Form 20-F
period 2020-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2021-03-16
CIK 909037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6th floor, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series B common shares, in the form of American Depositary Shares each representing one Series B share	SQM	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Series A Common Shares  142,819,552

Series B Common Shares  120,376,972

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted, electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report.   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

i

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2020, UF 1.00 was equivalent to US$40.89 and Ch$29,066.58 according to the Chilean Central Bank (Banco Central de Chile). As of March 1, 2021, UF 1.00 was equivalent to US$34.11 and Ch$29,294.68.

The Republic of Chile is governed by a democratic government, organized in fifteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.

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

ii

“Corfo” Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a Chilean national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

“CMF” The Chilean Financial Market Commission. (La Comisión para el Mercado Financiero), formerly known as the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros or SVS).

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

“hypothetical resources” Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and sample assay values spaced between 500–1000 meters.

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

iii

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

“Resources—Indicated Mineral Resource” ** The part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. The calculation is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes. The locations are too widely or inappropriately spaced to confirm geological continuity and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than a Measured Mineral Resource, but has a higher level of confidence than an Inferred Mineral Resource.

A deposit may be classified as an Indicated Mineral Resource when the nature, quality, amount and distribution of data are such as to allow the Competent Person, as that term is defined under Chilean Law No. 20,235, determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

“Resources—Inferred Mineral Resource” ** The part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence, by inferring them on the basis of geological evidence and assumed but not verified geological and/or grade continuity. The estimate is based on information gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes, and this information is of limited or uncertain quality and/or reliability. An Inferred Mineral Resource has a lower level of confidence than an Indicated Mineral Resource.

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

A deposit may be classified as a Measured Mineral Resource when the nature, quality, amount and distribution of data are such as to leave no reasonable doubt, in the opinion of the Competent Person, as that term is defined under Chilean Law No. 20,235, determining the Mineral Resource, that the tonnage and grade of the deposit can be estimated within close limits and that any variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

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

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2020 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2020.

*	The definition of a Controller Group that has been provided is the one that applied to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045.
**	The definitions we use for resources and reserves are based on those provided by the “Instituto de Ingenieros de Minas de Chile” (Chilean Institute of Mining Engineers).

iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “likely,” “could” or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

•	trends affecting the prices and volumes of the products we sell and the effects on our results;

•	level of reserves, quality of the ore and brines, and production levels and yields;

•	our capital investment program and financing sources

•	our Sustainable Development Plan;

•	development of new products, anticipated cost synergies and product and service line growth;

•	our business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items;

•	the future impact of competition; and

•	regulatory changes.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under Item 4. Information on the Company, Item Number 5. Operating and Financial Review and Prospects and Item 11. Quantitative and Qualitative Disclosures About Market Risk. Factors that could cause actual results to differ materially include, but are not limited to:

•	volatility of global prices for our products;

•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;

•	the impact of the global novel coronavirus (COVID-19) pandemic, including any new strain and any associated economic downturn on our future operating and financial performance;

•	changes in production capacities;

•	the nature and extent of future competition in our principal markets;

•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;

•	changes in raw material and energy prices;

•	currency and interest rate fluctuations;

•	risks relating to the estimation of our reserves;

•	changes in quality standards or technology applications;

•	adverse legal, regulatory or labor disputes or proceedings;

•	changes in governmental regulations;

•	a potential change of control of our company; and

•	additional risk factors discussed below under Item 3. Key Information—Risk Factors.

v

Summary of Risk Factors

Risks Relating to our Business

•	Our inability to extend or renew the mineral exploitation rights relating to the Salar de Atacama concession beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.
•	Volatility of world lithium, fertilizer and other chemical prices and high raw materials and energy prices that increase cost of sales, production costs and potentially result in energy unavailability, as well as changes in production capacities, including new production of iodine, potassium nitrate or lithium from current or new competitors in the markets in which we operate or variations of our inventory levels for economic or operational reasons could affect our prices, business, financial condition and results of operations.

•	Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries as well as subject us to differing regulatory, tax and other regimes.
•	We have a capital expenditure program that is subject to significant risks and uncertainties.
•	Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.
•	Chemical and physical properties of our products could adversely affect their commercialization.
•	Changes in technology or other developments could result in preferences for substitute products.
•	We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.
•	We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.
•	Lawsuits and arbitrations could adversely impact us.
•	Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets and changes in regulations regarding, or any revocation or suspension of mining, port or other concessions or changes in water rights laws and other regulations could affect our business, financial condition and results of operations.
•	A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.
•	Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition.
•	Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.
•	Recent international trade tensions could have a negative effect on our financial performance.
•	Outbreaks of communicable infections or diseases, or other public health pandemics, such as the outbreak of the novel coronavirus (COVID-19) currently being experienced around the world, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.
•	If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns it may adversely affect our business.
•	change can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.

Risks Relating to Financial Markets

•	Currency fluctuations and risks associated with the discontinuation, reform or replacement of benchmark indices may have a negative effect on our financial performance.
•	We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

vi

Risks Relating to Chile

•	As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.
•	Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations and the Chilean government could separately levy additional taxes on mining companies operating in Chile or declare lithium mining to be in the national interest, which could enable the expropriation of our lithium assets.
•	Legislation and growing case law regarding indigenous and tribal peoples might affect our development plans.
•	Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.
•	Chile is located in a seismically active region.

General Risks

•	The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.
•	Developments in other emerging markets could materially affect the value of our ADSs and our shares.
•	The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.
•	Our share or ADS price may react negatively to future acquisitions, capital increases and investments.
•	ADS holders may be unable to enforce rights under U.S. securities laws.
•	As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.
•	If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

•	Changes in Chilean tax regulations could have adverse tax consequences for U.S. investors.

vii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.     Selected Financial Data

Omitted at the Company’s option pursuant to amendments to Item 3.A of Form 20-F effective February 10, 2021.

3.B.     Capitalization and Indebtedness

Not applicable.

3.C.     Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.     Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business, financial condition, cash flows, or results of operations. In addition to other information contained in this Annual Report on Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by any of these risks.

Risks Relating to our Business

Our inability to extend or renew the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corfo, as amended from time to time (the “Lease Agreement”), and (ii) the Salar de Atacama project agreement between Corfo and SQM Salar, as amended from time to time (the “Project Agreement”). The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2020, revenues related to products originating from the Salar de Atacama represented 33% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2020, only 10 years remain on the term of the Lease Agreement and we had extracted approximately 28% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.

Although we expect to begin the process of discussing the extension or renewal of the mineral exploitation rights in the Salar de Atacama under the Lease Agreement and Project Agreement with Corfo well in advance of the December 2030 expiration date, we cannot assure you that we will successfully reach an agreement with Corfo to extend or renew our mineral exploitation rights beyond 2030. Any negotiation with Corfo for an extension or renewal could involve renegotiation of any or all of the terms and conditions of the Lease Agreement and Project Agreement, including, among other things, the lithium and potassium extraction and sales limits, the lease payment rates and calculations, or other payments to Corfo.

In the event that we are not able to extend or renew the Lease Agreement beyond the current expiration date of the Lease Agreement in 2030, we would be unable to continue extraction of lithium and potassium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers, or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or decreased production and have the ability to increase or decrease production.

Since we sell our products worldwide, with Asia, Europe and North America constituting our main markets, border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we operate as a result of COVID-19 could materially affect our business. We believe the impact on demand growth in the markets in which we sell our products, our sales volumes and our average prices will depend on the duration of COVID-19 in the various regions in which we operate, the efficiency of the measures implemented to contain the spread of COVID-19 in each country and relevant fiscal incentives that may be implemented in such jurisdictions to promote economic recovery. Most, if not all, of these factors are currently evolving on a rapid basis and we are currently unable to predict with certainty the full potential magnitude of the impacts of the COVID-19 pandemic on forecasts of market demand or our estimates of our sales volumes and average sale prices.

As a result of the above, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than110 countries around the world. In 2020, approximately 44% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 12% in Africa and the Middle East (excluding Israel); 9% in Chile and 14% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). In Note 23.1 to our consolidated financial statements, we reported revenues from Chile, Latin America and the Caribbean and Asia and others of US$1.0 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability, economic activity and policies in those countries as well as the duration of COVID-19 in the various regions in which we operate, the efficiency of the measures implemented to contain the spread of COVID-19 in each country and relevant fiscal incentives that may be implemented in such jurisdictions to promote economic recovery. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply an increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine, potassium nitrate or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of iodine, potassium nitrate and lithium, which has affected prices for those products. Further production increases could negatively impact prices. There is limited information on the status of new iodine, potassium nitrate or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties.

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have a US$1.9 billion investment plan for the years 2021-2024. The plan will allow us to expand our operations of lithium, iodine and nitrate by accessing natural resources both in the Salar de Atacama and caliche ore deposits in Chile as well as through the 50,0000 metric ton Mt. Holland lithium hydroxide project in Western Australia (a joint venture that we are developing with our partner Wesfarmers). The plan also aims to increase our mining capacity while protecting the environment, reduce operational costs and increase our annual production capacity of nitrates and iodine to meet expected growth in those markets.

Mining industry development projects typically require a number of years and significant expenditures before production can begin. Such projects could experience unexpected problems and delays during development, construction and start-up.

Our decision to develop a project typically is based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others: changes in tonnage, grades and metallurgical characteristics of ore or other raw materials to be mined and processed; estimated future prices of the relevant products; changes in customer demand; higher construction and infrastructure costs; the quality of the data on which engineering assumptions were made; higher production costs; adverse geotechnical conditions; availability of adequate labor force; availability and cost of water and energy; availability and cost of transportation; fluctuations in inflation and currency exchange rates; availability and terms of financing; and potential delays relating to social and community issues.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives.

This may require modifying our operations to incorporate the use of seawater and updating our mining equipment and operational centers.

We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, that the proposed US$1.1 billion capital increase approved by our shareholders on January 22, 2021 will be successful or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. If the capital increase is not successful, it may affect our ability to grow and maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 16% in 2020. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by our own geologists and hydrogeologists and are not subject to authentication by external geologists or an external auditing firm. However, our reserve estimates in the Salar de Atacama were reviewed by qualified persons and this information is presented to Corfo. In the past, our reserve estimates in the Salar de Atacama were also reviewed by the Superior Council for Scientific Investigations (Consejo Superior de Investigaciones Científicas) or CSIC, and this information was presented to CCHEN. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in our estimates and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization.

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

Changes in technology or other developments could result in preferences for substitute products.

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

Over 92% of our employees are employed in Chile, of which approximately 67% were represented by 20 labor unions as of December 31, 2020. As of December 31, 2020, 13 collective bargaining agreements had been renegotiated in advance, leaving the remaining seven to be renegotiated during 2021. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.

We are subject to recently enacted and might be subject to new local labor laws and regulations that govern, among other things, the relationship between us and our employees and will be subject to new labor bills currently under discussion in the national congress, mainly as a result of the impact of the global novel coronavirus (COVID-19) pandemic as well as to the economic and political volatility and civil unrest in Chile beginning in October and November 2019. There have been changes and proposed changes to various labor laws which include, but are not limited to, modifications related to teleworking, inclusion of workers with disabilities, minimum wage, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, regular work hours and other matters related to COVID-19.

Any changes to regulations to which we are subject could have a material adverse effect on our business, financial condition and results of operations.

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 to our Consolidated Financial Statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.

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

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Chilean Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction. For example, on December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of certain water extraction wells located in the Salar de Llamara. In October 2018, the First Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. On December 26, 2019, the First Environmental Court of Antofagasta ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by the Chilean Environmental Authority (Superintendencia del Medio Ambiente) or SMA, in January 2019 did not comply with certain proposed measures of the completeness and efficiency requirements of the Chilean environmental legislation.

SQM Salar S.A. has proposed to the SMA a new environmental compliance plan, which is currently subject to review. We believe that the new proposed environmental compliance plan, safeguards the protection of the environment and is evaluating all courses of action available under applicable law with respect to this ruling.

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

A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2020, two principal shareholder groups held in the aggregate 57.86% of our total outstanding shares, including a majority of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

As of December 31, 2020, one principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), owned approximately 32% of the total outstanding shares of SQM. As reported to the CMF by Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi”), on December 5, 2018, Inversiones TLC SpA currently owns 25.86% of the total shares of SQM.

Until November 30, 2018, the CMF considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company, and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition

Tianqi is a competitor in the lithium business, and as a result of the number of SQM shares that it owns, it has the right to choose up to three Board members. Under Chilean law, we are restricted in our ability to decline to provide information about us, which may include competitively sensitive information, to a director of our company. On August 27, 2018, Tianqi and the Chilean antitrust regulator, the Chilean National Economic Prosecutor’s Office (Fiscalía Nacional Económica), or FNE, entered into an extrajudicial agreement, under which certain restrictive measures were implemented in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which is defined as “sensitive information” under the agreement.

During the approval process of the extrajudicial agreement before the FNE, we expressed our concerns regarding the measures contained in the extrajudicial agreement since, in the Company’s opinion, the measures (i) could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) are not sufficient to avoid access to our “sensitive information” that, in the possession of a competitor, could harm us and the proper functioning of the market and (iii) could contradict the Chilean Corporations Act.

The presence of a shareholder which is at the same time a competitor of ours and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against us, whether in Chile or in other countries, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use cloud technologies, which allows us to support new business processes and respond quickly and at low cost to changing conditions in our business and of the markets. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken measures to identify and mitigate these risks with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. During the 2020, and as a result of the Covid-19 pandemic we renewed the perimeter security platform, implemented security updates and applications through the cloud, and the remote network access platform was strengthened and a plan to raise awareness of best practices in the use of telework was also provided. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

Recent international trade tensions could have a negative effect on our financial performance.

Economic conditions in China, an important market for the Company, are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the recent international trade disputes and tariff actions announced by the United States, China and certain other countries. The U.S. government has imposed significant tariffs on Chinese goods, and Chinese government has, in turn, imposed tariffs on certain goods manufactured in the United States. There is no assurance that the list of goods impacted by additional tariffs will not be expanded or the tariffs will not be increased materially. We are unable to predict how China or U.S. government policy, in particular, the outbreak of a trade war between China and the United States and additional tariffs on bilateral imports, may continue to impact global economic conditions. If the list of goods is further expanded or the tariff is further increased, global economic conditions of both countries could be impacted, and growth in demand for lithium or other commodities could decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Outbreaks of communicable infections or diseases, or other public health pandemics, such as the outbreak of the novel coronavirus (COVID-19) currently being experienced around the world, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.

Disease outbreaks and other public health conditions, such as the global outbreak of COVID-19 currently being experienced, in markets in which we, our customers and our suppliers operate, could have a significant negative impact on our revenues, profitability and business. Due to the COVID-19 outbreak, there has been a substantial curtailment and disruption of business activities around the world. These curtailments and disruptions include: manufacturing and other work stoppages, factory and other business closings, slowdowns or delays; restrictions and limitations placed on workers and factories, including quarantines and other limitations on the ability to travel and return to work; shortages and delays in production or shipment of products or raw materials; and border closures. In response to the spread of COVID-19, the Chilean government closed its borders for entry by non-resident foreigners for an extended period of time, prohibited the docking of cruise ships at Chilean ports, from time to time imposed quarantines on certain regions of Chile and imposed a nationwide curfew. These measures have not materially impacted imports or exports to or from Chile. However, we have seen some impacts related to the shipment of products in and out of various other countries and regions, which could further negatively impact our ability to ship products to customers and receive supplies from suppliers. Furthermore, the COVID-19 outbreak could disrupt the supply chain for materials we need to implement the planned expansions of our production capacity.

As a precaution, our management has implemented several measures to help reduce the speed at which COVID-19 may spread in our Company, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high-risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with the evolving COVID-19 situation. While these measures have been implemented to reduce the risk of the spread of the virus in our facilities, there can be no assurance that these measures will reduce or limit the impact of COVID-19 on our operations, business, financial condition or results of operations. Our operations could be stopped as a result of, among other reasons, regulatory restrictions or a significant outbreak of the virus among our staff, which could prevent employees from reporting to shifts.

While the global impacts of the COVID-19 pandemic are constantly changing, international financial markets have reflected the uncertainty associated with the slowdown of the global economy and the potential impact if businesses, workers, customers and others are prevented or restricted from conducting business activities due to quarantines, business closures or other restrictions imposed by businesses or governmental authorities in response to the COVID-19 outbreak. An economic downturn could affect demand for the products of our customers by their end-users and, in turn, demand from our customers for our products.

If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns it may adversely affect our business.

In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water by 65% and brine extraction by 50%. We also announced a goal of obtaining international certifications and participating in international sustainability indices which we consider essential for a sustainable future.

While we are dedicated to our efforts related to sustainability, if we fail to address appropriately all relevant stakeholders’ concerns in connection with ESG criteria, we may face opposition, which could negatively affect our reputation, delay operations, or lead to litigation threats or actions. If we do not maintain our reputation with key stakeholders and constituencies and effectively manage these sensitive issues, they could adversely affect our business, results of operations, and financial condition.

Climate change can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.

The impact of climate change on our operations and our customers’ operations remains uncertain, but the physical effects of climate change could have an adverse effect on us and our customers as experts believe that climate change may be associated with more extreme weather conditions. These effects could include, but may not be limited to, changes in regional weather patterns, including drought and rainfall levels, water availability, sea levels, storm patterns and intensities and temperature levels, including increased volatility in seasonal temperatures via excessively hot or cold temperatures. These extreme weather conditions could vary by geographic location.

Severe climate change could have an adverse effect on our costs, production, or sales, especially with respect to our solar operations in the Salar de Atacama, which require hot, arid summer weather conditions. Prolonged periods of precipitation or cooler weather during the evaporation season could reduce evaporation rates, leading to decreases in our production levels. Similarly, changes in hydrology could affect brine levels, impacting our mineral harvesting process. The occurrence of these climate events at our solar operations could lead to decreased production levels, increased operating costs and require us to make significant additional capital expenditures.

Weather conditions have historically caused volatility in the agricultural industry (and indirectly in our results of operations) by causing crop failures or significantly reduced harvests, which can adversely affect application rates, demand for our plant nutrition products and our customers’ creditworthiness. Weather conditions can also lead to a reduction in farmable acres, flooding, drought or wildfires, which could also adversely impact growers’ crop yields and the uptake of plant nutrients, reducing the need for application of plant nutrition products for the next planting season which could result in lower demand for our plant nutrition products and negatively impact the prices of our products.

Any prolonged change in weather patterns in our markets, as a result of climate change or otherwise, could have a material adverse impact on the results of our operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2020, the Chilean peso exchange rate was Ch$710.95 per U.S. dollar, while as of December 31, 2019 the Chilean peso exchange rate was Ch$748.74 per U.S. dollar. The Chilean peso therefore appreciated against the U.S. dollar by 5.0% in 2020. As of March 1, 2021, the Observed Exchange Rate was Ch$719.91 per U.S. dollar.

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

We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This reform will, and other future reforms may, cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. Various replacement benchmarks, and the timing of and mechanisms for implementation are being considered. The transition away from LIBOR to risk-free reference rates (RFRs) requires financial firms to make a variety of internal changes, for example updating front-and back-office systems, retraining staff and redesigning processes, as well as potentially modifying or renegotiating potentially thousands of LIBOR-linked contracts. All banks and other financial market participants must eliminate their dependence on LIBOR by this date if they are to avoid disruption when the publication of LIBOR ceases. Although as of December 31, 2020 we had approximately US$70 million short- and long-term debt that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.

Our business, financial condition and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control. The Chilean government has modified, and has the ability to modify, monetary, fiscal, tax, social and other policies in order to influence the Chilean economy or social conditions. We have no control over government policies and cannot predict how those policies or government intervention will affect the Chilean economy or social conditions, or, directly and indirectly, our business, financial condition and results of operations. Changes in policies involving exploitation of natural resources, taxation and other matters related to our industry may adversely affect our business, financial condition and results of operations.

We are exposed to economic and political volatility and civil unrest in Chile. Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile. In October and November 2019, Chile experienced riots and widespread mass demonstrations in Santiago and other major cities in Chile, triggered by an increase in public transportation fares in the city of Santiago, which involved violence and significant property damage and caused commercial disruptions throughout the country. As a result, on October 18, 2019 the Chilean government declared a 15-day period state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities. The state of emergency has since been lifted and the Chilean government has introduced several social reforms, including (i) an immediate 20% increase in government-subsidized pensions; (ii) new insurance programs to cover catastrophic illnesses and medication; (iii) a guaranteed minimum monthly income for wage earners of Ch$350,000 (approximately US$460.95), with the difference between such guaranteed minimum monthly income and the minimum monthly wage (Ch$301,000) to be borne by the Chilean government; (iv) the reversal of a previously announced 9.2% price increase in energy tariffs; and (v) a 40% income tax bracket for individuals earning over Ch$15.0 million (approximately US$19,755.04) a month, increased from 35%. In addition, President Piñera announced a pay cut for members of the Chilean Congress and the highest-paid civil servants and replaced eight ministers of his government. On November 15, 2019, representatives of Chile’s leading political parties agreed to hold a referendum, allowing Chileans to vote on whether to replace the Chilean Constitution. In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in strong support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention will be held in April 2021. Each new article of the Constitution would have to be approved by two thirds of the convention. The Constitutional Convention will have approximately one year, starting in April 2021, to complete the draft of the Constitution. An exit referendum with compulsory participation will then be held to ratify the new Constitution.

The long-term effects of this social unrest are hard to predict, but could include slower economic growth, which could adversely affect our profitability and prospects.

Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations.

In response to the riots and mass demonstrations that occurred during October and November 2019, the Chilean government held a national referendum in November 2020 which decided that a new Chilean Constitution would be drafted by a special constituent assembly comprised entirely of citizens elected for that task (“Elected Citizens”). As decided in the referendum, all Elected Citizens are to be elected in April 2021 and the draft Chilean Constitution will be presented by the drafters in September or December 2021 (depending on whether an extension is requested) for approval by the citizens of Chile in May or August 2022 (depending on whether an extension is requested). It is expected that the final draft of the new Chilean Constitution will be submitted to a public referendum for approval. The existing Chilean Constitution has been in place since 1980 and any new Chilean Constitution could change the political situation of Chile, potentially changing a wide range of rights, including mining rights, water rights and property rights generally, which could affect the Chilean economy and the business outlook for the country generally and our business, financial condition and results of operations in particular.

Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the proposed Constitutional referendum could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions, any changes to regulations to which we are subject or adverse changes to our other concession rights, or a revocation or suspension of any of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed by the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Chilean Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. In addition, any changes to the Chilean Constitution with respect to water rights as a result of the proposed Constitutional referendum could restrict our access to water required for our production operations and materially adversely affect our existing operations or our ability to expand our operations in the future. These and potential future changes to the Water Code, the Chilean Constitution or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean National Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.

The Chilean National Congress is currently processing a bill, bulletin 10,638-08, which “Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest.” The purpose of this bill is to enable the potential expropriation of our assets, or our lithium operations in general. The bill is subject to further discussion in the Chilean National Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean National Congress, nor that its final wording will not refer to us or our lithium operations. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on mining companies operating in Chile.

In Chile, there is a royalty tax that is applied to mining activities developed in the country. The Chilean National Congress is currently processing a bill, bulletin 12,093-08, which proposes to institute a royalty fee of 3% on the value of extracted minerals. The bill is subject to further discussion in the Chilean National Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean National Congress. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Igndigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by Indigenous Rights Convention.

The consultation process may cause delays in obtaining regulatory approvals, including environmental permits, as well as public opposition by local and/or international political, environmental and ethnic groups, particularly in environmentally sensitive areas or in areas inhabited by indigenous populations. Furthermore, the omission of the consultation process when required by law may result in the revocation or annulment of regulatory approvals, including environmental permits already granted.

Consequently, operating projects may be affected since the omission of the consultation process, when required by law, could lead to public law annulment actions pursuing the annulment of the environmental permits granted.

However, this risk frequently arises during the environmental assessment phase when the environmental permits are to be obtained. In such scenario, affected parties may take several legal actions to declare null or void the environmental permits that omitted the consultation process, and in some cases, courts have overturned environmental approvals in which consultation was not made as prescribed in the Indigenous Rights Convention.

If the Indigenous Rights Convention affects our development plans, it could have a material adverse effect on our business, financial condition and results of operations.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of securities issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. During 2017-2020, Chile has experienced several earthquakes which had a magnitude of over 6.0 on the Richter scale. There were also earthquakes in the past decade that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary for our ADSs will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares.

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

The prices of securities issued by Chilean companies, including banks, are influenced to varying degrees by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, other parts of Latin America and other nations. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Chilean issuers.

If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties.

Chile has considerable economic ties with China, the United States and Europe. In 2020, approximately 37.2% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 14.0% of total exports to the United States and 8.8% to Europe in 2020.

Chile was recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs or to sell the shares underlying our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions, divestitures, capital increases and investments.

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. We may also seek to strengthen our leadership position in our core businesses through divestitures of certain assets or stakes in subsidiaries that we believe will allow us to concentrate our efforts on our core businesses. Depending on our capital structure at the time of any acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. We may also carry out capital increases in order to raise capital for our capital plan. In addition, any divestitures we effect may not result in strengthening our position in our core businesses as anticipated. Any change in our financial condition could affect our results of operations and negatively impact our share or ADS price.

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

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. Although in connection with the pending capital increase approved by our shareholders on January 22, 2021, we expect to file a registration statement that would permit holders of ADSs to exercise preemptive rights, if our ADS holders were unable to exercise their preemptive rights because we did not file a registration statement, the ADS depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and have no further value and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2020. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for all or a portion of the amount of the First Category Tax, depending on the jurisdiction of the foreign shareholder, effectively reduces the rate of Withholding Tax. Foreign shareholders resident in a jurisdiction with a tax treaty in force with Chile will be credited with 100% of the Chilean corporate tax paid by us against the final taxes at the shareholder level. Foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate on dividends because only a portion of the Chilean corporate tax paid by us will be credited against the final taxes at the shareholder level. There is a temporary rule in effect since January 1, 2017, which has been extended to December 31, 2026, that provides that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2020, even if such treaties are not in force. This is currently the status of the treaty signed between the United States and Chile.

Additionally, pursuant to the current social and political agenda, it is expected that the Chilean Government, based on a report prepared on January 2021 by a commission of experts, will introduce a new tax reform bill aimed at limiting tax exemptions and/or preferential tax treatments contained in the Chilean tax legislation, such as the exemption on capital gains arising from the sale of shares that are publicly traded and have a high presence in the stock exchange.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Material Chilean Tax Considerations.”

General Risk Factors

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

Quality standards in markets in which we sell our products could become stricter over time.

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

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies.

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

Our water supply could be affected by geological changes or climate change.

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. The use of seawater for future or current operations could increase our operating costs. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business.

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

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business, financial condition and results of operations.

We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the FCPA. Although we and our subsidiaries maintain policies and processes intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, anti-money laundering or other similar laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries’ industry, which, in turn, could have adverse effects on our and our subsidiaries’ business, financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. We are legally referred to by our full name Sociedad Química y Minera de Chile S.A. as well as commercially by the abbreviated name “SQM.” Our Website is www.sqm.com. The information contained on or linked from our website is not included as part of, or incorporated by reference into this report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at www.sec.gov.

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADS represents one Series B common share. We accessed international capital markets for the issuance of additional ADSs in 1995 and 1999.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which has enabled us to produce potassium chloride, lithium carbonate, lithium hydroxide, potassium sulfate and boric acid.

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

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyl lithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. We continued expanding in 2018, and today, including Pedro de Valdivia and Nueva Victoria, our current effective iodine capacity is approximately 14,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. Our interest was sold to Ganfeng Lithium Netherlands Co., BV in 2018. Ganfeng is responsible for a US$50 million deferred payment to us if certain sales goals are met by the project. In 2016, we also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Elemental Minerals. Following this transaction at the end of 2016, Elemental Minerals changed its name to Kore Potash Limited. The State General Reserve Fund of Oman invested US$20 million.

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt. Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint venture with Kidman Resources Limited (“Kidman”), with respect to the Mt. Holland lithium project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. SQM Australia Pty committed to pay a price of US$110 million for the 50% of the Mt. Holland assets, which was split into an initial payment of US$25 million and a deferred payment of US$87.5 million, both payments subject to certain conditions precedent. SQM Australia Pty paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place. All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018. These investments are not included in the capital expenditure program amounts discussed in the section below. These investments were carried out with internal financing.

On September 23, 2019, Wesfarmers Limited (“Wesfarmers”) acquired all the issued ordinary shares in Kidman, becoming a 50% partner in the Mt. Holland lithium project in the joint venture with SQM Australia Pty.

In September 2020, in the Salar de Atacama, we began a self-assessment process, which is the first step in the Initiative for Responsible Mining Assurance’s (“IRMA”) rigorous responsible mining certification process.

In October 2020, we announced our Sustainable Development Plan, which includes voluntarily expanding our monitoring systems, promoting better and more meaningful conversations with neighboring communities, becoming carbon neutral and reducing water by 65% and brine extraction by 50%. As part of this plan, we also set a goal to obtain international certifications and participate in international sustainability indices.

In November 2020, we were accepted into the Dow Jones Sustainability Chile and the Dow Jones Sustainability MILA Pacific Alliance Indices.

On February 16, 2021, our Board approved the investment of approximately US$700 million for our 50% share of the development costs of the Mt. Holland lithium hydroxide project in the joint venture with Wesfarmers.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. In 2020, we also worked on the expansion of our lithium carbonate and lithium hydroxide capacity in Chile, which we believe will reach 120,000 metric tons and 21,500 metric tons respectively by the end of 2021. We also began expansions related to the mining and production facilities of nitrates and iodine in Chile.

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 were as follows:

(in millions of US$)	2020	2019	2018
Capital expenditures	322.2	321.3	244.7

During 2020, we had total capital expenditures of US$322.2 million, a decrease compared to the US$450 million that was originally expected as a result in the delay of the purchasing of equipment. Our 2020 capital expenditure is primarily related to:

•	Capacity expansion projects related to the increase of our lithium carbonate production from 70,000 metric tons per year to 120,000 metric tons per year in Chile;
•	Capacity expansion of lithium hydroxide production from 13,500 metric tons per year to 21,500 metric tons per year in Chile;
•	Optimization projects related to potassium nitrate production plants in Coya Sur; and
•	General maintenance of all production units in order to ensure the fulfillment of production and sales targets.

During 2019, we had total capital expenditures of US$321.3 million, primarily related to:

•	Capacity expansion projects related to the completion of the increase of our lithium carbonate production to 70,000 metric tons per year and the commencement of our lithium carbonate expansion project to reach 120,000 metric tons per year.
•	Capacity expansion of lithium hydroxide production from 13,500 metric tons per year to 21,500 metric tons per year in Chile;
•	Investments to increase iodine capacity to 14,800 metric tons per year in the Nueva Victoria mine; and
•	Capacity expansion and optimization projects related to potassium nitrate production plants II, III and IV in Coya Sur.

During 2018, we had total capital expenditures of US$244.7 million, primarily related to:

•	Capacity expansion projects related to increasing lithium carbonate production to 70,000 metric tons per year and lithium hydroxide production to 13,500 metric tons per year in Chile;
•	Investments to increase iodine capacity to 14,000 metric tons per year in the Nueva Victoria mine;
•	Capacity expansion project related to potassium nitrate production plants III and IV in Coya Sur; and
•	General maintenance of all production units and the Port of Tocopilla in order to ensure the fulfillment of production and sales targets.

We believe that our capital expenditures for 2021 could reach approximately US$500 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium project in Australia. We expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 120,000 and 21,500 metric tons respectively by the second half of 2021, an increase of 50,000 metric tons of lithium carbonate and of 8,000 metric tons of lithium hydroxide compared to our current effective capacity. We will also begin the development and purchase of long-lead time equipment in connection with the Mt. Holland lithium project in Western Australia.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world´s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in approximately 110 countries through our worldwide distribution network, with 91% of our sales in 2020 derived from countries outside Chile.

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

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Our main specialty fertilizer is potassium nitrate, which is used primarily in high-value crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Industrial nitrates are also being used in concentrated solar power plants as a means for energy storage. In addition, we complement our product portfolio through the buying and selling of other fertilizers in Chile and around the world.

For the year ended December 31, 2020, we had revenues of US$1,817.2 million, gross profit of US$482.9 million and profit attributable to controlling interests of US$164.5 million. Our worldwide market capitalization as of December 31, 2020 was approximately US$11.0 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients which offer nutritional solutions for fertigation, direct soil and foliar fertilizer applications: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these products are used in either solid or liquid form mainly on high value crops such as fruit, flowers and some vegetables. These fertilizers are widely used in crops that use modern agricultural techniques such as hydroponics, greenhouses and crops with foliar application and fertigation (in the latter case, the fertilizer is dissolved in water before irrigation).

Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for different application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar applications, and potassium nitrate prills are suitable for direct soil applications.

We have developed brands for marketing according to the different applications and uses of our products. Our main brands are: UltrasolR (fertigation), QropR (soil application), SpeedfolR (foliar application) and AllganicR (organic agriculture).

The new needs of more sophisticated customers demand that the industry provide integrated solutions rather than individual products. Our products, including customized specialty blends that meet specific needs along with the agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better-quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers. One of the advantages of our products is the presence of certain beneficial trace elements, which makes them more valuable for customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

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

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries used in electric vehicles, portable computers, tablets, cellular telephones and electronic apparatus, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for cathodes for high energy capacity batteries.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals: We produce and sell three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment, metal recycling and the production of insulation materials, among other uses. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics, enamel industries, metal treatment and pyrotechnics. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2020, 2019 and 2018 according to our product lines:

	2020	2019	2018
Specialty Plant Nutrition	39%	37%	35%
Iodine and Derivatives	18%	19%	14%
Lithium and Derivatives	21%	26%	32%
Potassium	12%	11%	12%
Industrial Chemicals	9%	5%	5%
Other	2%	2%	2%
Total	100%	100%	100%

Business Strategy

SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a dynamic company. In pursuit of our objectives, we expect to acquire and develop projects and interests that are consistent with our existing and new businesses, either alone or with joint venture partners. We may also divest or sell-down interests that we have acquired to deploy funds for other investments or other purposes in pursuit of our objectives or to adjust risk or diversify our asset base.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and specialty blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets where we can sell our plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the specific requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) reach and maintain a sufficient market share of the iodine market in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively; (v) supply a product with consistent quality according to the requirements of our customers; (vi) diversify our operations geographically and jurisdictionally; and (vii) diversifying our asset base or adjusting risk by acquiring new projects and interests (either alone or with joint venture partners), divesting existing projects or selling down our interests in projects.

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

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market; (ii) encourage demand growth in different applications as well as exploring new potential applications; (iii) position ourselves as a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs and industrial initiatives; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

New Business Ventures

We constantly evaluate opportunities that are consistent with our existing and new businesses. We seek to acquire interests in projects both inside and outside of Chile where we believe we have sustainable competitive advantages, and we hope to continue doing so in the future.

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

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2020, the team identified six new targets and confirmed mineralization in several of the targets. The number of perforated meters reached 33,523 meters and used four machines owned by us. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2020, we had five option agreements in place with four mining companies and private equity firms. We participated in the formation of two joint ventures as a result of exercising an option agreement with a junior mining company.

Main Business Lines

Specialty Plant Nutrition

In 2020, specialty plant nutrients revenues decreased to US$701.7 million, representing 38.6% of our total revenues for that year. We believe that we are the world’s largest producer of potassium nitrate. We estimate that our 2020 sales volume represented approximately 51% of the total global potassium nitrate used for all applications, remaining flat with our sales volume in 2019. We estimate that our sales accounted for approximately 48% of global potassium nitrate sales for all agricultural uses by volume in 2020. During 2020, the agricultural potassium nitrate market increased approximately 5% when compared to 2019. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

In addition to potassium nitrate, we produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

Our specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. The products have significant advantages for certain applications over commodity fertilizers based on other sources of nitrogen and potassium, such as urea and potassium chloride.

The advantages of our specialty plant nutrients include that they:

•	are fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus reducing the water use associated with cultivating the crops;
•	are chloride-free, which prevents toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea- or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants; and
•	are more attractive to customers who prefer products of natural origin.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops.

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3%, while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. A good example of this is the more efficient use of water through irrigation, which has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). Micro-irrigation, which results in even more efficient use of water, has grown at 10% per year over the same period. Micro-irrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients are fully soluble in water and provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

The lowest global share of hectares under micro-irrigation over total irrigated hectares is in Asia, with a figure of approximately 3%. This represents a high potential for the introduction of micro-irrigation in that region, which is reflected in the high growth rates in Asia in recent years.

Potassium nitrate is an important market in China, although currently its demand is largely fulfilled by domestic producers. Total demand of potassium nitrate in Asian countries totals approximately 400,000 to 420,000 metric tons, of which approximately 130,000 metric tons is needed for the tobacco industry and approximately 120,000 metric tons is related to the horticulture business. Of the total, between 15,000 and 35,000 metric tons of potassium nitrate are imports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate, and specialty blends are higher margin products that use sodium nitrate as a feedstock. These products can be manufactured in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Brazil, Chile, China, Italy, Mexico, the Netherlands, Peru, South Africa, Spain, and the United States.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2020, 2019 and 2018:

	2020	2019	2018
Sales volumes (Th. MT)
Sodium nitrate	25.6	30.2	25.0
Potassium nitrate and sodium potassium nitrate	575.2	617.4	673.4
Specialty blends (1)	271.3	238.9	242.5
Other specialty plant nutrients (2)	164.4	155.3	141.6

Total revenues (in US$ millions)	701.7	723.9	781.8

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

In 2020, our specialty plant nutrients revenues decreased to US$701.7 million, representing 39% of our total revenues for that year and a 3.1% decrease from US$723.9 million in specialty plant nutrients revenues in 2019. Prices decreased approximately 2.6% in 2020.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers.

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chloride and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton, and certain fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chloride-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

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

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, such as when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport; and
•	to achieve rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including the development of brands such as Ultrasol®, for fertigation; Qrop®, for application to the soil; Speedfol®, for foliar feeding and Allganic® for organic crops. In recent years, we have added several products to our portfolio such as QropTMKS in 2015 and Ultrasolution K® in 2018.

We have restructured the Qrop products portfolio to include a chloride-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant. Ultrasolution K® addresses the need for potassium-free chloride and a nitrate safe for handling in the liquid fertilizer market, opening new opportunities for SQM in in the cultivation of almonds and strawberries, in which water quality and efficiency are very important.

Other products developed by our research and development team during 2020 include Ultrasoline®, Ultrasol K Acid®, ProP® and Prohydric®. Ultrasoline® is a new product that, together with potassium nitrate, incorporates iodine, an essential element for plants, allowing better root growth, optimal photosynthesis and better tolerance to oxidative stress, among other advantages.

Specialty Plant Nutrition: Marketing and Customers

In 2020, we sold our specialty plant nutrients in approximately 102 countries and to more than 1,100 customers. No customer represented more than 10% of our specialty plant nutrition revenues during 2020, and our ten largest customers accounted in the aggregate for approximately 33% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2020	2019	2018
North America	35%	34%	31%
Europe	21%	21%	26%
Chile	14%	15%	14%
Central and South America (excluding Chile)	10%	11%	10%
Asia and Others	20%	20%	19%

We sell our specialty plant nutrition products globally mainly through our own worldwide network of commercial offices and distributors.

We maintain inventory of our specialty plant nutrients in our commercial offices in our main markets in order to facilitate prompt deliveries to customers. Sales are made pursuant to spot purchase orders or short-term contracts.

As part of our marketing strategy, we provide technical and agronomical assistance to our clients. We have specific knowledge resulting from extensive research and numerous studies conducted by our agronomical teams in close contact with producers throughout the world. The solid agronomical knowledge is key for the development of specific formulas and hydroponic and fertigation nutritional plans, which allows us to provide expert advice for producing crops that meet high quality standards for the most efficient markets and in the most environmentally challenging conditions.

By working closely with our customers, we are able to identify their needs for new products and a possible existence of higher-value-added markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and achieve a premium price for their products.

Our customers are located in diverse latitudes. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

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

SQMC’s total sales reached US$118 million and US$128 million in 2020 and 2019, respectively. During 2020, no client represented more than 10% of the sales of the Company. According to the customs information related to fertilizers, the market participation of fertilizers imported directly by SQMC during 2020 was approximately 22%.

Specialty Plant Nutrition: Competition

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

We believe that we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market, our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 18% of total world sales during 2020 (excluding sales by Chinese producers to the domestic Chinese market). Our sales accounted for approximately 48% of global potassium nitrate sales by volume for the period.

ACF, another Chilean proucer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

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

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2020, our revenues from iodine and iodine derivatives amounted to US$334.7 million, representing 18.4% of our total revenues in that year. We estimate that our sales accounted for approximately 28% of global iodine sales by volume in 2020.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 9%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 4% and other applications, 14%.

During 2020, iodine demand was impacted significantly due to the economic crisis caused by Covid-19, with total global demand decreasing by approximately 9% to 33,200 metric tons. Although the decrease in demand occurred across product lines, two uses of iodine had growth compared to 2019: the use of povidone-iodine grew by 6%, and the use of iodine for human nutrition grew by 1%. It is expected that the majority of iodine applications will begin to recover demand during the course of 2021.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 14,800 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is one of the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO 9001:2015 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2020, 2019 and 2018:

	2020	2019	2018
Sales volumes (Th. MT)
Iodine and derivatives	9.7	12.7	13.3

Total revenues (in US$ millions)	334.7	371.0	325.0

Our revenues decreased to US$334.7 million in 2020 from US$371.0 million in 2019. This decrease was primarily attributable to lower sales volumes during 2020. Average iodine prices were more than 18.9% higher in 2020 than in 2019. Our sales volumes decreased 24.1% in 2020.

Iodine: Marketing and Customers

In 2020, we sold our iodine products in approximately 47 countries to approximately 250 customers, and most of our sales were exports. Two customers each accounted for more than 10% of our iodine revenues in 2020. These two customers accounted for approximately 42% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2020	2019	2018
North America	27%	24%	26%
Europe	42%	33%	34%
Chile	0%	0%	0%
Central and South America (excluding Chile)	3%	2%	2%
Asia and Others	27%	40%	37%

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

Five Chilean companies accounted for approximately 55% of total global sales of iodine in 2020, including SQM, with approximately 28%, and four other producers accounting for the remaining 27%. The other Chilean producers are Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 28% of global iodine sales in 2020, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2020.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate the 19% of the iodine supply comes from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices increased to approximately US$35 per kilogram in 2020, from the average sales prices of approximately US$29 per kilogram observed in 2019.

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

Lithium and its Derivatives

In 2020, our revenues from lithium sales amounted to US$383.4 million, representing 21.1% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 19% of the global lithium chemicals sales volumes.

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

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 75% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 54% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 5% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 5% of total lithium demand), chips for the ceramics and glaze industry (approximately 2% of total lithium demand), chemicals for air conditioning (approximately 1% of total lithium demand), and many others, including pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid metal and element at room temperature;
•	is low density;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential; and
•	has a high specific heat capacity.

During 2020, lithium chemicals demand increased by approximately 6%, reaching approximately 330,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama. The annual production capacity of our lithium carbonate plant at the Salar del Carmen is now 70,000 metric tons per year. We are in the process of increasing our production capacity to 180,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 13,500 metric tons per year and we are in the process of increasing this production capacity to 30,000 metric tons per year. In addition, in February 2021 our Board approved the investment for our 50% share of the development costs in the Mt. Holland lithium project in our joint venture with Wesfarmers, which we expect will have a total production capacity of 50,000 metric tons.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2020, 2019 and 2018:

	2020	2019	2018
Sales volumes (Th. MT)
Lithium and derivatives	64.6	45.1	45.1

Total revenues (in US$ millions)	383.4	505.7	734.8

Our revenues in 2020 were US$383.4 million, a 24.2% decrease from US$505.7 million in 2019, due to lower prices during the year. The average price for 2020 was approximately 47.1% lower than the average price in 2019.

Lithium: Marketing and Customers

In 2020, we sold our lithium products in approximately 42 countries to approximately 187 customers, and most of our sales were to customers outside of Chile. One customer accounted for more than 10% of our lithium revenues in 2020, accounting for approximately 12% of our lithium revenues. Our ten largest customers accounted in the aggregate for approximately 58% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2020	2019	2018
North America	7%	9%	9%
Europe	13%	15%	14%
Chile	0%	0%	0%
Central and South America (excluding Chile)	0%	1%	0%
Asia and Others	80%	75%	76%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices. In December 2020, we signed a nine-year sales contract with LG Energy Solution for up to 55,000 metric tons of lithium carbonate equivalent.

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2020, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 64,600 metric tons of lithium carbonate and hydroxide, SQM’s market share of lithium chemicals was approximately 19% in 2020. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a market share of approximately 22%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Tianqi Lithium Corp. (“Tianqi”), a Chinese company producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 21% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle. Currently, Tianqi is planning to begin production at its lithium hydroxide plant in Australia, which is expected to be operational during 2021. Tianqi is also a significant shareholder of ours, holding approximately 25.86% of our shares. Albemarle plans to begin production at its lithium hydroxide plant in Australia in late 2021.

Another important competitor is Livent Corporation (“Livent”), with an estimated market share of approximately 6%. Livent has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, Livent produces lithium derivatives in the United States, the United Kingdom and China. Orocobre Ltd., based in Argentina, produces lithium carbonate, with a market share of approximately 3%.

Australia is an important source of concentrated lithium minerals. Since 2018, two producers have doubled their production of concentrated mineral, which is then converted into lithium chemicals in China. One of these producers is a joint venture between Ganfeng Lithium Co. (“Ganfeng”) and Mineral Resources Ltd in the Mt. Marion project. Galaxy Resources Ltd. is another important producer with operations in Mt. Cattlin. Additionally, Pilbara Minerals (which recently acquired Altura Mining), both produce from the Pilgangoora deposit. In addition, there were at least ten other companies producing lithium in China from brines or minerals in 2020.

We believe that lithium production will continue to increase in the near future, in response to an increase in demand growth. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2020, our potassium chloride and potassium sulfate revenues amounted to US$209.3 million, representing 11.5% of our total revenues and a 1.3% decrease compared to 2019, as a result of decreased average prices. We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2020.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1 to 2%. We estimate that demand increased 3 million metric tons in 2020, reaching approximately 67 million metric tons.

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

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2020, 2019 and 2018:

	2020	2019	2018
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	726.7	597.3	831.8

Total revenues (in US$ millions)	209.3	212.2	267.5

Our revenues in 2020 were US$209.3 million, a 1.3% decrease from US$212.2 million in 2019, due to significantly lower prices during the year. Our sales volumes in 2020 were approximately 21.7% higher than sales volumes reported last year.

Potassium: Marketing and Customers

In 2020, we sold potassium chloride and potassium sulfate to approximately 509 customers in approximately 41 countries. No individual customer accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2020. We estimate that our ten largest customers accounted in the aggregate for approximately 38% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 11% of the cost of sales for the business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2020	2019	2018
North America	19%	20%	19%
Europe	14%	13%	17%
Chile	11%	13%	10%
Central and South America (excluding Chile)	35%	31%	30%
Asia and Others	21%	23%	24%

Potassium: Competition

We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2020. Our main competitors are Nutrien, Uralkali, Belaruskali and Mosaic. We estimate that in 2020, Belaruskali accounted for approximately 18% of global sales, Nutrien accounted for approximately 19% of global sales, Uralkali accounted for approximately 16% of global sales, and Mosaic accounted for approximately 14% of global sales.

Industrial Chemicals

In 2020, our revenues from industrial chemicals were US$160.6 million, representing approximately 8.8% of our total revenues for that year.

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products, including prilled grades, for industrial applications. The grades differ mainly in their chemical purity. We enjoy certain operational flexibility producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics and explosives, metal recycling, insulation materials, metal treatments, thermal solar and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio and are used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

We see a growing trend for the CSP application as a result of its economical long duration electricity storage. The thermal storage of CSP plants helps to improve the stabilization of the electricity grid. Like all large power generation plants, such large CSP power plants are capital intensive and require a relatively long development period.

We supply solar salts to CSP projects around the world. In 2020, we sold approximately 160,000 metric tons of solar salts to supply a CSP project in the Middle East. We expect to supply over 400,000 metric tons to this project between 2020-2022. In addition, we believe there are ten major projects currently under development worldwide that we believe we could supply between 2020-2025. As a result, we expect our sales volumes of this product to surpass 1 million metric tons during the 2020-2025 period.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities for solar salts uses in the near future, such as retrofitting coal plants.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2020, 2019 and 2018:

	2020	2019	2018
Sales volumes (Th. MT)
Industrial chemicals	225.1	123.5	135.9

Total revenues (in US$ millions)	160.6	94.9	108.3

Revenues for industrial chemicals increased to US$160.6 million in 2020 from US$94.9 million in 2019, as a result of higher sales volumes in this business line. Sales volumes in 2020 increased 82.3% compared to sales volumes reported last year.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 54 countries in 2020 to approximately 268 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2020, accounting for approximately 69%, and our ten largest customers accounted in the aggregate for approximately 79% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to CORFO which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 24.2 to our consolidated financial statements for the disclosure of lease payments made to CORFO for all periods presented.

The following table shows the geographical breakdown of our revenues for 2020, 2019 and 2018:

Revenues breakdown	2020	2019	2018
North America	15%	29%	25%
Europe	7%	16%	16%
Chile	3%	42%	4%
Central and South America (excluding Chile)	3%	7%	11%
Asia and Others	72%	6%	43%

Our industrial chemical products are marketed mainly through our own network of offices, representatives and distributors. We maintain updated inventories of our stocks of sodium nitrate and potassium nitrate, classified according to graduation, to facilitate prompt dispatch from our warehouses. We provide support to our customers and continuously work with them to develop new products and applications for our products.

Industrial Chemicals: Competition

We believe that we are one of the world's largest producers of industrial sodium nitrate and potassium nitrate. In 2020, our estimated market share by volume for industrial potassium nitrate was 73% and for industrial sodium nitrate was 44% (excluding domestic demand in China and India).

Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation, and several producers in China and Eastern Europe are highly competitive. They produce industrial sodium nitrate as a by-product of other production processes. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa, which we estimate had a market share of 16% for 2020. We estimate that our market share was approximately 73% for 2020. Other competitors are mostly based in China.

Producers of industrial sodium nitrate and industrial potassium nitrate compete in the marketplace based on attributes such as product quality, delivery reliability, price, and customer service. Our operation offers both products at high quality and with low cost. In addition, our operation is flexible, allowing us to produce industrial or agricultural nitrates, maximizing our yields and reducing commercial risk. In addition, with certain restrictions, we are able to adapt production from one grade to another depending on market needs.

In the potassium chloride market, we are a relatively small producer, mainly focused on supplying regional needs.

Other Products

SQM also receives income from the commercialization of third-party fertilizers (specialty and commodity). These fertilizers are traded in large volumes worldwide and are used as raw material for our specialty mixes or to complement our product portfolio. We have developed commercial management, supply, flexibility and inventory management capabilities that allow us to adapt to the changing fertilizer market in which we operate and obtain profits from these transactions.

Production Process

Our integrated production process can be classified according to our natural resources:

•	caliche ore deposits, which contain nitrates, iodine and potassium; and
•	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2020, our mining operations concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Oeste, Norte and Sur. The Second Region mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from twenty centimeters to four meters, and with the overburden varying in thickness between half a meter and two meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit and treatability tests are performed at a pilot plant. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three to five years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders and bulldozers load the ore onto off-road trucks, which take it to the leaching heaps to be processed.

During 2020, SQM worked with two continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.

The run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing iodine, nitrate and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and salts rich in nitrate and potassium are produced. These concentrated salts are then sent to Coya Sur where they are used to produce potassium nitrate and sodium nitrate.

During 2020, the Pedro de Valdivia site generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plant at Pedro de Valdivia. After iodide is obtained, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2020, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur, which began operating in December 2019. Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it at atmospheric pressure and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. During 2020, we worked on several initiatives to improve productivity, including the commencement of the construction of a new magnesium abatement plant in Sur Viejo which will allow for high content potassium nitrate salt recovery from potassium salts from the Salar de Atacama. This plant will begin the commissioning process in mid-2021. We also began the removal of magnesium in nitrates from Pedro de Valdivia by using high sulfate salts from Pampa Blanca that allow for improved nitrate recovery during the evaporation ponds process.

The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheinland under the quality standard ISO 9001:2015.

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

The sodium potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

Iodine and Iodine Derivatives

During 2020, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche ore carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by combusting (burning) sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated in iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in the Iris facility. The concentrated iodide is oxidized to metallic iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO 9001:2015 program, providing third-party certification—by TÜV-Rheinland—of the quality management system. The last recertification process was approved in November 2020.

Our total iodine production in 2020 was 12,118 metric tons: 9,362 metric tons from Nueva Victoria, 1,250 metric tons from Iris, and 1,506 metric tons from Pedro de Valdivia. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current effective production capacity at our iodine production plants is approximately 14,800 metric tons per year. During 2020, we continued the development of the Tente en el Aire project, progressing with making necessary environmental notices and obtaining permits required by governmental authorities. This project expects to incorporate the use of 900 liters per second of seawater, increasing the mine area by more than 40,000 hectares and allowing for increased in production in the project’s first stage of 3,000 tons of iodine and 250,000 tons of nitrate salts.

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

In September 2010, CONAMA, the Chilean Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This environmental permit allows for an increase in the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of crystallized nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 665.7 liters per second. In Iris, we are approved for 2,000 metric tons of iodine production per year, with an annual extraction of caliche ore up to 6.48 million metric tons per year. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 13,000 metric tons per year of iodine (including the Iris operations) and 1,000,000 metric tons per year of nitrates. Additional expansions may be implemented from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 210 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains, which is the result of millions of years of climatic and tectonic impacts. Brines are pumped from depths of 15 to 150 meters below surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfates and other minerals.

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement, as amended in January 2018, permits the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear) to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

For the year ended December 31, 2020, revenues related to products originating from the Salar de Atacama represented 33% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2020, only 10 years remain on the term of the Lease Agreement.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are potassium chloride, potassium salts, lithium chloride solutions, lithium carbonate, lithium hydroxide, lithium salts, potassium sulfate, boric acid, sodium chloride and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the evaporation process, sodium chloride salts (halite) precipitate, they are then harvested and removed; these salts have the potential to be used in the copper mining process. In the second stage of the evaporation process, the remaining brine from the first stage is transferred to other evaporation ponds where potassium chloride salts together with sodium chloride (sylvinite) precipitate, these salts are harvested and then sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and eventually can be treated at one of the cold leach plants where magnesium is removed. Part of the potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. The use of potassium chloride salts as a raw material in Coya Sur allows us to capture significant savings, as it allows us to use potassium salts with different qualities and to avoid buying and importing potassium chloride from external sources.

The remainder of the potassium chloride produced at the Salar de Atacama is shipped to our port in Tocopilla in either crystalized (standard) or granular (compacted) form and then shipped and sold as a commodity fertilizer to third parties. All of our potassium chloride-related plants in the Salar de Atacama currently have a nominal production capacity of up to 2.6 million metric tons per year. Actual production capacity depends on volume, quality and performance of the salts used in the process and quality of the mining resources pumped from the Salar de Atacama.

The brine that remain in the evaporation pond system after removal of the sodium chloride and potassium chloride generates a concentrated lithium chloride solution, which is used to produce lithium carbonate (as described below) and generates salts rich in magnesium chloride (bischfite) as a by-product.

Lithium Chloride Solution and Lithium Carbonate

After the production and precipitation of the potassium chloride salts, a portion of the solutions remaining is sent to additional solar evaporation ponds adjacent to the potassium evaporation ponds. At this stage, the solution is purified and concentrated by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium, reaching a lithium concentration level of approximately 6%. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Salar del Carmen production facility located near Antofagasta, approximately 195 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.

The production capacity of our lithium carbonate facility since the end of 2019 has been 70,000 metric tons per year. We are now expanding lithium carbonate capacity to reach 120,000 metric tons per year during 2021.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the Lease Agreement mentioned above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheinland under ISO 9001:2015 since September 2018.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have two lithium hydroxide plants, one of which entered into operations at the end of 2018, and have a total production capacity of 13,500 metric tons per year. These plants are located in the Salar del Carmen, adjacent to our lithium carbonate operations.

In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt. The calcium carbonate salt is removed from the process by filtration and the lithium hydroxide brine is stored in ponds. The brine is then evaporated in a multi-effect evaporator and crystallized to produce lithium hydroxide which is then dried and packaged for shipment to customers.

During 2019 and 2020, we moved forward on an expansion plan which will allow us to produce an additional 8,000 metric tons per year of lithium hydroxide, reaching a total capacity of 21,500 metric tons per year. We believe we will reach this capacity level by the end of 2021.

Our lithium hydroxide production quality assurance program has been certified by TÜV-Rheinland under ISO 9001:2015 since September 2018.

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

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a by-product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

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

Other important raw materials are sodium carbonate (used for lithium carbonate production, sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 16% of our cost of sales in 2020.

Since 2017, we have been connected to the central grid, which supplies electricity to the majority of cities and industries in Chile. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019. In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas in the Salar del Carmen and the Salar de Atacama.

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

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear), or “CCHEN”, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed quotas that limit the total tonnage of lithium authorized to be sold, along with other conditions.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, results of operations and financial condition.” and “—Changes in water rights laws and other regulations could affect our operating costs.” The Chilean Constitution, the Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial condition and results of operations.

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

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean tax system and strengthening the powers of the Chilean Internal Revenue Service to control and prevent tax evasion. Then, on February 8, 2016, Law No. 20,899 was published which “Simplifies the Income Tax System and Perfects Other Legal Tax Provisions”. Subsequently, on February 24, 2020, Law No.21,210 was published, which “Modernizes the Tax Legislation”. As a result of these reforms, open stock corporations, such as SQM, are subject to the general rules. The corporate tax rate that applies to us increased to 27% in 2018.

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

We are subject to the Securities Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas or the “Chilean Corporations Act”), which regulates corporate governance of public companies. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions.”

On March 2, 2021, the congress approved a bill to strengthen the financial market in Chile, which includes the following provisions: (a) Amends Law 18,045 (Securities Market Law), mainly in the following matters: (i) a prohibition was established for directors, managers, administrators and principal executives of an issuer of publicly offered securities, as well as their relatives, to carry out transactions on securities issued by the issuer, within thirty days prior to the disclosure of the latter's quarterly or annual financial statements; (ii) regulates the interconnection of stock exchanges; (iii) increased the penalties of article 59 and modified, expanded and added criminalized conducts; (iv) established that the information provided to investors or the general public containing recommendations to acquire, maintain or dispose of publicly offered securities, or that implies the definition of target prices, must comply with the requirements established by the CMF; (b) Amends Law 18. 046 (Corporations Law), mainly in the following matters: (i) it adds, as a presumption of guilt of directors, the approval of related party transactions in contravention of the applicable rules; (ii) it modifies rules applicable to independent directors and the directors' committee; and (iii) it modifies the rules for approval of related party transactions for open corporations; (c) Regulates in detail the provision of investment advisory services, which will be subject to the supervision of the CMF and those who habitually provide investment advisory services must be previously registered in the Register maintained for this purpose by the CMF and may only provide services while they are registered in it. This regulation will become effective ninety days after the CMF issues the general rule. Such regulation shall be issued within twelve months after the publication of this law; (d) It amends DL 3500 (Pension System), mainly regarding changes to the regulation of pension advisory services. This regulation will become effective on the first business day of the third month following the publication of this law; (e) Amends DFL 251 (Insurance Companies, Corporations and Stock Exchanges) and creates the consultation system; (f) Amends Law 19,913 (Financial Analysis Unit), especially in procedural matters; (g) Amends DL 3,538 (CMF), mainly in the following matters: (i) penalties for audited persons are increased, from a ceiling of UF 15,000 to UF 100,000, in both cases, with the possibility of increasing it five times in case of recidivism; and (ii) the figure of the "Anonymous Whistleblower" is created for collaboration with investigations; (h) Amends the Commercial Code, mainly in insurance matters; (i) Amends Law 18,010 (Money Lending Operations), mainly in the following matters: (i) establishes that default interest may not be applied jointly or additionally, on the same amount, with any other interest and its capitalization is prohibited; and (ii) establishes that the entities supervised by the CMF, including massive fund placement entities, may charge commissions with respect to money credit operations to the extent that such commissions comply with the requirements, rules and conditions established by the CMF through General Rule and, in any case, to the extent that they correspond to consideration for real and effectively rendered services. Commissions that do not comply with the requirements shall be considered interest. In addition, the regulations shall establish objective criteria for the determination of commissions, which must be calculated based on the cost of rendering the service. The general rule to be issued by the CMF shall be issued within twelve months following the publication of this law, without prejudice to the date determined therein for its entry into force. Please note that this bill to strengthen the financial market in chile was approved by the Congress, but it has not been yet enacted nor published in the Official Gazette.

There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 22 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile.”

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”) and Law No.16744 of the Labor Code relating to workplace accidents and occupational diseases (“Law No. 16744”).

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Labor and Social Security, Ministry of Health, and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The regulations set in Law No. 16744 and the Mine Health and Safety Act protect workers and nearby communities from health and safety hazards. The Health and Basic Conditions Act along with our Internal Mining Standards (Reglamentos Internos Mineros) establish guidelines to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and relevant regulatory bodies are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines.

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

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System (“EMS”). We strive to be leaders in sustainability at a national and international level. In 2020, we began the ISO 14.001 certification process for our operations in the Salar de Atacama and Salar del Carmen. This certification is being overseen by TÜV-Rheinland. We participate in voluntary evaluations with companies such as Ecovadis and seek international certifications such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect & Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago. In September 2020, in the Salar de Atacama, we began a self-assessment process, which is the first step in IRMA’s rigorous responsible mining certification process.

We have submitted and will continue to submit environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following implemented during 2020:

The European Union’s European Food Safety Authority initiated a revision of the perchlorate limits in food that have been in force and effect since June 2015. On May 20, 2020, the European Commission adopted Regulation (EU) 2020/685 which sets out limits for perchlorate in certain foods. Regulation (EU) 2020/685 did not alter the previously established limit of 50 parts-per-million for perchlorate in fertilizer (as set forth in Regulation (EU) 2019/1102), and thus will allow our fertilizer products to be sold in the European Union without issue.

In addition, Regulation (EU) 2017/542 came into force in the European Union, pursuant to which SQM notified the European Union’s Poison Notification Centre (PCN) of the classification and labelling information for 83 mixtures from our specialty plant nutrition and potassium business lines sold by our three European subsidiaries.

On March 12, 2019, Australia approved the new Industrial Chemicals (General) Rules 2019, which regulates the import and production of industrial chemicals and replaces the current regulations. This new regulation which entered into force on July 1, 2020, establishes the import requirements for chemical substances for the product and the importer. It applies to iodine imports by SQM Oceania in Australia. The SQM Oceania registry for the importation of iodine was updated under “Industrial Chemicals (General) Rules 2019”, in June 2020 and before the deadline of July 1, 2020.

On May 25, 2019, Japan updated its standards for classification and labeling of chemical products (JIS Z 7252: 2019 and 7253: 2019) to certify them with the sixth version of the UN-GHS. This update has a transition period of three years and will require review of safety data sheets and labeling of the products that SQM sells in Japan, in 2020-2021. The process of reviewing Safety Data Sheets and labeling of the products that SQM markets in Japan began, under the JIS Z 7252: 2019 & 7253: 2019 standards, which has a deadline until May 2022. The safety sheets were updated in February 2021 and the labels will be updated to December 2021.

In 2020 in South Korea, we began the registration process for three products under the K-REACH regulations, using an Exclusive Representative in order to facilitate the regulatory compliance of our customers in this market. Additionally, with the establishment of SQM’s commercial office in Seoul, South Korea in 2020, the Korean Chemical Management Association (KCMA) was notified of all products to be imported from our lithium and iodine business lines. In 2021, we will begin the process of providing the respective competent authorities, including the Korean Ministry of Labor and Employment, with safety data sheets for all products sold in South Korea under the K-OSHA regulations.

In 2020 in China, we completed the standardization of the registration of all of our lithium, iodine and nitrate products.

As a result of the occurrence of Brexit in 2020, the chemical regulations set forth in EU REACH (Registration, Evaluation, Authorisation and restriction of Chemicals) were brought into United Kingdom law on January 1, 2021 and entitled UK REACH. SQM will be required to complete a second registration process for products sold in the United Kingdom. We are currently preparing the relevant survey and expect to complete the pre-registration process in 2021.

In compliance with the Technical Regulation of the Eurasian Economic Union on Safety of Chemical Products (TR EAEU 041/2017), also known as Eurasia REACH (Eurasia’s equivalent to EU REACH), in 2020 we reported all direct agricultural and industrial products, and also fertilizer mixtures, of all of our business lines sold in the Eurasian Economic Union, which includes Russia. With this reporting, we are not required to register under TR EAEU 041/2017.

In December 2020, we completed the pre-registration of all of our products sold in Turkey in compliance with the deadline under Turkey’s “KKDIK” (Turkey’s equivalent to EU REACH).

In October 2020, we provided an updated notification of all of our products sold in the United States under the TSCA-CDR regulations before the United States Environmental Protection Agency.

On November 27, 2020, Chilean Customs issued exempt resolution No. 3421, pursuant to which Chile’s lithium export control procedures have been modified to include the export of lithium carnalite, lithium sulfate and lithium phosphate.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2020.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Orcoma Estudios SPA	Holds permits and studies of the Orcoma Project	Chile	100%
Orcoma SPA	Holds environmental permits and mining tenement of the Orcoma Project	Chile	100%
Sociedad Contractual Minera Bufalo	Mining exploration	Chile	100%
RS Agro Chemical Trading Corporation A.V.V.	A finance vehicle	Aruba	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Argentina, Belgium, Brazil, China, Colombia, Ecuador, Mexico, Peru, South Africa, Spain, and other locations.	Market SQM’s products throughout the world	Various

For a list of all our consolidated subsidiaries, see Note 8 to our Consolidated Financial Statements.

4.D. Property, Plant and Equipment

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we primarily produce products based on potassium, sulfate, and lithium.

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

Scale : 1:3.500.000

0 12,5 25 50 75 100 Kilometers

Date : December 31, 2020

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

As of December 31, 2020, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 558,562 hectares. In addition, as of December 31, 2020, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 400 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2020, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 239,942 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 1,430 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2020, SQM Salar held Mining Exploration Concessions covering approximately 8,200 hectares and had applied for additional Mining Exploration Concessions of approximately 8,700 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2020, only 10 years remain on the term of the Lease Agreement. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

Concessions Generally

As of December 31, 2020, approximately 98% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 1% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted. Of the Mining Exploration Concessions, approximately 8|% already have been granted pursuant to applicable Chilean law, and approximately 19% are in the process of being granted.

In 2020, we made payments of US$6.5 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2020:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,863	539,131	5	1,000	2,868	540,131
Region II	8,864	2,322,904	133	46,800	8,997	2,369,704
Region III and others	477	107,988	2	400	479	108,388
Total	12,204	2,970,023	140	48,200	12,344	3,018,223

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Caliche: Facilities and Reserves

Caliche: Facilities

During 2020, our mining operations concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Norte. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and heap leaching operations at the María Elena site were suspended in October 2013, although iodine processing continued until 2017.

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 25 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

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

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2017, we continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. which were treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. This process was discontinued at the end of 2017.

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

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

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2020 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia	91.9	6.9%	424	Nitrate 6.0%
María Elena	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria	279.6	5.6%	439	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2020, are as follows:

Mine	Probable Reserves (3) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (2)
Pedro de Valdivia	240.9	6.2%	414	Nitrate 6.0%
María Elena	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	535.5	5.3%	497	Iodine 300 ppm
Nueva Victoria (including Pampa Orcoma)	989.7	5.2%	421	Iodine 300 ppm

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.

(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.

(3)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above was prepared for each mine by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Ms. Marta Aguilera and Mr. Marco Lema.

Ms. Marta Aguilera is a geologist with more than 35 years of experience in the field. She is currently employed by SQM as a Senior Consultant for the Mining Production area. Ms. Aguilera is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Persons and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). She is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. She has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Marco Lema is a civil mining engineer with more than 35 years of experience. He works for SQM as Superintendent of Geology and Engineering in the mining production area. Mr. Lema is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Persons and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He has experience working on metallic and non-metallic mine deposits.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are attached hereto as Exhibits 99.1 and 99.2.

The proven and probable reserves shown above are the result of the evaluation of approximately 18.5% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 81.5% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2020, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2020, we did not carry out recategorizations of indicated resources. Our 2021 exploration program includes the exploration of the Tente en el Aire sector, which totals 658 hectares, and the basic study of 4,100 hectares of the Mina Oeste and Tente en el Aire Oeste sectors. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2020		2019		2018
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	50%	US$35/kg	38%	US$29/kg	33%	US$24/kg
Specialty Plant Nutrition	23%	US$677/ton	21%	US$695/ton	22%	US$722/ton
Industrial Chemicals	26%	US$713/ton	33%	US$768/ton	33%	US$797/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilites

Salar de Atacama

Our facilities at the Salar de Atacama are located 210 kilometers to the east of the city of Antofagasta and 190 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts (bishofite) and lithium chloride solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and PC I extension), the potassium sulfate flotation plant (SOP-H), the boric acid plant (ABO), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G3), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydrogeologists and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions through Corfo covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2020 are as follows:

	Proven Reserves (1) (millions of metric tons)	Probable Reserves (1) (millions of metric tons)	Total Reserves (millions of metric tons)
Potassium (K+) (2)	56.2	32.8	89.0
Sulfate (SO4-2) (3)	42.9	31.7	74.6
Lithium (Li+) (4)	6.0	3.1	9.1
Boron (B3+) (5)	1.6	1.0	2.7

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 53% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 34% to 60%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2021 by Messrs. Andrés Fock and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Fock is a geologist with more than 16 years of experience in the field of mining hydrogeology. He is currently employed by WSP as a Geologist. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist in Chile and abroad, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of EMI-Ingenieros y Consultores S.A., whose offices are located at Los Domínicos No 7772, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 40 years since graduating from university, including more than 34 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission for Mr. Fock and Mr. Rojas are attached hereto as Exhibit 99.3 and 99.4.

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

A cutoff grade of 1.0% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 53%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity and effectiveness in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the on-site porosity data.
•	Grades: The brine concentration chemistry of the brine measured in the ponds is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, and the volume of brine, we determine the number of metric tons for each of the chemical ions being evaluated. Reserve classification is finally achieved by using geostatistical criteria and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves. In order to carry out a quantitative evaluation of the lithium and potassium reserves, the Salar Hydrogeology Management used a tool, a numerical model of groundwater flow and transport, which allows evaluating the evolution of the reservoir over time when stressed with different mining extraction plans. This model is calibrated annually and is used for the projection and optimization of the brine supply in the short (2 years) and medium (5 years) term in the Salar de Atacama.

Proven reserves are defined as hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. and that they have a monitoring network to control the chemical and piezometric evolution of the brine over time. Probable reserves are concentrated in those hydrogeological units identified with exploration data that support the continuity of the resource and its extraction capacity by pumping, but without historical brine production.

Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

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

Considering the authorized maximum net brine production rates under (RCA 226/06) and a voluntary extraction under RCA 226/06, a total of 492 million cubic meters of brine is expected to be extracted from the producing wells, corresponding to 1.05 million metric tons of lithium. Considering the voluntary reduction plan announced by SQM during 2020, a total of 342 million cubic meters of brine will be extracted from the producing wells, corresponding to 0.82 million metric tons of lithium. On the other hand, the proven and probable in situ base reserve, within the authorized environmental extraction area (RCA 226/06), corresponds to 1,533 million cubic meters of brine, corresponding to 5.3 million metric tons of lithium, sufficient to satisfy the demand in both cases (RCA 226/06 and the Voluntary Extraction Reduction Plan) for the project until the end of the concession.

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

60

	2020		2019		2018
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	11%	US$288/ton	17%	US$355/ton	19%	US$322/ton
Lithium and Derivatives	23%	US$5,931/ton	39%	US$11,212/ton	57%	US$16,289/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 15 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 70,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 13,500 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

The following table provides a summary of our production facilities as of December 31, 2020:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1.518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	7.03	638.7
María Elena (5) (6)	Nitrates and iodine production	35.830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	15.95	415.9
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47.492	Iodine: 13.0	6.36	573.2
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10.441	Nitrates: n/a Iodine: n/a	1.94	8.1
Pedro de Valdivia (3) (9)	Nitrates and iodine production	253.880	Nitrates: n/a Iodine: 3.2	14.70	229.6
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35.911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	11.52	1,581.8
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 70 Lithium hydroxide: 13.5	5.98	422.0
Tocopilla (11)	Port facilities	22	-	13.22	167.9

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds. During 2019, we began to work on the expansion of discard deposit area of the new lithium hydroxide plant and accumulation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,800 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. The production capacity for these two products is approximately 2.6 million metric tons and are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2020, 2019 and 2018:

(in thousands, unless otherwise stated)	2020	2019	2018
Pedro de Valdivia(1)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (parts per million (ppm))	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	1.5	1.4	1.0

Maria Elena (2)
Metric tons of ore mined	–	–	–
Average grade nitrate (% by weight)	–	–	–
Iodine (ppm)	–	–	–
Metric tons of crystallized nitrate produced	–	–	–
Metric tons of iodine produced	–	–	–

Coya Sur (3)
Metric tons of crystallized nitrate produced	935	771	699

Pampa Blanca (2)
Metric tons of ore mined	–	–	–
Iodine (ppm)	–	–	–
Metric tons of iodine produced	–	–	–

Nueva Victoria
Metric tons of ore mined	43,420	42,196	42,753
Iodine (ppm)	452	465	461
Metric tons of iodine produced	10.6	10.7	10.2

Salar de Atacama (4)
Metric tons of lithium carbonate produced	72.2	62.3	50.4
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,476	1,049	1,505

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the Pampa Blanca mine and María Elena were suspended in March 2010 and November 2013, respectively. In María Elena, production of nitrate and iodine solutions continued in subsequent years from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped in bulk or packaged in polypropylene bags, polyethylene or polypropylene FIBC big bags. The latter can also be transported and stored in an alternative port (Mejillones) for later shipment.

The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal, the Coya Sur facility or the alternative Port of Mejillones for its shipment. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. The product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The nitrate raw material for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics such as polyethylene bags, multi-layer or polypropylene FIBC big bags, stored within the same facilities and secured in storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

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

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships, a crane with a 40 ton capacity for the loading of sealed product onto ships and a nitrate mixing facility.

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

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheinland under the quality standard ISO 9001:2015.

Computer System

In addition to the above-listed facilities, we operate varies computer and information systems linking our principal subsidiaries to our operating and administrative facilities throughout Chile, and other parts of the world. The computer and information system is used mainly for finance, accounting, human resources, monitoring of supplies and inventories, billing, quality control, research activities and production process and maintenance control. The mainframe computing system is located at our offices in Santiago and our Chilean and international subsidiaries are interconnected with each other, through data links.

In addition, we have cloud technologies, which allow us to support new business processes and respond quickly and at low cost to changing conditions of our business and of the market.

A cyber security review is being carried out to highlight possible risks and mitigate them, including raising awareness among our users related to best process and computational use practices.

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

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated or amortized. We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations.

Inventories

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost by warehouse or storage center.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The Company conducts an evaluation of inventories at the end of each year, recording an estimate with a charge to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

 Determination of volume for certain product in progress and finished product is based on topography measures and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), as well as the related allowances.

In the case of finished and work in progress products, the Company makes four types of provisions which are reviewed quarterly:

a)	Provision associated with a lower value of existence: This is directly identified with the product that generates it and consist of three types: (i) provision for lower realization value, which corresponds to the difference between the cost of inventory of products , intermediate or finished, with the sale price less the costs necessary to bring them to the same state and location as the product with which it is compared; (ii) provision for uncertain future use that corresponds to the value of those products in process that are not likely to be used in sales according to the Company's long-term plans; and (iii) product reprocessing costs due to its current specification making its sale not feasible.

b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (periodical and annual physical inventories are conducted for production units in Chile and the port of Tocopilla and for commercial offices, it is based on the last zero count obtained, but in general there is a physical inventory at least once a year). These differences are recognized immediately.

c)	Potential errors in the determination of stocks: The Company has an algorithm that is reviewed at least annually and that corresponds to different percentages assigned to each inventory according to the product, location, complexity in measurement, rotation and mechanisms of associated control.

d)	Provisions made by commercial offices: Corresponds to historical percentages that are adjusted to the extent that zero count is achieved, in accordance with normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized when detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

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

Actuarial losses and gains are directly recorded in profit or loss for the year.

The discount rate used for calculating obligations outside the United States was 3.7% and 3.7% for the periods ended as of December 31, 2020 and 2019, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4.0% interest rate for 2020 and 4.0% for 2019. The net balance of this obligation is presented under the “Provisions for employee benefits, non-current” line item.

Asset value impairment

We conduct impairment tests on intangible assets with indefinite useful lives and goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-current assets, including property, plant and equipment and intangible assets with definite useful life, are reviewed for impairment whenever events or changes in circumstances of any indicate that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of the impairment, if any. In the event that the asset does not generate any cash flows independent from other assets, we determine the recoverable amount of the cash generating unit to which this asset belongs according to the corresponding business segment (specialty plant nutrients, iodine and derivatives, lithium and derivatives, potassium, industrial chemicals and other products and services.)

The results of the impairment tests the Company has performed on its primary intangible assets with indefinite useful lives and goodwill demonstrated that there was no need for the Company to make any accounting adjustments to such assets. These impairment tests were performed using conservative scenarios. For more information, see Note 14.1 to our Consolidated Financial Statements.

Contingencies

The amount recognized as a provision, including legal, contractual or constructive obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

If we are unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the Consolidated Financial Statements.

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

We operate as an independent corporation.

Overview of Our Results of Operations

We divide our operations into the following business lines:

•	the production and sale of specialty plant nutrients;
•	the production and sale of iodine and its derivatives;
•	the production and sale of lithium and its derivatives;
•	the production and sale of potassium, including potassium chloride and potassium sulfate;

•	the production and sale of industrial chemicals, principally industrial nitrates and solar salts; and
•	the purchase and sale of other commodity fertilizers for use primarily in Chile.

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional and presentation currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 28 to our consolidated financial statements.

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2020, for hedging purposes we had open contracts to buy U.S. dollars and sell euros for approximately US$55.80 million (EUR45.25 million) and to sell South African rand for approximately US$27.11 million (ZAR 410.50 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$61.25 million (Ch$45,135 million). All of the UF 10.95 million outstanding bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$434 million as of December 31, 2020.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$181 million (Ch$143,897 million).

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2020		2019		2018
	%	US$	%	US$	%	US$
Specialty plant nutrition	39%	701.7	37%	723.9	35%	781.8
Iodine and derivatives	18%	334.7	19%	371.0	14%	325.0
Lithium and derivatives	21%	383.4	26%	505.7	32%	734.8
Potassium	12%	209.3	11%	212.2	12%	267.5
Industrial chemicals	9%	160.6	5%	94.9	5%	108.3
Other products and services	2%	27.6	2%	36.0	2%	48.5

Total	100	1,817.2	100	1,1943.7	100	2,265.8

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2020		2019		2018
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	1,817.2	100.0	1,943.7	100.0	2,265.8	100.0
Cost of sales (1)	(1,334.3)	73.4	(1,383.6)	71.2	(1,485.6)	65.6
Gross profit	482.9	26.6	560.1	28.8	780.2	34.4
Other income (2)	26.9	1.5	18.2	0.9	32.0	1.4
Administrative expenses	(107.0)	5.9	(117.2)	6.0	(118.1)	5.2
Other expenses (3)(4)	(99.6)	5.5	(26.0)	1.3	(36.9)	1.6
Net impairment gains or reversal (losses) of financial assets	4.7	0.7	(1.1)	-	3	-
Other gains (losses)	0.5	0.3	0.4	0.5	6.4	0.3
Finance income	13.7	0.8	26.3	1.4	22.5	1.0
Finance expenses	(82.2)	4.5	(76.9)	4.0	(57.8)	2.6
Equity income of associates and joint ventures accounted for using the equity method	8.9	0.5	9.8	0.5	6.4	0.3
Foreign currency exchange differences	(4.4)	0.2	(2.2)	0.1	(16.6)	0.7
Income before income tax expense (2)	238.5	13.1	390.6	20.1	621.0	27.4
Income tax expense	(70.2)	3.9	(110.0)	5.7	(179.0)	7.9

Profit attributable to:
Controlling interests (2)	164.5	9.1	278.1	14.3	439.8	19.4
Non-controlling interests	3.8	0.2	2.5	0.1	2.2	0.1
Profit for the year (2)	168.4	9.3	280.6	14.4	442.1	19.5

(1)	Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$74.4 million in 2020, US$143.9 million in 2019 and US$183.0 million in 2018.
(2)	Other income for 2018 includes pre-tax income of US$14.5 million related to the sale of our interest in the Minera Exar S.A. lithium project in Argentina.
(3)	As a result of the adoption of IFRS 9, a reclassification was made to present gains on reversal (losses) separately from other expenses as function.
(4)	Other expenses for 2020 includes a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.

Results of Operations – 2020 compared to 2019

Revenues

Revenues decreased by 6.5% to US$1,817.2 million in 2020 from US$1,943.7 million in 2019. The main factors that caused the decrease in revenues and variations in different product lines are described below.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$383.4 million during the year ended December 31, 2020, a decrease of 24.2% compared to the US$505.7 million for the year ended December 31, 2019. Set forth below are sales volume data for the specified years:

(in Th. MT)	2020	2019	% Change
Lithium and derivatives	64.6	45.1	43%

During 2020, we believe total market demand reached 330,000 metric tons. Our sales volumes increased significantly compared to 2019, and our average prices fell over 47%. The decrease in lithium price was a result of lower than expected demand growth, which we believe was a slight 1-2% increase in 2020 when compared to 2019.

Average prices in this business line decreased 47.1% in 2020 compared to average prices during 2019, reaching approximately US$5,900/MT compared to average prices of approximately US$11,200/MT in 2019.

Specialty Plant Nutrition

Revenues from the specialty plant nutrition business line for the year ended December 31, 2020 totaled US$701.7 million, a decrease of 3.1% compared to US$723.9 million reported for the year ended December 31, 2019.

Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2020	2019	% Change
Potassium nitrate and sodium potassium nitrate	575.2	617.4	-7%
Specialty blends	271.3	238.9	14%
Other specialty plant nutrients (*)	164.4	155.3	6%
Sodium nitrate	25.6	30.2	-15%

* Includes trading of other specialty fertilizers.

In the potassium nitrate market, demand growth grew approximately 5% in 2020. Our average prices fell as a result of increased supply to meet this increased demand, about 3% less in 2020 than average prices reported in 2019.

Average prices in the specialty plant nutrition business line were US$677/MT in 2020, a decrease of 2.6% compared to average prices of US$695/MT reported in 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the year ended December 31, 2020 were US$334.7 million, a decrease of 9.8% compared to US$371.0 million generated for the year ended December 31, 2019.

Set forth below are sales volume data for the specified years:

(in Th. MT)	2020	2019	% Change
Iodine and derivatives	9.7	12.7	-24%

Lower iodine revenues were the result of decreased sales volumes during 2020 compared to 2019. Average prices in the business line increased 18.9%, reaching US$35/kilogram in 2020 compared to US$29/kilogram in 2019.

Potassium

Potassium chloride and potassium sulfate revenues for the year ended December 31, 2020 totaled US$209.3 million, a 1.3% decrease compared to the US$212.2 million reported for the year ended December 31, 2019.

(in Th. MT)	2020	2019	% Change
Potassium chloride and potassium sulfate	726.7	597.3	-3%

In 2020, we believe that the potassium chloride market reached approximately 67 million metric tons. Revenues in the potassium chloride and potassium sulfate business line during 2020 were impacted by lower average prices when compared to 2019, which were mostly offset by higher sales volumes in the business line. Our sales volumes for potassium chloride and potassium sulfate reached almost 730k metric tons. Average prices in the potassium chloride and potassium sulfate business line decreased approximately 19% during 2020 when compared to 2019, reaching US$288/MT.

Industrial Chemicals

Industrial chemicals revenues for the year ended December 31, 2020 reached US$160.6 million, a 69.3% increase compared to US$94.9 million for the year ended December 31, 2019.

Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2020	2019	% Change
Industrial chemicals	225.1	123.5	82%

Our higher revenues in industrial chemicals reflected higher sales volumes in the business line. We reported sales of over 160,000 metric tons of solar salts during year, slightly higher than our original estimates.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income were US$27.6 million in 2020, a decrease of 23.4% compared to US$36.0 million of revenues in 2019.

Cost of Sales

Our overall cost of sales decreased 3.8% to US$1,334.3 million in 2020, which represented 73.5% of revenues, from US$1,383.6 million in 2019, which represented 71.2% of revenues. The main factors that caused the decrease in cost of sales and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives cost of sales decreased 3.0% to US$297.0 million in 2020 from US$306.3 million in 2019, primarily as a result of operating our production plant at optimal levels for the majority of the year.

Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium as a result of our 2018 amendment of the lease agreement with Corfo. This agreement includes important amendments to the lease agreement and project agreement signed between Corfo and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. For lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price (See Note 24.2 for the disclosure of lease payments made to Corfo for all periods presented.):

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
Over US$10,000	40.0%

Specialty Plant Nutrition

Specialty plant nutrition cost of sales decreased 6.3% to US$537.8 million in 2020 from US$573.8 million in 2019, as a result of lower costs per ton of potassium nitrate The average cost of sales in the specialty plant nutrition business line was US$519/MT in 2020, lower than US$551/MT in 2019.

Iodine and Derivatives

Iodine and derivatives cost of sales decreased 26.9% to US$168.5 million in 2020 from US$230.5 million in 2019. The average cost of sales in the iodine and derivatives business line was US$17.5/kilogram in 2020, a decrease of 3.6% from US$18.1/kilogram in 2019.

Potassium

Potassium cost of sales increased 6.1% to US$187.0 million in 2020 from US$176.2 million in 2019, as a result of increased sales volumes. The average cost of sales in the potassium business line was US$257/MT in 2020, a decrease from US$295/MT in 2019.

Industrial Chemicals

Industrial chemicals cost of sales increased 87.3% to US$119.1 million in 2020 from US$63.6 million in 2019, as a result of increased sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$529/MT in 2020, an increase of 2.5% from US$515/MT in 2019.

Gross Profit

Gross profit decreased 13.8% to US$482.9 million in 2020, which represented 26.6% of revenues, from US$560.1 million in 2019, which represented 28.8% of revenues. As discussed above, this decrease is attributable to the decrease in revenues as a result of significantly lower lithium prices and lower sales volumes of iodine and derivatives.

Other Income

Other income increased 47.6% to US$26.9 million in 2020, which represented 1.5% of revenues, from US$18.2 million in 2019, which represented 0.9% of revenues.

Administrative Expenses

Administrative expenses decreased 8.7% to US$107.0 million in 2020, which represented 5.9% of revenues, from US$117.2 million in 2019, which represented 6.0% of revenues.

Other Expenses

Other expenses increased 283.2% to US$99.6 million in 2020, which represented 5.5% of revenues, from US$26.0 million in 2019, which represented 1.3% of revenues.

Other Gains (Losses)

Other losses were US$5.3 million in 2020, compared to losses of US$0.4 million in 2019, which represented 0.02% of revenues.

Finance Income

Finance income decreased 47.8% to US$13.7 million in 2020, which represented 0.8% of revenues, from US$26.3 million in 2019, which represented 1.4% of revenues, due to lower interest rates earned on our investments and lower investment volumes during 2020.

Finance Expenses

Finance expenses increased 6.8% to US$82.2 million in 2020, which represented 4.5% of revenues, from US$76.9 million in 2019, which represented 4.0% of revenues, due to increased levels of debt that we had outstanding during 2020.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method decreased 8.7% to US$8.9 million in 2020, which represented 0.5% of revenues, from US$9.8 million in 2019, which represented 0.5% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$4.4 million in 2020, which represented 0.2% of revenues, compared with a loss of US$2.2 million in 2019, which represented 0.1% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program. During 2020, the Chilean peso appreciated 5.0% against the U.S. dollar.

Profit Before Taxes

Profit before taxes decreased by US$152.1 million, or 38.9%, to US$238.5 million in 2020 from US$390.6 million in 2019. This decrease was primarily attributable to decrease in revenues by US$126.5 million, partially offset by a decrease in cost of sales by US$47.5 million and a decrease in administrative expenses by US$10.7 million, as described above.

Income Tax Expense

Income tax expenses decreased 36.2% to US$70.2 million in 2020, representing an effective tax rate of 29.4%, compared to US$110.0 million in 2019, representing an effective tax rate of 28.2%. The effective Chilean corporate tax rate was 27.0% during 2020 and 2019 The difference between the statutory and effective tax rates was primarily due to a decrease related to tax effect of tax rates outside Chile and non-deductible expenses as detailed in the Note 29.3 to our Consolidated Financial Statements.

Profit for the Year

Profit for the year decreased 40.0% to US$168.4 million in 2020 from US$280.6 million in 2019, primarily due to lower average prices in the lithium business line and lower sales volumes in the iodine business line.

Results of Operations – 2019 compared to 2018

For a discussion of the comparison of our results of operations for the fiscal years 2019 and 2018, see “Part I, Item 5.A. Operating Results—Results of Operations – 2019 compared to 2018” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 23, 2020.

5.B. Liquidity and Capital Resources

As of December 31, 2020, we had US$857.2 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2020, we had US$478 million of unused uncommitted working capital credit lines.

Shareholders’ equity increased to US$2,169.6 million as of December 31, 2020 from US$2,134.5 million as of December 31, 2019. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.21 as of December 31, 2020 from 1.19 as of December 31, 2019.

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

The table below shows our cash flows for 2020, 2019 and 2018:

(in millions of US$)	2020	2019	2018
Net cash from operating activities	182.2	427.0	524.8
Net cash used in financing activities	(94.1)	105.9	(387.3)
Net cash from (used in) investing activities	(167.1)	(485.5)	(187.0)
Effects of exchange rate fluctuations on cash and cash equivalents	(0.4)	(14.9)	(24.9)
Net increase (decrease) in cash and cash equivalents	(79.4)	(32.5)	(74.4)

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

We believe that our capital expenditures for 2021 could reach approximately US$500 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium project in Australia. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. The Board of Directors approved payment of dividends of US$45 million during 2020 and US$278 million during 2019, in each case charged against the Company’s retained earnings in the applicable year. In addition, at the Extraordinary Shareholders’ Meeting held on September 29, 2020, a special dividend payment (dividendo eventual) of US$100 million (equivalent to US$0.37994 per share) charged against the Company’s retained earnings was approved (the “Special Dividend”). In the consolidated statement of cash flows, we reported dividends paid of US$222 million and US$330 million during 2020 and 2019, respectively. The difference in the amounts of dividends paid set forth in the consolidated statement of cash flows, and the amount approved by the Board, is due to the differences in the exchange rate. For a disclosure of our 2020 dividend policy and payments, see “Item 8.A.8. Dividend Policy”.

The proposed dividend policy for 2021 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 23, 2021.

As of December 31, 2020, we had US$854.6 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2020, we had US$478 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 1.9x as of December 31, 2020. Our next debt maturity that will require a significant cash payment is scheduled to occur in April 2023. We believe that our capital expenditures related to maintenance will require approximately US$500 million during 2021. We believe that our capital expenditures related to maintenance will require approximately US$120 million during 2021.

Our future cash position could be impacted by, among other things, an operational shutdown, unforeseen expenses, a decreased ability of our customers to pay us for products or services or lower average prices or sales volumes in our business lines. Demand growth, sales volumes and average prices in our business lines could continue to be impacted by the COVID-19 pandemic, and therefore could have an impact on our cash position which could lead to a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors”

Financing Activities

Our current ratio, defined as current assets divided by current liabilities, increased to 5.54 as of December 31, 2020 from 3.45 as of December 31, 2019. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2020.

Debt Instrument (1)	Current Amount (ThUS$)	Non-Current Amount (ThUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$70 million	82	69,376	1.36%	May 29, 2019	May 30, 2023	Bullet
3.63% Notes due 2023 — US$300 million	2,044	299,219	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.38% Notes due 2025 — US$250 million	4,215	248,664	4.38%	Oct. 23, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	6,829	444,980	4.25%	May 7, 2019	May 7, 2029	Bullet
4.25% Notes due 2050—US$400 million	2,632	393,418	4.25%	Jan. 22, 2020	Jan. 22, 2050	Bullet
Series H Bond — UF 4 million.	18,040	125,008	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	880	60,430	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1,812	122,591	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	329	122,316	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet

(1)	UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Nota 14.4 b y d

As of December 31, 2020, we had total financial debt of US$1,899.5 million compared to US$1,488.7 million as of December 31, 2019. The total short-term debt as of December 31, 2020 was US$69.0 million, and as of December 31, 2019 was US$291.2 million.

As of December 31, 2019, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our nominal long-term debt by year as of December 31, 2020 (in millions of US dollars):

Maturity (1)(2)	Amount
2021	15
2022	15
2023	385
2024	15
2025 and thereafter	1,488
Total	1,925
(1)	Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2020 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2020, a market value of US$18.4 million in favor of SQM.
(2)	On January 22, 2020, we issued and sold US$400 million principal amount of senior secured notes to qualified institutional buyers in the United States under Rule 144A under the Securities Act, and to investors outside the United States under Regulation S under the Securities Act. These notes have an annual interest rate of 4.250% and mature in 2050

On January 22, 2020, we issued and sold US$400 million principal amount of senior secured notes to qualified institutional buyers in the United States under Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to investors outside the United States under Regulation S under the Securities Act. These notes have an annual interest rate of 4.250% and mature in 2050.

Environmental and Occupational Safety and Health Projects

We spent US$26.1 million on environmental, safety and health projects in 2020. We have budgeted approximately US$30.5 million in 2021 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

Non-IFRS Financial Measures

This annual report makes reference to certain non-IFRS financial measures, namely EBITDA and adjusted EBITDA. These non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBITDA represents Profit for the Year + Depreciation and Amortization Expenses + Finance Costs + Income Tax and Adjusted EBITDA is defined as EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. We have included EBITDA and adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBITDA and adjusted EBITDA are important supplemental measures of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.

EBITDA and adjusted EBITDA have important limitations as analytical tools. For example, EBITDA and adjusted EBITDA do not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

	For the years ended December 31,
	2020	2019	2018
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	168,359	280,603	442,063
(+) Depreciation and amortization expenses	203,629	201,351	219,091
(+) Finance costs	82,199	76,939	57,807
(+) Income tax	70,179	110,019	178,975
EBITDA	524,366	668,912	897,936
(-) Other income	26,893	18,218	32,048
(-) Other gains (losses)	(5,313)	(383)	6,404
(-) Share of Profit of associates and joint ventures accounted for using the equity method	8,940	9,786	6,351
(+) Other Expenses by Function	99,612	25,995	36,907
(+) Net impairment gains on reversal (losses) of financial assets	4,684	(1,057)	2,967
(-) Finance income	13,715	26,289	22,533
(-) Currency differences	(4,423)	(2,169)	(16,597)
Adjusted EBITDA	579,482	644,223	881,137

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

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime) and Japanese patent No. 4,889,848 for nitrates (granular fertilizers).

5.D. Trend Information

Our revenues decreased 6.5% to US$1,817.2 million in 2020 from US$1,943.7 million in 2019. Gross profit reached US$482.9 million (26.6% of revenues) in 2020, lower than US$560.1 million (28.8% of revenues) recorded in 2019. Profit attributable to controlling interests decreased 40.8% to US$164.5 million in 2020 from US$278.1 million in 2019.

In January 2020 the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (Ministerio de Salud) declared a nationwide State of Emergency. In response to the spread of COVID-19, the Chilean government has closed its borders for entry by non-resident foreigners for a specified period of time, prohibited the docking of cruise ships at Chilean ports, imposed quarantines on certain neighborhoods of the capital of Santiago and other cities and imposed a nationwide curfew. These measures have not impacted imports or exports to or from Chile. However, while we did see some impacts related to the shipment of products in and out of various other countries and regions, particularly in the first half of 2020 with the information available today, we believe impacts related to operations and demand on our products will be minimally impacted by COVID-19 in 2021.

Our Board and management continue to constantly monitor the situation and the potential impact that this unprecedented event could have on SQM. As a precaution, our management has implemented several measures to help reduce the spread COVID-19 at SQM, including the following measures to mitigate the spread in the workplace: (i) flexible working day together with the incentive to work from home in those cases where this is possible, (ii) avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities, (iii) strengthening of personal hygiene protocols (use of hand sanitizer, masks, etc.) and sanitation in plants, cafeterias and offices, and (iv) significant reductions in domestic and international travel, along with mandatory quarantines for people who have arrived from high risk destinations. We will continue to implement measures consistent with the evolving COVID-19 situation, with reference to governmental and international health organization guidelines,

Revenues from lithium and derivatives totaled US$383.4 million during 2020, a decrease of 24.2% compared to the US$505.7 million in 2019. During 2020, our sales volumes were 43% higher than sales volumes reported in 2019. This was in line with our strategy to increase our market participation in an effort to expand and maintain our relationship with important customers in the lithium market.

During 2020, we believe total lithium market demand reached approximately 330,000 metric tons, a 6% growth compared to 2019, but lower than demand growth originally expected as a result of COVID-19. However, we believe that market demand during the second half of the year was significantly higher than market demand in the second half of 2019, mostly related to growth of electric vehicle sales volumes. We believe that electric vehicle sales growth during 2020 increased over 40% when compared to 2019, and this growth reached approximately 120% during the fourth quarter 2020 when compared to the same period in 2019. We expect this momentum to continue into 2021 and believe that lithium demand growth will reach almost 25% in 2021, and ultimately reach between 900,000 to 1 million metric tons in 2025. Given these strong market growth indicators, our installed capacity and the quality of our production, we believe that our 2021 sales volumes will increase, reaching more than 80,000 metric tons for the year.

During the fourth quarter of 2020, our average price reached just over US$5,300/metric ton, similar to the average price seen during the third quarter of the same year. We believe that this could be the bottom of the decreasing pricing trend and that we could see higher prices during the first half of 2021.

We remain particularly optimistic about the long-term growth of the lithium market. For this reason, we expect to increase our lithium carbonate and lithium hydroxide capacity significantly in the coming year. We expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 180,000 and 30,000 metric tons by the end of 2023. In addition, in February 2021 our Board approved the investment for our 50% share of the development costs in the Mt. Holland lithium project, our 50/50 joint venture with Wesfarmers, which we expect will have an initial production capacity of 50,000 metric tons of battery grade lithium hydroxide.

Revenues from sales of iodine and derivatives during 2020 were US$334.7 million, a decrease of 9.8% compared to US$371.0 million generated in 2019. Our sales volumes in the iodine business line decreased 24% in 2020, but we saw prices remain stable throughout the year, hovering around US$35/kilogram. Average prices in 2020 were 19% higher than the average prices seen in 2019.

Iodine and derivative market growth is particularly sensitive to the trends in the medical industry, specifically X-ray contrast media, the pharmaceutical industry and the LCD polarizing market. As a result of the spread of COVID-19, non-essential medical services declined during 2020, and we saw demand related to these important markets decrease, leading to a total market decrease of about 9% when comparing 2020 to 2019. We believe we will see a significant recovery during 2021 as the impact of the pandemic fades away, mostly led by the X-ray contrast media, LCD and pharmaceutical markets and we hope to increase market share during the year. We have announced plans to increase our capacity in this business line to ensure that we have appropriate capacity available to meet future demand needs.

Revenues from the SPN business line in 2020 totaled US$701.7 million, a decrease of 3.1% compared to $723.9 million reported in 2019.Our sales volumes in the specialty plant nutrition business line in 2020 were similar to sales volumes reported during 2019, decreasing slightly by 0.5%. Average prices in this business lines decreased approximately 3% in 2020 when compared to 2019. In the potassium nitrate market, demand growth was approximately 5% in 2020. We believe that this market growth was not impacted significantly because the fertilizer industry in some geographical markets was deemed an essential industry during the COVID-19 outbreak. In 2021, we expect to see similar demand growth. We analyze the potassium nitrate market by assessing, among other things, arable land availability, global crop production, and localized irrigation rates As an integrated producer of potassium chloride and potassium nitrate, the higher prices of potassium chloride we are seeing in the market should not have a significant impact on our production cost, while at the same time, our consolidated distribution network should help insulate us from some of the higher cost of transportation we are seeing in the market. Consequently, even though we believe we are the lowest cost producer in this market, we believe our competitive position in this market should be stronger in 2021.

Potassium chloride and potassium sulfate revenues for 2020 totaled US$209.3 million, a 1.3% decrease compared to the US$212.2 million reported in 2019. Revenues in this business line during 2020 were impacted by lower average prices when compared to 2019, which were not offset by the higher sales volumes in the business line. We believe that the potassium chloride market surpassed 67 million metric tons in 2020, an increase of approximately 3 million metric tons compared to 2019. Average prices for potassium chloride during the fourth quarter of 2020 were about US$244/metric ton, flat when compared to the third quarter of 2020. During the first two months of 2021 we have seen higher prices, letting us believe we will see higher prices throughout the rest of the year given the demand growth expected for 2021.

In October 2020, we announced our Sustainable Development Plan, which included voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water use by 65% and brine extraction by 50%. The reduction of brine extraction described above will not have an impact on our capacity to produce potassium salts to feed our potassium nitrate production in Coya Sur. However, it will have an impact on our sales volumes available to third parties, gradually decreasing them year by year. Although in the first years of brine extraction we expect to see a minor impact on the Company's gross margin (as a result of accumulated inventories among other factors), the average impact over the next ten years on the gross margin will be between US$25 million and US$30 million per year due to lower volumes of potassium chloride available for sale.

Industrial chemicals revenues in 2020 reached US$160.6 million, a 69.3% increase compared to US$94.9 million in 2019. Our sales volumes in the industrial chemicals product line increased 82% in 2020 compared to 2019, as a result of higher sales volumes of solar salts. Our solar salt sales volumes were up over 230% in 2020 when compared to 2019 reaching 160,000 metric tons. We expect industrial chemical sales volumes in 2021 will increase again when compared to 2020, as we continue the delivery of almost 200,000 metric tons of solar salts in 2021 for a project requiring over 400,000 metric tons.

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

5.F. Tabular Disclosure of Contractual Obligations

The following tables show our material expected obligations and commitments as of December 31, 2020 (in millions of US dollars):

		Less Than	1 - 3	3 - 5	More Than
	Total	1 year	years	years	5 years
Financial liabilities (1)	2,844	95	606	405	1,738
Operating leases (2)	776	71	159	156	390
Lease obligations	35	6	14	7	7
Purchase commitments (3)	56	56	-	-	-
Staff severance indemnities	32	-	-	-	32
Total contractual obligations and commitments	3,446	230	724	572	1,920

(1)	Include short-term and long-term financial liabilities with interest calculated based on the contractual agreements and considering the effect of hedging financial instruments.

(2)	The majority of operating leases is related to the Lease Agreement with Corfo.

(3)	The purchase commitments held by the Company are recognized as a liability when the services and goods are received by the Company.

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

Each of the eight members of the current Board of Directors was elected for a three-year term at the Annual Ordinary Shareholders’ Meeting that took place on April 25, 2019.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Alberto Salas M.

Chairman of the Board and Director. Mr. Salas earned a degree in Mining Civil Engineering from the Universidad de Chile and holds a post-graduate degree in Corporate Finance from Adolfo Ibáñez University, Chile. He is a Board member of Cia. Minera Valle Central, ENAEX S. A. and Amerigo Resources Ltd. He is also president of the Mining Engineers-Foundation University of Chile, the Chilean Pacific Foundation, the Inter-American Mining Society and the Latin American Mining Organization. He is currently chairman of the National Institute of Professional Training (INACAP).

April 2018
Patricio Contesse F.

Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group, where he is also Vice Chairman of the Boards of Directors of the Pampa Group entities. Additionally, he is currently member of the Board and Chairman of the Director’s Committee of Invercap S.A.

April 2018
Georges de Bourguignion A.

Director. Mr. de Bourguignon is an economist with a degree from the Pontificia Universidad Católica de Chile, where he was a professor, and holds an MBA from the Harvard Business School. He is co-founder and current Chairman of Asset Chile S.A. and of Asset General Fund Administrator S.A. In the last 10 years, he has been a Board member of several public and private Chilean companies with extensive international operations such as LATAM Airlines, and is currently a Board member of Embotelladora Andina. As Vice Chairman of La Polar, nominated by the Chilean pension funds in 2011, he headed the financial restructuring and renovation of the company. After leading the acquisition of Chilean producer Sal Lobos by the German Group K + S, he served as a member of its Board of Directors until 2018. Prior to co-founding Asset Chile, he was an executive at Citibank S.A. in Chile.

April 2019
Hernán Büchi B.

Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.

April 2017

Name	Position and relevant experience	Current position held since
Laurence Golborne R.

Director. Mr. Golborne earned a degree in Industrial Civil Engineering from the Universidad Católica de Chile. He is a member of the Board of Ripley Corp. S.A., and Aventura S.A. (Perú), Sociedad Inversiones Arrigoni S.A. and Metalúrgica Arrigoni S.A., and President of Tavamay S.A. (Paraguay). Previously, Mr. Golborne was Chilean Minister of the State during 2010-2012, CEO of Cencosud S.A., and Corporate Director of Finance at Gener S.A., among other roles in various companies.

April 2018
Gonzalo Guerrero Y. (1).	Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute Board member of Integramédica S.A. for more than seven years and was a Director of Inversiones Oro Blanco S.A., Asfaltos Chilenos S.A., VNT S.A. (Vantrust Capital Asset Management) and SMA Clinica Internacional S.A. (Perú), among others. Currently, he is an Executive Board member of Guerrero and Associates, and a Board member of Sanasalud S.A., SQM Salar S.A. and Club Deportivo Palestino SADP.	April 2017

Francisco Ugarte L.	Director. Mr. Ugarte is a lawyer with a degree from the Universidad Católica de Chile and LL.M. from the Faculty of Law of the University of Chicago. He is a partner at Carey y Cía Ltda, the largest law firm in Chile. Mr. Ugarte has vast experience working with international and Chilean financial companies and institutions in mergers and acquisitions, financing, capital and debt offerings and other corporate matters. Mr. Ugarte holds and has held management positions in several local companies, such as Bci Corredor de Bolsa, Votorantim Andina and Compañía Industrial El Volcán.	April 2019

Robert J. Zatta	Director. Mr. Zatta earned a degree in Business Administration from Merrimack College and received his MBA in Finance from Fairleigh Dickinson University. He has held executive positions at the former General Foods Corporation and at Campbell Soup Company. Mr. Zatta worked at Rockwood Holdings, Inc. since 2001, until its acquisition in January 2015, as Senior Vice President and Chief Financial Officer, and for a short period as acting Chief Executive Officer. Since January 2016, Mr. Zatta has been a member of the Board of Directors of Innophos Holdings, Inc. and since March 2017, a director of Nexeo Solutions, Inc., until their recent acquisition. Between December 2015 and September 2017, Mr. Zatta was a Member of the Board of Trustees at Merrimack College and currently serves as Chair-elect of the Board of Trustees of Fairleigh Dickinson University. Mr. Zatta is a member of the Advisory Board of BroadPeak Global, a private equity firm.	April 2019

Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since
Ricardo Ramos R.

Chief Executive Officer. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor and served as Chief Financial Officer and Vice President of Corporate Services from 1994 until 2018, before assuming his current role in January 2019.

January 2019
Gerardo Illanes G. (2)

Chief Financial Officer. Mr. Illanes earned an engineering degree from the Universidad Católica de Chile and a Master of Business Administration from Emory University’s Goizueta Business School. In 2006, he joined SQM and has served in several positions within the finance area at our headquarters in Santiago, Chile and in subsidiaries around the world. Mr. Illanes is also a member of the Board of Soquimich Comercial. In May 2016, he became Vice President of Finance, and assumed his current role in October 2018.

October 2018
Gonzalo Aguirre T.

General Counsel. Mr. Aguirre earned a degree in law from the Universidad Católica de Chile and a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September 2016. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house experience, he worked for Carey y Cía Ltda, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.

September 2016
Pablo Altimiras C.

Vice President of Lithium and Iodine Business. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Business Development and Planning. In 2018, he started his current role in the Company.

October 2018
José Miguel Berguño C. (3)	Vice President of Operations, Nitrates and Iodine. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance. In 2019, he became Vice President of Operations of Nitrates and Iodine.	March 2019
Frank Biot

Vice President of Nitrates and Potassium Business Mr. Biot earned a Master in Applied Economics from the University of Antwerp in Belgium and a Master of Business Administration from the Catholic University of Leuven. In 1984, he joined Nitrate Corporation of Chile Ltd. in London. In 1991, he was promoted to President of SQM Europe at SQM’s regional headquarters for Europe, Africa, Asia and Oceania. In 2000, he assumed the position of Commercial Vice President Specialty Plant Nutrition. In 2016 he was appointed Senior Vice President Fertilizers, Regulatory Affairs, Quality and Logistics. He is currently President of SQM EUROPE N.V. and President of SQM INTERNATIONAL N.V.

October 2018

Name	Position and relevant experience	Current position held since
Carlos Díaz O.	Vice President of Operations, Potassium and Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division. He was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices. In 2006, he became our Logistics Manager, and in 2019 he became Vice President of Operations, Potassium and Lithium.	March 2019
María Ignacia Lopez B.

Public Affairs Manager. Ms. Lopez earned a journalism degree and Master of Strategic and Digital Media Communications from the University of Finis Terrae. She has over 15 years of experience working as an executive for various communications agencies. Ms. Lopez joined SQM in her current position in 2019.

October 2019

Natalia Pizarro G.	Vice President of People and Performance. Ms. Pizarro earned a civil engineering degree from the Universidad de Santiago. She joined SQM in 2007 as a Management Engineer, being promoted the following year to Leader of Management Control and, in 2010, she became Technical Director under the vice presidency of Nueva Victoria Operations, where she was responsible for the area of Investment, Planning Studies, and a research pilot plant. In 2013 she led the implementation of the Lean methodology with a pilot program in Coya Sur, subsequently continuing this work under the vice presidency of Potassium-Lithium Operations. In November of 2018, she became Senior Director of People, and in April 2019 she was named Vice President of People and Performance.	April 2019

Francisco Sanchez V.	Risk Management and Compliance Officer. Mr. Sanchez earned an engineering degree and a Master of Business Administration, both from the Pontificia Universidad Católica de Chile. He joined SQM in 2008 as a Management Control Engineer, then he worked in Finance in Soquimich Comercial S.A., and in 2012 he was promoted to Finance Director, first for SQM Mexico, and then for the Latin America region. In 2017, he assumed the position of Compliance Project Director, and has served at his current role since April 2019.	April 2019

Rodrigo Vera D.

Vice President of Mining Operations, Mr. Vera earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1999, he joined SQM as Controlling Engineer for Nitrates and Iodine Operations. He was promoted to Head of Planning in 2002. In 2010, he assumed the position of Technical Manager. In 2016, he became Research and Environmental Manager for Nitrates and Iodine Operations, and in 2019 he became Senior Development Director for Potassium and Lithium Operations. In 2020, he assumed the position of Vice President of Mining Operations.

March 2020

(1)	As of December 31, 2020, Mr. Guerrero beneficially owned 1,353 SQM shares.
(2)	As of December 31, 2020, Mr. Illanes beneficially owned 800 SQM shares.
(3)	As of December 31, 2020, Mr. Berguño beneficially owned 380 SQM shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 23, 2020, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2020, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.09% of the total net profit that the Company obtained during the 2020 fiscal year and each of the remaining six directors received the equivalent of 0.045% of the 2020 total net profit of the Company.

In addition, during 2020, members of the Directors’ Committee were paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee received an amount equal to 0.015% of the total net profit that the Company obtained in 2020 fiscal year.

During 2020, the members of the Safety, Health and Environmental and the Corporate Governance Committees received UF 100 per month, regardless of the number of sessions held.

During 2020, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Total (Ch$)
Alberto Salas Muñoz	584,095,422	122,203,028	—	—	706,298,450
Patricio Contesse Fica	546,814,736	—	37,280,686	37,280,686	621,376,108
Georges de Bourguignon Arndt	349,623,119	116,541,040	—	—	466,164,159
Hernán Büchi Buc	366,609,083	—	—	37,280,686	403,889,769
Laurence Golborne Riveros	366,609,083	122,203,028	—	—	488,812,111
Gonzalo Guerrero Yamamoto	349,623,119	—	34,449,692	—	384,072,811
Francisco Ugarte Larrain	349,623,119	—	—	34,449,692	384,072,811
Robert J. Zatta	349,166,885	—	34,373,653	—	383,540,538
Total	3,262,164,566	360,947,096	106,104,031	109,011,064	3,838,226,757

For the year ended December 31, 2020, the aggregate compensation paid to our 124 principal executives based in Chile was US$22.9 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

We maintain incentive programs for our employees based on individual performance, company performance and short-term indicators. We provide executives with an annual and a long-term bonus plan. Their incentives are based on target achievement, individual contribution to the Company’s operating results, and the Company’s performance. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

As of December 31, 2020, we had a provision related to all of the incentive programs in the aggregate of US$32.2 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C.     Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in Item 6.A. Directors and Senior Managers.

The date of expiration of the term of the current Board of Directors is April 2022. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual Ordinary Shareholders’ Meeting held on April 25, 2019 for three year terms expiring in April 2022.

The members of the Board of Directors are remunerated in accordance with the information provided above in Item 6.B. Compensation. There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2020, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

Since April 25, 2019, our Directors’ Committee has been comprised of three Directors: Messrs. Georges de Bourguignon Arndt, Laurence Golborne Riveros and Alberto Salas Muñoz. Each of the three members meets the NYSE independence and Chilean independence requirements for audit committee members. Mr. Salas holds the position of Chairman of the Directors’ Committee.

During 2020, the Directors’ Committee (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the Company’s risk matrix; (viii) the activity related to the Company's compliance program; (ix) the report on internal control of the Company and (x) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2020.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2020 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2020 fiscal year.
(b)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.
(c)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC on non-audit related matters, (ii) reviewed the expenses of the Company's CEO, (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas, and (iv) examined the information presented by the External Auditors.

The Committee issued the Annual Management Report referred to in Law No. 18,046.

During 2020, the Company did not enter into related party transactions which require to follow the requirements and procedures established in title XVI of the Corporations Law, therefore the Committee was not required to examine information regarding related party transactions, but did review a potential transaction that was not entered into by the Company.

On April 23, 2020, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the sum of the annual remunerations of the members of the Committee and US$250,000. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting.

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

This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see Board practices above) that is responsible for reviewing management’s compensation.

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

Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Directors’ Committee (see Board practices above) that also performs the functions of an audit committee with certain requirements of independence.

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.08	Shareholders must have the opportunity to vote on all equity-compensation plans and material revisions thereto.

SQM does not have equity compensation plans. However, as mentioned in Item 6.B. Compensation, SQM does have a long-term cash bonus compensation plan. Directors and executives may only acquire SQM shares by individual purchases. The purchaser must give notice of such purchases to the Company and the Financial Market Commission.

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

303A.12

Each listed company CEO must (a) certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards; (b) promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with any applicable provisions of Section 303A; and (c) submit an executed Written Affirmation annually to the NYSE.   In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE. The annual and interim Written Affirmations must be in the form specified by the NYSE.

Not required in the Chilean regulations. The CEO must only comply with Section 303A.12 (b) and (c).
303A.13	The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard.	Not specified in the Chilean regulations.

6.D.     Employees

As of December 31, 2020, we had 5,507 permanent employees, 427 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.9 years.

	As of December 31,
	2020	2019	2018
Employees in Chile	5,080	5,274	4,937
Employees outside of Chile	427	467	353
Total employees	5,507	5,741	5,290

As of December 31, 2020, 67% of our permanent employees in Chile were represented by 20 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health death and disability benefits, among others.

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

Over 92% of our employees are employed in Chile, of which approximately 67% were represented by 20 labor unions as of December 31, 2020. As of December 31, 2020, 13 collective bargaining agreements had been renegotiated in advance, leaving the remaining seven to be renegotiated during 2021. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

6.E.     Share Ownership

We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 1, 2021 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Inversiones TLC Spa(1)	62,556,568	43.80%	5,516,772	4.58%	25.86%
The Bank of New York	—	—	55,313,349	45.95%	21.02%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,894,152	31.43%	1,222,971	1.02%	17.52%
Potasios de Chile S.A. (3)	18,179,147	12.73%	—	—	6.91%
Inversiones Global Mining Chile Ltda. (3)	8,798,539	6.16%	—	—	3.34%
Banco Santander por cuenta de Inversionistas por extranjeros	—	—	7,232,404	6.01%	2.75%
Banco de Chile por cuenta de terceros no residentes	321	0.00%	7,173,450	5.96%	2.73%
Banco de Chile por cuenta de State Street.	1,290	0.00%	7,135,933	5.93%	2.71%

(1)    SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A shares held by Inversiones TLC SpA registered in the shareholder registry of the Depósito Central de Valores S.A. (“DCV”) as of March 1, 2021 and (ii) owns directly 5,516,772 Series B shares in the form of ADSs. Therefore, Tianqi beneficially owns 25.86%, of SQM’s total shares.

(2)    Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)    SQM has been informed that, as of March 1, 2021, Mr. Julio Ponce Lerou, and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 30.1327% of all shares of SQM (consisting of 71,966,917 Series A shares, 7,341,049 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0264% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 73.7844% of Norte Grande, which controls 76.8529% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.8180% of Pampa Calichera, which controls 19.8826% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 80.0072% of Nitratos de Chile S.A., which controls 99.0226% of Potasios de Chile S.A., which controls 10.0850% of Pampa Calichera and 6.9071% of SQM. Therefore, Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), beneficially own 31.1326% of SQM’s total shares, which includes the 6,418,078 shares held by brokers.

As of March 1, 2020, SQM did not have a Controller Group.

Pampa Group Agreement

On December 18, 2017, in connection with the Corfo Arbitration Agreement, the companies that are part of the Pampa Group entered into an agreement for the benefit of Corfo (the “Pampa Group Agreement”), which, among other things, provided for: (i) the termination of the Joint Operation Agreement with Kowa Holdings America Inc., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and Kowa Company Ltd. (together, the “Kowa Group”), as owners of 2.11% of SQM’s total shares, that allowed the Pampa Group with the Kowa Group to have the status of a controller group of SQM, and (ii) an agreement to not enter into any joint action with third parties that allows Pampa Group to acquire the status of sole controller or joint controller, as defined by article 97 of the Chilean Securities Market Law. The obligations set forth in clause (ii) expire on December 31, 2030. In addition, the Pampa Group Agreement also includes numerous provisions relating to corporate governance and control. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.” Neither SQM nor any of its subsidiaries, including SQM Potasio S.A. and SQM Salar, is a party to the Pampa Group Agreement. Upon termination of the Joint Operation Agreement pursuant to the Pampa Group Agreement, the Pampa Group and the Kowa Group would cease to be a controller group.

On November 30, 2018, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company and is therefore not considered a controlling shareholder”. The CMF could change its decision in the future if circumstances change.

Tianqi Extrajudicial Agreement with the FNE

In August 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s Series A shares, Tianqi and the FNE entered into an extrajudicial agreement (the “Extrajudicial Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Extrajudicial Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Extrajudicial Agreement (“Sensitive Information”) (collectively, the “Purpose”). Pursuant to the Extrajudicial Agreement, Tianqi agreed that, among other things:

●	Tianqi will not nominate any of its directors, executives or employees to the SQM Board of Directors;
●	Tianqi and the directors nominated by it will not influence or intervene for the benefit of Tianqi and prejudice the interests of SQM;
●	The directors nominated by Tianqi will not participate nor will they be part of any committees, the management or other decision-making bodies related to lithium of SQM or of any companies controlled by SQM, unless nominated by independent directors;
●	Tianqi will inform the FNE of any agreement in the lithium market, with Albemarle and/or SQM, prior to its execution;
●	Tianqi will notify the FNE of any event from which it acquires control or decisive influence in SQM;
●	Tianqi will disassociate any director, executive or employee appointed by third parties, who assumes a position described above in SQM;
●	Tianqi will not request access to Sensitive Information from SQM;
●	The directors nominated by Tianqi will not disclose Sensitive Information of SQM;
●	The directors nominated by Tianqi will personally bind themselves to the obligations assumed by Tianqi with the FNE; and
●	Tianqi will report to the FNE the appointments and periodic compliance with its obligations.

The restrictions will remain in place for a period of six years.

During the approval process for the Extrajudicial Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Extrajudicial Agreement, including that (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act (Law No. 18,046 on Corporations). The Extrajudicial Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Extrajudicial Agreement, in Spanish, has been made publicly available on the Company’s website at www.sqm.com and is also available on the FNE’s website at http://www.fne.gob.cl

The Company believes that approximately 56.14% of its Series A shares and 33.30% of its Series B shares were beneficially held in Chile as of March 1, 2021. Approximately 1,456 record holders were in Chile as of March 1, 2021.

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

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of March 1, 2021, there were 142,819,552 Series A common shares and 120,376,972 Series B common shares outstanding.

Pampa Group and Tianqi Shareholders’ Agreement

On April 10, 2019, the Pampa Group and Inversiones TLC SpA, a subsidiary of Tianqi, entered into a shareholders’ agreement, with respect to certain corporate governance matters. The matters addressed by the shareholders’ agreement include: (i) the management of the business and affairs of the Company by the Board of Directors, (ii) the election of replacement directors in the event of resignation of any of the directors elected by each party to the Board of Directors as director elected by Series A, (iii) election of certain directors elected by Tianqi to the Company’s Directors’ Committee, Corporate Governance Committee and Safety, Health and Environmental Committee, (iv) access for Tianqi’s internal or external auditors to SQM’s management and internal and external auditors for purposes of fulfilling Tianqi’s accounting and disclosure obligations with respect to its investment in SQM, (v) support for having a bilingual (Spanish/English) translator attend all SQM Board and Committee meetings to assist directors who are not bilingual and (vi) support of the Company’s dividend policy for 2019, as proposed by the Board of Directors in March 2019 for approval at the 2019 annual ordinary shareholders’ meeting. The agreement has a term of one year. An English language copy of the agreement is included in an essential fact (hecho esencial) filing made by Sociedad de Inversiones Pampa Calichera S.A. with the CMF on April 11, 2019 and is available on the CMF’s website at www.cmfchile.cl.

On March 26, 2020, the Pampa Group and Inversiones TLC SpA amended the shareholders’ agreement entered into on April 10, 2019 to (i) extend the term to the earliest of (A) our 2021 annual ordinary shareholders’ meeting or (B) written notice of termination given by the Pampa Group or Tianqi in the event that a director nominated by the non-notifying party ceases to serve as a director for any reason and (ii) to agree to support the Company’s 2020 dividend policy, as proposed by the Board of Directors for approval at the 2020 annual ordinary shareholders’ meeting. An English language copy of the amendment is included in an essential fact (hecho esencial) filing made by Sociedad de Inversiones Pampa Calichera S.A. with the CMF on March 26, 2020 and is available on the CMF’s website at www.cmfchile.cl.

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

With respect to SQM, transactions with related parties include negotiations, proceedings, contracts or transactions involving SQM and its directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the By-laws or by the Directors’ Committee. Such transactions may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

•	trends in demand for and supply of our products, including global economic conditions, which impact prices and sales volumes;

•	that the Board of Directors, excluding any Directors involved in the transaction, approves the transaction with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the transaction. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such transaction is in SQM’s interest;

•	that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and

•	that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the transaction but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the transaction to SQM, and that such party indemnify for any corresponding damages.

However, the Board of Directors has authorized the following transactions with related parties to be carried out without following such requirements and procedures, as long as such authorization is obtained in advance: (a) transactions wherein the amount of the transaction is not significant or (b) transactions that, according to the policy on customary transactions with related parties, are considered normal based on SQM’s business activities or (c) transactions carried out between legal entities wherein SQM holds at least a 95% ownership interest in the counterpart.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2020, 2019 and 2018:

Th. US$	2020	2019	2018
Foreign sales	1,663,446	1,731,798	2,076,454
Total sales	1,817,919	1,943,655	2,265,803
Foreign sales %	91.5%	89.1%	91.6%

8.A.7     Legal Proceedings

Deferred Prosecution Agreement

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a DPA that would resolve the DOJ’s inquiry based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act in connection with certain payments made by SQM between the tax years 2009 to 2015 for services that may not have been properly supported or that may not have been necessarily to generate corporate income. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500 and engage a compliance monitor for a term of two (2) years. On January 19, 2021, after successful completion of the three (3) year term of the DPA and the DOJ’s motion to dismiss, all charges against the Company were dismissed.

Class Actions

In October 2015, a consolidated class action lawsuit was brought against the Company in the United States District Court for the Southern District of New York, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations of the payments described above.  The complaint alleged that certain statements made by the Company, principally in the Company’s SEC filings and press releases, were materially false and/or misleading in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.  Specifically, the complaint challenges certain of the Company’s statements concerning its compliance with applicable laws and regulations; the effectiveness of its internal controls; its adoption of a code of ethics consistent with SEC requirements; its revenues and taxes owed; and its compliance with applicable accounting standards.  The complaint also alleged that the Company made inadequate disclosures concerning the status of the Corfo litigation described below.  The lead plaintiff sought damages of an undetermined amount to recover the economic losses allegedly suffered by the class as a result of the challenged statements.

On January 10, 2018, the lead plaintiff filed a motion to certify a class consisting of all persons who purchased SQM ADSs between June 30, 2010 and March 18, 2015.

On December 11, 2020, the Company and the lead plaintiff, the Council of the Borough of South Tyneside, acting in its capacity as the Administering Authority of the Tyne and Wear Pension Fund, filed before the United States District Court of the Southern District of New York a Stipulation of Settlement of the class action litigation. The class action settlement resolves the claims by class plaintiffs relating to alleged noncompliance with the securities laws and regulations in the United States in connection with certain disclosures made by the Company. Pursuant to the Stipulation of Settlement, SQM paid US$62.5 million. The Stipulation of Settlement is subject to final approval by the court and the final settlement hearing is expected to take place during the second quarter of 2021.

SQMNA Litigation

In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County (the “Pomona Case”). In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter was then remanded to the District Court for a complete retrial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 14, 2018, the plaintiff filed an appeal, and on February 6, 2020, the Ninth Circuit Court of Appeals ordered a retrial before the District Court. The retrial before the District Court is scheduled for May 4, 2021.

In October 2010, the City of Lindsay, California, named SQM and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. This case was removed to the U.S. District Court for the Eastern District of California and is pending in the trial court. The proceeding has been suspended, pending the outcome of the Pomona Case. SQMNA and SQM intend to vigorously defend this action.

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

On March 25, 2020, the Board of Directors, agreed to recommend to the shareholders the payment of a definitive dividend representing 100% of the 2019 net income. The dividend payment was presented for consideration at the Annual General Shareholders’ Meeting held on April 23, 2020. The amount of the definitive dividend approved by shareholders at the Annual General Shareholders’ Meeting held on April 23, 2020 was US$1.05668 per share; the amount of US$0.80254 per share had to be deducted from the definitive dividend as it had been already paid in a form of interim dividends during 2019. The balance, in the amount of US$0.25414 per share, was paid and distributed to Company’s shareholders on May 7, 2020.

Our 2020 dividend policy, as disclosed at our 2020 Annual General Shareholders’ Meeting held on April 23, 2020 and as modified after approval of the Special Dividend, was as follows:

a)       Pay and distribute as a final dividend in favor of the respective shareholders, a percentage of our net income that is determined as per the following financial parameters:

(i)       100% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times.

(ii)       80% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.

(iii)       60% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.0 times.

(iv)       If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2020 net income in favor of the respective shareholders as a final dividend.

b)       Pay and distribute only one interim dividend during 2020, which will be charged against the aforementioned final dividend and will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2020, with the percentage distributed to be determined per the financial parameters expressed in letter a) above.

On May 19, 2020, the Company's Board of Directors agreed to pay and distribute an interim dividend equivalent to US$0.17092 per share, to be charged to the Company’s 2020 retained earnings, which was paid on June 11, 2020 in its Chilean peso equivalent using the official exchange rate as of May 29, 2020 (the “Interim Dividend”).

c)       The Board of Directors will not approve the payment of other interim dividends charged against the 2020 net income.

d)       At the ordinary general shareholders’ meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the percentages in financial parameters described in in letter a) above discounting the Special Dividend and Interim Dividend. If the amount is equal to or less than the amount of the sum of the Special Dividend and the Interim Dividend, then no additional amount will be distributed and the Interim Dividend will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend required to be paid in accordance with Chilean law or the Company bylaws.

e)       If there is an excess of net income in 2020, this may be retained by the Company and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

The Special Dividend was paid on October 8, 2020 in its Chilean peso equivalent using the official exchange rate as of September 29, 2020.

The dividend policy proposal for 2021 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 23, 2021.

We generally declare dividends in U.S. dollars (but may declare dividends in Chilean pesos) and pay such dividends in Chilean pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared. In the case of interim dividends, the exchange rate to be used is the Observed Exchange Rate published a minimum of five business days before the payment date.

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

Dividends		Per Share	Per ADS
Declared for the fiscal year	Paid in	Ch$	US$
2016 (interim)	2016	555.15	0.85487
2016	2017	134.50	0.20248
2017 (interim)	2017	264.87	0.39222
2017 (interim)	2017	241.49	0.38432
2017 (interim)	2017	275.46	0.42879
2017	2018	253.19	0.41968
n/a (eventual)	2018	229.22	0.37994
2018 (interim)	2018	271.73	0.43247
2018 (interim)	2018	343.53	0.50864
2018 (interim)	2018	212.38	0.31726
2018	2019	277.70	0.41274
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987
2019	2020	217.67	0.25414
2020 (interim)	2020	138.91	0.17092
n/a (eventual)	2020	297.95	0.37994

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

9.A.     Offer and Listing Details

Our Series A shares and Series B shares are currently traded on the Santiago Stock Exchange, and the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) under the trading symbols “SQM-A” and “SQM-B”, respectively. ADSs, each representing one share of our Series B shares are also traded on the New York Stock Exchange under the trading symbol “SQM”.

9.B       Plan of Distribution

Not Applicable.

9.C       Markets

Our Series A shares and Series B shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange and also traded on the Valparaiso Stock Exchange until it ceased operations on October 8, 2018.The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is the Bank of New York Mellon.

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

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses, but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed 50% of SQM’s issued, outstanding and paid stock. SQM Series B shares have a restricted right to vote as they can only elect one director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B issued shares request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, subject to the second transitory article of the Company’s By-Laws, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote, with any excess being deducted from the number of shares such shareholder may vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

 The second transitory article provides as follows:

“Throughout the period running from the date of the extraordinary shareholders’ meeting at which this transitory article is incorporated, and December 31, 2030, the restriction against voting on behalf of more than 37.5% of any series of shares in the Company, established in Article 31 hereof, shall be subject to the following exception, applicable only to the election of board members by means of Series A shares in the Company: If two or more persons, regardless of whether or not they are related parties to each other (the incoming shareholders), act prior to December 31, 2030 such as to acquire a sufficient number of Series A shares to allow them to hold voting powers for the selection of directors of the Company amounting to more than 37.5% of that series, then any registered shareholder or group of shareholders holding more than 37.5% of all Series A shares in the Company shall be entitled to vote for the selection of directors of the Company amounting to whichever is less, between a number of the Series A shares that are held (i) by existing shareholders as of that date, and (ii) by the incoming shareholders with voting rights. Similarly, if for any reason a registered shareholder in the Company as of the date hereof who holds more than 37.5% of Series A shares in the company between the date hereof and December 31, 2030, comes to hold more voting shares for the selection of directors of the Company than the votes allocated for holding 37.5% of said Series A shares, either through a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other shareholder or group of shareholders in the Company that is not a related party to the same and holds more than 37.5% of all voting Series A shares in the Company, including both existing and incoming shareholders, shall be entitled to vote for the selection of directors of the Company in accordance with whichever number of Series A shares in the Company is the lesser, between (i) the number held by this shareholder or group of shareholders, and (ii) the existing shareholder may have the capacity to vote in excess of the restriction amounting to 37.5% of said shares.”

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

 Shareholders Restrictions

There are no restrictions on ownership or share concentration, or limiting the exercise of the related right to vote, by local or foreign shareholders other than those discussed under “—Shares”

Change in Control

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

Board Protocol for Presentation and Use of Sensitive Information

On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by SQM. In connection with the acquisition, Tianqi entered into and Extrajudicial Agreement with the FNE with respect to the implementation of certain measures to maintain competitive market conditions and mitigate any risks identified in the transaction, having as a fundamental principle the limitation of access to commercially sensitive information of SQM by Tianqi. For a description of the Extrajudicial Agreement, see “Item 7.A. Major Shareholders — Tianqi Extrajudicial Agreement with the FNE.” Before this acquisition, and after the approval of this transaction by the Chilean Antitrust Court, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement. On January 23, 2019, the Board of Directors approved a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement), which was amended on April 15, 2019 in response to comments received from the CMF. The amendment was subsequently approved by the Board on September 30, 2019.

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

Our 1993, 1995 and 1998 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales or Compendium of Foreign Exchange Regulations of the Central Bank of Chile the “Foreign Investment Contract”, was entered into and among the Central Bank of Chile, our Company and the Depositary pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI,” which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B shares, or Series B shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

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

As of December 31, 2020, we had four series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$250 million, US$300 million and US$450 million.

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

Cash Dividends and Other Distributions

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. On February 24, 2020, Law No. 21,210 to modernize the tax legislation was published. As a result of these reforms, open stock corporations like SQM are subject to the shareholder tax regime. The corporate tax rate applicable to us increased to a rate of 27% in 2018.

Under the shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings. Foreign shareholders resident in a jurisdiction with a tax treaty in force with Chile will be credited with 100% of the Chilean corporate tax paid by us against the final taxes at the shareholder level.

Foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate on dividends because only a portion of the Chilean corporate tax paid by us will be credited against the final taxes at the shareholder level. There is a temporary rule in effect since January 1, 2017 which has been extended to December 31, 2026 that provides that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2020, even if such treaties are not in force. This is currently the status of the treaty signed between the United States and Chile.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2020 earnings of the Company and distributed during the same period was 23.90411%.

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

Starting January 1, 2017, capital gains obtained in the sales of shares owned by foreign holders are subject to First Category Tax and Withholding Tax, and the First Category Tax serves as a credit in Chile to reduce the Withholding Tax. The exercise of pre-emptive rights relating to shares will not be subject to Chilean taxation. Any gain on the sale or assignment of pre-emptive rights relating to shares will be subject to both the First Category Tax and the Withholding Tax (the former being creditable against the latter).

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

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (defined below) arising from ownership and disposition of the Series A shares and the Series B common shares, together the “shares”, and the ADSs. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the U.S. federal income tax treatment of ADSs will be identical to the U.S. federal income tax treatment of the underlying shares.

The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The summary does not address the tax treatment of holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, persons who are broker-dealers in securities or foreign currency or dealers and traders in securities who use a mark-to-market method of tax accounting, persons who hold the shares or ADSs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, persons holding our shares or ADSs in connection with a trade or business conducted outside of the U.S., partnerships or other entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or partners in such partnerships or entities, or persons who own (directly, indirectly or by attribution) 10% or more of the combined voting power of all classes of equity in the Company or 10% or more of the combined value of all classes of equity in the Company. PERSONS OR ENTITIES DESCRIBED ABOVE, INCLUDING PARTNERSHIPS HOLDING SHARES OR ADSs OR PARTNERS IN SUCH PARTNERSHIPS, SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OR ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADSs generally will be treated as qualified dividends if (i) our ADSs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Material Chilean Tax Considerations—Capital Gains” above. As discussed in more detail below under “—Foreign Tax Credits,” subject to generally applicable limitations and substantiation requirements, a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or other disposition of our shares or ADSs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF OUR SHARES OR ADSs.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.

Passive Foreign Investment Company Rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our 2020 taxable year and do not anticipate being a PFIC for our 2021 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

A U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES OR ADSs.

10.F.   Dividends and Paying Agents

Not applicable.

10.G.   Statement by Experts

Not applicable.

10.H.   Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports, information statements and other information we filed with or furnish to the SEC are available electronically on the SEC’s website http://www.sec.gov, and on our website www.sqm.com.

10.I.   Subsidiary Information

See “Item 4.C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed elsewhere in this Annual Report, we transact our businesses in over 110 countries, thereby rendering our market risk dependent upon the fluctuations of foreign currencies and local and international interest rates. These fluctuations may generate losses in the value of financial instruments taken in the normal course of business.

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

Interest Rate Risk. As of December 31, 2020, approximately 4% of our financial debt was effectively priced at LIBOR. Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on our financial results should we have such debts.

As of December 31, 2020, our total financial debt is primarily long-term, with 4% of maturities less than 12 months, which we believe decreases the exposure to changes in the interest rates.

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

The following is a summary of the aggregate net monetary assets and liabilities that are denominated in non-U.S. dollar currencies as of December 31, 2020, 2019 and 2018. Figures do not include our financial hedging positions for year-end:

	2020	2019	2018
	Th US$	Th US$	Th US$
Chilean pesos	(255,181)	(57,724)	(267,032)
Brazilian real	140	19	(756)
Euro	33,362	(6,770)	14,568
Japanese yen	24,715	67,836	77,975
Mexican pesos	12,065	7,781	5,471
South African rand	26,294	20,817	5,283
Dirhams	49,290	10,116	46,864
Other currencies	36,488	43,980	69,968
Total, net	(72,827)	86,055	(47,659)

Also, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US181 million (Ch$143,897 million).

The information contained in Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A. DEBT SECURITIES

Not applicable.

ITEM 12.B. WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C. OTHER SECURITIES

Not applicable.

ITEM 12.D. AMERICAN DEPOSITARY RECEIPTS

Depositary Fees and Charges

The Company’s American Depositary Shares (“ADS”) program is administered by The Bank of New York Mellon (240 Greenwich Street, 8 Fl. W., New York, NY 10286), as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Execution and delivery of ADSs and the surrender of ADRs	Up to US$0.05 per share

Depositary Payments Fiscal Year 2020

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2020, the Depositary reimbursed expenses related to investor relations for a total amount of US$149,591.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2020.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2020, the Company’s internal control over financial reporting was effective.

(c)  Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2020, see page F-1 of our Audited Consolidated Financial Statements.

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

Amendments to, or waivers from, one or more provisions of the code will be disclosed on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2020 and 2019 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2020	2019
Audit fees	1,343	1,339
Tax fees	255	354
All other fees	70	17
Total fees	1,668	1,710

Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2020 and 2019 in connection with the audits of our annual consolidated financial statements

Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2020 and 2019 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.

Directors’ Committee Pre-Approval Policies and Procedures.

Chilean law states that public companies are subject to “pre-approval” requirements under which all audit and non-audit services provided by the independent auditor must be pre-approved by the Directors’ Committee. Our Directors’ Committee approves all audits, audit related, tax and other services provided by our auditors.

Any services provided by our auditors that are not specifically included within the scope of the audit must be pre-approved by the Directors’ Committee prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

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

(b) Exhibits

Exhibit No.	Exhibit
1.1	By-laws (Estatutos) of the Company, as amended effective as of January 22, 2021

2.1	Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, is incorporated herein by reference.

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of Marta Aguilera

23.2	Consent of Marco Lema

23.3	Consent of Orlando Rojas

23.4	Consent of Andrés Fock

99.1	Certificate of qualified competency issued by Chilean Mining Commission

99.2	Certificate of qualified competency issued by Chilean Mining Commission

99.3	Certificate of qualified competency issued by Chilean Mining Commission

99.4	Certificate of qualified competency issued by Chilean Mining Commission

99.5	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.

99.6	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.

99.7	SQM Board Protocol for the Prosecution and use of Sensitive Information, filed with the Company’s Report on Form 6-K on April 16, 2019, is incorporated herein by reference.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.

Chief Financial Officer

Date: March 15, 2021

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and, cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 4.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Sociedad Química y Minera de Chile S.A.

2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Bulk Inventories Volume

As described in Notes 3.13, 3.33 and 11 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2020 amounted to US$488 million and US$563 million, respectively, which included bulk inventories amounting to US$109 million and US$177 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

The principal considerations for our determination that performing procedures relating to the bulk inventories volume is a critical matter are (i) the significant judgment by management in determining the products in progress and finished products bulk inventories volume; (ii) a high degree of auditor judgment, subjectivity, and effort in performing our audit procedures and in evaluating audit evidence related to the estimates made by management; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of inventories volumes, including controls over management’s physical inventory process and the determination of the product density. These procedures also included, among others, observing management’s physical inventory and assessing rollforward activity between the time of the inventory and year-end. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s topography measures, assess the reasonableness of management’s determination of the product density and observe management’s annual physical inventory.

Litigation - Environmental, Tax and Legal Contingencies

As described in Notes 3.26, 3.33, 21.1, 21.3, 21.4, 21.6 and 21.7 to the consolidated financial statements, provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation amount can be made. The Company also discloses the contingencies in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the environmental, tax and legal contingencies is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with environmental, tax and legal matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the environmental, tax and legal contingencies, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as consolidated financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and evaluating the sufficiency of the Company’s litigation contingency disclosures.

/s/ PricewaterhouseCoopers Consultores Auditores SpA

Santiago – Chile

March 15, 2021

We have served as the Company’s auditor since 2011.

Consolidated Statements of Financial Position

		As of December 31, 2020	As of December 31, 2019
ASSETS	Note N°	ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	509,102	588,530
Other current financial assets	13.1	348,069	505,490
Other current non-financial assets	17	57,399	50,552
Trade and other receivables, current	13.2	365,206	399,142
Trade receivables due from related parties, current	12.5	62,601	61,227
Current inventories	11	1,093,028	983,338
Current tax assets	27.1	132,224	91,433
Total current assets other than those classified as held for sale or disposal		2,567,629	2,679,712
Non-current assets or groups of assets classified as held for sale	28	1,629	2,454
Total non-current assets held for sale		1,629	2,454
Total current assets		2,569,258	2,682,166
Non-current assets
Other non-current financial assets	13.1	51,925	8,778
Other non-current non-financial assets	17	22,042	19,729
Trade receivables, non-current	13.2	11,165	1,710
Investments classified using the equity method of accounting	8.1-9.3	85,993	109,435
Intangible assets other than goodwill	15.1	178,407	188,358
Goodwill	15.1	41,966	34,726
Property, plant and equipment net	16.1	1,737,319	1,569,906
Right-of-use assets	14.1	30,024	37,164
Tax assets, non-current	27.1	90,364	32,179
Total non-current assets		2,249,205	2,001,985
Total assets		4,818,463	4,684,151

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		As of December 31, 2020	As of December 31, 2019
Liabilities and Equity	Note N°	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	68,955	291,128
Lease liabilities, current	14.2	5,528	7,694
Trade and other payables, current	13.5	203,933	205,790
Trade payables due to related parties, current	12.6	606	475
Other current provisions	19.1	104,166	110,565
Current tax liabilities	27.2	22,643	17,874
Provisions for employee benefits, current	18.1	9,096	16,387
Other current non-financial liabilities	19.3	60,955	126,899
Total current liabilities		475,882	776,812
Non-current liabilities
Other non-current financial liabilities	13.4	1,899,513	1,488,723
Lease liabilities, non-current	14.2	25,546	30,203
Trade and other payables, non-current	13.5	4,027	-
Other non-current provisions	19.1	62,617	34,690
Deferred tax liabilities	27.3	156,101	183,411
Provisions for employee benefits, non-current	18.1	32,199	35,840
Total non-current liabilities		2,180,003	1,772,867
Total liabilities		2,655,885	2,549,679

Equity
Equity attributable to owners of the Parent	20
Share capital		477,386	477,386
Retained earnings		1,638,267	1,623,104
Other reserves		7,432	(14,223)
Equity attributable to owners of the Parent		2,123,085	2,086,267
Non-controlling interests		39,493	48,205
Total equity		2,162,578	2,134,472
Total liabilities and equity		4,818,463	4,684,151

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the period from January to December of the year
		2020	2019	2018
Consolidated Statements of Income	Note N°	ThUS$	ThUS$	ThUS$
Revenue	23.1	1,817,191	1,943,655	2,265,803
Cost of sales	23.2	(1,334,321)	(1,383,603)	(1,485,631)
Gross profit		482,870	560,052	780,172
Other income	23.3	26,893	18,218	32,048
Administrative expenses	23.4	(107,017)	(117,180)	(118,126)
Other expenses by function	23.5	(99,612)	(25,995)	(36,907)
Net impairment (losses) gains on reversal of financial assets	23.7	4,684	(1,057)	2,967
Other gains (losses)	23.6	(5,313)	(383)	6,404
Profit from operating activities		302,505	433,655	666,558
Finance income	23.10	13,715	26,289	22,533
Finance costs	16.5-23.9	(82,199)	(76,939)	(57,807)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	8,940	9,786	6,351
Foreign currency translation differences	26	(4,423)	(2,169)	(16,597)
Profit before taxes		238,538	390,622	621,038
Income tax expense	27.3	(70,179)	(110,019)	(178,975)
Net profit		168,359	280,603	442,063
Net profit attributable to:
Profit (loss) attributable to Owners of the Parent		164,518	278,115	439,830
Profit (loss) attributable to Non-controlling interests		3,841	2,488	2,233
		168,359	280,603	442,063

Basic earnings per share (US$ per share)		0.6251	1.0567	1.6711

Diluted earnings per share (US$ per share)		0.6251	1.0567	1.6711

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
	2020	2019	2018
Consolidated Statements of Comprehensive Income	ThUS$	ThUS$	ThUS$
Net Profit	168,359	280,603	442,063
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Losses from measurements of defined benefit plans	974	(3,310)	(1,337)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	9,784	1,152	(5,546)
Total other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes	10,758	(2,158)	(6,883)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains (losses)	14,000	787	(1,220)
(Losses) gains from cash flow hedges	(3,706)	1,908	5,723
Total other comprehensive income that will be reclassified to profit for the year	10,294	2,695	4,503
Other items of other comprehensive income, before taxes	21,052	537	(2,380)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes relating to measurement of defined benefit pension plans through other comprehensive income	(145)	702	1,488
Benefit (income tax) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	(2,642)	(311)	396
Total income tax related to items of other comprehensive income (loss) that will not be reclassified to profit for the year	(2,787)	391	1,894
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax benefit (expense) related to (losses) gains from cash flow hedges	1,001	(2,683)	—
Total income tax relating to components of other comprehensive income that will be reclassified to profit for the year	1,001	(2,683)	—

Total other comprehensive income	19,266	(1,755)	(486)
Total comprehensive income	187,625	278,848	(441,577)
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	183,941	276,137	439,180
Comprehensive income attributable to non-controlling interest	3,684	2,711	2,397
	187,625	278,848	441,577

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
		2020	2019	2018
Consolidated Statements of Cash Flows	Note N°	ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		1,940,720	2,044,746	2,284,514
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		14,763	2,925	2,140
Cash receipts derived from sub-leases		188	361	-
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(1,358,347)	(1,284,204)	(1,226,091)
Cash payments to and on behalf of employees		(161,862)	(195,782)	(205,590)
Cash payments relating to variable leases		(1,117)	(1,037)	-
Other payments related to operating activities		(87,278)	(25,218)	(21,240)
Net cash generated from operating activities		347,067	541,791	833,733
Dividends received		5,387	14,449	8,815
Interest paid		(81,567)	(70,963)	(59,565)
Interest paid on lease liabilities		(1,133)	(1,537)	-
Interest received		17,046	25,809	22,533
Income taxes paid		(200,624)	(173,319)	(240,115)
Other cash inflows (1)		96,058	90,741	(40,562)
Net cash generated from operating activities		182,234	426,971	524,839
Cash flows from (used in) investing activities
Cash flows arising from the loss/gain of control of subsidiaries and other businesses		20,996	994	68,988
Proceeds from the sale of property, plant and equipment		1,680	487	61
Other payments to acquire interest in joint ventures		(16,949)	(2,600)	(19,989)
Acquisition of property, plant and equipment		(322,242)	(321,324)	(244,693)
Proceeds from sales of intangible assets		8,203	28,126	14,056
Proceeds (payments) related to futures, forward options and swap contracts		(6,902)	1,403	(204)
Purchases of intangible assets		(579)	(2,492)	(74,374)
Loans to related parties		(15,000)	-	-
Other cash inflows (outflows) (2)		163,702	(190,065)	69,151
Net cash generated used in investing activities		(167,091)	(485,471)	(187,004)

(1) Other inflows of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
		2020	2019	2018
Consolidated Statements of Cash Flows	Note N°	ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(8,015)	(7,221)	-
Proceeds from long-term loans		400,000	450,000	256,039
Proceeds from short-term loans		-	-	120,000
Repayment of borrowings		(264,122)	(7,096)	(213,000)
Dividends paid		(221,995)	(329,787)	(550,352)
Net cash generated (used in) from financing activities		(94,132)	105,896	(387,313)

Net (decrease) increase in cash and cash equivalents before the effect of changes in the exchange rate		(78,989)	47,396	(49,478)
Effects of exchange rate fluctuations on cash and cash equivalents		(439)	(14,932)	(24,894)
(Decrease) increase in cash and cash equivalents		(79,428)	32,464	(74,372)
Cash and cash equivalents at beginning of period		588,530	556,066	630,438
Cash and cash equivalents at end of period	10	509,102	588,530	556,066

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Net profit	-	-	-	-	-	-	-	164,518	164,518	3,841	168,359
Other comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	-	19,423	(157)	19,266
Comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	164,518	183,941	3,684	187,625
Dividends (1)	-	-	-	-	-	-	-	(149,355)	(149,355)	(10,118)	(159,473)
Other increases (decreases) in equity	-	-	-	-	-	2,232	2,232	-	2,232	(2,278)	(46)
Total changes in equity	-	14,176	(2,705)	7,142	810	2,232	21,655	15,163	36,818	(8,712)	28,106
Equity as of December 31, 2020	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578

Consolidated Statements	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Net Profit	-	-	-	-	-	-	-	278,115	278,115	2,488	280,603
Other comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	-	(1,978)	223	(1,755)
Comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	278,115	276,137	2,711	278,848
Dividends (1)	-	-	-	-	-	-	-	(278,115)	(278,115)	(6,817)	(284,932)
Other increases (decreases) in equity	-	-	-	-	-	2,754	2,754	-	2,754	-	2,754
Total changes in equity	-	562	(775)	841	(2,606)	2,754	776	-	776	(4,106)	(3,330)
Equity as of December 31, 2019	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472

(1)	See Note 20.6

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2018	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Decrease due to changes in accounting policies	-	-	-	-	-	-	-	(1,680)	(1,680)	-	(1,680)
Restated initial equity	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,723,104	2,186,141	59,647	2,245,788
Net profit	-	-	-	-	-	-	-	439,830	439,830	2,233	442,063
Other comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	-	(650)	164	(486)
Comprehensive income	-	(1,394)	5,723	(4,048)	(931)	-	(650)	439,830	439,180	2,397	441,577
Dividends (1)	-	-	-	-	-	-	-	(539,830)	(539,830)	(9,733)	(549,563)
Increase (decrease) in equity	-	(1,394)	5,723	(4,048)	(931)	-	(650)	(100,000)	(100,650)	(7,336)	(107,986)
Equity as of December 31, 2018	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ’’ United States Department of Justice;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FCPA’’ Foreign Corrupt Practices Act of the USA;

“FNE Chilean National Economic Prosecutor's Office;

“Management’’ the Company’s management;

"SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law'' Ley 18,046 on corporations;

“ThUS$'' thousands of Dollars;

“MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labour Organization;

“WHO” World Health Organization;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“WACC’’ Weighted Average Cost of Capital.

Note 1 Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c)	Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d)	Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing.

(e)	Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

(a)	Employees

As of December 31, 2020, and 2019, the workforce was as follows:

	As of December 31, 2020			As of December 31, 2019
Employees	SQM S.A.	other subsidiaries	Total	SQM S.A.	other subsidiaries	Total
Executives	30	85	115	30	91	121
Professionals	94	1,156	1,250	110	1,170	1,280
Technicians and operators	267	3,310	3,577	282	3,481	3,763
Foreign employees	17	548	565	17	560	577
Overall total	408	5,099	5,507	439	5,302	5,741

(b)	Main shareholders

As of December 31, 2020, there were 1,358 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2020 and 2019, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges:

Shareholders as of December 31, 2020	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
The Bank of New York Mellon, ADRs	-	-	50,792,452	42.19%	19.30%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Euroamerica C de B S. A.	1,418	-	8,788,517	7.30%	3.34%
Banco Santander via foreign investor accounts	-	-	7,294,827	6.06%	2.77%
Banco de Chile via State Street	-	-	6,971,782	5.79%	2.65%
Banco de Chile non-resident third party accounts	-	-	6,129,339	5.09%	2.33%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Banchile Corredora de Bolsa S. A.	459,202	0.32%	2,426,758	2.02%	1.10%
Banco de Chile on behalf of Citibank NA New York customers	177,463	0.12%	1,732,249	1.44%	0.73%

Shareholders as of December 31, 2019	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	3,793,154	3.15%	18.50%
The Bank of New York Mellon, ADRs	-	-	38,311,788	31.83%	14.56%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itaú via foreign investor accounts	-	-	7,373,216	6.13%	2.80%
Banco de Chile non-resident third party accounts	109	-	6,842,746	5.68%	2.60%
Banco Santander via foreign investor accounts	-	-	6,618,416	5.50%	2.51%
Euroamerica C de B S. A.	3,056	-	4,863,467	4.04%	1.85%
Banchile C de B S. A.	491,729	0.34%	4,285,696	3.56%	1.82%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Bolsa de comercio de Santiago Bolsa de valores	30,590	0.02%	3,077,930	2.56%	1.18%

(1)	As reported by DCV, which records the Company's shareholders' register as of December 31, 2020 and December 31, 2019, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares. Through Tianqi’s subsidiaries it owns 5,516,772 Series B SQM shares as reported by Inversiones TLC Spa. So as of December 31, 2020, Tianqi owns 25.86% of SQM's total Series A and B shares.

(2)	Total Sociedad de Inversiones Pampa Calichera S.A. 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

1.6	Covid-19

In January 2020, the WHO deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation.

On March 16, 2020, the Company reported on various points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the WHO.

(1)	Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates, the impact on our sales volumes and average prices will depend on the duration of the virus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus.

We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2).

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.

(c)	Strengthening personal hygiene protocols (use of alcohol-based gel, masks, etc.) and sanitation in plants, cafeterias and offices.

(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.

(e)	The costs associated with the measures implemented by the company correspond primarily to increased expenses in transportation, supplies, room and board, among others.

(3)	Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

(4)	Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

As of December 31, 2020, there have been no significant impacts associated with COVID-19 other than those reported above.

Note 2 Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2020 and 2019.

(b)	Consolidated Statements of Income for the periods from January 1 to December 31, 2020, 2019 and 2018.

(c)	Consolidated Statements of Comprehensive Income from January 1 to December 31, 2020, 2019 and 2018.

(d)	Consolidated Statements of Changes in Equity for the periods ended December 31, 2020, 2019 and 2018.

(e)	Consolidated Statements of Cash Flows for the periods ended December 31, 2020, 2019 and 2018.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IFRS as issued by the International Accounting Standards Board.

These consolidated financial statements fairly present the Company’s financial position, as of December 31, 2020 and 2019, the comprehensive results of operations, changes in equity and cash flows occurring for the years ended December 31, 2020, 2019 and 2018.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated financial statements comply with each IFRS in force at their date of presentation.

Pursuant to CMF requirements, on December 31, 2020 the effects related to the application of IFRS 16 “Leases” are presented in separate financial statement line items and the following reclassifications have been made with respect to the information reported on December 31, 2019 to ensure a consistent presentation between periods, which are considered not significant for the previously issued financial statements.

	Original balances reported as of December 31, 2019	Reclassification	Balances reclassified as of December 31, 2019
Financial statement line items	ThUS$	ThUS$	ThUS$
Property, plant and equipment, (net)	1,607,070	(37,164)	1,569,906
Right-of-use assets	-	37,164	37,164
Other current financial liabilities	298,822	(7,694)	291,128
Lease liabilities, current	-	7,694	7,694
Other non-current financial liabilities	1,518,926	(30,203)	1,488,723
Lease liabilities, non-current	-	30,203	30,203

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives measured at fair value.

(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2020:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018.	This amendment establishes a consistent definition of materiality in all the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.	01-01-2020

Amendment to IFRS 3 “Definition of a Business” - Published in October 2018.	This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01-01-2020

Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019.	These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results.	01-01-2020

Amendment to IFRS 16 “Lease Concessions” - Published in May 2020.	This amendment provides lessees with an optional exemption regarding the assessment of whether a lease concession associated with COVID-19 is a lease modification. Lessees may opt to account for lease concessions as they would if there were no lease modifications. In many cases, this would give rise to the accounting for a concession as a variable lease payment.	01-06-2020

Management confirm that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2020 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These limited scope amendments of IAS 1 “Presentation of financial statements” clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. In May 2020, the IASB issued an “Exposure Draft” proposing deferral of the effective application date to January 1, 2023.
01-01-2023

Reference to the Conceptual Framework - Amendments to IFRS 3.	Minor modifications were made to IFRS 3 “Definition of a Business” to update references to the conceptual framework for financial reporting and to add an exception to the recognition of contingent liabilities and contingent assets within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and Interpretation 21 “Levies.” The modifications also confirm that contingent assets should not be recognized in the date of acquisition.	01-01-2022

Amendment to IAS 16 “Property, plant and equipment”	This prohibits companies from deducting from the cost of the property any revenue received from the sale of articles produced while the company is preparing the asset for its anticipated use. The company must recognize this sales revenue and associated costs in the profit or loss for the fiscal year.	01-01-2022

Amendment to IAS 37, “Provisions, contingent liabilities and contingent assets.”	This clarifies for onerous contracts which inevitable costs a company must include to assess whether a contract will result in a loss.	01-01-2022

IFRS 9 Financial Instruments.	This clarifies which fees must be included in the 10% test for the derecognition of financial liabilities.	01-01-2022

IFRS 16 Leases.	Modification of illustrative example 13 to eliminate the illustration of lessor payments in relation to improvements to rental properties, to eliminate any confusion as to the treatment of lease incentives.	01-01-2022

IFRS 1 First-time Adoption of International Financial Reporting Standards.	This enables entities that have measured their assets and liabilities against book values in their head office books to also measure the accumulated translation differences using the amounts notified by the head office. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.	01-01-2022

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition, of a business the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

2.6	Investments in associates and joint ventures

(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate or joint venture.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Note 3 Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM group entities:

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

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“other reserves”), At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
Currencies	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.18	4.02	5.14	4.11
New Peruvian sol	3.62	3.31	3.60	3.35
Argentine peso	84.14	59.83	82.62	59.86
Japanese yen	105.56	108.90	103.81	109.12
Euro	0.81	0.89	0.82	0.90
Mexican peso	19.93	18.89	19.97	19.11
Australian dollar	1.30	1.43	1.33	1.45
Pound Sterling	0.74	0.76	0.74	0.76
South African rand	14.61	14.06	14.88	14.42
Chilean peso	710.95	748.74	731.92	767.22
Chinese yuan	6.51	6.98	6.53	7.01
Indian rupee	73.30	71.31	73.65	71.16
Thai Baht	29.94	29.97	30.08	30.22
Turkish lira	7.36	5.94	7.70	5.85
UF (*)	40.89	37.81	39.73	36.90

(*) US$ per UF

(b)	Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the invesment when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the year, determined using the direct method.

3.5	Accounting policy for Financial assets

Management determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case of account receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category.

Financial asset impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses”, see Note 23.7. The subsequent recovery of previously canceled amounts is accredited in the same line.

3.6	Financial liabilities

Management determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months.

3.7	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.8	Financial instrument derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

3.9	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

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

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the hedged item is less than 12 months.

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

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate depending on the nature of the hedged risk. The amounts accumulated in net equity are carried over to results when the hedged items are settled or when these have an impact on results.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

3.10	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2020, and December 31, 2019, the Company does not have any embedded derivatives.

3.11	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.12	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)         Significant judgments in the determination of the lease term for contracts with renewal options The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.13	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.14	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.15	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.16	Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

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

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

3.17	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets located in Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	7	6
Energy generating assets	3	16	9
Buildings	3	25	13
Supplies and accessories	2	10	7
Office equipment	5	5	5
Transport equipment	5	8	6
Network and communication equipment	4	10	8
IT equipment	5	11	7
Machinery, plant and equipment	5	25	13
Other property, plant and equipment	3	15	10

3.18	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.19	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

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

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life., except for the mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

f)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights and rights of way	Indefinite	Indefinite
Mining rights granted by Corfo	10 years	10 years
Mining rights	Unit-production method
IT programs	2 years	8 years

3.20	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.21	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current non-financial assets” category, reclassifying the portion related to the area to be extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets as the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, these are amortized over 10 years.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented into “Property, Plant and Equipment”, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area of Western Australia, Australia. These expenses will begin to be amortized in the development stage.

3.22	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted with a WACC rate. For December 31, 2020, the WACC rate was 9.73%.

3.23	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.4).

3.24	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.25	Capitalization of interest expenses

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

The financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of assets that qualify for this, the corresponding interest rate for the financing specific to the project is used; where this does not exist, the average financing rate of the subsidiary that makes the investment is used.

3.26	Other provisions

Provisions are recognized when:

●	The Company has a present, legal or constructive obligation as the result of a past event.

●	It is probable that an outflow of resources will be required to settle the obligation.

●	A reliable estimate of the obligation amount can be made.

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

3.27	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

3.28	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

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

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.31	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

The income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;

b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and

c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

3.32	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

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

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.33	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

●	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.22, 15 and 16).

●	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

●	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18) and determination of long-term provisions.

●	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 19 and 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

●	Determination of volume for certain product in progress and finished product is based on topography measures and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), as well as the related allowances.

●	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

Note 4 Changes in accounting estimates and policies

4.1	Changes in accounting estimates

There have been no changes in the methodologies used to determine such estimates in the periods presented.

4.2	Changes in accounting policies

The accounting principles and criteria were applied consistently, except for the following:

(a)       the new instructions established by the CMF for the taxonomy of the financial statements in 2020 modifies the presentation of right-of-use assets and lease liabilities recognized under IFRS 16. This change has been made as of January 01, 2020 and retroactively as of December 31, 2019.

(b)       The Company’s consolidated financial statements as of December 31, 2019, show changes in the accounting policies over the previous period due to the application of IFRS 16 as of January 1, 2019.

The Company chose to apply the simplified transition approach. Under this method, the cumulative effect of initially applying the standard is recognized at January 1, 2019 and comparative amounts are not restated. As the amount of right-of-use assets recognized was equal to the lease liability, there was no impact on retained earnings as a result of the adoption of IFRS 16.

Note 5  Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

5.2	Risk Factors

(a)	Credit risk

A global economic downturn may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. For the uncovered portion, the Company uses other instruments such as letters of credit and prepayments. The credit risk associated with receivables is analyzed in Note 14.2 b) and the associated accounting policy can be found in Note 3.5.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2019, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

		Rating			As of December 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	9,002
Banco de Chile	Time deposits	P-1	A-1	-	10,503
Banco Estado	Time deposits	P-1	A-1	-	1,001
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	7,299
Banco Santander – Santiago	Time deposits	P-1	A-1	-	16,702
Scotiabank Sud Americano	Time deposits	-	-	F1+	7,002
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	102,753
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	107,625
Other banks with lower balances	Time deposits	-	-	-	86
Total					261,973

		Rating			As of December 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	185,589
Banco Itaú Corpbanca	90 days to 1 year	P-2	A-2	-	49,006
Banco Santander - Santiago	90 days to 1 year	P-1	A-1	-	45,168
Banco Scotiabank Sud Americano	90 days to 1 year	-	-	F1+	31,668
JP Morgan Asset Management	90 days to 1 year	P-1	A-1	N1+	34,028
Total					345,459

		Rating			As of December 31, 2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	50,221
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	42,096
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	39,093
Banco Santander	Time deposits	P-1	A-1	-	2,708
Scotiabank Sud Americano	Time deposits	-	-	F1+	14,428
Banco Estado	Time deposits	P-1	A-1	-	500
BBVA Banco Francés	Time deposits	-	-	-	53
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	181,155
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	146,078
Total					476,332

	Financial	Rating			As of December 31, 2019
Financial institution	assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank Sud Americano	90 days to 1 year	P-2	-	-	54,180
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	178,448
Banco Santander (*)	90 days to 1 year	P-1	A-1	-	74,365
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	127,579
Banco Security	90 days to 1 year	-	A-2	F2	17,965
Banco de Chile	90 days to 1 year	-	-	-	18,026
Banco Estado	90 days to 1 year	P-1	A-1	-	15,126
Total					485,689

(*) This includes ThUS$ 1,870 associated with collateral in guarantee used to reduce the liquidity risk.

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar would affect the Company's profit and loss. By the fourth quarter of 2020, approximately US$ 473 million accumulated in expenses are associated with the Peso.

As of December 31, 2020, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond liabilities denominated in UF, for an asset at fair value of US$ 18.41 million. As of December 31, 2019, a liability was recognized amounting to US$ 18.9 million.

Furthermore, on December 31, 2020, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all denominated term deposits in UF and in pesos, at a fair value of US$ 21 million in liabilities. On December 31, 2019, an asset was recognized for an amount of US$ 16.4 million.

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of December 31, 2020, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedging; therefore, a significant rate increase would not impact our financial condition.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (On December 31, 2020, this was 5.40).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2020, the Company had unused, available revolving credit facilities with banks, for a total of US$ 478 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2020 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	0.94	71.40	-	72.34
Unsecured obligations (1)	1,872.09	88.22	927.17	1,727.14	2,742.53
Sub total	1,942.17	89.16	998.57	1,727.14	2,814.87
Hedging liabilities	40.21	6.06	12.34	11.07	29.47
Derivative financial instruments	5.39	5.39	-	-	5.39
Sub total	45.60	11.45	12.34	11.07	34.86
Current and non-current lease liabilities	31.07	6.40	21.04	7.17	34.61
Trade accounts payable and other accounts payable	203.93	203.93	-	-	203.93
Total	2,222.77	310.94	1,031.95	1,745.38	3,088.27

	Nature of undiscounted cash flows
As of December 31, 2019 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.19	2.17	74.87	-	77.04
Unsecured obligations	1,697.11	326.34	614.29	1,184.38	2,125.01
Sub total	1,767.30	328.51	689.16	1,184.38	2,202.05
Hedging liabilities	23.66	6.57	24.33	32.37	63.27
Derivative financial instruments	3.17	3.17	-	-	3.17
Sub total	26.83	9.74	24.33	32.37	66.44
Current and non-current lease liabilities	37.90	8.90	23.01	10.27	42.18
Trade accounts payable and other accounts payable	205.79	205.79	-	-	205.79
Total	2,037.82	552.94	736.50	1,227.02	2,516.46

(1) Unsecured obligations are presented on a contractual basis and have no effects related to anticipated redemptions.

1 All current assets divided by all current liabilities.

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group. See Note 13.8

Note 6 Separate information on the parent entity

6.1	Parent Company’s stand-alone assets and liabilities

	As of December 31, 2020	As of December 31, 2019
Parent Company’s stand-alone assets and liabilities	ThUS$	ThUS$
Assets	4,173,308	4,069,649
Liabilities	(2,050,223)	(1,983,382)
Equity	2,123,085	2,086,267

6.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Note 7  Board of Directors, Senior Management and Key management personnel

7.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of December 31, 2020, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.

-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 25, 2019 to April 22, 2020 (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the following period (Period 2020-2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods, Directors’ compensation is detailed as follows:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2020-2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income that the Company effectively obtains during the 2020;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income that the Company effectively obtains during the 2020.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2020 amounted to ThUS$ 4,582 and as of December 31, 2019 to ThUS$ 5,168.

(c)	Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the Period 2020-2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods the compensation of the Directors Committee comprises:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

Period 2020-2021

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 7.2)

(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)       Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2020 and the year ended December 31, 2019 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of December 31, 2020 and 2019, the number of the key management personnel is 126 and 124, respectively.

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Key management personnel compensation	ThUS$	ThUS$	ThUS$
Key management personnel compensation	22,858	22,598	27,907

Please also see the description of the compensation plan for executives in Note 18.6.

Note 8 Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2020, and December 31, 2019, in accordance with criteria established in Note 2:

	Equity-accounted investees			Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ended			Share in other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended			Share in total other comprehensive income of associates accounted for using the equity method for the period ended
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,505	11,609	10,821	(156)	634	596	-	1	-	(156)	635	596
Doktor Tarsa Tarim Sanayi AS (*)	-	26,001	21,582	4,031	3,912	241	-	198	489	4,031	4,110	730
Ajay North America	14,468	14,669	14,951	2,191	2,871	3,728	-	-	-	2,191	2,871	3,728
Ajay Europe SARL	7,875	7,451	7,845	1,029	1,165	1,373	756	(179)	(439)	1,785	986	934
Charlee SQM Thailand Co Ltd	-	-	-	-	-	316	-	-	-	-	-	316
SQM Eastmed Turkey (*)	-	623	310	247	354	370	-	(42)	(21)	247	312	349
Kore Potash PLC	26,175	24,739	20,467	(224)	(534)	(1,543)	(374)	(549)	(1,206)	(598)	(1.083)	(2,749)
Total	60,023	85,092	75,976	7,118	8,402	5,081	382	(571)	(1.177)	7,500	7,831	3,904

(*) As of December 31, 2020, these investments no longer form part of the group. See Note 8.4 (a).

					Dividends received for the period ending
	Description of the nature			Share of ownership in	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Associate	of the relationship	Domicile	Country of incorporation	associates	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-	6,632
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1,967	2,796	2,807
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,197	1,055	811
Charlee SQM Thailand Co Ltd	Production and distribution of iodine and iodine derivatives.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-	362
SQM Eastmed Turkey	Production and distribution of iodine and iodine derivatives.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-	-
Kore Potash Ltd	Prospecting, exploration and mining development	L 3 88 William ST Perth, was 6000	United Kingdom	20.20%	-	-	-
Total					3,164	3,851	10,612

The companies described in the table below are related parties of the following associates:

(1) Doktor Tarsa Tarim Sanayi AS

(2) Terra Tarsa B.V.

(3) Abu Dhabi Fertilizer Industries WWL

					Dividends received for the period ending
	Description of the nature of the		Country of	Share of ownership in	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Associate	relationship	Domicile	incorporation	associates (*)	ThUS$	ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-	-
Terra Tarsa BV (1)	Distribution and trading of specialty plant nutrients, in the Middle East.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-	-
Plantacote NV (1)	Sale of CRF and production and sales of WSNPK.	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-	-
Doctochem Tarim Sanayai Ticaret LTD (1)	Production, distribution and trading of specialty plant nutrition.	Eski Büyükdere Cad No: 7 GIZ 2000 Plaza K:17 D:67-68 Maslak Sariyer Ístambul.	Turkey	100%	-	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers.	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-	-
Doktolab Tarim Arastirma San. (1)	Laboratory services.	27. Cd. No:2, 07190 Aosb 2. Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-	-
International Technical and Trading Agencies Co WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P.O Box: 950918 Amman 11195	Jordan	50%	-	-	-
Total					-	-	-

(*) This percentage does not consider the shareholdings of the holders of these subsidiaries.

8.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2020				for the period ended as of December 31, 2020
	Assets		Liabilities			Gain	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,313	8,586	6,706	101	6,641	(420)	-	(420)
Ajay North America	18,513	15,749	4,737	-	42,920	4,471	-	4,471
Ajay Europe SARL	22,032	1,493	7,773	-	41,950	2,058	1,736	3,794
Kore Potash PLC	5,691	124,112	786	-	-	(3,233)	486	(2,747)
Total	75,549	149,940	20,002	101	91,511	2,876	2,222	5,098

	As of December 31, 2019				for the period ended as of December 31, 2019
	Assets		Liabilities			Gain	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	-	31,588	1,713	4	1,717
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	93,768	7,824	396	8,220
Ajay North America	19,748	13,250	3,061	-	38,833	5,860	-	5,860
Ajay Europe SARL	19,589	1,456	6,144	-	35,709	2,329	(358)	1,971
SQM Eastmed Turkey	2,718	1,833	2,600	704	3,086	709	(84)	625
Kore Potash PLC	7,938	119,362	2,214	-	-	(2,716)	(2,791)	(5,507)
Total	176,333	161,068	43,572	39,226	202,984	15,719	(2,833)	12,886

	As of December 31, 2018				for the period ended as of December 31, 2018
	Assets		Liabilities			Gain	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
Associate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,496	11,444	5,695	-	33,098	1,611	(1)	1,610
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	74,144	481	978	1,459
Ajay North America	21,644	12,409	3,542	-	40,290	7,608	-	7,608
Ajay Europe SARL	21,219	1,214	6,743	-	36,337	2,747	(878)	1,869
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	3,192	740	(42)	698
Kore Potash PLC	6,659	148,426	2,180	-	-	(8,198)	(6,882)	(15,080)
Total	141,240	187,895	47,056	9,943	187,061	4,989	(6,825)	(1,836)

8.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with IFRS.

8.4	Disclosures on interest in associates

(a)	Transactions conducted in 2020:

●	During the second quarter Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.60% share reduction for the company. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 754.

●	During the third quarter of 2020 SQM S.A. increased its shares in Kore Potash PLC to 20.26% as a result of the acquisition of 260,598,591 shares out of 584,753,846 shares issued for a capital increase corresponding to ThUS$ 1,679.

●	During the third quarter of 2020, its interest in Doktor Tarsa Tarim and its subsidiaries were sold through Soquimich European Holdings B.V. at a value of ThUS$ 33,066, which brought about a loss of ThUS$ 11,408. As of the end of the fourth quarter of 2020, there was a balance of ThUS$ 4,745 in other current receivables and ThUS$ 9,491 in non-current receivables.

●	During the fourth quarter of 2020, SQM Holland B.V., acquired a WSNPK business from Plantacote N.V. at a value of ThUS$ 16,757, which generated goodwill of ThUS$7,380.

●	During the third quarter of 2020, shares held in SQM Eastmed Turkey were sold through Soquimich European Holdings B.V. at a value of ThUS$ 618, which brought about a loss of ThUS$ 408.

●	During the fourth quarter of 2020, Kore Potash PLC made a share-based payment to its non-executive board members, which resulted in a 0.06% share reduction for the company, finalizing with a share percentage of 20.20%. This resulted in a decrease in consolidated equity of non-controlling interests in other reserves of ThUS$ 79.

(b)	Transactions conducted in 2019:

●	SQM S.A. increased the capital of Kore Potash Ltd by ThUS$ 2,600 in July 2019, which increased its interest to 19.67% of the shareholder’s investment.

●	On December 11, 2019, Doktor Tarsa Tarim Sanayi AS acquired 100% of the shares in Doctochem Tarim Sanayi Ticaret LTD.

(c)	Transactions conducted in 2018:

●	During the first quarter, the Company increased its capital in Kore Potash PLC by ThUS$ 3,000.

●	On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$ 759.

●	In 2018, Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

Note 9 Joint Ventures

9.1	Policy for the accounting of equity accounted investment in joint ventures

This accounting policy is described in Note 2.6. For these joint ventures there is no quoted market price to measure these investments.

At the date of issuance of these financial statements, the Company is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

9.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2020

●	In the second quarter of 2020, the Company has taken 100% ownership of SQM Vitas BV through the subsidiary Soquimich European Holdings with a cost of ThUS$ 1,276 and its name has been changed to SQM Holland. (See Note 8.1)

●	In the second quarter of 2020, shares held in Arpa Speciali S.R.L. were sold through SQM Pavoni & C., SpA. at a value of ThUS$ 56, which brought about a loss of ThUS$ 125. An initial installment of ThUS$ 17 was charged, leaving two pending installments of ThUS$ 20 maturing June 30, 2021 and June 30, 2022. The pending installments are classified as other accounts receivable.

●	In the third quarter of 2020, shares held in Coromandel SQM India were sold through Soquimich European Holdings B.V. at a value of ThUS$ 1,505, which brought about a loss of ThUS$ 643.

●	During fourth quarter of 2020, the shares in SQM Qingdao-Star Co, Ltd. were sold through SQM Industrial S.A. for ThUS$ 1,303, which brought about a gain of ThUS$ 62. As of December 31, 2020, the sale proceeds were recorded in other receivables.

●	A subsequent event associated with the joint venture with Sichuan SQM Migao Chemical Fertilizers Co Ltd. is reported in Note 31.2. Accordingly, the effect on the statement of income for the fourth quarter of 2020 under "Other gains (losses)" is a gain of ThUS$7,036 on the reversal of the impairment associated with this investment.

b)	Operations conducted in 2019

●	On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to Dollar.

c)	Operations conducted in 2018

●	During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$ 13,000. The entity was a joint venture and contributions were made on January 25, 2018 (ThUS$ 6,000) and on February 14, 2018 (ThUS$ 7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company.

●	On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

●	As of the date, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

●	In April 2018, Minera Exar made a new capital increase of ThUS$ 7,000, which was contributed in equal parts by its partners.

●	On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy, EUR 5.5 million were paid for a 50% share, generating a lower value of EUR 2.6 million. The functional currency of the joint venture is the Euro.

●	On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd, to be recognized as a separate joint venture. In previous years, the financial statements for this entity were included as part of SQM Australia Pty.

●	On December 31, 2018, as part of the investment in Pavoni & C., SpA. the goodwill generated in the purchase of this joint venture by an amount of ThUS$ 3,206.

●	The subsidiary SQM Industrial S.A. recorded an impairment loss of ThUS$ 8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co, Ltd, joint venture. The impairment is disclosed by netting the value of the aforementioned investment, in the caption “Equity method investments".

●	During December 2018, the Company sold its shares in Minera Exar S.A. and generated a profit before taxes of ThUS$ 14,507.

9.3	Investment in joint ventures accounted for under the equity method of accounting

					Dividends received for the period ending
			Country of	Share of interest	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	10,598	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	2,223	-	-
SQM Vitas Holland	Without information production of specialized fertilizers and other products for distribution in Italy and other countries.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-	-
Pavoni & C. Spa	products for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St Georges Tce Perth WA 6000 | PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-	-
Total					2,223	10,598

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa.

					Dividends received for the period ending
			Country of	Share of interest	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership (*)	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-	-
Total					-	-	-

(*)	The percentages presented correspond to the ownership used in the consolidation of the company.

	Equity-accounted investees			Share in profit (loss) of joint ventures accounted for using the equity method
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	-	1,568	1,729	-	(98)	174
SQM Vitas Fzco.	9,720	9,111	20,202	2,010	1,797	1,781
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	3,464	3,168	83	296	188
SQM Vitas B.V.	-	1,304	1,345	-	(15)	(14)
Minera Exar S.A. (1)	-	-	-	-	-	(206)
Pavoni & C. Spa	7,222	6,864	7,084	9	36	(39)
Covalent Lithium Pty Ltd. (**)	-	40	53	-	-	36
Sichuan SQM Migao Chemical Fertilizers Co Ltd. (***)	9,028	1,992	1,992	(280)	(632)	(650)
Total	25,970	24,343	35,573	1,822	1,384	1,270

	Share on other comprehensive income of joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of joint ventures accounted for using the equity method
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	-	(38)	(159)	-	(136)	15
SQM Vitas Fzco.	(1,469)	437	(903)	541	2,234	878
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	-	-	83	296	188
SQM Vitas B.V.	-	(27)	(70)	-	(42)	(84)
Minera Exar S.A. (1)	-	-	-	-	-	(206)
Pavoni & C. Spa	349	(255)	70	358	(219)	31
Covalent Lithium Pty Ltd. (**)	16	(13)	-	16	(13)	36
Sichuan SQM Migao Chemical Fertilizers Co Ltd. (***)	-	-	-	(280)	(632)	(650)
Total	(1,104)	104	(1,062)	718	1,488	208

(*)	As of December 31, 2020, these investments were no longer part of the group, see note 9.2 (a).
(**)	As of December 31, 2020, this joint venture has a negative value of ThUS$ (92), which is presented in Other non-current provisions.
(***)	See subsequent events in Notes 9.2 and 29.2.

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees			Share in profit (loss) of joint ventures accounted for using the equity method
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	3,511	5,347	5,915	1,018	564	1,439
SQM Vitas Perú S.A.C. (1)	1,659	1,955	2,671	660	211	(275)
Arpa Speciali S.R.L. (2) (*)	-	92	62	-	31	(44)
Total	5,170	7,394	8,648	1,678	806	1,120

	Share on other comprehensive income of joint ventures accounted for using the equity method, net of tax			Share on total other comprehensive income of joint ventures accounted for using the equity method
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	(1,469)	(225)	(792)	(451)	339	647
SQM Vitas Perú S.A.C. (1)	-	661	(112)	660	872	(387)
Arpa Speciali S.R.L. (2) (*)	-	(1)	-	-	30	(44)
Total	(1,469)	435	(904)	209	1,241	216

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa

9.4	Assets, liabilities, revenue and expenses from joint ventures

	As of December 31, 2020				For the period ended December 31, 2020
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29,507	4,412	14,156	-	9	(562)	-	(562)
Coromandel SQM India	-	-	-	-	-	-	-	-
SQM Vitas Fzco.	(496)	20,431	496	-	-	4,019	-	4,019
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	-	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	40,064	5,527	33,410	-	78,960	2,036	(2,938)	(902)
SQM Vitas Perú S.A.C.	34,548	7,928	33,145	1,080	37,591	1,319	-	1,319
Pavoni & C. Spa	10,645	7,493	9,270	836	15,958	16	698	714
Covalent Lithium Pty Ltd.	1,418	2,131	2,823	910	-	(232)	33	(199)
Total	115,686	47,922	93,300	2,826	132,518	6,596	(2,207)	4,389

	As of December 31, 2019				For the period ended December 31, 2019
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	-	7	(1,262)	-	(1,262)
Coromandel SQM India	4,504	633	1,704	-	8,197	(197)	(77)	(274)
SQM Vitas Fzco.	9,695	1	1,136	-	36	3,595	(876)	2,719
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	-	12,003	592	-	592
SQM Vitas B.V.	2,609	-	2	-	-	(30)	(53)	(83)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	-	87,901	1,128	(451)	677
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	28,590	421	1,322	1,743
Pavoni & C. Spa	9,444	7,074	8,466	735	14,296	71	(510)	(439)
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	-	-	(25)	(25)
Total	139,640	29,498	92,712	7,162	151,030	4,318	(670)	3,648

	As of December 31, 2018				For the period ended December 31, 2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,577	5,913	12,902	-	16	(1,301)	-	(1,301)
Coromandel SQM India	5,905	852	3,050	-	11,605	348	(318)	30
SQM Vitas Fzco.	30,430	17,592	2,678	-	16,583	3,561	(1,806)	1,755
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,754	114	1,533	-	13,004	377	-	377
SQM Vitas B.V.	2,692	-	1	-	-	(28)	(139)	(167)
SQM Vitas Brasil Agroindustria	36,648	7,566	31,808	-	82,625	2,879	(1,585)	1,294
SQM Vitas Perú S.A.C.	22,365	7,785	18,996	5,966	28,619	(550)	(223)	(773)
Pavoni & C. Spa	10,062	6,490	8,098	698	15,461	(79)	140	61
Covalent Lithium Pty Ltd.	239	100	233	-	-	106	-	106
Total	144,672	46,412	79,299	6,664	167,913	5,313	(3,931)	1,382

9.5	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	30	33	-	-	-	-
Coromandel SQM India	-	2,240	-	-	-	-
SQM Vitas Fzco.	4,251	3,071	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	4,640	-	-	-	-
SQM Vitas B.V.	-	2,609	-	-	-	-
SQM Vitas Brasil Agroindustria	4,065	2,101	6,820	9,106	-	-
SQM Vitas Perú S.A.C.	1,043	225	227	258	691	895
Pavoni & C. Spa	767	314	5,573	5,509	-	-
Covalent Lithium Pty Ltd.	653	693	953	472	-	-
Total	10,809	15,926	13,573	15,345	691	895

	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
Joint Venture	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(394)	(743)	-	-	244	153
Coromandel SQM India	-	(291)	-	(4)	-	(27)
SQM Vitas Fzco.	(1)	-	(2)	(7)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	(62)	-	-	-	(241)
SQM Vitas B.V.	-	-	-	(1)	-	-
SQM Vitas Brasil Agroindustria	(355)	(33)	(656)	(1,176)	(34)	181
SQM Vitas Perú S.A.C.	(257)	(287)	(326)	(435)	(197)	(316)
Pavoni & C. Spa	(263)	(149)	(410)	-	(120)	(214)
Covalent Lithium Pty Ltd.	(213)	(126)	(18)	(32)	714	-
Total	(1,483)	(1,691)	(1,412)	(1,655)	607	(464)

9.6	Joint Operations

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 50,000 metric tons of lithium hydroxide per year.

On January 23, 2020, after finalizing the definitive feasibility study, the Company and its project partner Wesfarmers Limited, have decided to postpone the final investment decision to the first quarter of 2021.

In addition, the Company will finance the activities of Mt Holland for a year in an amount of US$ 30 million. As of December 31, 2020, the Company had made contributions in the amount of US$ 30 million, of which, US$ 15 million was paid in favor of the partner in the project and presented as other receivables. If the Company does not approve the investment decision, Wesfarmers Limited does not have an obligation to pay Mt.- Holland an amount equal to the amount contributed by the Company.

See subsequent events in Note 29.2.

Note 10 Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of December 31, 2020, and December 31, 2019, cash and cash equivalents are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
Cash	ThUS$	ThUS$
Cash on hand	54	71
Cash in banks	244,848	105,141
Other demand deposits	2,227	6,986
Total Cash	247,129	112,198

	As of December 31, 2020	As of December 31, 2019
Cash equivalents	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	51,595	149,099
Short-term investments, classified as cash equivalents	210,378	327,233
Total cash equivalents	261,973	476,332
Total cash and cash equivalents	509,102	588,530

10.2	Short-term investments, classified as cash equivalents

As of December 31, 2020, and December 31, 2019, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

	As of December 31, 2020	As of December 31, 2019
Institution	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	107,625	181,155
JP Morgan US dollar Liquidity Fund Institutional	102,753	146,078
Total	210,378	327,233

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

10.3	Information on cash and cash equivalents by currency

As of December 31, 2020, and December 31, 2019, information on cash and cash equivalents by currency is detailed as follows:

	As of December 31, 2020	As of December 31, 2019
Currency	ThUS$	ThUS$
Peso (*)	7,190	8,240
Dollar	454,402	558,572
Euro	17,144	3,131
Mexican Peso	1,378	2,103
South African Rand	14,286	3,929
Japanese Yen	1,646	1,559
Peruvian Sol	3	4
Indian rupee	6	6
Chinese Yuan	11,597	2,484
Indonesian rupee	3	3
Argentine Peso	-	3
Pound Sterling	19	3
Australian Dollar	1,411	8,492
South Korean won	16	-
Dirham United Arab Emirates	-	-
Polish Zloty	1	1
Total	509,102	588,530

(*)	The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to Dollars.

10.4	Amount restricted cash balances

As of December 31, 2020, and December 31, 2019, cash balances are presented with some form of restriction (see note 21.7).

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of December 31, 2020, and, December 31, 2019 pledged assets are as follows

	As of December 31, 2020	As of December 31, 2019
Restricted cash balances	ThUS$	ThUS$
Isapre Norte Grande Ltda.	731	551
Total	731	551

10.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

		Original				Principal	Interest accrued to-date	As of December 31, 2020
Receiver of the deposit	Type of deposit	Currency	Interest Rate	Placement date	Expiration date	ThUS$	ThUS$	ThUS$
Banco Santander - Santiago	Fixed term	Dollar	0.35%	12-30-2020	03-30-2021	7,000	-	7,000
Scotiabank Sud Americano	Fixed term	Dollar	0.35%	11-30-2020	01-08-2021	1,500	1	1,501
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	2,000	1	2,001
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	3,500	1	3,501
Banco crédito e inversiones	Fixed term	Dollar	0.46%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.4%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.4%	12-02-2020	01-20-2021	2,500	1	2,501
Banco Santander - Santiago	Fixed term	Dollar	0.5%	12-09-2020	01-25-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.5%	12-09-2020	01-25-2021	1,000	-	1,000
Banco Santander - Santiago	Fixed term	Dollar	0.5%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.51%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.26%	12-14-2020	01-29-2021	500	-	500
Banco Estado	Fixed term	Dollar	0.14%	12-14-2020	01-29-2021	1,000	1	1,001
Scotiabank Sud Americano	Fixed term	Dollar	0.4%	12-14-2020	01-29-2021	1,500	-	1,500
Banco de Chile	Fixed term	Dollar	0.56%	12-14-2020	01-29-2021	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	01-01-2021	500	-	500
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	2,000	1	2,001
Banco crédito e inversiones	Fixed term	Dollar	0.2%	12-23-2020	02-05-2021	2,000	1	2,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.4%	12-24-2020	02-08-2021	1,000	-	1,000
Banco Santander - Santiago	Fixed term	Dollar	0.26%	12-29-2020	01-08-2021	2,500	1	2,501
Banco Santander - Santiago	Fixed term	Dollar	0.15%	12-30-2020	02-12-2021	700	-	700
Banco Itaú Corpbanca	Fixed term	Peso	0.35%	12-29-2020	01-05-2021	3,798	-	3,798
BBVA Banco Francés	Fixed term	Dollar	1.8%	12-31-2020	03-06-2021	86	-	86
Total						51,584	11	51,595

		Original				Principal	Interest accrued to-date	As of December 31, 2019
Receiver of the deposit	Type of deposit	Currency	Interest Rate	Placement date	Expiration date	ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	Dollar	3.45%	11-18-2019	02-13-2020	18,000	74	18,074
Banco crédito e inversiones	Fixed term	Dollar	2.85%	12-26-2019	02-20-2020	20,000	8	20,008
Banco de Chile	Fixed term	Dollar	3.45%	11-15-2019	01-23-2020	14,000	62	14,062
Banco de Chile	Fixed term	Dollar	3.50%	11-15-2019	01-09-2020	18,000	80	18,080
Banco de Chile	Fixed term	Dollar	3.45%	11-15-2019	01-16-2020	18,000	79	18,079
Banco Itaú Corpbanca	Fixed term	Dollar	2.90%	12-26-2019	02-20-2020	33,000	13	33,013
Scotiabank Sud Americano	Fixed term	Peso	2.16%	12-30-2019	01-08-2020	6,812	-	6,812
Banco crédito e inversiones	Fixed term	Dollar	3.51%	11-21-2019	01-28-2020	1,000	4	1,004
Banco crédito e inversiones	Fixed term	Dollar	3.75%	12-02-2019	02-27-2020	2,000	6	2,006
Banco crédito e inversiones	Fixed term	Dollar	3.60%	11-25-2019	01-28-2020	1,000	4	1,004
Banco Estado	Fixed term	Dollar	2.15%	12-16-2019	01-06-2020	500	-	500
Banco Santander - Santiago	Fixed term	Dollar	2.55%	12-09-2019	02-04-2020	1,700	3	1,703
Banco Itaú Corpbanca	Fixed term	Dollar	2.55%	12-16-2019	01-06-2020	2,500	3	2,503
Banco Itaú Corpbanca	Fixed term	Dollar	3.64%	11-29-2019	02-13-2020	1,500	5	1,505
Banco Itaú Corpbanca	Fixed term	Dollar	2.80%	11-12-2019	01-28-2020	2,000	8	2,008
Banco Santander - Santiago	Fixed term	Dollar	2.33%	10-16-2019	01-12-2020	1,000	5	1,005
Scotiabank Sud Americano	Fixed term	Dollar	2.45%	12-17-2019	01-13-2020	3,600	3	3,603
Scotiabank Sud Americano	Fixed term	Dollar	3.20%	11-13-2019	01-30-2020	500	2	502
Scotiabank Sud Americano	Fixed term	Dollar	3.40%	12-02-2019	02-27-2020	2,000	5	2,005
Scotiabank Sud Americano	Fixed term	Dollar	3.45%	11-18-2019	01-30-2020	1,500	6	1,506
BBVA Banco Francés	Fixed term	Dollar	39%	12-26-2019	01-27-2020	52	1	53
Banco Itaú S.A.	On demand	Dollar	8%	10-17-2019	01-17-2020	64	-	64
Total						148,728	371	149,099

10.6	Net Debt reconciliation

This section sets out an analysis of net debt and relating movements for each of the periods presented. The definition of the net debt is described in Note 20.1.

	As of December 31, 2020	As of December 31, 2019
Net debt	ThUS$	ThUS$
Cash and cash equivalents	509,102	588,530
Other current financial assets	348,069	505,490
Other non-current financial hedge assets	37,276	3,918
Other current financial liabilities	(68,955)	(291,128)
Lease liabilities, current	(5,528)	(7,694)
Other non-current financial liabilities	(1,899,513)	(1,488,723)
Lease liabilities, non-current	(25,546)	(30,203)
Total	(1,105,095)	(719,810)

	As of	From cash flow			Non-cash movements			As of
	December 31, 2019	Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Others	December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,753,028)	(136,692)	73,933	7,819	-	(33,280)	(81,616)	(1,922,864)
Current and non-current lease liabilities	(37,897)	8,015	1,133	-	-	-	(2,325)	(31,074)
Financial instruments derived from hedging	(23,655)	814	7,634	-	(20,909)	-	(4,094)	(40,210)
Financial instruments derived from non-hedging	(3,169)	-	-	-	(2,226)	-	-	(5,395)
Current and non-current financial liabilities	(1,817,749)	(127,863)	82,700	7,819	(23,135)	(33,280)	(88,035)	(1,999,543)
Cash and cash equivalents	588,530	-	-	(78,988)	-	(440)	-	509,102
Deposits that do not qualify as cash and cash equivalents	485,689	-	-	(123,196)	-	(14,032)	(3,002)	345,459
Derivatives from hedge assets	21,188	-	(1,216)	(39,290)	56,207	-	388	37,277
Derivatives from other financial non-hedge assets	2,532	-	-	6,902	(6,824)	-	-	2,610
Total	(719,810)	(127,863)	81,484	(226,753)	26,248	(47,752)	(90,649)	(1,105,095)

The definition of debt is described in Note 13.

	As of	Adjustment to initial balances	From cash-flow			Non-cash movements			As of
	December 31, 2018	by adoption of IFRS 16	Amounts from loans	Amounts from interest	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Other	December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,333,793)	-	(442,465)	65,754	6,816	-	20,839	(70,179)	(1,753,028)
Current and non-current lease liabilities	-	(45,115)	7,221	1,537	-	-	-	(1,540)	(37,897)
Financial instruments derived from hedging	(17,318)	-	(439)	5,209	-	(12,014)	-	907	(23,655)
Financial instruments derived from non-hedging	(2,856)	-	-	-	-	(313)	-	-	(3,169)
Subtotal	(1,353,967)	(45,115)	(435,683)	72,500	6,816	(12,327)	20,839	(70,812)	(1,817,749)
Cash and cash equivalents	556,066	-	-	-	47,396	-	(14,932)	-	588,530
Deposits that do not qualify as cash and cash equivalents	291,790	-	-	(25,809)	224,499	-	(31,080)	26,289	485,689
Derivatives from hedge assets	31,663	-	-	-	(34,434)	23,034	-	925	21,188
Derivatives from other financial non-hedge assets	2,693	-	-	-	(1,403)	1,242	-	-	2,532
Total	(471,755)	(45,115)	(435,683)	46,691	242,874	11,949	(25,173)	(43,598)	(719,810)

The definition of debt is described in Note 13.

Note 11 Inventories

The composition of inventory at each period-end is as follows:

	As of December 31, 2020	As of December 31, 2019
Type of inventory	ThUS$	ThUS$
Raw material	10,694	7,287
Production supplies	31,007	26,064
Products-in-progress	487,830	457,563
Finished product	563,497	492,424
Total	1,093,028	983,338

As of December 31, 2020, and December 31, 2019, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 422,535 and ThUS$ 393,600, respectively (including products in progress).

As of December 31, 2020, bulk inventories recognized within work in progress and finished goods were ThUS$ 108,909 and ThUS$ 176,561, respectively. As of December 31, 2019, bulk inventories recognized within work in progress and finished goods were ThUS$ 104,295 and ThUS$ 204,686, respectively. Bulk products in progress do not include ponds or stockpiles, but they do include intermediary salts on pads.

As of December 31, 2020, and 2019, inventory allowances recognized, amounted to ThUS$ 80,930 and ThUS$ 88,174, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.), (see Note 3.13).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

	As of December 31, 2020	As of December 31, 2019
Type of inventory	ThUS$	ThUS$
Raw material and supplies for production	1,934	2,488
Products-in-progress	66,122	71,468
Finished product	12,874	14,218
Total	80,930	88,174

The Company has not pledged inventory as collateral for the periods indicated above.

As of December 31, 2020, and December 31, 2019, movements in provisions are detailed as follows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Conciliation	ThUS$	ThUS$	ThUS$
Beginning balance	88,174	105,282	96,284
Increase in Lower Value (1)	(5,404)	(6,987)	7,845
Additional Provision Differences of Inventory (2)	(704)	(123)	3,176
Increase / Decrease eventual differences and others (3)	1,244	(6,262)	2,436
Provision Used	(2,380)	(3,736)	(4,459)
Total changes	(7,244)	(17,108)	8,998
Final balance	80,930	88,174	105,282

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.
(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Note 12 Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

12.3	Detailed identification of related parties and subsidiaries

As of December 31, 2020 and December 31, 2019, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
foreign	Nitrate Corporation of Chile Ltd.	United Kingdom	Dollar	Subsidiary
foreign	SQM North America Corp.	United States	Dollar	Subsidiary
foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	North American Trading Company	United States	Dollar	Subsidiary
foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
foreign	SQM France S.A.	France	Dollar	Subsidiary
foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
foreign	Ajay North America	United States	Dollar	Associate
foreign	Ajay Europe SARL	France	Euro	Associate
foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	Dollar	Joint venture
foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	Dollar	Joint venture
foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Real brazilian	Other related parties
foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

* The following entities were considered related parties as of December 31, 2019 (see Note 8.4 letter a and Note 9.2): SQI Corporation N.V., SQM Italia SRL, Doktor Tarsa Tarim, SQM Eastmed Turkey, Terra Tarsa Ukraine LLC, Terra Tarsa B.V., Plantacote N.V., Terra Tarsa Don LLC, Doktolab Tarim Arastirma San., Doctochem Tarim Sanayi Ticaret Ltd. STI, Coromandel SQM India Sichuan SQM Migao Chemical Fertilizers Co Ltd. and Arpa Speciali S.R.L.

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2020 and 2019, the detail of significant transactions with related parties is as follows

					As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Tax ID No	Name	Nature	Country of origin	Transaction	ThUS$	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	1,053	14,767	16,726
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	23,162	21,348	19,470
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,197	1,055	811
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	20,259	16,932	16,810
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	1,967	2,796	2,807
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Sale of products	-	3,749	5,811
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Arab Emirates	Dividends	-	-	6,632
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Sale of products	-	-	4,960
Foreign	Charlee SQM Thailand Co Ltd. (1)	Associate	Thailand	Dividends	-	-	362
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	41,341	46,876	44,827
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	17,723	24,138	17,204
Foreign	SQM Vitas Fzco	Joint venture	Arab Emirates	Dividends	-	10,598	-
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	1,510	3,955	7,696
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	1,929	-
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	737	1,280	1,674
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	-	4,096	4,554
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	1,125	3,152	201
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	-	2,359	207
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	2,223	-
Foreign	Terra Tarsa Don LLC	Other related parties	Russian Federation	Sale of products	-	40	187
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	-	47	30

12.5	Trade receivables due from related parties, current:

					As of December 31, 2020	As of December 31, 2019
Tax ID No	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Dollar	-	110
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	4,625	3,712
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	2,956	2,290
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	595	803
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	6	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	24,335	27,275
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	24,205	23,475
Foreign	Coromandel SQM India	Joint venture	India	Indian Rupee	-	1,792
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	236	234
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian hryvnia	-	7
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Russian Ruble	-	13
Foreign	Plantacote NV	Other related parties	Belgium	Euro	-	657
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	-	47
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	1,095	1,028
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Euro	-	134
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australia	84	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Joint venture	China	Dollar	4,464	-
	Allowance				-	(356)
Total					62,601	61,227

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of December 31, 2020 ThUS$ 6,502 and December 31, 2019 ThUS$ 10,965).

12.6	Trade payables due to related parties, current:

					As of December 31, 2020	As of December 31, 2019
Tax ID No	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	50	-
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	232	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dollar	-	243
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	324	232
Total					606	475

12.7	Other disclosures:

As of December 31, 2020, the Company has made contributions to Mt Holland in favor of Wesfarmers in the amount of US$ 15 million. This value is presented in the financial statements in the line “Trade and other accounts receivable.” For more details, see Note 9.6.

Note 7 describes the remuneration of the Board of Directors, administration and key management personnel

Note 13 Financial instruments

13.1	Types of other current and non-current financial assets

	As of December 31, 2020	As of December 31, 2019
Description of other financial assets	ThUS$	ThUS$
Financial assets at amortized cost (1)	345,459	485,689
Derivative financial instruments
- For hedging	-	17,270
- Non-hedging (2)	2,610	2,531
Total other current financial assets	348,069	505,490
Financial assets at fair value through other comprehensive income	14,569	4,785
Derivative financial instruments
- For hedging	37,276	3,918
Other financial assets at amortized cost	80	75
Total other non-current financial assets	51,925	8,778

	As of December 31, 2020	As of December 31, 2019
Institution	ThUS$	ThUS$
Banco de Crédito e Inversiones	185,589	185,400
Banco Santander (3)	45,168	74,365
Banco Itau Corpbanca	49,006	120,628
Banco Security	-	17,964
Banco de Chile	-	18,026
Banco Estado	-	15,126
Scotiabank Sud Americano	31,668	54,180
JP Morgan Asset Management	34,028	-
Total	345,459	485,689

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of December 31, 2020, there were no margin calls and as of December 31, 2019, this value was ThUS$ 1,870.

13.2 Trade and other receivables

	As of December 31, 2020			As of December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Trade and other receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	313,265	-	313,265	367,583	-	367,583
Prepayments, current	19,900	-	19,900	20,309	-	20,309
Other receivables, current	32,041	11,165	43,206	11,250	1,710	12,960
Total trade and other receivables	365,206	11,165	376,371	399,142	1,710	400,852

See discussion about credit risk in Note 5.2.

	As of December 31, 2020			As of December 31, 2019
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
Trade and other receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	327,586	(14,321)	313,265	383,775	(16,192)	367,583
Trade receivables, current	327,586	(14,321)	313,265	383,775	(16,192)	367,583
Prepayments, current	20,684	(784)	19,900	21,092	(783)	20,309
Other receivables, current	36,664	(4,623)	32,041	15,659	(4,409)	11,250
Current trade and other receivables	57,348	(5,407)	51,941	36,751	(5,192)	31,559
Other receivables, non-current	11,165	-	11,165	1,710	-	1,710
Non-current receivables	11,165	-	11,165	1,710	-	1,710
Total trade and other receivables	396,099	(19,728)	376,371	422,236	(21,384)	400,852

(a)	Portfolio analysis

As of December 31, 2020, and December 31, 2019 the detail of the renegotiated portfolio is as follows:

As of December 31, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,281	301,939	23	179
1 - 30 days	119	12,140	8	60
31 - 60 days	12	1,226	-	-
61 - 90 days	5	159	-	-
91 - 120 days	5	1,448	1	41
121 - 150 days	2	2,384	2	2
151 - 180 days	3	1,398	4	12
181 - 210 days	1	-	2	5
211 - 250 days	3	2	6	114
>250 days	156	5,030	64	1,447
Total	1,587	325,726	110	1,860

As of December 31, 2019
Portfolio analysis
Past due segments	Number of customers non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,486	351,931	69	892
1 - 30 days	166	20,195	72	526
31 - 60 days	26	1,279	4	10
61 - 90 days	12	519	3	54
91 - 120 days	5	1,026	2	66
121 - 150 days	5	361	7	49
151 - 180 days	7	190	2	33
181 - 210 days	4	51	-	-
211 - 250 days	6	48	8	11
>250 days	144	5,449	137	1,085
Total	1,861	381,049	304	2,726

(b)	Estimate for doubtful accounts

As of December 31, 2020
	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	1%	10%	39%	52%	79%	-	-
Total Gross Book Value	302,118	12,200	1,226	159	11,883	327,586	70,145
Deterioration Estimate	3,187	1,207	477	83	9,367	14,321	7,545

As of December 31, 2019
	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	ThUS$	ThUS$
Expected Loss Rate on	1%	18%	34%	44%	78%	-	-
Total Gross Book Value	352,823	20,721	1,288	573	8,370	383,775	72,550
Deterioration Estimate	5,285	3,664	440	251	6,552	16,192	11,323

As of December 31, 2020, and December 31, 2019, movements in provisions are as follows:

	As of December 31, 2020	As of December 31, 2019
Provisions	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	32,707	32,634
(Decrease) increase impairment of accounts receivable	(4,684)	1,057
Use of Provision Applied to Accounts Receivable	(750)	(984)
Impairment of Accounts Receivable Provision at the end of the Period	27,273	32,707
(1) Trade and Other Receivables Provision	14,321	16,192
(2) Current other Receivables Provision	5,407	5,192
(3) Provision Trade payables due to related parties, current	7,545	11,323
Recovery of Insurance	347	320

Impairment of Accounts Receivable Provision	27,273	32,707
Renegotiated Provision	1,728	1,905
Non-renegotiated Provision	25,545	30,802

13.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of December 31, 2020, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 565,295 (As of December 31, 2019 amounted to ThUS$ 435,167).

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of December 31, 2020
Hedging Assets	37,276	24,428	12,848
Hedging Liabilities	(19,195)	(12,956)	(6,239)
Underlying Debt Hedge	18,081	11,472	6,609
Underlying Investment Coverage as of December 31, 2020
Hedging Assets	-	-	-
Hedging Liabilities	(21,004)	(20,626)	(378)
Underlying Investments Hedge	(21,004)	(20,626)	(378)

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of December 31, 2019
Hedging Assets	3,918	(4,194)	8,112
Hedging Liabilities	(22,771)	(25,363)	2,592
Underlying Debt Hedge	(18,853)	(29,557)	10,704
Underlying Investment Coverage as of December 31, 2019
Hedging Assets	17,270	17,857	(587)
Hedging Liabilities	(889)	(711)	(178)
Underlying Investments Hedge	16,381	17,146	(765)

Hedging Effect in Profit and Equity for the period as of December 31, 2020	Variation Total	Result	Hedge Reserve Variation
Analysis Effect by Type of Coverage
Underlying Debt Hedge	36,935	41,029	(4,094)
Underlying Investments Hedge	(37,385)	(37,772)	387
Total hedging effect on profit or loss and equity in the period	(450)	3,257	(3,707)
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	16,088	10,765	5,323
Hedging in Current and Non-Current Liabilities	(16,538)	(7,508)	(9,030)
Total Hedge Effect in Profit or Loss and Equity for the period	(450)	3,257	(3,707)

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to December 31, 2020 and from January 1 to December 31, 2019.

Derivative contract maturities are detailed as follows:

	Contract amount
Series	ThUS$	Currency	Maturity date
H	134,049	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate and inflation financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness tests have verified that hedges are effective as of the reporting date.

13.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2020, and December 31, 2019, the detail is as follows:

	As of December 31, 2020			As of December 31, 2019
	Currents	Non-Current	Total	Currents	Non-Current	Total
Other current and non-current financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	82	69,376	69,458	199	69,138	69,337
Unsecured obligations with the public	36,781	1,816,626	1,853,407	280,578	1,403,108	1,683,686
Derivative financial instruments
For hedging	26,699	13,511	40,210	7,183	16,477	23,660
Non-Hedging	5,393	-	5,393	3,168	-	3,168
Total	68,955	1,899,513	1,968,468	291,128	1,488,723	1,779,851

Current and non-current bank borrowings

As of December 31, 2020, and 2019, the detail is as follows:

	As of December 31, 2020	As of December 31, 2019
Current and non-current bank borrowings	ThUS$	ThUS$
Current loans	82	199
Non-current loans	69,376	69,138
Current and non-current loans	69,458	69,337

a)	Bank borrowings, current:

As of December 31, 2020, and December 31, 2019, the detail of this caption is as follows:

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Tax ID No	Financial institution	Country	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/30/2023	1.00%	1.36%

		Nominal amounts as of December 31, 2020			Current amounts as of December 31, 2020
Debtor	Creditor	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	82	82	-	82
Total		-	-	-	-	82	82	-	82

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Tax ID No	Financial institution	Country	adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	2.11%	3.01%
Foreign	Nitratos Naturais do Chile Lim.	Brazil	Foreign	Banco ITAU Brasil	Brazil	BRL	Upon maturity	12/31/2019	13.57%	4.25%

		Nominal amounts as of December 31, 2019			Current amounts as of December 31, 2019
Debtor	Creditor	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	187	187	-	187
Nitratos Naturais do Chile	Banco ITAU Brasil	-	-	-	12	-	12	-	12
Total		-	-	-	12	187	199	-	199

b)	Unsecured obligations, current:

As of December 31, 2020, and December 31, 2019, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2021	US$	Semiannual	Upon maturity	1.95%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2021	US$	Semiannual	Upon maturity	1.08%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2021	US$	Semiannual	Upon maturity	3.59%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2021	US$	Semiannual	Upon maturity	4.17%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2021	UF	Semiannual	Semiannual	0.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2021	UF	Semiannual	Upon maturity	2.24%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2021	UF	Semiannual	Upon maturity	2.37%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2021	UF	Semiannual	Upon maturity	2.92%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2020			Carrying amounts of maturities as of December 31, 2020
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	7,508	-	7,508	7,508	-	7,508	(679)	6,829
SQM S.A.	Chile	MUS$400	-	2,869	2,869	-	2,869	2,869	(237)	2,632
SQM S.A.	Chile	H	18,212	-	18,212	18,212	-	18,212	(172)	18,040
SQM S.A.	Chile	O	962	-	962	962	-	962	(82)	880
SQM S.A.	Chile	P	1,824	-	1,824	1,824	-	1,824	(12)	1,812
SQM S.A.	Chile	Q	-	350	350	-	350	350	(21)	329
Total			33,154	5,877	39,031	33,154	5,877	39,031	(2,250)	36,781

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	04/21/2020	US$	Semiannual	Upon maturity	0.43%	5.50%
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2020	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2020	US$	Semiannual	Upon maturity	1.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2020	US$	Semiannual	Upon maturity	4.07%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2020	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2020	UF	Semiannual	Upon maturity	3.11%	3.45%

			Nominal amounts as of December 31, 2019			Carrying amounts of maturities as of December 31, 2019
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	252,674	252,674	-	252,674	252,674	(386)	252,288
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	H	17,166	-	17,166	17,166	-	17,166	(139)	17,027
SQM S.A.	Chile	O	890	-	890	890	-	890	(67)	823
SQM S.A.	Chile	P	1,686	-	1,686	1,686	-	1,686	(12)	1,674
SQM S.A.	Chile	Q	-	323	323	-	323	323	(6)	317
Total			24,390	258,524	282,914	24,390	258,524	282,914	(2,336)	280,578

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of December 31, 2020 and 2019:

Debtor			Creditor			Currency or	Type of
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	1.98%	1.36%

		Nominal non-current maturities as of December 31, 2020				Carrying amounts of maturities as of December 31, 2020
Debtor	Creditor	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376
Total		-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	USD	Maturity	2.84%	3.01%

		Nominal non-current maturities as of December 31, 2019				Carrying amounts of maturities as of December 31, 2019
Debtor	Creditor	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Costs of obtaining loans	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138
Total		-	-	70,000	70,000	-	-	70,000	70,000	(862)	69,138

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2020, and 2019:

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2020						Carrying amounts of maturities as of December 31, 2020
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	250,000	-	250,000	-	-	-	250,000	-	250,000	(1,336)	248,664
MUS$300	-	300,000	-	-	-	300,000	-	300,000	-	-	-	300,000	(781)	299,219
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,020)	444,980
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,582)	393,418
H	-	-	-	-	126,386	126,386	-	-	-	-	126,386	126,386	(1,378)	125,008
O	-	-	-	-	61,334	61,334	-	-	-	-	61,334	61,334	(904)	60,430
P	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(77)	122,591
Q	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(352)	122,316
Total	-	300,000	-	250,000	1,283,056	1,833,056	-	300,000	-	250,000	1,283,056	1,833,056	(16,430)	1,816,626

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.78%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.70%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.45%	3.45%

	Nominal non-current maturities as of December 31, 2019						Carrying amounts of maturities as of December 31, 2019
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,514)	248,486
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,393)	298,607
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,923)	444,077
H	13,749	13,749	13,749	13,749	75,621	130,617	13,749	13,749	13,749	13,749	75,621	130,617	(1,253)	129,364
O	-	-	-	-	56,715	56,715	-	-	-	-	56,715	56,715	(811)	55,904
P	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(89)	113,341
Q	-	-	-	-	113,430	113,430	-	-	-	-	113,430	113,430	(101)	113,329
Total	13,749	13,749	313,749	13,749	1,059,196	1,414,192	13,749	13,749	313,749	13,749	1,059,196	1,414,192	(11,084)	1,403,108

e)	Additional information

Bonds

As of December 31, 2020 and December 31, 2019, the details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18, (ThUS$ 7,494) with an associated cross currency swap hedge income of ThUS$ 439.

On January 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,787) with an associated cross currency swap hedge loss of ThUS$ 268.

On July 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,509) with an associated cross currency swap hedge loss of ThUS$ 546.

See more details in Note 20.1

For the periods ended December 31, 2020, and December 31, 2019, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payments of interest, Series H bonds	6,601	7,868	8,325
CCS Coverage	2,575	1,952	495

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.

As of December 31, 2020 and December 31, 2019, the detail of payments charged to the line of single series bonds, second issue is as follows

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Interest payment	6,875	13,750	13,750

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

See more details in Note 20.1

For the periods ended December 31, 2020, and December 31, 2019, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest, Series O bonds	2,070	2,308	2,457
CCS Coverage	599	354	205

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

For the periods ended 31, 2020, and December 31, 2019, the following payments have been made with a debit to the line of single-series bonds, third issue:

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest	10,875	10,875	10,875

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the SEC. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on December 31, 2020 and December 31, 2019, the following payments have been made.

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest	10,938	10,938	10,938

(vi)	Series “P” bonds

The Company on March 31, 2018 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on December 31, 2020 and December 31, 2019, the following payments and their associated CCS have been made:

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest series P	3,534	3,960	1,085
CCS Coverage	3,439	2,995	1,421

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

See more details in Note 20.1

For the years ended December 31, 2020 and December 31, 2019, the following payments have been made:

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest series Q	3,769	3,791	319
CCS Coverage	1,021	-	-

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

For the periods ended on December 31, 2020 and December 31, 2019, the following payments have been made:

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest	19,125	9,563	-

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

	December 31, 2020	December 31, 2019	December 31, 2018
Payments made	ThUS$	ThUS$	ThUS$
Payment of interest	8,500	-	-

13.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2020			As of December 31, 2019
Details trade and other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	203,346	-	203,346	205,414	-	205,414
Other accounts payable	587	-	587	376	-	376
Prepayments from customers	-	4,027	4,027	-	-	-
Total	203,933	4,027	207,960	205,790	-	205,790

As of December 31, 2020, and December 31, 2019, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2020
							Total
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	111,323	1,947	123	31	5	4,027	117,456
Services	46,187	1,380	16	757	86	-	48,426
Others	29,325	7	-	-	-	-	29,332
Total	186,835	3,334	139	788	91	4,027	195,214

	Amounts according to payment periods as of December 31, 2019
							Total
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	126,577	4,655	128	116	2,019	-	133,495
Services	51,785	168	-	-	87	-	52,040
Others	8,741	146	-	-		-	8,887
Total	187,103	4,969	128	116	2,106	-	194,422

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2020
							Total
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	1,305	59	47	39	517	-	1,967
Services	2,298	764	-	453	505	-	4,020
Others	3,258	150	371	118	2,275	-	6,172
Total	6,861	973	418	610	3,297	-	12,159

	Amounts according to payment periods as of December 31 2019
							Total
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	ThUS$
Goods	2,086	264	35	65	1,060	-	3,510
Services	3,073	329	116	387	580	-	4,485
Others	1,918	45	311	215	508	-	2,997
Total	7,077	638	462	667	2,148	-	10,992

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2020, the Company has purchase orders amounting to ThUS$ 55,516 and ThUS$ 89,391 as of December 31, 2019.

13.6	Financial asset and liability categories

a)	Financial Assets

	As of December 31, 2020			As of December 31, 2019
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	509,102	-	509,102	588,530	-	588,530
Trade receivables due from related parties at amortized cost	62,601	-	62,601	61,227	-	61,227
Financial assets measured at amortized cost	345,459	80	345,539	485,689	75	485,764
Loans and receivables measured at amortized cost	365,206	11,165	376,371	399,142	1,710	400,852
Total financial assets measured at amortized cost	1,282,368	11,245	1,293,613	1,534,588	1,785	1,536,373
Financial instruments for hedging purposes through equity	-	37,276	37,276	17,270	3,918	21,188
Financial instruments held for trading at through profit or loss	2,610	-	2,610	2,531	-	2,531
Financial assets classified as available for sale at fair value through equity	-	14,569	14,569	-	4,785	4,785
Total financial assets at fair value	2,610	51,845	54,455	19,801	8,703	28,504
Total financial assets	1,284,978	63,090	1,348,068	1,554,389	10,488	1,564,877

b)	Financial Liabilities

	As of December 31, 2020			As of December 31, 2019
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	26,699	13,511	40,210	7,183	16,477	23,660
Held for trading at fair value through profit or loss	5,393	-	5,393	3,168	-	3,168
Financial liabilities at fair value through profit or loss	32,092	13,511	45,603	10,351	16,477	26,828
Bank loans	82	69,376	69,458	199	69,138	69,337
Unsecured obligations to the public	36,781	1,816,626	1,853,407	280,578	1,403,108	1,683,686
Lease Liabilities	5,528	25,546	31,074	7,694	30,203	37,897
Trade and other payables	203,933	4,027	207,960	205,790	-	205,790
Trade payables due to related parties	606	-	606	475	-	475
Total financial liabilities at amortized cost	246,930	1,915,575	2,162,505	494,736	1,502,449	1,997,185
Total financial liabilities	279,022	1,929,086	2,208,108	505,087	1,518,926	2,024,013

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

	As of December 31, 2020			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	509,102	509,102	-	-	509,102	-
Other current financial assets
- Time deposits	345,459	345,459	-	-	345,459	-
- Derivative financial instruments
- Forwards	-	-	2,263	-	2,263	-
- Options	-	-	347	-	347	-
Non-current accounts receivable	11,165	11,165	-	-	-	-
Other non-current financial assets:
- Other	99	99	-	-	99	-
- Actions	-	-	14,549	14,549	-	-
- Hedging assets – Swaps	-	-	37,276	-	37,276	-
Other current financial liabilities
- Bank loans	82	82	-	-	82	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,614	-	4,614	-
- Options	-	-	780	-	780	-
-Hedging liabilities - Swaps	-	-	5,695	-	5,695	-
-Inversions -Swaps	-	-	21,004	-	21,004	-
- Unsecured obligations	36,781	36,781	-	-	36,781	-
- Current lease liabilities	5,528	5,528	-	-	5,528	-
Other non-current financial liabilities
- Bank loans	69,376	71,029	-	-	71,029	-
- Unsecured obligations	1,816,626	2,355,943	-	-	2,355,943	-
- Non-current hedging liabilities	-	-	13,511	-	13,511	-
- Non-current lease liabilities	25,546	26,027	-	-	26,027	-

	As of December 31, 2019			Measurement methodology
	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	588,530	588,530	-	-	588,530	-
Other current financial assets:
- Time deposits	485,689	485,689	-	-	485,689	-
-Derivative financial instruments	-	-	-	-	-	-
- Forwards	-		2,420	-	2,420	-
- Options	-	-	111	-	111	-
-Investment hedge swaps	-	-	17,270	-	17,270	-
Non-current accounts receivable	1,710	1,710	-	-	-	-
Other non-current financial assets
- Other	94	94	-	-	94	-
- Actions	-	-	4,785	4,785	-	-
- Hedging assets – Swaps	-	-	3,918	-	3,918	-
Other current financial liabilities
- Bank loans	199	199	-	-	199	-
-Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,837	-	2,837	-
- Options	-	-	289	-	289	-
- Hedging liabilities – Swaps	-	-	7,183	-	7,183	-
- Unsecured obligations	280,578	280,578	-	-	280,578	-
-Current lease liabilities	7,694	7,694	-	-	7,694	-
Other non-current financial liabilities:
- Bank loans	69,138	71,033	-	-	71,033	-
- Unsecured obligations	1,403,108	1,658,506	-	-	1,658,506	-
- Non-current hedging liabilities	-	-	16,477	-	16,477	-
- Non-current lease liabilities	30,203	33,187	-	-	33,187	-

13.8	Estimated fair value of financial instruments

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

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Estimate of fair value for recognition purposes

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedges reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for disclosure purposes

●	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

●	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

●	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

●	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), loans denominated in foreign currency (Dollar) and lease liabilities of the Company) is considered in Level 2, because it is calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Nota 14 Right-of-use assets and Lease liabilities

14.1 Right-of-use assets

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
Reconciliation of changes in right-of-use assets as of December 31, 2020, net value	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Additions	-	1,782	-	-	-	-	-	-	-	-	-	121	1,903
Depreciation expenses	-	(3,535)	-	(877)	-	-	-	-	-	-	-	(4,019)	(8,431)
Other increases / decreases	-	(612)	-	-	-	-	-	-	-	-	-	-	(612)
Total changes	-	(2,365)	-	(877)	-	-	-	-	-	-	-	(3,898)	(7,140)
Closing balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
Reconciliation of changes in right-of-use assets as of December 31, 2019, net value	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Balance recognized in IFRS 16	-	29,289	-	3,893	-	-	-	-	-	-	-	11,933	45,115
Depreciation expenses	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Total changes	-	(3,547)	-	(537)	-	-	-	-	-	-	-	(3,867)	(7,951)
Closing balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164

The Company’s lease activities included the following aspects:

(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

14.2	Lease liabilities

	As of December 31, 2020		As of December 31, 2019
	Current	Non-Current	Current	Non-Current
Lease liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	5,528	25,546	7,694	30,203
Total	5,528	25,546	7,694	30,203

i) Current and non-current lease liabilities

Tax ID No.	Debtor Company	Country	TAX ID No.	Creditor Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2021	0%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	Peso	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	Peso	Monthly	04-24-2021	4.07%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	05-24-2021	6.18%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%

(a) As of December 31, 2020 and December 31, 2019, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2020			Amounts at amortized cost as of December 31, 2020
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	536	-	536	536	-	536
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	181	566	747
SQM Salar S.A.	Ameco Chile S.A.	135	-	135	134	-	134
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	353	1,076	1,429
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	164	498	662
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	54	107	161
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	133	177	57	115	172
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	123	376	499
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	18	73	54	18	72
SQM North America Corp.	Paces West LL.	53	163	216	41	128	169
SQM North America Corp.	Hawkins Nunmber One, LLC	31	96	127	28	85	113
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	81	246	327
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	16	49	65
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	18	24
SQM Europe N.V.	Straatsburgdok N.V.	91	302	393	83	279	362
SQM Australia PTY	The trust Company (Australia) Pty Ltd	14	42	56	14	42	56
Total		2,131	4,271	6,402	1,925	3,603	5,528

Debtor	Creditor	Nominal amounts as of December 31,2019			Amounts at amortized cost as of December 31, 2019
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	1,662	2,216	506	1,578	2,084
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	74	124	198	71	121	192
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	166	519	685
SQM Salar S.A.	Ameco Chile S.A.	135	404	539	129	394	523
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	343	1,044	1,387
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	159	485	644
Soquimich Comercial S.A.	SAAM Logistics S.A.	106	142	248	103	140	243
Soquimich Comercial S.A.	Muelles de Penco S.A.	45	60	105	44	59	103
Soquimich Comercial S.A.	Muelles de Penco S.A.	48	64	112	47	64	111
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	119	363	482
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	164	219	51	157	208
SQM North America Corp.	Paces West LL.	49	156	205	34	116	150
SQM North America Corp.	Hawkins Nunmber One, LLC	31	93	124	26	81	107
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	78	238	316
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	15	46	61
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	5	16	21
SQM Europe N.V.	Straatsburgdok N.V.	91	273	364	82	247	329
SQM Australia PTY	The trust Company (Australia) Pty Ltd	16	32	48	16	32	48
Total		2,335	6,567	8,902	1,994	5,700	7,694

As of December 31, 2020 and December 31, 2019, the Non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2020				Amounts at amortized cost as of December 31, 2020
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	337	-	-	337	330	-	-	330
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	5,905	15,229	2,993	4,847	5,622	13,462
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	420	-	1,861	1,379	417	-	1,796
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	262	-	-	262	163	96	-	259
Soquimich Comercial S.A.	Muelles de Penco S.A.	281	-	-	281	175	103	-	278
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	889	4,027	1,047	1,707	867	3,621
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	452	730	258	1,440	377	668	253	1,298
SQM North America Corp.	Hawkins Nunmber One, LLC	263	90	-	353	249	89	-	338
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,151	-	1,940	689	1,094	-	1,783
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	144	-	-	144	133	-	-	133
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	52	-	-	52	48	-	-	48
SQM Europe N.V.	Straatsburgdok N.V.	816	1,339	113	2,268	768	1,308	113	2,189
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	-	-	11	11	-	-	11
Total		9,833	11,207	7,165	28,205	8,362	10,329	6,855	25,546

Debtor	Creditor	Nominal amounts as of December 31,2019				Amounts at amortized cost as of December 31, 2019
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	554	-	-	554	547	-	-	547
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	1,147	-	-	1,147	1,077	-	-	1,077
SQM Salar S.A.	Ameco Chile S.A.	135	-	-	135	134	-	-	134
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	7,373	16,697	2,903	4,701	7,287	14,891
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	1,141	-	2,582	1,342	1,115	-	2,457
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	1,464	4,602	1,013	1,651	1,455	4,119
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	73	-	-	73	72	-	-	72
SQM North America Corp.	Paces West LL.	439	709	508	1,656	351	627	492	1,470
SQM North America Corp.	Hawkins Nunmber One, LLC	257	224	-	481	234	217	-	451
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,184	362	2,335	665	1,088	356	2,109
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	157	65	-	222	135	63	-	198
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	57	24	-	81	49	23	-	72
SQM Europe N.V.	Straatsburgdok N.V.	801	1,295	564	2,660	744	1,248	559	2,551
SQM Australia PTY	The trust Company (Australia) Pty Ltd	55	-	-	55	55	-	-	55
Total		10,890	12,119	10,271	33,280	9,321	10,733	10,149	30,203

Other lease disclosures

Total lease expenses related to lease payments were ThUS$ 61,705 and ThUS$ 56,051 for the periods ended December 31, 2020 and 2019. See Note 23.8.

Expenses related to variable payments not included in lease liabilities were MUS$ 1,133 and MUS$ 1,096 for the periods ending December 31, 2020 and 2019.

Income from subleases on right-of-use assets were ThUS$ 176 and ThUS$ 261 as of December 31, 2020 and 2019, respectively.

Contractual payments for lease liabilities are disclosed in Note 5.2 Liquidity Risk.

Note 15 Intangible assets and goodwill

15.1	Balances

As of December 31, 2020
		Net Value
Intangible assets and goodwill	Useful life	ThUS$
IT programs	Finite	4,826
Mining rights	Finite	150,046
Water rights and rights of way.	Indefinite	23,343
Customer-related intangible assets	Finite	-
Other intangible assets	Finite	192
Intangible assets other than goodwill		178,407
Goodwill	Indefinite	41,966
Total Intangible Asset		220,373

As of December 31, 2019
		Net value
Intangible assets and goodwill	Useful life	ThUS$
IT programs	Finite	6,011
Mining rights	Finite	157,570
Water rights and rights of way.	Indefinite	23,342
Customer-related intangible assets	Finite	1,273
Other intangible assets.	Finite	162
Intangible assets other than goodwill		188,358
Goodwill	Indefinite	34,726
Total Intangible Assets		223,084

a)	Movements in identifiable intangible assets as of December 31, 2020:

	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Gross Value Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	158,337	25,423	1,778	2,188	38,120	260,317
Additions	508	2,295	-	-	72	7,380	10,255
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	-	-	-	14	-	311
Total increases (decreases)	810	2,159	1	-	86	7,380	10,436
Closing balance	35,281	160,496	25,424	1,778	2,274	45,500	270,753

	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Accumulated amortization and impairment Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(767)	(2,081)	(505)	(2,026)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-
Other increases (decreases)	-	(2)	-	-	-	-	(2)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Total increases (decreases)	(1,995)	(9,683)	-	(1,273)	(56)	(140)	(13,147)
Closing balance	(30,455)	(10,450)	(2,081)	(1,778)	(2,082)	(3,534)	(50,380)

Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	157,570	23,342	1,273	162	34,726	223,084
Additions	508	2,295	-	-	72	7,380	10,255
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	(2)	-	-	14	-	309
Total increases (decreases)	(1,185)	(7,524)	1	(1,273)	30	7,240	(2,711)
Closing balance	4,826	150,046	23,343	-	192	41,966	220,373

Movements in identifiable intangible assets as of December 31, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	29,137	159,424	25,425	1,778	2,165	38,120	256,049
Additions	2,606	227	-	-	23	-	2,856
Other increases / decreases of foreign currency	(7)	-	(2)	-	-	-	(9)
Decreases through sale	-	(1,314)	-	-	-	-	(1,314)
Other increases (decreases)	2,735	-	-	-	-	-	2,735
Total increases (decreases)	5,334	(1,087)	(2)	-	23	-	4,268
Closing balance	34,471	158,337	25,423	1,778	2,188	38,120	260,317

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(24,569)	(168)	(1,649)	(205)	(1,988)	(3,254)	(31,833)
Other increases / decreases of foreign currency	3	-	-	-	-	-	3
Other increases (decreases)	(256)	-	-	-	-	-	(256)
Impairment losses recognized in profit for the year	-	(481)	(432)	-	-	(140)	(1,053)
Amortization	(3,638)	(118)	-	(300)	(38)	-	(4,094)
Total increases (decreases)	(3,891)	(599)	(432)	(300)	(38)	(140)	(5,400)
Closing balance	(28,460)	(767)	(2,081)	(505)	(2,026)	(3,394)	(37,233)

Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,568	159,256	23,776	1,573	177	34,866	224,216
Additions	2,606	227	-	-	23	-	2,856
Amortization	(3,638)	(118)	-	(300)	(38)	-	(4,094)
Impairment losses recognized in profit or loss for the year	-	(481)	(432)	-	-	(140)	(1,053)
Other increases / decreases of foreign currency	(4)	-	(2)	-	-	-	(6)
Decreases through sale	-	(1,314)		-	-	-	(1,314)
Other increases (decreases)	2,479	-	-	-	-	-	2,479
Total increases (decreases)	1,443	(1,686)	(434)	(300)	(15)	(140)	(1,132)
Closing balance	6,011	157,570	23,342	1,273	162	34,726	223,084

(b)	Movements in identifiable goodwill as of December 31, 2020:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	38,120	7,380	-	7,380	45,500
Closing balance	38,120	7,380	-	7,380	45,500

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	(140)	(140)	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,394)	-	(140)	(140)	(3,534)
Closing balance	(3,394)	-	(140)	(140)	(3,534)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	140	-	(140)	(140)	-
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	34,726	7,380	(140)	7,240	41,966
Closing balance	34,726	7,380	(140)	7,240	41,966

Movements in identifiable goodwill as of December 31, 2019

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	38,120	-	-	-	38,120
Closing balance	38,120	-	-	-	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	(140)	(140)	(180)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,254)	-	(140)	(140)	(3,394)
Closing balance	(3,254)	-	(140)	(140)	(3,394)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	280	-	(140)	(140)	140
Soquimich European Holding B.V.	11,373	-	-	-	11,373
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	34,866	-	(140)	(140)	34,726
Closing balance	34,866	-	(140)	(140)	34,726

Note 16  Property, plant and equipment

As of December 31, 2020, and December 31, 2019, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

	As of December 31, 2020	As of December 31, 2019
Description of types of property, plant and equipment	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,579	23,620
Buildings	239,666	227,173
Other property, plant and equipment	35,418	32,645
Transport equipment	2,880	2,686
Supplies and accessories	4,183	4,579
Office equipment	459	420
Network and communication equipment	1,272	663
Mining assets	47,052	23,174
IT equipment	4,083	4,359
Energy generating assets	4,878	5,998
Constructions in progress	486,345	375,316
Machinery, plant and equipment	887,504	869,273
Total	1,737,319	1,569,906
Property, plant and equipment, gross
Land	23,579	23,620
Buildings	705,089	666,027
Other property, plant and equipment	234,238	257,247
Transport equipment	13,030	12,143
Supplies and accessories	26,101	25,531
Office equipment	11,607	11,441
Network and communication equipment	8,951	8,009
Mining assets	194,562	161,619
IT equipment	29,629	28,693
Energy generating assets	38,540	38,495
Constructions in progress	486,345	375,316
Machinery, plant and equipment	3,304,061	3,142,461
Total	5,075,732	4,750,602
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(465,423)	(438,854)
Accumulated depreciation and impairment of other property, plant and equipment	(198,820)	(224,602)
Accumulated depreciation and impairment of transport equipment	(10,150)	(9,457)
Accumulated depreciation and impairment of supplies and accessories	(21,918)	(20,952)
Accumulated depreciation and impairment of office equipment	(11,148)	(11,021)
Accumulated depreciation and impairment of network and communication equipment	(7,679)	(7,346)
Accumulated depreciation and impairment of mining assets	(147,510)	(138,445)
Accumulated depreciation and impairment of IT equipment	(25,546)	(24,334)
Accumulated depreciation and impairment of energy generating assets	(33,662)	(32,497)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,416,557)	(2,273,188)
Total	(3,338,413)	(3,180,696)

	As of December 31, 2020	As of December 31, 2019
Description of classes of property, plant and equipment	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	28,184	32,525
Conveyor Belt	20,117	21,911
Crystallizer	22,145	24,102
Plant Equipment	173,335	170,263
Tanks	15,367	14,159
Filter	35,553	27,080
Electrical equipment/facilities	93,937	92,090
Other Property, Plant & Equipment	49,930	53,409
Site Closure	36,828	12,056
Piping	102,578	96,402
Well	226,347	238,670
Pond	41,906	41,319
Spare Parts (1)	41,277	45,287
Total	887.504	869,273

(1)	Spare parts is presented net of provision. The reconciliation of the spare parts provision as of December 31, 2020 and 2019 is as follows:

	As of December 31, 2020	As of December 31, 2019
Reconciliation	ThUS$	ThUS$
Opening balance	39,265	32,414
Increase in provisions	3,616	6,851
Closing balance	42,881	39,265

16.2	Conciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020 and December 31, 2019:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	666,027	257,247	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,461	4,750,602
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	(33,048)	-	(1)	-	-	-	-	-	-	(149)	(33,198)
Increase (decrease) in foreign currency translation difference	22	49	2	1	5	-	-	-	12	-	-	53	144
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases)	(27)	5,996	(181)	-	(4)	-	(2)	-	(53)	-	(4,751)	35,017	35,995
Decreases for classification as held for sale	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	39,062	(23,009)	887	570	166	942	32,943	936	45	111,029	161,600	325,130
Closing balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(438,854)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,188)	(3,180,696)
Changes
Disposals	-	-	33,048	-	1	-	-	-	-	-	-	148	33,197
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Impairment	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	-	(20)	(2)	(1)	(4)	(1)	-	-	(10)	-	-	(28)	(66)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (1)	-	253	41	-	3	-	2	-	52	-	-	248	599
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(26,569)	25,782	(693)	(966)	(127)	(333)	(9,065)	(1,212)	(1,165)	-	(143,369)	(157,717)
Closing balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	227,173	32,645	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,273	1,569,906
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Deterioration	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	22	29	-	-	1	(1)	-	-	2	-	-	25	78
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases) (1)	(27)	6,249	(140)	-	(1)	-	-	-	(1)	-	(4,751)	35,265	36,594
Decreases for classification as held for sale (2)	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	12,493	2,773	194	(396)	39	609	23,878	(276)	(1,120)	111,029	18,231	167,413
Closing balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale. These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	(858)	-	-	-	-	-	(3)	-	-	(17)	(878)
Increase (decrease) in foreign currency translation difference	(35)	(72)	(4)	(2)	(9)	(3)	-	-	(6)	-	-	(72)	(203)
Reclassifications	132	18,526	12,456	477	745	-	89	16,901	1,289	1,565	(140,104)	88,088	164
Other increases (decreases)	-	-	(410)	-	302	24	256	12,409	(3,034)	-	(6,646)	(20,477)	(17,576)
Decreases for classification as held for sale	(1,172)	(1,436)	-	-	-	-	-	-	-	-	-	-	(2,608)
Total changes	(1,075)	17,308	11,516	475	1,075	64	504	29,310	(1,262)	1,565	167,486	73,599	300,565
Closing balance	23,620	666,027	257,247	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,461	4,750,602

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	858	-	-	-	-	-	1	-	-	-	859
Depreciation expense	-	(29,000)	(8,013)	(683)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(138,999)	(188,293)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	-	28	3	1	7	1	-	-	5	-	-	34	79
Reclassifications	-	7	(6)	1	6	-	1	-	(5)	-	-	(207)	(203)
Other increases (decreases) (1)	-	(209)	112	-	(87)	3	(108)	(10,604)	1,798	(8)	-	10,948	1,845
Decreases for classification as held for sale	-	280	-	-	-	-	-	-	-	-	-	-	280
Total changes	-	(28,943)	(7,046)	(681)	(1,218)	(157)	(533)	(17,637)	641	(1,684)	-	(128,224)	(185,482)
Closing balance	-	(438,854)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,188)	(3,180,696)

Reconciliation of changes in property, plant and equipment by class as of December 31, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Additions	-	290	332	-	37	43	159	-	492	-	314,236	6,077	321,666
Disposals	-	-	-	-	-	-	-	-	(2)	-	-	(17)	(19)
Depreciation expense	-	(29,000)	(8,013)	(683)	(1,144)	(161)	(426)	(7,033)	(1,158)	(1,676)	-	(138,999)	(188,293)
Impairment	-	(49)	-	-	-	-	-	-	-	-	-	-	(49)
Increase (decrease) in foreign currency translation difference	(35)	(44)	(1)	(1)	(2)	(2)	-	-	(1)	-	-	(38)	(124)
Reclassifications	132	18,533	12,450	478	751	-	90	16,901	1,284	1,565	(140,104)	87,881	(39)
Other increases (decreases) (1)	-	(209)	(298)	-	215	27	148	1,805	(1,236)	(8)	(6,646)	(9,529)	(15,731)
Decreases for classification as held for sale (2)	(1,172)	(1,156)	-	-	-	-	-	-	-	-	-	-	(2,328)
Total changes	(1,075)	(11,635)	4,470	(206)	(143)	(93)	(29)	11,673	(621)	(119)	167,486	(54,625)	115,083
Closing balance	23,620	227,173	32,645	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,273	1,569,906

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”, (v) Assets related to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Impairment of assets

As indicated in Note 3.16, the recoverable amounts of property, plant and equipment are evaluated when there is evidence that the asset may be impaired. The impairment effects for the periods ended December 31, 2020, 2019 and 2018 were ThUS$ 9,563, ThUS$ 49 and ThUS$ 1,390, respectively.

16.5	Cost of capitalized interest, property, plant and equipment

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
Costs of capitalized interest	ThUS$	ThUS$
Capitalized interest rate	4%	4%
Amount of costs for interest capitalized in ThUS$	8,462	7,841

Note 17 Other current and non-current non-financial assets

As of December 31, 2020, and December 31, 2019, the detail of “Other Current and Non-current Assets” is as follows:

	As of December 31, 2020	As of December 31, 2019
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	18,107	17,807
Foreign Value Added Tax	7,785	8,566
Prepaid mining licenses	1,025	1,244
Prepaid insurance	10,307	7,135
Other prepayments	946	1,423
Refund of Value Added Tax to exporters	14,316	10,560
Other taxes	4,499	3,213
Other assets	414	604
Total	57,399	50,552

	As of December 31, 2020	As of December 31, 2019
Other non-financial assets, non-current	ThUS$	ThUS$
Exploration and evaluation expenses (1)	17,883	18,654
Guarantee deposits	731	551
Other assets	3,428	524
Total	22,042	19,729

(1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2020, and December 31, 2019:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Conciliation	ThUS$	ThUS$	ThUS$
Opening balance	18,654	26,189	17,721
Change in assets for exploration and evaluation of mineral resources
Additions	—	—	11,298
Short term reclassifications	(526)	(1,311)	1,987
Increase (decrease) due to transfers and other charges	(245)	(6,224)	(4,817)
Total changes	(771)	(7,535)	8,468
Total	17,883	18,654	26,189

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the SQM Group and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)       Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.21.

For exploration purposes in Chile relating to caliche and brine exploration are ThUS$ 14,265 and ThUS$ 12,841 as of December 31, 2020 and December 31, 2019, respectively both are in the Property, Plant and Equipment caption as construction in progress.

For Australia (Mt Holland), total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 50,127 as of December 31, 2020, and ThUS$ 30,475 as of December 31, 2019.

(b)     Economically feasible: Disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Non-Current Assets in Other Non-current Non-Financial Assets”, The balance as of December 31, 2020, is ThUS$ 6,576 and as of December 31, 2019, it is ThUS$ 6,576.

At December 31, 2020, ThUS$ 4,296 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets", and as of December 31, 2019, it is ThUS$ 3,433.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)       Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2020, there were no disbursements for this concept and of the year ended December 31, 2019, there was a total of ThUS$ 165 for this concept.

(d)       In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of December 31, 2020, the amount in “Process Inventories”, is ThUS$ 1,318 and the balance as of December 31, 2019 for this concept is ThUS$ 1,367, while in the item “Other Non-current Non-Financial Asset” as of December 31, 2020 is ThUS$ 7,011 and as of December 31, 2019 is ThUS$ 8,645.

Note 18   Employee benefits

18.1	Provisions for employee benefits

	As of December 31, 2020	As of December 31, 2019
Classes of benefits and expenses by employee	ThUS$	ThUS$
Current
Profit sharing and bonuses	7,770	—
Performance bonus and operational targets	1,326	16,387
Total	9,096	16,387
Non-current
Profit sharing and bonuses	—	8,026
Severance indemnity payments	32,199	27,814
Total	32,199	35,840

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

18.3	Other long-term benefits

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

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(a)	Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM NA offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Changes in the benefit obligation	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	9,586	8,657	8,755
Service cost	—	—	—
Interest cost	280	336	319
Actuarial loss	506	984	63
Benefits paid	(508)	(391)	(480)
Total	9,864	9,586	8,657

Reconciliation	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Changes in the plan assets	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	8,754	8,404	8,751
Actual return (loss) in plan assets	4,642	741	133
Benefits paid	(508)	(391)	(480)
Fair value of plan assets at the end of the year	12,888	8,754	8,404
Financing status	3,025	(832)	(253)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,634)	(3,022)	(2,614)
Amortization during the year	326	242	160
Net estimated gain or loss occurred during the year	3,500	(854)	(568)
Adjustment to recognize the minimum pension obligation	192	(3,634)	(3,022)

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Service cost or benefits received during the year	ThUS$	ThUS$	ThUS$
Service cost or benefits received during the year	—	—	—
Interest cost in benefit obligation	280	336	319
Actual return in plan assets	4,642	741	133
Amortization of prior year losses	326	242	160
Net gain during the year	3,500	(854)	(568)
Net periodic pension expense	(31)	(33)	(159)

18.5	Staff severance indemnities

As of December 31, 2020, and 2019, severance indemnities calculated at the actuarial value are as follows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Staff severance indemnities	ThUS$	ThUS$	ThUS$
Opening balance	(27,814)	(28,233)	(27,445)
Current cost of Service	(3,804)	(2,880)	(1,529)
Interest cost	(1,486)	(1,661)	(1,658)
Actuarial gain/loss	(2,826)	(2,514)	(1,617)
Exchange rate difference	(1,513)	2,475	2,710
Benefits paid during the year	5,244	4,999	1,306
Total	(32,199)	(27,814)	(28,233)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018	Annual/Years
Mortality rate	RV - 2014	RV - 2014	RV - 2014
Actual annual interest rate	3.65%	3.68%	4.64%
Voluntary retirement rate:
Men	6.49%	6.49%	6.49%	Annual
Women	6.49%	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2020, and 2019, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of December 31, 2020	ThUS$	ThUS$
Discount rate	(1,985)	2,234
Employee turnover rate	(261)	291

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of December 31, 2019	ThUS$	ThUS$
Discount rate	(1,796)	2,021
Employee turnover rate	(236)	263

Sensitivity relates to an increase/decrease of 100 basis points.

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 29 Company executives are entitled to this compensation plan, as long as they remain a part of the Company until a given date. This includes a 2020 bonus equivalent to 177,905 shares, which is effective for those people still with the Company through the end of 2020, and a 2021 bonus for US$ 8.5 million, which will go into effect in equal parts for those who remain with the Company at the end of each of the four quarters in 2021. The payment dates, where relevant, will be during the quarter following the quarter when the benefit is made effective.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on September 30, 2020.

The plan that was in place on December 31, 2019 considered 427,652 shares. The effects on the income statement are equivalent to an expense of ThUS$ 875 and ThUS$ 117 in the income statement for the years ending December 31, 2020 and 2019

Executed shares during 2020 were 47,687.

Note 19  Provisions and other non-financial liabilities

19.1	Types of provisions

	As of December 31, 2020			As of December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Types of provisions	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	8,905	1,260	10,165	13,472	1,452	14,924
Provision for dismantling, restoration and rehabilitation cost (2)	—	61,265	61,265	—	33,238	33,238
Other provisions (3)	95,261	92	95,353	97,093	—	97,093
Total	104,166	62,617	166,783	110,565	34,690	145,255

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2

19.2	Description of other provisions

	As of December 31, 2020	As of December 31, 2019
Current provisions, other short-term provisions	ThUS$	ThUS$
Rent under Lease contract (1)	85,167	90,320
Provision for additional tax related to foreign loans	740	543
End of agreement bonus	8,159	3,641
Directors’ per diem allowance	698	1,802
Miscellaneous provisions	497	787
Total	95,261	97,093

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

19.3	Other non-financial liabilities, Current

	As of December 31, 2020	As of December 31, 2019
Description of other liabilities	ThUS$	ThUS$
Tax withholdings	1,208	3,345
VAT payable	1,642	3,465
Guarantees received	2,636	2,641
Accrual for dividend	8,027	68,890
Monthly tax provisional payments	8,407	16,659
Deferred income	6,435	3,033
Withholdings from employees and salaries payable	5,017	4,575
Accrued vacations (1)	24,003	21,686
Other current liabilities	3,580	2,605
Total	60,955	126,899

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

19.4	Changes in provisions

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
as of December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	62,922	30,974	60,685	154,581
Provision used	(67,685)	—	(59,939)	(127,624)
Increase(decrease) in foreign currency exchange	4	—	(2,486)	(2,482)
Others	—	(2,947)	—	(2,947)
Total Increase (decreases)	(4,759)	28,027	(1,740)	21,528
Total	10,165	61,265	95,353	166,783

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
as of December 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	—	150,314	154,425
Provision used	(4,049)	—	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	—	—	(24)	(24)
Others	—	4,416	—	4,416
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
as of December 31, 2018	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes
Additional provisions	1,000	1,820	181,244	184,064
Provision used	(5,557)	—	(133,949)	(139,506)
Increase(decrease) in foreign currency exchange	—	—	—	—
Others	—	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total	14,862	28,822	94,335	138,019

Note 20  Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1 Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

Capital management must also comply with a debt ratio of less than 1.0, with respect to the series H, series O and series Q bonds. This ratio was redefined at the Bondholders' Meetings held in September 2020, as net financial debt divided by the company's total equity. Previously, it was defined as total liabilities divided by equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio was above 1.2. As of December 31, 2020, this ratio was 0.50.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2020	As of December 31, 2019	Description	Calculation
Net Financial Debt (ThUS$)	1,074,020	681,912	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	5.40	3.45	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	7.79%	13.15%	Profit for the year divided by Total Equity	LTM Profit for the year / Equity
Adjusted EBITDA (ThUS$)	579,482	644,223	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	524,366	668,912	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	9.83%	12.76%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	0.50	0.32	Total Liabilities on Equity	Total Liabilities / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

20.2	Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series A shares and 120,376,972 Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At December 31, 2020 and December 31, 2019, the Group does not hold shares of the Parent Company either directly or through its investees.

Detail of capital classes in shares:

As of December 31, 2020, and December 31, 2019, the Company has not placed any new shares issues on the market

	As of December 31, 2020		As of December 31, 2019
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	—	—	—	—
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	—	—	—	—
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	—	—	—	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	—	—	—	—
Amount of reserves ThUS$	—	—	—	—
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

20.3	Disclosures on reserves in Equity

As of December 31, 2020, and December 31, 2019, this caption comprises the following:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Disclosures on reserves in equity	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(11,569)	(25,745)	(26,307)
Reserve for cash flow hedges (2)	4,491	7,196	7,971
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	6,872	(270)	(1,111)
Reserve for actuarial gains or losses in defined benefit plans (4)	(8,680)	(9,490)	(6,884)
Other reserves	16,318	14,086	11,332
Total	7,432	(14,223)	(14,999)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before	Before		Before	Deferred	Before	Deferred	Before		Deferred	Total
	taxes	taxes	Tax	taxes	Taxes	Taxes	Taxes	taxes	Reserves	Taxes	reserves
Movements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	(24,913)	2,248	—	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)
Increase	6,542	14,794	—	674	(133)	294	(79)	—	22,304	(212)	22,092
Decrease	(7,936)	(9,071)	—	(2,003)	531	(5,841)	1,578	—	(24,851)	2,109	(22,742)
Closing balance as of December 31, 2018	(26,307)	7,971	—	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Increase	1,824	8,628	(2,683)	—	—	1,570	(424)	3,093	15,115	(3,107)	12,008
Decrease	(1,262)	(6,720)	—	(3,306)	700	(418)	113	(339)	(12,045)	813	(11,232)
Closing balance as of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Increase	15,732	—	—	3,858	430	11,885	(3,180)	2,121	33,596	(2,750)	30,846
Decrease	(1,556)	(3,706)	1,001	(2,903)	(575)	(2,101)	538	111	(10,155)	964	(9,191)
Closing balance as of December 31, 2020	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432

(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter b).

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Subsidiary – Associate	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	455	455	455
Doktor Tarsa Tarim Sanayi AS	—	305	305
Kore Potash PLC	3,170	2,754	—
Total	15,874	15,763	13,009
Other derivative reserves of the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	—	—
Total Other reserves	16,318	14,086	11,332

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must distribute dividends in accordance with the policy determined in the shareholder's meeting held each year, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2020

Company’s dividend policy for the 2020 business year was agreed upon by the Board of Directors on March 25, 2020 and later modified after the extraordinary shareholders’ meeting held on September 29, 2020. The current dividend policy establishes the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.
(ii)	80% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.
(iii)	60% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.
(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2020 net income.

(b)	Distribute and pay only one interim dividend during 2020, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2020, the percentage distributed shall be determined per the financial parameters expressed in letter a) above. It is recorded that on May 19, 2020 the Company's Board of Directors agreed to distribute and pay an interim dividend equivalent to US$ 0.17092 per share, charged to the Company's 2020 retained earnings. Said amount was paid in its equivalent in Chilean pesos according to the official exchange rate on May 29, 2020 (the “Interim Dividend”).

(c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2020 net income.

(d)	At the ordinary general shareholders’ meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the percentages in financial parameters described in in letter a) above discounting the Special Dividend and Interim Dividend. If the amount is equal to or less than the amount of the sum of the Special Dividend (see more details in Note 20.5) and the Interim Dividend, If the amount equivalent to the percentage of the 2020 fiscal year profits to be distributed in accordance with (a) above is equal to or less than the sum of the Special Dividend and the Interim Dividend, then no additional amount will be distributed and the Interim Dividend will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend that corresponds in accordance with Chilean law or the Company bylaws.

(e)	If there is an excess of net income in 2020, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	The payment of additional dividends is not considered.

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

20.5	Interim and provisional dividends

The ordinary shareholders’ meeting held on April 23, 2020 agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2019 fiscal year as final dividend. In consequence, in May 2020 the Company paid a final dividend of US$ 1.05668 per share from the distributable net profit obtained during the 2019 fiscal year, and the sum of US$ 0.80254 per share was discounted from this, as this was already paid as a provisional dividend in 2019.

On May 19, 2020, the Board agreed to pay a provisional dividend equivalent to US$ 0.17092 per share with a charge to earnings for 2020. This amount was paid in its equivalent in Chilean pesos, according to the observed U.S. dollar exchange rate published in the Official Gazette on May 29, 2020.

On September 29, 2020, Company shareholders met in an extraordinary shareholders’ meeting to approve the distribution and payment of a special dividend equivalent to US$ 0.37994 per share, to be paid out of the Company’s retained earnings.

20.6	Potential and provisional dividends

Dividends discounted from equity from January to December 2020 and 2019 were the following:

	December 31, 2020	December 31, 2019	December 31, 2018
Dividends	ThUS$	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	556	882	823
Ajay SQM Chile S.A Payable Dividend	682	—	—
Soquimich Comercial S.A. Potential Dividend	5,904	3,936	7,872
Soquimich Comercial S.A. Payable Dividend	2,976	1,999	1,038
Non-controlling interests	10,118	6,817	9,733
Interim dividend	44,986	211,224	331,199
Potential dividend	100,000	—	100,000
Dividends payable	4,369	66,891	108,631
Owners of the Parent	149,355	278,115	539,830
Dividends discounted from equity for the period	159,473	284,932	549,563

Note 21   Contingencies and restrictions

In accordance with note 19.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, for an approximate amount of US$ 36 million. On May 17, 2018, district judge Gary Klausner ruled in favor of SQM NA following the jury verdict. On February 6, 2020, the United States Court of Appeals for the Ninth Circuit demanded a retrial before the District Court, which has been postponed until the second quarter of 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	On October 2015, Tyne and Wear Pension Fund represented by the Council of the Borough of South Tyneside acting as lead plaintiff presented a claim against the Company with the US Federal Court of the Southern District of New York for potential damages to ADS Holders in the Company due to alleged noncompliance with the securities regulation in the United States. For more information, see Note 21.6.

(g)	In May 2016, a claim for close to ThUS$ 515 was filed against SQM Salar and SQM Industrial for the alleged extracontractual liability derived from the accident occurring in July 2014 in the town of María Elena. On March 6, 2019, the 13th Civil Court of Santiago dismissed the claim. The case is currently in the Santiago Court of Appeals, which will decide on the motion for appeal brought about by the plaintiffs.

(h)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM (arbitration and mediation center) rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently in the evidence stage.

(i)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.5.

(j)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

(k)	On June 24, 2019, the company Servicios Logísticos Integrales Inversol SpA filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of the salt transport contract. The trial is currently in the evidence stage. The amount of the claim is close to US$ 7 million.

(l)	In April 2019, the company Fennix Industrial SpA filed a claim against SQM Salar with the First Civil Court of Concepción for controversies resulting from the execution of a civil works and electromechanical assembly contract. The trial is currently in the discussion stage. The amount of the claim is approximately ThUS$ 770. On December 18, 2020, the parties mutually agreed to terminate this lawsuit.

(m)	The company Arrigoni Ingeniería y Construcción S.A. filed a claim in November 2019 against SQM Salar in arbitration court under CAM rules, requesting the conclusion of the Works Contract known as “Expansion of Lithium Carbonate Plant Phase II.” The trial is currently in the evidence stage. The amount of the claim is close to US$ 14,6 million.

(n)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The process has concluded its discussion stage. It is not possible to make an adequate determination of the amount involved.

(o)	The Company has been sued in arbitration court under CAM rules by the company Rotto S.A. due to controversies occurring in relation to a contract for disarming and removing ferrous material. The case was presented in September 2020. The amount of the claim is approximately ThUS$ 713. On January 28, 2021, the parties mutually agreed to terminate this lawsuit.

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

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.2 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Restrictions to management or financial limits

Bond issuance contracts in the local market require the Company to maintain Debt Ratios on higher than 1 for Series H, Series O and Series Q bonds, calculated for a mobile period that considers the last 12 months. For more information, see Note 20.1.

As of December 31, 2020, the above-mentioned financial indicator has the following values:

Indicator	As of December 31, 2020	As of December 31, 2019
Leverage	0.50	0.32

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

21.3	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Antofagasta Environmental Court, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts. This latter event may consider the application of fines up to US$9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.4	Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172 by the Chilean IRS, which extend the application of specific mining tax to lithium exploitation for the 2012, 2013 and 2014 tax years. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 and ruling No. 156, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million, of this, US$ 7.0 million corresponding to the overcharge. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar's claim against the overcharge by the IRS and rejected the claim for the remaining part. The case is now with the Santiago Court of Appeals due to the appeal filed by SQM Salar.

On October 17, 2019, the IRS recognized the overcharge of US$ 5.8 million, while the difference of US$ 1.2 million, is for corporate income tax plus associated interest and will be reimbursed at the end of the trial.

SQM Salar filed inapplicability requirements with the Constitutional Court in the grounds of unconstitutionality with respect to article 64 bis of the Income Tax Law, with relation to two groups of previous tax claims. On June 18, 2020, the Constitutional Court rejected the requirements after reaching a tie vote among the members of this court, corresponding to its knowledge from the Santiago Court of Appeals.

On September 30, 2020, the SII notified SQM Salar of liquidations No. 65 and 66 for the 2017 and 2018 business years, due to differences in the determination of the specific mining tax, totaling close to US$ 19.5 million and US$ 22.1 million, respectively plus interest for both periods of US$ 22.3 million. On October 30, 2020, SQM Salar paid these liquidations for a total of US$ 63.9 million (this amount includes an overcharge estimated at US$ 18 million, including interest). SQM Salar will reclaim these liquidations in the upcoming months.

As of December 2020, the Company had non-current tax assets of US$ 90.3 million for tax settlements for 2012 to 2018 (including an overcollection of US$ 19.5 million) and US$ 5.8 million in recoverable taxes. As of December 2019, the Company the Company had non-current tax assets of US$ 32.2, (which included US$ 7 million for an overcollection by the IRS).

As of December 31, 2020 and 2019, there was no effect on the income statement in this respect.

The IRS has not settled differences with respect to specific mining tax for 2018 onwards. If the IRS uses a similar criterion to that used in previous years, it is possible that settlements will be issued in the future for those periods. This tax for 2018 to 2020 (commercial years) is estimated at US$ 43 million, (without interest or penalties, and net of corporate income tax).

The company continues to undertake all legal efforts to actively and decidedly defend its interests.

21.5	Contingencies regarding to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

21.6	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States, plenary case Villella v.Chemical and Mining Company of Chile, Inc., 1: 15-cv-02106 -ER (SDNY). The consolidated lawsuit alleges that certain statements made by the Company between September 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards On November 11, 2020, the Company reached an agreement that contains a summary of binding terms for concluding the trial. The agreement will conclude the action of the plaintiffs and under this, the Company agreed to pay the amount of US$ 62.5 million. The Stipulation of Settlement is subject to final approval by the court and the final settlement hearing is expected to take place during the second quarter of 2021.

21.7	Contingencies associated with conflicts between shareholders of the Abu Dhabi Fertilizer Industries Company

Due to differences between shareholders of the company Abu Dhabi Fertilizer Industries Company, diverse lawsuits have arisen that may result in claims against SQM Corporation N.V. and by this company against the other shareholders. These disputes may materially affect the value of the investment of the Company in Abu Dhabi Fertilizer Industries Company. At this time, it is not possible to quantify the amounts of these claims.

21.8	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2020, the guarantee amounts to ThUS$ 731.

21.9	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 10,114 and ThUS$ 9,611 on December 31, 2020 and December 31, 2019 respectively; which is detailed as follows:

		As of December 31, 2020	As of December 31, 2019
Grantor	Relationship	ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	5,626	5,372
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	703	671
Johannes Epple Davanzo	Unrelated Third party	314	300
Hortofrutícola La Serena	Unrelated Third party	303	282
Com. Serv Johannes Epple Davanz	Unrelated Third party	408	269
Juan Luis Gaete Chesta	Unrelated Third party	190	182
Arena Fertilizantes y Semillas	Unrelated Third party	211	201
Vicente Oyarce Castro	Unrelated Third party	229	213
Bernardo Guzmán Schmidt	Unrelated Third party	130	121
Total		10,114	9,611

21.10	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

As of December 31, 2020, there are no indirect guarantees.

Note 22   Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result, the Company conducted its own internal investigation through an ad-hoc Board committee (The Company’s securities are traded in the USA, so the Company is subject to US law). The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms Agreement with the DOJ, (the “DPA”) the Company has accepted that the DOJ formulates a charge for infractions (i) for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor (the “Monitor”) for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

The three-year term of the DPA ended on April 30, 2020, and on June 1, 2020, the Company’s CEO and CFO submitted the certification regarding the Company’s disclosure obligations, as required under the DPA. On November 11, 2020, the DOJ presented a motion to dismiss the criminal information against the Company, which is subject to approval by the United States District Court of the District of Columbia. Following this approval, all charges against the Company will be dropped.

Other Lawsuits and complaints

In May 2019, the company Fennix Industrial SpA filed a claim against SQM Salar and employees for the alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly. The case is being tried before the Criminal Court of San Pedro de la Paz and is in the investigation stage. The amount of the alleged misappropriation of funds is close to US$ 436 million On December 18, 2020, the criminal proceedings, together with other civil disputes, were terminated through a settlement agreement.

Note 23  Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

23.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:

For the period ended December 31, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	100,353	1,234	399	23,963	4,059	23,737	153,745
Latin America and the Caribbean	69,535	10,843	1,597	72,697	4,951	367	159,990
Europe	145,896	142,161	49,719	30,029	11,585	735	380,125
North America	246,737	90,292	25,558	39,432	23,963	1,588	427,570
Asia and Others	139,167	90,127	306,100	43,173	116,050	1,144	695,761
Total	701,688	334,657	383,373	209,294	160,608	27,571	1,817,191

For the period ended as of December 31, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,975	1,064	599	27,371	39,512	33,336	211,857
Latin America and the Caribbean	78,872	7,972	3,593	64,868	6,354	269	161,928
Europa	149,992	123,525	76,250	27,973	15,289	735	393,764
North America	243,399	90,070	45,810	43,312	27,798	883	451,272
Asia and Others	141,682	148,389	379,462	48,627	5,922	752	724,834
Total	723,920	371,020	505,714	212,151	94,875	35,975	1,943,655

For the period ended as of December 31, 2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	111,595	1,052	700	25,593	4,575	45,834	189,349
Latin America and the Caribbean	77,737	6,389	3,598	80,192	12,098	177	180,191
Europe	200,229	112,080	103,430	46,068	17,384	473	479,664
North America	240,995	83,587	68,254	50,685	27,347	647	471,515
Asia and Others	151,195	121,864	558,819	64,936	46,863	1,407	945,084
Total	781,751	324,972	734,801	267,474	108,267	48,538	2,265,803

(b)	Main product and service lines:

	For the period from January to December of the year
	2020	2019	2018
Products and Services	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	701,688	723,920	781,751
- Sodium Nitrates	18,291	20,679	17,688
- Potassium nitrate and sodium potassium nitrate	424,041	457,477	527,945
- Specialty Blends	163,033	153,739	145,511
- Other specialty fertilizers	96,323	92,025	90,607
Iodine and derivatives	334,657	371,020	324,972
Lithium and derivatives	383,373	505,714	734,801
Potassium	209,294	212,151	267,474
Industrial chemicals	160,608	94,875	108,267
Other	27,571	35,975	48,538
- Services	3,241	3,410	4,017
- Income from property leases	1,457	1,438	1,474
- Income from subleases on right-of-use assets	176	261	—
- Commodities	11,938	16,176	18,581
-Other ordinary income of Commercial Offices	10,759	14,690	24,466
Total	1,817,191	1,943,655	2,265,803

23.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to December of the year
	2020	2019	2018
Nature of expense	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(287,877)	(271,912)	(260,869)
Classes of employee benefit expenses	(178,956)	(178,493)	(203,571)
Depreciation expense	(182,410)	(188,157)	(212,641)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,814)	(5,450)	—
Amortization expense	(12,655)	(5,102)	(6,376)
Investment plan expenses	(14,286)	(18,367)	(11,860)
Provision for site closure	(911)	(911)	(2,045)
Provision for materials, spare parts and supplies	640	(7,500)	1,721
Contractors	(142,001)	(120,793)	(120,923)
Operating leases	(57,461)	(47,708)	(37,245)
Mining concessions	(6,645)	(7,856)	(8,168)
Operations transport	(68,730)	(56,376)	(64,352)
Freight / product transport costs	(52,156)	(46,264)	(51,387)
Purchase of products from third parties	(224,115)	(210,583)	(182,695)
Insurance	(17,657)	(16,968)	(11,923)
CORFO rights and other agreements	(74,418)	(143,861)	(182,954)
Export costs	(71,718)	(75,908)	(107,418)
Expenses related to Variable Parts Leases (contracts under IFRS 16)	(1,133)	(1,037)	—
Variation in inventory	97,467	52,557	20,597
Variation in inventory provision	7,244	17,107	(8,997)
Other	(40,729)	(50,021)	(34,525)
Total	(1,334,321)	(1,383,603)	(1,485,631)

23.3	Other income

	For the period from January to December of the year
	2020	2019	2018
Other income	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	665	676	705
Fines charged to suppliers	267	483	698
Taxes recovered	346	457	996
Amounts recovered from insurance	14,719	492	443
Overestimate of provisions for third-party obligations	118	983	375
Sale of assets classified as properties, plant and equipment	3,222	2,422	1,536
Options on mining rights	5,852	5,298	16,095
Easements, pipelines and roads	1,619	7,204	10,806
Mining licenses and notary costs reimbursed	85	203	394
Total	26,893	18,218	32,048

23.4	Administrative expenses

	For the period from January to December of the year
	2020	2019	2018
Administrative expenses	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(55,152)	(60,255)	(63,880)
Marketing costs	(2,377)	(3,911)	(3,078)
Amortization expenses	(91)	(5)	(15)
Entertainment expenses	(4,858)	(5,783)	(4,805)
Advisory services	(13,880)	(13,862)	(12,848)
Lease of buildings and facilities	(3,111)	(3,653)	(4,556)
Insurance	(3,478)	(2,553)	(1,758)
Office expenses	(6,204)	(7,327)	(8,165)
Contractors	(5,079)	(4,874)	(5,730)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,617)	(2,501)	-
Other expenses, by nature	(10,170)	(12,456)	(13,291)
Total	(107,017)	(117,180)	(118,126)

23.5	Other expenses

	For the period from January to December of the year
	2020	2019	2018
Other expenses	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(42)	(136)	(59)
Subtotal	(42)	(136)	(59)
Impairment losses (reversals of impairment losses) recognized in profit for the year
Properties, plant and equipment	(9,563)	(49)	(1,390)
Intangible assets other than goodwill	(1,941)	(913)	(1,736)
Goodwill	(140)	(140)	(3,254)
Subtotal	(11,644)	(1,102)	(6,380)
Other expenses, by nature
Legal expenses	(69,965)	(9,277)	(15,139)
VAT and other unrecoverable taxes	(626)	(613)	(1,187)
Fines paid	(314)	(145)	(965)
Investment plan expenses	(864)	(1,693)	(7,555)
Exploration expenses	(5,262)	(5,537)	(5,864)
Donations	(8,793)	(5,026)	(4,502)
Reorganization of related businesses	-	-	6,000
Other operating expenses	(2,102)	(2,466)	(1,256)
Subtotal	(87,926)	(24,757)	(30,468)
Total	(99,612)	(25,995)	(36,907)

23.6	Other gains (losses)

	For the period from January to December of the year
	2020	2019	2018
Other income (expenses)	ThUS$	ThUS$	ThUS$
Adjust previous year application method of participation	(49)	(985)	(664)
Losses in the sale of investments in associates	(11,830)	-	(759)
Impairment of interests in associates	7,235	631	(8,802)
Losses in the sale of investments in joint Ventures	(481)	-	14,507
Others	(188)	(29)	2,122
Total	(5,313)	(383)	6,404

23.7	Net impairment (losses) gains on reversal of financial assets

	For the period from January to December of the year
	2020	2019	2018
Description	ThUS$	ThUS$	ThUS$
(Impairment) /reversion of value of financial assets impairment losses (See Note 13.2)	4,684	(1,057)	2,967
Total	4,684	(1,057)	2,967

23.8	Summary of expenses by nature

The following summary considers notes 23.2, 23.4 and 23.5

	For the period from January to December of the year
	2020	2019	2018
Expenses by nature	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(287,877)	(271,912)	(260,869)
Classes of Employee Benefit Expenses	(234,108)	(238,748)	(267,451)
Depreciation and amortization expense
Depreciation expense	(182,452)	(188,293)	(212,700)
Depreciation of Right-of-use Assets	(8,431)	(7,951)	-
Impairment of Intangible assets other than Goodwill	(1,941)	(913)	(1,390)
Impairment of Properties, plant and equipment	(9,563)	(49)	(3,254)
Impairment of Goodwill	(140)	(140)	-
Amortization expense	(12,746)	(5,107)	(8,127)
Legal expenses	(69,965)	(9,277)	(15,139)
Investment plan expenses	(15,150)	(20,060)	(19,415)
Exploration expenses	(5,262)	(5,537)	(5,864)
Provision for site closure	(911)	(911)	(2,045)
Provision for materials, spare parts and supplies	640	(7,500)	1,721
Contractors	(147,080)	(125,667)	(126,653)
Operation leases	(60,572)	(51,361)	(41,801)
Mining concessions	(6,645)	(7,856)	(8,168)
Operation transport	(68,730)	(56,376)	(64,352)
Freight and product transport costs	(52,156)	(46,264)	(51,387)
Purchase of products from third parties	(224,115)	(210,583)	(182,695)
CORFO rights y other agreements	(74,418)	(143,861)	(182,954)
Export costs	(71,718)	(75,908)	(107,418)
Expenses related to Variable Lease Payments (IFRS 16)	(1,133)	(1,037)	-
Insurance	(21,135)	(19,521)	(13,681)
Restructuring of joint ventures			6,000
Consultant and advisor services	(13,880)	(13,862)	(12,848)
Variation in gross inventory	97,467	52,557	20,597
Variation in provision on product inventory	7,244	17,107	(8,997)
Other expenses	(76,173)	(87,748)	(71,774)
Total expenses by nature	(1,540,950)	(1,526,778)	(1,640,664)

23.9	Finance expenses

	For the period from January to December of the year
	2020	2019	2018
Finance expenses	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,797)	(2,133)	(1,707)
Interest expense from bonds	(87,030)	(72,984)	(55,887)
Interest expense from loans	(1,598)	(2,682)	(3,093)
Capitalized interest expenses	8,462	7,841	5,021
Financial expenses for restoration and rehabilitation provisions	2,947	(4,417)	(960)
Interest on lease agreement	(1,133)	(1,535)	-
Other finance costs	(1,050)	(1,029)	(1,181)
Total	(82,199)	(76,939)	(57,807)

23.10	Finance income

	For the period from January to December of the year
	2020	2019	2018
Finance income	ThUS$	ThUS$	ThUS$
Interest from term deposits	10,260	15,345	13,758
Interest from marketable securities	2,147	6,765	6,253
Interest from maintenance of minimum bank balance in current account	18	-	262
Other finance income	1,031	4,130	2,195
Other finance interest	259	49	65
Total	13,715	26,289	22,533

Note 24 Reportable segments

24.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

(i)	Specialty plant nutrients
(ii)	Iodine and its derivatives
(iii)	Lithium and its derivatives
(iv)	Industrial chemicals
(v)	Potassium
(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

24.2	Reportable segment disclosures:

Operating segment items as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2020
December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Costs of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	(1,334,321)	(1,334,321)	-	(1,334,321)
Administrative expenses	-	-	-	-	-	-	-	-	(107,017)	(107,017)
Finance expense	-	-	-	-	-	-	-	-	(82,199)	(82,199)
Depreciation and amortization expense	(55,335)	(40,687)	(56,092)	(14,136)	(34,570)	(3,092)	(203,912)	(203,912)	-	(203,912)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	8,940	8,940
Income (loss) before taxes	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	-	-	(70,179)	(70,179)
Net income (loss)	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(314,511)	168,359
Assets							-		4,818,463	4,818,463
Equity-accounted investees	-	-	-	-	-	-	-	-	85,993	85,993
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	358,009	358,009
Liabilities	-	-	-	-	-	-	-	-	2,655,885	2,655,885
Impairment loss recognized in profit or loss							-		4,684	4,684
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	(11,644)	(11,644)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	182,234	182,234
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(167,091)	(167,091)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(94,132)	(94,132)

Operating segment items as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2019
December 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Costs of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	(1,383,603)	(1,383,603)	-	(1,383,603)
Administrative expenses	-	-	-	-	-	-	-	-	(117,180)	(117,180)
Finance expense	-	-	-	-	-	-	-	-	(76,939)	(76,939)
Depreciation and amortization expense	(67,700)	(43,336)	(45,238)	(6,854)	(37,691)	(532)	(201,351)	(201,351)	-	(201,351)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	9,786	9,786
Income tax expense, continuing operations	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(169,430)	390,622
Income tax expense	-	-	-	-	-	-	-	-	(110,019)	(110,019)
Net income (loss)	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(279,449)	280,603
Assets	-	-	-	-	-	-	-	-	4,684,151	4,684,151
Equity-accounted investees	-	-	-	-	-	-	-	-	109,435	109,435
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	110,021	110,021
Liabilities	-	-	-	-	-	-	-	-	2,549,679	2,549,679
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	(1,057)	(1,057)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	(1,102)	(1,102)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	426,971	426,971
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(485,471)	(485,471)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	105,896	105,896

Operating segment items as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2018
December 31, 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	-	2,265,803
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	781,751	324,972	734,801	108,267	267,474	48,538	2,265,803	2,265,803	-	2,265,803
Costs of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	(1,485,631)	(1,485,631)	-	(1,485,631)
Administrative expenses	-	-	-	-	-	-	-	-	(118,126)	(118,126)
Finance expense	-	-	-	-	-	-	-	-	(57,807)	(57,807)
Depreciation and amortization expense	(79,061)	(42,438)	(42,283)	(8,454)	(47,940)	(651)	(220,827)	(220,827)	-	(220,827)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	6,351	6,351
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(178,975)	(178,975)
Income tax expense	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(159,134)	621,038
Net income (loss)	168,484	107,508	417,926	35,303	50,088	863	780,172	780,172	(338,109)	442,063
Assets	-	-	-	-	-	-	-	-	4,268,094	4,268,094
Equity-accounted investees	-	-	-	-	-	-	-	-	111,549	111,549
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	(15,028)	(15,028)
Liabilities	-	-	-	-	-	-	-	-	2,130,292	2,130,292
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	2,967	2,967
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	524,839	524,839
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(187,004)	(187,004)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(387,313)	(387,313)

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
as of December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	-	1,817,191
Costs of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	-	(1,334,321)
Gross profit	163,887	166,158	86,325	41,516	22,275	2,709	-	482,870
Other incomes by function	-	-	-	-	-	-	26,893	26,893
Administrative expenses	-	-	-	-	-	-	(107,017)	(107,017)
Other expenses by function	-	-	-	-	-	-	(99,612)	(99,612)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	4,684	4,684
Other gains (losses)	-	-	-	-	-	-	(5,313)	(5,313)
Financial income	-	-	-	-	-	-	13,715	13,715
Financial costs	-	-	-	-	-	-	(82,199)	(82,199)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	8,940	8,940
Exchange differences	-	-	-	-	-	-	(4,423)	(4,423)
Profit (loss) before taxes	163,887	166,158	86,325	41,516	22,275	2,709	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	(70,179)	(70,179)
Profit (loss) from continuing operations	163,887	166,158	86,325	41,516	22,275	2,709	(314,511)	168,359
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	163,887	166,158	86,325	41,516	22,275	2,709	(314,511)	168,359
Profit, attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	164,518	164,518
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	3,841	3,841
Profit	-	-	-	-	-	-	168,359	168,359

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
as of December 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	-	1,943,655
Cost of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	-	(1,383,603)
Gross profit	150,112	140,552	199,464	31,285	35,952	2,687	-	560,052
Other incomes by function	-	-	-	-	-	-	18,218	18,218
Administrative expenses	-	-	-	-	-	-	(117,180)	(117,180)
Other expenses by function	-	-	-	-	-	-	(25,995)	(25,995)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(1,057)	(1,057)
Other gains (losses)	-	-	-	-	-	-	(383)	(383)
Financial income	-	-	-	-	-	-	26,289	26,289
Financial costs	-	-	-	-	-	-	(76,939)	(76,939)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,786	9,786
Exchange differences	-	-	-	-	-	-	(2,169)	(2,169)
Profit (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	(169,430)	390,622
Income tax expense	-	-	-	-	-	-	(110,019)	(110,019)
Profit (loss) from continuing operations	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	278,115	278,115
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	2,488	2,488
Profit (loss)	-	-	-	-	-	-	280,603	280,603

Items in the statement of comprehensive	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
income as of December 31, 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	781,751	324,972	734,801	108,267	267,474	48,538	-	2,265,803
Cost of sales	(613,267)	(217,464)	(316,875)	(72,964)	(217,386)	(47,675)	-	(1,485,631)
Gross profit	168,484	107,508	417,926	35,303	50,088	863	-	780,172
Other incomes by function	-	-	-	-	-	-	32,048	32,048
Administrative expenses	-	-	-	-	-	-	(118,126)	(118,126)
Other expenses by function	-	-	-	-	-	-	(36,907)	(36,907)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	2,967	2,967
Other gains (losses)	-	-	-	-	-	-	6,404	6,404
Financial income	-	-	-	-	-	-	22,533	22,533
Financial costs	-	-	-	-	-	-	(57,807)	(57,807)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,351	6,351
Exchange differences	-	-	-	-	-	-	(16,597)	(16,597)
Profit (loss) before taxes	168,484	107,508	417,926	35,303	50,088	863	(159,134)	621,038
Income tax expense	-	-	-	-	-	-	(178,975)	(178,975)
Profit (loss) from continuing operations	168,484	107,508	417,926	35,303	50,088	863	(338,109)	442,063
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	168,484	107,508	417,926	35,303	50,088	863	(338,109)	442,063
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	439,830	439,830
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	2,233	2,233
Profit (loss)	-	-	-	-	-	-	442,063	442,063

24.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

24.6	Segments by geographical areas

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	153,745	159,990	380,126	427,572	695,758	1,817,191
Investment accounted for under the equity method	-	-	41,273	14,468	30,252	85,993
Intangible assets other than goodwill	95,934	565	825	2,274	78,809	178,407
Goodwill	23,065	-	18,901	-	-	41,966
Property, plant and equipment, net	1,667,824	642	12,592	3,494	52,767	1,737,319
Right-of-use assets	23,461	2,298	2,428	1,776	61	30,024
Other non-current assets	19,377	17	7	2,641	-	22,042
Non-current assets	1,829,661	3,522	76,026	24,653	161,889	2,095,751

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of December 31, 2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	211,857	161,928	393,764	451,272	724,834	1,943,655
Investment accounted for under the equity method	-	-	42,243	14,669	52,523	109,435
Intangible assets other than goodwill	106,910	420	1,397	2,683	76,948	188,358
Goodwill	23,205	-	11,521	-	-	34,726
Property, plant and equipment, net	1,526,919	513	3,424	6,250	32,800	1,569,906
Right-of-use assets	29,427	2,734	2,817	2,083	103	37,164
Other non-current assets	20,321	28	4	(624)	-	19,729
Non-current assets	1,706,782	3,695	61,406	25,061	162,374	1,959,318

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of December 31, 2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	189,349	180,189	479,664	471,515	945,086	2,265,803
Investment accounted for under the equity method	(6,588)	-	61,256	16,115	40,766	111,549
Intangible assets other than goodwill	110,544	1,215	238	152	77,201	189,350
Goodwill	22,535	86	11,521	724	-	34,866
Property, plant and equipment, net	1,445,349	347	4,451	3,098	1,578	1,454,823
Other non-current assets	17,111	23	-	(892)	11,297	27,539
Non-current assets	1,588,951	1,671	77,466	19,197	130,842	1,818,127

24.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2020 and 2019:

Location

-	Pedro de Valdivia
-	María Elena
-	Coya Sur
-	Nueva Victoria
-	Salar de Atacama
-	Salar del Carmen

Tocopilla

Note 25 Effect of fluctuations in foreign currency exchange rates

(a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and other	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
comprehensive income	ThUS$	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(4,423)	(2,169)	(16,597)
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity	14,176	562	(1,394)
Conversion foreign exchange reserves attributable to the non-controlling entity	(176)	225	174
Total	14,000	787	(1,220)

(b)       Reserves for foreign currency exchange differences:

As of December 31, 2020, and 2019, are detailed as follows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Details	ThUS$	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)	(17)
Proinsa Ltda.	(10)	(10)	(11)
Comercial Agrorama Ltda.	(19)	33	(21)
Isapre Norte Grande Ltda.	(14)	(44)	(1)
Almacenes y Depósitos Ltda.	211	142	113
Sacal S.A.	(3)	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(13)	(19)	(10)
Agrorama S.A.	92	231	132
Doktor Tarsa	-	(13,811)	(13,811)
SQM Vitas Fzco	(3,736)	(2,267)	(2,682)
Ajay Europe	(693)	(1,449)	(1,270)
SQM Eastmed Turkey	-	(155)	(113)
Doctochem	-	7	-
Coromandel SQM India	-	(431)	(393)
SQM Italia SRL	-	(236)	(213)
SQM Oceanía Pty Ltd.	(579)	(634)	(634)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	372	(435)
SQM Vitas Holland	99	(197)	(170)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe	(1,983)	(1,983)	(1,983)
SQM Australia Pty Ltd.	(4,052)	(4,035)	(4,222)
Pavoni & C. Spa	164	(185)	70
Terra Tarsa BV	-	116	(82)
Plantacote NV	-	(16)	(34)
Doktolab Tarim Arastirma San.	-	(54)	(29)
Kore Potash PLC (a)	(1,128)	(1,754)	(1,206)
SQM Colombia SAS	(80)	(166)	(94)
Total	(11,569)	(25,745)	(26,307)

(c)       Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(d)	Reasons to use one presentation currency and a different functional currency

-     A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-     The cost structure of these companies is affected by the local currency.

Note 26 Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

		As of December 31, 2020	As of December 31, 2019
Class of Asset	Currency	ThUS$	ThUS$
Cash and cash equivalents	USD	454,402	558,572
Cash and cash equivalents	ARS	-	3
Cash and cash equivalents	CLP	7,190	8,240
Cash and cash equivalents	CNY	11,597	2,484
Cash and cash equivalents	EUR	17,144	3,131
Cash and cash equivalents	GBP	19	3
Cash and cash equivalents	AUD	1,411	8,492
Cash and cash equivalents	INR	6	6
Cash and cash equivalents	MXN	1,378	2,103
Cash and cash equivalents	PEN	3	4
Cash and cash equivalents	AED	-	-
Cash and cash equivalents	JPY	1,646	1,559
Cash and cash equivalents	ZAR	14,286	3,929
Cash and cash equivalents	KRW	16	-
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		509,102	588,530
Other current financial assets	USD	145,893	127,889
Other current financial assets	CLF	-	36,896
Other current financial assets	CLP	202,176	340,705
Subtotal other current financial assets		348,069	505,490
Other current non-financial assets	USD	20,645	16,535
Other current non-financial assets	AUD	224	285
Other current non-financial assets	BRL	-	2
Other current non-financial assets	CLF	53	31
Other current non-financial assets	CLP	27,837	24,374
Other current non-financial assets	CNY	1,661	326
Other current non-financial assets	EUR	1,531	3,055
Other current non-financial assets	COP	70	-
Other current non-financial assets	MXN	4,488	2,629
Other current non-financial assets	THB	70	22
Other current non-financial assets	JPY	157	174
Other current non-financial assets	ZAR	646	3,119
Other current non-financial assets	SEK	17	-
Subtotal other non-financial current assets		57,399	50,552
Trade and other receivables	USD	230,214	225,554
Trade and other receivables	PEN	1	6
Trade and other receivables	BRL	23	19
Trade and other receivables	CLF	545	504
Trade and other receivables	CLP	47,133	56,023
Trade and other receivables	CNY	22,882	3,340
Trade and other receivables	EUR	22,868	24,925
Trade and other receivables	GBP	682	148
Trade and other receivables	MXN	355	211
Trade and other receivables	AED	533	1,193
Trade and other receivables	THB	1,167	1,695
Trade and other receivables	JPY	23,010	66,266
Trade and other receivables	AUD	589	801
Trade and other receivables	ZAR	12,504	15,900
Trade and other receivables	COP	2,675	2,557
Trade and other receivables	SEK	25	-
Subtotal trade and other receivables		365,206	399,142
Receivables from related parties	USD	61,379	60,135
Receivables from related parties	EUR	1,222	1,092
Subtotal receivables from related parties		62,601	61,227

		As of December 31, 2020	As of December 31, 2019
Class of assets	Currency	ThUS$	ThUS$
Current inventories	USD	1,093,028	983,338
Subtotal Current Inventories		1,093,028	983,338
Current tax assets	USD	128,529	87,509
Current tax assets	ARS	-	1
Current tax assets	CLP	3,015	1,623
Current tax assets	EUR	218	61
Current tax assets	MXN	-	1,806
Current tax assets	PEN	4	-
Current tax assets	ZAR	26	139
Current tax assets	COP	417	294
Current tax assets	THB	15	-
Subtotal current tax assets		132,224	91,433
Non-current assets or groups of assets classified as held for sale	USD	1,629	2,454
Subtotal Non-current assets or groups of assets classified as held for sale		1,629	2,454
Total current assets		2,569,258	2,682,166
Other non-current financial assets	USD	51,828	8,687
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	77	71
Subtotal Other non-current financial assets		51,925	8,778
Other non-current non-financial assets	USD	21,236	19,101
Other non-current non-financial assets	BRL	17	22
Other non-current non-financial assets	COP	-	6
Other non-current non-financial assets	EUR	7	4
Other non-current non-financial assets	CLP	782	596
Subtotal Other non-current non-financial assets		22,042	19,729
Other receivables, non-current	USD	10,061	522
Other receivables, non-current	CLF	152	165
Other receivables, non-current	MXN	102	43
Other receivables, non-current	CLP	850	980
Subtotal Other receivables, non-current		11,165	1,710
Investments classified using the equity method of accounting	USD	23,417	57,777
Investments classified using the equity method of accounting	TRY	792	26,624
Investments classified using the equity method of accounting	AED	47,774	9,111
Investments classified using the equity method of accounting	EUR	11,082	14,315
Investments classified using the equity method of accounting	INR	1,304	1,568
Investments classified using the equity method of accounting	THB	1,624	40
Subtotal Investments classified using the equity method of accounting		85,993	109,435
Intangible assets other than goodwill	USD	176,282	185,951
Intangible assets other than goodwill	MXN	1,025	1,137
Intangible assets other than goodwill	CLP	182	136
Intangible assets other than goodwill	EUR	696	1,134
Intangible assets other than goodwill	CNY	222	-
Subtotal intangible assets other than goodwill		178,407	188,358
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	CLP	-	140
Purchases goodwill, gross	EUR	7,528	148
Subtotal Purchases goodwill, gross		41,966	34,726
Property, plant and equipment	USD	1,719,358	1,556,160
Property, plant and equipment	CLP	3,237	3,294
Property, plant and equipment	EUR	10,954	4,756
Property, plant and equipment	AED	923	-
Property, plant and equipment	BRL	111	-
Property, plant and equipment	MXN	2,494	5,588
Property, plant and equipment	COP	120	108
Property, plant and equipment	KRW	122	-
Subtotal property, plant and equipment		1,737,319	1,569,906
Right-of-use assets	USD	25,238	37,164
Right-of-use assets	EUR	2,428	-
Right-of-use assets	AED	60	-
Right-of-use assets	MXN	2,298	-
Subtotal Right-of-use assets		30,024	37,164
Current tax assets, non-current	USD	90,364	32,179
Subtotal Current tax assets, non-current		90,364	32,179
Total non-current assets		2,249,205	2,001,985
Total assets		4,818,463	4,684,151

		As of December 31, 2020			As of December 31, 2019
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	43,218	4,676	47,894	20,582	250,694	271,276
Other current financial liabilities	CLF	20,732	329	21,061	19,518	323	19,841
Other current financial liabilities	BRL	-	-	-	11	-	11
Subtotal other current financial liabilities		63,950	5,005	68,955	40,111	251,017	291,128
Lease liabilities, current	USD	-	4,750	4,750	-	7,694	7,694
Lease liabilities, current	MXN	-	416	416	-	-	-
Lease liabilities, current	EUR	-	362	362	-	-	-
Subtotal Lease liabilities, current		-	5,528	5,528	-	7,694	7,694
Trade and other payables	USD	83,425	-	83,425	44,146	-	44,146
Trade and other payables	CLF	123	-	123	-	-	-
Trade and other payables	BRL	9	-	9	10	-	10
Trade and other payables	THB	30	-	30	53	-	53
Trade and other payables	CLP	73,857	-	73,857	73,703	17,108	90,811
Trade and other payables	CNY	1,323	-	1,323	-	-	-
Trade and other payables	EUR	40,280	-	40,280	58,538	5	58,543
Trade and other payables	GBP	18	-	18	17	-	17
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	584	-	584	5,122	-	5,122
Trade and other payables	PEN	5	-	5	5	-	5
Trade and other payables	AUD	2,935	-	2,935	4,442	-	4,442
Trade and other payables	ZAR	1,168	-	1,168	2,260	-	2,260
Trade and other payables	AED	-	-	-	188	-	188
Trade and other payables	COP	175	-	175	192	-	192
Subtotal trade and other payables		203,933	-	203,933	188,677	17,113	205,790
Trade payables due to related parties, current	USD	-	282	282	475	-	475
Trade payables due to related parties, current	AUD	324	-	324	-	-	-
Subtotal Trade payables due to related parties, current		324	282	606	475	-	475
Other current provisions	USD	103,252	698	103,950	109,650	820	110,470
Other current provisions	ARS	-	-	-	7	-	7
Other current provisions	CLP	216	-	216	82	-	82
Other current provisions	EUR	-	-	-	6	-	6
Subtotal other current provisions		103,468	698	104,166	109,745	820	110,565

		As of December 31, 2020			As of December 31, 2019
		Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	20,981	20,981	2,863	14,994	17,857
Current tax liabilities	CLP	-	61	61	-	17	17
Current tax liabilities	EUR	-	642	642	-	-	-
Current tax liabilities	MXN	-	959	959	-	-	-
Subtotal current tax liabilities		-	22,643	22,643	2,863	15,011	17,874
Provisions for employee benefits, current	USD	2,981	6,011	8,992	12,486	3,901	16,387
Provisions for employee benefits, current	AUD	58	-	58	-	-	-
Provisions for employee benefits, current	CLP	3	-	3	-	-	-
Provisions for employee benefits, current	THB	-	-	-	-	-	-
Provisions for employee benefits, current	MXN	43	-	43	-	-	-
Subtotal Provisions for employee benefits, current		3,085	6,011	9,096	12,486	3,901	16,387
Other current non-financial liabilities	USD	51,995	397	52,392	117,136	154	117,290
Other current non-financial liabilities	THB	-	-	-	30	-	30
Other current non-financial liabilities	BRL	2	-	2	3	-	3
Other current non-financial liabilities	CLP	6,264	792	7,056	5,969	2,439	8,408
Other current non-financial liabilities	CNY	60	-	60	-	-	-
Other current non-financial liabilities	EUR	913	119	1,032	842	-	842
Other current non-financial liabilities	MXN	121	53	174	129	64	193
Other current non-financial liabilities	JPY	52	-	52	21	12	33
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	-	-	-	10	-	10
Other current non-financial liabilities	COP	-	-	-	-	-	-
Other current non-financial liabilities	ARS	-	117	117	20	-	20
Subtotal other current non-financial liabilities		59,477	1,478	60,955	124,230	2,669	126,899
Total current liabilities		434,237	41,645	475,882	478,587	298,225	776,812

		As of December 31, 2020
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	312,730	69,376	248,664	838,399	1,469,169
Other non-current financial liabilities	CLF	-	-	-	-	430,344	430,344
Subtotal Other non-current financial liabilities		-	312,730	69,376	248,664	1,268,743	1,899,513
Non-current lease liabilities	USD	1,977	-	-	-	4,158	6,135
Non-current lease liabilities	UF	15,258	-	-	-	-	15,258
Non-current lease liabilities	MXN	2,189	-	-	-	-	2,189
Non-current lease liabilities	JPY	1,964	-	-	-	-	1,964
Subtotal non-current lease liabilities		21,388	-	-	-	4,158	25,546
Non-current Trade and other payables	USD	-	4,027	-	-	-	4,027
Subtotal Non-current Trade and other payables		-	4,027	-	-	-	4,027
Other non-current provisions	USD	-	36,391	-	-	26,226	62,617
Subtotal Other non-current provisions		-	36,391	-	-	26,226	62,617
Deferred tax liabilities	USD	-	919	-	-	155,182	156,101
Subtotal Deferred tax liabilities		-	919	-	-	155,182	156,101
Provisions for employee benefits, non-current	USD	31,585	-	-	-	-	31,585
Provisions for employee benefits, non-current	CLP	610	-	-	-	-	610
Provisions for employee benefits, non-current	MXN	-	-	-	-	-	-
Provisions for employee benefits, non-current	JPY	4	-	-	-	-	4
Subtotal Provisions for employee benefits, non-current		32,199	-	-	-	-	32,199
Total non-current liabilities		53,587	354,067	69,376	248,664	1,454,309	2,180,003
Total liabilities							2,655,885

		As of December 31, 2019
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	89,896	42,336	313,749	13,749	617,055	1,076,785
Other non-current financial liabilities	CLF	-	-	-	-	411,938	411,938
Subtotal Other non-current financial liabilities		89,896	42,336	313,749	13,749	1,028,993	1,488,723
Non-current lease liabilities	USD	-	-	-	-	30,203	30,203
Subtotal non-current lease liabilities		-	-	-	-	30,203	30,203
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	23,014	167	-	1,452	10,057	34,690
Subtotal Other non-current provisions		23,014	167	-	1,452	10,057	34,690
Deferred tax liabilities	USD	-	-	-	-	183,411	183,411
Subtotal Deferred tax liabilities		-	-	-	-	183,411	183,411
Provisions for employee benefits, non-current	USD	-	-	-	-	34,884	34,884
Provisions for employee benefits, non-current	CLP	-	-	-	-	519	519
Provisions for employee benefits, non-current	MXN	-	-	-	-	236	236
Provisions for employee benefits, non-current	JPY	-	-	-	-	201	201
Subtotal Provisions for employee benefits, non-current		-	-	-	-	35,840	35,840
Total non-current liabilities		112,910	42,503	313,749	15,201	1,288,504	1,772,867
Total liabilities							2,549,679

b)	Effect of exchange rate changes on the statement of income

	For the period from January to December of the year
	2020	2019	2018
Foreign currency exchange rate changes	ThUS$	ThUS$	ThUS$
Profit (loss) in foreign currency	(4,423)	(2,169)	(16,597)
Foreign currency translation reserve (*)	14,176	562	(1,394)
Total	9,753	(1,607)	(17,991)

(*) includes MUS$ 14,580, which were transferred through sale of Grupo Tarsa, SQM Eastmed and other smaller companies.

The average and closing exchange rate for foreign currency is revealed in Note 3.3

Note 27 Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2020 and December 31, 2019, are as follows:

27.1	Current and non-current tax assets

(a)       Current

	As of December 31, 2020	As of December 31, 2019
Current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	37,123	47,283
Monthly provisional income tax payments, foreign companies	1,265	124
Corporate tax credits (1)	1,566	1,262
1st category tax absorbed by tax loss (2)	2,322	916
Taxes in recovery process	89,948	41,848
Total	132,224	91,433

(b) Non-current

	As of December 31, 2020	As of December 31, 2019
Non-current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	83,966	25,781
Total	90,364	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year, These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

27.2	Current tax liabilities

	As of December 31, 2020	As of December 31, 2019
Current tax liabilities	ThUS$	ThUS$
1st Category income tax	14,736	7,863
Foreign company income tax	7,838	9,944
Article 21 single tax	69	67
Total	22,643	17,874

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.38% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2020	2019
Spain	25%	25%
Belgium	25%	29.58%
Mexico	30%	30%
United States	21% + 3,36%	21% + 3,25%
South Africa	28%	28%

27.3 Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of December 31, 2020

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities as of December 31, 2020	ThUS$	ThUS$
Unrealized loss	90,585	-
Property, plant and equipment and capitalized interest	-	(187,168)
Restoration and rehabilitation provision	6,598	-
Manufacturing expenses	-	(107,215)
Staff severance indemnities, unemployment insurance	-	(6,669)
Vacation accrual	6,138	-
Inventory provision	22,200	-
Materials provision	8,812	-
Forward	-	-
Employee benefits	-	-
Research and development expenses	-	(3,580)
Bad debt provision	5,072	-
Provision for legal complaints and expenses	19,637	-
Loan acquisition expenses	-	(5,212)
Financial instruments recorded at market value	-	(3,929)
Specific tax on mining activity	-	(3,014)
Tax loss benefit	844	-
Other	1,454	-
Foreign items (other)	-	(654)
Balances to date	161,340	(317,441)
Net balance		(156,101)

(b)	Deferred tax assets and liabilities as of December 31, 2019

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities	ThUS$	ThUS$
Unrealized loss	82,075	-
Property, plant and equipment and capitalized interest	-	(197,167)
Facility closure provision	7,313	-
Manufacturing expenses	-	(106,420)
Staff severance indemnities, unemployment insurance	-	(6,000)
Vacation	5,591	-
Inventory provision	23,885	-
Materials provision	7,982	-
Employee benefits	2,689	-
Research and development expenses	-	(3,533)
Bad debt provision	3,542	-
Provision for legal complaints and expenses	2,546	-
Loan acquisition expenses	-	(3,856)
Financial instruments recorded at market value	-	(1,287)
Specific tax on mining activity	-	(1,357)
Tax loss benefit	2,296	-
Other	-	(2,021)
Foreign items (other)	311	-
Balances to date	138,230	(321,641)
Net balance		(183,411)

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2020

	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
Reconciliation of changes in deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(8,509)	-	(8,509)	(90,585)
Property, plant and equipment and capitalized interest	197,167	(9,999)	-	(9,999)	187,168
Facility closure provision	(7,312)	714	-	714	(6,598)
Manufacturing expenses	106,420	795	-	795	107,215
Staff severance indemnities, unemployment insurance	6,000	514	155	669	6,669
Vacation accrual	(5,591)	(547)	-	(547)	(6,138)
Inventory provision	(23,885)	1,685	-	1,685	(22,200)
Materials provision	(7,982)	(830)	-	(830)	(8,812)
Forward	-	1,001	(1,001)	-	-
Employee benefits	(2,689)	2,689	-	2,689	-
Research and development expenses	3,534	46	-	46	3,580
bad debt provision	(3,542)	(1,530)	-	(1,530)	(5,072)
Provision for legal complaints and expenses	(2,546)	(17,091)	-	(17,091)	(19,637)
Loan approval expenses	3,856	1,356	-	1,356	5,212
Junior mining companies (valued based on stock price)	1,287	-	2,642	2,642	3,929
specific tax on mining activity	1,356	1,668	(10)	1,658	3,014
Tax loss benefit	(2,296)	1,452	-	1,452	(844)
Other	2,021	(3,475)	-	(3,475)	(1,454)
Foreign items (other)	(311)	965	-	965	654
Total temporary differences, unused losses and unused tax credits	183,411	(29,096)	1,786	(27,310)	156,101

(d)       Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2019

	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
Reconciliation of changes in deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(6,243)	-	(6,243)	(82,075)
Property, plant and equipment and capitalized interest	196,843	324	-	324	197,167
Facility closure provision	(4,280)	(3,033)	-	(3,033)	(7,313)
Manufacturing expenses	103,760	2,660	-	2,660	106,420
Staff severance indemnities, unemployment insurance	5,679	1,007	(686)	321	6,000
Vacation accrual	(5,155)	(436)	-	(436)	(5,591)
Inventory provision	(28,155)	4,270	-	4,270	(23,885)
Materials provision	(6,239)	(1,743)	-	(1,743)	(7,982)
Forward	(2,169)	(514)	2,683	2,169	-
Employee benefits	(3,309)	620	-	620	(2,689)
Research and development expenses	2,216	1,317	-	1,317	3,533
bad debt provisions	(4,188)	646	-	646	(3,542)
Provision for legal complaints and expenses	(4,013)	1,467	-	1,467	(2,546)
Loan approval expenses	2,337	1,519	-	1,519	3,856
Financial instruments recorded at market value	976	-	311	311	1,287
specific tax on mining activity	3,278	(1,905)	(16)	(1,921)	1,357
Tax loss benefit	(1,124)	(1,172)	-	(1,172)	(2,296)
Other	(5,005)	7,026	-	7,026	2,021
Foreign items (other)	(259)	(52)	-	(52)	(311)
Total temporary differences, unused losses and unused tax credits	175,361	5,758	2,292	8,050	183,411

(e) Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2020, and December 31, 2019, tax loss carryforwards are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
Deferred taxes related to benefits for tax losses	ThUS$	ThUS$
Chile	818	2,296
Foreign	26	-
Total	844	2,296

The tax losses as of December 31, 2020 correspond mainly to SQM S.A., SQM Potasio S.A., SIT S.A., Orcoma SpA., and Orcoma Estudio SpA.

The tax losses from foreign companies correspond mainly to SQM Africa Pty Ltd. And SQM (Shanghai) Chemicals.

(f)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2020 and December 31, 2019 are detailed as follows:

	Assets (liabilities)
	As of December 31, 2020	As of December 31, 2019
Movements in deferred tax assets and liabilities	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(183,411)	(175,361)
Increase (decrease) in deferred taxes in profit or loss	29,096	(5,758)
Decrease in deferred taxes in equity	(1,786)	(2,292)
Total	(156,101)	(183,411)

(g)       Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Disclosures on income tax expense (benefit)	ThUS$	ThUS$	ThUS$
Current income tax (expense) income
Current tax expense	(97,374)	(116,483)	(207,959)
Adjustments to prior year current income tax (expense) benefit	(1,901)	12,222	1,577
Current income tax expense, net, total	(99,275)	(104,261)	(206,382)
Deferred tax expense
Deferred tax expense relating to the creation and reversal of temporary differences	26,219	2,551	26,434
Tax adjustments related to the creation and reversal of temporary differences from the previous year	2,877	(8,309)	973
Deferred tax expense, net, total	29,096	(5,758)	27,407
Income tax expense	(70,179)	(110,019)	(178,975)

Tax (expenses) benefit for foreign and domestic parties are detailed as follows:

	(Expense) Income
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Income tax (expense) benefit	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(9,782)	(7,394)	(7,516)
Current income tax expense, domestic, net	(89,493)	(96,867)	(198,866)
Current income tax expense, net, total	(99,275)	(104,261)	(206,382)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit, foreign parties, net	10,284	2,370	(1,885)
Current income tax benefit (expense), domestic, net	18,812	(8,128)	29,292
Deferred tax expense, net, total	29,096	(5,758)	27,407
Income tax expense	(70,179)	(110,019)	(178,975)

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and
(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and
(ii)	The Company has tax earnings, against which temporary differences can be used.

(i)       Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2020
Income tax related to other income and expense components	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
with a charge or credit to net equity	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	974	(145)	829
Cash flow hedge	(3,706)	1,001	(2,705)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	9,785	(2,642)	7,143
Total	7,053	(1,786)	5,267

	As of December 31, 2019
Income tax related to other income and expense components	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
with a charge or credit to net equity	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,310)	702	(2,608)
Cash flow hedge	1,908	(2,683)	(775)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	1,152	(311)	841
Total	(250)	(2,292)	(2,542)

	As of December 31, 2018
Income tax related to other income and expense components	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
with a charge or credit to net equity	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,327)	396	(931)
Cash flow hedge	5,723	-	5,723
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,546)	1,498	(4,048)
Total	(1,150)	1,894	744

(j)       Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (benefit). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Reconciliation between the tax income (expense) and the tax calculated by multiplying accounting income by the Chilean corporate income tax rate.

	(Expense) Benefits
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Income Tax Expense (Benefit)	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	238,538	390,622	621,038
Income tax rate in force in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(64,405)	(105,468)	(167,680)
Net effect of royalty tax payments	(4,659)	(4,314)	(4,919)
Effect of fines affected by article 21 and passive income	(1,804)	(724)	(2,957)
Tax effect of revenue from regular activities exempt from taxation	1,786	2,376	1,446
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(2,987)	(2,128)	(2,327)
Tax effect of tax rates supported abroad	(2,077)	(252)	(8,714)
Surplus provision Internal revenue service	-	-	3,517
Effects of changes resulting from classifying a permanent item as a temporary one	4,826	-	-
Other tax effects from reconciliation between accounting gains and tax expenses	(859)	491	2,659
Tax expense using the effective tax rate	(70,179)	(110,019)	(178,975)

(k)       Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

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

(ii)       United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

A subsidiary of the Company, SQM Iberian S.A., is being reviewed by the Spanish Tax Authority. This audit could involve adjustments to tax returns filed in Spain.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

On December 31, 2019, a current tax of ThUS$ 1,068 was recognized, which corresponds to a difference in taxes in SQM Europe N.V. determined at the end of an audit of transfer prices in the 2017 trade year.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

A subsidiary of the Company, SQM Africa Pty., is being reviewed by the South African Tax Authority. This audit could involve adjustments to tax returns filed in South Africa.

Note 28   Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

	As of December 31, 2020	As of December 31, 2019
Assets held for sale	ThUS$	ThUS$
Land	1,493	2,454
Mining rights	136	-
Total assets held for sale	1,629	2,454

Note 29  Events occurred after the reporting date

29.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared for the period ended December 31, 2020, were approved and authorized for issuance by the Company´s Board of Directors on March 3, 2021.

29.2	Disclosures on events occurring after the reporting date

The total financial impact of COVID-19 cannot be reasonably estimated at this time, due to uncertainty as to its severity and duration. It was anticipated that average sales volumes and prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country, and the fiscal and national incentives that can be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and evaluate the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On November 11, 2020, the DOJ presented a motion to dismiss the criminal information against the Company notified in Note 23. This motion was granted by the United States District Court for the District of Columbia on January 19, 2021. Note 21 contains further details.

An extraordinary shareholders' meeting held on January 22, 2021 resolved, among other matters, to approve an increase in the Company’s capital of US$ 1,100,000,000 by issuing 22,442,580 Series B shares, to be offered preferentially and under the same conditions only to Series B shareholders. Pursuant to Article 69 N° 5 of Law 18,046 on Corporations, the approval of this resolution grants the dissenting Series A shareholders the right to withdraw from the Company, upon payment by the Company of the value of their shares. A dissenting shareholder will be considered to be a Series A shareholder who at the meeting has opposed the resolution giving the right to withdraw, or who did not attend the meeting, but expressed their dissent in writing to the Company within 30 days of the date of the extraordinary shareholders' meeting, which is by February 21, 2021.

On January 7, 2021, Ocaña y Vega Limitada filed for arbitration against the Company to claim damages associated with the early termination of two construction contracts. The arbitration claim is valued at approximately ThUS$ 377.

On January 25, 2020, a sub-contractor´s employee sued the Company for compensation for a work-related accident in the sum of approximately ThUS$718.

On February 9, 2021, two of the Company´s subsidiaries signed an agreement to conclude a dispute related to sales contracts and a share of the joint venture with Sichuan SQM Migao Chemical Fertilizers Co Ltd. The Company received US$ 11.5 million as a result of this settlement.

On February 17, 2021, the Company reported that the Board of Directors approved the investment in the Mount Holland lithium project in Australia. This project is a joint venture with Wesfarmers Limited. The Company's share of the investment in the project is expected to reach approximately US$700 million between 2021 and 2025, according to information provided in the final feasibility study.

On February 23, 2021, the Company informed the CMF that the declaratory public deed referred to in the extraordinary shareholders' meeting of the Company held on January 22, 2021, where it was agreed, among other matters, to increase the share capital by US$1,100,000,000, through the issuance of 22,442,580 Series B shares, to be issued, subscribed and paid within the term expiring on January 22, 2024, and which will be offered preferentially and under the same conditions to Series B assignees of the options and/or third parties, which was subject to the Resolutory Condition requiring the exercise of the aforementioned right to withdraw of more than 0.5% of the total Series A shares of the Company, all under the terms and conditions agreed at the Shareholders' Meeting.

The Declaratory Deed:

(a)	establishes the waiver by the Company's board of directors, at an extraordinary meeting held on February 20, 2021, of the Resolutory Condition;

(b)	establishes that the legal term of 30 days for the exercise of the right to withdraw from the Capital Increase expired on February 21, 2021, and only one shareholder expressed their intention to exercise this right, for a total of 648 Series A shares, representing approximately 0.0004% of the total Series A shares. Therefore, the Resolutory Condition, had it not been for the waiver indicated above, would not have been fulfilled and would have deemed to have failed; and

(c)	establishes that pursuant to the provisions of the Meeting: (i) the Capital Increase and related matters have become effective as of February 1, 2021, the date on which the minutes of the Meeting were legalized in a public deed; (ii) the Capital Increase and related matters have become final, since the Resolutory Condition was waived by the Company's board of directors and would have failed, in any case, as the right to withdraw was exercised for less than 0.5% of the total Series A shares within the legal term; and (iii) with the execution of the Declaratory Deed, the requirements and formalities contemplated in the Meeting were fully met.

On March 3, 2021, the Board of Directors agreed to amend the general policy on regular transactions with related parties, approved at the meeting held on November 21, 2018, and it also approved a revised text of the policy, which is transcribed below:

1.	Regular transactions between the Company and Soquimich Comercial S.A., Ajay SQM Chile S.A., Ajay North America, Ajay Europe SARL, SQM Vitas Fzco, SQM Vitas Holland, SQM Vitas Brasil Agroindustria, SQM Vitas Perú S.A.C., Abu Dhabi Fertilizer Industries WWL, Plantacote NV and Pavoni & C. SpA. are as follows:

(a)	Any sale, marketing, distribution and supply of raw materials, by-products and products extracted, processed or marketed by the Company in any capacity by the aforementioned subsidiaries and affiliated companies.

(b)	Any advisory services provided by the Company related to the activities referred to in (a) above, and the procurement of such services by the aforementioned subsidiaries and affiliated companies;

(c)	Any advisory services covering financial, accounting, administrative, taxation, legal, infrastructure, advertising, IT, management, insurance, personnel selection, hiring, training and any general back office services provided by the Company, and the procurement of such services by the aforementioned subsidiaries and affiliated companies.

(d)	Any working capital finance provided by the Company to the aforementioned subsidiaries and affiliated companies not exceeding US$ 5 million in a 12 consecutive month period, based on these subsidiaries as a whole.

2.	Any engineering, environmental and other specialized studies provided by the Company to study, develop and construct mines related to the Mt. Holland project, and all ancillary activities required to complete those studies are regular transactions between the Company and Covalent Lithium Pty Ltd.

3.	The following transactions with related parties may be performed without complying with the requirements and procedures of Article 147 of Corporation Law, if they are regular, ordinary and required for the Company's normal business:

(a)	Any procurement from Empresa Nacional de Telecomunicaciones S.A. and Entel PCS Telecomunicaciones S.A. of telecommunications, computer and technology services in general, including the purchase, sale, lease and supply of equipment and goods required to operate and maintain these services, for amounts not exceeding US$ 5 million over a 12 consecutive month period, and

(b)	Any procurement from Banco de Chile of any kind of financial or brokerage transactions, purchases and sales of foreign currencies and other usual treasury transactions.

4.	The Board of Directors also unanimously agreed to expressly adopt a generally applicable authorization that allows the Company to procure the following transactions (i) those that are not a material amount, and (ii) those between legal entities in which the Company directly or indirectly owns at least 95% of the counterparty, all without the need to comply with the requirements and procedures in paragraphs 1) to 7) of Article 147 of Corporation Law. The Board of Directors has defined transactions with related parties that are a material amount as (a) those that total over 3,000 UF over a 12 consecutive month period for directors, principal executives, their related persons, their spouses or relatives up to the second degree of consanguinity, and any entity controlled directly or indirectly by any of them, and (b) the threshold determined in accordance with paragraph a) of Article 147 of Corporation Law for all other counterparties.

On March 3, 2021, the Board of Directors agreed to call an ordinary general shareholders' meeting for April 23, 2021.

Management has no knowledge of other significant events occurring between December 31, 2020 and the date of issue of these consolidated financial statements, which could have a significant effect on these.

