Form 20-F
period 2021-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2022-04-26
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

El Trovador 4285, 6
th
floor, Santiago, Chile +56 2 2425 2000
(Address of principal executive offices)

Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6 th
floor Santiago, Chile
, 755000
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

Series A Common Shares        142,819,552

Series B Common Shares         142,818,904

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
    Yes
☐
    No
☒

ii

iii

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F, except as otherwise provided or unless the context requires otherwise, all references to “
we
,” “
us
,” “
Company
” or “
SQM
” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (
sociedad anónima abierta
) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.

All references to “
US$
,” “
U.S. dollars,
” “
USD
” and “
dollars
” are to United States dollars, references to “
pesos,
” “
CLP
” and “
Ch$
” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “
UF
” are to
Unidades de Fomento
. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2021, UF 1.00 was equivalent to US$36.69 and Ch$30,991.74 according to the Chilean Central Bank (
Banco Central de Chile
). As of March 1, 2022, UF 1.00 was equivalent to US$39.54 and Ch$31,552.64.

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

GLOSSARY

“
assay values
” Chemical result or mineral component amount contained by the sample.
“
average global metallurgical recoveries
” Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.
“
average mining exploitation factor
” Index or ratio that measures the mineral exploitation effectiveness, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.
“
CAGR
”
Compound annual growth rate, the year over year growth rate of an investment over a specified period of time.
“
cash and cash equivalents
”
The International Accounting Standards Board (IASB) defines cash and cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
“
CCHEN
” The Chilean Nuclear Energy Commission (
Comisión Chilena de Energía Nuclear
).
“
Controller Group
” * A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.

iv

“
Corfo
” Production Development Corporation (
Corporación de Fomento de la Producción
), formed in 1939, a Chilean national organization in charge of promoting Chile’s manufacturing productivity and commercial development.

“
CMF
” The Chilean Financial Market Commission. (
La Comisión para el Mercado Financiero).

“
cut-off grade
” The minimal assay value or chemical amount of some mineral component above which exploitation is economical.

“
dilution
” Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.

“
exploitation losses
” Amounts of ore mineral that have not been extracted in accordance with exploitation designs.

“
fertigation
” The process by which plant nutrients are applied to the ground using an irrigation system.

“
geostatistical analysis
” Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of mineral resources and reserves.

“
heap leaching
” A process whereby minerals are leached from a heap, or pad, of ROM (run of mine) ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

“
horizontal layering
” Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).

“
hypothetical resources
” Mineral resources that have limited geochemical reconnaissance, based mainly on geological data and sample assay values spaced between 500–1000 meters.

“
Indicated Mineral Resource
” ** That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

“
Inferred Mineral Resource
” ** That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

“
industrial crops
” Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.

“
Kriging Method”
A technique used to estimate ore reserves, in which the spatial distribution of continuous geophysical variables is estimated using control points where values are known.

“LIBOR”
London Inter Bank Offered Rate.

“
limited reconnaissance
” Low or limited level of geological knowledge.

“
Measured Mineral Resource
” ** That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

“
metallurgical treatment
” A set of chemical and physical processes applied to the caliche ore and to the salar brines to extract their useful minerals (or metals).

“
Mineral Reserve
” ** An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

v

“
Mineral Resource
” ** A concentration or occurrence of material of economic interest in or on the earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“
ore depth
” Depth of the mineral that may be economically exploited.

“
ore type
” Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

“
ore
” A mineral or rock from which a substance having economic value may be extracted.

“
Probable Mineral Reserve
” ** The economically mineable part of an indicated and, in some cases, a measured mineral resource.

“
Proven Mineral Reserve
” ** The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

“
solar salts
”
A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-energy.

“
vat leaching
” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“
waste
” Rock or mineral which is not economical for metallurgical treatment.

“
Weighted average age
” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2021 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2021.

*
The definition of a Controller Group that has been provided is the one that applied to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045.

**	The definitions we use for resources and reserves are as defined in subpart 1300 of Regulation SK.

vi

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under “Item 4. Information on the Company,” “Item Number 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  Factors that could cause actual results to differ materially include, but are not limited to:
•	volatility of global prices for our products;
•	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•	the impact of the global novel coronavirus (COVID-19) pandemic, including any new strain and any associated economic downturn on our future operating and financial performance;
•	changes in production capacities;
•	the nature and extent of future competition in our principal markets;
•	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•	changes in raw material and energy prices;
•	currency and interest rate fluctuations;
•	risks relating to the estimation of our reserves;
•	changes in quality standards or technology applications;
•	adverse legal, regulatory or labor disputes or proceedings;
•	changes in governmental regulations;
•	a potential change of control of our company; and
•	additional risk factors discussed below under Item 3. “Key Information—Risk Factors."

vii

SU
MMARY OF RISK FACTORS

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

•	Our sales could be impacted by global shipping constraints.
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

viii

Risks Relating to Financial Markets

•	Currency fluctuations and risks associated with the discontinuation, reform or replacement of benchmark indices may have a negative effect on our financial performance.
•	We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Risks Relating to Chile

•	As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.
•	Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally .
•	Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations .
•
The
Chilean government could separately levy additional taxes on mining companies operating in Chile or declare lithium mining to be in the national interest, which could enable the expropriation of our lithium assets.

•	New legislation affecting mining licenses could materially adversely affect our mining licenses and mining concessions .
•	Legislation and growing case law regarding indigenous and tribal peoples might affect our development plans.
•	Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.
•	Chile is located in a seismically active region.

General Risks

•	The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.
•	Developments in other emerging markets could materially affect the value of our ADSs and our shares.
•	The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.
•	Our share or ADS price may react negatively to future acquisitions, capital increases and investments.
•	ADS holders may be unable to enforce rights under U.S. securities laws.
•	As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.
•	If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.
•	Changes in Chilean tax regulations could have adverse tax consequences for U.S. investors.

•	We are subject to risks related to the ongoing military conflict between Ukraine and Russia.

ix

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. For the year ended December 31, 2021, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2021, only 9 years remain on the term of the Lease Agreement and we had extracted approximately 32% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.

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

Our sales could be impacted by global shipping constraints

We sell our products in more than 110 countries in the world. Our products are shipped in containers or break bulk format
from the port terminals in Antofagasta, Tocopilla, Mejillones and Iquique in Chile.
Current challenges in the global shipping industry have led to congestion in ports, a shortage in containers, and a lack of space on ships. Because of this situation, we face a risk of potential supply chain disruptions that may adversely affect our operations and ability to deliver our products to our customers.
Depending on the terms of shipments to customers, the risk of loss related to these shipping issues
could fall on us.
Additionally, our revenues and collections may also be adversely affected by significant increases in the cost of transportation, as a result of increases in fuel or labor costs, higher demand for logistics
services, or otherwise, and transportation delays that
could have a
negative impact
on our
sales agreements
and
customer relationships
.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than 110 countries around the world. In 2021, approximately 53% of our sales were made in emerging market countries: 11% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile
;
and 26% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). In Note 21.1 to our consolidated financial statements, we reported revenues from Chile
,
Latin America and the Caribbean and Asia and others of US$1.8 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability, economic activity and policies in those countries as well as the duration of the COVID-19 or other pandemics. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have a US$2.25 billion investment plan for the years 2021-2024. The plan will allow us to expand our operations of lithium, iodine and nitrate by accessing natural resources both in the Salar de Atacama and caliche ore deposits in Chile as well as through the 50,0000 metric ton Mt. Holland lithium hydroxide project in Western Australia (a joint venture that we are developing with our partner Wesfarmers). The plan also aims to increase our mining capacity while protecting the environment, reduce operational costs and increase our annual production capacity of nitrates and iodine to meet expected growth in those markets.

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

We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 15% in 2021. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

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
Previously
, our reserve estimates in the Salar de Atacama were also reviewed by the Superior Council for Scientific Investigations (
Consejo Superior de Investigaciones Científicas
) or CSIC, and this information was presented to CCHEN.
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

Over 93% of our employees are employed in Chile, of which approximately 66% were represented by 20 labor unions as of December 31, 2021. As of December 31, 2021, all collective bargaining agreements had been renegotiated. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.

We are subject to recently enacted and might be subject to new local labor laws and regulations that govern, among other things, the relationship between us and our employees and will be subject to new labor bills currently under discussion in the Chilean Congress, mainly as a result of the impact of the global novel coronavirus (COVID-19) pandemic as well as to the economic and political volatility and civil unrest in Chile beginning in October and November 2019. There have been changes and proposed changes to various labor laws which include, but are not limited to, modifications related to teleworking, inclusion of workers with disabilities, minimum wage, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, regular work hours and other matters related to COVID-19.

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

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas.  We are also required to obtain an environmental license for those projects and activities. The Chilean Environmental Assessment Service (
Servicio de Evaluación Ambiental
) evaluates environmental impact studies and statements submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and/or water extraction. For example, on December 13, 2017, the Environmental Court of Antofagasta ordered a temporary and partial closure of certain water extraction wells located in the Salar de Llamara. In October 2018, the Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. On December 26, 2019, the same Court ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by the Chilean Environmental Enforcement Authority (
Superintendencia del Medio Ambiente
) or SMA in January 2019, did not comply with certain completeness and efficiency requirements of the Chilean environmental legislation.

In September 2021, SQM Salar S.A. proposed to the SMA a new environmental compliance plan, which is currently subject to review. We believe that the new proposed environmental compliance plan, safeguards the protection of the environment and is evaluating all courses of action available under applicable law with respect to this ruling.

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

In addition, our worldwide operations are subject to international and local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

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

As of March 1, 2022, two principal shareholder groups held in the aggregate 48.33% of our total outstanding shares, including 94.19% of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

As of March 1, 2021, one principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which owned approximately 25.20% of the total outstanding shares of SQM, and another principal shareholder is Tianqi Lithium Corporation (“Tianqi”), which directly and indirectly owned approximately 23.13% of the total outstanding shares of SQM.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF that there is currently no controlling shareholder of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition

Tianqi is a competitor in the lithium business, and as a result of the number of SQM shares that it owns, it has the right to choose up to three Board members. Under Chilean law, we are restricted in our ability to decline to provide information about us, which may include competitively sensitive information, to a director of our company. On August 27, 2018, Tianqi and the Chilean antitrust regulator, the Chilean National Economic Prosecutor’s Office (
Fiscalía Nacional Económica
), or FNE, entered into an extrajudicial agreement, under which certain restrictive measures were implemented in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which is defined as “sensitive information” under the agreement.

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

Disease outbreaks and other public health conditions, such as the global outbreak of COVID-19 currently being experienced, in markets in which we, our customers and our suppliers operate, could have a significant negative impact on our revenues, profitability and business. The Chilean government has imposed several measures that may affect our operations, including mandatory quarantines for people who have been in contact with infected people, restrictions on the number of people that can be together, and lockdowns on specific communities that may suffer higher rates of infection or death, among others.

As a precaution, our management has voluntarily implemented several additional measures to help reduce the speed at which COVID-19 may spread in our company, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high-risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with the evolving COVID-19 situation. While these measures have been implemented to reduce the risk of the spread of the virus in our facilities, there can be no assurance that these measures will reduce or limit the impact of COVID-19 on our operations, business, financial condition or results of operations. Our operations could be stopped as a result of, among other reasons, regulatory restrictions or a significant outbreak of the virus among our staff, which could prevent employees from reporting to shifts.

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

In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water by 65% and brine extraction by 50% of our authorized limits. We also announced a goal of obtaining international certifications and participating in international sustainability indices which we consider essential for a sustainable future.

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

Climate change and a global transition to a low carbon economy can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.

The impact of climate change and climate change-driven responses, such as a global transition to a low carbon economy on our operations and our customers’ operations
,
remains uncertain, but  the regulatory, market-risks associated with climate change as well as the physical effects of climate change could have an adverse effect on us and our customers as experts believe that climate change may be associated with more extreme weather conditions These effects could include, but may not be limited to, changes in regional weather patterns, including drought and rainfall levels, water availability, sea levels, storm patterns and intensities and temperature levels, including increased volatility in seasonal temperatures via excessively hot or cold temperatures. These extreme weather conditions could vary by geographic location.

Climate-derived threats include, among others, changes in regional weather patterns, including changes in precipitation and evaporation parameters that, on the one hand, intensify drought phenomena, affecting the availability of water and, on the other hand, bring intense rains in short periods of time that generate other unwanted events that affect our operation and also our surrounding communities, such as road closures, infrastructure, landslides, among others. Additionally, rising sea levels and storm surges, increasing the days of port closures could impact the supply chain affecting our customers and suppliers. Other events such as storm patterns and intensities, increased wind speed, heat waves, cold waves, among other events considered as acute physical risks of climate change. Other effects are related to temperature levels, including increased volatility in seasonal temperatures through excessively high or low temperatures. These extreme weather conditions may vary by geography and location. Weather conditions have historically caused volatility in the agricultural industry (and indirectly in our results of operations) by causing crop failures or significantly reduced harvests, which can adversely affect application rates, demand for our plant nutrition products and our customers’ creditworthiness. Weather conditions can also lead to a reduction in farmable acres, flooding, drought or wildfires, which could also adversely impact growers’ crop yields and the uptake of plant nutrients, reducing the need for application of plant nutrition products for the next planting season which could result in lower demand for our plant nutrition products and negatively impact the prices of our products.
Any prolonged change in weather patterns in our markets, as a result of climate change or otherwise, could have a material adverse impact on the results of our operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2021, the Chilean peso exchange rate was Ch$844.69 per U.S. dollar, while as of December 31, 2020 the Chilean peso exchange rate was Ch$710.95 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 18.8% in 2021. As of March 1, 2022, the Observed Exchange Rate was Ch$798.01 per U.S. dollar.

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

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This reform will, and other future reforms may, cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. Various replacement benchmarks, and the timing of and mechanisms for implementation are being considered. The transition away from LIBOR to risk-free reference rates (RFRs) requires financial firms to make a variety of internal changes, for example updating front-and back-office systems, retraining staff and redesigning processes, as well as potentially modifying or renegotiating potentially thousands of LIBOR-linked contracts. All banks and other financial market participants must eliminate their dependence on LIBOR by this date if they are to avoid disruption when the publication of LIBOR ceases. Although as of December 31, 2021 we had approximately US$70 million short- and long-term debt that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, financial condition and results of operations.

In addition to the financial benchmarks, there are also market benchmarks used for the pricing of our long-term supply contracts, which may also be subject to regulatory scrutiny, or which may be discontinued, reformed or replaced. For example, for some of our long-term supply contracts, prices reference to indices prepared by commodity reporting agencies such as the Shanghai Metals Market (SMM) and Fastmarkets.

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
We are exposed to economic and political volatility and civil unrest in Chile.  Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile.  In October and November 2019, Chile experienced riots and widespread mass demonstrations in Santiago and other major cities in Chile, triggered by an increase in public transportation fares in the city of Santiago, which involved violence and significant property damage and caused commercial disruptions throughout the country. As a result, on October 18, 2019 the Chilean government declared a 15-day period state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities. The state of emergency has since been lifted and the Chilean government has introduced several social reforms. Also in 2019, then President Sebastian Piñera announced a pay cut for members of the Chilean Congress and the highest-paid civil servants and replaced eight ministers of his government. On November 15, 2019, representatives of Chile’s leading political parties agreed to hold a referendum, allowing Chileans to vote on whether to replace the Chilean Constitution. In a November 2020 referendum, Chilean citizens strongly supported convening a constitutional convention to draft a new Chilean Constitution. Any new Constitution could significantly alter the Chilean political situation, affect the Chilean economy, its business outlook, change existing rights, including rights to exploit natural resources, and water and property rights, any of which could adversely affect our business, results of operations, and financial condition.
The constitutional convention has already drafted proposals that may have a material impact on our business and operations. Although the final text of the Constitution is still being discussed and the voting of the proposals is still at an initial stage, the convention has accepted some proposals which seek to annul all of the existing mining and water rights and establish a whole new regime regarding mining and exploitation of natural resources. Also, the convention has approved certain proposals seeking to protect indigenous people and to recover indigenous land and territories. Part of our operations are located in areas that may be deemed to be indigenous land according to current and future legislation. Once the full text of the new Chilean Constitution has been drafted, it will be submitted to a national referendum in which the Chilean citizens will decide to approve or reject this text by a simple majority vote. We cannot predict the outcome of such referendum. If the referendum rejects the text of the new Chilean Constitution, the existing Chilean Constitution would remain in effect.
We cannot give any assurance that these reforms and proposals or the constitutional reform process will resolve the social and economic concerns or that mass protests or civil unrest will not resume. The long-term effects of this social unrest are hard to predict but could include slower economic growth, which could adversely affect our business, results of operations, and financial condition.

In addition, in December 2021, Chile elected Gabriel Boric as the new president. President Boric took office on March 11, 2022 and his agenda is mainly focused on the elimination of private pension funds, social security programs, increases in the minimum wage and pensions, and increases in corporate taxes. President Boric is also a strong supporter of the constitutional reforms being considered by the constitutional convention drafting a new Chilean Constitution. While it is still very early in President Boric’s term and there is uncertainty regarding how President Boric’s reforms may affect the political and business climate in Chile in the future, it is possible that these reforms could lead to higher-than-expected inflation levels, unemployment, higher corporate taxes and financial constraints on small and medium-sized companies, any of which could have an adverse effect on our business, results of operations, and financial condition.

Future adverse developments in Chile, including political events, financial or other crises, changes to policies regarding foreign exchange controls, regulations, and taxation, may impair our ability to execute our business plan and could adversely affect our growth, results of operations, and financial condition. Inflation, devaluation, social instability, and other political, economic, or diplomatic developments could also reduce our profitability. Economic and market conditions in Chilean financial and capital markets may be affected by international events, which could unfavorably affect the value of our securities.
Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations.
A new Chilean Constitution is in the process of being drafted by a constitutional convention, which was convened on July 4, 2021. The constitutional convention will have approximately one year to draft an entirely new Chilean Constitution. A wide range of rights could potentially be under consideration for reform under the new Chilean Constitution, including mining rights, water rights and property rights generally. If approved by the constitutional convention, the final draft of the new Chilean Constitution will be submitted for approval to a public referendum with mandatory participation and would require a simple majority vote for approval. If a new Constitution is not approved, the existing Chilean Constitution, which has been in place since 1980, would remain in effect. There can be no assurance that the constitutional convention will agree on a draft of a new Chilean Constitution or that the Chilean citizens will approve any draft Chilean Constitution approved by the constitutional convention. Any changes to rights under a new Chilean Constitution could change the political situation of Chile and affect the Chilean economy and the business outlook for the country generally and our business, results of operations, and financial condition.
Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the constitutional convention could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

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

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (
Dirección General de Aguas
) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements.

In January 2022, the Chilean Congress approved a bill that amends the
Chilean
Water Code
(
Código de Agua
),
which is only waiting for its promulgation and subsequent publication in order to become
an applicable Chilean law. This modification introduces several changes to the
Water Code.
  A
significant
amendment is the change in the
time periods for
which the water rights were granted. According to this new legislation
,
water rights
: (1)
will have a temporary nature being granted for a maximum of 30 years (
the specific
period will depend on the characteristic of the riverbed and its water availability);
(2)
will be subject
, in whole
or
in part,
to expiration for its non-use;
(3)
will have to
give
human consumption and sanitation priority in the use of water; and
(4)
will be subject to a minimum ecological flow to ensure nature conservation and environmental protection, as
determined by the Water Authority. It shall be noted that the water regulation and its distribution is one of the most important focuses of the constitutional convention
, and therefore, new changes may come into effect.

The Chilean Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.
The Chilean
Congress is currently processing a bill, bulletin 10,638-08, which “Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest.” The purpose of this bill is to enable the potential expropriation of our assets, or our lithium operations in general. The bill is subject to further discussion in the Chilean
Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean
Congress,
or
that its final wording will not refer to us or our lithium operations. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on mining companies operating in Chile.

In Chile, there is a royalty tax that is applied to mining activities developed in the country.
The Chilean Congress is currently processing a bill, bulletin 12,093-08, which proposes to institute a royalty fee of 3% on the value of extracted minerals. The bill is subject to further discussion in the Chilean Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean Congress. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

New
legislation
affecting mining licenses
could materially adversely affect our mining licenses and mining concessions
.

Law No. 21,420
,
published in the Official Gazette on February 4, 2022, reduces or eliminates certain tax exemptions in order to finance a new social security program
called “Universal Guaranteed Pension”. Among others  changes, this law contemplates amendments to the Chilean Mining Code, such as
:
(i) the increase in the value of the mining licenses related to the mining concessions (
an
increase of at least 4 times the previous value); (ii) the modification of the term on which the mining
exploration concessions are granted and the prohibition
on
the holder to
obtain
a new
mining
exploration concession in the same area once the previous
concession
has expired; and (iii) amendments to the mining concessions
award
process.

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
The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Igndigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by the Indigenous Rights Convention.

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

Chile is prone to earthquakes because it is located along major fault lines. During 2017-2021, Chile has experienced several earthquakes which had a magnitude of over 6.0 on the Richter scale. There were also earthquakes in the past decade that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

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

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages.  We may also seek to strengthen our leadership position in our core businesses through divestitures of certain assets or stakes in subsidiaries that we believe will allow us to concentrate our efforts on our core businesses. Depending on our capital structure at the time of any acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. We may also carry out capital increases, such as the one undertaken in 2021, in order to raise capital for our capital plan. In addition, any divestitures we effect may not result in strengthening our position in our core businesses as anticipated. Any change in our financial condition could affect our results of operations and negatively impact our share or ADS price.

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

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. Although in connection with the 2021 capital increase, we filed a registration statement that permitted holders of ADSs to exercise preemptive rights, we may, in our absolute discretion, decide not to prepare and file such a registration statement in a future capital increase. If our ADS holders were unable to exercise their preemptive rights in a future capital increase because we do not file a registration statement, the ADS depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the ADS depositary is not able sell the rights, the rights would expire and have no further value and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for
2021
.  Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs.  For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements.  The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.
Cash dividends paid by the Company with respect to the shares, including the shares represented by ADSs, will be subject to a Chilean withholding tax at a rate of 35%, less the credit available for corporate tax, which must be withheld and paid by the Company (the
“
Withholding Tax
”).
The effective rate of Withholding Tax imposed on dividends attributed to earnings in 2021 of the Company and distributed during the same period was 23.90412%.
Changes in Chilean tax regulations could have adverse consequences for U.S. investors.
For example
, the changes introduced by Law
No.
21,420 that will
be effective
on September 1, 2022, by which the highest value
or gain
obtained in the sale on the stock exchange or in a public offering process of shares of corporations with a high
stock market presence will be affected by a single tax with a rate of 10%, except for certain
institutional investors
,
could
have adverse tax
consequences
for
investors
resident
in the United States
.
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

We are subject to risks related to the ongoing military conflict between Ukraine and Russia and it may have a material adverse effect on our business, financial condition and results of operations

On February 24, 2022, Russia launched a military invasion of Ukraine. The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia. While the precise effects of the ongoing military conflict and these sanctions on the Russian and global economies remain uncertain, they have already resulted in significant volatility in financial markets as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, markets may face various economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including natural
gas, oil
, fertilizers
and agricultural goods, significant disruptions in logistics infrastructure, telecommunications services, the risk of unavailability of information technology systems and infrastructure, among others, given that Russia and Ukraine are significant exporters of commodities. The resulting impacts on financial markets, inflation, interest rates, unemployment and other matters could disrupt the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, displacement of persons to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

ITEM 4.

INFORMATION ON THE COMPANY

4.A.

 History and Development of the Company
Historical Background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile. We were constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago, Mr. Sergio Rodríguez Garcés. Our existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and we were registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. Our headquarters is located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. Our telephone number is +56 2 2425-2000. We are legally referred to by our full name Sociedad Química y Minera de Chile S.A. as well as commercially by the abbreviated name “SQM.” Our Website is www.sqm.com. The information contained on or linked from our website is not included as part of, or incorporated by reference into this report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at
www.sec.gov
.

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. In 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADS represents one Series B common share. We have from time to time accessed international capital markets for the issuance of additional ADSs in, including most recently the US$1.1 billion capital increase in 2021.

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

Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Carmen Lithium production facility, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria.  Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. We continued expanding our iodine capacity in 2018, which, including Pedro de Valdivia and Nueva Victoria, reached approximately 14,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Minera Exar lithium project in Caucharí-Olaroz in the Jujuy province of Argentina. Our interest was sold to Ganfeng Lithium Netherlands Co., BV in 2018. Ganfeng is responsible for a US$50 million deferred payment to us if certain sales goals are met by the project
. In 2016, we also made a capital contribution of US$20 million to Elemental Minerals Limited (“Elemental Minerals”), an Australian based company whose main assets are various potassium deposits in the Republic of Congo.

In 2017, we entered into a 50/50 joint venture with respect to the Mt. Holland lithium project to design, construct and operate a mine, concentrator and refinery for the production of lithium hydroxide.

On September 23, 2019, Wesfarmers Limited (“Wesfarmers”) acquired all the issued ordinary shares in our joint venture partner and became a 50% partner in the Mt. Holland lithium project in the joint venture with SQM Australia Pty.

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

In 2021, in the Salar de Atacama, we began preparing an external audit in IRMA’s rigorous responsible mining certification process.

On February 16, 2021, our Board approved the investment of approximately US$700 million for our 50% share of the development costs of the Mt. Holland lithium hydroxide project in the joint venture with Wesfarmers. During 2021, our lithium carbonate production in Chile reached an effective capacity of 120,000 metric tons and we expect to increase this to 180,000 metric tons and our lithium hydroxide capacity to 30,000 metric tons during 2022.

In November 2021, we were accepted into the Dow Jones Sustainability Chile and the Dow Jones Sustainability MILA Pacific Alliance Indices for the second year in a row
.

Capital Expenditure Program

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. In 2021, we also worked on the expansion of our lithium carbonate and lithium hydroxide capacity in Chile, which reached 120,000 metric tons and 21,500 metric tons respectively by the end of 2021. We also began expansions related to the mining and production facilities of nitrates and iodine in Chile and lithium hydroxide in Western Australia.

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 were as follows:

(in millions of US$)	2021	2020	2019
Capital expenditures	471.5	322.2	321.3

During 2021, we had total capital expenditures of US$471.5 million. Our 2021 capital expenditure was primarily related to:

•
Capacity expansion projects related to the completion of our increase of our lithium carbonate production in Chile from 70,000 metric tons per year to 120,000 metric tons per year and investment in our lithium carbonate production from 120,000 to 180,000 metric tons per year;

•
Completion of capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year and commencement of a further capacity expansion of lithium hydroxide production in Chile from 21,500 metric tons per year to 30,000 metric tons per year;

•	Investment in our new 50,000 metric ton lithium hydroxide facility in Western Australia;
•	Optimization projects related to iodine production plants in Nueva Victoria; and
•	General maintenance of all production units in order to ensure the fulfillment of production and sales targets.

During 2020, we had total capital expenditures of US$322.2 million, a decrease compared to the US$450 million that was originally expected as a result in the delay of the purchasing of equipment. Our 2020 capital expenditure was primarily related to:

•	Capacity expansion projects related to the increase of our lithium carbonate production in Chile from 70,000 metric tons per year to 120,000 metric tons per year;
•	Capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year;
•	Optimization projects related to potassium nitrate production plants in Coya Sur; and
•	General maintenance of all production units in order to ensure the fulfillment of production and sales targets.

During 2019, we had total capital expenditures of US$321.3 million, primarily related to:

•
Capacity expansion projects related to the completion of the increase of our lithium carbonate production in Chile to 70,000 metric tons per year and the commencement of our lithium carbonate expansion project in Chile to reach 120,000 metric tons per year.

•	Capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year;
•	Investments to increase iodine capacity to 14,800 metric tons per year in the Nueva Victoria mine; and
•	Capacity expansion and optimization projects related to potassium nitrate production plants II, III and IV in Coya Sur.

We believe that our capital expenditures for 2022 could reach approximately US$900 million focused on the increase of our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile, and development of our lithium project in Australia, as well as the maintenance of our production facilities in order to strengthen our ability to meet our production goals. We expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 180,000 and 30,000 metric tons, respectively, during the first half of 2022. We will also begin the investment in a new lithium expansion in Chile, increasing lithium carbonate and lithium hydroxide capacity to approximately 210,000 and 40,000 metric tons, respectively, by 2024. We will also invest heavily in our Mt. Holland lithium project in Western Australia through the purchase of necessary equipment and continuing the construction of the project.

In addition, we will begin
investments in the Pampa Orcoma project in the Tarapacá Region of Chile to increase effective iodine capacity by approximately 2,500 metric tons, and increase our nitrate salts production by 320,000 metric tons, including the use of 200 liters/second of seawater for the leaching operation.
Production is expected to start during 2024.

4.B.	Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in approximately 110 countries through our worldwide distribution network, with 92% of our sales in 2021 derived from countries outside Chile.

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

For the year ended December 31, 2021, we had revenues of US$2,862.3 million, gross profit of US$1,090.1 million and profit attributable to controlling interests of US$585.5 million. Our worldwide market capitalization as of December 31, 2021 was approximately US$15.5 billion.

Specialty Plant Nutrition
: We produce four main types of specialty plant nutrients which offer nutritional solutions for fertigation, direct soil and foliar fertilizer applications: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these products are used in either solid or liquid form mainly on high value crops such as fruit, flowers and some vegetables. These fertilizers are widely used in crops that use modern agricultural techniques such as hydroponics, greenhouses and crops with foliar application and fertigation (in the latter case, the fertilizer is dissolved in water before irrigation).

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

We have developed brands for marketing according to the different applications and uses of our products. Our main brands are: Ultrasol
R
(fertigation), Qrop
R
(soil application), Speedfol
R
(foliar application) and Allganic
R
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

Lithium and its Derivatives
: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries used in electric vehicles, portable computers, tablets, cellular telephones and electronic apparatus, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for cathodes for high energy capacity batteries.

Potassium:
We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

Industrial Chemicals
: We produce and sell three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment, metal recycling and the production of insulation materials, among other uses. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics, enamel industries, metal treatment and pyrotechnics. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

Other Products and Services:
We also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2021, 2020 and 2019 according to our product lines:

	2021	2020	2019
Specialty Plant Nutrition	32%	39%	37%
Iodine and Derivatives	15%	18%	19%
Lithium and Derivatives	33%	21%	26%
Potassium	15%	12%	11%
Industrial Chemicals	5%	9%	5%
Other	1%	2%	2%
Total	100%	100%	100%

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

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2021, the team has confirmed the existence of high-grade copper and gold mineralization at the Bufalo project, located 120 kilometers east of the city of Antofagasta. The Bufalo project corresponds to a district that hosts several mineralized bodies of copper, copper-gold and copper-gold-silver in which SQM has already drilled nearly 99,000 meters of drilling, using our own diamond and RC drilling machines. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of February 2022, we had three option agreements in place with four mining companies and private equity firms. We participated in the formation of two joint ventures as a result of exercising an option agreement with a junior mining company.

Main Business Lines

Specialty Plant Nutrition

In 2021, specialty plant nutrients revenues increased to US$908.8 million, representing 31.8% of our total revenues for that year. We believe that we are the world’s largest producer of potassium nitrate. We estimate that our 2021 sales volume represented approximately 51% of the total global potassium nitrate used for all applications, remaining flat with our sales volume in 2020. We estimate that our sales accounted for approximately 51% of global potassium nitrate sales for all agricultural uses by volume in 2021. During 2021, the agricultural potassium nitrate market increased approximately 4% when compared to 2020. These estimates do not include potassium nitrate produced and sold locally in China, only Chinese net imports and exports.

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

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2021, 2020 and 2019:

	2021	2020	2019
Sales volumes (Th. MT)
Sodium nitrate	32.1	25.6	30.2
Potassium nitrate and sodium potassium nitrate	643.6	575.2	617.4
Specialty blends (1)	304.0	271.3	238.9
Other specialty plant nutrients (2)	174.9	164.4	155.3

Total revenues (in US$ millions)	908.8	701.7	723.9

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

In 2021, our specialty plant nutrients revenues increased to US$908.8 million, representing 32% of our total revenues for that year and a 29.5% increase from US$701.7 million in specialty plant nutrients revenues in 2020. Prices increased approximately 16.3% in 2021.

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

During 2021, through our research and development team
, we continued the development of
products such as Ultrasoline®, Ultrasol K Acid®, ProP® and Prohydric®. Ultrasoline® is a new product that, together with potassium nitrate, incorporates iodine, an essential element for plants, allowing better root growth, optimal photosynthesis and better tolerance to oxidative stress, among other advantages.

Specialty Plant Nutrition: Marketing and Customers

In 2021, we sold our specialty plant nutrients in approximately 103 countries and to more than 1,200 customers. No customer represented more than 10% of our specialty plant nutrition revenues during 2021, and our ten largest customers accounted in the aggregate for approximately
28
% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2021	2020	2019
North America	35%	35%	34%
Europe	20%	21%	21%
Chile	15%	14%	15%
Central and South America (excluding Chile)	10%	10%	11%
Asia and Others	21%	20%	20%

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

SQMC’s total sales reached US$159 million and US$118 million in 2021 and 2020, respectively. During 2021, no client represented more than 10% of the sales of the Company. According to the customs information related to fertilizers, the market participation of fertilizers imported directly by SQMC during 2021 was approximately 24%.

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

In the potassium nitrate market, our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 17% of total world sales during 2021 (excluding sales by Chinese producers to the domestic Chinese market). Our sales accounted for approximately 51% of global potassium nitrate sales by volume for the period.

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

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2021, our revenues from iodine and iodine derivatives amounted to US$437.9 million, representing 15.3% of our total revenues in that year. We estimate that our sales accounted for approximately 31% of global iodine sales by volume in 2021.

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

X-ray contrast media is the leading application of iodine, accounting for approximately 24% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 13%; iodophors and povidone-iodine, 8%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 6%; nylon, 4%; human nutrition, 4% and other applications, 14%.

During 2021, the demand for iodine had a significant recovery compared to 2020, and exceeded the demand levels of 2019. Main drivers of this increase were in the X-ray contrast media market, in which demand grew by 14-15% compared to 2020, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies, mainly China. Another application for which demand increased above the market average was polarizing films for screens, growing around 6% compared to 2020, due to the reduction in TV costs, increased screen sizes and home office and home school trends as a result of the pandemic.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total production capacity of approximately 16,000 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

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

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2021, 2020 and 2019:

	2021	2020	2019
Sales volumes (Th. MT)
Iodine and derivatives	12.3	9.7	12.7

Total revenues (in US$ millions)	437.9	334.7	371.0

Our revenues increased to US$437.9 million in 2021 from US$334.7 million in 2020. This increase was primarily attributable to higher sales volumes and higher average prices during 2021. Average iodine prices were more than 2.8% higher in 2021 than in 2020. Our sales volumes increased 27.2% in 2021.

Iodine: Marketing and Customers

In 2021, we sold our iodine products in approximately 52 countries to approximately 260 customers, and most of our sales were exports. Two customers each accounted for more than 10% of our iodine revenues in 2021. These two customers accounted for approximately 42% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2021	2020	2019
North America	23%	27%	24%
Europe	40%	42%	33%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	3%	2%
Asia and Others	34%	27%	40%

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

Five Chilean companies accounted for approximately 58% of total global sales of iodine in 2021, including SQM, with approximately 31%, and four other producers accounting for the remaining 27%. The other Chilean producers are Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 27% of global iodine sales in 2021, including recycled iodine.

We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2021.

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

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices increased to approximately US$36 per kilogram in 2021, from the average sales prices of approximately US$35 per kilogram observed in 2020. During the first half of 2021, the price remained similar to 2020. However, in the second half of the year, the growth in demand and the challenging international logistics situation led to a gradual increase in prices.

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

Lithium and its Derivatives

In 2021, our revenues from lithium sales amounted to US$936.1 million, representing 32.7% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 19% of the global lithium chemicals sales volumes.

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

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 84% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 70% of total lithium demand.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases (approximately 4% of total lithium demand), heat-resistant glass (ceramic glass) (approximately 2% of total lithium demand), chips for the ceramics and glaze industry (approximately 1% of total lithium demand), chemicals for air conditioning (approximately 1% of total lithium demand), and many others, including pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

•	is the lightest solid metal and element at room temperature;
•	is low density;
•	has a low coefficient of thermal expansion;
•	has high electrochemical potential; and
•	has a high specific heat capacity.

During 2021, lithium chemicals demand increased by approximately 55%, reaching approximately 528,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Carmen Lithium production facility, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama. The annual production capacity of our lithium carbonate plant at the Carmen Lithium production facility is now 120,000 metric tons per year. We are in the process of increasing our production capacity to 180,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at the same plant at the Carmen Lithium production facility, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 21,500 metric tons per year and we are in the process of increasing this production capacity to 30,000 metric tons per year. In addition, in February 2021 our Board approved the investment for our 50% share of the development costs in the Mt. Holland lithium project in our joint venture with Wesfarmers, which we expect will have a total production capacity of 50,000 metric tons.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2021, 2020 and 2019:

	2021	2020	2019
Sales volumes (Th. MT)
Lithium and derivatives	101.1	64.6	45.1

Total revenues (in US$ millions)	936.1	383.4	505.7

Our revenues in 2021 were US$936.1 million, a 144.2% increase from US$383.4 million in 2020, due to higher average prices and higher sales volumes during the year. The average price for 2021 was approximately 56.1% higher than the average price in 2020.

Lithium: Marketing and Customers

In 2021, we sold our lithium products in approximately 43 countries to approximately 244 customers, and most of our sales were to customers outside of Chile. No customer accounted for more than 10% of our lithium revenues in 2021. Our ten largest customers accounted in the aggregate for approximately 44% of revenues. One supplier accounted for 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2021	2020	2019
North America	5%	7%	9%
Europe	8%	13%	15%
Chile	0%	0%	0%
Central and South America (excluding Chile)	1%	0%	1%
Asia and Others	86%	80%	75%

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

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2021, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 101,000 metric tons of lithium carbonate and hydroxide, SQM’s market share of lithium chemicals was approximately 19% in 2021. One of our main competitors is Albemarle Corporation (“Albemarle”), which produces lithium carbonate and lithium chloride in Chile and the United States, along with lithium derivatives in the United States, Germany, Taiwan and China, with a lithium chemical market share of approximately 19%. Albemarle also owns 49% of Talison Lithium Pty Ltd. (“Talison”), an Australian company, that is the largest producer of concentrated lithium minerals in the world, based in Western Australia. The remaining 51% of Talison is owned by Tianqi Lithium Energy Australia Pty Ltd (“TLEA”), through a joint venture with the Chinese company Tianqi Lithium Corp. (“Tianqi”), with 51% of the ownership, and the Australian IGO Limited with the remaining 49%, producing basic lithium chemicals in China from concentrated lithium minerals. Talison sells a part of its concentrated lithium mineral production to the direct use market, but most of its production, representing approximately 14% of total lithium chemical demand, is converted into basic lithium chemicals in China by Tianqi and Albemarle. Currently, Tianqi and Albemarle are planning to begin production at their new lithium hydroxide plants in China and Australia, which are expected to be operational during 2022. Tianqi is also a significant shareholder of ours, holding approximately 23.13% of our shares as of March 1, 2022.

Another important competitor is Livent Corporation (“Livent”), with an estimated market share of approximately 4%. Livent has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. In addition, Livent produces lithium derivatives in the United States, the United Kingdom and China. Orocobre Ltd., based in Argentina, produces lithium carbonate, with a market share of approximately 2%.

Australia is an important source of concentrated lithium minerals. Since 2018, two producers have doubled their production of concentrated mineral, which is currently converted into lithium chemicals in China. One of these producers is a joint venture between Ganfeng Lithium Co. (“Ganfeng”) and Mineral Resources Ltd in the Mt. Marion project. Galaxy Resources Ltd. is another important producer with operations in Mt. Cattlin. Additionally, Pilbara Minerals has been operating since 2018 in the Pilgangoora deposit. In addition, there were at least ten other companies producing lithium in China from brines or minerals in 2021.

We believe that lithium production will continue to increase this decade, in response to an increase in demand growth. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2021, our potassium chloride and potassium sulfate revenues amounted to US$416.6 million, representing 14.6% of our total revenues and a 99.0% increase compared to 2020, as a result of increased average prices and higher sales volumes. We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2021.

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

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 2 to 3%. We estimate that demand in 2021 reached approximately 71 million metric tons.

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

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2021, 2020 and 2019:

	2021	2020	2019
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	893.2	726.7	597.3

Total revenues (in US$ millions)	416.6	209.3	212.2

Our revenues in 2021 were US$416.6 million, a 99.0% increase from US$209.3 million in 2020, due to significantly higher prices and higher sales volumes during the year. Our sales volumes in 2021 were approximately 22.9% higher than sales volumes reported during 2020.

Potassium: Marketing and Customers
In 2021, we sold potassium chloride and potassium sulfate to approximately 543 customers in approximately 38 countries. One individual customer accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2021, representing approximately 13% of our revenues in the business line. We estimate that our ten largest customers accounted in the aggregate for approximately 46% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 11% of the cost of sales for the business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2021	2020	2019
North America	14%	19%	20%
Europe	8%	14%	13%
Chile	12%	11%	13%
Central and South America (excluding Chile)	51%	35%	31%
Asia and Others	14%	21%	23%

Potassium: Competition

We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2021. Our main competitors are Nutrien, Uralkali, Belaruskali and Mosaic. We estimate that in 2021, Nutrien accounted for approximately 19% of global sales, Belaruskali accounted for approximately 18% of global sales, Uralkali accounted for approximately 18% of global sales, and Mosaic accounted for approximately 13% of global sales.

Industrial Chemicals

In 2021, our revenues from industrial chemicals were US$132.0 million, representing approximately 4.6% of our total revenues for that year.

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

In addition, this product line has also experienced growth from the use of industrial sodium and potassium nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio and are used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

We see a growing trend for the CSP application as a result of its economic value in the need to develop long duration electricity storage worldwide. Thermal storage using solar salts are also being developed in “Carnot Batteries”. These batteries are charged with thermal energy recovered by other renewable sources like PV and wind, through electrical heaters. These systems represent an excellent solution for achieving global decarbonization targets defined around the world and can be deployed in locations where other technologies are not physically or economically viable, to provide long duration energy storage. The thermal storage of CSP plants helps to improve the stabilization of the electricity grid. Like all large power generation plants, such large CSP power plants are capital intensive and require a relatively long development period.

We supply solar salts to CSP projects around the world. In 2021, we sold approximately 100,000 metric tons of solar salts to supply a CSP project in the Middle East. We expect to supply over 400,000 metric tons to this project between 2020-2022. In addition, there are several major solar salt and Carnot Battery projects currently under development worldwide that we believe we could supply between 2022-2025.

We are also experiencing a growing interest in using solar salts in thermal storage solutions not related to CSP technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities for solar salts uses in the near future, such as retrofitting coal plants.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2021, 2020 and 2019:

	2021	2020	2019
Sales volumes (Th. MT)
Industrial chemicals	174.5	225.1	123.5

Total revenues (in US$ millions)	132.0	160.6	94.9

Revenues for industrial chemicals decreased to US$132.0 million in 2021 from US$160.6 million in 2020, as a result of lower sales volumes in this business line. Sales volumes in 2021 decreased 22.5% compared to sales volumes reported last year.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 59 countries in 2021 to approximately 280 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2021, accounting for approximately 51%, and our ten largest customers accounted in the aggregate for approximately 66% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues for 2021, 2020 and 2019:

Revenues breakdown	2021	2020	2019
North America	23%	15%	29%
Europe	14%	7%	16%
Chile	3%	3%	42%
Central and South America (excluding Chile)	6%	3%	7%
Asia and Others	55%	72%	6%

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

Industrial Chemicals: Competition

We believe that we are one of the world's largest producers of industrial sodium nitrate and potassium nitrate. In 2021, our estimated market share by volume for industrial potassium nitrate was 71% and for industrial sodium nitrate was 43% (excluding domestic demand in China and India).

Our competitors in sodium nitrate are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In sodium nitrate, BASF AG, a German corporation, and several producers in Eastern Europe and China are competitive since they produce industrial sodium nitrate as a by-product. Our industrial sodium nitrate grades also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitors in the industrial potassium nitrate business are Haifa Chemicals, Kemapco and some Chinese producers, which we estimate had a market share of 6%, 5% and 4%, respectively, in 2021. We estimate that our market share was approximately 71% for 2021.

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

Caliche Ore Deposits

Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2021, our mining operations concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Oeste, Norte and Torcaza. The Second Region mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

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

During 2021, SQM worked with two continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.

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

During 2021, the Pedro de Valdivia site generated solutions produced by leaching the mine tailings. These solutions are treated at the iodide plant at Pedro de Valdivia. After iodide is obtained, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2021, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur. Crystallized sodium nitrate is processed at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and discarding formed sodium chloride. Depending on the specifications of the required product, it is subjected to an adiabatic or atmospheric cooling process to obtain the required quality.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. During 2021, we worked on several initiatives to improve productivity, including the commencement of the construction of a new magnesium abatement plant in Sur Viejo which will allow for high content potassium nitrate salt recovery from potassium salts from the Salar de Atacama. This plant will begin the commissioning process in the first half of 2022. We also began the removal of magnesium in nitrates from Pedro de Valdivia by using high sulfate salts from Pampa Blanca that allow for improved nitrate recovery during the evaporation ponds process.

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

Iodine and Iodine Derivatives

During 2021, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia.
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

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO 9001:2015 program, providing third-party certification—by TÜV-Rheinland—of the quality management system. The last recertification process was approved in November 2020, valid through 2023.

Our total iodine production in 2021 was 10,225 metric tons: 7,954 metric tons from Nueva Victoria, 795 metric tons from Iris, and 1,506 metric tons from Pedro de Valdivia. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current production capacity at our iodine production plants is approximately 16,000 metric tons per year, this considers efficiency projects at the Nueva Victoria prilling plant, which now has a total capacity of 11,000 metric tons, and at our plant in Pedro de Valdivia, with a total capacity of 5,000 metric tons. Currently, all the finished iodine is produced in Nueva Victoria, since production at the Pedro de Valdivia plant has been suspended since November 2021 and will be restarted as more iodine production capacity is needed.

In November 2021, the Tarapacá Environmental Assessment Commission environmentally authorized the Tente en el Aire project, which allows the productive capacities of the Nueva Victoria Faena facility to be increased, incorporating seawater for its processes. This project expects to incorporate the use of 900 liters per second of seawater, increasing the mine area and allowing for increased production of iodine and nitrate salts.

In parallel, work is being done on the new Pampa Orcoma project in the Tarapacá Region. This has an approved RCA for 2,500 tons of iodine per year and 320,000 tons of nitrate-rich salts per year, in addition to the use of 200 l/s of seawater for the leaching operation. Currently, progress is being made with the processing of the necessary permits for its exploitation. Production operation is expected to start during 2024.

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

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Lease Agreement, which expires in 2030. The Lease Agreement, as amended in January 2018, permits the CCHEN to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

For the year ended December 31, 2021, revenues related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement. As of December 31, 2021, only 9 years remain on the term of the Lease Agreement.

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

Lithium Chloride Solution and Lithium Carbonate

After the production and precipitation of the potassium chloride salts, a portion of the solutions remaining is sent to additional solar evaporation ponds adjacent to the potassium evaporation ponds. At this stage, the solution is purified and concentrated by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium, reaching a lithium concentration level of approximately 5-6%. Next is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Carmen Lithium production facilities located near Antofagasta, approximately 190 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.

The production capacity of our lithium carbonate facility since the end of 2021 has been 120,000 metric tons per year. We are now expanding lithium carbonate capacity to reach 180,000 metric tons per year during 2022.

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

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have three lithium hydroxide plants, one of which entered into operations at the end of March 2022, and have a total production capacity of 21,500 metric tons per year. These plants are located at the Carmen Lithium production facility, adjacent to our lithium carbonate operations.

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

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a by-product of this process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

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

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, lithium hydroxide and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production), calcium oxide, sulphuric acid, hydrochloric acid, kerosene, sulphur, anti-caking and anti-dust agents, calcium oxide, potassium carbonate, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 15% of our cost of sales in 2021.

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

For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019 and some annual contracts to supply possible increases in demand In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas at the Carmen Lithium production facility and the Salar de Atacama.

We obtain ammonium nitrate, sulphuric acid, hydrochloric acid, kerosene, sulphur, calcium oxide and soda ash from several large suppliers, mainly in Chile,the United States and Europe, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our lithium carbonate and lithium hydroxide production processes at the Carmen Lithium production facility, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

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

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (
Comisión Chilena de Energía Nuclear
), or “CCHEN”, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed quotas that limit the total tonnage of lithium authorized to be sold, along with other conditions.

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

In 2005, Law No. 20,026, known as the “Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera) or the “Royalty Law”, established a tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the law and taxes were increased.

On February 24, 2020, Law No.21,210 the “Law to Modernize the Tax Legislation” was published. As a result of these reforms, open stock corporations, such as SQM, are subject to the general rules. The corporate tax rate that applies to us increased to 27% in 2018.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

We are also subject to the Chilean Labor Code and the Subcontracting Law, which are overseen by the Labor Authority (
Dirección del Trabajo),
the National Geology and Mining Service (
Servicio Nacional de Geología y Minería
or “Sernageomin”), and the National Health Service. Recent changes to these laws and their application may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.”

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

We are subject to the Securities Law and Law No. 18,046 on Corporations (
Ley de Sociedades Anónimas
or the “Chilean Corporations Act”), which regulates corporate governance of public companies. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions.”

On March 2, 2021, the Chilean Congress approved a bill to strengthen the financial market in Chile, which includes, among others, the following provisions: (a) Amends Law No. 18,045 (the Securities Market Law), mainly in the following matters: (i) a prohibition was established for directors, managers, administrators and principal executives of an issuer of publicly offered securities, as well as their relatives, to carry out transactions on securities issued by the issuer, within thirty days prior to the disclosure of the latter’s quarterly or annual financial statements; (ii) increased certain penalties and modified, expanded and added criminalized conducts; and (iii) established that the information provided to investors or the general public containing recommendations to acquire, maintain or dispose of publicly offered securities, or that implies the definition of target prices, must comply with the requirements established by the CMF; (b) Amends  the Chilean Corporations Act, mainly in the following matters: (i) it adds, as a presumption of guilt of directors, the approval of related party transactions in contravention of the applicable rules; (ii) it modifies rules applicable to independent directors and the directors' committee; and (iii) it modifies the rules for approval of related party transactions for open corporations; (c) Amends DL 3,538 (CMF), mainly in the following matters: (i) penalties for audited persons are increased, from a ceiling of UF 15,000 to UF 100,000, in both cases, with the possibility of increasing it five times in case of recidivism; and (ii) the figure of the “Anonymous Whistleblower” is created for collaboration with investigations; (e) Amends the Commercial Code, mainly in insurance matters; (f) Amends Law No. 18,010 (Money Lending Transactions), mainly in the following matters: (i) establishes that default interest may not be applied jointly or additionally, on the same amount, with any other interest and its capitalization is prohibited; and (ii) establishes that the entities supervised by the CMF, including massive fund placement entities, may charge commissions with respect to money credit operations to the extent that such commissions comply with the requirements, rules and conditions established by the CMF through General Rule and, in any case, to the extent that they correspond to consideration for real and effectively rendered services.

There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 20 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile.”

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”) and Law No.16,744 of the Labor Code relating to workplace accidents and occupational diseases (“Law No. 16,744”).

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

The regulations set in Law No. 16744 and the Mine Health and Safety Act protect workers and nearby communities from health and safety hazards. The Health and Basic Conditions Act along with our Internal Mining Standards (
Reglamentos Internos Mineros
) establish guidelines to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and relevant regulatory bodies are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (
Ley que Regula el Cierre de Faenas e Instalaciones Mineras
).  This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines and in 2021, we continued this process as required by formal comments we have received.

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

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System (“EMS”). We strive to be leaders in sustainability at a national and international level. In 2020, we began the ISO 14.001 certification process for our operations in the Salar de Atacama and in our Carmen Lithium production facility. This certification is being overseen by TÜV-Rheinland. During 2021 we began the certification process at the Port of Tocopilla, which we successfully concluded at the end of that year. In addition, in 2021 we started this process in Coya Sur.

We participate in voluntary evaluations with companies such as Ecovadis and seek international certifications such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria and our port in Tocopilla, and the Protect & Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago. In 2021, in the Salar de Atacama, we began preparing an external audit with the Initiative for Responsible Mining Assurance (IRMA) for a mining certification process.

We have submitted and will continue to submit environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following implemented during 2021:

In 2019, Regulation (EU) 2019/1009 was published, which establishes provisions regarding the market availability of fertilizer products and repeals Regulation (EC) No 2003/2003. During 2021, the annual contaminant evaluation program in fertilizer products was carried out. On the other hand, the updating of the arts of the products marketed in Europe and the evaluation of the raw materials used in this market began.

We continue our active participation as members of the Standing Committee on Precursors of the European Commission, which monitors and assists in the implementation of Regulation (EU) 2019/1148 on the marketing and use of explosive precursors. The invoices of our products covered by this Regulation inform of such a condition so that our users are informed and can take the pertinent measures.

On January 1, 2021, the so-called UK REACH came into force in the United Kingdom. Before October 27, SQM presented the Downstream User Import Notification (DUIN) for its products sold in this market using the figure of the Exclusive Representative.

In June 2021, Chile enacted Law No. 21,349, which establishes regulations on the composition, labeling and marketing of fertilizers and biostimulants. During that year, SQM actively participated through the Chilean Chemical Industry Association in the preparation of the Regulations and Resolutions that implement the Law.

Decree 57 of the Chilean Ministry of Health approving the Regulations for the classification, labeling and notification of hazardous chemicals and mixtures was published in the Official Gazette on February 9, 2021. SQM has actively participated in the public and private implementation committee of this Regulation and through the regulatory affairs committee of the Association of Industrial Chemicals of Chile. During that year, the hazard classification criteria of our products were contrasted so that the safety data sheets reflect the changes established in the regulation.

In 2021, in South Korea, the registration processes of two products under the K-REACH regulation were completed, using the Exclusive Representative model, to facilitate the regulatory compliance of our clients in this market. Additionally, at the SQM commercial office in Seoul, the Korean authority KCMA (Korean Chemical Management Association) was notified of all the products that are going to be imported from the lithium and iodine business lines. In 2021, the process of notifying the safety data sheets of the lithium and iodine business lines marketed in Korea under the K-OSHA regulations to different competent authorities in Korea, including the Ministry of Labor and Employment, also began.

On May 25, 2019, Japan updated its chemical classification and labeling standards (JIS Z 7252: 2019 and 7253: 2019) to align with the sixth version of the UN-GHS. This update has a three-year transition period that ends in May 2022. During 2021, the process of reviewing the Safety Data Sheets and updating the labeling of the products marketed by SQM in Japan was carried out, under the JIS Z 7252 standards: 2019 & 7253: 2019, from the lithium and iodine business lines.

R
esearch and Development, Patents and Licenses
See “Item 5.C. Research and Development, Patents and Licenses.”

4.C.	Organizational Structure

All of our principal operating subsidiaries are essentially wholly owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2021.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Orcoma Estudios SPA	Holds permits and studies of the Orcoma Project	Chile	100%
Orcoma SPA	Holds environmental permits and mining tenement of the Orcoma Project	Chile	100%
Sociedad Contractual Minera Bufalo	Mining exploration	Chile	100%
RS Agro Chemical Trading Corporation A.V.V.	A finance vehicle	Aruba	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Argentina, Belgium, Brazil, China, Colombia, Ecuador, Mexico, Peru, South Africa, Spain, and other locations.	Market SQM’s products throughout the world	Various

For a list of all our consolidated subsidiaries, see Note 7 to our Consolidated Financial Statements
.

4.D.	Property, Plant and Equipment

Mineral Reserves and Resources

Information concerning our mining properties in this Annual Report on Form 20-F has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to us for the fiscal year ended December 31, 2021. These requirements differ significantly from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, subpart 1300 of Regulation S-K requires disclosure of mineral resources, in addition to mineral reserves, as of December 31, 2021, both in the aggregate and for each of our individually material mining properties. Our mineral reserves and resources are estimated by individuals deemed Qualified Persons (QP) according to the standards set forth in subpart 1300 of Regulation S-K.

SQM believes it is a production stage company based on the classification of its material properties. SQM reports mineral resource and reserve estimates for development and production stage projects, following the classification done by SQM of its material properties. See the individual property disclosures below for further details regarding the mineral rights, titles, property size, permits and other information for our significant mineral extraction properties.

Mineral resources and reserves are defined in subpart 1300 of Regulation S-K as follows:

•
Mineral resource.
A concentration or occurrence of material of economic interest in or on the earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

•
Mineral reserve.
An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Under subpart 1300 of Regulation S-K, mineral resources may not be classified as mineral reserves unless the determination has been made by a QP that such mineral resources can be the basis of an economically viable project. The conversion of reported mineral resources to mineral reserves should not be assumed.

Mineral resource classifications are differentiated under subpart 1300 of Regulation S-K, in part, as follows:

•
Measured resource.
That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

54

•
Indicated resource.
That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

•
Inferred resource.
That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

Caliche

Geologists and mining engineers who are QPs prepare our estimates of caliche ore resources and reserves. The resource and reserve figures presented below are estimates and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore resources and reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drillholes and other openings. Drillholes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows us to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches.

Salar de Atacama

Hydrogeologists and geologists who are QPs prepare our estimates of the resource and reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions through Corfo covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis.

Mt. Holland

Geologists and mining engineers who are QPs
prepared
the mineral resource and reserve estimation for lithium hydroxide contained in pegmatites at Mt. Holland. The mineral reserve has been calculated from the mine plan created from the mineral resource estimation. Wireframes for the geological domains are defined by mineralization style and based on a cut-off grade of 0.5%
lithium oxide.

Mining Rights

The discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “El Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of El Norte Grande. From these brines we primarily produce products based on potassium, sulfate, and lithium. Our spodumene mining interests are located in Mt. Holland in Western Australia. From spodumene, we produce lithium hydroxide.

The map below shows the location of our principal mining operations in Chile and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from
Corfo:

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
7.400.000
7.300.000
7.200.000

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Date : December 31, 2021

Scale : 1:3.500.000

0 12,5 25 50 75 100 Kilometers

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

Figure 1. Location of SQM mining operations in Chile and the exploitation and exploration mining concessions.

The map below shows the location of our principal mining operations in Australia and the exploitation and exploration mining concessions that have been granted to the Mt. Holland Joint
Venture.

115°E
116°E
117°E
118°E
119°E
120°E
121°E
122°E
31°S
32°S
33°S
34°S
35°S
Kalgoorlie
Southern Cross
Perth
Mine and Concentrator
Kwinana Refinery
Esperance
Albany
Project Tenements
Outline
119°0'E
119°15'E
119°30'E
119°45'E
31°0'S
31°15'S
31°30'S
31°45'S
32°0'S
32°15'S
32°30'S
94
0 10 20 30 km
755000
760000
765000
6450000
6445000
6440000
6435000
N
Mount Holland
0 2.5 5 km
Map Grid of Australia
(MA94) Zone 50

Figure 2. Location of Mt. Holland JV mining operations in Australia and the exploitation and exploration mining concessions.

Mining Concessions in Chile

We hold our mining rights in Chile pursuant to mining concessions for exploration and exploitation of mining resources granted pursuant to applicable law in Chile. For a discussion of the mining concessions, see “
Material Individual Properties — El Norte Grande — Mining Concessions for the Exploration and Exploitation of Caliche Ore”
and
“—Salar de Atacama Mining Concessions for Exploitation of Brines.”

As of December 31, 2021, approximately 99% of SQM’s mining interests in Chile were held pursuant to Mining Exploitation Concessions and 1% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 97% already have been granted pursuant to applicable Chilean law, and approximately 3% are in the process of being granted. Of the Mining Exploration Concessions, approximately 96% already have been granted pursuant to applicable Chilean law, and approximately 4% are in the process of being granted.

In 2021, we made payments of US$7.6 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2021:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,870	539,840	6	1,900	2,876	541,740
Region II	8,938	2,343,701	57	22,500	8,995	2,366,201
Region III and others	469	107,480	2	400	471	107,880
Total	12,277	2,991,021	65	24,800	12,342	3,015,821

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the National Geology and Mining Survey (Sernageomin), indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Mt. Holland Mining Rights

The Mt. Holland Lithium project development envelope for the Mine and Concentrator is spread across three core mining tenements (M77/1065, M77/1066 & M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of
4,606
hectares. A summary map showing the main tenements is provided in Figure 2.

Most of the Project Tenements are currently registered under MH Gold, an affiliate of Wesfarmers Limited, and SQM Australia, an affiliate of SQM, in equal interests. Any other tenements are held by MH Gold Pty Ltd or Montague Resources Australia Pty Ltd, both ultimately controlled by Wesfarmers Chemicals, Energy and Fertilizers (WesCEF). The project is an unincorporated
joint venture
,
in which SQM owns 50% and Wesfarmers Limited owns the remaining 50
% (the “Mt. Holland JV”), and is managed by Covalent Lithium Pty Ltd (“Covalent”), an entity owned 50% by SQM and 50% by Wesfarmers.
Covalent and the joint venturers have entered into an access agreement with Montague and MH Gold that authorizes the Mt. Holland JV to access such tenements as required for the purpose of the Project. Covalent is not the registered holder or applicant of the Project Tenements under the Mining Act of 1978 (WA) (Mining Act).

Costs

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2021		2020		2019
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	45%	US$36/kg	50%	US$35/kg	38%	US$29/kg
Specialty Plant Nutrition	29%	US$787/ton	23%	US$677/ton	21%	US$695/ton
Industrial Chemicals	17%	US$757/ton	26%	US$713/ton	33%	US$768/ton

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2021		2020		2019
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	39%	US$466/ton	11%	US$288/ton	17%	US$355/ton
Lithium and Derivatives	47%	US$9300/ton	23%	US$5,931/ton	39%	US$11,212/ton

Summary of Mineral Reserves and Resources

The following tables summarize our estimated mineral reserves and resources as of December 31, 2021. The quantity of the mineral resources is estimated on an in situ basis as attributable to us. Mineral resources are reported exclusive of mineral reserves. The quantity of the mineral reserves is estimated on a saleable product basis as attributable to us. The relevant technical information supporting mineral reserves and resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries (“TRS”) filed as Exhibits 96.1, 96.2, 96.3 and 96.4 to this Annual Report on Form 20-F.

Summary Mineral Reserves at End of the Fiscal Year Ended December 31, 2021
(1)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount ( Vol Mm 3 )	Grade (% Li by weight)	Amount ( Vol Mm 3 )	Grade (% Li by weight)	Amount ( Vol Mm 3 )	Grade (% Li by weight)
Lithium—Brines: (2), (3), (4), (5)	183	0.20	107	0.20	290	0.20
Salar de Atacama, Chile

	Amount (MT)	Grade (Li 2 O%)	Amount (MT)	Grade (Li 2 O%)	Amount (MT)	Grade (Li 2 O%)
Lithium—Hard Rock: (6)
Mt. Holland, Australia	10.8	1.48	31.2	1.6	42.0	1.57

	Amount ( Vol Mm 3 )	Grade (% K by weight)	Amount ( Vol Mm 3 )	Grade (% K by weight])	Amount ( Vol Mm 3 )	Grade (% K by weight)
Potassium: (2), (3), (4), (5)	183	2.29	107	2.13	290	2.22
Salar de Atacama, Chile

	Amount (MT)	Grade (% NO 3 by weight)	Amount (MT)	Grade (% NO 3 by weight)	Amount (MT)	Grade (% NO 3 by weight)
Nitrate: (7), (8), (9)
El Norte Grande Caliche, Chile
Pedro de Valdivia	99	9.1	112	5.8	211	7.3
Maria Elena	94	8.1	10	6.9	104	8.0
Pampa Blanca	35	6.3	515	5.1	550	5.2
Nueva Victoria	268	5.2	649	4.8	917	4.9
Pampa Orcoma	0	—	309	6.9	309	6.9
Total	496	6.6	1,595	5.4	2,091	5.7

	Amount (MT)	Grade ( I 2 parts per million)	Amount (MT)	Grade ( I 2 parts per million)	Amount (MT)	Grade ( I 2 parts per million)
Iodine: (7), (8), (9)
El Norte Grande Caliche, Chile
Pedro del Valdivia	99	522	112	366	211	439
Maria Elena	94	491	10	374	104	480
Pampa Blanca	35	552	515	516	550	518
Nueva Victoria	268	436	649	414	917	420
Pampa Orcoma	0	—	309	413	309	413
Total	496	472	1,595	443	2,091	450

(1)	Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(2)
Salar de Atacama, Chile. The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire life of mine (LoM) is approximately 51% for lithium and approximately 74% for potassium.

(3)	Salar de Atacama, Chile. The average lithium and potassium concentration is weighted by the simulated extraction rates in each well.
(4)
Salar de Atacama, Chile. The
mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.

(5)
Salar de Atacama, Chile. This reserve estimate differs from the in-situ base reserve previously reported (SQM, 2020) and considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Lease Agreement in 2030 (end of LoM). The Qualified Persons for the Mineral Reserves are Álvaro Henríquez, Rodrigo Riquelme and Gino Slanzi.

(6)
Mt. Holland, Australia
. Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly Spodumene Mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%.  Tantalum recovery is estimated at 0%. A total operating cost of US$4,979 per metric ton for LiOH production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in a mineral reserves cut-off grade of 0.5% Li
2
O based on a selling Lithium Hydroxide price of US$11,000 per ton FOB. The Qualified Person for the Mineral Reserves is David Billington with an effective date: December 15, 2021

(7)
El Norte Grande Caliche, Chile.
The cutoff grades of the Proven and Probable Reserves vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. In the case of Pedro de Valdivia, the cut-off grade is for nitrate content, while in all other sites it is only for iodine.

(8)	El Norte Grande Caliche, Chile. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%.
(9)
The mineral resource and reserve estimate considers a cut-off grade of 300ppm for Iodine (I2) based on the production costs of Iodine and derivate products. Based on historical Iodine prices from 2010 and the forecast to 2040, a projected Iodine price of US$35,000 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 5.0% sodium nitrate has been set by SQM based on respective costs for Potassium-Sodium Nitrates (fertilizers) production. A projected price of US$690 per metric ton for sodium-potassium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. In addition, a projected Solar Salts price of US$680 per metric ton has been considered by SQM.
 Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades reported as probable resource estimates. The factors applied to iodine and nitrate grades are 0.9 and 0.85 respectively. Reserve estimates are shown for the area with current environmental permits for mining operations, as well as the surrounding area for which a future environmental permit will be considered.
The Qualified Person for the Nueva Victoria and Pampa Orcoma Mineral Reserves is Donald Hulse, while the Qualified Persons for the Pedro de Valdivia and Pampa Blanca Mineral Reserves are Marco Lema and Marta Aguilera.

Summary Mineral Resources Exclusive of the Reserve at End of the Fiscal Year Ended December 31, 2021
(1), (2), (3)

	Measured Mineral Resources		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
	Amount ( Vol Mm 3 )	Grade (% Li by weight)	Amount ( Vol Mm 3 )	Grade (% Li by weight)	Amount ( Vol Mm 3 )	Concentration (% Li by weight)	Amount ( Vol Mm 3 )	Grade (% Li by weight )
Lithium—Brines: (3), (4)	2,254	0.20	1,435	0.160	3,689	0.180	1,614	0.133
Salar de Atacama, Chile

	Amount (MT)	Grade (Li 2 O%)	Amount (MT)	Grade (Li 2 O%)	Amount (MT)	Grade (Li 2 O%)	Amount (MT)	Grade (Li 2 O%)
Lithium—Hard Rock: (5)
Mt. Holland, Australia	13.5	1.58	30.5	1.45	44.0	1.49	3.5	1.38

	Amount (Vol Mm 3 )	Grade (% K by weight)	Amount ( Vol Mm 3 )	Grade (% K by weight)	Amount ( Vol Mm 3 )	Grade (% K by weight)	Amount ( Vol Mm 3 )	Grade (% K by weight)
Potassium: (3),(4)	2,254	1.80	1,435	1.70	3,689	1.77	1,614	1.77
Salar de Atacama, Chile

	Amount (MT)	Grade (% NO 3 by weight)	Amount (MT)	Grade (% NO 3 by weight)	Amount (MT)	Grade (% NO 3 by weight)	Amount (MT)	Grade (% NO 3 by weight)
Nitrate: (6), (7)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	7.6	138	7.6	52	6.1
Maria Elena	21	11.1	119	10	140	10.2	117	7.2
Pampa Blanca	17	5.3	48	8.9	65	8.0	357	5.4
Nueva Victoria	—	—	—	—	—	—	33	5.4
Pampa Orcoma	—	—	18	7.4	18	7.4	—	—
Total	38	8.5	323	8.7	361	8.6	559	5.8

	Amount (MT)	Grade ( I 2 parts per million)	Amount (MT)	Grade ( I 2 parts per million)	Amount (MT)	Grade ( I 2 parts per million)	Amount (MT)	Grade ( I 2 parts per million)
Iodine: (6), (7)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	564	138	564	52	409
Maria Elena	21	489	119	465	140	469	117	362
Pampa Blanca	17	563	48	383	65	430	357	463
Nueva Victoria	—	—	—	—	—	—	33	431
Pampa Orcoma	—	—	18	457	18	457	—	—
Total	38	522	323	495	361	498	559	435

(1)	Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(2)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.

(3)
Salar de Atacama, Chile. Mineral resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM and real declared extraction from 2021 were subtracted from the Mineral Resource inclusive of Mineral Reserves. A direct correlation between Proven Reserves and Measured Resources, as well as Probable Reserves and Indicated Resources was assumed.The Qualified Persons for the Mineral Resources are Álvaro Henríquez, Rodrigo Riquelme and Gino Slanzi.

(4)
Salar de Atacama, Chile. The mineral resource and reserve estimate consider a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per/ metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.

(5)
Mt. Holland, Australia. Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported as exclusive of mineral reserves. Resource disclosed corresponds to the resources attributable to SQM. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut off grade include mine gate pricing of US$800 FOB per ton of 6% Li2O concentrate., AUS$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of AU$0.75:US$1.00. These economics define a cut-off grade of 0.50% Li
2
O. Kerry Griffin is the
65
QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since the last update.

(6)
El Norte Grande, Caliche, Chile. To calculate Measured Resources, SQM uses the RGM100T and RGM50 data results combined in a 3D block model built using krikeage and applying some criteria: caliche thickness ≥ 2.0 m; overload thickness ≤3.0 m; waste / Mineral Ratio ≤ 1.5; and cut-off grades of NaNO3 (5%) and Iodine (300 ppm). To calculate Indicated Resources, SQM uses the RGM100 and RGM200 data results combined using a geometric model. To evaluate Probable Reserves a reduction on grades mut be consider as consequence of the deposit geological variability which determines a contrasting decrease in grades by going from 200x200m research grids to lower 100T (~70x70m) or 50x50m grids. The Mineral Resource estimates were prepared by Donald Hulse (who is the independent Qualified Person for these Mineral Resource estimates), reported using the S-K 1300 Definition Standards adopted December 2018.. The Qualified Persons for the Pedro de Valdivia, María Elena and Pampa Blanca Mineral Resources are Marco Lema and Marta Aguilera.

(7)
El Norte Grande, Caliche, Chile. The estimate was completed using a SG of 2.1 ton/m³. Cut-off grade for Iodine is 300 ppm. The cutoff grades of the mineral resources vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. In the case of Pedro de Valdivia, the cut-off grade is for nitrate content, while in all other sites it is only for iodine. The mineral reserve estimate considers a cut-off grade of 300ppm for Iodine (I2) based on the production costs of Iodine and derivate products. Based on historical Iodine prices from 2010 and the forecast to 2040, a projected Iodine price of 35,000 USD/t is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 5.0% NaNO3 has been set by SQM based on respective costs for Potassium-Sodium Nitrates (fertilizers) production. A projected price of 690 USD/t for sodium-potassium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. In addition, a projected Solar Salts price of 680 USD/t has been considered by SQM.

Material Individual Properties

To determine our individually material mining operations in accordance with subpart 1300 of Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of our overall business and financial condition. Such assessment included our aggregate mining operations on all of our mining properties, regardless of the stage of production or the type of mineral produced. Quantitative factors included, among others, mining operations’ relative contributions to our aggregate historical and estimated revenues, cash flows, and EBITDA. Qualitative factors may include, as applicable, capital expansion plans, long-term pricing outlook, the regulatory environment and various strategic priorities. We concluded that, as of December 31, 2021, our individually material mines are the caliche ore mines at Nueva Victoria and Pampa Orcoma
in El Norte Grande region of Chile, the brines in the Salar de Atacama in Chile and the Mt. Holland lithium project in Western Australia. We will update our assessment of individually material mines on an annual basis. The reserve and resource tables that follow do not include comparative information as of December 31, 2020 as we did not present such data previously under the SEC Industry Guide 7 requirements and such data is not required to be presented in connection with the adoption of the disclosure requirements of subpart 1300 of Regulation S-K.

The information that follows relating to such individually material properties is derived, for the most part, from, and in some instances is an extract from, from the TRS relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Annual Report on Form 20-F. The relevant TRS for the
Nueva Victoria property, the
Salar de Atacama property, the Mt. Holland lithium project
and
the Pampa Orcoma property are included as Exhibits 96.1, 96.2, 96.3 and 96.4, respectively, to this Annual Report on Form 20-F.

El Norte Grande Caliche, Chile

Our mining operations are concentrated in the First Region of Chile, where we mainly work in the mining areas of Tente en el Aire,Nueva Victoria Norte/West and Torcaza.

The El Norte Grande Caliche, found in Regions I and II of northern Chile, corresponds to flat areas or “pampas”, that have been thoroughly explored. Results indicate that these prospects hold mineralization of nitrate and iodine. The area is accessible from Santiago through Route 5. The mineralization is stratiform in style, with a wide areal distribution, forming "spots" of several kilometers in extension, where mineralization thicknesses are variable. As a result of geological activity over time (volcanism, weathering, faulting) the deposits can be found as continuous mantles. Environmental permits for mining operations, and the corresponding Environmental Qualification Resolution, grant access to the required water and electricity supply, as well as the infrastructure required for the mining operation.

Facilities

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche ore to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 25 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. The nitrate-rich salts are sent to Coya Sur, which is a process plant located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also four production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Pampa Orcoma
The Pampa Orcoma Project is located in the Tarapacá Region of northern Chile. It is situated 99 kilometers to the northeast of the city of Iquique, in the community of Huara. The property covers an area of 10,296 hectares and is composed of 45 mining concessions. The Pampa Orcoma Project aims to produce iodide, iodine and nitrate-rich salts from the processing of caliche that will be extracted from deposits rich in this mineral. The Pampa Orcoma Mining Plan considers an initial extraction of caliche at a rate of 11 Mt/year between 2024-2026, followed by an extraction rate of 20 Mt/year from 2027 onwards. For the period 2024-2040 a total extraction of 340 Mt of caliche is projected with an average grade of 413 ppm iodine and 6.9% nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, involves leaching with seawater or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in chemical plants to transform it into elemental iodine in prill format. The Pampa Orcoma Project contemplates the construction of the following facilities: iodide and iodine production plants, with a capacity of 2,500 t/year (of equivalent iodine), evaporation ponds to produce salts rich in nitrate at a rate of 320,325 t/year and a seawater adduction pipe to meet the water needs.  Solar energy and electricity are the primary sources of power for this future operation.

The following table provides a summary of our El Norte Grande production facilities as of December 31, 2021:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	10.7	724.8
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 13.0	7.3	595.1
Pampa Orcoma	Concentrated nitrate salts and iodine production	7,387	2.5	-	-

(1)	Approximate size considers both the production facilities and the mine for Nueva VictoriaMining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for, Nueva Victoria.
(3)	Includes production facilities and solar evaporation ponds.
(4)
The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.

(5)	Includes production facilities, solar evaporation ponds and leaching heaps.

(6)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,800 metric tons per year.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our El Norte Grande mines for 2021, 2020 and 2019:

(in thousands, unless otherwise stated)	2021	2020	2019

Coya Sur (1)
Metric tons of crystallized nitrate produced	820	935	771

Nueva Victoria
Metric tons of ore mined	41,428	43,420	42,196
Iodine (ppm)	441	452	465
Metric tons of iodine produced	8.7	10.6	10.7
(1)
Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.

Reserves and Resources

According to our experience in caliche ore, the grid pattern drillholes with spacings between 50 and100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drillholes with spacings between 100 and 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

The conversion of resources into reserves requires consideration of modifying factors, the most relevant of which is the existence of a valid environmental license (RCA or Sectorial Authorization). The criteria for converting resources into reserves, based on the environmental license modifying factor criterion, adopted for caliche mines are as follows:

1.	Unit tonnage conversion criteria in both measured resources and indicated resources.

2.
Grade conversion criteria: unit factor in measured resources and lower than unit and variable according to the mine, in the Iodine and Nitrate grades, for the indicated resources, due to the variability of the deposit.

3.
Application
of the factor associated with related environmental permit, not qualifying as reserves the resources defined in sectors without an environmental permit and qualifying as proven/probable reserves the measured/indicated resources associated with sectors with an effective environmental permit or Sectorial Authorization in force.

Nueva Victoria
―Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2021
1,2,3,4,5,6,7,8,9

	Amount (Metric tons)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades 1	Metallurgical recovery 2
Proven mineral reserves	268	5.2	436
Probable mineral reserves	649	4.8	414	Iodine 300 ppm	50%-70%
Total mineral reserves	917	4.9	420

(1)
Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cutoff of 300 ppm iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤ 1.5 are applied.

(2)
Proven Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM's operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.

(3)
Probable Mineral Reserves are based on Indicated Mineral Resources at the criteria described in (1) above with a grade call factor of 0.9 for iodine and 0.85 for nitrates confirmed by operating experience.

(4)	Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(5)	The units “Mt”, “kt”, “ppm” and % refer to million tonnes, kilotonnes, parts per million, and weight percent respectively.
(6)	Mineral Reserves are based on an Iodine price of USD35/kg and a Nitrate price of USD295/t. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(7)	Donald Hulse is the QP responsible for the Mineral Reserves.
(8)
The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.

(9)	Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.

Nueva Victoria―Summary of Mineral Resources Exclusive of Mineral Reserves at the End of The Fiscal Year Ended December 31, 2021
1,2,3,4,5,6

Resources
	Amount (Metric tons)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grade 5
Measured mineral resources	—	—	—	Iodine 300 ppm
Indicated mineral resources	—	—	—
Measured + Indicated mineral resources	—	—	—
Inferred mineral resources	33	5.4	431

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.

(2)
Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM was subtracted from the Mineral Resource inclusive of Mineral Reserves. All Measured and Indicated Mineral Resources have been converted into Mineral Reserves; as a result, only Inferred Mineral Resources are reported in this TRS.

(3)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods
(4)	The units “Mt”, “ppm” and % refer to million tonnes, parts per million, and weight percent respectively.
(5)
The Mineral Resource estimate considers an iodine cut-off grade of 300 ppm, based on accumulated cut-off iodine grades and operational average grades, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m. The iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.

(6)	Donald Hulse is the QP responsible for the Mineral Resources.

Pampa Orcoma―Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2021
1,2,3,4,5,6,7,8

	Amount (Metric tons)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades 1	Metallurgical recovery 2
Proven mineral reserves	0	—	—
Probable mineral reserves	309	6.9	413	Iodine 300 ppm	50%-70%
Total mineral reserves	309	6.9	413

______________
(1)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(2)
The units “Mt” and “ppm” refer to million tonnes and parts per million respectively. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM's operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.

(3)
The Mineral Reserve estimate considers an iodine cut-off grade of 300 ppm, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium- and long-term prices forecast of generating iodine.

(4)
Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades, the factors applied to iodine and nitrate grades are 0.9 and 0.85, respectively.

(5)	Mineral Resources in the area without an environmental permit are estimated at 18 Mt.
(6)	Mineral Reserves are reported as in-situ ore.
(7)	Donald Hulse is the QP responsible for the Mineral Reserves.
(8)
The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.

Pampa Orcoma―Summary of Mineral Resources Exclusive of Mineral Reserves at the End of The Fiscal Year Ended December 31, 2021
1,2,3,4,5,6

	Resources
	Amount (Metric tons)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades 1,2
Measured mineral resources	—	—	—
Indicated mineral resources	18	7.4	457	Iodine 300 ppm
Measured + Indicated mineral resources	18	7.4	457
Inferred mineral resources	—	—	—

________________

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.

(2)
Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM was subtracted from the Mineral Resource inclusive of Mineral Reserves.

(3)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(4)	The units “Mt” and “ppm” refers to million tonnes and parts per million respectively.
(5)
The Mineral Resource estimate considers an iodine cut-off grade of 300 ppm, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium and long term prices forecast for prilled iodine production.

(6)	Donald Hulse is the QP responsible for the Mineral Resources.

The proven and probable reserves shown above are the result of the evaluation of approximately 18.5% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 81.4% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2020, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2020, we did not carry out recategorizations of indicated resources. We did not carry out basic exploration on new properties in 2021. An advanced exploration program is already designed for 2022, aimed at covering an area of 12,475 hectares in Tente en el Aire, Pampa Orcoma, Franja Oeste and Sector V of Pampa Blanca. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

The information presented in the table with respect to the Nueva Victoria, Coya Sur and Pampa Orcoma mines has been validated by Qualified Persons:

Mr. Álvaro Henríquez is a Geologist with more than 19 years of experience in the field of hydrogeological mining. He is currently working for WSP as Project Manager, and previously worked for SQM as Superintendent of Hydrogeology at the Salar Hydrogeology Management. Mr. Henríquez is a Qualified Person registered under N°226 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20.235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. As a hydrogeologist, he has evaluated multiple brine projects in Chile and abroad and has demonstrable experience in resource and reserve evaluation.

Mr. Donald Hulse is a Mining Engineer with over 38 years of experience in the mining industry, including technical and general management, permitting coordination, short- and long-term operational planning, economic pit limit analysis, pit and phase design, cost estimation and analysis, resource estimation, geostatistics, feasibility studies, and reserve audits.  Project experience includes involvement with gold, silver, base metals, and industrial metals in design, analysis, planning and operational control.  He has been responsible for coordinating the efforts of a management team through permitting, construction, and initiation of mine operation. He is a Qualified Person and an active member of several professional associations related to the mining industry
(Colorado State Board of Professional Engineers and Land Surveyors, Canadian National Instrument 43-101; Society of Mining, Metallurgy, and Exploration; AIMMGM; Co-Chairman, SME Committee for Resource and Reserve Reporting). He is currently vice-president and senior consultant at Gustavson Associates.

Mr. Gino Slanzi is a Civil Engineer.  He is currenty the General Manager for Inprotec SPA and Business Development and Innovation Manager for Empírica. Mr. Slanzi is a Qualified Person registered under N°441 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20.235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. He has worked for more than 31 years in the development of metallurgical mining projects, the optimization of production plants, and on management models. He visited the site in 2021.

Transportation and Storage

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped in bulk or packaged in polypropylene bags, polyethylene or polypropylene bags. The latter can also be transported and stored in an alternative port (Mejillones) for later shipment.

The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal, the Coya Sur facility or the alternative Port of Mejillones for its shipment. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. The product transported to the Port of Tocopilla or Mejillones is a final product that will be shipped or transported to the client or affiliate. The nitrate raw material for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbonate plant at the Carmen Lithium facility area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packagings of distinct characteristics such as polyethylene bags, multi-layer or polypropylene FIBC big bags, stored within the same facilities and secured in storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique. Lithium carbonate can also be transported in packaged format both to Tocopilla and to an alternative port (Mejillones) to be shipped in break bulk format.

Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants. Drums and maxibags can also be transported on flat ramps to an alternative port (Mejillones) to be shipped in break bulk format.

We own and operate the port and storage facilities at the Port of Tocopilla terminal for the transportation and management of finished products and consumable materials. See
“Transportation and Storage Facilities in Chile.”

Mining Concessions for the Exploration and Exploitation of Caliche Ore

We hold our mining rights for caliche ore pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

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

As of December 31, 2021, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 558,500 hectares. In addition, as of December 31, 2021, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 700 hectares. We have not requested additional mining rights.

Salar de Atacama, Chile

The operations of SQM in the Salar de Atacama are located in the Antofagasta Region of Chile, which covers the El Loa Province and the San Pedro de Atacama commune. The Salar de Atacama Project is currently in operation for the treatment of brines to obtain lithium and potassium salts, and as such it is in a production stage. The Salar de Atacama nucleus is owned by the Corporación de Fomento de la Producción (CORFO) of Chile, which grants special operating contracts or administrative leases to private companies for the extraction of brine. SQM and Albemarle have a lease agreement with Corfo to extract and produce lithium from brines stored in the Salar de Atacama deposit. Consequently, SQM must follow the terms of the agreement and also the conditions established in numerous RCA’s in order to retain operations in the Salar de Atacama. Exploration is routinely carried out within the established areas.

SQM leases an area of about 1,400 square kilometers with permission to extract brines from an area of 820 square km with two core operations. It currently produces lithium at its southwest operation. The lease was signed in 1993 and expires on December 31, 2030.

The closest cities are Calama and Antofagasta, located 160 and 230 kilometers west of the site, respectively. From Calama, the road to the site is through Route R-23, and from Antofagasta, it is via Route B-385.

SQM’s mineral resource in the Salar de Atacama is constituted by in-situ brine within a porous media, and the resource estimate depends on the brine concentration, aquifer geometry, and drainable interconnected pore volume. Within SQM’s concessions, the lithium and potassium resources were estimated based on extensive exploration and many depth-specific samples from each unit.

The geology in the Salar de Atacama is characterized by Paleozoic to Holocene igneous and sedimentary rocks, as well as recent unconsolidated clastic deposits and evaporitic sequences. The salt flat itself resides in a tectonic basin of recent compressive-transpressive behavior and is bounded by high angle reverse and strike-slip faults. The Salar de Atacama surface is constituted by recent evaporitic deposits, where over time the process of evaporation has precipitated salts, and surficial clastic sediments are found mainly along the salt flat margins. The salt crust is mainly composed of halite, sulfates, and occasional organic matter, with alluvial facies in the peripheral zones. Evaporitic and clastic deposits within the salt flat host brine with depth and are delimitated and cut by local fault systems; several structural blocks have been identified due to recent fault displacement.

The salar system of the Salar de Atacama basin is typical of a mature salar, with a nucleus constituted by a thick section of halite (>90%) with sulfate and a minor percentage of clastic sediments, as well as some interbedded clay sediments and sulfates over a surface area of 1,100 square kilometers and down to a depth of 900 meters. Within SQM’s concessions, mineralization includes lithium and potassium-rich brine in porous media of distinct zones and depths of the Salar de Atacama nucleus.

Facilities

Our facilities at the Salar de Atacama are located 210 kilometers to the east of the city of Antofagasta and 190 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, and lithium chloride solutions, which are subsequently sent to our lithium carbonate plant at the Carmen Lithium facility for processing. The main production plants at this site include the solar evaporations ponds systems, the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and PC I extension), the potassium sulfate flotation plant (SOP-H), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G3), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). The energy used consists primarily of solar energy, as well as electricity, fuel and gas sources.

The Carmen Lithium facility site is located approximately 20 kilometers east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 120,000 tons per year, and the lithium hydroxide plant, with a production capacity of 21,500 tons per year. During 2022, we expect to expand the production capacity to produce 180,000 tons and 30,000 tons of lithium carbonate and lithium hydroxide per year, respectively. Lithium chloride (LiCl) solution is concentrated and purified in the lithium chemical plants through stages of contaminant removal (specifically boron, magnesium and calcium content) and conversion reaction to produce: technical grade lithium carbonate; battery grade lithium carbonate; technical grade lithium hydroxide; and battery grade lithium hydroxide. Electricity and natural gas are the main sources of energy for the operations of our Carmen Lithium facility.

The following table provides a summary of our Salar de Atacama production facilities as of December 31, 2021:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Salar de Atacama (3)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	13.2	1,592.9

Carmen Lithium facility, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 120 Lithium hydroxide: 21.5	7.3	504.9

(1)	Approximate size considers both the production facilities and the mine for the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds. During 2019, we began to work on the expansion of discard deposit area of the new lithium hydroxide plant and accumulation ponds.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our Salar de Atacama operations for 2021, 2020 and 2019:

(in thousands, unless otherwise stated)	2021	2020	2019
Salar de Atacama (1)
Metric tons of lithium carbonate produced	108.4	72.2	62.3
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	1,407	1,476	1,049

(1)
Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Carmen Lithium facility near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Reserves and Resources

The mineral reserve was estimated for potassium and lithium dissolved in brines of the Salar de Atacama considering modifying factors for converting mineral resources to mineral reserves, including the production wellfield design and efficiency, pumping scheme, and recovery factors for lithium and potassium. The projected future brine extraction was simulated using a groundwater flow and solute transport model. Numerical modeling was supported by a detailed calibration process and hydrogeological, geological, and hydrochemical data within the exploitation concessions. Based on the current SQM production wellfield, as of December 31, 2021, which corresponds to the effective date of mineral resource and reserve declaration that is most representative of 2021, we estimate that our proven and probable reserves of lithium and potassium are as follows:

Salar de Atacama―Summary of Mineral Reserves, Considering Process Recoveries (Effective
December 31, 2021
)
(1),(2),(3),(4),(5),(6)

	Brine Volume (Million cubic meters)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)	Metallurgical recovery (%)
Lithium
Proven mineral reserves (Years 1-5)	183	0.22	0.20	0.05	51
Probable mineral reserves (Years 6-10)	107	0.14	0.20	0.05	51
Total mineral reserves	290	0.36	0.20	0.05	51
Potassium
Proven mineral reserves (Years 1-5)	183	3.91	2.29	1.0	74
Probable mineral reserves (Years 6-10)	107	2.12	2.13	1.0	74
Total mineral reserves	290	6.03	2.22	1.0	74

(1)
The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire LoM is approximately 51% for lithium and approximately 74% for potassium.

(2)	The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(3)	The average lithium and potassium concentration is weighted by the simulated extraction rates in each well
(4)	Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(5)
The mineral resource and reserve estim
ate considers a 0.05% w/w cut-off grade for
lithium
based on the cost of generating
lithium
product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbona te price of
US
$1
1
,000
per
metric ton
with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for K where the cut-off grade of 1% w
/w has been set by SQM based on respective costs, sales, and margin.

(6)
This reserve estimate differs from the in-situ
base reserve
previously reported by SQM in 2020
(SQM, 2020)
and considers the modifying factors of convert
ing mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors.
The reserve estimate also considers the expiry of the Lease Agreement in 2030 (end of LoM). The Qual ified Persons for the Mineral Reserves are Álvaro Henríquez, Rodrigo Riquelme and Gino Slanzi.

Production well locations are based on the Measured and Indicated Resource zones. Due to the mixing of brines over time, hydrogeological processes, and pumping effects, the mineral reserve was classified based on time:

73

•
Proven Reserves were specified for the first 5 years of the simulation given that the model is adequately calibrated to the 2015-2020 period, and the initial portion of the projected simulation has higher confidence due to less expected short-term changes in pumping, conceptual hydraulic parameters, and the water balance, among other factors.

•
Probable Reserves were conservatively assigned for the last 5 years of the simulation considering that the numerical model will be continually improved and recalibrated in the future due to potential medium to long term changes in neighboring pumping, conceptual hydraulic parameters, and the water balance, among other factors.

Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling, and long-term pilot production pumping tests.

Complementing the reserve information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Lease Agreement (December 31, 2030).
Considering the authorized maximum net brine production rates under (RCA 226/06) and voluntary reduction plan announced by SQM, which is characterized by a reduction in future pumping from 1,280 L/s to 822 L/s during the 10-year LoM, a total of approximately 330 million cubic meters of brine will be extracted from the producing wells, corresponding to 0.81 million metric tons of lithium (without considering processing losses).

The lithium and potassium resource were classified into 3 categories (Measured, Indicated, Inferred) according to the amount of information from the hydrogeological units, as well as geostatistical criteria. Hydrogeological knowledge was prioritized as the first classification criterion based on exploration, monitoring, and historical production data, while geostatistical variables were used as a secondary criterion. We estimate that our lithium and potassium resources as of December 31, 2020, which we also consider as an adequate representation of December 31, 2021, are as follows:

Salar de Atacama―Summary of Mineral Resources, Exclusive of Mineral Reserves (Effective December 31, 2021)
(1),(2),(3),(4),(5),(6)

	Brine Volume (Million metric cubes)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)
Lithium
Measured mineral resources	2,254	5.4	0.20	0.05
Indicated mineral resources	1,435	2.8	0.16	0.05
Measured + Indicated mineral resources	3,689	8.2	0.18	0.05
Inferred mineral resources	1,614	2.6	0.13	0.05
Potassium
Measured mineral resources	2,254	49.8	1.80	1.0
Indicated mineral resources	1,435	30.0	1.70	1.0
Measured + Indicated mineral resources	3,689	79.8	1.77	1.0
Inferred mineral resources	1,614	34.9	1.77	1.0

74

__________________
(1)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.

(2)
.
Mineral
Resources
are reported as in-situ and
exclusive
of
Mineral Reserves
, where the estimated
Mineral Reserve without processing losses
during the reported
LoM (Chapter 12) and real declared extraction from 2021 were subtracted from the Mineral Resource inclusive of Mineral Reserves. A direct correlation between Proven Reserves and Measured Resources, as well as Probable Reserves and Indicated Resources was assumed
.

(3)
Effective porosity was utilized to estimate the drainable brine volume based on the measurement techniques of the SQM porosity laboratory (Gas Displacement Pycnometer). The QP considers that the high frequency sampling of effective porosity, its large dataset, and general lack of material where specific retention can be dominant permits effective porosity to be a reasonable parameter for the resource estimate.

(4)	The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(5)	Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(6)
The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of
US$11
,000
per
metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.

(7)	Álvaro Henriquez is the QP responsible for the Mineral Resources.

In regard to the amount of Measured and Indicated resources extracted during the 10-year
LoM
, the total extracted reserve without processing losses represents only 8.9% of the total Measured + Indicated Resource, and for potassium, the total extracted reserve without processing losses represents only 10.5% of the total Measured + Indicated Resource; this is more than sufficient to satisfy the requirements of RCA 226/06 and the Voluntary Extraction Reduction Plan for the project until the end of the current
LoM
.

The information presented in the tables above for Salar de Atacama were validated by:

Mr. Álvaro Henríquez is a Geologist with more than 19 years of experience in the field of hydrogeological mining. He is currently working for WSP as Project Manager, and previously worked for SQM as Superintendent of Hydrogeology at the Salar Hydrogeology Management. Mr. Henríquez is a Qualified Person registered under N°226 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20.235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. As a hydrogeologist, he has evaluated multiple brine projects in Chile and abroad, and has demonstrable experience in resource and reserve evaluation.

Mr. Rodrigo Riquelme Tapia is a Mining Engineer. He is currently partner and General Manager of GeoInnova, located at Antonio Bellet 444, Of. 1301, Providencia, Metropolitan Region, Chile. Mr. Riquelme is a Qualified Person registered under N°50 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20.235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. He has worked as a mining engineer for more than 23 years after graduation, of which 16 have been focused on resource and reserve estimation topics. Mr. Riquelme has been an external consultant for SQM since 2018, and visited the site in 2019.

Mr. Gino Slanzi is a Civil Engineer. He is currently the General Manager for Inprotec SPA and Business Development and Innovation Manager for Empírica. Mr. Slanzi is a Qualified Person registered under N°441 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20.235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. He has worked for more than 31 years in the development of metallurgical mining projects, the optimization of production plants, and on management models. He visited the site in 2021.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2021, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

Under the terms of the Project Agreement, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 240,052 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 6,536 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2021, SQM Salar held Mining Exploration Concessions covering approximately 9,100 hectares and has not applied for additional Mining Exploration Concessions. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the Chilean Comission on Nuclear Energy (CCHEN) established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Lease Agreement is in force. As of December 31, 2021, only 9 years remain on the term of the Lease Agreement. See “Item 3.D. Risk Factors” and “Item 8.A.7 Legal Proceedings.”

The environmental permit Resolución de Calificación Ambiental, RCA N° 226/2006, issued on October 19th, 2006, by COREMA (Comisión Regional del Medio Ambiente or Regional Environmental Commission) authorizes SQM to extract brines via pumping wells from two areas in the western and southwestern portions of the areas defined in the Lease Agreement. SQM refers to these brine extraction areas as AAE zones (Áreas Autorizadas para la Extracción or Authorized Areas of Extraction), and they are further divided based on the products historically generated in each sector: (i) The northern portion is denominated the AAE-SOP, where “SOP” signifies sulfato de potasio (potassium sulfate product), and it covers a surface area of 10,512 ha which is equivalent to 29.27% of the total AAE area; (ii) the southern portion is referred to as AAE-MOP, where “MOP” indicates muriato de potasio (potassium chloride product), covering a surface area of 25,399 ha that is equivalent to 70.73% of the total AAE area.

SQM routinely carries out exploration activities within the areas involved in the Lease Agreement and authorized by the Environmental Permits. These are aimed at maintaining the amount of wells needed for production.

The water that SQM uses for its mineral production in the Salar de Atacama is obtained from wells located in the alluvial aquifer on the eastern edge of the Salar, for which the company has rights to use groundwater as well as the corresponding environmental authorization (RCA 226/2006). As part of the voluntary sustainability commitment assumed by SQM in 2020, the company will reduce its water consumption by up to 50% in 2030.

SQM’s operations are subject to certain risk factors that may affect the business, financial conditions, cash flow, or SQM’s operational results, such as: the potential inability to extend or renew mineral exploitation rights in the Salar de Atacama beyond the defined expiration date (December 31st, 2030) in the CORFO-SQM lease agreement; risks related to being a company based in Chile; potential political risks as well as changes to the Chilean Constitution and legislation may affect development plans, production levels, and costs; and risks related to financial markets.

Mt. Holland Lithium Project, Australia

Facilities

The Mount Holland project is an integrated lithium project in Western Australia consisting of (i) an open pit mine and lithium concentrator operation, at Mount Holland, 120 km southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 km from the port of Fremantle, from where the LiOH will be shipped.

The project is an unincorporated joint venture in which SQM owns 50% and Wesfarmers Limited, through a wholly owned subsidiary, owns the remaining 50% and is managed by Covalent Lithium Pty Ltd, an entity owned 50% by SQM and 50% by Wesfarmers.

The project is accessed by land using the Parker Range Road and Marvel Loch-Forrestania road, which are an all-season gravel road. The Parker Range road is connected to the Great Eastern Highway which is a paved road with connectivity to Southern Cross, Kalgoorlie and Perth. Also, the project has access by air using an airstrip and associated infrastructure in the southern part of the mine.

On September 11, 2017, Kidman Resources Limited (Kidman) and SQM entered into an asset sale agreement
, pursuant to which
SQM acquired its interest in the tenements for a total investment of SQM of US$110 million, consisting of an initial payment of US$25 million and a deferred payment of US$85 million, both payments subject to certain preceding conditions.
All payments
were completed by December 2018. In the asset sale agreement, the parties also agreed to form an unincorporated joint venture to mine and process spodumene ore into spodumene concentrate or lithium hydroxide. The
Mt. Holland JV
was established by the unincorporated joint venture agreement dated December 21, 2017, between SQM Australia and MH Gold, a then wholly owned subsidiary of Kidman Resources Limited (Kidman). Wesfarmers acquired Kidman Resources Limited in 2019, which resulted in Wesfarmers taking over Kidman Resources’ interest in the Mt Holland JV on September 23, 2019.

SQM and Wesfarmers announced a positive investment decision in February 2021 following the completion of a feasibility study by Covalent. The Mt. Holland project is currently in development stage. Most construction contracts have been awarded and are underway, including the mining contract, the concentrator plant engineering, procurement and construction contract and the refinery construction contracts.

The Mt. Holland project is focused on the exploitation of the resource in the Earl Grey pegmatite group. The Earl Grey pegmatite group consists of a main tabular pegmatite body flanked by numerous narrower hanging wall and footwall apophyses. The pegmatite has a strike length of at least 1 km, and a dip extent of over 2 kilometers and a thickness of up to 100 meters. The pegmatites become progressively narrower and more branched to the south and the east of the main pegmatite until even the main body divides into several narrower dikes. Narrow blocks of enclosed wall rock rafts are present within some areas of the pegmatites.

The pegmatites intrude with an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit.

Extensive exploration supports the characterization of the Earl Grey Pegmatite, as the resource and reserve estimation, and it is comprised of surface mapping and extensive subsurface drilling carried out on the property in consideration that the pegmatite is not outcropping in the area. Exploration has predominantly been carried out by Kidman Resources since 2016, for the discovery and resource definition. Since 2020, Covalent has conducted additional diamond drilling for metallurgical sampling, grade control drilling campaigns and improvement definition of the Orebody geometry in the proposed starter pit area.

The majority of drillholes present at Earl Grey have been drilled using reverse circulation (RC) standard drilling techniques. Diamond drilling comprises drillholes with core diameters of 47.6mm, 50.5mm, 63.5mm and 85mm, which are drilled for geological, metallurgical, and geotechnical purposes. Recoveries for Reverse Circulation Drilling. pre-collar and Reverse Circulation drill holes range between 70-90% in this geological/geomorphological setting. Recoveries for the diamond drilling drill core are in the order of 95-100%. Recoveries decrease where shear zones or other structural disruptions have been intersected. The orientation of the drillholes is at relatively acute angles (less than 90º), and therefore the intersected length is not considered as a representation of the pegmatite true thickness; its real thickness is determined through geologic modelling.

Resource drilling was initially carried out on wide spacing to determine the extent of the mineralization. This was followed up by a drilling program on a 50 by 50 meter grid to support the resource estimate. Through the Project development in 2020, the proposed starter pit location was identified and the 2020 grade control drilling program was designed to provide in-fill drilling in this area at a higher density. This information will inform mine design during the initial start-up years and supports the current resource and reserve definition.

Reserves and Resources

Mt. Holland―Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2021
1
	Amount		Grades/Qualities	Cut-off grades	Metallurgical recovery
	Total Mton	SQM Attributable MTon	Li 2 O%	Li 2 O%	%
Proven mineral reserves	21.5	10.8	1.48	0.5	75% Concentrator: 85% Refinery
Probable mineral reserves	62.4	31.2	1.60	0.5	75% Concentrator: 85% Refinery
Total mineral reserves	83.9	42.0	1.57	0.5	75% Concentrator: 85% Refinery

(1)
Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for a nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly spodumene mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%. Tantalum recovery is estimated at 0%. A total operating  cost of US$4,979 for LiOH production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in mineral reserves cut-off grade of 0.5% lithium oxide based on a selling lithium hydroxide price of US$ 11,000 per ton. David Billington is responsible for the mineral reserves with an effective date: December 15, 2021. No material changes since the last reserve update.

Mt. Holland―Summary of Mineral Resources Exclusive of Mineral Reserves at the End of The Fiscal Year Ended December 31, 2021
1

			Resources	Cut-off	Metallurgical
	Amount		Grades/Qualities	grades	recovery
	Total Mton	SQM Attributable MTon	Li 2 O %	Li 2 O %	%
Measured Mineral Resources	27.0	13.5	1.58	0.5	75%
Indicated Mineral Resources	61.0	30.5	1.45	0.5	75%
Measured + Indicated Mineral Resources	88.0	44.0	1.49	0.5	75%
Inferred Mineral Resources	7.0	3.5	1.38	0.5	75%

(1)
Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut-off grade
include mine gate pricing of US$ 800 per ton of 6% Li2O concentrate, AU$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.75AU$:1.00US$. These economics define a cut-off grade of 0.50% lithium oxide. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since the last update.

Mt. Holland―Summary of Mineral Resources Inclusive of Mineral Reserves at the End of The Fiscal Year Ended December 31, 2021
1

			Resources	Cut-off	Metallurgical
	Amount		Grades/Qualities	grades	recovery
	Total Mton	SQM Attributable MTon	Li 2 O%	Li 2 O%	%
Measured Mineral Resources	71.0	35.5	1.57	0.5	75%
Indicated Mineral Resources	107.0	53.5	1.51	0.5	75%
Measured + Indicated Mineral Resources	178.0	89.0	1.54	0.5	75%
Inferred Mineral Resources	8.0	4.0	1.44	0.5	75%

79

(1)
Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported inclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut-off grade
include mine gate pricing of US$ 800 per ton of 6% Li2O concentrate, AU$19 per bcm mining cost (
LoM
average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.75AU$:1.00US$.
These economics define a cut-off grade of 0.50%
Li
2
O
. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since last update.

Mining Rights

The Mt. Holland Lithium project development envelope for the Mine and Concentrator is spread across three core mining tenements (M77/1065, M77/1066 & M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4606 hectares.

Most of the Project Tenements are currently registered under MH Gold, an affiliate of Wesfarmers Limited, and SQM Australia, an affiliate of SQM, in equal interests. Any other tenements are held by MH Gold Pty Ltd or Montague Resources Australia Pty Ltd, both ultimately controlled by Wesfarmers Chemicals, Energy and Fertilizers (WesCEF). The project is managed by Covalent Lithium Pty Ltd (“Covalent”), a joint venture in which SQM owns 50% and Wesfarmers Limited owns the remaining 50%. Covalent and the joint venturers have entered into an access agreement with Montague and MH Gold that authorizes the Mt. Holland JV to access such tenements as required for the purpose of the Project. Covalent is not the registered holder or applicant of the Project Tenements under the Mining Act of 1978 (WA) (Mining Act).

The information presented in the following table (Mt. Holland project) has been validated by the following Qualified Persons:

Mr.
David Billington is a mining engineer with a BE in Mining, he has over 35 years of experience in mine planning, mine operations and management and project evaluation and consulting, for different commodities (Li, Ta, Sn, Fe2O3, Au, Cu, REE). As a mining engineer, he has worked at pegmatite projects producing Lithium for 10 years and evaluated multiple lithium pegmatite projects. He is a member of the Australasian Institute of Mining and Metallurgy (AUSIMM), 109676. He meets the experience criteria as competent person for Ore Reserves is style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a Qualified Person as defined by S-K 1300 regulations. Mr. Billington is an employee of Covalent Lithium a Joint Venture between SQM and Wesfarmers Ltd. He is responsible for the Reserve Estimation for the Mt. Holland Lithium Project.

Mr. Kerry Griffin is a qualified Geologist and has over 27 years of extensive hands-on experience in mine geology, mine development and management, designing and managing large scale exploration and resource drilling programs, resource modelling and estimation, the management and training of geological/technical teams in Australia, Africa, South/Central America, Central and SE Asia including more than 22 years in senior or management positions. His experience in lithium pegmatites includes exploration, resource development and mining in Australia, Southern Africa, and South America and as such, Mr. Griffin meets the experience criteria as a competent person for Ore Resources in this style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a Qualified Person as defined by S-K 1300 regulations. He is a current member of the Australian Institute of Geoscientists (3521) and the Society of Economic Geology. Kerry is currently employed by Mining Plus Ltd. He is responsible for the Resource Estimation for the Mt. Holland Lithium Project.

Mr. Andrés Fock is a Geologist and MSC in Geology, with 17 years of experience in project evaluation, resource estimation, exploration and geostatistics, for different commodities (Li, K, I, NO3, Cu, REE). Since 2019, he is a Qualified Person registered with No. 0388 in the Public Registry of Qualified Persons in Mining Resources and Reserves, following Law N°20,235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile. As a geologist, he has evaluated multiple lithium brine and lithium bearing pegmatite projects. He is a Qualified Person as defined by S-K 1300 regulations. Mr. Fock acted as project manager during preparation of the Technical Report Summary for the Mt. Holland Project. Mr. Fock is an employee of SQM.

Transportation and Storage Facilities in Chile

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Carmen Lithium facility. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), nitrates and lithium carbonate.

The Port of Tocopilla terminal facilities cover approximately 22 hectares and are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The Port of Tocopilla terminal facilities have a weighted average age of 13.22 years and a gross book value of approximately US$167.9 million. The facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships, a crane with a 40-ton capacity for the loading of sealed product onto ships and a nitrate mixing facility.

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

Computer System

We have information systems and a management information system (Enterprise resource planning or ERP) to support the administrative business processes or support of the company: Finance, Accounting, Human Resources and Logistics (IT), this does not include production systems, plant operation, extraction and maintenance (OT). The ERP and main system is located in Chile; although each commercial office has its own ERP that is later consolidated in the central system in Chile.

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

In relation to information security and cybersecurity, we are executing a plan in accordance with the strategic objectives of the business to safeguard the most important assets defined in the corporate risk meetings. This implies making our users aware of the best use of processes and computing (awareness) and working to comply with standards.

Internal Controls

The preparation of mineral reserve and resource estimates is completed in accordance with our prescribed internal control procedures, which are designed specifically to ensure the reliability of such estimates presented herein. Annually, QPs and other employees review the estimates of mineral reserves and mineral resources, the supporting documentation, and compliance with applicable internal controls. Such controls employ management systems, standardized procedures, workflow processes, multi-functional supervision and management approval, internal and external reviews, reconciliations, and data security covering record keeping, chain of custody and data storage.

The internal controls for reserve and resource estimates also cover exploration activities, sample preparation and analysis, data verification, processing, metallurgical testing, recovery estimation, mine design and sequencing, and reserve and resource evaluations, with environmental, social and regulatory considerations. The quality assurance and control protocols over the assaying of drill hole samples are performed by reputable commercial laboratories following certification and accreditation programs established by the American Society for Testing and Materials (ASTM) or Australian National Association of Testing Authorities (NATA).

The reserve and resource estimates have inherent risks due to data accuracy, uncertainty from geological interpretation, mine plan assumptions, uncontrolled rights for mineral and surface properties, environmental challenges, uncertainty for future market supply and demand, and changes in laws and regulations. Management and QPs are aware of those risks that might directly impact the assessment of mineral reserves and resources. The current mineral reserves and resources are estimated based on the best information available and are subject to re-assessment when conditions change. Refer to Item 4A. “Risk Factors” for discussion of risks associated with the estimates of our mineral reserves and resources.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item 5 should be read in conjunction with the Company’s Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Th
e Company’s Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

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

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional and presentation currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 24 to our consolidated financial statements.

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2021, for hedging purposes we had open contracts to buy U.S. dollars and sell Chinese Yuan for approximately US$207.6 million (CNY1,330.0 million), to sell Euros for approximately US$61.0 million (EUR52.75 million),and to sell South African rand for approximately US$35.8 million (ZAR 571.0 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$85.3 million (Ch$72,010 million). All of the UF 10.6 million outstanding bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$420 million as of December 31, 2021.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$263 million (Ch$221,816 million).

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2021		2020		2019
	%	US$	%	US$	%	US$
Specialty plant nutrition	32%	908.8	39%	701.7	37%	723.9
Iodine and derivatives	15%	437.9	18%	334.7	19%	371.0
Lithium and derivatives	33%	936.1	21%	383.4	26%	505.7
Potassium	15%	416.6	12%	209.3	11%	212.2
Industrial chemicals	5%	132.0	9%	160.6	5%	94.9
Other products and services	1%	30.8	2%	27.6	2%	36.0

Total	100	2,862.3	100	1,817.2	100	1,1943.7

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2021		2020		2019
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	2,862.3	100.0	1,817.2	100.0	1,943.7	100.0
Cost of sales (1)	(1,772.2)	61.9	(1,334.3)	73.4	(1,383.6)	71.2
Gross profit	1,090.1	38.1	482.9	26.6	560.1	28.8
Other income	19.6	0.7	26.9	1.5	18.2	0.9
Administrative expenses	(118.9)	4.2	(107.0)	5.9	(117.2)	6.0
Other expenses (2)	(60.6)	2.1	(99.6)	5.5	(26.0)	1.3
Net impairment gains or reversal (losses) of financial assets	(0.2)	0.0	4.7	0.7	(1.1)	-
Other gains (losses)	(2.6)	00.1	0.5	0.3	0.4	0.5
Finance income	4.7	0.2	13.7	0.8	26.3	1.4
Finance expenses	(84.6)	3.0	(82.2)	4.5	(76.9)	4.0
Equity income of associates and joint ventures accounted for using the equity method	11.1	0.4	8.9	0.5	9.8	0.5
Foreign currency exchange differences	(17.2)	0.6	(4.4)	0.2	(2.2)	0.1
Income before income tax expense	841.2	29.4	238.5	13.1	390.6	20.1
Income tax expense	(249.0)	8.7	(70.2)	3.9	(110.0)	5.7

Profit attributable to:
Controlling interests	585.5	20.5	164.5	9.1	278.1	14.3
Non-controlling interests	6.8	0.2	3.8	0.2	2.5	0.1
Profit for the year	592.2	20.7	168.4	9.3	280.6	14.4

(1)
Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$247.6 million in 2021, US$74.4 million in 2020 and US$143.9 million in 2019.

(2)	Other expenses for 2020 includes a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.

Results of Operations – 2021 compared to 2020

Revenues

Revenues increased by 57.5% to US$2,862.3 million in 2021 from US$1,817.2 million in 2020. The main factors that caused the increase in revenues and variations in different product lines are described below.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$936.1 million during the year ended December 31, 2021, an increase of 144.2% compared to the US$384.4 million for the year ended December 31, 2020. Set forth below are sales volume data for the specified years:

(in Th. MT)	2021	2020	% Change
Lithium and derivatives	101.1	64.6	56%

During 2021, we believe total lithium market demand surpassed 500,000 metric tons, an increase of approximately 55% when compared to 2020. The lithium market was mainly driven by growth in the electric vehicle market, which we believe grew over 100% when compared to 2020, led by China representing about 50% of global sales.

Our sales volumes in the lithium and derivatives business line surpassed 101,000 metric tons during 2021, an increase of approximately 57% when compared to the previous year. We sold approximately 31,100 metric tons during the fourth quarter of 2021, with an average price of US$14,600.

Average prices in this business line increased 56.1% in 2021 compared to average prices during 2020, reaching approximately US$9,300/MT compared to average prices of approximately US$5,900/MT in 2020.

Specialty Plant Nutrition

Revenues from the specialty plant nutrition business line for the year ended December 31, 2021 totaled US$908.8 million, an increase of 29.5% compared to US$701.7 million reported for the year ended December 31, 2020.

Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2021	2020	% Change
Potassium nitrate and sodium potassium nitrate	643.6	575.2	12%
Specialty blends	304.0	271.3	12%
Other specialty plant nutrients (*)	174.9	164.4	6%
Sodium nitrate	32.1	25.6	25%
* Includes trading of other specialty fertilizers.

We believe demand growth in the agricultural potassium nitrate market increased approximately 4% when compared to 2020.

Our sales volumes during 2021 increased over 11% when compared to 2020, and average prices in this business lines increased over 16%. During the fourth quarter of 2021, prices surpassed US$940 per ton, related mostly to higher prices in the potassium nitrate markets, which have followed the positive trend observed in global potassium chloride prices and been impacted by lower production by some competitors. We saw our average prices increase approximately 39% when compared to prices reported during the same period of 2020.

Average prices in the specialty plant nutrition business line were US$466/MT in 2021, an increase of 61.9% compared to average prices of US$288/MT reported in 2020.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the year ended December 31, 2021 were US$437.9 million, an increase of 30.9% compared to US$334.7 million generated for the year ended December 31, 2020.

Set forth below are sales volume data for the specified years:

(in Th. MT)	2021	2020	% Change
Iodine and derivatives	12.3	9.7	27%

Higher iodine revenues were the result of increased sales volumes during 2021 compared to 2020. Average prices in the business line increased slightly
by
2.8%, reaching US$36/kilogram in 2021 compared to US$35/kilogram in 2020.

Potassium

Potassium chloride and potassium sulfate revenues for the year ended December 31, 2021 totaled US$416.6 million, a 99.0% increase compared to the US$209.3 million reported for the year ended December 31, 2020.

(in Th. MT)	2021	2020	% Change
Potassium chloride and potassium sulfate	893.2	726.7	23%

In 2021, we believe that the potassium chloride market reached approximately 71 million metric tons. Revenues in the potassium chloride and potassium sulfate business line during 2021 were impacted by higher average prices when compared to 2020 and higher sales volumes. Our sales volumes for potassium chloride and potassium sulfate reached approximately 893,000 metric tons. Average prices in the potassium chloride and potassium sulfate business line increased approximately 62% during 2021 when compared to 2020, reaching US$466/MT.

Industrial Chemicals

Industrial chemicals revenues for the year ended December 31, 2021 reached US$132.0 million, a 17.8% decrease compared to US$160.6 million for the year ended December 31, 2020.

Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2021	2020	% Change
Industrial chemicals	174.5	225.1	-22%

Our lower revenues in industrial chemicals reflected lower sales volumes in the business line. We reported sales of approximately 99,000 metric tons of solar salts during year, lower than our original estimates as a result of delivery delays.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income were US$30.8 million in 2021, an increase of 11.9% compared to US$27.6 million of revenues in 2020.

Cost of Sales

Our overall cost of sales increased 32.8% to US$1,772.2 million in 2021, which represented 61.9% of revenues, from US$1,334.3 million in 2020, which represented 71.2% of revenues. The main factors that caused the increase in cost of sales and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives cost of sales increased 66.6% to US$494.8 million in 2021 from US$297.0 million in 2020, primarily as a result of our increased sales volumes during 2021 compared to 2020.

Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium as a result of our 2018 amendment of the lease agreement with Corfo. This agreement includes important amendments to the lease agreement and project agreement signed between Corfo and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. For lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price (See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.):

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
Over US$10,000	40.0%

Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 20.3% to US$646.9 million in 2021 from US$537.8 million in 2020, as a result of higher costs per ton of potassium nitrate The average cost of sales in the specialty plant nutrition business line was US$560/MT in 2021, higher than US$519/MT in 2020.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 42.6% to US$240.3 million in 2021 from US$168.5 million in 2020. The average cost of sales in the iodine and derivatives business line was US$19.6/kilogram in 2021, an increase of 12.1% from US$17.5/kilogram in 2020.

Potassium

Potassium cost of sales increased 35.3% to US$253.1 million in 2021 from US$187.9 million in 2020, as a result of increased sales volumes. The average cost of sales in the potassium business line was US$283/MT in 2021, an increase from US$257/MT in 2020.

Industrial Chemicals

Industrial chemicals cost of sales decreased 8.4% to US$109.1 million in 2021 from US$119.1 million in 2020, as a result of decreased sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$652/MT in 2021, an increase of 18.2% from US$529/MT in 2020.

Gross Profit

Gross profit increased 125.8% to US$1,090.1 million in 2021, which represented 38.1% of revenues, from US$482.9 million in 2020, which represented 26.6% of revenues. As discussed above, this increase is attributable to the increase in revenues as a result of higher prices of lithium and derivatives, iodine and derivatives, specialty plant nutrients, industrial chemicals and potassium chloride and potassium sulphate and higher sales volumes of lithium and derivatives, iodine and derivatives, potassium chloride and potassium sulphate and specialty plant nutrients.

Other Income

Other income decreased 37.5% to US$19.6 million in 2021, which represented 0.7% of revenues, from US$26.9 million in 2020, which represented 1.5% of revenues.

Administrative Expenses

Administrative expenses increased 11.1% to US$118.9 million in 2021, which represented 4.1% of revenues, from US$107.0 million in 2020, which represented 5.9% of revenues.

Other Expenses

Other expenses decreased 39.2% to US$60.6 million in 2021, which represented 2.1% of revenues, from US$99.6 million in 2020, which represented 5.5% of revenues.

Other Gains (Losses)

Other losses were US$2.6 million in 2021, compared to losses of US$5.3 million in 2020.

Finance Income

Finance income decreased 67.0% to US$4.7 million in 2021, which represented 0.2% of revenues, from US$13.7 million in 2020, which represented 0.8% of revenues, due to lower interest rates earned on our investments.

Finance Expenses

Finance expenses increased 3.0% to US$84.6 million in 2021, which represented 0.3% of revenues, from US$82.2 million in 2020, which represented 4.5% of revenues, due to increased levels of debt that we had outstanding during 2021 compared to 2020.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method increased 24.5% to US11.1 million in 2021, which represented 0.4% of revenues, from US$8.9 million in 2020, which represented 0.5% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$17.2 million in 2021, which represented 0.6% of revenues, compared with a loss of US$4.4 million in 2020, which represented 0.2% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program.

Profit Before Taxes

Profit before taxes increased by US$602.7 million, or 253%, to US$841.2 million in 2021 from US$238.5 million in 2020. This increase was primarily attributable to increase in revenues by US$1,045.1 million, partially offset by an increase in cost of sales by only US$437.9 million and an increase in administrative expenses by only US$11.9 million, as described above.

Income Tax Expense

Income tax expenses increased 254.8% to US$249.0 million in 2021, representing an effective tax rate of 29.6%, compared to US$70.2 million in 2020, representing an effective tax rate of 29.4%. The effective Chilean corporate tax rate was 27.0% during 2021 and 2020.
Income tax increased as a result of higher taxable income reported in 2021 compared to 2020.

Profit for the Year

Profit for the year increased 251.8% to US$592.2 million in 2021 from US$168.4 million in 2020, primarily due to higher average prices in all of our business lines and higher sales volumes in the iodine, lithium and fertilizer business lines.

Results of Operations – 2020 compared to 2019

For a discussion of the comparison of our results of operations for the fiscal years 2020 and 2019, see “Part I, Item 5.A. Operating Results—Results of Operations – 2020 compared to 2019” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 17, 2021.

5.B. Liquidity and Capital Resources

As of December 31, 2021, we had US$2,434.1 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2021, we had US$498 million of unused uncommitted working capital credit lines.

Shareholders’ equity increased to US$3,216.0 million as of December 31, 2021 from US$2,162.6 million as of December 31, 2020. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased to 1.19 as of December 31, 2021 from 1.21 as of December 31, 2020.

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

The table below shows our cash flows for 2021, 2020 and 2019:

(in milli ons of US$)	2021	2020	2019
Net cash from operating activities	822.5	182.2	427.0
Net cash used in financing activities	1,206.5	(94.1)	105.9
Net cash from (used in) investing activities	(1,006.9)	(167.1)	(485.5)
Effects of exchange rate fluctuations on cash and cash equivalents	(16.1)	(0.4)	(14.9)
Net increase (decrease) in cash and cash equivalents	(1,005.9)	(79.4)	(32.5)

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

We believe that our capital expenditures for 2022 could reach approximately US$900 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium project in Australia. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions.
I
n the consolidated statement of cash flows, we reported dividends paid of US$572 million and US$222 million during 2021 and 2020, respectively. For a disclosure of our 2021 dividend policy and payments, see “Item 8.A.8. Dividend Policy.”

The proposed dividend policy for 2022 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 26, 2022.

As of December 31, 2021, we had US$2,434.1 million of cash and cash equivalents and time deposits. In addition, as of December 31, 2021, we had US$498 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 0.2x as of December
31, 2021. Our next debt maturity that will require a significant cash payment is scheduled to occur in April 2023. We believe that our capital expenditures related to expansion and maintenance will require approximately US$900 million during 2022. We believe that our capital expenditures related to maintenance will require approximately US$120 million during 2022.

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

Our current ratio, defined as current assets divided by current liabilities, decreased to 4.6 as of December 31, 2021 from 5.4 as of December 31, 2020. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2021.

Debt Instrument (1)	Current Amount (ThUS$)	Non- Current Amount (ThUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
Bilateral loan — US$70 million	309	69,554	1.36%	May 29, 2019	May 30, 2023	Bullet
3.63% Notes due 2023 — US$300 million	4,733	299,679	3.63%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.38% Notes due 2025 — US$250 million	1,451	248,989	4.38%	Oct. 23, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	6,918	445,488	4.25%	May 7, 2019	May 7, 2029	Bullet
4.25% Notes due 2050—US$400 million	2,974	393,594	4.25%	Jan. 22, 2020	Jan. 22, 2050	Bullet
3.50% Notes due 2051—US$700 million Green Bond	165	685,102	3.5%	Sep. 10, 2021	Sep. 10, 2051	Bullet
Series H Bond — UF 4 million.	14,613	99,822	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	261	54,746	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	735	111,109	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	1,236	110,842	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet

(1)	UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Nota 14.4 b y d

As of December 31, 2021, we had total financial debt of US$2,588.7 million compared to US$1,899.5 million as of December 31, 2020. The total short-term debt as of December 31, 2021 was US$51.3million, and as of December 31, 2021 was US$69.0 million.

As of December 31, 2021, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our nominal long-term debt by year as of December 31, 2021 (in millions of US dollars):

Maturity (1)	Amount
2022	13.3
2023	383.3
2024	13.3
2025	263.3
2026 and thereafter	1,885.2
Total	2,558.6

(1)
Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2021 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2021, a market value of US$81.9 million against SQM.

On September 20, 2021, we issued and sold US$700 million principal amount of senior secured notes to qualified institutional buyers in the United States under Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and to investors outside the United States under Regulation S under the Securities Act. These notes have an annual interest rate of 4.250% and mature in 2051.

Environmental and Occupational Safety and Health Projects

We spent US$35.5 million on environmental, safety and health projects in 2021. We have budgeted approximately US$30.4 million in 2022 for environmental, safety and health projects. This amount forms part of the capital expenditure program discussed above.

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

	For the years ended December 31,
	2021	2020	2019
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	592.2	168.4	280.6
(+) Depreciation and amortization expenses	214.2	203.9	201.2
(+) Finance costs	84.6	82.2	77.9
(+) Income tax	249.0	70.2	110.0
EBITDA	1,140.1	524.6	668.9
(-) Other income	19.6	26.9	18.2
(-) Other gains (losses)	(2.6)	(5.3)	(0.4)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	11.1	8.9	9.8
(+) Other Expenses by Function	(60.6)	(99.6)	26.0
(+) Net impairment gains on reversal (losses) of financial assets	(0.2)	4.7	(1.1)
(-) Finance income	4.7	13.7	26.3
(-) Currency differences	(17.2)	(4.4)	(2.2)
Adjusted EBITDA	1,185.5	579.8	644.2

5.C.	Research and Development, Patents and Licenses, etc.

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

5.D. Trend Information

Our revenues increased 57.5% to US$2,862.3 million in 2021 from US$1,817.2 million in 2020. Gross profit reached US$1,090.1 million (38.1% of revenues) in 2021, higher than US$482.9 million (26.6% of revenues) recorded in 2020. Profit attributable to controlling interests increased 255.9% to US$585.5 million in 2021 from US$164.5 million in 2020.

In January 2020, the World Health Organization deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health (
Ministerio de Salud
) declared a nationwide State of Emergency. In response to the spread of COVID-19, the Chilean government has closed its borders for entry by non-resident foreigners for a specified period of time, prohibited the docking of cruise ships at Chilean ports, imposed quarantines on certain neighborhoods of the capital of Santiago and other cities and imposed a nationwide curfew. These measures have not impacted imports or exports to or from Chile.

As a precaution, our management has implemented several additional measures to help reduce the speed at which COVID-19 may spread in our Company, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high-risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with the evolving COVID-19 situation. However, we did not see a material impact on our operations related to COVID-19 during 2021. While the global impacts of the COVID-19 pandemic are constantly changing, international financial markets have reflected the uncertainty associated with the slowdown of the global economy and the potential impact if businesses, workers, customers and others are prevented or restricted from conducting business activities due to quarantines, business closures or other restrictions imposed by businesses or governmental authorities in response to the COVID-19 outbreak.

Revenues from lithium and derivatives totaled US$936.1 million during the twelve months ended December 31, 2021, an increase of 144.2% compared to the US$383.4 million for the twelve months ended December 31, 2020. During 2021, Our sales volumes in the lithium and derivatives business line surpassed 101,000 metric tons, an increase of approximately 57% when compared to the previous year. Additionally, our average prices in the lithium and derivatives business line reached approximately US$9,300, an increase of 56.1% when compared to 2020. We sold approximately 31,100 metric tons during the fourth quarter, with an average price of US$14,600. Accordingly, we believe that sales volumes and average prices in this business line could be materially higher in 2022 when compared to 2021, reaching close to 140,000 metric tons and that our average prices could be materially higher.

We remain particularly optimistic about the long-term growth of the lithium market. For this reason, we expect to increase our lithium carbonate and lithium hydroxide capacity significantly in the coming year. We expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 180,000 and 30,000 metric tons, respectively, during the first half of 2022. In addition, we recently announced that we will further increase our capacity to 210,000 and 40,000 metric tons of lithium carbonate and lithium hydroxide, respectively, in 2023.

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2021 were US$437.9 million, an increase of 30.9% compared to US$334.7 million generated for the twelve months ended December 31, 2020. During 2021, global demand for iodine had a significant recovery compared to 2020, even exceeding the demand levels seen before the COVID-19 pandemic. Main drivers of this increase were seen in the X-ray contrast media market, which demand grew by 14-15% compared to 2020, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies. This strong recovery led to a strong pricing environment during the year, with prices increasing over 11% in the fourth quarter 2021 when compared to the third quarter. As a result of tight supply/demand equilibrium, we are expecting the upward pricing trend to continue during 2022. We believe that demand growth in 2022 could be around 1%. We believe average prices in 2022 could be significantly higher.

Revenues from the SPN business line for the twelve months ended December 31, 2021 totaled US$908.8 million, an increase of 29.5% compared to $701.7 million reported for the twelve months ended December 31, 2020. The specialty plant nutrition business line remains an important segment within our diverse portfolio and we believe demand growth in the agricultural potassium nitrate market increased approximately 4% when compared to 2020. Our sales volumes during 2021 increased over 11% when compared to 2020, and average prices in this business lines increased over 16%. During the fourth quarter of 2021, prices surpassed US$940 per ton, related mostly to higher prices in the potassium nitrate markets, which have followed the positive trend observed in global potassium chloride prices and been impacted by lower production by some competitors. We saw our average prices increase approximately 40% when compared to prices reported during the same period of 2020. We believe that prices could remain at this level or higher during the first half of 2022.

Potassium chloride and potassium sulfate revenues for 2021 totaled US$416.6 million, a 99.0% increase compared to the US$209.3 million reported for the twelve months ended December 31, 2020. We estimate that demand in 2021 reached approximately 71 million metric tons. During the first months of 2022, we have seen strong demand growth, however due to current macroeconomic factors it is difficult to estimate the overall potassium market growth this year. Global prices in the potassium chloride market increased significantly and rapidly throughout 2021, especially in the fourth quarter 2021 when our average prices during the fourth quarter reached almost US$685 per metric ton. We believe that average prices during 2022 will be significantly higher than the average prices of US$466 per metric ton reported during 2021.

5.E.	Critical Accounting Estimates

For information on our critical accounting estimates, see Note 3.33 to our consolidated financial statements.

5.F.	Safe Harbor

The information contained in Item 5.E contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

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

Each of the eight members of the current Board of Directors was elected for a three-year term at the Annual General Shareholders’ Meeting that took place on April 25, 2019, with the exception of Mr. Ashley Ozols. On December 22, 2021, Mr. Robert Zatta resigned from the Board of Directors, and the Board of Directors agreed to appoint Mr. Ashley Ozols to fill Mr. Zatta’s vacancy, effective the same day. As a result of the vacancy created by Mr. Zatta’s resignation, an election of the entire Board of Directors will take place at the next Annual General Shareholders meeting to be held on April 26, 2022.

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
April 2018

Patricio Contesse F.
Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from the Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group, where he is currently Vice Chairman of the Boards of Directors of the Pampa Group entities. Additionally, he is a member of the Board and Chairman of the Director’s Committee of Invercap S.A.
April 2018

Name	Position and relevant experience	Current position held since
Georges de Bourguignion A.
Director. Mr. de Bourguignon earned a degree in economics from the Pontificia Universidad Católica de Chile, where he later was a professor.
He holds an MBA from the Harvard Business School. He is currently Chairman of Asset Chile S.A. and of Asset General Fund Administrator S.A., two Chilean corporate finance and asset management firms which he founded in 1995. He also serves as a Board member of Embotelladora Andina, a Latin American Coca-Cola bottler, and of Grupo Tanica, a Chilean real estate developer. In the last 12 years, he has been a Board member of several public and private Chilean companies with extensive international operations. He has served as: an independent board member of LATAM Airlines where he oversaw the merger of LAN and TAM Airlines; Vice Chairman of La Polar, heading its exit from bankruptcy proceedings; and a director of the Chilean salt producer Sal Lobos following its acquisition by the German Group K + S. Prior to co-founding Asset Chile, he was an executive at Citibank S.A. in Chile.
April 2019

Hernán Büchi B.
Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A. and S.A.C.I. Falabella, among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.
April 2017

Laurence Golborne R.
Director. Mr. Golborne earned a degree in Industrial Civil Engineering from the Universidad Católica de Chile. He is a member of the Board of Ripley Corp. S.A., and Aventura S.A. (Perú) and Metalúrgica Arrigoni S.A., and President of Tavamay S.A. (Paraguay). Previously, Mr. Golborne was Chilean Minister of the State during 2010-2012, CEO of Cencosud S.A., and Corporate Director of Finance at Gener S.A., among other roles in various companies.
April 2018

Gonzalo Guerrero Y.
Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute Board member of Integramédica S.A. for more than seven years and was a Director of Inversiones Oro Blanco S.A., Asfaltos Chilenos S.A., VNT S.A. (Vantrust Capital Asset Management) and SMA Clinica Internacional S.A. (Perú), among others. Currently, he is an Executive Board member of Guerrero and Associates, Chairman of the Board of Sanasalud S.A., director of SQM Salar S.A. and Chairman of the Fundación para el Desarrollo Social y Patrimonial de Maria Elena. .
April 2017

Name	Position and relevant experience	Current position held since
Ashley Ozols
Director. Mr.
Ozols earned a commerce degree from the University of New South Wales Sydney and is also a CFA charterholder. He is based in Australia and has broad international business experience specializing in providing strategic advisory and financing solutions to American, Australian and Asian -based clients. Between 2003 and 2017, he worked at several investment banks, including Macquarie, Grant Samel, and CLSA. Between 2017 and beginning his role as board member at SQM, he worked at Tianqi Lithium as a senior executive focused on business development.
December 2021

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

Gerardo Illanes G. (1)
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
September 2016

Pablo Altimiras C.
Executive Vice President of Nitrates and Iodine Businesses. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Business Development and Planning. . In October 2018, he became Vice President of Lithium and Iodine Businesses and assumed his current role in the Company in December 2021.
December 2021

José Miguel Berguño C. (2)
Vice President of Corporate Services. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance. In 2019, he became Vice President of Operations of Nitrates and Iodine and assumed his current role in December 2021.
December 2021

Name	Position and relevant experience	Current position held since
Carlos Díaz O.
Executive Vice President of Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM as Planning Engineer in the Sales Division. He was promoted to Planning Manager in 1998. In 2002, he assumed the position of Deputy Financial Manager of the Commercial Offices and in 2006, he became our Logistics Manager. In 2019 he became Vice President of Operations, Potassium and Lithium and assumed his current role in December 2021.
December 2021

Ana María Muñoz Blawciak
Risk,
Compliance and Internal Audit Manager. Ms. Muñoz is a lawyer from Pontificia Universidad Católica de Chile with an LLM from Georgetown University and holds Diplomas in Corporate Governance, Free Competition, Fraud Prevention and Detection, among others. Prior to joining SQM she worked at Unilever from
2007
to
2009,
ENAP from
2010
to
2015,
Nissan from
2015
to
2019
and Stryker from
2020
to
2021,
where
she led Legal and Compliance areas, applying highly advanced methodologies for compliance, risks and internal audit, with national and international standards, especially the guidelines of the U.S. Department of Justice (DOJ), the U.S. Securities and Exchange Commission (SEC) in matters of compliance programs for companies related to anti-corruption under the U.S. Foreign Corrupt Practices Act (FCPA). She also participates in seminars and is invited to teach in courses about this related to these topics.

July 2021

(1)	As of December 31, 2021, Mr. Illanes beneficially owned 800 SQM shares.
(2)	As of December 31, 2021, Mr. Berguño beneficially owned 380 SQM shares.

6.B.	Compensation

At the Ordinary Shareholders’ Meeting held on April 23, 2021, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2021, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2021 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2021 total net profit of the Company.

In addition, during 2021, members of the Directors’ Committee were paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained in 2021 fiscal year.

During 2021, the members of the Safety, Health and Environmental and the Corporate Governance Committees received UF 100 per month, regardless of the number of sessions held.

During 2021, the co
mpensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Total (Ch$)
Alberto Salas Muñoz	391,278,653	89,115,962	—	—	480,394,615
Patricio Contesse Fica	355,424,726	—	35,853,927	35,853,927	427,132,580
Georges de Bourguignon Arndt	267,347,181	—	35,853,927	—	303,201,108
Hernán Büchi Buc	267,347,181	89,115,961	—	—	356,463,142
Laurence Golborne Riveros	267,347,181	89,115,962	—	—	356,463,143
Gonzalo Guerrero Yamamoto	267,347,181	—	—	35,853,927	303,201,108
Francisco Ugarte Larrain	267,347,181	—	—	35,853,927	303,201,108
Robert J. Zatta	266,194,335	—	35,661,786	—	301,856,121
Total	2,349,633,619	267,347,885	107,369,640	107,561,781	2,831,912,925

Because he joined the Board in December 2021, Ashley Ozols did not receive any compensation for 2021.

For the year ended December 31, 2021, the aggregate compensation paid to our 127 members of management based in Chile was US$31.6 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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

As of December 31, 2021, we had a provision related to all of the incentive programs in the aggregate of US$27.1 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C.	Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in “Item 6.A. Directors and Senior Managers.”

The date of expiration of the term of the current Board of Directors is April 2022. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the previous Annual General Shareholders’ Meeting held on April 25, 2019 for a three-year term expiring in April 2022, with the exception of Mr. Ashley Ozols. On December 21, 2021, Mr. Robert Zatta resigned from the Board of Directors, and the Board of Directors appointed Mr. Ozols to fill Mr. Zatta’s vacancy, effective on December 22, 2021. As a result of the vacancy created by Mr. Zatta’s resignation, an election of the entire Board of Directors will take place at the next Annual General Shareholders meeting to be held on April 26, 2022.

The members of the Board of Directors are remunerated in accordance with the information provided above in “Item 6.B. Compensation.” There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2021, we had a Directors’ Committee (
Comité de Directores
) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

Since April 25, 2019, our Directors’ Committee has been comprised of three Directors: Messrs. Georges de Bourguignon Arndt, Laurence Golborne Riveros and Alberto Salas Muñoz. Each of the three members meets the NYSE independence and Chilean independence requirements for audit committee members. Mr. Salas holds the position of Chairman of the Directors’ Committee.

During 2021, the Directors’ Committee (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the Company’s risk matrix; (viii) the activity related to the Company's compliance program; (ix) the report on internal control of the Company and (x) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2021.

Regarding the above, the Committee:

(a)
Examined the information regarding the financial statements of SQM for the 2021 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2021 fiscal year.

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

The Committee issued the Annual Management Report referred to in the Chilean Corporations Act.

During 2021, the Company did not enter into related party transactions which require to follow the requirements and procedures established in title XVI of the Corporations Act, therefore the Committee was not required to examine information regarding related party transactions, but did review a potential transaction that was not entered into by the Company.

On April 23, 2021, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the sum of the annual remunerations of the members of the Committee and US$250,000. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the General Shareholders Meeting.

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

6.D. Employees

As of December 31, 2021, we had 6,081 permanent employees, 410 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.6 years.

	As of December 31,
	2021	2020	2019
Employees in Chile	5,671	5,080	5,274
Employees outside of Chile	410	427	467
Total employees	6,081	5,507	5,741

As of December 31, 2021, 66% of our permanent employees in Chile were represented by 20 labor unions, which represent their members in collective negotiations with us. Compensation for unionized personnel is established in accordance with the relevant collective bargaining agreements. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health death and disability benefits, among others.

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

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Pension Fund Administrator (Sociedad Administradora de Fondos de Pensiones). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We do, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, or resignation.

Over 93% of our employees are employed in Chile, of which approximately 66% were represented by 20 labor unions as of December 31, 2021. As of December 31, 2021, all collective bargaining agreements had been renegotiated in advance. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 1, 2022 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
The Bank of New York Mellon ADRs	—	—	68,082,814	47.67%	23.84%
Tianqi Lithium Corporation (1)	62,556,568	43.80%	3,521,079	2.47%	23.13%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,989,231	31.50%	—	—	15.75%
Potasios de Chile S.A. (3)	18,179,147	12.73%	—	—	6.36%
Banco de Chile por cuenta de State Street.	23,044	0.02%	9,064,067	6.35%	3.18%
Banco Santander por cuenta de Inversionistas por extranjeros	—	—	8,869,636	6.21%	3.11%
Inversiones Global Mining Chile Ltda. (3)	8,798,539	6.16%	—	—	3.08%
Banco de Chile por cuenta de terceros no residentes	78,824	0.06%	7,682,806	5.38%	2.72%

(1)
SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A shares held by Inversiones TLC SpA registered in the shareholder registry of the
Depósito Central de Valores S.A. (“DCV”)
as of March 1, 2022 and (ii) owns directly 3,521,079 Series B shares in the form of ADSs. Therefore, Tianqi beneficially owns 23.13%, of SQM’s total shares.

(2)
Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.

(3)
SQM
has been informed that, as of March 1, 2022, Mr. Julio Ponce Lerou, and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 71,966,917 Series A shares representing 25.20% of all shares of SQM, as follows: (i) Inversiones SQ Ltda. controls 0.03% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 73.78% of Norte Grande, 3.89% of the shares of Sociedad de Inversiones Oro Blanco S.A. and 7.44% of the shares of Nitratos de Chile S.A.; Norte Grande controls 76.85% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.82% of Pampa Calichera, which controls 15.75% of SQM; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining (Chile) Limitada, which controls 3.08% of SQM and (iii) Norte Grande controls 80.01% of Nitratos de Chile S.A., which controls 99.02% of Potasios de Chile S.A., which controls 10.09% of Pampa Calichera and 6.36% of SQM. Therefore, Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), beneficially own 25.20% of SQM’s total shares.

As of March 1, 2022, SQM did not have a Controller Group.

Tianqi Extrajudicial Agreement with the FNE

In August
 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s then-outstanding total shares, Tianqi and the FNE entered into an extrajudicial agreement (the “Extrajudicial Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Extrajudicial Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Extrajudicial Agreement (“Sensitive Information”) (collectively, the “Purpose”).  Pursuant to the Extrajudicial Agreement, Tianqi agreed that, among other things:

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

During the approval process for the Extrajudicial Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Extrajudicial Agreement, including that (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act. The Extrajudicial Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Extrajudicial Agreement, in Spanish, has been made publicly available on the Company’s website at
www.sqm.com
and is also available on the FNE’s website at
http://www.fne.gob.cl

In light of the Company’s concerns regarding the limitations of the Extrajudicial Agreement measures, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement and adopted a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement) on September 30, 2019. See “Item 10.B. Memorandum and Articles of Association—Board Protocol for Presentation and Use of Sensitive Information” below.

The Company believes that approximately 51.64% of its Series A common shares and 28.94% of its Series B common shares were beneficially held in Chile as of March 1, 2022. Approximately 1,188 record holders were in Chile as of March 1, 2022.

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

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of March 1, 2022, there were 142,819,552 Series A common shares and 142,818,904 Series B common shares outstanding.

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

With respect to SQM, transactions with related parties include negotiations, proceedings, contracts or transactions involving SQM and its directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the By-laws or by the Directors’ Committee. Such transactions may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

•	that the transaction be informed to the Directors' Committee and to the Board of Directors prior to its execution;
•
that the Board of Directors, excluding any Directors involved in the transaction, approves the transaction with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders' Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the transaction. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such transaction is in SQM's interest;

•	that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and
•
that the agreement and the names of the directors who approved the same be reported at the next shareholders' meeting. Infractions will not affect the validity of the transaction but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the transaction to SQM, and that such party indemnify for any corresponding damages.

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

In March 2022, the Company adopted a Conflict of Interest Policy which is applicable to all directors, executives and employees of the Company. Under the policy, conflicts of interest may arise where there are family relationships, ownership relationships, management relationships or other situations where the director, executive or employee’s impartiality may be diminished or whose decisions may be contrary to the duty of probity that governs their actions. The policy provides procedure for the resolution of the conflict of interest. For directors, the procedures involve the Company’s compliance officer agreeing with the Directors’ Committee to propose a resolution for approval by the Board of Directors. In the event that a director has an interest or participates in a transaction with related parties that constitutes a conflict of interest under the policy, the related party transaction procedures under the Chilean Corporations Act described above would apply in lieu of the policy. Directors are required to present a declaration of conflict of interest within a month following their appointment as a director and each time a new conflict of interest not previously declared is identified.

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 8 to our Consolidated Financial Statements.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1
See “Item 18. Financial Statements.”

8.A.2
See “Item 18. Financial Statements.”

8.A.3
See “Item 19. Exhibits—Index to Financial Statements—Report of Independent Registered Public Accounting Firm.”

8.A.4
Not applicable.

8.A.5
Not applicable.

8.A.6
Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.

The following is the composition of the consolidated sales for the periods ending on December 31, 2021, 2020 and 2019:

Th. US$	2021	2020	2019
Foreign sales	2,642,672g	1,663,446	1,731,798
Total sales	2,862,320	1,817,919	1,943,655
Foreign sales %	92.3%	91.5%	89.1%

8.A.7
Legal Proceedings

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

On December 11, 2020, the Company and the lead plaintiff, the Council of the Borough of South Tyneside, acting in its capacity as the Administering Authority of the Tyne and Wear Pension Fund, filed before the United States District Court of the Southern District of New York a Stipulation of Settlement of the class action litigation. The class action settlement resolves the claims by class plaintiffs relating to alleged noncompliance with the securities laws and regulations in the United States in connection with certain disclosures made by the Company. Pursuant to the Stipulation of Settlement, SQM paid US$62.5 million. On April 26, 2021, the final settlement was approved by the
District Court.

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
On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 8, 2021, a jury found in favor of Pomona and against SQMNA on a single cause of action for strict products liability under California law. The jury found that Pomona’s damages were US$48,128,378. On January 27, 2022, the District Court entered judgment for Pomona in the amount of US$48,128,378. On February 24, 2022, SQMNA filed a motion for new trial, which was refiled to address a purported procedural issue on February 25, 2022; the District Court has not ruled on the merits of the motion. On February 25, 2022, SQMNA filed a notice of appeal of the District Court judgment to the Ninth Circuit Court of Appeals.

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

8.A.8.
Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual General Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual General Shareholders’ Meeting for approval. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

On March 30, 2021, the Board of Directors, agreed to recommend to the shareholders the payment of a final dividend representing 30% of the 2020 net income. The dividend payment was presented for consideration at the Annual General Shareholders’ Meeting held on April 23, 2021. The amount of the final dividend approved by shareholders at the Annual General Shareholders’ Meeting held on April 23, 2021 was US$0.18752 per share; the amount of US$0.17092 per share was deducted from the definitive dividend as it had been already paid in a form of an interim dividend during 2020. The balance, in the amount of US$0.01660 per share, was paid and distributed to Company’s shareholders on May 7, 2021.

SQM's dividend policy for 2021, reported at the Shareholders' Meeting held on April 23, 2021 and modified as a result of the approval of the distribution and payment of a special dividend equivalent to US$1.40037 per share charged to the retained earnings of the Company (the “Special Dividend”) by the Extraordinary Shareholders' Meeting held on December 22, 2021, included the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend ( dividendo definitivo ):

(i)
100% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.85 times.

(ii)
80% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.95 times.

(iii)
60% of the 2021 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.05 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2021 net income in favor of the respective shareholders as a final dividend.

(b)
Distribute and pay only two interim dividends during 2021, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2021 and as of June 30, 2021, respectively, the percentage distributed shall be determined per the financial parameters expressed in paragraph (
a) above.

On May 19, 2021 and August 18, 2021, the Company's Board of Directors agreed to distribute and pay an interim dividends equivalent to US$0.23797 per share and US$0.31439 per share, respectively, both charged to the Company's 2021 retained earnings. These amounts were paid in their equivalent in Chilean pesos according to the official exchange rate on May 28, 2021 and on September 1, 2021, respectively (the “Interim Dividends”).

(c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2021 net income.

(d)
At the ordinary general shareholders’ meeting that will be held in 2022, the Board of Directors will propose a final dividend pursuant to the percentages in financial parameters described in in paragraph (a) above after deducting the Special Dividend and Interim Dividends previously paid. If the amount is equal to or less than the amount of the sum of the Special Dividend and the Interim Dividends, then no additional amount will be distributed and the Interim Dividends will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend that corresponds in accordance with Chilean law or the Company bylaws.

(e)
If there is an excess of net income in 2021, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (
dividendos eventuales
) charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	The payment of additional dividends ( dividendos adicionales ) is not considered.

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (
hecho esencial
).

On December 22, 2021, the Extraordinary Shareholders' Meeting approved the payment of a special dividend equivalent to US$1.40037 per share, charged to the retained earnings of the Company. This amount was paid on December 30, 2021 in its equivalent in Chilean pesos according to the official exchange rate on December 28, 2021.

The dividend policy proposal for 2022 is expected to be announced at the Annual General Shareholders’ Meeting to be held on April 26, 2022.

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

Dividends		Per Share	Per ADS
Declared for the fiscal year	Paid in	Ch$	US$
2017 (interim)	2017	264.87	0.39222
2017 (interim)	2017	241.49	0.38432
2017 (interim)	2017	275.46	0.42879
2017	2018	253.19	0.41968
n/a ( eventual )	2018	229.22	0.37994
2018 (interim)	2018	271.73	0.43247
2018 (interim)	2018	343.53	0.50864
2018 (interim)	2018	212.38	0.31726
2018	2019	277.70	0.41274
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987
2019	2020	217.67	0.25414
2020 (interim)	2020	138.91	0.17092
n/a ( eventual )	2020	297.95	0.37994
2020	2021	10.79	0.01530
2021 (interim)	2021	173.82	0.23797
2021 (interim)	2021	243.70	0.31439
n/a ( eventual )	2021	1,202.34	1.40037

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

Our Series A shares and Series B shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange.The ADSs representing Series B shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is The Bank of New York Mellon.

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

Directors

As stated in article 9 of the Company’s By-laws, the Company has eight Directors. One of the directors must be “independent” as such term is defined in article 50 bis of the Chilean Corporations Act. Moreover, the possession of shares is not a condition necessary to become a director of the Company.

As stated in article 10 of the Company’s By-laws, the term of the directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement.

The Company’s By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a director has a material interest must comply with the provisions set forth in articles 136 and 146 to 149 of the Chilean Corporations Act and the applicable regulations of the Chilean Corporations Act.

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

Persons who have not been involved in any of the circumstances described in the Law at any time during the preceding 18 months are considered independent. Candidates for the position of Independent Director must be proposed by shareholders representing 1% or more of the Company’s shares, at least 10 days prior to the date of the shareholders’ meeting that has been called in order to elect the Directors. No less than two days prior to the respective shareholders’ meeting, the candidate must provide the Chief Executive Officer with a sworn statement indicating that he: (a) accepts his candidacy for the position of Independent Director; (b) does not meet any of the conditions that would prevent him from being the Independent Director; (c) is not related to the Company, the other companies of the group to which the Company belongs, the controller of the Company, or any of the Company’s officers in such a way that would deprive a sensible person of a reasonable degree of autonomy, interfere with his ability to perform his duties objectively and effectively, generate a potential conflict of interest, or interfere with his independent judgment; and (d) assumes the commitment to remain independent as long as he holds the position of Director.

The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders; (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to the shareholders at the respective shareholders’ meeting. In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such shareholders’ meeting; (c) to examine the information relating to operations referred to in articles 146 to 149 of the Chilean Corporations Act and to prepare a report about such operations. A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations; (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees; (e) to prepare an annual report on its activities, including its main recommendations to the shareholders; (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the audit firm is not prohibited from providing such services because the nature of the same could pose a threat to the audit firm’s independence; and (g) any other issues indicated in the Company’s By-laws or authorized by a shareholders’ meeting or the Board of Directors.

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

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement lapses, but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.

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

As established in article 103 of the Chilean Corporations Act, a company subject to the supervision of the CMF may be liquidated in the following cases:

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

Any holder of Series A and/or Series B shares registered in the Company’s shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

Article 67 of the Chilean Corporations Act provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets and disposal of shares of the referred subsidiary such that the parent company would lose its position as controller of the same; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B of the said law; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of articles 44 and 147 of the Chilean Corporations Act.

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

The Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations. . For a description of the Lease Agreement and Project Agreement with Corfo providing for our rights to exploit mineral resources in the Salar de Atacama, see “Item 3.D. Risk Factors, “Our inability to extend it renew the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.” and “Item 4.D. Property, Plant and Equipment.”

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

Our 1993, 1995, 1998 and 2021 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

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

As of December 31, 2021, we had five series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$250 million, US$300 million US$450 million and US$700 million.

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

Cash Dividends and Other Distributions

On September 29, 2014, the Tax Reform was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. On February 24, 2020, Law No. 21,210 to modernize the tax legislation was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder income tax regime. The corporate tax rate applicable to us increased to a rate of 27% in 2018 and remains the same today.

Under the partially integrated system, the tax burden for dividends distributed by companies to their final shareholders (
i.e.
, taxpayers of the Additional Tax (non-residents) or the Complementary Global Tax (resident natural persons)) allows only a portion of the Chilean corporate income tax paid by the company to be applied as a credit against the tax payable on dividends, unless the shareholder is resident in a country that has a treaty to prevent double taxation with Chile in effect or such treaty was signed before January 1, 2020, even if not yet in effect. In such case, 100% of the Chilean corporate income tax paid by the company may be applied as a credit against the shareholder's taxes payable on dividends.

As a result of the foregoing, foreign shareholders who are residents of a jurisdiction without a tax treaty will be subject to a higher effective tax rate on dividends than residents of jurisdictions with tax treaties.

In the case of U.S. investors, a tax treaty between the United States and Chile was signed prior to January 1, 2020, such that shareholders resident in the United States can allocate 100% of the Chilean corporate tax paid by the Company against the Additional Tax levied on dividends.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2021 earnings of the Company and distributed during the same period was 23.90412%.

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

The general tax regime for the higher value or gain recognized in a transfer of shares (as opposed to sales or exchanges of ADSs that represent those shares) in force as of this date, is subject to both the First Category Tax and the Additional Tax. The amount of the First Category Tax may be credited against the amount of the Additional Tax.

However, the profit obtained from the disposal in the stock exchange or in a public offer governed by the Securities Law of shares of open corporations with a high presence in the stock market is not subject to income tax in Chile. Law No. 20,448 establishes that the shares must also have been acquired after April 19, 2001, in a local stock exchange authorized by the CMF, within the process known as the public offering of ordinary shares governed by the Chilean Securities Market Law, in an initial public offering of common shares resulting from the formation of a corporation or a capital increase thereof, in an exchange of convertible securities subject to public offering, or in the redemption of shares of mutual funds. According to Ruling No. 224 (2008) of the Chilean Internal Revenue Service, the shares received by exchange of ADRs are also considered as "acquired in a stock exchange" if the respective ADRs have been acquired in a stock exchange authorized by the CMF (for example, the London Stock Exchange, the New York Stock Exchange or the Madrid Stock Exchange). Common shares are considered to have a high presence in the stock market when: (a) they are registered in the Security Registry, (b) they are registered in the Chilean Stock Exchange, and (c) they have an adjusted stock market presence equal to or higher than 25%.

As of June 19, 2001, the highest value obtained in the disposal of shares listed on a stock exchange are also exempt from income tax in Chile, when the disposal is carried out by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a local stock exchange authorized by the CMF, or in accordance with the provisions of the Securities Market Law (Law No. 18,045). To qualify as foreign institutional investors, the aforementioned entities must be formed outside of Chile, not have a domicile in Chile, and must be an "investment fund" under Chilean tax law.

On February 2, 2022, Law No. 21,420 was published, which, among other matters, introduced modifications to the tax regime applicable to the sale on the stock exchange or in a process of public offering of shares of corporations with stock market presence, established in article 107 of the Chilean Income Tax Law. Pursuant to this amendment, the highest value or gain obtained will be subject to a single 10% tax. This tax must be withheld by the intervening purchaser or stockbroker, at a rate of 10% calculated on the highest value, if the latter is known on the date of payment of the price, remittance, credit to account or provision, or , with a rate of 1% on the total price, without any deduction, if the highest value is not known on that same date.

For purposes of determining the highest value subject to the tax at a rate of 10%, the amendment introduced by Law No. 21,420 provides that taxpayers with domicile or residence in Chile may consider as acquisition and/or contribution value, at their option:

a) The official closing price of the respective securities, as of December 31 of the year of acquisition, considering first the oldest securities according to their date of acquisition, which may be proposed by the Chilean tax authority in the income statement of the corresponding tax year by virtue of the information that said authority has at its disposal. Said proposal will not release the taxpayer from supplementing or adjusting the corresponding information in accordance with the general rules; or

b) The value of acquisition and/or contribution in accordance with the general regulations established in the Income Tax Law.

Regarding taxpayers without domicile or residence in Chile, for purposes of determining the highest value subject to the single tax with a rate of 10%, they must consider the value of acquisition and/or contribution in accordance with letter b) above."

This modification will take effect on September 1, 2022 and will apply to disposals made after that date.

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

See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions. For information regarding quantitative and qualitative information about market risk
, see Note 4 to our Consolidated Financial Statements.

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

Depo
sitary Payments Fiscal Year 2021

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2020, the Depositary reimbursed expenses related to investor relations for a total amount of US$202,979.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2021.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2021, the Company’s internal control over financial reporting was effective.

(c)
Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2021, see page F-1 of our Audited Consolidated Financial Statements.

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

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2021 and 2020 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2021	2020
Audit fees	1,361	1,343
Tax fees	157	255
All other fees	18	70
Total fees	1,536	1,668

Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2021 and 2020 in connection with the audits of our annual consolidated financial statements

Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2021 and 2020 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.

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

ITEM 16H.	MINE SAFETY AND DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

I TEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

I TEM 18.	FINANCIAL STATEMENTS

For a list of all financial statements filed as part of this Form 20-F Annual Report, see “Item 19. Exhibits.”

I TEM 19.	EXHIBITS

(a) Index to Financial Statements

*All other schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b) Exhibits

Exhibit No.	Exhibit

1.1
By-laws (Estatutos) of the Company, as amended effective as of January 22, 2021, filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, is incorporated herein by reference.

2.1	Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.

8.1	Significant subsidiaries of the Company

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 Chief Financial Officer Certification

13.1	Section 906 Chief Executive Officer Certification

13.2	Section 906 Chief Financial Officer Certification

23.1	Consent of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm

23.2.
Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Nueva Victoria property Technical Report Summary filed as Exhibit 23.1 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.3
Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Salar de Atacama property Technical Report Summary filed as Exhibit 23.2 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.4
Consent of Alvaro Henriquez, WSP Ambiental S.A., regarding the Pampa Orcoma property Technical Report Summary filed as Exhibit 23.3 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.5
Consent of Rodrigo Riquelme Tapia,
GeoInnova
, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.4 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.6
Consent of Gino Slanzi, WSP Ambiental S.A, regarding the Salar de Atacama property Technical Report Summary filed as Exhibit 23.5 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.7
Consent of Gino Slanzi, WSP Ambiental S.A, regarding the Pampa Orcoma property Technical Report Summary filed as Exhibit 23.6 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

23.8
Consent of Gino Slanzi, WSP Ambiental S.A, regarding the Nueva Victoria property Technical Report Summary filed as Exhibit 23.7 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

23.9
Consent of Donald Hulse,
WSP Ambiental S.A
, regarding the Pampa Orcoma property Technical Report Summary filed as Exhibit 23.8 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.10
Consent of David Billington, Covalent Lithium, regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.9 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.11
Consent of Kerry Griffin, Mining Plus Ltd., regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.10 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.12
Consent of Andrés Fock, SQM, regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.11 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

23.13
Consent of Donald Hulse, WSP Ambiental S.A, regarding the Nueva Victoria property Technical Report Summary filed as Exhibit 23.12 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

96.1
Technical Report Summary regarding the Salar de Atacama property, prepared by WSP Ambiental S.A., dated April 2
5
, 2022, filed as Exhibit 96.1 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

96.2
Technical Report Summary regarding the Mt. Holland Lithium Project, prepared by SQM., dated April 2
5
, 2022, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

96.3
Technical Report Summary regarding the Pampa Orcoma property, prepared by WSP Ambiental S.A., dated April 2
5
, 2022, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

96.4
Technical Report Summary regarding the Nueva Victoria property, prepared by WSP Ambiental S.A., dated April 2
5
, 2022, filed as Exhibit 96.4 to the Company’s Report on Form 6-K on April 2
5
, 2022, is incorporated herein by reference.

99.1	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.

99.2	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.

101.INS	I n line XBRL Instance Document - The Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DER	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Inline Cover Page Interactive Data File – The Cover Page

S

IGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.
Chief Financial Officer

Date: April 2 5 , 202 2

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021

Sociedad Química y Minera de Chile S.A. and Subsidiaries
In Thousands of United States Dollars

This document includes:

-	Report of Independent Registered Public Accounting Firm
-	Consolidated Statements of Financial Position
-	Consolidated Statements of Income
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

F-1

F-2

F-3

F-4

F-5

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

R
eport of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and, cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Bulk Inventories Volume

As described in Notes 3.14, 3.33 and 10 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2021 amounted to US$527 million and US$603 million, respectively, which included bulk inventories amounting to US$ 111 million and US$100 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

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

Litigation - Environmental, Tax and Legal Contingencies

As described in Notes 3.26, 3.33, and 20 to the consolidated financial statements, provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation amount can be made.
No provision for an estimated loss is recorded in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters.  The Company also discloses the contingency in circumstances where management concludes no loss is probable or reliably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the environmental, tax and legal contingencies is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with environmental, tax and legal matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the environmental, tax and legal contingencies, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as consolidated financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and evaluating the sufficiency of the Company’s litigation contingency disclosures.

/s/ PricewaterhouseCoopers Consultores Auditores SpA
Santiago – Chile
April
2
5
,
 2022

We have served as the Company’s auditor since 2011.

Consolidated Statements of Financial Position

ASSETS	Note N°	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,515,051	509,102
Other current financial assets	12.1	919,049	348,069
Other current non-financial assets	16	69,870	57,399
Trade and other receivables, current	12.2	654,073	365,206
Trade receivables due from related parties, current	11.5	86,152	62,601
Current inventories	10	1,183,776	1,093,028
Current tax assets	25.1	157,542	132,224
Total current assets other than those classified as held for sale or disposal		4,585,513	2,567,629
Non-current assets or groups of assets classified as held for sale		582	1,629
Total non-current assets held for sale		582	1,629
Total current assets		4,586,095	2,569,258

Non-current assets
Other non-current financial assets	12.1	9,268	51,925
Other non-current non-financial assets	16	33,487	22,042
Non-current trade receivables,	12.2	6,172	11,165
Investments classified using the equity method of accounting	7.1-8.1	39,824	85,993
Intangible assets other than goodwill	14.1	179,658	178,407
Goodwill	14.1	34,596	41,966
Property, plant and equipment net	15.1	2,012,225	1,737,319
Right-of-use assets	13.1	52,608	30,024
Non-current tax assets	25.1	90,364	90,364
Total non-current assets		2,458,202	2,249,205
Total assets		7,044,297	4,818,463

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated

Statements of Financial Position

Liabilities and Equity	Note N°	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	51,305	68,955
Lease liabilities, current	13.2	7,704	5,528
Trade and other payables, current	1 3 25	279,650	203,933
Trade payables due to related parties, current	11.6	-	606
Other current provisions	18.1	317,666	104,166
Current tax liabilities	25.2	166,935	22,643
Provisions for employee benefits, current	17.1	26,775	9,096
Other current non-financial liabilities	18.3	141,674	60,955
Total current liabilities		991,709	475,882
Non-current liabilities
Other non-current financial liabilities	12.4	2,587,732	1,899,513
Non-current lease liabilities	13.2	46,519	25,546
Non-current trade and other payables	12.5	3,813	4,027
Other non-current provisions	18.1	61,038	62,617
Deferred tax liabilities	2 6 .3	110,416	156,101
Non-current provisions for employee benefits	17.1	27,099	32,199
Total non-current liabilities		2,836,617	2,180,003
Total liabilities		3,828,326	2,655,885

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,643	477,386
Retained earnings		1,648,032	1,638,267
Other reserves		(44,155)	7,432
Equity attributable to owners of the Parent		3,181,520	2,123,085
Non-controlling interests		34,451	39,493
Total equity		3,215,971	2,162,578
Total liabilities and equity		7,044,297	4,818,463

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated
Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N°	2021	2020	2019
		ThUS$	ThUS$	ThUS$
Revenue	21.1	2,862,315	1,817,191	1,943,655
Cost of sales	21.2	(1,772,208)	(1,334,321)	(1,383,603)
Gross profit		1,090,107	482,870	560,052
Other income	21.3	19,552	26,893	18,218
Administrative expenses	21.4	(118,893)	(107,017)	(117,180)
Other expenses	21.5	(60,605)	(99,612)	(25,995)
Impairment of financial assets and reversal of impairment losses	21.7	(235)	4,684	(1,057)
Other losses	21.6	(2,638)	(5,313)	(383)
Profit from operating activities		927,288	302,505	433,655
Finance income	21.10	4,668	13,715	26,289
Finance costs	15-21.9	(84,626)	(82,199)	(76,939)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8. 1	11,132	8,940	9,786
Foreign currency translation differences	23	(17,241)	(4,423)	(2,169)
Profit before taxes		841,221	238,538	390,622
Income tax expense	25.3	(249,016)	(70,179)	(110,019)
Net profit		592,205	168,359	280,603
Profit attributable to:
Profit attributable to Owners of the Parent		585,454	164,518	278,115
Profit attributable to Non-controlling interests		6,751	3,841	2,488
		592,205	168,359	280,603

Basic earnings per share (US$ per share)	0.6251	1.0567	1.6711

Diluted earnings per share (US$ per share)	0.6251	1.0567	1.6711

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated
Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Net profit	592,205	168,359	280,603
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Gains from measurements of defined benefit plans	4,679	974	(3,310)
(Losses) gains from financial assets measured irrevocably at fair value through other comprehensive income	(12,072)	9,784	1,152
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(7,393)	10,758	(2,158)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains	4,240	14,000	787
(Losses) gains from cash flow hedges	(52,762)	(3,706)	1,908
Total other comprehensive income that will be reclassified to profit for the year	(48,522)	10,294	2,695
Other items of other comprehensive income, before taxes	(55,915)	21,052	537
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income (tax) benefit relating to measurement of defined benefit pension plans through other comprehensive income	(142)	(145)	702
Income benefit (tax) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	3,818	(2,642)	(311)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	3,676	(2,787)	391
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income (tax) benefit (expense) related to (losses) gains from cash flow hedges	14,246	1,001	(2,683)
Total income tax relating to components of other comprehensive income that will be reclassified to profit for the year	14,246	1,001	(2,683)

Total other comprehensive income	(37,993)	19,266	(1,755)
Total comprehensive income	554,212	187,625	278,848
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	546,846	183,941	276,137
Comprehensive income attributable to non-controlling interest	7,366	3,684	2,711
	554,212	187,625	278,848

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2021	2020	2019
		ThUS$	ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		2,705,250	1,940,720	2,044,746
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,902	14,763	2,925
Cash receipts derived from sub-leases		443	188	361
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(1,713,922)	(1,520,209)	(1,479,986)
Cash payments relating to variable leases		(1,313)	(1,117)	(1,037)
Other payments related to operating activities		(16,726)	(87,278)	(25,218)
Net cash generated from operating activities		975,634	347,067	541,791
Dividends received		11,663	5,387	14,449
Interest paid		(82,816)	(81,567)	(70,963)
Interest paid on lease liabilities		(1,587)	(1,133)	(1,537)
Interest received		2,747	17,046	25,809
Income taxes paid		(142,730)	(200,624)	(173,319)
Other cash inflows (1)		59,609	96,058	90,741
Net cash generated from operating activities		822,520	182,234	426,971

Cash flows from (used in) investing activities
Proceeds from the sale of equity instruments		16,413	-	-
Cash flows arising from the loss/gain of control of subsidiaries and other businesses		-	20,996	994
Proceeds from the sale of property, plant and equipment		672	1,680	487
Other payments to acquire interest in joint ventures		-	(16,949)	(2,600)
Proceeds from the sale of joint ventures		13,085	-	-
Acquisition of property, plant and equipment		(464,718)	(322,242)	(321,324)
Proceeds from sales of intangible assets		14,773	8,203	28,126
Proceeds (payments) related to futures, forward options and swap contracts		2,328	(6,902)	1,403
Purchases of intangible assets		-	(579)	(2,492)
Loans from / to related parties		13,086	(15,000)	-
Purchase of other long-term assets		(8,071)	-	-
Other cash (outflows) inflows (2)		(594,511)	163,702	(190,065)
Cash flow used in investing activities		(1,006,943)	(167,091)	(485,471)

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2021	2020	2019
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(7,960)	(8,015)	(7,221)
Proceeds from long-term loans		700,000	400,000	450,000
Payment of borrowings		(14,110)	(264,122)	(7,096)
Paid dividends		(571,702)	(221,995)	(329,787)
Capital stock increase		1,100,257	-	-
Net cash generated from financing activities		1,206,485	(94,132)	105,896

Net Increase in cash and cash equivalents before the effect of changes in the exchange rate		1,022,062	(78,989)	47,396
Effects of exchange rate fluctuations on cash and cash equivalents		(16,113)	(439)	(14,932)
Increase in cash and cash equivalents		1,005,949	(79,428)	32,464
Cash and cash equivalents at beginning of year		509,102	588,530	556,066
Cash and cash equivalents at end of year	9	1,515,051	509,102	588,530

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net profit	-	-	-	-	-	-	-	585,454	585,454	6,751	592,205
Other comprehensive income	-	3,656	(38,516)	(8,254)	4,506	-	(38,608)	-	(38,608)	615	(37,993)
Comprehensive income	-	3,656	(38,516)	(8,254)	4,506	-	(38,608)	585,454	546,846	7,366	554,212
Sale of equity instruments irrevocably recognized in OCI	-	-	-	(9,764)	-	-	(9,764)	9,764	-	-	-
Dividends (1)	-	-	-	-	-	-	-	(585,453)	(585,453)	(12,408)	(597,861)
Capital stock increase (2)	1,100,257	-	-	-	-	-	-	-	1,100,257	-	1,100,257
Other decrease s in equity	-	-	-	-	-	(3,215)	(3,215)	-	(3,215)	-	(3,215)
Total changes in equity	1,100,257	3,656	(38,516)	(18,018)	4,506	(3,215)	(51,587)	9,765	1,058,435	(5,042)	1,053,393
Equity as of December 31, 2021	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Net profit	-	-	-	-	-	-	-	164,518	164,518	3,841	168,359
Other comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	-	19,423	(157)	19,266
Comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	164,518	183,941	3,684	187,625
Dividends (1)	-	-	-	-	-	-	-	(149,355)	(149,355)	(10,118)	(159,473)
Other increases (decreases) in equity	-	-	-	-	-	2,232	2,232	-	2,232	(2,278)	(46)
Total changes in equity	-	14,176	(2,705)	7,142	810	2,232	21,655	15,163	36,818	(8,712)	28,106
Equity as of December 31, 2020	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2019	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Net p rofit	-	-	-	-	-	-	-	278,115	278,115	2,488	280,603
Other comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	-	(1,978)	223	(1,755)
Comprehensive income	-	562	(775)	841	(2,606)	-	(1,978)	278,115	276,137	2,711	278,848
Dividends (1)	-	-	-	-	-	-	-	(278,115)	(278,115)	(6,817)	(284,932)
Other increases in equity	-	-	-	-	-	2,754	2,754	-	2,754	-	2,754
Total changes in equity	-	562	(775)	841	(2,606)	2,754	776	-	776	(4,106)	(3,330)
Equity as of December 31, 2019	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472

(1)	See Note 19.7
(2)	See Note 1.7

The accompanying notes form an integral part of these consolidated financial statements.

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“
ADS
’’ American Depositary Shares;

“
CAM
’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“
CCHEN
’’ Chilean Nuclear Energy Commission;

“
CCS
’’ cross currency swap;

“
CINIIF
’’ International Financial Reporting Interpretations Committee;

“
CMF
’’ Financial Market Commission;

“
Directors’ Committee
” The Company’s Directors’ Committee;

“
Corporate Governance Committee
’’ The Company’s Corporate Governance Committee;

“
Health, Safety and Environment Committee
’’ The Company’s Health, Safety and Environment Committee;

“
Lease Agreement
’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“
Project Contract
” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“
Corfo
” Chilean Economic Development Agency;

“
DCV
’’ Central Securities Depository;

“
DGA
’’ General Directorate of Water Resources;

“
Board
” The Company’s Board of Directors;

“
Dollar
’’ o “
US$
’’ Dollars of the United States of America;

“
DPA
’’ Deferred Prosecution Agreement
;

“
EIEP
’’ Passive foreign investment company;

“
United States
” United States of America;

“
FNE
’’ Chilean National Economic Prosecutor's Office;

“
Management
’’ the Company’s management;

"
SQM Group
’’ The corporate group composed of the Company and its subsidiaries

“
Pampa Group
’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“
IASB
’’ International Accounting Standards Board;

“
SSI
’’ Staff severance indemnities;

Notes to the Consolidated Financial Statements December 31, 2021

“
IFRIC
’’ International Financial Reporting Interpretations Committee;

“
IPC
” Consumer Price Index;

“
IRS
” interest rate swap;

“
Securities Market Law
” Securities Market Law No. 18,045;

“
Corporate Law''
Ley 18,046 on corporations;

“
ThUS$
'' thousands of Dollars;

“
MUS$
'' millions of Dollars;

“
IAS
” International Accounting Standard;

“
IFRS
” International Financial Reporting Standard;

“
ILO
” International Labour Organization;

“
WHO
” World Health Organization;

“
Pesos
’’ or “
Ch$
” Chilean pesos, legal tender in Chile;

“
SEC
’’ Securities and Exchange Commission;

“
Sernageomin
’’ National Geology and Mining Service;

“
SIC
’’ Standard Interpretations Committee;

“
SII
” Chilean Internal Revenue Service;

“
SMA
” Environmental Superintendent’s Office;

“
Company
” Sociedad Química y Minera de Chile S.A.;

“
SQM Industrial
” SQM Industrial S.A.;

“
SQM NA
” SQM North America Corporation;

“
SQM Nitratos
” SQM Nitratos S.A.;

“
SQM Potasio
” SQM Potasio S.A.;

“
SQM Salar
” SQM Salar S.A.;

“
Tianqi
” Tianqi Lithium Corporation; and

“
UF
” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“
WACC
” Weighted Average Cost of Capital.

Notes to the Consolidated Financial Statements December 31, 2021

N o te 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

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

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1, 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

•	1700 (Mining)
•	2200 (Chemical products)
•	1300 (Investment)

1.4	Description of the nature of operations and main activities

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

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Financial Statements December 31, 2021

1.5	Other background

(a)	Employees

As of December 31, 2021, and 2020, the workforce was as follows:

	As of December 31, 2021			As of December 31, 2020
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	103	136	33	93	126
Professionals	117	1,639	1,756	108	1,696	1,804
Technicians and operators	275	3,914	4,189	267	3,310	3,577
Overall total	425	5,656	6,081	408	5,099	5,507

	As of December 31, 2021			As of December 31, 2020
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	425	5,246	5,671	408	4,672	5,080
Outside Chile	-	410	410	-	427	427
Overall total	425	5,656	6,081	408	5,099	5,507

(b)	Main shareholders

As of December 31, 2021, there were 1,500 shareholders.

The
f
ollowing table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2021 and 2020, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2021	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	67,603,420	47.34%	23.67%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	-	-	15.75%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	23,428	0.02%	9,178,379	6.43%	3.22%
Banco Santander via foreign investor accounts	-	-	8,856,091	6.20%	3.10%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco de Chile non-resident third party accounts	445	-	7,939,865	5.56%	2.78%
Banco de Chile via Citi NA New York Clients	67,463	0.05%	4,795,310	3.36%	1.70%
Inversiones la Esperanza de Chile Limitada	4,246,226	2.97%	-	-	1.49%
Larraín Vial S.A. Corredora de Bolsa	125,726	0.09%	3,653,614	2.56%	1.32%
AFP Habitat S.A. for Pension Fund C	-	-	2,914,292	2.04%	1.02%

Notes to the Consolidated Financial Statements December 31, 2021

Shareholders as of December 31, 2020	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
The Bank of New York Mellon, ADRs	-	-	50,792,452	42.19%	19.30%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Euroamerica C de B S. A.	1,418	-	8,788,517	7.30%	3.34%
Banco Santander via foreign investor accounts	-	-	7,294,827	6.06%	2.77%
Banco de Chile via State Street	-	-	6,971,782	5.79%	2.65%
Banco de Chile non-resident third party accounts	-	-	6,129,339	5.09%	2.33%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Banchile Corredora de Bolsa S. A.	459,202	0.32%	2,426,758	2.02%	1.10%
Banco de Chile on behalf of Citibank NA New York customers	177,463	0.12%	1,732,249	1.44%	0.73%

(1) As reported by DCV, which records the Company's shareholders' register as of December 31, 2021 and 2020, Inversiones TLC SpA, a subsidiary wholly owned by
Tianqi Lithium Corporation, is the direct owner of 62,556,568
Series A
shares of
t
he Company equivalent to 21.90% of SQM’s

total outstanding
shares.
As reported by Inversiones TLC SpA,

Tianqi Lithium Corporation
also
 own
ed
 5,275,318 Series B shares
in the form
of
ADRs (which are reflected in the
 Series B shares.
held by The Bank of New York Mellon, as depositary of the ADRs). Therefore
, as of December 31, 2021, Tianqi Lithium Corporation directly and indirectly h eld
 23.75% of all SQM
Series A shares and Series B

shares
outstanding
. As of December 31, 2020, Tianqi Lithium Corporation
holdsdirectly and indirectly held
 25.86% of all SQM Series A
shares

and
Series
B shares

outstanding
.

(2) As of December 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 47,480,196 Series A and B shares; 2,490,965 Series B shares are held by different brokers. As of December 31, 2020, Sociedad de Inversiones Pampa Calichera S.A. has 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

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

The Company reports on the following points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the WHO:

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

Notes to the Consolidated Financial Statements December 31, 2021

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.
(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.
(c)	Strengthening personal hygiene protocols (use of alcohol-based gel, masks, etc.) and sanitation in plants, cafeterias and offices.
(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.
(e)	The costs associated with the measures implemented by the company correspond primarily to increased expenses in transportation, supplies, room and board, among others.

(3)	We hereby inform that we do not currently have any other information that management believes is relevant to provide.

1.7	Capital stock increase

On April 28, 2021, the Company completed a US$1.1 billion capital stock increase. The capital stock increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive rights offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were subscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

As of December 31, 2021, contributed capital is US$ 1.1 billion net of expenses for ThUS 24,503.

1.8	Approval of investment in Mount Holland

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024. See Note 8.5.

Notes to the Consolidated Financial Statements December 31, 2021

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2021 and 2020.
(b)	Consolidated Statements of Income from January 1 to December 31, 2021, 2020 and 2019.
(c)	Consolidated Statements of Comprehensive Income from January 1 to December 31, 2021, 2020 and 2019.
(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019.
(e)	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IFRS, issued by the International Accounting Standards Board.

These consolidated financial statements fairly present the Company’s financial position, as of December 31, 2021 and 2020, the comprehensive results of operations, changes in equity and cash flows occurring for the three years ended December 31, 2021, 2020 and 2019.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated financial statements
comply with each IFRS in force at their date of presentation.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives measured at fair value.
(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Reform to the referential interest rate (IBOR)- Phase 2” Published in August 2020.	These amendments provide certain simplifications in relation to the reform to the referential interest rates, including the replacement of a reference rate by an alternative.	01-01-2021
Amendment to IFRS 16 “Lease Concessions” - Published in March 2021.
This amendment extends by one year the period of application of the practical case of IFRS 16 Leases (contained in the amendment to that standard published in May 2020), with the purpose of assisting lessees in accounting for COVID-19 related rental concessions. The amendment is effective for annual periods beginning on or after April 1, 2021. However, early adoption is permitted even for financial statements not authorized for issue as of March 31, 2021.
01-01-2021

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2021 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.
These amendments clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability.  The amendment must be applied retroactively in accordance with IAS 8.
01-01-202 3
Reference to the Conceptual Framework - Amendments to IFRS 3.	Minor modifications were made to IFRS 3 “Definition of a Business” to update references to the conceptual framework for financial reporting without changing the requirements of business combinations.	01-01-2022
Amendment to IAS 16 “Property, plant and equipment”.
This prohibits companies from deducting from the cost of the property any revenue received from the sale of articles produced while the company is preparing the asset for its anticipated use. The company must recognize this sales revenue and associated costs in the profit or loss for the fiscal year.
01-01-2022
Amendment to IAS 37, “Provisions, contingent liabilities and contingent assets”.	This clarifies for onerous contracts which inevitable costs a company must include to assess whether a contract will result in a loss.	01-01-2022
Annual improvements to IFRS standards, 2018-2020 cycle. The following improvements were finalized in May 2020:
IFRS 9 Financial Instruments.	This clarifies which fees must be included in the 10% test for the derecognition of financial liabilities.	01-01-2022
IFRS 16 Leases.
Modification of illustrative example 13 to eliminate the illustration of lessor payments in relation to improvements to rental properties, to eliminate any confusion as to the treatment of lease incentives.
01-01-2022
Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”.
The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.
01-01-2023
Amendment to IAS 12 - Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023
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

Notes to the Consolidated Financial Statements December 31, 2021
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

The following tables
lists the principal subsidiaries controlled by the Group
as of December 31, 2021
:

					Ownership Interest
Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	70.0000	70.0000
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	100.0000	100.0000
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	Dollar	0.0091	99.9909	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.7100	99.2900	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	Dollar	0.1597	99.8403	100.0000

(1)	SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda.

Notes to the Consolidated Financial Statements December 31, 2021

					Ownership Interest
Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930, FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Waterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9960	99.9960
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
F-27

Notes to the Consolidated Financial Statements December 31, 2021

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

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

Notes to the Consolidated Financial Statements December 31, 2021

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

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Financial Statements December 31, 2021

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.57	5.18	5.66	5.14
New Peruvian sol	3.99	3.62	4.04	3.60
Japanese yen	115.18	103.30	113.87	103.81
Euro	0.88	0.81	0.88	0.82
Mexican peso	20.54	19.93	20.90	19.97
Australian dollar	1.38	1.30	1.40	1.33
Pound Sterling	0.74	0.74	0.75	0.74
South African rand	15.94	14.61	15.88	14.88
Chilean peso	844.69	710.95	849.46	731.92
Chinese yuan	6.38	6.51	6.37	6.53
Indian rupee	74.42	73.30	75.40	73.65
Thai Baht	33.32	29.94	33.55	30.08
Turkish lira	13.28	7.36	13.54	7.70
UF (*)	36.69	40.89	36.48	39.73

(*) US$ per UF

(b)	Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements December 31, 2021

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets accounting policy

Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case of account receivables and other accounts receivables, the transaction price at the initial recognition is measured.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.
(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

Notes to the Consolidated Financial Statements December 31, 2021

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 21.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial liabilities and the contractual terms of the cash flows.

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

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months.

3.8	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.9	Financial instruments derecognition

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

Notes to the Consolidated Financial Statements December 31, 2021

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

The fair value of derivative instruments used for hedging purposes is shown in Note 12.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the hedged item is less than 12 months.

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

Notes to the Consolidated Financial Statements December 31, 2021

3.11	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2021, and 2020, the Company does not have any embedded derivatives.

3.12	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.13	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

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

Notes to the Consolidated Financial Statements December 31, 2021

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

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

3.14	Inventory measurement

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

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Notes to the Consolidated Financial Statements December 31, 2021

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

3.15	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.16	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.17	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

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

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Financial Statements December 31, 2021

3.18	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives.
Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets	3	10	7
Energy generating assets	3	16	9
Buildings	3	25	14
Supplies and accessories	2	10	7
Office equipment	5	10	9
Transport equipment	5	9	7
Network and communication equipment	4	10	5
IT equipment	4	11	7
Machinery, plant and equipment	2	25	13
Other fixed assets	3	20	10

3.19	Goodwill

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

3.20	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.
F-37

Notes to the Consolidated Financial Statements December 31, 2021

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and
ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.

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

(e)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Notes to the Consolidated Financial Statements December 31, 2021

f)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	9 years	9 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	2 years	8 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.21	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.22	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable.
Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration in Salar de Atacama

Exploration expenses in Salar de Atacama are included in non-current assets under Property, Plant and Equipment and are mainly bore holes that can also be used to exploit the deposit or monitoring, which are amortized over 9 years.

(c) Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress. See Note 1. 8.

Notes to the Consolidated Financial Statements December 31, 2021

3.23	Impairment of non-financial assets

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

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted with a WACC rate. For December 31, 2021, the WACC rate was 9.90%.

3.24	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 19.5).

3.25	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Financial Statements December 31, 2021

3.26	Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.
•	It is more likely than not that certain resources must be used, to settle the obligation.
•	A reliable estimate can be made of the amount of the obligation.

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

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 17.4).

3.28	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 17.6).

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Notes to the Consolidated Financial Statements December 31, 2021

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

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most likely
amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

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

Notes to the Consolidated Financial Statements December 31, 2021

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

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

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and
(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and
(ii)	there is taxable profit available against which temporary differences can be used.

3.32	Operating segment reporting

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

Notes to the Consolidated Financial Statements December 31, 2021

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

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•
Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.20, 14 and 15).

•
Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 14 and 15).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 17).

•
Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 20). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

•
Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 10).

Notes to the Consolidated Financial Statements December 31, 2021

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

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
F-45

Notes to the Consolidated Financial Statements December 31, 2021
4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 12.2 b) and the related accounting policy can be found in Note 3.6.

Bank Notes: These are negotiable promissory notes issued by a bank payable at maturity. They are accepted based on the credit quality of the issuing banks.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2020, and no modifications have been made to contractual cash flows that have been significant during this period.

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

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Banco crédito e Inversiones	Time deposits	P-1	A-2	F2-	9,752
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	8,001
Banco Santander – Santiago	Time deposits	P-1	A-2	-	9,052
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	10,750
Other banks	Time deposits	-	-	F1+	200,100
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	381,297
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	233,648
Total					852,600

Notes to the Consolidated Financial Statements December 31, 2021
Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Bancocrédito e Inversiones	Time deposits	P-1	A-2	-	34,325
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	195,471
Banco Santander – Santiago	Time deposits	P-1	A-2	-	65,899
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	289,421
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	320,054
Total					905,170

Financial institution	Financial assets	Rating			As of December 31, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco créditoe Inversiones	Time deposits	P-1	A-1	-	9,002
Banco de Chile	Time deposits	P-1	A-1	-	10,503
Banco Estado	Time deposits	P-1	A-1	-	1,001
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	7,299
Banco Santander – Santiago	Time deposits	P-1	A-1	-	16,702
Scotiabank Sud Americano	Time deposits	-	-	F1+	7,002
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	102,753
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	107,625
Other banks with lower balances	Time deposits	-	-	-	86
Total					261,973

Financial institution	Financial assets	Rating			As of December 31, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco de crédito e Inversiones	Time deposits	P-1	A-1	-	185,589
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	49,006
Banco Santander – Santiago	Time deposits	P-1	A-1	-	45,168
Banco Scotiabank Sud Americano	Time deposits	-	-	F1+	31,668
JP Morgan Asset Management	Investment fund	P-1	A-1	N1+	34,028
Total					345,459

Notes to the Consolidated Financial Statements December 31, 2021

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	+	-	-	860
Bank of China Limited	Bank notes	+	-	-	4,167
Bank of Communications	Bank notes	+	-	-	7,422
China CITIC Bank Corp Ltd	Bank notes	++	-	-	2,623
China Construction Bank Corporation	Bank notes	+	-	-	7,122
China Everbright Bank Co. Ltd	Bank notes	++	-	-	6,569
China Merchants Bank	Bank notes	+	-	-	22,628
China Minsheng Bank Corporation	Bank notes	-	-	++	784
Industrial & Commercial Bank of China Limited	Bank notes	+	-	-	353
Industrial Bank	Bank notes	+	-	-	6,615
Ping An Bank	Bank notes	++	-	-	8,391
Shanghai Pudong Development Bank Co. Ltd	Bank notes	++	-	-	7,905
China Development Bank	Bank notes	-	-	+	16,807
Postal Savings Bank of China	Bank notes	-	+	-	4,718
KEB Hana Bank (China)	Bank notes	+	-	-	1,121
Total					98,085

(+)
Good credit rating
(++)
Satisfactory credit rating

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

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the fourth quarter of 2021, approximately US$ 530 million accumulated in expenses are associated with the Peso.

As of December 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond liabilities denominated in UF, for a liability at fair value of US$ 81.85 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2020, an asset was recognized amounting to US$ 18.41 million.

Furthermore, on of December 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a fair value of US$ 12.61 million in assets. On December 31, 2020, a liability was recognized for an amount of US$ 21 million.

The Company had the following derivative contracts as of December 31, 2021 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 85.25 CLP/US dollar derivative contracts, US$ 60.98 Euro/US dollar derivative contracts, US$ 37.07 million in South African rand/US dollar derivative contracts, US$ 207.64 million in Chinese renminbi/US dollar derivative contracts, US$ 57.51 million in Australian dollar/US dollar derivative contracts and US$ 11.95 million in other currencies.

Notes to the Consolidated Financial Statements December 31, 2021

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A+	AA
Banco Itaú-Corpbanca	Derivative	P-2	A-2	-
JP Morgan	Derivative	Aa2	A+	AA
Morgan Stanley	Derivative	A+	BBB+	A
The Bank of Nova Scotia	Derivative	A	A-	AA-

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of December 31, 2021, the Company has 2.7% of its financial liabilities linked to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedging; therefore, a significant rate increase would not impact our financial condition.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio
1
, which enables it to cover current obligations with clearance. (As of December 31, 2021 this was 4.76 and 5.40 for December 31, 2020).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2021, the Company had unused, available revolving credit facilities with banks, for a total of US$ 489 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

1	All current assets divided by all current liabilities.

Notes to the Consolidated Financial Statements December 31, 2021

	Nature of undiscounted cash flows
As of December 31, 2021 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	1.05	70.64	-	71.69
Unsecured obligations	2,518.64	108.06	924.03	2,980.91	4,013.00
Sub total	2,588.72	109.11	994.67	2,980.91	4,084.69
Hedging liabilities	85.25	12.38	31.58	39.70	83.66
Derivative financial instruments	1.67	1.67	-	-	1.67
Sub total	86.92	14.05	31.58	39.70	85.33
Current and non-current lease liabilities	54.22	8.88	30.97	29.08	68,93
Trade accounts payable and other accounts payable	279.65	279.65	-	-	279.65
Total	3,009.51	411.69	1,057.22	3,049.69	4,518.60

	Nature of undiscounted cash flows
As of December 31, 2020 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	0.94	71.40	-	72.34
Unsecured obligations	1,872.09	88.22	927.17	1,727.14	2,742.53
Sub total	1,942.17	89.16	998.57	1,727.14	2,814.87
Hedging liabilities	40.21	6.06	12.34	11.07	29.47
Derivative financial instruments	5.39	5.39	-	-	5.39
Sub total	45.60	11.45	12.34	11.07	34.86
Current and non-current lease liabilities	31.07	6.40	21.04	7.17	34.61
Trade accounts payable and other accounts payable	203.93	203.93	-	-	203.93
Total	2,222.77	310.94	1,031.95	1,745.38	3,088.27

As of December 31, 2021, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 549,239 (ThUS$ 565,295 as of December 31, 2020).

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group. See Note 12.8.

Notes to the Consolidated Financial Statements December 31, 2021

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Assets	5,988,757	4,171,768
Liabilities	(2,807,237)	(2,048,683)
Equity	3,181,520	2,123,085

5.2	Parent entity

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

Notes to the Consolidated Financial Statements December 31, 2021

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of December 31, 2021, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Ashley Ozols 1 .

1	Ashley Ozols was appointed a Director on December 22, 2021 to replace Mr Robert Zatta who renounced his position with effect from December 21, 2021

Notes to the Consolidated Financial Statements December 31, 2021

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. Except for a consulting contract between the Company and the Director Gonzalo Guerrero as disclosed in Note 11. There were no others transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 22, 2020 to April 23, 2021 (Period 2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 22, 2020. While for the following period (Period 2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2021. For each of these periods, Directors’ compensation is detailed as follows:

Period 2020:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income earned by the Company in 2020;
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income earned by the Company in 2020.

Period 2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income that the Company effectively obtains during the 2021;
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the 2021.

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

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2021 amounted to ThUS$ 3,749 and as of December 31, 2020 to ThUS$ 4,553.

(c)	Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 22, 2020. While for the Period 2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2021. For each of these periods the compensation of the Directors Committee comprises:

Notes to the Consolidated Financial Statements December 31, 2021

Period 2020:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

Period 2021:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2021 fiscal year.

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

The remuneration of this committee for the 2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)	In addition, there are retention bonuses for its executives (see Note 17.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2021 and 2020 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

Notes to the Consolidated Financial Statements December 31, 2021

6.2	Key management personnel compensation

As of December 31, 2021, and 2020, the number of the key management personnel is 127 and 126, respectively.

Key management personnel compensation	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	31,560	23,770	22,598

Please also see the description of the compensation plan for executives in Note 17.6.

Notes to the Consolidated Financial Statements December 31, 2021

Note 7	Equity-accounted investees

7.1	Investments in associates recognized according to the equity method of accounting

	Equity-accounted investees			Share in profit (loss) of associates accounted for using the equity method			Share in other comprehensive income of associates accounted for using the equity method			Share in total comprehensive income of associates accounted for using the equity method
Associate	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019	Fort the year ended December 31, 2021	Fort the year ended December 31, 2020	Fort the year ended December 31, 2019	Fort the year ended December 31, 2021	Fort the year ended December 31, 2020	Fort the year ended December 31, 2019	Fort the year ended December 31, 2021	Fort the year ended December 31, 2020	Fort the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	-	11,505	11,609	-	(156)	634	-	-	1	-	(156)	635
Doktor Tarsa Tarim Sanayi AS (*)	-	-	26,001	-	4,031	3,912	-	-	198	-	4,031	4,110
Ajay North America	15,899	14,468	14,669	2,802	2,191	2,871	-	-	-	2,802	2,191	2,871
Ajay Europe SARL	8,213	7,875	7,451	1,852	1,029	1,165	360	756	(179)	2,212	1,785	986
SQM Eastmed Turkey (*)	-	-	623	-	247	354	-	-	(42)	-	247	312
Kore Potash PLC (**)	-	26,175	24,739	-	(224)	(534)	-	(374)	(549)	-	(598)	(1,083)
Total	24,112	60,023	85,092	4,654	7,118	8,402	360	382	(571)	5,014	7,500	7,831

(*) These investments were disposed of in 2020

(**) For more details, see Note 7.3 (a).

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	December 31, 2021	December 31, 2020	December 31, 2019
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	9,438	-	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	1,233	1,967	2,796
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	992	1,197	1,055
Kore Potash Ltd	Prospecting, exploration and mining development	L 3 88 William ST Perth, was 6000	United Kingdom	14.65%	-	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in the Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%
SQM Eastmed Turkey	Production and trading of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-	-
Total					11,663	3,164	3,851

Notes to the Consolidated Financial Statements December 31, 2021
7.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2021				For the year ended as of December 31, 2021
	Assets		Liabilities				Other
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	21,771	15,096	4,421	-	47,375	5,718	-	5,718
Ajay Europe SARL	25,927	1,241	10,742	-	48,409	3,705	(34)	3,671
Total	47,698	16,337	15,163	-	95,784	9,423	(34)	9,389

	As of December 31, 2020				For the year ended as of December 31, 2020
	Assets		Liabilities				Other
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,313	8,586	6,706	101	6,641	(420)	-	(420)
Ajay North America	18,513	15,749	4,737	-	42,920	4,471	-	4,471
Ajay Europe SARL	22,032	1,493	7,773	-	41,950	2,058	1,736	3,794
Kore Potash PLC	5,691	124,112	786	-	-	(3,233)	486	(2,747)
Total	75,549	149,940	20,002	101	91,511	2,876	2,222	5,098

	As of December 31, 2019				For the year ended as of December 31, 2019
	Assets		Liabilities				Other
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	28,543	9,971	7,133	-	31,588	1,713	4	1,717
Doktor Tarsa Tarim Sanayi AS	97,797	15,196	22,420	38,522	93,768	7,824	396	8,220
Ajay North America	19,748	13,250	3,061	-	38,833	5,860	-	5,860
Ajay Europe SARL	19,589	1,456	6,144	-	35,709	2,329	(358)	1,971
SQM Eastmed Turkey	2,718	1,833	2,600	704	3,086	709	(84)	625
Kore Potash PLC	7,938	119,362	2,214	-	-	(2,716)	(2,791)	(5,507)
Total	176,333	161,068	43,572	39,226	202,984	15,719	(2,833)	12,886

Notes to the Consolidated Financial Statements December 31, 2021

7.3	Disclosures regarding interests in associates

(a)	Transactions for the year ended December 31, 2021 :

•
During the first quarter 2021, Kore Potash PLC made a share payment to its non-executive board members (remuneration shares) plus certain employees and former employees (performance shares) which resulted in a 0.05% share reduction for the company, leaving it with 20.15%. During the second quarter of 2021, Kore Potash PLC approved a capital stock increase of ThUS$ 13,931 through the issuance of common shares, which resulted in a dilution of 5.5% of SQM shares in the company, with an impact of ThUS$ (5,778) on other losses. As a result of the dilution, the Company considers that there has been a loss of significant influence on the investment, discontinued the measurement through the equity method, and recognized an amount of ThUS$ 3,739 under other gains (losses) as items in other comprehensive income associated with this investment. See Note 12.1 for more details.

•	As of December 31, 2021, the Company has received dividends from Abu Dhabi Fertilizer Industries WWL of ThUS$ 9,438 and r ecognized dividends receivable amounting ThUS$ 2,099.
•
On June 30, 2021, the Company made an assessment of the recovery of the investment in Abu Dhabi Fertilizer Industries WWL and recognized an impairment of ThUS$ 2,800 in other losses. This impairment was reversed during the second half of the year due to the recoverable amount of the investment subsequently increased.

(b)	Transactions for the year ended December 31, 2020 :

•
Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.60% share reduction for the company, finalizing with a share percentage of 19.07% at the close of the second quarter of 2020. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 754.

•
In the third quarter of 2020 SQM S.A. increased its shares in Kore Potash PLC to 20.26% as a result of the acquisition of 260,598,591 shares out of 584,753,846 shares issued for a capital increase corresponding to ThUS$ 1,679.

•
In the third quarter of 2020, shares held in Doktor Tarsa Tarim and its subsidiaries were sold through Soquimich European Holdings B.V. at a value of ThUS$ 33,066, which brought about a loss of ThUS$ 11,408.

•	In the third quarter of 2020, shares held in SQM Eastmed Turkey were sold through Soquimich European Holdings B.V. at a value of ThUS$ 618, which brought about a loss of ThUS$ 408.

•
During the fourth quarter of 2020, SQM Holland
(subsidiary)
acquired the business of WSNPK from Plantacote
N.V. (subsidiary of Doktor Tarsa Tarim Sanayi AS)
for ThUS$ 16,757, which generated goodwill of ThUS$ 7,380.
 See Note 14.

•
During the fourth quarter of 2020, Kore Potash PLC made a share-based payment to its non-executive board members, which resulted in a 0.06% share reduction for the company, finalizing with a share percentage of 20.20%. This resulted in a decrease in consolidated equity of non-controlling interests in other reserves of ThUS$ 79.

(c)	Transactions for the year ended December 31, 2019 :

•	SQM S.A. increased the capital of Kore Potash Ltd by ThUS$ 2,600 in July 2019, which increased its interest to 19.67% of the shareholder’s investment.

•	On December 11, 2019, Doktor Tarsa Tarim Sanayi AS acquired 100% of the shares in Doctochem Tarim Sanayi Ticaret LTD.

Notes to the Consolidated Financial Statements December 31, 2021

Note 8	Joint Ventures

8.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees			Share in profit (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	-	-	1,568	-	-	(98)
SQM Vitas Fzco.	8,682	9,720	9,111	6,304	2,010	1,797
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	-	3,464	-	83	296
SQM Vitas B.V.	-	-	1,304	-	-	(15)
Pavoni & C. Spa	7,030	7,222	6,864	174	9	36
Covalent Lithium Pty Ltd. (**)	-	-	40	-	-	-
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	9,028	1,992	-	(280)	(632)
Total	15,712	25,970	24,343	6,478	1,822	1,384

	Share on other comprehensive income joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	-	-	(38)	-	-	(136)
SQM Vitas Fzco.	429	(1,469)	437	6,733	541	2,234
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	-	-	-	83	296
SQM Vitas B.V.	-	-	(27)	-	-	(42)
Pavoni & C. Spa	(317)	349	(255)	(143)	358	(219)
Covalent Lithium Pty Ltd. (**)	37	16	(13)	37	16	(13)
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	-	-	-	(280)	(632)
Total	149	(1,104)	104	6,627	718	1,488

(*) These investments were disposed of in 2020

(**) See more details in Note 8.4 (a).

Notes to the Consolidated Financial Statements December 31, 2021
The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees			Share in profit (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	-	3,511	5,347	4,582	1,018	564
SQM Vitas Perú S.A.C. (1)	4,681	1,659	1,955	1,645	660	211
Arpa Speciali S.R.L.	-	-	92	-	-	31
Total	4,681	5,170	7,394	6,227	1,678	806

	Share on other comprehensive income of joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	(429)	(1,469)	(225)	4,153	(451)	339
SQM Vitas Perú S.A.C. (1)	-	-	661	1,645	660	872
Arpa Speciali S.R.L.	-	-	(1)	-	-	30
Total	(429)	(1,469)	435	5,798	209	1,241

The companies are subsidiaries of:

SQM Vitas Fzco.

Notes to the Consolidated Financial Statements December 31, 2021
					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	December 31, 2021	December 31, 2020	December 31, 2019
					ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-	10,598
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	2,223	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-	-
Total					-	2,223	10,598

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C. Spa.

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	December 31, 2021	December 31, 2020	December 31, 2019
					ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-	-
Total					-	-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Financial Statements December 31, 2021
8.2	Assets, liabilities, revenue and expenses from joint ventures

	As of December 31, 2021				For the year ended December 31, 2021
	Assets		Liabilities				Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	9,606	20,206	215	-	-	12,608	-	12,608
SQM Vitas Brasil Agroindustria	73,500	4,846	68,794	-	103,335	9,165	(858)	8,307
SQM Vitas Perú S.A.C.	28,610	7,347	24,473	828	48,128	3,289	-	3,289
Pavoni & C. Spa	12,885	6,714	11,226	725	19,599	347	(634)	(287)
Covalent Lithium Pty Ltd.	3,904	2,636	7,498	1,489	-	(864)	74	(790)
Total	128,505	41,749	112,206	3,042	171,062	24,545	(1,418)	23,127

	As of December 31, 2020				For the year ended December 31, 2020
	Assets		Liabilities				Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29,507	4,412	14,156	-	9	(562)	-	(562)
SQM Vitas Fzco.	(496)	20,431	496	-	-	4,019	-	4,019
SQM Vitas Brasil Agroindustria	40,064	5,527	33,410	-	78,960	2,036	(2,938)	(902)
SQM Vitas Perú S.A.C.	34,548	7,928	33,145	1,080	37,591	1,319	-	1,319
Pavoni & C. Spa	10,645	7,493	9,270	836	15,958	16	698	714
Covalent Lithium Pty Ltd.	1,418	2,131	2,823	910	-	(232)	33	(199)
Total	115,686	47,922	93,300	2,826	132,518	6,596	(2,207)	4,389

Notes to the Consolidated Financial Statements December 31, 2021

	As of December 31, 2019				For the year ended December 31, 2019
	Assets		Liabilities				Other
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	28,668	5,129	13,472	-	7	(1,262)	-	(1,262)
Coromandel SQM India	4,504	633	1,704	-	8,197	(197)	(77)	(274)
SQM Vitas Fzco.	9,695	1	1,136	-	36	3,595	(876)	2,719
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,534	26	632	-	12,003	592	-	592
SQM Vitas B.V.	2,609	-	2	-	-	(30)	(53)	(83)
SQM Vitas Brasil Agroindustria	46,118	7,299	40,334	-	87,901	1,128	(451)	677
SQM Vitas Perú S.A.C.	29,452	8,378	24,855	6,044	28,590	421	1,322	1,743
Pavoni & C. Spa	9,444	7,074	8,466	735	14,296	71	(510)	(439)
Covalent Lithium Pty Ltd.	1,616	958	2,111	383	-	-	(25)	(25)
Total	139,640	29,498	92,712	7,162	151,030	4,318	(670)	3,648

8.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	30	-	-	-	-
SQM Vitas Fzco.	4,115	4,251	-	-	-	-
SQM Vitas Brasil Agroindustria	4,132	4,065	10,416	6,820	-	-
SQM Vitas Perú S.A.C.	380	1,043	238	227	289	691
Pavoni & C. Spa	787	767	7,561	5,573	-	-
Covalent Lithium Pty Ltd.	3,858	653	980	953	-	-
Total	13,272	10,809	19,195	13,573	289	691

	Depreciation and amortization expense		Interest expense		Income tax benefit (expense)
Joint Venture	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	(394)	-	-	-	244
SQM Vitas Fzco.	-	(1)	(1)	(2)	-	-
SQM Vitas Brasil Agroindustria	(278)	(355)	(367)	(656)	(1,985)	(34)
SQM Vitas Perú S.A.C.	(354)	(257)	(311)	(326)	(1,692)	(197)
Pavoni & C. Spa	(245)	(263)	(459)	(410)	(173)	(120)
Covalent Lithium Pty Ltd.	(167)	(213)	(55)	(18)	343	714
Total	(1,044)	(1,483)	(1,193)	(1,412)	(3,507)	607

Notes to the Consolidated Financial Statements December 31, 2021
8.4	Disclosure of interests in joint ventures

a)	Transactions for the year ended December 31, 2021

•
On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received US$ 11.5 million.

b)	Transactions for the year ended December 31, 2020

•
SQM Vitas BV became a wholly owned subsidiary of the Company during the second quarter of 2020, through its subsidiary Soquimich European Holdings, at a cost of ThUS$ 1,276 and its name has been changed to SQM Holland. See Note 7.1.

•
In the second quarter of 2020, shares held in Arpa Speciali S.R.L. were sold through SQM Pavoni & C., SpA. At a value of ThUS$ 56, which brought about a loss of ThUS$ 125. An initial installment of ThUS$ 17 was charged, leaving two pending installments of ThUS$ 20 maturing June 30, 2021 and June 30, 2022. The pending installments are classified as other accounts receivable.

•	In the third quarter of 2020, shares held in Coromandel SQM India were sold through Soquimich European Holdings B.V. at a value of ThUS$ 1,604, which brought about a loss of ThUS$ 643.

•	During fourth quarter of 2020, the shares in SQM Qingdao-Star Co, Ltd. were sold through SQM Industrial S.A. for ThUS$ 1,303, which brought about a gain of ThUS$ 62. As of December 31, 2020, the sale proceeds were recorded in other receivables.

•
A subsequent event associated with the joint venture with Sichuan SQM Migao Chemical Fertilizers Co Ltd.. Accordingly, the effect on the statement of income for the fourth quarter of 2020 under "Other gains (losses)" is a gain of ThUS$ 7,036 on the reversal of the impairment associated with this investment.

c)	Transactions for the year ended December 31, 2019

•	On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to Dollar.

8.5	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt
.
Holland lithium project in Western Australia. The Mt
.
Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 50,000 metric tons of lithium hydroxide per year.

As of December 31, 2020, the Company had made contributions in the amount of US$ 30 million, of which, US$ 15 million was paid in favor of the partner in the project and presented as other receivables. As of March 2021, this receivable was collected when it was contributed to Mt
.
Holland in the Company’s name. The Company approved the investment decision referred to in Note 1.8.

Notes to the Consolidated Financial Statements December 31, 2021

Note 9	Cash and cash equivalents

9.1	Types of cash and cash equivalents

As of December 31, 2021, and 2020, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cash on hand	44	54
Cash in banks	662,407	244,548
Other demand deposits	-	2,527
Total Cash	662,451	247,129

Cash equivalents	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	237,655	51,595
Short-term investments, classified as cash equivalents	614,945	210,378
Total cash equivalents	852,600	261,973
Total cash and cash equivalents	1,515,051	509,102

9.2	Short-term investments, classified as cash equivalents

As of December 31, 2021, and 2020, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	233,648	107,625
JP Morgan US dollar Liquidity Fund Institutional	381,297	102,753
Total	614,945	210,378

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statements December 31, 2021

9.3	Information on cash and cash equivalents by currency

As of December 31, 2021, and 2020, information on cash and cash equivalents by currency is detailed as follows:

Currency	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Peso (*)	4,416	7,190
Dollar	1,377,983	454,402
Euro	14,374	17,144
Mexican Peso	1,827	1,378
South African Rand	13,048	14,286
Japanese Yen	1,182	1,646
Peruvian Sol	6	3
Indian rupee	-	6
Chinese Yuan	30,102	11,597
Indonesian rupee	3	3
Pound Sterling	1	19
Australian Dollar	72,107	1,411
South Korean won	-	16
Dirham United Arab Emirates	1	-
Polish Zloty	1	1
Total	1,515,051	509,102

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to Dollars.

9.4	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2021, and, 2020 pledged assets are as follows

Restricted cash balances	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	622	731
Total	622	731

Notes to the Consolidated Financial Statements December 31, 2021

9.5	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2021
						ThUS$	ThUS$	ThUS$
Others banks	Fixed term	Dollar	0.58%	11-30-2021	02-28-2022	200,000	100	200,100
Banco BCI	Fixed term	Dollar	0.31%	12-24-2021	02-28-2022	1,250	-	1,250
Banco BCI	Fixed term	Dollar	0.36%	12-07-2021	01-14-2022	8,000	2	8,002
Banco BCI	Fixed term	Dollar	0.28%	12-30-2021	01-14-2022	500	-	500
Banco Santander	Fixed term	Dollar	3.12%	12-30-2021	01-06-2022	3,550	2	3,552
Banco Santander	Fixed term	Dollar	0.26%	12-16-2021	01-31-2022	2,500	-	2,500
Banco Santander	Fixed term	Dollar	0.40%	12-27-2021	03-04-2022	1,500	-	1,500
Banco Santander	Fixed term	Dollar	0.40%	12-29-2021	01-27-2022	1,500	-	1,500
Banco Itaú Corpbanca	Fixed term	Dollar	0.30%	12-14-2021	01-07-2022	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.37%	12-28-2021	01-24-2022	1,000	-	1,000
Banco Itaú Corpbanca	Fixed term	Dollar	0.34%	12-07-2021	01-28-2022	2,000	-	2,000
Scotiabank Sud Americano	Fixed term	Dollar	0.27%	12-24-2021	02-28-2022	2,750	-	2,750
Scotiabank Sud Americano	Fixed term	Dollar	0.06%	12-17-2021	01-31-2022	3,000	-	3,000
Scotiabank Sud Americano	Fixed term	Dollar	0.07%	12-03-2021	01-18-2022	5,000	-	5,000
Total						237,550	105	237,655

Notes to the Consolidated Financial Statements December 31, 2021

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2020
						ThUS$	ThUS$	ThUS$
Banco Santander – Santiago	Fixed term	Dollar	0.35%	12-30-2020	03-30-2021	7,000	-	7,000
Scotiabank Sud Americano	Fixed term	Dollar	0.35%	11-30-2020	01-08-2021	1,500	1	1,501
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	2,000	1	2,001
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	3,500	1	3,501
Banco crédito e Inversiones	Fixed term	Dollar	0.46%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-02-2020	01-20-2021	2,500	1	2,501
Banco Santander – Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	1,000	-	1,000
Banco Santander – Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e Inversiones	Fixed term	Dollar	0.51%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e Inversiones	Fixed term	Dollar	0.26%	12-14-2020	01-29-2021	500	-	500
Banco Estado	Fixed term	Dollar	0.14%	12-14-2020	01-29-2021	1,000	1	1,001
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-14-2020	01-29-2021	1,500	-	1,500
Banco de Chile	Fixed term	Dollar	0.56%	12-14-2020	01-29-2021	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	500	-	500
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	2,000	1	2,001
Banco crédito e Inversiones	Fixed term	Dollar	0.20%	12-23-2020	02-05-2021	2,000	1	2,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.40%	12-24-2020	02-08-2021	1,000	-	1,000
Banco Santander – Santiago	Fixed term	Dollar	0.26%	12-29-2020	01-08-2021	2,500	1	2,501
Banco Santander – Santiago	Fixed term	Dollar	0.15%	12-30-2020	02-12-2021	700	-	700
Banco Itaú Corpbanca	Fixed term	Peso	0.35%	12-29-2020	01-05-2021	3,798	-	3,798
BBVA Banco Francés	Fixed term	Dollar	1.80%	12-31-2020	03-06-2021	86	-	86
Total						51,584	11	51,595

Notes to the Consolidated Financial Statements December 31, 2021

Note 10	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material	12,508	10,694
Production supplies	41,114	31,007
Products-in-progress	527,118	487,830
Finished product	603,036	563,497
Total	1,183,776	1,093,028

As of December 31, 2021, and 2020, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 458,913 and ThUS$ 422,535, respectively (including products in progress).

As of December 31, 2021, bulk inventories recognized within work in progress and finished goods were ThUS$ 111,316 and ThUS$ 99,551 respectively. As of December 31, 2020, bulk inventories recognized within work in progress and finished goods were ThUS$ 108,909 and ThUS$ 176,561, respectively.

As of December 31, 2021, and 2020, inventory allowances recognized, amounted to ThUS$ 75,892 and ThUS$ 80,930, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (see Note 3.14).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material and supplies for production	1,865	1,934
Products-in-progress	59,858	66,122
Finished product	14,169	12,874
Total	75,892	80,930

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021, and 2020, movements in provisions are detailed as follows:

Conciliation	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Beginning balance	80,930	88,174	105,282
Increase in Lower Value (1)	(3,650)	(5,404)	(6,987)
Additional Provision Differences of Inventory (2)	330	(704)	(123)
Increase / Decrease eventual differences and others (3)	-	1,244	(6,262)
Provision Used	(1,718)	(2,380)	(3,736)
Total changes	(5,038)	(7,244)	(17,108)
Final balance	75,892	80,930	88,174

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.
(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Financial Statements December 31, 2021

Note 11	Related party disclosures
11.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

11.2	Relationships between the parent and the entity

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

11.3	Detailed identification of related parties and subsidiaries

As of December 31, 2021 and 2020, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Financial Statements December 31, 2021

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Bufalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it consolidates them and presents all their assets and liabilities.

The following entities were considered related parties as of December 31, 2020: Sichuan SQM Migao Chemical Fertilizers Co Ltd.
.

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

Notes to the Consolidated Financial Statements December 31, 2021

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 4 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Notes to the Consolidated Financial Statements December 31, 2021

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
71.644.300-0	Universidad del Desarrollo	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties

11.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the year ended December 31, 2021 and 2020, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
					ThUS$	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	-	1,053	14,767
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	39,760	23,162	21,348
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	992	1,197	1,055
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	27,763	20,259	16,932
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	1,233	1,967	2,796
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	9,438	-	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	-	-	3,749
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	79,086	41,341	46,876
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	17,016	17,723	24,138
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	2,060	1,510	3,955
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	-	2,223	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	-	1,929
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	-	737	1,280
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	961	1,125	3,152
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	-	-	4,096
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	-	-	2,359
Foreign	Terra Tarsa Don LLC	Other related parties	Russian Federation	Sale of products	-	-	40
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	-	-	47
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(20,904)	-	-
Chile	Norte Grande S.A.	Other related parties	Chile	Client	146	-	-
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(131)	-	-
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(134)	-	-
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(157)	-	-
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(2,393)	-	-

Notes to the Consolidated Financial Statements December 31, 2021

11.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	7,567	4,625
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	3,350	2,956
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	2,477	595
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	55,119	24,335
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	14,684	24,205
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	236
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	804	1,095
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	1,914	84
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Joint venture	China	Dollar	-	4,464
Total					86,152	62,601

As of December 31, 2021 and 2020, receivables are net of provision for ThUS$ 717 and ThUS$ 7,545, respectively. As of December 31, 2020, the most significant balance corresponds to Sichuan SQM Migao Fertilizer Co Ltd. presented net of provision of doubtful receivables amounting ThUS$ 6,502.

11.6	Trade payables due to related parties, current:

Tax ID No	Company	Nature	Country of origin	Currency	As of December 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	-	50
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	-	232
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	-	324
Total					-	606

11.7	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Financial Statements December 31, 2021

Note 12	Financial instruments

12.1	Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Financial assets at amortized cost (1)	905,170	345,459
Derivative financial instruments
- For hedging	12,625	-
- Non-hedging (2)	1,254	2,610
Total other current financial assets	919,049	348,069
Financial assets at fair value through other comprehensive income (4) (5)	8,932	14,569
Derivative financial instruments
- For hedging	245	37,276
Other financial assets at amortized cost	91	80
Total other non-current financial assets	9,268	51,925

Institution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Banco de Crédito e Inversiones	34,325	185,589
Banco Santander (3)	65,899	45,168
Banco Itaú CorpBanca	195,471	49,006
Banco de Chile	-	-
Scotiabank Sud Americano	289,421	31,668
Sumitomo Mitsui Banking	320,054	-
JP Morgan Asset Management	-	34,028
Total	905,170	345,459

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3).

(3)	As of December 31, 2021, margin calls were recorded for US$ 31,430. As of December 31, 2020, no margin calls were recorded.

(4)	During the first quarter of 2021, equity instruments classified at fair value irrevocably through other comprehensive income were sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.

(5)	During the second quarter of 2021, as a result of the loss of significant influence over the investment of Kore Potash (for more details, see note 7.3 letter a), the investment, which was previous recognized as an investment in associates, was reclassified as other non-current financial assets as it was classified as financial equity instrument at fair value through other comprehensive income irrevocably.

Notes to the Consolidated Financial Statements December 31, 2021

12.2	Trade and other receivables

	As of December 31, 2021			As of December 31, 2020
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	590,312	-	590,312	313,265	-	313,265
Prepayments, current	49,168	-	49,168	19,900	-	19,900
Other receivables, current	14,593	6,172	20,765	32,041	11,165	43,206
Total trade and other receivables	654,073	6,172	660,245	365,206	11,165	376,371

See discussion about credit risk in Note 4.2.

	As of December 31, 2021			As of December 31, 2020
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	600,664	(10,352)	590,312	327,586	(14,321)	313,265
Prepayments, current	49,952	(784)	49,168	20,684	(784)	19,900
Other receivables, current	17,456	(2,863)	14,593	36,664	(4,623)	32,041
Other receivables, non-current	6,172	-	6,172	11,165	-	11,165
Total trade and other receivables	674,244	(13,999)	660,245	396,099	(19,728)	376,371

Notes to the Consolidated Financial Statements December 31, 2021

(a)	Renegotiated portfolio

As of December 31, 2021, and 2020 the detail of the renegotiated portfolio is as follows:

As of December 31, 2021
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,279	570,899	7	130
1 - 30 days	112	22,632	-	-
31 - 60 days	18	2,114	-	-
61 - 90 days	11	1,015	-	-
91 - 120 days	7	202	-	-
121 - 150 days	3	43	-	-
151 - 180 days	3	4	-	-
181 - 210 days	3	130	-	-
211 - 250 days	1	1	2	4
>250 days	80	2,597	117	893
Total	1,517	599,637	126	1,027

As of December 31, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,281	301,939	23	179
1 - 30 days	119	12,140	8	60
31 - 60 days	12	1,226	-	-
61 - 90 days	5	159	-	-
91 - 120 days	5	1,448	1	41
121 - 150 days	2	2,384	2	2
151 - 180 days	3	1,398	4	12
181 - 210 days	1	-	2	5
211 - 250 days	3	2	6	114
>250 days	156	5,030	64	1,447
Total	1,587	325,726	110	1,860

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Impairment provision for doubtful receivables

As of December 31, 2021
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	8%	32%	34%	71%	-	-
Total Gross Book Value	571,029	22,633	2,113	1,015	3,874	600,664	86,869
Impairment Estimate	4,724	1,856	673	346	2,753	10,352	717

As of December 31, 2020
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	10%	39%	52%	79%	-	-
Total Gross Book Value	302,118	12,200	1,226	159	11,883	327,586	70,146
Impairment Estimate	3,187	1,207	477	83	9,367	14,321	7,545

As of December 31, 2021, and 2020, movements in provisions are as follows:

Provisions	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	27,273	32,707
Increase (decrease) impairment of accounts receivable	235	(4,684)
Write-off of receivables	(11,091)	(750)
Difference in exchange rate	(1,701)	-
Impairment provision of Accounts Receivable Provision at the end of the year	14,716	27,273
(1) Trade and other Receivables Provision	10,352	14,321
(2) Current other Receivables Provision	3,647	5,407
(3) Trade receivables with related parties, current Provision	717	7,545
Recovery of Insurance	210	347

Impairment provision of Accounts Receivable	14,716	27,273
Renegotiated receivables	910	1,728
Non-renegotiated receivables	13,806	25,545

Notes to the Consolidated Financial Statements December 31, 2021

12.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2021	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	12,625	8,954
Long term	245	72,900
Underlying Debt Hedge	12,870	81,854	(22,455)	(46,529)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,254	1,672
Underlying Investments Hedge	1,254	1,672	4,694	-
Total Instrumentos	14,124	83,526	(17,761)	(46,529)

As of December 31, 2020	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	-	26,699
Long term	37,276	13,511
Underlying Debt Hedge	37,276	40,210	(9,167)	(6,233)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	2,610	5,393
Underlying Investments Hedge	2,610	5,393	(9,049)	-
Total Instruments	39,886	45,603	(18,216)	6,233

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2021 and January 1and December 31, 2020.

Hedging Effect in Profit and Equity for the year as of December 31, 2021	Variation Total	Effect on Profit or Loss	Hedge Reserves from Variation in Gross Hedges
Analysis Effect by Type of Coverage
Hedging in Current and Non-Current Assets	(24,406)
Hedging in Current and Non-Current Liabilities	41,644
Total Hedge Effect in Profit or Loss and Equity for the period	17,238	(13,288)	30,526

Notes to the Consolidated Financial Statements December 31, 2021

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	119,938	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

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

12.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2021 and 2020, the detail is as follows:

	As of December 31, 2021			As of December 31, 2020
Other current and non-current financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	85	69,613	69,698	82	69,376	69,458
Obligations with the public	40,594	2,445,219	2,485,813	36,781	1,816,626	1,853,407
Derivative financial instruments
For hedging	8,954	72,900	81,854	26,699	13,511	40,210
Non-Hedging	1,672	-	1,672	5,393	-	5,393
Total	51,305	2,587,732	2,639,037	68,955	1,899,513	1,968,468

Current and non-current bank borrowings

As of December 31, 2021 and 2020, the detail is as follows:

Current and non-current bank borrowings	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current borrowings	85	82
Non-current borrowings	69,613	69,376
Current and non-current bank borrowings	69,698	69,458

Notes to the Consolidated Financial Statements December 31, 2021

a)	Bank borrowings, current:

As of December 31, 2021, and 2020, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/31/2022	0.82%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current amounts as of December 31, 2021
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	85	-	85	-	85
Total		-	-	-	85	-	85	-	85

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/31/2022	1.00%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2020			Current amounts as of December 31, 2020
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	82	82	-	82
Total		-	-	-	-	82	82	-	82

Notes to the Consolidated Financial Statements December 31, 2021

b)	Unsecured obligations, current:

As of December 31, 2021, and 2020, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2022	US$	Semiannual	Upon maturity	1.56%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2022	US$	Semiannual	Upon maturity	0.74%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2022	US$	Semiannual	Upon maturity	3.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2022	US$	Semiannual	Upon maturity	4.00%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2022	US$	Semiannual	Upon maturity	3.62%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2022	UF	Semiannual	Semiannual	1.75%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2022	UF	Semiannual	Upon maturity	2.06%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2022	UF	Semiannual	Upon maturity	2.04%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2022	UF	Semiannual	Upon maturity	2.72%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2021			Carrying amounts of maturities as of December 31, 2021
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	6,874	-	6,874	6,874	-	6,874	(552)	6,322
SQM S.A.	Chile	H	16,026	-	16,026	16,026	-	16,026	(172)	15,854
SQM S.A.	Chile	O	863	-	863	863	-	863	(82)	781
SQM S.A.	Chile	P	1,636	-	1,636	1,636	-	1,636	(12)	1,624
SQM S.A.	Chile	Q	-	314	314	-	314	314	(21)	293
Total			37,555	5,841	43,396	37,555	5,841	43,396	(2,802)	40,594

Notes to the Consolidated Financial Statements December 31, 2021

Debtor							Periodicity
Tax I No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2021	US$	Semiannual	Upon maturity	1.95%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2021	US$	Semiannual	Upon maturity	1.08%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2021	US$	Semiannual	Upon maturity	3.59%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2021	US$	Semiannual	Upon maturity	4.17%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2021	UF	Semiannual	Semiannual	0.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2021	UF	Semiannual	Upon maturity	2.24%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2021	UF	Semiannual	Upon maturity	2.37%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2021	UF	Semiannual	Upon maturity	2.92%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2020			Carrying amounts of maturities as of December 31, 2020
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	7,508	-	7,508	7,508	-	7,508	(679)	6,829
SQM S.A.	Chile	MUS$400	-	2,869	2,869	-	2,869	2,869	(237)	2,632
SQM S.A.	Chile	H	18,212	-	18,212	18,212	-	18,212	(172)	18,040
SQM S.A.	Chile	O	962	-	962	962	-	962	(82)	880
SQM S.A.	Chile	P	1,824	-	1,824	1,824	-	1,824	(12)	1,812
SQM S.A.	Chile	Q	-	350	350	-	350	350	(21)	329
Total			33,154	5,877	39,031	33,154	5,877	39,031	(2,250)	36,781

Notes to the Consolidated Financial Statements December 31, 2021

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of December 31, 2021 and 2020:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Maturity	2.05%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2021				Carrying amounts of maturities as of December 31, 2021
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613
Total		70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Maturity	1.98%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2020				Carrying amounts of maturities as of December 31, 2020
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376
Total		-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376

Notes to the Consolidated Financial Statements December 31, 2021

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2021, and 2020:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.43%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2021						Carrying amounts of maturities as of December 31, 2021
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(903)	249,097
MUS$300	300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	(168)	299,832
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(4,343)	445,657
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,347)	393,653
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,836)	684,164
H	-	-	-	-	100,064	100,064	-	-	-	-	100,064	100,064	(1,206)	98,858
O	-	-	-	-	55,035	55,035	-	-	-	-	55,035	55,035	(822)	54,213
P	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(65)	110,005
Q	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(330)	109,740
Total	300,000	-	250,000	-	1,925,239	2,475,239	300,000	-	250,000	-	1,925,239	2,475,239	(30,020)	2,445,219

Notes to the Consolidated Financial Statements December 31, 2021

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2020						Carrying amounts of maturities as of December 31, 2020
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	250,000	-	250,000	-	-	-	250,000	-	250,000	(1,336)	248,664
MUS$300	-	300,000	-	-	-	300,000	-	300,000	-	-	-	300,000	(781)	299,219
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,020)	444,980
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,582)	393,418
H	-	-	-	-	126,386	126,386	-	-	-	-	126,386	126,386	(1,378)	125,008
O	-	-	-	-	61,334	61,334	-	-	-	-	61,334	61,334	(904)	60,430
P	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(77)	122,591
Q	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(352)	122,316
Total	-	300,000	-	250,000	1,283,056	1,833,056	-	300,000	-	250,000	1,283,056	1,833,056	(16,430)	1,816,626

Notes to the Consolidated Financial Statements December 31, 2021
e)	Additional information

Bonds

The details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

2020

During 2020, the amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,296 with an associated cross currency swap hedge income of ThUS$ 814.

2021

During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.

For more details on restrictions. See Note 19.1.

For the periods ended December 31, 2021, and 2020, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest, Series H bonds	6,661	6,601	7,868
CCS Coverage	1,598	2,575	1,952

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.
F-88

Notes to the Consolidated Financial Statements December 31, 2021
For the periods ended December 31, 2021 and 2020, the detail of payments charged to the line of single series bonds, second issue is as follows.

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest	-	6,875	13,750

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

See more details with respect a restriction in Note 19.1.

For the periods ended December 31, 2021, and 2020, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest, Series O bonds	2,225	2,070	2,308
CCS Coverage	438	599	354

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

For the periods ended December 31, 2021, and 2020, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest	10,875	10,875	10,875

Notes to the Consolidated Financial Statements December 31, 2021

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on December 31, 2021 and 2020, the following payments have been made.

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest	10,938	10,938	10,938

(vi)	Series “P” bonds

The Company on March 31, 2008 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on December 31, 2021 and 2020, the following payments and their associated CCS have been made:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest, Series P bonds	3,835	3,534	3,960
CCS Coverage	3,119	3,439	2,995

Notes to the Consolidated Financial Statements December 31, 2021

(vii)	Series Q bonds

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

See more details in Note 19.1

For the periods ended December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest, Series Q bonds	3,990	3,769	3,791
CCS Coverage	1,919	1,021	-

(viii)	Single series fifth issue bonds M US$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

For the periods ended on December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest	19,125	19,125	9,563

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

For the periods ended on December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020	December 31, 2019
	ThUS$	ThUS$	ThUS$
Payments of interest	17,000	8,500	-

Notes to the Consolidated Financial Statements December 31, 2021

(x)	Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50 % and a maturity in the year 2051.

For the periods ended on December 31, 2021 and 2020, no payments have been made.

12.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2021			As of December 31, 2020
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	279,092	-	279,092	203,346	-	203,346
Other accounts payable	558	-	558	587	-	587
Prepayments from customers	-	3,813	3,813	-	4,027	4,027
Total	279,650	3,813	283,463	203,933	4,027	207,960

As of December 31, 2021, and 2020, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	148,045	1,799	1,425	-	120	3,813	155,202
Services	80,089	335	109	2	78	-	80,613
Others	31,949	-	-	-	-	-	31,949
Total	260,083	2,134	1,534	2	198	3,813	267,764

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	111,323	1,947	123	31	5	4,027	117,456
Services	46,187	1,380	16	757	86	-	48,426
Others	29,325	7	-	-	-	-	29,332
Total	186,835	3,334	139	788	91	4,027	195,214

Notes to the Consolidated Financial Statements December 31, 2021

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	7,688	30	5	1	37	-	7,761
Services	4,055	108	533	34	181	-	4,911
Others	2,340	16	73	35	5	-	2,469
Total	14,083	154	611	70	223	-	15,141

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,305	59	47	39	517	-	1,967
Services	2,298	764	-	453	505	-	4,020
Others	3,258	150	371	118	2,275	-	6,172
Total	6,861	973	418	610	3,297	-	12,159

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2021, the Company has purchase orders amounting to ThUS$ 166,209 and ThUS$ 55,516 as of December 31, 2020.

Notes to the Consolidated Financial Statements December 31, 2021

12.6	Financial asset and liability categories

a)	Financial Assets

	As of December 31, 2021			As of December 31, 2020
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,515,051	-	1,515,051	509,102	-	509,102
Trade receivables due from related parties at amortized cost	86,152	-	86,152	62,601	-	62,601
Financial assets measured at amortized cost	905,170	91	905,261	345,459	80	345,539
Trade and other receivables	654,073	6,172	660,245	365,206	11,165	376,371
Total financial assets measured at amortized cost	3,160,446	6,263	3,166,709	1,282,368	11,245	1,293,613
Financial instruments for hedging purposes	12,625	245	12,870	-	37,276	37,276
Financial instruments held for trading	1,254	-	1,254	2,610	-	2,610
Financial assets classified as available for sale at fair value through equity	-	8,932	8,932	-	14,569	14,569
Total financial assets at fair value	13,879	9,177	23,056	2,610	51,845	54,455
Total financial assets	3,174,325	15,440	3,189,765	1,284,978	63,090	1,348,068

Notes to the Consolidated Financial Statements December 31, 2021

b)	Financial Liabilities

	As of December 31, 2021			As of December 31, 2020
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	8,954	72,900	81,854	26,699	13,511	40,210
Held for trading at fair value through profit or loss	1,672	-	1,672	5,393	-	5,393
Financial liabilities at fair value	10,626	72,900	83,526	32,092	13,511	45,603
Bank loans	85	69,613	69,698	82	69,376	69,458
Obligations to the public	40,594	2,445,219	2,485,813	36,781	1,816,626	1,853,407
Lease Liabilities	7,704	46,519	54,223	5,528	25,546	31,074
Trade and other payables	279,650	3,813	283,463	203,933	4,027	207,960
Trade payables due to related parties	-	-	-	606	-	606
Total financial liabilities at amortized cost	328,033	2,565,164	2,893,197	246,930	1,915,575	2,162,505
Total financial liabilities	338,659	2,638,064	2,976,723	279,022	1,929,086	2,208,108

Notes to the Consolidated Financial Statements December 31, 2021

12.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)
Level 1:
The fair value of financial instruments traded in active markets (such as equity securities) is based on quoted prices
(unadjusted) in active markets for identical assets or liabilities that the entity can access at the
measurement date
. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)
Level 2:
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market inputs
and rely as little as possible on entity-specific estimates.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable
 for
the
asset or liability, either directly or indirectly
.

(c)
Level 3:
If one or more of the significant inputs is not based on observable market data for the asset or liability
, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements December 31, 2021
	As of December 31, 2021			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value ( disclosure purposes)	Fair value recognized	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,515,051	1,515,051	-	-	1,515,051	-
Other current financial assets
- Time deposits	905,170	905,170	-	-	905,170	-
- Derivative financial instruments
- Forwards	-	-	1,031	-	1,031	-
- Options	-	-	223	-	223	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	12,613	-	12,613	-
Non-current accounts receivable	6,172	6,172	-	-	-	-
Other non-current financial assets:
- Other	91	91	-	-	91	-
- Equity instruments	-	-	8,932	8,932	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank borrowings	85	85	-	-	85	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,270	-	1,270	-
- Options	-	-	402	-	402	-
- Hedging liabilities – Swaps	-	-	8,954	-	8,954	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	40,594	40,594	-	-	40,594	-
- Current lease liabilities	7,704	7,704	-	-	7,704	-
Other non-current financial liabilities
- Bank borrowings	69,613	70,497	-	-	70,497	-
- Unsecured obligations	2,445,219	2,871,005	-	-	2,871,005	-
- Non-current hedging liabilities	-	-	72,900	-	72,900	-
- Non-current lease liabilities	46,519	34,521	-	-	34,521	-

Notes to the Consolidated Financial Statements December 31, 2021
	As of December 31, 2020			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value ( disclosure purposes)	Fair value recognized	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	509,102	509,102	-	-	509,102	-
Other current financial assets
- Time deposits	345,459	345,459	-	-	345,459	-
- Derivative financial instruments
- Forwards	-	-	2,263	-	2,263	-
- Options	-	-	347	-	347	-
Non-current accounts receivable	11,165	11,165	-	-	-	-
Other non-current financial assets:
- Other	80	80	-	-	80	-
- Equity instruments	-	-	14,569	14,569	-	-
- Hedging assets – Swaps	-	-	37,276	-	37,276	-
Other current financial liabilities
- Bank borrowings	82	82	-	-	82	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,614	-	4,614	-
- Options	-	-	780	-	780	-
- Hedging liabilities – Swaps	-	-	5,695	-	5,695	-
- Swaps	-	-	21,004	-	21,004	-
- Unsecured obligations	36,781	36,781	-	-	36,781	-
- Current lease liabilities	5,528	5,528	-	-	5,528	-
Other non-current financial liabilities
- Bank borrowings	69,376	71,029	-	-	71,029	-
- Unsecured obligations	1,816,626	2,355,943	-	-	2,355,943	-
- Non-current hedging liabilities	-	-	13,511	-	13,511	-
- Non-current lease liabilities	25,546	26,027	-	-	26,027	-

Notes to the Consolidated Financial Statements December 31, 2021
12.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation for
recognition purposes

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

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

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for
disclosure
purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•
The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Financial Statements December 31, 2021
12.9	Net Debt reconciliation

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 19.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cash and cash equivalents	1,515,051	509,102
Other current financial assets	919,049	348,069
Other non-current financial hedge assets	245	37,276
Other current financial liabilities	(51,305)	(68,955)
Lease liabilities, current	(7,704)	(5,528)
Other non-current financial liabilities	(2,587,732)	(1,899,513)
Non-current Lease liabilities	(46,519)	(25,546)
Total	(258,915)	(1,105,095)

		From cash flow			Not from cash flow
Net debt	As of December 31, 2020	Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Others	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,922,864)	(685,130)	75,578	16,570	-	44,473	(84,138)	(2,555,511)
Current and non-current lease liabilities	(31,074)	7,960	1,587	-	-	181	(32,877)	(54,223)
Financial instruments derived from hedging	18,070	(760)	7,238	-	(45,017)	-	(61,128)	(81,597)
Current and non-current financial liabilities	(1,935,868)	(677,930)	84,403	16,570	(45,017)	44,654	(178,143)	(2,691,331)
Cash and cash equivalents	509,102	-	-	1,022,061	-	(16,112)	-	1,515,051
Deposits that do not qualify as cash and cash equivalents	345,459	-	(2,747)	585,106	-	(27,315)	4,667	905,170
Derivatives from hedge assets	(21,004)	-	-	9,405	23,082	-	1,130	12,613
Derivatives from other financial non-hedge assets	(2,784)	-	-	(2,327)	4,693	-	-	(418)
Total	(1,105,095)	(677,930)	81,656	1,630,815	(17,242)	1,227	(172,346)	(258,915)

Notes to the Consolidated Financial Statements December 31, 2021
		From cash flow			Not from cash flow
Net debt	As of December 31, 2019	Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Others	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,753,028)	(136,692)	73,933	7,819	-	(33,280)	(81,616)	(1,922,864)
Current and non-current lease liabilities	(37,897)	8,015	1133	0	-	-	(2,325)	(31,074)
Financial instruments derived from hedging	(23,655)	814	7.634	0	37,371	-	(4,094)	18,070
Current and non-current financial liabilities	(1,814,580)	(127,863)	82,700	7,819	37,371	(33,280)	(88,035)	(1,935,868)
Cash and cash equivalents	588,530	-	-	(78,988)	-	(440)	-	509,102
Deposits that do not qualify as cash and cash equivalents	485,689	-	-	(123,196)	-	(14,032)	(3,002)	345,459
Derivatives from hedge assets	21,188	-	(1,216)	(39,290)	(2,074)	-	388	(21,004)
Derivatives from other financial non-hedge assets	(637)	-	-	10.071	(12,218)	-	-	(2,784)
Total	(719,810)	(127,863)	81,484	(223,584)	23,079	(47,752)	(90,649)	(1,105,095)

Notes to the Consolidated Financial Statements December 31, 2021

Note 13	Right-of-use assets and Lease liabilities

13.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2021, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024
Additions	17,552	1,209	-	862	-	-	-	-	-	-	-	12,203	31,826
Depreciation expenses	(199)	(3,635)	-	(763)	-	-	-	-	-	-	-	(4,109)	(8,706)
Other increases / decreases	-	-	-	-	-	-	-	-	-	-	-	(536)	(536)
Total changes	17,353	(2,426)	-	99	-	-	-	-	-	-	-	7,558	22,584
Closing balance	17,353	20,951	-	2,578	-	-	-	-	-	-	-	11,726	52,608

Reconciliation of changes in right-of-use assets as of December 31, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Additions	-	1,782	-	-	-	-	-	-	-	-	-	121	1,903
Depreciation expenses	-	(3,535)	-	(877)	-	-	-	-	-	-	-	(4,019)	(8,431)
Other increases / decreases	-	(612)	-	-	-	-	-	-	-	-	-	-	(612)
Total changes	-	(2,365)	-	(877)	-	-	-	-	-	-	-	(3,898)	(7,140)
Closing balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii)
Extennsion
options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Financial Statements December 31, 2021
13.2	Lease liabilities

	As of December 31, 2021		As of December 31, 2020
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	7,704	46,519	5,528	25,546
Total	7,704	46,519	5,528	25,546

i)
Current and non-current lease liabilities

Debtor			Creditor
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Limitada	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	Peso	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	Peso	Monthly	04-24-2021	4.07%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Limitada	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3,26%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.947.100-0	SQM Industrial S.A.	Chile	76.320.186-4	Tecno Fast S.A.	Chile	UF	Monthly	12-31-2022	1.44%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%

Notes to the Consolidated Financial Statements December 31, 2021

Debtor			Creditor
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
76.359.919-1	Orcoma Estudios SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	CLP	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma Estudios SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma Estudios SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	Peso	Monthly	07-12-2031	7.44%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM North America Corp.	USA	Foreign	Deep South Equipment Company	USA	Dollar	Monthly	03-24-2024	1.33%
Foreign	SQM North America Corp.	USA	Foreign	Tennant-South	USA	Dollar	Monthly	07-02-2023	1.00%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Foreign	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%

Notes to the Consolidated Financial Statements December 31, 2021

(a) As of December 31, 2021, and 2020, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2021			Amounts at amortized cost as of December 31, 2021
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	457	1,407	1,864
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	89	272	361
SQM Salar S.A.	SKM Industrial Ltda.	202	135	337	197	133	330
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	43	132	175
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	146	195	47	144	191
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	20	27
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	364	1,110	1,474
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	168	512	680
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	27	82	109
SQM Industrial S.A.	Tecnofast	18	56	74	18	55	73
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	50	67
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma Estudios SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	5	6	1	4	5
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	85	257	342
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	41	122	163
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	134	178	44	131	175
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	127	388	515
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	58	174	232	52	161	213
SQM North America Corp.	Paces West LL.	55	168	223	44	138	182
SQM North America Corp.	Hawkins Nunmber One, LLC	32	98	130	30	91	121
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	2	4	6	1	5	6
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	84	254	338
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	58	78	17	53	70
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	19	25
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	95	288	383
SQM Australia PTY	Ausco Modular Pty Limited	9	25	34	8	24	32
SQM Australia PTY	Western Australian Land Authority	(52)	(227)	(279)	(103)	(244)	(347)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	5	6	11	3	8	11
SQM Australia PTY	Knight Frank	12	-	12	12	-	12
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	2	4	6	2	4	6
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Colombia S.A.S.	Renting Colombia S.A.	3	7	10	3	7	10
Total		2,367	6,514	8,881	2,009	5,695	7,704

Notes to the Consolidated Financial Statements December 31, 2021
Debtor	Creditor	Nominal amounts as of December 31,2020			Amounts at amortized cost as of December 31, 2020
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	536	-	536	536	-	536
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	181	566	747
SQM Salar S.A.	Ameco Chile S.A.	135	-	135	134	-	134
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	353	1,076	1,429
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	164	498	662
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	54	107	161
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	133	177	57	115	172
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	123	376	499
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	18	73	54	18	72
SQM North America Corp.	Paces West LL.	53	163	216	41	128	169
SQM North America Corp.	Hawkins Nunmber One, LLC	31	96	127	28	85	113
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	81	246	327
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	16	49	65
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	18	24
SQM Europe N.V.	Straatsburgdok N.V.	91	302	393	83	279	362
SQM Australia PTY	The trust Company (Australia) Pty Ltd	14	42	56	14	42	56
Total		2,131	4,271	6,402	1,925	3,603	5,528

Notes to the Consolidated Financial Statements December 31, 2021

(b) As of December 31, 2021 and 2020, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2021				Amounts at amortized cost as of December 31, 2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	540	-	4,857	4,036	535	-	4,571
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	434	-	1,234	754	426	-	1,180
SQM Salar S.A.	SKM Industrial Ltda.	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	386	177	-	563	365	174	-	539
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	98	-	-	98	97	-	-	97
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	44	-	106	57	43	-	100
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	4,040	13,364	3,086	4,997	3,905	11,988
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,141	-	-	1,141	1,115	-	-	1,115
SQM Industrial S.A.	Jungheinrich Rentalift SpA	216	-	-	216	209	-	-	209
SQM Industrial S.A.	Tecnofast	-	-	-	-	-	-	-	-
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	134	-	-	134	129	-	-	129
SQM S.A.	Jungheinrich Rentalift SpA	145	-	-	145	141	-	-	141
Orcoma Estudios SpA	Obispado de Iquique	10	14	41	65	5	8	32	45
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	8	-	-	8	8	-	-	8
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	14	34	5	8	12	25
Soquimich Comercial S.A.	Container Operators S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	96	-	-	96	96	-	-	96
Soquimich Comercial S.A.	Muelles de Penco S.A.	104	-	-	104	103	-	-	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	261	3,399	1,082	1,766	259	3,107
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	465	116	-	581	444	115	-	559
SQM North America Corp.	Paces West LL.	465	752	-	1,217	403	714	-	1,117
SQM North America Corp.	Hawkins Nunmber One, LLC	224	-	-	224	217	-	-	217
SQM North America Corp.	Deep South Equipment Company	6	-	-	6	6	-	-	6
SQM North America Corp.	Tennant- South	3	-	-	3	3	-	-	3
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	756	-	1,545	713	731	-	1,444
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	65	-	-	65	63	-	-	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	24	-	-	24	23	-	-	23
SQM Europe N.V.	Straatsburgdok N.V.	844	1,015	-	1,859	807	1,000	-	1,807
SQM Australia PTY	Ausco Modular Pty Limited	15	-	-	15	15	-	-	15
SQM Australia PTY	Western Australian Land Authority	1,184	2,995	24,724	28,903	(86)	1,146	16,710	17,770
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	6	-	-	6	6	-	-	6
SQM Colombia S.A.S.	Renting Colombia S.A.	15	-	-	15	15	-	-	15
SQM Colombia S.A.S.	Renting Colombia S.A.	21	-	-	21	21	-	-	21
Total		16,636	14,332	29,080	60,048	13,938	11,663	20,918	46,519

Notes to the Consolidated Financial Statements December 31, 2021

Debtor	Creditor	Nominal amounts as of December 31,2020				Amounts at amortized cost as of December 31, 2020
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	337	-	-	337	330	-	-	330
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	5,905	15,229	2,993	4,847	5,622	13,462
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	420	-	1,861	1,379	417	-	1,796
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	262	-	-	262	163	96	-	259
Soquimich Comercial S.A.	Muelles de Penco S.A.	281	-	-	281	175	103	-	278
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	889	4,027	1,047	1,707	867	3,621
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	452	730	258	1,440	377	668	253	1,298
SQM North America Corp.	Hawkins Nunmber One, LLC	263	90	-	353	249	89	-	338
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,151	-	1,940	689	1,094	-	1,783
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	144	-	-	144	133	-	-	133
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	52	-	-	52	48	-	-	48
SQM Europe N.V.	Straatsburgdok N.V.	816	1,339	113	2,268	768	1,308	113	2,189
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	-	-	11	11	-	-	11
Total		9,833	11,207	7,165	28,205	8,362	10,329	6,855	25,546

Notes to the Consolidated Financial Statements December 31, 2021
Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 71,897 and ThUS$ 61,689 for the periods ended December 31, 2021 and 2020. See Note 21.8.

Expenses related to variable payments not included in lease liabilities were
ThUS
$ 1,313 and
ThUS
$
1,117 for the periods ending December 31, 2021 and 2020.

Income from subleases on right-of-use assets were ThUS$ 146 and ThUS$ 176 as of December 31, 2021 and 2020, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Financial Statements December 31, 2021

Note 14	Intangible assets and goodwill
1 4 .1	Reconciliation of changes in intangible assets and goodwill

As of December 31, 2021
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,447
Mining rights	Finite	149,532
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	15,158
Customer-related intangible assets	Finite	-
Intellectual property	Finite	6,481
Other intangible assets	Finite	131
Intangible assets other than goodwill		179,658
Goodwill	Indefinite	34,596
Total Intangible Asset		214,254

As of December 31, 2020
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	4,826
Mining rights	Finite	150,046
Water rights and rights of way	Indefinite	5,343
Water rights	Finite	18,000
Customer-related intangible	Finite	-
Other intangible assets	Finite	192
Intangible assets other than goodwill		178,407
Goodwill	Indefinite	41,966
Total Intangible Asset		220,373

a)	Movements in identifiable intangible assets as of December 31, 2021:

Gross Value Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer- related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	35,281	160,496	7,424	18,000	1,778	-	2,274	45,500	270,753
Additions	296	344	-	-	-	-	9	-	649
Other increases / decreases for foreign currency exchange rates	(19)	2,283	(4)	-	-	-	(6)	-	2,254
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	-	-
Decrease for classification as held for sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Total increases (decreases)	335	2,397	(4)	-	-	7,370	3	(7,370)	2,731
Closing balance	35,616	162,893	7,420	18,000	1,778	7,370	2,277	38,130	273,484

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer- related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(30,455)	(10,450)	(2,081)	-	(1,778)	-	(2,082)	(3,534)	(50,380)
Other increases / decreases for foreign currency exchange rates	2	-	-	-	-	-	-	-	2
Other increases (decreases)	-	-	-	-	-	-	-	-	-
Impairment losses recognized in profit for the year (1)	-	(48)	(430)	-	-	-	-	-	(478)
Amortization	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Total increases (decreases)	(1,714)	(2,911)	(430)	(2,842)	-	(889)	(64)	-	(8,850)
Closing balance	(32,169)	(13,361)	(2,511)	(2,842)	(1,778)	(889)	(2,146)	(3,534)	(59,230)

Notes to the Consolidated Financial Statements December 31, 2021
(1)	See Note 21.5

Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer- related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,826	150,046	5,343	18,000	-	-	192	41,966	220,373
Additions	296	344	-	-	-	-	9	-	649
Amortization	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Impairment losses recognized in profit for the year	-	(48)	(430)	-	-	-	-	-	(478)
Other increases / decreases for foreign currency exchange rates	(17)	2,283	(4)	-	-	-	(6)	-	2,256
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Total increases (decreases)	(1,379)	(514)	(434)	(2,842)	-	6,481	(61)	(7,370)	(6,119)
Closing balance	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254

Movements in identifiable intangible assets as of December 31, 2020:

Gross Value Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	158,337	25,423	1,778	2,188	38,120	260,317
Additions	508	2,295	-	-	72	7,380	10,255
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	-	-	-	14	-	311
Total increases (decreases)	810	2,159	1	-	86	7,380	10,436
Closing balance	35,281	160,496	25,424	1,778	2,274	45,500	270,753

Notes to the Consolidated Financial Statements December 31, 2021
Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(767)	(2,081)	(505)	(2,026)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-
Other increases (decreases)	-	(2)	-	-	-	-	(2)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Total increases (decreases)	(1,995)	(9,683)	-	(1,273)	(56)	(140)	(13,147)
Closing balance	(30,455)	(10,450)	(2,081)	(1,778)	(2,082)	(3,534)	(50,380)
Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	157,570	23,342	1,273	162	34,726	223,084
Additions	508	2,295	-	-	72	7,380	10,255
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	(2)	-	-	14	-	309
Total increases (decreases)	(1,185)	(7,524)	1	(1,273)	30	7,240	(2,711)
Closing balance	4,826	150,046	23,343	-	192	41,966	220,373

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Movements in identifiable goodwill as of December 31, 2021:

Gross Value Movements in identifiable goodwill	Opening balance	Additional recognition	Reclassification to intangible assets	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V. (*)	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	45,500	-	-	(7,370)	38,130
Closing balance	45,500	-	-	(7,370)	38,130

(*) The measurement of assets and liabilities related to the acquisition of the WNSPK (see Note 7) was completed in 2021 and as a result, Th$7,370 was identified as intellectual property and reclassified from goodwill accordingly.

Accumulated impairment Movements in identifiable goodwill	Opening balance	Additional recognition	Reclassification to intangible assets	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(320)	-	-	-	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,534)	-	-	-	(3,534)
Closing balance	(3,534)	-	-	-	(3,534)

Notes to the Consolidated Financial Statements December 31, 2021

Net Value Movements in identifiable goodwill	Opening balance	Additional recognition	Reclassification to intangible assets	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	-	-	-	-	-
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V.	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	41,966	-	-	(7,370)	34,596
Closing balance	41,966	-	-	(7,370)	34,596

Movements in identifiable goodwill as of December 31, 2020

Gross Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	38,120	7,380	-	7,380	45,500
Closing balance	38,120	7,380	-	7,380	45,500

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated impairment Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	(140)	(140)	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,394)	-	(140)	(140)	(3,534)
Closing balance	(3,394)	-	(140)	(140)	(3,534)

Net Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	140	-	(140)	(140)	-
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	34,726	7,380	(140)	7,240	41,966
Closing balance	34,726	7,380	(140)	7,240	41,966

Notes to the Consolidated Financial Statements December 31, 2021

Note 15	Property, plant and equipment

As of December 31, 2021, and 2020, the detail of property, plant and equipment is as follows:

15.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,507	23,579
Buildings	270,563	239,666
Other property, plant and equipment	32,846	35,418
Transport equipment	2,463	2,880
Supplies and accessories	5,556	4,183
Office equipment	1,386	459
Network and communication equipment	1,359	1,272
Mining assets	38,241	47,052
IT equipment	3,570	4,083
Energy generating assets	3,970	4,878
Constructions in progress	731,787	486,345
Machinery, plant and equipment	896,977	887,504
Total	2,012,225	1,737,319
Property, plant and equipment, gross
Land	23,507	23,579
Buildings	767,096	705,089
Other property, plant and equipment	239,582	234,238
Transport equipment	13,357	13,030
Supplies and accessories	28,786	26,101
Office equipment	12,943	11,607
Network and communication equipment	9,577	8,951
Mining assets	195,889	194,562
IT equipment	30,456	29,629
Energy generating assets	38,540	38,540
Constructions in progress	731,787	486,345
Machinery, plant and equipment	3,464,881	3,304,061
Total	5,556,401	5,075,732
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(496,533)	(465,423)
Accumulated depreciation and impairment of other property, plant and equipment	(206,736)	(198,820)
Accumulated depreciation and impairment of transport equipment	(10,894)	(10,150)
Accumulated depreciation and impairment of supplies and accessories	(23,230)	(21,918)
Accumulated depreciation and impairment of office equipment	(11,557)	(11,148)
Accumulated depreciation and impairment of network and communication equipment	(8,218)	(7,679)
Accumulated depreciation and impairment of mining assets	(157,648)	(147,510)
Accumulated depreciation and impairment of IT equipment	(26,886)	(25,546)
Accumulated depreciation and impairment of energy generating assets	(34,570)	(33,662)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,567,904)	(2,416,557)
Total	(3,544,176)	(3,338,413)

Notes to the Consolidated Financial Statements December 31, 2021

Description of classes of property, plant and equipment	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	28,889	28,184
Conveyor Belt	18,294	20,117
Crystallizer	20,189	22,145
Plant Equipment	168,370	173,335
Tanks	22,358	15,367
Filter	41,438	35,553
Electrical equipment/facilities	97,594	93,937
Other Property, Plant & Equipment	71,150	49,930
Site Closure	34,248	36,828
Piping	106,317	102,578
Well	202,982	226,347
Pond	42,547	41,906
Spare Parts (1)	42,601	41,277
Total	896,977	887,504

(1)	The reconciliation of the spare parts provision as of December 31, 2021 and 2020 is as follows:

Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	42,881	39,265
Increase in provision	5,381	3,616
Closing balance	48,262	42,881

Notes to the Consolidated Financial Statements December 31, 2021

15.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021 and 2020:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	(72)	(152)	(8)	(3)	(14)	(3)	-	-	(9)	-	-	(166)	(427)
Reclassifications	-	62,185	5,009	342	2,699	1,310	553	1,327	510	-	(224,945)	155,900	4,890
Other increases (decreases)	-	(26)	(3)	(12)	-	-	15	-	94	-	275	4,330	4,673
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(72)	62,007	5,344	327	2,685	1,336	626	1,327	827	-	245,442	160,820	480,669
Closing balance	23,507	767,096	239,582	13,357	28,786	12,943	9,577	195,889	30,456	38,540	731,787	3,464,881	5,556,401

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)
Changes
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (3)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	-	72	7	3	14	2	-	-	9	-	-	97	204
Reclassifications	-	106	(1)	12	74	(20)	-	-	47	-	-	(5,108)	(4,890)
Other increases (decreases) (1)	-	40	1	-	-	-	-	-	(1)	-	-	143	183
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(31,110)	(7,916)	(744)	(1,312)	(409)	(539)	(10,138)	(1,340)	(908)	-	(151,347)	(205,763)
Closing balance	-	(496,533)	(206,736)	(10,894)	(23,230)	(11,557)	(8,218)	(157,648)	(26,886)	(34,570)	-	(2,567,904)	(3,544,176)

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (3)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	(72)	(80)	(1)	-	-	(1)	-	-	-	-	-	(69)	(223)
Reclassifications	-	62,291	5,008	354	2,773	1,290	553	1,327	557	-	(224,945)	150,792	-
Other increases (decreases) (1)	-	14	(2)	(12)	-	-	15	-	93	-	275	4,473	4,856
Decreases for classification as held for sale (2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(72)	30,897	(2,572)	(417)	1,373	927	87	(8,811)	(513)	(908)	245,442	9,473	274,906
Closing balance	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225

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

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

(3) See note 21.5.

Notes to the Consolidated Financial Statements December 31, 2021

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

Notes to the Consolidated Financial Statements December 31, 2021

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

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”, (v) Provisions related to the investment plan and assets associated to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Financial Statements December 31, 2021

15.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

15.4	Cost of capitalized interest, property, plant and equipment

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

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Capitalized interest rate	4%	4%
Amount of interest cost capitalized	14,206	8,462

Notes to the Consolidated Financial Statements December 31, 2021

Note 16 Other current and non-current non-financial assets

As of December 31, 2021, and 2020, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Domestic Value Added Tax	26,356	18,107
Foreign Value Added Tax	14,395	7,785
Prepaid mining licenses	1,233	1,025
Prepaid insurance	20,443	10,307
Other prepayments	659	946
Refund of Value Added Tax to exporters	-	14,316
Other taxes	6,030	4,499
Other assets	754	414
Total	69,870	57,399

Other non-financial assets, non-current	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Exploration and evaluation expenses (1)	26,752	17,883
Guarantee deposits	622	731
Other assets	6,113	3,428
Total	33,487	22,042

(1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2021, and 2020:

Conciliation	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Opening balance	17,883	18,654	26,189
Change in assets for exploration and evaluation of mineral resources
Additions	8,071	-	-
Short term reclassifications	83	(526)	(1,311)
Increase (decrease) due to transfers and other charges	715	(245)	(6,224)
Total changes	8,869	(771)	(7,535)
Total	26,752	17,883	18,654

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statements December 31, 2021

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)
Not economically feasible
: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2021, and 2020 there were no disbursements for this concept.

(b)
Execution:
Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Chile	12,915	14,265
Total	12,915	14,265

Reconciliation of explorations in execution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	14,265	18,654
Disbursements	11,964	-
Reclassifications	(13,314)	(4,389)
Total changes	(1,350)	(4,389)
Total	12,915	14,265

(c)
Economically feasible
: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Economically feasible	Type of Exploration	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	18,154	10,872
Total		18,154	10,872

(1) The value presented for Chile is as of December 2021 for ThUS 5,622, corresponding to non-metallic exploration and evaluation and ThUS$ 12,367 associated with metallic exploration. In December 2020, the amounts of non-metallic exploration were ThUS$ 6,576 and metallic exploration were ThUS$ 4,296 Economically feasible metallic exploration is classified as advanced exploration.

Notes to the Consolidated Financial Statements December 31, 2021

Economically feasible metallic explorations are those classified as advanced exploration.

Economically feasible	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	10,872	10,009
Additions	8,071	-
Reclassifications from Exploration in execution – Chile	1,906	863
Reclassifications to Exploration in Exploitation-Chile	(2,695)	-
Total changes	7,282	863
Total	18,154	10,872

(d)
In Exploitation
: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation rec onciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	1,318	1,367
Amortization	(1,359)	(1,683)
Reclassifications	1,276	1,634
Total changes	(83)	(49)
Total	1,235	1,318

Long -Term Exploitation conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	7,011	8,645
Amortization	-	-
Reclassifications	1,587	(1,634)
Total changes	1,587	(1,634)
Total	8,598	7,011

Notes to the Consolidated Financial Statements December 31, 2021

Note 17	Employee benefits

17.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current
Profit sharing and bonuses	1,383	7,770
Performance bon u s and operational targets	25,392	1,326
Total	26,775	9,096
Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	27,099	32,199
Total	27,099	32,199

17.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 17.3.

c)	Obligations after employee retirement, described in Note 17.4.

d)	Retention bonuses for a group of Company executives, described in Note 17.6.

Notes to the Consolidated Financial Statements December 31, 2021

17.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded
.

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

Since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which do not generate obligations for the Company.

Reconciliation Changes in the benefit obligation	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Opening balance	9,864	9,586	8,657
cost of service	-	-	-
Interest cost	240	280	336
Actuarial loss	(135)	506	984
Benefits paid	(419)	(508)	(391)
Total benefit obligation (A)	9,550	9,864	9,586

Reconciliation Changes in plan assets	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the start of the year	12,888	8,754	8,404
Actual gains on plan assets	1,028	4,642	741
Benefits paid	(419)	(508)	(391)
Fair value of plan assets as of the year-end (B)	13,497	12,888	8,754
Net value (A – B)	3,947	3,025	(832)
Items not yet recognized as components of net periodic pension costs:
Net actuarial loss at the beginning of the year	192	(3,634)	(3,022)
Amortization during the year	-	326	242
Estimated net gain for the year	847	3,500	(854)
Movement to recognize minimum pension obligations	1,039	192	(3,634)

Cost of service or benefits received during the year	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Cost of service or benefits received during the year	-	-	-
Interest cost of benefit obligation	240	280	336
Actual gains on plan assets	1,028	4,642	741
Amortization of prior year losses	-	326	242
Net gains during the year	847	3,500	(854)
Net periodic pension costs	(76)	(31)	(33)

Notes to the Consolidated Financial Statements December 31, 2021

17.5	Staff severance indemnities

As of December 31, 2021, and 2020, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Opening balance	(32,199)	(27,814)	(28,233)
Current cost of service	(4,978)	(3,804)	(2,880)
Interest cost	(1,303)	(1,486)	(1,661)
Actuarial gain loss	3,999	(2,826)	(2,514)
Exchange rate difference	4,971	(1,513)	2,475
Benefits paid during the year	2,411	5,244	4,999
Total	(27,099)	(32,199)	(27,814)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019	Annual/Years
Mortality rate	RV - 2014	RV - 2014	RV - 2014
Actual annual interest rate	5.67%	3.65%	3.68%
Voluntary retirement rate:
Men	6.49%	6.49%	6.49%	Annual
Women	6.49%	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2021, and 2020, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2021	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237

Sensitivity analysis as of December 31, 2020	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,985)	2,234
Employee turnover rate	(261)	291

Sensitivity relates to an increase/decrease of 100 basis points.

17.6	Executive compensation plan

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

The compensation plan considers 29 Company executives, who are entitled to this benefit, provided that they stay with the Company until a given date, recognizing on an accrual basis: a) a 2021 bonus, which will be made effective by paying 146,708 shares distributed between the four quarters of 2021, and b) a 2022 bonus for 42,032 shares, which will be made effective the first quarter of 2023.

Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	the average price of SQM’s series B shares during the final quarter of 2022, subject to a limit of US$ 54 per share.

i ii )	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on September 30, 2020.

The plan that was in place on December 31, 2020 considered 177,905 and 188,740 shares, for 2021. The effects on the income statement are equivalent to an expense of ThUS$ 5,979 and ThUS$ 875 in the income statement for the periods ending December 3
1
, 2021 and 2020.

Shares exercised up to December 31, 2021 were 146,708.

Notes to the Consolidated Financial Statements December 31, 2021

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	As of December 31, 2021			As of December 31, 2020
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	48,518	1,223	49,741	8,905	1,260	10,165
Provision for dismantling, restoration and rehabilitation cost (2)	-	58,592	58,592	-	61,265	61,265
Other provisions (3)	269,148	1,223	270,371	95,261	92	95,353
Total	317,666	61,038	378,704	104,166	62,617	166,783

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 20.1).
(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.
(3) See Note 18.2.

Notes to the Consolidated Financial Statements December 31, 2021

18.2	Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Rent under Lease contract (1)	260,889	85,167
Provision for additional tax related to foreign loans	1,027	740
End of agreement bonus	2,792	8,159
Directors’ per diem allowance	3,938	698
Miscellaneous provisions	502	497
Total	269,148	95,261

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

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development
.

Notes to the Consolidated Financial Statements December 31, 2021

18.3	Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Tax withholdings	21,546	1,208
VAT payable	26,111	1,642
Guarantees received	746	2,636
Accrual for dividend	34,184	8,027
Monthly tax provisional payments	23,319	8,407
Deferred income	5,605	6,435
Withholdings from employees and salaries payable	5,587	5,017
Accrued vacations (1)	23,467	24,003
Other current liabilities	1,109	3,580
Total	141,674	60,955

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Financial Statements December 31, 2021

18.4	Changes in provisions

Description of items that gave rise to variations as of December 31, 2021	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	-	(56,959)	(65,358)
Increase(decrease) in foreign currency exchange	(37)	-	(35)	(72)
Others	-	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

Description of items that gave rise to variations as of December 31, 2020	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	62,922	30,974	60,685	154,581
Provision used	(67,685)	-	(59,939)	(127,624)
Increase(decrease) in foreign currency exchange	4	-	(2,486)	(2,482)
Others	-	(2,947)	-	(2,947)
Total Increase (decreases)	(4,759)	28,027	(1,740)	21,528
Total	10,165	61,265	95,353	166,783

Description of items that gave rise to variations as of December 31, 2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	4,111	-	150,314	154,425
Provision used	(4,049)	-	(147,532)	(151,581)
Increase(decrease) in foreign currency exchange	-	-	(24)	(24)
Others	-	4,416	-	4,416
Total Increase (decreases)	62	4,416	2,758	7,236
Total	14,924	33,238	97,093	145,255

Notes to the Consolidated Financial Statements December 31, 2021

Note 19	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

19.1	Capital management

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

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2021	As of December 31, 2020	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	204,692	1,074,020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.62	5.40	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	18.41%	7.79%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	1,185,453	579,765	Adjusted EBITDA	Profit (loss) + Depreciation and Amortization Expenses adjustments + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses by function – Finance income – Currency differences
EBITDA (ThUS$)	1,140,086	524,650	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	21.29%	9.83%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.06	0.50	Net Financial Debt on Equity	Net Financial Debt / Total Equity

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

19.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders' Meeting held in September 2020, as the result of dividing Net Financial Debt by the company's Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of December 31,
 2021 and 2020
this ratio was 0.06.
F-133

Notes to the Consolidated Financial Statements December 31, 2021

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2021 and 2020 are as follows.

Financial restrictions (member)
As of December 31, 2021	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.06	0.06	0.06	0.06
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
As of December 31, 2020	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	Debt/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.44
Indicator or ratio determined by the company	0.5	0.5	0.5	1.23
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

19.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

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

At December 31, 2021, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of December 31, 2021, the Company has placed share issues in the market as described in note 1.7:

	As of December 31, 2021		As of December 31, 2020
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,819,552	120,376,972
Number of shares owned by the Company or its subsidiaries or associates	648	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	342,636
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	120,376,972

Notes to the Consolidated Financial Statements December 31, 2021
19.4	Disclosures on reserves in Equity and non-controlling interests

As of December 31, 2021, and 2020, this caption comprises the following:

Disclosures on reserves in equity	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(7,913)	(11,569)	(25,745)
Reserve for cash flow hedges (2)	(34,025)	4,491	7,196
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(11,146)	6,872	(270)
Reserve for actuarial gains or losses in defined benefit plans (4)	(4,174)	(8,680)	(9,490)
Other reserves	13,103	16,318	14,086
Total	(44,155)	7,432	(14,223)

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

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Financial Statements December 31, 2021

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	(26,307)	7,971	-	(8,176)	1,292	(760)	(351)	11,332	(15,940)	941	(14,999)
Movement of reserves	562	1,908	(2,683)	(3,306)	700	1,152	(311)	2,754	3,070	(2,294)	776
Realclasification adjustments	-	-	-	-	-	-	-	-	-	-	-
Closing balance as of December 31, 2019	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Movement of reserves	(404)	(3,706)	1,001	955	(145)	9,784	(2,642)	2,537	9,166	(1,786)	7,380
Realclassification adjustment	14,580	-	-	-	-	-	-	(305)	14,275	-	14,275
Closing balance as of December 31, 2020	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(52,762)	14,246	4,648	(142)	(12,072)	3,818	134	(56,006)	17,922	(38,084)
Realclassification adjustment	(390)	-	-	-	-	-	-	(3,349)	(3,739)	-	(3,739)
Reclassification to retained earnings	-	-	-	-	-	(13,375)	3,611	-	(13,375)	3,611	(9,764)
Closing balance as of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)

(1) See details on reserves for foreign currency translation differences on conversion in Note 23, letter b).

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	455	455	455
Kore Potash PLC	-	3,414	2,754
Vitas Fzco.	(38)	(244)	-
Pavoni & C. Spa	7	-	-
Doktor Tarsa Tarim Sanayi AS	-	-	305
Others	(14)	-	-
Total	12,659	15,874	15,763
Other derivative reserves of the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121	-
Total Other reserves	13,103	16,318	14,086

Non-controlling interests
	% of interests in	Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary	the ownership held by non- controlling interests	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	769	910	8,382	8,189	577	1,238
Soquimich Comercial S.A.	39.36168%	5,926	2,976	26,665	32,078	11,831	8,880
Comercial Agrorama Ltda.	30.00000%	56	(45)	(596)	(775)	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	-	-	-
Agrorama S.A.	0.00000%	-	-	-	-	-	-
SQM Thailand Limited	0,00400%	-	-	-	1	-	-
Total		6,751	3,841	34,451	39,493	12,408	10,118

Notes to the Consolidated Financial Statements December 31, 2021
19.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2021

Company’s dividend policy for the 2021 business year was agreed upon by the Board of Directors on April 23, 2021. This dividend policy was amended on November 17, 2021, and establishes the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.85 times.

(ii)	80% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.95 times.

(iii)	60% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.05 times.

Notes to the Consolidated Financial Statements December 31, 2021

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2021 net income.

(b)	Distribute and pay two interim dividends during 2021, which will be charged to the final dividend indicated above against retained earnings reflected in the financial statements as of March 31, 2021 and June 30, 2021, by the percentage that corresponds according to the financial parameters expressed in (a) above.

On May 19, 2021 and August 18, 2021, the Board of Directors agreed to distribute and pay an interim dividend equivalent to US$ 0.23797 per share and US$ 0.31439 per share, respectively, out of the Company's earnings for 2021. These amounts were paid in Chilean peso equivalents at the official US dollar exchange rate on May 28, 2021 and September 1, 2021, respectively (the "Interim Dividends")

(c)	The Board of Directors will not distribute any other interim dividends out of 2021 earnings.

(d)	At the ordinary meeting to be held in 2022, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends and the Interim Dividends. In the event that the amount equivalent to the percentage of the 2021 distributable earnings as described in (a) above is equal to or less than the sum of the Potential Dividend and the Interim Dividends, then no additional amount will be distributed and the Interim Dividends will be deemed to be paid as a final dividend. In any case, the final dividend may not be less than the minimum legal dividend required by law or the bylaws.

(e)	Any remaining amount from the net profits from 2021 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

19.6	Interim and provisional dividends

On May 19, 2021, the Board of Directors agreed to pay a provisional dividend equivalent to US$ 0.23797 per share with a charge to Company earnings for 2021. Payment began on this provisional dividend on June 10, 2021.

On August 18, 2021, the Board of Directors agreed to pay a provisional dividend equivalent to US$ 0.31439 per share with a charge to Company earnings for 2021. Payment began on this provisional dividend on September 9, 2021.

On December 22, 2021, the Board of Directors agreed to pay an interim dividend equivalent to US$1.40037 per share out of the Company's retained earnings. This interim dividend was paid on December 30, 2021.

19.7	Potential and provisional dividends

Dividends discounted from equity from January to December 2021 and 2020 were the following:

Dividends	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	-	556	882
Ajay SQM Chile S.A Payable Dividend	577	682	-
Soquimich Comercial S.A. Special Dividend	5,904	5,904	3,936
Soquimich Comercial S.A. Payable Dividend	5,927	2,976	1,999
Non-controlling interests	12,408	10,118	6,817
Interim dividend	157,774	44,986	211,224
Special dividend	399,998	100,000	-
Dividends payable	27,681	4,369	66,891
Owners of the Parent	585,453	149,355	278,115
Dividends discounted from equity for the period	597,861	159,473	284,932

Note 20	Contingencies and restrictions

In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

20.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, for an approximate amount of US$ 30 million. On January 27, 2022, a judgment was issued against SQM NA for MUS$ 48.1, which has been appealed. The Company has recorded a charge of MUS$ 48.1 before taxes to the income statement for the year ended December 3
1
, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately MUS$ 1.2. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to MUS$ 3. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzlay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 20.4.

Notes to the Consolidated Financial Statements December 31, 2021

(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to MUS$ 1.2.

(i)	The company Arrigoni Ingeniería y Construcción S.A. filed a claim in November 2019 against SQM Salar in arbitration court under CAM rules, requesting the conclusion of the Works Contract known as “Expansion of Lithium Carbonate Plant Phase II.” The trial is currently in the evidence stage. The amount of the claim is close to MUS$ 14.6.

(j)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The process is in its evidence stage. The counterclaims filed against the Company amount to MUS$ 46.

(k)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration as established in article 136 of the Water Code, and its resolution is currently pending.

(l)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence gathering stage. The cost of arbitration is valued at approximately ThUS$ 377.

(m)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal.

(n)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. The lawsuit has been notified to the arbitrator.

(o)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is still in the discussion stage. The amount of the lawsuit is approximately ThUS$ 542.

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

Notes to the Consolidated Financial Statements December 31, 2021

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately MUS$ 1.05.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

20.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

20.3	Tax Contingencies

SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 90.4 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated
Statement of Financial Position
of the Company as of December 3
1
, 2021 and 2020.

The non-current tax assets presented in the Company’s Financial Statements as of December 31, 2021 of US$ 90.4 million, correspond to the three claims in the recently mentioned dispute. This amount can be broken down as follows: overcharged amount of US$ 18.9 million; potential specific tax for lithium amounting to US$ 48.6 million (minus effect on first category income tax) and interests associated with this tax for US$ 22.8 million.

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$
6.3
million correspond to interest and associated fines. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case is currently in the Santiago Court of Appeals.

(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.5 million correspond to interest and fines. On November 28, 2018, the Third Tax and Customs Court rejected the corresponding claim, and the case is currently in the Santiago Court of Appeals.

Notes to the Consolidated Financial Statements December 31, 2021
(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.7 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. This case is under deliberation.

The SII has not issued an assessment claiming differences in the specific tax on mining activities filed for tax years 2019 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 79.8 million (minus effect on first category income tax) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

20.4	Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

20.5	Contingencies associated with conflicts between shareholders of the Abu Dhabi Fertilizer Industries Company

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

20.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2021, the guarantee amounts to ThUS$ 622.
F-141

Notes to the Consolidated Financial Statements December 31, 2021

20.7	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 8,866 and ThUS$ 10,114 on December 31, 2021 and 2020 respectively; which is detailed as follows:

Grantor	Relationship	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	4,735	5,626
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	592	703
Johannes Epple Davanzo	Unrelated Third party	264	314
Hortofrutícola La Serena	Unrelated Third party	272	303
Com. Serv Johannes Epple Davanz	Unrelated Third party	343	408
Juan Luis Gaete Chesta	Unrelated Third party	160	190
Arena Fertilizantes y Semillas	Unrelated Third party	178	211
Vicente Oyarce Castro	Unrelated Third party	205	229
Bernardo Guzmán Schmidt	Unrelated Third party	117	130
Total		8,866	10,114

20.8	Indirect guarantees

As of December 31, 2021, there are no indirect guarantees.

Notes to the Consolidated Financial Statements December 31, 2021

Note 21	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

21.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended December 31, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	136,523	1,538	901	50,573	4,125	25,988	219,648
Latin America and the Caribbean	88,990	10,198	4,905	214,304	7,367	523	326,287
Europe	179,744	173,329	75,674	33,948	18,662	1,408	482,765
North America	314,895	102,746	50,349	57,682	29,860	2,470	558,002
Asia and Others	188,663	150,120	804,292	60,085	71,997	456	1,275,613
Total	908,815	437,931	936,121	416,592	132,011	30,845	2,862,315

For the year ended as of December 31, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	100,353	1,234	399	23,963	4,059	23,737	153,745
Latin America and the Caribbean	69,535	10,843	1,597	72,697	4,951	367	159,990
Europa	145,896	142,161	49,719	30,029	11,585	735	380,125
North America	246,737	90,292	25,558	39,432	23,963	1,588	427,570
Asia and Others	139,167	90,127	306,100	43,173	116,050	1,144	695,761
Total	701,688	334,657	383,373	209,294	160,608	27,571	1,817,191

For the year ended as of December 31, 2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,975	1,064	599	27,371	39,512	33,336	211,857
Latin America and the Caribbean	78,872	7,972	3,593	64,868	6,354	269	161,928
Europa	149,992	123,525	76,250	27,973	15,289	735	393,764
North America	243,399	90,070	45,810	43,312	27,798	883	451,272
Asia and Others	141,682	148,389	379,462	48,627	5,922	752	724,834
Total	723,920	371,020	505,714	212,151	94,875	35,975	1,943,655

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Main product and service lines:

	For the period from January to December of the year
Products and Services	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	908,815	701,688	723,920
- Sodium Nitrates	24,829	18,291	20,679
- Potassium nitrate and sodium potassium nitrate	539,336	424,041	457,477
- Specialty Blends	234,369	163,033	153,739
- Other specialty fertilizers	110,281	96,323	92,025
Iodine and derivatives	437,931	334,657	371,020
Lithium and derivatives	936,121	383,373	505,714
Potassium	416,592	209,294	212,151
Industrial chemicals	132,011	160,608	94,875
Other	30,845	27,571	35,975
- Services	3,428	3,241	3,410
- Income from property leases	1,531	1,457	1,438
- Income from subleases on right-of-use assets	146	176	261
- Commodities	12,468	11,938	16,176
- Other ordinary income of Commercial Offices	13,272	10,759	14,690
Total	2,862,315	1,817,191	1,943,655

Notes to the Consolidated Financial Statements December 31, 2021

21.2	Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January to December of the year
Nature of expense	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(345,356)	(287,877)	(271,912)
Classes of employee benefit expenses	(211,771)	(178,956)	(178,493)
Depreciation expense	(195,678)	(182,314)	(189,587)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,963)	(5,814)	(5,450)
Amortization expense	(9,737)	(12,938)	(6,015)
Investment plan expenses	(15,059)	(14,286)	(18,367)
Provision for materials, spare parts and supplies	(505)	640	(7,500)
Contractors	(157,571)	(142,017)	(120,750)
Operating leases	(67,106)	(57,461)	(48,499)
Mining concessions	(7,325)	(6,645)	(7,856)
Operational transportation	(76,003)	(68,730)	(56,376)
Freight / product transportation costs	(77,353)	(52,156)	(46,264)
Purchase of products from third parties	(329,464)	(260,089)	(268,581)
Insurance	(21,869)	(17,657)	(16,968)
CORFO rights and other agreements	(247,604)	(74,418)	(143,861)
Export costs	(99,212)	(88,176)	(71,056)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,313)	(1,117)	(1,037)
Variation in gross inventory	85,709	102,446	52,557
Variation in inventory provision	5,038	7,244	17,107
Other	5,934	6,000	5,305
Total	(1,772,208)	(1,334,321)	(1,383,603)

Notes to the Consolidated Financial Statements December 31, 2021

21.3	Other income

	For the period from January to December of the year
Other income	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	896	665	676
Fines charged to suppliers	83	267	483
Taxes recovered	287	1,487	457
Amounts recovered from insurance	1,811	14,861	492
Overestimate of provisions for third-party obligations	293	118	983
Sale of assets classified as properties, plant and equipment	1,923	1,626	2,422
Sale of mining rights	8,796	5,852	5,298
Easements, pipelines and roads	4,949	1,619	7,204
Refunds for mining patents and notarial expenses	198	85	203
Others	316	313	-
Total	19,552	26,893	18,218

21.4	Administrative expenses

	For the period from January to December of the year
Administrative expenses	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(60,552)	(55,152)	(60,255)
Marketing costs	(2,415)	(2,377)	(3,911)
Amortization expenses	(118)	(91)	(5)
Entertainment expenses	(4,906)	(4,858)	(5,783)
Advisory services	(17,332)	(13,880)	(13,862)
Lease of buildings and facilities	(3,478)	(3,111)	(3,653)
Insurance	(3,901)	(3,478)	(2,553)
Office expenses	(6,363)	(6,204)	(7,327)
Contractors	(5,106)	(5,079)	(4,874)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,743)	(2,617)	(2,501)
Other expenses	(11,979)	(10,170)	(12,456)
Total	(118,893)	(107,017)	(117,180)

Notes to the Consolidated Financial Statements December 31, 2021

21.5	Other expenses

For the period from January to December of the year
Other expenses	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	(138)	(136)
Subtotal	-	(138)	(136)
Impairment (losses) /reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(5,582)	(9,563)	(49)
Intangible assets other than goodwill	(478)	(1,941)	(913)
Goodwill	-	(140)	(140)
Non-current assets and disposal groups held for sale	-	-	-
Subtotal	(6,060)	(11,644)	(1,102)
Other expenses, by nature
Legal expenses	(42,253)	(69,965)	(9,277)
VAT and other unrecoverable taxes	(1,015)	(626)	(613)
Fines paid	(882)	(314)	(145)
Investment plan expenses	1	(768)	(1,693)
Exploration expenses	-	(5,262)	(5,537)
Contributions and donations	(9,321)	(8,793)	(5,026)
Other operating expenses	(1,075)	(2,102)	(2,466)
Subtotal	(54,545)	(87,830)	(24,757)
Total	(60,605)	(99,612)	(25,995)

21.6	Other (losses) income

	For the period from January to December of the year
Other (losses) income	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(198)	(48)	(985)
Sale of investments in associates	-	(11,830)	-
Impairment of interests in associates	(2,009)	7,235	631
Sale of investments in joint ventures	-	(481)	-
Others	(431)	(189)	(29)
Total	(2,638)	(5,313)	(383)

Notes to the Consolidated Financial Statements December 31, 2021
21.7	(Impairment) /reversal of value of financial assets impairment losses

	For the period from January to December of the year
Description	2021	2020	2019
	ThUS$	ThUS$	ThUS$
(Impairment) /reversal of value of financial assets impairment losses (See Note 12.2)	(235)	4,684	(1,057)
Totals	(235)	4,684	(1,057)

21.8	Summary of expenses by nature

The following summary considers notes 21.2, 21.4 and 21.5

	For the period from January to December of the year
Expenses by nature	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(345,356)	(287,877)	(271,912)
Employee Benefit Expenses	(272,323)	(234,108)	(238,748)
Depreciation expense	(195,678)	(182,452)	(189,723)
Depreciation of right-of-use Assets	(8,706)	(8,431)	(7,951)
Impairment of properties, plant and equipment, intangible and Goodwill	(6,060)	(11,644)	(1,102)
Amortization expense	(9,855)	(13,029)	(6,020)
Legal expenses	(42,253)	(69,965)	(9,277)
Investment plan expenses	(15,058)	(15,054)	(20,060)
Exploration expenses	-	(5,262)	(5,237)
Provision for materials, spare parts and supplies	(505)	640	(7,500)
Contractors	(162,677)	(147,096)	(125,624)
Operational leases	(70,584)	(60,572)	(52,152)
Mining concessions	(7,325)	(6,645)	(7,856)
Operational transportation	(76,003)	(68,730)	(56,376)
Freight and product transportation costs	(77,353)	(52,156)	(46,264)
Purchase of products from third parties	(329,464)	(260,089)	(268,581)
CORFO rights y other agreements	(247,604)	(74,418)	(143,861)
Export costs	(99,212)	(88,176)	(71,056)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,313)	(1,117)	(1,037)
Insurance	(25,770)	(21,135)	(19,521)
Consultant and advisor services	(17,332)	(13,880)	(13,862)
Variation in gross inventory	85,709	102,446	52,557
Variation in inventory provision	5,038	7,244	17,107
Other expenses	(32,022)	(29,444)	(32,422)
Total expenses by nature	(1,951,706)	(1,540,950)	(1,526,478)

Notes to the Consolidated Financial Statements December 31, 2021

21.9	Finance expenses

	For the period from January to December of the year
Finance expenses	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,664)	(2,797)	(2,133)
Interest expense from bonds	(90,859)	(87,030)	(72,984)
Interest expense from loans	(1,135)	(1,598)	(2,682)
Reversal of capitalized interest expenses	14,206	8,462	7,841
Financial expenses for restoration and rehabilitation provisions	(1,259)	2,947	(4,417)
Interest on lease agreement	(1,587)	(1,133)	(1,535)
Interest and bank charges	(1,328)	(1,050)	(1,029)
Total	(84,626)	(82,199)	(76,939)

21.10	Finance income

	For the period from January to December of the year
Finance income	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Interest from term deposits	3,635	10,260	15,345
Interest from marketable securities	68	2,147	6,765
Interest from maintenance of minimum bank balance in current account	2	18	-
Other finance income	107	259	4,130
Other finance interests	856	1,031	49
Total	4,668	13,715	26,289

Notes to the Consolidated Financial Statements December 31, 2021
Note 22	Reportable segments

22.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 22.2).

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
F-150

Notes to the Consolidated Financial Statements December 31, 2021
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

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

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

Notes to the Consolidated Financial Statements December 31, 2021

22.2	Reportable segment disclosures:

Operating segment items as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	(1,772,208)	(1,772,208)	-	(1,772,208)
Administrative expenses	-	-	-	-	-	-	-	-	(118,893)	(118,893)
Finance expense	-	-	-	-	-	-	-	-	(84,626)	(84,626)
Depreciation and amortization expense	(58,808)	(41,215)	(65,014)	(13,743)	(35,290)	(169)	(214,239)	(214,239)	-	(214,239)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	11,132	11,132
Income before taxes	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	-	-	(249,016)	(249,016)
Net income (loss)	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(497,902)	592,205
Assets	-	-	-	-	-	-	-	-	7,044,297	7,044,297
Equity-accounted investees	-	-	-	-	-	-	-	-	39,824	39,824
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	152,663	152,663
Other Liabilities	-	-	-	-	-	-	-	-	3,828,326	3,828,326
Impairment loss of financial assets recognized in profit or loss							-		(235)	(235)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(6,060)	(6,060)
Cash flows from operating activities	-	-	-	-	-	-	-	-	822,520	822,520
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(1,006,943)	(1,006,943)
Cash flows from financing activities	-	-	-	-	-	-	-	-	1,206,485	1,206,485

Notes to the Consolidated Financial Statements December 31, 2021

Operating segment items as of December 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Costs of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	(1,334,321)	(1,334,321)	-	(1,334,321)
Administrative expenses	-	-	-	-	-	-	-	-	(107,017)	(107,017)
Finance expense	-	-	-	-	-	-	-	-	(82,199)	(82,199)
Depreciation and amortization expense	(55,335)	(40,687)	(56,092)	(14,136)	(34,570)	(3,092)	(203,912)	(203,912)	-	(203,912)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	8,940	8,940
Income before taxes	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	-	-	(70,179)	(70,179)
Net income (loss)	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(314,511)	168,359
Assets	-	-	-	-	-	-	-	-	4,818,463	4,818,463
Equity-accounted investees	-	-	-	-	-	-	-	-	85,993	85,993
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	358,009	358,009
Other Liabilities	-	-	-	-	-	-	-	-	2,655,885	2,655,885
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	4,684	4,684
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(11,644)	(11,644)
Cash flows from operating activities	-	-	-	-	-	-	-	-	182,234	182,234
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(167,091)	(167,091)
Cash flows from financing activities	-	-	-	-	-	-	-	-	(94,132)	(94,132)

Notes to the Consolidated Financial Statements December 31, 2021

Operating segment items as of December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	723,920	371,020	505,714	94,875	212,151	35,975	1,943,655	1,943,655	-	1,943,655
Costs of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	(1,383,603)	(1,383,603)	-	(1,383,603)
Administrative expenses	-	-	-	-	-	-	-	-	(117,180)	(117,180)
Finance expense	-	-	-	-	-	-	-	-	(76,939)	(76,939)
Depreciation and amortization expense	(67,700)	(43,336)	(45,238)	(6,854)	(37,691)	(532)	(201,351)	(201,351)	-	(201,351)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	9,786	9,786
Income before taxes	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(169,430)	390,622
Income tax expense	-	-	-	-	-	-	-	-	(110,019)	(110,019)
Net income (loss)	150,112	140,552	199,464	31,285	35,952	2,687	560,052	560,052	(279,449)	280,603
Assets	-	-	-	-	-	-	-	-	4,684,151	4,684,151
Equity-accounted investees	-	-	-	-	-	-	-	-	109,435	109,435
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	110,021	110,021
Other Liabilities	-	-	-	-	-	-	-	-	2,549,679	2,549,679
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(1,057)	(1,057)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(1,102)	(1,102)
Cash flows from operating activities	-	-	-	-	-	-	-	-	426,971	426,971
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(485,471)	(485,471)
Cash flows from financing activities	-	-	-	-	-	-	-	-	105,896	105,896

Notes to the Consolidated Financial Statements December 31, 2021
22.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	-	(1,772,208)
Gross profit	261,885	197,590	441,327	22,944	163,467	2,894	-	1,090,107
Other incomes by function	-	-	-	-	-	-	19,552	19,552
Administrative expenses	-	-	-	-	-	-	(118,893)	(118,893)
Other expenses by function	-	-	-	-	-	-	(60,605)	(60,605)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(235)	(235)
Other losses	-	-	-	-	-	-	(2,638)	(2,638)
Financial income	-	-	-	-	-	-	4,668	4,668
Financial costs	-	-	-	-	-	-	(84,626)	(84,626)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	11,132	11,132
Exchange differences	-	-	-	-	-	-	(17,241)	(17,241)
Profit (loss) before taxes	261,885	197,590	441,327	22,944	163,467	2,894	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	(249,016)	(249,016)
Profit (loss) net	261,885	197,590	441,327	22,944	163,467	2,894	(497,902)	592,205

Notes to the Consolidated Financial Statements December 31, 2021
Items in the statement of comprehensive income as of December 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	-	1,817,191
Cost of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	-	(1,334,321)
Gross profit	163,887	166,158	86,325	41,516	22,275	2,709	-	482,870
Other incomes by function	-	-	-	-	-	-	26,893	26,893
Administrative expenses	-	-	-	-	-	-	(107,017)	(107,017)
Other expenses by function	-	-	-	-	-	-	(99,612)	(99,612)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	4,684	4,684
Other losses	-	-	-	-	-	-	(5,313)	(5,313)
Financial income	-	-	-	-	-	-	13,715	13,715
Financial costs	-	-	-	-	-	-	(82,199)	(82,199)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	8,940	8,940
Exchange differences	-	-	-	-	-	-	(4,423)	(4,423)
Profit (loss) before taxes	163,887	166,158	86,325	41,516	22,275	2,709	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	(70,179)	(70,179)
Profit (loss) from continuing operations	163,887	166,158	86,325	41,516	22,275	2,709	(314,511)	168,359

Notes to the Consolidated Financial Statements December 31, 2021

Items in the statement of comprehensive income as of December 31, 2019	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	723,920	371,020	505,714	94,875	212,151	35,975	-	1,943,655
Cost of sales	(573,808)	(230,468)	(306,250)	(63,590)	(176,199)	(33,288)	-	(1,383,603)
Gross profit	150,112	140,552	199,464	31,285	35,952	2,687	-	560,052
Other incomes by function	-	-	-	-	-	-	18,218	18,218
Administrative expenses	-	-	-	-	-	-	(117,180)	(117,180)
Other expenses by function	-	-	-	-	-	-	(25,995)	(25,995)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(1,057)	(1,057)
Other losses	-	-	-	-	-	-	(383)	(383)
Financial income	-	-	-	-	-	-	26,289	26,289
Financial costs	-	-	-	-	-	-	(76,939)	(76,939)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,786	9,786
Exchange differences	-	-	-	-	-	-	(2,169)	(2,169)
Profit (loss) before taxes	150,112	140,552	199,464	31,285	35,952	2,687	(169,430)	390,622
Income tax expense	-	-	-	-	-	-	(110,019)	(110,019)
Profit (loss) from continuing operations	150,112	140,552	199,464	31,285	35,952	2,687	(279,449)	280,603

Notes to the Consolidated Financial Statements December 31, 2021

22.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

22.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.
F-158

Notes to the Consolidated Financial Statements December 31, 2021
22.6	Segments by geographical areas

Items as of December 31, 2021	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	219,648	326,287	482,765	558,002	1,275,613	2,862,315
Investment accounted for under the equity method	-	-	15,242	15,899	8,683	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	-	-	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	1,337	47,195	28,713	289,729	2,352,398

Items as of December 31, 2020	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	153,745	159,990	380,126	427,572	695,758	1,817,191
Investment accounted for under the equity method	-	-	41,273	14,468	30,252	85,993
Intangible assets other than goodwill	95,934	565	825	2,274	78,809	178,407
Goodwill	23,065	-	18,901	-	-	41,966
Property, plant and equipment, net	1,667,824	642	12,592	3,494	52,767	1,737,319
Right-of-use assets	23,461	2,298	2,428	1,776	61	30,024
Other non-current assets	19,377	17	7	2,641	-	22,042
Non-current assets	1,829,661	3,522	76,026	24,653	161,889	2,095,751
F-159

Notes to the Consolidated Financial Statements December 31, 2021
Items as of December 31, 2019	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	211,857	161,928	393,764	451,272	724,834	1,943,655
Investment accounted for under the equity method	-	-	42,243	14,669	52,523	109,435
Intangible assets other than goodwill	106,910	420	1,397	2,683	76,948	188,358
Goodwill	23,205	-	11,521	-	-	34,726
Property, plant and equipment, net	1,526,919	513	3,424	6,250	32,800	1,569,906
Right-of-use assets	29,427	2,734	2,817	2,083	103	37,164
Other non-current assets	20,321	28	4	(624)	-	19,729
Non-current assets	1,706,782	3,695	61,406	25,061	162,374	1,959,318

Notes to the Consolidated Financial Statements December 31, 2021
Note 23	Effect of fluctuations in foreign currency exchange rates

(a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and other comprehensive income	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(17,241)	(4,423)	(2,169)
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity	3,656	14,176	562
Conversion foreign exchange reserves attributable to the non-controlling entity	584	(176)	225
Total	4,240	14,000	787

(b)	Reserves for foreign currency exchange differences:

As of December 31, 2021, and 2020, are detailed as follows:

Details	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)	(9)
Proinsa Ltda.	(10)	(10)	(10)
Comercial Agrorama Ltda.	155	(19)	33
Isapre Norte Grande Ltda.	(121)	(14)	(44)
Almacenes y Depósitos Ltda.	305	211	142
Sacal S.A.	(3)	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(36)	(13)	(19)
Agrorama S.A.	628	92	231
Doktor Tarsa	-	-	(13,811)
SQM Vitas Fzco	(4,165)	(3,736)	(2,267)
Doctochem	-	-	7
SQM Eastmed Turkey	-	-	(155)
Ajay Europe	(1,413)	(693)	(1,449)
Coromandel SQM India	-	-	(431)
SQM Italia SRL	-	-	(236)
SQM Oceanía Pty Ltd.	(579)	(579)	(634)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	372	372
SQM Holland B.V.	99	99	(197)
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe	(1,983)	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,732)	(4,052)	(4,035)
Pavoni & C. Spa	(153)	164	(185)
Terra Tarsa BV	-	-	116
Plantacote NV	-	-	(16)
Doktolab Tarim Arastirma San.	-	-	(54)
Kore Potash PLC (a)	-	(2,128)	(1,754)
SQM Colombia S.A.S.	(80)	(80)	(166)
Total	(7,913)	(11,569)	(25,745)

Notes to the Consolidated Financial Statements December 31, 2021

(c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(d)	Reasons to use one presentation currency and a different functional currency

-	A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-	The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Financial Statements December 31, 2021
Note 24	Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of Asset	Currency	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,377,983	454,402
Cash and cash equivalents	CLP	4,416	7,190
Cash and cash equivalents	CNY	30,102	11,597
Cash and cash equivalents	EUR	14,374	17,144
Cash and cash equivalents	GBP	1	19
Cash and cash equivalents	AUD	72,107	1,411
Cash and cash equivalents	INR	-	6
Cash and cash equivalents	MXN	1,827	1,378
Cash and cash equivalents	PEN	6	3
Cash and cash equivalents	AED	1	-
Cash and cash equivalents	JPY	1,182	1,646
Cash and cash equivalents	ZAR	13,048	14,286
Cash and cash equivalents	KRW	-	16
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,515,051	509,102
Other current financial assets	USD	668,360	145,893
Other current financial assets	BRL	48	-
Other current financial assets	CLP	250,641	202,176
Subtotal other current financial assets		919,049	348,069
Other current non-financial assets	USD	18,486	20,645
Other current non-financial assets	AUD	11,066	224
Other current non-financial assets	CLF	150	53
Other current non-financial assets	CLP	27,536	27,837
Other current non-financial assets	CNY	5,213	1,661
Other current non-financial assets	EUR	1,050	1,531
Other current non-financial assets	COP	153	70
Other current non-financial assets	MXN	6,092	4,488
Other current non-financial assets	THB	8	70
Other current non-financial assets	JPY	73	157
Other current non-financial assets	ZAR	42	646
Other current non-financial assets	SEK	1	17
Subtotal other non-financial current assets		69,870	57,399
Trade and other receivables	USD	400,753	230,214
Trade and other receivables	PEN	-	1
Trade and other receivables	BRL	21	23
Trade and other receivables	CLF	459	545
Trade and other receivables	CLP	43,496	47,133
Trade and other receivables	CNY	108,822	22,882
Trade and other receivables	EUR	35,514	22,868
Trade and other receivables	GBP	46	682
Trade and other receivables	MXN	237	355
Trade and other receivables	AED	1,888	533
Trade and other receivables	THB	-	1,167
Trade and other receivables	JPY	36,000	23,010
Trade and other receivables	AUD	1,214	589
Trade and other receivables	ZAR	23,568	12,504
Trade and other receivables	COP	2,055	2,675
Trade and other receivables	SEK	-	25
Subtotal trade and other receivables		654,073	365,206
Receivables from related parties	USD	83,088	61,379
Receivables from related parties	EUR	1,150	1,222
Receivables from related parties	AUD	1,914	-
Subtotal receivables from related parties		86,152	62,601

Notes to the Consolidated Financial Statements December 31, 2021

Class of assets	Currency	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current inventories	USD	1,183,776	1,093,028
Subtotal Current Inventories		1,183,776	1,093,028
Current tax assets	USD	154,709	128,529
Current tax assets	BRL	1	-
Current tax assets	CLP	1,727	3,015
Current tax assets	EUR	171	218
Current tax assets	MXN	31	-
Current tax assets	PEN	3	4
Current tax assets	ZAR	13	26
Current tax assets	COP	887	417
Current tax assets	THB	-	15
Subtotal current tax assets		157,542	132,224
Non-current assets or groups of assets classified as held for sale	USD	582	1,629
Subtotal Non-current assets or groups of assets classified as held for sale		582	1,629
Total current assets		4,586,095	2,569,258
Other non-current financial assets	USD	9,180	51,828
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	68	77
Subtotal Other non-current financial assets		9,268	51,925
Other non-current non-financial assets	USD	30,906	21,236
Other non-current non-financial assets	BRL	16	17
Other non-current non-financial assets	KRW	12	-
Other non-current non-financial assets	EUR	6	7
Other non-current non-financial assets	CLP	670	782
Other non-current non-financial assets	AUD	1,877	-
Subtotal Other non-current non-financial assets		33,487	22,042
Other receivables, non-current	USD	5,239	10,061
Other receivables, non-current	CLF	86	152
Other receivables, non-current	MXN	26	102
Other receivables, non-current	CLP	821	850
Subtotal Other receivables, non-current		6,172	11,165
Investments classified using the equity method of accounting	USD	20,526	23,417
Investments classified using the equity method of accounting	TRY	-	792
Investments classified using the equity method of accounting	AED	7,879	47,774
Investments classified using the equity method of accounting	EUR	11,419	11,082
Investments classified using the equity method of accounting	INR	-	1,304
Investments classified using the equity method of accounting	THB	-	1,624
Subtotal Investments classified using the equity method of accounting		39,824	85,993
Intangible assets other than goodwill	USD	172,399	176,282
Intangible assets other than goodwill	MXN	-	1,025
Intangible assets other than goodwill	CLP	124	182
Intangible assets other than goodwill	EUR	6,963	696
Intangible assets other than goodwill	CNY	145	222
Intangible assets other than goodwill	KRW	27	-
Subtotal intangible assets other than goodwill		179,658	178,407
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	EUR	158	7,528
Subtotal Purchases goodwill, gross		34,596	41,966
Property, plant and equipment	USD	1,990,120	1,719,358
Property, plant and equipment	CLP	3,180	3,237
Property, plant and equipment	EUR	9,972	10,954
Property, plant and equipment	AED	6,008	923
Property, plant and equipment	BRL	111	111
Property, plant and equipment	MXN	2,620	2,494
Property, plant and equipment	COP	105	120
Property, plant and equipment	KRW	109	122
Subtotal property, plant and equipment		2,012,225	1,737,319
Right-of-use assets	USD	31,360	25,238
Right-of-use assets	EUR	2,040	2,428
Right-of-use assets	AED	17,346	60
Right-of-use assets	MXN	1,862	2,298
Subtotal Right-of-use assets		52,608	30,024
Non-current tax assets	USD	90,364	90,364
Subtotal non-current tax assets		90,364	90,364
Total non-current assets		2,458,202	2,249,205
Total assets		7,044,297	4,818,463

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2021			As of December 31, 2020
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	28,519	4,234	32,753	43,218	4,676	47,894
Other current financial liabilities	CLF	18,259	293	18,552	20,732	329	21,061
Subtotal other current financial liabilities		46,778	4,527	51,305	63,950	5,005	68,955
Lease liabilities, current	USD	-	4,465	4,465	-	4,750	4,750
Lease liabilities, current	CLF	-	2,263	2,263	-	-	-
Lease liabilities, current	MXN	-	434	434	-	416	416
Lease liabilities, current	EUR	-	382	382	-	362	362
Subtotal Lease liabilities, current	-	-	7,704	7,704	-	5,528	5,528
Trade and other payables	USD	98,918	76	98,994	83,425	-	83,425
Trade and other payables	CLF	1,330	-	1,330	123	-	123
Trade and other payables	BRL	5	-	5	9	-	9
Trade and other payables	THB	2	-	2	30	-	30
Trade and other payables	CLP	115,504	-	115,504	73,857	-	73,857
Trade and other payables	CNY	3,198	-	3,198	1,323	-	1,323
Trade and other payables	EUR	41,242	984	42,226	40,280	-	40,280
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	881	-	881	584	-	584
Trade and other payables	PEN	1	-	1	5	-	5
Trade and other payables	AUD	15,876	-	15,876	2,935	-	2,935
Trade and other payables	ZAR	1,288	-	1,288	1,168	-	1,168
Trade and other payables	JPY	99	-	99	-	-	-
Trade and other payables	COP	227	-	227	175	-	175
Subtotal trade and other payables		278,590	1,060	279,650	203,933	-	203,933
Trade payables due to related parties, current	USD	-	-	-	-	282	282
Trade payables due to related parties, current	AUD	-	-	-	324	-	324
Subtotal Trade payables due to related parties, current	-	-	-	324	282	606
Other current provisions	USD	54,134	263,332	317,466	103,252	698	103,950
Other current provisions	CLP	200	-	200	216	-	216
Subtotal other current provisions		54,334	263,332	317,666	103,468	698	104,166

Notes to the Consolidated Financial Statements December 31, 2021
		As of December 31, 2021			As of December 31, 2020
Class of liability	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	159,535	159,535	-	20,981	20,981
Current tax liabilities	CLP	-	12	12	-	61	61
Current tax liabilities	EUR	-	5,547	5,547	-	642	642
Current tax liabilities	MXN	-	1,841	1,841	-	959	959
Subtotal current tax liabilities		-	166,935	166,935	-	22,643	22,643
Provisions for employee benefits, current	USD	14,341	11,776	26,117	2,981	6,011	8,992
Provisions for employee benefits, current	AUD	-	272	272	58	-	58
Provisions for employee benefits, current	CLP	-	-	-	3	-	3
Provisions for employee benefits, current	EUR	214	-	214	-	-	-
Provisions for employee benefits, current	MXN	172	-	172	43	-	43
Subtotal Provisions for employee benefits, current		14,727	12,048	26,775	3,085	6,011	9,096
Other current non-financial liabilities	USD	99,643	8,593	108,236	51,995	397	52,392
Other current non-financial liabilities	BRL	1	-	1	2	-	2
Other current non-financial liabilities	CLP	6,342	2,941	9,283	6,264	792	7,056
Other current non-financial liabilities	CNY	20,736	-	20,736	60	-	60
Other current non-financial liabilities	EUR	1,281	423	1,704	913	119	1,032
Other current non-financial liabilities	MXN	562	-	562	121	53	174
Other current non-financial liabilities	JPY	32	-	32	52	-	52
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	COP	-	157	157	-	-	-
Other current non-financial liabilities	ARS	47	-	47	-	117	117
Other current non-financial liabilities	ZAR	846	-	846	-	-	-
Subtotal other current non-financial liabilities		129,560	12,114	141,674	59,477	1,478	60,955
Total current liabilities		523,989	467,720	991,709	434,237	41,645	475,882

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2021
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	369,446	72,900	249,097	-	1,523,473	2,214,916
Other non-current financial liabilities	CLF	-	-	-	-	372,816	372,816
Subtotal Other non-current financial liabilities		369,446	72,900	249,097	-	1,896,289	2,587,732
Non-current lease liabilities	USD	-	6,695	-	23,714	-	29,869
Non-current lease liabilities	UF	-	-	-	13,313	-	13,313
Non-current lease liabilities	MXN	-	-	-	1,530	-	1,530
Non-current lease liabilities	JPY	-	-	-	1,807	-	1,807
Subtotal non-current lease liabilities		-	6,695	-	39,824	-	46,519
Non-current Trade and other payables	USD	-	3,813	-	-	-	3,813
Subtotal Non-current Trade and other payables		-	3,813	-	-	-	3,813
Other non-current provisions	USD	-	4,257	-	31,017	25,764	61,038
Subtotal Other non-current provisions		-	4,257	-	31,017	25,764	61,038
Deferred tax liabilities	USD	-	919	-	-	109,497	110,416
Subtotal Deferred tax liabilities		-	919	-	-	109,497	110,416
Provisions for employee benefits, non-current	USD	26,710	-	-	-	-	26,710
Provisions for employee benefits, non-current	CLP	389	-	-	-	-	389
Subtotal Provisions for employee benefits, non-current		27,099	-	-	-	-	27,099
Total non-current liabilities		396,545	88,584	249,097	70,841	2,031,550	2,836,617
Total liabilities							3,828,326

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2020
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	312,730	69,376	248,664	838,399	1,469,169
Other non-current financial liabilities	CLF	-	-	-	-	430,344	430,344
Subtotal Other non-current financial liabilities		-	312,730	69,376	248,664	1,268,743	1,899,513
Non-current lease liabilities	USD	1,977	-	-	-	4,158	6,135
Non-current lease liabilities	UF	15,258	-	-	-	-	15,258
Non-current lease liabilities	MXN	2,189	-	-	-	-	2,189
Non-current lease liabilities	JPY	1,964	-	-	-	-	1,964
Subtotal non-current lease liabilities		21,388	-	-	-	4,158	25,546
Non-current Trade and other payables	USD	-	4,027	-	-	-	4,027
Subtotal Non-current Trade and other payables		-	4,027	-	-	-	4,027
Other non-current provisions	USD	-	36,391	-	-	26,226	62,617
Subtotal Other non-current provisions		-	36,391	-	-	26,226	62,617
Deferred tax liabilities	USD	-	919	-	-	155,182	156,101
Subtotal Deferred tax liabilities		-	919	-	-	155,182	156,101
Provisions for employee benefits, non-current	USD	31,585	-	-	-	-	31,585
Provisions for employee benefits, non-current	CLP	610	-	-	-	-	610
Provisions for employee benefits, non-current	JPY	4	-	-	-	-	4
Subtotal Provisions for employee benefits, non-current		32,199	-	-	-	-	32,199
Total non-current liabilities		53,587	354,067	69,376	248,664	1,454,309	2,180,003
Total liabilities							2,655,885

Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
Foreign currency exchange rate changes	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Profit (loss) in foreign currency	(17,241)	(4,423)	(2,169)
Foreign currency translation reserve	4,240	14,000	562
Total	(13,001)	9,577	(1,607)

The average and closing exchange rate for foreign currency is disclosed in Note 3.3
F-168

Notes to the Consolidated Financial Statements December 31, 2021
Note 25	Income tax and deferred taxes

Tax receivables as of December 31, 2021 and 2020, are as follows:

25.1	Current and non-current tax assets

(a)       Current

Current tax assets	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	435	37,123
Monthly provisional income tax payments, foreign companies	62	1,265
Corporate tax credits (1)	674	1,566
1st category tax absorbed by tax losses (2)	26,848	2,322
Taxes in recovery process	129,523	89,948
Total	157,542	132,224

(b) Non-current

Non-current tax assets	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	83,966	83,966
Total	90,364	90,364

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorptions determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Financial Statements December 31, 2021

25.2	Current tax liabilities

Current tax liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
1st Category income tax	139,842	14,736
Foreign company income tax	27,055	7,838
Article 21 single tax	38	69
Total	166,935	22,643

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 6.51% for mining royalties that involve operations in the Salar de Atacama and 5.22% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2021	2020
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3.51%	21% + 3.36%
South Africa	28%	28%
China	25%+12% (1)	25%

(1)	Additional 12% tax over the VAT calculation

Notes to the Consolidated Financial Statements December 31, 2021
Notes to the Consolidated Financial Statements December 31, 2021

25.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of December 31, 2021

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2021	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	144,181	-
Property, plant and equipment and capitalized interest	-	(189,073)
Restoration and rehabilitation provision	6,567	-
Manufacturing expenses	-	(108,181)
Employee benefits and unemployment insurance	-	(7,485)
Vacation accrual	6,039	-
Inventory provision	20,557	-
Materials provision	10,554	-
Others employee benefits	929	-
Research and development expenses	-	(5,387)
Bad debt provision	2,708	-
Provision for legal complaints and expenses	334	-
Loan acquisition expenses	-	(8,967)
Financial instruments recorded at market value	5,242	-
Specific tax on mining activity	-	(4,545)
Tax loss benefit	7,113	-
Other	8,862	-
Foreign items (other)	136	-
Balances to date	213,222	(323,638)
Net balance		(110,416)

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Deferred tax assets and liabilities as of December 31, 2020

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2020	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	90,585	-
Property, plant and equipment and capitalized interest	-	(187,168)
Restoration and rehabilitation provision	6,598	-
Manufacturing expenses	-	(107,215)
Employee benefits and unemployment insurance	-	(6,669)
Vacation accrual	6,138	-
Inventory provision	22,200	-
Materials provision	8,812	-
Research and development expenses	-	(3,580)
Bad debt provision	5,072	-
Provision for legal complaints and expenses	19,637	-
Loan acquisition expenses	-	(5,212)
Financial instruments recorded at market value	-	(3,929)
Specific tax on mining activity	-	(3,014)
Tax loss benefit	844	-
Other	1,454	-
Foreign items (other)	-	(654)
Balances to date	161,340	(317,441)
Net balance		(156,101)

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2021

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	(53,596)	-	(53,596)	(144,181)
Property, plant and equipment and capitalized interest	187,168	1,905	-	1,905	189,073
Restoration and rehabilitation provision	(6,597)	30	-	30	(6,567)
Manufacturing expenses	107,215	966	-	966	108,181
Employee benefits and unemployment insurance	6,669	687	130	817	7,486
Vacation accrual	(6,138)	99	-	99	(6,039)
Inventory provision	(22,200)	1,643	-	1,643	(20,557)
Materials provision	(8,812)	(1,742)	-	(1,742)	(10,554)
Derivative financial instruments	-	14,246	(14,246)	-	-
Others employee benefits	-	(929)	-	(929)	(929)
Research and development expenses	3,581	1,806	-	1,806	5,387
Bad debt provision	(5,072)	2,364	-	2,364	(2,708)
Provision for legal complaints and expenses	(19,637)	19,303	-	19,303	(334)
Loan approval expenses	5,212	3,755	-	3,755	8,967
Financial instruments recorded at market value	3,929	(5,354)	(3,818)	(9,172)	(5,243)
Specific tax on mining activity	3,012	1,521	12	1,533	4,545
Tax loss benefit	(844)	(6,269)	-	(6,269)	(7,113)
Others	(1,454)	(7,408)	-	(7,408)	(8,862)
Foreign items (other)	654	(790)	-	(790)	(136)
Total temporary differences, unused losses and unused tax credits	156,101	(27,763)	(17,922)	(45,685)	110,416

Notes to the Consolidated Financial Statements December 31, 2021

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2020

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(8,509)	-	(8,509)	(90,585)
Property, plant and equipment and capitalized interest	197,167	(9,999)	-	(9,999)	187,168
Facility closure provision	(7,311)	714	-	714	(6,597)
Manufacturing expenses	106,420	795	-	795	107,215
Employee benefits and unemployment insurance	6,000	514	155	669	6,669
Vacation accrual	(5,591)	(547)	-	(547)	(6,138)
Inventory provision	(23,885)	1,685	-	1,685	(22,200)
Materials provision	(7,982)	(830)	-	(830)	(8,812)
Derivative financial instruments	-	1,001	(1,001)	-	-
Others employee benefits	(2,689)	2,689	-	2,689	-
Research and development expenses	3,535	46	-	46	3,581
bad debt provision	(3,542)	(1,530)	-	(1,530)	(5,072)
Provision for legal complaints and expenses	(2,546)	(17,091)	-	(17,091)	(19,637)
Loan approval expenses	3,856	1,356	-	1,356	5,212
Financial instruments recorded at market value	1,287	-	2,642	2,642	3,929
specific tax on mining activity	1,354	1,668	(10)	1,658	3,012
Tax loss benefit	(2,296)	1,452	-	1,452	(844)
Others	2,021	(3,475)	-	(3,475)	(1,454)
Foreign items (other)	(311)	965	-	965	654
Total temporary differences, unused losses and unused tax credits	183,411	(29,096)	1,786	(27,310)	156,101

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2021, and 2020, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Chile	7,113	818
Foreign	-	26
Total	7,113	844

The tax losses as of December 31, 2021, which are the basis for these deferred taxes correspond mainly to SQM S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA y SCM Bufalo.

Notes to the Consolidated Financial Statements December 31, 2021

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2021 and 2020 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(156,101)	(183,411)
Increase (decrease) in deferred taxes in profit or loss	27,763	29,096
Increase (decrease) deferred taxes in equity	17,922	(1,786)
Total	(110,416)	(156,101)

(g)	Disclosures on income tax (expenses) benefits

Current and deferred tax (expenses) benefits are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax (expense)	(279,105)	(97,374)	(116,483)
Adjustments to prior year current income tax (expense) benefit	2,326	(1,901)	12,222
Current income tax expense, net, total	(276,779)	(99,275)	(104,261)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	28,445	26,219	2,551
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(682)	2,877	(8,309)
Total deferred tax benefits, net	27,763	29,096	(5,758)
Income tax expense	(249,016)	(70,179)	(110,019)

Tax (expenses) benefit for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax expenses, foreign parties, net	(46,748)	(9,782)	(7,394)
Current income tax expenses, domestic, net	(230,031)	(89,493)	(96,867)
Current income tax expense, net, total	(276,779)	(99,275)	(104,261)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(6,679)	10,284	2,370
Current income tax benefits, domestic, net	34,442	18,812	(8,128)
Deferred tax expense, net, total	27,763	29,096	(5,758)
Income tax expense	(249,016)	(70,179)	(110,019)

Notes to the Consolidated Financial Statements December 31, 2021
(h)	Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2021
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	4,679	(142)	4,537
Cash flow hedges	(52,762)	14,246	(38,516)
Reserve for (losses) gains from financial assets measured at fair value through other comprehensive income	(12,072)	3,818	(8,254)
Total	(60,155)	17,922	(42,233)

	As of December 31, 2020
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	974	(145)	829
Cash flow hedges	(3,706)	1,001	(2,705)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	9,784	(2,642)	7,142
Total	7,052	(1,786)	5,266

	As of December 31, 2019
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	(3,310)	702	(2,608)
Cash flow hedges	1,908	(2,683)	(775)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	1,152	(311)	841
Total	(250)	(2,292)	(2,542)

(i)	Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax Expense (Benefit)	As of December 31, 2021	As of December 31, 2020	As of December 31, 20219
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	841,221	238,538	390,622
Statutory income tax rate in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(227,130)	(64,405)	(105,468)
Net effect of royalty tax payments	(13,350)	(4,659)	(4,314)
Effect of other additional taxes affected by article 21 and passive income	(2,617)	(1,804)	(724)
Tax effect of revenue from regular activities exempt from taxation	(260)	1,786	2,376
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(2,226)	(2,987)	(2,128)
Tax effect of tax rates supported abroad	(3,016)	(2,077)	(252)
Effects of changes resulting from classifying a permanent item as a temporary one	-	4,826	-
Other tax effects	(417)	(859)	491
Tax expense using the effective tax rate	(249,016)	(70,179)	(110,019)

(j)	Tax periods potentially subject to verification:

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

Notes to the Consolidated Financial Statements December 31, 2021

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

Note 26	Events occurred after the reporting date

26.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended December 31, 2021, were approved and authorized for issuance by the Company´s Board of Directors on March 2, 2022.

26.2	Disclosures on events occurring after the reporting date

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

On February 25, 2022 SQM NA submitted to the Central District Court of California an appeal bond for US$ 60.1 million to guarantee the final settlement, in connection with the case reported in Note 20.1 (c).

Management is not aware of any other significant events that occurred between December 31, 2021, and the date of issuance of these consolidated financial statements that may significantly affect them.

