Form 20-F
period 2022-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2023-04-26
CIK 909037

sportationfbanco

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6th floor

Santiago, Chile, 755000

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

Series A Common Shares142,819,552

Series B Common Shares142,818,904

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ⌧    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ⌧   No  ☐

Indicate by check mark whether the registrant has submitted, electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒
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

All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2022, UF 1.00 was equivalent to US$41.02 and Ch$35,110.98 according to the Chilean Central Bank (Banco Central de Chile). As of March 1, 2023, UF 1.00 was equivalent to US$42.80 and Ch$35,519.79.

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

“CCHEN” The Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear).

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

“CMF” The Chilean Financial Market Commission. (La Comisión para el Mercado Financiero).

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

“Indicated Mineral Resource” ** That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

“Inferred Mineral Resource” ** That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

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

“Measured Mineral Resource” ** That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

“metallurgical treatment” A set of chemical and physical processes applied to the caliche ore and to the salar brines to extract their useful minerals (or metals).

“Mineral Reserve” ** An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral Resource” ** A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“ore depth” Depth of the mineral that may be economically exploited.

“ore type” Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).

“ore” A mineral or rock from which a substance having economic value may be extracted.

“Probable Mineral Reserve” ** The economically mineable part of an indicated and, in some cases, a measured mineral resource.

“Proven Mineral Reserve” ** The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

v

“solar salts” A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-energy.

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.

“waste” Rock or mineral which is not economical for metallurgical treatment.

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2022 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2022.

*

The definition of a Controller Group that has been provided is the one that applied to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045. (Ley de Mercado de Valores or the “Securities Market Law”)

**	The definitions we use for resources and reserves are as defined in subpart 1300 of SEC Regulation S-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “likely,” “could” or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:

●	trends affecting the prices and volumes of the products we sell and the effects on our results;
●	level of reserves, quality of the ore and brines, and production levels and yields;
●	our capital investment program and financing sources
●	our Sustainable Development Plan;
●	development of new products, anticipated cost synergies and product and service line growth;
●	our business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items;
●	the future impact of competition; and
●	regulatory changes.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under “Item 4. Information on the Company,” “Item Number 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  Factors that could cause actual results to differ materially include, but are not limited to:

●	volatility of global prices for our products;
●	political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
●	the impact of the global COVID-19 pandemic, including any new strain and any associated economic downturn on our future operating and financial performance;
●	changes in production capacities;
●	the nature and extent of future competition in our principal markets;
●	our ability to implement our capital expenditures program, including our ability to obtain financing when required;
●	changes in raw material and energy prices;
●	currency and interest rate fluctuations;
●	risks relating to the estimation of our reserves;
●	changes in quality standards or technology applications;
●	adverse legal, regulatory or labor disputes or proceedings;
●	changes in governmental regulations;
●	a potential change of control of our company; and
●	additional risk factors discussed below under Item 3. “Key Information—Risk Factors."

SUMMARY OF RISK FACTORS

Risks Relating to our Business

●	Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.
●	Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.
●	Our sales could be impacted by global shipping constraints.
●	Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.
●	Our inventory levels may vary for economic or operational reasons.
●	New production of iodine, potassium nitrate or lithium from current or new competitors in the markets in which we operate could adversely affect prices.
●	We have a capital expenditure program that is subject to significant risks and uncertainties.
●	High raw materials and energy prices could increase our production costs of sales, and energy may become unavailable at any price.
●	Our reserve estimates could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.
●	Chemical and physical properties of our products could adversely affect their commercialization.
●	Changes in technology or other developments could result in preferences for substitute products.
●	We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.
●	We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.
●	Lawsuits and arbitrations could adversely impact us.
●	We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.
●	Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.
●	A significant percentage of our shares are held by two principal shareholder groups. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.
●	Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition.
●	Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.
●	International trade tensions could have a negative effect on our financial performance.
●	Heightened tensions in international relations with China could result in political and economic measures against Chinese-owned companies, which may adversely impact our business, financial condition, and results of operations.
●	Outbreaks of communicable infections or diseases, or other public health pandemics, such as COVID-19, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.
●	If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns, it may adversely affect our business.
●	Climate change and a global transition to a low carbon economy can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.

Risks Relating to Financial Markets

●	Currency fluctuations may have a negative effect on our financial performance.
●	We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Risks Relating to Chile

●	The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.
●	As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.
●	Changes to the Chilean Constitution could impact a wide range of rights, including mining rights and water rights.
●	Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.
●	Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.
●	The Chilean Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.
●	The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile.
●	New legislation affecting mining licenses could materially adversely affect our mining licenses and mining concessions.
●	Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.
●	Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.
●	Chile is located in a seismically active region.

Risks Relating to our Shares and ADSsThe price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

●	Developments in other emerging markets could materially affect the value of our ADSs and our shares.
●	The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.
●	Our share or ADS price may react negatively to future acquisitions, divestitures, capital increases and investments.
●	ADS holders may be unable to enforce rights under U.S. securities laws.
●	As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.
●	If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.
●	Receipt of dividends and distributions by ADS holders may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADS holders.
●	Changes in Chilean tax regulations could have adverse tax consequences for U.S. investors.

General Risks

●	If measures to minimize bad debt exposure are ineffective or our accounts receivable increase significantly, it may result in losses that could have a material adverse effect on our business, financial condition and results of operations.
●Quality standards in market in which we sell our products could become stricter over time.
●Our business is subject to many operating and other risks which may not be fully covered by insurance.

●Our water supply could be affected by geological changes or climate changes.
●Any loss of key personnel may materially and adversely affect our business.
●	Failure to comply with Chilean and international anti-corruption, anti-bribery, anti-money laundering and trade laws to which we are subject could adversely impact our business, financial condition and results of operations.
●We are subject to risk related to the ongoing military conflict between Ukraine and Russia.

x

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A.  [Reserved]

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

Risks Relating to our Business

Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a lease agreement over mining exploitation concessions with Corfo, as amended from time to time, and (ii) the Salar de Atacama project agreement with Corfo, as amended from time to time (collectively, the “Corfo Agreements”). The Corfo Agreements provide for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from the leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The Corfo Agreements expire on December 31, 2030. Under the Corfo Agreements, Corfo will use its best efforts to initiate a public bidding or contracting process for a contract for the exploitation of the Salar de Atacama properties no later than June 30, 2027 and to complete the process no later than July 30, 2029, except if a force majeure event occurs. However, this timetable may change as a consequence of the new National Lithium Strategy announced by the Chilean government in April 2023. See also “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”

Our business is substantially dependent on the exploitation rights under the Corfo Agreements, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Corfo Agreements. For the year ended December 31, 2022, revenues related to products originating from the Salar de Atacama represented 80% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2022, only 8 years remain on the term of the Corfo Agreements and we had extracted approximately 38% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.

Although we expect to begin the process of discussing the extension or renewal of the mineral exploitation rights in the Salar de Atacama under the Corfo Agreements with Corfo well in advance of the December 2030 expiration date, we cannot assure you that we will successfully reach an agreement with Corfo to extend or renew our mineral exploitation rights beyond 2030. Any negotiation with Corfo for an extension or renewal could involve renegotiation of any or all of the terms and conditions of the Corfo Agreements, including, among other things, the lithium and potassium extraction and sales limits, the lease payment rates and calculations, or other payments to Corfo. The terms of such negotiations may also be impacted by the New National Lithium Strategy announced by the Chilean government in April 2023. See also “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”

In the event that we are not able to extend or renew the Corfo Agreements beyond the current expiration date in 2030, we would be unable to continue extraction of lithium and potassium under the Corfo Agreements, which could have a material adverse effect on our business, financial condition and results of operations.

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

As a result of the above, the prices of our products may be subject to substantial volatility. For example, during 2022, average lithium prices increased from US$9,300 per metric ton in 2021 to a high of US$52,000 per metric ton during the year ended December 31, 2022 . High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales could be impacted by global shipping constraints

We sell our products in more than 110 countries in the world. Our products are shipped in containers or break bulk format from the port terminals in Antofagasta, Tocopilla, Mejillones and Iquique in Chile. Current challenges in the global shipping industry have led to congestion in ports, a shortage in containers, and a lack of space on ships. Because of this situation, we face a risk of potential supply chain disruptions that may adversely affect our operations and ability to deliver our products to our customers. Depending on the terms of shipments to customers, the risk of loss related to these shipping issues could fall on us. Additionally, our revenues and collections may also be adversely affected by significant increases in the cost of transportation, as a result of increases in fuel or labor costs, higher demand for logistics services, or otherwise, and transportation delays that could have a negative impact on our sales agreements and customer relationships.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than 110 countries around the world. In 2022, approximately 67% of our sales were made in emerging market countries: 58% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore), 3% in Latin America (excluding Chile); 3% in Africa and the Middle East (excluding Israel); and 3% in Chile. In Note 23.1 to our consolidated financial statements, we reported revenues from Chile, Latin America and the Caribbean and Asia and others of US$8.9 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability, economic activity and policies in those countries as well as the duration of the COVID-19 or other pandemics. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have a US$3.4 billion investment plan for the years 2023-2025. The plan will allow us to expand our operations of lithium, iodine and nitrate by accessing natural resources both in the Salar de Atacama and caliche ore deposits in Chile, through the 50,0000 metric ton Mt. Holland lithium hydroxide project in Western Australia (a joint venture that we are developing with our partner Wesfarmers) and the development of a 20,000 metric ton lithium hydroxide plant in China which will be fed with lithium sulfate sourced from the Salar de Atacama. The plan also aims to increase our mining capacity while protecting the environment, reduce operational costs and increase our annual production capacity of nitrates and iodine to meet expected growth in those markets.

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

Our decision to develop a project typically is based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others:

●	changes in tonnage, grades and metallurgical characteristics of ore or other raw materials to be mined and processed;
●	estimated future prices of the relevant products;
●	changes in customer demand; higher construction and infrastructure costs;
●	the quality of the data on which engineering assumptions were made;
●	higher production costs; adverse geotechnical conditions;
●	availability of adequate labor force; availability and cost of water and energy;
●	availability and cost of transportation; fluctuations in inflation and currency exchange rates;
●	availability and terms of financing;
●	and potential delays relating to social and community issues.

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

We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales (excluding the payments to Corfo) was approximately 22% in 2022. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by qualified persons and this information is presented in our technical report summaries prepared and filed as required by subpart 1300 of Regulation S-K. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in our estimates and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs. Over 93% of our employees are employed in Chile, of which approximately 77% were represented by 22 labor unions as of December 31, 2022. As of December 31, 2022, fifteen collective bargaining agreements had been renegotiated in advance and the remaining seven should be negotiated during 2023. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.

We are subject to recently enacted and might be subject to new local labor laws and regulations that govern, among other things, the relationship between us and our employees and will be subject to new labor bills currently under discussion in the Chilean Congress, mainly as a result of the impact of the global COVID-19 pandemic as well as to the economic and political volatility and civil unrest in Chile beginning in October and November 2019. There have been changes and proposed changes to various labor laws which include, but are not limited to, modifications related to teleworking, inclusion of workers with disabilities, minimum wage, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, regular work hours and other matters related to COVID-19.

Additionally, the Chilean Congress is currently discussing a bill, Bulletin No. 11179-13, which proposed a reduction of the weekly working schedule from 45 to 40 hours. The bill was approved by the Chamber of Representatives (Camara de Diputados) and is currently being discussed by the Senate. Reducing the working schedule may imply an increase in the labor cost of both direct employees and outsourced personnel. Any changes to regulations to which we are subject could have a material adverse effect on our business, financial condition and results of operations.

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 20 to our Consolidated Financial Statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for those projects and activities. The Chilean Environmental Assessment Service (Servicio de Evaluación Ambiental) or “SEA” evaluates environmental impact studies and statements submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

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

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and/or water extraction. For example, on December 13, 2017, the Environmental Court of Antofagasta ordered a temporary and partial closure of certain water extraction wells located in the Salar de Llamara. In October 2018, the Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. On December 26, 2019, the same Court ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by the Chilean Environmental Enforcement Authority (Superintendencia del Medio Ambiente) or “SMA” in January 2019, did not comply with certain completeness and efficiency requirements of the Chilean environmental legislation.

In September 2021, SQM Salar S.A. proposed to the SMA a new environmental compliance plan, which was approved by the SMA and it’s currently subject to review by the Environmental Court of Antofagasta after a claim was file by an indigenous association. We believe that the new proposed environmental compliance plan, safeguards the protection of the environment and is evaluating all courses of action available under applicable law with respect to this ruling.

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

In addition, our worldwide operations are subject to international and local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

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

As of March 15, 2023, two principal shareholder groups held in the aggregate 47.92% of our total outstanding shares, including 92.89% of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

As of March 15, 2023, one principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which owned approximately 25.76% of the total outstanding shares of SQM, and another principal shareholder is Tianqi Lithium Corporation (“Tianqi”), which directly and indirectly owned approximately 22.16% of the total outstanding shares of SQM.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF that there is currently no controlling shareholder of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

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

Heightened tensions in international relations with China could result in political and economic measures against Chinese-owned companies, which may adversely impact our business, financial condition, and results of operations.

As of December 31, 2022, one of our largest shareholders is Tianqi, a Chinese company, with a 22.16% ownership interest and board representation. Recently there have been heightened tensions in international relations between the United States and Europe, on the one hand, and China. International trade disputes and tariff actions announced by the United States, China and certain other countries and other trade restrictions] have affected both diplomatic and economic ties among countries. This environment could result in political and economic measures against Chinese-owned companies. Any further deterioration in the relationship between China, the United States and certain other countries may limit our ability to invest and develop projects in certain countries and adversely impact our business, financial condition, and results of operations.

Outbreaks of communicable infections or diseases, or other public health pandemics, such as the outbreak of COVID-19 impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.

Disease outbreaks and other public health conditions, such as the global outbreak of COVID-19, could have a significant negative impact on our revenues, profitability and business. During 2020 and 2021, the Chilean government imposed several measures that affected our operations, including mandatory quarantines for people who have been in contact with infected people, restrictions on the number of people that could be together, and lockdowns on specific communities that suffered higher rates of infection or death, among others.

As a precaution, our management voluntarily implemented several additional measures to help reduce the speed at which COVID-19 spread in our company, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high-risk destinations. These measures were made in consultation with governmental and international health organization guidelines.

It is difficult to predict the potential impact of another disease outbreak or public health condition on international financial markets and the potential impact if businesses, workers, customers and others.

If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns it may adversely affect our business.

In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water by 65% and brine extraction by 50% of our authorized limits. We also announced a goal of obtaining international certifications and participating in international sustainability indices which we consider essential for a sustainable future.

Since our sustainable development plan was announced, we have participated in voluntary qualifications, such as Ecovadis, international certifications, such as Responsible Conduct from the Association of Chemical Industries of Chile, Protect&Sustain from the International Fertilizer Association, ISO 14001, ISO 45001 and ISO 50001, and the Standard IRMA Certification Audit, to promote responsible mining.

In 2021, the Port of Tocopilla was certified for Responsible Conduct, obtaining level 2 certification. Likewise, during 2022, the Nueva Victoria site was recertified, obtaining level 1 certification. The Protect&Sustain certification applies to the operations of Coya Sur, Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla.

During 2022, the external IRMA on-site certification audit (phase 2) began in the Salar de Atacama operation, and we expect to receive the final results during 2023.

Regarding the ISO management systems, the Port of Tocopilla was certified in January 2022 in ISO 14001. We completed phase 2 of ISO 14001 and 45001 certification process in the Salar de Atacama and the Carmen chemical plant, and continued with the implementation process of ISO 50001 in the Salar de Atacama and Nueva Victoria to support decarbonization goals associated with energy management systems.

During 2022, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. We evaluated ourselves in Carbon Disclosure Project (CDP) where we received a category B rating, which is in the management band, higher than the South American region average (category C) and higher than the Chemicals sector average (category B-).

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

Climate change and a global transition to a low carbon economy can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.

The impact of climate change and climate change-driven responses, such as a global transition to a low carbon economy on our operations and our customers’ operations, remains uncertain, but  the regulatory, market-risks associated with climate change as well as the physical effects of climate change could have an adverse effect on us and our customers as experts believe that climate change may be associated with more extreme weather conditions These effects could include, but may not be limited to, changes in regional weather patterns, including drought and rainfall levels, water availability, sea levels, storm patterns and intensities and temperature levels, including increased volatility in seasonal temperatures via excessively hot or cold temperatures. These extreme weather conditions could vary by geographic location.

Climate-derived threats include, among others, changes in regional weather patterns, including changes in precipitation and evaporation parameters that, on the one hand, intensify drought phenomena, affecting the availability of water and, on the other hand, bring intense rains in short periods of time that generate other unwanted events that affect our operation and also our surrounding communities, such as road closures, infrastructure, landslides, among others. Additionally, rising sea levels and storm surges, increasing the days of port closures could impact the supply chain affecting our customers and suppliers. Other events such as storm patterns and intensities, increased wind speed, heat waves, cold waves, among other events considered as acute physical risks of climate change. Other effects are related to temperature levels, including increased volatility in seasonal temperatures through excessively high or low temperatures. These extreme weather conditions may vary by geography and location. Weather conditions have historically caused volatility in the agricultural industry (and indirectly in our results of operations) by causing crop failures or significantly reduced harvests, which can adversely affect application rates, demand for our plant nutrition products and our customers’ creditworthiness. Weather conditions can also lead to a reduction in farmable acres, flooding, drought or wildfires, which could also adversely impact growers’ crop yields and the uptake of plant nutrients, reducing the need for application of plant nutrition products for the next planting season which could result in lower demand for our plant nutrition products and negatively impact the prices of our products.

Any prolonged change in weather patterns in our markets, as a result of climate change or otherwise, could have a material adverse impact on the results of our operations.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2022, the Chilean peso exchange rate was Ch$855.86 per U.S. dollar, while as of December 31, 2021 the Chilean peso exchange rate was Ch$844.69 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 1.3% in 2022. As of March 1, 2023, the Observed Exchange Rate was Ch$829.97 per U.S. dollar.

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

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This reform will, and other future reforms may, cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. Various replacement benchmarks, and the timing of and mechanisms for implementation are being considered. The transition away from LIBOR to risk-free reference rates (RFRs) requires financial firms to make a variety of internal changes, for example updating front-and back-office systems, retraining staff and redesigning processes, as well as potentially modifying or renegotiating potentially thousands of LIBOR-linked contracts. All banks and other financial market participants must eliminate their dependence on LIBOR by the end of June 2023 if they are to avoid disruption when the publication of LIBOR ceases. Although as of December 31, 2022 we had approximately US$70 million short- and long-term debt that use a LIBOR benchmark, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, financial condition and results of operations.

In addition to the financial benchmarks, there are also market benchmarks used for the pricing of our long-term supply contracts, which may also be subject to regulatory scrutiny, or which may be discontinued, reformed or replaced. For example, for some of our long-term supply contracts, prices reference to indices prepared by commodity reporting agencies such as the Shanghai Metals Market (SMM) and Fastmarkets.

Risks Relating to Chile

The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.

On April 20, 2023, President Boric announced a new National Lithium Strategy that would, among other things, create a National Lithium Company (subject to approval by the Chilean Congress), with one of its objectives being to provide for the Chilean state’s participation in lithium-related activities in the Salar de Atacama.

In connection with the announcement, President Boric provided statements with respect to the following matters:

●	Under the National Lithium Strategy, Codelco (the Chilean state-owned copper producer) would be tasked by Corfo to lead the formation of the new National Lithium Company and would become its majority shareholder. Codelco would also be designated to lead negotiations with SQM to seek participation in SQM’s operations in the Salar de Atacama prior to its expiration in 2030, as well as similar negotiations with other mining companies operating in the Salar de Atacama. President Boric and Corfo have affirmed that the terms of existing mining leases in the Salar de Atacama would be respected and any Chilean state participation in their operations would be with the agreement of the applicable counterparty.
●	For areas already under development by Codelco and Enami (the Chilean state-owned minerals company) for lithium, new lithium exploration and exploitation contracts would only be granted by the Chilean state to Codelco and Enami subsidiaries, who would decide whether or not to partner with private parties for the development projects. There would be a public bid process for exploration rights over unexplored areas. Any private entities seeking exploitation rights would be required to partner with a state-owned company who would be the controller of the project if it is declared to be strategic for the country.

There can be no assurance that the necessary elements of the National Lithium Strategy requiring Congressional action will be approved by the Chilean Congress. The new National Lithium Strategy has created and may create uncertainty in the Chilean lithium industry, which could impact whether SQM will obtain an extension or renewal of the mineral exploitation rights in the Salar de Atacama concession under the Corfo Agreements beyond their expiration in December 2030 or to what extent the Chilean state will participate in SQM’s interest in its current Salar de Atacama mineral exploitation operations prior to the December 2030 expiration of the Corfo Agreements Codelco is a new participant in the Chilean lithium industry and SQM does not have prior experience in negotiating with Codelco. In addition, either the Chilean government or SQM could allow the lease to expire in 2030 in accordance with its terms. See “— Risks Relating to our Business — Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.”

For the year ended December 31, 2022, revenues related to products originating from the Salar de Atacama represented (i) 80% of our consolidated revenues for all products and (ii) approximately 76% of our consolidated revenues for lithium products.  The new National Lithium Strategy has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.

See “— Risks Relating to Our Business — Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.”

As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.

Our business, financial conditions and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control. The Chilean government has modified, and has the ability to modify, monetary, fiscal, tax, social and other policies in order to influence the Chilean economy or social conditions. We have no control over government policies and cannot predict how those policies or government intervention will affect the Chilean economy or social conditions, or, directly and indirectly, our business, financial conditions and results of operations. Changes in policies involving exploitation of natural resources, taxation and other matters related to our industry may adversely affect our business, financial conditions and results of operations.

We are exposed to economic and political volatility and civil unrest in Chile. Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile. In October and November 2019, Chile experienced riots and widespread mass demonstrations in Santiago and other major cities in Chile, triggered by an increase in public transportation fares in the city of Santiago, which involved violence and significant property damage and caused commercial disruptions throughout the country. As a result, on October 18, 2019 the Chilean government declared a 15-day period state of emergency and imposed a nighttime curfew in the greater Santiago region and other cities. The state of emergency has since been lifted and the Chilean government has introduced several social reforms.

In December 2021, Chile elected Gabriel Boric as the new president. President Boric took office on March 11, 2022 and his agenda is mainly focused on the elimination of private pension funds, social security programs, increases in the minimum wage and pensions, and increases in corporate taxes. President Boric is also a strong supporter of constitutional reforms and the drafting of a new  Constitution. While it is still very early in President Boric’s term and there is uncertainty regarding how President Boric’s reforms may affect the political and business climate in Chile in the future, it is possible that these reforms could lead to higher-than-expected inflation levels, unemployment, higher corporate taxes and financial constraints on small and medium-sized companies, any of which could have an adverse effect on our business, results of operations, and financial condition.

Future adverse developments in Chile, including political events, financial or other crises, changes to policies regarding foreign exchange controls, regulations, and taxation, may impair our ability to execute our business plan and could adversely affect our growth, results of operations, and financial condition. Inflation, devaluation, social instability, and other political, economic, or diplomatic developments could also reduce our profitability. Economic and market conditions in Chilean financial and capital markets may be affected by international events, which could unfavorably affect the value of our securities.

Changes to the Chilean Constitution could impact a wide range of rights, including mining rights and water rights, and could affect our business, financial conditions and results of operations.

On July 4, 2021, a Constitutional Convention was installed with the purpose of drafting a proposal of new Constitution within one year. The proposal drafted by the Constitutional Convention was submitted to a national compulsory plebiscite on September 4, 2022. This plebiscite resulted into the rejection of such proposal with 61.86% of voters rejecting the proposal drafted by the Constitutional Convention, and 37.14% of them approving it. Consequently, the 1980 Constitution remains in force.

However, on December 12, 2022, almost all political parties represented at the National Congress agreed upon the basis for the drafting and the approval of a new Constitution. This agreement led to the approval of Law No. 21,533, which was published in the Official Gazette on January 17, 2023. Law No. 21,533 creates the following institutions: (i) a Commission of Experts; (ii) a Constitutional Council; and (iii) an Admissibility Technical Committee. The Commission of Experts will be responsible for writing a preliminary draft, which will be used by the Constitutional Council as basis for the discussion and composition of a proposal of new Constitution. Both, the Commission of Experts and the Constitutional Council, must respect certain minimal contents, called “essential institutional principles”. For example, (i) Chile is a democratic republic; (ii) the Chilean State is unitary and decentralized; (iii) the Chilean national is only one and indivisible; (iv) Chile is a social and democratic State governed by the rule of law, that promotes the progressive development of social rights in accordance with the principle of fiscal responsibility, and through State and private institutions; (v) the Chilean State is divided into three separate and independent branches, i.e. the Executive, Legislative and Judicial Powers; (vi) the head of the Government will have exclusive initiative of the bills of law that involve public expenditure; (vii) the Legislative Power will be composed of a Chamber of Representatives and a Senate; and (viii) the recognition of the right to property and its different manifestations, amongst other rights.

In order to ensure that the essential institutional principles are respected and included in the new constitutional proposal, the Admissibility Technical Committee will be in charge of: (i) determining, upon request of the members of the Constitutional Council or Commission of Experts, whether an approved provision should be declared inadmissible on the ground that it contradicts the essential institutional principles; or (ii) instructing the Commission of Experts to draft a proposal of provision in case one or more of the referred principles have been omitted.

The final proposal of a new Constitution must be approved by 3/5 of the seats in the Constitutional Council. This proposal will then be submitted to a national plebiscite with mandatory vote in which citizens will decide whether to approve or reject the proposal.

Please note that the constitutional process has not yet started. The installation of the Commission of Experts and the Admissibility Technical Committee took place on March 6, 2023, and the investiture of the Constitutional Council is scheduled for June 7, 2023.

As a result of the new constituent process, a wide range of rights could potentially be under consideration for reform, including mining rights and water rights. There can be no assurance that the Constitutional Council will agree on a proposal of new Constitution that will be approved by the Chilean citizens on December 17, 2023. It can be neither affirmed that the Chilean citizens will approve any kind of proposal of new Constitution to replace the current one. Any changes to rights under a new Chilean Constitution could change the political situation of Chile and affect the Chilean economy and the business outlook for the country generally and our business, results of operations, and financial conditions.

If the proposal of new Constitution is rejected, the existing Chilean Constitution, which has been in place since 1980, will remain in effect.

Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Corfo Agreements described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the constitutional convention could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

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

In January 2022, the Chilean Congress approved a bill that amends the Chilean Water Code (Código de Agua), which was published on April, 6, 2022, becoming an applicable Chilean law. This modification introduces several changes to the Water Code. A significant amendment is the change in the time periods for which the water rights were granted. According to this new legislation, water rights: (1) will have a temporary nature being granted for a maximum of 30 years (the specific period will depend on the characteristic of the riverbed and its water availability); (2) will be subject, in whole or in part, to expiration for its non-use; (3) will have to give human consumption and sanitation priority in the use of water (establishing priority orders and possible limitations in the granting and use of water depending on its destination); (4) will be subject to a minimum ecological flow to ensure nature conservation and environmental protection, as determined by the Chilean Water Authority; and (5) will be subject to the obligation of registration in the respective Real Estate Registry and in the Public Water Cadaster of the Chilean Water Authority, and to sanctions of expiration and fines in case of non-compliance. It shall be noted that the water regulation and its distribution will probably be one of the most important focuses of the new constitutional process, and therefore, new changes may come into effect.

The Chilean Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.

The Chilean Congress is currently discussing a bill, Bulletin No. 10,638-08, which “Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest.” The purpose of this bill is to enable the potential expropriation of our assets, or our lithium operations in general. The bill is subject to further discussion in the Chilean Congress, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by the Chilean Congress, or that its final wording will not refer to us or our lithium operations. If the bill is approved as currently drafted, it could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile.

The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2022, in the amount of US$ 127.1 million on SQM Salar for the tax years 2012 to 2018 (business years 2011 to 2017) on that basis. SQM Salar paid the tax assessments and filed three tax claims against the SII challenging these taxes and in two of the cases, covering the 2012-2014 and 2015-2016 tax years, the Santiago Court of Appeal ruled invalid the first instance ruling handed down by the Tax and Customs Court, in each ruling, ordering the case reopened with the competent judge hearing evidence in the case. In the third case covering the 2017-2018 tax years, the Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be annulled. In 2022, the SII assessed SQM Salar US$ 36.8 million for the 2019 tax year with respect to the specific mining tax and other adjustments, which SQM Salar intends to appeal within the one-year appeal period. While the SII has not issued an assessment for the specific mining tax for the 2020 and later tax years, if the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for these tax periods, which we estimate could result in a potential assessment by the SII of approximately US$ 745.3 million (after deduction of the corporate income tax), exclusive of interests and fines. To date, we have not recorded any effect corresponding to the 2019 tax assessment or any potential assessments for later tax periods in our profit and loss statements. If the SII ultimately prevails in the pending legal proceedings or continues to assess additional taxes based on its interpretation of the application of the specific mining tax to lithium extraction, it could have a material adverse effect on our business, financial condition and results of operations.

Since 2006, a specific mining tax has applied to copper mining activities in Chile. The Chilean Congress is currently discussing a bill (Bulletin No. 12,093-08), which proposes to institute a royalty tax to replace the mining tax. In the bill currently under consideration, the royalty tax would have an ad valorem component based on a fixed percentage of annual sales of copper applicable to mining operators with sales above a specified threshold level and a variable component based on a variable rate applied to the mining operator’s adjusted taxable mining operating income. While the bill in its current form would not apply to the lithium mining industry, the bill is subject to further discussion and amendment by the Chilean Congress. We cannot assure you whether the bill will be approved by the Chilean Congress in its current form or if additional changes may be incorporated, including to extend its application to the lithium industry in Chile. If the final bill adopted imposes a new tax on the lithium exploitation, it could have a material adverse effect on our business, financial condition and results of operations.

New legislation affecting mining licenses could materially adversely affect our mining licenses and mining concessions.

Law No. 21,420, published in the Official Gazette on February 4, 2022, reduces or eliminates certain tax exemptions in order to finance a new social security program called “Universal Guaranteed Pension”. Among other changes, this law contemplates amendments to the Chilean Mining Code, such as: (i) the increase in the value of the mining licenses related to the mining concessions (an increase of at least 4 times the previous value); (ii) the modification of the term on which the mining exploration concessions are granted and the prohibition on the holder to obtain a new mining exploration concession in the same area once the previous concession has expired; and (iii) amendments to the mining concessions award process.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by the Indigenous Rights Convention.

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

Chile is prone to earthquakes because it is located along major fault lines. During 2017-2022, Chile has experienced several earthquakes which had a magnitude of over 6.0 on the Richter scale. There were also earthquakes in the past decade that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

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

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. We may also seek to strengthen our leadership position in our core businesses through divestitures of certain assets or stakes in subsidiaries that we believe will allow us to concentrate our efforts on our core businesses. Depending on our capital structure at the time of any acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. We may also carry out capital increases, such as the one undertaken in 2021, in order to raise capital for our capital plan. In addition, any divestitures we effect may not result in strengthening our position in our core businesses as anticipated. Any change in our financial condition could affect our results of operations and negatively impact our share or ADS price.

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

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. Although in connection with the 2021 capital increase, we filed a registration statement that permitted holders of ADSs to exercise preemptive rights, we may, in our absolute discretion, decide not to prepare and file such a registration statement in a future capital increase. If our ADS holders were unable to exercise their preemptive rights in a future capital increase because we do not file a registration statement, the ADS depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the ADS depositary is not able sell the rights, the rights would expire and have no further value and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2022. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”

Receipt of dividends and distributions by ADS holders may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADS holders.

Holders of ADSs generally have the right to receive dividends and other distributions we make on Series B common shares held by the ADS custodian under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses. Receipt of these dividends and distributions may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADS holders.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Cash dividends paid by the Company with respect to the shares, including the shares represented by ADSs, will be subject to a Chilean withholding tax at a rate of 35%, less the credit available for corporate tax, which must be withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to earnings in 2022 of the Company and distributed during the same period was 23.90%.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors. For example, the changes introduced by Law No. 21,420 published in the Official Gazette on February 4, 2022 and effective on September 1, 2022, by which the highest value or gain obtained in the sale on the stock exchange or in a public offering process of shares of corporations with a high stock market presence will be affected by a single tax with a rate of 10%, except for certain institutional investors, could have adverse tax consequences for investors resident in the United States. See “Item 3.D. Risk Factors—Risks Relating to Chile—The Chilean Government Could Levy Additional Taxes on Corporations Operating in Chile” and “Item 10.E. Taxation—Material Chilean Tax Considerations.”

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

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. The use of seawater for future or current operations could increase our operating costs. In addition, seawater projects could face timing issues and permits uncertainty which make them difficult to develop and construct. Any such change may have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to risks related to the ongoing military conflict between Ukraine and Russia and it may have a material adverse effect on our business, financial condition and results of operations

On February 24, 2022, Russia launched a military invasion of Ukraine. The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia. While the precise effects of the ongoing military conflict and these sanctions on the Russian and global economies remain uncertain, they have already resulted in significant volatility in financial markets as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, markets may face various economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including natural gas, oil, fertilizers and agricultural goods, significant disruptions in logistics infrastructure, telecommunications services, the risk of unavailability of information technology systems and infrastructure, among others, given that Russia and Ukraine are significant exporters of commodities. The resulting impacts on financial markets, inflation, interest rates, unemployment and other matters could disrupt the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, displacement of persons to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

ITEM 4.INFORMATION ON THE COMPANY

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

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. In 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADS represents one Series B common share. We have from time to time accessed international capital markets for the issuance of additional ADSs, including   our US$1.1 billion capital increase in 2021.

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

Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Carmen Lithium production facility, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate iodine production capacity (including the Iris facility) of 8,500 metric tons per year at the facility.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During 2017, we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year. We continued expanding our iodine capacity in 2018, which, including Pedro de Valdivia and Nueva Victoria, reached approximately 14,000 metric tons per year.

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

In 2017, we entered into a 50/50 joint venture with respect to the Mt. Holland lithium project to design, construct and operate a mine, concentrator and refinery for the production of lithium hydroxide.

On September 23, 2019, Wesfarmers Limited (“Wesfarmers”) acquired all the issued ordinary shares in our joint venture partner and became a 50% partner in the Mt. Holland lithium project in the joint venture with SQM Australia Pty.

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

In 2021, in the Salar de Atacama, we began preparing an external audit in IRMA’s rigorous responsible mining certification process.

On February 16, 2021, our Board approved the investment of approximately US$700 million for our 50% share of the development costs of the Mt. Holland lithium hydroxide project in the joint venture with Wesfarmers. During 2021, our lithium carbonate production in Chile reached an effective capacity of 120,000 metric tons.

In November 2021, we were accepted into the Dow Jones Sustainability Chile and the Dow Jones Sustainability MILA Pacific Alliance Indices for the second year in a row.

In 2022, we completed our lithium carbonate and lithium hydroxide expansion projects in Chile, increasing production capacity to 180,000 metric tons and 30,000 metric tons, respectively. We also began the overhaul of a lithium hydroxide plant in China which we will feed with lithium sulfate from Chile.  In line with our sustainability goals, during 2022, we continued with the IRMA certification process and completed the on-site certification audit (phase 2) in the Salar de Atacama operation. We expect to receive the final report in the coming months. Additionally, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. We evaluated ourselves in Carbon Disclosure Project (CDP) where we obtained  a category B rating, which is in the management band, higher than the South American region average (category C) and higher than the Chemicals sector average (category B-). We completed phase 2 of the ISO 14001 and 45001 certification process in the Salar de Atacama and the Carmen chemical plant, and continued with the implementation process of ISO 50001 in the Salar de Atacama and Nueva Victoria to support decarbonization goals associated with energy management systems.

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. In 2022, we also worked on the expansion of our lithium carbonate and lithium hydroxide capacity in Chile, which reached 180,000 metric tons and 30,000 metric tons respectively, by the end of 2022. We also began expansions related to the mining and production facilities of nitrates and iodine in Chile and lithium hydroxide in Western Australia.

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 were as follows:

(in millions of US$)	2022	2021	2020
Capital expenditures	905.2	464.7	322.2

During 2022, we had total capital expenditures of US$905.2 million. Our 2022 capital expenditure was primarily related to:

●	Capacity expansion projects related to the completion of our increase of our lithium carbonate production in Chile from 120,000 metric tons per year to 180,000 metric tons per year by the end of 2022;
●	Completion of capacity expansion of lithium hydroxide production in Chile from 21,500 metric tons per year to 30,000 metric tons per year;
●	Investment in our new 50,000 metric ton Mt. Holland lithium hydroxide mine and refining plant in Western Australia;
●	Acquisition of the 20,000 metric ton lithium hydroxide refining plant in China; and

●	Investment in the development of new caliche projects to optimize the iodine and nitrate production plants and carry out general maintenance of all production facilities, among others.

During 2021, we had total capital expenditures of US$464.7 million. Our 2021 capital expenditure was primarily related to:

●	Capacity expansion projects related to the completion of our increase of our lithium carbonate production in Chile from 70,000 metric tons per year to 120,000 metric tons per year by the end of 2021 and investment in further lithium carbonate production capacity expansion from 120,000 to 180,000 metric tons per year in 2022;
●	Completion of capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year and commencement of a further expansion of lithium hydroxide production capacity in Chile from 21,500 metric tons per year to 30,000 metric tons per year in 2022;
●	Investment in our new 50,000 metric ton Mt. Holland lithium hydroxide facility in Western Australia;
●	Optimization projects related to iodine production plants in Nueva Victoria; and
●	General maintenance of all production units in order to ensure the fulfillment of production and sales targets.

During 2020, we had total capital expenditures of US$322.2 million, a decrease compared to the US$450 million that was originally expected as a result in the delay of the purchasing of equipment. Our 2020 capital expenditure was primarily related to:

●	Capacity expansion projects related to the increase of our lithium carbonate production in Chile from 70,000 metric tons per year to 120,000 metric tons per year;
●	Capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year;
●	Optimization projects related to potassium nitrate production plants in Coya Sur; and
●	General maintenance of all production units in order to ensure the fulfillment of production and sales targets.

We believe that our capital expenditures for 2023 could reach approximately US$1.2 billion focused on the increase of our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile, and development of our Mt. Holland lithium hydroxide project in Australia, as well as the maintenance of our production facilities in order to strengthen our ability to meet our production goals. We expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 210,000 and 40,000 metric tons, respectively, during 2024. We will also continue to invest in the construction of our Mt. Holland lithium project in Western Australia and with the adjustments necessary to produce lithium hydroxide from lithium sulfate in China.

We expect our capital expenditure for the 2023-2025 period to reach approximately US$3.4 billion, including maintenance. As we continue with lithium capacity expansion in Chile, we expect to invest approximately US$1.4 billion to increase our lithium capacity to 210,000 metric tons, including 100,000 metric tons of lithium hydroxide capacity. Our investment in the Mt. Holland project during this period is expected to be close to US$450 million. Nitrates and iodine capacity expansion will require a total capex of approximately US$1.2 billion, including maintenance. Maintenance capex during this period is expected to be approximately US$180 million per annum.

4.B. Business Overview

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in approximately 110 countries through our worldwide distribution network, with 98% of our sales in 2022 derived from countries outside Chile.

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

For the year ended December 31, 2022, we had revenues of US$10,720.6 million, gross profit of US$5,736.6 million and profit attributable to controlling interests of US$3,906.3 million. Our worldwide market capitalization as of December 31, 2022 was approximately US$21.5 billion.

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

We have developed brands for marketing according to the different applications and uses of our products. Our main brands are: Ultrasol® (fertigation), Qrop® (soil application), Speedfol® (foliar application) and Allganic® (organic agriculture).

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

The following table shows the percentage breakdown of our revenues for 2022, 2021 and 2020 according to our product lines:

	2022	2021	2020
Specialty Plant Nutrition	11%	32%	39%
Iodine and Derivatives	7%	15%	18%
Lithium and Derivatives	76%	33%	21%
Potassium	4%	15%	12%
Industrial Chemicals	2%	5%	9%
Other	—%	1%	1%
Total	100%	100%	100%

Business Strategy

SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

●	Ensuring access to the best assets related to our current business lines by expanding our global presence;
●	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
●	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and

●	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

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

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with our company.

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

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are currently focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper, gold and silver. A significant portion of our mining properties are located in the Antofagasta region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2021, the team has confirmed the existence of high-grade copper and gold mineralization at the Bufalo project, located 120 kilometers east of the city of Antofagasta. The Bufalo project corresponds to a district that hosts several mineralized bodies of copper, copper-gold and copper-gold-silver in which SQM has already drilled nearly 124,000 meters of drilling, using our own diamond and RC drilling machines. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of February 2023, we had three option agreements in place with three mining companies and private equity firms. We participated in the formation of one joint venture as a result of exercising an option agreement with a junior mining company.

Main Business Lines

Specialty Plant Nutrition

In 2022, specialty plant nutrients revenues increased to US$1,172.3 million, representing 10.9% of our total revenues for that year and a 29.0% increase from US$908.8 million in specialty plant nutrients revenues in 2021. Prices increased approximately 75.7% in 2022.

We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 45% of global potassium nitrate sales for all agricultural uses by volume in 2022.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2022, 2021 and 2020:

	2022	2021	2020
Sales volumes (Th. MT)
Sodium nitrate	14.4	32.1	25.6
Potassium nitrate and sodium potassium nitrate	477.4	643.6	575.2
Specialty blends (1)	218	304	271.3
Other specialty plant nutrients (2)	138.1	174.9	164.4
Total revenues (in US$millions)	1,172.3	908.8	701.7

(1)Includes Yara’s products sold pursuant to our commercial agreement.

(2)Includes trading of other specialty fertilizers.

Specialty Plant Nutrition: Market

Specialty plant nutrients are sold for various agricultural uses, including but not limited to fertigation in high-value crops (vegetables, fruit trees, flowers, etc.). These fertilizers must be highly soluble and free of impurities in order to be used by means of modern technical irrigation techniques (drip irrigation, micro-sprinkler). Among the specialty plant nutrients for use in fertigation, potassium nitrate is one of the most important fertilizers. Its advantage lies in being chlorine free, high solubility, adequate PH and free of impurities. These advantages allow for a premium price compared to substitute commodity fertilizers such as potassium chloride and sulfate.

Modern irrigation systems are increasingly used with protected crops and in high-value fruit plantations such as greenhouses, tunnels (berries) and shade houses (tomatoes). Specialty nutrients for foliar and granular soil applications in certain high-value niches such as potato and tobacco production.

Specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. The products have significant advantages for certain applications over commodity fertilizers based on other sources of nitrogen and potassium, such as urea and potassium chloride.

Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity fertilizers. This is mainly due to: (i) the application of new agricultural technologies such as fertigation, hydroponics and greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops.

As an exception, during the year 2022 and due to the strong increase in price, the agricultural soluble potassium nitrate market had a consumption reduction of between 12% and 16%. These estimates do not consider potassium nitrate produced and sold locally in China, and only include net imports and exports.

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate, and specialty blends are higher margin products that use sodium nitrate as a feedstock. These products can be manufactured in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies throughout the world.

The advantages of our specialty plant nutrients include that they:

●	are fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus reducing the water use associated with cultivating the crops;
●	are chloride-free, which prevents toxicity in certain crops associated with high levels of chlorine in plant nutrients;
●	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea- or ammonium-based fertilizers;

●	do not release hydrogen after application, thereby avoiding increased soil acidity;
●	possess trace elements, which promote disease resistance in plants; and
●	are more attractive to customers who prefer products of natural origin.

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

Specialty Plant Nutrition: Marketing and Customers

In 2022, we sold our specialty plant nutrients in approximately 103 countries and to more than 1,000 customers. None of our customers represented more than 10% of our specialty plant nutrition revenues during 2022, and our ten largest customers accounted in the aggregate for approximately 34% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2022	2021	2020
North America	42%	35%	35%
Europe	17%	20%	21%
Chile	11%	15%	14%
Central and South America (excluding Chile)	11%	10%	10%
Asia and Others	20%	21%	20%

We sell our specialty plant nutrition products globally mainly through our own worldwide network of commercial offices and distributors.

We have restructured the Qrop products portfolio to include a chloride-free line for direct application to the soil with a variety of specialized formulas and unique mixtures, which make these products highly accurate and quickly available for the plant. We have developed marketing channels, brands (Ultrasol, Champion, Sangral, Qrop, Speedfol), supply chain, and mixing and packaging plants to be able to reach practically the entire world with our products and have a direct presence in the main markets  of America, Europe, South Africa, and China.)

During 2022 we continued with the growth in sales of differentiated fertilizers such as Ultrasoline for  improved root growth and optimal nitrogen metabolism, ProP for greater efficiency in phosphorus absorption, Prohydric which allows for fertilization and more efficient water use.

We maintain inventory of our specialty plant nutrients in our commercial offices in our main markets in order to facilitate prompt deliveries to customers. Sales are made pursuant to spot purchase orders or short-term contracts.

As part of our marketing strategy, we provide technical and agronomical assistance to our clients. We have specific knowledge resulting from extensive research and numerous studies conducted by our agronomical teams in close contact with producers throughout the world. The solid agronomical knowledge is key for the development of specific formulas and hydroponic and fertigation nutritional plans, which allows us to provide expert advice.

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

In the Chilean market, we offer a wide range of products developed specifically for the crops grown in the country which require specialty plant nutrients.

We sell local products as well as products imported from different countries around the world.

Specialty Plant Nutrition: Competition

The principal means of competition in the sale of specialty nutrients are product quality, logistics, agronomic service expertise and price.

We believe that we are the world’s largest producer of potassium nitrate for agricultural use. Our potassium nitrate products compete indirectly with specialty and commodity substitutes, which may be used by some customers instead of potassium nitrate depending on the type of soil and crop to which the product will be applied.

Our sales accounted for approximately 45% of global agricultural potassium nitrate sales by volume during 2022. In the potassium nitrate market, our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of agricultural potassium nitrate by Haifa accounted for approximately 22% of total world sales during 2022 (excluding sales by Chinese producers to the domestic Chinese market). Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. We estimate that sales of agricultural potassium nitrate by Kemapco accounted for approximately 12% of total world sales during 2022.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

Iodine and its Derivatives

We believe that we are the world’s largest producer of iodine. In 2022, our revenues from iodine and iodine derivatives amounted to US$754.3 million, representing 7.0% of our total revenues in that year and an increase from US$437.9 million in 2021. This increase was primarily attributable to slightly higher sales volumes and significantly higher average prices during 2022. Average iodine prices were more than 66.3% higher in 2022 than in 2021. Our sales volumes increased approximately 3.6% in 2022. We estimate that our sales accounted for approximately 33% of global iodine sales by volume in 2022.

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2022, 2021 and 2020:

	2022	2021	2020
Sales volumes (Th. MT)
Iodine and derivatives	12.7	12.3	9.7
Total revenues (in US$millions)	754.3	437.9	334.7

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

X-ray contrast media is the leading application of iodine, accounting for approximately 31% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 13%; iodophors and povidone-iodine, 8%; animal nutrition, 8%; fluoride derivatives, 8%; biocides, 5%; nylon, 3%; human nutrition, 3% and other applications, 11%.

During 2022, the demand for iodine increased approximately 2% compared to 2021. Main drivers of this increase were in the X-ray contrast media market, in which demand grew by approximately 6% compared to 2021, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies, mainly China.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, Chile, and our Pedro de Valdivia plant, close to María Elena, Chile. We have a total production capacity of approximately 14,800 metric tons per year of iodine, including the Iris plant, which is located close to the Nueva Victoria plant.

Through Ajay SQM Group (“ASG”), we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is one of the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our iodine business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO 9001:2015 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

Iodine: Marketing and Customers

In 2022, we sold our iodine products in approximately 50 countries to approximately 258 customers, and most of our sales were exports. Two customers each accounted for more than 10% of our iodine revenues in 2022. These two customers accounted for approximately 41% of revenues, and our ten largest customers accounted in the aggregate for approximately 75% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2022	2021	2020
North America	19%	23%	27%
Europe	38%	40%	42%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	2%	3%
Asia and Others	41%	34%	27%

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

Iodine is produced in Chile from a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Five Chilean companies accounted for approximately 58% of total global sales of iodine in 2022, including SQM, with approximately 33%, and four other producers accounting for the remaining 25%. The other Chilean producers are Atacama Chemical S.A.C. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 26% of global iodine sales in 2022, including recycled iodine.

We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2022.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.

We estimate the 17% of the iodine supply comes from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies.

Our annual average iodine sales prices increased to approximately US$59 per kilogram in 2022, from the average sales prices of approximately US$36 per kilogram observed in 2021.

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

Lithium and its Derivatives

In 2022, our revenues from lithium sales amounted to US$8,152.9 million, representing 76.1% of our total revenues. We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 20% of the global lithium chemicals sales volumes.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2022, 2021 and 2020:

	2022	2021	2020
Sales volumes (Th. MT)
Lithium and derivatives	156.8	101.1	64.6
Total revenues (in US$millions)	8,152.9	936.1	383.4

Our revenues in 2022 were US$8,152.9 million, a 771% increase from US$936.1 million in 2021, due to higher average prices and higher sales volumes during the year. The average price for 2022 was approximately 462% higher than the average price in 2021. Our sales volumes increased approximately 55% in 2022.

Lithium: Market

The lithium market can be divided into (i) lithium minerals for direct use (a market in which SQM does not participate directly), (ii) basic lithium chemicals, which include lithium carbonate and lithium hydroxide (as well as lithium chloride, from which lithium carbonate may be made), and (iii) inorganic and organic lithium derivatives, which include numerous compounds produced from basic lithium chemicals (a market in which SQM does not participate directly).

Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 90% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 70% of total lithium demand in 2022.

There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases heat-resistant glass (ceramic glass), chips for the ceramics and glaze industry, chemicals for air conditioning, as well as other pharmaceutical synthesis and metal alloys.

Lithium’s main properties, which facilitate its use in this range of applications, are that it:

●	is the lightest solid metal and element at room temperature;
●	is low density;
●	has a low coefficient of thermal expansion;

●	has high electrochemical potential; and
●	has a high specific heat capacity.

During 2022, lithium chemicals demand increased by approximately 43%, reaching approximately 760,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Carmen Lithium production facility, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama. The annual production capacity of our lithium carbonate plant at the Carmen Lithium production facility is now 180,000 metric tons per year. We are in the process of increasing our production capacity to 210,000 metric tons per year by 2025. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers of lithium worldwide.

We also produce lithium hydroxide at the Carmen Lithium production facility, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 30,000 metric tons per year and we are in the process of increasing this production capacity to 100,000 metric tons per year by 2025. In addition, we are developing the Mt. Holland lithium project in Australia through our joint venture with Wesfarmers, which we expect will have a total production capacity of 50,000 metric tons when completed.

Lithium: Marketing and Customers

In 2022, we sold our lithium products in approximately 41 countries to approximately 198 customers, and most of our sales were to customers outside of Chile. During 2022, 93% of our sales of lithium were in Asia. One customer accounted for approximately 19% of our lithium revenue in 2022. Our ten largest customers accounted in the aggregate for approximately 60% of revenues. One supplier accounted for approximately 80% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2022	2021	2020
North America	2%	5%	7%
Europe	5%	8%	13%
Chile	0%	0%	0%
Central and South America (excluding Chile)	0%	1%	0%
Asia and Others	93%	86%	80%

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made based on spot purchase orders or through different supply contracts. The contracts generally specify minimum and maximum annual sales volumes commitments while prices are adjusted periodically based on different price indices established in the market.

Lithium: Competition

Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2022, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. With total sales of approximately 156,800 metric tons of lithium carbonate and hydroxide, SQM’s market share of lithium chemicals was approximately 20% in 2022. The main competitors in the lithium market with their estimated market share are: Albemarle (16%), Tianqi Lithium Corp. (7%), Jiangxi Ganfeng Lithium Co (6%), Livent Corporation (3%), and Allkem (4%).

Tianqi is also a major shareholder of ours, holding approximately 22.16% of our shares as of March 15, 2023.

We believe that lithium production will continue to increase this decade, in response to an increase in demand growth. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.

Potassium

In 2022, our potassium chloride and potassium sulfate revenues amounted to US$437.2 million, representing 4.1% of our total revenues and a 4.9% increase compared to 2021, as a result of increased average prices. We estimate that we accounted for less than 1% of global sales of potassium chloride in 2022.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2022, 2021 and 2020:

	2022	2021	2020
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	480.5	893.2	726.7
Total revenues (in US$millions)	437.2	416.6	209.3

Our revenues in 2022 were US$437.2 million, a 4.9% increase from US$416.6 million in 2021, due to significantly higher prices and higher sales volumes during the year. The average price for 2022 was approximately 95.1% higher than the average prices in 2021. Our sales volumes in 2022 were approximately 46.2% lower than sales volumes reported during 2021.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. We estimate that demand in 2022 reached approximately 61 million metric tons, a decrease from approximately 70 million tons during 2021, mostly as a result of sanctions from product coming from Belarus and Russia.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 45% of world potassium demand, including corn (14%), rice (12%), wheat (16%), soybeans (9%) and sugar (2%). Other uses represented about 47%.

Potassium: Our Product

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium and other salts.

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

Some benefits that may be obtained through the use of potassium are:

●	increased yield and quality;
●	increased production of proteins;
●	increased photosynthesis;
●	intensified transport and storage of assimilates;
●	prolonged and more intense assimilation period;
●	improved water efficiency;
●	regulated opening and closure of stomata; and
●	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, giving us improved flexibility and market coverage.

Potassium: Marketing and Customers

In 2022, we sold potassium chloride and potassium sulfate to approximately 467 customers in approximately 32 countries. One individual customer accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2022, representing approximately 11% of our revenues in the business line. We estimate that our ten largest customers accounted in the aggregate for approximately 49% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2022	2021	2020
North America	16%	14%	19%
Europe	6%	8%	14%
Chile	15%	12%	11%
Central and South America (excluding Chile)	41%	51%	35%
Asia and Others	22%	14%	21%

Potassium: Competition

We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2021. Our main competitors are Nutrien, Uralkali, Belaruskali and Mosaic. We estimate that in 2022, Nutrien accounted for approximately 21% of global sales, Uralkali accounted for approximately 15% of global sales, Mosaic accounted for approximately 13% of global sales and Belaruskali accounted for approximately 10% of global sales.

Industrial Chemicals

In 2022, our revenues from industrial chemicals were US$165.2 million, representing approximately 1.5% of our total revenues for that year.

The following table shows our sales volumes of industrial chemicals and total revenues for 2022, 2021 and 2020:

	2022	2021	2020
Sales volumes (Th. MT)
Industrial chemicals	147.0	174.5	225.1
Total revenues (in US$millions)	165.2	132.0	160.6

Revenues for industrial chemicals increased to US$165.2 million in 2022 from US$132.0 million in 2021, as a result of higher sales volumes in this business line, which offset lower sales volumes. Sales volumes in 2022 decreased 15.8% compared to sales volumes reported last year, while average prices in the business line increased 48.6% during 2022 compared to average prices reported during 2021.

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

Industrial Chemicals: Our Products

We produce and sell three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, metal treatment, metal recycling and the production of insulation materials, adhesives, among other uses. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics, enamel industries, metal treatment and pyrotechnics. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling and in food processing, among other uses.

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products, including prilled grades, for industrial applications. The grades differ mainly in their chemical purity. We have operational flexibility in producing industrial grade nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other in response to market conditions. This flexibility allows us to maximize yields and to reduce commercial risk. In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

Industrial Chemicals: Marketing and Customers

In 2022, we sold our industrial nitrate products in approximately 58 countries, to approximately 261 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2022, accounting for approximately 27.3%, and our ten largest customers accounted in the aggregate for approximately 54.6% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues for 2022, 2021 and 2020:

Revenues breakdown	2022	2021	2020
North America	36%	23%	15%
Europe	17%	14%	7%
Chile	1%	3%	3%
Central and South America (excluding Chile)	7%	6%	3%
Asia and Others	39%	55%	72%

Our industrial chemical products are marketed mainly through our own network of offices, logistic platforms, representatives and distributors. We maintain updated inventories of our stocks of sodium nitrate and potassium nitrate, classified according to graduation, to facilitate prompt dispatch from our warehouses. We provide support to our customers and continuously work with them to improve our service and quality, together with developing new products and applications for our products.

Industrial Chemicals: Competition

We believe that we are one of the world’s largest producers of industrial sodium nitrate and potassium nitrate. In 2022, our estimated market share by volume for industrial potassium nitrate was 60% and for industrial sodium nitrate was 39% (excluding domestic demand in China and India).

Our competitors in sodium nitrate are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In sodium nitrate, BASF AG, a German corporation, and several producers in Eastern Europe and China are competitive since they produce industrial sodium nitrate as a by-product. Our industrial sodium nitrate grades also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications in place of sodium nitrate and are available from a large number of producers worldwide.

Our main competitors in the industrial potassium nitrate business are Haifa Chemicals, Kemapco and some Chinese producers, which we estimate had a market share of 9%, 5% and 17%, respectively, in 2022. We estimate that our market share was approximately 60% for 2022.

Producers of industrial sodium nitrate and industrial potassium nitrate compete in the marketplace based on attributes such as product quality, delivery reliability, price, and customer service. Our operation offers both products at high quality and with low cost.

In the industrial potassium chloride market, we are a relatively small producer, mainly focused on supplying regional needs.

Other Products

SQM also derives revenue from the commercialization of third-party fertilizers (specialty and commodity). These fertilizers are traded in large volumes worldwide and are used as raw material for our specialty mixes or to complement our product portfolio. We have developed commercial management, supply, flexibility and inventory management capabilities that allow us to adapt to the changing fertilizer market in which we operate and obtain profits from these transactions.

Production Process

Our integrated production process can be classified according to our natural resources:

●	caliche ore deposits, which contain nitrates, iodine and potassium; and
●	brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2022, our mining operations were concentrated in the First Region where we mainly worked in the mining sector Tente en el Aire and in the mining sectors Nueva Victoria Oeste, Norte and Torcaza. The Second Region mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and the Pedro de Valdivia site were suspended in March 2010, November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.

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

The mining process generally begins with bulldozers first removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. The ore is loaded onto off-road trucks, which take it to the leaching heaps to be processed.

During 2022, SQM implemented two continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.

The run of mine ore is loaded in heaps and leached with water to produce concentrated solutions containing iodine, nitrate and potassium. These solutions are treated at our iodide plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions, which are rich in nitrates and potassium, are subsequently sent to solar evaporation ponds where the solutions are evaporated and after iodide is obtained, nitrate and potassium salts are produced. These concentrated salts are then sent to Coya Sur where they are used to produce potassium nitrate and sodium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2022, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur. Crystallized sodium nitrate is processed at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. The brines generated by the leaching process at Pedro de Valdivia are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur are added. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and creating formed sodium chloride as a by-product. Depending on the specifications of the required product, it is subjected to an adiabatic or atmospheric cooling process to obtain the required quality.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,300,000 metric tons per year. During 2022, we worked on several initiatives to improve productivity, including the commencement of the construction of a new magnesium abatement plant in Sur Viejo which will allow for high content potassium nitrate salt recovery from potassium salts from the Salar de Atacama. We also began the removal of magnesium in nitrates from Pedro de Valdivia by using high sulfate salts from Pampa Blanca that allow for improved nitrate recovery during the evaporation ponds process.

The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheinland under the quality standard ISO 9001:2015.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is supplied together with the crystallized potassium nitrate to the prilling plant where it is mixed producing sodium potassium nitrate, which is then melted and prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers and distributors.

The core production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate discussed above. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2022, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) and Pedro de Valdivia. Iodine is extracted from solutions produced by leaching caliche ore.

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

Prilled iodine is tested for quality control purposes, using international standard procedures. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have been certified by TÜV-Rheinland under the ISO 9001:2015 program, providing third-party certificationof our quality management system. The last recertification process was approved in November 2020, valid through 2023.

Our total iodine production in 2022 was 12,350 metric tons predominately from Nueva Victoria. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria, along with the ramp-up of our new iodide plant in Nueva Victoria, our total current  production capacity at our iodine production plants is approximately 14,800 metric tons per year, this considers efficiency projects at the Nueva Victoria prilling plant. Currently, all the finished iodine is produced in Nueva Victoria, since production at the Pedro de Valdivia plant has been suspended since November 2021 and will be restarted as more iodine production capacity is needed.

In November 2021, the Tarapacá Environmental Assessment Commission environmentally authorized the Tente en el Aire project, which allows the productive capacities of the Nueva Victoria Faena facility to be increased, incorporating seawater for its processes. This project expects to incorporate the use of up to 900 liters per second of seawater, increasing the mine area and allowing for increased production of iodine and nitrate salts.

In parallel, work is being done on the new Pampa Orcoma project in the Tarapacá Region. This has an approved RCA for 2,500 tons of iodine per year and 320,000 tons of nitrate-rich salts per year, in addition to the use of 200 liters/second of seawater for the leaching operation. Currently, progress is being made with the processing of the necessary permits for its exploitation.

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

The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Corfo Agreements, which expire in 2030. The Corfo Agreements, as amended in January 2018, permits the CCHEN to establish a total accumulated production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) then remaining from the originally authorized amount. See “Item 10.C. Material Contracts – Corfo Agreements.”

For the year ended December 31, 2022, revenues related to products originating from the Salar de Atacama represented 80% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Corfo Agreements. As of December 31, 2022, only 8 years remain on the term of the Corfo Agreements.

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

In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine, results in a crystallized mixture of salts with various content levels of potassium, sodium and magnesium. In the first stage of the evaporation process, sodium chloride salts (halite) precipitate, they are then harvested and removed; these salts have the potential to be used in the copper mining process. In the second stage of the evaporation process, the remaining brine from the first stage is transferred to other evaporation ponds where potassium chloride salts together with sodium chloride (sylvinite) precipitate, these salts are harvested and then sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and treated at one of the cold leach plants where magnesium is removed. Part of the potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. The use of potassium chloride salts as a raw material in Coya Sur allows us to capture significant savings, as it allows us to use potassium salts with different qualities and to avoid buying and importing potassium chloride from external sources.

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

Lithium Chloride Solution and Lithium Carbonate

After the production and precipitation of the potassium chloride salts, a portion of the solutions remaining is sent to additional solar evaporation ponds adjacent to the potassium evaporation ponds. At this stage, the solution is purified and concentrated by precipitation to remove impurities it may still contain, including calcium, sulfate, potassium, sodium and magnesium, reaching a lithium concentration level of approximately 5-6%. The next  step is the process of concentration and purification of the remaining concentrated solution of lithium chloride, which is transported by truck to the Carmen Lithium production facilities located near Antofagasta, approximately 190 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.

The production capacity of our lithium carbonate facility at the end of 2022 was 180,000 metric tons per year.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the Corfo Agreements mentioned above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheinland under ISO 9001:2015 since September 2018.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have three lithium hydroxide plants, one of which entered into operations at the end of March 2022, and have a total production capacity of 30,000 metric tons per year at the end of 2022. These plants are located at the Carmen Lithium production facility, adjacent to our lithium carbonate operations.

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

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride obtained as a by-product of this process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex, we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the Salar de Atacama. Depending on the conditions for the optimization of the deposit operation and/or market conditions, potassium sulfate production can be modified to produce potassium chloride.

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

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, lithium hydroxide and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production), calcium oxide, sulfuric acid, hydrochloric acid, kerosene, sulphur, anti-caking and anti-dust agents, calcium oxide, potassium carbonate, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 00% of our cost of sales in 2022.

Since 2017, we have been connected to the central grid, which supplies electricity to the majority of cities and industries in Chile. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by Power Purchase Agreements  that we entered into with Empresa Eléctrica Cochrane SpA (an AES affiliate) on December 31, 2012.

For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019 and some annual contracts to supply possible increases in demand. In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas at the Carmen Lithium production facility and the Salar de Atacama.

We obtain ammonium nitrate, sulfuric acid, hydrochloric acid, kerosene, sulphur, calcium oxide and soda ash from several large suppliers, mainly in Chile,,the United States and Europe, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our lithium carbonate and lithium hydroxide production processes at the Carmen Lithium production facility, and we also purchase potable water from local utility companies.

We have proposed projects which would allow us to use seawater in the future. These seawater projects could face timing issues, have permits uncertainty which make them difficult to develop and construct.

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

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period, and to subsequently request a corresponding exploitation concession.

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

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes to the Chilean Constitution could impact a wide range of rights, including mining rights and water rights, and could affect our business, results of operations and financial conditions.” and “—Changes in water rights laws and other regulations could affect our operating costs.” The Chilean Constitution, the Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial conditions and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authorities. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

In 2005, Law No. 20,026, known as the “Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera) or the “Royalty Law”, established a tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the Royalty Law and taxes were increased.

On February 24, 2020, Law No.21,210 the “Law to Modernize the Tax Legislation” was published. As a result of these reforms, open stock corporations, such as SQM, are subject to the general corporate tax rules. The corporate tax rate that applies to us increased to 27% in 2018.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial conditions and results of operations.

We are also subject to the Chilean Labor Code and the Subcontracting Law, which are overseen by the Labor Authority (Dirección del Trabajo), the National Geology and Mining Service (Servicio Nacional de Geología y Minería) or “Sernageomin”, and the National Health Service. Recent changes to these laws and their application may have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.”

In addition, we are subject to Law No. 20,393, which establishes criminal liability for legal entities, for crimes such as, (a) asset laundering, (b) financing terrorism, (c) bribery and (d) obliging employees to breach sanitary restrictions ordered by the local authorities. Potential sanctions for violations under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the corporation executing contracts with governmental entities, and (iv) dissolution of the corporation.

We are subject to the Securities Market Law and Law No. 18,046 on Corporations (Ley de Sociedades Anónimas) or the “Chilean Corporations Act”, which regulates corporate governance of public companies. Specifically, the Chilean Corporations Act regulates, among other things, independent director requirements, disclosure obligations to the general public and to the CMF, as well as regulations relating to the use of inside information, the independence of external auditors, and procedures for the analysis of transactions with related parties. See “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions.”

Law No. 21,455, which was published in the Official Gazette on June 21, 2022, establishes a legal framework for facing the challenges derived from climate change and complying with the Chilean State’s international commitments regarding such issue. Law No. 21,455, amends the Chilean Corporations Act to recquire open stock corporations registered in the Securities Register to periodically provide information to CMF in connection with the impact of their activities on the environment and climate change.

Law No. 21,521, which was published in the Official Gazette on January 4, 2023, seeks to promote competition and financial inclusion in financial services through innovation and technology. Law No. 21,521 regulates the following financial services: (i) crowdfunding platforms; (ii) alternative systems for the transaction of financial instruments or securities; (iii) credit advice; (iv) investment advice (v) custody of financial instruments; (vi) order routing, and (vii) intermediation of financial instruments. In addition, Law No. 21,521 amends the Chilean Corporations Act to increase by 2,000 (or the higher number determined by the CMF) the number of shareholders that a closed corporation must have to be required to register its shares in the Securities Registry and become an open stock corporation. Law No. 21,521 also amends the Securities Market Law to establish a simplified regime for debt securities, which will be detailed by the CMF.

There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 20 to our consolidated financial statements and below under “Safety, Health and Environmental Regulations in Chile.”

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”) and Law No.16,744 of the Labor Code relating to workplace accidents and occupational diseases (“Law No. 16,744”).

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

In November 2011, the Ministry of Mining enacted Law No. 20,551 that regulates the closure of mining sites and facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered became effective in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines. In 2022, updates of the Pedro de Valdivia and Tocopilla sites were approved and the process continued according to the comments received. During 2022, Sernageomin approved the updates to the closure plans of the Salar de Atacama, Carmen lithium chemical plant, Coya Sur, Nueva Victoria and Orcoma. The approval updates for the closure plans of the Pampa Blanca and Maria Elena sites are still pending.

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

Since our sustainable development plan was announced, we have participated in voluntary qualifications such as Ecovadis, international certifications such as Responsible Conduct from the Association of Chemical Industries of Chile,

Protect&Sustain from the International Fertilizer Association, ISO 14001, ISO 45001 and ISO 50001, and the Standard IRMA Certification Audit, to promote responsible mining.

In 2021, the Port of Tocopilla was certified for Responsible Conduct, obtaining level 2 certification. Likewise, during 2022, the Nueva Victoria Site was recertified, obtaining level 1 certification. On the other hand, the Protect&Sustain certification applies to the operations of Coya Sur, Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla.

During 2022, the external IRMA certification audit (phase 2) began in the Salar de Atacama operation, and we expect to receive the final results during 2023.

Regarding the ISO management systems, the Port of Tocopilla was certified in January 2022 in ISO 14001. We completed the phase 2 of ISO 14001 and 45001 certification process in the Salar de Atacama and the Carmen chemical plant, and continued with the implementation process of ISO 50001 in the Salar de Atacama and Nueva Victoria to support decarbonization goals associated with energy management systems.

During 2022, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. We evaluated ourselves in Carbon Disclosure Project (CDP) where we received a category B rating, which is in the management band, higher than the South American region average (category C) and higher than the Chemicals sector average (category B-).

We have submitted and will continue to submit environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

International Regulations

We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following implemented during 2022:

In 2019, Regulation (EU) 2019/1009 was published, which establishes provisions regarding the marketing of fertilizing products and repeals Regulation (EC) No. 2003/2003. Regulation (EU) 2019/1009 entered into force in July 2022 and changed the way fertilizers are placed in the EU market. All products manufactured by SQM in Chile meet the requirements of Regulation (EU) 2019/1009 and the applicable type of conformity assessment has been carried out. We have also evaluated and continue to evaluate if raw materials from third parties for the manufacturing of water soluble NPK formulas produced in The Netherlands and Spain meet the new requirements of Regulation (EU) 2019/1009.

We continue our active participation as a member of the Standing Committee on Precursors of the European Commission, which monitors and assists in the implementation of Regulation (EU) 2019/1148 on the marketing and use of explosive precursors. The invoices and safety data sheets of our products covered by Regulation (EU) 2019/1148 inform of such a condition so that our European users are informed and can take the pertinent measures.

Regulation (EC) 1907/2006 (REACH) is the main framework for chemical’s control in the EU. SQM has acted as lead registrant for four substances: iodine, sodium nitrate, potassium nitrate and urea phosphate. During 2022, the EU REACH iodine dossier was successfully updated, and we continue the process for the other three substances with the aim of updating their dossiers during 2023. At the end of 2022, Commission Regulation (EU) 2020/878 replaced Annex II to REACH introducing changes to safety data sheets, a key hazard communication tool. SQM adjusted its documents to the new format accordingly.

Commission Delegated Regulation (EU) 2021/849 amended Part 3 of Annex VI to Regulation (EC) No 1272/2008 which introduced new concentration limits for boric acid, a micronutrient used in water soluble NPK formulas. This amendment is effective beginning December 2022 and the hazard classification of all formulas containing boric acid were reviewed and updated when needed. Downstream users were all notified accordingly.

In other jurisdictions, in 2022 we continued our work for the registrations of products under other similar chemicals control regulations, including UK REACH, Turkey REACH and Korea REACH.

In the field of international transport, SQM actively participated through the Chilean Chemical Industry Association in the 36th and 37th meetings of the Editorial and Technical Group and the 8th meeting of the Sub-Committee on Carriage of Cargoes and Containers of the International Maritime Organization (IMO) proposing new entries for potassium nitrate and sodium nitrate in the IMSBC Code and modifications to SP 964 in the IMDG Code.

Research and Development, Patents and Licenses

See “Item 5.C. Research and Development, Patents and Licenses.”

4.C. Organizational Structure

All of our principal operating subsidiaries are essentially wholly owned, except for SQMC, which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2022.

			SQM Beneficial
		Country of	Ownership Interest
Principal subsidiaries	Activity	Incorporation	(Direct/Indirect)
SQM Nitrates S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Salar S.A.	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasios S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
Servicios Integrates de Transitos y Transferencias S.A. (SIT)	Owns and operates a rail transport system and also owns and operates the Tocopilla port facilities	Chile	100%
Orcoma Estudios SPA	Holds permits and studies of the Orcoma Project	Chile	100%
Orcoma SPA	Holds environmental permits and mining tenement of the Orcoma Project	Chile	100%
Sociedad Contractual Minera Bufalo	Mining exploration	Chile	100%
RS Agro Chemical Trading Corporation A.V.V.	A finance vehicle	Aruba	100%
Soquimich Comercial S.A.	Markets SQM’s specialty plant nutrition products domestically and imports fertilizers for resale in Chile	Chile	61%
Ajay-SQM Chile S.A.	Produces and markets SQM’s iodine and iodine derivatives	Chile	51%
Sales and distribution subsidiaries in the United States, Argentina, Belgium, Brazil, China, Colombia, Ecuador, Mexico, Peru, South Africa, Spain, and other locations.	Market SQM’s products throughout the world	Various

For a list of all our consolidated subsidiaries, see Note 2.5 to our consolidated financial statements.

4.D. Property, Plant and Equipment

Mineral Reserves and Resources

Information concerning our mining properties in this Annual Report on Form 20-F has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K. Among other things, subpart 1300 of Regulation S-K requires disclosure of mineral resources, in addition to mineral reserves, as of December 31, 2022, both in the aggregate and for each of our individually material mining properties. Our mineral reserves and resources are estimated by individuals deemed Qualified Persons (QP) according to the standards set forth in subpart 1300 of Regulation S-K.

SQM believes it is a production stage company based on the classification of its material properties. SQM reports mineral resource and reserve estimates for development and production stage projects, following the classification done by SQM of its material properties. See the individual property disclosures below for further details regarding the mineral rights, titles, property size, permits and other information for our significant mineral extraction properties.

Mineral resources and reserves are defined in subpart 1300 of Regulation S-K as follows:

●	Mineral resource. A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
●	Mineral reserve. An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Under subpart 1300 of Regulation S-K, mineral resources may not be classified as mineral reserves unless the determination has been made by a QP that such mineral resources can be the basis of an economically viable project. The conversion of reported mineral resources to mineral reserves should not be assumed.

Mineral resource classifications are differentiated under subpart 1300 of Regulation S-K, in part, as follows:

●	Measured resource. That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
●	Indicated resource. That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
●	Inferred resource. That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

Caliche

Geologists and mining engineers who are QPs prepare our estimates of caliche ore resources and reserves. The resource and reserve figures presented below are estimates and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore resources and reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drillholes and other openings. Drillholes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows us to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches.

Salar de Atacama

Hydrogeologists and geologists who are QPs prepare our estimates of the resource and reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions through Corfo covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis.

Mt. Holland

Geologists and mining engineers who are QPs prepared the mineral resource and reserve estimation for lithium hydroxide contained in pegmatites at Mt. Holland. The mineral reserve has been calculated from the mine plan created from the mineral resource estimation. Wireframes for the geological domains are defined by mineralization style and based on a cut-off grade of 0.5% lithium oxide.

Mining Rights

The discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “El Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of El Norte Grande. From these brines we primarily produce products based on potassium, sulfate, and lithium. Our spodumene mining interests are located in Mt. Holland in Western Australia. From spodumene, we produce lithium hydroxide.

The map below shows the location of our principal mining operations in Chile and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

N
W
E
S
Republic of Chile
Chilean Antartic Territory
South Pole
ARICA
XV Region
PAMPA ORCOMA
IQUIQUE
I Region
NUEVA VICTORIA
TOCOPILLA
II Region
MARIA ELENA
COYA SUR
PEDRO DE VALDIVIA
CALAMA
SALAR DE ATACAMA
PAMPA BLANCA
ANTOFAGASTA
BUFALO
PLANTA QUÍMICA CARMEN
TALTAL
100 Kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSION
EXPLOTATION CONCESSION LEASED TO CORFO
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:4.000.000

0 20 40 80 120 160 Kilometers

Date: December 31, 2022

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

Figure 1. Location of SQM mining operations in Chile and the exploitation and exploration mining concessions.

The map below shows the location of our principal mining operations in Australia and the exploitation and exploration mining concessions that have been granted to the Mt. Holland Joint Venture.

115°E
116°E
117°E
118°E
119°E
120°E
121°E
122°E
31°S
32°S
33°S
34°S
35°S
Kalgoorlie
Southern Cross
Perth
Mine and Concentrator
Kwinana Refinery
Esperance
Albany
Project Tenements
Outline
119°0'E
119°15'E
119°30'E
119°45'E
31°0'S
31°15'S
31°30'S
31°45'S
32°0'S
32°15'S
32°30'S
Southern Cross
94
Mine and Concentrator
0 10 20 30 km
755000
760000
765000
6450000
6445000
6440000
6435000
N
0 2.5 5 km
Map Grid of Australia
(MA94) Zone 50

Figure 2. Location of Mt. Holland JV mining operations in Australia and the exploitation and exploration mining concessions.

Mining Concessions in Chile

We hold our mining rights in Chile pursuant to mining concessions for exploration and exploitation of mining resources granted pursuant to applicable law in Chile. For a discussion of the mining concessions, see “Material Individual Properties — El Norte Grande — Mining Concessions for the Exploration and Exploitation of Caliche Ore” and “—Salar de Atacama Mining Concessions for Exploitation of Brines.”

As of December 31, 2022, approximately 56% of SQM’s mining interests in Chile were held pursuant to Mining Exploitation Concessions and 0.44% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 98% already have been granted pursuant to applicable Chilean law, and approximately 2% are in the process of being granted. Of the Mining Exploration Concessions, approximately 100% already have been granted pursuant to applicable Chilean law.

In 2022, we made payments of US$7.3 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Corfo Agreements, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2022:

	Exploitation		Exploration
	Concessions		Concessions		Total
	Total		Total		Total
Region of Chile	Number	Hectares	Number	Hectares	Number	Hectares
Region I	2,743	514,519	2	1,000	2,745	515,519
Region II	8,921	2,345,120	17	10,900	8,938	2,356,020
Region III and others	456	104,921	3	500	459	105,421
Total	12,120	2,964,560	22	12,400	12,142	2,976,960

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Chilean National Geology and Mining Survey (Sernageomin), indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

Mt. Holland Mining Rights

The Mt. Holland Lithium project development envelope for the Mine and Concentrator is spread across three core mining tenements (M77/1065, M77/1066 & M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4,606 hectares. A summary map showing the main tenements is provided in Figure 2.

The majority of the project properties are currently registered in equal parts to MH Gold, an affiliate of Wesfarmers Limited, and SQM Australia, an affiliate of SQM. Other exploration rights in the Mt. Holland project are registered to MH Gold Pty Ltd or Montague Resources Australia Pty Ltd, both ultimately controlled by Wesfarmers Chemicals, Energy and Fertilizers (WesCEF). The project is a joint venture, in which SQM owns 50% and Wesfarmers Limited owns the remaining 50% (the “Mt. Holland JV”), and is managed by Covalent Lithium Pty Ltd (“Covalent”), an entity owned 50% by SQM and 50% by Wesfarmers. Covalent is not the registered holder or applicant of the project properties under the Mining Act of 1978 (WA) (Mining Act). Covalent and the joint venturers have entered into an access agreement with Montague and MH Gold that authorizes the Mt. Holland JV to access those properties as required for the purpose of the project.

Costs

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2022		2021		2020
	Gross		Gross		Gross
	Margin	Price	Margin	Price	Margin	Price
Iodine and Derivatives	63%	US$59/kg	45%	US$36/kg	50%	US$35/kg
Specialty Plant Nutrition	38%	US$1,383/ton	29%	US$787/ton	23%	US$677/ton
Industrial Chemicals	32%	US$1,124/ton	17%	US$757/ton	26%	US$713/ton

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2022		2021		2020
	Gross		Gross		Gross
	Margin	Price	Margin	Price	Margin	Price
Potassium Chloride and Potassium Sulfate	56%	US$910/ton	39%	US$466/ton	11%	US$288/ton
Lithium and Derivatives	55%	US$52,000/ton	47%	US$9300/ton	23%	US$5,931/ton

Summary of Mineral Reserves and Resources

The following tables summarize our estimated mineral reserves and resources as of December 31, 2022. The quantity of the mineral resources is estimated on an in situ basis as attributable to us. Mineral resources are reported exclusive of mineral reserves. The quantity of the mineral reserves is estimated on a saleable product basis as attributable to us. The relevant technical information supporting mineral reserves and resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries (“TRS”) filed as Exhibits 96.1, 96.2, 96.3 and 96.4 to this Annual Report on Form 20-F.

Summary Mineral Reserves at End of the Fiscal Year Ended December 31, 2022(1)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount	Grade	Amount	Grade	Amount	Grade
	(Vol Mm3)	(% Li by weight)	(Vol Mm3)	(% Li by weight)	(Vol Mm3)	(% Li by weight)
Lithium—Brines:(2), (3), (4), (5)	143	0.20	107	0.20	250	0.20
Salar de Atacama, Chile

	Amount	Grade	Amount	Grade	Amount	Grade
	(MT)	(Li2O%)	(MT)	(Li2O%)	(MT)	(Li2O%)
Lithium—Pegmatite: (6)
Mt. Holland, Australia	10.8	1.48	31.2	1.6	42	1.57

		Grade		Grade		Grade
	Amount	(% K by	Amount	(% K by	Amount	(% K by
	(Vol Mm3)	weight)	(Vol Mm3)	weight])	(Vol Mm3)	weight)
Potassium: (2), (3), (4), (5)	143.0	2.33	107.0	2.16	250	226.0
Salar de Atacama, Chile

		Grade		Grade		Grade
	Amount	(% NO3 by	Amount	(% NO3 by	Amount	(% NO3 by
	(MT)	weight)	(MT)	weight)	(MT)	weight)
Nitrate: (7), (8), (9)
El Norte Grande Caliche, Chile
Pedro de Valdivia	99	9.1	112	5.8	211	7.3
Maria Elena	94	8.1	10	6.9	104	8.0
Pampa Blanca	35	6.3	498	4.7	533	4.8
Nueva Victoria	220	5.9	553	5.1	773	5.3
Pampa Orcoma	—	—	309	6.9	309	6.9
Total	448	7.1	1,482	5.4	1,930	5.8

		Grade		Grade		Grade
	Amount	(I2 parts per	Amount	(I2 parts per	Amount	(I2 parts per
	(MT)	million)	(MT)	million)	(MT)	million)
Iodine: (7), (8), (9)
El Norte Grande Caliche, Chile
Pedro del Valdivia	99	522	112	366	211	439
Maria Elena	95	491	10	374	105	480
Pampa Blanca	35	552	498	480	533	485
Nueva Victoria	220	441	553	415	773	422
Pampa Orcoma	—	—	309	413	309	413
Total	449	478	1,482	432	1,930	443
(1)	Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(2)	Salar de Atacama, Chile. The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire life of mine (LoM) is approximately 52% for lithium and approximately 74% for potassium.
(3)	Salar de Atacama, Chile. The average lithium and potassium concentration is weighted by the simulated extraction rates in each well.
(4)	Salar de Atacama, Chile. The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$15,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(5)	Salar de Atacama, Chile. This reserve estimate differs from the in-situ base reserve previously reported (SQM, 2020) and considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Lease Agreement in 2030 (end of LoM). The Qualified Persons for the Mineral Reserves are Rodrigo Riquelme and Gino Slanzi.

(6)	Mt. Holland, Australia. Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly spodumene mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%. Tantalum recovery is estimated at 0%. A total operating cost of US$4,979 per metric ton for Lithium hydroxide production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in a mineral reserves cut-off grade of 0.5% lithium oxide based on a selling lithium hydroxide price of US$11,000 per ton FOB. The Qualified Person for the Mineral Reserves is David Billington with an effective date: December 15, 2021. No material changes have been reported since that date.
(7)	El Norte Grande Caliche, Chile. The cutoff grades of the proven and probable Reserves vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. The cut-off grade is for nitrate content, while also considering the iodine content.
(8)	El Norte Grande Caliche, Chile. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%.
(9)	The mineral resource and reserve estimate considers a cut-off grade of 300 ppm for iodine (I2) based on the production costs of iodine and derivate products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected Iodine price of US$47,500 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 3.0% sodium nitrate has been set by SQM based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. In addition, a projected solar salts price of US$680 per metric ton has been considered by SQM. Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades reported as probable resource estimates. The factors applied to iodine and nitrate grades are 0.9 and 0.85 respectively. The Qualified Person for Nueva Victoria and Pampa Orcoma mineral reserves are Marta Aguilera, Marco Lema and Gino Slanzi.

Summary Mineral Resources Exclusive of Reserves at End of the Fiscal Year Ended December 31, 2022 (1), (2), (3)

	Measured Mineral		Indicated Mineral		Measured & Indicated		Inferred Mineral
	Resources		Resources		Mineral Resources		Resources
		Grade		Grade				Grade
	Amount	(% Li by	Amount	(% Li by	Amount	Concentration	Amount	(% Li by
	(Vol Mm3)	weight)	(Vol Mm3)	weight)	(Vol Mm3)	(% Li by weight)	(Vol Mm3)	weight)
Lithium—Brines:(3), (4)	2.254	0.20	1.435	0.160	3.689	0.180	1.614	0.133
Salar de Atacama, Chile

	Amount	Grade	Amount	Grade	Amount	Grade	Amount	Grade
	(MT)	(Li2O%)	(MT)	(Li2O%)	(MT)	(Li2O%)	(MT)	(Li2O%)
Lithium—Pegamite:(5)
Mt. Holland, Australia	13.5	1.58	30.5	1.45	44.0	1.49	3.5	1.38

		Grade		Grade				Grade
	Amount	(% K by	Amount	(% K by	Amount	Grade	Amount	(% K by
	(Vol Mm3)	weight)	(Vol Mm3)	weight)	(Vol Mm3)	(% K by weight)	(Vol Mm3)	weight)
Potassium:(3),(4)	2.254	1.80	1.435	1.70	3.689	1.77	1.614	1.77
Salar de Atacama, Chile

		Grade		Grade		Grade		Grade
	Amount	(% NO3 by	Amount	(% NO3 by	Amount	(% NO3 by	Amount	(% NO3 by
	(MT)	weight)	(MT)	weight)	(MT)	weight)	(MT)	weight)
Nitrate: (6), (7)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	7.6	138	7.6	52	6.1
Maria Elena	21	11.1	119	10.0	140	10.2	117	7.2
Pampa Blanca	17	5.3	48	8.9	65	8.0	223	5.4
Nueva Victoria	—	—	20	4.7	20	4.7	31	6.4
Pampa Orcoma	—	—	18	7.4	18	7.4	—	—
Total	38	8.5	343	8.4	381	8.5	423	6.1

		Grade		Grade		Grade		Grade
	Amount	(I2 parts per	Amount	(I2 parts per	Amount	(I2 parts per	Amount	(I2 parts per
	(MT)	million)	(MT)	million)	(MT)	million)	(MT)	million)
Iodine:(6), (7)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	564	138	564	52	409
Maria Elena	21	489	119	465	140	469	117	362
Pampa Blanca	17	563	48	383	65	430	223	511
Nueva Victoria	—	—	20	415	20	415	31	343
Pampa Orcoma	—	—	18	457	18	457	—	—
Total	38	522	343	490	381	493	423	445
(1)	Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.
(3)	Salar de Atacama, Chile. Mineral resources are reported as in-situ and exclusive of mineral reserves, where the estimated mineral reserve without processing losses during the reported LoM and real declared extraction from 2022 were subtracted from the mineral resource inclusive of mineral reserves. A direct correlation between proven reserves and measured resources, as well as probable reserves and indicated resources was assumed.The Qualified Person for the Mineral Resources is Andrés Fock.
(4)	Salar de Atacama, Chile. The mineral resource and reserve estimate consider a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from

2010 and the forecast to 2040, a projected lithium carbonate price of US$15,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(5)	Mt. Holland, Australia. Mineral resource tonnage and measured content have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported as exclusive of mineral reserves. Resource disclosed corresponds to the resources attributable to SQM. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut off grade include mine gate pricing of US$800 FOB per ton of 6% Li2O concentrate, AUS$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of AU$0.75:US$1.00. These economics define a cut-off grade of 0.50% Li2O. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes have been reported since that date.
(6)	El Norte Grande, Caliche, Chile. To calculate measured resources, SQM uses the RGM100T and RGM50 data results combined in a 3D block model built using Kriging and applying some criteria: caliche thickness ≥ 2.0 m; overload thickness ≤1.0 m; waste / Mineral Ratio ≤ 1.0; and cut-off grades of NaNO3 (3%) and Iodine (300 ppm). To calculate indicated resources, SQM uses the RGM100 and RGM200 data results combined using the inverse distance weighting (IDW). To evaluate Probable Reserves a reduction on grades mut be consider as consequence of the deposit geological variability which determines a contrasting decrease in grades by going from 200x200m research grids to lower 100T (~100x50m) or 50x50m grids. The mineral resource estimates were prepared by Marta Aguilera (who is the independent Qualified Person for these mineral resource estimates), reported using the S-K 1300 Definition Standards adopted December 2018. The Qualified Persons for the Pedro de Valdivia, María Elena and Pampa Blanca Mineral Resources are Marco Lema and Marta Aguilera.
(7)	El Norte Grande, Caliche, Chile. The estimate was completed using a SG of 2.1 ton/m³. Cut-off grade for iodine is 300 ppm. The cutoff grades of the mineral resources vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. In our mining sites, the cut-off grade is for nitrate content considers iodine. The mineral reserve estimate considers a cut-off grade of 300ppm for iodine (I2) based on the production costs of Iodine and derivate products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected iodine price of US$47,500 is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 3.0% NaNO3 has been set by SQM based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. In addition, a projected solar salts price of US$680 per ton has been considered by SQM.

Material Individual Properties

To determine our individually material mining operations in accordance with subpart 1300 of Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of our overall business and financial condition. Such assessment included our aggregate mining operations on all of our mining properties, regardless of the stage of production or the type of mineral produced. Quantitative factors included, among others, mining operations’ relative contributions to our aggregate historical and estimated revenues, cash flows, and EBITDA. Qualitative factors may include, as applicable, capital expansion plans, long-term pricing outlook, the regulatory environment and various strategic priorities. We concluded that, as of December 31, 2022, our individually material mines are the caliche ore mines at Nueva Victoria and Pampa Orcoma in El Norte Grande region of Chile, the brines in the Salar de Atacama in Chile and the Mt. Holland lithium project in Western Australia. We will update our assessment of individually material mines on an annual basis.

The information that follows relating to such individually material properties is derived, for the most part, from, and in some instances is an extract from, from the TRS relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Annual Report on Form 20-F. The relevant TRS for the Salar de Atacama property, the Nueva Victoria property, the Pampa Orcoma property, and the Mt. Holland lithium project properties are included as Exhibits 96.1, 96.2, 96.3 and 96.4, respectively, to this Annual Report on Form 20-F.

El Norte Grande Caliche, Chile

Our mining operations are concentrated in the First Region of Chile, where we mainly work in the mining areas of Tente en el Aire,Nueva Victoria Norte/West and Torcaza.

The El Norte Grande Caliche, found in Regions I and II of northern Chile, corresponds to flat areas or “pampas”, that have been thoroughly explored. Results indicate that these prospects hold mineralization of nitrate and iodine. The area is accessible from Santiago through Route 5. The mineralization is stratiform in style, with a wide areal distribution, forming "spots" of several kilometers in extension, where mineralization thicknesses are variable. As a result of geological activity over time (volcanism, weathering, faulting) the deposits can be found as continuous mantles. Environmental permits for mining operations, and the corresponding Environmental Qualification Resolution, grant access to the required water and electricity supply, as well as the infrastructure required for the mining operation.

Facilities

Nueva Victoria

The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche ore to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 25 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. The nitrate-rich salts are sent to Coya Sur, which is a process plant located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also four production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Pampa Orcoma

The Pampa Orcoma Project is located in the Tarapacá Region of northern Chile. It is situated 99 kilometers to the northeast of the city of Iquique, in the community of Huara. The property covers an area of 10,296 hectares and is composed of 45 mining concessions. The Pampa Orcoma Project aims to produce iodide, iodine and nitrate-rich salts from the processing of caliche that will be extracted from deposits rich in this mineral. The Pampa Orcoma Mining Plan considers an initial extraction of caliche at a rate of 8.4 Mt/year between 2024-2027, followed by an extraction rate of 20 Mt/year from 2028 onwards. For the period 2024-2040 a total extraction of 287.4 Mt of caliche is projected with an average grade of 408 ppm iodine and 6.7% nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, involves leaching with seawater or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in chemical plants to transform it into elemental iodine in prill format. The Pampa Orcoma Project contemplates the construction of the following facilities: iodide and iodine production plants, with a capacity of 2,500 t/year (of equivalent iodine), evaporation ponds to produce salts rich in nitrate at a rate of 320,325 t/year and a seawater adduction pipe to meet the water needs. Solar energy and electricity are the primary sources of power for this future operation.

The following table provides a summary of our El Norte Grande production facilities as of December 31, 2022:

			Nominal Production	Weighted
			Capacity	Average	Gross Book
		Approximate Size	(thousands of metric	Age	Value
Facility	Type of Facility	(hectares) (1)	tons/year)	(years) (2)	(millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	10.25	756.4
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 13.0	6.92	625.8
Pampa Orcoma	Concentrated nitrate salts and iodine production	7,387	2.5	—	—
(1)	Approximate size considers both the production facilities and the mine for Nueva Victoria Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for Nueva Victoria.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 14,800 metric tons per year.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our El Norte Grande mines for 2022, 2021 and 2020:

(in thousands, unless otherwise stated)	2022	2021	2020

Coya Sur (1)
Metric tons of crystallized nitrate produced	725	820	935

Nueva Victoria
Metric tons of ore mined	44,324	41,428	43,420
Iodine (ppm)	430	441	452
Metric tons of iodine produced	10.8	8.7	10.6
(1)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrates.

Reserves and Resources

According to our experience in caliche ore, the grid pattern drillholes with spacings between 50 and100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drillholes with spacings between 100 and 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by using a Inverse Distance Weighting (IDW), and have an uncertainty or margin of error greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.

The conversion of resources into reserves requires consideration of modifying factors, the most relevant of which is the existence of a valid environmental license (RCA or Sectorial Authorization). The criteria for converting resources into reserves, based on the environmental license modifying factor criterion, adopted for caliche mines are as follows:

1.	Unit tonnage conversion criteria in both measured resources and indicated resources.
2.	Grade conversion criteria: unit factor in measured resources and lower than unit and variable according to the mine, in the Iodine and Nitrate grades, for the indicated resources, due to the variability of the deposit.
3.	Application of the factor associated with related environmental permit, not qualifying as reserves the resources defined in sectors without an environmental permit and qualifying as proven/probable reserves the measured/indicated resources associated with sectors with an effective environmental permit or Sectorial Authorization in force.

Nueva Victoria—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221,2,3,4,5,6,7,8,9

		Nitrate
	Amount	Grade	Iodine Grade
	(Metric	(% by	(Parts per	Cut-off	Metallurgical
	tons)	weight)	million(ppm))	grades[1]	recovery [2]
Proven mineral reserves	220	5.9	441	Nitrates 3.0%. Iodine 300 ppm	50%-70%
Probable mineral reserves	553	5.1	415
Total mineral reserves	773	5.3	422
(1)	Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cutoff of 3% for nitrates and 300 ppm iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤1.0 m; and waste / caliche ratio ≤01.0 are applied.
(2)	Proven Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)	Probable Mineral Reserves are based on Indicated Mineral Resources at the criteria described in (1) above with a grade call factor of 0.9 for iodine and 0.85 for nitrates confirmed by operating experience.
(4)	Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(5)	The units “Mt”, “kt”, “ppm” and % refer to million tonnes, kilotonnes, parts per million, and weight percent, respectively.
(6)	Mineral Reserves are based on an iodine price of US$47.5 per kilogram and a nitrate price of US$295 per ton. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(7)	Marta Aguilera is the QP responsible for the Mineral Reserves.
(8)	The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(9)	Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.

Nueva Victoria—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221,2,3,4,5,6

	Resources
		Nitrate
	Amount	Grade	Iodine Grade
	(Metric	(% by	(Parts per	Cut-off
	tons)	weight)	million(ppm))	grade[5]
Measured mineral resources	—	—	—	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	20	5	415
Measured + Indicated mineral resources	20	5	415
Inferred mineral resources	31	6.5	343
(1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.
(2)	Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LoM was subtracted from the Mineral Resource inclusive of Mineral Reserves. All Measured and Indicated Mineral Resources have been converted into Mineral Reserves; as a result, only Inferred Mineral Resources are reported in this TRS.
(3)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods
(4)	The units “Mt”, “ppm” and % refer to million tonnes, parts per million, and weight percent respectively.
(5)	The Mineral Resource estimate considers a cut-off grade of 3% for nitrates and 300 ppm for iodine, based on accumulated cut-off iodine grades and operational average grades, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 1.0 m. The iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)	Marta Aguilera is the QP responsible for the Mineral Resources.

Pampa Orcoma—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221,2,3,4,5,6,7,8

		Nitrate
	Amount	Grade	Iodine Grade
	(Metric	(% by	(Parts per	Cut-off	Metallurgical
	tons)	weight)	million(ppm))	grades[1]	recovery [2]
Proven mineral reserves	—	—	—	Nitrates 3.0%, Iodine 300 ppm	50%-70%
Probable mineral reserves	309	6.9	413
Total mineral reserves	309	6.9	413
(1)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(2)	The units “Mt” and “ppm” refer to million tonnes and parts per million, respectively. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)	The Mineral Reserve estimate considers a cut-off grade of 300 ppm for iodine and 3.0% for nitrates, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium- and long-term prices forecast of generating iodine.
(4)	Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades, the factors applied to iodine and nitrate grades are 0.9 and 0.85, respectively.
(5)	Mineral Resources in the area without an environmental permit are estimated at 18 Mt.
(6)	Mineral Reserves are reported as in-situ ore.
(7)	Marta Aguilera is the QP responsible for the Mineral Reserves.
(8)	The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.

Pampa Orcoma—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221,2,3,4,5,6

Resources
Nitrate
	Amount	Grade	Iodine Grade
	(Metric	(% by	(Parts per	Cut-off
	tons)	weight)	million(ppm))	grades[1,2]
Measured mineral resources	—	—	—	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	18	7.4	457
Measured + Indicated mineral resources	18	7.4	457
Inferred mineral resources	—	—	—
(1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.
(2)	Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM was subtracted from the Mineral Resource inclusive of Mineral Reserves.
(3)	Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(4)	The units “Mt” and “ppm” refers to million tonnes and parts per million respectively.
(5)	The Mineral Resource estimate considers a cut-off grade of 300 ppm for iodine and 3.0% for nitrates, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium and long term prices forecast for prilled iodine production.
(6)	Marta Aguilera is the QP responsible for the Mineral Resources.

The Nueva Victoria proven mineral reserves of 220 metric tons on December 31, 2022, decreased by 18% from 268 metric tons at December 31, 2021. The Nueva Victoria probable mineral reserves of 553 metric tons at December 31, 2022, decreased by 15% from 649 metric tons at December 31, 2021. The decline in mineral reserves was driven by mine exploitation, recategorization of probable reserves and change in methodology for assessing probable reserves by Inverse Distance Weighting (IDW). The indicated mineral resources increased by 20 metric tons because of increased mineral resources due to updated environmental exclusion areas in the Environmental Impact Study (Estudio de Impacto Ambiental) or “EIA” of Tente en El Aire. The Nueva Victoria inferred mineral resources of 31 metric tons at December 31, 2022, decreased from 33 metric tons at December 31, 2021, because of reduced mineral resources due to updated environmental exclusion areas in the EIA of Tente en El Aire.

The Pampa Orcoma probable mineral reserves and indicated mineral resources of 309 metric tons and 18 metric tons at December 31, 2022, respectively, remained unchanged from the amounts at December 31, 2021, because there were no material changes that would modify the estimated mineral reserves.

The proven and probable reserves shown above are the result of the evaluation of approximately 19.0% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 81.4% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2022, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2022, a campaign was carried out to recategorize indicated resources equivalent to 5,250 hectares in the TEA Sur, Franja Oeste, Hermosa, and Sector IV sectors of Pampa Blanca. An advanced exploration program is already designed for 2023, aimed at covering an area of 11,170 hectares in Tente en el Aire, Pampa Orcoma, Franja Oeste and Sector V of Pampa Blanca. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.

The information presented in the table with respect to the Nueva Victoria, Coya Sur and Pampa Orcoma mines has been validated by Qualified Persons:

Ms. Marta Aguilera is a Geologist with more than 38 years of experience in the mining industry, including technical and general management, short and long term operational planning, cost estimation and analysis, resource estimation, geostatistics, surveys of feasibility and reserve audits. Project experience includes involvement with industrial minerals in design, analysis, planning and operational control.Ms. Aguilera is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 441 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with Law No. 20,235 that regulates the role of Qualified Persons and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for Qualified Persons") and its current regulation in Chile.

Mr. Lema is a Civil Mining Engineer with more than 30 years of experience in the field. Currently, he works for SQM as Superintendent of Mining Resources and Planning. He has worked as a Mining Engineer in Metallic and Non-Metallic deposits, with vast experience in the latter. Mr. Lema is a Qualified Person, as defined in subpart 1300 of Regulation S-K and is registered under No. 375 in the Qualified Persons in Mining Resources and Reserves in accordance with the Law for Qualified Persons and its current regulation in Chile.

Mr. Gino Slanzi is a Civil Engineer. He is currently the General Manager for Inprotec SPA and Senior Consultant for Pares & Alvarez. He has worked for more than 35 years in the development of metallurgical mining projects, the optimization of production plants and on management models. He visited the site in 2022. Mr. Slanzi is a Qualified Personas defined in subpart 1300 of Regulation S-K and is registered under  No.441 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the Law for Qualified Persons and its current regulation in Chile.

Transportation and Storage

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped in bulk or packaged in polypropylene bags, polyethylene or polypropylene bags. The latter can also be transported and stored in an alternative port (Mejillones) for later shipment.

The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal, the Coya Sur facility or the alternative Port of Mejillones for its shipment. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. The product transported to the Port of Tocopilla or Mejillones is a final product that will be shipped or transported to the customer or affiliate. The nitrate raw material for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbonate plant at the Carmen Lithium facility area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packagings of distinct characteristics such as polyethylene bags, multi-layer or polypropylene FIBC big bags, stored within the same facilities and secured in storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique. Lithium carbonate can also be transported in packaged format both to the Port of Tocopilla and to an alternative port (Mejillones) to be shipped in break bulk format.

Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-

SQM Chile plants. Drums and maxibags can also be transported on flat ramps to an alternative port (Mejillones) to be shipped in break bulk format.

We own and operate the port and storage facilities at the Port of Tocopilla terminal for the transportation and management of finished products and consumable materials. See “Transportation and Storage Facilities in Chile.”

Mining Concessions for the Exploration and Exploitation of Caliche Ore

We hold our mining rights for caliche ore pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

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

As of December 31, 2022, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 558,500 hectares. In addition, as of December 31, 2022, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 400 hectares. We have not requested additional mining rights.

Salar de Atacama, Chile

The operations of SQM in the Salar de Atacama are located in the Antofagasta Region of Chile, which covers the El Loa Province and the San Pedro de Atacama commune. The Salar de Atacama Project is currently in operation for the treatment of brines to obtain lithium and potassium salts, and as such it is in a production stage. The Salar de Atacama deposits are owned by the Corporación de Fomento de la Producción (Corfo) of Chile, which grants special operating contracts or administrative leases to private companies for the extraction of brine. SQM and Albemarle have a lease agreement with Corfo to extract and produce lithium from brines stored in the Salar de Atacama deposit. Consequently, SQM must follow the terms of the agreement and also the conditions established in numerous RCA’s in order to retain operations in the Salar de Atacama. Exploration is routinely carried out within the established areas.

SQM leases an area of about 1,400 square kilometers with permission to extract brines from an area of 820 square km with two core operations. It currently produces lithium at its southwest operation. The lease was signed in 1993 and expires on December 31, 2030.

The closest cities are Calama and Antofagasta, located 160 and 230 kilometers west of the site, respectively. From Calama, the road to the site is through Route R-23, and from Antofagasta, it is via Route B-385.

SQM’s mineral resource in the Salar de Atacama is constituted by in-situ brine within a porous media, and the resource estimate depends on the brine concentration, aquifer geometry, and drainable interconnected pore volume. Within SQM’s concessions, the lithium and potassium resources were estimated based on extensive exploration and many depth-specific samples from each unit.

The geology in the Salar de Atacama is characterized by Paleozoic to Holocene igneous and sedimentary rocks, as well as recent unconsolidated clastic deposits and evaporitic sequences. The salt flat itself resides in a tectonic basin of recent compressive-transpressive behavior and is bounded by high angle reverse and strike-slip faults. The Salar de Atacama surface is constituted by recent evaporitic deposits, where over time the process of evaporation has precipitated salts, and surficial clastic sediments are found mainly along the salt flat margins. The salt crust is mainly composed of halite, sulfates, and occasional organic matter, with alluvial facies in the peripheral zones. Evaporitic and clastic deposits within the salt flat host brine with depth and are delimitated and cut by local fault systems; several structural blocks have been identified due to recent fault displacement.

The salar system of the Salar de Atacama basin is typical of a mature salar, with a nucleus constituted by a thick section of halite (>90%) with sulfate and a minor percentage of clastic sediments, as well as some interbedded clay sediments and sulfates over a surface area of 1,100 square kilometers and down to a depth of 900 meters. Within SQM’s concessions, mineralization includes lithium and potassium-rich brine in porous media of distinct zones and depths of the Salar de Atacama nucleus.

Facilities

Our facilities at the Salar de Atacama are located 210 kilometers to the east of the city of Antofagasta and 190 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, and lithium chloride solutions, which are subsequently sent to our lithium carbonate plant at the Carmen Lithium facility for processing. The main production plants at this site include the solar evaporations ponds systems, the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and PC I extension), the potassium sulfate flotation plant (SOP-H), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G3), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). The energy used consists primarily of solar energy, as well as electricity, fuel and gas sources.

The Carmen Lithium facility site is located approximately 20 kilometers east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 180,000 tons per year, and the lithium hydroxide plant, with a production capacity of 30,000 tons per year. Lithium chloride (LiCl) solution is concentrated and purified in the lithium chemical plants through stages of contaminant removal (specifically boron, magnesium and calcium content) and conversion reaction to produce: technical grade lithium carbonate; battery grade lithium carbonate; technical grade lithium hydroxide; and battery grade lithium hydroxide. Electricity and natural gas are the main sources of energy for the operations of our Carmen Lithium facility.

The following table provides a summary of our Salar de Atacama production facilities as of December 31, 2022:

			Nominal Production	Weighted
		Approximate	Capacity	Average	Gross Book
		Size	(thousands of metric	Age	Value
Facility	Type of Facility	(hectares) (1)	tons/year)	(years) (2)	(millions of US$) (2)
Salar de Atacama(3)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	13.20	1,592.9
Carmen Lithium facility, Antofagasta(3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 180 Lithium hydroxide: 30	7.30	504.9
(1)	Approximate size considers both the production facilities and the mine for the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds. During 2019, we began to work on the expansion of discard deposit area of the new lithium hydroxide plant and accumulation ponds.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our Salar de Atacama operations for 2022, 2021 and 2020:

(in thousands, unless otherwise stated)	2022	2021	2020
Salar de Atacama (1)
Metric tons of lithium carbonate produced	152.5	108.4	72.2
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	984	1,407	1,476
(1)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Carmen Lithium facility near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Reserves and Resources

The mineral reserve was estimated for potassium and lithium dissolved in brines of the Salar de Atacama considering modifying factors for converting mineral resources to mineral reserves, including the production wellfield design and efficiency, pumping scheme, and recovery factors for lithium and potassium. The projected future brine extraction was simulated using a groundwater flow and solute transport model. Numerical modeling was supported by a detailed calibration process and hydrogeological, geological, and hydrochemical data within the exploitation concessions. Based on the current SQM production wellfield, as of December 31, 2022, which corresponds to the effective date of mineral resource and reserve declaration that is most representative of 2022, we estimate that our proven and probable reserves of lithium and potassium are as follows:

Salar de Atacama—Summary of Mineral Reserves, Considering Process Recoveries (Effective December 31, 2022)(1),(2),(3),(4),(5),(6)

				Cut-off
	Brine Volume	Amount	Grades/Qualities	grades	Metallurgical
	(Million cubic meters)	(Million metric tons)	(wt.%)	(wt.%)	recovery (%)
Lithium
Proven mineral reserves (Years 1-4)	143	0.18	0.20	0.05	52
Probable mineral reserves (Years 5-8)	107	0.14	0.20	0.05	52
Total mineral reserves	250	0.32	0.20	0.05	52
Potassium
Proven mineral reserves (Years 1-4)	143	3.03	2.33	1.00	74
Probable mineral reserves (Years 5-8)	107	2.12	2.16	1.00	74
Total mineral reserves	250	5.15	2.26	1.00	74
(1)	The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire LoM is approximately 52% for lithium and approximately 74% for potassium.
(2)	The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(3)	The average lithium and potassium concentration is weighted by the simulated extraction rates in each well
(4)	Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(5)	The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$15,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(6)	This reserve estimate considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Corfo Agreements in 2030 (end of LoM). The Qualified Persons for the Mineral Reserves are Rodrigo Riquelme and Gino Slanzi.

Production well locations are based on the Measured and Indicated Resource zones. Due to the mixing of brines over time, hydrogeological processes, and pumping effects, the mineral reserve was classified based on time:

●	Proven Reserves were specified for the first four years of the simulation given that the model is adequately calibrated to the 2015-2020 period, and the initial portion of the projected simulation has higher confidence due to less expected short-term changes in pumping, conceptual hydraulic parameters, and the water balance, among other factors.
●	Probable Reserves were conservatively assigned for the last four years of the simulation considering that the numerical model will be continually improved and recalibrated in the future due to potential medium to long term changes in neighboring pumping, conceptual hydraulic parameters, and the water balance, among other factors.

Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling, and long-term pilot production pumping tests.

Complementing the reserve information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Corfo Agreements (December 31, 2030). Considering the authorized maximum net brine production rates under RCA 226/06 and voluntary reduction plan announced by SQM, which is characterized by a reduction in future pumping from 1,280 L/s to 822 L/s during the 8-year LoM, a total of approximately 250 million cubic meters of brine will be extracted from the producing wells, corresponding to 0.32 million metric tons of lithium (considering processing efficiencies).

The lithium and potassium resource were classified into three categories (Measured, Indicated, Inferred) according to the amount of information from the hydrogeological units, as well as geostatistical criteria. Hydrogeological knowledge was prioritized as the first classification criterion based on exploration, monitoring, and historical production data, while geostatistical variables were used as a secondary criterion. We estimate that our lithium and potassium resources as of December 31, 2020, which we also consider as an adequate representation of December 31, 2022, are as follows:

Salar de Atacama—Summary of Mineral Resources, Exclusive of Mineral Reserves (Effective December 31, 2022) (1),(2),(3),(4),(5),(6)

	Brine Volume	Amount
	(Million metric	(Million metric	Grades/Qualities	Cut-off grades
	cubes)	tons)	(wt.%)	(wt.%)
Lithium
Measured mineral resources	2,254	5.4	0.20	0.05
Indicated mineral resources	1,435	2.8	0.16	0.05
Measured + Indicated mineral resources	3,689	8.2	0.18	0.05
Inferred mineral resources	1,614	2.6	0.13	0.05
Potassium
Measured mineral resources	2,254	49.8	1.80	1.00
Indicated mineral resources	1,435	30.0	1.70	1.00
Measured + Indicated mineral resources	3,689	79.8	1.77	1.00
Inferred mineral resources	1,614	34.9	1.77	1.00
(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.
(2)	Mineral resources are reported as in-situ and exclusive of mineral reserves, where the estimated mineral reserve without processing losses during the reported LoM (A direct correlation between proven reserves and measured resources, as well as probable reserves and indicated resources was assumed.
(3)	Effective porosity was utilized to estimate the drainable brine volume based on the measurement techniques of the SQM porosity laboratory (Gas Displacement Pycnometer). The QP considers that the high frequency sampling of effective porosity, its large dataset, and general lack of material where specific retention can be dominant permits effective porosity to be a reasonable parameter for the resource estimate.

(4)	The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(5)	Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(6)	The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$15,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(7)	Andrés Fock is the QP responsible for the Mineral Resources.

Because both lithium and potassium are extracted from the same brines from the Salar de Atacama, the following discussion of changes in mineral reserves and resources in the Salar de Atacama apply to both lithium and potassium. The Salar de Atacama brine proven mineral reserves of 143 million cubic meters at December 31, 2022 decreased by 22% from 183 million cubic meters at December 31, 2021. The Salar de Atacama brine probable mineral reserves of 107 million cubic meters at December 31, 2022 remained unchanged from the amounts at December 31, 2021. The Salar de Atacama brine measured, indicated and inferred mineral resources, exclusive of reserves, of 2,254 million cubic meters, 1,435 million cubic meters and 1,614 million cubic meters at December 31, 2022, respectively, remained unchanged from the amounts at December 31, 2021 because the mineral resource exclusive of mineral reserve represents the resource in place after LoM, and none of the mineral resource declared in 2021 has been converted to mineral reserves.

In regard to the amount of Measured and Indicated Resources extracted during the 8-year LoM, the total extracted reserve without processing losses represents only 8.9% of the total Measured + Indicated Resource brine. This is more than sufficient to satisfy the requirements of RCA 226/06 and the Voluntary Extraction Reduction Plan for the project until the end of the current LoM.

The information presented in the tables above for Salar de Atacama were validated by:

Mr.  Andrés Fock is a Geologist with a masters in geology and more than 18 years of experience in the field of project evaluation, resource estimation, exploration and geostatsticas for different commodities such as lithium, potassium, nitrates, copper and rare earth elements. Since 2019, Mr. Fock is a Qualified Personas defined in subpart 1300 of Regulation S-K and is registered under No. 0388 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the Law for Qualified Persons and its current regulation in Chile. As a Geologist, he has evaluated multiple lithium brine and lithium-bearing pegmatite projects. Mr. Fock acted as project manager during the preparation of the TRS for the Mt. Holland Project. Mr. Fock is an employee of SQM.

Mr. Rodrigo Riquelme Tapia is a Mining Engineer. He is currently partner and General Manager of GeoInnova, located at Antonio Bellet 444, Of. 1301, Providencia, Metropolitan Region, Chile.  He has worked as a mining engineer for more than 23 years after graduation, of which 17 have been focused on resource and reserve estimation topics. Mr. Riquelme has been an external consultant for SQM since 2018, and visited the site in 2019. Mr. Riquelme is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 50 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the Law for Qualified Persons and its current regulation in Chile.

Mr. Gino Slanzi is a Civil Engineer. He is currently the General Manager for Inprotec SPA and Senior Consultant for Pares & Alvarez. Mr. Slanzi is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 441 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the Law for Qualified Persons and its current regulation in Chile. He has worked for more than 35 years in the development of metallurgical mining projects, the optimization of production plants, and on management models. He visited the site in 2021.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2022, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Corfo Agreements. Corfo cannot unilaterally amend the Corfo Agreements, and the rights to exploit the resources cannot be transferred. The Corfo Agreements provides for SQM Salar to (i) make quarterly lease payments to

Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Corfo Agreements were entered into in 1993 and expire on December 31, 2030.

Under the terms of the Corfo Agreements, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above.

SQM Salar holds an additional 241,867 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 3,001 hectares in areas near the Salar de Atacama.

In addition, as of December 31, 2022, SQM Salar held Mining Exploration Concessions covering approximately 9,100 hectares and has not applied for additional Mining Exploration Concessions. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Corfo Agreements, with respect to lithium production, the Chilean Comission on Nuclear Energy (CCHEN) established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Corfo Agreements are in force. As of December 31, 2022, only 8 years remain on the term of the Corfo Agreements. See “Item10.C. Material Contracts – Corfo Agreements.”

The environmental permit Resolución de Calificación Ambiental (RCA No. 226/2006, issued on October 19th, 2006, by COREMA (Comisión Regional del Medio Ambiente or Regional Environmental Commission) authorizes SQM to extract brines via pumping wells from two areas in the western and southwestern portions of the areas defined in the Corfo Agreements. SQM refers to these brine extraction areas as AAE zones (Áreas Autorizadas para la Extracción or Authorized Areas of Extraction), and they are further divided based on the products historically generated in each sector: (i) The northern portion is denominated the AAE-SOP, where “SOP” signifies sulfato de potasio (potassium sulfate product), and it covers a surface area of 10,512 hectares which is equivalent to 29.27% of the total AAE area; (ii) the southern portion is referred to as AAE-MOP, where “MOP” indicates muriato de potasio (potassium chloride product), covering a surface area of 25,399 hectares that is equivalent to 70.73% of the total AAE area.

SQM routinely carries out exploration activities within the areas involved in the Corfo Agreements and authorized by the Environmental Permits. These are aimed at maintaining the amount of wells needed for production.

The water that SQM uses for its mineral production in the Salar de Atacama is obtained from wells located in the alluvial aquifer on the eastern edge of the Salar de Atacama, for which the company has rights to use groundwater as well as the corresponding environmental authorization (RCA No. 226/2006). As part of the voluntary sustainability commitment assumed by SQM in 2020, the company will reduce its water consumption by up to 50% in 2030.

SQM’s operations are subject to certain risk factors that may affect the business, financial conditions, cash flow, or SQM’s operational results, such as: the potential inability to extend or renew mineral exploitation rights in the Salar de Atacama beyond the defined expiration date (December 31, 2030) in the Corfo Agreements; risks related to being a company based in Chile; potential political risks as well as changes to the Chilean Constitution and legislation may affect development plans, production levels, and costs; and risks related to financial markets.

Mt. Holland Lithium Project, Australia

Facilities

The Mount Holland project is an integrated lithium project in Western Australia consisting of (i) an open pit mine and lithium concentrator operation, at Mount Holland, 120 km southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 km from the port of Fremantle, from where the LiOH will be shipped.

The project is an unincorporated joint venture in which SQM owns 50% and Wesfarmers Limited, through a wholly owned subsidiary, owns the remaining 50% and is managed by Covalent Lithium Pty Ltd, an entity owned 50% by SQM and 50% by Wesfarmers.

The project is accessed by land using the Parker Range Road and Marvel Loch-Forrestania road, which are an all-season gravel road. The Parker Range road is connected to the Great Eastern Highway which is a paved road with connectivity to Southern Cross, Kalgoorlie and Perth. Also, the project has its own access by air using an airstrip and infrastructure in the southern part of the mine.

On September 11, 2017, Kidman Resources Limited (Kidman) and SQM entered into an asset sale agreement, pursuant to which SQM acquired its interest in the tenements for a total investment of SQM of US$110 million, consisting of an initial payment of US$25 million and a deferred payment of US$85 million, both payments subject to certain preceding conditions. All payments were completed by December 2018. In the asset sale agreement, the parties also agreed to form an unincorporated joint venture to mine and process spodumene ore into spodumene concentrate or lithium hydroxide. The Mt. Holland JV was established by the unincorporated joint venture agreement dated December 21, 2017, between SQM Australia and MH Gold, a then wholly owned subsidiary of Kidman Resources Limited (Kidman). Wesfarmers acquired Kidman Resources Limited in 2019, which resulted in Wesfarmers taking over Kidman Resources’ interest in the Mt Holland JV on September 23, 2019.

SQM and Wesfarmers announced a positive investment decision in February 2021 following the completion of a feasibility study by Covalent. The Mt. Holland project is currently in development stage. Most construction contracts have been awarded and are underway, including the mining contract, the concentrator plant engineering and construction contract and the refinery construction contracts.

The Mt. Holland project is focused on the exploitation of the resource in the Earl Grey pegmatite group. The Earl Grey pegmatite group consists of a main tabular pegmatite body, flanked by numerous minor dikes at both its top and bottom. The pegmatite field covers an area of up to 1 x 2 square km and a thickness of up to 100 meters. The pegmatites become progressively narrower and branched to the south and east of the main pegmatite until the main body divides into several narrower dikes. Isolated box rock enclaves are sporadically found within the pegmatite body.

The pegmatites have an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit.

Extensive exploration supports the characterization of the Earl Grey pegmatite, as the resource and reserve estimation, and it is comprised of surface mapping and extensive subsurface drilling carried out on the property in consideration that the pegmatite is not outcropping in the area. Exploration has predominantly been carried out by Kidman Resources since 2016, for the discovery and resource definition. Since 2020, Covalent has conducted additional diamond drilling for metallurgical sampling, grade control drilling campaigns and improvement definition of the orebody geometry in the proposed starter pit area.

Most of the exploration holes present at Earl Grey have been drilled using standard reverse circulation (RC) drilling techniques. Diamond drilling comprises boreholes with diameters of 47.6mm, 50.5mm, 63.5mm and 85mm, which are drilled for geological, metallurgical and geotechnical purposes. Recoveries for RC drilling range from 70-90% in this geological/geomorphological setting. The recoveries for diamond drilling are in the order of 95-100%. Recoveries diminish where shear zones or other structural disturbances have been crossed. The orientation of the boreholes is at relatively sharp angles (less than 90º) and, therefore, the intersected length is not considered as a representation of the true thickness of the pegmatite; its real thickness is determined through geological models.

Resource drilling was initially conducted on broad exploration grids to determine the extent of mineralization. This was followed by a drill program on a 50 by 50 meter grid to support the resource estimate. Through the development of the Project in 2020, the first stages of the open pit were defined and the drilling program was designed for grade control based on higher density and geostatistical criteria. This information provides the design of the mine during the initial years of commissioning and supports the current definition of resources and reserves.

Reserves and Resources

Mt. Holland—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221

				Cut-off
	Amount		Grades/Qualities	grades	Metallurgical recovery
	Total	SQM Attributable
	Mton	MTon	Li2O %	Li2O %	%
Proven mineral reserves	21.5	10.8	1.48	0.5	75% Concentrator: 85% Refinery
Probable mineral reserves	62.4	31.2	1.60	0.5	75% Concentrator: 85% Refinery
Total mineral reserves	83.9	42.0	1.57	0.5	75% Concentrator: 85% Refinery
(1)	Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for a nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly spodumene mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%. Tantalum recovery is estimated at 0%. A total operating cost of US$4,979 for LiOH production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in mineral reserves cut-off grade of 0.5% lithium oxide based on a selling lithium hydroxide price of US$ 11,000 per ton. David Billington is the QP responsible for the mineral reserves estimate with an effective date: December 15, 2021. No material changes since that date.

Mt. Holland—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the
Fiscal Year Ended December 31, 20221

			Resources	Cut-off	Metallurgical
	Amount		Grades/Qualities	grades	recovery
	Total	SQM Attributable
	Mton	MTon	Li2O %	Li2O %	%
Measured Mineral Resources	27.0	13.5	1.58	0.50	75%
Indicated Mineral Resources	61.0	30.5	1.45	0.50	75%
Measured + Indicated Mineral Resources	88.0	44.0	1.49	0.50	75%
Inferred Mineral Resources	7.0	3.5	1.38	0.50	75%
(1)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut-off grade include mine gate pricing of US$ 800 per ton of 6% Li2O concentrate, AU$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.75AU$:1.00US$. These economics define a cut-off grade of 0.50% lithium oxide. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since that date.

Mt. Holland—Summary of Mineral Resources Inclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20221

			Resources	Cut-off	Metallurgical
	Amount		Grades/Qualities	grades	recovery
	Total	SQM Attributable
	Mton	MTon	Li2O %	Li2O %	%
Measured Mineral Resources	71.0	35.5	1.57	0.5	75%
Indicated Mineral Resources	107.0	53.5	1.51	0.5	75%
Measured + Indicated Mineral Resources	178.0	89.0	1.54	0.5	75%
Inferred Mineral Resources	8.0	4.0	1.44	0.5	75%
(1)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported inclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut-off grade include mine gate pricing of US$ 800 per ton of 6% Li2O concentrate, AU$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.75AU$:1.00US$. These economics define a cut-off grade of 0.50% Li2O. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since that date.

The Mt. Holland lithium project proven and probable mineral reserves attributable to SQM of 10.8 million tonnes and 31.2 million tonnes at December 31, 2022, respectively, remained unchanged from the amounts at December 31, 2021. The Mt. Holland lithium project measured, indicated and inferred mineral resources, exclusive of reserves, of 13.5 million tonnes, 30.5 million tonnes and 3.5 million tonnes at December 31, 2022, respectively, remained unchanged from the amounts at December 31, 2021. These mineral reserve and mineral resource amounts were unchanged because the Mt. Holland lithium project is still in construction. The work done through December 31, 2022, was focused on pre-striping, the concentrator and refinery construction.

Mining Rights

The Mt. Holland lithium project development envelope for the Mine and Concentrator is spread across three core mining tenements (M77/1065, M77/1066  and M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4,606 hectares.

The majority of the project properties are currently registered in equal parts to MH Gold, an affiliate of Wesfarmers Limited, and SQM Australia, an affiliate of SQM. Other exploration rights in the Mt. Holland project are held by MH Gold Pty Ltd or Montague Resources Australia Pty Ltd, both of which are ultimately controlled by Wesfarmers Chemicals, Energy and Fertilizers (WesCEF). The project is a joint venture, in which SQM owns 50% and Wesfarmers Limited owns the remaining 50% (the “Mt. Holland Joint Venture”), and is managed by Covalent Lithium Pty Ltd (“Covalent”), a entity owned 50% by SQM and 50% by Wesfarmers. Covalent is neither the registered owner nor the applicant of the project properties under the Mining Act 1978 (WA) (Mining Act).

The information presented in the following table (Mt. Holland project) has been validated by the following Qualified Persons:

Mr. David Billington is a mining engineer with a BE in Mining, he has over 35 years of experience in mine planning, mine operations and management and project evaluation and consulting, for different commodities (Li, Ta, Sn, Fe2O3, Au, Cu, REE). As a mining engineer, he has worked at pegmatite projects producing Lithium for 10 years and evaluated multiple lithium pegmatite projects. He is a member of the Australasian Institute of Mining and Metallurgy (AUSIMM), 109676. He meets the experience criteria as competent person for Ore Reserves is style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a Qualified Person as defined by subpart 1300 of Regulation S-

K. Mr. Billington is an employee of Covalent Lithium, a joint venture between SQM and Wesfarmers Ltd. He is responsible for the reserve estimation for the Mt. Holland lithium project.

Mr. Kerry Griffin is a qualified Geologist and has over 28 years of extensive hands-on experience in mine geology, mine development and management, designing and managing large scale exploration and resource drilling programs, resource modelling and estimation, the management and training of geological/technical teams in Australia, Africa, South/Central America, Central and SE Asia including more than 22 years in senior or management positions. His experience in lithium pegmatites includes exploration, resource development and mining in Australia, Southern Africa, and South America and as such, Mr. Griffin meets the experience criteria as a competent person for Ore Resources in this style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a Qualified Person as defined by subpart 1300 of Regulation S-K. He is a current member of the Australian Institute of Geoscientists (3521) and the Society of Economic Geology. Mr. Griffin was employed by Mining Plus Ltd when the resource estimates were calculated. He is currently employed by Global Commodity Solutions.  He is responsible for the resource estimation for the Mt. Holland Lithium Project.

Mr. Andrés Fock is a Geologist and MSC in Geology, with 18 years of experience in project evaluation, resource estimation, exploration and geostatistics, for different commodities such as lithium, potassium, nitrates, iodine, copper and rare earth elements. Since 2019, he is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered with No. 0388 in the Public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the Law for Qualified Persons and its current regulation in Chile. As a geologist, he has evaluated multiple lithium brine and lithium bearing pegmatite projects. Mr. Fock acted as project manager during preparation of the Technical Report Summary for the Mt. Holland Project. Mr. Fock is an employee of SQM.

Transportation and Storage Facilities in Chile

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Carmen Lithium facility. The Port of Tocopilla terminal, which we own, is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), nitrates and lithium carbonate.

The Port of Tocopilla terminal facilities cover approximately 22 hectares and are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships, a crane with a 40-ton capacity for the loading of sealed product onto ships and a nitrate mixing facility.

The storage facilities consist of a system of six silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open and covered storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using barges without motors located in the dock and loaded by a crane with a 40 ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.

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

Computer System

We have information systems and a management information system (Enterprise resource planning or ERP) to support the administrative business processes or support of the company: Finance, Accounting, Human Resources and Logistics (IT), this does not include production systems, plant operation, extraction and maintenance (OT). The ERP and main system is located in Chile; although each commercial office has its own ERP that is later consolidated in the central system in Chile.

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

In relation to information security and cybersecurity, we are executing a plan in accordance with the strategic objectives of the business to safeguard the most important assets defined in the corporate risk meetings. This implies making our users aware of the best use of processes and computing (awareness) and working to comply with standards, as well as having high information security standards with world-class tools that mitigate potential attacks on our infrastructure.

Internal Controls

The preparation of mineral reserve and resource estimates is completed in accordance with our prescribed internal control procedures, which are designed specifically to ensure the reliability of such estimates presented herein. Annually, QPs and other employees review the estimates of mineral reserves and mineral resources, the supporting documentation, and compliance with applicable internal controls. Such controls employ management systems, standardized procedures, workflow processes, multi-functional supervision and management approval, internal and external reviews, reconciliations, and data security covering record keeping, chain of custody and data storage.

The internal controls for reserve and resource estimates also cover exploration activities, sample preparation and analysis, data verification, processing, metallurgical testing, recovery estimation, mine design and sequencing, and reserve and resource evaluations, with environmental, social and regulatory considerations. The quality assurance and control protocols over the assaying of drill hole samples are performed by reputable commercial laboratories following certification and accreditation programs established by the American Society for Testing and Materials (ASTM) or Australian National Association of Testing Authorities (NATA).

The reserve and resource estimates have inherent risks due to data accuracy, uncertainty from geological interpretation, mine plan assumptions, uncontrolled rights for mineral and surface properties, environmental challenges, uncertainty for future market supply and demand, and changes in laws and regulations. Management and QPs are aware of those risks that might directly impact the assessment of mineral reserves and resources. The current mineral reserves and resources are estimated based on the best information available and are subject to re-assessment when conditions change. Refer to Item 4A. “Risk Factors” for discussion of risks associated with the estimates of our mineral reserves and resources.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We operate as an independent corporation.

Overview of Our Results of Operations

We divide our operations into the following business lines:

●	the production and sale of specialty plant nutrients;
●	the production and sale of iodine and its derivatives;
●	the production and sale of lithium and its derivatives;
●	the production and sale of potassium, including potassium chloride and potassium sulfate;
●	the production and sale of industrial chemicals, principally industrial nitrates and solar salts; and
●	the purchase and sale of other commodity fertilizers for use primarily in Chile.

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

Factors Affecting Our Results of Operations

Our results of operations substantially depend on:

●	trends in demand for and supply of our products, including global economic conditions, which impact prices and sales volumes;
●	efficient operations of our facilities, particularly as some of them run at production capacity;
●	our ability to accomplish our capital expenditures program in a timely manner;
●	the levels of our inventories;
●	trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros; and
●	energy, logistics, raw materials, labor and maintenance costs.

Impact of Foreign Exchange Rates

We transact a significant portion of our business in U.S. dollars, which is the currency of the primary economic environment in which we operate and is our functional and presentation currency for financial reporting purposes. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile, and therefore an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar affects our costs of production. Additionally, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the euro, the South African rand and the Mexican peso. As a result, fluctuations in the exchange rate of such currencies to the U.S. dollar may affect our financial condition and results of operations. See Note 24 to our consolidated financial statements.

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2022, for hedging purposes we had open contracts to buy U.S. dollars and sell Chinese Yuan for approximately US$333.19 million (CNY2,318.41 million), to sell Euros for approximately US$38.05 million (EUR35.75 million), and to sell South African rand for approximately US$46.84 million (ZAR 816.2 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$87.0 million (Ch$77,686.72 million). All of the UF 10.23 million outstanding bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$405.74 million as of December 31, 2021.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$29.98 million (Ch$25,662.44 million).

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2022		2021		2020
	%	US$	%	US$	%	US$
Specialty plant nutrition	11%	1,172.3	32%	908.8	39%	701.7
Iodine and derivatives	7%	754.3	15%	437.9	18%	334.7
Lithium and derivatives	76%	8,152.9	33%	936.1	21%	383.4
Potassium	4%	437.2	15%	416.6	12%	209.3
Industrial chemicals	2%	165.2	5%	132.0	9%	160.6
Other products and services	—%	28.6	1%	30.8	2%	27.6

Total	100	10,710.6	100	2,862.3	100	1,817.2

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2022		2021		2020
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	10,710.6	100.0	2,862.3	100.0	1,817.2	100.0
Cost of sales (1)	(4,973.9)	46.4	(1,772.2)	61.9	(1,334.3)	73.4
Gross profit	5,736.6	53.6	1,090.1	38.1	482.9	26.6
Other income	9.9	0.1	19.6	0.7	26.9	1.5
Administrative expenses	(142.6)	1.3	(118.9)	4.2	(107.0)	5.9
Other expenses (2)	(75.9)	0.7	(60.6)	2.1	(99.6)	5.5
Net impairment gains or reversal (losses) of financial assets	3.4	0.1	(0.2)	0.0	4.7	0.7
Other gains (losses)	0.1	(0.0)	(2.6)	00.1	0.5	0.3
Finance income	47.0	0.4	4.7	0.2	13.7	0.8
Finance expenses	(86.6)	0.8	(84.6)	3.0	(82.2)	4.5
Equity income of associates and joint ventures accounted for using the equity method	20.1	0.2	11.1	0.4	8.9	0.5
Foreign currency exchange differences	(25.5)	0.2	(17.2)	0.6	(4.4)	0.2
Income before income tax expense	5,486.5	51.2	841.2	29.4	238.5	13.1
Income tax expense	(1,572.2)	14.7	(249.0)	8.7	(70.2)	3.9

Profit attributable to:
Controlling interests	3,906.3	36.5	585.5	20.5	164.5	9.1
Non-controlling interests	8.0	0.1	6.8	0.2	3.8	0.2
Profit for the year	3,914.3	36.5	592.2	20.7	168.4	9.3
(1)	Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$3,273.0 million in 2022, US$247.6 million in 2021, and US$74.4 million in 2020.
(2)	Other expenses for 2020 includes a settlement fee related to a class action lawsuit against the Company in the United States which had a one-time, before-tax effect of US$62.5 million.

Results of Operations – 2022 compared to 2021

Revenues

Revenues increased by 274.0% to US$10,710.6 million in 2022 from US$2,862.3 million in 2021. The main factors that caused the increase in revenues and variations in different product lines are described below.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$8,152.9 million during the year ended December 31, 2022, an increase of 770.9% compared to the US$963.1 million for the year ended December 31, 2021. Set forth below are sales volume data for the specified years:

(in Th. MT)	2022	2021	% Change
Lithium and derivatives	156.8	101.1	55%

During 2022, we believe total lithium market demand surpassed 760,000 metric tons, an increase of approximately 44% when compared to 2021. The lithium market was mainly driven by growth in the electric vehicle market, which we believe grew over 100% when compared to 2021, led by China representing about 50% of global sales.

Our sales volumes in the lithium and derivatives business line surpassed 156,800 metric tons during 2022, an increase of approximately 55% when compared to the previous year. We sold approximately 43,000 metric tons during the fourth quarter of 2022, with an average price of US$58,800/MT.

Average prices in this business line increased 462% in 2022 compared to average prices during 2021, reaching approximately US$52,000/MT compared to average prices of approximately US$9,300/MT in 2021.

Specialty Plant Nutrition

Revenues from the specialty plant nutrition business line for the year ended December 31, 2022 totaled US$1,172.3 million, an increase of 29.0% compared to US$908.8 million reported for the year ended December 31, 2021.

Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2022	2021	% Change
Potassium nitrate and sodium potassium nitrate	477.4	643.6	(26)%
Specialty blends	217.9	304.0	(28)%
Other specialty plant nutrients (*)	138.1	174.9	(21)%
Sodium nitrate	14.4	32.1	(55)%
*	Includes trading of other specialty fertilizers.

Higher revenues from specialty plant nutrition business line during 2022 were the result of significantly higher average sales prices during the year, which more than offset decreased sales volumes. As a result of the high prices seen during the year, we believe demand growth in the agricultural potassium nitrate market decreased approximately 15% when compared to 2021. This decrease in global demand led to our sales volumes during 2022 decreasing almost 27% when compared to 2021, attributable to a significant demand decrease in the premium soluble fertilizer segment, where our market share is higher. Average prices in the specialty plant nutrition business line were US$1,382/MT in 2022, an increase of 75.7% compared to average prices of US$787/MT reported in 2021.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the year ended December 31, 2022 were US$754.3 million, an increase of 72.3% compared to US$437.9 million generated for the year ended December 31, 2021.

Set forth below are sales volume data for the specified years:

(in Th. MT)	2022	2021	% Change
Iodine and derivatives	12.7	12.3	3%

Higher iodine revenues were the result of higher average prices and slightly increased sales volumes during 2022 compared to 2021. Average prices in the business line increased slightly by 66.3%, reaching US$59/kilogram in 2022 compared to US$36/kilogram in 2021.

Potassium

Potassium chloride and potassium sulfate revenues for the year ended December 31, 2022 totaled US$437.2 million, a 4.9% increase compared to the US$416.6 million reported for the year ended December 31, 2021.

(in Th. MT)	2022	2021	% Change
Potassium chloride and potassium sulfate	480.5	893.2	(46)%

Revenues in the potassium chloride and potassium sulfate business line during 2022 were impacted by higher average prices when compared to 2021 which offset lower sales volumes. Our sales volumes for potassium chloride and potassium sulfate reached approximately 480,500 metric tons. Average prices in the potassium chloride and potassium sulfate business line increased approximately 95% during 2022 when compared to 2021, reaching US$910/MT.

Industrial Chemicals

Industrial chemicals revenues for the year ended December 31, 2022 reached US$165.2 million, a 25.1% increase compared to US$132.0 million for the year ended December 31, 2021.

Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2022	2021	% Change
Industrial chemicals	147.0	174.5	(16)%

Our higher revenues in industrial chemicals reflected higher average prices in the business line, which more than offset the decrease in sales volume. Average prices in the industrial chemicals business line increased approximately 48.1% during 2022 when compared to 2021. We reported sales of approximately 80,000 metric tons of solar salts during 2022, lower than our original estimates as a result of delivery delays.

Other Products and Services

Revenues from sales of other commodity fertilizers and other income were US$28.6 million in 2022, a decrease of 7.3% compared to US$30.8 million of revenues in 2021.

Cost of Sales

Our overall cost of sales increased 203.6% to US$4,974.0 million in 2022, which represented 46.4% of revenues, from US$1,772.2 million in 2021, which represented 61.9% of revenues. The main factors that caused the increase in cost of sales and variations in different product lines are described below.

Lithium and Derivatives

Lithium and derivatives cost of sales increased 635.0% to US$3,636.9 million in 2022 from US$494.8 million in 2021, primarily as a result of our increased sales volumes during 2022 compared to 2021 and increased average prices which impact cost of sales as described below.

Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium as a result of our 2018 amendment of the Corfo Agreements. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate and  lithium hydroxide. For technical and battery grade lithium carbonate, the former rate of 6.8% on FOB sales was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
Over $4,000 - $5,000	8.0%
Over $5,000 - $6,000	10.0%
Over $6,000 - $7,000	17.0%
Over $7,000 - $10,000	25.0%
Over $10,000	40.0%

Similarly for technical grade and battery grade lithium hydroxide, the rate structure was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT LiOH	Lease payment rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

See Note 18.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 11.6% to US$722.2 million in 2022 from US$646.9 million in 2021, as a result of higher costs per ton of potassium nitrate The average cost of sales in the specialty plant nutrition business line was US$852/MT in 2022, higher than US$560/MT in 2021

Iodine and Derivatives

Iodine and derivatives cost of sales increased 17.4% to US$282.1 million in 2022 from US$240.3 million in 2021. The average cost of sales in the iodine and derivatives business line was US$22.2/kilogram in 2022, an increase of 13.3% from US$19.6/kilogram in 2021.

Potassium

Potassium cost of sales decreased 23.5% to US$193.6 million in 2022 from US$253.1 million in 2021, as a result of decreased sales volumes. The average cost of sales in the potassium business line was US$403/MT in 2022, an increase from US$283/MT in 2021.

Our costs of sales related to our potassium business line fluctuate with our price of potassium as a result of our 2018 amendment of the Corfo Agreements. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including potassium chloride. For potassium chloride, the rate structure was changed to the following structure of progressive rates based on the final sale price:

Price US$/MT KCl	Lease payment rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

See Note 18.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

Industrial Chemicals

Industrial chemicals cost of sales increased 2.9% to US$112.2 million in 2022 from US$109.1 million in 2020, as a result of increased sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$764/MT in 2022, an increase of 22.2% from US$625/MT in 2021.

Gross Profit

Gross profit increased 426.2% to US$5,736.6 million in 2022, which represented 53.6% of revenues, from US$1,090.1 million in 2021, which represented 38.1% of revenues. As discussed above, this increase is attributable to the increase in revenues as a result of higher prices of lithium and derivatives, iodine and derivatives, specialty plant nutrients, industrial chemicals and potassium chloride and potassium sulphate and higher sales volumes of lithium and derivatives, and iodine and derivatives.

Other Income

Other income decreased 49.6% to US$9.8 million in 2022, which represented 0.1% of revenues, from US$19.6 million in 2021, which represented 0.7% of revenues.

Administrative Expenses

Administrative expenses increased 20.0% to US$142.6 million in 2022, which represented 1.3% of revenues, from US$118.9 million in 2021, which represented 4.2% of revenues.

Other Expenses

Other expenses increased 25.4% to US$76.0 million in 2022, which represented 0.7% of revenues, from US$60.6 million in 2022, which represented 2.1% of revenues.

Other Gains (Losses)

Other gains were US$0.1 million in 2022, compared to losses of US$2.6 million in 2021.

Finance Income

Finance income increased 902% to US$47.0 million in 2022, which represented 0.4% of revenues, from US$4.7 million in 2021, which represented 0.2% of revenues, due to higher interest rates earned on our investments and more cash available to invest.

Finance Expenses

Finance expenses increased 2.4% to US$86.7 million in 2022, which represented 0.8% of revenues, from US$84.6 million in 2021, which represented 0.3% of revenues.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method

Equity income of associates and joint ventures accounted for using the equity method increased 81.1% to US$20.2 million in 2022, which represented 0.2% of revenues, from US$11.1 million in 2021, which represented 0.4% of revenues.

Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$25.4 million in 2022, which represented 0.2% of revenues, compared with a loss of US$17.2 million in 2021, which represented 0.6% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program.

Profit Before Taxes

Profit before taxes increased by US$4,645.3 million, or 552.3%, to US$5,486.5 million in 2022 from US$841.2 million in 2021. This increase was primarily attributable to increase in revenues by US$7,848.3 million, partially offset by an increase in cost of sales by only US$3,171.5 million and an increase in administrative expenses by only US$23.8 million, as described above.

Income Tax Expense

Income tax expenses increased 531.4% to US$1,572.2 million in 2022, representing an effective tax rate of 28.7%, compared to US$249.0 million in 2021, representing an effective tax rate of 29.6%. The effective Chilean corporate tax rate was 27.0% during 2022 and 2021. Income tax increased as a result of higher taxable income reported in 2022 compared to 2021.

Profit for the Year

Profit for the year increased 561% to US$3,914.3 million in 2022 from US$592.2 million in 2021, primarily due to higher average prices in all of our business lines and higher sales volumes in the iodine and lithium business lines.

Results of Operations – 2021 compared to 2020

For a discussion of the comparison of our results of operations for the fiscal years 2021 and 2020, see “Part I, Item 5.A. Operating Results—Results of Operations – 2021 compared to 2020” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 26, 2022.

5.B. Liquidity and Capital Resources

As of December 31, 2022, we had US$3.6 billion of cash and cash equivalents and time deposits. In addition, as of December 31, 2022, we had US$694 million of unused uncommitted working capital credit lines.

Shareholders’ equity increased to US$4,932.0 million as of December 31, 2022 from US$3,216.0 million as of December 31, 2021. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased to 1.19 as of December 31, 2022 from 1.23 as of December 31, 2021.

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

The table below shows our cash flows for 2022, 2021 and 2020:

(in millions of US$)	2022	2021	2020
Net cash from operating activities	4,077.6	822.5	182.2
Net cash used in financing activities	2,003.0	1,206.5	(94.1)
Net cash from (used in) investing activities	(909.4)	(1,006.9)	(167.1)
Effects of exchange rate fluctuations on cash and cash equivalents	(25.0)	(16.1)	(0.4)
Net increase (decrease) in cash and cash equivalents	1,140.2	(1,005.9)	(79.4)

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

We believe that our capital expenditures for 2023 could reach approximately US$1.2 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium projects in Australia and China. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”

Our other major use of funds is for dividend distributions. In the consolidated statement of cash flows, we reported dividends paid of US$2.2 billion and US$572 million during 2022 and 2021, respectively. For a disclosure of our 2022 dividend policy and payments, see “Item 8.A.8. Dividend Policy.”

The proposed dividend policy for 2023 is expected to be announced at the Annual Shareholders’ Meeting to be held on April 26, 2023.

As of December 31, 2022, we had US$3.6 billion of cash and cash equivalents and time deposits. In addition, as of December 31, 2022, we had US$694 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 0.0x as of December 31, 2022. Our next debt maturity that will require a significant cash payment is scheduled to occur in April 2024. We believe that our capital expenditures related to expansion and maintenance will require approximately US$1.2 billion during 2023.

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

Our current ratio, defined as current assets divided by current liabilities, decreased to 2.3 as of December 31, 2022 from 4.6 as of December 31, 2021. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2022.

	Current	Non-Current
	Amount	Amount	Interest	Issue	Maturity
Debt Instrument (1)	(ThUS$)	(ThUS$)	Rate	Date	Date	Amortization
3.63% Notes due 2023 — US$300 million	302,488	—	4.38%	Apr. 03, 2013	Apr. 03, 2023	Bullet
4.38% Notes due 2025 — US$250 million	4,215	249,531	4.38%	Oct. 23, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	2,190	446,334	4.25%	May 7, 2019	May 7, 2029	Bullet
4.25% Notes due 2050—US$400 million	7,271	393,888	4.25%	Jan. 22, 2020	Jan. 22, 2050	Bullet
3.50% Notes due 2051—US$700 million Green Bond	6,999	684,659	3.50%	Sep. 10, 2021	Sep. 10, 2051	Bullet

Series H Bond — UF 4 million.	17,394	95,933	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	883	60,795	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1,818	123,020	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	331	122,764	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet
(1)	UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Note 14.4 b and d

As of December 31, 2022, we had total financial debt of US$2,394.2 million compared to US$2,587.7 million as of December 31, 2021. The total short-term debt as of December 31, 2022 was US$523.0 million, and as of December 31, 2021 was US$51.3 million.

As of December 31, 2022, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.

The following table shows the maturities of our nominal long-term debt by year as of December 31, 2022 (in millions of US dollars):

Maturity (1)	Amount
2023	314.9
2024	14.9
2025	264.9
2026	14.9
2027 and thereafter	1,909.9
Total	2,519.6
(1)	Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2022 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2022, a market value of US$11.7 million against SQM.

Environmental and Occupational Safety and Health Projects

We spent US$44.2 million on environmental, safety and health projects in 2022. This amount forms part of the capital expenditure program discussed above.

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

	For the years ended December 31,
	2022	2021	2020
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	3,914.3	592.2	168.4
(+) Depreciation and amortization expenses	244.5	214.2	203.9
(+) Finance costs	86.7	84.6	82.2
(+) Income tax	1,572	249	70
EBITDA	5,817.6	1,140.1	524.6
(-) Other income	9.9	19.6	26.9
(-) Other gains (losses)	0.1	(2.6)	(5.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	20.2	11.1	8.9
(+) Other Expenses by Function	(76.0)	(60.6)	(99.6)
(+) Net impairment gains on reversal (losses) of financial assets	3.4	(0.2)	4.7
(-) Finance income	47.0	4.7	13.7
(-) Currency differences	(25.4)	(17.2)	(4.4)
Adjusted EBITDA	5,838.4	1,185.5	579.8

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

5.D. Trend Information

Our revenues increased 274.2% to US$10,710.6 million in 2022 from US$2,862.3 million in 2021. Gross profit reached US$5,736.6 million (53.6% of revenues) in 2022, higher than US$1,090.1 million (38.1% of revenues) recorded in 2021. Profit attributable to controlling interests increased 567.2% to US$3,906.3 million in 2021 from US$585.5 million in 2021.

Revenues from lithium and derivatives totaled US$8,152.9 million during the twelve months ended December 31, 2022, an increase of 770.9% compared to the US$936.1 million for the twelve months ended December 31, 2021. During 2022, our sales volumes in the lithium and derivatives business line surpassed 156,800 metric tons, an increase of approximately 55% when compared to the previous year. Additionally, our average prices in the lithium and derivatives business line reached approximately US$52,000, an increase of 461.6% when compared to 2021. We saw very strong demand in the fourth quarter of 2022, driven by increased cathode and electric vehicle production in anticipation of the Chinese electric vehicles subsidies not being extended in 2023. In response to this high demand, some of our 2023 sales volumes were brought forward and delivered during the last months of 2022. As expected, advanced sales volumes in the fourth quarter of 2022, followed by the usual slowdown surrounding the Chinese New Year celebration, resulted in lower monthly lithium sales rates during the first two months of 2023 than seen at the end of last year.

Fundamentals behind demand growth are strong, with sales of electric vehicles growing in all the markets, especially in the US market, positively impacted by the Inflation Reduction Act. This leads us to believe that demand this year should grow more than 20% when compared to 2022. As electric vehicle sales continue to grow, we now expect the lithium demand to reach almost 1.5 million metric tons by 2025. This strong demand growth expectations gives us confidence as we remain focused on expanding our lithium production capacity. In Chile, we have reached a run-rate of 180,000 metric tons of high-quality lithium products while working to further expand our lithium carbonate and lithium hydroxide capacity. With our lithium project in Australia in construction, we expect to be producing spodumene from the Mt. Holland site by the end of the year and lithium hydroxide during the first half of 2025. The Sichuan refinery is expected to be completed in the second quarter this year while we continue to invest in lithium exploration.

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2022 were US$754.3 million, an increase of 72.3% compared to US$437.9 million generated for the twelve months ended December 31, 2021. Our sales volumes increased almost 4% during 2022, driven by the demand growth in the iodine market and our ability to deliver more volumes to our customers. We believe that the total iodine market grew approximately 2% during 2022, driven predominately by a healthy demand growth in the x-ray contrast media segment, and believe that it could  grow between 1-2% in 2023. We saw our average price increase almost 7% in the fourth quarter of 2022 when compared to the previous quarter and believe that prices could remain at these levels during the first half of 2023.

Revenues from the SPN business line for the twelve months ended December 31, 2022 totaled US$1,172.3 million, an increase of 29.0% compared to $908.8 million reported for the twelve months ended December 31, 2021. Higher revenues from specialty plant nutrition business line during 2022 were the result of significantly higher average sales prices during the year. As a result of the high prices seen during the year, we believe that global potassium nitrate demand decreased almost 15%. This decrease in global demand led to our sales volumes being almost 27% lower during 2022 when compared to 2021, attributable to a significant demand decrease in the premium soluble fertilizer segment, where our participation is higher. While we expect to see some demand recovery during 2023, with the information we have today, we do not expect it to fully recover to 2021 levels.

Potassium chloride and potassium sulfate revenues for 2022 totaled US$437.2 million, a 4.9% increase compared to the US$416.6 million reported for the twelve months ended December 31, 2021. We believe that potassium market demand in 2022 reached approximately 60 million metric tons, a decrease from the approximately 71 million metric tons during 2021 as a result of significantly higher market prices during 2022 compared to the previous year. Our sales volumes in 2022 were almost 46% lower than the sales volumes we reported in 2021 but were offset by significantly higher average sales prices throughout the year. We have seen potash prices coming down in recent months and saw our average prices during the fourth quarter follow this trend. Our average prices during the fourth quarter of 2022 were approximately 15% lower than average prices reported during the previous quarter. The price decrease should have a positive impact on market demand, and we expect to see some recovery during the year. Our potassium sales volumes could surpass 500,000 metric tons in 2023.

5.E. Critical Accounting Estimates

For information on our critical accounting estimates, see Note 3.33 to our consolidated financial statements.

5.F. Safe Harbor

The information contained in Item 5.E contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

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

Each of the eight members of the current Board of Directors was elected for a three-year term at the Annual General Shareholders’ Meeting that took place on April 26, 2022. On April 3, 2023, Ashley Ozols resigned from the Board of Directors effective, April 21, 2023. As a result of this resignation, the entire Board will be elected at the next Annual General Shareholders’ meeting to be held on April 26, 2023.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Gonzalo Guerrero Y.

Chairman of the Board and Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He was General Counsel and substitute Board member of Integramédica S.A. for more than seven years and was a Director of Inversiones Oro Blanco S.A., Asfaltos Chilenos S.A., VNT S.A. (Vantrust Capital Asset Management) and SMA Clinica Internacional S.A. (Perú), among others. Currently, he is an Executive Board member of Guerrero and Associates, Chairman of the Board of Sanasalud S.A., director of SQM Salar S.A. and Chairman of the Fundación para el Desarrollo Social y Patrimonial de Maria Elena and Dictor of ICARE.

April 2017

Patricio Contesse F.

Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from the Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group through 2021, where he is currently Vice Chairman of the Boards of Directors of the Pampa Group entities.

April 2018

Name	Position and relevant experience	Current position held since
Hernán Büchi B.

Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A., among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.

April 2017

Dang Qi

Director. Ms. Qi, earned a degree in Spanish Literature and Spanish-speaking Cultures from the Beijing Foreign Studies University, and has 17 years of experience at Xinhua News Agency as a director and correspondent in four Latin American countries and a chief reporter in China. Between May 2017 and March 2019, she was director of the Xinhua News Agency office in Chile. She held that same position in Costa Rica and Panama, in addition to being a Xinhua correspondent in Mexico. In China, she served as a writer, editor and reporter for Xinhua.

April 2022

Antonio Gil N.

Director. Mr. Gil holds a degree in Industrial Engineering from ICAI (Universidad Pontificia Comillas, Spain) and is a graduate of Harvard Business School (where he obtained his MBA) and Stanford University (where he completed the Stanford Executive Program). He has more than 25 years of experience in strategic leadership, management, financial and investment roles at global, European and Latin American companies. He is currently board member at Latam Airlines Group and a strategic and financial advisor to several national and international companies. Previously, he was CEO of Moneda Asset Management, Vice President of ACAFI, Managing Director, Worldwide CFO and member of the global executive committees of several businesses at JPMorgan. He started his career as strategic consultant for BCG in Spain.

April 2022

Gina Ocqueteau T.

Director. Ms. Ocqueteau graduated as a nurse from the Universidad de Chile and holds an MBA in Commercial Management and Marketing from ESEM, Business School, Madrid Campus. She is currently CEO of Waygroup Chile, founding partner of Crosscheck and director of the Asia Pacific Chamber of Commerce. She has been a director of Chile Mujeres since 2019 and was a member of the Advisory Council of the Ministry of Women and Gender Equity in 2021. Previously, she was also director of the Association of Entrepreneurs, ASECH, and held senior positions within ACHS.

April 2022

Ashley Ozols

Director. Mr. Ozols earned a Bachelor of Commerce degree from the University of New South Wales, Sydney and is also a CFA charterholder. He resides in Australia and has over 20 years of international business experience providing strategic, financial and advisory services to American, Australian and Asian based clients. Between 2003 and 2017, he worked at several investment banks, including Macquarie Group, Grant Samuel, and CLSA. Between 2017 and beginning his role as a board member at SQM in 2021, he worked at Tianqi Lithium as an executive focused on corporate development.

December 2021

Name	Position and relevant experience	Current position held since

Antonio Schneider C.

Director. Mr. Schneider has a doctorate from The New School, New York and has a degree in Economics from Universidad de Chile. He has worked in Chile in the cosmetics, forest products, salmon and food crops, fruit export, and food products industries. He is associated with financial and banking representations, mainly in Larrain Vial S.A., in international business, mining and its development as a national investment bank. He has been a director at InvertecFoods, Pesquera Yadran, ChileFoods, Indura Peru, Salmonfood, and Banco Estado, among others.

April 2022

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

Gerardo Illanes G. (1)

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

September 2016
Pablo Altimiras C.

Executive Vice President of Nitrates and Iodine Businesses. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012.  In 2016, he became Vice President of Business Development and Planning. In October 2018, he

December 2021

Name	Position and relevant experience	Current position held since

became Vice President of Lithium and Iodine Businesses and assumed his current role in the Company in December 2021.
José Miguel Berguño C. (2)

Vice President of Corporate Services. Mr. Berguño earned an engineering degree and Master of Business Administration from the Universidad Católica de Chile. In 1998, he joined SQM as Planning Engineer. In 2001, he served as Supply Chain Manager, and in 2006 he was Human Resources Manager. From 2010 to 2011, he was the National Director of Science under the Minister of Labor. In 2012, he was Human Resources Manager for Vitamina Work Life. In 2013, he resumed his role as Supply Chain Manager at SQM, and in 2016 took on the position of Vice President of Human Resources and Performance. In 2019, he became Vice President of Operations of Nitrates and Iodine and assumed his current role in December 2021.

December 2021
Carlos Díaz O.

Executive Vice President of Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM and worked in the planning, finance and logistics areas of the Company until 2012. From 2012 through 2019, he was Vice President of Operations, Nitrates and Iodine. In 2019 he became Vice President of Operations, Potassium and Lithium and assumed his current role in December 2021.

December 2021

(1)	As of December 31, 2022, Mr. Illanes beneficially owned 800 SQM shares.
(2)	As of December 31, 2022, Mr. Berguño beneficially owned 380 SQM shares.

6.B. Compensation

At the Ordinary Shareholders’ Meeting held on April 26, 2022, shareholders approved the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.

During 2022, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month each. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2022 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2022 total net profit of the Company.

In addition, during 2022, members of the Directors’ Committee were each paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained during the 2022 fiscal year.

During 2022, the members of the Safety, Health and Environmental and the Corporate Governance Committees each received UF 100 per month, regardless of the number of sessions held.

During 2022, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

			SQM Health,
		SQM	Safety and	Corporate
		Directors’	Environment	Governance	Total (Ch$)
	SQM Board	Committee	Committee	Committee
	Meeting (Ch$)	(Ch$)	(Ch$)	(Ch$)
Gonzalo Guerrero Yamamoto	592,315,480	—	39,845,758	—	632,161,238
Patricio Contesse Fica	876,680,719	—	39,845,758	39,845,758	956,372,235
Georges de Bourguignon Arndt (1)	374,874,280	124,958,093	—	—	499,832,373
Hernan Büchi Buc	537,955,180	—	—	39,845,758
Antonio Gil Nievas (2)	163,080,900	54,360,300	—	—	217,441,200
Laurence Golborne Riveros (1)	374,874,280	124,958,093	—	—	499,832,373
Gina Ocqueteau (2)	163,080,900	54,360,300	—	—	217,441,200
Ashley Luke Ozols (3)	331,603,389	47,338,104	13,665,342	—	392,606,835
Dang Qi (2)	142,014,312	—	20,555,052	—	162,569,364
Alberto Salas Muñoz (1)	699,085,277	124,958,093	—	—	824,043,370
Antonio Schneider (2)	163,080,900	—	—	27,180,150	190,261,050
Francisco Ugarte Larrain (1)	374,874,280	—	—	12,665,608	387,539,888
Robert Zatta (1)	205,979,682	—	—	—	205,979,682
TOTAL	4,999,499,579	530,932,983	113,911,910	119,537,274	5,186,080,808

(1)	Director until April 26, 2022
(2)	Director since April 26, 2022
(3)	Director until April 21, 2023

For the year ended December 31, 2022, the aggregate compensation paid to our 142 members of management based in Chile was US$29.6 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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

As of December 31, 2022, we had a provision related to all of the incentive programs in the aggregate of US$43.9 million.

We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.

6.C. Board Practices

Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in “Item 6.A. Directors and Senior Managers.”

The date of expiration of the term of the current Board of Directors is April 2025. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the Annual General Shareholders’ Meeting held on April 26, 2022 for a three-year term expiring in April 2025.

The members of the Board of Directors are remunerated in accordance with the information provided above in “Item 6.B. Compensation.” There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.

Directors’ Committee – Audit Committee

As required by Chilean Law, during 2022, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

Since April 26, 2022, our Directors’ Committee has been comprised of three Directors: Mr. Antonio Gil N., Gina Ocqueteau T., and Mr. Ashley Ozols. Each of the three members meets the NYSE independence and Chilean independence requirements for audit committee members. Mr. Ozols holds the position of Chairman of the Directors’ Committee.

During 2022, the Directors’ Committee (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies for the Board to recommend to the shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the proposals to the Board of Directors on corporate policies that the Company must have, in accordance with the law; (viii)the Company’s risk matrix; (ix) the activity related to the Company’s compliance program; (x) the report on internal control of the Company and (xi) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2022.

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2022 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2022 fiscal year.
(b)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.
(c)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC on non-audit related matters, (ii) reviewed the expenses of the Company’s CEO, (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas, and (iv) examined the information presented by the external auditors.

The Committee issued the Annual Management Report referred to in the Chilean Corporations Act.

During 2022, the Company did not enter into related party transactions which are required to follow the requirements and procedures established in title XVI of the Corporations Act, therefore the Committee was not required to examine information regarding related party transactions, but did review a potential transaction that was not entered into by the Company.

On April 26, 2022, the Annual General Shareholders’ Meeting of SQM approved an operational budget for the Committee; the operational budget is equivalent to the sum of the annual remunerations of the members of the Committee and US$250,000. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the Annual General Shareholders’ Meeting.

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

A director would not be considered independent if, at any time, within the last 18 months he or she:

(i)Maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them;

(ii)Maintained a family relationship with any of the members described in (i) above;

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

6.D. Employees

As of December 31, 2022, we had 6,997 permanent employees,464 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.3years.

	As of December 31,
	2022	2021	2020
Employees in Chile	6,015	5,671	5,080
Employees outside of Chile	464	410	427
Total employees	6,479	6,081	5,507

Over 93% of our employees are employed in Chile, of which approximately 77.1% were represented by 22 labor unions as of December 31, 2022. As of December 31, 2022, fifteen collective bargaining agreements had been renegotiated in advance and the remaining 7 should be negotiated during 2023. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health, death and disability benefits, among others.

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

We do not maintain any pension or retirement programs for our Chilean employees. Most workers in Chile are subject to a national pension law, adopted in 1980, which establishes a system of independent pension plans that are administered by the corresponding Pension Fund Administrator (Sociedad Administradora de Fondos de Pensiones). We have no liability for the performance of any of these pension plans or any pension payments to be made to our employees. We do, however, sponsor staff severance indemnities plans for our employees and employees of our Chilean subsidiaries whereby we commit to provide a lump sum payment to each employee at the end of his/her employment, whether due to death, termination, or resignation.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 15, 2023 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from our records and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

			Number of
	Number of		Series B
	Series A shares		shares
	beneficially	% Series	beneficially	% Series	% total
Shareholder	owned	A shares	owned	B shares	shares
Tianqi Lithium Corporation(1)	62,556,568	43.80	748,490	0.55%	22.16%
The Bank of New York Mellon ADRs (2)		—%	61,994,952	43.41%	21.70%
Sociedad de Inversiones Pampa Calichera S.A. (3) (4)	44,989,231	31.50%	1,611,227	1.13%	16.31%
Potasios de Chile S.A. (4)	18,179,147	12.73%		—%	6.35%
Banco de Chile por cuenta de State Street.	72,125	0.05%	11,408,420	7.99%	4.02%
Banco Santander por cuenta de Inversionistas por extranjeros	546,128	0.38	8,281,169	5.80%	3.09%
Inversiones Global Mining Chile Ltda. (4)	8,798,539	6.26%		—%	3.08%
Capital International Investors (5)		—%	8,084,348	5.66%	2.83%
Banco de Chile por cuenta de terceros no residentes	63,306	0.04%	6,395,473	4.48%	2.26%
Banco de Chile por cuenta de Citi NA New York Clients	67,463	0.05%	4,919,486	3.44%	1.75%
(1)	SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A common shares held by Inversiones TLC SpA registered in the shareholder registry of the Depósito Central de Valores S.A. (“DCV”) as of March 15, 2023 and (ii) owns directly 748,490 Series B common shares in the form of ADSs. Therefore, Tianqi beneficially owns 22.16%, of SQM’s total shares.
(2)	Includes (i) 748,490 Series B common shares held by Tianqi in the form of ADSs described in footnote (1) above and (ii) 8,084,348 Series B common shares held by Capital International Investors in the form of ADSs described in footnote (5) below.
(3)	Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.
(4)	SQM has been informed that, as of March 15, 2023, the indirect controller of Norte Grande S.A. is Pacific Atlantic Trading Corporation. 100% of the shares into which the capital of Pacific Atlantic Trading Corporation is divided is part of a trust, called The Pacific Trust, constituted by Mr. Julio Ponce Lerou in favor of his children, in equal parts, the following: Julio Ponce Pinochet, Alejandro Ponce Pinochet, Francisca Ponce Pinochet and Daniela Ponce Pinochet. Pacific Atlantic Trading Corporation owns 100% of the shares into which the capital of the company SQ Grand Corp. is divided, which in turn has 99.99% of the social rights of Inversiones SQ Limitada, who owns the 92% of the shares of Inversiones SQYA SpA. Inversiones SQ limitada owns 0.026% of the shares of Norte Grande S.A., and Inversiones SQYA SpA, for its part, owns 80.80% of the shares of Norte Grande S.A., of 3.89% of the shares of Sociedad de Inversiones Oro Blanco S.A. and 7.44% of the shares of Nitratos de Chile S.A. Norte Grande S.A. owns 81.17% of the shares of Sociedad de Inversiones Oro Blanco S.A. and 83.91% of the shares of Nitratos de Chile S.A. Sociedad de Inversiones Oro Blanco S.A. owns 88.82% of the shares of Sociedad de Inversiones Pampa Calichera S.A. Nitratos de Chile S.A. owns 99.02% of the shares of Potasios de Chile S.A., which in turn owns 10.09% of the shares of Sociedad de Inversiones Pampa Calichera S.A. Sociedad de Inversiones Pampa Calichera S.A. owns 100% of the shares of Global Mining SpA. Potasios de Chile S.A. owns 6.36% of the shares of SQM S.A., Sociedad de Inversiones Pampa Calichera S.A. owns 16.31% of the shares of SQM S.A. and Global Mining Spa owns 3.08% of the shares of SQM S.A.

(5)	Based on a Schedule 13G filed with the SEC on February 14, 2023, Capital International Investors ("CII") reported having sole voting power over 8,046,731 Series B common shares and sole dispositive power over 8,084,348 Series B common shares held in the form of ADSs. CII is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates, Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "Investment Management Entities"). CII's divisions of each of the Investment Management Entities collectively provide investment management services under the name "Capital International Investors." CII is deemed to be the beneficial owner of 8,084,348 Series B common shares or 2.83% of SQM’s total shares.

As of March 15, 2023, SQM did not have a Controller Group.

Tianqi Extrajudicial Agreement with the FNE

In August 2018, after an investigation by the FNE in connection with the proposed acquisition by Tianqi of 23.77% of the Company’s then-outstanding total shares, Tianqi and the FNE entered into an extrajudicial agreement (the “Extrajudicial Agreement”) which implemented certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Extrajudicial Agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as sensitive under the Extrajudicial Agreement (“Sensitive Information”) (collectively, the “Purpose”). Pursuant to the Extrajudicial Agreement, Tianqi agreed that, among other things:

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

During the approval process for the Extrajudicial Agreement before the FNE, the Company expressed its concerns to the Chilean Antitrust Court regarding the measures contained in the Extrajudicial Agreement, including that (i) it could not effectively resolve the risks that Tianqi and the FNE sought to mitigate, (ii) the restrictions are not correctly oriented to avoid the access to Sensitive Information that, in the possession of a competitor, could damage the Company and the proper functioning of the market and (iii) it could contradict the Chilean Corporations Act. The Extrajudicial Agreement was approved in October 2018 by the Chilean Antitrust Court. A copy of the Extrajudicial Agreement, in Spanish, has been made publicly available on the Company’s website at www.sqm.com and is also available on the FNE’s website at http://www.fne.gob.cl

In light of the Company’s concerns regarding the limitations of the Extrajudicial Agreement measures, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement and adopted a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement) on September 30, 2019. See “Item 10.B. Memorandum and Articles of Association—Board Protocol for Presentation and Use of Sensitive Information” below.

Approximately 1,188 record holders were in Chile as of March 1, 2022.

Series A and Series B common shares have the same economic rights (i.e., both series are entitled to share equally in any dividends declared on the outstanding stock) and voting rights at any shareholders’ meeting, whether ordinary or extraordinary, with the exception of the election of the Board, in which the Series A shareholders elect seven members and the Series B shareholders elect one member.

Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chairman of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chairman of the Board if a tie vote has occurred in the prior voting process. As of March 1, 2023, there were 142,819,552 Series A common shares and 142,818,904 Series B common shares outstanding.

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

With respect to SQM, transactions with related parties include negotiations, proceedings, contracts or transactions involving SQM and its directors, managers and officers, and their spouses and relatives, and other companies and persons connected to the abovementioned parties or mentioned in the By-laws or by the Directors’ Committee. Such transactions may only be carried out if (i) their objective is to contribute to SQM’s interests and if their price, terms and conditions conform to prevailing market prices, terms and conditions at the time of their approval and (ii) they satisfy the requirements and procedures established by the Chilean Corporations Act. Such requirements include, among others:

●	that the transaction be informed to the Directors’ Committee and to the Board of Directors prior to its execution;
●	that the Board of Directors, excluding any Directors involved in the transaction, approves the transaction with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the transaction. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such transaction is in SQM’s interest;
●	that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and
●	that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the transaction but they will grant SQM or its shareholders the

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

In March 2022, the Company adopted a Conflict of Interest Policy which is applicable to all directors, executives and employees of the Company. Under the policy, conflicts of interest may arise where there are family relationships, ownership relationships, management relationships or other situations where the director, executive or employee’s impartiality may be diminished or whose decisions may be contrary to the duty of probity that governs their actions. The policy provides procedure for the resolution of the conflict of interest. For directors, the procedures involve the Company’s compliance officer agreeing with the Directors’ Committee to propose a resolution for approval by the Board of Directors. In the event that a director has an interest or participates in a transaction with related parties that constitutes a conflict of interest under the policy, the related party transaction procedures under the Chilean Corporations Act described above would apply in lieu of the policy. Directors are required to present a declaration of conflict of interest within a month following their appointment as a director and each time a new conflict of interest not previously declared is identified.

In November 2022, the Board of Directors amended the Policy on Customary Transactions with Related Parties.

The Company regularly enters into business arrangements with related parties, principally its joint ventures and associates, which are described in Note 3 to our Consolidated Financial Statements.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1 See “Item 18. Financial Statements.”

8.A.2 See “Item 18. Financial Statements.”

8.A.3 See “Item 19. Exhibits—Index to Financial Statements—Report of Independent Registered Public Accounting Firm.”

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 Export Sales

We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.

The following is the composition of the consolidated sales for the periods ending on December 31, 2022, 2021 and 2020:

Th. US$	2022	2021	2020
Foreign sales	1	2,642,672	1,663,446
Total sales	10,710,578	2,862,320	1,817,919
Foreign sales %	0.0%	92.3%	91.5%

8.A.7 Legal Proceedings

SQMNA Litigation

In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County (the “Pomona Case”). In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter was then remanded to the District Court for a complete retrial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 8, 2021, a jury found in favor of Pomona and against SQMNA on a single cause of action for strict products liability under California law. The jury found that Pomona’s damages were US$48,128,378. On January 27, 2022, the District Court entered judgment for Pomona in the amount of US$48,128,378. On February 24, 2022, SQMNA filed a motion for new trial, which was refiled to address a purported procedural issue on February 25, 2022; the District Court has not ruled on the merits of the motion. On February 25, 2022, SQMNA filed a notice of appeal of the District Court judgment to the Ninth Circuit Court of Appeals.

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

8.A.8. Dividend Policy

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual General Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual General Shareholders’ Meeting for approval. As required by the Chilean Corporations Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

On March 23, 2022, the Board of Directors, agreed to recommend to the shareholders the payment of a final dividend. The dividend payment was presented for consideration and approved at the Annual General Shareholders’ Meeting held on April 26, 2022. The amount of the final dividend approved by shareholders was US$2.0496418 per share; the amounts paid as interim dividend and special dividends was deducted from this amount; the balance, in the amount of US$0.09691 per share, was paid and distributed to Company’s shareholders on May 5, 2022.

SQM’s dividend policy for 2022 reported at the Annual General Shareholders’ Meeting held on April 26, 2022 and modified as a result of the approval of the distribution and payment of a special dividend equivalent to US$1.40037 per share charged to the retained earnings of the Company (the “Special Dividend”) by the Extraordinary Shareholders’ Meeting held on December 21, 2022, included the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend (dividendo definitivo):
(i)

100% of the 2022 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.85 times.

(ii)

80% of the 2022 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.95 times.

(iii)

60% of the 2022 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.05 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2021 net income in favor of the respective shareholders as a final dividend.
(b)

Distribute and pay only two interim dividends during 2022, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2022 and as of June 30, 2022, respectively, the percentage distributed shall be determined per the financial parameters expressed in paragraph (a) above.

On May 19, 2022 and August 18, 2022, the Company’s Board of Directors agreed to distribute and pay an interim dividends equivalent to US$0.23797 per share and US$0.31439 per share, respectively, both charged to the Company’s 2022 retained earnings. These amounts were paid in their equivalent in Chilean pesos according to the official exchange rate on May 28, 2022 and on September 1, 2022, respectively (the “Interim Dividends”).

(c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2022 net income.
(d)	At the Ordinary General Shareholders’ Meeting that will be held in 2023, the Board of Directors will propose a final dividend pursuant to the percentages in financial parameters described in in paragraph (a) above after deducting the Special Dividend and Interim Dividends previously paid. If the amount is equal to or less than the amount of the sum of the Special Dividend and the Interim Dividends, then no additional amount will be distributed and the Interim Dividends will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend that corresponds in accordance with Chilean law or the Company bylaws.

(e)	If there is an excess of net income in 2022, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.
(f)	The payment of additional dividends (dividendos adicionales) is not considered.

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (hecho esencial).

On December 22, 2022, the Extraordinary Shareholders’ Meeting approved the payment of a special dividend equivalent to US$1.400037 per share, charged to the retained earnings of the Company. This amount was paid on December 30, 2022 in its equivalent in Chilean pesos according to the official exchange rate on December 28, 2022.

The dividend policy proposal for 2023 is expected to be announced at the Annual General Shareholders’ Meeting to be held on April 26, 2023.

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

Holders of ADSs generally have the right to receive dividends and other distributions we make on Series B common shares held by the ADS custodian under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses. Receipt of these dividends and distributions may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADS holders.

The depositary will, as promptly as practicable, convert all cash dividends and other cash distributions received by the depositary or the custodian in respect of the deposited Series B common shares into U.S. dollars and, as promptly as practicable, distribute the amount thus received (net of any fees of the depositary) to the holders of ADSs in proportion to the number of ADSs representing such Series B Shares held by each of them. The amount distributed also will be reduced by any amounts required to be withheld by SQM, the depositary or the custodian on account of taxes and the depositary’s foreign currency conversion expenses.

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

Dividends		Per Share	Per ADS
Declared for the fiscal year	Paid in	Ch$	US$
2018 (interim)	2018	229.22	0.37994
2018 (interim)	2018	271.73	0.43247
2018 (interim)	2018	343.53	0.50864
2018	2019	212.38	0.31726
n/a (eventual)	2019	277.70	0.41274
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987
2019	2020	217.67	0.25414
2020 (interim)	2020	138.91	0.17092
2020 (interim)	2020	297.95	0.37994
2020 (interim)	2020	10.79	0.01530
2020	2021	173.82	0.23797
2021 (interim)	2021	243.70	0.31439
n/a (eventual)	2021	1,202.34	1.40037
2021	2022	82.46	0.09691
2022 (interim)	2022	2,267.02	2.78716
2022 (interim)	2022	1,776.62	1.84914
n/a (eventual)	2022	2,653.93	3.08057

Dividends payable to holders of ADSs will be paid net of conversion expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35% (subject to credits in certain cases).

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market. Under the Foreign Investment Contract, the Depositary, on behalf of ADS holders, will be granted access to the Formal Exchange Market to convert cash dividends from Chilean Pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile net of taxes, and no separate registration of ADS holders is required.

8.B. Significant Changes

No significant change has occurred since the date of the financial statements set forth in Item 18.

ITEM 9.   THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Series A common shares and Series B common shares are currently traded on the Santiago Stock Exchange, and the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) under the trading symbols “SQM-A” and “SQM-B”, respectively. ADSs, each representing one share of our Series B common shares are also traded on the New York Stock Exchange under the trading symbol “SQM”.

9.BPlan of Distribution

Not Applicable.

9.CMarkets

Our Series A common shares and Series B common shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange.The ADSs representing Series B common shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is The Bank of New York Mellon.

9.DSelling Shareholders

Not applicable.

9.EDilution

Not applicable.

9.FExpenses of the Issue

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

Directors

As stated in article 9 of the Company’s By-laws, the Company has eight Directors. One of the directors must be “independent” as such term is defined in article 50 bis of the Chilean Corporations Act. Moreover, the possession of shares is not a condition necessary to become a director of the Company.

As stated in article 10 of the Company’s By-laws, the term of the directors is of three years and they can be reelected indefinitely; thus, there is no age limit for their retirement.

The Company’s By-laws, in articles 16 and 16 bis, essentially establish that the transactions in which a director has a material interest must comply with the provisions set forth in articles 136 and 146 to 149 of the Chilean Corporations Act and the applicable regulations of the Chilean Corporations Act.

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

Persons who have not been involved in any of the circumstances described in the Law at any time during the preceding 18 months are considered independent. Candidates for the position of Independent Director must be proposed by shareholders representing 1% or more of the Company’s shares, at least 10 days prior to the date of the shareholders’ meeting that has been called in order to elect the Directors. No less than two days prior to the respective shareholders’ meeting, the candidate must provide the Chief Executive Officer with a sworn statement indicating that he: (a) accepts his candidacy for the position of Independent Director; (b) does not meet any of the conditions that would prevent him from being the Independent Director; (c) is not related to the Company, the other companies of the group to which the Company belongs, the controller of the Company, or any of the Company’s officers in such a way that would deprive a sensible person of a reasonable degree of autonomy, interfere with his ability to perform his duties objectively and effectively, generate a potential conflict of interest, or interfere with his independent judgment; and (d) assumes the commitment to remain independent as long as he holds the position of Director.

The Directors’ Committee shall have the following powers and duties: (a) to examine the reports of the external auditors, the balance sheet and other financial statements presented by the Company’s managers or liquidators to its shareholders and issue an opinion about the same prior to their submission for the approval of the shareholders; (b) to propose to the Board of Directors the external auditors and risk rating agencies to be proposed to the shareholders at the respective shareholders’ meeting. In the event that an agreement cannot be reached, the Board of Directors shall formulate its own suggestion, and both options shall be submitted for shareholder consideration at such shareholders’ meeting; (c) to examine the information relating to operations referred to in articles 146 to 149 of the Chilean Corporations Act and to prepare a report about such operations. A copy of such report shall be sent to the Board of Directors, and such report must be read at the Board Meeting called for the purpose of approving or rejecting the respective operation or operations; (d) to examine the remuneration system and compensation plans for the Company’s management, officers and employees; (e) to prepare an annual report on its activities, including its main recommendations to the shareholders; (f) to inform the Board of Directors about whether or not it is advisable to hire the external audit firm to provide non-audit services where the audit firm is not prohibited from providing such services because the nature of the same could pose a threat to the audit firm’s independence; and (g) any other issues indicated in the Company’s By-laws or authorized by a shareholders’ meeting or the Board of Directors.

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

Shares

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement lapses, but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.

Article 5 of the Company’s By-laws establishes that Series B common shares may in no case exceed 50% of SQM’s issued, outstanding and paid stock. SQM Series B common shares have a restricted right to vote as they can only elect one director of the Company, regardless of their capital stock’s share. Series B common shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B common shares issued request so and for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the director elected by the shareholders of the Series B common shares. Series A common shares have the option to exclude the director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. However, subject to the second transitory article of the Company’s By-Laws, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B common shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote, with any excess being deducted from the number of shares such shareholder may vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

The second transitory article provides as follows:

“Throughout the period running from the date of the extraordinary shareholders’ meeting at which this transitory article is incorporated, and December 31, 2030, the restriction against voting on behalf of more than 37.5% of any series of shares in the Company, established in Article 31 hereof, shall be subject to the following exception, applicable only to the election of board members by means of Series A common shares in the Company: If two or more persons, regardless of whether or not they are related parties to each other (the incoming shareholders), act prior to December 31, 2030 such as to acquire a sufficient number of Series A common shares to allow them to hold voting powers for the selection of directors of the Company amounting to more than 37.5% of that series, then any registered shareholder or group of shareholders holding more than 37.5% of all Series A common shares in the Company shall be entitled to vote for the selection of directors of the Company amounting to whichever is less, between a number of the Series A common shares that are held (i) by existing shareholders as of that date, and (ii) by the incoming shareholders with voting rights. Similarly, if for any reason a registered shareholder in the Company as of the date hereof who holds more than 37.5% of Series A common shares in the company between the date hereof and December 31, 2030, comes to hold more voting shares for the selection of directors of the Company than the votes allocated for holding 37.5% of said Series A common shares, either through a joint action agreement with other shareholders, including existing shareholders, or by any other means, then any other shareholder or group of shareholders in the Company that is not a related party to the same and holds more than 37.5% of all voting Series A common shares in the Company, including both existing and incoming shareholders, shall be entitled to vote for the selection of directors of the Company in accordance with whichever number of Series A common shares in the Company is the lesser, between (i) the number held by this shareholder or group of shareholders, and (ii) the existing shareholder may have the capacity to vote in excess of the restriction amounting to 37.5% of said shares.”

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, (i.e., they have the same rights on any dividends declared on the outstanding shares of SQM).

The Company By-laws do not contain any provision relating to (a) redemption provisions, (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of the Chilean Corporations Act, a company subject to the supervision of the CMF may be liquidated in the following cases:

(a)	Expiration of the duration term, if any, as established in its By-laws;
(b)	All the shares end up in the possession of one individual for more than ten continuous days;
(c)	By agreement of an Extraordinary Shareholders’ Meeting;
(d)	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)	Any other reason contemplated in its By-laws.

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

Any holder of Series A and/or Series B common shares registered in the Company’s shareholder registry on the fifth business day prior to the date of the meeting will have a right to participate at that meeting

Article 67 of the Chilean Corporations Act provides that decisions made at Extraordinary Shareholders’ Meeting on the following matters require the approval of 2/3 of the outstanding shares with voting rights: (1) transformation or division of the Company and its merger with another company; (2) modification of the Company’s term of duration, if any; (3) early dissolution of the Company; (4) change of the corporate domicile; (5) capital decrease; (6) approval of contributions and estimation of non-cash assets; (7) modification of powers reserved for Shareholders Meetings or limitations on powers of the Board of Directors; (8) reduction in the number of members of the Board of Directors; (9) disposal of 50% or more of the Company’s assets; formulation or modification of any business plan exceeding the above percentage; disposal of 50% or more of an asset belonging to a subsidiary that represents at least 20% of the Company’s assets and disposal of shares of the referred subsidiary such that the parent company would lose its position as controller of the same; (10) method in which profits are distributed; (11) granting of real or personal guarantees as sureties for third-party obligations that exceed 50% of the Company assets, except for subsidiaries, in which case approval of the Board of Directors shall suffice; (12) acquisition of own shares as set forth in articles 27A and 27B of the said law; (13) other matters indicated in the By-laws; (14) amendment of the Company By-laws as a result of errors in the constitution process and amendments in the By-laws involving one or more of the matters stated in the preceding numbers; (15) forced sale of shares carried out by the controller who would acquire more than 95% of the Company’s shares in a tender offer, and (16) approval or ratification of proceedings or contracts with related parties in accordance with the provisions of articles 44 and 147 of the Chilean Corporations Act.

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

The Company By-laws provide that no shareholder may hold more than 32% of the Company’s shares, unless the By-laws are modified at an Extraordinary Shareholders’ Meeting. Moreover, on December 12, 2000, the Chilean Government published the Ley de Oferta Pública de Acciones (“Public Share Offering Law” or “OPA law”) that seeks to protect the interests of minority shareholders of open stock corporations in transactions involving a change in control, by requiring that the potential new controller purchase the shares owned by the remaining shareholders either in total or pro rata. The law applies to those transactions in which the controlling party would receive a material premium price compared with the price that would be received by the minority shareholders.

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

Board Protocol for Presentation and Use of Sensitive Information

On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired 62,556,568 Series A common shares of the Company, representing approximately 23.77% of the total shares issued by SQM. In connection with the acquisition, Tianqi entered into and Extrajudicial Agreement with the FNE with respect to the implementation of certain measures to maintain competitive market conditions and mitigate any risks identified in the transaction, having as a fundamental principle the limitation of access to commercially sensitive information of SQM by Tianqi. For a description of the Extrajudicial Agreement, see “Item 7.A. Major Shareholders — Tianqi Extrajudicial Agreement with the FNE.” Before this acquisition, and after the approval of this transaction by the Chilean Antitrust Court, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement. On January 23, 2019, the Board of Directors approved a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement), which was amended on April 15, 2019 in response to comments received from the CMF. The amendment was subsequently approved by the Board on September 30, 2019.

10.C. Material Contracts

The Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. We believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations.

Corfo Agreements

Our subsidiary SQM Salar holds exclusive rights until 2030, subject to the terms and conditions of the concession agreements, to exploit the mineral resources in an area covering approximately 140,000 hectares in the Salar de Atacama, 81,920 hectares of which SQM Salar is entitled to exploit pursuant to (i) a lease agreement over mining exploitation concessions among Corfo, SQM, SQM Salar and SQM Potasio S.A. (the “Corfo Lease Agreement”), originally entered into in 1993, and (ii) the associated Salar de Atacama project agreement among Corfo, SQM, SQM Salar and SQM Potasio (the “Corfo Project Agreement” and together with the Corfo Lease Agreement, the “Corfo Agreements”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar pursuant to the Corfo Lease Agreement in exchange for quarterly lease payments to Corfo based on specified percentages of the final sale prices of the production of minerals extracted from the Salar de Atacama brines. SQM Salar also pays an annual concession fee to the Chilean government for the concession rights.  Under the terms of the Corfo Project Agreement, Corfo has agreed that it will not, and will not permit any other person to, explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama.  Corfo cannot unilaterally amend the Corfo Agreements and the rights to exploit the resources cannot be transferred.  All of our products originating from the Salar de Atacama, principally lithium carbonate, lithium hydroxide and potassium chloride, are derived from our extraction operations under the Corfo Agreements.

The Corfo Agreements were amended and restated effective April 10, 2018 and further amended in 2020 and provide the following terms, among others:

(i)	increased lease payments to Corfo as a result of increased lease rates associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride (see “Item 5.A. Operating Results – Results of Operations – 2022 compared to 2021 – Cost of Sales – Lithium and Derivatives” [and “– Potassium”] for descriptions of the progressive rate structure based on the final sale price of lithium carbonate and lithium hydroxide [and potassium chloride]);
(ii)	a commitment by SQM Salar to contribute:
(a)	between US$10.8 and US$18.9 million per year to research and development efforts;
(b)	between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama; and

(c)	1.7% of total annual sales of SQM Salar to the Antofagasta Regional Government and the municipalities of San Pedro de Atacama, María Elena and Antofagasta for regional development;
(iii)	the authorization by Corfo for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) then remaining from the originally authorized amount;
(iv)	an obligation of SQM Salar to offer part of its lithium production (up to a maximum of 25%) at a preferential price to value-added producers that will develop lithium-based products in Chile;
(v)	an obligation of SQM Salar to strengthen its corporate governance by incorporating various audit, environmental control and coordination mechanisms with Corfo, which shall be set forth in amendments to the By-laws of SQM Salar, including among others:
(a)	incorporating specific rules for the management of the company, including that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company; and
(b)	requiring the Board of Directors of SQM Salar to designate a committee to monitor compliance with the Corfo Lease Agreement and the Corfo Project Agreement and to establish the regulations that will govern this committee and its functions;
(vi)	provisions regarding the return of the leased real estate assets and personal property to Corfo, the transfer of environmental permits to Corfo at no cost and granting Corfo purchase options over production facilities and water rights in the Salar de Atacama upon termination of the Corfo Agreements; and
(vii)	prohibitions against the sale of lithium brine extracted from leased mining concessions by SQM, SQM Salar and SQM Potasio.

The Corfo Agreements expire on December 31, 2030 and are subject to early termination by Corfo in connection with certain events of default. Under the Corfo Agreements, Corfo will use its best efforts to initiate a public bidding or contracting process for a contract for the exploitation of the Salar de Atacama properties no later than June 30, 2027 and to complete the process no later than July 30, 2029, except if a force majeure event occurs. The foregoing description of the Corfo Agreements is qualified in its entirety by reference to the Corfo Agreements filed as Exhibits 10.1, 10.2 and 10.3 to this Annual Report on Form 20-F and incorporated herein by reference. See also “Item 3.D. Risk Factors – Risks Relating to Our Business – Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.” and “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”, “Item 5.A. Operating Results – Results of Operations – 2022 compared to 2021 – Cost of Sales – Lithium and Derivatives” and “– Potassium” and Notes 18.2 and 21.2 to our consolidated financial statements” for additional information regarding the Corfo Agreements.

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

Our 1993, 1995, 1998 and 2021 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:

A Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales or Compendium of Foreign Exchange Regulations of the Central Bank of Chile the “Foreign Investment Contract”, was entered into and among the Central Bank of Chile, our Company and the Depositary pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI,” which addresses the issuance of ADSs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B common shares, or Series B common shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B common shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the Depositary, on behalf of ADS holders, and to any investor not residing or not domiciled in Chile who withdraws Series B common shares upon delivery of ADSs (such Series B common shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B common shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the Depositary. Investors receiving Withdrawn Shares in exchange for ADSs will have the right to redeposit such shares in exchange for ADSs, provided that the conditions to redeposit described hereunder are satisfied.

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

Chapter XXVI and the Foreign Investment Contract provide that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series B common shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series B common shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series B common shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series B common shares acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit has been effected and that the related ADSs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series B common shares.

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

Under current Chilean law, foreign investments abiding by the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying Series B common shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

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

As of December 31, 2022, we had five series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$250 million, US$300 million US$450 million and US$700 million.

Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

10.E. Taxation

Material Chilean Tax Considerations

The following describes the material Chilean income tax consequences of an investment in SQM ADSs by a natural person without domicile or residence in Chile or, to any legal entity that is not organized under the laws of Chile, that does not have a permanent establishment located in Chile and that lacks domicile or residence in Chile, a ("foreign holder").This discussion is based upon Chilean income tax laws presently in force, available in Rule No. 324 (1990) of the Chilean Internal Revenue Service (Servicio de Impuestos Internos) or the “SII”, and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean legislation, provisions contained in tax law such as tax rates applicable to foreign holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the SII issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes cannot be collected retroactively against taxpayers who act in good faith based on those circulars, resolutions or official letters, without prejudice to the fact that the Chilean tax authority may issue new circulars, resolutions or official letters that reflect any change in criteria. regarding its interpretation of the tax law.

Cash Dividends and Other Distributions

On September 29, 2014, Chilean Law No.20,780, the Tax Reform, was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. On February 24, 2020, Law No. 21,210 to modernize the tax legislation was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder income tax regime. The corporate tax rate applicable to us has been 27% since 2018.

Under the partially integrated system, the tax burden for dividends distributed by companies to their final shareholders (i.e., taxpayers of the Withholding Tax (non-residents) or the Complementary Global Tax (resident individuals)) allows only a portion of the Chilean corporate income tax paid by the company to be applied as a credit against the tax payable on dividends, unless the shareholder is resident in a country that has a treaty to prevent double taxation with Chile in effect or such treaty was signed before January 1, 2020 and until December 31, 2026, even if not yet in effect. In such case, 100% of the Chilean corporate income tax paid by the company may be applied as a credit against the shareholder’s taxes payable on dividends.

As a result of the foregoing, foreign shareholders who are residents of a jurisdiction without a tax treaty will be subject to a higher effective tax rate on dividends than residents of jurisdictions with tax treaties.

In the case of U.S. investors, a tax treaty between the United States and Chile was signed prior to January 1, 2020, such that shareholders resident in the United States can allocate 100% of the Chilean corporate tax paid by the Company against the Withholding Tax levied on dividends.

Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, excluding the income tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2022 earnings of the Company and distributed during the same period was 23.90411%.

Capital Gains

Gains from the sale or other disposition by a foreign holder of ADSs outside of Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADSs will not be subject to any Chilean taxes.

The tax cost of the shares received in the ADS exchange (repatriation) will be the acquisition value of the shares. Shares exchanged for ADSs are valued at the maximum price at which they are traded on the Chilean Stock Exchange on the date of the exchange or on any two business days prior to the exchange. Consequently, the conversion of ADSs into shares and the immediate sale of such shares at a price equal to or less than the highest price for Series B shares on the Chilean Stock Exchange on those dates will not generate a taxable gain.

The general tax regime applicable to the highest value or gain recognized in a transfer of shares (unlike the sales or exchanges of ADSs that such shares represent) in force to date, establishes that said gain will be subject to both the First Category Tax and the Additional Tax. The amount of the First Category Tax may be credited against the amount of the Additional Tax.

However, the profit obtained from the sale of shares of open stock companies with a stock market presence, which is carried out on a stock exchange, or in a process of public offer for the acquisition of shares governed by the Securities Market Law, will be subject to a single capital gain tax rate of 10%.

For the application of this regime the shares that are sold must have been acquired after April 19, 2001, (i) in a local stock exchange authorized by the CMF, (ii) in a public tender offer for the shares governed by the Securities Market Law, (iii) in an initial public offering for the placement of shares due to the creation of a public limited company or a capital increase of an existing company, (iv) in an exchange of publicly offered securities convertible into shares or, (v) in a redemption of an investment fund shares. If the shares do not qualify for the above special tax treatment, capital gains obtained by foreign holders on the sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to a 35% Withholding Tax in Chile. Such rate could be reduced by the application of a double tax treaty subscribed by Chile.  Provisional withholding obligations are applicable under the Chilean Income Tax Law based on different rates depending on whether the capital gain can be determined at the time of the sale.

In accordance with Official Letter No. 224, 2008 of the Chilean Internal Revenue Service, shares received in exchange for ADRs are also considered as "acquired on the stock market" if the ADRs have been acquired on a stock exchange authorized by the CMF (for example, the London Stock Exchange, the New York Stock Exchange or the Madrid Stock Exchange). Ordinary shares are considered to have a high presence in the stock market when they: (a) are listed on the Securities Registry, (b) are listed on the Chilean Stock Exchange, and (c) have an adjusted stock market presence equal to or greater than 25%.

As of June 19, 2001, the higher value obtained in the sale of shares listed on the stock market is also exempt from income tax in Chile, when the sale is made by "foreign institutional investors", such as mutual funds and mutual funds of pensions, provided that the sale is made on a local stock exchange authorized by the CMF, or in accordance with the provisions of the Securities Market Law. To qualify as foreign institutional investors, the aforementioned entities must be incorporated outside of Chile, must not be domiciled in Chile, and must be an "investment fund" under Chilean tax law.

The single tax rate of 10% that affects the highest value or profit obtained in the sale of shares of public limited companies, was established by Law No. 21,420, published in the Official Gazette on February 2, 2022.

This tax must be withheld by the buyer of the shares or by the intervening stockbroker, at a rate of 10% calculated on the highest value or profit, if this is known on the date of payment of the price, remittance, payment to account or making it available to the seller in any way, or, with a rate of 1% on the total price, without any deduction, if the higher value is not known on that same date.

For purposes of determining the highest value subject to tax at the 10% rate, the modification introduced by Law No. 21,420 establishes that taxpayers with domicile or residence in Chile may consider as acquisition value and/or contribution, at their choice: (a) the official closing price of the respective securities, as of December 31 of the year of their acquisition, considering first the oldest securities according to their acquisition date, which may be proposed by the Chilean tax authority in the statement of results of the corresponding tax, or (b) the value of acquisition and/or contribution in accordance with the general rules established in the Income Tax Law. For purposes of item (a), year of acquisition is calculated by virtue of the information that said authority has at its disposal. Said proposal will not exempt the taxpayer from complementing or adjusting the corresponding information in accordance with the general rules.

In the case of taxpayers without domicile or residence in Chile, for purposes of determining the highest value subject to the single tax rate of 10%, they must consider the value of acquisition and/or contribution in accordance with clause (b) above.

The modifications implemented by Law No. 21,420 are effective as of September 1, 2022 and, therefore, apply to sales made after that date.

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

Material U.S. Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (defined below) arising from ownership and disposition of the Series A common shares and the Series B common shares, together the “shares”, and the ADSs. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the U.S. federal income tax treatment of ADSs will be identical to the U.S. federal income tax treatment of the underlying shares.

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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADSs generally will be treated as qualified dividends if (i) our ADSs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2023 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.

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

Passive Foreign Investment Company Rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our 2022 taxable year and do not anticipate being a PFIC for our 2023 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

10.I. Subsidiary Information

See “Item 4.C. Organizational Structure.”

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding quantitative and qualitative information about market risk, see Note 4 to our Consolidated Financial Statements.

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

Depositary Payments Fiscal Year 2022

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2022, the Depositary reimbursed expenses related to investor relations for a total amount of US$387,353.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)   Disclosure Control and Procedures

SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2022.

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

(b)   Management’s Annual Report on Internal Control Over Financial Reporting

SQM management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2022, the Company’s internal control over financial reporting was effective.

(c)   Attestation Report of the Registered Public Accounting Firm

For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2022, see page F-1 of our Audited Consolidated Financial Statements.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2022 and 2021 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2022	2021
Audit fees	1,386	1,361
Tax fees	569	157
All other fees	58	18
Total fees	2,013	1,536

Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2022 and 2021 in connection with the audits of our annual consolidated financial statements

Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2022 and 2021 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.

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

ITEM 16H.   MINE SAFETY AND DISCLOSURE

Not applicable.

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J   INSIDER TRADING POLICIES

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
1.1

By-laws (Estatutos) of the Company, as amended effective as of January 22, 2021, filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, is incorporated herein by reference.

2.1

Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, incorporated herein by reference.

8.1	Significant subsidiaries of the Company
10.1

Composite Consolidated and Updated Text of the OMA Mining Lease Agreement dated January 17, 2018, as amended through January 8, 2020, among Corfo, SQM Salar S.A., the Company and SQM Potasio S.A. (the “Corfo Lease Agreement”).

10.2

Composite Consolidated and Updated Text of the Salar de Atacama Project Agreement dated January 17, 2018, as amended through December 1, 2020, among Corfo, SQM Potasio S.A., the Company and SQM Salar S.A. (the “Corfo Project Agreement”).

10.3	Composite Annexes and Exhibits to the Corfo Lease Agreement and the Corfo Project Agreement.
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification
23.1	Consent of PricewaterhouseCoopers Consultores Auditores Compañia Limitada, independent registered public accounting firm
23.2.

Consent of Andrés Fock, SQM, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.1 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.3

Consent of Rodrigo Riquelme Tapia, GeoInnova, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.2 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.4

Consent of Gino Slanzi, Inprotec SpA., regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.5

Consent of Marta Aguilera, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.4 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.6

Consent of Marco Lema, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.5 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.7

Consent of Gino Slanzi, Inprotec SpA., regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.6 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.8.

Consent of Marta Aguilera, regarding the Pampa Orcoma property Technical Report Summary, filed as Exhibit 23.7 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.9

Consent of Marco Lema, SQM, regarding the Pampa Orcoma property Technical Report Summary, filed as Exhibit 23.8 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.10

Consent of Gino Slanzi, Inprotec SpA., regarding the Pampa Orcoma property Technical Report Summary, filed as Exhibit 23.9 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

23.11	Consent of David Billington, Covalent Lithium, regarding the Mt. Holland Lithium Project Technical Report Summary.
23.12	Consent of Kerry Griffin, Global Commodity Solutions, regarding the Mt. Holland Lithium Project Technical Report Summary.
23.13	Consent of Andrés Fock, SQM, regarding the Mt. Holland Lithium Project Technical Report Summary.
96.1

Technical Report Summary regarding the Salar de Atacama property, prepared by SQM., dated April 24 , 2023, filed as Exhibit 96.1 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.2

Technical Report Summary regarding the Nueva Victoria property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.3

Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM, dated April 24 , 2023, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.4

Technical Report Summary regarding the Mt. Holland Lithium Project, prepared by SQM, dated April 25, 2022, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

99.1	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.
99.2	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.
101.INS	Inline XBRL Instance Document - The Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DER	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive Data File – The Cover Page

The Company will furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of its long-term debt not filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.

Chief Financial Officer

Date: April 25, 2023

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and, cash flows for each of the three years in the period ended December 31 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Bulk Inventories Volume

As described in Notes 3.15, 3.34 and 10 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2022 amounted to US$591 million and US$1,098 million, respectively, which included bulk inventories amounting to US$ 122 million and US$199 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

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

Litigation - Environmental, Tax and Legal Contingencies

As described in Notes 3.27, 3.34, and 20 to the consolidated financial statements, provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the obligation amount can be made. No provision for an estimated loss is recorded in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters.  The Company also discloses the contingency in circumstances where management concludes no loss is probable or reliably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the environmental, tax and legal contingencies is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with environmental, tax and legal matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the environmental, tax and legal contingencies, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as consolidated financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and evaluating the sufficiency of the Company’s litigation contingency disclosures.

/s/ PricewaterhouseCoopers Consultores Auditores y Compañía Limitada

Santiago, Chile

April 25, 2023

We have served as the Company’s auditor since 2011

Consolidated Statements of Financial Position

		As of	As of
		December 31,	December 31,
ASSETS	Note N°	2022	2021
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	2,655,236	1,515,051
Other current financial assets	12.1	961,355	919,049
Other current non-financial assets	16	196,335	69,870
Trade and other receivables, current	12.2	1,087,420	654,073
Trade receivables due from related parties, current	11.5	81,622	86,152
Current inventories	10	1,784,281	1,183,776
Current tax assets	25.1	224,914	157,542
Total current assets other than those classified as held for sale or disposal		6,991,163	4,585,513
Non-current assets or groups of assets classified as held for sale		346	582
Total non-current assets held for sale		346	582
Total current assets		6,991,509	4,586,095

Non-current assets
Other non-current financial assets	12.1	32,126	9,268
Other non-current non-financial assets	16	52,396	33,487
Non-current trade receivables	12.2	2,091	6,172
Investments classified using the equity method of accounting	7.1-8.1	54,386	39,824
Intangible assets other than goodwill	14.1	166,336	179,658
Goodwill	14.1	967	34,596
Property, plant and equipment, net	15.1	2,726,838	2,012,225
Right-of-use assets	13.1	60,867	52,608
Non-current tax assets	25.1	127,114	90,364
Deferred tax assets	25.3	604,471	135,904
Total non-current assets		3,827,592	2,594,106
Total assets		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		As of	As of
		December 31,	December 31,
Liabilities and Equity	Note N°	2022	2021
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	522,999	51,305
Lease liabilities, current	13.2	12,149	7,704
Trade and other payables, current	12.5	374,789	279,650
Other current provisions	18.1	1,303,146	317,666
Current tax liabilities	25.2	356,611	166,935
Provisions for employee benefits, current	17.1	35,376	26,775
Other current non-financial liabilities	18.3	446,477	141,674
Total current liabilities		3,051,547	991,709
Non-current liabilities
Other non-current financial liabilities	12.4	2,394,218	2,587,732
Non-current lease liabilities	13.2	49,585	46,519
Non-current trade and other payables	12.5	—	3,813
Other non-current provisions	18.1	58,053	61,038
Deferred tax liabilities	25.3	289,825	246,320
Non-current provisions for employee benefits	17.1	43,872	27,099
Total non-current liabilities		2,835,553	2,972,521
Total liabilities		5,887,100	3,964,230

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,643	1,577,643
Retained earnings		3,350,114	1,648,032
Other reserves		(31,125)	(44,155)
Equity attributable to owners of the Parent		4,896,632	3,181,520
Non-controlling interests		35,369	34,451
Total equity		4,932,001	3,215,971
Total liabilities and equity		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N°	2022	2021	2020
		ThUS$	ThUS$	ThUS$
Revenue	21.1	10,710,578	2,862,315	1,817,191
Cost of sales	21.2	(4,973,953)	(1,772,208)	(1,334,321)
Gross profit		5,736,625	1,090,107	482,870
Other income	21.3	9,854	19,552	26,893
Administrative expenses	21.4	(142,644)	(118,893)	(107,017)
Other expenses	21.5	(75,971)	(60,605)	(99,612)
(Impairment) reversal of value of financial assets impairment losses	21.7	3,369	(235)	4,684
Other gains (losses)	21.6	117	(2,638)	(5,313)
Profit from operating activities		5,531,350	927,288	302,505
Finance income	21.10	47,038	4,668	13,715
Finance costs	15-21.9	(86,651)	(84,626)	(82,199)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	20,159	11,132	8,940
Foreign currency translation differences	24	(25,400)	(17,241)	(4,423)
Profit before taxes		5,486,496	841,221	238,538
Income tax expense	25.3	(1,572,212)	(249,016)	(70,179)
Net profit		3,914,284	592,205	168,359
Profit attributable to:
Profit attributable to Owners of the Parent		3,906,311	585,454	164,518
Profit attributable to Non-controlling interests		7,973	6,751	3,841
		3,914,284	592,205	168,359

Basic earnings per share (US$ per share)	19.3	13.6757	0.6251	1.0567

Diluted earnings per share (US$ per share)	19.3	13.6757	0.6251	1.0567

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Net profit	3,914,284	592,205	168,359
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(6,350)	4,679	974
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	190	(12,072)	9,784
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(6,160)	(7,393)	10,758
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains from joint ventures and associates	(255)	4,240	14,000
Cash flow hedges- effective portion of changes in far value	36,079	(66,051)	(461)
Cash flow hedges-reclassified to profit or loss	(9,457)	13,289	(3,245)
Total other comprehensive income that will be reclassified to profit for the year	26,367	(48,522)	10,294
Other items of other comprehensive income, before taxes	20,207	(55,915)	21,052
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax benefit (expense) relating to measurement of defined benefit pension plans through other comprehensive income	1,273	(142)	(145)
Income tax benefit (expense) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	(17)	3,818	(2,642)
Total income tax benefit (expense) relating to components of other comprehensive income that will be not reclassified to profit for the year	1,256	3,676	(2,787)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax benefit (expense) related to (losses) gains on cash flow hedges	(7,172)	14,246	1,001
Total income tax benefit (expense) relating to components of other comprehensive income that will be reclassified to profit for the year	(7,172)	14,246	1,001

Total other comprehensive income	14,291	(37,993)	19,266
Total comprehensive income	3,928,575	554,212	187,625
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	3,920,781	546,846	183,941
Comprehensive income attributable to non-controlling interest	7,794	7,366	3,684
	3,928,575	554,212	187,625

See note 19.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2022	2021	2020
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		10,954,251	2,705,250	1,940,720
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,345	1,902	14,763
Cash receipts derived from sub-leases		129	443	188
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(5,255,694)	(1,713,922)	(1,520,209)
Cash payments relating to variable leases		(3,631)	(1,313)	(1,117)
Other payments related to operating activities		(24,148)	(16,726)	(87,278)
Net cash generated from operating activities		5,672,252	975,634	347,067
Dividends received		6,354	11,663	5,387
Interest paid		(109,697)	(82,816)	(81,567)
Interest paid on lease liabilities		(1,226)	(1,587)	(1,133)
Interest received		48,120	2,747	17,046
Income taxes paid		(1,648,668)	(142,730)	(200,624)
Other cash inflows (1)		110,460	59,609	96,058
Net cash generated from operating activities		4,077,595	822,520	182,234

Cash flows generated from (used in) investing activities
Proceeds from the sale of equity instruments		4,745	16,413	—
Cash flows arising from the loss/gain of control of subsidiaries and other businesses		—	—	20,996
Proceeds from the sale of property, plant and equipment		112	672	1,680
Other payments to acquire interest in joint ventures		—	—	(16,949)
Cash flows proceeds from the sale of interest in joint ventures		—	13,085	—
Acquisition of property, plant and equipment		(905,247)	(464,718)	(322,242)
Proceeds from sales of intangible assets		3,624	14,773	8,203
Proceeds (payments) related to futures, forward options and swap contracts		39,878	2,328	(6,902)
Purchases of intangible assets		—	—	(579)
Loans from / to related parties		873	13,086	(15,000)
Purchase of other long-term assets		(11,341)	(8,071)	—
Other cash (outflows) inflows (2) (3)		(42,045)	(594,511)	163,702
Cash flow used in investing activities		(909,401)	(1,006,943)	(167,091)
(1)	Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.
(2)	Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.
(3)	Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 12.2.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2022	2021	2020
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(10,478)	(7,960)	(8,015)
Proceeds from long-term loans		200,000	700,000	400,000
Receipts from short-term loans		60,000	—	—
Payment of borrowings		(14,110)	(14,110)	(264,122)
Payment of dividends		(2,238,381)	(571,702)	(221,995)
Capital stock increase		—	1,100,257	—
Net cash flow (used in) generated from financing activities		(2,002,969)	1,206,485	(94,132)

Net increase in cash and cash equivalents before the effect of changes in the exchange rate		1,165,225	1,022,062	(78,989)
Effects of exchange rate fluctuations on cash and cash equivalents		(25,040)	(16,113)	(439)
Increase in cash and cash equivalents		1,140,185	1,005,949	(79,428)
Cash and cash equivalents at beginning of year		1,515,051	509,102	588,530
Cash and cash equivalents at end of year	9	2,655,236	1,515,051	509,102

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

					Actuarial
				Gains and	gains and
		Foreign		losses from	losses from	Accumulated				Equity
		currency		financial	defined	other	Other			attributable	Non-
Consolidated Statements of		translation	Hedge	assets	benefit plans	comprehensive	miscellaneous	Total	Retained	to owners of	controlling
Changes in Equity	Share capital	reserves	reserves	reserve	reserve	income	reserves	reserves	earnings	the Parent	interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	—	—	—	—	—	—	—	—	3,906,311	3,906,311	7,973	3,914,284
Other comprehensive income	—	(129)	19,450	173	(5,024)	14,470	—	14,470	—	14,470	(179)	14,291
Comprehensive income	—	(129)	19,450	173	(5,024)	14,470	—	14,470	3,906,311	3,920,781	7,794	3,928,575
Dividends (1)	—	—	—	—	—	—	—	—	(2,204,229)	(2,204,229)	(7,369)	(2,211,598)
Other (decreases) in equity	—	—	—	—	—	—	(1,440)	(1,440)	—	(1,440)	493	(947)
Total changes in equity	—	(129)	19,450	173	(5,024)	14,470	(1,440)	13,030	1,702,082	1,715,112	918	1,716,030
Equity as of December 31, 2022	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001

					Actuarial
				Gains and	gains and
		Foreign		losses from	losses from	Accumulated				Equity
		currency		financial	defined	other	Other			attributable	Non-
Consolidated Statements of		translation	Hedge	assets	benefit plans	comprehensive	miscellaneous	Total	Retained	to owners of	controlling
Changes in Equity	Share capital	reserves	reserves	reserve	reserve	income	reserves	reserves	earnings	the Parent	interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	(8,886)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net profit	—	—	—	—	—	—	—	—	585,454	585,454	6,751	592,205
Other comprehensive income	—	3,656	(38,516)	(8,254)	4,506	(38,608)	—	(38,608)	—	(38,608)	615	(37,993)
Comprehensive income	—	3,656	(38,516)	(8,254)	4,506	(38,608)	—	(38,608)	585,454	546,846	7,366	554,212
Sale of equity instruments irrevocably recognized in OCI	—	—	—	(9,764)	—	(9,764)	—	(9,764)	9,764	—	—	—
Dividends (1)	—	—	—	—	—	—	—	—	(585,453)	(585,453)	(12,408)	(597,861)
Capital stock increase	1,100,257	—	—	—	—	—	—	—	—	1,100,257	—	1,100,257
Other (decreases) in equity	—	—	—	—	—	—	(3,215)	(3,215)	—	(3,215)	—	(3,215)
Total changes in equity	1,100,257	3,656	(38,516)	(18,018)	4,506	(48,372)	(3,215)	(51,587)	9,765	1,058,435	(5,042)	1,053,393
Equity as of December 31, 2021	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971

					Actuarial
				Gains and	gains and
		Foreign		losses from	losses from	Accumulated				Equity
		currency		financial	defined	other	Other			attributable	Non-
Consolidated Statements of		translation	Hedge	assets	benefit plans	comprehensive	miscellaneous	Total	Retained	to owners of	controlling
Changes in Equity	Share capital	reserves	reserves	reserve	reserve	income	reserves	reserves	earnings	the Parent	interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	(28,309)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Net profit	—	—	—	—	—	—	—	—	164,518	164,518	3,841	168,359
Other comprehensive income	—	14,176	(2,705)	7,142	810	19,423	—	19,423	—	19,423	(157)	19,266
Comprehensive income	—	14,176	(2,705)	7,142	810	19,423	—	19,423	164,518	183,941	3,684	187,625
Dividends (1)	—	—	—	—	—	—	—	—	(149,355)	(149,355)	(10,118)	(159,473)
Other (decrease) increases in equity	—	—	—	—	—	—	2,232	2,232	—	2,232	(2,278)	(46)
Total changes in equity	—	14,176	(2,705)	7,142	810	19,423	2,232	21,655	15,163	36,818	(8,712)	28,106
Equity as of December 31, 2020	477,386	(11,569)	4,491	6,872	(8,680)	(8,886)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
(1)	See Note 19.7

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS’’ American Depositary Shares;

“Board” The Company’s Board of Directors;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Company” Sociedad Química y Minera de Chile S.A.;

“Corfo” Chilean Economic Development Agency;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Corporate Law’’ Law No. 18,046 on corporations;

“CPI” Consumer Price Index

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Directors’ Committee” The Company’s Directors’ Committee;

“Dollar’’ or “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“FNE’’ Chilean National Economic Prosecutor’s Office;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“IAS” International Accounting Standard;

“IASB’’ International Accounting Standards Board;

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IFRS” International Financial Reporting Standard;

“ILO” International Labour Organization;

“IRS” interest rate swap;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Management’’ the Company’s management;

“MUS$’’ millions of Dollars;

“Pampa Group’’ Jointly Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining Chile Limitada;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“PFIC’’ Passive foreign investment company;

“Project Agreement” project agreement for the Salar de Atacama signed by Corfo and SQM Salar in 1993, as subsequently amended;

“SEC’’ Securities and Exchange Commission;

“Securities Market Law” Securities Market Law No. 18,045;

“Sernageomin” Chilean National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“SOFR” Secured overnight financing rate;

“SQM Group’’ The corporate group composed of the Company and its subsidiaries

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“SSI’’ Staff severance indemnities;

“ThUS$’’ thousands of Dollars;

“Tianqi” Tianqi Lithium Corporation;

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“United States” United States of America;

“WHO” World Health Organization;

Note 1Identification and activities of the Company and Subsidiaries

1.1Historical background

Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company’s telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride  plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1 and 225 Dt Georges Tce Perth WA 6000, Australia.

1.3Codes of main activities

The codes of the main activities as established by the CMF, as follows:

●	1700 (Mining)
●	2200 (Chemical products)
●	1300 (Investment)

1.4Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.
(b)	Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.
(c)	Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d)	Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.
(e)	Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f)	Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5Other background

(a)	Employees

As of December 31, 2022, and 2021, the workforce was as follows:

	As of December 31, 2022			As of December 31, 2021
		Other			Other
Employees	SQM S.A.	subsidiaries	Total	SQM S.A.	subsidiaries	Total
Executives	32	128	160	33	103	136
Professionals	177	2,506	2,683	117	1,639	1,756
Technicians and operators	309	3,845	4,154	275	3,914	4,189
Overall total	518	6,479	6,997	425	5,656	6,081

	As of December 31, 2022			As of December 31, 2021
		Other			Other
Place of work	SQM S.A.	subsidiaries	Total	SQM S.A.	subsidiaries	Total
In Chile	518	6,015	6,533	425	5,246	5,671
Outside Chile	—	464	464	—	410	410
Overall total	518	6,479	6,997	425	5,656	6,081

(b)Main shareholders

As of December 31, 2022, there were 1,157 shareholders.

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2022 and 2021, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

		% of Series A		% of Series B	% of total
Shareholders as of December 31, 2022	No. of Series A	shares	No. of Series B	shares	shares
The Bank of New York Mellon, ADRs	—	—	64,555,045	45.20%	22.60%
Inversiones TLC SpA (1)	62,556,568	43.80%	—	—	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AF Habitad S.A.	—	—	9,504,885	6.66%	3.33%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	—	—	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	—	—	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AF Capital S.A.	—	—	5,652,982	3.96%	1.98%
AFP Provida S.A.	—	—	5,263,361	3.69%	1.84%

		% of Series A		% of Series B	% of total
Shareholders as of December 31, 2021	No. of Series A	shares	No. of Series B	shares	shares
Inversiones TLC SpA (1)	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	67,603,420	47.34%	23.67%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	—	—	15.75%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	—	—	3.08%
Banco de Chile via State Street	23,428	0.02%	9,178,379	6.43%	3.22%
Banco Santander via foreign investor accounts	—	—	8,856,091	6.20%	3.10%
Banco de Chile non-resident third party accounts	445	—	7,939,865	5.56%	2.78%
Bando de Chile vi a Citi NA New York Clients	67,463	0.05%	4,795,310	3.36%	1.70%
Inversiones la Esperanza de Chile Limitada	4,246,226	2.97%	—	—	1.49%
Larraín Vial S.A. Corredora de Bolsa	125,726	0.09%	3,653,614	2.56%	1.32%
AFP Habitat S.A. for Pension Fund C	—	—	2,914,292	2.04%	1.02%
(1)	As reported by DCV, which records the Company’s shareholders’ register as of December 31, 2022 and 2021 Inversiones TLC SpA, a subsidiary wholly owned by Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of the Company equivalent to 21.90% of SQM’s shares. Tianqi Lithium Corporation it owns 748,490 Series B shares as reported by Inversiones TLC SpA. So as of December 31, 2022, Tianqi Lithium Corporation owns 22.16% of all SQM shares through Series A shares and ADSs representing Series B shares. As of December 31, 2021, Tianqi Lithium Corporation directly and indirectly held 23.75% of all SQM shares through Series A shares and ADSs representing Series B shares.
(2)	As of December 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 47,480,196 Series A and B shares; 2,490,965 Series B shares are held by different brokers. As of December 31, 2022, the Sociedad de Inversiones Pampa Calichera S.A. had 46,600,458 series A shares, although 1,855,442 of these shares were held in custody by stockbrokers.

1.6Capital stock increase

On April 28, 2021, the Company completed a US$1.1 billion capital stock increase. The capital stock increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive rights offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were subscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

As of April 28, 2021, contributed capital is US$1.1 billion net of expenses for ThUS 24,503.

Note 2Basis of presentation for the consolidated financial statements

2.1Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2022 and 2021.
(b)	Consolidated Statements of Income from January 1 to December 31, 2022, 2021 and 2020.
(c)	Consolidated Statements of Comprehensive Income from January 1 to December 31, 2022, 2021 and 2020.
(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020.
(e)	Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.

2.2Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS  as issued by the IASB and they represent the full, explicit and unreserved adoption of IFRS.

These consolidated financial statements fairly present the Company’s financial position, as of December 31, 2022 and 2021, the comprehensive results of operations, changes in equity and cash flows occurring for the three years ended December 31, 2022, 2021 and 2020.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated financial statements comply with each IFRS in force at their date of presentation.

The Company has revised its consolidated statement of financial position as of December 31, 2021 to correct the presentation of deferred tax assets and liabilities as follows(see Note 25.3).

	Original balances		Balances
	reported as of	Reclassification	reclassified as of
Items	December 31, 2021		December 31, 2021
	ThUS$	ThUS$	ThUS$
Deferred tax assets	—	135,904	135,904
Deferred tax liabilities	110,416	135,904	246,320

This revision is not considered material to the previously issued financial statements.

2.3Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives measured at fair value.
(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2022:

Mandatory for annual periods
Amendments and improvements	Description	beginning on or after
Reference the Conceptual Framework, amendments to IFRS 3	Minor changes were made to the IFRS 3 “Business Combinations” to update the references to the conceptual framework for financial reporting without changing the requirements for business combinations.	01-01-2022
Amendment to IAS 16, "Property, Plant and Equipment."

Prohibits a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

01-01-2022
Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets".	Clarifies for onerous contracts what unavoidable costs a company must include to evaluate whether a contract generates losses.	01-01-2022
Annual Improvements to IFRS Standards 2018-2020 The following improvements were finalized in May 2020:
IFRS 9 Financial Instruments.	Clarifies what fees must be included in the "10 percent" test when evaluating whether to derecognize a financial liability	01-01-2022
IFRS 16 Leases

The amendment to illustrative example 13 removes the illustration of the reimbursement of improvements to the leased asset made by the lessor to resolve any potential confusion in the treatment of lease incentives.

01-01-2022

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2022 and which the Company has not adopted early are as follows:

Mandatory for annual periods
Standards and Interpretations	Description	beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.

These amendments clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. Effective date of application January 1, 2022; however, such date was deferred to January 1, 2024.

01-01-2024
Amendment to IAS 1 “Non-current liabilities with covenants”.

The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.

01-01-2024
Amendments to IFRS 16 “Leases”

On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the profits or losses from the sale and leaseback should be recognized in the financial statements.

01-01-2024
Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”.

The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.

01-01-2023
Amendment to IAS 12 - Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023
Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.

These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business -whether it is housed in a subsidiary or not. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

2.5Basis of consolidation

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

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The following tables lists the principal subsidiaries controlled by the Group as of December 31,2022:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Perú S.A. (2)	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Perú	Dollar	0.0091	99.9909	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5800	99.4200	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

(1)	has control over the administration of Comercial Agrorama Ltda.
(2)	SQM Perú has been liquidated as of December 31, 2022.

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

2.6Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company’s percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

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

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method’’.

Note 3Significant accounting policies

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

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Currencies	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.28	5.57	5.25	5.66
New Peruvian sol	3.81	3.99	3.83	4.04
Japanese yen	131.32	115.18	134.70	113.87
Euro	0.93	0.88	0.94	0.88
Mexican peso	19.50	20.54	19.60	20.90
Australian dollar	1.47	1.38	1.48	1.40
Pound Sterling	0.83	0.74	0.82	0.75
South African rand	17.01	15.94	17.28	15.88
Chilean peso	855.86	844.69	873.81	849.46
Chinese yuan	6.92	6.38	6.98	6.37
Indian rupee	82.73	74.42	82.52	75.40
Thai Baht	34.64	33.32	34.76	33.55
Turkish lira	18.71	13.28	18.66	13.54
Korean Won	1,259.98	1,188.79	1,291.64	1,183.95
Indonesian Rupiah	15,570.00	14,265.00	15,596.90	14,320.57
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4.37	4.06	4.42	4.08
UF (*)	41.02	36.69	40.18	36.48
(*)	US$ per UF
(b)	Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

3.4Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5Financial assets

Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The initial value of the Company's financial assets valued at fair value through comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.

After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.
(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:
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

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".
(c)	Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

3.6Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 21.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7Financial liabilities

Management accounts for its financial liabilities at amortized cost.

Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

3.8Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

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

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for disclosure purposes

●	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

●	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
●	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.
●	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions

3.9Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.10Financial instruments derecognition

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

3.11Derivative and hedging financial instruments

The financial instruments derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges).

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

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

The fair value of derivative instruments used for hedging purposes is shown in Note 12.3.

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

b)Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to profit or loss.

3.12Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the profit of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2022, and 2021, the Company does not have any embedded derivatives.

3.13Deferred acquisition cost from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14 Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

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

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

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

3.15Inventory measurement

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

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.
(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.
(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.
(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.16Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.17Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.18Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

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

3.19Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

	Minimum life or	Maximum life or	Life or average rate
Classes of property, plant and equipment	rate (years)	rate (years)	in years
Mining assets	3	10	8
Energy generating assets	5	16	10
Buildings	3	25	13
Supplies and accessories	4	10	8
Office equipment	5	10	9
Transport equipment	8	9	9
Network and communication equipment	4	12	8
IT equipment	5	10	8
Machinery, plant and equipment	3	25	10
Other fixed assets	3	15	9

3.20Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company’s ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.21Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i)	Finite rights with amortization using the straight-line method, and

ii)	Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.
(b)	Rights of way for electric lines

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

Estimated useful lives or amortization rates used for finite identifiable intangible assets

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Minimum and maximum amortization lives or rates of intangible assets:

	Minimum Life or	Maximum Life or
Estimated useful life or amortization rate	Rate	Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	8 years	8 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years
(1)	Mining properties owned by Corfo and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.23 Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a)	Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable. Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn’t qualify for consideration as advanced exploration otherwise, these are amortized during the development stage.

(b)	Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress.

3.24Impairment of non-financial assets

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

3.25 Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 19.5).

3.26 Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.27Other provisions

Provisions are recognized when:

●	The Company has a present, legal or constructive obligation as the result of a past event.
●	It is more likely than not that certain resources must be used, to settle the obligation.
●	A reliable estimate can be made of the amount of the obligation.

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

3.28Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, details in Note 17.4.

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

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 17.4).

3.29Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 17.6).

3.30Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company’s activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

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

3.31Finance income and finance costs

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

3.32Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most likely amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

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

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

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

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and
(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and

(ii)there is taxable profit available against which temporary differences can be used.

3.33Operating segment reporting

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

3.34 Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

●	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 14 and 15).
●	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 14 and 15).

●	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 17).
●	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 20). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
●	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.
●	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 10).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

Note 4Financial risk management

4.1Financial risk management policy

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

4.2Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company’s receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company’s operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 12.2 b) and the related accounting policy can be found in Note 3.6.

Bank promissory notes: These are negotiable promissory notes issued at the request of customers by a bank payable upon maturity to guarantee collection. These notes are accepted based on the credit quality of the issuing banks.

					As of
					December 31,
Financial institution	Financial assets	Rating			2022
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China Limited	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269

					December 31,
Financial institution	Financial assets	Rating			2021
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	A	860
Bank of China Limited	Bank notes	P-1	A-1	A	4,167
Bank of Communications	Bank notes	P-1	A-2	A	7,422
China CITIC Bank Corp Ltd	Bank notes	P-2	A-2	BBBu	2,623
China Construction Bank Corporation	Bank notes	-	A-1	A	7,122
China Everbrith Bank Co. Ltd	Bank notes	(P) P-2	A-2	BBB	6,569
China Merchants Bank	Bank notes	-	A-2	A-u	22,628
China Minsheng Bank Corporation	Bank notes	-	A-3	BB+u	784
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	Au	353
Industrial Bank	Bank notes	P-2	-	BBB	6,615
Ping An Bank	Bank notes	P-2	A-2	BB+u	8,391
Shanghai Pudong Development Bank Co. Ltd	Bank notes	P-2	A-2	BBB	7,905
China Development Bank	Bank notes	A1	A-1	F1+u	16,807
Postal Savings Bank of China	Bank notes	-	A-1	A+	4,718
KEB Hana Bank (China)	Bank notes	P-1	A-1	F1+	1,121
Total					98,085

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2022, and no modifications have been made to contractual cash flows that have been significant during this period, except for considering in December 2022 the incorporation of cash flows received from insurance claims in the determination of the allowance for doubtful accounts. The effect of this change was not significant to the overall financial statements as of December 31, 2022.

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

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

					As of
					December 31,
Financial institution	Financial assets	Rating			2022
		Moody´s	S&P	Fitch	ThUS$
Banco crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander – Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US Dollar liquidity Fund Institucional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587
Banco crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

					As of
					December 31,
Financial institution	Financial assets	Rating			2021
		Moody´s	S&P	Fitch	ThUS$
Banco crédito e Inversiones	Time deposits	P-1	A-2	F2-	9,752
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	8,001
Banco Santander – Santiago	Time deposits	P-1	A-2	-	9,052
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	10,750
Other banks	Time deposits	-	-	F1+	200,100
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	381,297
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	233,648
Total					852,600
Banco crédito e Inversiones	Time deposits	P-1	A-2	-	34,325
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	195,471
Banco Santander - Santiago	Time deposits	P-1	A-2	-	65,899
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	289,421
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	320,054
Total					905,170

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the fourth quarter of 2022, approximately US$644 million accumulated in expenses are associated with the Peso.

As of December 31, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$11.73 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2021, this value corresponds to a net liability amounting US$ 81.60 million.

Furthermore, on of December 31, 2022, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net assets fair value of US$29.98 million. As of December 31, 2021, a net assets fair value was recognized for an amount of US$12.61 million.

The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project (See note 8.5), to hedge its exposure to cash flow variations. The fair value of this hedge was a net asset of US$ 7.14 million as of December 31, 2022.

The Company had the following derivative contracts as of December 31, 2022 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 87.00 million CLP/US dollar derivative contracts, US$ 38.05 million Euro/US dollar derivative contracts, US$ 46.84 million in South African rand/US dollar derivative contracts, US$ 333.19 million in Chinese renminbi/US dollar derivative contracts, US$ 51.29 million in Australian dollar/US dollar derivative contracts and US$ 7.3 million in other currencies.

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2022.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A-1	-
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú-Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1

(c)Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company’s investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR (maturing on May 30, 2023) rate plus spread and at a SOFR rate plus spread.

As of December 31, 2022, the Company has 7.0% of its financial liabilities linked to variations SOFR and 2.5% of its financial liabilities subject to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedges, whose value as of December 31, 2022 was a net asset of ThUS$ 1,666. Therefore, a significant increase in the rate would not affect the financial value of this hedged obligation.

(d)Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2022 this was 2.29 and 4.76 for December 31, 2021).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect the Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2022, the Company had unused, available revolving credit facilities with banks, for a total of US$694 million. Working capital bank lines committed and available at December 31, 2022 totaled US$100 million.

[1]	All current assets divided by all current liabilities.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2022	Carrying
(figures expressed in millions of US dollars)	amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	330.80	144.83	220.33	—	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	—	—	5.82
Sub total	68.35	46.58	20.43	12.68	79.69
Current and non-current lease liabilities	61.73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	—	—	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74

	Nature of undiscounted cash flows
As of December 31, 2021	Carrying
(figures expressed in millions of US dollars)	amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	1.05	70.64	—	71.69
Unsecured obligations	2,518.64	108.06	924.03	2,980.91	4,013.00
Sub total	2,588.72	109.11	994.67	2,980.91	4,084.69
Hedging liabilities	85.25	12.38	31.58	39.70	83.66
Derivative financial instruments	1.67	1.67	—	—	1.67
Sub total	86.92	14.05	31.58	39.70	85.33
Current and non-current lease liabilities	54.22	8.88	30.97	29.08	68.93
Trade accounts payable and other accounts payable	279.65	279.65	—	—	279.65
Total	3,009.51	411.69	1,057.22	3,049.69	4,518.60

As of December 31, 2022, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 512,236 (ThUS$ 549,239 as of December 31, 2021).

4.3Risk measurement

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Note 5Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

	As of	As of
	December 31,	December 31,
Parent’s stand-alone assets and liabilities	2022	2021
	ThUS$	ThUS$
Assets	8,430,376	5,988,757
Liabilities	(3,533,744)	(2,807,237)
Equity	4,896,632	3,181,520

5.2	Parent entity

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

Note 6Board of Directors, Senior Management and Key management personnel

6.1Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2022, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:

-	Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica and Dang Qi.
-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Antonio Schneider Chaigneau.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. Except for a consulting contract between the Company and the Director Gonzalo Guerrero as disclosed in Note 11. There were no other transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Board members’ compensation for 2021, that is from April 23, 2021 to April 26, 2022, was determined by the Annual General Shareholders Meeting held on April 23, 2021. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and
(iii)	A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

Compensation of the Board for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2022, amounted to ThUS$ 6,711 and as of December 31, 2021 to ThUS$ 3,749, and as of December 31, 2020 to ThUS$ 4,553.

(c)	Directors’ Committee compensation

Compensation for the Board of Directors is the same for both 2021 and 2022, as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit from the respective business year.

To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2021 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2022 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)	In addition, there are retention bonuses for its executives (see Note 17.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the years ended December 31, 2022, 2021 and 2020 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2   Key management personnel compensation

As of December 31, 2022, and 2021, the number of the key management personnel is 142 and 127, respectively.

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
Key management personnel compensation	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	29,633	31,560	23,770

Please also see the description of the compensation plan for executives in Note 17.6.

Note 7Equity-accounted investees

7.1Investments in associates recognized according to the equity method of accounting

				Share in profit (loss) of associates			Share in other comprehensive income of			Share in total comprehensive income of
				accounted for using the equity			associates accounted for using the equity			associates accounted for using the equity
	Equity-accounted investees			method			method			method
				For the year	For the year	For the year	For the year	For the year	For the year	For the year	For the year	For the year
	As of	As of	As of	ended	ended	ended	ended	ended	ended	ended	ended	ended
	December	December	December	December	December	December	December	December	December	December	December	December
Associate	31, 2022	31, 2021	31, 2020	31, 2022	31, 2021	31, 2020	31, 2022	31, 2021	31, 2020	31, 2022	31, 2021	31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	—	—	11,505	—	—	(156)	—	—	—	—	—	(156)
Doktor Tarsa Tarim Sanayi AS (*)	—	—	—	—	—	4,031	—	—	—	—	—	4,031
Ajay North America	17,654	15,899	14,468	5,351	2,802	2,191	—	—	—	5,351	2,802	2,191
Ajay Europe SARL	8,624	8,213	7,875	6,130	1,852	1,029	(498)	360	756	5,632	2,212	1,785
SQM Eastmed Turkey (*)	—	—	—	—	—	247	—	—	—	—	—	247
Kore Potash PLC (**)	—	—	26,175	—	—	(224)	—	—	(374)	—	—	(598)
Total	26,278	24,112	60,023	11,481	4,654	7,118	(498)	360	382	10,983	5,014	7,500
(*)	These investments were disposed of in 2020
(**)	For more details, see Note 7.3 (b).

					Dividends received for the year ending
				Share of
	Description of the nature		Country of	ownership in	December 31,	December 31,	December 31,
Associate	of the relationship	Address	incorporation	associates	2022	2021	2020
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	3,000	9,438	—
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	1,576	1,233	1,967
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,778	992	1,197
Total					6,354	11,663	3,164

7.2Assets, liabilities, revenue and expenses of associates

The information disclosed reflects the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	63,482	10,919	—	10,919
Ajay Europe SARL	33,742	1,992	18,486	—	64,060	12,261	(21)	12,240
Total	64,197	17,964	28,881	2	127,542	23,180	(21)	23,159

	As of December 31, 2021				For the year ended December 31, 2021
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	21,771	15,096	4,421	—	47,375	5,718	—	5,718
Ajay Europe SARL	25,927	1,241	10,742	—	48,409	3,705	(34)	3,671
Total	47,698	16,337	15,163	—	95,784	9,423	(34)	9,389

	As of December 31, 2020				For the year ended December 31, 2020
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,313	8,586	6,706	101	6,641	(420)	—	(420)
Ajay North America	18,513	15,749	4,737	—	42,920	4,471	—	4,471
Ajay Europe SARL	22,032	1,493	7,773	—	41,950	2,058	1,736	3,794
Kore Potash PLC	5,691	124,112	786	—	—	(3,233)	486	(2,747)
Total	75,549	149,940	20,002	101	91,511	2,876	2,222	5,098

7.3Disclosures regarding interests in associates

(a)	Transactions for the year ended December 31, 2022:
●	During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.

(b)	Transactions for the year ended December 31, 2021:
●	During the first quarter 2021, Kore Potash PLC made a share payment to its non-executive board members (remuneration shares) plus certain employees and former employees (performance shares) which resulted in a 0.05% share reduction for the company, leaving it with 20.15%. During the second quarter of 2021, Kore Potash PLC approved a capital stock increase of ThUS$ 13,931 through the issuance of common shares, which resulted in a dilution of 5.5% of SQM shares in the company, with an impact of ThUS$ (5,778) on other gains (losses). As a result of the dilution, the Company considered that there has been a loss of significant influence on the investment, discontinued its measurement through the equity method, and recognized an amount of ThUS$ 3,739 under other gains (losses) related to items recognized in other comprehensive income associated with this investment. See Note 12.1 for more details.
●	As of December 31, 2021, the Company received dividends from Abu Dhabi Fertilizer Industries WWL of ThUS$ 9,438 and recognized an account receivable for ThUS$ 2,477 in dividends receivable.
●	On June 30, 2021, the Company made an assessment of the recovery of the investment in Abu Dhabi Fertilizer Industries WWL and recognized an impairment of ThUS$ 2,800 in other gains (losses). This impairment was reversed in the second half of the year the recoverable value amount of the investment later increased.
(c)	Transactions for the year ended December 31, 2020:
●	Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.60% share reduction for the company, finalizing with a share percentage of 19.07% at the close of the second quarter of 2020. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 754.
●	In the third quarter of 2020 SQM S.A. increased its shares in Kore Potash PLC to 20.26% as a result of the acquisition of 260,598,591 shares out of 584,753,846 shares issued for a capital increase corresponding to ThUS$ 1,679.
●	In the third quarter of 2020, shares held in Doktor Tarsa Tarim and its subsidiaries were sold through Soquimich European Holdings B.V. at a value of ThUS$ 33,066, which brought about a loss of ThUS$ 11,408.
●	In the third quarter of 2020, shares held in SQM Eastmed Turkey were sold through Soquimich European Holdings B.V. at a value of ThUS$ 618, which brought about a loss of ThUS$ 408.
●	During the fourth quarter of 2020, SQM Holland (subsidiary) acquired the business of WSNPK from Plantacote N.V. (subsidiary of Doktor Tarsa Tarim Sanayi AS) for ThUS$ 16,757, which generated goodwill of ThUS$ 7,380. See Note 14.
●	During the fourth quarter of 2020, Kore Potash PLC made a share-based payment to its non-executive board members, which resulted in a 0.06% share reduction for the company, finalizing with a share percentage of 20.20%. This resulted in a decrease in consolidated equity of non-controlling interests in other reserves of ThUS$ 79.

Note 8Joint Ventures

8.1Investment in joint ventures accounted for under the equity method of accounting.

				Share in profit (loss) of joint ventures
	Equity-accounted investees			accounted for using the equity method
	As of	As of	As of	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2020	2022	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	20,793	8,682	9,720	8,208	6,304	2,010
SQM Qingdao Star Corp Nutrition Co. Ltd.	—	—	—	—	—	83
Pavoni & C. Spa	7,315	7,030	7,222	470	174	9
Covalent Lithium Pty Ltd.	—	—	—	—	—	—
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	—	—	9,028	—	—	(280)
Total	28,108	15,712	25,970	8,678	6,478	1,822

	Share on other comprehensive income joint ventures			Share on total comprehensive income of joint ventures
	accounted for using the equity method			accounted for using the equity method
	As of	As of	As of	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2020	2022	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	—	—	—	—	—	—
SQM Vitas Fzco.	674	429	(1,469)	8,882	6,733	541
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	—	—	—	—	—	83
SQM Vitas B.V.	—	—	—	—	—	—
Pavoni & C. Spa	(210)	(317)	349	260	(143)	358
Covalent Lithium Pty Ltd.	90	37	16	90	37	16
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	—	—	—	—	—	(280)
Total	554	149	(1,104)	9,232	6,627	718
(*)	These investments were disposed of in 2021
(*)	See more details in Note 8.4 (a).

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees			Share in profit (loss) of joint ventures
				accounted for using the equity method
	As of	As of	As of	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2020	2022	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	14,667	—	3,511	5,834	4,582	1,018
SQM Vitas Perú S.A.C. (1)	1,340	4,681	1,659	2,293	1,645	660
Total	16,007	4,681	5,170	8,127	6,227	1,678

	Share on other comprehensive income of			Share on total comprehensive income of
	joint ventures accounted for using			joint ventures accounted for using
	the equity method, for the period ended			the equity method, for the period ended
	As of	As of	As of	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2020	2022	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	551	(429)	(1,469)	6,385	4,153	(451)
SQM Vitas Perú S.A.C. (1)	—	—	—	2,293	1,645	660
Total	551	(429)	(1,469)	8,678	5,798	209

(1)	The companies are subsidiaries of:

SQM Vitas Fzco.

					Dividends received for the year ending
				Share of	As of	As of	As of
	Description of the nature		Country of	interest in	December 31,	December 31,	December 31,
Joint venture	of the relationship	Domicile	incorporation	ownership	2022	2021	2020
					ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	—	—	—
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	—	—	—
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	—	—	2,223
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania -CT, Sicilia	Italy	50%	—	—	—
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	—	—	—
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	—	—	—
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	—	—	—
Total					—	—	2,223

(*)	The percentages presented correspond to the ownership used in the consolidation of the company.

8.2Assets, liabilities, revenue and expenses from joint ventures

The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not the Company's share of those amounts.

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	—	49	—	—	165	—	165
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	—	162,026	11,670	602	12,272
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	61,387	4,586	—	4,586
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	18,066	939	(344)	595
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	—	(2,648)	—	(2,648)
Total	155,452	22,842	111,454	3,936	241,479	14,712	258	14,970

	As of December 31, 2021				For the year ended December 31, 2021
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	9,606	—	215	—	—	159	—	159
SQM Vitas Brasil Agroindustria	73,500	4,846	68,794	—	103,335	9,165	(858)	8,307
SQM Vitas Perú S.A.C.	28,610	7,347	24,473	828	48,128	3,289	—	3,289
Pavoni & C. Spa	12,885	6,714	11,226	725	19,599	347	(634)	(287)
Covalent Lithium Pty Ltd.	3,904	2,636	7,498	1,489	—	(864)	74	(790)
Total	128,505	21,543	112,206	3,042	171,062	12,096	(1,418)	10,678

	As of December 31, 2020				For the year ended December 31, 2020
	Assets		Liabilities				Other
							comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29,507	4,412	14,156	—	9	(562)	—	(562)
SQM Vitas Fzco.	(496)	20,431	496	—	—	4,019	—	4,019
SQM Vitas Brasil Agroindustria	40,064	5,527	33,410	—	78,960	2,036	(2,938)	(902)
SQM Vitas Perú S.A.C.	34,548	7,928	33,145	1,080	37,591	1,319	—	1,319
Pavoni & C. Spa	10,645	7,493	9,270	836	15,958	16	698	714
Covalent Lithium Pty Ltd.	1,418	2,131	2,823	910	—	(232)	33	(199)
Total	115,686	47,922	93,300	2,826	132,518	6,596	(2,207)	4,389

8.3Other joint venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,866	4,115	9,753	—	—	—
SQM Vitas Brasil Agroindustria	3,820	4,132	82	10,416	—	—
SQM Vitas Perú S.A.C.	2,208	380	4,951	238	117	289
Pavoni & C. Spa	1,088	787	494	7,561	—	—
Covalent Lithium Pty Ltd.	1,931	3,858	—	980	—	—
Total	12,913	13,272	15,280	19,195	117	289

	Depreciation and amortization expense		Interest expense		Income tax benefit (expense)
	for the year ending		for the year ending		for the year ending
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Joint Venture	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	—	(1)	(1)	—	—
SQM Vitas Brasil Agroindustria	(331)	(278)	(333)	(367)	(3,164)	(1,985)
SQM Vitas Perú S.A.C.	(360)	(354)	(298)	(311)	(2,370)	(1,692)
Pavoni & C. Spa	(183)	(245)	(347)	(459)	(459)	(173)
Covalent Lithium Pty Ltd.	(176)	(167)	(40)	(55)	1,094	343
Total	(1,050)	(1,044)	(1,019)	(1,193)	(4,899)	(3,507)

8.4Disclosure of interests in joint ventures

a)	Transactions in the year 2022
●	As of December 31, 2022, there are no transactions to disclose.
b)	Transactions in the year 2021
●	On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received a US$ 11.5 million compensation.
c)	Transactions in the year 2020
●	SQM Vitas BV became a wholly owned subsidiary of the Company during the second quarter of 2020, through its subsidiary Soquimich European Holdings, at a cost of ThUS$ 1,276 and its name has been changed to SQM Holland. See Note 7.1.
●	In the second quarter of 2020, shares held in Arpa Speciali S.R.L. were sold through SQM Pavoni & C., SpA. At a value of ThUS$ 56, which brought about a loss of ThUS$ 125. An initial installment of ThUS$ 17 was charged, leaving two pending installments of ThUS$ 20 maturing June 30, 2021 and June 30, 2022. The pending installments are classified as other accounts receivable.
●	In the third quarter of 2020, shares held in Coromandel SQM India were sold through Soquimich European Holdings B.V. at a value of ThUS$ 1,604, which brought about a loss of ThUS$ 643.
●	During fourth quarter of 2020, the shares in SQM Qingdao-Star Co, Ltd. were sold through SQM Industrial S.A. for ThUS$ 1,303, which brought about a gain of ThUS$ 62. As of December 31, 2020, the sale proceeds were recorded in other receivables.
●	A gain amounting ThUS$ 7,036 relating to the reversal of the impairment associated with the investment in Sichuan SQM Migao Chemical Fertilizers Co Ltd. was recognized in Other gains (losses) as a result of the agreement made to end a dispute, described above.

8.5Joint Operations

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project is to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and

2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

As of December 31, 2022, a total of US$475 million has been contributed to Mt. Holland. Lithium project The revised investment budget for this project considers a pending investment balance of US$450 million.

Note 9Cash and cash equivalents

9.1Types of cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents are detailed as follows:

	As of	As of
	December 31,	December 31,
Cash	2022	2021
	ThUS$	ThUS$
Cash on hand	43	44
Cash in banks	529,606	662,407
Total Cash	529,649	662,451

	As of	As of
	December 31,	December 31,
Cash equivalents	2022	2021
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	1,099,441	237,655
Short-term investments, classified as cash equivalents	1,026,146	614,945
Total cash equivalents	2,125,587	852,600
Total cash and cash equivalents	2,655,236	1,515,051

9.2Short-term investments, classified as cash equivalents

As of December 31, 2022 and 2021, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

	As of	As of
	December 31,	December 31,
Institution	2022	2021
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	590,661	233,648
JP Morgan US dollar Liquidity Fund Institutional	435,485	381,297
Total	1,026,146	614,945

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

9.3Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2022 and 2021, pledged assets are as follows

	As of	As of
	December 31,	December 31,
Restricted cash balances	2022	2021
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	717	622
Total	717	622

9.4Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

		Original					Interest	As of
Receiver of the deposit	Type of deposit	Currency	Interest Rate	Placement date	Expiration date	Principal	accrued to-date	December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itau Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itau Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itau Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itau Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itau Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itau Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itau Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itau Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itau Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	—	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

								As of
		Original					Interest	December 31,
Receiver of the deposit	Type of deposit	Currency	Interest Rate	Placement date	Expiration date	Principal	accrued to-date	2021
						ThUS$	ThUS$	ThUS$
Credit Suisse	Fixed term	Dollar	0.58%	11-30-2021	02-28-2022	200,000	100	200,100
Banco BCI	Fixed term	Dollar	0.31%	12-24-2021	02-28-2022	1,250	—	1,250
Banco BCI	Fixed term	Dollar	0.36%	12-07-2021	01-14-2022	8,000	2	8,002
Banco BCI	Fixed term	Dollar	0.28%	12-30-2021	01-14-2022	500	—	500
Banco Santander	Fixed term	Dollar	3.12%	12-30-2021	01-06-2022	3,550	2	3,552
Banco Santander	Fixed term	Dollar	0.26%	12-16-2021	01-31-2022	2,500	—	2,500
Banco Santander	Fixed term	Dollar	0.40%	12-27-2021	03-04-2022	1,500	—	1,500
Banco Santander	Fixed term	Dollar	0.40%	12-29-2021	01-27-2022	1,500	—	1,500
Banco Itaú Corpbanca	Fixed term	Dollar	0.30%	12-14-2021	01-07-2022	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.37%	12-28-2021	01-24-2022	1,000	—	1,000
Banco Itaú Corpbanca	Fixed term	Dollar	0.34%	12-07-2021	01-28-2022	2,000	—	2,000
Scotiabank Sud Americano	Fixed term	Dollar	0.27%	12-24-2021	02-28-2022	2,750	—	2,750
Scotiabank Sud Americano	Fixed term	Dollar	0.06%	12-17-2021	01-31-2022	3,000	—	3,000
Scotiabank Sud Americano	Fixed term	Dollar	0.07%	12-03-2021	01-18-2022	5,000	—	5,000
Total						237,550	105	237,655

Note 10Inventories

	As of	As of
	December 31,	December 31,
Type of inventory	2022	2021
	ThUS$	ThUS$
Raw material	27,035	12,508
Production supplies	68,426	41,114
Products-in-progress	590,946	527,118
Finished product	1,097,874	603,036
Total	1,784,281	1,183,776

As of December 31, 2022 and 2021, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 513,209 and as of December 31, 2021 was ThUS$ 458,913 (including products in progress). As of December 31, 2022, bulk inventories recognized within work in progress were ThUS$ 122,284, while as of December 31, 2021 this value amounted to ThUS$ 111,316.

As of December 31, 2022, bulk inventories recognized within finished goods were ThUS$ 198,796 (as of December 31, 2021, this value amounted to ThUS$ 99,551).

As of December 31, 2022 and 2021, recognized inventory allowances, amounted to ThUS$ 104,057 and ThUS$ 75,892, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

	As of	As of
	December 31,	December 31,
Type of inventory	2022	2021
	ThUS$	ThUS$
Raw material and supplies for production	4,186	1,865
Products-in-progress	83,499	59,858
Finished product	16,372	14,169
Total	104,057	75,892

The Company has not pledged inventory as collateral for the periods indicated above.

As of December 31, 2022, and 2021, movements in provisions are detailed as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
Reconciliation	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Beginning balance	75,892	80,930	88,174
Increase in Lower Value (1)	29,693	(3,650)	(5,404)
Additional Provision Differences of Inventory (2)	(161)	330	(704)
Increase / Decrease eventual differences and others (3)	—	—	1,244
Provision Used	(1,367)	(1,718)	(2,380)
Total changes	28,165	(5,038)	(7,244)
Final balance	104,057	75,892	80,930

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Note 11Related party disclosures

11.1Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

11.2Relationships between the parent and the entity

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

11.3Detailed identification of related parties and subsidiaries

As of December 31, 2022 and 2021, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (3)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM -Shanghai Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Bufalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (2)	United Arab Emirates	United Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (2)	United Arab Emirates	United Arab Emirates dirham	Other related parties
(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it consolidates them and presents all their assets and liabilities.
(3)	This company was liquidated in December 2022.

The following entity was considered related party as of December 31, 2021: Sichuan SQM Migao Chemical Fertilizers Co Ltd. The following entities were considered related parties as of December 31, 2020 (see Note 7.3 letter c  and Note 8.4 letter b): SQI Corporation N.V., SQM Italia SRL, Doktor Tarsa Tarim, SQM Eastmed Turkey, Terra Tarsa Ukraine LLC, Terra Tarsa B.V., Plantacote N.V., Terra Tarsa Don LLC, Doktolab Tarim Arastirma San., Doctochem Tarim Sanayi Ticaret Ltd. STI, Coromandel SQM India Sichuan SQM Migao Chemical Fertilizers Co Ltd. and Arpa Speciali S.R.L.

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 4 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties
65.204.189-2	Fundación para el desarrollo social	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties

11.4Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the year ended December 31, 2022, 2021 and 2020, the detail of significant transactions with related parties is as follows

					For the year ended	For the year ended	For the year ended
					December	December	December
Tax ID No	Name	Nature	Country of origin	Transaction	31, 2022	31, 2021	31, 2020
					ThUS$	ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	—	—	1,053
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	45,205	35,597	23,162
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,778	992	1,197
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	41,814	27,763	20,259
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	1,576	1,233	1,967
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	3,000	9,438	—
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	—	—	—
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	51,748	79,086	41,341
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	58,077	17,016	17,723
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	—	1,814	1,510
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	—	—	2,223
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	—	—	—
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	—	—	737
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	4,138	5,359	1,125
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	—	—	—
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	—	—	—
Foreign	Terra Tarsa Don LLC	Other related parties	Russian Federation	Sale of products	—	—	—
Foreign	SQM Eastmed Turkey	Associate	Turkey	Sale of products	—	—	—
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(27,918)	(20,904)	—
Chile	Norte Grande S.A.	Other related parties	Chile	Client	142	146	—
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(90)	(131)	—
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(31)	(134)	—
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(228)	(157)	—
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(1,746)	(2,393)	—
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	(19)	(79)	—
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(46)	—	—
Chile	Fundación para el desarrollo social	Other related parties	Chile	Service Provider	(7)	—	—

11.5Trade receivables due from related parties, current:

					As of	As of
					December 31,	December 31,
Tax ID No	Name	Nature	Country of origin	Currency	2022	2021
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	7,967	7,567
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	8,354	3,350
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	—	2,477
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	32,054	55,119
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	31,081	14,684
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	888	804
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	1,041	1,914
Total					81,622	86,152

As of December 31, 2022 and 2021, receivables are net of provision for ThUS$ 1,378 and ThUS$ 717, respectively.

11.6Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Note 12 Financial instruments

12.1Types of other current and non-current financial assets

	As of	As of
	December 31,	December 31,
Description of other financial assets	2022	2021
	ThUS$	ThUS$
Financial assets at amortized cost (1)	950,167	905,170
Derivative financial instruments
- For hedging	7,014	12,625
- Non-hedging (2)	4,174	1,254
Total other current financial assets	961,355	919,049
Financial assets at fair value through other comprehensive income (4) (5)	9,497	8,932
Derivative financial instruments
- For hedging	22,606	245
Other financial assets at amortized cost	23	91
Total other non-current financial assets	32,126	9,268

	As of	As of
	December 31,	December 31,
Institution	2022	2021
	ThUS$	ThUS$
Banco de Crédito e Inversiones	187,707	34,325
Banco Santander (3)	51,444	65,899
Banco Itaú CorpBanca	15,048	195,471
Banco Estado	85,055	—
Banco de Chile	150,259	—
Scotiabank Sud Americano	250,362	289,421
Sumitomo Mitsui Banking	210,292	320,054
Total	950,167	905,170
(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3).
(3)	As of December 31, 2022, no margin calls were recorded. As of December 31, 2021, margin calls were recorded for US$ 31,430.
(4)	During the first quarter of 2021, equity instruments classified at fair value irrevocably through other comprehensive income were sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.
(5)	During the second quarter of 2021, as a result of the loss of significant influence over the investment of Kore Potash (for more details, see Note 7.3 letter b), the investment, which was previous recognized as an investment in associates, was reclassified as other non-current financial assets as it was classified as financial equity instrument at fair value through other comprehensive income irrevocably.

12.2Trade and other receivables

	As of December 31, 2022			As of December 31, 2021
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	1,002,223	—	1,002,223	590,312	—	590,312
Prepayments, current	38,709	—	38,709	49,168	—	49,168
Other receivables, current	16,648	2,091	18,739	14,210	6,172	20,382
Guarantee deposits (1)	29,840	—	29,840	383	—	383
Total trade and other receivables	1,087,420	2,091	1,089,511	654,073	6,172	660,245

See discussion about credit risk in Note 4.2.

	As of December 31, 2022			As of December 31, 2021
		Impairment			Impairment
	Gross	provision for	Trade receivables,	Gross	provision for	Trade receivables,
Trade and other receivables	receivables	doubtful receivables	net	receivables	doubtful receivables	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	1,006,982	(4,759)	1,002,223	600,664	(10,352)	590,312
Prepayments, current	39,493	(784)	38,709	49,952	(784)	49,168
Other receivables, current	19,920	(3,272)	16,648	17,073	(2,863)	14,210
Guarantee deposits (1)	29,840	—	29,840	383	—	383
Other receivables, non-current	2,091	—	2,091	6,172	—	6,172
Total trade and other receivables	1,098,326	(8,815)	1,089,511	674,244	(13,999)	660,245

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The acquisition cost totals CNY 869 million (ThUS$ 125,591) broken down into a deposit of CNY 204.5 million (ThUS$ 29,322) paid in the first quarter of 2023, CNY 57.5 million (ThUS$ 8,310) paid in the first quarter of 2023 and the remaining balance would be paid subject to the fulfillment of various conditions precedent in the second quarter of 2023. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

(a)Renegotiated portfolio

As of December 31, 2022, and 2021 the detail of the renegotiated portfolio is as follows:

As of December 31, 2022
Portfolio analysis
	Number of customers with	Gross non-renegotiated	Number of customers with	Gross renegotiated
Past due segments	non-renegotiated portfolio	portfolio ThUS$	renegotiated portfolio	portfolio ThUS$
Current	997	967,853	12	276
1 - 30 days	149	30,116	4	71
31 - 60 days	25	1,352	2	105
61 - 90 days	2	2,632	3	704
91 - 120 days	10	235	—	—
121 - 150 days	1	84	—	—
151 - 180 days	2	180	1	7
181 - 210 days	4	67	2	27
211 - 250 days	7	192	3	54
>250 days	76	2,726	55	301
Total	1,273	1,005,437	82	1,545

As of December 31, 2021
Portfolio analysis
	non-renegotiated portfolio	Gross non-renegotiated	Number of customers with	Gross renegotiated
Past due segments	Number of customers with	portfolio ThUS$	renegotiated portfolio	portfolio ThUS$
Current	1,279	570,899	7	130
1 - 30 days	112	22,632	—	—
31 - 60 days	18	2,114	—	—
61 - 90 days	11	1,015	—	—
91 - 120 days	7	202	—	—
121 - 150 days	3	43	—	—
151 - 180 days	3	4	—	—
181 - 210 days	3	130	—	—
211 - 250 days	1	1	2	4
>250 days	80	2,597	117	893
Total	1,517	599,637	126	1,027

(b)	Impairment provision for doubtful receivables

As of December 31, 2022
	Trade accounts receivable days past due
							Trade receivables
							due from related
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	parties
						ThUS$	ThUS$
Expected Loss Rate on	—%	1%	7%	6%	81%	—	—
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378

As of December 31, 2021
	Trade accounts receivable days past due						Trade receivables
				61 to 90	Over 90		due from related
Trade and other receivables	Current	1 to 30 days	31 to 60 days	days	days	Trade	parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	8%	32%	34%	71%	—	—
Total Gross Book Value	571,029	22,633	2,113	1,015	3,874	600,664	86,869
Impairment Estimate	4,724	1,856	673	346	2,753	10,352	717

As of December 31, 2022, and 2021, movements in provisions are as follows:

	As of	As of
	December 31,	December 31,
Provisions	2022	2021
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	14,716	27,273
Increase (decrease) impairment of accounts receivable	(3,369)	235
Write-off of receivables	—	(11,091)
Difference in exchange rate	(1,154)	(1,701)
Impairment provision of Accounts Receivable Provision at the end of the year	10,193	14,716
(1) Trade and other Receivables Provision	4,759	10,352
(2) Current other Receivables Provision	4,056	3,647
(3) Trade receivables with related parties, current Provision	1,378	717
Recovery of Insurance	—	210

Impairment provision of Accounts Receivable	10,193	14,716
Renegotiated receivables	356	910
Non-renegotiated receivables	9,837	13,806

12.3Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

				Hedging Reserve in
As of December 31, 2022	Assets	Liabilities	Total Realized	Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	7,014	42,754	—	—
Long term	15,467	19,772	—	—
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Long term	7,139	—	—	7,139
Subtotal	7,139	—	—	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	4,174	5,816	—	—
Underlying Investments Hedge	4,174	5,816	38,653	—
Total Instruments	33,794	68,342	25,714	(19,967)

				Hedging Reserve in
As of December 31, 2021	Assets	Liabilities	Total Realized	Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	12,625	8,954	—	—
Long term	245	72,900	—	—
Underlying Debt Hedge	12,870	81,854	(22,455)	(46,529)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,254	1,672	—	—
Underlying Investments Hedge	1,254	1,672	4,694	—
Total Instruments	14,124	83,526	(17,761)	(46,529)
(1)	See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 19.4.

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2022, and January 1 and December 31,2021.

Reconciliation of asset and	As of December	Cash Flow	Income Statement	Equity and Others	As of December
liability hedging derivatives	31, 2021				31, 2022
Hedge-to-debt derivatives	(81,597)	8,616	37,494	25,426	(10,061)
Hedging derivatives to investment	12,613	(52,698)	16,104	(6,003)	(29,984)
Non-hedging derivatives disbursement SQM Australia Pty	—	2,022	—	5,117	7,139
Non-hedging derivatives	(418)	(39,878)	38,653	—	(1,643)

Reconciliation of asset and	As of December	Cash Flow	Income Statement	Equity and Others	As of December
liability hedging derivatives	31, 2020				31, 2021
Hedge-to-debt derivatives	18,070	6,478	(52,254)	(53,891)	(81,597)
Hedging derivatives to investment	(21,004)	9,405	23,083	1,129	12,613
Non-hedging derivatives	(2,784)	(2,327)	4,693	—	(418)

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	105,828	UF	01/04/2023
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

12.4Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2022 and 2021, the detail is as follows:

	As of December 31, 2022			As of December 31, 2021
Other current and non-current financial
liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	130,840	197,522	328,362	85	69,613	69,698
Unsecured obligations	343,589	2,176,924	2,520,513	40,594	2,445,219	2,485,813
Derivative financial instruments
For hedging	42,754	19,772	62,526	8,954	72,900	81,854
Non-Hedging	5,816	—	5,816	1,672	—	1,672
Total	522,999	2,394,218	2,917,217	51,305	2,587,732	2,639,037

a)Bank borrowings, current:

As of December 31, 2022, the detail of this caption is as follows:

Debtor			Payment of Creditor interest
						Currency or
						adjustment	Payment of
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/30/2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Itaú	Chile	US$	Upon maturity	01/05/2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	01/05/2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
						90 days to 1		Borrowing
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	year	Subtotal	costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	70,000	70,000	—	70,393	70,393	(149)	70,244
SQM S.A.	Itaú	20,000	—	20,000	20,062		20,062		20,062
SQM S.A.	Banco Estado	40,000	—	40,000	40,128		40,128		40,128
SQM S.A.	Scotiabank	—	—	—	406		406		406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840

On December 21, 2022, the Company signed a loan agreement with The Export-Import Bank of Korea (“Kexim”) and Banco Santander S.A., with the latter acting as Kexim’s Facility Agent, and the initial disbursement of funds became effective on January 10, 2023 for a value of US$10 million. The total loan amount is up to MMUS$ 100. As of December 31, 2022, no disbursement had been made.

As of December 31,2021

Debtor			Creditor			Currency or
						adjustment
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/31/2022	0.82%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current amounts as of December 31, 2021
			90 days to			90 days to 1		Borrowing
		Up to 90 days	1 year	Total	Up to 90 days	year	Subtotal	costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	—	85	—	85	—	85
Total		—	—	—	85	—	85	—	85

b)Unsecured obligations, current:

As of December 31, 2022, and 2021, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of			Currency or	Periodicity
			registration or ID			adjustment	Payment of
Tax ID No.	Company	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	MUS$250	01/28/2023	US$	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	—	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	—	MUS$450	05/07/2023	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$400	01/22/2023	US$	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$700	03/10/2023	US$	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
			Up to 90	90 days to 1			90 days to 1		Borrowing
Company	Country	Series	days	year	Total	Up to 90 days	year	Subtotal	costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	—	302,658	302,658	—	302,658	302,658	(170)	302,488
SQM S.A.	Chile	MUS$450	—	2,869	2,869	—	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	—	7,508	7,508	—	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	—	7,554	7,554	—	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	—	17,566	17,566	—	17,566	(172)	17,394
SQM S.A.	Chile	O	965	—	965	965	—	965	(82)	883
SQM S.A.	Chile	P	1,830	—	1,830	1,830	—	1,830	(12)	1,818
SQM S.A.	Chile	Q	—	351	351	—	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589

As of December 31, 2021

Debtor			Number of			Currency or	Periodicity
			registration or ID			adjustment	Payment of
Tax I No.	Company	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	MUS$250	01/28/2022	US$	Semiannual	Upon maturity	1.56%	4.38%
93.007.000-9	SQM S.A.	Chile	—	MUS$300	04/03/2022	US$	Semiannual	Upon maturity	0.74%	3.63%
93.007.000-9	SQM S.A.	Chile	—	MUS$450	05/07/2022	US$	Semiannual	Upon maturity	3.23%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$400	01/22/2022	US$	Semiannual	Upon maturity	4.00%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$700	03/10/2022	US$	Semiannual	Upon maturity	3.62%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2022	UF	Semiannual	Semiannual	1.75%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/15/2022	UF	Semiannual	Upon maturity	2.06%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2022	UF	Semiannual	Upon maturity	2.04%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2022	UF	Semiannual	Upon maturity	2.72%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2021			Carrying amounts of maturities as of December 31, 2021
			Up to 90	90 days to 1			90 days to
Company	Country	Series	days	year	Total	Up to 90 days	1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	—	2,658	2,658	—	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	—	2,869	2,869	—	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	—	7,508	7,508	—	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	6,874	—	6,874	6,874	—	6,874	(552)	6,322
SQM S.A.	Chile	H	16,026	—	16,026	16,026	—	16,026	(172)	15,854
SQM S.A.	Chile	O	863	—	863	863	—	863	(82)	781
SQM S.A.	Chile	P	1,636	—	1,636	1,636	—	1,636	(12)	1,624
SQM S.A.	Chile	Q	—	314	314	—	314	314	(21)	293
Total			37,555	5,841	43,396	37,555	5,841	43,396	(2,802)	40,594

c)Bank borrowings -non-current

The following table shows the details of bank loans as of December 31, 2022:

Debtor			Creditor			Currency or	Type of
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon Maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canadá	US$	Upon Maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as ofDecember 31, 2022				Carrying amounts of maturities as of December 31, 2022
Costs of
			Between 2	Between 3		Between 1	Between 2	Between 3		obtaining
Company	Financial institution	Between 1 and 2	and 3	and 4	Total	and 2	and 3	and 4	Subtotal	loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	—	—	—	—	—	—
SQM S.A.	Scotiabank	—	200,000	—	200,000	—	200,000	—	200,000	(2,478)	197,522
Total		—	200,000	—	200,000	—	200,000	—	200,000	(2,478)	197,522

As of December 31, 2021

Debtor			Creditor			Currency or	Type of
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Maturity	2.05%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2021				Carrying amounts of maturities as of December 31, 2021
										Costs of
			Between 2	Between 3		Between 1	Between 2	Between 3		obtaining
Company	Financial institution	Between 1 and 2	and 3	and 4	Total	and 2	and 3	and 4	Subtotal	loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	70,000	—	70,000	—	70,000	—	70,000	(387)	69,613
Total		—	70,000	—	70,000	—	70,000	—	70,000	(387)	69,613

d)Unsecured obligations, non-current

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2022:

Debtor			Number of				Periodicity
			registration or ID of			Currency or	Payment of
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	—	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
													Bond
	Over 1	Over 2	Over 3	Over 4	Over 5		Over 1	Over 2	Over 3	Over 4	Over 5		issuance
Series	year to 2	years to 3	Years to 4	Years to 5	years	Total	year to 2	years to 3	Years to 4	Years to 5	years	Subtotal	costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	—	—	250,000	—	—	250,000	—	—	250,000	—	—	250,000	(469)	249,531
MUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(3,666)	446,334
MUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(6,112)	393,888
MUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(15,341)	684,659
H	—	—	—	—	96,967	96,967	—	—	—	—	96,967	96,967	(1,034)	95,933
O	—	—	—	—	61,536	61,536	—	—	—	—	61,536	61,536	(741)	60,795
P	—	—	—	—	123,072	123,072	—	—	—	—	123,072	123,072	(52)	123,020
Q	—	—	—	—	123,073	123,073	—	—	—	—	123,073	123,073	(309)	122,764
Total	—	—	250,000	—	1,954,648	2,204,648	—	—	250,000	—	1,954,648	2,204,648	(27,724)	2,176,924

As of December 31,2021

Debtor			Number of			Currency or	Periodicity
			registration or ID			adjustment	Payment of
Tax ID No.	Company	Country	of the instrument	Series	Maturity date	index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	—	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.42%	3.63%
93.007.000-9	SQM S.A.	Chile	—	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	—	MUS$700	10/09/2051	US$	Semiannual	Upon maturity	3.43%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2021						Carrying amounts of maturities as of December 31, 2021
													Bond
	Over 1	Over 2	Over 3	Over 4	Over 5		Over 1	Over 2	Over 3	Over 4	Over 5		issuance
Series	year to 2	years to 3	Years to 4	Years to 5	years	Total	year to 2	years to 3	Years to 4	Years to 5	years	Subtotal	costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	—	—	250,000	—	—	250,000	—	—	250,000	—	—	250,000	(903)	249,097
MUS$300	300,000	—	—	—	—	300,000	300,000	—	—	—	—	300,000	(168)	299,832
MUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(4,343)	445,657
MUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(6,347)	393,653
MUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(15,836)	684,164
H	—	—	—	—	100,064	100,064	—	—	—	—	100,064	100,064	(1,206)	98,858
O	—	—	—	—	55,035	55,035	—	—	—	—	55,035	55,035	(822)	54,213
P	—	—	—	—	110,070	110,070	—	—	—	—	110,070	110,070	(65)	110,005
Q	—	—	—	—	110,070	110,070	—	—	—	—	110,070	110,070	(330)	109,740
Total	300,000	—	250,000	—	1,925,239	2,475,239	300,000	—	250,000	—	1,925,239	2,475,239	(30,020)	2,445,219

e)Additional information

Bonds

The details of each issuance are as follows:

(i)Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

2021

During 2021, the amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge income of ThUS$ 760. For more details on restrictions. See Note 19.1.

2022

During 2022, amortization of principal amounted to UF 363.636.36, equivalent to ThUS$ 13,117 with an associated cross currency swap hedge loss of ThUS$ 993.

For the periods ended December 31, 2022, and 2021, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

	As of	As of	As of
	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest, Series H bonds	5,241	6,661	6,601
CCS Coverage	2,126	1,598	2,575

(ii)Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.

For the periods ended December 31, 2022 and 2021, the detail of payments charged to the line of single series bonds, second issue is as follows.

	As of	As of	As of
	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	—	—	6,875

(iii)Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%. See more details with respect a restriction in Note 19.1.

For the periods ended December 31, 2022, and 2021, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

	As of	As of	As of
	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest, Series O bonds	2,139	2,225	2,070
CCS Coverage	556	438	599

(iv)Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

For the periods ended December 31, 2022, and 2021, the following payments have been made with a debit to the line of single-series bonds, third issue:

	As of	As of	As of
	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	10,875	10,875	10,875

(v)Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on December 31, 2022 and 2021, the following payments have been made.

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	10,938	10,938	10,938

(vi)Series “P” bonds

The Company on March 31, 2008 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on December 31, 2022 and 2021, the following payments and their associated CCS have been made:

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest, Series P bonds	3,385	3,835	3,534
CCS Coverage	3,569	3,119	3,439

(vii)    Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of the CMF on February 14, 2019 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

For the periods ended December 31, 2022 and 2021, the following payments have been made:

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest, Series Q bonds	4,032	3,990	3,769
CCS Coverage	1,877	1,919	1,021

(viii)    Single series fifth issue bonds MUS$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

For the periods ended on December 31, 2022 and 2021, the following payments have been made:

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	19,125	19,125	19,125

(ix)     Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

For the periods ended on December 31, 2022 and 2021, the following payments have been made:

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	17,000	17,000	8,500

(x)    Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50 % and a maturity in the year 2051.

For the periods ended on December 31, 2022 and 2021, the following payments have been made:

	December 31,	December 31,	December 31,
Payments made	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments of interest	23,819	—	—

12.5Trade and other payables

a)    Details trade and other payables

	As of December 31, 2022			As of December 31, 2021
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	373,351	—	373,351	279,092	—	279,092
Other accounts payable	1,438	—	1,438	558	—	558
Prepayments from customers	—	—	—	—	3,813	3,813
Total	374,789	—	374,789	279,650	3,813	283,463

As of December 31, 2022, and 2021, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2022
						366 and
	Up to 30	31 – 60	61 – 90	91 – 120	121 – 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	239,108	786	877	339	—	—	241,110
Services	91,499	1,270	73	—	65	—	92,907
Others	34,325	—	—	—	—	—	34,325
Total	364,932	2,056	950	339	65	—	368,342

	Amounts according to payment periods as of December 31, 2021
						366 and
	Up to 30	31 - 60	61 – 90	91 – 120	121 – 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	148,045	1,799	1,425	—	120	3,813	155,202
Services	80,089	335	109	2	78	—	80,613
Others	31,949	—	—	—	—	—	31,949
Total	260,083	2,134	1,534	2	198	3,813	267,764

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2022
						366 and
	Up to 30	31 – 60	61 – 90	91 – 120	121 – 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	—	2,880
Services	1,548	174	20	1	196	—	1,939
Others	136	27	—	—	27	—	190
Total	2,978	336	84	25	1,586	—	5,009

	Amounts according to payment periods as of December 31, 2021
						366 and
	Up to 30	31 – 60	61 – 90	91 – 120	121 – 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	7,688	30	5	1	37	—	7,761
Services	4,055	108	533	34	181	—	4,911
Others	2,340	16	73	35	5	—	2,469
Total	14,083	154	611	70	223	—	15,141

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2022, the Company has purchase orders amounting to ThUS$ 191,319 and ThUS$ 166,209 as of December 31, 2021.

12.6Financial asset and liability categories

a)Financial Assets

	As of December 31, 2022			As of December 31, 2021
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	2,655,236	—	2,655,236	1,515,051	—	1,515,051
Trade receivables due from related parties at amortized cost	81,622	—	81,622	86,152	—	86,152
Financial assets measured at amortized cost	950,167	23	950,190	905,170	91	905,261
Trade and other receivables	1,087,420	2,091	1,089,511	654,073	6,172	660,245
Total financial assets measured at amortized cost	4,774,445	2,114	4,776,559	3,160,446	6,263	3,166,709
Financial instruments for hedging purposes	7,014	—	7,014	12,625	245	12,870
Financial instruments held for trading	4,174	—	4,174	1,254	—	1,254
Financial assets classified as available for sale at fair value through equity	—	9,497	9,497	—	8,932	8,932
Total financial assets at fair value	11,188	9,497	20,685	13,879	9,177	23,056
Total financial assets	4,785,633	11,611	4,797,244	3,174,325	15,440	3,189,765

b)Financial Liabilities

	As of December 31, 2022			As of December 31, 2021
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	42,754	19,772	62,526	8,954	72,900	81,854
Held for trading at fair value through profit or loss	5,816	—	5,816	1,672	—	1,672
Financial liabilities at fair value	48,570	19,772	68,342	10,626	72,900	83,526
Bank loans	130,840	197,522	328,362	85	69,613	69,698
Unsecured obligations	343,589	2,176,924	2,520,513	40,594	2,445,219	2,485,813
Lease Liabilities	12,149	49,585	61,734	7,704	46,519	54,223
Trade and other payables	374,789	—	374,789	279,650	3,813	283,463
Total financial liabilities at amortized cost	861,367	2,424,031	3,285,398	328,033	2,565,164	2,893,197
Total financial liabilities	909,937	2,443,803	3,353,740	338,659	2,638,064	2,976,723

12.7Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.
(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

	As of December 31, 2022			Measurement Methodology
		Fair value
	Carrying Amount at	(disclosure	Fair amount
Fair value measurement of assets and liabilities	Amortized Cost	purposes)	registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	—	2,655,236	—	—
Other current financial assets
- Time deposits	950,167	950,167	—	—	950,167	—
- Derivative financial instruments	—	—	—	—	—
- Forwards	—	—	3,704	—	3,704	—
- Options	—	—	470	—	470	—
- Hedging assets	—	—	7,014	—	7,014	—
- Swaps	—	—	—	—	—	—
Non-current accounts receivable	2,091	2,091	—	—	—	—
Other non-current financial assets:
- Other	23	23	—	—	23	—
- Equity instruments	—	—	9,497	9,497	—	—
- Hedging assets – Swaps	—	—	22,606	22,606	—	—
Other current financial liabilities
- Bank borrowings	130,840	130,840	—	—	130,840	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	4,848	—	4,848	—
- Options	—	—	968	—	968	—
- Hedging liabilities – Swaps	—	—	42,754	—	42,754	—
- Swaps hedges, investments	—	—	—	—	—	—
- Unsecured obligations	343,589	343,589	—	—	343,589	—
Other non-current financial liabilities
- Bank borrowings	197,522	196,598	—	—	196,598	—
- Unsecured obligations	2,176,924	2,476,924	—	—	2,476,924	—
- Non-current hedging liabilities	—	—	19,772	—	19,772	—

	As of December 31, 2021			Measurement Methodology
		Fair value
	Carrying Amount at	(disclosure	Fair amount
Fair value measurement of assets and liabilities	Amortized Cost	purposes)	registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,515,051	1,515,051	—	—	1,515,051	—
Other current financial assets
- Time deposits	905,170	905,170	—	—	905,170	—
- Derivative financial instruments
- Forwards	—	—	1,031	—	1,031	—
- Options	—	—	223	—	223	—
- Hedging assets	—	—	—	—	—	—
- Swaps	—	—	12,625	—	12,625	—
Non-current accounts receivable	6,172	6,172	—	—	—	—
Other non-current financial assets:
- Other	91	91	—	—	91	—
- Equity instruments	—	—	9,177	9,177	—	—
- Hedging assets – Swaps	—	—	—	—	—	—
Other current financial liabilities
- Bank borrowings	85	85	—	—	85	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	1,270	—	1,270	—
- Options	—	—	402	—	402	—
- Hedging liabilities – Swaps	—	—	8,954	—	8,954	—
- Swaps hedges, investments	—	—	—	—	—	—
- Unsecured obligations	40,594	40,594	—	—	40,594	—
Other non-current financial liabilities
- Bank borrowings	69,613	70,497	—	—	70,497	—
- Unsecured obligations	2,445,219	2,871,005	—	—	2,871,005	—
- Non-current hedging liabilities	—	—	72,900	—	72,900	—

12.8    Reconciliation of net debt and lease liabilities

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 19.1. and includes current and non-current lease liabilities to complete its analysis.

	As of	As of
	December 31,	December 31,
Net debt	2022	2021
	ThUS$	ThUS$
Cash and cash equivalents	2,655,236	1,515,051
Other current financial assets	961,355	919,049
Other non-current financial hedge assets	22,606	245
Other current financial liabilities	(522,999)	(51,305)
Lease liabilities current	(12,149)	(7,704)
Other non-current financial liabilities	(2,394,218)	(2,587,732)
Non-current Lease liabilities	(49,585)	(46,519)
Total	660,246	(258,915)

	As of	From cash flow			Not from cash flow			As of
	December 31,	Amounts from	Amounts from	Other cash	Interests	Exchange rate	Fair value	December 31,
Net debt	2021	loans	interests	income/expenses		differences		2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,555,511)	(246,883)	98,155	2,566	(103,100)	(44,102)	—	(2,848,875)
Current and non-current lease liabilities	(54,223)	10,478	1,226	—	(20,426)	1,211	—	(61,734)
Financial instruments derived from hedging	(81,597)	993	7,623	—	37,494	—	25,426	(10,061)
Non-hedging derivative financial instruments (net)	(418)	—	—	(39,878)	38,653	—	—	(1,643)
Hedging and investment derivatives	12,613	—	—	(52,698)	16,104	—	(6,003)	(29,984)
Current and non-current financial liabilities	(2,679,136)	(235,412)	107,004	(90,010)	(31,275)	(42,891)	19,423	(2,952,297)
Cash and cash equivalents	1,515,051	—	—	1,165,225	—	(25,040)	—	2,655,236
Deposits that do not qualify as cash and cash equivalents	905,170	—	(48,120)	62,859	47,038	(16,779)	—	950,168
Derivatives for investment hedges SQM Australia	—	—	—	2,022	—	—	5,117	7,139
Total	(258,915)	(235,412)	58,884	1,140,096	15,763	(84,710)	24,540	660,246

	As of	From cash flow			Not from cash flow			As of
	December 31,	Amounts from	Amounts from	Other cash	Interests	Exchange rate	Fair value	December 31,
Net debt	2020	loans	interests	income/expenses		differences		2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,922,864)	(685,130)	75,578	16,570	(84,138)	44,473	—	(2,555,511)
Current and non-current lease liabilities	(31,074)	7,960	1,587	—	(32,877)	181	—	(54,223)
Financial instruments derived from hedging	18,070	(760)	7,238	—	(52,254)	—	(53,891)	(81,597)
Derivatives from other financial non-hedge assets	(2,784)	—	—	(2,327)	4,693	—	—	(418)
Current and non-current financial liabilities	(1,938,652)	(677,930)	84,403	14,243	(164,576)	44,654	(53,891)	(2,691,749)
Cash and cash equivalents	509,102	—	—	1,022,061	—	(16,112)		1,515,051
Deposits that do not qualify as cash and cash equivalents	345,459	—	(2,747)	585,106	4,668	(27,316)	—	905,170
Derivatives from hedge assets	(21,004)	—	—	9,405	23,083	—	1,129	12,613
Total	(1,105,095)	(677,930)	81,656	1,630,815	(136,825)	1,226	(52,762)	(258,915)

Note 13    Right-of-use assets and Lease liabilities

13.1Right-of-use assets

			Other
Reconciliation of changes			property,		Machinery,
in right-of-use assets as of			plant and	Transport	plant and
December 31, 2022, net value	Land	Buildings	equipment	equipment	equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	—	2,578	11,726	52,608
Additions	1,599	736	—	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	—	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	—	—	—	(1,114)	(1,736)
Other increases / decreases	2	(2)	—	6	(1)	5
Total changes	967	(3,112)	—	(773)	11,177	8,259
Closing balance	18,320	17,839	—	1,805	22,903	60,867

			Other
Reconciliation of changes			property,		Machinery,
in right-of-use assets as of			plant and	Transport	plant and
December 31, 2021, net value	Land	Buildings	equipment	equipment	equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	—	23,377	—	2,479	4,168	30,024
Additions	17,552	1,209	—	862	12,203	31,826
Depreciation expenses	(199)	(3,635)	—	(763)	(4,109)	(8,706)
Other increases / decreases	—	—	—	—	(536)	(536)
Total changes	17,353	(2,426)	—	99	7,558	22,584
Closing balance	17,353	20,951	—	2,578	11,726	52,608

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,
(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Extension options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.
(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

13.2Lease liabilities

	As of December 31, 2022		As of December 31, 2021
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	12,149	49,585	7,704	46,519
Total	12,149	49,585	7,704	46,519

i) Current and non-current lease liabilities

Debtor			Creditor			Contract	Type of	Maturity
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	indexation unit	amortization	date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la Industria y Minería S.A.	Chile	Peso	Monthly	12-15-2026	2.61%
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	06-01-2026	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3.26%
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	Chile	UF	Monthly	04-01-2024	0.00%
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	Chile	UF	Monthly	05-01-2028	2.90%
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	Chile	UF	Monthly	05-01-2028	2.90%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.947.100-0	SQM Industrial S.A.	Chile	76.320.186-4	Tecno Fast S.A.	Chile	UF	Monthly	12-31-2022	1.44%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	03-01-2029	4.11%

Debtor			Creditor			Contract	Type of	Maturity
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	indexation unit	amortization	date	Effective rate
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	Peso	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	Peso	Monthly	07-12-2031	7.44%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM North America Corp.	USA	Foreign	Deep South Equipment Company	USA	Dollar	Monthly	03-24-2024	1.33%
Foreign	SQM North America Corp.	USA	Foreign	Tennant-South	USA	Dollar	Monthly	07-02-2023	1.00%
Foreign	SQM North America Corp.	USA	Foreign	Deacon Jones CDJR	USA	Dollar	Monthly	03-30-2024	2.81%
Foreign	SQM North America Corp.	USA	Foreign	Mt Mullahey Inc. Mullahey Chrysler Dodge	USA	Dollar	Monthly	09-11-2022	2.81%
Foreign	SQM North America Corp.	USA	Foreign	Berwyn Partners Inc.	USA	Dollar	Monthly	12-24-2024	1.34%
Foreign	SQM North America Corp.	USA	Foreign	Myers Ford Co Inc.	USA	Dollar	Monthly	06-25-2024	1.51%
Foreign	SQM North America Corp.	USA	Foreign	Ford Motor Credit Company	USA	Dollar	Monthly	05-17-2025	4.19%
Foreign	SQM North America Corp.	USA	Foreign	Porter and Howard INC.	USA	Dollar	Monthly	11-22-2025	5.64%
Foreign	SQM North America Corp.	USA	Foreign	Hanford Chrysler Dodge Jeep	USA	Dollar	Monthly	07-18-2025	4.44%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Onni Ensenada S.A. de C.V.	México	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Madol Inmobiliaria S.A. de C.V.	México	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	México	Foreign	Madol Inmobiliaria S.A. de C.V.	México	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Bélgica	Foreign	Straatsburgdok N.V.	Bélgica	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Foreign	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Australia PTY	Australia	Foreign	Mining Thiess Pty Ltd.	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%
Foreign	SQM África Pty	Sudáfrica	Foreign	Goscor Finance (Pty) Ltd	Sudáfrica	ZAR	Monthly	11-01-2026	8.51%

(a)	As of December 31, 2022 and 2021, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31, 2022			Amounts at amortized cost as of December 31, 2022
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,619	2,159	482	1,483	1,965
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	92	280	372
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	44	136	180
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	49	98	49	49	98
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	21	28
SQM Salar S.A.	Inversiones y Gestión New Energy SpA	108	325	433	108	325	433
SQM Salar S.A.	Jungheinrich Rentalif SpA	130	390	520	112	340	452
SQM Salar S.A.	Tattersall Maquinarias S.A.	55	164	219	47	143	190
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A	294	882	1,176	267	810	1,077
SQM Salar S.A.	Sociedad Comercial Grandlesing Chile Ltda	20	59	79	20	59	79
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	376	1,144	1,520
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	173	526	699
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	28	85	113
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	52	69
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma SpA	Obispado de Iquique	1	4	5	1	2	3
Orcoma SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	4	5	1	4	5
Orcoma SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	2	3
Soquimich Comercial S.A.	Muelles de Penco S.A.	84	182	266	77	165	242
Soquimich Comercial S.A.	Muelles de Penco S.A.	43	59	102	44	59	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	131	401	532
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A.	58	174	232	54	165	219
SQM North America Corp.	Paces West LL.	56	173	229	47	148	195
SQM North America Corp.	Hawkins Nunmber One, LLC	34	100	134	31	97	128
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	1	1	2	2	1	3
SQM North America Corp.	Deacon Jones CDJR	2	6	8	2	6	8
SQM North America Corp.	Berwyn Partners Inc	2	6	8	2	6	8
SQM North America Corp.	Myers Ford Co Inc	2	6	8	2	5	7
SQM North America Corp.	Ford Motor Credit Company	2	5	7	2	5	7
SQM North America Corp.	Porter and Howard INC	1	4	5	1	3	4
SQM North America Corp.	Hanford Chrysler Dodge Jeep	1	3	4	1	4	5
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	86	264	350
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	46	66	18	44	62
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	16	23	7	16	23
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	96	290	386
SQM Australia PTY	Ausco Modular Pty Limited	15	-	15	14	-	14
SQM Australia PTY	Western Australian Land Authority	105	387	492	54	94	148
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	74	99	23	71	94
SQM Australia PTY	Thiess Pty Ltd	640	1,828	2,468	538	1,573	2,111
SQM Australia PTY	Project JV	22	66	88	19	60	79
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	1	4	5	1	4	5
SQM Colombia S.A.S.	Renting Colombia S.A.	2	6	8	2	6	8
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Africa Pty	Goscor Finance (Pty) Ltd	12	36	48	8	27	35
Total		3,565	10,374	13,939	3,108	9,041	12,149

Debtor	Creditor	Nominal amounts as of December 31, 2021			Amounts at amortized cost as of December 31, 2021
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	457	1,407	1,864
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	89	272	361
SQM Salar S.A.	SKM Industrial Ltda.	202	135	337	197	133	330
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	43	132	175
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	146	195	47	144	191
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	20	27
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	364	1,110	1,474
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	168	512	680
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	27	82	109
SQM Industrial S.A.	Tecnofast	18	56	74	18	55	73
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	50	67
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma Estudios SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	5	6	1	4	5
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	85	257	342
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	41	122	163
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	134	178	44	131	175
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	127	388	515
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	58	174	232	52	161	213
SQM North America Corp.	Paces West LL.	55	168	223	44	138	182
SQM North America Corp.	Hawkins Nunmber One, LLC	32	98	130	30	91	121
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	2	4	6	1	5	6
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	84	254	338
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	58	78	17	53	70
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	19	25
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	95	288	383
SQM Australia PTY	Ausco Modular Pty Limited	9	25	34	8	24	32
SQM Australia PTY	Western Australian Land Authority	(52)	(227)	(279)	(103)	(244)	(347)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	5	6	11	3	8	11
SQM Australia PTY	Knight Frank	12	—	12	12	—	12
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	2	4	6	2	4	6
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Colombia S.A.S.	Renting Colombia S.A.	3	7	10	3	7	10
Total		2,367	6,514	8,881	2,009	5,695	7,704

(b)	As of December 31, 2022 and 2021, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31, 2022				Amounts at amortized cost as of December 31, 2022
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda.	2,698	—	—	2,698	2,606	—	—	2,606
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	33	—	833	775	33	—	808
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	370	—	—	370	359	—	—	359
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	13	—	75	59	13	—	72
SQM Salar S.A.	Inversiones y Gestión New Energy SpA.	144	—	—	144	145	—	—	145
SQM Salar S.A.	Jungheinrich Rentalift SpA.	1,041	1,041	217	2,299	943	999	215	2,157
SQM Salar S.A.	Tattersall Maquinarias S.A.	439	439	91	969	397	421	91	909
SQM Salar S.A.	Obras y Servicios para la industria y Minera S.A.	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
SQM Salar S.A.	Sociedad Comercial Grandlesing Chile Ltda	79	79	39	197	79	79	40	198
SQM Industrial S.A.	El Trovador S.A.	3,730	5,595	2,176	11,501	3,182	5,152	2,135	10,469
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	420	—	—	420	417	—	—	417
SQM Industrial S.A.	Jungheinrich Rentalift SpA	98	—	—	98	97	—	—	97
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	61	—	—	61	60	—	—	60
SQM S.A.	Jungheinrich Rentalift SpA	66	—	—	66	65	—	—	65
Orcoma Estudios SpA	Obispado de Iquique	10	14	36	60	5	8	29	42
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	4	—	—	4	3	—	—	3
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	10	30	3	3	18	24
Soquimich Comercial S.A.	Muelles de Penco S.A.	170	102	261	533	153	90	244	487
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,517	—	2,772	1,119	1,455	—	2,574
Soquimich Comercial S.A.	Compañia de leasing Tattersall S.A	349	—	—	349	340	—	—	340
SQM North America Corp.	Paces West LL.	479	508	—	987	431	491	—	922
SQM North America Corp.	Hawkins Nunmber One, LLC	90	—	—	90	89	—	—	89
SQM North America Corp.	Deep South Equipment Company	1	—	—	1	1	—	—	1
SQM North America Corp.	Deacon Jones CDJR	2	—	—	2	2	—	—	2
SQM North America Corp.	Berwyn Partners Inc	8	—	—	8	8	—	—	8
SQM North America Corp.	Myers Ford Co Inc	4	—	—	4	4	—	—	4
SQM North America Corp.	Ford Motor Credit Company	12	—	—	12	9	—	—	9
SQM North America Corp.	Porter and Howard INC	5	4	—	9	5	4	—	9
SQM North America Corp.	Hanford Chrysler Dodge Jeep	5	3	—	8	5	3	—	8
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	362	—	1,151	738	356	—	1,094
SQM Europe N.V.	Straatsburgdok N.V.	888	564	—	1,452	861	559	—	1,420
SQM Australia PTY	Kwinana Refinery Lease - Laydown Area	25	—	—	25	24	—	—	24
SQM Australia PTY	Thiess Pty Ltd	2,231	2,422	—	4,653	2,858	—	—	2,858
SQM Australia PTY	Western Australian Land Authority	1,616	3,162	23,894	28,672	61	1,619	16,102	17,782
SQM Australia PTY	Project JV	83	—	—	83	80	—	—	80
SQM Colombia S.A.S.	Renting Colombia S.A.	7	—	—	7	7	—	—	7
SQM Colombia S.A.S.	Renting Colombia S.A.	11	—	—	11	11	—	—	11
SQM Africa Pty	Goscor Finance (Pty) Ltd	12	36	48	96	82	42	—	124
Total		19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585

Debtor	Creditor	Nominal amounts as of December 31, 2021				Amounts at amortized cost as of December 31, 2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	540	—	4,857	4,036	535	—	4,571
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	434	—	1,234	754	426	—	1,180
SQM Salar S.A.	SKM Industrial Ltda.	—	—	—	—	—	—	—	—
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	386	177	—	563	365	174	—	539
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	98	—	—	98	97	—	—	97
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	44	—	106	57	43	—	100
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	4,040	13,364	3,086	4,997	3,905	11,988
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,141	—	—	1,141	1,115	—	—	1,115
SQM Industrial S.A.	Jungheinrich Rentalift SpA	216	—	—	216	209	—	—	209
SQM Industrial S.A.	Tecnofast	—	—	—	—	—	—	—	—
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	134	—	—	134	129	—	—	129
SQM S.A.	Jungheinrich Rentalift SpA	145	—	—	145	141	—	—	141
Orcoma Estudios SpA	Obispado de Iquique	10	14	41	65	5	8	32	45
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	8	—	—	8	8	—	—	8
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	14	34	5	8	12	25
Soquimich Comercial S.A.	Container Operators S.A.	—	—	—	—	—	—	—	—
Soquimich Comercial S.A.	Muelles de Penco S.A.	96	—	—	96	96	—	—	96
Soquimich Comercial S.A.	Muelles de Penco S.A.	104	—	—	104	103	—	—	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	261	3,399	1,082	1,766	259	3,107
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	465	116	—	581	444	115	—	559
SQM North America Corp.	Paces West LL.	465	752	—	1,217	403	714	—	1,117
SQM North America Corp.	Hawkins Nunmber One, LLC	224	—	—	224	217	—	—	217
SQM North America Corp.	Deep South Equipment Company	6	—	—	6	6	—	—	6
SQM North America Corp.	Tennant- South	3	—	—	3	3	—	—	3
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	756	—	1,545	713	731	—	1,444
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	65	—	—	65	63	—	—	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	24	—	—	24	23	—	—	23
SQM Europe N.V.	Straatsburgdok N.V.	844	1,015	—	1,859	807	1,000	—	1,807
SQM Australia PTY	Ausco Modular Pty Limited	15	—	—	15	15	—	—	15
SQM Australia PTY	Western Australian Land Authority	1,184	2,995	24,724	28,903	(86)	1,146	16,710	17,770
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	6	—	—	6	6	—	—	6
SQM Colombia S.A.S.	Renting Colombia S.A.	15	—	—	15	15	—	—	15
SQM Colombia S.A.S.	Renting Colombia S.A.	21	—	—	21	21	—	—	21
Total		16,636	14,332	29,080	60,048	13,938	11,663	20,918	46,519

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 78,880, ThUS$ 71,897 and ThUS$ 61,689 for the periods ended December 31, 2022, 2021 and 2020. See Note 21.8.

Expenses related to variable payments not included in lease liabilities were ThUS$ 3,631, ThUS$ 1,313 and ThUS$ 1,117 for the periods ending December 31, 2022, 2021 and 2020.

Income from subleases on right-of-use assets were ThUS$ 142, ThUS$ 146 and ThUS$ 176 as of December 31, 2022, 2021 and 2020, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Note 14    Intangible assets and goodwill

14.1Reconciliation of changes in intangible assets and goodwill

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303

As of December 31, 2021
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,447
Mining rights	Finite	149,532
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	15,158
Intellectual property	Finite	6,481
Other intangible assets	Finite	131
Intangible assets other than goodwill		179,658
Goodwill	Indefinite	34,596
Total Intangible Asset		214,254

a)	Movements in identifiable intangible assets as of December 31, 2022:

			Water rights,		Customer-
Movements in identifiable intangible assets		Mining rights,	and rights of	Water rights	related	Intellectual	Other intangible
	IT programs	Finite	way, Indefinite	Finite	intangible assets	property	assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2022	3,447	149,532	4,909	15,158	—	6,481	131	34,596	214,254
Additions	349	1,141	—	—	—	—	14	—	1,504
Amortization for the year	(1,039)	(8,482)	—	(3,789)	—	(476)	(59)	—	(13,845)
Impairment losses recognized in profit or loss for the year (2)	—	(1,228)	—	—	—	—	—	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	—	—	—	—	(155)	—	—	(159)
Decreases through sale	—	—	—	—	—	—	—	—	—
Transferred from available for sale	—	—	—	—	—	—	—	—	—
Other increases (decreases)	496	(90)	—	—	—	—	—	—	406
Subtotal	(198)	(8,659)	—	(3,789)	—	(631)	(45)	(33,629)	(46,951)
As of December 31,2022	3,249	140,873	4,909	11,369	—	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	1,778	7,215	2,291	4,501	240,378
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,778)	(1,365)	(2,205)	(3,534)	(73,075)
As of January 1, 2021	3,447	149,532	4,909	15,158	—	6,481	131	34,596	214,254
Additions	296	344	—	—	—	—	9	—	649
Amortization for the year	(1,716)	(2,863)	—	(2,842)	—	(889)	(64)	—	(8,374)
Impairment losses recognized in profit or loss for the year (1)	—	(48)	(430)	—	—	—	—	—	(478)
Other increases / decreases for foreign currency exchange rates	(17)	2,283	(4)	—	—	—	(6)	—	2,256
Decreases through sale	—	—	—	—	—	—	—	—	—
Transferred from available for sale	—	16	—	—	—	—	—	—	16
Other increases (decreases)	58	(246)	—	—	—	7,370	—	(7,370)	(188)
Subtotal	(1,379)	(514)	(434)	(2,842)	—	6,481	(61)	(7,370)	(6,119)
As of December 31,2021	3,447	149,532	4,909	15,158	—	6,481	131	34,596	214,254
Historical cost	35,616	162,893	7,420	18,000	1,778	7,370	2,277	38,130	273,484
Accumulated amortization	(32,169)	(13,361)	(2,511)	(2,842)	(1,778)	(889)	(2,146)	(3,534)	(59,230)
(1)	See Note 21.5
(2)	A determination made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and Derivatives Cash Generating Unit.

(b)	Movements in identifiable goodwill as of December 31, 2022 and 2021:

Accumulated impairment	Goodwill at the beginning	Additional	Impairment losses recognized in	Total increase	Ending balance as of december 31, 2022
Movements in identifiable goodwill	of period January 1, 2022	recognition	profit or loss for the year (-)	(decrease)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	22,255	—	(22,255)	(22,255)	—
SQM Iberian S.A.	148	—	—	—	148
SQM Investment Corporation	86	—	—	—	86
Soquimich European Holding B.V.	11,383	—	(11,374)	(11,374)	9
SQM Potasio S.A.	724	—	—	—	724
Ending balance as of December 31,2022	34,596	—	(33,629)	(33,629)	967

Accumulated impairment	Goodwill at the beginning	Additional	Impairment losses recognized in	Total increase	Ending balance as of december 31, 2021
Movements in identifiable goodwill	of period January 1, 2021	recognition	profit or loss for the year (-)	(decrease)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	22,255	—	—	—	22,255
SQM Iberian S.A.	148	—	—	—	148
SQM Investment Corporation	86	—	—	—	86
Soquimich European Holding B.V.	11,383	—	—	—	11,383
SQM Holland B.V. (*)	7,370	—	—	(7,370)	—
SQM Potasio S.A.	724	—	—	—	724
Ending balance as of December 31,2021	41,966	—	—	(7,370)	34,596

(*) The measurement of assets and liabilities related to the acquisition of WNSPK (see Note 7) was completed in 2021 and as a result ThUS$ 7,370 were identified as intellectual property and reclassified from goodwill as a consequence.

Note 15    Property, plant and equipment

As of December 31, 2022, and 2021, the detail of property, plant and equipment is as follows:

15.1Types of property, plant and equipment

	As of	As of
	December 31,	December 31,
Description of types of property, plant and equipment	2022	2021
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,482	23,507
Buildings	273,913	270,563
Other property, plant and equipment	34,960	32,846
Transport equipment	9,487	2,463
Supplies and accessories	4,798	5,556
Office equipment	1,355	1,386
Network and communication equipment	1,872	1,359
Mining assets	60,284	38,241
IT equipment	3,147	3,570
Energy generating assets	3,253	3,970
Constructions in progress	1,328,508	731,787
Machinery, plant and equipment	981,779	896,977
Total	2,726,838	2,012,225
Property, plant and equipment, gross
Land	23,482	23,507
Buildings	803,398	767,096
Other property, plant and equipment	250,058	239,582
Transport equipment	21,343	13,357
Supplies and accessories	29,426	28,786
Office equipment	13,141	12,943
Network and communication equipment	10,878	9,577
Mining assets	230,803	195,889
IT equipment	31,197	30,456
Energy generating assets	38,540	38,540
Constructions in progress	1,328,508	731,787
Machinery, plant and equipment	3,716,440	3,464,881
Total	6,497,214	5,556,401
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(529,485)	(496,533)
Accumulated depreciation and impairment of other property, plant and equipment	(215,098)	(206,736)
Accumulated depreciation and impairment of transport equipment	(11,856)	(10,894)
Accumulated depreciation and impairment of supplies and accessories	(24,628)	(23,230)
Accumulated depreciation and impairment of office equipment	(11,786)	(11,557)
Accumulated depreciation and impairment of network and communication equipment	(9,006)	(8,218)
Accumulated depreciation and impairment of mining assets	(170,519)	(157,648)
Accumulated depreciation and impairment of IT equipment	(28,050)	(26,886)
Accumulated depreciation and impairment of energy generating assets	(35,287)	(34,570)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,734,661)	(2,567,904)
Total	(3,770,376)	(3,544,176)

	As of	As of
	December 31,	December 31,
Description of classes of property, plant and equipment	2022	2021
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	32,120	28,889
Conveyor Belt	17,135	18,294
Crystallizer	48,582	20,189
Plant Equipment	163,594	168,370
Tanks	25,923	22,358
Filter	47,976	41,438
Electrical equipment/facilities	110,275	97,594
Other Property, Plant & Equipment	112,628	71,150
Site Closure	36,673	34,248
Piping	107,481	106,317
Well	177,708	202,982
Pond	41,729	42,547
Spare Parts (1)	59,955	42,601
Total	981,779	896,977
(1)	The reconciliation of the spare parts provisions as of December 31, 2022 and 2021 is as follows:

	As of	As of
	December 31,	December 31,
Reconciliation	2022	2021
	ThUS$	ThUS$
Opening balance	48,262	42,881
Increase in provision	3,810	5,381
Closing balance	52,072	48,262

15.2Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2022 and 2021:

			Other
Reconciliation of changes in property,			property,		Supplies		Network and			Energy	Assets	Machinery,	Property,
plant and equipment by class as of			plant and	Transport	and	Equipment	communication	Mining	IT	generating	under	plant and	plant and
	Land	Buildings	equipment	equipment	accessories	office	equipment	assets	equipment	assets	construction	equipment	equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	—	495	425	146	4	7	152	—	270	—	922,690	7,194	931,383
Disposals	—	—	—	—	—	—	—	—	—	—	—	(19)	(19)
Depreciation for the year	—	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)		(158,865)	(218,713)
Impairment (2)	—	(156)										(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference (2)	(5)	(7)	—	—	—	(1)	—	—	—	—	—	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	—	(316,994)	223,853	—
Other increases (decreases)	—	(1,127)	(69)	—	(88)	(2)	—	—	(19)	—	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	—	—	—	—	—	—	—	—	—	—	(228)
Subtotal	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
As of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	—	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	—	(2,734,661)	(3,770,376)
At January 1, 2021	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	—	—	346	—	—	29	58	—	232	—	470,112	756	471,533
Disposals	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation for the year	—	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	—	(141,460)	(195,678)
Impairment (2)	—	(456)	(75)	—	(16)	(8)	—	—	(8)	—	—	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference (2)	(72)	(80)	(1)	—	—	(1)	—	—	—	—	—	(69)	(223)
Reclassifications	—	62,291	5,008	354	2,773	1,290	553	1,327	557	—	(224,945)	150,792	—
Other increases (decreases)	—	14	(2)	(12)	—	—	15	—	93	—	275	4,473	4,856
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	(72)	30,897	(2,572)	(417)	1,373	927	87	(8,811)	(513)	(908)	245,442	9,473	274,906
As of December 31, 2021	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Historical cost	23,507	767,096	239,582	13,357	28,786	12,943	9,577	195,889	30,456	38,540	731,787	3,464,881	5,556,401
Accumulated depreciation	—	(496,533)	(206,736)	(10,894)	(23,230)	(11,557)	(8,218)	(157,648)	(26,886)	(34,570)	—	(2,567,904)	(3,544,176)

(1)	The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.
(2)	See note 21.5. This corresponds to assets identified as not being used in the operation due to their specific characteristics.

15.3Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

15.4Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of	As of
	December 31,	December 31,
Costs of capitalized interest	2022	2021
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	4%	4%
Amount of interest cost capitalized	24,708	14,206

Note 16    Other current and non-current non-financial assets

As of December 31, 2022, and 2021, the detail of “Other Current and Non-current Assets” is as follows:

	As of	As of
	December 31,	December 31,
Other non-financial assets, current	2022	2021
	ThUS$	ThUS$
Domestic Value Added Tax	81,361	26,356
Foreign Value Added Tax	66,926	14,395
Prepaid mining licenses	1,122	1,233
Prepaid insurance	33,896	20,443
Other prepayments	1,230	659
Refund of Value Added Tax to exporters	3,020	—
Other taxes	7,512	6,030
Other assets	1,268	754
Total	196,335	69,870

	As of	As of
	December 31,	December 31,
Other non-financial assets, non-current	2022	2021
	ThUS$	ThUS$
Exploration and evaluation expenses	44,023	26,752
Guarantee deposits	717	622
Other assets	7,656	6,113
Total	52,396	33,487

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2022, and 2021:

	As of	As of	As of
	December 31,	December 31,	December 31,
Reconciliation	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Opening balance	26,752	17,883	18,654
Change in assets for exploration and evaluation of mineral resources
Additions	11,341	8,071	—
Short term reclassifications	(465)	83	(526)
Increase (decrease) due to transfers and other charges	6,395	715	(245)
Total changes	17,271	8,869	(771)
Total	44,023	26,752	17,883

As of December 31, 2022 and 2021, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2022, and 2021 there were no disbursements for this concept.

(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

	As of	As of
	December 31,	December 31,
Explorations in execution	2022	2021
	ThUS$	ThUS$
Chile	3,699	1,000
Total	3,699	1,000

	As of	As of
	December 31,	December 31,
Conciliation of explorations in execution	2022	2021
	ThUS$	ThUS$
Opening balance	1,000	2,666
Disbursements	4,227	1,736
Reclassifications	(1,528)	(3,402)
Total changes	2,699	(1,666)
Total	3,699	1,000

(c)Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

		As of	As of
		December 31,	December 31,
Prospecting	Type of Exploration	2022	2021
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	36,327	18,154
Total		36,327	18,154
(1)	The value presented for Chile is composed as of December 2022 of ThUS 11,417 corresponding to non-metallic exploration and evaluation and ThUS$ 24,910 associated with metallic exploration. In December 2021, the amounts of non-metallic and metallic exploration were ThUS$ 6,550 ThUS$ 11,604, respectively.

Economically feasible metallic explorations are those classified as advanced exploration.

	As of	As of
	December 31,	December 31,
Prospecting conciliation	2022	2021
	ThUS$	ThUS$
Opening balance	18,154	10,872
Additions	11,341	8,071
Reclassifications from Exploration in execution – Chile	8,864	1,906
Reclassifications to Exploration in Exploitation-Chile	(2,032)	(2,695)
Total changes	18,173	7,282
Total	36,327	18,154

(d)In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

	As of	As of
	December 31,	December 31,
Short-Term Exploitation Conciliation	2022	2021
	ThUS$	ThUS$
Opening balance	1,235	1,318
Amortization	—	(1,359)
Reclassifications	465	1,276
Total changes	465	(83)
Total	1,700	1,235

	As of	As of
	December 31,	December 31,
Long-Term Exploitation Conciliation	2022	2021
	ThUS$	ThUS$
Opening balance	8,598	7,011
Amortization	(2,421)	—
Reclassifications	1,519	1,587
Total changes	(902)	1,587
Total	7,696	8,598

Note 17    Employee benefits

17.1Provisions for employee benefits

	As of	As of
	December 31,	December 31,
Classes of benefits and expenses by employee	2022	2021
	ThUS$	ThUS$
Current
Profit sharing and bonuses	2,270	1,383
Performance bonus and operational	33,106	25,392
Total	35,376	26,775
Non-current
Profit sharing and bonuses	8,973	—
Severance indemnity payments	34,899	27,099
Total	43,872	27,099

17.2Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company’s employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.
b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 17.3.
c)	Obligations after employee retirement, described in Note 17.4.
d)	Retention bonuses for a group of Company executives, described in Note 17.6.

17.3   Other long-term benefits

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

17.4Post-employment benefit obligations

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

Since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which do not generate obligations for the Company.

A settlement was reflected in the last quarter of 2022 for the purchase of annuities by the pension plan for all inactive participants.

	As of	As of	As of
	December 31,	December 31,	December 31,
Reconciliation Changes in the benefit obligation	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Opening balance	9,550	9,864	9,586
Current cost of service	—	—	—
Interest cost	255	240	280
Actuarial gains loss	(1,357)	(135)	506
Settlement	(7,739)
Benefits paid	(430)	(419)	(508)
Total benefit obligation (A)	279	9,550	9,864

	As of	As of	As of
Reconciliation	December 31,	December 31,	December 31,
Changes in plan assets	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the start of the year	13,497	12,888	8,754
Real return (loss) in the plan assets	(346)	1,028	4,642
Benefits paid	(430)	(419)	(508)
Settlement	(7,739)	—	—
Fair value of plan assets at the end of the year	4,982	13,497	12,888
Non-current-assets	4,703	3,947	3,025
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial loss at the beginning of the year	1,039	192	(3,634)
Amortization during the year	—	—	326
Settlement	(1,627)	—	—
Gain	647	847	3,500
Adjustment to recognize the minimum pension obligation	59	1,039	192

	For the	For the	For the
	year ended	year ended	year ended
Cost of service or benefits received during the year	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Financial cost	255	240	280
Real loss in plan assets	(363)	(316)	(637)
Settlement	(1,627)	—	—
Amortization of prior year losses	—	—	326
Net periodic pension expenses	(1,735)	(76)	(31)

17.5Staff severance indemnities

As of December 31, 2022, and 2021, severance indemnities calculated at the actuarial value are as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
Staff severance indemnities	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Opening balance	(27,099)	(32,199)	(27,814)
Current cost of service	(4,204)	(4,978)	(3,804)
Interest cost	(1,928)	(1,303)	(1,486)
Actuarial gain loss	(5,305)	3,999	(2,826)
Exchange rate difference	551	4,971	(1,513)
Benefits paid during the year	3,086	2,411	5,244
Total	(34,899)	(27,099)	(32,199)

(a)Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	As of	As of	As of
	December 31,	December 31,	December 31,
Actuarial assumptions	2022	2021	2020	Annual/Years
Mortality rate	RV - 2014	RV - 2014	RV - 2014
Actual annual interest rate	5.12%	5.67%	3.65%
Voluntary retirement rate:
Men	6.49%	6.49%	6.49%	Annual
Women	6.49%	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years

(b)Sensitivity analysis of assumptions

As of December 31, 2022, 2021 and 2020, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis	Effect - 100 basis
Sensitivity analysis as of December 31, 2022	points	points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

	Effect + 100 basis	Effect - 100 basis
Sensitivity analysis as of December 31, 2021	points	points
	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237

	Effect + 100 basis	Effect - 100 basis
Sensitivity analysis as of December 31, 2020	points	points
	ThUS$	ThUS$
Discount rate	(1,985)	2,234
Employee turnover rate	(261)	291

Sensitivity relates to an increase/decrease of 100 basis points.

17.6Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of December 31, 2022:

I)	Share-based compensation plan

Plan established for the 2017-2022 period for granting payments based on the change in the price of company shares. The benefit program includes a partial payment in shares where a contract is terminated for causes different from resignation and the application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants and payment dates

The compensation plan considers 29 Company’s executives, who are entitled to this benefit, provided that they stay with the Company until a given date, recognizing on an accrual basis: i) a 2021 bonus, which will be made effective by paying 146,708 shares distributed between the four quarters of 2021, and ii) a 2022 bonus for 42,032 shares, which will be made effective the first quarter of 2023.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).
ii)	the average price of SQM’s series B shares during the final quarter of 2022, subject to a limit of US$ 54 per share.
iii)	by a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

The current compensation plan was approved by the Board and includes 188,740 shares. The effects on the statement of results correspond to a charge of ThUS$ 2,251, ThUS$ 5,978 and ThUS$ 875 on the result for the periods ending on December 31, 2022, 2021 and 2020. 188,740 shares were paid out up to December 31, 2022.

II)	Financial target compensation plan

(a)	Plan characteristics

This is a cash compensation plan linked to the Company’s attainment of specific financial targets.

(b)	Plan participants and payment dates

A total of 42 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025.  The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$8,495 as of December 31, 2022.

Note 18    Provisions and other non-financial liabilities

18.1Types of provisions

	As of December 31, 2022			As of December 31, 2021
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	52,106	1,603	53,709	48,518	1,223	49,741
Provision for dismantling, restoration and rehabilitation cost (2)	—	53,995	53,995	—	58,592	58,592
Other provisions (3)	1,251,040	2,455	1,253,495	269,148	1,223	270,371
Total	1,303,146	58,053	1,361,199	317,666	61,038	378,704
(1)	These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 20.1).
(2)	Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and

25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms
(3)	See Note 18.2.

18.2 Description of other provisions

	As of	As of
	December 31,	December 31,
Current provisions, other short-term provisions	2022	2021
	ThUS$	ThUS$
Rent under Lease contract (1)	1,189,326	260,889
Provision for additional tax related to foreign loans	1,085	1,027
End of agreement bonus	35,819	2,792
Directors’ per diem allowance	4,250	3,938
Miscellaneous provisions	20,560	502
Total	1,251,040	269,148
(1)	Payment Obligations for the lease contract with Corfo: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and Corfo reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between Corfo and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

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

18.3 Changes in provisions

		Provision for
		dismantling,
Description of items that gave rise to variations		restoration and
as of December 31, 2022	Legal complaints	rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	—	—	(2,060,321)	(2,060,321)
Increase(decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

		Provision for
		dismantling,
Description of items that gave rise to variations		restoration and
as of December 31, 2021	Legal complaints	rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	—	(56,959)	(65,358)
Increase(decrease) in foreign currency exchange	(37)	—	(35)	(72)
Others	—	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

		Provision for
		dismantling,
Description of items that gave rise to variations		restoration and
as of December 31, 2020	Legal complaints	rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	62,922	30,974	60,685	154,581
Provision used	(67,685)	—	(59,939)	(127,624)
Increase(decrease) in foreign currency exchange	4	—	(2,486)	(2,482)
Others	—	(2,947)	—	(2,947)
Total Increase (decreases)	(4,759)	28,027	(1,740)	21,528
Total	10,165	61,265	95,353	166,783

18.4 Other non-financial liabilities, Current

	As of	As of
	December 31,	December 31,
Description of other liabilities	2022	2021
	ThUS$	ThUS$
Tax withholdings	46,518	21,546
VAT payable	43,439	26,111
Guarantees received	743	746
Accrual for dividend	7,370	34,184
Monthly tax provisional payments	289,326	23,319
Deferred income	19,341	5,605
Withholdings from employees and salaries payable	7,242	5,587
Accrued vacations (1)	29,642	23,467
Other current liabilities	2,856	1,109
Total	446,477	141,674

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days

Note 19    Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

19.1Capital management

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

The Company’s management controls capital management based on the following ratios:

	As of December 31,	As of December 31,
Capital Management	2022	2021	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	(721,980)	204,692	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.29	4.62	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	79.37%	18.41%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	5,838,439	1,185,453	Adjusted EBITDA

EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.

EBITDA (ThUS$)	5,817,605	1,140,086	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	78.61%	21.29%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	(0.15)	0.06	Net Financial Debt on Equity	Net Financial Debt / Total Equity

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

19.2Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders’ Meeting held in September 2020, as the result of dividing Net Financial Debt by the company’s Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of December 31, 2022 and 2021 this ratio was (0.15).

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2022 and 2021 are as follows.

Financial restrictions (member)
	Financial	Financial	Financial	Financial
	restrictions	restrictions	restrictions	restrictions
As of December 31, 2022	(member)	(member)	(member)	(member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	-0.15	-0.15	-0.15	-0.15
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
	Financial	Financial	Financial	Financial
	restrictions	restrictions	restrictions	restrictions
As of December 31, 2021	(member)	(member)	(member)	(member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.06	0.06	0.06	0.06
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

19.3Disclosures on share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and
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

At December 31, 2022, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of December 31, 2022, the Company has placed share issues in the market as described in note 1.6:

	As of December 31, 2022		As of December 31, 2021		As of December 31, 2020
Type of capital in preferred shares	Series A	Series B	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	120,376,972
Number of subscribed, partially paid shares	—	—	—	—	—	—
Increase (decrease) in the number of current shares	—	—	—	—	—	—
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904	142,819,552	120,376,972
Number of shares owned by the Company or its subsidiaries or associates	648	—	648	—	—	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—	—	—
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893	134,750	342,636
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	120,376,972

19.4Disclosures on reserves in Equity and non-controlling interests

As of December 31, 2022, 2021 and 2020, this caption comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
Disclosures on reserves in equity	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(8,042)	(7,913)	(11,569)
Reserve for cash flow hedges (2)	(14,575)	(34,025)	4,491
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(10,973)	(11,146)	6,872
Reserve for actuarial gains or losses in defined benefit plans (4)	(9,198)	(4,174)	(8,680)
Other reserves	11,663	13,103	16,318
Total	(31,125)	(44,155)	7,432
(1)	This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.
(2)	The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.
(3)	This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.
(4)	This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Movements in other reserves and changes in interest were as follows:

	Foreign					Reserve for gains (losses)
	currency					from financial assets
	translation			Reserve for actuarial gains		measured at fair value
	difference	Reserve for cash flow		and losses from defined		through other		Other
	(1)	hedges		benefit plans		comprehensive income		reserves	Total reserves
	Before	Before		Before	Deferred	Before	Deferred	Before		Deferred	Total
Movements	taxes	taxes	Tax	taxes	taxes	Taxes	taxes	taxes	Reserves	taxes	reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Movement of reserves	(404)	(461)	1,001	955	(145)	9,784	(2,642)	2,537	9,166	(1,786)	7,380
Reclassification adjustments	14,580	(3,245)	—	—	—	—	—	(305)	14,275	—	14,275
Closing balance as of December 31, 2020	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(66,051)	14,246	4,648	(142)	(12,072)	3,818	134	(56,006)	17,922	(38,084)
Reclassification adjustments	(390)	13,289	—	—	—	—	—	(3,349)	(3,739)	—	(3,739)
Reclassification to retained earnings	—	—	—	—	—	(13,375)	3,611	—	(13,375)	3,611	(9,764)
Closing balance as of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	(7,172)	(6,276)	1,252	190	(17)	(985)	28,879	(5,937)	22,942
Reclassification adjustments	—	(9,457)	—	—	—	—	—	(455)	(9,912)	—	(9,912)
Reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Closing balance as of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
(1)	See details on reserves for foreign currency translation differences on conversion in Note 23, letter b).

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	As of	As of	As of
	December 31,	December 31,	December 31,
Subsidiary – Associate	2022	2021	2020
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	—	455	455
Kore Potash PLC	—	—	3,414
Soquimich Comercial S.A.	(401)	—	—
SQM Vitas Fzco.	85	(38)	(244)
Pavoni & C. Spa	7	7	—
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121	2,121
SQM Industrial S.A.	—	707	—
Others	(721)	(721)	—
Total Other reserves	11,663	13,103	16,318

Non-controlling interests

	% of interests in the	Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
	ownership held by non-	As of	As of	As of	As of	As of	As of
Subsidiary	controlling interests	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	—	—	—	—	—	—
Ajay SQM Chile S.A.	4900000%	2,415	769	8,986	8,382	1,812	577
Soquimich Comercial S.A.	3936168%	5,558	5,926	26,383	26,665	5,558	11,831
Comercial Agrorama Ltda.	3000000%	—	56	—	(596)	—	—
SQM Indonesia S.A.	2000000%	—	—	—	—	—	—
SQM Thailand Limited	0.00200%	—	—	—	—	—	—
Total		7,973	6,751	35,369	34,451	7,370	12,408

19.5Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2022

Company’s dividend policy for the 2022 business year was agreed upon by the Board of Directors on April 26, 2022. On that occasion, the following was decided:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:
(i)

100% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)

80% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)

60% of the profit for 2022 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2022 net income.
(b)	Distribute and pay in 2022 interim dividends, which will be charged to the aforementioned final dividend.
(c)	The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company's ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.
(d)	At the ordinary meeting to be held in 2023, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2022.
(e)	Any remaining amount from the net profits from 2022 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.
(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

19.6Interim and provisional dividends

On April 26, 2022, the Board of Directors agreed to pay a final dividend equivalent to US$ 0.09691 per share which the Company must pay to reach the amount of US$2.04964 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 0.23797 per share, the second interim dividend of US$ 0.31439 per share, and the eventual dividend of US$ 1.40037 per share that were paid in 2021.

On May 18, 2022, the Board agreed to pay an interim dividend equal to US$ 2.78716 per share against the company’s 2022 profits. This quantity will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on June 6, 2022.

On August 17, 2022, the Board agreed to pay an interim divided equal to US$ 1.84914 per share, charged against the Company’s profits from 2022. That amount will be paid in its Chilean peso equivalent at the Observed US Dollar rate published in the Official Gazette on October 3, 2022

On November 21, 2022, the Board of Directors agreed to pay an interim dividend equivalent to US$ 3.08056 per share charged to the Company's 2022 fiscal year profits. This amount will be paid in pesos, the national currency based on the observed US dollar value published in the Official Gazette on December 12, 2022.

19.7Potential and provisional dividends

Dividends discounted from equity from January to December 2022 and 2021 were the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
Dividends	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Interim dividend	2,204,229	157,774	44,986
Special dividend	—	399,998	100,000
Dividends payable	—	27,681	4,369
Owners of the Parent	2,204,229	585,453	149,355
Special dividend	—	5,904	5,904
Dividends according to policy	7,369	6,504	4,214
Non-controlling interests	7,369	12,408	10,118
Dividends discounted from equity for the period	2,211,598	597,861	159,473

Note 20    Contingencies and restrictions

In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

20.1Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.
(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.
(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On January 27, 2022, a judgment was issued against SQM NA for US$ 48.1 million, which has been appealed. The Company has recorded a charge of US$ 48.1 million before taxes to the income statement for the year ended December 30, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.
(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2. million On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.
(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 Million. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzlay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 20.4.
(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.
(i)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The counterclaims filed against the Company amount to US$ 46 million.On October 4, 2022, a judgment was issued ordering the Company to pay US$ 3.6 million as a fine. This judgment was appealed by the Company, which is pending resolution before the Court of Appeals of Santiago.
(j)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration as established in article 136 of the Water Code, and its resolution is currently pending.
(k)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence gathering stage. The cost of arbitration is valued at approximately ThUS$ 377.
(l)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal. The discussion. Both trials have reached the evidence stage.
(m)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors’ and officers’ liability insurance policy. The lawsuit has been notified to the arbitrator.
(n)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is still in the discussion stage. The amount of the lawsuit is approximately ThUS$ 542.
(o)	In June 2022, Mrs. Lorena Saa Nuñez and others filed a lawsuit against the Company with the Labor Court of Pozo Almonte seeking compensation for damages moral damages and lost profits resulting from the death of worker Oscar Muñoz Meza. The case has reached the ruling stage. The lawsuit is for approximately ThUS$ 493.

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

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

20.2Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

20.3Tax Contingencies

SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 127.1 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated Statement of Financial Position of the Company as of December 31, 2022 and 2021.

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 6.3 million correspond to interest and associated fines. On November 28, 2018, the Santiago Court of Appeals ruled invalid the first instance ruling handed down by the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.
(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.4 million correspond to interest and fines. On November 28, 2022, the Santiago Court of Appeals ruled invalid the first instance ruling of the Tax and Customs Court, ordering the case reopened with the competent judge hearing evidence in the case.

(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.6 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered that these tax assessments be anulled.

On September 29, 2022, the SII assessed the differences for the 2019 tax year with respect to specific mining tax and other adjustments that totalled US$ 36.8 million, which includes an excess collection of US$ 9.7 million. SQM Salar paid the amount assessed, and has one year to appeal against this assessment, which it intends to do in a vigorous manner. The SII has not issued an assessment claiming differences in specific mining tax filed for tax years 2020 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 745.3 million (corporate income tax deducted) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

20.4Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

20.5Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2022, the guarantee amounts to ThUS$ 717.

20.6Indirect guarantees

As of December 31, 2022 and 2021, there are no indirect guarantees.

Note 21    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

21.1Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended December 31, 2022
	Specialty
	plant	Iodine and	Lithium and		Industrial		Total
Geographic areas	nutrition	derivatives	derivatives	Potassium	chemicals	Other	ThUS$
Chile	128,829	1,523	1,854	64,409	1,199	25,334	223,148
Latin America and the Caribbean	125,712	16,328	5,275	179,621	11,820	1,185	339,941
Europe	196,930	288,854	390,832	27,275	27,725	942	932,558
North America	489,327	141,683	151,152	71,711	59,402	912	914,187
Asia and Others	231,536	305,951	7,603,826	94,164	65,054	213	8,300,744
Total	1,172,334	754,339	8,152,939	437,180	165,200	28,586	10,710,578

For the year ended December 31, 2021
	Specialty
	plant	Iodine and	Lithium and		Industrial		Total
Geographic areas	nutrition	derivatives	derivatives	Potassium	chemicals	Other	ThUS$
Chile	136,523	1,538	901	50,573	4,125	25,988	219,648
Latin America and the Caribbean	88,990	10,198	4,905	214,304	7,367	523	326,287
Europa	179,744	173,329	75,674	33,948	18,662	1,408	482,765
North America	314,895	102,746	50,349	57,682	29,860	2,470	558,002
Asia and Others	188,663	150,120	804,292	60,085	71,997	456	1,275,613
Total	908,815	437,931	936,121	416,592	132,011	30,845	2,862,315

For the year ended December 31, 2020
	Specialty
	plant	Iodine and	Lithium and		Industrial		Total
Geographic areas	nutrition	derivatives	derivatives	Potassium	chemicals	Other	ThUS$
Chile	100,353	1,234	399	23,963	4,059	23,737	153,745
Latin America and the Caribbean	69,535	10,843	1,597	72,697	4,951	367	159,990
Europa	145,896	142,161	49,719	30,029	11,585	735	380,125
North America	246,737	90,292	25,558	39,432	23,963	1,588	427,570
Asia and Others	139,167	90,127	306,100	43,173	116,050	1,144	695,761
Total	701,688	334,657	383,373	209,294	160,608	27,571	1,817,191

(b)	Main product and service lines:

	For the period from January to December of the year
Products and Services	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	1,172,334	908,815	701,688
- Sodium Nitrates	21,294	24,829	18,291
- Potassium nitrate and sodium potassium nitrate	700,081	539,336	424,041
- Specialty Blends	285,027	234,369	163,033
- Other specialty fertilizers	165,932	110,281	96,323
Iodine and derivatives	754,339	437,931	334,657
Lithium and derivatives	8,152,939	936,121	383,373
Potassium	437,180	416,592	209,294
Industrial chemicals	165,200	132,011	160,608
Other	28,586	30,845	27,571
- Services	3,785	3,428	3,241
- Income from property leases	454	1,531	1,457
- Income from subleases on right-of-use assets	142	146	176
- Commodities	11,838	12,468	11,938
- Other ordinary income of Commercial Offices	12,367	13,272	10,759
Total	10,710,578	2,862,315	1,817,191

21.2Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January
	to December of the year
Nature of expense	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(561,709)	(345,356)	(287,877)
Classes of employee benefit expenses	(308,744)	(211,771)	(178,956)
Depreciation expense	(218,714)	(195,678)	(182,314)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(6,549)	(5,963)	(5,814)
Amortization expense	(16,413)	(9,737)	(12,938)
Investment plan expenses	(18,293)	(15,059)	(14,286)
Provision for materials, spare parts and supplies	(7,099)	(505)	640
Contractors	(194,296)	(157,571)	(142,017)
Operating leases	(71,420)	(67,106)	(57,461)
Mining concessions	(14,585)	(7,325)	(6,645)
Operational transportation	(91,130)	(76,004)	(68,730)
Freight / product transportation costs	(94,727)	(77,353)	(52,156)
Purchase of products from third parties	(473,742)	(329,464)	(260,089)
Insurance	(43,323)	(21,869)	(17,657)
Corfo rights and other agreements	(3,272,897)	(247,604)	(74,418)
Export costs	(153,162)	(99,212)	(88,176)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,631)	(1,313)	(1,117)
Variation in gross inventory	631,156	85,709	102,446
Variation in inventory provision	(27,324)	5,038	7,244
Other	(27,351)	5,935	6,000
Total	(4,973,953)	(1,772,208)	(1,334,321)

21.3Other income

	For the period from January
	to December of the year
Other income	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,404	896	665
Fines charged to suppliers	593	83	267
Taxes recovered	1,646	1,811	1,487
Amounts recovered from insurance	86	293	14,861
Overestimate of provisions for third-party obligations	365	287	118
Sale of assets classified as properties, plant and equipment	246	311	1,626
Sale of mining rights	1,126	8,796	5,852
Easements, pipelines and roads	2,106	4,949	1,619
Refunds for mining patents and notarial expenses	20	198	85
Others	2,262	1,928	313
Total	9,854	19,552	26,893

21.4Administrative expenses

	For the period from January
	to December of the year
Administrative expenses	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(63,713)	(60,552)	(55,152)
Marketing costs	(5,661)	(2,415)	(2,377)
Amortization expenses	(126)	(118)	(91)
Entertainment expenses	(5,576)	(4,906)	(4,858)
Advisory services	(27,235)	(17,332)	(13,880)
Lease of buildings and facilities	(3,829)	(3,478)	(3,111)
Insurance	(3,011)	(3,901)	(3,478)
Office expenses	(8,596)	(6,363)	(6,204)
Contractors	(7,283)	(5,106)	(5,079)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,656)	(2,743)	(2,617)
Other expenses	(14,958)	(11,979)	(10,170)
Total	(142,644)	(118,893)	(107,017)

21.5Other expenses

	For the period from January
	to December of the year
Other expenses	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	—	—	(138)
Subtotal	—	—	(138)
Impairment (losses) /reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(8,084)	(5,582)	(9,563)
Intangible assets other than goodwill	(520)	(478)	(1,941)
Goodwill	(33,629)	—	(140)
Non-current assets and disposal groups held for sale	—	—	—
Subtotal	(42,233)	(6,060)	(11,644)
Other expenses, by nature
Legal expenses	(6,841)	(42,254)	(69,965)
VAT and other unrecoverable taxes	(5,694)	(1,015)	(626)
Fines paid	(617)	(882)	(314)
Investment plan expenses	(727)	1	(768)
Exploration expenses	—	(284)	(5,262)
Contributions and donations	(19,096)	(9,037)	(8,793)
Other operating expenses	(763)	(1,074)	(2,102)
Subtotal	(33,738)	(54,545)	(87,830)
Total	(75,971)	(60,605)	(99,612)

21.6Other gains (losses)

	For the period from January
	to December of the year
Other (losses) income	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Sale of investments in associates	60	—	(11,830)
Adjust previous year application method of participation	—	—	(49)
Impairment of interests in associates	1,349	(2,009)	7,235
Sale of investments in joint ventures	—	—	(481)
Others	(1,292)	(629)	(188)
Total	117	(2,638)	(5,313)

21.7(Impairment) reversal of losses of financial assets

	For the period from January
	to December of the year
(Impairment) reversal of losses of financial assets	2022	2021	2020
	ThUS$	ThUS$	ThUS$
(Impairment) /reversal of losses of financial assets (See Note 12.2)	3,369	(235)	4,684
Totals	3,369	(235)	4,684

21.8Summary of expenses by nature

The following summary considers notes 21.2, 21.4 and 21.5

	For the period from January
	to December of the year
Expenses by nature	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(561,709)	(345,356)	(287,877)
Employee benefit expenses	(372,457)	(272,323)	(234,108)
Depreciation expense	(218,714)	(195,678)	(182,452)
Depreciation of right-of-use assets	(9,205)	(8,706)	(8,431)
Impairment of properties, plant and equipment, intangible and Goodwill	(42,233)	(6,060)	(11,644)
Amortization expense	(16,539)	(9,855)	(13,029)
Legal expenses	(6,841)	(42,254)	(69,965)
Investment plan expenses	(19,020)	(15,058)	(15,054)
Exploration expenses	—	(284)	(5,262)
Provision for materials, spare parts and supplies	(7,099)	(505)	640
Contractors	(201,579)	(162,677)	(147,096)
Operational leases	(75,249)	(70,584)	(60,572)
Mining concessions	(14,585)	(7,325)	(6,645)
Operational transportation	(91,130)	(76,004)	(68,730)
Freight and product transportation costs	(94,727)	(77,353)	(52,156)
Purchase of products from third parties	(473,742)	(329,464)	(260,089)
Corfo rights and other agreements	(3,272,897)	(247,604)	(74,418)
Export costs	(153,162)	(99,212)	(88,176)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,631)	(1,313)	(1,117)
Insurance	(46,334)	(25,770)	(21,135)
Consultant and advisor services	(27,235)	(17,332)	(13,880)
Variation in gross inventory	631,156	85,709	102,446
Variation in inventory provision	(27,324)	5,038	7,244
Other expenses	(88,312)	(31,736)	(29,444)
Total expenses by nature	(5,192,568)	(1,951,706)	(1,540,950)

21.9Finance expenses

	For the period from January
	to December of the year
Finance expenses	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(3,065)	(2,664)	(2,797)
Interest expense from bonds	(108,387)	(90,859)	(87,030)
Interest expense from loans	(2,098)	(1,135)	(1,598)
Reversal of capitalized interest expenses	24,708	14,206	8,462
Financial expenses for restoration and rehabilitation provisions	9,357	(1,259)	2,947
Interest on lease agreement	(1,226)	(1,587)	(1,133)
Interest and bank charges	(5,940)	(1,328)	(1,050)
Total	(86,651)	(84,626)	(82,199)

21.10Finance income

	For the period from January
	to December of the year
Finance income	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Interest from term deposits	31,122	3,635	10,260
Interest from marketable securities	10,252	68	2,147
Interest from maintenance of minimum bank balance in current account	6	2	18
Other finance income	3,318	107	259
Other finance interests	2,340	856	1,031
Total	47,038	4,668	13,715

Note 22    Reportable segments

22.1Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 22.2).

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

F-111

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

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

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

F-112

22.2Reportable segment disclosures:

	Specialty					Other				Total as of
	plant	Iodine and its	Lithium and	Industrial		products	Reportable	Operating	Unallocated	December 31,
Operating segment items for the year ended December 31, 2022	nutrients	derivatives	its derivatives	chemicals	Potassium	and services	segments	segments	amounts	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	(4,973,953)	(4,973,953)	—	(4,973,953)
Administrative expenses	—	—	—	—	—	—	—	—	(142,644)	(142,644)
Finance expense	—	—	—	—	—	—	—	—	(86,651)	(86,651)
Depreciation and amortization expense	(63,321)	(53,734)	(88,510)	(14,724)	(24,043)	(126)	(244,458)	(244,458)	—	(244,458)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	20,159	20,159
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Net income (loss)	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(1,822,341)	3,914,284
Assets	—	—	—	—	—	—	—	—	10,819,101	10,819,101
Equity-accounted investees	—	—	—	—	—	—	—	—	54,386	54,386
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	1,757,581	1,757,581
Liabilities	—	—	—	—	—	—	—	—	5,887,100	5,887,100
Impairment loss of financial assets recognized in profit or loss							—	—	3,369	3,369
Impairment loss of non-financial assets recognized in profit or loss	—	—	—	—	—	—	—	—	(42,233)	(42,233)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	4,077,595	4,077,595
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(909,401)	(909,401)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(2,002,969)	(2,002,969)

	Specialty					Other				Total as of
	plant	Iodine and its	Lithium and	Industrial		products	Reportable	Operating	Unallocated	December 31,
Operating segment items for the year ended December 31, 2021	nutrients	derivatives	its derivatives	chemicals	Potassium	and services	segments	segments	amounts	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	—	2,862,315
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	—	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	(1,772,208)	(1,772,208)	—	(1,772,208)
Administrative expenses	—	—	—	—	—	—	—	—	(118,893)	(118,893)
Finance expense	—	—	—	—	—	—	—	—	(84,626)	(84,626)
Depreciation and amortization expense	(58,808)	(41,215)	(65,014)	(13,743)	(35,290)	(169)	(214,239)	(214,239)	—	(214,239)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	11,132	11,132
Income before taxes	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(248,886)	841,221
Income tax expense	—	—	—	—	—	—	—	—	(249,016)	(249,016)
Net income (loss)	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(497,902)	592,205
Assets	—	—	—	—	—	—	—	—	7,180,201	7,180,201
Equity-accounted investees	—	—	—	—	—	—	—	—	39,824	39,824
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	152,663	152,663
Liabilities	—	—	—	—	—	—	—	—	3,964,230	3,964,230
Impairment loss of financial assets recognized in profit or loss							—	—	(235)	(235)
Impairment loss of non-financial assets recognized in profit or loss	—	—	—	—	—	—	—	—	(6,060)	(6,060)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	822,520	822,520
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,006,943)	(1,006,943)
Cash flows from financing activities	—	—	—	—	—	—	—	—	1,206,485	1,206,485

	Specialty					Other				Total as of
	plant	Iodine and its	Lithium and	Industrial		products	Reportable	Operating	Unallocated	December 31,
Operating segment items for the year ended December 31, 2020	nutrients	derivatives	its derivatives	chemicals	Potassium	and services	segments	segments	amounts	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	—	1,817,191
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	—	1,817,191
Costs of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	(1,334,321)	(1,334,321)	—	(1,334,321)
Administrative expenses	—	—	—	—	—	—	—	—	(107,017)	(107,017)
Finance expense	—	—	—	—	—	—	—	—	(82,199)	(82,199)
Depreciation and amortization expense	(55,335)	(40,687)	(56,092)	(14,136)	(34,570)	(3,092)	(203,912)	(203,912)	—	(203,912)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	8,940	8,940
Income before taxes	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(244,332)	238,538
Income tax expense	—	—	—	—	—	—	—	—	(70,179)	(70,179)
Net income (loss)	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(314,511)	168,359
Assets	—	—	—	—	—	—	—	—	4,818,463	4,818,463
Equity-accounted investees	—	—	—	—	—	—	—	—	85,993	85,993
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	358,009	358,009
Other Liabilities	—	—	—	—	—	—	—	—	2,655,885	2,655,885
Impairment loss of financial assets recognized in profit or loss	—	—	—	—	—	—	—	—	4,684	4,684
Impairment loss of non-financial assets recognized in profit or loss	—	—	—	—	—	—	—	—	(11,644)	(11,644)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	182,234	182,234
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(167,091)	(167,091)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(94,132)	(94,132)

22.3Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income for the year ended December 31,2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	—	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	—	(4,973,953)
Gross profit	450,073	472,239	4,516,087	52,953	243,599	1,674	—	5,736,625
Other incomes by function	—	—	—	—	—	—	9,854	9,854
Administrative expenses	—	—	—	—	—	—	(142,644)	(142,644)
Other expenses by function	—	—	—	—	—	—	(75,971)	(75,971)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	3,369	3,369
Other losses	—	—	—	—	—	—	117	117
Financial income	—	—	—	—	—	—	47,038	47,038
Financial costs	—	—	—	—	—	—	(86,651)	(86,651)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	20,159	20,159
Exchange differences	—	—	—	—	—	—	(25,400)	(25,400)
Profit (loss) before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Profit (loss) net	450,073	472,239	4,516,087	52,953	243,599	1,674	(1,822,341)	3,914,284

Items in the statement of comprehensive income for the year ended December 31,2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	—	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	—	(1,772,208)
Gross profit	261,885	197,590	441,327	22,944	163,467	2,894	—	1,090,107
Other incomes by function	—	—	—	—	—	—	19,552	19,552
Administrative expenses	—	—	—	—	—	—	(118,893)	(118,893)
Other expenses by function	—	—	—	—	—	—	(60,605)	(60,605)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	(235)	(235)
Other losses	—	—	—	—	—	—	(2,638)	(2,638)
Financial income	—	—	—	—	—	—	4,668	4,668
Financial costs	—	—	—	—	—	—	(84,626)	(84,626)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	11,132	11,132
Exchange differences	—	—	—	—	—	—	(17,241)	(17,241)
Profit (loss) before taxes	261,885	197,590	441,327	22,944	163,467	2,894	(248,886)	841,221
Income tax expense	—	—	—	—	—	—	(249,016)	(249,016)
Profit (loss) net	261,885	197,590	441,327	22,944	163,467	2,894	(497,902)	592,205

Items in the statement of comprehensive income for the year ended December 31,2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	—	1,817,191
Cost of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	—	(1,334,321)
Gross profit	163,887	166,158	86,325	41,516	22,275	2,709	—	482,870
Other incomes by function	—	—	—	—	—	—	26,893	26,893
Administrative expenses	—	—	—	—	—	—	(107,017)	(107,017)
Other expenses by function	—	—	—	—	—	—	(99,612)	(99,612)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	4,684	4,684
Other losses	—	—	—	—	—	—	(5,313)	(5,313)
Financial income	—	—	—	—	—	—	13,715	13,715
Financial costs	—	—	—	—	—	—	(82,199)	(82,199)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	8,940	8,940
Exchange differences	—	—	—	—	—	—	(4,423)	(4,423)
Profit (loss) before taxes	163,887	166,158	86,325	41,516	22,275	2,709	(244,332)	238,538
Income tax expense	—	—	—	—	—	—	(70,179)	(70,179)
Profit (loss) from continuing operations	163,887	166,158	86,325	41,516	22,275	2,709	(314,511)	168,359

22.4Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

22.5Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

22.6Segments by geographical areas

		Latin America and the
Segements by geographical areas	Chile	Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2022	223,148	339,940	932,558	914,187	8,300,745	10,710,578
Non-current assets at December 31, 2022
Investment accounted for under the equity method	—	20,792	15,939	17,655	—	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	—	86	158	723	—	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

		Latin America and the
Segements by geographical areas	Chile	Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2021	219,648	326,287	482,765	558,002	1,275,613	2,862,315
Non-current assets at December 31, 2021
Investment accounted for under the equity method	—	8,683	15,242	15,899	—	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	—	—	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	10,020	47,195	28,713	281,046	2,352,398

		Latin America and the
Segements by geographical areas	Chile	Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2020	153,745	159,990	380,126	427,572	695,758	1,817,191
Non-current assets at December 31, 2020
Investment accounted for under the equity method	—	—	41,273	14,468	30,252	85,993
Intangible assets other than goodwill	95,934	565	825	2,274	78,809	178,407
Goodwill	23,065	—	18,901	—	—	41,966
Property, plant and equipment, net	1,667,824	642	12,592	3,494	52,767	1,737,319
Right-of-use assets	23,461	2,298	2,428	1,776	61	30,024
Other non-current assets	19,377	17	7	2,641	—	22,042
Non-current assets	1,829,661	3,522	76,026	24,653	161,889	2,095,751

Note 23    Effect of fluctuations in foreign currency exchange rates

(a)Reserves for foreign currency exchange differences:

As of December 31, 2022, and 2021, are detailed as follows:

	As of	As of	As of
	December 31,	December 31,	December 31,
Details	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)	(9)
Proinsa Ltda.	(10)	(10)	(10)
Comercial Agrorama Ltda.	175	155	(19)
Isapre Norte Grande Ltda.	(130)	(121)	(14)
Almacenes y Depósitos Ltda.	568	305	211
Sacal S.A.	(3)	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(38)	(36)	(13)
Agrorama S.A.	666	628	92
SQM Vitas Fzco	(3,614)	(4,165)	(3,736)
Ajay Europe	(1,911)	(1,413)	(693)
SQM Oceanía Pty Ltd.	(579)	(579)	(579)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	—	372	372
SQM Holland B.V.	99	99	99
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe	(1,983)	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,642)	(1,732)	(4,052)
Pavoni & C. Spa	(363)	(153)	164
Kore Potash PLC (a)	—	—	(2,128)
SQM Colombia S.A.S.	(80)	(80)	(80)
Total	(8,042)	(7,913)	(11,569)

(c)Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(d)Reasons to use one presentation currency and a different functional currency

-A relevant portion of the revenues of these subsidiaries are associated with the local currency.
-The cost structure of these companies is affected by the local currency.

Note 24    Disclosures on the effects of fluctuations in foreign currency exchange rates

a)Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

		As of	As of
		December 31,	December 31,
Class of Asset	Currency	2022	2021
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,637,507	1,377,983
Cash and cash equivalents	CLP	806,106	4,416
Cash and cash equivalents	CNY	92,394	30,102
Cash and cash equivalents	EUR	14,963	14,374
Cash and cash equivalents	GBP	1	1
Cash and cash equivalents	AUD	89,602	72,107
Cash and cash equivalents	INR	—	—
Cash and cash equivalents	MXN	1,406	1,827
Cash and cash equivalents	PEN	—	6
Cash and cash equivalents	AED	2	1
Cash and cash equivalents	JPY	686	1,182
Cash and cash equivalents	ZAR	11,647	13,048
Cash and cash equivalents	KRW	918	—
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		2,655,236	1,515,051
Other current financial assets	USD	722,165	668,360
Other current financial assets	BRL	39	48
Other current financial assets	CLP	239,151	250,641
Subtotal other current financial assets		961,355	919,049
Other current non-financial assets	USD	35,237	18,486
Other current non-financial assets	AUD	9,516	11,066
Other current non-financial assets	CLF	259	150
Other current non-financial assets	CLP	85,608	27,536
Other current non-financial assets	CNY	56,404	5,213
Other current non-financial assets	EUR	1,046	1,050
Other current non-financial assets	COP	217	153
Other current non-financial assets	MXN	4,685	6,092
Other current non-financial assets	THB	2	8
Other current non-financial assets	JPY	158	73
Other current non-financial assets	ZAR	3,203	42
Other current non-financial assets	SEK	—	1
Subtotal other non-financial current assets		196,335	69,870
Trade and other receivables	USD	788,596	400,753
Trade and other receivables	PEN	—	—
Trade and other receivables	BRL	22	21
Trade and other receivables	CLF	550	459
Trade and other receivables	CLP	58,412	43,496
Trade and other receivables	CNY	161,492	108,822
Trade and other receivables	EUR	36,318	35,514
Trade and other receivables	GBP	76	46
Trade and other receivables	MXN	889	237
Trade and other receivables	AED	3,116	1,888
Trade and other receivables	JPY	129	36,000
Trade and other receivables	AUD	1,708	1,214
Trade and other receivables	ZAR	33,361	23,568
Trade and other receivables	COP	2,751	2,055
Subtotal trade and other receivables		1,087,420	654,073
Receivables from related parties	USD	79,331	83,088
Receivables from related parties	EUR	1,250	1,150
Receivables from related parties	AUD	1,041	1,914
Subtotal receivables from related parties		81,622	86,152

		As of	As of
		December 31,	December 31,
Class of assets	Currency	2022	2021
		ThUS$	ThUS$
Current inventories	USD	1,784,281	1,183,776
Subtotal Current Inventories		1,784,281	1,183,776
Current tax assets	USD	127,068	154,709
Current tax assets	BRL	1	1
Current tax assets	CLP	2,125	1,727
Current tax assets	EUR	14,042	171
Current tax assets	MXN	59	31
Current tax assets	PEN	—	3
Current tax assets	JPY	77,397	3
Current tax assets	ZAR	28	13
Current tax assets	COP	1,481	887
Current tax assets	KRW	2,713	—
Subtotal current tax assets		224,914	157,545
Non-current assets or groups of assets classified as held for sale	USD	346	582
Subtotal Non-current assets or groups of assets classified as held for sale		346	582
Total current assets		6,991,509	4,586,098
Other non-current financial assets	USD	32,126	9,268
Subtotal Other non-current financial assets		32,126	9,268
Other non-current non-financial assets	USD	52,396	33,487
Subtotal Other non-current non-financial assets		52,396	33,487
Other receivables, non-current	USD	713	5,239
Other receivables, non-current	CLF	77	86
Other receivables, non-current	MXN	88	26
Other receivables, non-current	CLP	1,213	821
Subtotal Other receivables, non-current		2,091	6,172
Investments classified using the equity method of accounting	USD	22,959	20,526
Investments classified using the equity method of accounting	AED	19,597	7,879
Investments classified using the equity method of accounting	EUR	11,830	11,419
Subtotal Investments classified using the equity method of accounting		54,386	39,824
Intangible assets other than goodwill	USD	166,336	179,658
Subtotal intangible assets other than goodwill		166,336	179,658
Purchases goodwill, gross	USD	967	34,596
Subtotal Purchases goodwill, gross		967	34,596
Property, plant and equipment	USD	2,726,838	2,012,225
Subtotal property, plant and equipment		2,726,838	2,012,225
Right-of-use assets	USD	60,867	52,608
Subtotal Right-of-use assets		60,867	52,608
Non-current tax assets	USD	127,114	90,364
Subtotal non-current tax assets		127,114	90,364
Deferred tax assets	USD	604,471	135,904
Subtotal Deferred tax assets		604,471	135,904
Total non-current assets		3,827,592	2,594,106
Total assets		10,819,101	7,180,204

		As of December 31, 2022			As of December 31, 2021
			More than 90			More than 90
Class of liability	Currency	Up to 90 days	days to 1 year	Total	Up to 90 days	days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	120,652	381,922	502,574	28,519	4,234	32,753
Other current financial liabilities	CLF	20,094	331	20,425	18,259	293	18,552
Subtotal other current financial liabilities		140,746	382,253	522,999	46,778	4,527	51,305
Lease liabilities, current	USD	—	6,549	6,549	—	4,625	4,625
Lease liabilities, current	CLF	—	2,331	2,331	—	2,263	2,263
Lease liabilities, current	MXN	—	436	436	—	434	434
Lease liabilities, current	EUR	—	387	387	—	382	382
Lease liabilities, current	AUD	—	2,446	2,446	—	—	—
Subtotal Lease liabilities, current		—	12,149	12,149	—	7,704	7,704
Trade and other payables	USD	121,260	110	121,370	98,918	76	98,994
Trade and other payables	CLF	2,618	—	2,618	1,330	—	1,330
Trade and other payables	BRL	10	—	10	5	—	5
Trade and other payables	THB	4	—	4	2	—	2
Trade and other payables	CLP	162,470	—	162,470	115,504	—	115,504
Trade and other payables	CNY	4,757	—	4,757	3,198	—	3,198
Trade and other payables	EUR	56,118	564	56,682	41,242	984	42,226
Trade and other payables	GBP	18	—	18	18	—	18
Trade and other payables	INR	—	—	—	1	—	1
Trade and other payables	MXN	802	—	802	881	—	881
Trade and other payables	PEN	—	—	—	1	—	1
Trade and other payables	AUD	24,394	—	24,394	15,876	—	15,876
Trade and other payables	ZAR	1,256	—	1,256	1,288	—	1,288
Trade and other payables	AED	72	—	72	—	—	—
Trade and other payables	JPY	—	—	—	99	—	99
Trade and other payables	CHF	32	—	32	—	—	—
Trade and other payables	COP	115	—	115	227	—	227
Trade and other payables	KRW	189	—	189	—	—	—
Subtotal trade and other payables		374,115	674	374,789	278,590	1,060	279,650
Other current provisions	USD	1,300,878	2,051	1,302,929	54,134	263,332	317,466
Other current provisions	CLP	—	217	217	200	—	200
Subtotal other current provisions		1,300,878	2,268	1,303,146	54,334	263,332	317,666

		As of December 31, 2022			As of December 31, 2021
Class of liability	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current tax liabilities	USD	—	348,658	348,658	—	149,997	149,997
Current tax liabilities	CLP	—	999	999	—	12	12
Current tax liabilities	EUR	—	1,386	1,386	—	5,547	5,547
Current tax liabilities	MXN	—	5,568	5,568	—	1,841	1,841
Current tax liabilities	CNY	—	—	—	—	9,538	9,538
Subtotal current tax liabilities		—	356,611	356,611	—	166,935	166,935
Provisions for employee benefits, current	USD	25,867	8,631	34,498	14,341	11,776	26,117
Provisions for employee benefits, current	AUD	390	—	390	—	272	272
Provisions for employee benefits, current	EUR	385	—	385	214	—	214
Provisions for employee benefits, current	MXN	103	—	103	172	—	172
Subtotal Provisions for employee benefits, current		26,745	8,631	35,376	14,727	12,048	26,775
Other current non-financial liabilities	USD	393,401	98	393,499	99,643	8,593	108,236
Other current non-financial liabilities	BRL	1	—	1	1	—	1
Other current non-financial liabilities	CLP	8,281	39,456	47,737	6,342	2,941	9,283
Other current non-financial liabilities	CNY	92	—	92	20,736	—	20,736
Other current non-financial liabilities	EUR	1,564	250	1,814	1,281	423	1,704
Other current non-financial liabilities	MXN	725	14	739	562	—	562
Other current non-financial liabilities	JPY	47	—	47	32	—	32
Other current non-financial liabilities	PEN	—	—	—	70	—	70
Other current non-financial liabilities	COP	250	—	250	—	157	157
Other current non-financial liabilities	ARS	26	—	26	47	—	47
Other current non-financial liabilities	ZAR	—	1	1	846	—	846
Other current non-financial liabilities	KRW	2,271	—	2,271	—	—	—
Subtotal other current non-financial liabilities		406,658	39,819	446,477	129,560	12,114	141,674
Total current liabilities		2,249,142	802,405	3,051,547	523,989	467,720	991,709

		As of December 31, 2022
		Over 1 year to 2	Over 2 years to 3	Over 3 years to 4	Over 4 years to 5
Class of liability	Currency	years	years	years	years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	—	197,521	249,531	—	1,544,654	1,991,706
Other non-current financial liabilities	CLF	—	—	—	—	402,512	402,512
Subtotal Other non-current financial liabilities		—	197,521	249,531	—	1,947,166	2,394,218
Non-current lease liabilities	USD	—	13,566	—	22,500	—	36,066
Non-current lease liabilities	CLP	—	—	—	23	—	23
Non-current lease liabilities	CLF	—	—	—	10,982	—	10,982
Non-current lease liabilities	MXN	—	—	—	1,094	—	1,094
Non-current lease liabilities	EUR	—	—	—	1,420	—	1,420
Subtotal non-current lease liabilities		—	13,566	—	36,019	—	49,585
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	3,648	—	26,200	28,205	58,053
Subtotal Other non-current provisions		—	3,648	—	26,200	28,205	58,053
Deferred tax liabilities	USD	—	289,825	—	—	—	289,825
Subtotal Deferred tax liabilities		—	289,825	—	—	—	289,825
Provisions for employee benefits, non-current	USD	34,326	—	—	—	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	—	—	—	—	540
Subtotal Provisions for employee benefits, non-current		34,866	—	—	—	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100

	As of December 31, 2021
		Over 1 year to 2	Over 2 years to 3	Over 3 years to 4	Over 4 years to 5
Class of liability	Currency	years	years	years	years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	369,446	72,900	249,097	—	1,523,473	2,214,916
Other non-current financial liabilities	CLF	—	—	—	—	372,816	372,816
Subtotal Other non-current financial liabilities		369,446	72,900	249,097	—	1,896,289	2,587,732
Non-current lease liabilities	USD	—	6,695	—	23,174	—	29,869
Non-current lease liabilities	CLF	—	—	—	13,313	—	13,313
Non-current lease liabilities	MXN	—	—	—	1,530	—	1,530
Non-current lease liabilities	JPY	—	—	—	1,807	—	1,807
Subtotal non-current lease liabilities		—	6,695	—	39,824	—	46,519
Non-current Trade and other payables	USD	—	3,813	—	—	—	3,813
Subtotal Non-current Trade and other payables		—	3,813	—	—	—	3,813
Other non-current provisions	USD	—	4,257	—	31,017	25,764	61,038
Subtotal Other non-current provisions		—	4,257	—	31,017	25,764	61,038
Deferred tax liabilities	USD	—	136,823	—	—	109,497	246,320
Subtotal Deferred tax liabilities		—	136,823	—	—	109,497	246,320
Provisions for employee benefits, non-current	USD	26,710	—	—	—	—	26,710
Provisions for employee benefits, non-current	CLP	389	—	—	—	—	389
Subtotal Provisions for employee benefits, non-current		27,099	—	—	—	—	27,099
Total non-current liabilities		396,545	224,488	249,097	70,841	2,031,550	2,972,521
Total liabilities							3,964,230

Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
Foreign currency exchange rate changes	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Foreign currency loss	(25,400)	(17,241)	(4,423)
Foreign currency translation reserve	(255)	4,240	14,000
Total	(25,655)	(13,001)	9,577

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Note 25    Income tax and deferred taxes

Tax receivables as of December 31, 2022 and 2021, are as follows:

25.1Current and non-current tax assets

(a)Current

	As of	As of
	December 31,	December 31,
Current tax assets	2022	2021
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	894	435
Monthly provisional income tax payments, foreign companies	96,906	62
Corporate tax credits (1)	653	674
1st category tax absorbed by tax losses (2)	169	26,848
Taxes in recovery process	126,292	129,523
Total	224,914	157,542

(b)	Non-current

	As of	As of
	December 31,	December 31,
Non-current tax assets	2022	2021
	ThUS$	ThUS$
Total tax paid at SQM Salar (see note 19.3)	127,114	90,364
Total	127,114	90,364

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.
(2)	This concept corresponds to the tax loss absorptions determined by the company at the end of the year, which must be attributed to the dividends received during the year.

25.2    Current tax liabilities

	As of	As of
	December 31,	December 31,
Current tax liabilities	2022	2021
	ThUS$	ThUS$
1st Category income tax	337,245	139,842
Foreign company income tax	19,366	27,055
Article 21 single tax	—	38
Total	356,611	166,935

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 9.60% for mining royalties that involve operations in the Salar de Atacama and 9.09% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2022	2021
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3.51%	21% + 3.51%
South Africa	28%	28%
Korea	25%	25%
China	25%+12% (1)	25%+12% (1)%

(1)	Additional tax of 12% on VAT payable.

25.3	Income tax and deferred taxes
(a)	Deferred tax assets and liabilities as of December 31, 2022

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	—
Property, plant and equipment and capitalized interest (1)	—	(244,560)
Restoration and rehabilitation provision	4,685	—
Manufacturing expenses	—	(139,383)
Employee benefits and unemployment insurance	—	(8,995)
Vacation accrual	7,650	—
Inventory provision	27,512	—
Materials provision	11,915	—
Others employee benefits	1,177	—
Research and development expenses	—	(12,294)
Bad debt provision	715	—
Provision for legal complaints and expenses	6,827	—
Loan acquisition expenses	—	(8,793)
Financial instruments recorded at market value	5,226	—
Specific tax on mining activity	—	(5,799)
Tax loss benefit	10,059	—
Other	2,913	—
Foreign items (other)	96	—
Balances to date	734,470	(419,824)
Net balance		314,646

(1)	This includes right-of-use assets.
(b)	Deferred tax assets and liabilities as of December 31, 2021

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2021	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	144,181	—
Property, plant and equipment and capitalized interest (1)	—	(189,073)
Restoration and rehabilitation provision	6,567	—
Manufacturing expenses	—	(108,181)
Employee benefits and unemployment insurance	—	(7,485)
Vacation accrual	6,039	—
Inventory provision	20,557	—
Materials provision	10,554	—
Others employee benefits	929	—
Research and development expenses	—	(5,387)
Bad debt provision	2,708	—
Provision for legal complaints and expenses	334	—
Loan acquisition expenses	—	(8,967)
Financial instruments recorded at market value	5,242	—
Specific tax on mining activity	—	(4,545)
Tax loss benefit	7,113	—
Other	8,862	—
Foreign items (other)	136	—
Balances to date	213,222	(323,638)
Net balance		(110,416)

(1)	This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2022 and 2021, are as follows:

	As of	As of
	December 31,	December 31,
Movements of deferred tax assets and liabilities	2022	2021
	ThUS$	ThUS$
Deferred tax assets	604,471	135,904
Deferred tax liabilities	(289,825)	(246,320)
Total	314,646	(110,416)

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2022

		Deferred tax	Deferred taxes
		(expense)	related to items	Total increases
	Deferred tax	benefit	credited	(decreases) in	Deferred tax
	liability (asset)	recognized in	(charged)	deferred tax	liability (asset)
	at beginning of	profit (loss) for	directly to	liabilities	at end of
Reconciliation of changes in deferred tax liabilities (assets)	period	the year	equity	(assets)	period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(144,181)	(511,514)	—	(511,514)	(655,695)
Property, plant and equipment and capitalized interest	189,073	55,487	—	55,487	244,560
Restoration and rehabilitation provision	(6,567)	1,882	—	1,882	(4,685)
Manufacturing expenses	108,181	31,202	—	31,202	139,383
Employee benefits and unemployment insurance	7,486	2,779	(1,270)	1,509	8,995
Vacation accrual	(6,039)	(1,611)	—	(1,611)	(7,650)
Inventory provision	(20,557)	(6,955)	—	(6,955)	(27,512)
Materials provision	(10,554)	(1,361)	—	(1,361)	(11,915)
Derivative financial instruments	—	(7,172)	7,172	—	—
Others employee benefits	(929)	(248)	—	(248)	(1,177)
Research and development expenses	5,387	6,907	—	6,907	12,294
Bad debt provision	(2,708)	1,993	—	1,993	(715)
Provision for legal complaints and expenses	(334)	(6,493)	—	(6,493)	(6,827)
Loan approval expenses	8,967	(174)	—	(174)	8,793
Financial instruments recorded at market value	(5,243)	—	17	17	(5,226)
Specific tax on mining activity	4,545	1,257	(3)	1,254	5,799
Tax loss benefit	(7,113)	(1,502)	—	(1,502)	(8,615)
Others	(8,862)	(7,187)	—	(7,187)	(16,049)
Foreign items (other)	(136)	11,732	—	11,732	11,596
Total temporary differences, unused losses and unused tax credits	110,416	(430,978)	5,916	(425,062)	(314,646)

(d)Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2021

		Deferred tax	Deferred taxes
		(expense)	related to items	Total increases
	Deferred tax	benefit	credited	(decreases) in
	liability (asset)	recognized in	(charged)	deferred tax	Deferred tax
	at beginning of	profit (loss) for	directly to	liabilities	liability (asset)
Reconciliation of changes in deferred tax liabilities (assets)	period	the year	equity	(assets)	at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	(53,596)	—	(53,596)	(144,181)
Property, plant and equipment and capitalized interest	187,168	1,905	—	1,905	189,073
Restoration and rehabilitation provision	(6,597)	30	—	30	(6,567)
Manufacturing expenses	107,215	966	—	966	108,181
Employee benefits and unemployment insurance	6,669	687	130	817	7,486
Vacation accrual	(6,138)	99	—	99	(6,039)
Inventory provision	(22,200)	1,643	—	1,643	(20,557)
Materials provision	(8,812)	(1,742)	—	(1,742)	(10,554)
Derivative financial instruments	—	14,246	(14,246)	—	—
Others employee benefits	—	(929)	—	(929)	(929)
Research and development expenses	3,581	1,806	—	1,806	5,387
Bad debt provision	(5,072)	2,364	—	2,364	(2,708)
Provision for legal complaints and expenses	(19,637)	19,303	—	19,303	(334)
Loan approval expenses	5,212	3,755	—	3,755	8,967
Financial instruments recorded at market value	3,929	(5,354)	(3,818)	(9,172)	(5,243)
Specific tax on mining activity	3,012	1,521	12	1,533	4,545
Tax loss benefit	(844)	(6,269)	—	(6,269)	(7,113)
Others	(1,454)	(7,408)	—	(7,408)	(8,862)
Foreign items (other)	654	(790)	—	(790)	(136)
Total temporary differences, unused losses and unused tax credits	156,101	(27,763)	(17,922)	(45,685)	110,416

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2022, and 2021, tax loss carryforwards are detailed as follows:

	As of	As of
	December 31,	December 31,
Deferred taxes related to benefits for tax losses	2022	2021
	ThUS$	ThUS$
Chile	10,059	7,113
Foreign	—	1,444
Total	10,059	8,557

The tax losses as of December 31, 2022, which are the basis for these deferred taxes correspond mainly to Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA y SCM Búfalo.

(f)Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2022 and 2021 are detailed as follows:

	Assets (liabilities)
	As of	As of
	December 31,	December 31,
Movements in deferred tax assets and liabilities	2022	2021
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(110,416)	(156,101)
Increase (decrease) in deferred taxes in profit or loss	430,978	27,763
Increase (decrease) deferred taxes in equity	(5,916)	17,922
Total	314,646	(110,416)

(g)Disclosures on income tax (expenses) benefits

Current and deferred tax (expenses) benefits are detailed as follows:

	(Expense) Income
	As of	As of	As of
	December 31,	December 31,	December 31,
Disclosures on income tax (expense) benefit	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense	(2,002,564)	(279,105)	(97,374)
Adjustments to prior year current income tax (expense) benefit	(626)	2,326	(1,901)
Current income tax expense, net, total	(2,003,190)	(276,779)	(99,275)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	427,680	28,445	26,219
Tax adjustments related to the creation and reversal of temporary differences from the previous year	3,298	(682)	2,877
Total deferred tax benefits, net	430,978	27,763	29,096
Income tax expense	(1,572,212)	(249,016)	(70,179)

Income tax (expenses) benefit for foreign and domestic parties are detailed as follows:

	(Expense) Income
	As of	As of	As of
	December 31,	December 31,	December 31,
Income tax (expense) benefit	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax expenses, foreign parties, net	(213,060)	(46,748)	(9,782)
Current income tax expenses, domestic, net	(1,790,130)	(230,031)	(89,493)
Current income tax expense, net, total	(2,003,190)	(276,779)	(99,275)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(21,338)	(6,679)	10,284
Current income tax benefits, domestic, net	452,316	34,442	18,812
Deferred tax expense, net, total	430,978	27,763	29,096
Income tax expense	(1,572,212)	(249,016)	(70,179)

(h)Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2022
	Amount before taxes	(Expense) income for
Income tax related to other income and expense components with a charge or credit to net equity	(expense) gain	income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(6,350)	1,273	(5,077)
Cash flow hedges	26,622	(7,172)	19,450
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	190	(17)	173
Total	20,462	(5,916)	14,546

	As of December 31, 2021
	Amount before taxes	(Expense) income for
Income tax related to other income and expense components with a charge or credit to net equity	(expense) gain	income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	4,679	(142)	4,537
Cash flow hedges	(52,762)	14,246	(38,516)
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	(12,072)	3,818	(8,254)
Total	(60,155)	17,922	(42,233)

	As of December 31, 2020
	Amount before taxes	(Expense) income for
Income tax related to other income and expense components with a charge or credit to net equity	(expense) gain	income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	974	(145)	829
Cash flow hedges	(3,706)	1,001	(2,705)
Reserve for income (losses) from financial assets measured at fair value through other comprehensive income	9,784	(2,642)	7,142
Total	7,052	(1,786)	5,266
(i)	Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
	As of	As of	As of
	December 31,	December 31,	December 31,
Income Tax Expense (Benefit)	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	5,486,496	841,221	238,538
Statutory income tax rate in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(1,481,354)	(227,130)	(64,405)
Net effect of royalty tax payments	(57,500)	(13,350)	(4,659)
Tax effect of income from regular activities exempt from taxation and dividends from abroad	3,490	(260)	1,786
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(11,058)	(2,226)	(2,987)
Tax effect of tax rates supported abroad	(25,053)	(5,622)	(2,077)
Effects of changes resulting from classifying a permanent item as a temporary one	—	—	4,826
Other tax effects of reconciliation of accounting income to tax expense	(737)	(428)	(2,663)
Tax expense using the effective tax rate	(1,572,212)	(249,016)	(70,179)

(j)Tax periods potentially subject to verification:

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

(i)Chile

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

(ii)United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

A subsidiary of the Company, SQM Iberian S.A., is being reviewed by the Spanish Tax Authority. This audit could involve adjustments to tax returns filed in Spain.

(v)Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)South Africa:

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

(vii) China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii) Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Note 26Events occurred after the reporting date

2626.1Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended December 31, 2022, were approved and authorized for issuance by the Company´s Board of Directors on April 25, 2023.

26.2Disclosures on events occurring after the reporting date

Management is not aware of any other significant events that occurred between December 31, 2022, and the date of issuance of these consolidated financial statements that may significantly affect them.