Form 20-F/A
period 2022-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2023-07-28
CIK 909037

sportationfbanco

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

EXPLANATORY NOTE

Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Original Form 20-F”), to amend the following items of the Original Form 20-F:

(1)	Item 4.B. Information on the Company – Business Overview, to clarify that the one supplier that constitutated approximately 80% of the cost of sales of the Lithium and Derivatives business segment is the Chilean Production Development Corporation (Corporación de Fomento de la Producción), known as Corfo;
(2)	Item 8.A.6. Financial Information – Export Sales, to include in the table of consolidated sales 2022 data on foreign sales that was inadvertently omitted from the Original Form 20-F;
(3)	Item 18. Financial Statements, to revise the Company’s previously issued consolidated financial statements to correct an inadvertent error on page F-7 in the presentation of the basic and diluted earnings per share for 2021 and 2020, to add Note 2.2.1 (b) to include a discussion of the revision to the 2021 and 2020 basic and diluted earnings per share amounts, and to update the disclosure in Note 3.26 to include a summary table of the basic and diluted earnings per share calculation, which includes the weighted average number of shares outstanding, which was not previously disclosed, and consolidates other information provided in other parts of the Form 20-F; and
(4)	Item 19. Exhibits, to update the exhibit index to reflect the updated certifications of the Chief Executive Officer and Chief Financial Officer of the Company and that certain exhibits were previously filed with the Original Form 20-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also includes, as Exhibits 12.1, 12.2, 13.1 and 13.2, the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended.

This Amendment No. 1 sets forth Items 4, 8, 18 and 19 of Form 20-F in their entirety and reflects the revisions and changes described above. Except for the amendments described above, the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer and the consent of the independent registered public accounting firm, this Amendment No. 1 does not modify or update other disclosures in or exhibits to the Original Form 20-F, which as amended by this Amendment No. 1, speaks as of April 26, 2023 and is not intended to reflect events that may have occurred subsequent to the initial filing date of the Original Form 20-F on April 26, 2023. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F.

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

PART I

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

The following table shows the percentage breakdown of our revenues for 2022, 2021 and 2020 according to our product lines:

	2022	2021	2020
Specialty Plant Nutrition	11%	32%	39%
Iodine and Derivatives	7%	15%	18%
Lithium and Derivatives	76%	33%	21%
Potassium	4%	15%	12%
Industrial Chemicals	2%	5%	9%
Other	0%	1%	1%
Total	100%	100%	100%

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

Lithium: Marketing and Customers

In 2022, we sold our lithium products in approximately 41 countries to approximately 198 customers, and most of our sales were to customers outside of Chile. During 2022, 93% of our sales of lithium were in Asia. One customer accounted for approximately 19% of our lithium revenue in 2022. Our ten largest customers accounted in the aggregate for approximately 60% of revenues. One supplier, Corfo, accounted for approximately 80% of the cost of sales of this business line, principally related to the lease payments payable to Corfo under the Corfo Agreements for lithium products produced from the Salar de Atacama. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

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

The following is the composition of the consolidated sales for the periods ending on December 31, 2022, 2021 and 2020:

Th. US$	2022	2021	2020
Foreign sales	10,487,430	2,642,672	1,663,446
Total sales	10,710,578	2,862,320	1,817,919
Foreign sales %	97.9%	92.3%	91.5%

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

PART III

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

2.1

Description of the Company’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, is incorporated herein by reference.

8.1	Significant subsidiaries of the Company, filed as Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.
10.1

Composite Consolidated and Updated Text of the OMA Mining Lease Agreement dated January 17, 2018, as amended through January 8, 2020, among Corfo, SQM Salar S.A., the Company and SQM Potasio S.A. (the “Corfo Lease Agreement”), filed as Exhibit 10.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

10.2

Composite Consolidated and Updated Text of the Salar de Atacama Project Agreement dated January 17, 2018, as amended through December 1, 2020, among Corfo, SQM Potasio S.A., the Company and SQM Salar S.A. (the “Corfo Project Agreement”), filed as Exhibit 10.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

10.3

Composite Annexes and Exhibits to the Corfo Lease Agreement and the Corfo Project Agreement, filed as Exhibit 10.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

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

23.11

Consent of David Billington, Covalent Lithium, regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.11 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

23.12

Consent of Kerry Griffin, Global Commodity Solutions, regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

23.13

Consent of Andrés Fock, SQM, regarding the Mt. Holland Lithium Project Technical Report Summary, filed as Exhibit 23.13 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference.

96.1

Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.1 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.2

Technical Report Summary regarding the Nueva Victoria property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.3

Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.4

Technical Report Summary regarding the Mt. Holland Lithium Project, prepared by SQM, dated April 25, 2022, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

99.1	Corporate Governance Agreement, filed as Exhibit 99.4 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, is incorporated herein by reference.
99.2	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.
101.INS	Inline XBRL Instance Document - The Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive Data File – The Cover Page

The Company will furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of its long-term debt not filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(CHEMICAL AND MINING COMPANY OF CHILE INC.)

/s/ Gerardo Illanes

Gerardo Illanes G.

Chief Financial Officer

Date: July 27, 2023

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

/s/ PricewaterhouseCoopers Consultores Auditores y Compañía Limitada

Santiago, Chile

April 25, 2023, except for the effects of the revision discussed in Note 2.2.1 (b) to the consolidated financial statements, as to which the date is July 27, 2023.

We have served as the Company’s auditor since 2011

Consolidated Statements of Financial Position

		As of	As of
		December 31,	December 31,
ASSETS	Note N°	2022	2021
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	2,655,236	1,515,051
Other current financial assets	12.1	961,355	919,049
Other current non-financial assets	16	196,335	69,870
Trade and other receivables, current	12.2	1,087,420	654,073
Trade receivables due from related parties, current	11.5	81,622	86,152
Current inventories	10	1,784,281	1,183,776
Current tax assets	25.1	224,914	157,542
Total current assets other than those classified as held for sale or disposal		6,991,163	4,585,513
Non-current assets or groups of assets classified as held for sale		346	582
Total non-current assets held for sale		346	582
Total current assets		6,991,509	4,586,095

Non-current assets
Other non-current financial assets	12.1	32,126	9,268
Other non-current non-financial assets	16	52,396	33,487
Non-current trade receivables	12.2	2,091	6,172
Investments classified using the equity method of accounting	7.1-8.1	54,386	39,824
Intangible assets other than goodwill	14.1	166,336	179,658
Goodwill	14.1	967	34,596
Property, plant and equipment, net	15.1	2,726,838	2,012,225
Right-of-use assets	13.1	60,867	52,608
Non-current tax assets	25.1	127,114	90,364
Deferred tax assets	25.3	604,471	135,904
Total non-current assets		3,827,592	2,594,106
Total assets		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

		As of	As of
		December 31,	December 31,
Liabilities and Equity	Note N°	2022	2021
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	522,999	51,305
Lease liabilities, current	13.2	12,149	7,704
Trade and other payables, current	12.5	374,789	279,650
Other current provisions	18.1	1,303,146	317,666
Current tax liabilities	25.2	356,611	166,935
Provisions for employee benefits, current	17.1	35,376	26,775
Other current non-financial liabilities	18.3	446,477	141,674
Total current liabilities		3,051,547	991,709
Non-current liabilities
Other non-current financial liabilities	12.4	2,394,218	2,587,732
Non-current lease liabilities	13.2	49,585	46,519
Non-current trade and other payables	12.5	—	3,813
Other non-current provisions	18.1	58,053	61,038
Deferred tax liabilities	25.3	289,825	246,320
Non-current provisions for employee benefits	17.1	43,872	27,099
Total non-current liabilities		2,835,553	2,972,521
Total liabilities		5,887,100	3,964,230

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,643	1,577,643
Retained earnings		3,350,114	1,648,032
Other reserves		(31,125)	(44,155)
Equity attributable to owners of the Parent		4,896,632	3,181,520
Non-controlling interests		35,369	34,451
Total equity		4,932,001	3,215,971
Total liabilities and equity		10,819,101	7,180,201

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N°	2022	2021	2020
		ThUS$	ThUS$	ThUS$
Revenue	21.1	10,710,578	2,862,315	1,817,191
Cost of sales	21.2	(4,973,953)	(1,772,208)	(1,334,321)
Gross profit		5,736,625	1,090,107	482,870
Other income	21.3	9,854	19,552	26,893
Administrative expenses	21.4	(142,644)	(118,893)	(107,017)
Other expenses	21.5	(75,971)	(60,605)	(99,612)
(Impairment) reversal of value of financial assets impairment losses	21.7	3,369	(235)	4,684
Other gains (losses)	21.6	117	(2,638)	(5,313)
Profit from operating activities		5,531,350	927,288	302,505
Finance income	21.10	47,038	4,668	13,715
Finance costs	15-21.9	(86,651)	(84,626)	(82,199)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	20,159	11,132	8,940
Foreign currency translation differences	24	(25,400)	(17,241)	(4,423)
Profit before taxes		5,486,496	841,221	238,538
Income tax expense	25.3	(1,572,212)	(249,016)	(70,179)
Net profit		3,914,284	592,205	168,359
Profit attributable to:
Profit attributable to Owners of the Parent		3,906,311	585,454	164,518
Profit attributable to Non-controlling interests		7,973	6,751	3,841
		3,914,284	592,205	168,359

Basic earnings per share (US$ per share)	3.26	13.6757	2.1048	0.6251

Diluted earnings per share (US$ per share)	3.26	13.6757	2.1048	0.6251

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Net profit	3,914,284	592,205	168,359
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(6,350)	4,679	974
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	190	(12,072)	9,784
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(6,160)	(7,393)	10,758
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains from joint ventures and associates	(255)	4,240	14,000
Cash flow hedges- effective portion of changes in far value	36,079	(66,051)	(461)
Cash flow hedges-reclassified to profit or loss	(9,457)	13,289	(3,245)
Total other comprehensive income that will be reclassified to profit for the year	26,367	(48,522)	10,294
Other items of other comprehensive income, before taxes	20,207	(55,915)	21,052
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax benefit (expense) relating to measurement of defined benefit pension plans through other comprehensive income	1,273	(142)	(145)
Income tax benefit (expense) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	(17)	3,818	(2,642)
Total income tax benefit (expense) relating to components of other comprehensive income that will be not reclassified to profit for the year	1,256	3,676	(2,787)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax benefit (expense) related to (losses) gains on cash flow hedges	(7,172)	14,246	1,001
Total income tax benefit (expense) relating to components of other comprehensive income that will be reclassified to profit for the year	(7,172)	14,246	1,001

Total other comprehensive income	14,291	(37,993)	19,266
Total comprehensive income	3,928,575	554,212	187,625
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	3,920,781	546,846	183,941
Comprehensive income attributable to non-controlling interest	7,794	7,366	3,684
	3,928,575	554,212	187,625

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

2.2.1 Revision of previously issued financial statements

(a)	The Company has revised its consolidated statement of financial position as of December 31, 2021 to correct the presentation of deferred tax assets and liabilities as follows(see Note 25.3).

	Original balances		Balances
	reported as of	Reclassification	reclassified as of
Items	December 31, 2021		December 31, 2021
	ThUS$	ThUS$	ThUS$
Deferred tax assets	—	135,904	135,904
Deferred tax liabilities	110,416	135,904	246,320

This revision is not considered material to the previously issued financial statements.

(b)	The Company identified an error in the presentation of the earnings per share information in the Consolidated Statements of Income for the years ended December 31, 2021 and 2020 whereby the 2020 basic and diluted earnings per share amounts were incorrectly presented in the 2021 column, the 2019 basic and diluted earnings per share amounts were incorrectly presented in the 2020 column, and the 2021 basic and diluted earnings per share amounts were inadvertently omitted. The Company assessed the materiality of the error on the previously issued consolidated financial statements and concluded that the error was not material to the previously issued financial statements. The impact of the revision of the previously issued financial statements is as follows:

	Original earnings per share	Corrected earnings per share
	reported for the year ended	reported for the year ended
Items	December 31, 2021	December 31, 2021
	US$	US$
Basic	0.6251	2.1048
Diluted	0.6251	2.1048

	Original earnings per share	Corrected earnings per share
	reported for the year ended	reported for the year ended
Items	December 31, 2020	December 31, 2020
	US$	US$
Basic	1.0567	0.6251
Diluted	1.0567	0.6251

2.3Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives measured at fair value.
(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2022:

Mandatory for annual periods
Amendments and improvements	Description	beginning on or after
Reference the Conceptual Framework, amendments to IFRS 3	Minor changes were made to the IFRS 3 “Business Combinations” to update the references to the conceptual framework for financial reporting without changing the requirements for business combinations.	01-01-2022
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

	For the year ended December 31
Earnings per Share	2022	2021	2020
Profit attributable to the owners of the parent (ThUS$)	3,906,311	585,454	164,518
Weighted average number of shares	285,638,456	278,157,812	263,196,524
Basic earnings per share (US$)	13.6757	2.1048	0.6251
Profit attributable to the owners of the parent (ThUS$)	3,906,311	585,454	164,518
Weighted average number of shares	285,638,456	278,157,812	263,196,524
Diluted earnings per share (US$)	13.6757	2.1048	0.6251

Series A common shares	142,819,552	142,819,552	142,819,552
Series B common shares	142,818,904	135,338,260	120,376,972
Total weighted average number of shares	285,638,456	278,157,812	263,196,524

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2022.

3.27Other provisions

Provisions are recognized when:

●	The Company has a present, legal or constructive obligation as the result of a past event.
●	It is more likely than not that certain resources must be used, to settle the obligation.
●	A reliable estimate can be made of the amount of the obligation.

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

F-111

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

Note 26Events occurred after the reporting date

26.1    Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended December 31, 2022, were approved and authorized for issuance by the Company´s Board of Directors on April 25, 2023, except for the impact of the revision discussed in Note 2.2.1 (b) which was approved by the Directors’ Committee of the Company on July 27, 2023.

26.2    Disclosures on events occurring after the reporting date

Management is not aware of any other significant events that occurred between December 31, 2022, and the date of issuance of these consolidated financial statements that may significantly affect them.