Form 20-F
period 2023-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2024-04-30
CIK 909037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________
FORM 20-F
______________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from _________ to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______
Commission file number 33-65728
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of Registrant as specified in its charter)
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of Registrant’s name into English)
CHILE
(Jurisdiction of incorporation)
El Trovador 4285, 6th floor, Santiago, Chile +56 2 2425 2000
(Address of principal executive offices)
Gerardo Illanes +56 2 2425-2485, gerardo.illanes@sqm.com, El Trovador 4285, 6th floor
Santiago, Chile, 7550079
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
______________________________________________________________
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
Series A Common Shares    142,819,552
Series B Common Shares    142,818,904
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
In this Annual Report on Form 20-F, for the year ended December 31, 2023 (this “Form 20-F”), except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.
All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2023, UF 1.00 was equivalent to US$41.94 and Ch$36,789.36 according to the Chilean Central Bank (Banco Central de Chile). As of March 1, 2024, UF 1.00 was equivalent to US$38.01 and Ch$36,865.37.
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
“CCHEN” The Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear).
"Codelco" The National Copper Corporation of Chile (Corporación Nacional del Cobre de Chile), a Chilean state-owned copper mining company.
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
v

“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2023 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2023.
*The definition of a Controller Group that has been provided is the one that applied to the Company. Chilean law provides for a broader definition of a “controller group”, as such term is defined in Title XV of Chilean Law No. 18,045 (Ley de Mercado de Valores or the “Securities Market Law”).
**The definitions we use for resources and reserves are as defined in subpart 1300 of SEC Regulation S-K.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Form 20-F contains statements that are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Words such as “believe,” “expect,” “predict,” “anticipate,” “intend,” “estimate,” “should,” “may,” “likely,” “could” or similar expressions may identify forward-looking information. These statements appear throughout this Form 20-F and include statements regarding the intent, belief or current expectations of the Company and its management, including but not limited to any statements concerning:
•trends affecting the prices and volumes of the products we sell and the effects on our results;
•level of reserves, quality of the ore and brines, and production levels and yields;
•our capital investment program and financing sources
•our Sustainable Development Plan;
•development of new products, anticipated cost synergies and product and service line growth;
•our business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items;
•our negotiation with Codelco and the potential partnership for the production of lithium products from the Salar de Atacama during the period from 2025 to 2060;
•the future impact of competition; and
•regulatory changes.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this Form 20-F, including, without limitation, the information under “Item 4. Information on the Company,” “Item Number 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Factors that could cause actual results to differ materially include, but are not limited to:
•volatility of demand and global prices for our products, including demand for products that incorporate our products into their components (e.g., electric vehicles which use batteries incorporating our lithium products);
•political, economic and demographic developments in certain emerging market countries, where we conduct a large portion of our business;
•the impact of the public health pandemics, such as COVID-19 or other communicable infections or diseases, including any new strain and any associated economic downturn on our future operating and financial performance;
•changes in production capacities;
•the nature and extent of future competition in our principal markets;
•our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•changes in raw material and energy prices;
•currency and interest rate fluctuations;
•risks relating to the estimation of our reserves;
•changes in quality standards or technology applications;
•adverse legal, regulatory or labor disputes or proceedings;
•changes in governmental policy or regulations;
•a potential change of control of our company; and
•additional risk factors discussed below under Item 3. “Key Information—Risk Factors."

SUMMARY OF RISK FACTORS
•Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.
•Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.
•Our sales could be impacted by global shipping constraints.
•Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.
•Our inventory levels may vary for economic or operational reasons.
•New production of iodine, potassium nitrate or lithium from current or new competitors in the markets in which we operate could adversely affect prices.
•We have a capital expenditure program that is subject to significant risks and uncertainties.
•High raw materials and energy prices could increase our production costs of sales, and energy may become unavailable at any price.
•Our reserve estimates could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.
•The growth of our lithium business depends on the growth in demand for electric vehicles using lithium-based batteries and reduced demand in the adoption of electric vehicles by consumers could materially adversely affect our business, financial condition and results of operations.
•Any reduction, elimination or discriminatory application of government subsidies, tax credits and other economic incentives for electric vehicles may reduce the competitiveness of electric vehicles and their demand, which could adversely affect our business, financial condition and operating results.
•The development of new battery technologies that use no, or significantly less, lithium, could materially and adversely impact our prospects and future revenues.
•To the extent that our competitors implement new and more efficient technologies for extraction of lithium and are able to produce lithium for a lower cost than we can, our lithium products may not be competitively priced, which could reduce demand for our lithium products and materially adversely affect our business, financial condition and results of operations.
•Chemical and physical properties of our products could adversely affect their commercialization.
•Changes in technology or other developments could result in preferences for substitute products.
•We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.
•We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.
•Lawsuits and arbitrations could adversely impact us.
•We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.
•Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.
•A significant percentage of our shares are held by two principal shareholder groups. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.
•Tianqi is a significant shareholder and a competitor of the Company, which could result in risks to free competition.
•Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.
•International trade tensions could have a negative effect on our financial performance.
•Heightened tensions in international relations with China could result in political and economic measures against Chinese-owned companies, which may adversely impact our business, financial condition, and results of operations.
•Outbreaks of communicable infections or diseases, or other public health pandemics, such as COVID-19, have impacted and may further impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.
•If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns, it may adversely affect our business.

•Climate change and a global transition to a low carbon economy can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.
•Currency fluctuations may have a negative effect on our financial performance.
•We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.
•The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.
•As we are a company based in Chile, we are exposed to political risks and civil unrest in Chile.
•Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations.
•Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.
•Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.
•The Chilean Congress is considering a draft bill that declares lithium mining to be in the national interest, which if passed in its current form, could enable the expropriation of our lithium assets.
•The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile.
•New legislation affecting mining licenses could materially adversely affect our mining licenses and mining concessions.
•Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.
•Our operations and projects are subject to risks related to our relationships and/or agreements with local communities and laws on the rights of indigenous peoples.
•Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.
•Chile is located in a seismically active region.
•The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.
•Developments in other emerging markets could materially affect the value of our ADSs and our shares.
•The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs.
•Our share or ADS price may react negatively to future acquisitions, divestitures, associations, capital increases and investments.
•ADS holders may be unable to enforce rights under U.S. securities laws.
•As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.
•If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.
•Receipt of dividends and distributions by ADS holders may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADS holders.
•Changes in Chilean tax regulations could have adverse tax consequences for U.S. investors.
•If measures to minimize bad debt exposure are ineffective or our accounts receivable increase significantly, it may result in losses that could have a material adverse effect on our business, financial condition and results of operations.
•Quality standards in markets in which we sell our products could become stricter over time.
•Our business is subject to many operating and other risks which may not be fully covered by insurance.
•Our water supply could be affected by geological changes or climate changes.
•Any loss of key personnel may materially and adversely affect our business.
•Failure to comply with Chilean and international anti-corruption, anti-bribery, anti-money laundering and trade laws to which we are subject could adversely impact our business, financial condition and results of operations.
•We are subject to risk related to armed conflicts in other areas of the world, which may have a material adverse effect on our business, financial condition and results of operations.

PART I
ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.       KEY INFORMATION
3.A.[Reserved]
3.B.Capitalization and Indebtedness
Not applicable.
3.C.Reasons for the Offer and Use of Proceeds
Not applicable.
3.D.Risk Factors
Our operations are subject to certain risk factors that may affect SQM’s business, financial condition, cash flows, or results of operations. In addition to other information contained in this Form 20-F, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by any of these risks.
Risks Relating to our Business
Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.
Our subsidiary SQM Salar S.A. (“SQM Salar”), as leaseholder, holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a lease agreement over mining exploitation concessions with Corfo, as amended from time to time, and (ii) the Salar de Atacama project agreement with Corfo, as amended from time to time (collectively, the “Corfo Agreements”). The Corfo Agreements provide for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from the leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The Corfo Agreements expire on December 31, 2030. On December 27, 2023, SQM and Codelco, Chilean state-owned copper mining company which had been mandated by the Chilean government to negotiate its participation in the lithium operations in the Salar de Atacama, signed a non-binding memorandum of understanding (MoU), which, among other matters, established the framework for the terms and conditions of the definitive agreements for a joint venture through which SQM Salar may continue to exploit mineral resources in the Salar de Atacama until 2060. See also “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.” The definitive agreements are subject to negotiation and we cannot guarantee that said agreements will be implemented.
Our business is substantially dependent on the exploitation rights under the Corfo Agreements, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Corfo Agreements. For the year ended December 31, 2023, revenues related to products originating from the Salar de Atacama represented 73% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2023, only seven years remain on the term of the Corfo Agreements and we had extracted approximately 43% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.
In the event that we are not able to reach definitive agreements with Codelco or extend or renew the Corfo Agreements beyond the current expiration date in 2030, we would be unable to continue extraction of lithium and potassium under the Corfo Agreements, which could have a material adverse effect on our business, financial condition and results of operations.
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
As a result of the above, the prices of our products may be subject to substantial volatility. For example, during 2023, average lithium prices decreased from US$52,000 per metric ton in 2022 to US$30,500 per metric ton during the year ended December 31, 2023. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.
Our sales could be impacted by global shipping constraints
We sell our products in more than 100 countries in the world. Our products are shipped in containers or break bulk format from the port terminals in Antofagasta, Tocopilla, Mejillones and Iquique in Chile. The challenges in the global shipping industry in the recent years have led to congestion in ports, a shortage in containers, and a lack of space on ships. Because of this situation, we face a risk of potential supply chain disruptions that may adversely affect our operations and ability to deliver our products to our customers. Depending on the terms of shipments to customers, the risk of loss related to these shipping issues could fall on us. Additionally, our revenues and collections may also be adversely affected by significant increases in the cost of transportation, as a result of increases in fuel or labor costs, higher demand for logistics services, or otherwise, and transportation delays that could have a negative impact on our sales agreements and customer relationships.
Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.
We sell our products in more than 100 countries around the world. In 2023, approximately 58% of our sales were made in emerging market countries: 44% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore), 7% in Latin America (excluding Chile); 3% in Africa and the Middle East (excluding Israel); and 3% in Chile. In Note 21.1 to our consolidated financial statements, we reported revenues from Chile, Latin America and the Caribbean and Asia and others of US$5.9 billion. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability, economic activity and policies in those countries as well as the duration of the COVID-19 or other pandemics. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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
New production of lithium, iodine and potassium nitrate from current or new competitors in the markets in which we operate could adversely affect prices.
In recent years, new and existing competitors have increased the supply of lithium, iodine and potassium nitrate, which has affected prices for those products. Further production increases could negatively impact prices. There is limited information on the status of new lithium, iodine and potassium nitrate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
We have a capital expenditure program that is subject to significant risks and uncertainties.
Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have a US$2.4 billion investment plan for the years 2024-2025. The plan will allow us to expand our operations of lithium, iodine and nitrate by accessing natural resources both in the Salar de Atacama and caliche ore deposits in Chile, through the 50,000 metric ton Mt. Holland lithium hydroxide project in Western Australia (a joint venture that we are developing with our partner Wesfarmers) and the development of a 20,000 metric ton lithium hydroxide plant in China which is fed with lithium sulfate sourced from the Salar de Atacama. The plan also aims to increase our mining capacity while protecting the environment, reduce operational costs and increase our annual production capacity of nitrates and iodine to meet expected growth in those markets.
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
Our decision to develop a project typically is based on the results of feasibility studies, which estimate the anticipated economic returns of a project. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others:
•changes in tonnage, grades and metallurgical characteristics of ore or other raw materials to be mined and processed;
•estimated future prices of the relevant products;
•changes in customer demand; higher construction and infrastructure costs;
•the quality of the data on which engineering assumptions were made;
•higher production costs; adverse geotechnical conditions;
•availability of adequate labor force; availability and cost of water and energy;
•availability and cost of transportation; fluctuations in inflation and currency exchange rates;
•availability and terms of financing;
•and potential delays relating to social and community issues.
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
We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales (excluding the payments to Corfo) which was approximately 27% in 2023. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.
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
The growth of our lithium business depends on the growth in demand for electric vehicles using lithium-based batteries and reduced demand in the adoption of electric vehicles by consumers could materially adversely affect our business, financial condition and results of operations.
Our lithium products are a critical component of the lithium ion batteries used in electric vehicles. As a result, the growth of our lithium business is dependent on the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and future results of operations will be adversely affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:
•government regulations and automakers’ responses to those regulations;
•the availability of tax and other economic incentives to purchase and operate electric vehicles or future regulation requiring increased used of non-polluting vehicles;
•rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including the range over which the vehicle may be driven on a single battery charge),
•quality, safety, performance, cost and charging infrastructure;
•competition, including from other types of alternative fuel vehicles, including plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
•volatility in the cost of battery materials, oil and gasoline;
•rates of customer adoption of higher performance lithium compounds; and
•rates of development and adoption of next generation battery technologies using lower lithium content or using alternatives to lithium.
Demand for electric vehicles has slowed globally, including in China, the largest electric vehicle market, and with range anxiety and ability to find high speed charging stations still a concern, many consumers have opted for hybrid electric vehicles, which have smaller batteries and correspondingly lower lithium content. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, financial condition and results of operations may be materially adversely affected.
Any reduction, elimination or discriminatory application of government subsidies, tax credits and other economic incentives for electric vehicles may reduce the competitiveness of electric vehicles and their demand, which could adversely affect our business, financial condition and operating results.

The growth of our lithium business depends upon the continued adoption by consumers of electric vehicles. Government subsidies and incentives are important for the competitiveness of electric vehicles. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may result in diminished competitiveness of the electric vehicles industry generally, and a resulting decrease in the demand for our lithium products. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, financial condition and results of operations could be materially adversely affected.
The development of new battery technologies that use no, or significantly less, lithium, could materially and adversely impact our prospects and future revenues.
Current and next generation high energy density batteries for use in electric vehicles rely on lithium compounds as a critical input. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these could be less reliant on lithium hydroxide or other lithium compounds, especially if the demand for batteries for use in electric vehicles outstrips the available supply of lithium hydroxide or other lithium compounds. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. Commercialized battery technologies that use less lithium compounds could materially and adversely impact our prospects and future revenues.
Our success as a producer of lithium and related products depends to a great extent on our ability to extract lithium from brines in an efficient and cost-effective manner. To the extent that our competitors implement new and more efficient technologies for extraction of lithium and are able to produce lithium for a lower cost than we can, our lithium products may not be competitively priced, which could reduce demand for our lithium products and materially adversely affect our business, financial condition and results of operations.
Our success as a producer of lithium and related products is dependent on our ability to develop and implement more efficient production capabilities based on mineral rich brine. Many of our competitors are seeking to develop and implement more efficient production capabilities from brine, such as implementing direct lithium extraction (DLE) technologies, which have the potential to significantly increase the supply of lithium from brine projects and reduce their cost of production. While we continue to make significant investment in research and development of the lithium extraction process, we cannot assure you that our product research and development projects will be successful or be completed within the anticipated time frame or budget. In addition, we cannot assure you that our existing or potential competitors will not develop products which are similar or superior to our products or are more competitively priced. Furthermore, there can be no assurance that advances in technology will occur in a timely or feasible way, if at all, that others will not acquire similar or superior technologies sooner than we do, or that we will acquire technologies on an exclusive basis or at a significant price advantage. The process of designing and developing new technology, products and services is costly and uncertain and requires extensive capital investment. If our lithium products are not competitively priced, demand for our lithium products could be reduced and materially adversely affect our business, financial condition and results of operations.
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
Our products, particularly lithium, iodine and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs. Over 92% of our employees are employed in Chile, of which approximately 78.3% were represented by 22 labor unions as of December 31, 2023. In 2022, we renewed 15 of the collective bargaining agreements. In November, 2023, a new renegotiation cycle began and as of December 31, 2023, three collective bargaining agreements had been renegotiated. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.
We are and might be subject to new and upcoming labor laws and regulations in Chile and may be exposed to liabilities and potential costs for non-compliance.
We are subject to recently enacted and might be subject to new local labor laws and regulations that govern, among other things, the relationship between us and our employees and will be subject to new labor bills currently under discussion in the Chilean Congress, mainly as a result of the economic and political volatility and civil unrest in Chile beginning in October and November 2019. There have been changes and proposed changes to various labor laws which include, but are not limited to, modifications related to teleworking, inclusion of workers with disabilities, minimum wage, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, regular work hours and other matters.
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
The success of our current investments in the Company’s operations is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and/or water extraction. For example, on December 13, 2017, the Environmental Court of Antofagasta ordered a temporary and partial closure of certain water extraction wells located in the Salar de Llamara. In October 2018, the Environmental Court of Antofagasta accepted our claim, and dismissed the restrictions without prejudice. It is possible that third parties could seek to reinstate these restrictions in the future. On December 26, 2019, the same Court ruled that the environmental compliance plan presented by SQM Salar S.A. with respect to the Salar de Atacama and approved by the Chilean Environmental Enforcement Authority (Superintendencia del Medio Ambiente) or “SMA” in January 2019, did not comply with certain completeness and efficiency requirements of the Chilean environmental legislation.
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
As of March 1, 2024, two principal shareholder groups held in the aggregate 47.92% of our total outstanding shares, including 94.19% of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.
As of March 1, 2024, one principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which owned approximately 25.76% of the total outstanding shares of SQM, and another principal shareholder is Tianqi Lithium Corporation (“Tianqi”), which directly and indirectly owned approximately 22.16% of the total outstanding shares of SQM.
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
We rely on various computer and information technology tools and systems, which are analyzed prior to their implementation and can add efficiency to business processes. The technological infrastructure is made up of the IT network and the OT network. These environments are separated and segmented in order to preventively contain any cyber attack or incident. Additionally, both networks are protected by various layers of security and these controls help prevent the spread of cyber threats and minimize the impact in the event of an information security breach.
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
As of December 31, 2023, one of our largest shareholders is Tianqi, a Chinese company, with a 22.16% ownership interest and board representation. Recently there have been heightened tensions in international relations between the United States and Europe, on the one hand, and China. International trade disputes and tariff actions announced by the United States, China and certain other countries and other trade restrictions have affected both diplomatic and economic ties among countries. This environment could result in political and economic measures against Chinese-owned companies. Any further deterioration in the relationship between China, the United States and certain other countries may limit our ability to invest and develop projects in certain countries and adversely impact our business, financial condition, and results of operations.
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
In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral by 2040 and reducing water by 65% and brine extraction by 50% of our authorized limits. We also announced a goal of obtaining international certifications and participating in international sustainability indices which we consider essential for a sustainable future.
Since our sustainable development plan was announced, we have participated in voluntary evaluations, such as Ecovadis, CDP, Drive Sustainability, certifications, which support our sustainable development plan, such as Responsible Care from the Association of Chemical Industries of Chile, Protect&Sustain from the International Fertilizer Association, Ecoports, ISO 14001, ISO 45001 and ISO 50001, and have reached IRMA 75 level of the same standard for our operations in the Salar de Atacama, which seeks to promote responsible mining.
In 2021, the Port of Tocopilla was certified for Responsible Care, obtaining level 2 certification and in June 2023, the ECOSLC Foundation approved the ECOPORTS PERS Certification for the first time after validation by the independent auditor LRQA, The Netherlands. Likewise, during 2022, the Nueva Victoria site´s Responsible Care certification was rectified. The Protect&Sustain certification applies to the operations of Coya Sur, Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla.
Regarding the ISO management systems, the Port of Tocopilla was certified in January 2022 in ISO 14001. We completed ISO 14001 and 45001 recertification of our management systems in the Salar de Atacama and our Lithium Chemical production facility, together with the implementation of ISO 50001, as recommended by the certification body to certify our energy management system, We also obtained ISO 50001 certification for our Nueva Victoria and Coya Sur sites. In 2023, the Port of Tocopilla was certified by EcoPorts, a leading environmental initiative for the European port sector.
During 2023, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the World, Emerging Markets, Mila and Chile indices, and were included into the Sustainability Yearbook 2024. We evaluated ourselves in Carbon Disclosure Project (CDP) where we received a category B climate change rating, which is higher than the global average (category C) and in line with the global chemicals industry average (category B-). We also completed the CDP evaluation for water in which we achieved a category rating B-, a level higher than the world average and the chemical industry average (category C).
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
The impact of climate change and climate change-driven responses, such as a global transition to a low carbon economy on our operations and our customers’ operations, remains uncertain, but the regulatory, market-risks associated with climate change as well as the physical effects of climate change could have an adverse effect on out operations, employees, communities, supply chain and our customers.
Climate-derived threats include, among others, changes in regional weather patterns, including changes in precipitation and evaporation parameters that, on the one hand, some phenomena could intensify, bringing intense rains in short periods of time that generate other unwanted events that affect our operation and also our surrounding communities, such as road closures, infrastructure, landslides, among others. Additionally, rising sea levels and storm surges, increasing the days of port closures that could impact the supply chain affecting our customers and suppliers. Other events such as storm patterns and intensities, increased wind speed, heat waves, cold waves, among other events considered as acute physical risks of climate change. Other effects are related to temperature levels, including increased volatility in seasonal temperatures through excessively high or low temperatures. These extreme weather conditions may vary by geography and location. Weather conditions have historically caused volatility in the agricultural industry (and indirectly in our results of operations) by causing crop failures or significantly reduced harvests, which can adversely affect application rates, demand for our plant nutrition products and our customers’ creditworthiness. Weather conditions can also lead to a reduction in farmable acres, flooding, drought or wildfires, which could also adversely impact growers’ crop yields and the uptake of plant nutrients, reducing the need for application of plant nutrition products for the next planting season which could result in lower demand for our plant nutrition products and negatively impact the prices of our products.
Any prolonged change in weather patterns in our markets, as a result of climate change or otherwise, could have a material adverse impact on the results of our operations.
Risks Relating to Financial Markets
Currency fluctuations may have a negative effect on our financial performance.
We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2023, the Chilean peso exchange rate was Ch$877.12 per U.S. dollar, while as of December 31, 2022 the Chilean peso exchange rate was Ch$855.86 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 2.5% in 2023. As of March 1, 2024, the Observed Exchange Rate was Ch$969.91 per U.S. dollar.
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
Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021 and LIBOR eventually ceased publication on June 30, 2023. As was the case with LIBOR, other future reforms may, cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. Various replacement benchmarks, and the timing of and mechanisms for implementation are being considered. The transition away from LIBOR to risk-free reference rates (RFRs) requires financial firms to make a variety of internal changes, for example updating front-and back-office systems, retraining staff and redesigning processes, as well as potentially modifying or renegotiating potentially thousands of LIBOR-linked contracts. However, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, financial condition and results of operations.
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
In connection with the announcement, President Boric provided statements with respect to the following matters:
•Under the National Lithium Strategy, Codelco would be tasked by Corfo to lead the formation of the new National Lithium Company and would become its majority shareholder. Codelco would also be designated to lead negotiations with SQM to seek participation in SQM’s operations in the Salar de Atacama prior to its expiration in 2030, as well as similar negotiations with other mining companies operating in the Salar de Atacama. President Boric and Corfo have affirmed that the terms of existing mining leases in the Salar de Atacama would be respected and any Chilean state participation in their operations would be with the agreement of the applicable counterparty.
•For areas already under development by Codelco and Enami (the Chilean state-owned minerals company) for lithium, new lithium exploration and exploitation contracts would only be granted by the Chilean state to Codelco and Enami subsidiaries, who would decide whether or not to partner with private parties for the development projects. There would be a public bid process for exploration rights over unexplored areas. Any private entities seeking exploitation rights would be required to partner with a state-owned company who would be the controller of the project if it is declared to be strategic for the country.
There can be no assurance that the necessary elements of the National Lithium Strategy requiring Congressional action will be approved by the Chilean Congress. The new National Lithium Strategy has created and may create uncertainty in the Chilean lithium industry, which could impact whether SQM will be able to participate in the mineral exploitation in the Salar de Atacama concession beyond the expiration of the Corfo Agreements in December 2030 or to what extent the Chilean state will participate in SQM’s interest in its current Salar de Atacama mineral exploitation operations prior to the December 2030 expiration of the Corfo Agreements. Codelco is a new participant in the Chilean lithium industry and SQM does not have prior experience in negotiating with Codelco. On December 27, 2023, SQM and Codelco signed a non-binding MOU, which, among other matters, established a framework for the terms and conditions of the definitive agreements for a joint venture through which SQM’s subsidiary, SQM Salar, may continue to exploit mineral resources in the Salar de Atacama until 2060. Corfo has granted to Codelco’s subsidiary, Minera Tarar, the rights to exploit the Salar de Atacama from 2031 to 2060, which will be contributed to the joint venture. If the parties are unable to agree on definitive agreements for the proposed joint venture, either the Chilean government or SQM could allow the lease to expire in 2030 in accordance with its terms.
For the year ended December 31, 2023, revenues related to products originating from the Salar de Atacama represented 73% of our total consolidated revenues. Approximately 69% of our total consolidated revenues were represented by lithium products. The new National Lithium Strategy has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.
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
Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally , and could affect our business, financial conditions and results of operations.
Following widespread protests and social unrest throughout Chile in October 2019, the Chilean government introduced several social reforms and implemented a constitutional convention process to draft a new Chilean Constitution to replace the current 1980 Constitution. A September 2022 national plebiscite rejected the proposed new constitution, leaving the current 1980 Constitution in place. However, widespread political support for a second constitutional process prevailed, and a second constitutional convention process to draft a new Chilean Constitution was implemented during 2023.
The final draft of the new Chilean Constitution approved by the Constitutional Council was submitted for approval to a national referendum with mandatory participation with an approval threshold of 50% plus one vote. This referendum took place on December 17, 2023, and rejected the proposed new Chilean Constitution by a vote of 56%. As a result, the existing 1980 Constitution, which has been in place since 1980, remains in effect. Following the outcome of the referendum, President Boric announced that there would be no further attempts to draft a new Chilean Constitution during the remainder of his term in office, which ends in March 2026.

We cannot give any assurance that a new constitutional reform process may not be carried out in the future or that the social and economic concerns leading to the political and civil unrest that arose in 2019 and caused the constitutional reform process to be initiated will be resolved or that mass protests or civil unrest will not resume. The long-term effects of this social unrest are hard to predict but could include slower economic growth, which could adversely affect our business, results of operations, and financial condition.
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
The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2023, in the amount of US$986.3 million on SQM Salar for the tax years 2012 to 2023 (business years 2011 to 2022) on that basis. SQM Salar paid the tax assessments and filed seven tax claims against the SII challenging these taxes (See Note 20.3 to our consolidated financial statements). In two of the cases, covering the 2012-2014 and 2015-2016 tax years, the Santiago Court of Appeal ruled invalid the first instance rulings handed down by the Tax and Customs Court and ordered the cases reopened with the competent judge hearing evidence in each case.
SQM Salar made payments associated with both tax claims for US$201.3 million and a pending claim for US$785.0 million, as explained in Note 20.3 to our consolidated financial statements. Both amounts are accounted for as non-current tax assets in the consolidated financial statement for the year ended December 31, 2023, filed with the CMF on February 28, 2024.
In the third case covering the 2017-2018 tax years, the Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be annulled. The third case ruling was appealed by the SII, and on April 5, 2024 the Santiago Court of Appeal issued a ruling revoking the previous ruling handed down by the Tax and Customs Court covering the 2017-2018 tax years. Although the ruling of the Santiago Court of Appeal does not affect all other Claims and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the Claims by the Company's Board of Directors. Consequently, the Company recognized a tax expense adjustment amounting to US$1,089.5 million, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims (corresponding to US$926.7 million relating to tax years 2012 to 2022 and US$162.7 million relating to tax year 2023).
The consolidated financial statements for the year ended December 31, 2023 included in the Form 20-F recognize the adjustment pertaining to the tax expense incurred during the year ended December 31, 2023. This adjustment is deemed an adjusting event post the reporting period. Accordingly, for financial reporting purposes with the CMF, the impact of this adjustment will be appropriately reflected in the consolidated financial statements for the period ended March 31, 2023.
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
Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Peoples Convention”) concerning indigenous and tribal people. The Indigenous Peoples Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Peoples Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Peoples Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations. The Chilean Supreme Court has consistently held that consultation processes must be carried out in the manner prescribed by the Indigenous Peoples Convention.
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
However, this risk frequently arises during the environmental assessment phase when the environmental permits are to be obtained. In such scenario, affected parties may take several legal actions to declare null or void the environmental permits that omitted the consultation process, and in some cases, courts have overturned environmental approvals in which consultation was not made as prescribed in the Indigenous Peoples Convention.
If the Indigenous Peoples Convention affects our development plans, it could have a material adverse effect on our business, financial condition and results of operations.
Our operations and projects are subject to risks related to our relationships and/or agreements with local communities and laws on the rights of indigenous peoples.
Our operations and projects are subject to risks related to our relationships and/or agreements with local communities and laws on the rights of indigenous peoples. Our relationships with the communities that are located near our operations are essential to the success of our existing operations, exploration activities and the development of our production facilities. A failure to manage relationships with such local communities may lead to local dissatisfaction which, in turn, may lead to interruptions to our operations, exploration activities and development activities.
The Atacameño Peoples Council (Consejo de Pueblos Atacameños), which represents 18 Atacameño indigenous communities, advocates for the rights, traditions, and interests of the Atacameño people, including land use, environmental protection, and economic development in the Atacama region of Chile. On December 15, 2023, we signed an agreement with Codelco and the Atacameños Indigenous Organization to include the Atacameños Indigenous Organization in discussions regarding extending lithium extraction in the Salar de Atacama beyond 2030 through a joint venture to be formed with Codelco. However, in January 2024, a disagreement within the Atacameños Peoples Council led to a blockade of the main roads to our Salar de Atacama facilities for four days by a splinter group to express their dissent towards the non-binding Memorandum of Understanding we signed with Codelco for the operation and development of lithium extraction in the Salar de Atacama from 2025 to 2060. The blockade resulted in a shutdown of operations at our Salar de Atacama facilities for one day and was quickly resolved. However, there can be no assurance that other disruptions of our operations in the Salar de Atacama or elsewhere by members of the local communities near our operations may not occur again in the future.
Our lease agreement with Corfo, which grants us exclusive rights to exploit mineral resources in the Salar de Atacama until 2030, includes a commitment to invest between US$10 million and US$15 million annually in sustainable development projects for the Atacama La Grande indigenous communities through organizations promoting local development. We are dedicated to maintaining open, constructive dialogues with the local communities, primarily via roundtable discussions.
Disputes with the local communities that live near the Salar de Atacama may in the future interfere with our operations and/or result in additional operating costs or restrictions and adversely impact the use and enjoyment of mining rights with respect to our assets. Specific challenges in community relations include community concerns over management of increased traffic, environmental impacts and resource depletion, social, environmental and cultural heritage impacts, increasing expectations regarding the level of benefits that communities receive, benefits sharing with indigenous peoples’ governments, concerns focused on the level of transparency regarding the payment of compensation and the provision of other benefits to affected landholders and the wider community. In particular, opposition by indigenous communities to our activities may require modifications, disrupt or preclude our operations, our exploration activities or the development of our production facilities or may require entry into additional agreements with local communities, which may result in additional costs.
Our current and future operations are subject to a risk that one or more indigenous communities in the locations in which we operate may oppose continued operation, further development or new development of our operations and facilities. Claims and protests driven by such opposition may disrupt or delay activities, including permitting, at our operations and facilities. The negotiation and review of agreements, including components such as business development, participation, co-management and compensation and other benefits, involve complicated and sensitive issues, associated expectations and often competing interests. The nature and subject matter of these negotiations may result in community unrest which, in some instances, may lead to interruptions in our exploration programs, operational activities or delays to development of our production facilities.
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
Chile is prone to earthquakes because it is located along major fault lines. During 2017-2023, Chile has experienced several earthquakes which had a magnitude of over 6.0 on the Richter scale. There were also earthquakes in the past decade that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.
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
We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2023. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”
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
Cash dividends paid by the Company with respect to the shares, including the shares represented by ADSs, will be subject to a Chilean withholding tax at a rate of 35%, less the credit available for corporate tax, which must be withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to earnings in 2023 of the Company and distributed during the same period was 23.90411%.
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
We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). Although we and our subsidiaries maintain policies, processes and controls intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.
We have received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. We initiated an internal review to identify materials that are responsive to the SEC’s inquiry and are actively cooperating in the SEC’s review by providing the information requested. We are cooperating fully with the SEC regarding this matter. However, at this time we cannot predict when the SEC’s review will be completed, the outcome of its inquiry, what conclusions it may reach, any actions it may take as a result of its inquiry, or the impact of such conclusions or actions on our business, financial conditions or results of operations.
If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, anti-money laundering or other similar laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner, which could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries’ industry, which, in turn, could have adverse effects on our and our subsidiaries’ business, financial condition and results of operations.

We are subject to risks related to the armed conflicts in other areas of the world, which may have a material adverse effect on our business, financial condition and results of operations.
Global markets have been and may continue to be subjected to periods of economic uncertainty, volatility and disruption due to armed conflicts around the world. Since 2022, the ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia. More recently there have been armed conflicts in the Middle East, such as in Gaza and between Israel and Iran. While the precise effects of the ongoing military conflict on the global economies remain uncertain, they have already resulted in significant volatility in financial markets as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, markets may face various economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including natural gas, oil, fertilizers and agricultural goods, significant disruptions in logistics infrastructure, telecommunications services, the risk of unavailability of information technology systems and infrastructure, among others, as well as potentially limiting access to financial markets. The resulting impacts on financial markets, inflation, interest rates, unemployment and other matters could disrupt the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, displacement of persons to regions close to the areas of conflict and an increase in the number of refugees fleeing the regions with armed conflicts, among other unforeseen social and humanitarian effects.
ITEM 4.       INFORMATION ON THE COMPANY
4.A.History and Development of the Company
Historical Background
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
Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in our Lithium Chemical production facility, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.
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
In 2021, in the Salar de Atacama, we began preparing an external audit in IRMA’s rigorous responsible mining evaluation process.
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
In 2022, we completed our lithium carbonate and lithium hydroxide expansion projects in Chile, increasing production capacity to 180,000 metric tons and 30,000 metric tons, respectively. We also began the overhaul of a lithium hydroxide plant in China which will be fed with lithium sulfate from Chile. We completed phase 2 of the ISO 14001 and 45001 certification process in the Salar de Atacama and our Lithium Chemical production facility, and continued with the implementation process of ISO 50001 in the Salar de Atacama, Nueva Victoria and Coya Sur operations to support decarbonization goals associated with energy management systems. Additionally, we participated in the Dow Jones Sustainability Indices (DJSI) assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. We evaluated ourselves in Carbon Disclosure Project (CDP) where we received a category B climate change rating, which is higher than the global average (category C) and in line with the global chemicals industry average (category B-).
In line with our sustainability goals, during 2022-2023, we continued with the IRMA certification process and completed the on-site certification audit (phase 2) in the Salar de Atacama operation. In September 2023, our lithium mining operations in the Salar de Atacama achieved IRMA 75, the highest score to date worldwide. The ranking is an additional reinforcement of our commitment to transparency of our operations and reflects our commitment to produce the world's most sustainable lithium in the Salar de Atacama. As a result of our participation in the DJSI assessment during 2023, we were accepted into DJSI World and Emerging Markets indices, two years ahead of our internal goal, maintained our inclusion in DJSI Mila and Chile indices, and were included into the Sustainability Yearbook 2024. We also completed the CDP evaluation for water in which we achieved a category B- rating, a level higher than the world average and the chemical industry average (category C).
During 2023, we completed ISO 14001 and 45001 recertification of our management systems in the Salar de Atacama and our Lithium Chemical production facility, together with the implementation of ISO 50001, as recommended by the certification body to certify our energy management system. We also obtained ISO 50001 certification for our Nueva Victoria and Coya Sur sites.
During 2023, we continued working on the capacity expansion projects at our Lithium Chemical production facility with our lithium carbonate capacity reaching 200,000 metric tons by the end of the year. We expect our lithium carbonate capacity to reach 210,000 metric tons during 2024, while we are working on expanding our total lithium hydroxide capacity in Chile to reach 100,000 metric tons in 2025. Our mining and concentrator facilities at Mt. Holland commenced its operations during the fourth quarter of 2023. We expect our refining capacity in Kwinana, Perth, to be completed during 2025. We also completed the overhaul of a lithium hydroxide plant in China and started the production of lithium hydroxide at that plant from lithium sulfate produced in the Salar de Atacama.

In March 2023, we completed a transaction to acquire 19.99% of Azure Minerals Limited ("Azure") for a total amount of approximately US$13.5 million. Azure's main asset consists of 60% ownership over mining rights comprising the Andover lithium project which is located in the West Pilbara region of Western Australia, and comprises hundreds of outcropping spodumene-bearing, lithium-rich pegmatites. Azure announced an exploration target for Andover lithium project of 100-240 million metric tons grading at 1.0-1.5% lithium oxide, equivalent to 2.5 to 8.9 million metric tons of lithium carbonate equivalent. As a result of the capital increase transaction completed by Azure in October 2023, where we acquired additional shares for a total amount of approximately US$17.2 million, and exercise of share options, our current ownership in Azure is approximately 19.4%.

On December 18, 2023, together with Hancock Prospecting Pty ("Hancock"), the owner of approximately 18.4% of Azure's shares, we entered into a transaction implementation deed to acquire all outstanding shares of Azure by way of a joint scheme of arrangement for a cash price of A$3.70 per share, and a simultaneous conditional joint off-market takeover bid for a cash price of A$3.65 per share. On April 8, 2024, the Azure's shareholders approved the proposed acquisition of all outstanding shares of Azure by way of scheme of arrangement. The scheme is pending approval by the Australian Foreign Investment Review Board (FIRB) and the Australian Court and will be implemented shortly after all the approvals have been received.

On December 27, 2023, we announced signing a non-binding memorandum of understanding (MoU) with Codelco for the joint operation and development of the Salar de Atacama during the period from 2025 to 2060. The full text of the MoU is filed as Exhibit 99.2 to this Form 20-F.
We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures in Chile have been mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. In 2023, we also worked on the expansion of our lithium carbonate and lithium hydroxide capacity in Chile, which reached 200,000 metric tons and 30,000 metric tons respectively, by the end of 2023. We also continued with expansions related to the mining and production facilities of nitrates and iodine in Chile, with our operations at Pampa Blanca delivering additional nitrates and iodine production volumes.
Our capital expenditures for the years ended December 31, 2023, 2022 and 2021 were as follows:

(in millions of US$)	2023	2022	2021
Capital expenditures	1,103.6	905.2	464.7
During 2023, we had total capital expenditures of US$1,103.6 million. Our 2023 capital expenditure was primarily related to:
•Capacity expansion projects related to the completion of the increase of our lithium carbonate production in Chile from 180,000 metric tons per year to 210,000 metric tons per year by the end of 2024;
•Capacity expansion of lithium hydroxide production in Chile from 30,000 metric tons per year to 100,000 metric tons per year by 2025;
•Investment in Mt. Holland lithium project in Western Australia, completion of mine and concentrator capacity and construction of refinery to produce 50,000 metric tons of lithium hydroxide in 2025.
•Investment in the development of new caliche projects in Pampa Blanca and Nueva Victoria to increase the iodine and nitrate production capacity; and
•General maintenance of all production facilities, among others.

During 2022, we had total capital expenditures of US$905.2 million. Our 2022 capital expenditure was primarily related to:
•Capacity expansion projects related to the completion of our increase of our lithium carbonate production in Chile from 120,000 metric tons per year to 180,000 metric tons per year by the end of 2022;
•Completion of capacity expansion of lithium hydroxide production in Chile from 21,500 metric tons per year to 30,000 metric tons per year;
•Investment in our new 50,000 metric ton Mt. Holland lithium hydroxide mine and refining plant in Western Australia;
•Acquisition of the 20,000 metric ton lithium hydroxide refining plant in China; and
•Investment in the development of new caliche projects to optimize the iodine and nitrate production plants and carry out general maintenance of all production facilities, among others.
During 2021, we had total capital expenditures of US$464.7 million. Our 2021 capital expenditure was primarily related to:
•Capacity expansion projects related to the completion of our increase of our lithium carbonate production in Chile from 70,000 metric tons per year to 120,000 metric tons per year by the end of 2021 and investment in further lithium carbonate production capacity expansion from 120,000 to 180,000 metric tons per year in 2022;
•Completion of capacity expansion of lithium hydroxide production in Chile from 13,500 metric tons per year to 21,500 metric tons per year and commencement of a further expansion of lithium hydroxide production capacity in Chile from 21,500 metric tons per year to 30,000 metric tons per year in 2022;
•Investment in our new 50,000 metric ton Mt. Holland lithium hydroxide facility in Western Australia;
•Optimization projects related to iodine production plants in Nueva Victoria; and
•General maintenance of all production units in order to ensure the fulfillment of production and sales targets.
We believe that our capital expenditures for 2024 could reach approximately US$1.3 billion focused on the increase of our production capacity, primarily related to lithium hydroxide capacity and nitrates and iodine capacity expansions in Chile, construction of a lithium hydroxide refinery in Australia as part of our Mt. Holland lithium project in Western Australia, as well as the maintenance of our production facilities in order to strengthen our ability to meet our production goals. We expect our installed capacity of lithium carbonate in Chile to reach approximately 210,000 metric tons during 2024, while we will continue with our lithium hydroxide capacity expansion to reach 100,000 metric tons in 2025. We will also continue to invest in the construction of our Mt. Holland lithium hydroxide refinery in Western Australia and will complete the acquisition of the lithium hydroxide production plant in China to produce from lithium sulfate.
We expect our capital expenditure for the 2024-2025 period to reach approximately US$2.4 billion, including maintenance. As we continue with lithium capacity expansion in Chile, we expect to invest approximately US$1.4 billion to increase our lithium capacity to 210,000 metric tons by 2024, including 100,000 metric tons of lithium hydroxide capacity by 2025. Our investment in the Mt. Holland project and exploration projects in Australia during this period is expected to be close to US$340 million. Nitrates and iodine capacity expansion will require a total capex of approximately US$700 million, including maintenance. Maintenance capex during this period is expected to be approximately US$150 million per annum.
4.B.Business Overview
The Company
We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 100 countries through our worldwide distribution network, with 98% of our sales in 2023 derived from countries outside Chile.
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
Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Our main specialty fertilizer is potassium nitrate, which is used primarily via fertigation in high-value crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Industrial nitrates are also being used in concentrated solar power plants as a means for energy storage. In addition, we complement our product portfolio through the buying and selling of other complementary fertilizers around the world.
For the year ended December 31, 2023, we had revenues of US$7,467.5 million, gross profit of US$3,075.1 million and profit attributable to controlling interests of US$923.2 million. Our worldwide market capitalization as of December 31, 2023 was approximately US$16.9 billion.
Specialty Plant Nutrition: We produce three main types of specialty plant nutrients which offer nutritional solutions for fertigation, direct soil and foliar fertilizer applications: potassium nitrate, sodium nitrate and specialty blends. We also sell other specialty fertilizers including third party products. All of these products are used in either solid or liquid form mainly on high value crops such as fruit, flowers and some vegetables. These fertilizers are widely used in crops that use modern agricultural techniques such as hydroponics, greenhouses and crops with foliar application and fertigation (in the latter case, the fertilizer is dissolved in water before irrigation).
Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility and low chloride content. One of the most important products in this business line is potassium nitrate, which is sold in crystalline or prill form, allowing for different application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar applications, and potassium nitrate prills are suitable for direct soil applications.
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
The following table shows the percentage breakdown of our revenues for 2023, 2022 and 2021 according to our product lines:

	2023	2022	2021
Specialty Plant Nutrition	12%	11%	32%
Iodine and Derivatives	12%	7%	15%
Lithium and Derivatives	69%	76%	33%
Potassium	4%	4%	15%
Industrial Chemicals	2%	2%	5%
Other	0%	0%	1%
Total	100%	100%	100%
Business Strategy
SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:
•Ensuring access to the best assets related to our current business lines by expanding our global presence;

•Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.
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
Potassium
Our strategy in our potassium business is to: (i) have flexibility to offer crystalized (standard) or granular (compacted) form products according to market requirements; (ii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iii) supply a product with consistent quality according to the specific requirements of our customers.
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
In Australia, in addition to Mt. Holland and our investment in Azure, we are carrying out early-stage exploration activities in a series of different projects. Some of these activities are being directly carried out by our internal geological exploration team, based in our office in Perth, Western Australia, with others being worked in conjunction with partners through earn-in agreements. Activities range from desktop target generation to on-site mapping, rock chip/soil sampling and drilling.
In Chile, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are currently focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper, gold and silver. A significant portion of our mining properties are located in the Antofagasta region of Chile, where many large copper producers operate.
We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2021, the team has confirmed the existence of high-grade copper and gold mineralization at the Bufalo project, located 120 kilometers east of the city of Antofagasta. The Bufalo project corresponds to a district that hosts several mineralized bodies of copper, copper-gold and copper-gold-silver in which SQM has already drilled nearly 156,000 meters, using our own diamond and RC drilling machines. More than 45 projects with copper potential have also been generated, in greenfield and intermediate stages of exploration, which will be drilled starting in 2024. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 2023, we had two option agreements in place with three mining companies and private equity firms. We participated in the formation of one joint venture as a result of exercising an option agreement with a junior mining company.
Main Business Lines
Specialty Plant Nutrition
In 2023, specialty plant nutrients revenues decreased to US$913.9 million, representing 12.2% of our total revenues for that year and a 22.0% decrease from US$1,172.3 million in specialty plant nutrients revenues in 2022. Prices decreased approximately 21.3% in 2023.
We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 42% of global potassium nitrate sales for all agricultural uses by volume in 2023.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2023, 2022 and 2021:

	2023	2022	2021
Sales volumes (Th. MT)	840.2	847.9	1,154.6
Sodium nitrate	16.7	14.4	32.1
Potassium nitrate and sodium potassium nitrate	443.5	477.4	643.6
Specialty blends(1)	243.4	218.0	304.0
Other specialty plant nutrients(2)	136.5	138.1	174.9
Total revenues (in US$millions)	913.9	1,172.3	908.8
________________________________________________
(1)Includes third party products sold pursuant to our commercial agreement.
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
As an exception, during 2022 and 2023 and due to the strong increase in price, adverse climate conditions and high inflation rates, the agricultural soluble potassium nitrate market had a consumption reduction of approximately 10% and 15%, respectively. These estimates do not consider potassium nitrate produced and sold locally in China, and only include net imports and exports.
Specialty Plant Nutrition: Our Products
Potassium nitrate and specialty blends are higher margin products that use sodium nitrate as a feedstock. These products can be manufactured in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies throughout the world.
The advantages of our specialty plant nutrients include that they:
•are fully water soluble, allowing their more efficient use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques thus reducing the water use;
•are chloride-free, which prevents toxicity in certain crops sensitive to chlorine; and
•provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea- or ammonium-based fertilizers.
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
Specialty Plant Nutrition: Marketing and Customers
In 2023, we sold our specialty plant nutrients in approximately 93 countries and to more than 1,100 customers. One of our customers represented more than 10% of our specialty plant nutrition revenues during 2023, accounting for approximately 12.6% of specialty plant nutrition revenue. Our ten largest customers accounted in the aggregate for approximately 39% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.
The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2023	2022	2021
North America	45%	42%	35%
Europe	14%	17%	20%
Chile	12%	11%	15%
Central and South America (excluding Chile)	8%	11%	10%
Asia and Others	21%	20%	21%
We sell our specialty plant nutrition products globally mainly through our own worldwide network of commercial offices and distributors.
During 2023 we continued with the growth in sales of differentiated fertilizers such as Ultrasoline® for improved root growth and optimal nitrogen metabolism, ProP® for greater efficiency in phosphorus absorption, Prohydric® which allows for fertilization and more efficient water use.
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
By working closely with our customers, we are able to identify their needs for new products and a possible existence of higher-value markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and quality to achieve a premium price for their products.
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
Our sales accounted for approximately 42% of global agricultural potassium nitrate sales by volume during 2023. In the 100% soluble potassium nitrate market, our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel. We estimate that sales of agricultural potassium nitrate by Haifa accounted for approximately 20% of total world sales during 2023 (excluding sales by Chinese producers to the domestic Chinese market). Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. We estimate that sales of agricultural potassium nitrate by Kemapco accounted for approximately 11% of total world sales during 2023.
ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. In addition, there are several potassium nitrate producers in China. Most of the Chinese production is consumed by the Chinese domestic market.
Iodine and its Derivatives
We believe that we are the world’s largest producer of iodine. In 2023, our revenues from iodine and iodine derivatives amounted to US$892.2 million, representing 11.9% of our total revenues in that year and an increase from US$754.3 million in 2022. This increase was primarily attributable to slightly higher sales volumes and higher average prices during 2023. Average iodine prices were approximately 15.2% higher in 2023 than in 2022. Our sales volumes increased approximately 2.7% in 2023. We estimate that our sales accounted for approximately 35% of global iodine sales by volume in 2023.
The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2023, 2022 and 2021:

	2023	2022	2021
Sales volumes (Th. MT)
Iodine and derivatives	13.1	12.7	12.3
Total revenues (in US$millions)	892.2	754.3	437.9
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
X-ray contrast media is the leading application of iodine, accounting for approximately 34% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 14% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 7%; animal nutrition, 7%; fluoride derivatives, 7%; biocides, 5%; nylon, 3%; human nutrition, 3% and other applications, 8%.
In 2023, we believe that the market experienced a downturn of approximately 4% compared to the previous year. This decline can primarily be attributed to a series of key factors affecting various industries. Initially, the broader economic slowdown played a pivotal role in shaping this trend, affecting industrial production, and leading companies to adjust their stocking policies to adapt to the evolving market conditions. Following this, the introduction of new regulations emerged as another critical factor, significantly influencing the reduced demand for iodine in the fluorochemical industry. Finally, the impact of high iodine prices marked a decisive factor, prompting two main responses: substitution, with customers migrating to alternative products, and reformulation, where product compositions were adjusted to minimize iodine content. Collectively, these elements have each played a unique role in the observed decrease in demand for iodine over the course of the year.
Conversely, the demand for X-ray contrast media emerged as a primary driver of growth in the iodine market. This increase is largely due to heightened healthcare expenditures and improved accessibility to medical services in emerging economies. The growing use of diagnostic imaging, particularly in these regions, has significantly bolstered the demand for iodine-based contrast agents, counterbalancing some of the declines seen in other sectors.
Iodine: Our Products
We produce iodine in our Nueva Victoria plant, near Iquique, Chile, Pedro de Valdivia plant and in our newest addition, Pampa Blanca mining site, both located close to María Elena, Chile. We have a total production capacity of approximately 14,300 metric tons per year of iodine.
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
Iodine: Marketing and Customers
In 2023, we sold our iodine products in approximately 30 countries to 158 customers, and most of our sales were exports. One customer accounted for more than 10% of our iodine revenues in 2023, representing approximately 22.8% of iodine revenues. Our ten largest customers accounted in the aggregate for approximately 68% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2023	2022	2021
North America	14%	19%	23%
Europe	41%	38%	40%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	2%	2%
Asia and Others	42%	41%	34%
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

Five Chilean companies accounted for approximately 57% of total global sales of iodine in 2023, including SQM, with approximately 35%, and four other producers accounting for the remaining 22%. The other Chilean producers are Atacama Chemical S.A.C. (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.
We estimate that eight Japanese iodine producers accounted for approximately 27% of global iodine sales in 2023, including recycled iodine.
We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2023.
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
Our annual average iodine sales prices increased to approximately US$68 per kilogram in 2023, from the average sales prices of approximately US$59 per kilogram observed in 2022.
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
Lithium and its Derivatives
In 2023, our revenues from lithium sales amounted to US$5,180.1 million, representing 69.4% of our total revenues and a 36.5% decrease from US$8,152.9 million in 2022, due to lower average prices partially offset by higher sales volumes during the year. The average price for 2023 was approximately 41.4% lower than the average price in 2022. Our sales volumes increased approximately 8.4% in 2023.
We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 18% of the global lithium chemicals sales volumes.
The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2023, 2022 and 2021:

	2023	2022	2021
Sales volumes (Th. MT)
Lithium and derivatives	170.0	156.8	101.1
Total revenues (in US$millions)	5,180.1	8,152.9	936.1

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
Lithium carbonate and lithium hydroxide are principally used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 90% of total lithium demand, including batteries for electric vehicles, which accounted for approximately 70% of total lithium demand in 2023.
There are many other applications both for basic lithium chemicals and lithium derivatives, such as lubricating greases heat-resistant glass (ceramic glass), chips for the ceramics and glaze industry, chemicals for air conditioning, as well as other pharmaceutical synthesis and metal alloys.
Lithium’s main properties, which facilitate its use in this range of applications, are that it:
•is the lightest solid metal and element at room temperature;
•is low density;
•has a low coefficient of thermal expansion;
•has high electrochemical potential; and
•has a high specific heat capacity.
During 2023, lithium chemicals demand increased by approximately 18%, reaching approximately 920,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.
Lithium: Our Products
We produce lithium carbonate at our Lithium Chemical production facility, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama. The annual production capacity of our lithium carbonate plant at our Lithium Chemical production facility is now 200,000 metric tons per year. We are in the process of increasing our production capacity to 210,000 metric tons per year by the end of 2024. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers of lithium worldwide.
We also produce lithium hydroxide at our Lithium Chemical production facility, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 30,000 metric tons per year and we are in the process of increasing this production capacity to 100,000 metric tons per year by 2025. In addition, during 2023, we started production of lithium hydroxide from lithium sulfate at our lithium hydroxide refining facility in China. This facility has a design capacity of 20,000 metric tons per year. We are also developing the Mt. Holland lithium project in Australia through our joint venture with Wesfarmers, which we expect will have a total production capacity of 50,000 metric tons when completed.
Lithium: Marketing and Customers
In 2023, we sold our lithium products in 39 countries to approximately 207 customers, and most of our sales were to customers outside of Chile. During 2023, 92% of our sales of lithium were in Asia. Two customers accounted each for more than 10% of lithium revenues, representing approximately 21.8% of our lithium revenue in 2023. Our ten largest customers accounted in the aggregate for approximately 67% of revenues. One supplier, Corfo, accounted for approximately 62% of the cost of sales of this business line, principally related to the lease payments payable to Corfo under the Corfo Agreements for lithium products produced from the Salar de Atacama. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2023	2022	2021
North America	3%	2%	5%
Europe	5%	5%	8%
Chile	0%	0%	0%
Central and South America (excluding Chile)	0%	0%	1%
Asia and Others	92%	93%	86%
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
Lithium: Competition
Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2023, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. Other relevant regions for lithium production were Brazil and Zimbabwe. With total sales of approximately 170,000 metric tons of lithium carbonate and hydroxide, we believe our market share of lithium chemicals was approximately 18% in 2023. The main competitors in the lithium market with their estimated market share are: Albemarle (17%), Jiangxi Ganfeng Lithium Co (8%), Tianqi Lithium Corp. (7%) and Arcadium Lithium (4%).
Tianqi is also a major shareholder of ours, holding approximately 22.16% of our shares as of March 1, 2024.
We believe that lithium production will continue to increase this decade, in response to an increase in demand growth. A number of new projects to develop lithium deposits has been announced recently. Some of these projects are already in the advanced stages of development and others could materialize in the medium term.
Potassium
In 2023, our potassium chloride and potassium sulfate revenues amounted to US$279.1 million, representing 3.7% of our total revenues and a 36.2% decrease compared to 2022, due to significantly lower prices partially offset by higher sales volumes during the year. The average price for 2023 was approximately 43.5% lower than the average prices in 2022. Our sales volumes in 2023 were approximately 13.0% higher than sales volumes reported during 2022.
The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2023, 2022 and 2021:

	2023	2022	2021
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	543.1	480.5	893.2
Total revenues (in US$millions)	279.1	437.2	416.6

Potassium: Market
During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. We estimate that demand in 2023 reached approximately 66 million metric tons, an increase from approximately 60 million tons during 2022, mostly as a result of lower prices and increased availability of potassium supply, mainly coming from Belarus.
According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 45% of world potassium demand, including corn (14%), rice (12%), wheat (16%), soybeans (9%) and sugar (2%). Other uses represent about 47%.
Potassium: Our Product
We produce potassium chloride by extracting brines from the Salar de Atacama that are rich in potassium and other salts.
Potassium chloride is the most commonly used and lowest cost potassium-based fertilizer for application to different crops. We offer potassium chloride in two grades: standard and compacted. Potassium is one of the three macronutrients that a plant needs to develop. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.
Some benefits that may be obtained through the use of potassium are:
•increased yield and quality;
•increased production of proteins;
•increased photosynthesis;
•intensified transport and storage of assimilates; and
•improved water efficiency.
Potassium chloride is also used as a raw material to produce potassium nitrate and other specialty nutrients granulated blends (NPK).
Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, giving us improved flexibility and market coverage.
Potassium: Marketing and Customers
In 2023, we sold potassium chloride and potassium sulfate to approximately 519 customers in 36 countries. None of the customers accounted for more than 10% of our revenues of potassium chloride in 2023. We estimate that our ten largest customers accounted in the aggregate for approximately 43% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2023	2022	2021
North America	24%	16%	14%
Europe	11%	6%	8%
Chile	11%	15%	12%
Central and South America (excluding Chile)	34%	41%	51%
Asia and Others	20%	22%	14%
Potassium: Competition
We estimate that we accounted for approximately 1% of global sales of potassium chloride in 2023. Our main competitors are Nutrien, Uralkali, Belaruskali and Mosaic. We estimate that in 2023, Nutrien accounted for approximately 21% of global sales, Uralkali accounted for approximately 15% of global sales, Mosaic accounted for approximately 13% of global sales and Belaruskali accounted for approximately 10% of global sales.

Industrial Chemicals
In 2023, our revenues from industrial chemicals were US$175.2 million, representing approximately 2.3% of our total revenues for that year and a 6.1% increase from US$165.2 million in 2022, as a result of higher sales volumes in this business line, which offset lower sales prices. Sales volumes in 2023 increased 22.8% compared to sales volumes reported last year, while average prices in the business line decreased 13.6% during 2023 compared to average prices reported during 2022.
The following table shows our sales volumes of industrial chemicals and total revenues for 2023, 2022 and 2021:

	2023	2022	2021
Sales volumes (Th. MT)
Industrial chemicals	180.4	147.0	174.5
Total revenues (in US$millions)	175.2	165.2	132.0
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
Industrial Chemicals: Marketing and Customers
In 2023, we sold our industrial nitrate products in 52 countries, to approximately 297 customers. One customer accounted for more than 10% of our revenues of industrial chemicals in 2023, accounting for approximately 40.5%, and our ten largest customers accounted in the aggregate for approximately 61% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 21.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2023	2022	2021
North America	27%	36%	23%
Europe	12%	17%	14%
Chile	1%	1%	3%
Central and South America (excluding Chile)	6%	7%	6%
Asia and Others	54%	39%	55%
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
Industrial Chemicals: Competition
We believe that we are one of the world’s largest producers of industrial sodium nitrate and potassium nitrate. In 2023, our estimated market share by volume for industrial potassium nitrate was 62% and for industrial sodium nitrate was 44% (excluding domestic demand in China and India).
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
Our main competitors in the industrial potassium nitrate business are Haifa Chemicals, Kemapco and some Chinese producers, which we estimate had a market share of 8%, 4% and 7%, respectively, in 2023.
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
Production Process
Our integrated production process can be classified according to our natural resources:
•caliche ore deposits, which contain nitrates, iodine and potassium;
•brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium; and
•spodumene deposits from the Mt. Holland project in Western Australia, which contain lithium.
Caliche Ore Deposits
Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2023, our mining operations were concentrated in the First Region where we mainly worked in the mining sectors Tente en el Aire, Victoria Oeste,

Hermosa and Torcaza, and in the Second Region at the Pampa Blanca site. Operations at the El Toco mine (which is part of the Maria Elena site) and the Pedro de Valdivia site were suspended in November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.
Caliche ore is found under a layer of barren overburden in seams with variable thickness from one to four meters, and with the overburden varying in thickness between zero and two meters.
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
During 2023, SQM implemented five continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.
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
Sodium Nitrate
During 2023, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur. Crystallized sodium nitrate is processed at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.
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
The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors. All potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheinland under the quality standard ISO 9001:2015. Additionally, the Coya Sur and Nueva Victoria leaching sites achieved certification by TÜV-Rheinland in 2023 under the ISO 50001:2015 quality standard (certification of energy management systems), and in Coya Sur, we are advancing in the phase two of the external audit to certify our potassium nitrate, sodium nitrates and soluble fertilizers production.
Iodine and Iodine Derivatives
During 2023, we produced iodine at our facilities at Nueva Victoria, Pedro de Valdivia and Pampa Blanca (iodide solutions). Iodine is extracted from solutions produced by leaching caliche ore.
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
Prilled iodine is tested for quality control purposes, using international standard procedures. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have been certified by TÜV-Rheinland under the ISO 9001:2015 program, providing third-party certification of our quality management system. The last recertification process was approved in November 2020, valid through 2023.
Our total iodine production in 2023 was 13,820 metric tons predominately from our Nueva Victoria facility. We have the flexibility to adjust our production according to market conditions. Our total current production capacity at our iodine production plants is approximately 14,300 metric tons per year.
During 2023, two environmental approvals were obtained: (1) partial modification of the reinjection system in the Llamara puquios and (2) DIA Adaptation of the seawater pipeline layout and complementary works in Nueva Victoria (seawater pipeline layout at Tente en el Aire).
In November 2021, the Tarapacá Environmental Assessment Commission environmentally authorized the Tente en el Aire project, which allows the productive capacities of the Nueva Victoria facility to be increased, incorporating seawater for its processes. This project expects to incorporate the use of up to 900 liters per second of seawater, increasing the mine area and allowing for increased production of iodine and nitrate salts. The seawater pipeline is planned to enter into operation by the end of 2026. Together with the Tente en el Aire project, construction began on a new iodide module located in the Tente en el Aire sector with an expected capacity equivalent to 5,500 metric tons of iodine per year. This new module will feed the Nueva Victoria iodine plant and is expected to enter into operation by the end of 2024.
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
Salar de Atacama Brine Deposits
The Salar de Atacama, located approximately 210 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains, which is the result of millions of years of climatic and tectonic impacts. Brines are pumped from depths of 15 to 150 meters below the surface, through a field of wells that are located in the Salar de Atacama, distributed in areas authorized for exploitation, and which contain relatively high concentrations of potassium, lithium, sulfates and other minerals.

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
For the year ended December 31, 2023, revenues related to products originating from the Salar de Atacama represented 73% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Corfo Agreements. As of December 31, 2023, only seven years remain on the term of the Corfo Agreements.
Under the Chilean National Lithium Strategy announced in April 2023, the Chilean government, through Codelco, intends to participate in the lithium-related activities in the Salar de Atacama. On December 27, 2023, SQM and Codelco signed a non-binding MOU, which, among other matters, established a framework for the terms and conditions of the definitive agreements for a joint venture through which SQM’s subsidiary, SQM Salar, may continue to exploit mineral resources in the Salar de Atacama until 2060. Corfo has granted to Codelco’s subsidiary, Minera Tarar, the rights to exploit the Salar de Atacama from 2031 to 2060, which will be contributed to the joint venture. If the parties are unable to agree on definitive agreements for the proposed joint venture, either the Chilean government or SQM could allow the Corfo Agreements to expire in 2030 in accordance with their terms. See “Risk Factors ― The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”
Products Derived from the Salar de Atacama Brines
The variety of products that may be derived from the Salar de Atacama brines includes potassium chloride, potassium salts, lithium chloride solutions, lithium sulfate, lithium carbonate, lithium hydroxide, lithium salts, potassium sulfate, boric acid, sodium chloride and bischofite (magnesium chloride).
In order to produce these products, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the water contained in the brine in a sequential process of precipitation and evaporation, results in potassium-enriched salts and lithium-concentrated brines. In the first stages of the evaporation process, sodium chloride salts (halite) precipitate followed by potassium chloride salts together with sodium chloride (sylvinite), which are used to produce fertilizer products. The brine that remains in the evaporation pond system continues its concentration, producing additional products of interest, such as lithium sulfate salts and a concentrated lithium chloride solution, which are used to produce lithium sulfate concentrate and lithium carbonate, respectively.
Lithium Chloride Solution and Lithium Carbonate
The concentrated lithium chloride solution obtained during the evaporation process contains approximately 5-6% of lithium. The solution is then transported by truck to the Lithium chemical production facility located near Antofagasta, approximately 190 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.
The production capacity of our lithium carbonate facility at the end of 2023 was 200,000 metric tons per year.
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

Lithium Sulfate
During the brine concentration process and if the chemistries are favorable, it is possible to obtain lithium sulfate as an additional raw material. This salt precipitates mainly in the potassium carnallite and bischofite stages.
After being harvested, lithium sulfate is treated in the MOP H II plant through grinding, flotation and filtration processes resulting in wet lithium sulfate as an intermediate product. In addition, a high potassium content in the resulting waste product, when treated in the adjacent SOP-H plant, allows us to obtain additional potassium chloride as a by-product.
The wet lithium sulfate is then treated in the SOP plant producing dry lithium sulfate as a finished product which is currently being sent to our refinery in China to be converted into lithium hydroxide.
Lithium Hydroxide (from Lithium Carbonate)
Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have three lithium hydroxide plants in Chile, one of which entered into operations at the end of March 2022, and have a total production capacity of 30,000 metric tons per year at the end of 2023. These plants are located at the Lithium Chemical production facility, adjacent to our lithium carbonate operations.
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
Lithium Hydroxide (from Lithium Sulfate)
Our lithium hydroxide operations in China began at the beginning of 2023, with a design annual capacity of 20,000 metric tons. The production of lithium hydroxide monohydrate from lithium sulfate begins with a purification stage of the raw material for its subsequent transformation to lithium carbonate, which is subsequently converted into high-purity lithium hydroxide through crystallization, drying, cooling and packaging stages. Impurities from the process are eliminated in a form of mixed salts, avoiding liquid waste in the plant. Sodium sulfate is generated as a by-product, which is dried and packaged for sale.
Potassium Chloride
We use potassium chloride derived from the Salar de Atacama brines in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.
To produce potassium chloride, brines from the Salar de Atacama are sent to the first evaporation stage, where sodium chloride salts (halite) precipitate, are then harvested and removed. These salts have the potential to be used in the copper mining process. In the second stage of the evaporation process, the remaining brine from the first stage is transferred to other evaporation ponds where potassium chloride salts together with sodium chloride (sylvinite) precipitate. These salts are harvested and then sent for treatment at one of the wet potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. In the final evaporation stage, salts containing magnesium are harvested and treated at one of the cold leach plants where magnesium is removed. Part of the potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. The use of potassium chloride salts as a raw material in Coya Sur allows us to capture significant savings, as it allows us to use potassium salts with different qualities and to avoid buying and importing potassium chloride from external sources.
The remainder of the potassium chloride produced at the Salar de Atacama is shipped to our port in Tocopilla in either crystallized (standard) or granular (compacted) form and then shipped and sold as a commodity fertilizer to third parties. All of our potassium chloride-related plants in the Salar de Atacama currently have a nominal production capacity of up to

2.6 million metric tons per year. Actual production capacity depends on volume, quality and performance of the salts used in the process and quality of the brine resources pumped from the Salar de Atacama.
Mt. Holland Spodumene Deposits
The Mt. Holland project is an integrated lithium project in Western Australia consisting of (i) an open-pit mine on the Earl Grey hard rock lithium deposit and a spodumene concentrator comprised of Dense Media Separation ("DMS") and flotation circuits, 120 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery, located in the town of Kwinana, 26.5 kilometers from the Port of Fremantle, from which the battery-grade LiOH product will be shipped. The concentrator at the Mt. Holland site has a nominal production capacity of 383,000 dry metric tons per annum concentrate at a grade of 5.5 per cent lithium oxide matching the refinery feed requirements. The refinery in Kwinana has the capacity to produce 50,000 metric tons per annum of lithium hydroxide.
The Mt. Holland project focuses on the extraction and beneficiation of spodumene reserves in the Earl Grey pegmatite group. The deposit consists of a main body of thick tabular pegmatites, which become progressively narrower and branch to the south and east of the main pegmatite until the main body splits into several narrower dikes. Sporadically, isolated box rock enclaves are found within the pegmatite body.
The first ore from the pit was mined in 2022, and the concentrator started its commissioning in the third quarter of 2023. First concentrate production of both the DMS and flotation circuits was achieved in the last quarter of 2023, and the first spodumene concentrate shipment is expected to occur in the first half of 2024. As of December 31, 2023, the construction of the concentrator plant was completed and the refinery was still under construction.
Products Derived from the Mt. Holland Spodumene Deposits
Spodumene Concentrate
After traditional drill and blasting, load and haul operations of the spodumene ore obtained from the open pit is sent to Run of Mine (ROM) ore pad, from which a crushing circuit is fed. The crushing circuit reduces the granulometry of the material and generates a particle size suitable for processing at the smaller scale DMS circuit of the concentrator plant. This crushing circuit also has an intermediary crushed ore stockpile. The concentrator also has a larger integrated flotation circuit for treatment of the finer portion of ore.
The spodumene concentrate is initially stockpiled in Mt. Holland and a few days later transported approximately 500 kilometers west of the deposit by truck to the coastal area of Western Australia, either to a warehouse near the port of Bunbury for direct export or to the production plant located in Kwinana.
Lithium Hydroxide
At the Kwinana refinery, the spodumene concentrate feed is calcined in a rotary kiln and afterwards treated with sulfuric acid. The sulfated calcine is transferred to the leaching and impurity removal area and leached with a process liquor. The slurry is then neutralized and filtered. The filtrate is pumped into the purification area where it is passed through a filter to remove fine entrained particles and later enters the solution causticization area where caustic soda (NaOH) is added to convert the lithium sulfate to lithium hydroxide (LiOH) plus sodium sulfate (Na2SO4). Lithium hydroxide is then crystallized, dried and finally packaged for shipment and subsequent commercialization. The production capacity of the lithium hydroxide plant is designed to take the whole concentrate production from Mt. Holland and transform it into 50,000 metric tons of lithium hydroxide per year upon completion of its construction.
Future production will depend on the actual volumes and quality of the spodumene concentrate shipped by the concentrator operation, the refinery plant performance and prevailing market conditions.
Raw Materials
The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate, lithium hydroxide and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production), calcium oxide, sulfuric acid, hydrochloric acid, kerosene, sulphur, anti-caking and anti-dust agents, calcium oxide, potassium carbonate, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 27% of our cost of sales in 2023.
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
For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019 and some annual contracts to supply possible increases in demand. In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas at our Lithium Chemical production facility and the Salar de Atacama.
We obtain ammonium nitrate, sulfuric acid, hydrochloric acid, kerosene, sulphur, calcium oxide and soda ash from several large suppliers, mainly in Chile, the United States and Europe, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.
At Mt. Holland, different reagents are added at various points in the concentrator. Ferrosilicon is added to facilitate the gravity separation in the DMS circuit, and a flotation reagent is consumed in the flotation circuit, among others. The reagents are stored at a weatherproof storage shed on site. In the refinery, sulfuric acid and caustic soda will be delivered via pipeline, and all other reagents by truck to a designated off-loading facility for storage within the refinery.
For main power supply at Mt. Holland, the substations on site were connected in January 2023 to Western Power’s 132kV grid power network (Bounty station). At the Kwinana refinery, the power is supplied from Western Power’s grid connection via the 132/22kV Kwinana Beach Power (KBP) switchyard which was commissioned in October 2023.
To support the heating in the pyrometallurgical system of the refinery, a gas pipeline between the existing ATCO natural gas network and the Kwinana refinery site boundary was connected and installed. Gas will be supplied by a local supplier. A diesel refueling facility is to be installed on site in 2024 with diesel fuel being trucked to site.
We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.
Water Supply
We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our lithium carbonate and lithium hydroxide production processes at our Lithium Chemical production facility, and we also purchase potable water from local utility companies.
We have proposed projects which would allow us to use seawater in the future. These seawater projects could face timing issues and uncertainty with permits which make them difficult to develop and construct.
The main source of potable water for Mt. Holland mine is a water pipeline from Goldfields pipeline (Water Corporation) which is linked at approximately 2.5 kilometers north west of the Moorine Rock townsite, and transported through a 136 kilometers below ground water pipeline. Water on site is stored in tanks, and the pipeline water tanks supply reticulated water to raw/fire water tanks, and to a central potable water treatment system for personal consumption. There are additional potable water storage tanks at the campsite. Water for the refinery will be sourced from Kwinana Water Reclamation Plant (KWRP), however during outages (i.e. during KWRP plant maintenance) the system is designed with the flexibility of changing water source via an interchangeable spool and associated controls to be able to easily source potable water supply from Water Corporation.

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
We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions, as well as concession and exploitation lease agreements, granted pursuant to applicable Chilean law. Exploitation concessions grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period, and to subsequently request a corresponding exploitation concession.
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
We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes to the Chilean Constitution could impact a wide range of rights, including mining rights, water rights and property rights generally, and could affect our business, financial condition and results of operations.” and “—Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.” The Chilean Constitution, the Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial conditions and results of operations.
We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authorities. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.
We are subject to tax regulations in Chile and in the other countries in which we operate. In 2005, Law No. 20,026, known as the “Law to Establish a Specific Tax on Mining Activity” (Ley que Establece un Impuesto Específico a la Actividad Minera) or the “Royalty Law”, established a tax to be applied to mining activities developed in Chile. In 2010, modifications were made to the Royalty Law and taxes were increased.
On February 24, 2020, Law No.21,210 the “Law to Modernize the Tax Legislation” was published. As a result of these reforms, open stock corporations, such as SQM, are subject to the general corporate tax rules. The corporate tax rate that applies to us increased to 27% in 2018.
The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial conditions and results of operations. For example, in 2022 Law No. 21,420 was published (later modified by Law No. 21,649 of 2023) which considerably increased the amount payable for mining exploitation and exploration patents.
We are also subject to the Chilean Labor Code and the Subcontracting Law No 20,123, which are overseen by the Labor Authority (Dirección del Trabajo), the National Geology and Mining Service (Servicio Nacional de Geología y Minería) or “Sernageomin”, and the National Health Service. Recent changes to these laws and their application may have a material adverse effect on our business, financial condition and results of operations. In April 2023, Law No. 21,561 was published, which established a reduction in the weekly working day from 45 to 40 hours. This reduction in working hours will imply increases in labor costs for both direct employees and subcontracted personnel. See “Item 3.D. Risk Factors—Risks Relating to Our Business—We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.”

In addition, we are subject to Law No. 20,393, which establishes criminal liability for legal entities, for a number of crimes. This law was modified by Law No. 21,595 published in August 2023, which introduced additional crimes for which companies and company executives are responsible in Chile, including crimes for environmental impacts.
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
Law No. 21,455, which was published in the Official Gazette on June 21, 2022, establishes a legal framework for facing the challenges derived from climate change and complying with the Chilean State’s international commitments regarding such issue. Law No. 21,455, amends the Chilean Corporations Act to require open stock corporations registered in the Securities Registry to periodically provide information to CMF in connection with the impact of their activities on the environment and climate change.
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
Safety, Health and Environmental Regulations in Chile
Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente) and Law No.16,744 of the Labor Code relating to workplace accidents and occupational diseases (“Law No. 16,744”).
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
The regulations set in Law No. 16,744 and the Mine Health and Safety Act protect workers and nearby communities from health and safety hazards. The Health and Basic Conditions Act along with our Internal Mining Standards (Reglamentos Internos Mineros) establish guidelines to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and relevant regulatory bodies are entitled to use their enforcement powers to ensure compliance with the law.
In November 2011, the Ministry of Mining enacted Law No. 20,551 that regulates the closure of mining sites and facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute became effective in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to the execution of measures to obtain the physical and chemical stability of the mining site and its facilities, as well as the protection of life, health, safety of people and the environment, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines. In 2021, approvals of the updates of the closure plan for Tocopilla and Pedro de Valdivia sites were renewed, while in 2022, approvals of the updates of the closure plans for the Salar de Atacama, Lithium Chemical production facility, Coya Sur, Nueva Victoria and Pampa Orcoma were received. Finally, during the year 2023, the update of the closure plans for the Pampa Blanca and María Elena sites was approved.
We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to limit any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System.
Since our sustainable development plan was announced, we have participated in voluntary qualifications such as Ecovadis, international certifications such as Responsible Conduct from the Association of Chemical Industries of Chile, Protect&Sustain from the International Fertilizer Association, ISO 14001, ISO 45001 and ISO 50001, and the Standard IRMA Evaluation Audit, to promote responsible mining.
In 2021, the Port of Tocopilla was certified for Responsible Conduct, obtaining level 2 certification. Likewise, during 2022, the Nueva Victoria Site was recertified, obtaining level 1 certification. On the other hand, the Protect&Sustain certification applies to the operations of Coya Sur, Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla.
Regarding the ISO management systems, the Port of Tocopilla was certified in January 2022 in ISO 14001. We completed ISO 14001 and 45001 certification process in the Salar de Atacama and our Lithium Chemical production facility. During 2023, we completed ISO 14001 and 45001 recertification of our management systems in the Salar de Atacama and our Lithium Chemical production facility and the implementation process of ISO 50001 in the Salar de Atacama, Nueva Victoria and Coya Sur operations to support decarbonization goals associated with energy management systems. In 2023, the Port of Tocopilla was certified by EcoPorts, a leading environmental initiative for the European port sector.
In line with our sustainability goals, during 2022-2023, we continued with the IRMA evaluation process and completed the on-site evaluation audit (phase 2) in the Salar de Atacama operation. In September 2023, our lithium mining operations in the Salar de Atacama achieved IRMA 75, the highest score to date.
As a result of our participation in the DJSI assessment during 2023, we were accepted into DJSI World and Emerging Markets indices, two years ahead of our internal goal, maintained our inclusion in DJSI Mila and Chile indices, and were included into the Sustainability Yearbook 2024. We also completed the CDP evaluation for water in which we achieved a B- rating, a level higher than the world average and the chemical industry average (category C).
We have submitted and will continue to submit environmental impact assessment studies related to our projects to the governmental authorities, whenever an appropriate authorization is required in order to maintain and to increase our production capacity.
Specific regulations for mining operations in Western Australia
Our Australian operations are subject to a broad range of laws and regulations imposed by local and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. Additionally, there are also some state-specific regulations for projects located in Western Australia, including labor laws, occupational health and safety laws, payroll taxes, state mining royalties (payable on product extracted and sold) and environmental laws administered by different government departments. For SQM’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state government of Western Australia.

In Australia, the government owns the land and rights to extract minerals from the land and allows parties to apply for tenure to explore or mine the land. SQM (directly or through joint ventures) has obtained the right to mining tenure from the WA government to conduct its exploration and mining operations in Australia. The Mining Act 1978 (WA) ("Mining Act of WA") and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid and expenditures are met), exploration licenses (that allow companies to explore for mineral resources on the land covered for a specified period, and to subsequently request a corresponding mining lease) and miscellaneous licenses and general purpose leases, (for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration or undertaking particular exploration activities.
SQM’s operations are subject to both state and federal environmental laws and regulations, which can involve obtaining environmental approvals and licenses in order to carry out exploration and mining operations. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the "EPBC Act") is the Australian Government's central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, and heritage places. Under the EPBC Act new projects may require federal government approval if it has, will have or is likely to have a significant impact on ‘matters of national environmental significance’. The Australian Government’s Department of Climate Change, Energy, the Environment and Water manages the referral and assessment process under the EPBC Act.
On a state level, SQM is subject to the Environmental Protection Act 1986 (WA) ("EPA"). Under the EPA, SQM is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to SQM’s tenure. If a proposal is likely to have a significant impact on the environment it should be referred to the Western Australia Environmental Protection Authority to determine whether an environmental assessment is required. The Western Australia Department of Mines, Industry Regulation and Safety (DEMIRS) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. This includes DEMIRS together with the Western Australia Department of Water and Environmental Regulation (DWER) regulating the mining industry to ensure environmental compliance and implementation of best practice environmental management in accordance with the obligations imposed by the EPA and the Mining Act of WA.
A recent update to the Western Australia Health & Safety requirements has resulted in the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, "WHS Act"). The WHS Act updates the old Mines Safety and Inspection Act 1994 (WA) and corresponding regulations and now extends personal responsibilities to company Directors or person's conducting a business or undertaking ("PCBUs") to comply with work health and safety obligations. Under the WHS Act, PCBUs have a primary duty of care to ensure the health and safety of workers while they are at work (this also includes statutory positions such as site senior executives and exploration managers). The major change in the work health and safety legislation is the requirement for operating companies to have a Mine Safety Management System which includes requirements that address health monitoring, construction work, emergency management, fitness for work, risk management, training of employees and assurance activities.
In Australia there have been a number of changes to Federal employment laws with more on the horizon. These include amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act (Cth) through the "Closing the Loopholes" and "Respect@Work" changes.
Relevant "Closing the Loopholes" changes include (i) prohibition on discrimination against employees who have experienced family and domestic violence, (ii) "same job same pay" changes that provide employees (or their representatives) with the ability to apply for a "regulated labour hire arrangement order" to require a labour hire provider to pay its employees no less than they would be paid under the host employer’s enterprise agreement, (iii) criminal offenses for intentional wage theft (including large fines and imprisonment) and (iv) increased rights of union delegates in the workplace.
The "Respect@Work" changes introduce an affirmative obligation on employers to eliminate (i) workplace sexual harassment, sex discrimination and sex-based harassment; (ii) conducts that amount to subjecting a person to a hostile workplace environment on the ground of sex; and (iii) certain acts of victimization. There is a particular focus on this issue in the Western Australia mining industry in light of the state Government’s "Enough is Enough: Sexual harassment against women in the FIFO mining industry" report released in September 2022. Some of the changes have already come into effect, with others to commence throughout 2024 and early 2025. We also continue to monitor the progress of further "Closing the Loopholes" changes and the introduction of the "right to disconnect" from work, expected later this year.
The Aboriginal Heritage Act 1972 (WA) (“AH Act”) and the Native Title Act 1993 (Cth) (“NTA Act”) govern obligations relating to Aboriginal heritage and native title when undertaking activities on Australian land. The AH Act protects and manages Aboriginal heritage by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people), even if Native Title has been extinguished. The NTA Act provides a procedure under which Native Titles claims may be made in the Federal Court and regulates all actions, including the grant of mining tenements, which affect Native Title rights. Before undertaking activities on land in Western Australia, SQM is required to check for Aboriginal heritage. Under the AH Act, if an Aboriginal heritage site is identified, there is a regime for permits and approvals to disturb or destroy Aboriginal heritage sites. Under section 18 of the AH Act, the Minister can consent to a party with tenure (over the land where Aboriginal heritage has been identified) impacting on Aboriginal sites, i.e. by undertaking mining activities.
The Australian Foreign Investment Review Board (FIRB), a non-statutory advisory body established in 1976, reviews foreign investment proposals and advises the Treasurer and the Government on the national interest implications of a proposal in accordance with Australia's foreign investment policy (i.e., the Foreign Acquisitions and Takeovers Act 1975 (Cth)). The Australian Treasurer is responsible for making a decision on whether or not to approve foreign investment proposals. Like many countries, Australia reviews foreign investment proposals on a case-by-case basis to ensure they are not contrary to the national interest. The review framework is well-established, practical, and non-discriminatory.
International Regulations
We are subject to complex regulatory requirements in the various jurisdictions in which we operate, including the following implemented during 2023:
Regulation (EC) 1907/2006 (REACH) is the main framework for the control of chemicals in the EU. SQM acts as the main registrant of four substances: iodine, sodium nitrate, potassium nitrate and urea phosphate. At the end of 2022, Commission Regulation (EU) 2020/878 replaced Annex II of REACH and introduced changes to the format of safety data sheets, a key hazard communication tool. Consequently, starting in 2023, all documents issued by SQM subsidiaries in Europe have to comply with this new format.
In October 2023, the Carbon Border Adjustment Mechanism (CBAM) came into effect, in a transitional phase, which introduced the notification of greenhouse gas (GHG) emissions integrated into direct and indirect imports carried out in the EU. In the definitive regime, emissions must be declared along with the corresponding number of CBAM certificates which price is set based on the average weekly auction price of emission rights from the EU Emissions Trading Scheme. SQM's European legal entities provided notification of the emissions associated with the production of imported products during the fourth quarter of 2023 at the beginning of 2024.
We continue our active participation as a member of the Standing Committee on Precursors of the European Commission, which monitors and assists in the implementation of Regulation (EU) 2019/1148 on the marketing and use of explosive precursors. The invoices and safety data sheets of our products covered by Regulation (EU) 2019/1148 inform of such a condition so that our European users are informed and can take the pertinent measures, as well as product safety data sheets, where applicable. During 2023, an e-learning course was implemented to train our employees in Europe which covers basic regulatory concepts on the marketing and use of explosives precursors.
In May 2023, Ecuador published Ministerial Agreement No. 145, which establishes the requirements for authorizations and permits for import, export and marketing of controlled chemical substances, including ammonium nitrate, potassium, sodium, calcium and ammonium, among other substances. Currently, our SQM Ecuador subsidiary has authorizations for the import and distribution of controlled products included in the commercial portfolio of Ecuador.
In August 2023, the Regulation of Law No. 21,349 was published in the Official Gazette of Chile, which established standards on the composition, labeling and marketing of fertilizers and biostimulants to be applied starting August 2026.
In the field of international transport, SQM actively participated through the Chilean Chemical Industry Association in the 38th and 39th meetings of the Editorial and Technical Group and the 9th meeting of the Sub-Committee on Carriage of Cargoes and Containers of the International Maritime Organization (IMO). IMO Maritime Safety Committee Resolution

MSC.539(107) amended the International Maritime Solid Bulk Cargoes Code (IMSBC Code) with the addition of new entries for potassium nitrate and sodium nitrate as Group C cargoes.
Research and Development, Patents and Licenses
See “Item 5.C. Research and Development, Patents and Licenses.”
4.C.Organizational Structure
All of our principal operating subsidiaries are essentially wholly owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM Chile S.A., which is 51% owned by us. The following is a summary of our main subsidiaries as of December 31, 2023.

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
4.D. Property, Plant and Equipment
Mineral Reserves and Resources
Information concerning our mining properties in this Form 20-F has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K. Among other things, subpart 1300 of Regulation S-K requires disclosure of mineral resources, in addition to mineral reserves, as of December 31, 2023, both in the aggregate and for each of our individually material mining properties. Our mineral reserves and resources are estimated by individuals deemed Qualified Persons ("QP") according to the standards set forth in subpart 1300 of Regulation S-K.
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
Mineral resources and reserves are defined in subpart 1300 of Regulation S-K as follows:
•Mineral resource. A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
•Mineral reserve. An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
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
Mineral resource classifications are differentiated under subpart 1300 of Regulation S-K, in part, as follows:
•Measured resource. That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
•Indicated resource. That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a QP to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
•Inferred resource. That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
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
We estimate ore resources and reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drillholes and other openings. Drillholes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters, 100T (~100x50 meters) and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows us to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches.
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

200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
8,000,000
7,900,000
7,800,000
7,700,000
7,600,000
7,500,000
7,400,000
7,300,000
7,200,000
7,100,000
N
W
E
S
ARICA
XV Region
PAMPA ORCOMA
IQUIQUE
I Region
NUEVA VICTORIA
TOCOPILLA
II Region
MARIA ELENA
COYA SUR
CALAMA
PEDRO DE VALDIVIA
SALAR DE ATACAMA
PAMPA BLANCA
ANTOFAGASTA
BUFALO
PLANTA QUÍMICA CARMEN
TALTAL
Republic of Chile
Chilean Antartic Territory
90°
53°
South Pole
100 Kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSION
EXPLOTATION CONCESSION LEASED TO CORFO
CITIES AND TOWNS

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:4.000.000

Date: December 31, 2023

0 20 40 80 120 160 Kilometers

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

Figure 1. Location of SQM mining operations in Chile and the exploitation and exploration mining concessions. Location coordinates longitude and latitude, respectively: of (i) Salar de Atacama (68°24’36.00"W), (23°33’3.60"S); (ii) Nueva Victoria: (69°39’48"W), (20°57’37"S); (iii) Pampa Orcoma: (69°57’22"W), (19°56’19"S); and (iv) Pampa Blanca (69°38’11"W), (23°09’49"S).

The map below shows the location of our principal mining operations in Australia and the exploitation and exploration mining concessions that have been granted to the Mt. Holland Joint Venture.
Figure 2. Australia’s south-west showing the location of the Mt Holland Project Mine Site, Concentrator and Refinery; location of Mt. Holland tenements; Kwinana refinery site in Perth, Western Australia. Location coordinates longitude and latitude, respectively of (i) Mt. Holland Tenements: (119º45’0”E), (32º5’24”S); (ii) Kwinana Refinery: (115º46’12”E), (32º13’12”S).

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
As of December 31, 2023, approximately 99.56% of SQM’s mining interests in Chile were held pursuant to Mining Exploitation Concessions and 0.46% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 99% already have been granted pursuant to applicable Chilean law, and approximately 1% are in the process of being granted. Of the Mining Exploration Concessions, approximately 100% already have been granted pursuant to applicable Chilean law.
In 2023, we made payments of US$8.5 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Corfo Agreements, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.
The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2023:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,708	508,069	2	1,000	2,710	509,069
Region II	8,889	2,347,798	37	11,900	8,926	2,359,698
Region III and others	460	105,253	1	100	461	105,353
Total	12,057	2,961,120	40	13,000	12,097	2,974,120
The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.
The current modifications to the Mining Code under Chilean Law No. 21,420 and others, modified the amount of mining protection through the creation of article 142 bis, determining that, a reduced mining patent is not contemplated for exploitation of mining concessions which economic interest is related to non-metallic substances. However, it allows the reduction of patent for exploitation concessions, when verifying work in the concession and/or accrediting the obtaining of an RCA with respect to its exploration project in the Environmental Impact Assessment System.
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
The majority of the project properties are currently registered in equal parts to MH Gold, an affiliate of Wesfarmers Limited, and SQM Australia, an affiliate of SQM. The project is a joint venture, in which SQM owns 50% and Wesfarmers Limited owns the remaining 50% (the “Mt. Holland JV”), and is managed by Covalent Lithium Pty Ltd (“Covalent”), an entity owned 50% by SQM and 50% by Wesfarmers. Covalent is neither the registered holder nor the applicant of the project properties under the Mining Act of WA.
The Kwinana refinery development is located on a long-term lease covering 40.5 hectares at Lot 15, Mason Road in Kwinana. The lease was registered by Covalent with Development WA in September 2021.

Costs
Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2023		2022		2021
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	60%	US$68/kg	63%	US$59/kg	45%	US$36/kg
Specialty Plant Nutrition	43%	US$1,088/ton	38%	US$1,383/ton	29%	US$787/ton
Industrial Chemicals	19%	US$971/ton	32%	US$1,124/ton	17%	US$757/ton
Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2023		2022		2021
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	21%	US$514/ton	56%	US$910/ton	39%	US$466/ton
Lithium and Derivatives	43%	US$30,520/ton	55%	US$52,000/ton	47%	US$9,300/ton
Summary of Mineral Reserves and Resources
The following tables summarize our estimated mineral reserves and resources as of December 31, 2023. The quantity of the mineral resources is estimated on an in situ basis as attributable to us. Mineral resources are reported exclusive of mineral reserves. The quantity of the mineral reserves is estimated on a saleable product basis as attributable to us. The relevant technical information supporting mineral reserves and resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries (“TRS”) filed as Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5 to this Form 20-F.

Summary Mineral Reserves at End of the Fiscal Year Ended December 31, 2023(1),(2)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Vol Mm3)	Grade (% Li by weight)	Amount (Vol Mm3)	Grade (% Li by weight)	Amount (Vol Mm3)	Grade (% Li by weight)
Lithium—Brines: (3), (4), (5), (6)
Salar de Atacama, Chile	104	0.20	107	0.20	211	0.20

	Amount (Mt)	Grade (Li2O%)	Amount (Mt)	Grade (Li2O%)	Amount (Mt)	Grade (Li2O%)
Lithium—Pegmatite: (7)
Mt. Holland, Australia	10.7	1.55	31.2	1.57	42	1.57

	Amount (Vol Mm3)	Grade (% K by weight)	Amount (Vol Mm3)	Grade (% K by weight])	Amount (Vol Mm3)	Grade (% K by weight)
Potassium: (3), (4), (5), (6)
Salar de Atacama, Chile	104	2.31	107	2.16	211	2.24

	Amount (Mt)	Grade (% NO3 by weight)	Amount (Mt)	Grade (% NO3 by weight)	Amount (Mt)	Grade (% NO3 by weight)
Nitrate: (8), (9), (10)
El Norte Grande Caliche, Chile
Pedro de Valdivia	99	9.1	112	5.8	211	7.3
Maria Elena	94	8.1	10	6.9	104	8.0
Pampa Blanca	30	6.1	12	6.3	42	6.2
Nueva Victoria	202	5.6	529	5.1	731	5.2
Pampa Orcoma	—	—	309	6.9	309	6.9
Total	425	7.0	972	5.8	1,397	6.1

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (8), (9), (10)
El Norte Grande Caliche, Chile
Pedro del Valdivia	99	522	112	366	211	439
Maria Elena	94	491	10	374	104	480
Pampa Blanca	30	460	12	455	42	459
Nueva Victoria	202	432	529	415	731	420
Pampa Orcoma	—	—	309	413	309	413
Total	425	468	972	409	1,397	427
________________________________________________
(1)Comparisons of values may not add due to rounding of numbers and the differences caused by averaging.
(2)The units "Mm3", “Mt”, “kt”, “ppm” and % refer to million cubic meters, million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(3)Salar de Atacama, Chile. The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire life of mine (LoM) is approximately 52% for lithium and approximately 74% for potassium.
(4)Salar de Atacama, Chile. The average lithium and potassium concentration is weighted by the simulated extraction rates in each well.

(5)Salar de Atacama, Chile. The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(6)Salar de Atacama, Chile. This reserve estimate differs from the in-situ base reserve previously reported (SQM, 2020) and considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Lease Agreement in 2030 (end of LoM). The QP for the Mineral Reserves is Rodrigo Riquelme.
(7)Mt. Holland, Australia. Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly spodumene mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%. Tantalum recovery is estimated at 0%. A total operating cost of US$4,979 per metric ton for Lithium hydroxide production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in a mineral reserves cut-off grade of 0.5% lithium oxide based on a selling lithium hydroxide price of US$11,000 per metric ton FOB. The QP for the Mineral Reserves is David Billington with an effective date: December 15, 2021. No material changes have been reported since that date.
(8)El Norte Grande Caliche, Chile. The cutoff grades of the proven and probable Reserves vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. The cut-off grade is for nitrate content, while also considering the iodine content.
(9)El Norte Grande Caliche, Chile. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%.
(10)The mineral resource and reserve estimate considers a cut-off grade of 300 ppm for iodine (I2) based on the production costs of iodine and derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected Iodine price of US$42,000 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 3.0% sodium nitrate has been set by SQM based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades reported as probable resource estimates. The factors applied to iodine and nitrate grades are 0.9 and 0.85 respectively. The QPs for Nueva Victoria and Pampa Blanca mineral reserves are Marco Fazzi, Marco Lema and Gino Slanzi.

Summary Mineral Resources Exclusive of Reserves at End of the Fiscal Year Ended December 31, 2023 (1), (2), (3)

	Measured Mineral Resource		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
	Amount (Vol Mm3)	Grade (% Li by weight)	Amount (Vol Mm3)	Grade (% Li by weight)	Amount (Vol Mm3)	Concentration (% Li by weight)	Amount (Vol Mm3)	Grade (% Li by weight)
Lithium—Brines:(4), (5)
Salar de Atacama, Chile	2.254	0.20	1.435	0.160	3.689	0.180	1.614	0.133

	Amount (Mt)	Grade (Li2O%)	Amount (Mt)	Grade (Li2O%)	Amount (Mt)	Grade (Li2O%)	Amount (Mt)	Grade (Li2O%)
Lithium—Pegamite:(6)
Mt. Holland, Australia	13.5	1.58	30.5	1.45	44.0	1.49	3.5	1.38

	Amount (Vol Mm3)	Grade (% K by weight)	Amount (Vol Mm3)	Grade (% K by weight)	Amount (Vol Mm3)	Grade (% K by weight)	Amount (Vol Mm3)	Grade (% K by weight)
Potassium:(4)t, (5)
Salar de Atacama, Chile	2.254	1.80	1.435	1.70	3.689	1.77	1.614	1.77

	Amount (Mt)	Grade (% NO3 by weight)	Amount (Mt)	Grade (% NO3 by weight)	Amount (Mt)	Grade (% NO3 by weight)	Amount (Mt)	Grade (% NO3 by weight)
Nitrate: (7), (8)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	7.6	138	7.6	52	6.1
Maria Elena	21	11.1	119	10.0	140	10.2	117	7.2
Pampa Blanca	17	5.3	534	6.3	551	6.3	223	5.4
Nueva Victoria	—	—	20	4.7	20	4.7	49	5.3
Pampa Orcoma	—	—	18	7.4	18	7.4	—	—
Total	38	8.5	829	7.0	867	7.1	441	5.9

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (7), (8)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	564	138	564	52	409
Maria Elena	21	489	119	465	140	469	117	362
Pampa Blanca	17	563	534	561	551	561	223	511
Nueva Victoria	—	—	20	415	20	415	49	372
Pampa Orcoma	—	—	18	457	18	457	—	—
Total	38	522	829	542	867	541	441	444
________________________________________________
(1)Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(2)The units "Mm3", “Mt”, “kt”, “ppm” and % refer to million cubic meters, million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.

(3)Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.
(4)Salar de Atacama, Chile. Mineral resources are reported as in-situ and exclusive of mineral reserves, where the estimated mineral reserve without processing losses during the reported LoM and real declared extraction from 2023 were subtracted from the mineral resource inclusive of mineral reserves. A direct correlation between proven reserves and measured resources, as well as probable reserves and indicated resources was assumed.The QP for the Mineral Resources is Juan Becerra.
(5)Salar de Atacama, Chile. The mineral resource and reserve estimate consider a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(6)Mt. Holland, Australia. Mineral resource tonnage and measured content have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported as exclusive of mineral reserves. Resource disclosed corresponds to the resources attributable to SQM. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut off grade include mine gate pricing of US$800 FOB per ton of 6% Li2O concentrate, AUS$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of AU$0.75:US$1.00. These economics define a cut-off grade of 0.50% Li2O. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes have been reported since that date.
(7)El Norte Grande, Caliche, Chile. To calculate measured resources, SQM uses the RGM100T and RGM50 data results combined in a 3D block model built using Kriging and applying some criteria: caliche thickness ≥ 2.0 m; overload thickness ≤3.0 m; waste / Mineral Ratio ≤ 1.5; and cut-off grades of NaNO3 (3%) and Iodine (300 ppm). To calculate indicated resources, SQM uses the RGM100 and RGM200 data results combined using the inverse distance weighting (IDW). To evaluate Probable Reserves a reduction on grades must be consider as consequence of the deposit geological variability which determines a contrasting decrease in grades by going from 200x200 meters research grids to lower 100T (~100x50 meters) or 50x50 meters grids. The mineral resource estimates were prepared by Marco Fazzi (who is the QP for these mineral resource estimates), reported using the S-K 1300 Definition Standards adopted December 2018. The QPs for Nueva Victoria and Pampa Blanca mineral reserves are Marco Fazzi, Marco Lema and Gino Slanzi.
(8)El Norte Grande, Caliche, Chile. The estimate was completed using a SG of 2.1 ton/m³. Cut-off grade for iodine is 300 ppm. The cutoff grades of the mineral resources vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. In our mining sites, the cut-off grade is for nitrate content considers iodine. The mineral reserve estimate considers a cut-off grade of 300ppm for iodine (I2) based on the production costs of Iodine and derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected iodine price of US$42,000 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates where the cut-off grade of 3.0% NaNO3 has been set by SQM based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040.
Material Individual Properties
To determine our individually material mining operations in accordance with subpart 1300 of Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of our overall business and financial condition. Such assessment included our aggregate mining operations on all of our mining properties, regardless of the stage of production or the type of mineral produced. Quantitative factors included, among others, mining operations’ relative contributions to our aggregate historical and estimated revenues, cash flows, and EBITDA. Qualitative factors may include, as applicable, capital expansion plans, long-term pricing outlook, the regulatory environment and various strategic priorities. We concluded that, as of December 31, 2023, our individually material mines are the caliche ore mines at Nueva Victoria, Pampa Blanca and Pampa Orcoma in El Norte Grande region of Chile, the brines in the Salar de Atacama in Chile and the Mt. Holland lithium project in Western Australia. We will update our assessment of individually material mines on an annual basis.

Information that follows relating to such individually material properties is derived, for the most part, from, and in some instances is an extract from, the TRS relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Form 20-F. The relevant TRS for the Salar de Atacama property, the Nueva Victoria property, the Pampa Blanca property and the Pampa Orcoma property, and the Mt. Holland lithium project properties are included as Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5, respectively, to this Form 20-F.
El Norte Grande Caliche, Chile
Our mining operations are concentrated in the First Region of Chile, where we mainly work in the mining areas of Tente en el Aire, Nueva Victoria Oeste, Hermosa and Torcaza, and in the Second Region of Chile, where we work in the mining area of Pampa Blanca.
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
Facilities
Nueva Victoria
The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche ore to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 27 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. The nitrate-rich salts are sent to Coya Sur, which is a process plant located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,300,000 metric tons per year. There are also four production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.
Pampa Blanca
The Pampa Blanca Project mine and facilities are located in the Antofagasta Region of northern Chile. It is located 100 kilometers northeast of the city of Antofagasta, in the commune of Sierra Gorda. The property has an area of 51,201 hectares and is composed of 152 mining concessions. The Pampa Blanca Project aims to produce salts rich in iodide, iodine and nitrate from the processing of caliche that will be extracted from deposits rich in this mineral. The Pampa Blanca Mining Plan considers an initial extraction of caliche at a rate of 5.0 million metric tons per year between 2024-2029, followed by an extraction rate of 12 million metric tons per year from 2030 onwards. For the period 2024-2030 a total extraction of 42 million metric tons of caliche is projected with an average grade of 459 ppm of iodine and 6.2% of nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, consists of heap leaching with fresh water or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in a chemical plant to transform it into elemental iodine in prill format. Solar energy and electricity are the main sources of energy for this operation. The Pampa Blanca Project facilities also include operation centers for the heap leaching process, iodide plant, and evaporation ponds.

Pampa Orcoma
The Pampa Orcoma Project is located in the Tarapacá Region of northern Chile. It is situated 99 kilometers to the northeast of the city of Iquique, in the community of Huara. The property covers an area of 10,296 hectares and is composed of 45 mining concessions. The Pampa Orcoma Project aims to produce iodide, iodine and nitrate-rich salts from the processing of caliche that will be extracted from deposits rich in this mineral. The Pampa Orcoma Mining Plan considers an initial extraction of caliche at a rate of 8.4 million metric tons per year during the first four years of operation, followed by an extraction rate of 20 million metric tons per year from the fifth year of operation onwards. For the 16 year of LoM, a total extraction of 287.4 million metric tons of caliche is projected with an average grade of 408 ppm iodine and 6.7% nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, involves leaching with seawater or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in chemical plants to transform it into elemental iodine in prill format. The Pampa Orcoma Project contemplates the construction of the following facilities: iodide and iodine production plants, with a capacity of 2,500 metric tons per year (of equivalent iodine), evaporation ponds to produce salts rich in nitrate at a rate of 320,325 metric tons per year and a seawater adduction pipe to meet the water needs. Solar energy and electricity are the primary sources of energy for this future operation. The development of the Pampa Orcoma Project was postponed to 2030, with no changes to the project information since December 31, 2022.
The following table provides a summary of our El Norte Grande production facilities as of December 31, 2023:

Facility	Type of Facility	Approximate Size (hectares)(1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,300 Crystallized nitrates: 1,200 Prilled nitrates: 360	11.37	676.3
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 13.0	11.26	596.7
Pampa Blanca (6)	Concentrated nitrate salts and iodide production	4,808	Iodide: 1.3	16.73	8.1
Pampa Orcoma (8)	Concentrated nitrate salts and iodine production	7,387	Iodine: 2.5	—	—
________________________________________________
(1)Approximate size considers both the production facilities and the mine for Nueva Victoria Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)Weighted average age and gross book value correspond to production facilities, excluding the mine, for Nueva Victoria and the Tocopilla port facilities.
(3)Includes production facilities and solar evaporation ponds.
(4)The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)Includes production facilities, solar evaporation ponds and leaching heaps. The total iodine production capacity includes the capacities of our Nueva Victoria and Pedro de Valdivia plants. The effective iodine capacity is 14,300 metric tons per year.
(6)The iodide production is sent to our Nueva Victoria plant to produce iodine in prilled format.
(7)Includes production facilities and nitrate solutions ponds
(8)The development of the Pampa Orcoma project was postponed to 2030 without any changes to the information reported as of December 31, 2022.
We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields
The following table shows certain operating data relating to each of our El Norte Grande mines for 2023, 2022 and 2021:

(in thousands, unless otherwise stated)	2023	2022	2021

Coya Sur(1)
Metric tons of crystallized nitrate produced	642	725	820

Nueva Victoria
Metric tons of ore mined	43,450	44,324	41,428
Iodine (ppm)(2)	398	430	441
Metric tons of iodine produced	13.9	12.4	10.2
________________________________________________
(1)Includes production of finished products at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrates.
(2)Includes production of iodine in prill form from our Nueva Victoria plant.
Reserves and Resources
According to our experience in caliche ore, the grid pattern drillholes with spacings between 50 and 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.
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
1.Unit tonnage conversion criteria in both measured resources and indicated resources.
2.Grade conversion criteria: unit factor in measured resources and lower than unit and variable according to the mine, in the Iodine and Nitrate grades, for the indicated resources, due to the variability of the deposit.
3.Application of the factor associated with related environmental permit, not qualifying as reserves the resources defined in sectors without an environmental permit and qualifying as proven/probable reserves the measured/indicated resources associated with sectors with an effective environmental permit or Sectorial Authorization in force.

Nueva Victoria—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6,7,8,9

	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades[1]	Metallurgical recovery [2]
Proven mineral reserves	202	5.6	432	Nitrates 3.0%. Iodine 300 ppm	50%-70%
Probable mineral reserves	529	5.1	415
Total mineral reserves	731	5.2	420
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cutoff of 3% for nitrates and 300 ppm iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤1.5 are applied.
(2)Proven Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)Probable Mineral Reserves are based on Indicated Mineral Resources at the criteria described in (1) above with a grade call factor of 0.9 for iodine and 0.85 for nitrates confirmed by operating experience.
(4)Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(5)The units “Mt”, “kt”, “ppm” and % refer to million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(6)Mineral Reserves are based on an iodine price of US$42,000 per metric ton and a nitrate price of US$295 per metric ton. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(7)Marco Fazzi, Marco Lema and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(8)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(9)Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.
Nueva Victoria—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6

	Resources
	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grade[5]
Measured mineral resources	—	—	—	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	20	4.7	415
Measured + Indicated mineral resources	20	4.7	415
Inferred mineral resources	49	5.3	372
________________________________________________
(1)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.
(2)Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LoM was subtracted from the Mineral Resource inclusive of Mineral Reserves. All Measured and Indicated Mineral Resources have been converted into Mineral Reserves; as a result, only Inferred Mineral Resources are reported in this TRS.
(3)Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods
(4)The units “Mt”, “ppm” and % refer to million metric tons, parts per million, and percent by weight, respectively.
(5)The Mineral Resource estimate considers a cut-off grade of 3% for nitrates and 300 ppm for iodine, based on accumulated cut-off iodine grades and operational average grades, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m. The iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi, Marco Lema and Gino Slanzi are the QPs responsible for the Mineral Resources.

Pampa Orcoma—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6,7,8,9

	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades[1]	Metallurgical recovery [2]
Proven mineral reserves	—	—	—	Nitrates 3.0%, Iodine 300 ppm	50%-70%
Probable mineral reserves	309	6.9	413
Total mineral reserves	309	6.9	413
________________________________________________
(1)Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(2)The units “Mt”, “ppm” and %, refer to million metric tons, parts per million and percent by weight, respectively. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)The Mineral Reserve estimate considers a cut-off grade of 300 ppm for iodine and 3.0% for nitrates, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium- and long-term prices forecast of generating iodine.
(4)Modifying factors of historical operational use in various of SQM’s mining facilities, are applied to iodine and nitrate grades, the factors applied to iodine and nitrate grades are 0.9 and 0.85, respectively.
(5)Mineral Resources in the area without an environmental permit are estimated at 18 Mt.
(6)Mineral Reserves are reported as in-situ ore.
(7)Marco Fazzi, Marco Lema and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(8)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(9)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.
Pampa Orcoma—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6,7

	Resources
	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grade[1,2]
Measured mineral resources	—	—	—	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	18	7.4	457
Measured + Indicated mineral resources	18	7.4	457
Inferred mineral resources	—	—	—
________________________________________________
(1)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.
(2)Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LOM was subtracted from the Mineral Resource inclusive of Mineral Reserves.
(3)Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods.
(4)The units “Mt”, “ppm” and %, refers to million metric tons, parts per million and percent by weight, respectively.
(5)The Mineral Resource estimate considers a cut-off grade of 300 ppm for iodine and 3.0% for nitrates, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium and long term prices forecast for prilled iodine production.
(6)Marco Fazzi is the QP responsible for the Mineral Resources.
(7)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.

Pampa Blanca—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6,7,8,9

	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grades[1]	Metallurgical recovery [2]
Proven mineral reserves	30	6.1	460	Nitrates 3.0%, Iodine 300 ppm	50%-70%
Probable mineral reserves	12	6.3	455
Total mineral reserves	42	6.2	459
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cutoff of 3% for nitrates and 300 ppm iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤1.5 are applied.
(2)Proven Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)Probable Mineral Reserves are based on Indicated Mineral Resources at the criteria described in (1) above with a grade call factor of 0.9 for iodine and 0.85 for nitrates confirmed by operating experience.
(4)Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(5)The units “Mt”, “kt”, “ppm” and % refer to million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(6)Mineral Reserves are based on an iodine price of US$42,000 per metric ton and a nitrate price of US$295 per metric ton. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(7)Marco Fazzi, Marco Lema and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(8)The QPs are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(9)Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.
Pampa Blanca—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20231,2,3,4,5,6

	Resources
	Amount (Mt)	Nitrate Grade (% by weight)	Iodine Grade (Parts per million(ppm))	Cut-off grade[1,2]
Measured mineral resources	17	5.3	563	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	534	6.3	561
Measured + Indicated mineral resources	551	6.3	561
Inferred mineral resources	223	5.4	511
________________________________________________
(1)Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves upon the application of modifying factors.
(2)Mineral Resources are reported as in-situ and exclusive of Mineral Reserves, where the estimated Mineral Reserve without processing losses during the reported LoM was subtracted from the Mineral Resource inclusive of Mineral Reserves. All Measured and Indicated Mineral Resources have been converted into Mineral Reserves; as a result, only Inferred Mineral Resources are reported in this TRS.
(3)Comparisons of values may not add due to rounding of numbers and the differences caused by use of averaging methods
(4)The units “Mt”, “ppm” and % refer to million metric tons, parts per million, and percent by weight respectively.
(5)The Mineral Resource estimate considers a cut-off grade of 3% for nitrates and 300 ppm for iodine, based on accumulated cut-off iodine grades and operational average grades, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m. The iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi, Marco Lema and Gino Slanzi are the QPs responsible for the Mineral Resources.

The Nueva Victoria proven mineral reserves of 201.8 million metric tons as of December 31, 2023, decreased by 8.7% from 220 million metric tons as of December 31, 2022. The Nueva Victoria probable mineral reserves of 553 million metric tons as of December 31, 2022, decreased by 4.3% to 529 million metric tons as of December 31, 2023. The decline in mineral reserves was driven by mine exploitation and recategorization of probable reserves in Tente en El Aire sector. The indicated mineral resources of 20 million metric tons at December 31, 2022, had no changes at December 31, 2023. The Nueva Victoria inferred mineral resources of 31 million metric tons at December 31, 2022, increased to 48.5 million metric tons at December 31, 2023.
The Pampa Orcoma probable mineral reserves and indicated mineral resources of 309 million metric tons and 18 million metric tons at December 31, 2023, respectively, remained unchanged from the amounts at December 31, 2022, because there were no material changes that would modify the estimated mineral reserves.
The Pampa Blanca proven mineral reserves of 30.2 million metric tons as of December 31, 2023, decreased by 14.2% from 35.2 million metric tons as of December 31, 2022. The Pampa Blanca probable mineral reserves of 498 million metric tons as of December 31, 2022, decreased by 97.6% to 12.0 million metric tons as of December 31, 2023. The decline in mineral reserves was driven by mine exploitation and the decrease must be attributed to the expiration of the RCA.
The proven and probable reserves shown above are the result of the evaluation of approximately 18.7% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 81.3% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2023, basic recognition of new mining properties in the Franja Oeste sector equivalent to 433 hectares was carried out. With respect to detailed explorations, in 2023, campaigns were carried out to recategorize indicated resources equivalent to 8,730 hectares in the Hermosa Oeste, Pampa Engañadora, Franja Oeste, and Tea Oeste sectors; Cocar and Sector IV of Pampa Blanca. An advanced exploration program is already designed for 2024, intended to cover an area of 5,390 hectares in Tente en el Aire, Nueva Victoria and Franja Oeste sectors. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.
We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.
The information presented in the table with respect to the Nueva Victoria, Pampa Orcoma and Pampa Blanca mines has been validated by the following QPs:
Mr. Marco Fazzi is a Geologist with more than 25 years of experience in the underground and open pit mining operations in metallic and non-metallic deposits. Currently, he works for SQM as a Mineral Resources and Long-Term Planning Manager. He has extensive experience in exploration geology, mineral control geology, geological modeling and resource and reserve estimation management. Mr. Fazzi is a QP as defined in subpart 1300 of Regulation S-K and is registered under No. 287 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with Law No. 20,235 that regulates the role of QPs and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for QPs") and its current regulation in Chile.
Mr. Marco Lema is a Civil Mining Engineer with more than 30 years of experience in the field. Currently, he works for SQM as Superintendent of Mining Resources and Planning. He has worked as a Mining Engineer in Metallic and Non-Metallic deposits, with vast experience in the latter. Mr. Lema is a QP, as defined in subpart 1300 of Regulation S-K and is registered under No. 375 in the Public Registry of QPs in Mining Resources and Reserves in accordance with the Law for QPs and its current regulation in Chile.
Mr. Gino Slanzi is a Civil Engineer. He is currently the General Manager for Inprotec SPA and Senior Consultant for Pares & Alvarez. He has worked for more than 35 years in the development of metallurgical mining projects, the optimization of production plants and on management models. He visited the site in 2022. Mr. Slanzi is a QP as defined in subpart 1300 of Regulation S-K and is registered under No.441 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile.

Mining Concessions for the Exploration and Exploitation of Caliche Ore
We hold our mining rights for caliche ore pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:
(1)“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government; and
(2)“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.
(3)In addition, the current modifications to the Mining Code under Law 21,420 and others, modified the validity of the exploration concessions, which will be four years, allowing the validity to be extended for up to four more years for a single time if geological information is delivered as a result of the exploration or if an RCA has been obtained or an admissible project has been entered into the Environmental Impact Assessment System.
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
As of December 31, 2023, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites is approximately 543,100 hectares. In addition, as of December 31, 2023, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of our mining sites is approximately 400 hectares. We have not requested additional mining rights.
Salar de Atacama, Chile
The operations of SQM in the Salar de Atacama are located in the Antofagasta Region of Chile, which covers the El Loa Province and the San Pedro de Atacama commune. The Salar de Atacama Project is currently in operation for the treatment of brines to obtain lithium and potassium salts, and as such it is in a production stage. The Salar de Atacama deposits are owned by Corfo, which grants special operating contracts or administrative leases to private companies for the extraction of brine. SQM and Albemarle have a lease agreement with Corfo to extract and produce lithium from brines stored in the Salar de Atacama deposit. Consequently, SQM must follow the terms of the agreement and also the conditions established in current RCAs in order to retain operations in the Salar de Atacama. Exploration is routinely carried out within the established areas.
SQM leases an area of about 1,400 square kilometers with permission to extract brines from an area of 820 square kilometers with two core operations. It currently produces lithium at its southwest operation. The lease was signed in 1993 and expires on December 31, 2030.
The closest cities are Calama and Antofagasta, located 160 and 230 kilometers west of the site, respectively. From Calama, the road to the site is through Route R-23, and from Antofagasta, it is via Route B-385.
SQM’s mineral resource in the Salar de Atacama is constituted by in-situ brine within a porous media, and the resource estimate depends on the brine concentration, reservoir geometry, and drainable interconnected pore volume. Within SQM’s concessions, the lithium and potassium resources were estimated based on extensive exploration and many depth-specific samples from each unit.
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
Facilities
Our facilities at the Salar de Atacama are located 210 kilometers to the east of the city of Antofagasta and 190 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, and lithium chloride solutions, which are subsequently sent to the lithium carbonate plant at our Lithium chemical facility for processing. The main production plants at this site include the solar evaporations ponds systems, the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and PC I extension), the potassium sulfate flotation plant (SOP-H), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G3), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). The energy used consists primarily of solar energy, as well as electricity, fuel and gas sources.
Our Lithium Chemical production facility site is located approximately 20 kilometers east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 200,000 tons per year, and the lithium hydroxide plant, with a production capacity of 30,000 tons per year. Lithium chloride (LiCl) solution is concentrated and purified in the lithium chemical plants through stages of contaminant removal (specifically boron, magnesium and calcium content) and conversion reaction to produce: technical grade lithium carbonate; battery grade lithium carbonate; technical grade lithium hydroxide; and battery grade lithium hydroxide. Electricity and natural gas are the main sources of energy for the operations of our Lithium Chemical production facility.
The following table provides a summary of our Salar de Atacama production facilities as of December 31, 2023:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Salar de Atacama	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Lithium sulfate: 90 Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	17.64	1,697.3
Lithium Chemical production facility, Antofagasta	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 200 Lithium hydroxide: 30	8.30	1,051.6
________________________________________________
(1)Approximate size considers both the production facilities and the mine for the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)Weighted average age and gross book value correspond to production facilities, excluding the mine, for the Salar de Atacama.
We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields
The following table shows certain operating data relating to each of our Salar de Atacama operations for 2023, 2022 and 2021:

(in thousands, unless otherwise stated)	2023	2022	2021
Salar de Atacama (1)
Metric tons of potassium chloride, potassium sulfate and potassium salts produced	1,208	984	1,407
Metric tons of dry lithium sulfate produced	51.1	18.9	—
Lithium Chemical production facility (1)
Metric tons of lithium carbonate produced	165.5	152.5	108.4
________________________________________________
(1)Lithium carbonate is produced from concentrated lithium chloride solution obtained at the Salar de Atacama and processed at our Lithium Chemical production facility near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.
Reserves and Resources
The mineral reserve was estimated for potassium and lithium dissolved in brines of the Salar de Atacama considering modifying factors for converting mineral resources to mineral reserves, including the production wellfield design and efficiency, pumping scheme, and recovery factors for lithium and potassium. The projected future brine extraction was simulated using a flow and solute transport model. Numerical modeling was supported by a detailed calibration process and hydrogeological, geological, and hydrochemical data within the exploitation concessions. Based on the current SQM production wellfield, which corresponds to the effective date of mineral resource and reserve declaration that is most representative of 2023, we estimate that our proven and probable reserves of lithium and potassium are as follows:
Salar de Atacama—Summary of Mineral Reserves, Considering Process Recoveries (Effective December 31, 2023)(1),(2),(3),(4),(5),(6)

	Brine Volume (Million cubic meters)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)	Metallurgical recovery (%)
Lithium
Proven mineral reserves (Years 1-3)	104	0.13	0.20	0.05	52
Probable mineral reserves (Years 4-7)	107	0.14	0.20	0.05	52
Total mineral reserves	211	0.27	0.20	0.05	52
Potassium
Proven mineral reserves (Years 1-3)	104	2.20	2.31	1.00	74
Probable mineral reserves (Years 4-7)	107	2.12	2.16	1.00	74
Total mineral reserves	211	4.32	2.24	1.00	74
________________________________________________
(1)The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire LoM is approximately 52% for lithium and approximately 74% for potassium.
(2)The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(3)The average lithium and potassium concentration is weighted by the simulated extraction rates in each well
(4)Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(5)The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.

(6)This reserve estimate considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Corfo Agreements in 2030 (end of LoM). The QP for the Mineral Reserves is Rodrigo Riquelme.
Production well locations are based on the Measured and Indicated Resource zones. Due to the mixing of brines over time, hydrogeological processes, and pumping effects, the mineral reserve was classified based on time:
•Proven Reserves were specified for the first three years of the simulation given that the model is adequately calibrated to the 2015-2020 period, and the initial portion of the projected simulation has higher confidence due to less expected short-term changes in pumping, conceptual hydraulic parameters, and the water balance, among other factors.
•Probable Reserves were conservatively assigned for the last four years of the simulation considering that the numerical model will be continually improved and recalibrated in the future due to potential medium to long term changes in neighboring pumping, conceptual hydraulic parameters, and the water balance, among other factors.
Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling, and long-term pilot production pumping tests.
Complementing the reserve information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Corfo Agreements (December 31, 2030). Considering the authorized maximum net brine production rates under RCA 226/06 and voluntary reduction plan announced by SQM, which is characterized by a reduction in future pumping from 1,166 L/s to 822 L/s during the 7-year LoM, a total of approximately 211 million cubic meters of brine will be extracted from the producing wells, corresponding to 0.27 million metric tons of lithium.
The lithium and potassium resource were classified into three categories (Measured, Indicated, Inferred) according to the amount of information from the hydrogeological units, as well as geostatistical criteria. Hydrogeological knowledge was prioritized as the first classification criterion based on exploration, monitoring, and historical production data, while geostatistical variables were used as a secondary criterion. We estimate that our lithium and potassium resources as of December 31, 2020, which we also consider as an adequate representation of December 31, 2023, are as follows:
Salar de Atacama—Summary of Mineral Resources, Exclusive of Mineral Reserves (Effective December 31, 2023) (1),(2),(3),(4),(5),(6),(7)

	Brine Volume (Million metric cubes)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)
Lithium
Measured mineral resources	2,254	5.4	0.20	0.05
Indicated mineral resources	1,435	2.8	0.16	0.05
Measured + Indicated mineral resources	3,689	8.2	0.18	0.05
Inferred mineral resources	1,614	2.6	0.13	0.05
Potassium
Measured mineral resources	2,254	49.8	1.80	1.00
Indicated mineral resources	1,435	30.0	1.70	1.00
Measured + Indicated mineral resources	3,689	79.8	1.77	1.00
Inferred mineral resources	1,614	34.9	1.77	1.00
________________________________________________
(1)Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves upon the application of modifying factors.
(2)Mineral resources are reported as in-situ and exclusive of mineral reserves, where the estimated mineral reserve without processing losses during the reported LoM (A direct correlation between proven reserves and measured resources, as well as probable reserves and indicated resources was assumed.

(3)Effective porosity was utilized to estimate the drainable brine volume based on the measurement techniques of the SQM porosity laboratory (Gas Displacement Pycnometer). The QP considers that the high frequency sampling of effective porosity, its large dataset, and general lack of material where specific retention can be dominant permits effective porosity to be a reasonable parameter for the resource estimate.
(4)The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(5)Comparison of values may not add due to the rounding of numbers and differences caused by averaging.
(6)The mineral resource and reserve estimate considers a 0.05% w/w cut-off grade for lithium based on the cost of generating lithium product, lithium carbonate sales, and the respective cost margin. Based on historical lithium prices from 2010 and the forecast to 2040, a projected lithium carbonate price of US$11,000 per metric ton with the corresponding cost and profit margin is considered with a small increase to accommodate the evaporation area and use of additives. A similar analysis was undertaken for potassium where the cut-off grade of 1% w/w has been set by SQM based on respective costs, sales, and margin.
(7)Juan Becerra is the QP responsible for the Mineral Resources.
Because both lithium and potassium are extracted from the same brines from the Salar de Atacama, the following discussion of changes in mineral reserves and resources in the Salar de Atacama apply to both lithium and potassium. The Salar de Atacama brine proven mineral reserves of 104 million cubic meters at December 31, 2023 decreased by 27% from 143 million cubic meters at December 31, 2022. The Salar de Atacama brine probable mineral reserves of 107 million cubic meters at December 31, 2023 remained unchanged from the amounts at December 31, 2022. The Salar de Atacama brine measured, indicated and inferred mineral resources, exclusive of reserves, of 2,254 million cubic meters, 1,435 million cubic meters and 1,614 million cubic meters at December 31, 2023, respectively, remained unchanged from the amounts at December 31, 2022 because the mineral resource exclusive of mineral reserve represents the resource in place after LoM, and none of the mineral resource declared in 2022 has been converted to mineral reserves.
The information presented in the tables above for Salar de Atacama were validated by the following QPs:
Mr. Rodrigo Riquelme Tapia is a Mining Engineer. He is currently partner and General Manager of GeoInnova, located at Antonio Bellet 444, Of. 1301, Providencia, Metropolitan Region, Chile. He has worked as a mining engineer for more than 23 years after graduation, of which 17 have been focused on resource and reserve estimation topics. Mr. Riquelme has been an external consultant for SQM since 2018, and visited the site in 2019 and 2023. Mr. Riquelme is a QP as defined in subpart 1300 of Regulation S-K and is registered under No. 50 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile.
Dr. Juan Becerra is a geologist, with an MSc and PhD in geology, with more than 14 years of experience in exploration, regional geology, structural geology, modeling and estimation of Li, K and REE resources. He is a QP, as defined in subpart 1300 of Regulation S-K, and has been registered since 2023 under No. 0480 in the Public Registry of QPs in Mining Resources and Reserves, in compliance with the Law for QPs and its current regulation in Chile. He is also a member (No. 699) of the College of Geologists, and has participated in the evaluation of lithium projects and the preparation of technical reports following national (CH20235) and international (S-K1300, CRIRSCO) regulations, standards and codes. He has published and participated in multiple scientific contributions, and has also supervised undergraduate and postgraduate theses. Currently, he works as Superintendent of Geology at SQM Salar S.A., where he leads a multidisciplinary team of technicians and professionals focused on the exploration and evaluation of lithium projects.
Mining Concessions for the Exploitation of Brines at the Salar de Atacama
As of December 31, 2023, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Corfo Agreements. Corfo cannot unilaterally amend the Corfo Agreements, and the rights to exploit the resources cannot be transferred. The Corfo Agreements provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Corfo Agreements were entered into in 1993 and expire on December 31, 2030.
Under the terms of the Corfo Agreements, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above.

SQM Salar holds an additional 242,868 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 11,000 hectares in areas near the Salar de Atacama.
In addition, as of December 31, 2023, SQM Salar held Mining Exploration Concessions covering approximately 400 hectares and has applied for additional Mining Exploration Concessions covering approximately 2,900 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire. Additionally, the current modifications to the Mining Code under Law 21,420 and others, modified the validity of the exploration concessions, which will be four years, allowing the validity to be extended for up to four more years for a single time if geological information is delivered as a result of the exploration or if an RCA has been obtained or an admissible project has been entered into the Environmental Impact Assessment System.
According to the terms of the Corfo Agreements, with respect to lithium production, the Chilean Commission on Nuclear Energy (CCHEN) established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Corfo Agreements are in force. As of December 31, 2023, only seven years remain on the term of the Corfo Agreements. See “Item10.C. Material Contracts – Corfo Agreements.”
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
Mt. Holland Lithium Project, Australia
The Mt. Holland project is an integrated lithium project in Western Australia consisting of (i) an open pit mine and lithium concentrator operation, at Mt. Holland, 120 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 kilometers from the port of Fremantle, from where the LiOH will be shipped.
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
The Project comprises:
•An open pit mining operation centered on the Earl Grey hard rock lithium deposit at Mt. Holland, approximately 100 kilometers south of Southern Cross in Western Australia and 500 kilometers east of Perth.
•A spodumene concentrator facility located at the Mt. Holland site with a nominal production capacity of 383,000 metric tons per annum of dry spodumene concentrate at a grade of 5.5 per cent Li2O.
•A refinery in development, located in the Kwinana industrial precinct approximately 45 kilometers south of Perth, with the capacity to produce 50,000 metric tons per annum of battery-grade lithium hydroxide product (LiOH) for export globally.
•The non-process infrastructure (NPI) required to support the Mt. Holland and Kwinana sites including roads, buildings, accommodation and the provision of logistics and utilities.
The rare-element pegmatite potential of the Forrestania Greenstone Belt (FGB) was first recognized in the mid 1970’s when a small, complex lepidolite-type pegmatite was discovered during nickel exploration. This pegmatite produced small quantities of tantalum and gem quality elbaite (rubellite) and beryl (morganite). Narrow spodumene-bearing pegmatites have been proven several kilometers to the north.
No systematic exploration for rare-element pegmatites had been undertaken in the district since the discovery of the rubellite and tantalum-bearing gem pegmatite in the early 1970s. Following the acquisition of the Project from the administrators of Convergent Minerals, Kidman Resources Limited ("Kidman Resources") undertook a high-level review of the region which led to the discovery of the Bounty and Earl Grey pegmatites.
Exploration by Kidman Resources beginning in 2016 defined numerous occurrences of rare element pegmatites across the FGB. By far the most significant of these corresponds to the Mt. Holland (Earl Grey) Deposit. Albite-spodumene type pegmatites have been encountered at Bounty and Blue Vein. Albite-type pegmatites have been proven at Prince of Wales. Complex spodumene and lepidolite type pegmatites have been determined at Blue Vein, Mt Hope and South Holland (Kidman Resources, 2018).
On September 11, 2017, Kidman Resources and SQM entered into an asset sale agreement, pursuant to which SQM acquired its interest in the tenements for a total investment of US$110 million, consisting of an initial payment of US$25 million and a deferred payment of US$85 million, both payments subject to certain preceding conditions. All payments were completed by December 2018. Pursuant to the asset sale agreement, the parties agreed to form an unincorporated joint venture to mine and process spodumene ore into spodumene concentrate or lithium hydroxide. The Mt. Holland JV was established by the unincorporated joint venture agreement dated December 21, 2017, between SQM Australia and MH Gold, a then wholly owned subsidiary of Kidman Resources. Wesfarmers acquired Kidman Resources in 2019, which resulted in Wesfarmers taking over Kidman Resources’ interest in the Mt. Holland JV on September 23, 2019.
SQM and Wesfarmers announced a positive investment decision in February 2021 following the completion of a feasibility study by Covalent. The project commenced mining activities in the first quarter of 2022, with first ore mined in the fourth quarter of 2022, and the concentrator finished construction and commenced ramp up of production in 2023. The refinery is in construction with an expected completion date during the first half of 2025.
The Mt. Holland project is focused on the exploitation of the spodumene hosted lithium resource in the Earl Grey pegmatite group. The Earl Grey pegmatite group consists of a main tabular pegmatite body, flanked by numerous minor dikes at both its top and bottom. The pegmatite field covers an area of up to 1 x 2 square kilometers and a thickness of up to 100 meters. The pegmatites become progressively narrower and branched to the south and east of the main pegmatite until the main body divides into several narrower dikes. Isolated box rock enclaves are sporadically found within the pegmatite body.

The pegmatites have an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit.
Lithium mineralization within the fresh pegmatite is zoned, and primarily controlled by the dominant mineralogy; spodumene and petalite dominated assemblages are enriched compared to altered (cookeite) and Li-absent assemblages. Li2O % mineralization is depleted in weathered pegmatite.
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
Most of the exploration holes present at Earl Grey have been drilled using standard reverse circulation ("RC") drilling techniques. Diamond drilling comprises boreholes with diameters of 47.6mm, 50.5mm, 63.5mm and 85mm, which are drilled for geological, metallurgical and geotechnical purposes. Recoveries for RC drilling range from 70-90% in this geological/geomorphological setting. The recoveries for diamond drilling are in the order of 95-100%. Recoveries diminish where shear zones or other structural disturbances have been crossed. The orientation of the boreholes is at relatively sharp angles (less than 90º) and, therefore, the intersected length is not considered as a representation of the true thickness of the pegmatite; its real thickness is determined through geological models.
Resource drilling was initially conducted on broad exploration grids to determine the extent of mineralization. This was followed by a drill program on a 50 by 50 meter grid to support the resource estimate. Through the development of the Project in 2020, the first stages of the open pit were defined, and the drilling program was designed for grade control based on higher density and geostatistical criteria. This information provides the design of the mine during the initial years of commissioning and supports the current definition of resources and reserves.
Facilities
The Mt. Holland project is an integrated lithium project in Western Australia consisting of (i) an open-pit mine on the Earl Grey hard rock lithium deposit and a spodumene concentrator comprised of DMS and flotation circuits, 120 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery, located in the town of Kwinana, 26.5 kilometers from the Port of Fremantle, from where the battery-grade LiOH product will be shipped. The concentrator at Mt. Holland site has a nominal production capacity of 383,000 dry tons per annum concentrate at a grade of 5.5 per cent lithium oxide matching the refinery feed requirements. The refinery in Kwinana has the capacity to produce 50,000 tons per annum of battery-grade lithium hydroxide.
The Mt. Holland project focuses on the extraction and beneficiation of spodumene reserves in the Earl Grey pegmatite group. The deposit consists of a main body of thick tabular pegmatites, which become progressively narrower and branch to the south and east of the main pegmatite until the main body splits into several narrower dikes. Sporadically, isolated box rock enclaves are found within the pegmatite body.
First ore from the pit was mined in 2022, and the concentrator started its commissioning in the third quarter of 2023. First concentrate production of both circuits was achieved in the last quarter of 2023, and the first spodumene concentrate shipment is expected to happen in the first half of 2024. As of December 2023, the construction of the concentrator plant has been completed and the refinery is in the midst of construction.
The following table provides a summary of our Australian production facilities as of December 31, 2023:

Facility	Type of Facility	Approximate size (hectares)(1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average (years)(2)	Gross Book Value (millions of US$)(2)
Mt. Holland	Mine and concentrator producing 5.5% spodumene concentrate and lithium hydroxide production	4,646.0	Spodumene concentrate: 383 Lithium hydroxide: 50	0	753.4

(1) Approximate size considers both the production facilities and the mining, exploration, miscellaneous and general purpose leases for Mt. Holland, where the mine, concentrator and NPI facilities reside, and the Kwinana refinery.
(2) Weighted average age and gross book value correspond to SQM’s 50% share of production facilities for Mt. Holland assets and Kwinana refinery.

Extraction Yields

The following table shows operating data relating to the Mt. Holland operations during 2023, 2022 and 2021:

(in thousands, unless otherwise stated)	2023	2022	2021
Mt. Holland
Spodumene concentrate produced (dry metric tons)	15.0	0.0	0.0
Reserves and Resources
Mt. Holland—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2023(1),(2)

	Amount		Grades/Qualities	Cut-off grades	Metallurgical recovery
	Total Mton	SQM Attributable MTon	Li2O %	Li2O %	%
Proven mineral reserves	21.3	10.7	1.55	0.5	75% Concentrator: 85% Refinery
Probable mineral reserves	62.4	31.2	1.57	0.5	75% Concentrator: 85% Refinery
Proven in Stockpiles	0.2	0.1	1.45	0.5	75% Concentrator: 85% Refinery
Total mineral reserves	83.9	42.0	1.57	0.5	75% Concentrator: 85% Refinery
________________________________________________
(1)Mineral reserve tonnage and grade have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Metallurgical processes are designed for a nominal 2Mpta ore feed. Process recovery to concentrate is estimated at 75% for lithium oxide for predominantly spodumene mineralization and 0% for other mineralization types. Refinery process recovery is estimated at 85%. Tantalum recovery is estimated at 0%. A total operating cost of US$4,979 per metric ton for LiOH production was considered in the reserve evaluation. The price, cost, and mass yield parameters, along with the internal constraints of the current operations, result in mineral reserves cut-off grade of 0.5% lithium oxide based on a selling lithium hydroxide price of US$11,000 per metric ton. David Billington is the QP responsible for the mineral reserves estimate with an effective date: December 15, 2021. The current reserve statement is a depletion of the previous reserve model compiled by the QP David Billington. The depletion completed by Covalent interrogated the 2022 reserve model against the topographical surface surveys completed on December 27, 2023, and subtracted the additional 5 days of production to December 31, 2023. The declared reserves include ore stockpiles as of December 31, 2023. No material changes since that date.
(2)An error was identified in the 2022 calculations resulting in a minor change to the reported Proven and Probable Li2O% grades for 2023, but did not impact total reserves.
Mt. Holland—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the
Fiscal Year Ended December 31, 2023(1),(2)

	Amount		Resources Grades/Qualities	Cut-off grades	Metallurgical recovery
	Total Mton	SQM Attributable MTon	Li2O %	Li2O %	%
Measured Mineral Resources	27.0	13.5	1.58	0.50	75%
Indicated Mineral Resources	61.0	30.5	1.45	0.50	75%
Measured + Indicated Mineral Resources	88.0	44.0	1.49	0.50	75%
Inferred Mineral Resources	7.0	3.5	1.38	0.50	75%
________________________________________________
(1)Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Mineral resources are reported exclusive of mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Resources have been reported as in situ (hard rock within optimized pit shell). Pit optimization and economics for derivation of cut-off grade include mine gate pricing of US$800 per metric ton of 6% Li2O concentrate, AU$19 per bcm mining cost (LoM average cost-variable by depth), AU$65 processing cost per ton. Mining dilution set at 5% and recovery at 95%. Royalty fees 5%. The optimization considered for the concentrator is 75%. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.75AU$:1.00US$. These economics define a cut-off grade of 0.50% lithium oxide. Kerry Griffin is the QP responsible for the mineral resource estimate with an effective date: October 6, 2021. No material changes since that date.
(2)Note some differences may occur due to rounding.
A depletion exercise of the mineral resources and reserves was completed by Covalent and reviewed by SQM. The depletion of the mineral resource was completed by interrogating the 2022 mineral resource model against the final mine topography surface surveyed on the December 27, 2023, then subtracted 5 days of production to December 31, 2023 from the remaining resource. It was found that there was no depletion of the previously reported mineral resource exclusive of mineral reserves.

Depletion of the mineral reserves was completed by interrogating the 2022 reserve model against the end of year mine surface, surveyed on December 27, 2023 then subtracted 5 days of production to December 31, 2023 from the remaining reserve, and validated against material movements. Ore stockpiles totaling 0.2 metric tons were accounted for as part of the mineral reserves inventory, resulting in the depletion of 0.2 metric tons of reserves, of which 0.1 metric tons was attributable to SQM. There was some additional material processed that was outside of the 2022 reserve model. This was a combination of additional ore material identified during the grade control modelling and mining processes and the use of some transitional material for the commissioning of the concentrator.

As a result of a depletion exercise, the Mt. Holland lithium project proven and probable mineral reserves attributable to SQM totaled 10.7 million metric tons and 31.2 million metric tons as of December 31, 2023, respectively. The Mt. Holland lithium project measured, indicated and inferred mineral resources, exclusive of reserves, of 13.5 million metric tons, 30.5 million metric tons and 3.5 million tons as of December 31, 2023, respectively, remained unchanged from the amounts as of December 31, 2021.
The information presented in the tables above (Mt. Holland project) has been validated by the following QPs:
Mr. David Billington is a mining engineer with a BE in Mining, he has over 35 years of experience in mine planning, mine operations and management and project evaluation and consulting, for different commodities (Li, Ta, Sn, Fe2O3, Au, Cu, REE). As a mining engineer, he has worked at pegmatite projects producing Lithium for 10 years and evaluated multiple lithium pegmatite projects. He is a member of the Australasian Institute of Mining and Metallurgy (AUSIMM), 109676. He meets the experience criteria as competent person for Ore Reserves is style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a QP as defined by subpart 1300 of Regulation S-K. Mr. Billington is a former employee of Covalent Lithium, a joint venture between SQM and Wesfarmers Ltd, and a current employee of Mining Plus Ltd through which he provides consulting services to Covalent Lithium. He is responsible for the reserve estimation for the Mt. Holland lithium project.
Mr. Kerry Griffin is a qualified Geologist and has over 30 years of extensive hands-on experience in mine geology, mine development and management, designing and managing large scale exploration and resource drilling programs, resource modelling and estimation, the management and training of geological/technical teams in Australia, Africa, South/Central America, Central and SE Asia including more than 24 years in senior or management positions. His experience in lithium pegmatites includes exploration, resource development and mining in Australia, Southern Africa, and South America and as such, Mr. Griffin meets the experience criteria as a competent person for Ore Resources in this style of mineralization as set out by the AUSIMM’s Joint Ore Reserve Committee (JORC). He is a Qualified Person as defined by subpart 1300 of Regulation S-K. He is a current member of the Australian Institute of Geoscientists (3521) and the Society of Economic Geology. Mr. Griffin was employed by Mining Plus Ltd when the resource estimates were calculated. He is currently employed by Global Commodity Solutions. He is responsible for the resource estimation for the Mt. Holland Lithium Project.
Mr. Andrés Fock is a Geologist and MSC in Geology, with 18 years of experience in project evaluation, resource estimation, exploration and geostatistics, for different commodities such as lithium, potassium, nitrates, iodine, copper and rare earth elements. Since 2019, he is a QP as defined in subpart 1300 of Regulation S-K and is registered with No. 0388 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile. As a geologist, he has evaluated multiple lithium brine and lithium bearing pegmatite projects. Mr. Fock acted as project manager during preparation of the Technical Report Summary for the Mt. Holland Project. Mr. Fock is an employee of SQM.
Mining Rights

The Mt. Holland lithium Mine and Concentrator operation is spread across three core mining tenements (M77/1065, M77/1066 and M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4,606 hectares.
The majority of the project properties are currently registered in equal parts to MH Gold, an affiliate of Wesfarmers, and SQM Australia, an affiliate of SQM. The project is a joint venture, in which SQM owns 50% and Wesfarmers owns the remaining 50% (the “Mt. Holland Joint Venture”), and is managed by Covalent, an entity owned 50% by SQM and 50% by Wesfarmers. Covalent is neither the registered owner nor the applicant of the project properties under the Mining Act of WA.
Transportation and Storage Facilities
The transportation of our products is carried out by trucks that are operated by dedicated third parties through long-term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.
Our main centers for the production and storage of raw materials are the facilities in Nueva Victoria, Coya Sur and Salar de Atacama in Chile and Mt. Holland in Australia. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at our Lithium Chemical production facility near the city of Antofagasta, Chile, the Mt Holland lithium hydroxide plant, which is currently under construction in Kwinana, Western Australia, and the Port of Tocopilla terminal in Chile, which is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), nitrates and lithium carbonate.
In Chile, the nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped in bulk or packaged in polypropylene bags, polyethylene or polypropylene bags. The latter can also be transported and stored in an alternative port (Mejillones) for later shipment.
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
The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbonate plant at our Lithium Chemical production facility area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics such as polyethylene bags, multi-layer or polypropylene FIBC big bags, stored within the same facilities and secured in storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique. Lithium carbonate can also be transported in packaged format both to the Port of Tocopilla and to an alternative port (Mejillones) to be shipped in break bulk format.
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
In Australia, spodumene concentrate production from the Mt. Holland mine started in 2023. Until the completion of the lithium hydroxide refinery in Kwinana the concentrate will be trucked to a storage facility in Bunbury, approximately 500kilometers west of the Mt. Holland mine. At Bunbury, the product is distributed to both JV partners SQM and Wesfarmers, for them to follow their individual shipment and commercialization plans. For the ground logistics from Mt. Holland mine to Bunbury Port, bulk haulage operators are responsible to haul the spodumene concentrate via haul trucks on public road. The haulage operator has a certification awarded by Bureau Veritas for the provision of bulk haulage and warehouse services, transport of controlled waste dangerous goods, operation and maintenance of heavy vehicles in accordance with the requirements of the management system standards, ISO 9001:2015 and ISO 45001:2018.
In Chile, we own and operate the port and storage facilities at the Port of Tocopilla terminal for the transportation and management of finished products and consumable materials. The Port of Tocopilla terminal facilities cover approximately 22 hectares and are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships, a crane with a 40-ton capacity for the loading of sealed product onto ships and a nitrate mixing facility.
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
For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using barges without motors located in the dock and loaded by a crane with a 40-ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.
We normally contract bulk cargo ships to transfer the product from the Port of Tocopilla terminal to our hubs around the world or to clients directly, who, in certain instances, use their own contracted vessels for delivery.
Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheinland under the quality standard ISO 9001:2015. The Port of Tocopilla has also Responsible Care, ISO 14000 and Ecoport certifications.
Computer System
We have a management information system (Enterprise resource planning or "ERP") that integrates and manages the company's administrative business and support processes: Finance, Accounting, Human Resources and Logistics (IT). The ERP and satellite systems are located in Chile. However, each subsidiary or commercial office has its own ERP which is then consolidated into the information system in Chile. In addition, we have industrial systems such as: plant operation, extraction and maintenance (OT) that are part of the operation.
The information system is mainly used for finance, accounting, human resources, supply and inventory tracking, billing, quality control, research activities and control of the production process and maintenance. The main data processing center is located in our offices in Santiago de Chile, Antofagasta and in our international subsidiaries, that are interconnected through the telecommunications network, data clouds and services.

The use of cloud technologies allows us to be compatible with new business processes and respond quickly and at low cost to the changing conditions of our business and the market.

To ensure the reliability of our client services, we have adopted an information security and cybersecurity framework based on international norms and standards. This information security framework is focused on the protection and safeguarding of critical business assets and requires a continuous work on raising the awareness among our users on the best uses of processes and technology.

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
The Company’s Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
5.A.Operating Results
Introduction
The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements. Certain calculations (including percentages) that appear herein have been rounded.
Our Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and presented in U.S. dollars.
We operate as an independent corporation.
Overview of Our Results of Operations
We divide our operations into the following business lines:
•the production and sale of specialty plant nutrients;
•the production and sale of iodine and its derivatives;
•the production and sale of lithium and its derivatives;
•the production and sale of potassium, including potassium chloride and potassium sulfate;
•the production and sale of industrial chemicals, principally industrial nitrates and solar salts; and
•the purchase and sale of other commodity fertilizers for use primarily in Chile.

We sell our products through three primary channels: our own sales offices, a network of distributors and, in the case of our fertilizer products, through third-party distribution network in countries where its presence and commercial infrastructure are larger than ours. Similarly, in those markets where our presence is larger, both our specialty plant nutrients and third-party products are marketed through our offices.
Factors Affecting Our Results of Operations
Our results of operations substantially depend on:
•trends in demand for and supply of our products, including global economic conditions, which impact prices and sales volumes;
•efficient operations of our facilities, particularly as some of them run at production capacity;
•our ability to accomplish our capital expenditures program in a timely manner;
•the levels of our inventories;
•trends in the exchange rate between the U.S. dollar and Chilean peso, as a significant portion of the cost of sales is in Chilean pesos, and trends in the exchange rate between the U.S. dollar and the euro, as a significant portion of our sales is denominated in euros; and
•energy, logistics, raw materials, labor and maintenance costs.
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
We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2023, for hedging purposes we had open contracts to buy U.S. dollars and sell Chinese yuan for approximately US$535.3 million (CNY3,819.3 million), to sell euros for approximately US$24.4 million (EUR22.0 million), and to sell South African rand for approximately US$21.7 million (ZAR 406.8 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$50.6 million (Ch$44,366.2 million). All of the UF 9.86 million outstanding principal amount of bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$408.1 million as of December 31, 2023.
In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$18.3 million (Ch$16,050.4 million).
The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2023		2022		2021
	%	US$	%	US$	%	US$
Specialty plant nutrition	12%	913.9	11%	1,172.3	32%	908.8
Iodine and derivatives	12%	892.2	7%	754.3	15%	437.9
Lithium and derivatives	69%	5,180.1	76%	8,152.9	33%	936.1
Potassium	4%	279.1	4%	437.2	15%	416.6
Industrial chemicals	2%	175.2	2%	165.2	5%	132.0
Other products and services	0%	27.0	0%	28.6	1%	30.8

Total	100%	7,467.5	100%	10,710.6	100%	2,862.3

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2023		2022		2021
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	7,467.5	100.0	10,710.6	100.0	2,862.3	100.0
Cost of sales (1)	(4,392.4)	58.8	(4,973.9)	46.4	(1,772.2)	61.9
Gross profit	3,075.1	41.2	5,736.6	53.6	1,090.1	38.1
Other income	40.6	0.5	9.9	0.1	19.6	0.7
Administrative expenses	(175.8)	2.4	(142.6)	1.3	(118.9)	4.2
Other expenses	(93.4)	1.3	(75.9)	0.7	(60.6)	2.1
Net impairment gains or reversal (losses) of financial assets	0.2	0.0	3.4	0.0	(0.2)	0.0
Other gains (losses)	(2.3)	0.0	0.1	0.0	(2.6)	0.1
Finance income	122.7	1.6	47.0	0.4	4.7	0.2
Finance expenses	(138.4)	1.9	(86.6)	0.8	(84.6)	3.0
Equity income of associates and joint ventures accounted for using the equity method	0.6	0.0	20.1	0.2	11.1	0.4
Foreign currency exchange differences	(22.3)	0.3	(25.5)	0.2	(17.2)	0.6
Income before income tax expense	2,807.0	37.6	5,486.5	51.2	841.2	29.4
Income tax expense (2)	(1,876.8)	25.1	(1,572.2)	14.7	(249.0)	8.7

Profit attributable to:
Controlling interests	923.2	12.4	3,906.3	36.5	585.5	20.5
Non-controlling interests	7.1	0.1	8.0	0.1	6.8	0.2
Profit for the year	930.3	12.5	3,914.3	36.5	592.2	20.7
________________________________________________
(1)Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$1,868.9 million in 2023, US$3,273.0 million in 2022, and US$247.6 million in 2021.
(2)Income tax expenses for the year 2023 includes the net effect of the payment of the specific tax on mining activities in Chile applied to the extraction of lithium in the total amount of US$1,089.5 million. For prior years, such payments were accounted for as a non-current tax asset and did not impact the consolidated statement of income. See Notes 20.3 and 26.2 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation".
Results of Operations – 2023 compared to 2022
Revenues
Revenues decreased by 30.3% to US$7,467.5 million in 2023 from US$10,710.6 million in 2022. The main factors that caused the decrease in revenues and variations in different product lines are described below.

Lithium and Derivatives
Revenues from lithium and derivatives totaled US$5,180.1 million during the year ended December 31, 2023, a decrease of 36.5% compared to the US$8,152.9 million for the year ended December 31, 2022. Set forth below are sales volume data for the specified years:

(in Th. MT)	2023	2022	% Change
Lithium and derivatives	170.0	156.8	8%
During 2023, lithium chemicals demand increased by approximately 18%, reaching approximately 920,000 metric tons. We expect applications related to energy storage to continue driving demand in the coming years.
Revenues in the lithium business line were affected by an almost 41% lower average price in 2023 when compared to average prices seen during 2022. Average prices reached approximately US$30,500/MT in 2023 compared to average prices of approximately US$52,000/MT in 2022. Our sales contracts are tied to price indices which were decreasing quarter over quarter since the beginning of 2023, registering a significant decline in the last months of the year.
Our sales volumes in the lithium and derivatives business line totaled 170,000 metric tons during 2023, an increase of approximately 8% when compared to the previous year. We sold approximately 51,000 metric tons during the fourth quarter of 2023, with an average price of US$15,400/MT.
Specialty Plant Nutrition
Revenues from the specialty plant nutrition business line for the year ended December 31, 2023 totaled US$913.9 million, a decrease of 22.0% compared to US$1,172.3 million reported for the year ended December 31, 2022.
Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2023	2022	% Change
Potassium nitrate and sodium potassium nitrate	443.5	477.4	(7)%
Specialty blends	243.4	217.9	12%
Other specialty plant nutrients (*)	136.5	138.1	(1)%
Sodium nitrate	16.8	14.4	16%
________________________________________________
*Includes trading of other specialty fertilizers.

The revenues from the specialty plant nutrition business line during 2023 were impacted by significantly lower average sales prices when compared to prices seen in 2022 and lower sales volumes. Our average price decreased almost 21% and our sales volumes decreased 1% in 2023 when compared to 2022. We believe overall potassium nitrate demand decreased approximately 8% during 2023 as a result of high market prices during the first half of the year as well as adverse climate conditions seen in some of the markets. Average prices in the specialty plant nutrition business line were US1,087.7/MT in 2023, a decrease of US$295/MT compared to US$1,382/MT in 2022.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the year ended December 31, 2023 were US$892.2 million, an increase of 18.3% compared to US$754.3 million generated for the year ended December 31, 2022.
Set forth below are sales volume data for the specified years:

(in Th. MT)	2023	2022	% Change
Iodine and derivatives	13.1	12.7	3%

Higher iodine revenues were the result of higher average prices and increased sales volumes during 2023 compared to 2022. Average prices in the business line increased by 15.2%, reaching US$68/kilogram in 2023 compared to US$59/

kilogram in 2022. Our sales volumes increased almost 3% in 2023 as a result of higher production volumes achieved during the year and reduced supply from other competitors when compared to 2022.

Potassium
Potassium revenues for the year ended December 31, 2023 totaled US$279.1 million, a 36.2% decrease compared to the US$437.2 million of revenues reported during the year ended December 31, 2022.

(in Th. MT)	2023	2022	% Change
Potassium chloride	543.1	480.5	13%
Revenues in the potassium business line during 2023 were impacted by significantly lower average prices when compared to 2022 which more than offset higher sales volumes. Our potassium sales volumes reached over 543,000 metric tons in 2023. Average prices in the potassium business line decreased approximately 44% during 2023 when compared to 2022, reaching US$514/MT.
Industrial Chemicals
Industrial chemicals revenues for the year ended December 31, 2023 reached US$175.2 million or 6.1% higher than revenues of US$165.2 million recorded for the year ended December 31, 2022.
Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2023	2022	% Change
Industrial chemicals	180.4	147.0	23%
Our higher revenues in industrial chemicals reflected higher sales volumes in the business line, principally due to higher sales volumes of solar salts, which more than offset the decrease in average prices during the year. We reported sales of approximately 105,000 metric tons of solar salts during 2023, higher than the 80,000 metric tons of solar salts volumes reported during 2022. Average prices in the industrial chemicals business line decreased approximately 14% during 2023 when compared to 2022.
Other Products and Services
Revenues from sales of other commodity fertilizers and other income were US$27.0 million in 2023, a decrease of 5.4% compared to US$28.6 million of revenues in 2022.
Cost of Sales
Our overall cost of sales decreased 11.7% to US$4,392.4 million in 2023, which represented 58.8% of revenues, from US$4,974.0 million in 2022, which represented 46.4% of revenues. The main factors that caused the decrease in cost of sales and variations in different product lines are described below.

Lithium and Derivatives
Lithium and derivatives cost of sales decreased 18.7% to US$2,955.7 million in 2023 from US$3,636.9 million in 2022, primarily as a result of decreased average prices which impact cost of sales as described below.
Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium under the Corfo Agreements. For technical and battery grade lithium carbonate, the following structure of progressive lease payment rates based on the final sale price applies:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
Over $4,000 - $5,000	8.0%
Over $5,000 - $6,000	10.0%
Over $6,000 - $7,000	17.0%
Over $7,000 - $10,000	25.0%
Over $10,000	40.0%
Similarly for technical grade and battery grade lithium hydroxide, the following structure of progressive lease payment rates based on the final sale price applies:

Price US$/MT LiOH	Lease payment rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%
See Note 18.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
Specialty Plant Nutrition
Specialty plant nutrition cost of sales decreased 4.3% to US$691.5 million in 2023 from US$722.2 million in 2022, as a result of lower costs per ton of potassium nitrate and slightly lower sales volumes during 2023 when compared to 2022. The average cost of sales in the specialty plant nutrition business line was US$823/MT in 2023, lower than US$852/MT in 2022. The sales volumes in the specialty plant nutrition business line were approximately 840,200 metric tons in 2023, an approximately 1% decrease compared to approximately 847,800 metric tons in 2022.
Iodine and Derivatives
Iodine and derivatives cost of sales increased 26.1% to US$355.7 million in 2023 from US$282.1 million in 2022. The average cost of sales in the iodine and derivatives business line was US$27.2/kilogram in 2023, an increase of 22.8% from US$22.2/kilogram in 2022. The increase in average cost of sales in the iodine and derivative business line is mainly a result of increased production costs associated with the start-up of new mining operations at Pampa Blanca.
Potassium
Potassium cost of sales increased 13.4% to US$219.6 million in 2023 from US$193.6 million in 2022, as a result of increased sales volumes. The average cost of sales in the potassium business line of US$404/MT in 2023 was relatively flat when compared to US$403/MT in 2022.

Our costs of sales related to our potassium business line fluctuate with our price of potassium under the Corfo Agreements. For potassium chloride, the following structure of progressive lease payment rates based on the final sale price applies:

Price US$/MT KCl	Lease payment rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%
See Note 18.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
Industrial Chemicals
Industrial chemicals cost of sales increased 25.9% to US$141.4 million in 2023 from US$112.2 million in 2022, as a result of increased sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$783/MT in 2023, an increase of 2.6% from US$764/MT in 2022.
Gross Profit
Gross profit decreased 46.4% to US$3,075.1 million in 2023, which represented 41.2% of revenues, from US$5,736.6 million in 2022, which represented 53.6% of revenues. As discussed above, this decrease is attributable to the decrease in revenues as a result of lower prices of lithium and derivatives, specialty plant nutrients, industrial chemicals and potassium, offset by higher sales volumes of lithium and derivatives, iodine and derivatives, industrial chemicals and potassium.
Other Income
Other income increased 411.6% to US$40.6 million in 2023, which represented 0.5% of revenues, from US$9.8 million in 2022, which represented 0.1% of revenues.
Administrative Expenses
Administrative expenses increased 23.2% to US$175.8 million in 2023, which represented 2.4% of revenues, from US$142.6 million in 2022, which represented 1.3% of revenues.
Other Expenses
Other expenses increased 22.9% to US$93.4 million in 2023, which represented 1.3% of revenues, from US$76.0 million in 2022, which represented 0.7% of revenues.
Other Gains (Losses)
Other losses were US$2.3 million in 2023, compared to gains of US$0.1 million in 2022.
Finance Income
Finance income increased 161% to US$122.7 million in 2023, which represented 1.6% of revenues, from US$47,0 million in 2022, which represented 0.4% of revenues, due to higher interest rates earned on our investments and more cash available to invest.
Finance Expenses
Finance expenses increased 59.7% to US$138.4 million in 2023, which represented 1.3% of revenues, from US$86.7 million in 2022, which represented 0.8% of revenues.

Equity Income of Associates and Joint Ventures Accounted for Using the Equity Method
Equity income of associates and joint ventures accounted for using the equity method decreased 97.1% to US$0.6 million in 2023, which represented 0.01% of revenues, from US$20.2 million in 2022, which represented 0.2% of revenues.
Foreign Currency Exchange Differences
Losses from foreign currency exchange differences amounted to US$22.3 million in 2023, which represented 0.3% of revenues, compared with a loss of US$25.4 million in 2022, which represented 0.2% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program.
Profit Before Taxes
Profit before taxes decreased by US$2,679.5 million or 48.8%, to US$2,807.0 million in 2023 from US$5,486.5 million in 2022. This decrease was primarily attributable to a decrease in revenues by US$3,243.1 million and an increase in administrative expenses by US$33.1 million, partially offset by a decrease in cost of sales by US$581.5 million and an increase in net finance income (finance income less finance expenses) by US$23.9 million, as described above.
Income Tax Expense

Income tax expenses increased 19.4% to US$1,876.8 million in 2023 from US$1,572.2 million in 2022, primarily related to the adjusting subsequent event pertaining to the income tax expense of the specific tax on mining activity in Chile applied to lithium exploration, which had a net effect in the total amount of US$1,089.5 million on income tax expenses in 2023 (See Notes 20.3 and 26.2 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation").

Income tax, net of the abovementioned effect of the income tax expense subsequent event adjustment of the specific tax on mining activity applied to lithium exploration, decreased 49.9% to US$787.3 million in 2023, representing an effective tax rate of 28.0%, compared to US$1,572.2 million in 2022, representing an effective tax rate of 28.7%. The effective Chilean corporate tax rate was 27.0% during 2023 and 2022. Income tax decreased as a result of lower taxable income reported in 2023 compared to 2022.
Profit for the Year

Profit for the year decreased 76.2% to US$930.3 million in 2023 from US$3,914.3 million in 2022, primarily due to lower average prices in all of our business lines except the iodine and derivative business line, and a net effect in the total amount of US$1,089.5 million related to the income tax expense subsequent event adjustment of the specific tax on mining activity in Chile applied to lithium exploration. (See Notes 20.3 and 26.2 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation"). Profit for the year, excluding the net effect of the payment of the specific tax on mining activity applied to lithium exploration, amounted to US$2,012.7 million in 2023, a 48.5% decrease compared to the profit for the year 2022.
Results of Operations – 2022 compared to 2021
For a discussion of the comparison of our results of operations for the fiscal years 2022 and 2021, see “Part I, Item 5.A. Operating Results—Results of Operations – 2022 compared to 2021” of our Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 25, 2023.
5.B.Liquidity and Capital Resources
As of December 31, 2023, we had US$2.4 billion of cash and cash equivalents and time deposits. In addition, as of December 31, 2023, we had US$1,166 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 0.7x as of December 31, 2023. Our next debt maturity that will require a significant cash payment is scheduled to occur in January 2025.

Shareholders’ equity decreased to US$4,477.4 million as of December 31, 2023 from US$4,932.0 million as of December 31, 2022. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.41 as of December 31, 2023 from 1.19 as of December 31, 2022.
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
The table below shows our cash flows for 2023, 2022 and 2021:

(in millions of US$)	2023	2022	2021
Net cash from operating activities	(196.6)	4,077.6	822.5
Net cash from (used in) financing activities	66.3	(2,003.0)	1,206.5
Net cash from (used in) investing activities	(1,481.5)	(909.4)	(1,006.9)
Effects of exchange rate fluctuations on cash and cash equivalents	(2.0)	(25.0)	(16.1)
Net increase (decrease) in cash and cash equivalents	(1,613.9)	1,140.2	1,005.9
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
We believe that our capital expenditures for 2024 could reach approximately US$1.3 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium projects in Australia and China. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”
Our other major use of funds is for dividend distributions. In the consolidated statement of cash flows, we reported dividends paid of US$1.5 billion and US$2.2 billion during 2023 and 2022, respectively. For a disclosure of our 2023 dividend policy and payments, see “Item 8.A.8. Dividend Policy.”
The proposed dividend policy for 2024 was announced at the Annual General Shareholders’ Meeting held on April 25, 2024.
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
Our future cash position could be impacted by, among other things, an operational shutdown, unforeseen expenses, a decreased ability of our customers to pay us for products or services or lower average prices or sales volumes in our business lines, which could have an impact on our cash position and could lead to a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors”

Financing Activities
Our current ratio, defined as current assets divided by current liabilities, increased to 2.33 as of December 31, 2023 from 2.29 as of December 31, 2022. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2023.

Debt Instrument(1)	Current Amount (ThUS$)	Non-Current Amount (ThUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
4.38% Notes due 2025 — US$250 million	4,215	249,964	4.38%	Oct. 23, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	2,192	447,009	4.25%	May 7, 2019	May 7, 2029	Bullet
4.25% Notes due 2050—US$400 million	7,273	394,121	4.25%	Jan. 22, 2020	Jan. 22, 2050	Bullet
3.50% Notes due 2051—US$700 million (Green Bond)	6,999	685,213	3.50%	Sep. 10, 2021	Sep. 10, 2051	Bullet
6.50% Notes due 2033—US$750 million (Green Bond)	5,791	736,563	6.50%	Nov. 7, 2023	Nov. 7, 2033	Bullet
Series H Bond — UF 4 million.	17,427	83,026	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	905	62,256	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1,859	125,790	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	338	125,543	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet
________________________________________________
(1)UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Note 12.4 b and d
As of December 31, 2023, we had total long-term financial debt of US$3,213.4 million compared to US$2,394.2 million as of December 31, 2022. The total short-term debt as of December 31, 2023 was US$1,256.5 million, and as of December 31, 2022 was US$523.0 million.
As of December 31, 2023, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.
The following table shows the maturities of our nominal long-term debt by year as of December 31, 2023 (in millions of US dollars):

Maturity(1)	Amount
2024	15.3
2025	465.3
2026	29.5
2027	29.5
2028 and thereafter	2,724.1
Total	3,263.7
________________________________________________
(1)Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2023 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2023, a market value of US$2.5 million against SQM.

Environmental and Occupational Safety and Health Projects
We spent US$47.0 million on environmental, safety and health projects in 2023. This amount forms part of the capital expenditure program discussed above.
Non-IFRS Financial Measures
This Form 20-F makes reference to certain non-IFRS financial measures, namely Net Financial Debt, EBITDA and adjusted EBITDA. These non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.
Net Financial Debt (NFD)
Net Financial Debt represents Other Current Financial Liabilities + Non-current Financial Liabilities - Cash and Cash Equivalent - Other Current Financial Assets - Other Non-current Hedging Assets. NFD is a financial metric used by management as a tool for assessing the Company's financial health and its ability to manage its debt obligations. When considering new investments or expansion opportunities, management may use NFD/Adjusted EBITDA ratios to assess the impact of additional debt on the company's overall financial position and its ability to generate sufficient earnings to cover debt obligations. NFD/Adjusted EBITDA ratios are also used in communications with stakeholders, such as investors, creditors, and analysts, to provide insight into the company's financial stability and its ability to generate earnings relative to its debt levels.

	For the year ended December 31,
	2023	2022	2021
(+) Other Current Financial Liabilities	1,256.5	523.0	51.3
(+) Non-current Financial Liabilities	3,213.4	2,394.2	2,587.7
(-) Cash and Cash Equivalent	1,041.4	2,655.2	1,515.1
(-) Other Current Financial Assets	1,325.8	961.4	919.0
(-) Other Non-current Hedging Assets	16.0	22.6	0.2
Net Financial Debt	2,086.7	(722.0)	204.7
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

	For the years ended December 31,
	2023	2022	2021
	(ThUS$)	(ThUS$)	(ThUS$)
Profit for the Year	930.3	3,914.3	592.2
(+) Depreciation and amortization expenses	280.8	244.5	214.2
(+) Finance costs	138.4	86.7	84.6
(+) Income tax	1,876.8	1,572.0	249.0
EBITDA	3,226.2	5,817.6	1,140.1
(-) Other income	40.6	9.9	19.6
(-) Other gains (losses)	(2.3)	0.1	(2.6)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	0.6	20.2	11.1
(+) Other Expenses by Function	(93.4)	(76.0)	(60.6)
(+) Net impairment gains on reversal (losses) of financial assets	0.2	3.4	(0.2)
(-) Finance income	122.7	47.0	4.7
(-) Currency differences	(22.3)	(25.4)	(17.2)
Adjusted EBITDA	3,180.1	5,838.4	1,185.5
5.C.Research and Development, Patents and Licenses, etc.
One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research covers topics, such as design, modeling and simulation of chemical processes for optimization of existing products or development of new products, physical-chemistry of concentrated brines, development of chemical analysis and measurement methodologies of physical properties of finished products, considering all the relevant processes in the production of our products.
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
During 2023, our research and development related expenditure totaled US$7.5 million for the nitrates and iodine businesses and US$33 million for the lithium business.
5.D.Trend Information
Our revenues decreased 30.3% to US$7,467.5 million in 2023 from US$10,710.6 million in 2022. Gross profit reached US$3,075.1 million (58.8% of revenues) in 2023, lower than US$5,736.6 million (46.4% of revenues) recorded in 2022. Profit attributable to controlling interests decreased 76.4% to US$923.2 million in 2023 from US$3,906.3 million in 2022.
Revenues for lithium and derivatives totaled US$5,180.1 million for the year ended December 31, 2023, a decrease of 36.5% compared to US$8,152.9 million recorded for the year ended December 31, 2022. During 2023, our sales volumes in the lithium and derivatives business line surpassed 170,000 metric tons, an increase of approximately 8% when compared to the previous year. At the same time, our average prices in the lithium and derivatives business line decreased approximately 41% reaching US$30,500 per metric ton from approximately US$52,000 per metric ton reported in 2022. We reported record-high sales volumes during the fourth quarter 2023, reaching a historical high level of over 51,000 metric tons and almost 20% higher when compared to 2022. Revenues in the lithium business line were affected by almost 73% lower average price reported during the quarter when compared to average prices seen during the fourth quarter 2022. Our lithium sales contracts are tied to price indices which were decreasing quarter over quarter since the beginning of 2023, registering a significant decline in the last months of the year. Our average prices decreased over 47% during the fourth quarter 2023 when compared to the third quarter same year.
Despite a significant downturn in lithium market prices observed during 2023 when compared to the previous year, our focus on operational efficiency and our ability to successfully execute capacity expansion projects have facilitated notable production growth in lithium business over the past year. While we continue with our expansions in Chile and expect our lithium carbonate capacity to reach 210,000 metric tons during the first quarter of this year, the first production of spodumene concentrate at our Mt. Holland operation site began during the fourth quarter of 2023. In 2024, we anticipate another robust year of growth in the lithium market, with global demand increasing by at least 20% when compared to 2023, supported by electric vehicle sales growth globally and increasing demand for battery materials. However, the excess in lithium and battery materials capacity seen during 2023 is expected to continue during 2024, keeping pressure on lithium market prices. We expect our average lithium prices to remain relatively stable in the short-term when compared to lithium prices seen in the first months of 2024, while our sales volumes could increase 5-10% in 2024 when compared to sales volumes reported in 2023, subject to market conditions and any changes in supply-demand balance.
Revenues from sales of iodine and derivatives during the year ended December 31, 2023 totaled US$892.2 million, an increase of 18.3% compared to US$754.3 million reported for the year ended December 31, 2022. Our sales volumes increased almost 3% during 2023, as a result of higher production volumes achieved during the year and reduced supply from other competitors. We believe that the total iodine market declined approximately 4% during 2023 when compared to 2022, due to a lower demand in some of the applications, inventory correction and overall weakness in the industrial sector. We believe the market could achieve some demand recovery during 2024 when compared to 2023, with relatively stable prices throughout the year, when compared to market prices seen in the fourth quarter of 2023 and the beginning of 2024. Our sales volumes are expected to be flat in 2024 compared to sales volumes reported in 2023, subject to market conditions and any incremental supply coming to the market.
Revenues from our specialty plant nutrition business line for the year ended December 31, 2023 totaled US$913.9 million, representing a 22.0% decrease when compared to US$1,172.3 million reported for the year ended December 31, 2022. Our sales volumes were relatively flat in 2023 when compared to 2022. Lower revenues from specialty plant nutrition business line in 2023 were a result of significantly lower average sales prices during the year. Our average sales prices decreased over 21% in 2023 compared to 2022 due to reduced demand seen during 2023. According to our estimates, overall potassium nitrate demand decreased approximately 8% during 2023. We saw some demand recovery during the fourth quarter of 2023 and expect this momentum to continue into 2024, driving nearly a 10% increase in demand during the year. We believe that market prices might have reached the bottom during the fourth quarter of 2023 and we expect to see less price volatility during 2024 when compared to 2023.
Potassium revenues for the year ended December 31, 2023 totaled US$279.1 million, lower than revenues reported during the year ended December 31, 2022, which totaled US$437.2 million, representing a 36.2% decrease. Our sales volumes increased almost 13% during 2023 when compared to 2022 as a result of increased demand and significantly lower market prices seen in 2023 compared to 2022. We believe that due to lower market prices and increased supply, the global potash demand grew approximately five million metric tons during 2023, reaching a total of almost 65 million metric tons. We expect to see a similar demand growth during 2024. Our sales volumes during 2024 could reach 600,000 metric tons.
5.E.Critical Accounting Estimates
For information on our critical accounting estimates, see Note 3.33 to our consolidated financial statements.
5.F.Safe Harbor
The information contained in Item 5.E contains statements that may constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report, for safe harbor provisions.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.Directors and Senior Management
We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our By-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our Annual General Shareholders’ Meeting. Cumulative voting is allowed for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled Annual General Shareholders’ Meeting. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chairman when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chairman or (iii) an absolute majority of all directors. The Board of Directors has a Directors’ Committee and its regulations are discussed below.

On March 20, 2024, Xu Tieying resigned from the Board of Directors effective April 24, 2024. As a result of this resignation, the entire Board was up for election at the Annual General Shareholders’ Meeting held on April 25, 2024. Each of the eight members of the current Board of Directors (including Mr. Xu) was elected for a three-year term at the 2024 Annual General Shareholders’ Meeting.
Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Gonzalo Guerrero Y.	Chairman of the Board and Director. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He is Chairman of the Board of SQM Salar S.A., Delegate Counsel of SONAMI, Chairman of the Board of Maria Elena Foundation for Social and Patrimonial Development, Board director of ICARE, elective counsel of SOFOFA, Chairman of SOFOFA Chile/Australia business council and Board director of SOFOFA HUB.	April 2017 (Chairman since April 2022)

Patricio Contesse F.	Vice Chairman of the Board and Director. Mr. Contesse is a lawyer with a degree from the Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group through 2021, where he is currently Vice Chairman of the Boards of Directors of the Pampa Group entities.	April 2018

Hernán Büchi B.	Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A., among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 2017

Name	Position and relevant experience	Current position held since
George de Bourguignon A.
Director. Mr. de Bourguignon is an economist from the Pontificia Universidad Católica de Chile with an MBA from Harvard University. In the academic field, he has been a professor of Economics at the Pontificia Universidad Católica de Chile, while, in the business world, he is co-founder and currently Chairman of Asset Chile S.A., a corporate finance advisory firm, and of Asset AGF, an investment fund administration firm. He also serves as a director in various companies, including Vivo Spa, where he has been Chairman since August 2022, in Tánica S.A., since May 2017 and Embotelladora Andina since 2016. He was a director of SQM (2019 - April 2022), Empresas La Polar S.A. (2011-2015), Sal Lobos S.A (2006-2018) and Chairman of the Committee of Directors of Latam Airlines Group (2012-2019).
April 2024
Antonio Gil N.(1)	Director. Mr. Gil holds a degree in Industrial Engineering from ICAI (Universidad Pontificia Comillas, Spain) and is a graduate of Harvard Business School (where he obtained his MBA). He also completed the Stanford Executive Program at Stanford University. He has more than 25 years of experience in strategic leadership, management, financial and investment roles at global, European and Latin American companies. He is currently board member at Latam Airlines Group. Previously, he was CEO of Moneda Asset Management, Vice President of ACAFI, Managing Director, worldwide CFO and member of the global executive committees of several large global businesses at JPMorgan. He started his career as strategic consultant for BCG in Spain.	April 2022
Gina Ocqueteau T.	Director. Ms. Ocqueteau graduated as a nurse from the Universidad de Chile and holds an MBA in Commercial Management and Marketing from ESEM, Business School, Madrid Campus. She is currently CEO of Waygroup Chile, founding partner of Crosscheck, director of the Asia Pacific Chamber of Commerce and Imagen Chile Foundation, director of UDD Ventures and Vice Chairman of Unión Emprededora. She has been a director of Chile Mujeres since 2019 and was a member of the Advisory Council of the Ministry of Women and Gender Equity in 2021. Previously, she was also director of the Association of Entrepreneurs, ASECH, and held senior positions within ACHS.	April 2022

Ashley Ozols	Director. Mr. Ozols earned a Bachelor of Commerce degree from the University of New South Wales, Sydney and is also a CFA charterholder. He resides in Australia and has over 20 years of international business experience providing strategic, financial and advisory services to American, Australian and Asian based clients. Between 2003 and 2017, he worked at several investment banks, including Macquarie Group, Grant Samuel, and CLSA. Between 2017 and beginning his role as a board member at SQM in 2021, he worked at Tianqi Lithium as an executive focused on corporate development.
December 2021

Name	Position and relevant experience	Current position held since

Xu Tieying
Director. Mr. Xu earned a doctorate degree in law from the Università degli studi di Roma Tor Vergata, Italy. He studied at the Centro di Studi Giuridici Latinoamericani of the same university. He is also a P.R. China Legal Professional Qualifications Certificate holder. Currently, he is an Associate Professor at the Sichuan University, China, specializing in Civil and Commercial Law. He has also released several publications and books on Civil and Commercial Law. Mr. Xu resigned from the Board of Directors effective April 24, 2024.
April 2023
Our current executive officers are as follows:

Name	Position and relevant experience	Current position held since

Ricardo Ramos R.	Chief Executive Officer. Mr. Ramos earned an industrial engineering degree from the Pontificia Universidad Católica de Chile. In 1989, he joined SQM as Finance Advisor and served as Chief Financial Officer and Vice President of Corporate Services from 1994 until 2018, before assuming his current role in January 2019.	January 2019

Gerardo Illanes G.(2)	Chief Financial Officer. Mr. Illanes earned an engineering degree from the Universidad Católica de Chile and a Master of Business Administration from Emory University’s Goizueta Business School. In 2006, he joined SQM and has served in several positions within the finance area at our headquarters in Santiago, Chile and in subsidiaries around the world. Mr. Illanes is also a member of the Board of Soquimich Comercial. In May 2016, he became Vice President of Finance, and assumed his current role in October 2018.	October 2018

Gonzalo Aguirre T.	General Counsel. Mr. Aguirre earned a degree in law from the Universidad Católica de Chile and a Master of Laws (LL.M) degree from Georgetown University Law Center. He joined SQM in April 2016 and has served as Legal Vice President since September 2016. Prior to joining SQM, he worked at SunEdison as Head of Legal for Latin America and at AES Gener, where he served as a counsel on corporate and project matters. Prior to his in-house experience, he worked for Carey y Cía Ltda, Paul Hastings LLP (as an international legal consultant) and Vial and Palma, where his practice focused on corporate and financial matters. He is admitted to practice in Chile and in Washington, D.C., as a special legal consultant.	September 2016

Name	Position and relevant experience	Current position held since
Pablo Altimiras C.	Executive Vice President of Nitrates and Iodine Businesses. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Business Development and Planning. In October 2018, he became Vice President of Lithium and Iodine Businesses and assumed his current role in the Company in December 2021.	December 2021

José Miguel Berguño C.(3)
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

December 2021
Carlos Díaz O.
Executive Vice President of Lithium. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM and worked in the planning, finance and logistics areas of the Company until 2012. From 2012 through 2019, he was Vice President of Operations, Nitrates and Iodine. In 2019, he became Vice President of Operations, Potassium and Lithium and assumed his current role in December 2021.
December 2021
________________________________________________
(1)As of December 31, 2023, Mr. Gil beneficially owned 1,730 SQM shares.
(2)As of December 31, 2023, Mr. Illanes beneficially owned 800 SQM shares.
(3)As of December 31, 2023, Mr. Berguño beneficially owned 380 SQM shares.
6.B.Compensation
At the Annual General Shareholders’ Meeting held on April 26, 2023, shareholders approved the Board of Directors compensation for 2023, including the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.
During 2023, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month each. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2023 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2023 total net profit of the Company.

In addition, during 2023, members of the Directors’ Committee were each paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the

Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained during the 2023 fiscal year.

For the calculation of the variable remuneration that the directors were entitled to receive, the 2023 net profit was considered with a maximum limit of 110% of the 2022 net profit.
During 2023, the members of the Safety, Health and Environmental and the Corporate Governance Committees each received UF 100 per month, regardless of the number of sessions held.
During 2023, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Total (Ch$)
Gonzalo Guerrero Yamamoto	954,155,016		43,245,177		997,400,193
Patricio Contesse Fica	910,909,839		43,245,177	43,245,177	997,400,193
Hernan Büchi Buc	563,567,862			43,245,177	606,813,039
Antonio Gil Nievas	563,567,862	187,855,957			751,423,819
Gina Ocqueteau	563,567,862	187,855,954			751,423,816
Ashley Luke Ozols	562,560,834	187,520,278			750,081,112
Antonio Schneider	563,567,862		29,024,056	14,221,121	606,813,039
Xu Teiying (1)	152,070,720			25,345,120	177,415,840
Dang Qi (2)	410,490,114		17,732,219		428,222,333
TOTAL	5,244,457,971	563,232,189	133,246,629	126,056,595	6,066,993,384
(1)Director since April 26, 2023
(2)Director until April 26, 2023
At the Annual General Shareholders’ Meeting held on April 25, 2024, shareholders approved the Board of Directors compensation for 2024, including the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.
During 2024, directors will be paid a monthly retainer fee, which is independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounts to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounts to UF 600 per month each. In addition, the directors will receive variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman will receive the equivalent of 0.12% of the income before taxes that the Company will obtain during the 2024 fiscal year (the "Income before Taxes") and each of the remaining six directors will receive the equivalent of 0.06% of the Income before Taxes.

In addition, during 2024, members of the Directors’ Committee each will be paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee will also receive variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Each member of the Directors’ Committee will receive an amount equal to 0.02% of the Income before Tax.

The variable remuneration that the directors will be eligible to receive in 2024 will be calculated with a maximum limit set at 110% of the variable remuneration paid to the Company's directors for the 2023 fiscal year.
During 2024, the members of the Safety, Health and Environmental and the Corporate Governance Committees each will receive UF 100 per month, regardless of the number of sessions held.
For the year ended December 31, 2023, the aggregate compensation paid to our 153 members of management based in Chile was US$37.4 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.

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
As of December 31, 2023, we had a provision related to all of the incentive programs in the aggregate of US$62.0 million.
We do not maintain any pension or retirement programs for the members of the Board of Directors or our executive officers in Chile.
6.C.Board Practices
Information regarding the period of time each of SQM’s current Directors has served in his office is provided in the discussion of each member of the Board of Directors above in “Item 6.A. Directors and Senior Managers.”
The date of expiration of the term of the current Board of Directors is April 2027. The contracts of our executive officers are indefinite. The current Board of Directors was elected at the Annual General Shareholders’ Meeting held on April 25, 2024 for a three-year term expiring in April 2027.
The members of the Board of Directors are remunerated in accordance with the information provided above in “Item 6.B. Compensation.” There are no contracts between SQM, or any of its subsidiaries, and the members of the Board of Directors providing for benefits upon termination of their term.
Directors’ Committee – Audit Committee
As required by Chilean Law, during 2023, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.
From April 26, 2023 until April 24, 2024, our Directors’ Committee was comprised of three Directors: Mr. Antonio Gil N., Mrs. Gina Ocqueteau T., and Mr. Ashley Ozols. Each of the three members met the NYSE independence and Chilean independence requirements for audit committee members. Mr. Ozols held the position of Chairman of the Directors’ Committee.
During 2023, the Directors’ Committee (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies for the Board to recommend to the shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the proposals to the Board of Directors on corporate policies that the Company must have, in accordance with the law; (viii) the Company’s risk matrix; (ix) the activity related to the Company’s compliance program; (x) the report on internal control of the Company and (xi) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2023.
Regarding the above, the Committee:
(a)Examined the information regarding the financial statements of SQM for the 2023 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2023 fiscal year.
(b)Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Credit Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual General Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.
(c)Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

(d)Examined the background information related to the negotiations of a transaction for SQM Australia Pty Ltd., (“SQM Australia”) to acquire approximately 80% of the outstanding shares of Azure. SQM Australia owns approximately 19.9% of Azure’s outstanding shares, therefore, Azure is a related party of the Company. The Committee recommended the approval of the negotiations with Azure to the Board of Directors.
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
The Committee issued the Annual Management Report referred to in the Chilean Corporations Act.
Except for the SQM Australia-Azure transaction described in letter (d) above, during 2023, the Company did not enter into any other related party transactions which are required to follow the requirements and procedures established in title XVI of the Corporations Act. Therefore, except for the transaction described in letter (d) above and for a potential transaction that was not entered into by the Company, the Committee was not required to examine information regarding other related party transactions.
From on April 25, 2024, our Directors’ Committee has been comprised of three Directors: Mr. Hernan Büchi, Mr. Antonio Gil N. and Mrs. Gina Ocqueteau T. Each of the three members met the NYSE independence and Chilean independence requirements for audit committee members. The Chairman of the Directors’ Committee is expected to be elected at the next committee meeting to be held in May 2024.
At the Annual General Shareholders’ Meetings held on April 26, 2023 and April 25, 2024, the shareholders of SQM approved an operational budget for the Committee equivalent to the sum of the annual remunerations of the members of the Committee and US$250,000 for the 2023 and 2024 fiscal years. The activities carried out by the Committee, as well as the expenses incurred by it, are disclosed at the Annual General Shareholders’ Meeting.
Article 50 bis of the Chilean Corporations Act states that the Committee should consist of three Directors, of which at least one member should preferably be independent from the controller (i.e., any person or entity who “controls” the company for Chilean law purposes), if any, and that their functions be remunerated.
Compensation Recovery Policy
In October 2022, the SEC adopted Rule 10D-1 under the Exchange Act, requiring national securities exchanges and national securities associations, such as NYSE, to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. The amendment to NYSE’s listing rules became effective on October 2, 2023, and issuers like SQM listed on NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023.

On October 18, 2023, our Board of Directors adopted SQM’s compensation recovery policy, a copy of which is filed as Exhibit 97 to this Form 20-F. The compensation recovery policy complies with the requirements of Section 303A.14 of the NYSE listing rules implementing SEC Rule 10D-1.

Under our compensation recovery policy, in the event we are required to prepare an accounting restatement due to (i) material noncompliance with any financial reporting requirements under U.S. securities laws, including any required accounting restatement to correct an error in a previously issued financial statement that is material to such previously issued financial statement, or (ii) an error not material to a previously issued financial statement, but that would result in a material misstatement if the error were corrected in the current period financial statements or left uncorrected in the current period financial statements, we are entitled to recover a portion or all of any incentive-based compensation provided to certain current or former executive officers (including the CEO, the CFO and the principal accounting officer), who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive officer would have received based on the restatement. The Directors’ Committee administers our compensation recovery policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the policy and may forego recovery if it determines that recovery would be impracticable.

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
303A.14
The initial or continued listing of any security of an
issuer that is not in compliance with the recovery policy
for erroneously awarded compensation pursuant to the
provisions of Section 303A.14 is prohibited.
Not specified in the Chilean regulations.
6.D.Employees
As of December 31, 2023, we had 7,682 permanent employees, 648 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6.4 years.

	As of December 31,
	2023	2022	2021
Employees in Chile	7,034	6,533	5,671
Employees outside of Chile	648	464	410
Total employees	7,682	6,997	6,081

Over 92% of our employees are employed in Chile, of which approximately 78.3% were represented by 22 labor unions as of December 31, 2023. In 2022, we renewed 15 of the collective bargaining agreements. In November, 2023, a new renegotiation cycle began and as of December 31, 2023, three collective bargaining agreements had been renegotiated. The terms of such agreements currently in effect are three years, and expiration dates of such agreements vary from agreement to agreement. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health, death and disability benefits, among others.
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
6.E.Share Ownership
We do not grant stock options or other arrangements involving the capital of SQM to directors, managers or employees. For more information on the shareholdings of current directors and executive officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
6.F.Disclosure of a registrant’s action to recover erroneously awarded compensation
We did not have any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company's compensation recovery policy, during or after the last completed fiscal year. The complete copy of the Company's incentive-based compensation recovery policy is filed as Exhibit 97 to this Form 20-F.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.Major Shareholders
The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 1, 2024 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from the shareholder registry of the Depósito Central de Valores S.A. (the “DCV”) and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Tianqi Lithium Corporation(1)	62,556,568	43.80%	748,490	0.55%	22.16%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,989,231	31.50%	1,611,227	1.13%	16.31%
The Bank of New York Mellon ADRs (3)			42,527,927	29.78%	14.89%
Potasios de Chile S.A.(3)	18,179,147	12.73%			6.35%
Banco de Chile por cuenta de State Street			11,892,217	8.33%	4.16%
AFP Habitat S.A.	608,080	0.43%	9,991,205	7.00%	3.71%
Inversiones Global Mining Chile Ltda.(3)	8,798,539	6.16%	—	—	3.08%
Banco Santander por cuenta de Inversionistas por extranjeros	—	—	8,751,552	6.13%	3.06%
AFP Cuprum S.A.	—	—	8,278,796	5.80%	2.90%
AFP Provida S.A.	—	—	8,142,082	5.70%	2.85%
AFP Capital S.A.	—	—	7,800,496	5.46%	2.73%
________________________________________________
(1)SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A common shares held by Inversiones TLC SpA registered in the shareholder registry of the DCV as of March 1, 2024 and (ii) owns directly 748,490 Series B common shares in the form of ADSs. Therefore, Tianqi beneficially owns 22.16%, of SQM’s total shares.

(2)Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.
(3)SQM has been informed that, as of March 1, 2024, the indirect controller of Norte Grande S.A. is Pacific Atlantic International Holding Corporation. 100% of the shares into which the capital of Pacific Atlantic International Holding Corporation is divided is part of a trust, called The Pacific Trust, constituted by Mr. Julio Ponce Lerou in favor of his children, in equal parts, the following: Julio Ponce Pinochet, Alejandro Ponce Pinochet, Francisca Ponce Pinochet and Daniela Ponce Pinochet. Pacific Atlantic International Holding Corporation owns 100% of the shares into which the capital of the company SQ Grand Corp. is divided, which in turn has 99.99% of the social rights of Inversiones SQ Limitada, who owns the 92% of the shares of Inversiones SQYA SpA. Inversiones SQ limitada owns 0.026% of the shares of Norte Grande S.A., and Inversiones SQYA SpA, for its part, owns 80.80% of the shares of Norte Grande S.A., of 3.89% of the shares of Sociedad de Inversiones Oro Blanco S.A. and 7.44% of the shares of Nitratos de Chile S.A. Norte Grande S.A. owns 81.17% of the shares of Sociedad de Inversiones Oro Blanco S.A. and 83.91% of the shares of Nitratos de Chile S.A. Sociedad de Inversiones Oro Blanco S.A. owns 88.82% of the shares of Sociedad de Inversiones Pampa Calichera S.A. Nitratos de Chile S.A. owns 99.02% of the shares of Potasios de Chile S.A., which in turn owns 10.09% of the shares of Sociedad de Inversiones Pampa Calichera S.A. Sociedad de Inversiones Pampa Calichera S.A. owns 100% of the shares of Global Mining SpA. Potasios de Chile S.A. owns 6.36% of the shares of SQM S.A., Sociedad de Inversiones Pampa Calichera S.A. owns 16.31% of the shares of SQM S.A. and Global Mining Spa owns 3.08% of the shares of SQM S.A.
(4)Includes 748,490 Series B common shares held by Tianqi in the form of ADSs described in footnote (1) above.
As of March 1, 2024, SQM did not have a Controller Group.
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
•Tianqi will not nominate any of its directors, executives or employees to the SQM Board of Directors;
•Tianqi and the directors nominated by it will not influence or intervene for the benefit of Tianqi and prejudice the interests of SQM;
•The directors nominated by Tianqi will not participate nor will they be part of any committees, the management or other decision-making bodies related to lithium of SQM or of any companies controlled by SQM, unless nominated by independent directors;
•Tianqi will inform the FNE of any agreement in the lithium market, with Albemarle and/or SQM, prior to its execution;
•Tianqi will notify the FNE of any event from which it acquires control or decisive influence in SQM;
•Tianqi will disassociate any director, executive or employee appointed by third parties, who assumes a position described above in SQM;
•Tianqi will not request access to Sensitive Information from SQM;
•The directors nominated by Tianqi will not disclose Sensitive Information of SQM;
•The directors nominated by Tianqi will personally bind themselves to the obligations assumed by Tianqi with the FNE; and

•Tianqi will report to the FNE the appointments and periodic compliance with its obligations.
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
Approximately 1,163 record holders were in Chile as of March 1, 2024.
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
As of April 29, 2024, there were 142,818,904 Series A common shares and 142,818,904 Series B common shares outstanding.
7.B.Related Party Transactions
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
•that the transaction be informed to the Directors’ Committee and to the Board of Directors prior to its execution;
•that the Board of Directors, excluding any Directors involved in the transaction, approves the transaction with an absolute majority of its members, or, if an absolute majority is not feasible, with a unanimous vote by the Directors not involved in the transaction, or, if neither of these options is available, that an Extraordinary Shareholders’ Meeting be held and that shareholders representing 2/3 of the outstanding shares with voting rights approve the transaction. In the latter case, prior to the meeting, the shareholders must be provided with a report by an independent evaluator and with statements by the directors as to whether or not such transaction is in SQM’s interest;
•that the grounds for the decision and for the exclusion be recorded in the respective minutes of the Board meeting; and
•that the agreement and the names of the directors who approved the same be reported at the next shareholders’ meeting. Infractions will not affect the validity of the transaction but they will grant SQM or its shareholders the right to demand that the related party committing such infraction refund the amount equivalent to the benefits received by such party in the transaction to SQM, and that such party indemnify for any corresponding damages.
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
7.C.Interests of Experts and Counsel
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
8.A.Consolidated Statements and Other Financial Information
8.A.1See “Item 18. Financial Statements.”

8.A.2See “Item 18. Financial Statements.”
8.A.3See “Item 19. Exhibits—Index to Financial Statements—Report of Independent Registered Public Accounting Firm.”
8.A.4Not applicable.
8.A.5Not applicable.
8.A.6Export Sales
We derive most of our revenues from sales outside of Chile. The distribution of sales presented below reflects the location of the Company’s subsidiaries making such sales and does not necessarily reflect the final destination of the products sold.
The following is the composition of the consolidated sales for the periods ending on December 31, 2023, 2022 and 2021:

Th. US$	2023	2022	2021
Foreign sales	7,306,869	10,487,430	2,642,672
Total sales	7,476,550	10,710,578	2,862,320
Foreign sales %	97.7%	97.9%	92.3%
8.A.7Legal Proceedings
SQMNA Litigation
In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County (the “Pomona Case”). In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter was then remanded to the District Court for a complete retrial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 8, 2021, a jury found in favor of Pomona and against SQMNA on a single cause of action for strict products liability under California law. The jury found that Pomona’s damages were US$48,128,378. On January 27, 2022, the District Court entered judgment for Pomona in the amount of US$48,128,378. On August 1, 2023, the District Court granted a remittitur order reducing the award to the amount of US$30,280,802. SQMNA paid the reduced amount and the case is terminated.

In October 2010, the City of Lindsay, California, named SQM and SQMNA as defendants in an action filed in the California Superior Court for Tulare County. In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. This case was removed to the U.S. District Court for the Eastern District of California and is pending in the trial court. On February 5, 2024, the Court ordered the resumption of proceedings, as they had been suspended. SQMNA and SQM intend to vigorously defend the action.
Chilean Tax Litigation
The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2023, in the amount of US$986.3 million on SQM Salar for the tax years 2012 to 2023 (business years 2011 to 2022) on that basis. SQM Salar paid the tax assessments and filed seven tax claims against the SII challenging these taxes (the "Claims"). See Note 20.3 to our consolidated financial statements.
SQM Salar made payments in the total amount of US$986.3 million, associated with both, the tax claims amounting US$201.3 million and a pending claim for US$785.0 million, as explained in Note 20.3 to our consolidated financial statements. These payments were accounting for in the consolidated financial statements of the Company as “Non-current tax assets”, including an overcharge amount of US$59.5 million, tax amount of US$818.0 million and interest and fees amount of US$108.7 million.
The SII has not invoiced the Company for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the SII uses criteria similar to that used in previous years, then it may invoice the Company in the future for the 2023 business year, which the Company estimates could be approximately US$162.7 million as the tax claim, net of corporate income taxes, but excluding interest and penalties.
The third tax case ruling was appealed by the SII, and on April 5, 2024 the Santiago Court of Appeal issued a ruling revoking the previous ruling handed down by the Tax and Customs Court covering the 2017-2018 tax years. Although the ruling of the Santiago Court of Appeal does not affect all other Claims, filed by SQM Salar against the SII, and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the Claims by the Company's Board of Directors. Consequently, the Company recognized a tax expense adjustment amounting to US$1,089.5 million, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims (corresponding to US$926.7 million relating to tax years 2012 to 2022 and US$162.7 million relating to tax year 2023).
The Company maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the SII itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the Claims.

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

On March 22, 2023, the Board of Directors, agreed to recommend to the shareholders the payment of a final dividend for 2022. The dividend payment was presented for consideration and approved at the Annual General Shareholders’ Meeting held on April 26, 2023. The amount of the final dividend approved by shareholders was US$10.94060 per share; the amounts paid as interim dividends were deducted from this amount; the balance, in the amount of US$3.22373 per share, was paid and distributed to Company’s shareholders on May 18, 2023.
SQM’s dividend policy for 2023 reported at the Annual General Shareholders’ Meeting held on April 26, 2023, included the following:
(a)Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend (dividendo definitivo):
(i)100% of the 2023 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times.

(ii)80% of the 2023 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.
(iii)60% of the 2023 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.0 times.
(iv)If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2023 net income in favor of the respective shareholders as a final dividend.
(b)Distribute and pay, if possible and during 2023, interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend.

On May 17, 2023, on August 16, 2023, and on November 15, 2023, the Company’s Board of Directors agreed to distribute and pay interim dividends equivalent to US$0.78760 per share, US$0.60940 per share and US$0.50347, respectively, both charged to the Company’s 2023 retained earnings. These amounts were paid in their equivalent in Chilean pesos according to the official exchange rate on July 20, 2023, on November 9, 2023, and on December 14, 2023, respectively (the “Interim Dividends”).
(c)The amount of the interim dividends may vary up or down, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect the Company’s ability to make its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary general shareholders’ meeting.
(d)At the Annual General Shareholders’ Meeting to be held in 2024, the Board of Directors will propose a final dividend pursuant to the percentages in financial parameters described in letter (a) above, deducting the total amount of the interim dividends previously distributed during 2023.
(e)If there is an excess of net income in 2023, this may be retained and assigned or allocated for financing the Company's own operations, to one or more investment projects of the Company, notwithstanding a possible distribution of special dividends (dividendos eventuales) charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.
(f)The payment of additional dividends (dividendos adicionales) is not considered.
It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy proposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (hecho esencial).
On March 28, 2024, the Board of Directors, agreed to recommend to the shareholders approval the payment of a final dividend. The dividend payment was presented for consideration and approved at the Annual General Shareholders’ Meeting held on April 25, 2024. The amount of the final dividend approved by shareholders was US$2.11386 per share. The amounts of the interim dividends previously distributed during 2023 equivalent to US$1.90047 per share were deducted from the amount of the final dividend, leaving a balance equivalent to US$0.21339 to be paid and distributed on May 16, 2024.
SQM’s dividend policy for 2024 reported at the Annual General Shareholders’ Meeting held on April 25, 2024, included the following:
(a) Distribute and pay, as a final dividend (dividendo definitivo) to the corresponding shareholders, a percentage of the net income equal to 30% of the 2024 net income.
(b) Without prejudice to the foregoing, the percentage indicated in letter (a) above may be increased to the extent that the Company's Board of Directors deems that said increase does not materially and negatively affect the

Company's ability to make its investments and to meet estimated future cash requirements, considering, among others, the following financial parameters:
(i) 60% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “the total current liabilities”, both net of the respective dividend amount, is equal to or greater than 1.5 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 1.0 times.
(ii) 80% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “total current liabilities”, both net of the respective dividend amount, is equal to or greater than 2.0 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 0.9 times.
(iii) 100% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “total current liabilities”, both net of the respective dividend amount, is equal to or greater than 2.5 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 0.8 times.
(c) Distribute and pay, if possible and subject to previously mentioned considerations, during 2024 and the first quarter of 2025, interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend.
(d) At the Annual General Shareholders’ meeting that will be held in 2025, the Board of Directors shall propose a final dividend deducting the total amount of the interim dividends previously distributed, provided that this does not materially and negatively affect the Company's ability to make its investments, comply with its obligations, and in general, to comply with the investment and financing policies approved by the shareholders at the Annual General Shareholders’ meeting.
(e) If there is an excess of net income in 2024, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a possible distribution of special dividends (dividendos eventuales) charged to the retained earnings and approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.
(f) The payment of additional dividends (dividendos adicionales) is not considered.
It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy proposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (hecho esencial).
We generally declare dividends in U.S. dollars (but may declare dividends in Chilean pesos) and pay such dividends in Chilean pesos. When a dividend is declared in U.S. dollars, the exchange rate to be used to convert the dividend into Chilean pesos is decided by the shareholders at the meeting that approves the dividend, which has usually been the Observed Exchange Rate on the date the dividend is declared. In the case of interim dividends, the exchange rate to be used is the Observed Exchange Rate published a minimum of three business days before the payment date.
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

Dividends	Paid in	Per Share	Per ADS
Declared for the fiscal year	Year	Ch$	US$
2018	2019	212.38	0.31726
n/a (eventual)	2019	277.70	0.41274
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987
2019	2020	217.67	0.25414
2020 (interim)	2020	138.91	0.17092
2020 (interim)	2020	297.95	0.37994
2020 (interim)	2020	10.79	0.01530
2020	2021	173.82	0.23797
2021 (interim)	2021	243.70	0.31439
n/a (eventual)	2021	1,202.34	1.40037
2021	2022	82.46	0.09691
2022 (interim)	2022	2,267.02	2.78716
2022 (interim)	2022	1,776.62	1.84914
n/a (eventual)	2022	2,653.93	3.08057
2022	2023	2,537.08	3.22373
2023 (interim)	2023	640.64	0.78760
2023 (interim)	2023	537.06	0.60940
2023 (interim)	2023	437.02	0.50347
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

8.B.Significant Changes
No significant change has occurred since the date of the financial statements set forth in Item 18.
ITEM 9.   THE OFFER AND LISTING
9.A.Offer and Listing Details
Our Series A common shares and Series B common shares are currently traded on the Santiago Stock Exchange, and the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) under the trading symbols “SQM-A” and “SQM-B”, respectively. ADSs, each representing one share of our Series B common shares are also traded on the New York Stock Exchange ("NYSE") under the trading symbol “SQM”.
9.BPlan of Distribution
Not Applicable.
9.CMarkets
Our Series A common shares and Series B common shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange.The ADSs representing Series B common shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADSs is The Bank of New York Mellon.
9.DSelling Shareholders
Not applicable.
9.EDilution
Not applicable.
9.FExpenses of the Issue
Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
10.A.Share Capital
Not applicable.
10.B.Memorandum and Articles of Association
Sociedad Química y Minera de Chile S.A., headquartered at El Trovador No. 4285, 6th Floor, Santiago, Chile, is an open stock corporation organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.
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
The Board of Directors duties are remunerated, as stated in article 17 of the Company’s By-laws, and the amount of that compensation is fixed yearly by the Annual General Shareholders’ Meeting. Therefore, directors can neither determine nor modify their compensation.
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
As established in article 103 of the Chilean Corporations Act, a company subject to the supervision of the CMF may be liquidated in the following cases:
(a)Expiration of the duration term, if any, as established in its By-laws;
(b)All the shares end up in the possession of one individual for more than ten continuous days;
(c)By agreement of an Extraordinary Shareholders’ Meeting;
(d)By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)Any other reason contemplated in its By-laws.
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

There are three conditions that would make it mandatory to operate under the OPA law:
1)When an investor wants to take control of a company’s stock.
2)When a controlling shareholder holds two-thirds of the company’s stock. If such shareholder buys one more share, it will be mandatory to offer to acquire the rest of the outstanding stock within 30 days of surpassing that threshold.
3)When an investor wants to take control of a corporation, which, in turn, controls an open stock corporation that represents 75% or more of the consolidated assets of the former corporation.
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
10.C.Material Contracts
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
The Corfo Agreements were amended and restated effective April 10, 2018 and further amended in 2020 and provide the following terms, among others:
(i)increased lease payments to Corfo as a result of increased lease rates associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride (see “Item 5.A. Operating Results – Results of Operations – 2022 compared to 2021 – Cost of Sales – Lithium and Derivatives” and “– Potassium” for descriptions of the progressive rate structure based on the final sale price of lithium carbonate and lithium hydroxide and potassium chloride);
(ii)a commitment by SQM Salar to contribute:
(a)between US$10.8 and US$18.9 million per year to research and development efforts;
(b)between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama; and
(c)1.7% of total annual sales of SQM Salar to the Antofagasta Regional Government and the municipalities of San Pedro de Atacama, María Elena and Antofagasta for regional development;
(iii)the authorization by Corfo for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) then remaining from the originally authorized amount;
(iv)an obligation of SQM Salar to offer part of its lithium production (up to a maximum of 25%) at a preferential price to value-added producers that will develop lithium-based products in Chile;
(v)an obligation of SQM Salar to strengthen its corporate governance by incorporating various audit, environmental control and coordination mechanisms with Corfo, which shall be set forth in amendments to the By-laws of SQM Salar, including among others:
(a)incorporating specific rules for the management of the company, including that two of the directors of SQM Salar are independent and meet the requirements established for independent directors of a public company; and
(b)requiring the Board of Directors of SQM Salar to designate a committee to monitor compliance with the Corfo Lease Agreement and the Corfo Project Agreement and to establish the regulations that will govern this committee and its functions;
(vi)provisions regarding the return of the leased real estate assets and personal property to Corfo, the transfer of environmental permits to Corfo at no cost and granting Corfo purchase options over production facilities and water rights in the Salar de Atacama upon termination of the Corfo Agreements; and
(vii)prohibitions against the sale of lithium brine extracted from leased mining concessions by SQM, SQM Salar and SQM Potasio.
The Corfo Agreements expire on December 31, 2030 and are subject to early termination by Corfo in connection with certain events of default. Under the Corfo Agreements, Corfo will use its best efforts to initiate a public bidding or contracting process for a contract for the exploitation of the Salar de Atacama properties no later than June 30, 2027 and to complete the process no later than July 30, 2029, except if a force majeure event occurs. The foregoing description of the Corfo Agreements is qualified in its entirety by reference to the Corfo Agreements filed as Exhibits 10.1, 10.2 and 10.3 to this Form 20-F, and incorporated herein by reference. See also “Item 3.D. Risk Factors – Risks Relating to Our Business – Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.” and “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs.”, “Item 5.A. Operating Results – Results of Operations – 2023 compared to 2022 – Cost of Sales – Lithium and Derivatives” and “– Potassium” and Notes 18.2 and 21.2 to our consolidated financial statements” for additional information regarding the Corfo Agreements.
Memorandum of Understanding with Codelco

On December 27, 2023, the Company signed a non-binding Memorandum of Understanding (MoU) with Codelco for the operation and development of the Salar de Atacama during the period from 2025 to 2060. The MoU constitutes a significant milestone in the process of discussions between both companies that began on May 31, 2023, as result of the National Lithium Policy announced by the Chilean government. See also "Item 3.D. Risk Factors— Risks Relating to Chile— The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADSs." The MoU is a framework agreement upon which both companies hope to build a partnership to produce high-quality lithium products in the Salar de Atacama, in a sustainable manner and in harmony with the communities. In order to achieve that, both parties make a commitment that the new operating company that will be established at the beginning of 2025 will make the investments in new technologies that are necessary to make high productive yields compatible with the trend towards hydrologic balance in the Salar de Atacama basin. This partnership will permit, among other positive aspects, an efficient transition between the current Corfo Agreements, which expire in 2030, and the lease contracts for the Salar de Atacama that Codelco has from 2031 to 2060. The MoU was amended on March 20, 2024 to extend the date for entering into definitive agreements to implement the terms of the partnership to May 31, 2024.
The full text of the MoU is filed as Exhibit 99.2 to this Form 20-F.
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
10.D.Exchange Controls
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
As of December 31, 2023, we had five series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$400 million, US$450 million, US$700 million and U$750 million.
Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.
10.E.Taxation
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
Cash Dividends and Other Distributions
On September 29, 2014, Chilean Law No.20,780, the Tax Reform, was published, introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. On February 24, 2020, Law No. 21,210, a law to modernize the tax legislation, was published. As a result of these reforms, open stock corporations, like SQM, are subject to the partially integrated shareholder income tax regime. The corporate tax rate applicable to us has been 27% since 2018.
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
In the case of U.S. investors, a tax treaty between the United States and Chile (the “Chile-U.S. Tax Treaty”) was signed prior to January 1, 2020. On December 19, 2023, the procedure for its entry into force was concluded. The Chile-U.S. Tax Treaty entered into force on January 1, 2024. However, in the case of withholding taxes applied by the income-generating country, the Chile-U.S. Tax Treaty shall apply to amounts paid or earned on or after February 1, 2024.
Under the provisions of the Chile-U.S. Tax Treaty, in the case of dividends paid from Chilean companies to their investors domiciled in the United States, the rate of the Withholding Tax will be 35%, and this shall have the right to credit 100% of the corporate tax paid for profits from which those dividends are distributed.
Cash dividends paid by the Company with respect to the shares, including shares represented by ADSs held by a U.S. Holder (as defined below), will be subject to a 35% Chilean withholding tax, excluding the income tax, which is withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to 2023 earnings of the Company and distributed during the same period was 23.90411%.
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

The general tax regime applicable to the highest value or gain recognized in a transfer of shares (unlike the sales or exchanges of ADSs that such shares represent) in force to date, establishes that said gain will be subject to the general taxes set out in the Chilean tax law (Ley de Impuesto a la Renta).
However, the profit obtained from the sale of shares of open stock companies with a stock market presence, which is carried out on a stock exchange, or in a process of public offer for the acquisition of shares governed by the Securities Market Law, will be subject to a single capital gain tax rate of 10%.
For the application of this regime the shares that are sold must have been acquired after April 19, 2001, (i) in a local stock exchange authorized by the CMF, (ii) in a public tender offer for the shares governed by the Securities Market Law, (iii) in an initial public offering for the placement of shares due to the creation of a public limited company or a capital increase of an existing company, (iv) in an exchange of publicly offered securities convertible into shares or, (v) in a redemption of an investment fund shares. If the shares do not qualify for the above special tax treatment, capital gains obtained by foreign holders on the sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to a 35% Withholding Tax in Chile. Such rate could be reduced by the application of a double tax treaty subscribed by Chile. Provisional withholding obligations are applicable under the Chilean Income Tax Law based on different rates depending on whether the capital gain can be determined at the time of the sale. For example, the Chile-U.S. Tax Treaty between the United States and Chile limits the maximum tax rate that both countries can apply to capital gains obtained by a resident of a country in the disposal of shares of a closed joint-stock company in the other country, at a maximum rate of 16%.
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

United States-Chile Double Taxation Treaty
With regard to the changes in these matters introduced with the entry into force of the Chile-U.S. Tax Treaty between Chile and the United States, the following effects can be noted:
In relation to Dividends:
In relation to dividends paid by an entity domiciled in Chile to individuals or entities domiciled in the United States, the general rate of 35% Withholding Tax (Impuesto Adicional) is maintained, with the right to use as credit the entire Corporate Tax (Impuesto de Primera Categoría) previously paid for the profits from which the dividend was distributed. The possibility of using 100% of the corporate tax (Impuesto de Primera Categoría), was in force only until 2026 for treaties signed but not in force, so, if the Chile-U.S. Tax Treaty had not entered into force, from 2026 only 65% of corporate tax could have been used as a credit.
In relation to Capital Gains:
Prior to the entry into force of the Chile-U.S. Tax Treaty between Chile and the United States, when a person or entity resident in the United States obtained capital gains from the disposal of shares or rights representatives of the capital of a company resident in Chile, this was taxed with a Withholding Tax (Impuesto Adicional) rate of 35% in Chile.
The Chile-U.S. Tax Treaty limits the maximum tax rate of Withholding Tax that both countries may apply to capital gains earned by the residents of one country in the disposal of shares or rights or interests representing the capital of a company resident in the other country, to a maximum of 16%, with some exceptions. The 16% maximum does not apply in cases where the seller has held, at any time within the 12-month period preceding the disposal, directly or indirectly, shares that represent more than 50% of the capital, or other rights that represent 20% or more of the capital of the company that was disposed of.
Under the Chile-U.S. Tax Treaty, in the cases in which capital gains are obtained by a resident of the United States from sales of shares traded in a stock exchange in Chile; provided that such shares were previously acquired: A) on a recognized stock exchange in Chile; B) in a public offer for the acquisition of shares regulated by law; C) in a placement of shares by the company at the time of the constitution of that company or of a capital increase of that company; or D) in an exchange of bonds convertible into shares, these capital gains would not be subject to Withholding Tax (Impuesto Adicional) in Chile.
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
The Chile-U.S. Tax Treaty between the United States and Chile came into effect in December 2023.
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

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADSs generally will be treated as qualified dividends if (i) our ADSs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.
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
Foreign Tax Credits
Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. Pursuant to the Chile-U.S. Tax Treaty, after the effective date of the Chile-U.S. Tax Treaty (which was February 1, 2024, with respect to taxes withheld at source, and January 1, 2024, for all other taxes), the Chilean dividend withholding taxes and Chilean capital gain tax will be eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.
Passive Foreign Investment Company Rules
We do not expect to be a PFIC for U.S. federal income tax purposes for our 2023 taxable year and do not anticipate being a PFIC for our 2024 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.
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
A U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES OR ADSs.
10.F.Dividends and Paying Agents
Not applicable.
10.G.Statement by Experts
Not applicable.
10.H.Documents on Display
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
10.I.Subsidiary Information
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
Depositary Payments Fiscal Year 2023
The depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program. In 2023, the depositary reimbursed expenses related to investor relations for a total amount of US$211,255.21.

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.   CONTROLS AND PROCEDURES
(a)Disclosure Control and Procedures
SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2023.
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
(b)Management’s Annual Report on Internal Control Over Financial Reporting
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
Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2023, the Company’s internal control over financial reporting was effective.
(c)Attestation Report of the Registered Public Accounting Firm
For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2023, see page F-1 of our consolidated financial statements.

(d)Changes in Internal Control Over Financial Reporting
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
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2023 and 2022 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2023	2022
Audit fees	1,570	1,386
Tax fees	241	569
All other fees	403	58
Total fees	2,214	2,013
Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2023 and 2022 in connection with the audits of our annual consolidated financial statements Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2023 and 2022 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.
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
ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.   INSIDER TRADING POLICIES
Not applicable.
ITEM 16K.   CYBERSECURITY
Policies and Procedure
The purpose of information security and cybersecurity is to define the general guidelines regarding the Information Security Governance and Management System (SGGSI) and which must be known, adopted and complied with by all employees of the company, as well as third parties linked to it. SQM defines that the effective Governance and Management of Information and Operation Technology Security (IT/OT) is a business function and as such a critical element for the success and survival of SQM in a globalized and highly competitive world.
An information security strategy is developed and implemented in alliance with business strategies, information technologies (IT) and operational technologies (OT). The scope and extent of the information security strategy depends on the size, complexity of the company, its business activities, risks, vulnerabilities and threats, providing a reasonable defense against any internal or external attack. This cybersecurity strategy addresses preventive, detective, corrective and reactive measures. Also, an important aspect is the information security incident management life cycle, which consists of being able to methodologically analyze Information Security & Cybersecurity (ISC) events/incidents from a point of view of the impact they could cause to the company. Incident response methodologies generally emphasize preparedness, not only establishing an incident response capability, but also preventing incidents by ensuring that systems, networks and applications are sufficiently secure. Preparation involves implementing the appropriate tools and configuring appropriate processes and procedures for treatment before an incident occurs. One of the most important tasks is to identify the assets that must be protected.
We have incorporated cybersecurity related risks into our overall risk management system, which is built considering international standards, such as ISO 31000 and COSO ERM (Committee of Sponsoring Organizations Enterprise Risk Management), and includes the following stages:

Risk Identification: To identify the risks, meetings will be held between the business risk management area and the different process owners of each business unit or business areas, who, due to their responsibilities, can be presumed to understand significant risk situations.

Based on this input, the Business Risk Management Department will prepare a list of the risks identified for each unit. This list will be called a "risk inventory".

Risk Analysis: Risk analysis includes the study of the causes and consequences in the event of a risk materialization. A risk can have multiple causes and consequences, which can affect more than one risk, so its correct identification will provide an in-depth analysis of the risk and its possible consequences. For any critical risk related to our strategic objectives, such as the risk of cybersecurity, a cause-consequence analysis must be performed, which is registered in a Bow-Tie sheet, which will help to better identify the controls that mitigate such risk. This analysis will be reviewed at least once every six months by the Business Risk Management Department and the responsible area.

Risk Assessment: For any critical risk related to the Company's strategic objectives, such as the risk of cybersecurity, a cause-consequence analysis must be performed, which is registered in a Bow-Tie sheet, which will help to better identify the controls that mitigate such risk. The Bow-Tie analysis is a risk management technique that provides a visual representation of potential hazards, the threats that could cause those hazards, the consequences of those threats, and the controls in place to mitigate the risks. The name "bow-tie" comes from the shape of the diagram, which resembles a bow-tie with the hazard in the center and the threats and consequences branching out on either side. This analysis will be reviewed at least once every six months by the Business Risk Management Department and the responsible area.

Risk Treatment: Once the residual risk has been defined, there are different ways of dealing with the risks based on the risk management methodology, which must be considered on a case-by-case basis. The way in which risk is dealt with will depend mainly on the risk appetite defined for each case.

Risk Monitoring: The Business Risk Management Department continuously monitors the action plans committed by each responsible area.

Risk Communication: At least twice a year, the Business Risk Management Department will present SQM's critical risks, such as cybersecurity, to the Board of Directors directly, or through the Directors' Committee, so it may then report to the Board of Directors. Upon receipt of information regarding critical risks, the Board of Directors may request further details during the Board meeting or engage in discussions about the risks and/or mitigation measures with the respective responsible party.

SQM Business Risk Management Department is responsible for performing all the above described stages of the process.

At the end of 2021, SQM´s Business Risk Management Department requested an analysis of the maturity of SQM risk management function. This was performed by an independent accounting firm that is not SQM's independent auditor and included a review of the governance, processes, culture and support systems, comparison with an industry benchmark, and recommendations. In order to review our progress as well as to comply with the best practices in risk management, this evaluation will be performed again in 2024 by the same independent accounting firm.

We believe to have protection mechanisms (controls) in place against unauthorized access, changes or modifications in production, development and testing environments, which may affect the confidentiality, integrity and availability of the company's information or data. Information security is subject to good governance, aligned with other governance arrangements established in the company. This good governance includes clear rules, borders, cybersecurity measures and controls.

Management and Director Cybersecurity Expertise

Our Business Risk Management Department consists of five people and is led by the Department Head who has access and reports to the Directors' Committee. Each member of the Department has training and/or certifications in Risk Management such as ISO 31000 or COSO ERM. All of them have more than five years of experience in Risk Management, Audit and Compliance roles.

SQM manages security and cyber security through its Security and IT Governance Department. The key responsibility of this department is to protect the Company's IT infrastructure from cyber-attacks and other threats. SQM has an Information Security Management System (ISMS) based on ISO 27001, Control Objectives for Information and Related Technologies (COBIT) and National Institute of Standard and Technology (NIST) Cybersecurity Framework (CSF).

Our current Chief Information Security Officer (CISO) has more than 18 years of experience in managing risks and protecting assets in industries such as retail, consumer products, and technology, among other sectors. The CISO oversees all our divisions globally, advising and supporting business and operational managers in their activities to ensure that information security and cybersecurity are managed as critical components of our overall sustainability strategy.

We have not had any material cybersecurity incidents nor series of individually immaterial cybersecurity incidents that are to be disclosed on this Form 20-F.

PART III
ITEM 17.   FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18.   FINANCIAL STATEMENTS
For a list of all financial statements filed as part of this Form 20-F Annual Report, see “Item 19. Exhibits.”
ITEM 19.   EXHIBITS
(a)Index to Financial Statements
________________________________________________
*All other schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(b)Exhibits

Exhibit No.	Exhibit
1.1
By-laws (Estatutos) of the Company, as amended effective as of January 22, 2021, filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, is incorporated herein by reference.

2.1	Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.
8.1	Significant subsidiaries of the Company
10.1
Composite Consolidated and Updated Text of the OMA Mining Lease Agreement dated January 17, 2018, as amended through January 8, 2020, among Corfo, SQM Salar S.A., the Company and SQM Potasio S.A. (the “Corfo Lease Agreement”), filed as Exhibit 10.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, incorporated herein by reference.

10.2
Composite Consolidated and Updated Text of the Salar de Atacama Project Agreement dated January 17, 2018, as amended through December 1, 2020, among Corfo, SQM Potasio S.A., the Company and SQM Salar S.A. (the “Corfo Project Agreement”), filed as Exhibit 10.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, incorporated herein by reference.

10.3
Composite Annexes and Exhibits to the Corfo Lease Agreement and the Corfo Project Agreement, filed as Exhibit 10.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, incorporated herein by reference.

12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification
23.1
Consent of Juan Becerra, SQM, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.1 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.2
Consent of Rodrigo Riquelme Tapia, GeoInnova, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.2 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.3
Consent of Gino Slanzi, Inprotec spa, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.3 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.4
Consent of Marco Fazzi, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.4 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.5
Consent of Marco Lema, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.5 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.6
Consent of Gino Slanzi, Inprotec spa, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.6 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.7
Consent of Marco Fazzi, SQM, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.7 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

23.8
Consent of Marco Lema, SQM, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.8 to the Company's Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

96.1
Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 5, 2024, filed as Exhibit 96.1 to the Company’s Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

96.2
Technical Report Summary regarding the Nueva Victoria property, prepared by SQM, dated April 5, 2023, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

96.3
Technical Report Summary regarding the Pampa Blanca property, prepared by SQM, dated April 5, 2024, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 5, 2024, is incorporated herein by reference.

96.4
Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.5
Technical Report Summary regarding the Mt. Holland Lithium Project, prepared by SQM, dated April 25, 2022, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 25, 2022, is incorporated herein by reference.

97.0	Company's Incentive-Based Compensation Recovery Policy dated October 18, 2023.
99.1	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.
99.2	Memorandum of Understanding between SQM and Codelco, dated December 27, 2023, filed as Exhibit 99 to the Company's Report on Form 6-K on December 27, 2023, is incorporated herein by reference.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive Data File – The Cover Page
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
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(CHEMICAL AND MINING COMPANY OF CHILE INC.)
/s/ Gerardo Illanes
Gerardo Illanes G.
Chief Financial Officer
Date: April 29, 2024

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES
Index to Consolidated Financial Statements

Ch$	-Chilean pesos
ThCh$	-Thousands of Chilean pesos
US$	-United States dollars
ThUS$	-Thousands of United States dollars
UF	-The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and, cash flows for each of the three years in the period ended December 31 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Bulk Inventories Volume
As described in Notes 3.15, 3.34 and 10 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2023 amounted to US$744 million and US$891 million, respectively, which included bulk inventories amounting to US$ 221 million and US$164 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.
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
The principal considerations for our determination that performing procedures relating to the environmental, tax and legal contingencies is a critical audit matter are (i) the significant judgment by management when assessing whether a loss is probable and when determining whether the amount of the loss can be reasonably estimated and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the loss contingencies associated with environmental, tax and legal matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of litigation contingencies, including controls over assessing whether a loss is probable and when determining whether the amount of the loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s litigation contingency disclosures.
/s/ PricewaterhouseCoopers Consultores Auditores y Compañía Limitada
Santiago, Chile
April 29, 2024
We have served as the Company’s auditor since 2011

Consolidated Statements of Financial Position

Assets	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,041,369	2,655,236
Other current financial assets	12.1	1,325,843	961,355
Other current non-financial assets	16	136,750	196,335
Trade and other receivables, current	12.2	907,181	1,087,420
Trade receivables due from related parties, current	11.5	43,253	81,622
Current inventories	10	1,774,594	1,784,281
Current tax assets	25.1	637,033	224,914
Total current assets other than those classified as held for sale or disposal		5,866,023	6,991,163
Non-current assets or groups of assets classified as held for sale		118	346
Total non-current assets held for sale		118	346
Total current assets		5,866,141	6,991,509

Non-current assets
Other non-current financial assets	12.1	248,281	32,126
Other non-current non-financial assets	16	373,700	52,396
Non-current trade receivables	12.2	2,559	2,091
Investments accounted for under the equity method	7.1-8.1	86,417	54,386
Intangible assets other than goodwill	14.1	155,874	166,336
Goodwill	14.1	958	967
Property, plant and equipment, net	15.1	3,609,937	2,726,838
Right-of-use assets	13.1	73,193	60,867
Non-current tax assets	25.1	59,541	127,114
Deferred tax assets	25.3	302,236	604,471
Total non-current assets		4,912,696	3,827,592
Total assets		10,778,837	10,819,101

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

Liabilities and Equity	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	1,256,499	522,999
Lease liabilities, current	13.2	18,192	12,149
Trade and other payables, current	12.5	449,633	374,789
Current trade payables due to related parties	11.6	2,346	—
Other current provisions	18.1	392,322	1,303,146
Current tax liabilities	25.2	183,633	356,611
Provisions for employee benefits, current	17.1	23,946	35,376
Other current non-financial liabilities	18.3	187,305	446,477
Total current liabilities		2,513,876	3,051,547
Non-current liabilities
Other non-current financial liabilities	12.4	3,213,422	2,394,218
Non-current lease liabilities	13.2	56,966	49,585
Other non-current provisions	18.1	60,450	58,053
Deferred tax liabilities	25.3	394,688	289,825
Non-current provisions for employee benefits	17.1	62,006	43,872
Total non-current liabilities		3,787,532	2,835,553
Total liabilities		6,301,408	5,887,100

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,643	1,577,643
Retained earnings		2,748,686	3,350,114
Other reserves		114,870	(31,125)
Equity attributable to owners of the Parent		4,441,199	4,896,632
Non-controlling interests		36,230	35,369
Total equity		4,477,429	4,932,001
Total liabilities and equity		10,778,837	10,819,101

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the three years in the period ended
Consolidated Statements of Income	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$
Revenue	21.1	7,467,490	10,710,578	2,862,315
Cost of sales	21.2	(4,392,436)	(4,973,953)	(1,772,208)
Gross profit		3,075,054	5,736,625	1,090,107
Other income	21.3	40,557	9,854	19,552
Administrative expenses	21.4	(175,765)	(142,644)	(118,893)
Other expenses	21.5	(93,400)	(75,971)	(60,605)
Impairment of financial assets and reversal of impairment losses	21.7	202	3,369	(235)
Other (losses) gains	21.6	(2,254)	117	(2,638)
Income from operating activities		2,844,394	5,531,350	927,288
Finance income	21.10	122,726	47,038	4,668
Finance costs	15-21.9	(138,402)	(86,651)	(84,626)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	593	20,159	11,132
Foreign currency translation differences	24	(22,293)	(25,400)	(17,241)
Income before taxes		2,807,018	5,486,496	841,221
Income tax expense	25.3	(1,876,751)	(1,572,212)	(249,016)
Net income		930,267	3,914,284	592,205
Net income attributable to:
Net income attributable to owners of the parent		923,191	3,906,311	585,454
Net income attributable to non-controlling interests		7,076	7,973	6,751
		930,267	3,914,284	592,205

Basic earnings per share (US$ per share)	3.26	3.2320	13.6757	2.1048

Diluted earnings per share (US$ per share)	3.26	3.2320	13.6757	2.1048

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the three years in the period ended
Consolidated Statements of Comprehensive Income	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Net income	930,267	3,914,284	592,205
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
(Losses) gain from measurements of defined benefit plans	(5,843)	(6,350)	4,679
Gains (losses) from financial assets measured at fair value through other comprehensive income	190,509	190	(12,072)
Total other comprehensive income that will not be reclassified to income for the year, before taxes	184,666	(6,160)	(7,393)
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Foreign currency exchange gains (losses)	3,177	(255)	4,240
Cash flow hedges- effective portion of changes in far value	126	36,079	(66,051)
Cash flow hedges-reclassified to income for the year	18,566	(9,457)	13,289
Total other comprehensive income that will be reclassified to income for the year	21,869	26,367	(48,522)
Other items of other comprehensive income, before taxes	206,535	20,207	(55,915)
Income taxes related to items of other comprehensive income that will not be reclassified to income for the year
Income tax benefit (expense) relating to measurement of defined benefit pension plans through other comprehensive income	1,582	1,273	(142)
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(57,242)	(17)	3,818
Total income tax (expense) benefit relating to components of other comprehensive income that will not be reclassified to income for the year	(55,660)	1,256	3,676
Income taxes relating to components of other comprehensive income that will be reclassified to income for the year
Income tax (expense) benefit related to gains (losses) from cash flow hedges	(5,047)	(7,172)	14,246
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to income for the year	(5,047)	(7,172)	14,246

Total other comprehensive income (loss)	145,828	14,291	(37,993)
Total comprehensive income	1,076,095	3,928,575	554,212
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	1,068,968	3,920,781	546,846
Comprehensive income attributable to non-controlling interest	7,127	7,794	7,366
	1,076,095	3,928,575	554,212
See note 19.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		8,162,698	10,954,251	2,705,250
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		—	1,345	1,902
Cash receipts derived from sub-leases		89	129	443
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(5,637,224)	(5,255,694)	(1,713,922)
Cash payments relating to variable leases		(4,700)	(3,631)	(1,313)
Other payments related to operating activities		(86,291)	(24,148)	(16,726)
Net cash generated from operating activities		2,434,572	5,672,252	975,634
Dividends received		9,328	6,354	11,663
Interest paid		(121,222)	(109,697)	(82,816)
Interest paid on lease liabilities		(2,038)	(1,226)	(1,587)
Interest received		103,352	48,120	2,747
Income taxes paid		(2,309,640)	(1,648,668)	(142,730)
Other cash (outflows) inflows (1)	3.4	(310,991)	110,460	59,609
Net cash generated from operating activities		(196,639)	4,077,595	822,520

Cash flows generated from (used in) investing activities
Proceeds from the sale of equity instruments		4,745	4,745	16,413
Purchase of ownership interest in associates and joint ventures		(34,547)	—	—
Acquisition of non-current financial assets		(30,701)	—	—
Proceeds from the sale of property, plant and equipment		44	112	672
Acquisition of property, plant and equipment		(1,103,598)	(905,247)	(464,718)
Proceeds from sale of intangible assets		5,205	3,624	14,773
Proceeds related to futures, forward options and swap contracts		18,034	39,878	2,328
Loans to related parties		3,387	873	13,086
Proceeds from the sale of ownership interest in joint ventures		—	—	13,085
Purchases of other long-term assets		(12,002)	(11,341)	(8,071)
Other cash outflows (2) (3)		(332,060)	(42,045)	(594,511)
Cash flow used in investing activities		(1,481,493)	(909,401)	(1,006,943)
________________________________________________
(1)Other (outflows) inflows of cash from operating activities include net increases (decreases) of value added tax and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grants.
(2)Other cash outflows include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.
(3)Other inflows (outflows) of cash from investing activities include guarantees deposits for the year 2022 described in note 12.2.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(15,914)	(10,478)	(7,960)
Proceeds from long-term loans		850,000	200,000	700,000
Proceeds from short-term loans		1,215,000	60,000	—
Loan repayments		(530,717)	(13,117)	(14,870)
Proceeds (payments) from hedges associated to loans		18,927	(993)	760
Dividends paid		(1,471,035)	(2,238,381)	(571,702)
Capital stock increase		—	—	1,100,257
Net cash flow (used in) generated from financing activities		66,261	(2,002,969)	1,206,485

Net increase in cash and cash equivalents before the effect of changes in the exchange rate		(1,611,871)	1,165,225	1,022,062
Effects of exchange rate fluctuations on cash and cash equivalents		(1,996)	(25,040)	(16,113)
Increase in cash and cash equivalents		(1,613,867)	1,140,185	1,005,949
Cash and cash equivalents at beginning of year		2,655,236	1,515,051	509,102
Cash and cash equivalents at end of year	9	1,041,369	2,655,236	1,515,051

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net income	—	—	—	—	—	—	—	—	923,191	923,191	7,076	930,267
Other comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	—	145,777	51	145,828
Comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	923,191	1,068,968	7,127	1,076,095
Dividends (1)	—	—	—	—	—	—	—	—	(1,524,619)	(1,524,619)	(6,266)	(1,530,885)
Other increases in equity	—	—	—	—	—	—	218	218	—	218	—	218
Total changes in equity	—	3,121	13,645	133,267	(4,256)	145,777	218	145,995	(601,428)	(455,433)	861	(454,572)
Equity as of December 31, 2023	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net income	—	—	—	—	—	—	—	—	3,906,311	3,906,311	7,973	3,914,284
Other comprehensive income	—	(129)	19,450	173	(5,024)	14,470	—	14,470	—	14,470	(179)	14,291
Comprehensive income	—	(129)	19,450	173	(5,024)	14,470	—	14,470	3,906,311	3,920,781	7,794	3,928,575
Dividends (1)	—	—	—	—	—	—	—	—	(2,204,229)	(2,204,229)	(7,369)	(2,211,598)
Other (decreases) increases in equity	—	—	—	—	—	—	(1,440)	(1,440)	—	(1,440)	493	(947)
Total changes in equity	—	(129)	19,450	173	(5,024)	14,470	(1,440)	13,030	1,702,082	1,715,112	918	1,716,030
Equity as of December 31, 2022	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	(8,886)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net income	—	—	—	—	—	—	—	—	585,454	585,454	6,751	592,205
Other comprehensive (loss)	—	3,656	(38,516)	(8,254)	4,506	(38,608)	—	(38,608)	—	(38,608)	615	(37,993)
Comprehensive income	—	3,656	(38,516)	(8,254)	4,506	(38,608)	—	(38,608)	585,454	546,846	7,366	554,212
Sale of equity instruments irrevocably recognized in OCI	—	—	—	(9,764)	—	(9,764)	—	(9,764)	9,764	—	—	—
Dividends (1)	—	—	—	—	—	—	—	—	(585,453)	(585,453)	(12,408)	(597,861)
Capital stock increase	1,100,257	—	—	—	—	—	—	—	—	1,100,257	—	1,100,257
Other decreases in equity	—	—	—	—	—	—	(3,215)	(3,215)	—	(3,215)	—	(3,215)
Total changes in equity	1,100,257	3,656	(38,516)	(18,018)	4,506	(48,372)	(3,215)	(51,587)	9,765	1,058,435	(5,042)	1,053,393
Equity as of December 31, 2021	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
________________________________________________
(1)See Note 19.7

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
“FNE’’ Chilean National Economic Prosecutor’s Office;
“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;
“IAS” International Accounting Standard;
“IASB’’ International Accounting Standards Board;
“IFRIC’’ International Financial Reporting Standard Interpretations Committee;
“IFRS” International Financial Reporting Standards;
“ILO” International Labour Organization;
“IRSW” interest rate swap;
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
“IRS” Chilean Internal Revenue Service;
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
1.2    Main domicile where the Company performs its production activities
The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia.
1.3    Codes of main activities
The codes of the main activities as established by the CMF, as follows:
•1700 (Mining)
•2200 (Chemical products)
•1300 (Investment)
1.4    Description of the nature of operations and main activities
The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.
(a)Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.
(b)Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.
(c)Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.
(d)Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.
(e)Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f)Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.
1.5    Other background
(a)Employees
As of December 31, 2023, and 2022, the workforce was as follows:

	As of December 31, 2023			As of December 31, 2022
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	137	170	32	128	160
Professionals	190	2,663	2,853	177	2,506	2,683
Technicians and operators	364	4,295	4,659	309	3,845	4,154
Total	587	7,095	7,682	518	6,479	6,997

	As of December 31, 2023			As of December 31, 2022
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	587	6,447	7,034	518	6,015	6,533
Outside Chile	—	648	648	—	464	464
Total	587	7,095	7,682	518	6,479	6,997

(b)Main shareholders
As of December 31, 2023, there were 1,172 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2023 and 2022, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2023	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	46,174,681	32.33%	16.17%
Sociedad de Inversiones Pampa Calichera S.A.	42,640,389	29.86%	1,611,227	1.13%	15.49%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile on behalf of State Street	—	—	11,744,230	8.22%	4.11%
AFP Habitat S.A.	603,789	0.42%	9,991,619	7.00%	3.71%
Global Mining Spa	8,798,539	6.16%	—	—	3.08%
Banco Santander on behalf of foreign investors	—	—	8,499,930	5.95%	2.98%
AFP Provida S.A.	—	—	8,299,626	5.81%	2.91%
AFP Cuprum S.A.	—	—	7,979,983	5.59%	2.79%
AFP Capital S.A.	—	—	7,525,912	5.27%	2.63%
Banco De Chile on behalf of Citi NA New York.	67,463	0.05%	6,399,986	4.44%	2.24%

Shareholders as of December 31, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	—	—	64,555,045	45.20%	22.60%
Inversiones TLC Spa (1)	62,556,568	43.80%	—	—	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AFP Habitat S.A.	—	—	9,504,885	6.66%	3.33%
Inv. Global Mining Chile Ltda.	8,798,539	6.16%	—	—	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	—	—	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AFP Capital S.A.	—	—	5,652,982	3.96%	1.98%
AFP Provida S.A.	—	—	5,263,361	3.69%	1.84%
________________________________________________
(1)As reported by DCV, which records the Company’s shareholders’ register as of December 31, 2023 and 2022 Inversiones TLC SpA, a subsidiary wholly owned by Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of the Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly, as of December 31, 2023, and 2022, Tianqi Lithium Corporation owns 22.16% of SQM's shares through Series A shares and ADS of Series B shares.
(2)As of December 31, 2023, and 2022, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares; 2,348,842 Series A shares held in custody by stockbrokers.

Note 2    Basis of presentation for the consolidated financial statements
2.1    Accounting period
These consolidated financial statements cover the following periods:
(a)Consolidated statements of financial position as of December 31, 2023 and 2022.
(b)Consolidated statements of income for the three years in the period ended December 31, 2023, 2022 and 2021.
(c)Consolidated statements of comprehensive income for the three years in the period ended January 1 to December 31, 2023, 2022 and 2021.
(d)Consolidated statements of changes in equity for the three years in the period ended December 31, 2023, 2022 and 2021.
(e)Consolidated statements of cash flows for the three years in the period ended December 31, 2023, 2022 and 2021.
2.2    Consolidated financial statements
The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IFRS, as issued by the IASB.
These consolidated financial statements fairly present the Company’s financial position as of December 31,2023 and 2022 and the results of its operations, changes in equity and cash flows for the three years in the period ended December 31, 2023, 2022 and 2021.
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
2.3    Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following:
(a)Inventories are recorded at the lower of cost and net realizable value.
(b)Financial derivatives measured at fair value.
(c)Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.
2.4    Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 12 – Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023
Amendment to IAS 12 "Income Taxes" on International Tax Reform - Pillar Two Model Rules.	This amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the Organization for Economic Cooperation and Development (OECD) international tax reform. The amendments also introduce specific disclosure requirements for affected companies.	01-01-2023

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.
(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2023 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities.	This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.	01-01-2024
Amendment to IAS 1 “Non-current liabilities with covenants”.	The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.	01-01-2024
Amendments to IFRS 16 “Leases”	On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the gains or losses from the sale and leaseback should be recognized in the financial statements.	01-01-2024
Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements.	These amendments require disclosures that improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.	01-01-2024
Amendments to IAS 21 - Lack of exchangeability.	This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025
Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.
2.5    Basis of consolidation
(a)Subsidiaries
The Company established control as the basis for consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.
The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.
Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.
To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire
The following tables detail general information as of December 31, 2023 and 2022 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5300	99.4700	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

			Country of Incorporation	Functional Currency	Ownership Interest
Subsidiaries	TAX ID No.	Address			Direct	Indirect	Total
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM International N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	-	-	-
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	-	-
SQM Virginia LLC (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	-	-
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	-	-
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	-	-
SQM France S.A.	Foreign	ZAC des Pommiers 27930 Fauville	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia Pty	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000

(1)SQM has control over Comercial Agrorama Ltda.´s management
(2)Comercial Caiman Internacional S.A. was liquidated at June 30, 2023. As of December 31, 2022, ownership interest over this entity was 100% indirect.
(3)On July 1, 2023, SQM Europe N.V. absorbed its affiliate SQM International N.V. As of December 31, 2022, ownership interest over SQM International was 100% indirect.
(4)During the fourth quarter, SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership were liquidated. As of December 31, 2022, ownership interest over these entities were 100% indirect.
2.6    Investments in associates and joint ventures
Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
(a)Joint operations
The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss).
Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of income is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.
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
Note 3    Significant accounting policies
3.1    Classification of balances as current and non-current
In the consolidated statement of financial position, balances are classified in consideration of their recovery maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.
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
3.3    Accounting policy for foreign currency translation
(a)SQM group entities:
The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:
-Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-Revenues and expenses of each statement of income account are converted at monthly average exchange rates.

-All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.
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
The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	4.85	5.28	4.90	5.25
New Peruvian sol	3.70	3.81	3.73	3.83
Japanese yen	140.90	131.32	143.94	134.70
Euro	0.90	0.93	0.92	0.94
Mexican peso	16.92	19.50	17.18	19.60
Australian dollar	1.46	1.47	1.49	1.48
Pound Sterling	0.78	0.83	0.79	0.82
South African rand	18.27	17.01	18.61	17.28
Chilean peso	877.12	855.86	875.06	873.81
Chinese yuan	7.12	6.92	7.15	6.98
Indian rupee	83.21	82.73	83.26	82.52
Thai Baht	34.36	34.64	34.95	34.76
Turkish lira	29.52	18.71	29.09	18.66
Korean Won	1,290.70	1,259.98	1,304.17	1,291.64
Indonesian Rupiah	15,399.00	15,570.00	15,502.63	15,596.90
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	3.93	4.37	3.97	4.42
UF (*)	41.94	41.02	42.04	40.18
________________________________________________
(*)US$ per UF
(b)Transactions and balances
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

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.
The statement of cash flows present cash transactions performed during the period, determined using the direct method.

Other (outflows) inflows of cash from operating activities is composed as follows:

For the year ended	December 31, 2023	December 31, 2022	December 31, 2021
Banking expenses	(15,603)	(3,783)	(1,921)
Tax credits	(3,353)	(3,474)	(2,403)
Government grants	24,387	—	—
Value added tax	(298,076)	120,283	80,503
Cost of bond issuance	(18,346)	(2,566)	(16,570)
	(310,991)	110,460	59,609
3.5    Financial assets accounting policy
Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.
The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.
After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:
(a)Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents; (ii) related party receivables; (iii) trade debtors; (iv) other receivables.
(b)Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following:
(i)"Fair value through other comprehensive income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.
(ii)"Fair value through profit or loss": Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income".
(c)Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement of income.

3.6    Financial assets impairment
The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.
The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment.
–Significant financial hardship
–Breach of contract due to default
–Probability of going bankrupt
The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows:
The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.
The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 21.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line.

The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.
3.7    Financial liabilities
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
3.8    Estimated fair value of financial instruments
The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.
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
In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.
Fair value estimates for disclosure purposes
•Cash equivalent approximates fair value due to the short-term maturities of these instruments.
•Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•Payables, current lease liabilities and other current financial liabilities’s fair value equal to book value due to the short-term maturity of these accounts.
•The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.
3.9    Reclassification of financial instruments
When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.
3.10    Financial instruments derecognition
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
3.11    Derivative and hedging financial instruments
Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:
a)Fair value hedge of assets and liabilities recognized (fair value hedges).

b)Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).
At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations.
The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.
The fair value of derivative instruments used for hedging purposes is shown in Note 12.3.
Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income.
a)Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in the statement of income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate.
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
When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income.
3.12    Derivative financial instruments not considered as hedges
Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2023, and 2022, the Company does not have any embedded derivatives.
3.13    Deferred acquisition cost from insurance contracts
Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14    Leases
(a)Right-of-use assets
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
(b)Lease liabilities
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
(c)Short-term leases and low-value asset leases
The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.
(d)Significant judgments in the determination of the lease term for contracts with renewal options.
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
3.15    Inventory measurement
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

For finished and in-process products, the company has three types of provisions, which are reviewed quarterly:
(a)Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.
(b)Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.
(c)Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.
Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical results obtained in the inventory processes.
3.16    Non-controlling interests
Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.
3.17    Related party transactions
Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.
3.18    Property, plant and equipment
Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.
In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:
(a)Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.
Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition.
(b)The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

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
Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value.
The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard.
3.19    Depreciation of property, plant and equipment
Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.
Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.
The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	16	8
Buildings	4	25	13
Supplies and accessories	4	15	8
Office equipment	5	10	6
Transport equipment	6	20	9
Network and communication equipment	4	12	7
IT equipment	4	11	7
Machinery, plant and equipment	3	24	11
Other fixed assets	3	20	9
(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.
3.20    Goodwill
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
3.21    Intangible assets other than goodwill
Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.
(a)Water rights
Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:
i)Finite rights with amortization using the straight-line method, and
ii)Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment.
(b)Rights of way for electric lines
As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land.
(c)Computer software
Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.
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
(d)Mining property and concession rights
The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.
The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	2 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	7 years	7 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years
________________________________________________
(1)Mining properties owned by Corfo and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.
3.22    Research and development expenses
Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred.
3.23    Exploration and evaluation expenses
The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses:
Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.
(a)Limestone and metallic exploration
These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to Current inventories, if applicable. Costs related to metal exploration are charged to income in the period in which they are recognized if the project assessed doesn’t qualify as advanced exploration otherwise, these are amortized during the development stage.
(b)Exploration and evaluation at the Mt. Holland Project
Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment.
3.24    Impairment of non-financial assets
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
Impairment losses from continuing operations are recognized with a debit to the statement of income in the categories of expenses associated with the impaired asset function.
For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income.
Assets with indefinite lives are assessed for impairment annually.
3.25    Minimum dividend
As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent the Company has a deficit in retained earnings. (See Note 19.5).
3.26    Earnings per share
The basic earnings per share amounts are calculated by dividing the net income for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the year ended December 31
Earnings per Share	2023	2022	2021

Net income attributable to the owners of the parent (ThUS$)	923,191,000	3,906,311,000	585,454,000
Weighted average number of shares	285,638,456	285,638,456	278,157,812
Basic earnings per share (US$)	3.2320	13.6757	2.1048
Net income attributable to the owners of the parent (ThUS$)	923,191,000	3,906,311,000	585,454,000
Weighted average number of shares	285,638,456	285,638,456	278,157,812
Diluted earnings per share (US$)	3.2320	13.6757	2.1048

Series A common shares	142,819,552	142,819,552	142,819,552
Series B common shares	142,818,904	142,818,904	135,338,260
Total weighted average number of shares	285,638,456	285,638,456	278,157,812

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2023.
3.27    Other provisions
Provisions are recognized when:
•The Company has a present, legal or constructive obligation as the result of a past event.

•It is more likely than not that certain resources must be used, to settle the obligation.
•A reliable estimate can be made of the amount of the obligation.
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
3.28    Obligations related to employee termination benefits and pension commitments
Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment.
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
The above is applicable except in the United States, where our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 17.4).
3.29    Compensation plans
Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 17.6).
3.30    Revenue recognition
Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.
Revenues are recognized when the specific conditions for each income stream are met, as follows:
(a)Sale of goods
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
(b)Sale of services
Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.
(c)Income from dividends
Income from dividends is recognized when the right to receive the payment is established.
3.31    Finance income and finance costs
Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method.
Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method.
3.32    Current income tax and deferred
Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.
Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that a payment will be required to a taxation authority. The Company measures its tax balances based on the most likely amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.
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
Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized.

Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

Company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:
i.the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and
ii.it is probable that the temporary difference will not be reversed in the foreseeable future.
Recognized deferred tax assets are income taxes recoverable in future periods, related to:
a)deductible temporary differences;
b)compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)compensation for unused credits from prior periods.
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
(i)temporary differences are reversed in the foreseeable future; and
(ii)there is taxable profit available against which temporary differences can be used.
3.33    Operating segment reporting
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
In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:
•Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 14 and 15).
•Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 3.21, 14 and 15).
•Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 17).
•Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 20). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
•Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.
•Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 10).
Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.
3.35    Government grants
The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

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
There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or statement of income.
The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2    Risk Factors
(a)Credit risk
A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company’s receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement of income of the Company’s operations.
Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 12.2 b) and the related accounting policy can be found in Note 3.6.
Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. These notes are accepted based on the credit quality of the issuing banks.

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	2,061
Bank of Communications	Bank notes	P-1	A-2	-	8,783
Bank of NingBo	Bank notes	P-2	-	-	1,065
China CITIC Bank	Bank notes	P-2	A-2	-	35,477
China Construction Bank Corporation	Bank notes	-	A-1	-	1,802
China Everbright Bank	Bank notes	(P)P-2	A-2	-	2,647
China Guangfa Bank	Bank notes	P-3	A-3	-	1,245
China Merchants	Bank notes	-	A-2	-	8,661
China Minsheng Bank	Bank notes	-	A-3	-	3,097
China Zheshang Bank	Bank notes	-	A-3	-	3,167
HuaXia Bank	Bank notes	-	A-3	-	3,639
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	-	8,998
Industrial Bank	Bank notes	P-1	A-1+	-	12,177
International Bank of Macau	Bank notes	P-1	-	F1+	4,122
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	20,549
Others	Bank notes	-	-	-	8,441
Total					125,931

Financial institution	Financial assets	Rating			December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269
Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.
No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period, except for considering in December 31, 2022 the incorporation of cash flows received from insurance claims in the determination of the allowance for doubtful accounts. The effect of this change was not significant to the overall financial statements as of December 31, 2022.
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
The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	F2	6,318
Banco Crédito e Inversiones	Time deposits	P-1	A-2	-	1,001
Corpbanca	Time deposits	P-2	A-2	-	5,014
Banco de Chile	Time deposits	P-1	A-1	-	4,460
Scotiabank Sud Americano	Time deposits	-	-	F1+	6,752
Banco Crédito e Inversiones	Investment fund	AA+	-	-	5,031
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	22,845
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	312,924
Total					364,345
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	74,459
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	100,083
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	372,061
Scotiabank Sud Americano	Time deposits	-	-	F1+	672,720
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	91,884
Total					1,316,797

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander - Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

(b)Exchange risk
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
A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s statement of income. By the fourth quarter of 2023, approximately US$873 million accumulated in expenses are associated with the Peso.
As of December 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net assets fair value of US$2.52 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2022, this value corresponds to a net liability amounting US$ 11.73 million.
Furthermore, on of December 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net liability fair value of US$18.30 million. As of December 31, 2022, a net liability fair value was recognized for an amount of US$29.98 million.
The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project (See note 8.5), to hedge its exposure to cash flow variations. The fair value of this hedge was a net asset of US$ 1.44 million as of December 31, 2023.
The Company had the following derivative contracts as of December 31, 2023 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 50.60 million CLP/US dollar derivative contracts, US$ 24.44 million Euro/US dollar derivative contracts, US$ 21.72 million in South African rand/US dollar derivative contracts, US$ 535.32 million in Chinese renminbi/US dollar derivative contracts, US$ 64.40 million in Australian dollar/US dollar derivative contracts and US$ 7.38 million in other currencies.
These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2023.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	-	-
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú-Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1
(c)Interest rate risk
Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company’s investment projects.
The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.
As of December 31, 2023, the Company has 6.8% of its financial liabilities subject to variations SOFR rate.
(d)Liquidity risk
Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2023 this was 2.33 and 2.29 for December 31, 2022).
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
The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2023, the Company had unused, available revolving credit facilities with banks, for a total of US$1,116 million.
1 All current assets divided by all current liabilities.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2023	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	1,464.26	1,117.86	268.80	62.05	1,448.71
Unsecured obligations	2,999.17	98.88	729.56	2,733.92	3,562.36
Sub total	4,463.43	1,216.74	998.36	2,795.97	5,011.07
Hedging liabilities	25.37	24.11	30.08	1.30	55.49
Derivative financial instruments	14.81	14.81	—	—	14.81
Sub total	40.18	38.92	30.08	1.30	70.30
Current and non-current lease liabilities (3)	75.16	19.94	56.45	3.79	80.18
Trade accounts payable and other accounts payable	449.63	449.63	—	—	449.63
Total	5,028.40	1,725.23	1,084.89	2,801.06	5,611.18

(3) Leases subject to variability are not included.

	Nature of undiscounted cash flows
As of December 31, 2022	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	330.80	144.83	220.33	—	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	—	—	5.82
Sub total	68.35	46.58	20.43	12.68	79.69
Current and non-current lease liabilities	61.73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	—	—	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74
As of December 31, 2023, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 504,393 (ThUS$ 512,236 as of December 31, 2022).
4.3    Financial risk management
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.
Note 5    Separate information on the main office, parent entity and joint action agreements
5.1    Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Assets	8,824,362	8,430,376
Liabilities	(4,383,163)	(3,533,744)
Equity	4,441,199	4,896,632
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
Note 6    Board of Directors, Senior Management and Key management personnel
6.1    Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2023, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:
-Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-The Company’s Health, Safety and Environment Committee: This committee is comprised of Antonio Schneider, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
-Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing.There were no transactions between the Company, its directors and senior management for the three years ended December 31, 2023.
(b)Board of Directors’ Compensation
Board members’ compensation for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and
(iii)A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.
Compensation of the Board for 2023, that is from April 26, 2023 to April 24, 2024, was determined by the Annual General Shareholders Meeting held on April 26, 2023. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.
Net income for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2023, amounted to ThUS$ 7,516 and as of December 31, 2022 to ThUS$ 6,711, and as of December 31, 2021 to ThUS$ 3,749.
(c)Directors’ Committee compensation
Compensation for the Board of Directors is the same for 2021, 2022 and 2023, as follows:
(i)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year.
To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.
Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.
(f)Guarantees constituted in favor of the directors
No guarantees have been constituted in favor of the directors.
(g)Senior management compensation:
(i)This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)In addition, there are retention bonuses for its executives (see Note 17.6)
(h)Guarantees pledged in favor of the Company’s management
No guarantees have been pledged in favor of the Company’s management.
(i)Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.
The Company’s Management and Directors do not receive or have not received any benefit during the years ended December 31, 2023, 2022 and 2021 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2    Key management personnel compensation
As of December 31, 2023, and 2022, the number of the key management personnel is 153 and 142, respectively.

Key management personnel compensation	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	37,418	29,633	31,560
Please also see the description of the compensation plan for executives in Note 17.6.
Note 7    Equity-accounted investees
7.1    Investments in associates recognized according to the equity method of accounting

	Equity-accounted investees		Share in income of associates accounted for using the equity method			Share in other comprehensive income of associates accounted for using the equity method			Share in total comprehensive income of associates accounted for using the equity method
Associate	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	17,657	17,654	3,733	5,351	2,802	—	—	—	3,733	5,351	2,802
Ajay Europe SARL	7,722	8,624	4,013	6,130	1,852	382	(498)	360	4,395	5,632	2,212
SAS Adionics	19,514	—	(985)	—	—	—	—	—	(985)	—	—
Electric Era Technologies Inc.	3,000	—	—	—	—	—	—	—	—	—	—
Altilium Metals Ltd.	7,620	—	—	—	—	—	—	—	—	—	—
Total	55,513	26,278	6,761	11,481	4,654	382	(498)	360	7,143	10,983	5,014

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	December 31, 2023	December 31, 2022	December 31, 2021
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	633	3,000	9,438
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	4,013	1,576	1,233
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	4,682	1,778	992
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	—	—	—
Electric Era Technologies, Inc.	Electric vehicle charging infrastructure, smart grid, renewable technology, demand management, battery storage.	3257 17th Ave W Suite 101 Seattle, Washington 98119.	United States of America	6.82%	—	—	—
Altilium Metals Ltd.	Production of battery-ready cathode materials from electric vehicle batteries.	Phase 2 Room 205 Davy Road, Derrifod, Plymouth.	United Kingdom	3%	—	—	—
Total					9,328	6,354	11,663

7.2    Assets, liabilities, revenue and expenses of associates
The information disclosed reflects the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	26,280	16,307	6,553	—	60,019	7,617	—	7,617
Ajay Europe SARL	27,263	3,197	15,015	—	73,952	8,025	12	8,037
SAS Adionics	19,645	12,294	5,141	917	4,156	(4,924)	—	(4,924)
Electric Era Technologies, Inc.	15,486	242	3,702	—	674	(3,177)	—	(3,177)
Altilium Metals Ltd.	1,896	118,228	24,679	—	—	(1,912)	—	(1,912)
Total	90,570	150,268	55,090	917	138,801	5,629	12	5,641

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	63,482	10,919	—	10,919
Ajay Europe SARL	33,742	1,992	18,486	—	64,060	12,261	(21)	12,240
Total	64,197	17,964	28,881	2	127,542	23,180	(21)	23,159

	For the year ended December 31, 2021
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate
	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	47,375	5,718	—	5,718
Ajay Europe SARL	48,409	3,705	(34)	3,671
Total	95,784	9,423	(34)	9,389
7.3    Disclosures regarding interests in associates
(a)Transactions for the year ended December 31, 2023:
•During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL totaling ThUS$ 633, which were presented under "Other gains (losses).
•During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée.
•During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. The Company has the right to appoint a director, specific rights over share transfers, and first refusal rights in future capital increases.
(b)Transactions for the year ended December 31, 2022:
•During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.

(c)Transactions for the year ended December 31, 2021:
•During the first quarter 2021, Kore Potash PLC made a share payment to its non-executive board members (remuneration shares) plus certain employees and former employees (performance shares) which resulted in 0.05% share reduction for the company, leaving it with 20.15%. During the second quarter of 2021, Kore Potash PLC approved a capital stock increase of ThUS$ 13,931 through the issuance of common shares, which resulted in a dilution of 5.5% of SQM shares in the company, with an impact of ThUS$ (5,778) on other gains (losses). As a result of the dilution, the Company considered that there has been a loss of significant influence on the investment, discontinued its measurement through the equity method, and recognized an amount of ThUS$ 3,739 under other gains (losses) related to items recognized in other comprehensive income associated with this investment. See Note 12.1 for more details.
•As of December 31, 2021, the Company received dividends from Abu Dhabi Fertilizer Industries WWL of ThUS$ 9,438 and recognized an account receivable for ThUS$ 2,477 in dividends receivable.
•On June 30, 2021, the Company made an assessment of the recovery of the investment in Abu Dhabi Fertilizer Industries WWL and recognized an impairment of ThUS$ 2,800 in other gains (losses). This impairment was reversed in the second half of the year as the recoverable value amount of the investment later increased.
Note 8    Joint Ventures
8.1    Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	19,490	20,793	(6,564)	8,208	6,304
Pavoni & C. Spa	7,870	7,315	396	470	174
Covalent Lithium Pty Ltd.	—	—	107	—	—
Pirra Lithium Pty Ltd.	3,544	—	—	—	—
Total	30,904	28,108	(6,061)	8,678	6,478

	Share on other comprehensive income joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	2,450	674	429	(4,114)	8,882	6,733
Pavoni & C. Spa	139	(210)	(317)	535	260	(143)
Covalent Lithium Pty Ltd. (*)	1,583	90	37	1,690	90	37
Pirra Lithium Pty Ltd.	—	—	—	—	—	—
Total	4,172	554	149	(1,889)	9,232	6,627
________________________________________________
(*)Equity method investments with a negative value are presented under "Other non-current provisions" and total ThUS$ 766.

The following companies were included in the consolidation:

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	—	14,667	—	5,834	4,582
SQM Vitas Perú S.A.C. (1)	2,488	1,340	(2,302)	2,293	1,645
Total	2,488	16,007	(2,302)	8,127	6,227

	Share on other comprehensive income of joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	—	551	(429)	—	6,385	4,153
SQM Vitas Perú S.A.C. (1)	—	—	—	(2,302)	2,293	1,645
Total	—	551	(429)	(2,302)	8,678	5,798
(**) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.
1.These companies are subsidiaries of:
SQM Vitas Fzco

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	—	—	—
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania -CT, Sicilia	Italy	50%	—	—	—
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	—	—	—
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	—	—	—
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	—	—	—
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets..	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	37.5%	—	—	—
Total					—	—	—
8.2    Assets, liabilities, revenue and expenses from joint ventures
The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not the Company's share of those amounts.

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	34,056	—	52	—	—	359	—	359
SQM Vitas Brasil Agroindustria (*)	—	—	—	—	—	—	—	—
SQM Vitas Perú S.A.C. (*)	40,327	8,954	36,898	220	53,477	(4,603)	—	(4,603)
Pavoni & C. Spa (*)	11,879	6,407	8,146	814	21,439	792	115	907
Covalent Lithium Pty Ltd.	6,980	2,602	7,106	4,009	—	215	—	215
Pirra Lithium Pty Ltd.	—	—	—	—	—	—	—	—
Total	93,242	17,963	52,202	5,043	74,916	(3,237)	115	(3,122)

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities			Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current	Revenue
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	—	49	—	—	165	—	165
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	—	162,026	11,670	602	12,272
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	61,387	4,586	—	4,586
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	18,066	939	(344)	595
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	—	(2,648)	—	(2,648)
Total	155,452	22,842	111,454	3,936	241,479	14,712	258	14,970

	For the year ended December 31, 2021
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	—	159	—	159
SQM Vitas Brasil Agroindustria (*)	103,335	9,165	(858)	8,307
SQM Vitas Perú S.A.C. (*)	48,128	3,289	—	3,289
Pavoni & C. Spa (*)	19,599	347	(634)	(287)
Covalent Lithium Pty Ltd.	—	(864)	74	(790)
Total	171,062	12,096	(1,418)	10,678

(*) The financial figures figures exclude consolidation adjustments (unrealized gains and losses)

8.3    Other joint venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	28,012	3,866	—	—	—	—
SQM Vitas Brasil Agroindustria	—	3,820	—	9,753	—	—
SQM Vitas Perú S.A.C.	2,318	2,208	—	82	—	117
Pavoni & C. Spa	838	1,088	2,043	4,951	—	—
Covalent Lithium Pty Ltd.	1,865	1,931	—	494	—	—
Total	33,033	12,913	2,043	15,280	—	117

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	—	(1)	(1)	—	—
SQM Vitas Brasil Agroindustria	—	(331)	—	(333)	—	(3,164)
SQM Vitas Perú S.A.C.	(513)	(360)	(220)	(298)	2,013	(2,370)
Pavoni & C. Spa	(213)	(183)	(418)	(347)	(392)	(459)
Covalent Lithium Pty Ltd.	(691)	(176)	(16)	(40)	(107)	1,094
Total	(1,417)	(1,050)	(655)	(1,019)	1,514	(4,899)
8.4    Disclosure of interests in joint ventures
a)Transactions in the year 2023
•On December 19, 2023, the joint venture SQM Vitas Fzco sold its 100% interest in SQM Vitas Brasil, generating an effect on the consolidated financial statements of a loss of ThUS$2.6 million. Prior to the sale of Vitas Brasil, Vitas Brasil distributed dividends to SQM Vitas Fzco for ThUS$14,282. Subsequently, in 2024 SQM Vitas Fzco distributed and paid dividends to the Company in the amount of ThUS$12,500.
•During the fourth quarter of 2023, the Company made an investment of ThUS$3,544 in Pirra Lithium Pty Ltd with an equity interest of 37.5%. The Company has the right to nominate a director and anti-dilution rights in terms of its shareholding. In addition, it has the right to nominate a member of the technical committee in charge of exploration plans and budgets.

•On December 19, 2023, the SQM Vitas Fzco joint venture made an agreement with the Company to purchase 50% of the SQM Vitas Peru joint venture, which will be completed during the second quarter of 2024 for approximately US$5 million subject to compliance with certain regulatory requirements.
b)Transactions in the year 2022
•As of December 31, 2022, there are no transactions to disclose.
c)Transactions in the year 2021
•On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received a ThUS$ 11.5 million compensation.
8.5    Joint Operations
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
As of December 31, 2023, a total of US$720.6 million has been contributed to Mt. Holland. Lithium project The revised investment budget for this project considers a pending investment balance of US$124 million.
Note 9    Cash and cash equivalents
9.1    Types of cash and cash equivalents
As of December 31, 2023 and 2022, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash on hand	33	43
Cash in banks	676,282	529,606
Other demand deposits	709	—
Total Cash	677,024	529,649

Cash equivalents	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	23,545	1,099,441
Short-term investments, classified as cash equivalents	340,800	1,026,146
Total cash equivalents	364,345	2,125,587
Total cash and cash equivalents	1,041,369	2,655,236

9.2    Short-term investments, classified as cash equivalents
As of December 31, 2023 and 2022, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	312,924	590,661
JP Morgan US dollar Liquidity Fund Institutional	22,845	435,485
Banco Crédito e Inversiones	5,031	—
Total	340,800	1,026,146

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.
9.3    Amount restricted cash balances
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
As of December 31, 2023 and 2022, pledged assets are as follows

Restricted cash balances	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	950	717
Total	950	717

9.4    Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.39%	12-11-2023	01-05-2024	5,000	16	5,016
Banco Santander	Fixed term	Dollar	0.28%	12-21-2023	01-08-2024	1,300	2	1,302
Banco Crédito e Inversiones	Fixed term	Dollar	0.80%	12-28-2023	02-16-2024	1,000	—	1,000
Itaú Corpbanca	Fixed term	Dollar	0.27%	12-18-2023	01-05-2024	3,000	6	3,006
Itaú Corpbanca	Fixed term	Dollar	0.54%	12-04-2023	01-08-2024	2,000	8	2,008
Scotiabank Sud Americano	Fixed term	Dollar	0.45%	12-18-2023	01-16-2024	2,700	5	2,705
Scotiabank Sud Americano	Fixed term	Dollar	0.23%	12-20-2023	01-04-2024	2,200	4	2,204
Scotiabank Sud Americano	Fixed term	Dollar	0.16%	12-29-2023	01-05-2024	1,140	1	1,141
Scotiabank Sud Americano	Fixed term	Dollar	0.78%	12-13-2023	01-31-2024	700	2	702
Banco de Chile	Fixed term	Dollar	0.70%	12-27-2023	02-09-2024	1,850	1	1,851
Banco de Chile	Fixed term	Dollar	1.02%	12-04-2023	02-05-2024	1,300	6	1,306
Banco de Chile	Fixed term	Dollar	0.77%	12-14-2023	01-31-2024	1,300	4	1,304
Total						23,490	55	23,545

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itaú Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itaú Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itaú Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itaú Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itaú Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	4.54%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itaú Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itaú Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itaú Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itaú Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	—	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

Note 10    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material	61,098	27,035
Production supplies	77,810	68,426
Products-in-progress	744,217	590,946
Finished product	891,469	1,097,874
Total	1,774,594	1,784,281
As of December 31, 2023 and 2022, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 503,318 and as of December 31, 2022 was ThUS$ 513,209 (including products in progress). As of December 31, 2023, bulk inventories recognized within work in progress were ThUS$ 221,559, while as of December 31, 2022 this value amounted to ThUS$ 122,284.
As of December 31, 2023, bulk inventories recognized within finished goods were ThUS$ 164,029 (as of December 31, 2022, this value amounted to ThUS$ 198,796).
As of December 31, 2023 and 2022, recognized inventory allowances, amounted to ThUS$ 133,768 and ThUS$ 104,057, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).
For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.
The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material and supplies for production	7,724	4,186
Products-in-progress	104,970	83,499
Finished product	21,074	16,372
Total	133,768	104,057
The Company has not pledged inventory as collateral for the periods indicated above.
As of December 31, 2023, and 2022, movements in provisions are detailed as follows:

Reconciliation	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Beginning balance	104,057	75,892	80,930
Increase in Lower Value	32,926	29,693	(3,650)
Additional Provision Differences of Inventory	455	(161)	330
Increase / Decrease eventual differences and others	—	—	—
Provision Used	(3,670)	(1,367)	(1,718)
Total changes	29,711	28,165	(5,038)
Final balance	133,768	104,057	75,892

For further details, see accounting policy for inventory measurement in Note 3.15
Note 11    Related party disclosures
11.1    Related party disclosures
Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.
11.2    Relationships between the parent and the entity
Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.
11.3    Detailed identification of related parties and subsidiaries
As of December 31, 2023 and 2022, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V. (4)	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (2)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (3)	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM -Shanghai Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Bufalo	Chile	Dollar	Subsidiary
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Electronic era Technologies Inc.	United States	Dollar	Associate
Foreign	Altilium Metals Ltd.	United Kingdom	Pound Sterling	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Pirra Lithium Pty Ltd.	Australia	Australian Dollar	Associate
Foreign	SQM Vitas Fzco.	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (6)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
_______________________________________________
(1)These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)This Company was liquidated in December 2022.
(3)This Company was liquidated in March 2023.
(4)On July 1, 2023, SQM Europe N.V. absorbed SQM International N.V.
(5)This new company was incorporated on December 11, 2023.
(6)This company was sold on December 19, 2023.

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties
Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties
96.532.830-0	Sociedad Inversiones Oro Blanco S.A.	Chile	Other related parties
11.4    Detail of related parties and related party transactions
Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.
For the year ended December 31, 2023, 2022 and 2021, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
					ThUS$	ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	45,314	45,205	35,597
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	4,682	1,778	992
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	30,791	41,814	27,763
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	4,013	1,576	1,233
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	633	3,000	9,438
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	9,019	51,748	79,086
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Perú	Sale of products	17,312	58,077	17,016
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	—	—	1,814
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	5,541	4,138	5,359
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(32,418)	(27,918)	(20,904)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(1,038)	(90)	(131)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(33)	(31)	(134)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(182)	(228)	(157)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	—	(19)	(79)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(3,485)	(1,746)	(2,393)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(134)	(46)	—
Chile	Fundación para el desarrollo social	Other related parties	Chile	Service Provider	—	(7)	—
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(101)	—	—

11.5    Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	8,932	7,967
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	4,393	8,354
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	—	32,054
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	27,115	31,081
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	2,576	888
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	—	1,041
Total					43,253	81,622
As of December 31, 2023 and 2022, receivables are net of provision for ThUS$ 800 and ThUS$ 1,378, respectively.
11.6    Other disclosures:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	2,346	—
Total					2,346	—
11.7    Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.
Note 12    Financial instruments
12.1    Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Financial assets at amortized cost (1)	1,316,797	950,167
Derivative financial instruments
-For hedging	8,527	7,014
-Non-hedging (2)	519	4,174
Total other current financial assets	1,325,843	961,355
Financial assets at fair value through other comprehensive income (4)	232,268	9,497
Derivative financial instruments
-For hedging	15,993	22,606
Other financial assets at amortized cost	20	23
Total other non-current financial assets	248,281	32,126

Institution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Banco de Crédito e Inversiones	74,459	187,707
Banco Morgan Stanley (3)	5,590	—
Banco Santander	100,083	51,444
Banco Itau CorpBanca	372,061	15,048
Banco Estado	—	85,055
Banco de Chile	—	150,259
Scotiabank Sud Americano	672,720	250,362
Sumitomo Mitsui Banking	91,884	210,292
Total	1,316,797	950,167
________________________________________________
(1)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3).
(3)As of December 31, 2023, collateral guarantees total ThUS$ 5,590, which are related to hedging derivative instruments.. As of December 31, 2022, there were no collateral guarantees.
(4)During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). The Company and Azure have entered into an acquisition agreement under which the Company has the right to choose a director and acquire 25% of all lithium products in which Azure has an interest on commercially competitive market terms. During the third and fourth quarter, the Company invested an additional ThUS$12,904 and ThUS$4,317, respectively, to maintain its ownership interest. As of December 31, 2023, the Company did not exercise significant influence over this entity and therefore this investment has been recognized as a financial instrument at fair value with changes in other comprehensive income on an irrevocable basis. The impact on other comprehensive income amounts to ThUS$135,358, net of tax.
12.2    Trade and other receivables

	As of December 31, 2023			As of December 31, 2022
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	784,422	—	784,422	1,002,223	—	1,002,223
Prepayments, current	74,630	—	74,630	38,709	—	38,709
Other receivables, current	18,163	2,559	20,722	16,648	2,091	18,739
Guarantee deposits (1)	29,966	—	29,966	29,840	—	29,840
Total trade and other receivables	907,181	2,559	909,740	1,087,420	2,091	1,089,511
See discussion about credit risk in Note 4.2.

	As of December 31, 2023			As of December 31, 2022
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	787,667	(3,245)	784,422	1,006,982	(4,759)	1,002,223
Prepayments, current	75,414	(784)	74,630	39,493	(784)	38,709
Other receivables, current	21,209	(3,046)	18,163	19,920	(3,272)	16,648
Guarantee deposits (1)	29,966	—	29,966	29,840	—	29,840
Other receivables, non-current	2,559	—	2,559	2,091	—	2,091
Total trade and other receivables	916,815	(7,075)	909,740	1,098,326	(8,815)	1,089,511

(1)During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.
The acquisition cost totals CNY 869 million (ThUS$ 119,575) broken down into a deposit of CNY 204.5 million (ThUS$ 29,322) paid in the first quarter of 2022, The disbursement of the remaining amounts is subject to compliance with various conditions. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.
As of December 31, 2023, and 2022 the renegotiated portfolio represented 0% of total trade receivables.
(a)Impairment provision for doubtful receivables

As of December 31, 2023
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	2%	7%	2%	39%	—	—
Total Gross Book Value	758,781	18,732	2,684	3,509	3,961	787,667	44,053
Impairment Estimate	1,007	422	197	67	1,552	3,245	800

As of December 31, 2022
	Trade accounts receivable days past due						Trade receivables due from related parties
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	7%	6%	81%	—	—
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378
As of December 31, 2023, and 2022, movements in provisions are as follows:

Provisions	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	10,193	14,716	27,273
Increase (decrease) impairment of accounts receivable	(202)	(3,369)	235
Write-off of receivables	(1,351)	—	(11,091)
Difference in exchange rate	(765)	(1,154)	(1,701)
Impairment provision of Accounts Receivable Provision at the end of the year	7,875	10,193	14,716
Trade and other Receivables Provision	3,245	4,759	10,352
Current other Receivables Provision	3,830	4,056	3,647
Trade receivables with related parties, current Provision	800	1,378	717
Recovery of Insurrance	—	—	210

Impairment provision of Accounts Receivable	7,875	10,193	14,716

12.3    Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,038	30,442	—	—
Long term	15,993	8,368	—	—
Subtotal	23,031	38,810	(13,067)	(2,712)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Short term	1,489	—	—	—
Long term	—	52	—	1,437
Subtotal	1,489	52	—	1,437
Underlying Investments Hedge	24,520	38,862	(13,067)	(1,275)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	519	14,795	—	—
Underlying Investments Hedge	519	14,795	5,401	—
Total Instruments	25,039	53,657	(7,666)	(1,275)

The Company recouponed the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320 on August 18, 2023 in exchange for this amendment.

As of December 31, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,014	42,754	—	—
Long term	15,467	19,772	—	—
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Long term	7,139	—	—	7,139
Subtotal	7,139	—	—	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	4,174	5,816	—	—
Underlying Investments Hedge	4,174	5,816	38,653	—
Total Instruments	33,794	68,342	25,714	(19,967)
________________________________________________
(1)See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 19.4.

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2023, and January 1 and December 31, 2022.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2022	Cash Flow	Income Statement	Equity and Others	As of December 31, 2023
Hedge-to-debt derivatives	(10,061)	(14,850)	6,631	20,800	2,520
Hedging derivatives to investment	(29,984)	(10,082)	18,171	3,595	(18,300)
Non-hedging derivatives disbursement SQM Australia Pty asset	7,139	1,183	(1,183)	(5,702)	1,437
Non-hedging derivatives	(1,642)	(18,034)	5,401	—	(14,275)

Reconciliation of asset and liability hedging derivatives	As of December 31, 2021	Cash Flow	Income Statement	Equity and Others	As of December 31, 2022
Hedge-to-debt derivatives	(81,597)	8,616	37,494	25,426	(10,061)
Hedging derivatives to investment	12,613	(52,698)	16,104	(6,003)	(29,984)
Non-hedging derivatives disbursement SQM Australia Pty asset	—	2,022	—	5,117	7,139
Non-hedging derivatives	(418)	(39,878)	38,653	—	(1,642)
Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	91,718	UF	01/05/2024
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030
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

12.4    Financial liabilities
Other current and non-current financial liabilities
As of December 31, 2023, and 2022, the detail is as follows:

	As of December 31, 2023			As of December 31, 2022
Other current and non-current financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	1,164,262	295,518	1,459,780	130,840	197,522	328,362
Unsecured obligations	46,999	2,909,485	2,956,484	343,589	2,176,924	2,520,513
Derivative financial instruments
For hedging	30,443	8,419	38,862	42,754	19,772	62,526
Non-Hedging	14,795	—	14,795	5,816	—	5,816
Total	1,256,499	3,213,422	4,469,921	522,999	2,394,218	2,917,217
a)Bank borrowings, current:
As of December 31, 2023, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/21/2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/21/2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05/28/2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05/17/2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08/26/2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/20/2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04/18/2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10/17/2024	5.84%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05/24/2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/17/2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/18/2024	5.92%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/21/2024	6.25%	6.25%

Debtor	Creditor	Nominal amounts as of December 31, 2023			Current amounts as of December 31, 2023
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	—	—	—	406	406	—	406
SQM S.A.	Banco Santander	—	120,000	120,000	—	124,383	124,383	—	124,383
SQM S.A.	Banco Santander	—	200,000	200,000	—	204,625	204,625	—	204,625
SQM S.A.	Banco JP Morgan	—	50,000	50,000	—	50,288	50,288	—	50,288
SQM S.A.	Banco Santander/Kexim	—	—	—	—	177	177	—	177
SQM S.A.	Scotiabank Chile	—	25,000	25,000	—	25,898	25,898	—	25,898
SQM S.A.	Banco Estado	15,000	—	15,000	15,569	—	15,569	—	15,569
SQM S.A.	Banco Estado	—	20,000	20,000	—	20,695	20,695	—	20,695
SQM S.A.	BCI	—	100,000	100,000	—	104,176	104,176	—	104,176
SQM S.A.	BCI	—	100,000	100,000	—	101,238	101,238	—	101,238
SQM S.A.	BCI	—	50,000	50,000	—	51,825	51,825	—	51,825
SQM S.A.	Banco Itau	—	10,000	10,000	—	10,309	10,309	—	10,309
SQM Industrial S.A.	Banco de Chile	—	30,000	30,000	—	31,077	31,077	—	31,077
SQM Industrial S.A.	Banco Itau	—	20,000	20,000	—	20,618	20,618	—	20,618
SQM Salar S.A.	Banco Itau	—	10,000	10,000	—	10,311	10,311	—	10,311
SQM Salar S.A.	Banco Itau	—	20,000	20,000	—	20,618	20,618	—	20,618
SQM Salar S.A.	Scotiabank Chile	—	50,000	50,000	—	51,864	51,864	—	51,864
SQM Salar S.A.	Scotiabank Chile	—	50,000	50,000	—	51,797	51,797	—	51,797
SQM Salar S.A.	Banco Estado	—	70,000	70,000	—	71,913	71,913	—	71,913
SQM Salar S.A.	Banco Estado	—	80,000	80,000	—	82,779	82,779	—	82,779
SQM Salar S.A.	Banco de Chile	—	40,000	40,000	—	41,436	41,436	—	41,436
SQM Salar S.A.	Banco de Chile	—	70,000	70,000	—	72,260	72,260	—	72,260
Total		15,000	1,115,000	1,130,000	15,569	1,148,693	1,164,262	—	1,164,262
As of December 31, 2022

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	05/30/2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	01/05/2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	01/05/2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
		Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Financial institution	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	70,000	70,000	—	70,393	70,393	(149)	70,244
SQM S.A.	Banco Itau	20,000	—	20,000	20,062	—	20,062	—	20,062
SQM S.A.	Banco Estado	40,000	—	40,000	40,128	—	40,128	—	40,128
SQM S.A.	Scotiabank	—	—	—	406	—	406	—	406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840

b)Unsecured obligations, current:
As of December 31, 2023, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2024	Dollar	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2024	Dollar	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2024	Dollar	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%
Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2023			Carrying amounts of maturities as of December 31, 2023
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,312	7,312	—	7,312	7,312	(1,521)	5,791
SQM S.A.	Chile	H	17,599	—	17,599	17,599	—	17,599	(172)	17,427
SQM S.A.	Chile	O	987	—	987	987	—	987	(82)	905
SQM S.A.	Chile	P	1,871	—	1,871	1,871	—	1,871	(12)	1,859
SQM S.A.	Chile	Q	—	359	359	—	359	359	(21)	338
Total			40,167	10,540	50,707	40,167	10,540	50,707	(3,708)	46,999
As of December 31, 2022

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax I No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2023	Dollar	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$300,000	04/03/2023	Dollar	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2023	Dollar	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2023	Dollar	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2023	Dollar	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300,000	—	302,658	302,658	—	302,658	302,658	(170)	302,488
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(679)	2,190
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(237)	7,271
SQM S.A.	Chile	ThUS$700,000	—	7,554	7,554	—	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	—	17,566	17,566	—	17,566	(172)	17,394
SQM S.A.	Chile	O	965	—	965	965	—	965	(82)	883
SQM S.A.	Chile	P	1,830	—	1,830	1,830	—	1,830	(12)	1,818
SQM S.A.	Chile	Q	—	351	351	—	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589
c)Bank borrowings -non-current
The following table shows the details of bank loans as of December 31, 2023:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon Maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	5.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts of maturities as of December 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	200,000	—	200,000	—	200,000	—	200,000	(1,648)	198,352
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,834)	97,166
Total		—	200,000	100,000	300,000	—	200,000	100,000	300,000	(4,482)	295,518
As of December 31, 2022

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon Maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canada	Dollar	Upon Maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2022				Carrying amounts of maturities as of December 31, 2022
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	—	—	—	—	—	—	—	—	—	—
SQM S.A.	Scotiabank	—	200,000	—	200,000	—	200,000	—	200,000	(2,478)	197,522
Total		—	200,000	—	200,000	—	200,000	—	200,000	(2,478)	197,522

d)Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2023:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of December 31, 2023						Carrying amounts of maturities as of December 31, 2023
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	250,000	—	—	—	—	250,000	250,000	—	—	—	—	250,000	(36)	249,964
ThUS$450,000	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(2,991)	447,009
ThUS$400,000	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,879)	394,121
ThUS$700,000	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(14,787)	685,213
ThUS$750,000	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(13,437)	736,563
H	—	—	—	—	83,887	83,887	—	—	—	—	83,887	83,887	(861)	83,026
O	—	—	—	—	62,915	62,915	—	—	—	—	62,915	62,915	(659)	62,256
P	—	—	—	—	125,830	125,830	—	—	—	—	125,830	125,830	(40)	125,790
Q	—	—	—	—	125,830	125,830	—	—	—	—	125,830	125,830	(287)	125,543
Total	250,000	—	—	—	2,698,462	2,948,462	250,000	—	—	—	2,698,462	2,948,462	(38,977)	2,909,485
As of December 31, 2022

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	—	—	250,000	—	—	250,000	—	—	250,000	—	—	250,000	(469)	249,531
ThUS$450,000	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(3,666)	446,334
ThUS$400,000	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(6,112)	393,888
ThUS$700,000	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(15,341)	684,659
H	—	—	—	—	96,967	96,967	—	—	—	—	96,967	96,967	(1,034)	95,933
O	—	—	—	—	61,536	61,536	—	—	—	—	61,536	61,536	(741)	60,795
P	—	—	—	—	123,072	123,072	—	—	—	—	123,072	123,072	(52)	123,020
Q	—	—	—	—	123,073	123,073	—	—	—	—	123,073	123,073	(309)	122,764
Total	—	—	250,000	—	1,954,648	2,204,648	—	—	250,000	—	1,954,648	2,204,648	(27,724)	2,176,924
12.5    Trade and other payables
a)Details trade and other payables

	As of December 31, 2023			As of December 31, 2022
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	441,780	—	441,780	358,711	—	358,711
Other accounts payable	2,163	—	2,163	1,438	—	1,438
Prepayments from customers	5,690	—	5,690	14,640	—	14,640
Total	449,633	—	449,633	374,789	—	374,789
As of December 31, 2023, and 2022, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2023
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	246,789	2,654	2	—	1,653	—	251,098
Services	142,625	243	4	—	65	—	142,937
Others	50,335	—	—	—	7	—	50,342
Total	439,749	2,897	6	—	1,725	—	444,377

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	239,108	786	877	339	—	—	241,110
Services	91,499	1,270	73	—	65	—	92,907
Others	34,325	—	—	—	—	—	34,325
Total	364,932	2,056	950	339	65	—	368,342

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2023
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	864	158	77	66	185	—	1,350
Services	1,557	57	24	8	19	—	1,665
Others	10	9	—	—	59	—	78
Total	2,431	224	101	74	263	—	3,093

	Amounts according to payment periods as of December 31, 2022
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	—	2,880
Services	1,548	174	20	1	196	—	1,939
Others	136	27	—	—	27	—	190
Total	2,978	336	84	25	1,586	—	5,009
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2023, the Company has purchase orders amounting to ThUS$296,598 and ThUS$191,319 as of December 31, 2022.
12.6    Financial asset and liability categories
a)Financial Assets

	As of December 31, 2023			As of December 31, 2022
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,041,369	—	1,041,369	2,655,236	—	2,655,236
Trade receivables due from related parties at amortized cost	43,253	—	43,253	81,622	—	81,622
Financial assets measured at amortized cost	1,316,797	20	1,316,817	950,167	23	950,190
Trade and other receivables	907,181	2,559	909,740	1,087,420	2,091	1,089,511
Total financial assets measured at amortized cost	3,308,600	2,579	3,311,179	4,774,445	2,114	4,776,559
Financial instruments for hedging purposes	8,527	15,993	24,520	7,014	22,606	29,620
Derivative financial instruments with effect in profit or loss (no hedge)	519	—	519	4,174	—	4,174
Financial assets classified as available for sale at fair value through other comprehensive income	—	232,268	232,268	—	9,497	9,497
Total financial assets at fair value	9,046	248,261	257,307	11,188	32,103	43,291
Total financial assets	3,317,646	250,840	3,568,486	4,785,633	34,217	4,819,850

b)Financial Liabilities

	As of December 31, 2023			As of December 31, 2022
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	30,443	8,419	38,862	42,754	19,772	62,526
Held for trading at fair value through profit or loss	14,795	—	14,795	5,816	—	5,816
Financial liabilities at fair value	45,238	8,419	53,657	48,570	19,772	68,342
Bank loans	1,164,262	295,518	1,459,780	130,840	197,522	328,362
Unsecured obligations	46,999	2,909,485	2,956,484	343,589	2,176,924	2,520,513
Lease Liabilities	18,192	56,966	75,158	12,149	49,585	61,734
Trade and other payables	449,633	—	449,633	374,789	—	374,789
Total financial liabilities at amortized cost	1,679,086	3,261,969	4,941,055	861,367	2,424,031	3,285,398
Total financial liabilities	1,724,324	3,270,388	4,994,712	909,937	2,443,803	3,353,740
12.7    Fair value measurement of finance assets and liabilities
The fair value hierarchy is detailed as follows:
(a)Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.
(b)Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

	As of December 31, 2023			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,041,369	1,041,369	—	1,041,369	—	—
Other current financial assets
-Time deposits	1,316,797	1,316,797	—	—	1,316,797	—
-Derivative financial instruments	—	—	—	—	—
-Forwards	—	—	324	—	324	—
-Options	—	—	195	—	195	—
-Hedging assets	—	—	8,527	—	8,527	—
-Swaps	—	—	—	—	—	—
Non-current accounts receivable	2,559	2,559	—	—	—	—
Other non-current financial assets:
-Other	20	20	—	—	20	—
-Equity instruments	—	—	232,268	232,268	—	—
-Hedging assets – Swaps	—	—	15,993	15,993	—	—
Other current financial liabilities
-Bank borrowings	1,164,262	1,164,262	—	—	1,164,262	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	14,525	—	14,525	—
-Options	—	—	270	—	270	—
-Hedging liabilities – Swaps	—	—	12,143	—	12,143	—
-Swaps hedges, investments	—	—	18,300	—	18,300	—
-Cash flow hedges	—	—	—	—	—	—
-Unsecured obligations	46,999	46,999	—	—	46,999	—
Other non-current financial liabilities
-Bank borrowings	295,518	295,518	—	—	295,518	—
-Unsecured obligations	2,909,485	2,909,485	—	—	2,909,485	—
-Non-current hedging liabilities	—	—	8,419	—	8,419	—

	As of December 31, 2022			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	—	2,655,236	—	—
Other current financial assets
-Time deposits	950,167	950,167	—	—	950,167	—
-Derivative financial instruments
-Forwards	—	—	3,704	—	3,704	—
-Options	—	—	470	—	470	—
-Hedging assets	—	—	7,014	—	7,014	—
-Swaps	—	—	—	—	—	—
Non-current accounts receivable	2,091	2,091	—	—	—	—
Other non-current financial assets:
-Other	23	23	—	—	23	—
-Equity instruments	—	—	9,497	9,497	—	—
-Hedging assets – Swaps	—	—	22,606	22,606	—	—
Other current financial liabilities
-Bank borrowings	130,840	130,840	—	—	130,840	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	4,848	—	4,848	—
-Options	—	—	968	—	968	—
-Hedging liabilities – Swaps	—	—	42,754	—	42,754	—
-Swaps hedges, investments	—	—	—	—	—	—
-Unsecured obligations	343,589	343,589	—	—	343,589	—
Other non-current financial liabilities
-Bank borrowings	197,522	196,598	—	—	196,598	—
-Unsecured obligations	2,176,924	2,476,924	—	—	2,476,924	—
-Non-current hedging liabilities	—	—	19,772	—	19,772	—
12.8    Reconciliation of net debt/cash and lease liabilities
This section presents an analysis of net debt/cash plus lease liabilities and their movements for each of the reported periods. The definition of the net debt/cash is described in Note 19.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash and cash equivalents	1,041,369	2,655,236
Other current financial assets	1,325,843	961,355
Other non-current financial hedge assets	15,993	22,606
Other current financial liabilities	(1,256,499)	(522,999)
Lease liabilities current	(18,192)	(12,149)
Other non-current financial liabilities	(3,213,422)	(2,394,218)
Non-current Lease liabilities	(56,966)	(49,585)
Total	(2,161,874)	660,246

	As of December 31, 2022	From cash flow			Not from cash flow		As of December 31, 2023
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(1,534,282)	117,145	18,346	(168,598)	—	(4,416,264)
Financial instruments derived from hedging	(39,681)	(18,927)	4,077	—	11,731	20,800	(22,000)
Derivatives for investment hedges	(29,984)	—	—	(10,082)	18,171	3,595	(18,300)
Non-hedging Derivatives in Other financial liabilities	(5,816)	—	—	—	(8,979)	—	(14,795)
Current and non-current lease liabilities	(61,734)	15,914	2,038	—	(31,376)	—	(75,158)
Current and non-current financial liabilities	(2,986,090)	(1,537,295)	123,260	8,264	(179,051)	24,395	(4,546,517)
Cash and cash equivalents	2,655,236	—	(53,539)	(1,615,863)	55,535	—	1,041,369
Deposits that do not qualify as cash and cash equivalents	950,167	—	(49,226)	341,742	74,114	—	1,316,797
Debt Hedging Derivative Financial Instruments	29,620	—	—	—	(5,100)	—	24,520
Derivatives for investment hedges	—	—	—	—	—	—	—
Non-hedging derivatives on other financial assets	4,174	—	—	(18,034)	14,380	—	520
Hedging derivatives reimbursement of SQM Australia asset	7,139	—	—	1,183	(1,183)	(5,702)	1,437
Current and Non-Current Financial Assets	3,646,336	—	(102,765)	(1,290,972)	137,746	(5,702)	2,384,643
Total	660,246	(1,537,295)	20,495	(1,282,708)	(41,305)	18,693	(2,161,874)

	As of December 31, 2021	From cash flow			Not from cash flow		As of December 31, 2022
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,555,511)	(246,883)	98,155	2,566	(147,202)	—	(2,848,875)
Debt hedging derivative financial instruments	(81,854)	993	7,623	—	6,108	27,449	(39,681)
Hedging and investment derivatives	—	—	—	(2,662)	(21,319)	(6,003)	(29,984)
Non-hedging derivatives on other financial liabilities	(1,672)	—	—	—	(4,144)	—	(5,816)
Operating lease liabilities, current and non-current	(54,223)	10,478	1,226	—	(19,215)	—	(61,734)
Current and non-current financial liabilities	(2,693,260)	(235,412)	107,004	(96)	(185,772)	21,446	(2,986,090)
Cash and cash equivalents	1,515,051	—	(25,623)	1,165,225	583	—	2,655,236
Deposits that do not qualify as cash and cash equivalents	905,170	—	(24,088)	24,679	44,406	—	950,167
Debt hedging derivative financial instruments	257	—	—	—	29,363	—	29,620
Hedging and investment derivatives	12,613	—	—	—	(12,613)	—	—
Non-hedging derivatives on other financial assets	1,254	—	—	(39,878)	42,798	—	4,174
Hedging derivatives reimbursement of SQM Australia asset	—	—	2,022	—	—	5,117	7,139
Current and Non-Current Financial Assets	2,434,345	—	(47,689)	1,150,026	104,537	5,117	3,646,336
Total	(258,915)	(235,412)	59,315	1,149,930	(81,235)	26,563	660,246

Note 13    Right-of-use assets and Lease liabilities
13.1    Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	—	1,805	22,903	60,867
Additions	894	13,714	—	37	18,686	33,331
Depreciation expenses	(687)	(4,509)	—	(987)	(11,088)	(17,271)
Transfer to property, plant and equipment	—	—	—	—	—	—
Other increases (decreases)	(228)	(1,586)	—	—	(1,920)	(3,734)
Total changes	(21)	7,619	—	(950)	5,678	12,326
Closing balance	18,299	25,458	—	855	28,581	73,193

Reconciliation of changes in right-of-use assets as of December 31, 2022, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	—	2,578	11,726	52,608
Additions	1,599	736	—	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	—	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	—	—	—	(1,114)	(1,736)
Other increases (decreases)	2	(2)	—	6	(1)	5
Total changes	967	(3,112)	—	(773)	11,177	8,259
Closing balance	18,320	17,839	—	1,805	22,903	60,867
The Company’s lease activities included the following aspects:
(a)The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,
(b)The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Extension options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.
(c)These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leases later in the period.
13.2    Lease liabilities

	As of December 31, 2023		As of December 31, 2022
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	18,192	56,966	12,149	49,585
Total	18,192	56,966	12,149	49,585

i)    Current and non-current lease liabilities
(a)    As of December 31, 2023 and 2022, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023			Nominal amounts as of December 31,2023
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	46	66	19	46	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.02%	344	1,034	1,378	321	977	1,298
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.54%	1,492	4,040	5,532	1,400	3,718	5,118
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.58%	726	1,863	2,589	645	1,640	2,285
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	43	61	18	42	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	374	1,123	1,497	336	956	1,292
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.16%	2	7	9	2	2	4
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	6.80%	1	2	3	1	2	3
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.93%	725	1,896	2,621	721	1,884	2,605
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.74%	711	2,131	2,842	633	1,953	2,586
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.73%	262	789	1,051	240	747	987
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	121	364	485	94	287	381
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.67%	106	267	373	97	244	341
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	344	1,007	1,351	267	820	1,087
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.45%	5	17	22	5	17	22
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	48	63	14	44	58
Total						5,266	14,677	19,943	4,813	13,379	18,192

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2022			Nominal amounts as of December 31,2022
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	59	79	18	55	73
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.75%	342	1,027	1,369	311	946	1,257
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.42%	1,010	2,929	3,939	917	2,700	3,617
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	676	2,027	2,703	577	1,755	2,332
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	55	73	17	52	69
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.94%	342	886	1,228	306	790	1,096
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.53%	1	4	5	1	4	5
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.45%	99	296	395	86	264	350
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	7.84%	27	62	89	25	60	85
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	102	306	408	96	290	386
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	2.90%	102	308	410	91	279	370
Foreign	SQM Australia PTY	Australia	Contract supplier	Australian dollar	4.42%	807	2,355	3,162	648	1,798	2,446
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	1.38%	5	17	22	5	17	22
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	8.51%	12	36	48	8	27	35
Total						3,565	10,374	13,939	3,108	9,041	12,149

(b)    As of December 31, 2023 and 2022, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023				Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.61%	1,176	1,079	—	2255	1,133	1,064	—	2197
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.88%	6,185	3,728	—	9,913	5,901	3,630	—	9,531
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.06%	3,799	5,594	311	9,704	3,348	5,312	310	8,970
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	1,844	969	181	2,994	2,020	938	173	3,131
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	37	81	8	12	41	61
Foreign	SQM North América Corp.	Chile	Contract supplier	Dollar	4.99%	524	265	—	789	484	260	—	744
Foreign	SQM Comercial de México S.A. de C.V.	Chile	Contract supplier	Mexican Peso	6.79%	91	—	—	91	90	—	—	90
Foreign	SQM Comercial de México S.A. de C.V.	Chile	Contract supplier	Dollar	5.25%	3,197	1,131	—	4,328	3,040	1,105	—	4,145
Foreign	SQM Australia Pty	Mexico	Contract supplier	Australian dollar	4.92%	5,624	18,236	—	23,860	5,618	16,916	—	22,534
Foreign	SQM África Pty	Mexico	Contract supplier	Rand	9.20%	1,276	591	659	2,526	1,182	483	581	2,246
Foreign	SQM Colombia S.A.S.	Belgium	Contract supplier	Colombian peso	2.17%	1	—	—	1	1	—	—	1
Foreign	SQM Europe N.V.	United States	Contract supplier	Euro	1.30%	485	485	2,586	3,556	393	405	2,383	3,181
Foreign	SQM Iberian	Australia	Contract supplier	Euro	3.25%	61	61	16	138	58	60	17	135
Total						24,281	32,165	3,790	60,236	23,276	30,185	3,505	56,966

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2022				Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	66	—	—	66	65	—	—	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.55%	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.86%	5,633	1,605	347	7,585	5,363	1,545	346	7,254
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	4,248	5,595	2,176	12,019	3,696	5,152	2,135	10,983
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	61	—	—	61	60	—	—	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.24%	1,774	1,619	261	3,654	1,612	1,545	244	3,401
76.359.919-1	Orcoma Estudios SpA	Chile	Contract supplier	UF	2.53%	4	—	—	4	3	—	—	3
76.359.919-1	Orcoma Estudios SpA	Chile	Contract supplier	Peso	6.80%	18	26	46	90	8	11	47	66
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.11%	606	515	—	1,121	554	498	—	1,052
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	3.45%	789	362	—	1,151	738	356	—	1,094
Foreign	SQM Australia PTY	Australia	Contract supplier	Australian dollar	4.28%	3,955	5,584	23,894	33,433	3,023	1,619	16,102	20,744
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	1.90%	18	—	—	18	18	—	—	18
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	8.51%	12	36	48	96	82	42	—	124
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	888	564	—	1,452	861	559	—	1,420
Total						19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585
Other lease disclosures
Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 93,049, ThUS$ 78,880 and ThUS$ 71,897 for the periods ended December 31, 2023, 2022 and 2021. See Note 20.8.
Expenses related to variable payments not included in lease liabilities were ThUS$4,700, ThUS$3,631 and ThUS$1,313 for the periods ending December 31, 2023, 2022 and 2021.
Income from subleases on right-of-use assets were ThUS$5, ThUS$142 and ThUS$146 as of December 31, 2023, 2022 and 2021, respectively.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Note 14     Intangible assets and goodwill
14.1    Reconciliation of changes in intangible assets and goodwill

As of December 31, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,190
Mining rights	Finite	134,924
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	7,580
Intellectual property	Finite	5,201
Other intangible assets	Finite	70
Intangible assets other than goodwill		155,874
Goodwill	Indefinite	958
Total Intangible Asset		156,832

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303
a)    Movements in identifiable intangible assets as of December 31, 2023:

Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2023	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Additions	197	196	—	—	—	15	—	408
Amortization for the year	(1,451)	(4,684)	—	(3,789)	(649)	(28)	—	(10,601)
Impairment losses recognized in income for the year (1)	—	—	—	—	—	—	(9)	(9)
Other increases / decreases for foreign currency exchange rates	6	—	—	—	—	(3)	—	3
Other increases (decreases)	1,189	(1,461)	—	—	—	—	—	(272)
Subtotal	(59)	(5,949)	—	(3,789)	(649)	(16)	(9)	(10,471)
As of December 31, 2023	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Historical cost	37,849	161,451	7,420	18,000	7,215	2,303	4,492	238,730
Accumulated amortization	(34,659)	(26,527)	(2,511)	(10,420)	(2,014)	(2,233)	(3,534)	(81,898)
At January 1, 2022	3,447	149,532	4,909	15,158	6,481	131	34,596	214,254
Additions	349	1,141	—	—	—	14	—	1,504
Amortization for the year	(1,039)	(8,482)	—	(3,789)	(476)	(59)	—	(13,845)
Impairment losses recognized in income for the year (2)	—	(1,228)	—	—	—	—	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	—	—	—	(155)	—	—	(159)
Other increases (decreases)	496	(90)	—	—	—	—	—	406
Subtotal	(198)	(8,659)	—	(3,789)	(631)	(45)	(33,629)	(46,951)
As of December 31, 2022	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	7,215	2,291	4,501	238,600
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,365)	(2,205)	(3,534)	(71,297)

(1)See Note 21.5
(2)A definition made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and Derivatives Cash Generating Unit.
(b)    Movements in identifiable goodwill as of December 31, 2023 and 2022:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	—	—	—	148
SQM Investment Corporation	86	—	—	—	86
Soquimich European Holding B.V. (*)	9	—	(9)	(9)	—
SQM Potasio S.A.	724	—	—	—	724
Ending balance	967	—	(9)	(9)	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2021	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	—	(22,255)	(22,255)	—
SQM Iberian S.A.	148	—	—	—	148
SQM Investment Corporation	86	—	—	—	86
Soquimich European Holding B.V. (*)	11,383	—	(11,374)	(11,374)	9
SQM Potasio S.A.	724	—	—	—	724
Ending balance	34,596	—	(33,629)	(33,629)	967
(*)Based on an impairment analysis conducted by management, this goodwill was adjusted for based on the assessment that its partial or total book value is not recoverable.

Note 15    Property, plant and equipment
As of December 31, 2023, and 2022, the detail of property, plant and equipment is as follows:
15.1    Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,481	23,482
Buildings	285,487	273,913
Other property, plant and equipment	62,739	34,960
Transport equipment	9,165	9,487
Supplies and accessories	4,139	4,798
Office equipment	1,158	1,355
Network and communication equipment	1,605	1,872
Mining assets	154,715	60,284
IT equipment	2,092	3,147
Energy generating assets	2,893	3,253
Constructions in progress	1,834,041	1,328,508
Machinery, plant and equipment	1,228,422	981,779
Total	3,609,937	2,726,838
Property, plant and equipment, gross
Land	23,481	23,482
Buildings	851,706	803,398
Other property, plant and equipment	291,053	250,058
Transport equipment	22,143	21,343
Supplies and accessories	31,132	29,426
Office equipment	13,346	13,141
Network and communication equipment	11,644	10,878
Mining assets	341,837	230,803
IT equipment	29,384	31,197
Energy generating assets	38,929	38,540
Constructions in progress	1,834,041	1,328,508
Machinery, plant and equipment	4,189,794	3,716,440
Total	7,678,490	6,497,214
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(566,219)	(529,485)
Accumulated depreciation and impairment of other property, plant and equipment	(228,314)	(215,098)
Accumulated depreciation and impairment of transport equipment	(12,978)	(11,856)
Accumulated depreciation and impairment of supplies and accessories	(26,993)	(24,628)
Accumulated depreciation and impairment of office equipment	(12,188)	(11,786)
Accumulated depreciation and impairment of network and communication equipment	(10,039)	(9,006)
Accumulated depreciation and impairment of mining assets	(187,122)	(170,519)
Accumulated depreciation and impairment of IT equipment	(27,292)	(28,050)
Accumulated depreciation and impairment of energy generating assets	(36,036)	(35,287)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,961,372)	(2,734,661)
Total	(4,068,553)	(3,770,376)

Description of classes of property, plant and equipment	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	61,385	32,120
Conveyor Belt	16,589	17,135
Crystallizer	56,930	48,582
Plant Equipment	285,653	163,594
Tanks	39,422	25,923
Filter	69,246	47,976
Electrical equipment/facilities	110,255	110,275
Other Property, Plant & Equipment	68,967	112,628
Site Closure	40,696	36,673
Piping	142,013	107,481
Well	156,621	177,708
Pond	34,957	41,729
Spare Parts (1)	145,688	59,955
Total	1,228,422	981,779
________________________________________________
(1)The reconciliation of the spare parts provisions as of December 31, 2023 and 2022 is as follows:

Reconciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	52,072	48,262
Increase in provision	6,528	3,810
Closing balance	58,600	52,072

15.2    Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of December 31, 2023 and 2022:

Reconciliation of changes in property, plant and equipment by class as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	—	—	545	—	52	8	208	—	207	—	1,091,840	2,347	1,095,207
Disposals	—	—	—	—	—	—	—	—	(1)	—	—	(17)	(18)
Depreciation for the year	—	(37,315)	(13,337)	(1,155)	(1,809)	(230)	(670)	(16,603)	(890)	(749)		(179,989)	(252,747)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(47,059)	(47,059)
Increase (decrease) in foreign currency translation difference	(6)	(7)	(35)	(1)	—	(7)	—	—	(3)	—	—	(39)	(98)
Reclassifications	—	48,677	40,657	801	1,099	31	195	111,059	(447)	389	(588,635)	386,174	—
Other increases (decreases) (1)	5	219	(51)	33	(1)	1	—	(25)	79	—	2,328	85,226	87,814
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	(1)	11,574	27,779	(322)	(659)	(197)	(267)	94,431	(1,055)	(360)	505,533	246,643	883,099
As of December 31, 2023	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Historical cost	23,481	851,706	291,053	22,143	31,132	13,346	11,644	341,837	29,384	38,929	1,834,041	4,189,794	7,678,490
Accumulated depreciation	—	(566,219)	(228,314)	(12,978)	(26,993)	(12,188)	(10,039)	(187,122)	(27,292)	(36,036)	—	(2,961,372)	(4,068,553)
At January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	—	495	425	146	4	7	152	—	270	—	922,690	7,194	931,383
Disposals	—	—	—	—	—	—	—	—	—	—	—	(19)	(19)
Depreciation for the year	—	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)	—	(158,865)	(218,713)
Impairment (2)	—	(156)	—	—	—	—	—	—	—	—	—	(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference	(5)	(7)	—	—	—	(1)	—	—	—	—	—	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	—	(316,994)	223,853	—
Other increases (decreases) (1)	—	(1,127)	(69)	—	(88)	(2)	—	—	(19)	—	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	—	—	—	—	—	—	—	—	—	—	(228)
Subtotal	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
As of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	—	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	—	(2,734,661)	(3,770,376)
(1)The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to the statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.
(2)See note 21.5. This impairment corresponds to identified assets identified that will not be used in the operation due to their specific characteristics relating to the iodine and nitrate segments.
15.3    Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
15.4    Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	4%
Amount of interest cost capitalized	43,331	24,708

Note 16    Other current and non-current non-financial assets
As of December 31, 2023, and 2022, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Domestic Value Added Tax	63,973	81,361
Foreign Value Added Tax	24,889	66,926
Prepaid mining licenses	1,299	1,122
Prepaid insurance	15,022	33,896
Other prepayments	3,204	1,230
Refund of Value Added Tax to exporters	19,929	3,020
Other taxes	6,142	7,512
Other assets	2,292	1,268
Total	136,750	196,335

Other non-financial assets, non-current	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Exploration and evaluation expenses	57,458	44,023
Guarantee deposits	950	717
Foreign VAT (1)	308,084	—
Other non-current assets	7,208	7,656
Total	373,700	52,396
________________________________________________
(1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.
Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2023, and 2022:

Reconciliation	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Opening balance	44,023	26,752	17,883
Changes
Additions	12,002	11,341	8,071
Reclassifications from/to short-term (inventory)	1,049	(465)	83
Amortization of ground studies	(2,131)	(2,421)	(1,360)
Reclassification from construction in progress	2,515	8,816	2,075
Total changes	13,435	17,271	8,869
Ending balance (*)	57,458	44,023	26,752
As of December 31, 2023 and 2022, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.
(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Mineral resource exploration, evaluation and Exploitation expenditure
Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:
(a)Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of December 31, 2023, and 2022 there were no disbursements for this concept.
(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	9,062	3,699
Total	9,062	3,699

Conciliation of explorations in execution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	3,699	1,000
Disbursements	6,095	4,227
Reclassifications	(732)	(1,528)
Total changes	5,363	2,699
Total	9,062	3,699
(c)Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	50,844	36,327
Total		50,844	36,327
________________________________________________
(1)The value presented for Chile is composed as of December 2023 of ThUS 13,803 corresponding to non-metallic exploration and evaluation and ThUS$ 37,041 associated with metallic exploration. In December 2022, the amounts of non-metallic and metallic exploration were ThUS$ 11,417 ThUS$24,910.

Prospecting conciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	36,327	18,154
Additions	12,002	11,341
Reclassifications from Exploration in execution – Chile	2,515	8,864
Reclassifications to Exploration in Exploitation-Chile	—	(2,032)
Total changes	14,517	18,173
Total	50,844	36,327
(d)In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	1,700	1,235
Amortization of ground studies	—	—
Reclasifications from/to short term (inventories)	(1,049)	465
Total changes	(1,049)	465
Total	651	1,700

Long-Term Exploitation Conciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	7,696	8,598
Amortization of ground studies	(2,131)	(2,421)
Reclasifications from/to short term (inventories)	1,049	1,519
Total changes	(1,082)	(902)
Total	6,614	7,696

Note 17    Employee benefits
17.1    Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
Profit sharing and bonuses	—	2,270
Performance bonus and operational targets	23,946	33,106
Total	23,946	35,376
Non-current
Profit sharing and bonuses	18,428	8,973
Severance indemnity payments	43,578	34,899
Total	62,006	43,872

17.2    Policies on defined benefit plan
This policy is applied to all benefits received for services provided by the Company’s employees. This is divided as follows:
a)Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.
b)Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 17.3.
c)Obligations after employee retirement, described in Note 17.4.
d)Retention bonuses for a group of Company executives, described in Note 17.6.
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
17.4    Post-employment benefit obligations
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

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

A settlement was reflected in the last quarter of 2023 for the purchase of annuities by the pension plan for all inactive participants.

Reconciliation Changes in the benefit obligation	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	279	9,550	9,864
Current cost of service	—	—	—
Interest cost	12	255	240
Actuarial loss	180	(1,357)	(135)
Settlement	—	(7,739)	—
Benefits paid	(185)	(430)	(419)
Total	286	279	9,550

Reconciliation Changes in plan assets	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the start of the year	4,982	13,497	12,888
Real return (loss) in the plan assets	584	(346)	1,028
Benefits paid	(185)	(430)	(419)
Settlement	—	(7,739)	—
Fair value of plan assets at the end of the year	5,381	4,982	13,497
Non-current-assets	5,095	4,703	3,947
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial income at the beginning of the year	59	1,039	192
Settlement	—	(1,627)	—
Gain	190	647	847
Adjustment to recognize the minimum pension obligation	249	59	1,039

Cost of service or benefits received during the year	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Financial cost	12	255	240
Real loss in plan assets	(214)	(363)	(316)
Settlement	—	(1,627)	—
Net periodic pension expenses	(202)	(1,735)	(76)
17.5    Staff severance indemnities
As of December 31, 2023, and 2022, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Opening balance	(34,899)	(27,099)	(32,199)
Current cost of service	(4,624)	(4,204)	(4,978)
Interest cost	(2,236)	(1,928)	(1,303)
Actuarial gain loss	(5,947)	(5,305)	3,999
Exchange rate difference	769	551	4,971
Benefits paid during the year	3,359	3,086	2,411
Total	(43,578)	(34,899)	(27,099)

(a)    Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021	Annual/Years
Mortality rate	RV - 2020/CB - 2020	RV - 2014	RV - 2014
Discount interest rate	5.32%	5.12%	5.67%
Inflation rate	3.00%	3.41%	3.20%
Voluntary retirement rate:
Men	3.82%	6.49%	6.49%	Annual
Women	3.82%	6.49%	6.49%	Annual
Salary increase	4.01%	3.00%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years
(b)    Sensitivity analysis of assumptions
As of December 31, 2023, 2022 and 2021, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,575)	2,898
Employee turnover rate	(338)	378

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

Sensitivity analysis as of December 31, 2021	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237
Sensitivity relates to an increase/decrease of 100 basis points.
17.6    Executive compensation plan
The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of December 31, 2023:
I)Share-based compensation plan
(a)    Plan characteristics

This compensation plan is paid in cash.

(b)    Plan participants and payment dates

A total of 41 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.
This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$18,428 and ThUS$ 8,495 as of December 31, 2023 and 2022, respectively. The income statement was charged with ThUS$9,933 and ThUS$8,495 during the periods ended December 31, 2023 and 2022, respectively.

II)Share-based compensation plan

The share-based compensation plan was approved by the Board and included 188,740 shares. The effects on the statement of income correspond to an expense of ThUS$ 2,251 and ThUS$ 5,978 for the years ended 2022 and 2021.

During the first quarter of 2023, the remaining balance of this plan, which ended on December 31, 2022, was paid in the amount of ThUS$ 2,390.
Note 18    Provisions and other non-financial liabilities
18.1    Types of provisions

	As of December 31, 2023			As of December 31, 2022
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	106	1,195	1,301	52,106	1,603	53,709
Provision for dismantling, restoration and rehabilitation cost (2)	—	58,459	58,459	—	53,995	53,995
Other provisions (3)	392,216	796	393,012	1,251,040	2,455	1,253,495
Total	392,322	60,450	452,772	1,303,146	58,053	1,361,199
________________________________________________
(1)These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 20.1).
(2)Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.
(3)See Note 18.2.
18.2    Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Rent under Lease contract (1)	354,205	1,189,326
Provision for additional tax related to foreign loans	1,641	1,085
End of agreement bonus	6,979	35,819
Other bonuses to workers	6,933	—
Directors’ per diem allowance	4,676	4,250
Miscellaneous provisions	17,782	20,560
Total	392,216	1,251,040
________________________________________________
(1)Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

The fee structure is as follows:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
Over $4,000 - $5,000	8.0%
Over $5,000 - $6,000	10.0%
Over $6,000 - $7,000	17.0%
Over $7,000 - $10,000	25.0%
Over $10,000	40.0%

Price US$/MT LiOH	Lease payment rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000- $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease payment rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

The Lease Agreement and the Project Agreement are subject to early termination in the case of certain default events. Under these, Corfo is obliged to use its best efforts to initiate a public bidding process or the corresponding contracting procedure for the execution of an act or contract for the exploitation of the OMA mining properties currently leased by SQM no later than June 30, 2027, and to resolve it no later than July 30, 2029.
18.3    Changes in provisions

Description of items that gave rise to variations as of December 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	12,127	1,922,666	1,935,059
Provision used	(52,707)	—	(2,771,422)	(2,824,129)
Increase (decrease) in foreign currency exchange	33	—	(871)	(838)
Others	—	(7,663)	(10,856)	(18,519)
Total Increase (decreases)	(52,408)	4,464	(860,483)	(908,427)
Total	1,301	58,459	393,012	452,772

Description of items that gave rise to variations as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	—	—	(2,060,321)	(2,060,321)
Increase (decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

Description of items that gave rise to variations as of December 31, 2021	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	—	(56,959)	(65,358)
Increase (decrease) in foreign currency exchange	(37)	—	(35)	(72)
Others	—	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

18.4    Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Tax withholdings	8,750	46,518
VAT payable	33,782	43,439
Guarantees received	1,021	743
Accrual for dividend	67,219	7,370
Monthly tax provisional payments	26,160	289,326
Deferred income	4,144	19,341
Withholdings from employees and salaries payable	9,333	7,242
Accrued vacations	35,902	29,642
Other current liabilities	994	2,856
Total	187,305	446,477

Note 19    Disclosures on equity
The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.
19.1    Capital management
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
Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.
The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2023	As of December 31, 2022	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	2,086,717	(721,980)	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.33	2.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	20.78%	79.37%	Net income the year divided by Total Equity	Net income the year / Equity
Adjusted EBITDA (ThUS$)	3,180,071	5,838,439	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	3,226,202	5,817,605	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	35.90%	78.61%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.47	(0.15)	Net Financial Debt on Equity	Net Financial Debt / Total Equity

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
19.2    Operational restrictions and financial limits
Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.
Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. As of December 31, 2023 this ratio was 0.47.
The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2023 and 2022 are as follows.

Financial restrictions
As of December 31, 2023	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	0.47	0.47	0.47	0.47
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions
As of December 31, 2022	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	(0.15)	(0.15)	(0.15)	(0.15)
Fulfilled YES/NO	yes	yes	yes	yes
Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.
19.3    Disclosures on share capital
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
(a)require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and
(b)require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.
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
At December 31, 2023, the Group hold 648 Series A shares.
Detail of capital classes in shares:

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
Type of capital in preferred shares	Series A	Series B	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	—	—	—	—	—	—
Increase (decrease) in the number of current shares	—	—	—	—	—	—
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	—	648	—	648	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—	—	—
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904

19.4    Disclosures on reserves in Equity and non-controlling interests
As of December 31, 2023, 2022 and 2021, this caption comprises the following:

Disclosure of reserves within shareholders' equity	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(4,921)	(8,042)	(7,913)
Reserve for cash flow hedges (2)	(930)	(14,575)	(34,025)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	122,294	(10,973)	(11,146)
Reserve for actuarial gains or losses in defined benefit plans (4)	(13,454)	(9,198)	(4,174)
Other reserves	11,881	11,663	13,103
Total	114,870	(31,125)	(44,155)
________________________________________________
(1)This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.
(2)The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.
(3)This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.
(4)This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.
Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(66,051)	—	4,648	—	(12,072)	—	134	(69,295)	—	(69,295)
Reclassification adjustments	(390)	13,289	—	—	—	—	—	(3,349)	9,550	—	9,550
Related taxes	—	—	14,246	—	(142)	—	3,818	—	—	17,922	17,922
Reclassification to retained earnings	—	—	—	—	—	(13,375)	3,611	—	(13,375)	3,611	(9,764)
Closing balance as of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	—	(6,276)	—	190	—	(985)	28,879	—	28,879
Reclassification adjustments	—	(9,457)	—	—	—	—	—	(455)	(9,912)	—	(9,912)
Related taxes	—	—	(7,172)	—	1,252	—	(17)	—	—	(5,937)	(5,937)
Closing balance as of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	3,121	126	—	(5,836)	—	190,509	—	218	188,138	—	188,138
Reclassification adjustments	—	18,566	—	—	—	—	—	—	18,566	—	18,566
Related taxes	—	—	(5,047)	—	1,580	—	(57,242)	—	—	(60,709)	(60,709)
Closing balance as of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
________________________________________________
(1)See details on reserves for foreign currency translation differences on conversion in Note 23, letter b).

Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	1,957	1,957	1,957
Soquimich European holding B.V.	828	828	828
Abu Dhabi Fertilizer Industries WWL	—	—	455
Soquimich Comercial S.A.	(393)	(401)	—
SQM Vitas Fzco.	85	85	(38)
Pavoni & C. Spa	7	7	7
SAS Adionics	116	—	—
SQM Australia Pty Ltd	94	—	—
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121	2,121
SQM Industrial S.A.	—	—	707
Others	(721)	(721)	(721)
Total Other reserves	11,881	11,663	13,103
Non-controlling interests

	% of interests in the ownership held by non- controlling interests	Net income attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary		As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	—	—	—	—	—	—
Ajay SQM Chile S.A.	49.00000%	3,238	2,415	9,795	8,986	2,428	1,811
Soquimich Comercial S.A.	39.36168%	3,838	5,558	26,435	26,383	3,837	5,558
Comercial Agrorama Ltda. (1)	30.00000%	—	—	—	—	—	—
SQM Indonesia S.A.	20.00000%	—	—	—	—	—	—
SQM Thailand Limited	0.00200%	—	—	—	—	—	—
Total		7,076	7,973	36,230	35,369	6,265	7,369
(1) As of December 31, 2022, a 30% non-controlling interest was acquired by Comercial Hydro S.A., a Company subsidiary.
19.5    Dividend policies
As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

Dividend policy for commercial year 2023
Company’s dividend policy for the 2023 business year was agreed upon by the Board of Directors on April 26, 2023. On that occasion, the following was decided:
(a)Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:
(i)100% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.
(ii)80% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.
(iii)60% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.
If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2023 net income.
(b)Distribute and pay in 2023 interim dividends, which will be charged to the aforementioned final dividend.
(c)The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company's ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.
(d)At the ordinary meeting to be held in 2024, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2023.
(e)Any remaining amount from the net income from 2023 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.
(f)The payment of additional dividends is not being considered.
It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.
19.6    Interim and provisional dividends
On April 26, 2023, the Board of Directors agreed to pay a final dividend equivalent to US$ 3.22373 per share which the Company must pay to reach the amount of US$10.94060 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 2.78716 per share, the second interim dividend of US$ 1.84914 per share, and the eventual dividend of US$ 3.08056 per share that were paid in 2022.

On May 17, 2023, the Board of Directors agreed to pay an interim dividend equivalent to US$ 0.78760 per share against the company’s 2023 net income. This amount will be paid in its Chilean peso equivalent at the Observed US Dollar value that appears in the Official Gazette on July 17, 2023.
On August 16, 2023, the Board agreed to pay an interim divided equal to US$0.60940 per share from the Company’s net income from 2023. That amount will be paid in its Chilean peso equivalent at the Observed US Dollar exchange rate published in the Official Gazette on November 6, 2023.
On November 15, 2023, the Board approved an interim dividend of US$ 0.50347 per share, to be paid from the Company's 2023 fiscal year net income. This dividend will be paid in Chilean pesos at the official US dollar exchange rate published in the Official Gazette on December 11, 2023.
19.7    Potential and provisional dividends
Dividends discounted from equity from January to December 2023 and 2022 were the following:

Dividends	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Interim dividend	542,847	2,204,229	157,774
Final dividend	920,819	—	399,998
Dividend according to policy	60,953	—	27,681
Owners of the Parent	1,524,619	2,204,229	585,453
Dividend eventual	—	—	5,904
Dividends according to policy	6,266	7,369	6,504
Non-controlling interests	6,266	7,369	12,408
Dividends discounted from equity for the period	1,530,885	2,211,598	597,861
Note 20     Contingencies and restrictions
In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
20.1    Lawsuits and other relevant events
(a)In 1995, Nitratos Naturais do Chile Ltda. was sanctioned by the Fazenda do Estado de Sao Paulo for shipping goods to a different branch without proper authorization. The Sao Paulo State Treasury initiated legal proceedings to collect almost ThUS$ 352. There has been no movement with respect to this case since May 2017.

(b)In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(c)In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(d)In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County (the “Pomona Case”). In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter was then remanded to the District Court for a complete retrial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 8, 2021, a jury found in favor of Pomona and against SQMNA on a single cause of action for strict products liability under California law. The jury found that Pomona’s damages were US$48,128,378. On January 27, 2022, the District Court entered judgment for Pomona in the amount of US$48,128,378. On August 1, 2023, the District Court granted a remittitur order reducing the award to the amount of US$30,280,802. SQMNA paid the reduced amount and the case is terminated.

(e)In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On February 5, 2024 , the Court ordered the resumption of proceedings, as they had been suspended.

(f)In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. On February 1, 2024, the Court of Appeals of Santiago, pending the ruling, revoked the first instance ruling and issued another in its replacement by virtue of which it partially accepted the claim, ordering the Company to pay the total sum of ThUS$52. SQM has filed an appeal, which resolution is pending.

(g)In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently awaiting a ruling.

(h)The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.
(i)Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.
(j)On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. Both proceedings are awaiting a ruling.
(k)In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors’ and officers’ liability insurance policy.On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$32.2 million. The case is currently before the Court of Appeals to hear the appeals and then to hear the cassation and appeal appeals filed by the defendant.
(l)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the evidence stage and amounts to approximately ThUS$ 542.

(m)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(n)In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi Commercial Court of First Instance and is awaiting the report of the expert appointed by the court.

(o)In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits. The case has reached the evidence stage. The lawsuit totals approximately ThUS$ 358.

(p)In January 2024, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. The case is currently under discussion. The lawsuit totals approximately ThUS$ 227.
(q)In February 2024, Messrs. Emiliano Malebrán Pallauta, Rubén Valenzuela González and José Aguilera Flores, filed before the Labor Court of Iquique a lawsuit against the Company, for protection of fundamental rights and, in subsidy, for undue dismissal and collection of benefits and compensation. The case is in the discussion stage. The amount of the lawsuit is approximately ThUS$369.
(r)In February 2024, Mr. Manuel Jesús Lobos Cortés filed before the Labor Court of Iquique a claim against the Company for compensation for damages due to an occupational disease. The case is in the discussion stage. The amount of the claim is approximately ThUS$279.

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
Soquimich Comercial S.A., a subsidiary, has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.05 million.
The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.
20.2    Environmental contingencies
Through a ruling dated November 28, 2016, which was amended by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables in the follow-up plan, and other matters. SQM Salar submitted a compliance program that was accepted by the SMA, although rendered null and void by the Environmental Court of Antofagasta in December 2019. In October 2020, the SMA made further observations to the compliance program, which were addressed through the submission of a reformulated compliance program, incorporating improvements in line with the Antofagasta Environmental Court ruling. On August 29, 2022, the SMA approved the compliance program submitted by SQM Salar, which was subjected to a claim filed by the Council of Atacameño Peoples with the Antofagasta Environmental Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This process may conclude with the application of fines up to US$ 9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.
20.3    Tax Contingencies

The Chilean IRS has sought to extend the specific mining tax to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the Chilean IRS has charged SQM a total of US$ 986.3 million, which SQM has paid, for the specific mining tax applied to lithium, corresponding to tax years 2012 to 2023 (business years 2011 to 2022). SQM Salar has filed seven tax claims against the Chilean IRS. The total amount associated with the tax claims is US$ 201.3 million, and it has a pending claim for US$ 785.0 million. Both amounts, already paid by SQM Salar, totaled US$986.3 million as of December 31, 2023, including an overcharge amount of US$59.5 million, a tax amount of

US$818.0 million and an interest and fees amount of US$108.7 million. On April 5, 2024, the Santiago Court of Appeal issued a ruling in one of the Claims, the tax role case No. 312-2022, and revoked the ruling that had previously been handed down by the Tax and Customs Court of the Metropolitan Region, which upheld the public law annulment action filed by SQM Salar, corresponding to settlements for the 2017 and 2018 tax years. Although the ruling of the Santiago Court of Appeal does not affect all other Claims, filed by the SQM Salar against the Chilean IRS, and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the tax claims by the Company's Board of Directors. Consequently, the Company recognized a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 (US$926.7 million relating to tax years 2011 to 2022 and US$162.7 million associated to tax year 2023), which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims. As of December 31, 2023 and 2022, the Company presents non current tax receivables amounting US$ 59.5 million and US$ 127.1 million, respectively.

The claims are as follows.

(a)    On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessments 169, 170, 171 and 172, issued by the Chilean IRS for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, net of corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. The case is currently in the evidentiary stage.

(b)    On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessment 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, net of corporate income taxes. The case is currently in the evidentiary stage.

(c)    On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessment 207 issued by the Chilean IRS for the tax year 2016. The amount in dispute is US$ 5.5 million, where (i) US$ 1.2 million is overpaid taxes, (ii) US$ 3.8 million is the tax claim, net of corporate income taxes and (iii) US$0.5 million is associated interest and penalties. The case is currently in the evidentiary stage.

(d)    On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66, issued by the Chilean IRS, for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is the tax claim, net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. This judgment was appealed by the Chilean IRS and on April 5, 2024, the Court of Appeals of Santiago revoked the first instance ruling in that it accepted the public law annulment action aimed at challenging the charges, accepting the claim only with respect to those miscalculated items recognized by the Chilean IRS.

(e)    On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23, issued by the Chilean IRS, for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, net of corporate income taxes. The trial is currently at the discussion stage.

(f)    On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against assessment 56 issued by the Chilean IRS for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, net of corporate income taxes. The case is currently at the discussion stage.

(g)    On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1, issued by the Chilean IRS, for the tax year 2022. The amount in dispute is US$ 53.5 million, where (i) US$ 14.4 million is overpaid taxes, (ii) US$ 36.1 million is the tax claim, net of corporate income taxes and (iii) US$ 3 million is associated interest and penalties. The case is currently at the discussion stage.

The assessments and pending claims are as follows:

On December 19, 2023, the Chilean IRS invoiced the Company for a sum of US$785 million for the tax year 2023 (covering the 2022 business year), pertaining to the specific tax on mining activities. Within this total, US$691.2 million represents the tax claimed, net of corporate income tax, and US$10.9 million is the excess tax payments.

The Chilean IRS has not invoiced the Company for specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may invoice the Company in the future for the 2023 business year, which the Company estimates could be an amount of approximately US$ 162.7 million, net of corporate income taxes, but excluding interest and penalties.

See Note 26.2 “Disclosures on events occurring after the reporting date” for a description of subsequent events.
20.4    Indirect guarantees
As of December 31, 2023 and 2022, there are no indirect guarantees.
20.5 Other matters

The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has initiated an internal review to identify materials that are responsive to the SEC’s inquiry and are actively cooperating in the SEC’s review by providing the information requested.
Note 21    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.
21.1    Revenue from operating activities customer activities
The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:
(a)Geographic areas:

For the year ended December 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,669	1,603	2,327	31,356	1,136	23,590	169,681
Latin America and the Caribbean	76,157	21,523	7,289	93,868	10,489	973	210,299
Europe	128,370	368,696	278,360	30,357	21,054	1,275	828,112
North America	411,586	122,025	134,768	67,232	47,074	926	783,611
Asia and Others	188,130	378,304	4,757,370	56,237	95,470	276	5,475,787
Total	913,912	892,151	5,180,114	279,050	175,223	27,040	7,467,490

For the year ended December 31, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	128,829	1,523	1,854	64,409	1,199	25,334	223,148
Latin America and the Caribbean	125,712	16,328	5,275	179,621	11,820	1,185	339,941
Europa	196,930	288,854	390,832	27,275	27,725	942	932,558
North America	489,327	141,683	151,152	71,711	59,402	912	914,187
Asia and Others	231,536	305,951	7,603,826	94,164	65,054	213	8,300,744
Total	1,172,334	754,339	8,152,939	437,180	165,200	28,586	10,710,578

For the year ended December 31, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	136,523	1,538	901	50,573	4,125	25,988	219,648
Latin America and the Caribbean	88,990	10,198	4,905	214,304	7,367	523	326,287
Europa	179,744	173,329	75,674	33,948	18,662	1,408	482,765
North America	314,895	102,746	50,349	57,682	29,860	2,470	558,002
Asia and Others	188,663	150,120	804,292	60,085	71,997	456	1,275,613
Total	908,815	437,931	936,121	416,592	132,011	30,845	2,862,315
(b)Main product and service lines:

	For the period from January to December of the year
Products and Services	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	913,912	1,172,334	908,815
-Sodium Nitrates	25,056	21,294	24,829
-Potassium nitrate and sodium potassium nitrate	502,349	700,081	539,336
-Specialty Blends	235,290	285,027	234,369
-Other specialty fertilizers	151,217	165,932	110,281
Iodine and derivatives	892,151	754,339	437,931
Lithium and derivatives	5,180,114	8,152,939	936,121
Potassium	279,050	437,180	416,592
Industrial chemicals	175,223	165,200	132,011
Other	27,040	28,586	30,845
Total	7,467,490	10,710,578	2,862,315

21.2    Cost of sales
Cost of sales broken down by nature of expense:

	For the period from January to December of the year
Nature of expense	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(687,116)	(561,709)	(345,356)
Classes of employee benefit expenses	(308,972)	(308,744)	(211,771)
Depreciation expense	(252,746)	(218,714)	(195,678)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(11,719)	(6,549)	(5,963)
Amortization expense	(12,415)	(16,413)	(9,737)
Investment plan expenses	(25,638)	(18,293)	(15,059)
Provision for materials, spare parts and supplies	(10,065)	(7,099)	(505)
Contractors	(226,180)	(194,295)	(157,571)
Operating leases	(84,423)	(71,420)	(67,106)
Mining patents	(7,560)	(14,585)	(7,325)
Operational transportation	(107,074)	(91,130)	(76,004)
Freight / product transportation costs	(104,664)	(94,727)	(77,353)
Purchase of products from third parties	(422,023)	(473,742)	(329,464)
Insurance	(55,204)	(43,323)	(21,869)
Corfo rights and other agreements	(1,868,850)	(3,272,897)	(247,604)
Export costs	(158,621)	(153,162)	(99,212)
Expenses related to variable lease payments (contracts under IFRS 16)	(4,700)	(3,631)	(1,313)
Variation in gross inventory	20,024	628,671	85,709
Variation in inventory provision	(29,711)	(27,324)	5,038
Other	(34,779)	(24,867)	5,935
Total	(4,392,436)	(4,973,953)	(1,772,208)
21.3    Other income

	For the period from January to December of the year
Other income	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	2,002	1,404	896
Fines charged to suppliers	4,118	593	83
Amounts recovered from insurance	1,242	1,646	1,811
Overestimate of provisions for third-party obligations	1,272	86	293
Sale of assets classified as properties, plant and equipment	11	365	287
Sales of materials, spare parts and supplies	147	246	2,121
Options on mining properties	376	1,126	8,796
Easements, pipelines and roads	5,205	2,106	4,949
Government Grants (1)	24,387	—	—
Others	1,797	2,282	316
Total	40,557	9,854	19,552

(1) The Company received an unconditional government grant for US$24,387 in September 2023, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category

21.4    Administrative expenses

	For the period from January to December of the year
Administrative expenses	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(75,450)	(63,713)	(60,552)
Marketing costs	(6,611)	(5,661)	(2,415)
Amortization expenses	(444)	(126)	(118)
Entertainment expenses	(6,067)	(5,576)	(4,906)
Advisory services	(32,562)	(27,235)	(17,332)
Lease of buildings and facilities	(4,331)	(3,829)	(3,478)
Insurance	(3,778)	(3,011)	(3,901)
Office expenses	(9,230)	(8,596)	(6,363)
Contractors	(11,067)	(7,283)	(5,106)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(3,463)	(2,656)	(2,743)
Other expenses	(22,762)	(14,958)	(11,979)
Total	(175,765)	(142,644)	(118,893)
21.5    Other expenses

	For the period from January to December of the year
Other expenses	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Impairment (losses) /reversals of impairment losses recognized in income for the year
Properties, plant and equipment	(47,059)	(8,084)	(5,582)
Intangible assets other than goodwill	—	(520)	(478)
Goodwill	(9)	(33,629)	—
Subtotal	(47,068)	(42,233)	(6,060)
Other expenses, by nature
Legal expenses	17,127	(6,841)	(42,254)
VAT and other unrecoverable taxes	(2,683)	(5,694)	(1,015)
Fines paid	(542)	(617)	(882)
Investment plan expenses	(13,255)	(727)	1
Exploration expenses	—	—	(284)
Contributions and donations	(38,756)	(19,096)	(9,037)
Other operating expenses	(8,223)	(763)	(1,074)
Subtotal	(46,332)	(33,738)	(54,545)
Total	(93,400)	(75,971)	(60,605)
21.6    Other (losses) gains

	For the period from January to December of the year
Other (losses) income	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Sale of investments in associates	—	60	—
Adjust previous year application method of participation	(378)	(1)	—
Reversal/Impairment of interests in associates	626	1,349	(2,009)
Sale of investments in joint ventures	(2,599)	—	—
Others	97	(1,291)	(629)
Total	(2,254)	117	(2,638)

21.7 Impairment losses and reversals for financial assets

	For the period from January to December of the year
Impairment of financial assets and reversal of impairment losses	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Impairment of financial assets and reversal of impairment losses (See Note 12.2)	202	3,369	(235)
Totals	202	3,369	(235)
21.8    Summary of expenses by nature
The following summary considers notes 21.2, 21.4 and 21.5.

	For the period from January to December of the year
Expenses by nature	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(687,116)	(561,709)	(345,356)
Employee benefit expenses	(384,422)	(372,457)	(272,323)
Depreciation expense	(252,746)	(218,714)	(195,678)
Depreciation of right-of-use assets	(15,182)	(9,205)	(8,706)
Impairment of properties, plant and equipment, intangible and Goodwill	(47,068)	(42,233)	(6,060)
Amortization expense	(12,859)	(16,539)	(9,855)
Legal expenses	17,127	(6,841)	(42,254)
Investment plan expenses	(38,893)	(19,020)	(15,058)
Exploration expenses	—	—	(284)
Provision for materials, spare parts and supplies	(10,065)	(7,099)	(505)
Contractors	(237,247)	(201,578)	(162,677)
Operational leases	(88,754)	(75,249)	(70,584)
Mining patents	(7,560)	(14,585)	(7,325)
Operational transportation	(107,074)	(91,130)	(76,004)
Freight and product transportation costs	(104,664)	(94,727)	(77,353)
Purchase of products from third parties	(422,023)	(473,742)	(329,464)
Corfo rights and other agreements	(1,868,850)	(3,272,897)	(247,604)
Export costs	(158,621)	(153,162)	(99,212)
Expenses related to variable lease payments (contracts under IFRS 16)	(4,700)	(3,631)	(1,313)
Insurance	(58,982)	(46,334)	(25,770)
Consultant and advisor services	(32,562)	(27,235)	(17,332)
Variation in gross inventory	20,024	628,671	85,709
Variation in inventory provision	(29,711)	(27,324)	5,038
Other expenses	(129,653)	(85,828)	(31,736)
Total expenses by nature	(4,661,601)	(5,192,568)	(1,951,706)

21.9    Finance expenses

	For the period from January to December of the year
Finance expenses	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(3,890)	(3,065)	(2,664)
Interest expense from bonds	(106,871)	(108,387)	(90,859)
Interest expense from loans	(55,926)	(2,098)	(1,135)
Reversal of capitalized interest expenses	43,331	24,708	14,206
Financial expenses for restoration and rehabilitation provisions	2,368	9,357	(1,259)
Interest on lease agreement	(2,038)	(1,226)	(1,587)
Other finance costs	(15,376)	(5,940)	(1,328)
Total	(138,402)	(86,651)	(84,626)
21.10    Finance income

	For the period from January to December of the year
Finance income	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Interest from term deposits	81,981	31,122	3,635
Interest from marketable securities	31,920	10,252	68
Interest from maintenance of minimum bank balance in current account	12	6	2
Other finance income	4,614	3,318	107
Other finance interests	4,199	2,340	856
Total	122,726	47,038	4,668
Note 22    Reportable segments
22.1    Reportable segments
(a)General information:
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
(b)Factors used to identify segments on which a report should be presented:
The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.
(c)Description of the types of products and services from which each reportable segment obtains its income from ordinary activities
The operating segments are as follows:
(i)Specialty plant nutrients

(ii)Iodine and its derivatives
(iii)Lithium and its derivatives
(iv)Industrial chemicals
(v)Potassium
(vi)Other products and services
(d)Description of income sources for all the other segments

Information regarding assets, liabilities, gains and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.
(e)Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes
The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".
For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.
The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.
(f)Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets
Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.
(g)Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities
Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

22.2    Reportable segment disclosures:

Operating segment items for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	(4,392,436)	(4,392,436)	—	(4,392,436)
Administrative expenses	—	—	—	—	—	—	—	—	(175,765)	(175,765)
Finance expense	—	—	—	—	—	—	—	—	(138,402)	(138,402)
Depreciation and amortization expense	(70,342)	(53,140)	(124,010)	(15,232)	(18,006)	(57)	(280,787)	(280,787)	—	(280,787)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	593	593
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income (loss)	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(2,144,787)	930,267
Assets	—	—	—	—	—	—	—	—	10,778,837	10,778,837
Equity-accounted investees	—	—	—	—	—	—	—	—	86,417	86,417
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	2,785,385	2,785,385
Liabilities	—	—	—	—	—	—	—	—	6,301,408	6,301,408
Impairment loss of financial assets recognized in income							—	—	202	202
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(47,068)	(47,068)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	(196,639)	(196,639)
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,481,493)	(1,481,493)
Cash flows from financing activities	—	—	—	—	—	—	—	—	66,261	66,261

Operating segment items for the year ended December 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	(4,973,953)	(4,973,953)	—	(4,973,953)
Administrative expenses	—	—	—	—	—	—	—	—	(142,644)	(142,644)
Finance expense	—	—	—	—	—	—	—	—	(86,651)	(86,651)
Depreciation and amortization expense	(63,321)	(53,734)	(88,510)	(14,724)	(24,043)	(126)	(244,458)	(244,458)	—	(244,458)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	20,159	20,159
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Net income (loss)	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(1,822,341)	3,914,284
Assets	—	—	—	—	—	—	—	—	10,819,101	10,819,101
Equity-accounted investees	—	—	—	—	—	—	—	—	54,386	54,386
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	1,757,581	1,757,581
Liabilities	—	—	—	—	—	—	—	—	5,887,100	5,887,100
Impairment loss of financial assets recognized in income							—	—	3,369	3,369
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(42,233)	(42,233)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	4,077,595	4,077,595
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(909,401)	(909,401)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(2,002,969)	(2,002,969)

Operating segment items for the year ended December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	—	2,862,315
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	—	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	(1,772,208)	(1,772,208)	—	(1,772,208)
Administrative expenses	—	—	—	—	—	—	—	—	(118,893)	(118,893)
Finance expense	—	—	—	—	—	—	—	—	(84,626)	(84,626)
Depreciation and amortization expense	(58,808)	(41,215)	(65,014)	(13,743)	(35,290)	(169)	(214,239)	(214,239)	—	(214,239)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	11,132	11,132
Income before taxes	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(248,886)	841,221
Income tax expense	—	—	—	—	—	—	—	—	(249,016)	(249,016)
Net income (loss)	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(497,902)	592,205
Assets	—	—	—	—	—	—	—	—	7,180,201	7,180,201
Equity-accounted investees	—	—	—	—	—	—	—	—	39,824	39,824
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	152,663	152,663
Other Liabilities	—	—	—	—	—	—	—	—	3,964,230	3,964,230
Impairment loss of financial assets recognized in income	—	—	—	—	—	—	—	—	(235)	(235)
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(6,060)	(6,060)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	822,520	822,520
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,006,943)	(1,006,943)
Cash flows from financing activities	—	—	—	—	—	—	—	—	1,206,485	1,206,485

22.3    Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income for the year ended December 31,2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	—	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	—	(4,392,436)
Gross profit	222,403	536,434	2,224,445	33,872	59,453	(1,553)	—	3,075,054
Other incomes by function	—	—	—	—	—	—	40,557	40,557
Administrative expenses	—	—	—	—	—	—	(175,765)	(175,765)
Other expenses by function	—	—	—	—	—	—	(93,400)	(93,400)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	202	202
Other losses	—	—	—	—	—	—	(2,254)	(2,254)
Financial income	—	—	—	—	—	—	122,726	122,726
Financial costs	—	—	—	—	—	—	(138,402)	(138,402)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	593	593
Exchange differences	—	—	—	—	—	—	(22,293)	(22,293)
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(2,144,787)	930,267

Items in the statement of comprehensive income for the year ended December 31,2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	—	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	—	(4,973,953)
Gross profit	450,073	472,239	4,516,087	52,953	243,599	1,674	—	5,736,625
Other incomes by function	—	—	—	—	—	—	9,854	9,854
Administrative expenses	—	—	—	—	—	—	(142,644)	(142,644)
Other expenses by function	—	—	—	—	—	—	(75,971)	(75,971)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	3,369	3,369
Other gains	—	—	—	—	—	—	117	117
Financial income	—	—	—	—	—	—	47,038	47,038
Financial costs	—	—	—	—	—	—	(86,651)	(86,651)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	20,159	20,159
Exchange differences	—	—	—	—	—	—	(25,400)	(25,400)
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Net income	450,073	472,239	4,516,087	52,953	243,599	1,674	(1,822,341)	3,914,284

Items in the statement of comprehensive income for the year ended December 31,2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	—	2,862,315
Cost of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	—	(1,772,208)
Gross profit	261,885	197,590	441,327	22,944	163,467	2,894	—	1,090,107
Other incomes by function	—	—	—	—	—	—	19,552	19,552
Administrative expenses	—	—	—	—	—	—	(118,893)	(118,893)
Other expenses by function	—	—	—	—	—	—	(60,605)	(60,605)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	(235)	(235)
Other losses	—	—	—	—	—	—	(2,638)	(2,638)
Financial income	—	—	—	—	—	—	4,668	4,668
Financial costs	—	—	—	—	—	—	(84,626)	(84,626)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	11,132	11,132
Exchange differences	—	—	—	—	—	—	(17,241)	(17,241)
Income before taxes	261,885	197,590	441,327	22,944	163,467	2,894	(248,886)	841,221
Income tax expense	—	—	—	—	—	—	(249,016)	(249,016)
Net income from continuing operations	261,885	197,590	441,327	22,944	163,467	2,894	(497,902)	592,205
22.4    Disclosures on geographical areas
As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.
22.5    Disclosures on main customers
With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.
22.6    Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2023	169,681	210,299	828,112	783,611	5,475,787	7,467,490
Non-current assets at December 31, 2023
Investment accounted for under the equity method	—	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	—	86	148	724	—	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	—	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2022	223,148	339,940	932,558	914,187	8,300,745	10,710,578
Non-current assets at December 31, 2022
Investment accounted for under the equity method	—	20,792	15,939	17,655	—	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	—	86	158	723	—	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2021	219,648	326,287	482,765	558,002	1,275,613	2,862,315
Non-current assets at December 31, 2021
Investment accounted for under the equity method	—	8,683	15,242	15,899	—	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	—	—	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	10,020	47,195	28,713	281,046	2,352,398

Note 23    Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:
As of December 31, 2023, and 2022, are detailed as follows:

Details	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)	(9)
Proinsa Ltda.	(10)	(10)	(10)
Comercial Agrorama Ltda.	188	175	155
Isapre Norte Grande Ltda.	(147)	(130)	(121)
Almacenes y Depósitos Ltda.	662	568	305
Sacal S.A.	(3)	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(41)	(38)	(36)
Agrorama S.A.	730	666	628
SQM Vitas Fzco	(1,164)	(3,614)	(4,165)
Ajay Europe	(1,529)	(1,911)	(1,413)
SQM Oceanía Pty Ltd.	(579)	(579)	(579)
SQM Indonesia S.A.	(124)	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	—	—	372
SQM Holland B.V.	99	99	99
SQM Thailand Limited	(68)	(68)	(68)
SQM Europe	(1,983)	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,643)	(1,642)	(1,732)
Pavoni & C. Spa	(224)	(363)	(153)
SQM Colombia S.A.S.	(80)	(80)	(80)
Total	(4,921)	(8,042)	(7,913)
(b)Functional and presentation currency
The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.
(c)Reasons to use one presentation currency and a different functional currency
–A relevant portion of the revenues of these subsidiaries are associated with the local currency.
–The cost structure of these companies is affected by the local currency.

Note 24    Disclosures on the effects of fluctuations in foreign currency exchange rates
a)Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of Asset	Currency	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Cash and cash equivalents	USD	855,001	1,637,507
Cash and cash equivalents	CLP	3,425	806,106
Cash and cash equivalents	CNY	31,362	92,394
Cash and cash equivalents	EUR	11,183	14,963
Cash and cash equivalents	GBP	26	1
Cash and cash equivalents	AUD	108,883	89,602
Cash and cash equivalents	MXN	649	1,406
Cash and cash equivalents	AED	6	2
Cash and cash equivalents	JPY	899	686
Cash and cash equivalents	NOK	8	—
Cash and cash equivalents	ZAR	10,559	11,647
Cash and cash equivalents	KRW	19,364	918
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,041,369	2,655,236
Other current financial assets	USD	879,612	722,165
Other current financial assets	BRL	10	39
Other current financial assets	CLP	446,221	239,151
Subtotal other current financial assets		1,325,843	961,355
Other current non-financial assets	USD	22,092	35,237
Other current non-financial assets	AUD	4,870	9,516
Other current non-financial assets	CLF	227	259
Other current non-financial assets	CLP	85,079	85,608
Other current non-financial assets	CNY	529	56,404
Other current non-financial assets	EUR	1,304	1,046
Other current non-financial assets	COP	294	217
Other current non-financial assets	MXN	2,014	4,685
Other current non-financial assets	THB	2	2
Other current non-financial assets	JPY	2,267	158
Other current non-financial assets	ZAR	41	3,203
Other current non-financial assets	KRW	18,031	—
Subtotal other non-financial current assets		136,750	196,335
Trade and other receivables	USD	516,261	788,596
Trade and other receivables	BRL	8	22
Trade and other receivables	CLF	1,330	550
Trade and other receivables	CLP	61,146	58,412
Trade and other receivables	CNY	282,117	161,492
Trade and other receivables	EUR	25,542	36,318
Trade and other receivables	GBP	147	76
Trade and other receivables	MXN	670	889
Trade and other receivables	AED	1,467	3,116
Trade and other receivables	JPY	382	129
Trade and other receivables	AUD	2,598	1,708
Trade and other receivables	ZAR	12,295	33,361
Trade and other receivables	KRW	8	—
Trade and other receivables	COP	3,210	2,751
Subtotal trade and other receivables		907,181	1,087,420

Class of Asset	Currency	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Receivables from related parties	USD	40,236	79,331
Receivables from related parties	EUR	3,017	1,250
Receivables from related parties	AUD	—	1,041
Subtotal receivables from related parties		43,253	81,622
Current inventories	USD	1,774,594	1,784,281
Subtotal Current Inventories		1,774,594	1,784,281
Current tax assets	USD	611,841	127,068
Current tax assets	BRL	2	1
Current tax assets	CLP	3,637	2,125
Current tax assets	EUR	13,556	14,042
Current tax assets	MXN	5,216	59
Current tax assets	JPY	11	—
Current tax assets	CNY	—	77,397
Current tax assets	ZAR	29	28
Current tax assets	COP	2,741	1,481
Current tax assets	KRW	—	2,713
Subtotal current tax assets		637,033	224,914
Non-current assets or groups of assets classified as held for sale	USD	118	346
Subtotal Non-current assets or groups of assets classified as held for sale		118	346
Total current assets		5,866,141	6,991,509
Other non-current financial assets	USD	248,281	32,126
Subtotal Other non-current financial assets		248,281	32,126
Other non-current non-financial assets	USD	65,616	52,396
Other non-current non-financial assets	CNY	308,084	—
Subtotal Other non-current non-financial assets		373,700	52,396
Other receivables, non-current	USD	705	713
Other receivables, non-current	CLF	9	77
Other receivables, non-current	MXN	179	88
Other receivables, non-current	KRW	667	—
Other receivables, non-current	CLP	999	1,213
Subtotal Other receivables, non-current		2,559	2,091
Investments classified using the equity method of accounting	USD	76,532	22,959
Investments classified using the equity method of accounting	AED	2,778	19,597
Investments classified using the equity method of accounting	EUR	7,107	11,830
Subtotal Investments classified using the equity method of accounting		86,417	54,386
Intangible assets other than goodwill	USD	155,874	166,336
Subtotal intangible assets other than goodwill		155,874	166,336
Purchases goodwill, gross	USD	958	967
Subtotal Purchases goodwill, gross		958	967
Property, plant and equipment	USD	3,609,937	2,726,838
Subtotal property, plant and equipment		3,609,937	2,726,838
Right-of-use assets	USD	73,193	60,867
Subtotal Right-of-use assets		73,193	60,867
Non-current tax assets	USD	59,541	127,114
Subtotal non-current tax assets		59,541	127,114
Deferred tax assets	USD	302,236	604,471
Subtotal Deferred tax assets		302,236	604,471
Total non-current assets		4,912,696	3,827,592
Total assets		10,778,837	10,819,101

		As of December 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	773,314	462,656	1,235,970	120,652	381,922	502,574
Other current financial liabilities	CLF	20,191	338	20,529	20,094	331	20,425
Subtotal other current financial liabilities		793,505	462,994	1,256,499	140,746	382,253	522,999
Lease liabilities, current	USD	—	9,293	9,293	—	6,549	6,549
Lease liabilities, current	CLF	—	2,284	2,284	—	2,331	2,331
Lease liabilities, current	MXN	—	3,573	3,573	—	436	436
Lease liabilities, current	EUR	—	438	438	—	387	387
Lease liabilities, current	AUD	—	2,604	2,604	—	2,446	2,446
Subtotal Lease liabilities, current		—	18,192	18,192	—	12,149	12,149
Trade and other payables	USD	87,043	7,310	94,353	121,260	110	121,370
Trade and other payables	CLF	3,614	—	3,614	2,618	—	2,618
Trade and other payables	BRL	12	—	12	10	—	10
Trade and other payables	THB	4	—	4	4	—	4
Trade and other payables	CLP	227,990	52	228,042	162,470	—	162,470
Trade and other payables	CNY	28,562	—	28,562	4,757	—	4,757
Trade and other payables	EUR	52,883	6,399	59,282	56,118	564	56,682
Trade and other payables	GBP	18	—	18	18	—	18
Trade and other payables	MXN	1,499	—	1,499	802	—	802
Trade and other payables	AUD	32,439	7	32,446	24,394	—	24,394
Trade and other payables	ZAR	984	—	984	1,256	—	1,256
Trade and other payables	AED	—	—	—	72	—	72
Trade and other payables	JPY	—	—	—	—	—	—
Trade and other payables	CHF	21	—	21	32	—	32
Trade and other payables	COP	302	—	302	115	—	115
Trade and other payables	CAD	2			—	—	—
Trade and other payables	KRW	492	—	492	189	—	189
Subtotal trade and other payables		435,865	13,768	449,633	374,115	674	374,789
Trade payables due to related parties	AUD	2,346	—	2,346	—	—	—
Subtotal Trade payables due to related parties		2,346	—	2,346	—	—	—
Other current provisions	USD	384,972	6,793	391,765	1,300,878	2,051	1,302,929
Other current provisions	CLP	332	—	332	—	217	217
Other current provisions	JPY	225	—	225	—	—	—

		As of December 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Subtotal other current provisions		385,529	6,793	392,322	1,300,878	2,268	1,303,146

Current tax liabilities	USD	162,743	9,805	172,548	—	348,658	348,658
Current tax liabilities	CLP	—	513	513	—	999	999
Current tax liabilities	EUR	—	4,850	4,850	—	1,386	1,386
Current tax liabilities	MXN	—	—	—	—	5,568	5,568
Current tax liabilities	AUD	—	169	169	—	—	—
Current tax liabilities	KRW	—	5,197	5,197	—	—	—
Current tax liabilities	CNY	—	356	356	—	—	—
Subtotal current tax liabilities		162,743	20,890	183,633	—	356,611	356,611
Provisions for employee benefits, current	USD	21,575	—	21,575	25,867	8,631	34,498
Provisions for employee benefits, current	AUD	492	—	492	390	—	390
Provisions for employee benefits, current	EUR	560	—	560	385	—	385
Provisions for employee benefits, current	CLP	1,117	—	1,117	—	—	—
Provisions for employee benefits, current	MXN	202	—	202	103	—	103
Subtotal Provisions for employee benefits, current		23,946	—	23,946	26,745	8,631	35,376
Other current non-financial liabilities	USD	57,114	61,037	118,151	393,401	98	393,499
Other current non-financial liabilities	BRL	17	—	17	1	—	1
Other current non-financial liabilities	CLP	32,780	24,787	57,567	8,281	39,456	47,737
Other current non-financial liabilities	CNY	134	—	134	92	—	92
Other current non-financial liabilities	EUR	669	969	1,638	1,564	250	1,814
Other current non-financial liabilities	MXN	966	16	982	725	14	739
Other current non-financial liabilities	JPY	49	—	49	47	—	47
Other current non-financial liabilities	PEN	—	—	—	—	—	—
Other current non-financial liabilities	COP	202	—	202	250	—	250
Other current non-financial liabilities	ARS	—	—	—	26	—	26
Other current non-financial liabilities	ZAR	550	—	550	—	1	1
Other current non-financial liabilities	KRW	8,015	—	8,015	2,271	—	2,271
Subtotal other current non-financial liabilities		100,496	86,809	187,305	406,658	39,819	446,477
Total current liabilities		1,904,430	609,446	2,513,876	2,249,142	802,405	3,051,547

		As of December 31, 2023
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,963	195,833	99,685	—	2,271,326	2,816,807
Other non-current financial liabilities	CLF	—	—	—	—	396,615	396,615
Subtotal Other non-current financial liabilities		249,963	195,833	99,685	—	2,667,941	3,213,422
Non-current lease liabilities	USD	—	13,059	—	4,843	—	17,902
Non-current lease liabilities	CLP	—	—	—	21	—	21
Non-current lease liabilities	CLF	—	8,971	—	—	—	8,971
Non-current lease liabilities	MXN	—	—	—	4,235	—	4,235
Non-current lease liabilities	EUR	—	—	—	3,315	—	3,315
Non-current lease liabilities	AUD	—	—	—	22,522	—	22,522
Subtotal non-current lease liabilities		—	22,030	—	34,936	—	56,966
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	27,599	—	—	32,851	60,450
Subtotal Other non-current provisions		—	27,599	—	—	32,851	60,450
Deferred tax liabilities	USD	—	394,688	—	—	—	394,688
Subtotal Deferred tax liabilities		—	394,688	—	—	—	394,688
Provisions for employee benefits, non-current	USD	10,008	8,066	—	—	440	18,514
Provisions for employee benefits, non-current	CLP	42,813	—	—	—	—	42,813
Provisions for employee benefits, non-current	MXN	314	—	—	—	—	314
Provisions for employee benefits, non-current	AUD	—	—	—	—	91	91
Provisions for employee benefits, non-current	JPY	218	—	—	—	—	218
Provisions for employee benefits, non-current	EUR	56	—	—	—	—	56
Subtotal Provisions for employee benefits, non-current		53,409	8,066	—	—	531	62,006
Total non-current liabilities		303,372	648,216	99,685	34,936	2,701,323	3,787,532
Total liabilities							6,301,408

	As of December 31, 2022
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	—	197,521	249,531	—	1,544,654	1,991,706
Other non-current financial liabilities	CLF	—	—	—	—	402,512	402,512
Subtotal Other non-current financial liabilities		—	197,521	249,531	—	1,947,166	2,394,218
Non-current lease liabilities	USD	—	13,566	—	22,500	—	36,066
Non-current lease liabilities	CLP	—	—	—	23	—	23
Non-current lease liabilities	CLF	—	—	—	10,982	—	10,982
Non-current lease liabilities	MXN	—	—	—	1,094	—	1,094
Non-current lease liabilities	EUR	—	—	—	1,420	—	1,420
Subtotal non-current lease liabilities		—	13,566	—	36,019	—	49,585
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	3,648	—	26,200	28,205	58,053
Subtotal Other non-current provisions		—	3,648	—	26,200	28,205	58,053
Deferred tax liabilities	USD	—	289,825	—	—	—	289,825
Subtotal Deferred tax liabilities		—	289,825	—	—	—	289,825
Provisions for employee benefits, non-current	USD	34,326	—	—	—	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	—	—	—	—	540
Subtotal Provisions for employee benefits, non-current		34,866	—	—	—	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100
Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
Foreign currency exchange rate changes	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Foreign currency loss	(22,293)	(25,400)	(17,241)
Foreign currency translation reserve	3,177	(255)	4,240
Total	(19,116)	(25,655)	(13,001)
The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Note 25    Income tax and deferred taxes
Tax receivables as of December 31, 2023 and 2022, are as follows:
25.1    Current and non-current tax assets
(a)Current

Current tax assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	584,382	894
Monthly provisional income tax payments, foreign companies	26,741	96,906
Corporate tax credits (1)	1,918	653
1st category tax absorbed by tax losses (2)	1,872	169
Taxes in recovery process	22,120	126,292
Total	637,033	224,914
(b)Non-current

Non-current tax assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Non current tax receivable (see note 20.3)	59,541	127,114
Total	59,541	127,114
(1)These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.
(2)This concept corresponds to the tax loss absorptions determined by the company at the end of the year, which must be attributed to the dividends received during the year.
25.2    Current tax liabilities

Current tax liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chilean income tax	636	337,245
Specific mining tax to lithium mining (see note 20.3)	162,743	—
Foreign company income tax	20,254	19,366
Total	183,633	356,611
Income tax is calculated based on the income statements or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.
The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5.49% for mining royalties that involve operations in the Salar de Atacama and 5.00% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2023	Income tax 2022
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% +3%	21% + 3.51%
South Africa	27%	28%
South Korea	24% (2)	25%
China	25%+12% (1)	25%+12% (1)
(1)Additional tax of 12% on VAT payable.
(2)Sliding scale from 9% to 24% of taxable income.
25.3    Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of December 31, 2023

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2023	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	321,340	—
Property, plant and equipment and capitalized interest (1)	—	(240,056)
Restoration and rehabilitation provision	6,336	—
Manufacturing expenses	—	(159,879)
Employee benefits and unemployment insurance	—	(9,438)
Vacation accrual	9,373	—
Inventory provision	34,718	—
Materials provision	14,405	—
Others employee benefits	6,561	—
Research and development expenses	—	(16,046)
Bad debt provision	3,060	—
Provision for legal complaints and expenses	2,932	—
Loan acquisition expenses	—	(12,735)
Financial instruments recorded at market value	—	(52,016)
Specific tax on mining activity	—	(3,303)
Tax loss benefit	23,340	—
Other	—	(21,119)
Foreign items (other)	75	—
Balances to date	422,140	(514,592)
Net balance		(92,452)
(1)This includes right-of-use assets.

(b)Deferred tax assets and liabilities as of December 31, 2022

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	—
Property, plant and equipment and capitalized interest (1)	—	(244,560)
Restoration and rehabilitation provision	4,685	—
Manufacturing expenses	—	(139,383)
Employee benefits and unemployment insurance	—	(8,995)
Vacation accrual	7,650	—
Inventory provision	27,512	—
Materials provision	11,915	—
Others employee benefits	1,177	—
Research and development expenses	—	(12,294)
Bad debt provision	715	—
Provision for legal complaints and expenses	6,827	—
Loan acquisition expenses	—	(8,793)
Financial instruments recorded at market value	5,226	—
Specific tax on mining activity	—	(5,799)
Tax loss benefit	10,059	—
Other	2,913	—
Foreign items (other)	96	—
Balances to date	734,470	(419,824)
Net balance		314,646
(1)This item includes right-of-use assets.
Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2023 and 2022, are as follows:

Movements of deferred tax assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets	302,236	604,471
Deferred tax liabilities	(394,688)	(289,825)
Total	(92,452)	314,646

(c)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(334,355)	—	(334,355)	321,340
Property, plant and equipment and capitalized interest	(244,560)	4,504	—	4,504	(240,056)
Restoration and rehabilitation provision	4,685	1,651	—	1,651	6,336
Manufacturing expenses	(139,383)	(20,496)	—	(20,496)	(159,879)
Employee benefits and unemployment insurance	(8,995)	(2,020)	1,577	(443)	(9,438)
Vacation accrual	7,650	1,723	—	1,723	9,373
Inventory provision	27,512	7,206	—	7,206	34,718
Materials provision	11,915	2,490	—	2,490	14,405
Derivative financial instruments	—	5,047	(5,047)	—	—
Others employee benefits	1,177	5,384	—	5,384	6,561
Research and development expenses	(12,294)	(3,752)	—	(3,752)	(16,046)
Bad debt provision	715	2,345	—	2,345	3,060
Provision for legal complaints and expenses	6,827	(3,895)	—	(3,895)	2,932
Loan approval expenses	(8,793)	(3,942)	—	(3,942)	(12,735)
Financial instruments recorded at market value	5,226	—	(57,242)	(57,242)	(52,016)
Specific tax on mining activity	(5,799)	2,491	5	2,496	(3,303)
Tax loss benefit	10,059	13,281	—	13,281	23,340
Others	2,913	(24,032)	—	(24,032)	(21,119)
Foreign items (other)	96	(21)	—	(21)	75
Total temporary differences, unused losses and unused tax credits	314,646	(346,391)	(60,707)	(407,098)	(92,452)
(d)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2022

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2022	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	144,181	511,514	—	511,514	655,695
Property, plant and equipment and capitalized interest	(189,073)	(55,487)	—	(55,487)	(244,560)
Restoration and rehabilitation provision	6,567	(1,882)	—	(1,882)	4,685
Manufacturing expenses	(108,181)	(31,202)	—	(31,202)	(139,383)
Employee benefits and unemployment insurance	(7,486)	(2,779)	1,270	(1,509)	(8,995)
Vacation accrual	6,039	1,611	—	1,611	7,650
Inventory provision	20,557	6,955	—	6,955	27,512
Materials provision	10,554	1,361	—	1,361	11,915
Derivative financial instruments	—	7,172	(7,172)	—	—
Others employee benefits	929	248	—	248	1,177
Research and development expenses	(5,387)	(6,907)	—	(6,907)	(12,294)
Bad debt provision	2,708	(1,993)	—	(1,993)	715
Provision for legal complaints and expenses	334	6,493	—	6,493	6,827
Loan approval expenses	(8,967)	174	—	174	(8,793)
Financial instruments recorded at market value	5,243	—	(17)	(17)	5,226
Specific tax on mining activity	(4,545)	(1,257)	3	(1,254)	(5,799)
Tax loss benefit	8,557	1,502	—	1,502	10,059
Others	(4,274)	7,187	—	7,187	2,913
Foreign items (other)	11,828	(11,732)	—	(11,732)	96
Total temporary differences, unused losses and unused tax credits	(110,416)	430,978	(5,916)	425,062	314,646

(e)Deferred taxes related to benefits for tax losses
The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.
As of December 31, 2023, and 2022, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	16,087	10,059
Foreign	7,253	—
Total	23,340	10,059

The tax losses as of December 31, 2023, which are the basis for these deferred taxes correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA, SCM Búfalo, SQM North América Corp., SQM Holland B.V., SQM Colombia., SQM Australia Pty Ltd.
(f)Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of December 31, 2023 and 2022 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	314,646	(110,416)
Increase (decrease) in deferred taxes in income	(346,391)	430,978
Increase (decrease) deferred taxes in equity	(60,707)	(5,916)
Total	(92,452)	314,646
(g)Disclosures on income tax (expenses) benefits
Current and deferred tax (expenses) benefits are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense (1)	(1,533,809)	(2,002,564)	(279,105)
Adjustments to prior year current income tax (expense) benefit	3,449	(626)	2,326
Current income tax expense, net, total	(1,530,360)	(2,003,190)	(276,779)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	(342,363)	427,680	28,445
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(4,028)	3,298	(682)
Total deferred tax benefits, net	(346,391)	430,978	27,763
Income tax expense	(1,876,751)	(1,572,212)	(249,016)
(1) Includes a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 relating to the specific mining tax to lithium mining claims (see note 20.3).

Income tax (expenses) benefit for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(120,893)	(213,060)	(46,748)
Current income tax (expenses), domestic, net (1)	(1,409,467)	(1,790,130)	(230,031)
Current income tax expense, net, total	(1,530,360)	(2,003,190)	(276,779)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(34,014)	(21,338)	(6,679)
Current income tax (expense) benefits, domestic, net	(312,377)	452,316	34,442
Deferred tax expense, net, total	(346,391)	430,978	27,763
Income tax expense	(1,876,751)	(1,572,212)	(249,016)
(1) Includes a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 relating to the specific mining tax to lithium mining claims (see note 20.3).
________________________________________________
(h)Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2023
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(5,843)	1,582	(4,261)
Cash flow hedges	18,692	(5,047)	13,645
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	190,509	(57,242)	133,267
Total	203,358	(60,707)	142,651

	As of December 31, 2022
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(6,350)	1,273	(5,077)
Cash flow hedges	26,622	(7,172)	19,450
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	190	(17)	173
Total	20,462	(5,916)	14,546

	As of December 31, 2021
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	4,679	(142)	4,537
Cash flow hedges	(52,762)	14,246	(38,516)
Reserve for income (losses) from financial assets measured at fair value through other comprehensive income	(12,072)	3,818	(8,254)
Total	(60,155)	17,922	(42,233)
________________________________________________

(i)Explanation of the relationship between (expense) benefit for tax purposes and accounting income.
Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the consolidated income before taxes by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.
Reconciliation between the tax expense and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax (Expense) Benefit	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	2,807,018	5,486,496	841,221
Statutory income tax rate in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(757,895)	(1,481,354)	(227,130)
Net effect of royalty tax payments	(6,889)	(57,500)	(13,350)
Specific mining tax to lithium mining claims (see note 20.3)	(1,089,476)	—	—
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(1,457)	3,490	(260)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	3,509	(11,058)	(2,226)
Effect due to the difference in tax rates related to abroad subsidiaries	(24,748)	(25,053)	(5,622)
Other tax effects of reconciliation of accounting income to tax expense	205	(737)	(428)
Tax expense using the effective tax rate	(1,876,751)	(1,572,212)	(249,016)
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
(vii)China:
Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.
(viii)South Korea:
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

Note 26    Events occurred after the reporting date
26.1    Authorization of the financial statements
The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS as issued by the IASB for the year ended December 31, 2023, were approved and authorized for issuance by the Company´s Board of Directors on April 29, 2024.
26.2    Disclosures on events occurring after the reporting date
(a)     On January 13, 2024, the Company reported the stoppage of operations at the Salar de Atacama mine.

(b)    On January 15, 2024, the Company reported that operations were resumed at the Salar de Atacama mine.

(c)    On February 28, 2024, the Company reported that its Board of Directors agreed (a) to call an annual general meeting of shareholders for April 25, 2024, and (b) to call an extraordinary meeting of shareholders for Thursday, March 21, 2024, to report on (i) the status of negotiations between the Company and Codelco, as described in the Memorandum of Understanding reported as a Material Event on December 27, 2023, (ii) the measures and contracts that are expected as a result of this Memorandum of Understanding, and (iii) any other associated issues.

(d) Regarding the tax contingencies disclosed in Note 20.3, on April 5, 2024, the Santiago Court of Appeal issued a ruling in one of the Claims, the tax role case No. 312-2022, and revoked the ruling that had previously been handed down by the Tax and Customs Court of the Metropolitan Region, which upheld the public law annulment action filed by SQM Salar, corresponding to settlements for the 2017 and 2018 tax years.
Although the ruling of the Santiago Court of Appeal does not affect all other Claims, filed by the SQM Salar against the Chilean IRS, and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the tax claims by the Company's Board of Directors. Consequently, the Company recognized a tax expense adjustment amounting

US$1,089.5 million for the year ended December 31, 2023, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims.

The effect of the review of the accounting treatment did not have a significant impact on the Company's cash flows, since the amount of US$986.2 million had been fully paid by the Company into the Chilean IRS.

The Company maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the Chilean IRS itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the tax claims.

(e) On April 10, 2024, Inversiones TLC SpA, an owner of more than 10% of the SQM’s outstanding shares with voting rights, requested to summon a new extraordinary shareholder meeting to discuss and vote on the transaction contemplated in the Memorandum of Understanding signed by SQM and the National Copper Corporation (“Codelco”) dated December 27, 2023, and modified on March 20, 2024 (the “Memorandum”).

The Company’s Board of Directors agreed to summon an extraordinary shareholder meeting for 10:00 a.m. (Chile time) on Wednesday, April 24, 2024 (the “Meeting”), to discuss the transaction contemplated in the Memorandum, in particular:

a.Management report on the status of negotiations between SQM and Codelco, particularly, whether the parties have reached agreement on the terms and conditions of the contracts that are being negotiated pursuant to the conditions set in the Memorandum, including those that were mentioned at the extraordinary shareholder meeting held on March 21, 2024.

b.Management presentation on the merits, opportunities, advantages, disadvantages and risks that the partnership with Codelco could form for SQM, as well as questions and comments from the shareholders. The viewpoints expressed by shareholders shall not possess binding authority upon the management of the Company, nor shall they discharge management from its responsibilities.

c.Discussion on the legal structure under which the partnership with Codelco would be executed, according to the status of the negotiations on the date of the Meeting, and the steps and legal requirements for its approval in accordance with the regulations of the Chilean Corporations Law and the by-laws of SQM.

Without prejudice to the request of the shareholder Inversiones TLC SpA to summon a shareholder meeting to discuss the matters indicated in letters (a), (b) and (c) above, the Company’s Board of Directors agreed not to submit to shareholders the voting of the approval of the partnership with Codelco, given that: (1) up to the current date, there is neither a partnership agreement nor a final legal structure on the transaction with Codelco to be approved; and (2) should the partnership with Codelco ultimately conforms to the terms previously consulted upon with the Chilean Financial Market Commission (Comisión para el Mercado Financiero), it would be appropriate to approve such transaction by the Company’s Board of Directors and not by the shareholders, as dictated by the Chilean Financial Market Commission in the Official Letter No. 27,980 dated February 29, 2024.

(f) On December 18, 2023, together with Hancock Prospecting Pty ("Hancock"), the owner of approximately 18.4% of Azure's shares, we entered into a transaction implementation deed to acquire all outstanding shares of Azure by way of a joint scheme of arrangement for a cash price of A$3.70 per share, and a simultaneous conditional joint off-market takeover bid for a cash price of A$3.65 per share. On April 8, 2024, the Azure's shareholders approved the proposed acquisition of all outstanding shares of Azure by way of scheme of arrangement. The scheme is pending approval by the Australian Foreign Investment Review Board (FIRB) and the Australian Court and will be implemented shortly after all the approvals have been received.

(g) On March 28, 2024, the Board of Directors, agreed to recommend to the shareholders the payment of a final dividend. The dividend payment was presented for consideration and approved at the Annual General Shareholders’ Meeting held on April 25, 2024. The amount of the final dividend approved by shareholders was US$2.11386 per share. The amounts of the interim dividends previously distributed during 2023 equivalent to US$1.90047 per share were deducted from the amount of the final dividend, leaving a balance equivalent to US$0.21339 to be paid and distributed on May 16, 2024.

(h) On April 25, 2024, the Company held its 49th Annual General Shareholders’ Meeting during which several items were approved, including:

(a) Approval of the Company’s annual report, the statutory financial statements and the external auditors’ report for the year ended December 31, 2023.

(b) Appointment of PricewaterhouseCoopers Consultores, Auditores SpA as the Company’s external auditors for the period January 1 through December 31, 2024.
(c) Approval of the distribution of a final dividend as recommended by the Board of Directors and communicated as an essential fact (hecho esencial) on March 28, 2024.
(d) Election of the Board of Directors, with the following members: Gina Ocqueteau Tacchini, Antonio Gil Nievas, Gonzalo Guerrero Yamamoto, Patricio Contesse Fica, Ashely Luke Ozols, Hernán Büchi Buc, Georges de Bourguignon Arndt and Xu Tieying, with Mrs. Ocqueteau and Mr. Gil as independent directors.
(e) Approval of the remuneration structure for the Board members, and the members of the Board committees, and their expenses.

In an extraordinary Board meeting on the same day, the Board agreed to appoint Mr. Gonzalo Guerrero as Chairman of the Board and Mr. Patricio Contesse as Vice Chairman of the Board. The composition of the Board’s committees was also agreed upon at the meeting, as follows:
(a) Directors’ Committee: Gina Ocqueteau, Antonio Gil and Hernán Büchi;
(b) Corporate Governance Committee: Patricio Contesse, Hernán Büchi and Xu Tieying;
(c) Safety, Health and Environment Committee: Georges de Bourguignon, Patricio Contesse and Gonzalo Guerrero.
Management is not aware of any other significant events that occurred between December 31, 2023, and the date of issuance of these consolidated financial statements that may significantly affect them.