Form 20-F
period 2024-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2025-04-24
CIK 909037

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
For the fiscal year ended December 31, 2024
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
Series A Common Shares    142,818,904
Series B Common Shares    142,818,904
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
In this Annual Report on Form 20-F, for the year ended December 31, 2024 (this “Form 20-F”), except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.
All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2024, UF 1.00 was equivalent to US$38.55 and Ch$38,416.69 according to the Chilean Central Bank (Banco Central de Chile). As of March 31, 2025, UF 1.00 was equivalent to US$40.81 and Ch$38,894.11
The Republic of Chile is governed by a democratic government, organized in fifteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.
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

GLOSSARY
"ADR": American Depositary Receipts evidencing American depositary shares, each representing one series B common share.
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
v

“vat leaching” A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.
“waste” Rock or mineral which is not economical for metallurgical treatment.
“Weighted average age” The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2024 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2024.
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
•the impact of the public health pandemics, including communicable infections or diseases, as well as any new strain and any associated economic downturn on our future operating and financial performance;
•failure to comply to environmental laws and regulations or to meet current and future production targets;
•operational slowdowns, stoppages, or delays as a result of safety and environmental risk, including accidents and other incidents;
•changes in production capacities;
•the nature and extent of future competition in our principal markets;
•our ability to implement our capital expenditures program, including our ability to obtain financing when required;
•changes in raw material and energy prices;
•currency and interest rate fluctuations;
•risks relating to the estimation of our reserves;
•risks relating to our exports;
•changes in quality standards or technology applications;
•adverse legal, regulatory or labor disputes or proceedings;
•changes in governmental policy or regulations;
•a potential change of control of our company; and
•additional risk factors discussed below under Item 3. “Key Information—Risk Factors."

SUMMARY OF RISK FACTORS
•Our inability to extend on favorable terms our access to the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond the expiration date of our current agreements in December 2030 through the formation of the association agreement with Codelco could have a material adverse effect on our business, financial condition and results of operations.
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
•New production of lithium, iodine and potassium nitrate from current or new competitors in the markets in which we operate could adversely affect prices.
•We have a capital expenditure program that is subject to significant risks and uncertainties.
•High raw materials and energy prices could increase our production costs of sales, and energy may become unavailable at any price.
•Our reserve estimates could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.
•The growth of our lithium business depends on the growth in demand for electric vehicles using lithium-based batteries and reduced demand in the adoption of electric vehicles by consumers, including due to any reduction, elimination or discriminatory application of government subsidies, tax credits and other economic incentives for electric vehicles could materially adversely affect our business, financial condition and results of operations.
•The development of new battery technologies that use no, or significantly less, lithium, could materially and adversely impact our prospects and future revenues.
•To the extent that our competitors implement new and more efficient technologies for extraction of lithium and are able to produce lithium for a lower cost, our lithium products may not be competitively priced, which could reduce demand for our lithium products.
•Chemical and physical properties of our products could adversely affect their commercialization and changes in technology or other developments could result in preferences for substitute products.
•We are exposed to labor strikes, work stoppages, and labor liabilities that could impact our production levels and costs.
•We are subject to labor laws and regulations in Chile and in Australia and may be exposed to liabilities and potential costs for non-compliance.
•Lawsuits and arbitrations could adversely impact us.
•We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.
•Environmental laws and regulations could expose us to higher costs, liabilities, claims, failure to meet current and future production targets or cause material changes, delays or stoppages in our operations.
•The occurrence of an accident or safety incident involving employees, contractors or others can result in injuries, disabilities or loss of life, which could expose us to operational slowdowns, stoppages or delays, significant financial losses and reputational harm, as well as civil and criminal liabilities.
•Our exports pose special risks to our business and operations.
•A significant percentage of our shares are held by two principal shareholder groups, including, a competitor of the Company, which could result in risks to free competition. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.
•Our IT systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.
•Political events or financial or other crises in any region worldwide can significantly impact Chile and may unfavorably affect our operations and liquidity, including heightened tensions in international relations with China.

•Outbreaks of communicable infections or diseases, or other public health pandemics may impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.
•If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other ESG concerns, it may adversely affect our business.
•Climate change and a global transition to a low carbon economy can create physical risks, including adverse weather conditions or significant changes in weather patterns, and other risks that could adversely affect our business, operations, and result of operations.
•Currency fluctuations may have a negative effect on our financial performance.
•The National Lithium Strategy has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADRs.
•We are exposed to political risks in Chile and uncertainty surrounding the upcoming general and presidential elections.
•Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions, and changes in water rights laws and other regulations, and new legislation affecting mining licenses could affect our business, financial condition and results of operations.
•The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile.
•Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans and our operations and projects are subject to risks related to our relationships and/or agreements with local communities and laws on the rights of indigenous peoples.
•Chile has different corporate disclosure and accounting standards than in the U.S.
•Chile is located in a seismically active region.
•The price of our ADRs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate. Developments in other emerging markets could materially affect the value of our ADRs and our shares. The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADRs.
•Our share or ADR price may react negatively to future acquisitions, divestitures, associations, capital increases and investments.
•ADR holders may be unable to enforce rights under U.S. securities laws.
•If preemptive rights are unavailable for our ADR holders, their holdings may be diluted if we issue new stock.
•If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.
•Dividends and distributions to ADR holders may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADR holders.
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
Risks Relating to our Business
Our inability to extend on favorable terms our access to the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond the expiration date of our current agreements in December 2030 through the association agreement with Codelco, could have a material adverse effect on our business, financial condition and results of operations.
Our subsidiary SQM Salar SpA, formerly named SQM Salar S.A (“SQM Salar”), as leaseholder, holds exclusive and temporary leasehold rights to exploit mineral resources in the Salar de Atacama in northern Chile until December 31, 2030. The underlying properties and mineral rights are owned by Corfo, a Chilean government entity, and leased to SQM Salar pursuant to (i) a lease agreement over mining exploitation concessions with Corfo, as amended from time to time, and (ii) the Salar de Atacama project agreement with Corfo, as amended from time to time (collectively, the “SQM-Corfo Agreements”). The SQM-Corfo Agreements provide for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from the leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the mining exploitation concessions and (iii) make annual payments to the Chilean government for such concession rights. The SQM-Corfo Agreements will expire on December 31, 2030.
On May 31, 2024, SQM and Codelco, the Chilean state-owned copper mining company which had been mandated by the Chilean government to negotiate its participation in the lithium operations in the Salar de Atacama, entered into a partnership agreement which establishes the rights and obligations of the parties to form an entity for the development of mining and production activities aimed at the production of lithium, potassium and other products from the properties of Corfo in the Salar de Atacama and their subsequent marketing (directly or through its subsidiaries or representative offices). The entity is to be formed through the merger by incorporation of Codelco’s subsidiary, Minera Tarar SpA, into the Company’s subsidiary, SQM Salar, subject to the terms and conditions set forth in the partnership agreement. Minera Tarar will obtain the mineral exploitation rights in the Salar de Atacama for the period January 1, 2031 to December 31, 2060 pursuant to a lease agreement and a project agreement to be entered into with Corfo (the “Tarar-Corfo Agreements”).

The partnership agreement includes forms of several agreements and documents to be entered into by the parties prior to the completion of the transaction, including a shareholders’ agreement, a sales agreement for the sale of the Company’s properties in the Salar de Maricunga, a license to be granted by the Company to the shared entity over certain industrial property rights, the by-laws and powers of attorney of the shared entity, the manner in which the Company will contribute to SQM Salar those assets and contracts of our lithium business in the Salar de Atacama that are not currently owned by SQM Salar, and execution of the Tarar-Corfo Agreements, among others. A number of conditions precedent remain to be satisfied for the formation of the joint venture to become effective, including completion of the consultation process with the indigenous communities in the Salar de Atacama, and termination of the SEC’s investigation described under “We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business, financial condition and results of operations.” on the terms described in the partnership agreement.
Our business is substantially dependent on the exploitation rights under the SQM-Corfo Agreements, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the SQM-Corfo Agreements. For the year ended December 31, 2024, revenues related to products originating from the Salar de Atacama represented 55% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. As of December 31, 2024, only six years remain on the term of the SQM-Corfo Agreements and we had extracted approximately 52% of the total permitted accumulated extraction and sales limit of lithium under the lithium extraction and sales limits.
Our ability to continue our operations in the Salar de Atacama beyond 2030 will depend on implementing the association agreement with Codelco, which holds the exploitation rights in the Salar de Atacama from 2031 to 2060 through the Tarar-Codelco Agreements. If we are unable to implement the proposed association agreement with Codelco, we would be unable to continue extraction of lithium and potassium from the Salar de Atacama, which would have a material adverse effect on our business, financial condition and results of operations.
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
As a result of the above, the prices of our products may be subject to substantial volatility. For example, during 2024, average lithium prices decreased from US$30,467 per metric ton in 2023 to US$10,936 per metric ton during the year ended December 31, 2024. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.
Our sales could be impacted by global shipping constraints
We sell our products in more than 100 countries in the world. Our products are shipped in containers or break bulk format from the port terminals in Antofagasta, Tocopilla, Mejillones and Iquique in Chile, and Bunbury in Australia. The challenges in the global shipping industry in the recent years have led to congestion in ports, a shortage in containers, and a lack of space on ships. Because of this situation, we face a risk of potential supply chain disruptions that may adversely affect our operations and ability to deliver our products to our customers. Depending on the terms of shipments to customers, the risk of loss related to these shipping issues could fall on us. Additionally, our revenues and collections may also be adversely affected by significant increases in the cost of transportation, as a result of increases in fuel or labor costs, higher demand for logistics services, or otherwise, and transportation delays that could have a negative impact on our sales agreements and customer relationships.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.
We sell our products in more than 100 countries around the world, many of which are emerging markets. We anticipate expanding our sales in these and other emerging markets in the future. In addition, we may enter into acquisitions or joint ventures in jurisdictions in which we do not currently operate in connection with any of our businesses or new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries where we operate will depend, in part, on the general level of political stability, economic activity and policies in those countries, as well as the duration of outbreaks of infections or communicable diseases or other pandemics. Future developments in the political systems or economies of these countries, or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or the repatriation of capital, the imposition of import tariffs or other restrictions, the imposition of new environmental regulations or price controls, or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

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
Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have an investment plan for an estimated range of US$3.1 to US$3.8 billion for the years 2025-2027. The plan will allow us to expand our lithium, iodine and nitrate operations by accessing natural resources both in the Salar de Atacama and caliche deposits in Chile, and through the Mt Holland project in Western Australia (a joint venture we are developing with our partner Wesfarmers). The plan also aims to increase mining capacity while protecting the environment, reduce operating costs and increase annual production capacity to meet expected growth in those markets.
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
We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales (excluding the payments to Corfo) which was approximately 44% in 2024. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.
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
The growth of our lithium business depends upon the continued adoption by consumers of electric vehicles. Government subsidies and incentives are important for the competitiveness of electric vehicles. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may result in diminished competitiveness of the electric vehicles industry generally, and a resulting decrease in the demand for our lithium products. In January 2025, President Trump revoked the Biden administration order setting a 50% electric vehicles target for 2030 and may seek to revise environmental and auto emissions standards that encouraged electric vehicle production, which may further reduce demand for and supply of electric vehicles and, in turn, adversely affect demand for lithium products. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, financial condition and results of operations could be materially adversely affected.
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
We are exposed to labor strikes, work stoppages and labor liabilities that could impact our production levels and costs.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs. Approximately 87% of our employees are employed in Chile, of which approximately 77% were represented by 22 labor unions as of December 31, 2024. In addition, in Australia we have approximately 700 persons employed by us directly or through our Mount Holland Joint Venture. In 2024, collective bargaining agreements were renewed with 14 unions, of which 12 correspond to the SQM Iodine- Plant Nutrition Division and two to the Lithium Chile Division. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.
We are subject to labor laws and regulations in Chile and in Australia, and may be exposed to liabilities and potential costs for non-compliance.

We are subject to labor laws and regulations in the jurisdictions in which we operate, primarily Chile and in Australia, that govern, among other things, the relationship between us and our employees, and we may in the future be subject to new laws and regulations in Chile and in Australia that may expose us to additional risks and costs of non-compliance.

There have been changes and proposed changes to various labor laws in Chile which include, but are not limited to, modifications related to teleworking, inclusion of workers with disabilities, minimum wage, unemployment insurance benefits, employee and employer relationships, pensions, profit sharing, regular work hours, salary equality between men and women, collective bargaining by economic sector, and other matters. These changes may increase our labor costs as well as the cost of compliance and expose us to additional liabilities for non-compliance.

On January 29, 2025, the Chilean Congress approved reforms to the Chilean pension fund regime that would, among other things, increase the employer contributions to employee pensions from 1.5% to 8.5% of the employee’s monthly wages. While the increases are expected to be implanted gradually over a 9-year period, it could result in increased labor costs for employers.

As of December 31, 2024, we had 7,258 employees in Chile and any increase in our labor costs could have a material adverse effect on our business, financial condition and results of operations.
Lawsuits and arbitrations could adversely impact us.
We are party to a range of lawsuits and arbitrations involving different matters as described in Note 21 to our consolidated financial statements and “Item 8.A. Legal Proceedings.” Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.
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
Environmental laws and regulations could expose us to higher costs, liabilities, claims, failure to meet current and future production targets or cause material changes, delays or stoppages in our operations.
Our operations in Chile and in Australia are subject to national and local regulations relating to environmental protection. In accordance with Chilean regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for those projects and activities. The Chilean Environmental Assessment Service (Servicio de Evaluación Ambiental) or “SEA” evaluates environmental impact studies and statements submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

In accordance with Australian state and federal environmental laws and regulations, we are required to obtain environmental approvals and licenses to carry out exploration and mining activities. New projects may require federal government approval if they have, will have or are likely to have a significant impact on ‘matters of national environmental significance’. On a state level, mine developments are required to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to tenure.
Environmental regulations in Chile and in Australia have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.
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
Environmental laws and regulations may become more stringent in the future. Compliance with more stringent laws and regulations, as well as more vigorous enforcement policies or stricter interpretation of existing laws and regulations may necessitate significant capital outlays, materially affect our results of operations and business, or may cause material changes or delays in our operations and business activities. Failure to comply with applicable environmental regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial action, any of which could result in the Company incurring significant expenditures, as well as having a significant negative impact on our reputation and image.

In addition, our operations and business activities require licenses and permits from various governmental authorities, including under environmental regulations. While we believe that the Company currently has the material licenses and permits required to conduct its business and operations, there can be no assurance that the Company will be able to obtain, maintain or renew all the necessary licenses and permits which may be required to conduct its business and operations in the future. Failure to obtain, maintain or renew those licenses and permits could have a material adverse effect on our business, financial condition and results of operations. For example, in Australia, the Mt. Holland joint venture operations generate waste by-product such as tailings, that are managed by the use of tailings storage facilities (TSFs). TSFs are regulated by applicable state, federal and local environmental regulations, permits and other requirements. Compliance with these requirements may require significant expenditures and impact production and operations of the Mt. Holland joint venture.

Most of our operations are at work sites with inherent safety and environmental risks. The occurrence of an accident or safety incident involving our facilities, employees, contractors or others can result in significant damage to the facilities and surrounding communities and injuries, disabilities or even loss of life, which could expose us to operational slowdowns, stoppages or delays, significant financial losses and reputational harm, as well as civil and criminal liabilities.

Most of our operations are at work sites in Chile and Australia, with inherent safety and environmental risks. At these work sites, our employees, contractors and others are at times in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing processes and hazardous and regulated materials, in a challenging environment. The failure of the TSF operated by the Mt. Holland joint venture in Western Australia could result in severe, and in some cases, catastrophic, property and environmental damage and loss of life, due to hazardous material releases and contamination of surrounding communities ecosystems and water sources, which could endanger the neighboring communities, the local environment and the safety of workers and residents, as well as cause adverse effects to our operations, business and reputation. We are responsible for safety at our work sites, and, accordingly, we have an obligation to comply with applicable laws, including to implement effective safety policies and procedures and to provide appropriate personal protective equipment. The failure by us or others working at such sites to comply with such laws, to implement effective safety procedures, to provide necessary equipment, to protect other contractors at work sites we manage or to conduct work in a safe manner, may result in property damage, injury, disability or loss of life, which may result in investigations, claims or litigation that could result in operational slowdowns, stoppages or delays while such investigations, claims or litigation are conducted. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers and raise our operating and insurance costs. In addition, releases of hazardous materials or pollutants, or fires, explosions or other incidents, may result in environmental damages, or public safety concerns, at the facility and in the neighboring communities, and the related costs and liabilities could have a material adverse effect on our business, financial condition or results of operations.

Our safety record is critical to our reputation. For all of the foregoing reasons, if we fail to maintain adequate safety standards, we could suffer harm to our operations, business and reputation, reduced profitability or the loss of business or customers, which could have a material adverse effect on our business, financial condition and results of operations.
Our exports pose special risks to our business and operations.
Exports represent a significant portion of our net revenues, representing 96% of our net revenues for the year ended December 31, 2024. Exports expose us to risk factors beyond our control in our principal sales markets, including:
• fluctuations in exchange rates;
• deteriorating economic conditions;
• imposition of tariffs and other trade barriers, as explained below;
• exchange controls and restrictions on foreign exchange transactions;
• strikes or other events that may affect ports and transportation;
compliance with different foreign legal and regulatory regimes; and
• trade barriers.

Disruptions due to import restrictions and tariffs, other trade protection measures and import or export licensing requirements imposed by foreign countries on our products pose significant risks. Significant political or regulatory changes in the jurisdictions where we sell our products, such as those resulting from the new U.S. presidential administration, are difficult to predict, may create uncertainty and could affect our business. Increased trade protectionism worldwide could adversely affect our business. Trade barriers implemented to protect or revive their domestic industries from foreign imports may reduce demand for our products. Import restrictions, including tariff restrictions, could have a significant impact on world trade. Trade protectionism in the markets we serve may lead to an increase in the cost of exported goods, delivery time and the risks associated with exporting.

In recent years, tensions in international relations have intensified. For example, the U.S. government has implemented changes in U.S. and international trade policies. Any unfavorable governmental policies regarding international trade, such as capital controls or tariffs, as well as any renegotiation of existing trade agreements, trade retaliation or trade wars, could impact the global economy and, therefore, negatively affect our business, operating results, financial condition and cash flows. These policy pronouncements have generated significant uncertainty about the future relationship between the United States and other exporting countries, including trade policies, treaties, government regulations and tariffs, and have raised concerns about the possibility of a protracted trade war. Tension on trade and other issues remains high, and it is currently unclear what policies the current U.S. administration will implement. Protectionist developments, or the perception that they may occur, could have a significant adverse effect on global economic conditions and could significantly reduce global trade, particularly trade between the United States and other countries. Any unfavorable governmental policies regarding international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system, could affect our competitiveness and materially and adversely affect our business, operating results and financial condition. Any new tariffs, legislation or regulations to be implemented, or any renegotiation of existing trade agreements, or any retaliatory trade measures, could have an adverse effect on our business, operating results and financial condition.

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
As of March 31, 2025, two principal shareholder groups held in the aggregate 47.92% of our total outstanding shares, including 94.19% of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.
As of March 31, 2025, one principal shareholder group is Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, the “Pampa Group”), which owned approximately 25.76% of the total outstanding shares of SQM, and another principal shareholder is Tianqi Lithium Corporation (“Tianqi”), which directly and indirectly owned approximately 22.16% of the total outstanding shares of SQM.
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
During 2024, Tianqi filed a lawsuit challenging the CMF's decision that shareholder approval would not be required in connection with the formation of the new entity between SQM and Codelco. Following several lower court decisions rejecting Tianqi's claims, Tianqi filed an appeal with the Chilean Supreme Court, which rejected Tianqi's appeal.
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
However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations. For further details regarding cybersecurity, please refer to “Item 16K. Cybersecurity.”
Political events or financial or other crises in any region worldwide can significantly impact Chile and may unfavorably affect our operations and liquidity.
Chile is vulnerable to external shocks that could cause significant economic difficulties and affect growth. If Chile experiences lower than expected economic growth or a recession, it is likely that consumer demand for electricity will decrease and that some of our customers may have difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition. Financial and political events in other parts of the world could also negatively affect our business. Export trade is important to the Chilean economy generally and to our business in particular. The new presidential administration in the United States has made number of policy changes on trade, foreign relations, government regulation, immigration and other matters that differ significantly from those of the prior administration, which could have material effects on the global political and economic landscape. President Trump has imposed or threatened to impose increased tariffs on imports of most goods from Canada and Mexico, additional tariffs on imports of goods from China above currently applicable tariff rates, steel and aluminum tariffs on all countries, and tariff on imports of cars and auto parts from foreign countries, among others. These tariffs could lead to retaliatory actions by other countries, which could impact foreign trade globally. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between Chile and other countries.
We are unable to predict how government policy, in the United States, China and other trading partners or the outbreak of a trade war between trading partners may impact global economic conditions
Heightened tensions in international relations with China could result in political and economic measures against Chinese-owned companies, which may adversely impact our business, financial condition, and results of operations.
As of March 31, 2025, one of our largest shareholders is Tianqi, a Chinese company, with a 22.16% ownership interest and board representation. Recently there have been heightened tensions in international relations between the United States and Europe, on the one hand, and China. International trade disputes and President Trump’s additional tariffs on imports of goods from China above currently applicable tariff rates and other trade restrictions have affected both diplomatic and economic ties among countries. This environment could result in political and economic measures against Chinese-owned companies. Any further deterioration in the relationship between China, the United States and certain other countries may limit our ability to invest and develop projects in certain countries and adversely impact our business, financial condition, and results of operations.
Outbreaks of communicable infections or diseases, or other public health pandemics may impact the markets in which we, our customers and our suppliers operate or market and sell products and could have a material adverse effect on our operations business, financial condition and results of operations.

Disease outbreaks and other public health conditions in a region where we, our customers or our suppliers operate or market and sell products, could have a significant negative impact on our revenues, profitability and business. The extent of the negative impact would depend on various factors, including but not limited to, the duration and severity of the outbreak, government-imposed restrictions on businesses and individuals, changes in demand for our products, supply chain disruptions, and the health and safety of our employees and the communities in which we operate.
The potential impact of any future disease outbreak or public health condition on international financial markets, and the measures governments and businesses may take to control such outbreaks, cannot be predicted and are beyond our control and it is possible that any such future outbreak could adversely affect our business, financial conditions and results of operations.
If our stakeholders and other constituencies believe we fail to appropriately address sustainability and other environmental, social and governance (ESG) concerns it may adversely affect our business.
In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and deeper conversations with neighboring communities and becoming carbon neutral by 2040, and reducing water by 65% and brine extraction by 50% of our authorized limits. We also announced the goal of obtaining international certifications and participating in international sustainability indices that we consider essential for a sustainable future. Since our sustainable development plan was announced, we have participated in voluntary assessments, such as Ecovadis, CDP Certifications, Drive Sustainability, which support our sustainable development plan, such as Responsible Care from the Chilean Chemical Industries Association, Protect&Sustain from the International Fertilizer Association, Ecoports, ISO 14001, ISO 45001 and ISO 50001, and we have achieved IRMA 75 level of the same standard for our operations in the Salar de Atacama, which seeks to boost responsible mining. In 2021, the Port of Tocopilla obtained the Responsible Care certification, obtaining level 2 certification and in June 2023, the ECOSLC Foundation approved for the first time the ECOPORTS PERS Certification after validation by the independent auditor LRQA, The Netherlands. Also, during 2022, Responsible Care certification of the rectified New Victoria site was achieved. The Protect & Sustain certification applies to the operations of Coya Sur, Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla. Regarding ISO management systems, the Port of Tocopilla obtained certification in January 2022 in the ISO 14001 standard. We completed the ISO 14001 and 45001 recertification of our management systems at the Salar de Atacama and our Lithium Chemical Plant, along with the implementation of ISO 50001, as recommended by the certification body to certify our energy management system. We also obtained ISO 50001 certification for our Nueva Victoria, Coya Sur facilities. In 2023, the Port of Tocopilla was certified by EcoPorts, a leading environmental initiative for the European port sector. We participated in the Dow Jones Sustainability Indexes (DJSI) assessment and were accepted in the World, Emerging Markets, Mila and Chile indices, and were included in the Sustainability Yearbook 2024. We were evaluated in the Carbon Disclosure Project (CDP) where we received a B category climate change rating, which is above the global average (C category) and in line with the global average for the chemical industry (B- category).

While we are dedicated to our sustainability-related efforts, if we do not adequately address all relevant stakeholder concerns regarding ESG criteria, we may face opposition, which could negatively affect our reputation, delay operations or result in threats or litigation actions. If we do not maintain our reputation with key stakeholders and interest groups and effectively manage these sensitive issues, they could adversely affect our business, results of operations and financial condition.
Climate change and a global transition to a low carbon economy can create physical risks and other risks that could adversely affect our business and operations and adverse weather conditions or significant changes in weather patterns could have a material adverse impact on our results of operations.
The impact of climate change and climate change-driven responses, such as a global transition to a low carbon economy on our operations and our customers’ operations, remains uncertain, but the regulatory, market-risks associated with climate change as well as the physical effects of climate change could have an adverse effect on our operations, employees, communities, supply chain and our customers.

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
We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2024, the Chilean peso exchange rate was Ch$996.46 per U.S. dollar, while as of December 31, 2023 the Chilean peso exchange rate was Ch$877.12 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 13.6% in 2024. As of March 31, 2025, the Observed Exchange Rate was Ch$946.10 per U.S. dollar.
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
Risks Relating to Chile
The National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADRs.
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

There can be no assurance that the necessary elements of the National Lithium Strategy requiring Congressional action will be approved by the Chilean Congress. The National Lithium Strategy has created and may create uncertainty in the Chilean lithium industry. On May 31, 2024, SQM and Codelco entered into a partnership agreement which establishes the rights and obligations of the parties to form their partnership for the development of mining and production activities aimed at the production of lithium, potassium and other products from the properties of Corfo in the Salar de Atacama and their subsequent marketing (directly or through its subsidiaries or representative offices). The formation of the joint venture is subject to the satisfaction or waiver of certain conditions precedent. There can be no assurance that the conditions precedent will be satisfied or waived. Failure to consummate the formation of the new entity could adversely impact SQM’s ability to participate in the mineral exploitation in the Salar de Atacama concession beyond the expiration of the SQM-Corfo Agreements in December 2030 or to what extent the Chilean state will participate in SQM’s interest in its current Salar de Atacama mineral exploitation operations prior to the December 2030 expiration of the SQM-Corfo Agreements.

For the year ended December 31, 2024, revenues related to products originating from the Salar de Atacama represented 55% of our total consolidated revenues. Approximately 49% of our total consolidated revenues were represented by lithium products. The National Lithium Strategy has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADRs.

See “— Risks Relating to our Business — Our inability to extend on favorable terms our access to the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond the expiration date of our current agreements in December 2030 through the formation of the association agreement with Codelco could have a material adverse effect on our business, financial condition and results of operations.”

As we are a company based in Chile, we are exposed to political risks in Chile and uncertainty regarding surrounding the upcoming general and presidential elections.
Our business, financial conditions and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control. Upcoming general and presidential elections in November 2025, create heightened uncertainty regarding monetary, fiscal, tax, social and other policies. We have no control over the new government policies and cannot predict how those policies or government intervention will affect the Chilean economy or social conditions, or, directly and indirectly, our business, financial conditions and results of operations.
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
Future adverse developments in Chile, including upcoming general and presidential elections, other political events, financial or other crises, changes to policies regarding foreign exchange controls, regulations, and taxation, may impair our ability to execute our business plan and could adversely affect our growth, results of operations, and financial condition. Inflation, devaluation, social instability, and other political, economic, or diplomatic developments could also reduce our profitability. Economic and market conditions in Chilean financial and capital markets may be affected by international events, which could unfavorably affect the value of our securities.

Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.
We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the SQM-Corfo Agreements described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the constitutional convention could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.
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

The Chilean Internal Revenue Service ("SII" in its Spanish acronym) has sought to extend the specific tax on mining activities to lithium mining, which is not concessionable by law. As of December 31, 2023, SQM had paid a total of US$986.3 million for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (fiscal years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and is still subject to appeal by SQM Salar, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for fiscal years 2011 to 2022, US$162.8 million for the fiscal year 2023, and US$16.7 million for fiscal year 2024). This expense reflects the potential impact of the Santiago Court of Appeals ruling on the tax claims. As of December 31, 2024 and December 31, 2023, the Company recorded non-current tax receivables of US$59.5 million.
If the SII ultimately prevails in the pending legal proceedings or continues to assess additional taxes based on its interpretation of the application of the mining tax specific to the extraction of lithium, it could have a material adverse effect on our business, financial condition and results of operations.
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
The Atacameño Peoples Council (Consejo de Pueblos Atacameños), which represents 18 Atacameño indigenous communities, advocates for the rights, traditions, and interests of the Atacameño people, including land use, environmental protection, and economic development in the Atacama region of Chile. On December 15, 2023, we signed an agreement with Codelco and the Atacameños Indigenous Organization to include the Atacameños Indigenous Organization in discussions regarding extending lithium extraction in the Salar de Atacama beyond 2030 through an association agreement with Codelco. However, in January 2024, a disagreement within the Atacameños Peoples Council led to a blockade of the main roads to our Salar de Atacama facilities for four days by a splinter group to express their dissent towards the non-binding Memorandum of Understanding we signed with Codelco for the operation and development of lithium extraction in the Salar de Atacama from 2025 to 2060. The blockade resulted in a shutdown of operations at our Salar de Atacama facilities for one day and was quickly resolved. However, there can be no assurance that other disruptions of our operations in the Salar de Atacama or elsewhere by members of the local communities near our operations may not occur again in the future.
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
Risks Relating to the Company's Shares and ADRs:
The price of our ADRs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.
Chilean trading in the shares underlying our ADRs is conducted in Chilean pesos. The depositary for our ADRs will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADRs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADRs and any distributions to be received from the depositary will decrease.
Developments in other emerging markets could materially affect the value of our ADRs and our shares.
The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADRs and our shares.
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
The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADRs.
The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADRs and may impair the ability of a holder to sell our ADRs or to sell the shares underlying our ADRs into the Chilean market in the amount and at the price and time the holder wishes to do so.
Our share or ADR price may react negatively to future acquisitions, divestitures, capital increases and investments.
As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. We may also seek to strengthen our leadership position in our core businesses through divestitures of certain assets or stakes in subsidiaries that we believe will allow us to concentrate our efforts on our core businesses. Depending on our capital structure at the time of any acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. We may also carry out capital increases, such as the one undertaken in 2021, in order to raise capital for our capital plan. In addition, any divestitures we effect may not result in strengthening our position in our core businesses as anticipated. Any change in our financial condition could affect our results of operations and negatively impact our share or ADR price.
ADR holders may be unable to enforce rights under U.S. securities laws.
Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADR holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.
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
If preemptive rights are unavailable for our ADR holders, their holdings may be diluted if we issue new stock.
Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADRs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADRs that we will file a registration statement or that an exemption from registration will be available. Although in connection with the 2021 capital increase, we filed a registration statement that permitted holders of ADRs to exercise preemptive rights, we may, in our absolute discretion, decide not to prepare and file such a registration statement in a future capital increase. If our ADR holders were unable to exercise their preemptive rights in a future capital increase because we do not file a registration statement, the ADR depositary would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the ADR depositary is not able sell the rights, the rights would expire and have no further value and holders of ADRs would not realize any value from them. In either case, ADR holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.
If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.
We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2024. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADRs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”
Dividends and distributions to ADR holders may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions to ADR holders.
Holders of ADRs generally have the right to receive dividends and other distributions we make on Series B common shares held by the ADR custodian under the terms of the deposit agreement in proportion to the number of ADRs held as of the specified record date, after deduction of the applicable fees, taxes and expenses. Receipt of these dividends and distributions may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADR holders.
Changes in Chilean tax regulations could have adverse consequences for U.S. investors.
Cash dividends paid by the Company with respect to the shares, including the shares represented by ADRs, will be subject to a Chilean withholding tax at a rate of 35%, less the credit available for corporate tax, which must be withheld and paid by the Company (the “Withholding Tax”). The effective rate of Withholding Tax imposed on dividends attributed to earnings in 2024 of the Company and distributed during the same period was 23.90411%.
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
Global markets have been and may continue to be subjected to periods of economic uncertainty, volatility and disruption due to armed conflicts around the world. Since 2022, there has been an ongoing military conflict between Russia and Ukraine and since 2023 there have been armed conflicts in the Middle East, such as in Gaza and between Israel and Iran.
The Russia-Ukraine military conflict has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia in the past years. However, President Trump has recently made several statements signaling a shift from the previous administration approach to U.S. foreign policy regarding Ukraine, NATO and Gaza, which could have material effects on the global political and economic landscape.
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
We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and Corfo, a Chilean government entity. In 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our ADRs have traded on the NYSE under the ticker symbol “SQM” since 1993. Each ADR represents one Series B common share. We have from time to time accessed international capital markets for the issuance of additional ADRs, including our US$1.1 billion capital increase in 2021.
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
Our capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in our Lithium Chemical Plant, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant for nitrates in Coya Sur. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals.
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
In 2021, in the Salar de Atacama, we began preparing an external audit in IRMA’s rigorous responsible mining evaluation process. In February 2021, the Board approved the development cost of the Mt. Holland project in Western Australia, and our lithium carbonate production in Chile, reached an effective capacity of 120,000 metric tons. Also, in 2021, we completed a capital increase in the amount of approximately US$1.1 billion.
In November 2021, we were accepted into the Dow Jones Sustainability Chile and the Dow Jones Sustainability MILA Pacific Alliance Indices for the second year in a row.
In 2022, we completed our lithium carbonate and lithium hydroxide expansion projects in Chile, increasing production capacity to 180,000 metric tons and 30,000 metric tons, respectively. We also began the overhaul of a lithium hydroxide plant in China which will be fed with lithium sulfate from Chile. We completed phase 2 of the ISO 14001 and 45001 certification process in the Salar de Atacama and our Lithium Chemical Plant, and continued with the implementation process of ISO 50001 in the Salar de Atacama, Nueva Victoria and Coya Sur operations to support decarbonization goals associated with energy management systems. Additionally, we participated in the Dow Jones Sustainability Indices (DJSI)

assessment and were accepted into the MILA and Chile indices for the third consecutive year and were included in the Sustainability Yearbook 2023. We evaluated ourselves in Carbon Disclosure Project (CDP) where we received a category B climate change rating, which is higher than the global average (category C) and in line with the global chemicals industry average (category B-). During 2022-2023, we continued with the IRMA certification process and completed the on-site certification audit (phase 2) in the Salar de Atacama operation.
In 2023, we made significant progress in certifications and sustainability. For example, in September, we achieved a score of 75 in the IRMA standard at the Salar de Atacama, one of the most rigorous and respected sustainability standards. This score is the highest ever awarded to a lithium company worldwide. In addition, we completed the recertification of ISO 14001 and 45001 standards at the Salar de Atacama and the Lithium Chemical Plant. We obtained ISO 50001 certification (energy management system) for our operations in the northern region (SQM Iodine- Plant Nutrition Division) and began its implementation in the SQM Lithium Chile Division. Finally, we were once again accepted in the DJSI and Emerging Markets indices, and received a B- rating in the CDP water assessment. In terms of operations, we continue to expand our lithium production capacity both in Chile and abroad. In December 2023, together with Hancock Prospecting, owner of approximately 18.4% of the shares of Azure Minerals Limited ("Azure Minerals"), we entered into a transaction implementation agreement to acquire all outstanding shares of Azure Minerals through a joint scheme. Finally, at the end of 2023, we signed a non-binding Memorandum of Understanding with Codelco for the joint development of the Salar de Atacama between 2025 and 2060.

In May 2024, we completed the joint acquisition of Azure Minerals with Hancock, with each company now owning a 50% interest in Azure Minerals, whose principal asset is a 60% interest in the Andover lithium project in Western Australia, currently in the early exploration stage.

On May 31, 2024, we signed an agreement with Codelco for the joint exploitation of the Salar de Atacama between 2025 and 2060. The materialization of this agreement is subject to the fulfillment of a number of conditions precedent.

In terms of production capacity, we continued with our expansion projects for both lithium carbonate and lithium hydroxide. As a result, in 2024, our Lithium Chemical Plant reached a capacity of 210,000 metric tons of lithium carbonate, with plans to increase to 240,000 metric tons by 2026. We also continue to expand lithium hydroxide capacity to reach 100,000 metric tons by the end of 2025. During the year, we carried out a corporate reorganization, resulting in three main divisions: SQM Lithium Chile Division (lithium and potassium products from the Salar de Atacama), SQM Lithium International Division (lithium products from outside Chile), and SQM Iodine- Plant Nutrition Division (iodine and specialty plant nutrition products worldwide), with the objective of focusing, developing and strengthening each business area in order to maintain our leadership strategy in the key industries in which we operate.

Finally, in November, we held our first auction of spodumene concentrate through our SQM Lithium International Division.

Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 were as follows:

(in millions of US$)	2024	2023	2022
Capital expenditures	1,388.3	1,103.6	905.2
During 2024, we had total capital expenditures of US$1,388.3 million. Our 2024 capital expenditure was primarily related to:
•Capacity expansion projects related to the completion of the increase of our lithium carbonate production in Chile from 210,000 metric tons per year to 240,000 metric tons per year by the end of 2026 or early 2027;
•Capacity expansion of lithium hydroxide production in Chile from 40,000 metric tons per year to 100,000 metric tons per year by 2025.
•Investment in the Mt. Holland lithium project in Western Australia with completion of the Kwinana refinery by mid-2025.
•Investments in different projects for the SQM Iodine- Plant Nutrition Division, including the investment in the seawater pipeline which is currently under construction and is projected to be ready by the end of 2026, and different initiatives to increase yields in the iodine facilities.
•Investment in international exploration projects; and

•General maintenance of all production facilities, among others
During 2023, we had total capital expenditures of US$1,103.6 million. Our 2023 capital expenditure was primarily related to:
•Capacity expansion projects related to the completion of the increase of our lithium carbonate production in Chile from 180,000 metric tons per year to 210,000 metric tons per year by the end of 2024;
•Capacity expansion of lithium hydroxide production in Chile from 30,000 metric tons per year to 100,000 metric tons per year by 2025;
•Investment in the Mount Holland lithium project in Western Australia, completion of mine and concentrator capacity and construction of refinery to produce 50,000 metric tons of lithium hydroxide in 2025.
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
We believe our capital expenditures for 2025, including maintenance could reach approximately US$1.1 billion, distributed as follows: approximately US$550 million for the SQM Lithium Chile Division for continued capacity expansions at the Lithium Chemical Plant and the Salar de Atacama facilities, sustainability initiatives and increased efficiencies. Approximately US$350 million for the SQM Iodine- Plant Nutrition Division, mainly to increase the iodine production to reach approximately four thousand metric tons in the next few years, and approximately US$200 million for the SQM Lithium International Division, which includes the completion of the construction of the lithium hydroxide refining plant in Kwinana, Australia, and exploration-related investments.
We expect our capital expenditure for the 2025-2027 period to be in the range of US$3.1 to US$3.8 billion, including maintenance. This investment plan is preliminary and subject to change depending on internal and external factors (please see Risk factors- Risks related to our business- "We have an investment plan that is subject to significant risks and uncertainties" )
4.B.Business Overview
The Company
We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 100 countries through our worldwide distribution network, with 96% of our sales in 2024 derived from countries outside Chile.
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
Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Our main specialty fertilizer is potassium nitrate, which is used primarily via fertigation in high-value crops. Iodine and iodine derivatives are used in a wide range of medical, agricultural, and industrial applications as well as in human and animal nutrition products. They are mainly used in the X-ray contrast media, polarizing film and pharmaceuticals. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics. Industrial nitrates are also being used in concentrated solar power plants as a means for energy storage. Additionally, we trade other complementary fertilizers worldwide to diversify our offerings.
For the year ended December 31, 2024, we had revenues of US$4,528.8 million, gross profit of US$1,327.1 million and losses attributable to controlling interests of US$685.1 million. Our worldwide market capitalization as of December 31, 2024 was approximately US$10.2 billion.

Specialty Plant Nutrition: We offer three main types of specialty plant nutrients for fertigation, direct soil, and foliar applications: potassium nitrate, sodium nitrate, and specialty blends. We also sell other specialty fertilizers, including third-party products. These products, available in solid or liquid forms, are mainly used on high-value crops like fruit, flowers, and some vegetables. They are widely utilized in modern agricultural techniques such as hydroponics, greenhouses, and fertigation (where fertilizer is dissolved in water before irrigation).

Specialty plant nutrients offer advantages over commodity fertilizers, such as quick absorption, excellent water solubility, and low chloride content. Potassium nitrate, a key product, comes in crystalline and prill forms for various applications. Crystalline potassium nitrate suits fertigation and foliar use, while prills are ideal for direct soil application.

We market our products under the following brands: Ultrasol® (fertigation), Qrop® (soil application), Speedfol® (foliar application), and Allganic® (organic agriculture).

Sophisticated customers now seek integrated solutions rather than single products. Our offerings include customized blends and agronomic services, enhancing plant nutrition for better yields and quality. Derived from natural nitrate compounds or potassium brines, our products feature beneficial trace elements, offering advantages over synthetic fertilizers. Consequently, specialty nutrients command a premium price compared to standard fertilizers.
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
Potassium: Potassium chloride is produced from brines extracted from the Salar de Atacama. This commodity fertilizer is used to nourish various crops, including corn, rice, sugarcane, soybeans, and wheat.
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

Other Products and Services: We sell a variety of fertilizers and blends, including those we do not produce. We are the largest producer of potassium nitrate and distributor of potassium nitrate, sulfate, and chloride.
The following table shows the percentage breakdown of our revenues for 2024, 2023 and 2022 according to our product lines:

	2024	2023	2022
Specialty Plant Nutrition	21%	12%	11%
Iodine and Derivatives	21%	12%	7%
Lithium and Derivatives	49%	69%	76%
Potassium	6%	4%	4%
Industrial Chemicals	2%	2%	2%
Other	1%	0%	0%
Total	100%	100%	100%
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

Specialty Plant Nutrition
Our strategy in our specialty plant nutrition business offers smart and sustainable nutritional solutions to our customers. To that end, we seek to: (i) leverage the advantages of our specialty products over commodity-type fertilizers applied to high-value crops; (ii) selectively expand our business by increasing our sales of higher margin specialty plant nutrients based on natural potassium and nitrates, particularly soluble potassium nitrate and specialty blends; (iii) seek investment opportunities in complementary businesses to develop new products and business models to add value to our customers; (iv) develop new specialty nutrient blends produced in our blending plants that are strategically located in or near our core markets to meet specific customer needs; (v) focus primarily on markets where we can sell our plant nutrients in soluble applications to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances; (vii) supply a product with consistent quality in accordance with our customers' specific requirements. (viii) invest in research and technology to improve our process yields, reduce our production costs and maximize productivity; and (ix) maintain production flexibility to capture emerging market opportunities.
Iodine and its Derivatives
Our strategy in our iodine business is to: (i) foster demand growth and promote new uses for iodine; (ii) supply a product with consistent quality in accordance with our customers' requirements; (iii) provide excellent service to our customers through a strong distribution network; (iv) build long-term relationships with our customers; (v) invest in research and technology to increase recovery yields, lower production costs and maintain high productivity; (vi) successfully execute our investment plan to increase production capacity and ensure flexibility; and (vii) participate in iodine recycling projects through the Ajay-SQM Group ("ASG"), a joint venture with U.S.-based Ajay Chemicals Inc. ("Ajay") and reduce our production costs through improved processes and higher productivity to compete more effectively.
Lithium and its Derivatives
Our strategy in our lithium business is to: (i) strategically allocate our lithium carbonate and lithium hydroxide sales; (ii) foster demand growth and promote new uses of lithium; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity to compete more effectively; (v) supply a product with consistent quality in accordance with our customers' requirements; (vi) diversify our operations geographically and jurisdictionally; and (vii) diversify our asset base or adjust risk by acquiring new projects and interests (either alone or with joint venture partners), divesting existing projects or selling our interests in projects.
Potassium
Our strategy in our potassium business is to: (i) have the flexibility to offer products in crystallized (standard) or granular (compacted) form according to market requirements; (ii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business; and (iii) supply a product with consistent quality according to our customers' specific requirements.
Industrial Chemicals

Our strategy in our industrial chemicals business is to: (i) maintain our leadership position in the industrial nitrates market; (ii) foster demand growth in different applications, as well as explore new potential applications; (iii) position ourselves as a reliable long-term supplier to the thermal storage industry by maintaining close relationships with R&D programs and industry initiatives; (iv) reduce our production costs through improved processes and higher productivity to compete more effectively; and (v) supply a product with consistent quality in accordance with our customers' requirements.
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

During 2024, we also expanded into early exploration projects in Sweden (subject to conditions precedent), and Namibia, with similar activities as the ones being carried out in Australia.
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
We have an in-house geological exploration team that explores the area directly, identifying drilling targets and assessing new prospects. In 2021, the team has confirmed the existence of high-grade copper and gold mineralization at the Bufalo project, located 120 kilometers east of the city of Antofagasta. The Bufalo project corresponds to a district that hosts several mineralized bodies of copper, copper-gold and copper-gold-silver in which SQM has already drilled nearly 170,000 meters, using our own diamond and reverse circulation (RC) drilling machines. More than 45 projects with copper potential have also been generated, in greenfield and intermediate exploration stages, which are under study and drilling. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 2024, we have an option agreement in place with a private equity-owned mining company. We participated in the formation of a joint venture as a result of the exercise of an option agreement with a major mining company in the precious metals market.
Main Business Lines
Specialty Plant Nutrition
In 2024, specialty plant nutrients revenues increased to US$941.9 million, representing 20.8% of our total revenues for that year and a 3.1% increase from US$913.9 million in specialty plant nutrients revenues in 2023. Due to increased sales volumes, despite price decreasing by approximately 11.9% in 2024.
We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 41% of global potassium nitrate sales for all agricultural uses by volume in 2024.
The following table shows our sales volumes of and revenues from specialty plant nutrients for 2024, 2023 and 2022:

	2024	2023	2022
Sales volumes (Th. MT)	982.9	840.2	847.9
Sodium nitrate	12.5	16.7	14.4
Potassium nitrate and sodium potassium nitrate	534.0	443.5	477.4
Specialty blends(1)	276.7	243.4	218.0
Other specialty plant nutrients(2)	159.7	136.5	138.1
Total revenues (in US$millions)	941.9	913.9	1,172.3
________________________________________________
(1)Includes third party products sold pursuant to our commercial agreement.
(2)Includes trading of other specialty fertilizers.
Specialty Plant Nutrition: Market

Specialty plant nutrients serve various agricultural purposes, including fertigation for high-value crops like vegetables and fruits. These fertilizers must be highly soluble and free of impurities for modern irrigation methods such as drip and micro-sprinkler systems. Potassium nitrate stands out among these nutrients due to its chlorine-free composition, high solubility, proper pH, and lack of impurities, allowing it to command a premium price over alternatives like potassium chloride and sulfate.

Modern irrigation systems are widely used in protected crops and high-value fruit plantations like greenhouses, tunnels (for berries), and shade houses (for tomatoes). Specialty nutrients are also applied for foliar and granular soil applications in niches such as potato and tobacco production.

Specialty plant nutrients have distinct characteristics that can increase productivity and improve quality when applied to specific crops and soils. These products offer certain benefits over commodity fertilizers derived from other sources of nitrogen and potassium, such as urea and potassium chloride.

Since 1990, the international market for specialty plant nutrients has expanded at a quicker pace than the market for commodity fertilizers. Contributing factors include: (i) the adoption of new agricultural technologies like fertigation, hydroponics, and greenhouses; (ii) rising land costs and water scarcity, which have prompted farmers to enhance yields and reduce water consumption; and (iii) growing demand for higher-quality crops.

However, during 2022 and 2023, the market for agricultural soluble potassium nitrate saw a reduction in consumption by approximately 12% and 8%, respectively, due to significant price increases, adverse climate conditions, and high inflation rates. These estimates exclude locally produced and sold potassium nitrate in China and only account for net imports and exports.

Notwithstanding two consecutive years of decline, we estimate that the Specialty Plant Nutrition market experienced a favorable recovery during 2024. Excluding production and consumption within China, we estimate that the market grew by around 17%, reaching levels slightly below those observed in 2020.

Specialty Plant Nutrition: Our Products

We produce three main types of specialty plant nutrients that provide nutritional solutions for fertigation, direct soil applications and foliar fertilizers: potassium nitrate (KNO3), sodium nitrate (NaNO3) and specialty blends. We also sell other specialty fertilizers, including products produced by third parties. All of these products are used in solid or liquid form primarily on high-value crops such as fruits, flowers and some vegetables. These fertilizers are widely used in crops using modern agricultural techniques such as hydroponics, greenhouses and crops with foliar application and fertigation (in the latter case, the fertilizer is dissolved in water prior to irrigation).

Specialty plant nutrients have certain advantages over commercial fertilizers, such as fast and effective absorption (without requiring nitrification), superior water solubility, and low chloride content. One of the most important products in this business line is potassium nitrate, which is marketed in crystalline or prilled form, allowing for different application methods. Crystalline potassium nitrate products are ideal for fertigation and foliar applications, and potassium nitrate beads are suitable for direct soil applications.

Special blends are produced using our own special plant nutrients and other components in blending plants operated by us or our affiliates and related companies around the world.

We have developed brands for commercialization of our Specialty Plant Nutrition products according to the different applications and uses of our products. Our main brands are: Ultrasol® (fertigation), Qrop® (soil application), Speedfol® (foliar application) and Allganic® (organic agriculture).

The advantages of our special Ultrasol® vegetable blends include the following:
•Fully water soluble for efficient use in hydroponics, fertigation, foliar applications, and advanced agricultural techniques, reducing water usage.
•Chloride-free to prevent toxicity in chlorine-sensitive crops.
•Provides nitrogen in nitric form for faster nutrient absorption compared to urea- or ammonium-based fertilizers.

In 2024, we continued to grow sales of differentiated fertilizers such as Ultrasoline® for improved root growth and optimal nitrogen metabolism, ProP® for more efficient phosphorus absorption, and Prohydric® for more efficient fertilization and water use.
Specialty Plant Nutrition: Marketing and Customers
In 2024, we sold our specialty plant nutrients in approximately 100 countries and to more than 1,500 customers. No single customer individually accounted for at least 10% of sales in this segment during 2024. The 10 largest customers collectively accounted for approximately 25% of sales during that period. No supplier accounted for more than 10% of this business line cost of sales.

The table below shows the geographical breakdown of our revenues:

Revenues breakdown	2024	2023	2022
North America	39%	45%	42%
Europe	17%	14%	17%
Chile	12%	12%	11%
Central and South America (excluding Chile)	12%	8%	11%
Asia and Others	21%	21%	20%

We distribute our specialty plant nutrition products globally through our network of commercial offices and distributors.

We maintain inventory of our specialty plant nutrients at our commercial offices in key markets to facilitate prompt deliveries to customers. Sales are conducted through spot purchase orders or short-term contracts.

As part of our marketing strategy, we offer technical and agronomical assistance to clients. Our knowledge is based on extensive research and studies conducted by our agronomical teams in collaboration with producers worldwide. This expertise supports the development of specific formulas and hydroponic and fertigation nutritional plans, enabling us to provide informed advice.

By working closely with our customers, we identify the needs for new products and potential high-value markets. Our specialty plant nutrients are used on various crops, especially value-added ones, where they help customers increase yields and quality to achieve premium pricing.

Our customers are located in diverse regions, and as a result, we do not expect any seasonal or cyclical factors to significantly impact the sales of our specialty plant nutrients.
Specialty Plant Nutrition: Competition

The primary factors influencing competition in the sale of specialty nutrients include product quality, logistics, agronomic service expertise, and pricing.

We consider ourselves the world's largest producer of potassium nitrate for agricultural purposes. Our potassium nitrate faces indirect competition from both specialty and commodity substitutes, which some customers may opt for depending on the soil type and crops involved.

In 2024, our sales represented approximately 41% of the global agricultural potassium nitrate market by volume. In the 100% soluble potassium nitrate segment, our main competitor is Haifa Chemicals Ltd. ("Haifa") of Israel. We estimate that Haifa's sales accounted for around 22% of global agricultural potassium nitrate sales in 2024 (excluding sales by Chinese producers within the domestic Chinese market).

Kemapco, a Jordanian producer owned by Arab Potash, operates a production facility near the Port of Aqaba, Jordan. We estimate that Kemapco's sales comprised roughly 13% of global agricultural potassium nitrate sales in 2024.

ACF, another Chilean producer primarily focused on iodine production, has produced potassium nitrate from caliche ore since 2005. Additionally, several potassium nitrate manufacturers operate in China, with most of their production consumed domestically within China.
Iodine and its Derivatives
We believe that we are the world’s largest producer of iodine. In 2024, our revenues from iodine and iodine derivatives amounted to US$968.3 million, representing 21.4% of our total revenues in that year and an increase from US$892.2 million in 2023. This increase was mainly attributable to higher sales volumes than in 2023. Average iodine prices were approximately 2.3% lower in 2024 than in 2023. Our sales volumes increased approximately 11.1% in 2024. We estimate that our sales accounted for approximately 37% of global iodine sales by volume in 2024.

The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2024, 2023 and 2022:

	2024	2023	2022
Sales volumes (Th. MT)
Iodine and derivatives	14.5	13.1	12.7
Total revenues (in US$millions)	968.3	892.2	754.3
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

During 2024, X-ray contrast media was the leading application of iodine, accounting for approximately 37% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 13%; iodophors and povidone-iodine, 6%; animal nutrition, 7%; fluoride derivatives, 6%; biocides, 5%; nylon, 3%; human nutrition, 3% and other applications, 7%.

In 2024, our estimates indicate that the market experienced an upturn of approximately 7% compared to the previous year. This expansion can primarily be attributed to a series of key factors impacting various industries. First, the broader global economic recovery has led to a better-than-expected GDP in 2024, with industrial production boosting company investments, especially in India and China. Additionally, demand for contrast media has accelerated due to significant expansions and strong performance among major players in this industry, where government expenditures in healthcare and new technologies have played a key role. Finally, while high prices have slowed demand in certain sectors, such as iodophors and biocides, the decline in these applications was smaller than the growth seen in other industries, leading to a strong iodine demand.

The demand for X-ray contrast media emerged as a primary driver of growth in the iodine market. This increase is largely due to heightened healthcare expenditures, increased prevalence of chronic diseases necessitating diagnostic imaging, rising volume of CT procedures, advancements in imaging technology and demographic shift towards an aging population. The growing use of diagnostic imaging, particularly in China, Europe and the US, has significantly bolstered the demand for iodine-based contrast agents, counterbalancing some of the declines seen in other sectors.
Iodine: Our Products
We produce iodine in our Nueva Victoria plant, near Iquique, Chile, our Pedro de Valdivia plant and at the Pampa Blanca mining site, both located close to María Elena, Chile. We have a total production capacity of approximately 14,300 metric tons per year of iodine.
Through Ajay “ASG”), we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is one of the world’s leading inorganic and organic iodine derivatives producer.
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

Iodine: Marketing and Customers
In 2024, we sold our iodine products in approximately 33 countries to 131 customers, and most of our sales were exports. Two customers individually accounted for at least 10% of sales in this segment, representing approximately 33% of iodine sales. The 10 largest customers together accounted for approximately 77% of sales during this period. No supplier had an individual concentration of at least 10% of this business line's cost of sales.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2024	2023	2022
North America	16%	14%	19%
Europe	38%	41%	38%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	2%	2%
Asia and Others	43%	42%	41%

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

Iodine is produced in Chile from a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. The recycled iodine waste production comes mainly from China and Japan.

Five Chilean companies accounted for approximately 60% of total global sales of iodine in 2024, including SQM, with approximately 37%, and four other producers accounting for the remaining 23%. The other Chilean producers are S.C.M. Cosayach (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.
We estimate that eight Japanese iodine producers accounted for approximately 23% of global iodine sales in 2024, including recycled iodine.
We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2024.
Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams.
We estimate the 16% of the iodine supply comes from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.
The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies.
In 2024, our annual average iodine sales prices decreased slightly compared to 2023, reaching approximately US$67 per kilogram in 2024, from the average sales prices of approximately US$68 per kilogram observed in 2023.

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
Lithium and its Derivatives
In 2023, our revenues from lithium sales amounted to US$2,241.3 million, representing 49.5% of our total revenues and a 56.7% decrease from US$5,180.1 million in 2023, due to significantly lower average prices partially offset by higher sales volumes during the year. The average price for 2024 was approximately 64.1% lower than the average price in 2023. Our sales volumes increased approximately 20.5% in 2024.
We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 17% of the global lithium chemicals sales volumes.
The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2024, 2023 and 2022:

	2024	2023	2022
Sales volumes (Th. MT)
Lithium and derivatives	204.9	170.0	156.8
Total revenues (in US$millions)	2,241.3	5,180.1	8,152.9
Lithium: Market
The lithium market can be divided into (i) lithium minerals for direct use (a market in which SQM does not participate directly), (ii) basic lithium chemicals, which include lithium carbonate and lithium hydroxide (as well as lithium chloride, from which lithium carbonate may be made), and (iii) inorganic and organic lithium derivatives, which include numerous compounds produced from basic lithium chemicals, a market in which SQM does not participate directly.
Lithium carbonate and lithium hydroxide are used for the production of cathode material for secondary (rechargeable) batteries, due to the high electrochemical potential and low density of lithium. Batteries represent the main application for lithium, with approximately 90% of total demand, including batteries for electric vehicles, which represented approximately 70% of total demand in 2024.
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
We estimate that during 2024, demand for lithium chemicals increased by approximately 25%, exceeding 1.2 million metric tons. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products
We produce lithium carbonate at our Lithium Chemical Plant, near Antofagasta, Chile, from highly concentrated lithium chloride produced in the Salar de Atacama. The annual production capacity of our lithium carbonate plant at our Lithium Chemical Plant is approximately 210,000 metric tons per year. We believe that the technologies we use, together with the high concentrations of lithium and the characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers of lithium worldwide.
We also, produce lithium hydroxide at our Lithium Chemical Plant, which has a production capacity of 40,000 metric tons per year and we are in the process of increasing this capacity to 100,000 metric tons per year by the end of 2025. In addition, we produce lithium hydroxide from lithium sulfate at our lithium hydroxide refining plant in China. This facility has a design capacity of 20,000 metric tons per year. We have additional capacity, through toll manufacturing plants, to produce 20,000 metric tons of lithium carbonate from lithium sulfate per year. We are also developing the Mt. Holland lithium project in Australia through our joint venture with Wesfarmers. The concentrator plant is ramping up production to nameplate capacity, while the Kwinana lithium hydroxide refinery continues to advance in construction, with 95% completion by and a planned production capacity of 50,000 metric tons of lithium hydroxide (50% SQM's share).
Lithium: Marketing and Customers
In 2024, we sold our lithium products in 43 countries to approximately 218 customers, and most of our sales were to customers outside of Chile. During 2024, 93% of our sales of lithium were in Asia. Two customers accounted for at least 10% of lithium and lithium derivatives sales, representing approximately 28% of our lithium revenues in 2024. Our ten largest customers together accounted for approximately 60% of revenues. One supplier, Corfo, accounted for approximately 24% of this business line's cost of sales, mainly related to lease payments payable to Corfo under the SQM-Corfo Agreements for lithium products produced in the Salar de Atacama. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2024	2023	2022
North America	3%	3%	2%
Europe	4%	5%	5%
Chile	0%	0%	0%
Central and South America (excluding Chile)	0%	0%	0%
Asia and Others	93%	92%	93%
We sell lithium carbonate (Li2CO3) and lithium hydroxide (LiOH) through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain stocks of these products at our facilities around the world to facilitate prompt delivery to customers. Sales of lithium carbonate and lithium hydroxide are made on the basis of spot purchase orders or under supply contracts. The contracts generally specify minimum and maximum annual purchase commitments, and prices are adjusted periodically, according to the variation of price indexes established in the market.
Lithium: Competition
Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2024, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. Other relevant regions for lithium production were Brazil and Zimbabwe. With total sales of approximately 204.9 thousand metric tons of lithium carbonate and hydroxide, we believe our market share of lithium chemicals was approximately 17% in 2024. The main competitors in the lithium market with their estimated market share are: Albemarle (14%), Jiangxi Ganfeng Lithium Co (6%), Tianqi Lithium Corp. (6%) and Arcadium Lithium (4%).
Tianqi is also a significant shareholder of SQM, holding approximately 22.16% of SQM's shares as of March 31, 2025.
We believe that lithium production will continue to increase this decade, in response to an increase in demand growth.

Potassium
In 2024, our potassium chloride and potassium sulfate revenues amounted to US$270.8 million, representing 6.0% of our total revenues and a 3.0% decrease compared to 2023, due to lower prices, partially offset by higher sales volumes during the year. The average price for 2024 was approximately 24.2% lower than the average prices in 2023. Our sales volumes in 2024 were approximately 28.0% higher than sales volumes reported during 2023.
The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2024, 2023 and 2022:

	2024	2023	2022
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	695.0	543.1	480.5
Total revenues (in US$millions)	270.8	279.1	437.2
Potassium: Market

During the last decade, demand for potassium chloride and fertilizers in general has increased due to several factors, such as a growing world population, higher demand for protein-based diets, and less arable land. These factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and continue to use resources more efficiently. We estimate that global demand in 2024 reached approximately 72 million metric tons, an increase from approximately 68 million tons during 2023, primarily due to lower prices and increased availability of potassium supply from Belarus and Russia.
Studies by the International Fertilizer Association indicate that cereals account for approximately 39% of global potassium demand, including maize (17%), rice (12%), and wheat (8%). Oil crops represent 25% of global consumption, with soybeans at 13% and oil palm at 9%. Other uses make up about 36%.
Potassium: Our Product

We produce potassium chloride (KCl) by extracting brines from the Salar de Atacama, which are rich in potassium and other salts. Potassium chloride is the most used and cost-effective potassium-based fertilizer for various crops. We offer potassium chloride in two grades: standard and compacted.

Potassium is one of the three essential macronutrients required for plant development. It is suitable for fertilizing crops that can tolerate relatively high levels of chloride and those grown under conditions with sufficient rainfall or irrigation to prevent chloride accumulation in the rooting systems.

The benefits of using potassium include:
•Increased yield and quality
•Enhanced protein production
•Improved photosynthesis
•Intensified transport and storage of assimilates
•Better water efficiency

Potassium chloride is also utilized as a raw material to produce potassium nitrate and other specialty nutrient granulated blends (NPK). Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, providing us with greater flexibility and market coverage.
Potassium: Marketing and Customers
In 2024, we sold potassium chloride and potassium sulfate to approximately 729 customers in 39 countries. No single customer individually accounted for at least 10% of this segment's sales in 2024. We estimate that the 10 largest customers together accounted for approximately 35% of sales during this period . No single supplier has a concentration of at least 10% of this business line's cost of sales. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See

Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2024	2023	2022
North America	23%	24%	16%
Europe	15%	11%	6%
Chile	13%	11%	15%
Central and South America (excluding Chile)	33%	34%	41%
Asia and Others	16%	20%	22%
Potassium: Competition
We estimate that in 2024 we accounted for less than 1% of global sales of potassium chloride. Our main competitors are Uralkali, Belaruskali, Nutrien and Mosaic. In 2024, Uralkali was estimated to account for approximately 16% of global sales, Belaruskali for approximately 15%, Nutrien for approximately 15%, and Mosaic for approximately 8%.
Industrial Chemicals
In 2024, our revenues from industrial chemicals were US$78.2 million, representing approximately 1.7% of our total revenues for that year and a 55.4% decrease from US$175.2 million in 2023, as a result of lower sales volumes in this business line, which offset higher sales prices. Sales volumes in 2024 decreased 70.9% compared to sales volumes reported last year, while average prices in the business line increased 53.1% during 2024 compared to average prices reported during 2023.
The following table shows our sales volumes of industrial chemicals and total revenues for 2024, 2023 and 2022:

	2024	2023	2022
Sales volumes (Th. MT)
Industrial chemicals	52.6	180.4	147.0
Total revenues (in US$millions)	78.2	175.2	165.2
Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics and explosives, metal recycling, insulation materials, metal treatments, thermal solar and various chemical processes.

We are also experiencing a growing interest in using solar salts in thermal storage solutions related to CSP (Concentrated Solar Power) technology. Due to their proven performance, solar salts are being tested in industrial heat processes and heat waste solutions. These new applications may open new opportunities for solar salts uses in the near future, such as retrofitting coal plants.
Industrial Chemicals: Our Products

We produce and sell three industrial chemicals: sodium nitrate (NaNO3), potassium nitrate (KNO3) and potassium chloride (KCl). Sodium nitrate is used primarily in the production of glass, explosives, metal treatment, metal recycling and the production of insulation materials, adhesives, among other uses. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics, enamel industries, metal treatment and pyrotechnics. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling and in food processing, among other uses.

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
Industrial Chemicals: Marketing and Customers
In 2024, we sold our industrial nitrate products in 53 countries, to approximately 274 customers. No single customer accounted for at least 10% of this segment's sales, and the 10 largest customers together accounted for approximately 27% of this segment's revenues. No supplier accounts for more than 10% of this business line's cost of sales. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues breakdown	2024	2023	2022
North America	56%	27%	36%
Europe	24%	12%	17%
Chile	1%	1%	1%
Central and South America (excluding Chile)	10%	6%	7%
Asia and Others	9%	54%	39%

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
Industrial Chemicals: Competition

We believe that we are one of the world’s largest producers of industrial sodium nitrate and potassium nitrate. In 2024, our estimated market share by volume for industrial potassium nitrate was 32% and for industrial sodium nitrate was 29% (excluding domestic demand in China and India).

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

Our main competitors in the industrial potassium nitrate business are Haifa Chemicals, Kemapco and some Chinese producers, which we estimate had a market share of 18%, 9% and 15%, respectively, in 2024.

Producers of industrial sodium nitrate and industrial potassium nitrate compete in the marketplace based on attributes such as product quality, delivery reliability, price, and customer service. Our operation offers both products at high quality and with low cost.

In the industrial potassium chloride market, we are a relatively small producer, mainly focused on supplying regional needs.
Other Products

SQM generates revenue from the sale of third-party fertilizers (both specialty and commodity). These fertilizers are traded globally in substantial volumes and are used either as raw materials for specialty mixes or to enhance our product portfolio.

We have established capabilities in commercial management, supply, flexibility, and inventory management, enabling us to respond to the evolving fertilizer market and secure profits from these transactions.
Production Process
Our integrated production process can be classified according to our natural resources:
•caliche ore deposits, which contain nitrates, iodine and potassium;
•brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium; and
•spodumene deposits from the Mt. Holland project in Western Australia, which contain lithium.
Caliche Ore Deposits
Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2024, our mining operations were concentrated in the First Region where we mainly worked in the mining sectors Tente en el Aire, Mina Oeste, Hermosa, Mina Sur and Torcaza, and in the Second Region at the Pampa Blanca site. Operations at the El Toco mine (which is part of the Maria Elena site) and the Pedro de Valdivia site were suspended in November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs.
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
During 2024, SQM used four continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.
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
Sodium Nitrate
During 2024, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur. Crystallized sodium nitrate is processed at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate
Potassium nitrate is produced at our Coya Sur facility using a production process developed in-house. Potassium salts produced at Nueva Victoria or Coya Sur and potassium salts from the Salar de Atacama are added to our conversion plants. A chemical reaction begins, transforming sodium nitrate into potassium nitrate and creating formed sodium chloride as a by-product. Depending on the specifications of the required product, it is subjected to an adiabatic or atmospheric cooling process to obtain the required quality.
Our current potassium nitrate production capacity at Coya Sur is approximately 900,000 metric tons per year.
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
Iodine and Iodine Derivatives
During 2024, we produced iodine at our facilities at Nueva Victoria, Pedro de Valdivia and Pampa Blanca (iodide solutions). Iodine is extracted from solutions produced by leaching caliche ore.
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
Prilled iodine is tested for quality control purposes, using international standard procedures. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have been certified by TÜV-Rheinland under the ISO 9001:2015 program, providing third-party certification of our quality management system. The last recertification process was approved in November 2022, valid through March 2026.
Our total iodine production in 2024 was 13,101 metric tons predominately from our Nueva Victoria facility. We have the flexibility to adjust our production according to market conditions.
Tente en el Aire iodine plant (module 4), has a capacity of 6,000 metric tons of iodide per year and will allow us to process an additional of 1,300 m3/h of iodate solutions. The construction was completed by the end of 2024. This additional volume will requiere additional water consumption, which will be provided by the new seawater pipeline. Currently, our biggest constraint to increasing iodine production is lack of water supply. With this additional capacity of iodide production, our total current effective production capacity at our iodine plants is approximately 16,000 metric tons per year (including our capacity at the Nueva Victoria and Pedro de Valdivia iodine plants).
Additionally, the seawater pipeline with a capacity of 900 liters per second is under construction and is expected to enter into operation by the end of 2026.
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
The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the SQM-Corfo Agreements, which expire in 2030. The SQM-Corfo Agreements, as amended in January 2018, establish a total production and sales limit of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) then remaining from the originally authorized amount. See “Item 10.C. Material Contracts – SQM-Corfo Agreements.”
For the year ended December 31, 2024, revenues related to products originating from the Salar de Atacama represented 55% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the SQM-Corfo Agreements. As of December 31, 2024, only six years remain on the term of the SQM-Corfo Agreements.
Under the Chilean National Lithium Strategy announced in April 2023, the Chilean government, through Codelco, intends to participate in the lithium-related activities in the Salar de Atacama. On December 27, 2023, SQM and Codelco signed a non-binding MOU, which, among other matters, established a framework for the terms and conditions of the definitive agreements for a new entity through which SQM’s subsidiary, SQM Salar, may continue to exploit mineral resources in the Salar de Atacama until 2060. Corfo has granted to Codelco’s subsidiary, Minera Tarar, the rights to exploit the Salar de Atacama from 2031 to 2060, which will be contributed to the joint venture. If the parties are unable to agree on definitive agreements for the proposed new entity, either the Chilean government or SQM could allow the SQM-Corfo Agreements to expire in 2030 in accordance with their terms. See “Risk Factors ― The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADRs.”
Products Derived from the Salar de Atacama Brines
The variety of products that may be derived from the Salar de Atacama brines includes solutions of lithium chloride, lithium sulfate, lithium carbonate, lithium hydroxide, lithium salts, potassium chloride, potassium salts, potassium sulfate, boric acid, sodium chloride and bischofite (magnesium chloride).
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
Lithium Chloride Solution and Lithium Carbonate
The concentrated lithium chloride solution obtained during the evaporation process contains approximately 4-5% of lithium. The solution is then transported by truck to the Lithium Chemical Plant located near Antofagasta, approximately 190 kilometers southeast of the Salar de Atacama. At this plant, the solution is further purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment to customers.
The production capacity of our lithium carbonate facility at the end of 2024 was 210,000 metric tons per year.

Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the SQM-Corfo Agreements discussed above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”
Our lithium carbonate production quality assurance program has been certified by TÜV-Rheinland under ISO 9001:2015 since September 2018.
Lithium Hydroxide (from Lithium Carbonate)
Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have three lithium hydroxide plants in Chile, one of which has two production lines and the second of which came into operation at the end of July 2024. Together, they have a total production capacity of 40,000 metric tons per year. These plants are located at the lithium production chemical plant, adjacent to our lithium carbonate operations.
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
Lithium Sulfate
During the brine concentration process and if the chemistries are favorable, it is possible to obtain lithium sulfate as additional raw material. This salt mainly precipitates in the potassium carnallite and bischofite stages.
After collection, the lithium sulfate is treated in the MOP H II plant through crushing, flotation and filtration processes, obtaining wet lithium sulfate as an intermediate product. In addition, salts with high potassium content are obtained as a by-product of the process, which are treated in the adjacent SOP-H plant, allowing additional potassium chloride to be obtained.

The wet lithium sulfate is then treated at the SOP S/C plant producing dry lithium sulfate as a finished product, which is currently sent to our refining plant and different tolling facilities in China to be converted into lithium hydroxide and/or lithium carbonate.
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
Additionally, we have tolling contracts with tolling facilities in China for the refining of lithium sulfate with an additional annual capacity of 20,000 metric tons allowing the production of lithium hydroxide and/or lithium carbonate.
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
Mount Holland Spodumene Deposits
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
The project is an unincorporated joint venture in which SQM and Wesfarmers, through a wholly owned subsidiary, each holding 50% of the assets. The joint venture is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers.
The Mount Holland project focuses on the extraction and beneficiation of spodumene reserves in the Earl Grey pegmatite group. The deposit consists of a main body of thick tabular pegmatites, which become progressively narrower and branch to the south and east of the main pegmatite until the main body splits into several narrower dikes. Sporadically, isolated box rock enclaves are found within the pegmatite body.
The first ore from the pit was mined in 2022 and the concentrator started commissioning in the third quarter of 2023. First concentrate production from both circuits was achieved in the last quarter of 2023 and the first export of spodumene concentrate was in the first half of 2024. In December 2023, construction of the concentrator plant was completed and in December 2024, the refinery is under construction, with the objective of completion during 2025.
Products Derived from the Mount Holland Spodumene Deposits
Spodumene Concentrate
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
Until full commissioning of the lithium hydroxide refinery at Kwinana, the concentrate will be trucked there for commissioning and production, and will continue to be trucked to a storage facility at Bunbury, approximately 500 kilometers west of the Mt. Holland mine. At Bunbury, the product is distributed to the SQM and Wesfarmers joint venture partners to follow their individual shipping and marketing plans.

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
Other important raw materials are sodium carbonate (used for lithium carbonate production), sulfuric acid, hydrochloric acid, kerosene, sulphur, anti-caking and anti-dust agents, calcium oxide, potassium carbonate, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 44% of our cost of sales in 2024.
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
For our supply of liquefied natural gas, we maintain a five-year contract with Engie, which was executed in 2019 and some annual contracts to supply possible increases in demand. In addition, we have a supply of liquefied petroleum gas (LPG) from Lipigas at our Lithium Chemical Plant and the Salar de Atacama.
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
At Mt. Holland, different reagents are added at various points in the concentrator. Ferrosilicon is added to facilitate the gravity separation in the DMS circuit, and collector, flocculants and coagulant reagents are utilized in the flotation circuit, among others. The reagents are stored at a weatherproof storage shed on site. In the refinery, sulfuric acid and caustic soda will be delivered via pipeline, and all other reagents by truck to a designated off-loading facility for storage within the refinery.
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

Water Supply
We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. For our lithium carbonate and lithium hydroxide production processes at our Lithium Chemical Plant, in 2024 we recovered approximately 1,060,000 m3 of ultrapure water from liquid plant waste, the rest of the water required for the process was purchased from third parties and we also purchased drinking water from local utility companies.
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
We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See “Item 3.D. Risk Factors—Risks Relating to Chile—Changes in water rights laws and other regulations could affect our business, financial condition and results of operations.”. The Water Code and related regulations are subject to change, which could have a material adverse impact on our business, financial conditions and results of operations.
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
In addition, we are subject to Law No. 20,393, which establishes criminal liability for legal entities. This law was modified by Law No. 21,595 published in August 2023, which introduced additional crimes for which companies and company executives are responsible in Chile, including crimes for environmental impacts.
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
In November 2011, the Ministry of Mining enacted Law No. 20,551 that regulates the closure of mining sites and facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute became effective in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to the execution of measures to obtain the physical and chemical stability of the mining site and its facilities, as well as the protection of life, health, safety of people and the environment, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines. In 2021, approvals of the updates of the closure plan for Tocopilla and Pedro de Valdivia sites were renewed, while in 2022, approvals of the updates of the closure plans for the Salar de Atacama, Lithium Chemical Plant, Coya Sur, Nueva Victoria and Pampa Orcoma were received. Finally, during the year 2023, the update of the closure plans for the Pampa Blanca and María Elena sites was approved.
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
Since 2020, we have participated in voluntary ratings such as Ecovadis, international certifications such as Responsible Care from the Chilean Chemical Industry Association, Protect&Sustain from the International Fertilizer Association, ISO 14001, ISO 45001 and ISO 50001, and the IRMA Standard Assessment Audit, to promote responsible mining.
During 2024, the Port of Tocopilla was re-certified by Responsible Care, achieving level 1 certification. Similarly, this year, the Nueva Victoria mine was re-certified, again achieving level 1.
In terms of port environmental management, the Port of Tocopilla improved its performance in Ecoports of the Port Environmental Review System (PERS), raising its compliance percentage from 90.57 % in 2022 to 92.98 % in August 2024. In July 2024, both Coya Sur and the Port of Tocopilla achieved 100% compliance with the Clean Production Agreement (APL) Seal.
In terms of certifications and management systems, in March 2024, the Coya Sur site obtained ISO 14001 certification. Subsequently, in October 2024, the Port of Tocopilla successfully passed the Phase 1 external certification audit for ISO 45001:2018, thus advancing to the next stage of the process. In November 2024, both ISO 45001:2018 certification and ISO 14001:2015 recertification for the Port of Tocopilla were successfully completed.
Finally, in January 2025, the external follow-up audit was conducted at Coya Sur, Mine & Leach, and the Iodine Plant obtained ISO 50001:2018 certification, becoming the first iodine plant in the world to achieve this recognition.
During 2024, we continued to make progress in the SQM Lithium Chile Division's strategy of certifications and evaluations, which is why we carried out follow-up audits for ISO 9001, 14001, 45001 and 50001 certifications at the Salar de Atacama. At our Chemical Lithium Plant, we obtained certification in Chilean standard 3262 - Gender Equality and Work-Life Balance Management System, which represents a progress and complements other evaluations and sustainability standards of the Company.
In line with our sustainability objectives, during 2024, we continued working on the integration of IRMA in our processes by advancing in some cross-cutting requirements in the Lithium Chemical Plant and during 2025 we have planned the follow-up audit in Salar de Atacama with the objective of verifying the level of achievement of IRMA 75.
As a result of our participation in the DJSI assessment during 2024, we began to assess ourselves voluntarily as the Lithium Chile Division in the mining category, achieving a score of 58 points. This score gives us a consistent view of the challenges of the business to continue progressing, particularly in governance due to changes related to our division. We also completed the CDP water and climate assessment, in which we obtained a B and B- grade, respectively, and which is aligned with our sustainability plan. In addition, our decarbonization targets were validated by Science Based Targets after a robust review process. In addition, the Lithium Chile Division achieved a gold rating with Ecovadis for the first time, placing it in the 97th percentile of our industry.
Specific regulations for mining operations in Western Australia

Our Australian operations are subject to a broad range of laws and regulations imposed by local and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. The Company is also subject to other Australian federal regulations, including native title, environmental protection and biodiversity conservation, emissions reporting, the Australian Corporations Act, work health and safety, and the Competition and Consumers Act.
There are also a number of state-specific laws and regulations for projects located in Western Australia, including occupational health and safety laws, taxes (such as payroll tax and transfer duty), mining and resources rights (which includes state mining royalties), land access and indigenous rights, and environmental laws administered by different government departments.
For SQM’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state and local governments of Western Australia.

Environmental laws

Environmental laws governing the mining sector in Australia are extensive. In Australia, the government owns the land and rights to extract minerals from the land and allows parties to apply for tenure to explore or mine the land. SQM (directly or through joint ventures) has obtained the right to mining tenure from the WA government to conduct its exploration and mining operations in Australia. The Mining Act 1978 (WA) ("Mining Act of WA") and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid and expenditures are met), exploration licenses (that allow companies to explore for mineral resources on the land covered for a specified period, and to subsequently request a corresponding mining lease) and miscellaneous licenses and general purpose leases, (for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration activities.
SQM’s operations are subject to both state and federal environmental laws and regulations, which involve obtaining environmental approvals and licenses to carry out exploration and mining activities. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the "EPBC Act") is the Australian Government's central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, and heritage places. Under the EPBC Act new projects may require federal government approval if it has, will have or is likely to have a significant impact on ‘matters of national environmental significance’. The Australian Government’s Department of Climate Change, Energy, the Environment and Water manages the referral and environmental impact assessment process under the EPBC Act.
On a state level, SQM mine developments are subject to the Environmental Protection Act 1986 (WA) ("EP Act"). Under the EP Act, SQM is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to SQM’s tenure. If a proposal is likely to have a significant impact on the environment it should be referred to the Western Australia Environmental Protection Authority to determine whether an environmental impact assessment is required under Part IV of the EP Act. The Western Australian Department of Water and Environmental Regulation administers Part V of the EP Act. All polluting facilities classified as prescribed facilities (e.g., process plant and tailings storage facility, landfill, wastewater treatment plant) are required to obtain works approvals to construct and perating icenses to operate the respective facility under Part V of the EP Act.

The Western Australia Department of Energy, Mines, Industry Regulation and Safety (DEMIRS) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. DEMIRS regulates the mining industry to ensure environmental compliance and implementation of best practices in environmental management in accordance with the Mining Act of WA. All new mining projects require approval of a Mining Development and Closure Proposal by DEMIRS prior to ground disturbance. According to the Mining Act, a standalone Mine Closure Plan (MCP) must be submitted to DEMIRS to demonstrate that the mining operation is planning and progressing towards successful closure and achievement of the closure outcomes for the operation. Updated revisions of the MCP are then submitted and approved by DEMIRS, as required.
Under the Mining Rehabilitation Fund Act 2012 and associated Regulations 2013, DEMIRS administers the Mining Rehabilitation Fund (MRF), which is a pooled fund to facilitate the rehabilitation of historical abandoned mines inherited by the government. All tenement holders operating under the Mining Act of WA tenure are required to report disturbance data and contribute annually to the MRF. Closure cost liability estimates are also a component of closure planning and are required for inclusion in the financial reporting of Australian companies as per the Australian Accounting Standards Board (AASB) 137 Provisions, Contingent Liabilities and Contingent Assets.
Groundwater exploration and abstraction is regulated under the Rights in Water Irrigation Act 1914 (Western Australia), administered by the Department of Water and Environmental Regulation. The regulation requires specific license applications to assess environmental impacts including consideration of other users, sustainability of aquifers and groundwater dependent ecosystems. Purchase of water from existing water networks and infrastructure is governed by the Water Corporation under the Water Corporation Act 1995 (Western Australia), which applies to the Mt Holland mine site and Kwinana Lithium Hydroxide Plant.
The National Pollutant Inventory (NPI) is tracking pollution across Australia and ensures that the community has access to information about the emission and transfer of toxic substances which may affect them locally. There has been increasing community demand to know about toxic substances emitted to the local environment. Australian, state and territory governments have agreed to legislation called NEPM, which helps protect or manage particular aspects of the environment. Australian industries are required to monitor, measure and report their emissions under this legislation.
Mining companies in Australia are subject to the National Environmental Protection (National Pollutant Inventory) Measure 1998 as part of their environmental management obligations. This framework requires mining companies to track and report pollutant emissions on an annual basis and manage their environmental impacts in line with national standards.

Climate Change
In Australia, there are a range of climate change laws and regulations aimed at reducing greenhouse gas emissions (GHG) promoting energy efficiency, and encouraging the use of renewable energy in the mining sector. The National Greenhouse Emissions Reporting (NGER) Scheme, managed by the Clean Energy Regulator and governed by the NGER Act 2007, requires mining companies to report their GHG, energy consumption, and production data annually. Mining companies must submit detailed annual reports on their energy usage and emissions (scope 1 and 2), which are used to track national emissions and to assess the effectiveness of Australia’s climate change laws.
The Safeguard Mechanism (established under the Clean Energy Act 2011 (Cth)) applies to large emitters (i.e., facilities that emit more than a baseline of 100,000 tonnes of CO₂-equivalent per year). Large emitters are required to keep their emissions below the baseline. If they exceed their emissions limits, they must either purchase carbon credits or invest in emissions reduction projects to offset the excess. This requirement will be triggered when the Kwinana Lithium Hydroxide Refinery is in steady-state operations (entering commissioning in 2025).
New laws for climate-related risk disclosures have been introduced in 2024. The Australian Securities and Investments Commission (ASIC) will oversee compliance with the Treasury Laws Amendment (Financial Market Infrastructure and Other Measures) Bill 2024 (Cth) including amendments to the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth). The phased in approach will require Australian companies to prepare and disclose an audited sustainability report alongside their annual financial statements. The report shall be prepared in accordance with Australian Sustainability Reporting Standards (ASRS), which have been issued by the AASB (specifically AASB 2 Climate-related Disclosures) and includes information on material climate-related risks and opportunities, governance structures, risk management processes, and metrics (Scope 1, 2, and 3 GHG). This legislation aligns Australia with international standards on climate-related disclosures, such as those recommended by the Taskforce on Climate-related Financial Disclosures (TCFD) and International Financial Reporting Standards (IFRS S1 and S2).

Health and safety

DEMIRS also administers the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, "WHS Act"). The WHS Act includes personal responsibilities for company Directors or person's conducting a business or undertaking to comply with work health and safety obligations. The company has a primary duty of care to ensure the health and safety of workers while they are at work, consulting with workers about work health and safety hazards and implement a Mine Safety Management System (MSMS). The MSMS includes provisions for health monitoring, risk management, and emergency preparedness specific to mining operations. This includes ensuring the safety of workers, contractors, and the public, with a strong focus on safety training and the provision of necessary protective equipment. The legislation mandates that employers take proactive steps to eliminate, minimize, or control potential hazards that workers may face, such as exposure to toxic substances or physical dangers from mining equipment.
The Dangerous Goods Act 2004, also administered by DEMIRS, regulates the storage, handling, and transport of dangerous goods, ensuring that workers and the environment are protected from hazardous substances.
Western Australia also has laws for workers' compensation, ensuring that workers who are injured on the job receive medical benefits and compensation. The Workers' Compensation and Injury Management Act 2023, administered by WorkCover WA, provides a framework for compensating workers for work-related injuries and illnesses.

Labor and Human Rights

The Fair Work Act 2009 (Cth) and associated Regulations (2009) provide a legal framework for workplace relations in Australia. In addition to the Fair Work Act 2009, mining companies must ensure compliance with recent amendments aimed at improving worker conditions, particularly within the Fly-In, Fly-Out (FIFO) sector. Recent amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act 1984 (Cth) through the "Closing the Loopholes" and "Respect@Work" changes are being implemented progressively between 2023 and 2025.
Relevant "Closing the Loopholes" changes include (i) prohibition on discrimination against employees who have experienced family and domestic violence, (ii) "same job same pay" changes that provide employees (or their representatives) with the ability to apply for a "regulated labor hire arrangement order" to require a labor hire provider to pay its employees no less than they would be paid under the host employer’s enterprise agreement, (iii) criminal offenses for intentional wage theft (including large fines and imprisonment) and (iv) increased rights of union delegates in the workplace. The "Right to Disconnect" law was implemented in 2024 to protect workers from excessive work-related communications outside of regular working hours, ensuring they have the right to disconnect from their work without facing negative consequences.
The "Respect@Work" changes introduce an affirmative obligation on employers to eliminate (i) workplace sexual harassment, sex discrimination and sex-based harassment; (ii) conduct that amounts to subjecting a person to a hostile workplace environment on the ground of sex; and (iii) certain acts of victimization. There is a particular focus on this issue in the Western Australia mining industry in light of the state Government’s "Enough is Enough: Sexual harassment against women in the FIFO mining industry" report released in September 2022. Mining companies are obligated to implement policies that prevent harassment, provide education and training to workers, and create safe, inclusive work environments.
Other relevant federal human rights legislation includes the Age Discrimination Act 2004, Disability Discrimination Act 1992, and Racial Discrimination Act 1975. These laws are administered by the Australian Human Rights Commission, which operates under the Australian Human Rights Commission Act 1986 to fulfil Australia’s role in complying with international human rights covenants to which it is a party. Australia has agreed to implement the United Nations Guiding Principles on Business and Human Rights (“UNGPs”). By implementing the UNGPs, entities have a responsibility to respect human rights in their operations and supply chains. The Modern Slavery Act 2018 (Cth) requires Australian companies (with annual consolidated revenue of at least A$100 million) to disclose actions taken to assess and address modern slavery risks in their business and supply chains.

Indigenous Peoples

The Aboriginal Heritage Act 2021 (WA) (“AH Act”) and the Native Title Act 1993 (Cth) (“NT Act”) govern obligations relating to Aboriginal heritage and native title when undertaking activities on Australian land.
The AH Act protects and manages Aboriginal cultural heritage sites by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people). Before undertaking activities on land in Western Australia, SQM is required to survey the lands for Aboriginal cultural heritage, which includes both tangible and intangible cultural heritage. Under the AH Act, if an Aboriginal heritage site is identified, there is a regime for permits and approvals to disturb or destroy Aboriginal heritage sites. Under section 18 of the AH Act, the Minister determines whether to grant the party with tenure (over the land where Aboriginal heritage has been identified) permission to impact Aboriginal heritage sites, i.e. by undertaking mining activities.
The NT Act allows indigenous groups to seek legal recognition of their traditional rights over land and waters by providing a process to make Native Titles claims in the Federal Court of Australia. The NT Act regulates how land can be used or developed in areas where native title is claimed or exists. "Future acts" such as development or mining on native title land must undergo a process of consultation. This consultation process is a prerequisite before undertaking development activities, including exploration and mining. The Act also provides for obtaining consent from native title holders through negotiation and agreements regarding the use of land or waters and can include arrangements for land access, compensation, and other conditions related to native title.

Foreign Investment
Under the Foreign Acquisitions and Takeovers Act 2021 (Cth), foreign investment in Australian mining projects is subject to review by the Australian Foreign Investment Review Board (FIRB) to determine whether the foreign investment proposals could compromise resource security, national defense interests, or the environment. The Australian Treasurer is responsible for making a decision on whether or not to approve foreign investment proposals. Like many countries, Australia reviews foreign investment proposals on a case-by-case basis to ensure they are not contrary to the national interest. The review framework is well-established, practical, and non-discriminatory.
International Regulations
SQM operates under strict regulatory requirements in several jurisdictions, including, among others:
•EU Regulation: Under the REACH Regulation, SQM is a registrant for iodine, sodium nitrate, potassium nitrate and urea phosphate. As of 2023, SQM's subsidiaries in Europe must comply with the new EU safety data sheet format.
•Carbon Border Adjustment Mechanism (CBAM): In October 2023 the transitional phase came into force, requiring reporting of GHG emissions on imports to the EU. SQM submitted its first notification in 2024.
•Explosives Precursors: SQM participates in the implementation of Regulation (EU) 2019/1148 and has trained its personnel in Europe through an e-learning course.
•Regulations in Ecuador and Chile: In 2023, Ecuador established requirements for trade in controlled chemical substances, and SQM obtained the necessary authorizations. In Chile, regulations were published for Law No. 21,349 on fertilizers and biostimulants, applicable in 2026.
•International Transport: SQM collaborates with the International Maritime Organization (the "IMO") (Sub-Committee on Carriage of Cargoes and Containers of the IMO) on cargo and container transport regulations. In 2023, IMO updated the IMSBC Code, incorporating potassium nitrate and sodium nitrate as Group C cargoes.
Research and Development, Patents and Licenses
See “Item 5.C. Research and Development, Patents and Licenses.”
4.C.Organizational Structure
All of our principal operating subsidiaries are essentially wholly owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM

Chile S.A., which is 51% owned by us. The following is a summary of our significant subsidiaries as of December 31, 2024.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitratos S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Nueva Potasio SpA	With the SQM Salar SpA Division, SQM granted a percentage of participation to SQM Nueva Potasio SpA, thereby maintaining a 100% indirect ownership of SQM Salar SpA.	Chile	100%
SQM Salar SpA	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Potasio SpA	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Europe N.V.	Sales and distribution of products throughout the world	Belgium	100%
SQM Australia Pty	Exploration, development and production of lithium and resources in Australia.	Australia	100%
For a list of all our consolidated subsidiaries, see Note 2.5 to our consolidated financial statements.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
4.D. Property, Plant and Equipment
Mineral Reserves and Resources
Information concerning SQM's mining properties in this Form 20-F has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K. Among other things, subpart 1300 of Regulation S-K requires disclosure of Mineral Resources, in addition to Mineral Reserves, as of December 31, 2024, both in the aggregate and for each of our individually material mining properties. Our Mineral Reserves and Resources are estimated by individuals deemed Qualified Persons ("QP") according to the standards set forth in subpart 1300 of Regulation S-K.
SQM is a production stage company based on the classification of its material properties, which include Mineral Resource and Reserve estimates for development and production stage projects. See the individual property disclosures below for further details regarding the mineral rights, titles, property size, permits and other information for our significant mineral extraction properties.
Mineral Resources and Reserves are defined in subpart 1300 of Regulation S-K as follows:
•Mineral Resource: A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
•Mineral Reserve: An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a QP, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Under subpart 1300 of Regulation S-K, mineral resources may not be classified as mineral reserves unless the determination has been made by a QP that such mineral resources can be the basis of an economically viable project. The conversion of a reported Mineral Resources to Mineral Reserves should not be assumed.
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
Caliche
Geologists and mining engineers who are QPs have prepared estimates of caliche ore resources and reserves. The resource and reserve figures presented below are estimates and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized. Estimates of ore resources and reserves are based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drillholes and additional samples. Drillholes have been made at different spaced intervals suitable to defining a resource. Drill patterns begin at 400 x 400 meters and spacing is reduced to 200 x 200 meters, 100 x 100 meters, 100 x 50 meters, and 50 x 50 meters. The caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition that allows resource estimates to be made with high confidence in the continuity of the caliche bed, based on surface geological reconnaissance and analysis of samples and trenches.
Salar de Atacama
Hydrogeologists and geologists who are QPs prepare the resource and reserve estimates of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. SQM holds exploitation concessions through Corfo covering an area of 81,920 hectares, over which SQM staff have carried out geological exploitation, brine sampling and geostatistical analysis.
Mount Holland
Geologists and mining engineers who are QPs prepared the mineral resource and reserve estimation for lithium contained in pegmatites at Mount Holland. The mineral reserve has been calculated from the mine plan created from the mineral resource estimation. Wireframes for the geological domains are defined by geochemical criteria of SiO2 > 70% and Fe2O3 < 3%, which is representative of pegmatite with minimal host rock dilution as verified against geological logging.
Mining Rights
The discussion of SQM's mining rights is organized below according to the geographic location of its mining operations. SQM's caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “El Norte Grande”). From caliche ore, SQM produces products based on nitrates and iodine, and caliche also contains concentrations of potassium. SQM's mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of El Norte Grande. From these brines SQM primarily produces products based on potassium, sulfate, and lithium. SQM's lithium mining interests are located in Mount

Holland in Western Australia. SQM produces spodumene concentrate from the Mount Holland deposit and plans to produce lithium hydroxide following the commissioning of a refinery facility in Kwinana, Western Australia.
The map below shows the location of SQM's principal mining operations in Chile and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
8,000,000
7,900,000
7,800,000
7,700,000
7,600,000
7,500,000
7,400,000
7,300,000
7,200,000
7,100,000
N
W
E
S
ARICA
XV Region
PAMPA ORCOMA
IQUIQUE
I Region
NUEVA VICTORIA
TOCOPILLA
II Region
MARIA ELENA
COYA SUR
CALAMA
SALAR DE ATACAMA
PEDRO DE VALDIVIA
PAMPA BLANCA
ANTOFAGASTA
BUFALO
PLANTA QUÍMICA CARMEN
TALTAL
Republic of Chile
Chilean Antartic Territory
53°
South Pole
100 Kilometers
SQM FACILITIES - MINES
CITIES AND TOWNS
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO

MAP OF SQM'S PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:4,000,000

Date: December 31, 2024

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

The map below shows the location of SQM's principal mining operations in Australia and the mining and exploration concessions that have been granted to the Mount Holland Joint Venture.

N
WGS 84
Kalgoorlie
Southern Cross
Perth
Fremantle
Kwinana Refinery
Mine and Concentrator
Bunbury
Esperance
Albany
114°0′E
115°0′E
116°0′E
117°0′E
118°0′E
119°0′E
120°0′E
121°0′E
122°0′E
123°0′E
124°0′E
30°0′S
31°0′S
32°0′S
33°0′S
34°0′S
35°0′S
36°0′S
119°42′E
119°48′E
32°6′S
EXPLORATION LICENCE
GENERAL PURPOSE LEASE
MINING LEASE
MISCELLANEOUS LICENCE
0 1 2 mi
115°46′12″E
115°46′48″E
32°12′36″S
32°13′12″S
32°13′48″S
0 0.25 0.5 mi

Figure 2. Australia’s south-west showing the location of the Mt Holland project mine Site, concentrator and refinery; location of Mt. Holland tenements; Kwinana refinery site in Perth, Western Australia. Location coordinates longitude and latitude, respectively of (i) Mt. Holland Tenements: (119º45’0”E), (32º5’24”S); (ii) Kwinana Refinery: (115º46’12”E), (32º13’12”S).

Mining Concessions in Chile
SQM holds mining rights in Chile pursuant to mining concessions for exploration and exploitation of mining resources granted pursuant to applicable law in Chile. For a discussion of the mining concessions, see “Material Individual Properties — El Norte Grande — Mining Concessions for the Exploration and Exploitation of Caliche Ore” and “—Salar de Atacama Mining Concessions for Exploitation of Brines.”
As of December 31, 2024, approximately 99.33% of SQM’s mining interests in Chile were held pursuant to Mining Exploitation Concessions and 0.67% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 99.05% already have been granted pursuant to applicable Chilean law, and approximately 0.95% are in the process of being granted. Of the Mining Exploration Concessions, approximately 100% already have been granted pursuant to applicable Chilean law.
In 2024, we made payments of US$20.3 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the SQM-Corfo Agreements, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.
The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2024:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,717	509,628	12	2,400	2,729	512,028
Region II	8,883	2,346,364	51	16,400	8,934	2,362,764
Region III and others	455	104,621	1	100	456	104,721
Total	12,055	2,960,613	64	18,900	12,119	2,979,513
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
Mount Holland Mining Rights
The Mount Holland lithium project development envelope for the Mine and Concentrator is spread across three core mining tenements (M77/1065, M77/1066 & M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4,626 hectares. A summary map showing the main tenements is provided in Figure 2.
The majority of the project properties are currently registered in equal parts to (i) MH Gold and Montague Resources Australia Pty Ltd, both ultimately owned by Wesfarmers and (ii) SQM Australia — an affiliate of SQM. The project is a an unincorporated joint venture, of which SQM and Wesfarmers, through a wholly owned subsidiary, each holding 50% of the assets. The joint venture is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers.
Covalent is neither the registered holder nor the applicant of the project properties under the Mining Act of 1978 of WA (Mining Law).
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

	2024		2023		2022
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	54%	US$67/kg	60%	US$68/kg	63%	US$59/kg
Specialty Plant Nutrition	18%	US$958/ton	43%	US$1,088/ton	38%	US$1,383/ton
Industrial Chemicals	39%	US$1,487/ton	19%	US$971/ton	32%	US$1,124/ton
Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2024		2023		2022
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	13%	US$390/ton	21%	US$514/ton	56%	US$910/ton
Lithium and Derivatives	26%	US$10,936/ton	43%	US$30,520/ton	55%	US$52,000/ton
Summary of Mineral Reserves and Resources
The following tables summarize our estimated mineral reserves and resources as of December 31, 2024. The quantity of the mineral resources is estimated on an in-situ basis as attributable to SQM. Mineral resources are reported exclusive of mineral reserves. The quantity of the mineral reserves is estimated on a saleable product basis as attributable to SQM. The relevant technical information supporting mineral reserves and resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries (“TRS”) filed as Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5 to this Form 20-F.

Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2024(1),(2)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)
Lithium—Brines: (3), (4), (5), (6)
Salar de Atacama, Chile	68	0.20	107	0.20	175	0.20

	Amount (Mt)	Grade (Li weight %)	Amount (Mt)	Grade (Li weight %)	Amount (Mt)	Grade (Li weight %)
Lithium—Pegmatite in Situ: (7)
Mount Holland, Australia	20.0	1.56	22.3	1.37	42.2	1.46
In Stockpiles			0.6	1.01	0.6	1.01
Total	20	1.56	22.8	1.36	42.8	1.45
	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)
Potassium: (3), (4), (5), (6)
Salar de Atacama, Chile	68	2.29	107	2.16	175	2.21

	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)
Nitrate: (8), (9), (10)
El Norte Grande Caliche, Chile
Pedro de Valdivia	99	9.1	112	5.8	211	7.3
Maria Elena	94	8.1	10	6.9	104	8.0
Pampa Blanca	85	5.4			85	5.4
Nueva Victoria	781	4.5	254	5.7	1,036	4.8
Pampa Orcoma	—	—	309	6.9	309	6.9
Total	1,060	5.3	685	6.3	1,745	5.7

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (8), (9), (10)
El Norte Grande Caliche, Chile
Pedro del Valdivia	99	522	112	366	211	439
Maria Elena	94	491	10	374	104	480
Pampa Blanca	85	392			85	392
Nueva Victoria	781	303	254	366	1,036	318
Pampa Orcoma	—	—	309	413	309	413
Total	1,060	347	685	387	1,745	363
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
(7)Earl Grey deposit, Mount Holland, Australia. The Mineral Reserves reported in the table correspond to 50% attributable to SQM. The tonnage and average grade of the Mineral Reserve have been rounded to reflect the accuracy of the estimate, and figures may not match due to rounding. Indicated in-situ resources have been converted to probable reserves. Measured in-situ resources have been converted to proven Mineral Reserves. Measured in-situ resources with an iron oxide grade greater than 2.5% are considered feed ore for the Ore Sorter and have been converted to probable mineral reserves. Mining dilution has been estimated using a regularized model, with block sizes of 5m x 5m x 5m, and an additional 1.5m edge dilution is considered. The Mineral Reserve has been limited to modeled blocks with at least 50% by volume of spodumene-bearing pegmatite. The metallurgical processes are designed for a maximum nominal feed of 2 Mtpa of ore. Spodumene concentrate recovery is estimated at 75% lithium oxide in predominantly spodumene mineralization and 0% for other mineralization types (petalite and mixed spodumene and petalite). The following costs were considered for the reserve evaluation: mining cost of US$5.82/t, process cost of US$44.67/t feed to the concentrator, general costs of US$8.95/t feed to the concentrator, and logistics costs of US$42.39/t concentrate. Mining dilution was set at 5% and recovery at 95%. Estimated costs in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters result in a Mineral Reserve cut-off grade of 0.5% lithium oxide, assuming a price of US$1,200 FOB per tonne of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is derived from the long-term forecast made by Benchmark Minerals in December 2024 and was used for the reserve estimate. It does not represent an opinion or consensus on future prices by any of the partners. GeoInnova Consultores are the Qualified Person responsible for Mineral Reserves, effective December 31, 2024.
(8)El Norte Grande Caliche, Chile. The cut-off grades of the proven and probable Reserves vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. The cut-off grade comes from the Cut-off Benefit and is expressed as equivalent iodine.
(9)El Norte Grande Caliche, Chile. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 80%.
(10)The mineral reserve estimate considers a cut-off Benefit > 3.0 USD/t based on the production costs of iodine and derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected Iodine price of US$42,000 per metric ton is determined, considering the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. The QPs for Nueva Victoria and Pampa Blanca mineral reserves are Marco Fazzi, Freddy Ildefonso and Gino Slanzi.

Summary of Mineral Resources Excluding Reserves at the End of the Fiscal Year Ended December 31, 2024 (1), (2), (3)

	Measured Mineral Resource		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Concentration (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)
Lithium—Brines:(4), (5)
Salar de Atacama, Chile	2.254	0.20	1.435	0.160	3.689	0.180	1.614	0.133

	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)
Lithium—Pegamite:(6)
Mount Holland, Australia	17.1	1.30	29.1	1.34	46.2	1.32	16.7	1.17

	Amount (Vol Mm3)	Grade (K weight%)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)
Potassium:(4)t, (5)
Salar de Atacama, Chile	2.254	1.80	1.435	1.70	3.689	1.77	1.614	1.77

	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)
Nitrate: (7), (8)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	7.6	138	7.6	52	6.1
Maria Elena	21	11.1	119	10.0	140	10.2	117	7.2
Pampa Blanca	48	5.0	526	6.3	574	6.2	218	5.4
Nueva Victoria	223	3.6	41	3.6	264	3.6	49	5.3
Pampa Orcoma	—	—	18	7.4	18	7.4	—	—
Total	292	4.4	843	6.9	1,135	6.3	436	5.9

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (7), (8)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	564	138	564	52	409
Maria Elena	21	489	119	465	140	469	117	362
Pampa Blanca	48	394	526	559	574	545	218	513
Nueva Victoria	223	218	41	272	264	227	49	372
Pampa Orcoma	—	—	18	457	18	457	—	—
Total	292	267	843	530	1,135	463	436	444
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
(4)Salar de Atacama, Chile. Mineral resources are reported as in-situ and exclusive of mineral reserves, where the estimated mineral reserve without processing losses during the reported life of mine (LoM) and real declared extraction from 2024 were subtracted from the mineral resource inclusive of mineral reserves. A direct correlation between proven reserves and measured resources, as well as probable reserves and indicated resources was assumed.The QP for the Mineral Resources is Juan Becerra.
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
(6)Earl Grey deposit, Mount Holland, Australia. The declared Mineral Resources correspond to 50% attributable to SQM and are reported as exclusive of Mineral Reserves. Mineral Resource tonnage and average contained grade have been rounded to reflect estimation accuracy, and figures may not match due to rounding. Resources are reported as in situ based on a regularized 5m x 5m x 5m block model, constrained in a Resource Pit using a Lerchs-Grossman optimization algorithm, and below the current pit surface as of December 27, 2024. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a reasonable expectation that Inferred Resources within the Reserve Pit can be converted to Measured and Indicated Resources with additional drilling and exploration. There is a reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered by alternative processing methods. Resource pit optimization and economic parameters for deriving the cut-off grade include a price of US$1,300 FOB per tonne of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is the average forecast for 2026-2024 by Benchmark Minerals in December 2024 and does not represent an opinion or consensus of future prices by any of the joint venture partners. The costs used for optimization are: mining cost of US$5.82/t, process cost of US$44.67/t fed to the concentrator, general costs of US$8.95/t fed to the concentrator, and logistics costs of US$42.39/t of concentrate. Mining dilution is set at 5% and mining recovery at 95%. Royalty fees are 5%. The optimization considered for the concentrator is 75% for spodumene mineral zones, 55% for mixed spodumene and petalite mineralogy, 35% for petalite mineralogy, and 0% for other lithium minerals. Cost estimates in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters define a cut-off grade of 0.50% lithium oxide for the spodumene and mixed spodumene and petalite domains and 0.78% lithium oxide for petalite minerals. GeoInnova Consultores are the Qualified person responsible for the mineral resource estimate, effective December 31, 2024.
(7)El Norte Grande, Caliche, Chile. To calculate measured resources, SQM uses the results of the drill holes with spacing of 50 x 50 m and 100 x 100 m (RGM50 and RGM100) and a 3D block model built with Ordinary Kriging (OK). Indicated resources are calculated for areas with drill hole spacing of 100 x 100 m to 200 x 200m (RGM100 up to RGM200) and 3D block model obtained from the Inverse Distance Weighting (IDW). To evaluate measured and indicated resources, SQM applies the following criteria: Caliche thickness >2.0 m; overburden thickness < 3.0 m; barren/mineral ratio < 1.0 and Cut-off benefit > 0.1 USD/t. The mineral resource estimates were prepared by Marco Fazzi (who is the QP for these mineral resource estimates), reported using the SK 1300 Definition Standards adopted December 2018. The QPs for Nueva Victoria and Pampa Blanca mineral reserves are Marco Fazzi, Freddy Ildefonso and Gino Slanzi.
(8)El Norte Grande, Caliche, Chile. The estimate was completed using a SG of 2.1 ton/m³. Cut-off grade for equivalent iodine vary according to the targets required at the different mines. The values assigned correspond to the average of the different sectors. The mineral resources estimate considers a cut-off grade of equivalent iodine based on the production costs of iodine and its derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected iodine price of US$42,000 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates based on the respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040.
Material Individual Properties
To determine our individually material mining operations in accordance with subpart 1300 of Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of our overall business and financial condition. Such assessment included the aggregate mining operations on all of SQM mining properties, regardless of the stage of production or the type of mineral produced. Quantitative factors included, among others, mining operations’, the relative contributions of mining operations to SQM's aggregate historical and estimated revenues, cash flows, and EBITDA. Qualitative factors may include, as applicable, capital expansion plans, long-term pricing outlook, the regulatory environment and various strategic priorities. SQM has determined that, as of December 31, 2024, its individually material mines are the caliche ore mines at Nueva Victoria, Pampa Blanca and Pampa Orcoma in El Norte Grande region of Chile, the brines in the Salar de Atacama in Chile and the Mount Holland lithium project in Western Australia. SQM will update its assessment of individually material mines on an annual basis.

Information that follows relating to such individually material properties is derived from the technical report summary (TRS) relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Form 20-F. The relevant TRS for the Salar de Atacama property, the Nueva Victoria property, the Pampa Blanca property and the Pampa Orcoma property, and the Mount Holland lithium project properties are included as Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5, respectively, to this Form 20-F.
El Norte Grande Caliche, Chile
SQM's mining operations are concentrated in the First Region of Chile, where we mainly work in the mining areas of Tente en el Aire, Nueva Victoria Oeste, Hermosa and Torcaza, and in the Second Region of Chile, where we work in the mining area of Pampa Blanca.
The El Norte Grande Caliche, found in Regions I and II of northern Chile, corresponds to flat areas or “pampas”, that have been thoroughly explored. Results indicate that these prospects hold mineralization of nitrate and iodine. The area is accessible from Santiago through Route 5. The mineralization is stratiform in style, with a wide areal distribution, forming "spots" of several kilometers in extension, where mineralization thicknesses are variable. As a result of geological activity over time (volcanism, weathering, faulting) the deposits form continuous mantles. Environmental permits for mining operations, and the corresponding Environmental Qualification Resolution, grant access to the required water and electricity supply, as well as the infrastructure required for the mining operation.
Facilities
Nueva Victoria
The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, SQM uses caliche ore to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 27 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. The nitrate-rich salts are sent to Coya Sur, which is a processing plant located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include three potassium nitrate plants with a total capacity of 900,000 metric tons per year. There are also four production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 360,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for the Coya Sur operation.
Pampa Blanca
The Pampa Blanca Project mine and facilities are located in the Antofagasta Region of northern Chile. It is located 100 kilometers northeast of the city of Antofagasta, in the commune of Sierra Gorda. The property has an area of 51,201 hectares and is composed of 152 mining concessions. The Pampa Blanca Project aims to produce salts rich in iodide, iodine and nitrate from the processing of caliche, extracted from deposits rich in this mineral. The Pampa Blanca Mining Plan considers an initial extraction of caliche at a rate of 5.5 million metric tons per year between 2024-2040. For the period 2024-2040 a total extraction of 85.3 million metric tons of caliche is projected with an average grade of 392 ppm of iodine and 5.4% of nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, consists of heap leaching with fresh water or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in a chemical plant to transform it into elemental iodine in prill format. Solar energy and electricity are the main sources of energy for this operation. The Pampa Blanca Project facilities also include operation centers for the heap leaching process, iodide plant, and evaporation ponds.
Pampa Orcoma
The Pampa Orcoma Project is located in the Tarapacá Region of northern Chile. It is situated 99 kilometers to the northeast of the city of Iquique, in the community of Huara. The property covers an area of 10,296 hectares and is composed of 45 mining concessions. The Pampa Orcoma Project aims to produce iodide, iodine and nitrate-rich salts from the processing of caliche that will be extracted from deposits rich in this mineral. The Pampa Orcoma Mining Plan considers an initial extraction of caliche at a rate of 8.4 million metric tons per year during the first four years of operation, followed by an extraction rate of 20 million metric tons per year from the fifth year of operation onwards. For the 16 year of LoM, a total extraction of 287.4 million metric tons of caliche is projected with an average grade of 408 ppm iodine and 6.7% nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, involves leaching with seawater or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in chemical plants to transform it into elemental iodine in prill format. The Pampa Orcoma Project plan includes the construction of the following facilities: iodide and iodine production plants, with a capacity of 2,500 metric tons per year (of equivalent iodine), evaporation ponds to produce salts rich in nitrate at a rate of 320,325 metric tons per year and a seawater adduction pipe to meet the water needs. Solar energy and electricity are the primary sources of energy for this future operation. The development of the Pampa Orcoma Project was postponed, with no changes to the project information since December 31, 2022.
The following table provides a summary of the El Norte Grande production facilities as of December 31, 2024:

Facility	Type of Facility	Approximate Size (hectares)(1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	Industrial: 885	Potassium nitrate: 900 Crystallized nitrates: 1,200 Prilled nitrates: 360	11.32	745.4
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	Mine: 84,400 Industrial: 1,858	Iodine: 13.0	11.3	851.0
Pampa Blanca (6)	Concentrated nitrate salts and iodide production	Mine: 10,187 Industrial: 96	Iodide: 1.3	11.7	91.7
Pampa Orcoma (8)	Concentrated nitrate salts and iodine production	6,506	Iodine: 2.5	—	—
______________________________________________
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
(4)The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. During 2024, one of the intermediate products plants had a temporary closure, affecting production capacity by 400.000 Ton/year.
(5)Includes production facilities, solar evaporation ponds and leaching heaps. The total iodine production capacity includes the capacities of our Nueva Victoria and Pedro de Valdivia plants. The effective iodine capacity is 14,300 metric tons per year.
(6)The iodide production is sent to our Nueva Victoria plant to produce iodine in prilled format.
(7)Includes production facilities and nitrate solutions ponds
(8)The development of the Pampa Orcoma project was postponed, without any changes to the information reported as of December 31, 2022.

SQM directly or indirectly through subsidiaries owns, leases or holds concessions over the facilities where it carries out its operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequated for the business we conduct in them.

Extraction Yields
The following table shows certain operating data relating to each of our El Norte Grande mines for 2024, 2023 and 2022:

(in thousands, unless otherwise stated)	2024	2023	2022

Coya Sur(1)
Metric tons of crystallized nitrate produced	646	642	725

Nueva Victoria
Metric tons of ore mined	49,169	43,450	44,324
Iodine (ppm)	416	398	430
Metric tons of iodine produced(2)	13.1	13.9	12.4

Pampa Blanca
Metric tons of ore mined	5,789	5,001	746
Iodine (ppm)	461	456	440
Metric tons of iodine produced(2)	1.3	0.8	0.0
________________________________________________
(1)Includes production of finished products at Coya Sur from treatment of nitrates solutions from Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrates.
(2)Includes production of iodine in prill form from our Nueva Victoria and Pedro de Valdivia plants.
Reserves and Resources
According to SQM's experience in caliche ore extraction, the grid pattern drillholes with spacings between 50 and 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.
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
1.Caliche Thickness of ≥ 2.0 m and Overburden Thickness of ≤ 3.0 m
2.Barren / Mineral Ratio of ≤ 1.0 m and slope of ≤ 8%
3.Cut-off Benefit of ≥ 3.0 USD/t
4.Only measured and indicated resources with a valid environmental license are converted into proven and probable reserves, respectively.

Nueva Victoria—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6,7,8

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (Parts per million(ppm))	Cut-off Eq Iodine[1]	Metallurgical recovery [2]
Proven mineral reserves	781	4.5	303	250 ppm	50%-80%
Probable mineral reserves	254	5.7	366
Total mineral reserves	1,036	5.2	420
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cut-off benefit ≥ 3.0 USD/t and reported as equivalent iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤1.0 are applied.
(2)Proven Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 80%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
(3)Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(4)The units “Mt”, “kt”, “ppm” and % refer to million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(5)Mineral Reserves are based on an iodine price of US$42,000 per metric ton and a price of US$820 per metric ton for potassium-sodium nitrates. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(6)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(7)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(8)Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.
Nueva Victoria—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6

	Resources
	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Eq Iodine [5]
Measured mineral resources	223	3.6	218	200 ppm
Indicated mineral resources	41	3.6	272
Measured + Indicated mineral resources	264	3.6	226
Inferred mineral resources	49	5.3	372
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
(5)The Mineral Resource estimate considers a cut-off grade of 200 ppm for equivalent iodine, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m and. The equivalet iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Resources.

Pampa Orcoma—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6,7,8,9

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off grades[1]	Metallurgical recovery [2]
Proven mineral reserves	—	—	—	Nitrates 3.0%, Iodine 300 ppm	50%-70%
Probable mineral reserves	309	6.9	413
Total mineral reserves	309	6.9	413
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
(7)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(8)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(9)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.
Pampa Orcoma—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6,7

	Resources
	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off grade[1,2]
Measured mineral resources	—	—	—	Nitrates 3.0%, Iodine 300 ppm
Indicated mineral resources	18	7.4	457
Measured + Indicated mineral resources	18	7.4	457
Inferred mineral resources	—	—	—
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
(6)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Resources.
(7)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.

Pampa Blanca—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6,7,8

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Eq Iodine grades[1]	Metallurgical recovery [2]
Proven mineral reserves	85	5.4	392	345 ppm	50%-70%
Probable mineral reserves
Total mineral reserves	85	5.4	392
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cut-off benefit ≥ 3.0 USD/t and reported as equivalent iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤1.0 are applied.
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
(3)Mineral Reserves are stated as in-situ ore (caliche) as the point of reference.
(4)The units “Mt”, “kt”, “ppm” and % refer to million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(5)Mineral Reserves are based on an iodine price of US$42,000 per metric ton and a price of US$820 per metric ton for potassium-sodium nitrates. Mineral Reserves are also based on economic viability as demonstrated in an after-tax discounted cashflow.
(6)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Reserves.
(7)The QPs are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(8)Comparisons of total values may not match due to rounding of numbers and the differences caused by use of averaging methods.
Pampa Blanca—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20241,2,3,4,5,6

	Resources
	Amount (Mt)		Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Eq Iodine grade[1,2]
Measured mineral resources	48	5	5.0	394	250 ppm
Indicated mineral resources	526		6.3	559
Measured + Indicated mineral resources	574		6.2	545
Inferred mineral resources	218		5.4	513
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
(5)The Mineral Resource estimate considers a cut-off grade of 345 ppm for equivalent iodine, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m. The equivalent iodine cut-off grade considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi, Freddy Ildefonso and Gino Slanzi are the QPs responsible for the Mineral Resources.

The Nueva Victoria deposit's proven mineral reserves of 781 million metric tons as of December 31, 2024, increased by 387% from 201.8 million metric tons as of December 31, 2023. The Nueva Victoria probable mineral reserves of 254 million metric tons as of December 31, 2024, decreased by 48% from 529 million metric tons as of December 31, 2023. The increase in mineral reserves was driven by mine exploitation and recategorization of probable reserves in Hermosa Oeste and Franja Oeste, with a corresponding reduction in probable reserves. In 2023, no measured resources excluding reserves were reported, while in 2024 there are 223 million metric tons of measured resources. The indicated mineral resources of 41 million metric tons as of December 31, 2024, increased by 48% fron 20 million metric tons as of December 31, 2023. The Nueva Victoria inferred mineral resources of 49 million metric tons as of December 31, 2024, had no changes from the amounts as of December 31, 2023.
The Pampa Orcoma probable mineral reserves and indicated mineral resources of 309 million metric tons and 18 million metric tons as of December 31, 2024, respectively, remained unchanged from the amounts as of December 31, 2023, because there were no material changes that would modify the estimated mineral reserves.
The Pampa Blanca proven mineral reserves of 85.3 million metric tons as of December 31, 2024 increased by 282% from 30.2 million metric tons as of December 31, 2023. There were no Pampa Blanca probable mineral reserves reported as of December 31, 2024 compared to Pampa Blanca probable mineral reserves of 12.1 million metric tons as of December 31, 2023.

The proven and probable reserves shown above are the result of the evaluation of approximately 23.2% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 76.8% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2024, basic recognition of new mining properties in the Pampa Fortuna sector equivalent to 3,500 hectares was carried out. With respect to detailed explorations, in 2024, campaigns were carried out to recategorize indicated resources equivalent to 5,325 hectares in the Hermosa Oeste, Pampa Engañadora, Franja Oeste, Tea Oeste, Iris Vigia, Mina Sur and Mina Oeste sectors. An advanced exploration program is already designed for 2025, intended to cover an area of 34,350 hectares in the Toco Norte, Pampa Fortuna; Salinas; Hermosa Oeste and Franja Oeste sectors. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.
We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.
The information presented in the table with respect to the Nueva Victoria, Pampa Orcoma and Pampa Blanca mines has been validated by the following QPs:
Mr. Marco Fazzi is a Geologist with more than 25 years of experience in the underground and open pit mining operations in metallic and non-metallic deposits. Currently, he works for SQM as a Mineral Resources and Long-Term Planning Manager. He has extensive experience in exploration geology, mineral control geology, geological modeling and resource and reserve estimation management. Mr. Fazzi is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 287 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with Law No. 20,235 that regulates the role of QPs and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for QPs") and its current regulation in Chile.
Mr. Freddy Ildefonso is a Geologist, and has been a Qualified Person, as defined in subpart 1300 of regulation S-K and is registered under No. 386 of the public Registry of Qualified Persons in Mining Resources and Reserves, in accordance with the law of QPs and its current regulation in Chile since 2019. He has more than 23 years of experience working in metallic (Copper and Gold) and non-metallic (Nitrate, Iodine and Borates) deposits in the areas of exploration geology, quality control, geological modeling, production geology and management of estimation and reporting of resources and reserves. He currently works as superintendent of Geosciences at SQM, leading areas of mining resources and long-term planning.
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

Mining Concessions for the Exploration and Exploitation of Caliche Ore.
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

As of December 31, 2024, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites was approximately 557,710 hectares, excluding future expansions. We have not requested additional mining rights.
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
The geology of the Salar de Atacama is characterized by sedimentary, evaporite, igneous and volcanic rocks from the Paleozoic to the Holocene eras, as well as recent unconsolidated clastic deposits and evaporitic sequences. The salt flat itself resides in a tectonic basin of recent compressive-transpressive behavior and is bounded by high angle reverse and strike-slip faults. The Salar de Atacama surface is constituted by recent evaporitic deposits, where over time the process of evaporation has precipitated salts, and surficial clastic sediments are found mainly along the salt flat margins. The salt crust is mainly composed of halite, sulfates, and occasional organic matter, with alluvial facies in the peripheral zones.

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
Our Lithium Chemical Plant site is located approximately 20 kilometers east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 210,000 tons per year, and the lithium hydroxide plant, with a production capacity of 40,000 tons per year. Lithium chloride (LiCl) solution is concentrated and purified in the lithium chemical plants through stages of contaminant removal (specifically boron, magnesium and calcium content) and conversion reaction to produce: technical grade lithium carbonate; battery grade lithium carbonate; technical grade lithium hydroxide; and battery grade lithium hydroxide. Electricity and natural gas are the main sources of energy for the operations of our Lithium Chemical Plant.
The following table provides a summary of the capacity of the Salar de Atacama production facilities as of December 31, 2024:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Salar de Atacama	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Lithium sulfate: 90 Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	13.73	1,785.7
Lithium Chemical Plant, Antofagasta	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 210 Lithium hydroxide: 40	3.81	1,495.8
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

Extraction Yields
The following table shows certain operating data relating to each of our Salar de Atacama operations for 2024, 2023 and 2022:

(in thousands, unless otherwise stated)	2024	2023	2022
Salar de Atacama (1)
Metric tons of potassium chloride, potassium sulfate and potassium salts produced	924.9	1,208	984
Metric tons of dry lithium sulfate produced	53.5	51.1	18.9
Lithium Chemical Plant (1)
Metric tons of lithium carbonate produced	179.6	165.5	152.5
________________________________________________
(1)Lithium carbonate is produced from concentrated lithium chloride solution obtained at the Salar de Atacama and processed at our Lithium Chemical Plant near Antofagasta. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnallites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.
Reserves and Resources
The mineral reserve was estimated for potassium and lithium dissolved in brines of the Salar de Atacama considering modifying factors for converting mineral resources to mineral reserves, including the production wellfield design and efficiency, pumping scheme, and recovery factors for lithium and potassium. The projected future brine extraction was simulated using a flow and solute transport model. Numerical modeling was supported by a detailed calibration process and hydrogeological, geological, and hydrochemical data within the exploitation concessions. Based on the current SQM production wellfield, which corresponds to the effective date of mineral resource and reserve declaration that is most representative of 2024, we estimate that the proven and probable reserves of lithium and potassium are as follows:
Salar de Atacama—Summary of Mineral Reserves, Considering Process Recoveries (Effective December 31, 2024)(1),(2),(3),(4),(5),(6)

	Brine Volume (Million cubic meters)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)	Metallurgical recovery (%)
Lithium
Proven mineral reserves (Years 1-2)	68	0.08	0.20	0.05	52
Probable mineral reserves (Years 3-6)	107	0.14	0.20	0.05	52
Total mineral reserves	175	0.22	0.20	0.05	52
Potassium
Proven mineral reserves (Years 1-2)	68	1.42	2.31	1.00	74
Probable mineral reserves (Years 3-6)	107	2.12	2.16	1.00	74
Total mineral reserves	175	3.54	2.24	1.00	74
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

(6)This reserve estimate considers the modifying factors of converting mineral resources to mineral reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the SQM-Corfo Agreements in 2030 (end of LoM). The QP for the Mineral Reserves is Rodrigo Riquelme.
Production well locations are based on the Measured and Indicated Resource zones. Due to the mixing of brines over time, hydrogeological processes, and pumping effects, the mineral reserve was classified based on time:
•Proven Reserves were specified for the first two years of the simulation given that the model is adequately calibrated to the 2015-2020 period, and the initial portion of the projected simulation has higher confidence due to less expected short-term changes in pumping, conceptual hydraulic parameters, and the water balance, among other factors.
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
Complementing the reserve information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the SQM-Corfo Agreements (December 31, 2030). Considering the authorized maximum net brine production rates under RCA 226/06 and voluntary reduction plan announced by SQM, which is characterized by a reduction in future pumping from 1,166 L/s to 822 L/s during the 6-year LoM, a total of approximately 175 million cubic meters of brine will be extracted from the producing wells (considering process recoveries), corresponding to 0.22 million metric tons of lithium.
The lithium and potassium resource were classified into three categories (Measured, Indicated, Inferred) according to the amount of information from the hydrogeological units, as well as geostatistical criteria. Hydrogeological knowledge was prioritized as the first classification criterion based on exploration, monitoring, and historical production data, while geostatistical variables were used as a secondary criterion. We estimate that our lithium and potassium resources as of December 31, 2020, which we also consider as an adequate representation of December 31, 2024, are as follows:
Salar de Atacama—Summary of Mineral Resources, Exclusive of Mineral Reserves (Effective December 31, 2024) (1),(2),(3),(4),(5),(6),(7)

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
Because both lithium and potassium are extracted from the same brines from the Salar de Atacama, the following discussion of changes in mineral reserves and resources in the Salar de Atacama apply to both lithium and potassium. The Salar de Atacama brine proven mineral reserves of 68 million cubic meters at December 31, 2024 decreased by 35% from 104 million cubic meters at December 31, 2023. The Salar de Atacama brine probable mineral reserves of 107 million cubic meters at December 31, 2024 remained unchanged from the amounts at December 31, 2023. The Salar de Atacama brine measured, indicated and inferred mineral resources, exclusive of reserves, of 2,254 million cubic meters, 1,435 million cubic meters and 1,614 million cubic meters at December 31, 2024, respectively, remained unchanged from the amounts at December 31, 2023 because the mineral resource exclusive of mineral reserve represents the resource in place after LoM, and none of the mineral resource declared in 2023 has been converted to mineral reserves.
The information presented in the tables above for Salar de Atacama were validated by the following QPs:
Mr. Rodrigo Riquelme Tapia is a Mining Engineer. He is currently partner and General Manager of GeoInnova, located at Antonio Bellet 444, Of. 1301, Providencia, Metropolitan Region, Chile. He has worked as a mining engineer for more than 24 years, of which 18 have been focused on resource and reserve estimation topics. Mr. Riquelme has been an external consultant for SQM since 2018, and visited the site in 2019 and 2023. Mr. Riquelme is a QP as defined in subpart 1300 of Regulation S-K and is registered under No. 50 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile.
Dr. Juan Becerra is a geologist, with an MSc and PhD in geology, with more than 15 years of experience in exploration, regional geology, structural geology, modeling and estimation of Li, K and REE resources. He is a QP, as defined in subpart 1300 of Regulation S-K, and has been registered since 2023 under No. 0480 in the Public Registry of QPs in Mining Resources and Reserves, in compliance with the Law for QPs and its current regulation in Chile. He is also a member (No. 699) of the College of Geologists, and has participated in the evaluation of lithium projects and the preparation of technical reports following national (CH20235) and international (S-K1300, CRIRSCO) regulations, standards and codes. He has published and participated in multiple scientific contributions, and has also supervised undergraduate and postgraduate theses. Currently, he works as Superintendent of Geology at SQM Salar SpA, where he leads a multidisciplinary team of technicians and professionals focused on the exploration and evaluation of lithium projects.
Mining Concessions for the Exploitation of Brines at the Salar de Atacama
As of December 31, 2024, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the SQM-Corfo Agreements. Corfo cannot unilaterally amend the Corfo Agreements, and the rights to exploit the resources cannot be transferred. The SQM-Corfo Agreements provides for SQM Salar to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The SQM-Corfo Agreements were entered into in 1993 and expire on December 31, 2030.
Under the terms of the SQM-Corfo Agreements, Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above.

SQM Salar holds an additional 248,968 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 4,300 hectares in areas near the Salar de Atacama.
In addition, as of December 31, 2024, SQM Salar held Mining Exploration Concessions covering approximately 2,900 hectares and has not applied for any additional Mining Exploration Concessions. Exploration rights are valid for a period of four years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional four years or (iii) allow the concession to expire. Additionally, the current modifications to the Mining Code under Law 21,420 and others, modified the validity of the exploration concessions, which will be four years, allowing the validity to be extended for up to four more years for a single time if geological information is delivered as a result of the exploration or if an RCA has been obtained or an admissible project has been entered into the Environmental Impact Assessment System.
According to the terms of the SQM-Corfo Agreements, with respect to lithium production, the Chilean Commission on Nuclear Energy (CCHEN) established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the SQM-Corfo Agreements are in force. As of December 31, 2024, six years remain on the term of the SQM-Corfo Agreements. See “Item10.C. Material Contracts – SQM-Corfo Agreements”
The environmental permit Resolución de Calificación Ambiental (RCA No. 226/2006, issued on October 19th, 2006, by COREMA (Comisión Regional del Medio Ambiente or Regional Environmental Commission) authorizes SQM to extract brines via pumping wells from two areas in the western and southwestern portions of the areas defined in the SQM-Corfo Agreements. SQM refers to these brine extraction areas as AAE zones (Áreas Autorizadas para la Extracción or Authorized Areas of Extraction), and they are further divided based on the products historically generated in each sector: (i) The northern portion is denominated the AAE-SOP, where “SOP” signifies sulfato de potasio (potassium sulfate product), and it covers a surface area of 10,512 hectares which is equivalent to 29.27% of the total AAE area; (ii) the southern portion is referred to as AAE-MOP, where “MOP” indicates muriato de potasio (potassium chloride product), covering a surface area of 25,399 hectares that is equivalent to 70.73% of the total AAE area.
SQM routinely carries out exploration activities within the areas involved in the SQM-Corfo Agreements and authorized by the Environmental Permits. These are aimed at maintaining the amount of wells needed for production.
The water that SQM uses for its mineral production in the Salar de Atacama is obtained from wells located in the alluvial aquifer on the eastern edge of the Salar de Atacama, for which the company has rights to use groundwater as well as the corresponding environmental authorization (RCA No. 226/2006). As part of the voluntary sustainability commitment assumed by SQM in 2020, the Company aims to reduce its water consumption by up to 50% in 2028.
SQM’s operations are subject to certain risk factors that may affect the business, financial conditions, cash flow, or SQM’s operational results, such as: the potential inability to extend or renew mineral exploitation rights in the Salar de Atacama beyond the defined expiration date (December 31, 2030) in the SQM-Corfo Agreements; risks related to being a company based in Chile; potential political risks as well as changes to the Chilean Constitution and legislation may affect development plans, production levels, and costs; and risks related to financial markets.
Mount Holland Lithium Project, Australia
The Mount Holland project is a production stage integrated lithium project in Western Australia consisting of (i) an open pit mine and lithium concentrator operation, at Mount Holland, 100 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 kilometers from the port of Fremantle, from where the LiOH will be shipped.
The project is an unincorporated joint venture in which SQM and Wesfarmers through a wholly owned subsidiary each holding 50% of the assets. The joint ventures is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers.
The project is accessed by land using the Parker Range Road and Marvel Loch-Forrestania road, which are an all-season gravel road. The Parker Range road is connected to the Great Eastern Highway which is a paved road with connectivity to

Southern Cross, Kalgoorlie and Perth. Also, the project has its own access by air using an airstrip and infrastructure in the southern part of the mine.
The Project comprises:
•An open pit mining operation aimed at extracting lithium ore from the Earl Grey lithium deposit at Mount Holland, approximately 100 kilometers south of Southern Cross in Western Australia and 500 kilometers east of Perth.
•A spodumene concentrator facility located at the Mount Holland site with a nominal production capacity of 383,000 metric tons per annum of dry spodumene concentrate at a grade of 5.5% Li2O.
•A refinery in development, located in the Kwinana industrial precinct approximately 45 kilometers south of Perth, with the capacity to produce 50,000 metric tons per annum of battery-grade lithium hydroxide product (LiOH) for export globally.
•The non-process infrastructure (NPI) required to support the Mount Holland and Kwinana sites including roads, buildings, accommodation and the provision of logistics and utilities.

The Mount Holland project is located in the Forrestania Greenstone Belt (FGB) of the Archean Yilgarn Craton of Western Australia. Exploration by Kidman Resources Limited ("Kidman Resources") beginning in 2016 defined numerous occurrences of rare element pegmatites across the FGB, the most significant of which is the Earl Grey pegmatite group. On September 11, 2017, Kidman Resources and SQM entered into an asset sale agreement, and SQM acquired its interest in the tenements for a total investment of US$110 million. Pursuant to the asset sale agreement, the parties agreed to form an unincorporated joint venture to mine and process spodumene ore into spodumene concentrate or lithium hydroxide. The Mount Holland JV was established by the unincorporated joint venture agreement dated December 21, 2017, between SQM Australia and MH Gold, a then wholly owned subsidiary of Kidman Resources. Wesfarmers acquired Kidman Resources in 2019, which resulted in Wesfarmers taking over Kidman Resources’ interest in the Mount Holland JV on September 23, 2019.
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
The Mount Holland project is focused on the exploitation of the spodumene hosted lithium resource in the Earl Grey pegmatite group, which consists of a main tabular pegmatite body, flanked by numerous minor dykes at both its top and bottom. The pegmatite field covers an area of up to 1 x 2 square kilometers and has a thickness of up to 100 meters. The pegmatites become progressively narrower and branched to the south and east of the main pegmatite until the main body divides into several narrower dykes. Isolated host rock enclaves are sporadically found within the pegmatite body.
The pegmatites have an approximate strike of 210° to 220° and dip of 5° to 15° to the northwest. At their western margin, the pegmatites appear to be affected by gentle folding. The dip of the pegmatites is variable, with the pegmatite steepening from sub-horizontal in the south to 10° to 15° to the northwest north of the Earl Grey gold pit.
Lithium mineralization within the fresh pegmatite is zoned, and primarily controlled by the dominant mineralogy; spodumene and petalite dominated assemblages are more lithium-rich than altered (cookeite) and Li-absent assemblages. Lithium mineralization is depleted in weathered pegmatite.
Extensive exploration supports the characterization of the Earl Grey pegmatite and the Resource and Reserve estimation, comprising surface mapping and extensive exploration drilling. Early exploration and resource definition was predominantly carried out by Kidman Resources, beginning in 2016. Since 2020, Covalent has conducted additional diamond drilling for metallurgical sampling, grade control drilling campaigns and improvement definition of the orebody geometry in the proposed starter pit area.
Most of the exploration drill holes completed at Earl Grey have been drilled using standard reverse circulation ("RC") drilling techniques. Diamond drilling comprises boreholes with diameters of 47.6mm, 50.5mm, 63.5mm and 85mm, which are drilled for geological, metallurgical and geotechnical purposes. Drilling recoveries for RC drilling range from 70-90% in this geological/geomorphological setting. The recoveries for diamond drilling are in the order of 95-100%. Recoveries diminish where shear zones or other structural disturbances have been crossed. The orientation of the boreholes is at relatively sharp angles (less than 90º) and, therefore, the intersected length is not considered as a representation of the true thickness of the pegmatite; its real thickness is determined through geological models.

Resource drilling was initially conducted on broad exploration grids to determine the extent of mineralization. This was followed by a drill program on a 50m by 50m grid to support the resource estimate. Through the development of the project in 2020, the first stages of the open pit were defined, and the drilling program was designed for grade control based on higher density and geostatistical criteria, infilling to a nominal 25m x 25m grid. Grade control drilling and resource definition drilling continue to progress to the north and east of the starter pit area to increase local confidence in the short and medium term mining areas. This information supports the current definition of Resources and Reserves.
Facilities
The Mount Holland project is an integrated lithium project in Western Australia consisting of (i) an open-pit mine on the Earl Grey deposit (spodumene pegmatite) and a spodumene concentrator comprised of DMS and flotation circuits, 120 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery, located in the town of Kwinana, 26.5 kilometers from the Port of Fremantle, from where the battery-grade LiOH product will be shipped. The concentrator at Mt. Holland site has a nominal production capacity of 383,000 dry tons per annum concentrate at a grade of 5.5 per cent lithium oxide matching the refinery feed requirements. The refinery in Kwinana has the capacity to produce 50,000 tons per annum of battery-grade lithium hydroxide.
First ore from the pit was mined in 2022, and the concentrator started its commissioning in the third quarter of 2023. First concentrate production of both circuits was achieved in the last quarter of 2023, and the first spodumene concentrate shipment occurred in the first half of 2024. Construction of the concentrator was completed in December 2023, and construction of the refinery is underway in December 2024, with the goal of opening during 2025.

The following table provides a summary of production related to the Mount Holland project as of December 31, 2024:

Facility	Type of Facility	Approximate size (hectares)(1)	Nominal Production Capacity (kt/year)	Weighted Average (years)(2)	Gross Book Value (millions of US$)(2)
Mt. Holland	Mine and concentrator producing 5.5% spodumene concentrate	4,626	383	48	444
Kwinana	Lithium hydroxide production	40	50	48	485
(1) Approximate size considers both the production facilities and the mining, exploration, miscellaneous and general purpose leases for Mount Holland, where the mine, concentrator and NPI facilities reside, and the Kwinana refinery. Nominal production capacities are for the whole project (SQM+Wesfarmers share)
(2) Weighted average age and gross book value correspond to SQM’s 50% share of production facilities for Mount Holland assets and Kwinana refinery.

Extraction Yields

The following table shows operating data relating to the Mt. Holland operations during 2024, 2023 and 2022:

(in thousands, unless otherwise stated)	2024	2023	2022
Mount Holland
Spodumene concentrate produced (dry kt)(1)	232.0	15.0	0.0
(1) Equivalent to 100% of production (whole project: SQM+Wesfarmers) equivalent to 5,5% of Li2O

Reserves and Resources
Mt. Holland—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2024(1)

	Amount		Grades/Qualities	Cut-off grades	Metallurgical recovery
	Total Mton	SQM Attributable MTon	Li2O %	Li2O %	%
Proven mineral reserves	39.9	20.0	1.56	0.5	75% Concentrator: 85% Refinery
Probable mineral reserves	44.6	22.3	1.37	0.5	75% Concentrator: 85% Refinery
Proven in Stockpiles	1.1	0.6	1.01	0.5	75% Concentrator: 85% Refinery
Total mineral reserves	85.6	42.8	1.45	0.5	75% Concentrator: 85% Refinery
________________________________________________
(1)Earl Grey deposit, Mount Holland, Australia. The Mineral Reserves reported in the table correspond to 50% attributable to SQM. The tonnage and average grade of the Mineral Reserve have been rounded to reflect the accuracy of the estimate, and figures may not match due to rounding. Indicated in-situ resources have been converted to probable reserves. Measured in-situ resources have been converted to proven Mineral Reserves. Measured in-situ resources with an iron oxide grade greater than 2.5% are considered feed ore for the ore sorter and have been converted to probable mineral reserves. Mining dilution has been estimated using a regularized model, with block sizes of 5m x 5m x 5m, and an additional 1.5m edge dilution is considered. The Mineral Reserve has been limited to modeled blocks with at least 50% by volume of spodumene-bearing pegmatite. The metallurgical processes are designed for a maximum nominal feed of 2 Mtpa of ore. Spodumene concentrate recovery is estimated at 75% lithium oxide in predominantly spodumene mineralization and 0% for other mineralization types (petalite and mixed spodumene and petalite). The following costs were considered for the reserve evaluation: mining cost of US$5.82/t, process cost of US$44.67/t feed to the concentrator, general costs of US$8.95/t feed to the concentrator, and logistics costs of US$42.39/t concentrate. Mining dilution was set at 5% and recovery at 95%. Estimated costs in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters result in a Mineral Reserve cut-off grade of 0.5% lithium oxide, assuming a price of US$1,200 FOB Australia per ton of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is derived from the long-term forecast made by Benchmark Minerals in December 2024 and was used for the reserve estimate. It does not represent an opinion or consensus on future prices by any of the partners. GeoInnova Consultores are the Qualified Person responsible for Mineral Reserves, effective December 31, 2024.

Mt. Holland—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the
Fiscal Year Ended December 31, 2024(1)

	Amount		Resources Grades	Cut-off grades			Metallurgical recovery
	Total Mt	SQM Attributable Mt	Li2O %	Spodumene Domain Li2O %	Mixed Domain Li2O %	Petalite Domain Li2O %	Spodumene Domain %	Mixed Domain %	Petalite Domain %
Measured Mineral Resources	34.1	17.1	1.30	0.50	0.50	0.78	75	55	35
Indicated Mineral Resources	58.3	29.1	1.34	0.50	0.50	0.78	75	55	35
Measured + Indicated Mineral Resources	92.4	46.2	1.32	0.50	0.50	0.78	75	55	35
Inferred Mineral Resources	33.4	16.7	1.17	0.50	0.50	0.78	75	55	35
________________________________________________
(1)The SQM attributable portion of Mineral Resources is 50%. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Resources have been reported as in-situ (hard rock within an optimized pit shell) and below the pit surface, effective 27th December 2024. Resources have been categorized subject to the opinion of a QP based on the quality and quantity of informing data for the estimate and consistency of geological units and grade distribution. Resources that are contained within the Mineral Reserve pit design may be excluded from Reserves due to an Inferred classification or where the mineralogical domain does not meet the criteria for plant recovery. These resources are disclosed separately from the Resources contained within the Mineral Reserve. There is reasonable expectation that Inferred Resources within the Mineral Reserve pit design may be converted to higher confidence materials with additional drilling and exploration effort. There is reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered using alternative processing methods. Mineral Resource tonnage and average contained grade were rounded to reflect the accuracy of the estimate and figures may not match, due to rounding. The disclosed Resource corresponds only to Resources attributable to SQM. The resources have been reported as in-situ from a block model regularized to 5mN x 5mE x 5mRL and constrained to an optimized pit shell. Resource pit optimization and economics for derivation of cut-off grade include pricing of US$1300/t FOB Australia of 6% Li2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Mining dilution was set at 5% and recovery at 95%. Royalty rates are 5%. The optimization considered concentrator recoveries of 75% for spodumene mineral domains, 55% for mixed spodumene and petalite mineral domains, and 35% for petalite mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$. The average price from 2026 to 2040 for 6.0% spodumene concentrate from the Benchmark Lithium Forecast Report Q4 2024 was applied for the determination of Mineral Resources. These economic parameters define a 0.50% Li2O cut-off grade for the spodumene and mixed domains and 0.78% Li2O for the petalite domain. Geoinnova Consultores are the Qualified Persons responsible for the Mineral Resource estimate, effective, December 31, 2024.

Total Mineral Resource tons increased by 30% from 95 metric tons reported as of December 31,2023 to 125.8 metric tons as of December 31, 2024. Depletion of the Mineral Resource was completed by interrogating the 2023 resource model against the end of year mine surface. There was 18 thousand tons of material depleted that was considered part of the 2023 exclusive mineral resource. The model update resulted in an increase of 12.3 metric tons of total Mineral Resources, and changes to reporting parameters (regularizing the model to 5x5x5, changes to mine economics, applying a 100m buffer to the TSF for pit optimization and a change in petalite processing recovery) resulted in an increase of 16.8 Mt to total Mineral Resources. The changes also resulted in a 13% decrease in the reported Li2O grade and a 13% total increase in total contained Li2O. Details of the updated Mineral Resource Estimated are presented in the Mount Holland Mine technical report summary.

The total Mineral Reserve tons increased by 2% from 83.8 metric tons reported at the end of 2023 fiscal year to 85.6 metric tons the end of fiscal year 2024. The changes in the Mineral Reserve were the result of depletion through mining including stockpiling of ore tons, re-estimation of the Mineral Resource block model, adjustments to the modelling of dilution to better align with mining practices, and inclusion of an ore sorting facility to process ore contaminated with waste rock at the orebody contacts. Depletion of the Mineral Reserve was completed through interrogating the current Reserve block model against the end of 2023 and end of 2024 surveyed mine surfaces. Ore stockpiling totaling 2.7 metric tons was added to the Reserve. The Mount Holland lithium project proven and probable Mineral Reserves attributable to SQM totaled 20.0 million metric tons and 22.3 million metric tons as of December 31, 2024, respectively.

The information presented in the tables above (Mount Holland project) has been validated by Geoinnova Consultores, a third-party firm comprising mining experts in accordance with Item 1302(b)(1) of Regulation S-K, served as the Qualified Persons and prepared the estimates of lithium mineral resources and reserves at the Mount Holland project, with an effective date of December 31, 2024. A copy of the QP’s most recent technical report summary with respect to the lithium mineral resource and reserve estimates at the Mount Holland Project, dated April 17, 2025, with an effective date of December 31, 2024, is filed as Exhibit 96.5 to this report.

Mining Rights
The Mount Holland lithium mine and concentrator operations are spread across three core mining tenements (M77/1065, M77/1066 and M77/1080), as well as exploration licenses, general purpose licenses and miscellaneous licenses (Project Tenements), covering an approximate area of 4,626 hectares.
The majority of the project properties are currently registered in equal parts to (i) MH Gold and Montague Resources Australia Pty Ltd, both ultimately owned by Wesfarmers, and (ii) SQM Australia, an affiliate of SQM. The project is a an unincorporated joint venture, in which SQM and Wesfarmers, through a wholly owned subsidiary each holding 50% of the assets. The joint venture is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers. Covalent is neither the registered holder nor the applicant of the project properties under the Mining Act of 1978 of WA (Mining Law).

Transportation and Storage Facilities
Product transportation is carried out by trucks that are operated by dedicated third parties through long-term contracts. SQM leases port and storage facilities for the transportation and management of finished products and consumable materials.
SQM's main centers for the production and storage of raw materials are the facilities in Nueva Victoria, Coya Sur and Salar de Atacama in Chile and Mount Holland in Australia. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at our Lithium Chemical Plant near the city of Antofagasta, Chile, the lithium hydroxide refinery in Western Australia (part of the Mount Holland project), and the Port of Tocopilla terminal in Chile, which is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), nitrates and lithium carbonate.
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
Lithium chloride solution, which contains a high concentration of boron, is produced at our Salar de Atacama facilities, and is transported to the lithium carbonate plant at our Lithium Chemical Plant area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics such as polyethylene bags, multi-layer or polypropylene FIBC big bags, and stored within the same facilities in secured storerooms. The products are later consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique. Lithium carbonate can also be transported in packaged format both to the Port of Tocopilla and to an alternative port (Mejillones) to be shipped in break bulk format.
Iodine obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. These products are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants. Drums and maxibags can also be transported on flat ramps to an alternative port (Mejillones) to be shipped in break bulk format.
In Australia, spodumene concentrate production from the Mount Holland mine began in 2023. Until the full ramp-up of the lithium hydroxide refinery in Kwinana, the concentrate will be trucked to a storage facility in Bunbury, approximately 500 kilometers west of the Mount Holland mine. At Bunbury, the product is distributed to both JV partners SQM and Wesfarmers, for them to follow their individual shipment and commercialization plans. For the ground logistics from Mount Holland mine to Bunbury Port, bulk haulage operators are responsible to haul the spodumene concentrate via haul trucks on public road. The haulage operator has a certification awarded by Bureau Veritas for the provision of bulk haulage and warehouse services, transport of controlled waste dangerous goods, operation and maintenance of heavy vehicles in accordance with the requirements of the management system standards, ISO 9001:2015 and ISO 45001:2018.
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
We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2024, for hedging purposes we had open contracts to buy U.S. dollars and sell Chinese yuan for approximately US$302.65 million (CNY2,198.7 million), to sell euros for approximately US$40.35 million (EUR37.31 million), and to sell South African rand for approximately US$28.92 million (ZAR 530.45 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$5.9 million (Ch$5,879.1 million). All the UF 9.5 million outstanding principal amount of bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$401.01 million as of December 31, 2024.
In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$15.4 million.
The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2024		2023		2022
	%	US$	%	US$	%	US$
Specialty plant nutrition	21%	941.9	12%	913.9	11%	1,172.3
Iodine and derivatives	21%	968.3	12%	892.2	7%	754.3
Lithium and derivatives	49%	2,241.3	69%	5,180.1	76%	8,152.9
Potassium	6%	270.8	4%	279.1	4%	437.2
Industrial chemicals	2%	78.2	2%	175.2	2%	165.2
Other products and services	1%	28.3	0%	27.0	0%	28.6

Total	100%	4,528.8	100%	7,467.5	100%	10,710.6

The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2024		2023		2022
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	4,528.8	100.0	7,467.5	100.0	10,710.6	100.0
Cost of sales (1)	(3,201.7)	70.7	(4,392.4)	58.8	(4,973.9)	46.4
Gross profit	1,327.1	29.3	3,075.1	41.2	5,736.6	53.6
Other income	32.2	0.7	40.6	0.5	9.9	0.1
Administrative expenses	(186.0)	4.1	(175.8)	2.4	(142.6)	1.3
Other expenses	(104.7)	2.3	(93.4)	1.3	(75.9)	1.3
Impairment gains or reversal (losses) of financial assets	(0.6)	0.0	0.2	0.0	3.4	0.7
Other gains (losses)	(2.1)	0.0	(2.3)	0.0	0.1	0.0
Finance income	103.6	2.3	122.7	1.6	47.0	0.4
Finance costs	(197.5)	4.3	(138.4)	1.9	(86.6)	0.8
Share of profit of associates and joint ventures accounted for using the equity method	11.0	0.2	0.6	0.0	20.1	0.2
Foreign currency exchange differences	(8.6)	0.2	(22.3)	0.3	(25.5)	0.2
Income before taxes	974.4	21.5	2,807.0	37.6	5,486.5	51.2
Income tax expense (2)	(282.6)	6.2	(1,876.8)	25.1	(1,572.2)	14.7

Net income attributable to:
Controlling interests	685.1	15.1	923.2	12.4	3,906.3	36.5
Non-controlling interests	6.7	0.0	7.1	0.1	8.0	0.1
Net income	691.8	15.3	930.3	12.5	3,914.3	36.5
________________________________________________
(1)Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$397 million in 2024, US$1,868.9 million in 2023, and US$3,273.0 million in 2022.
(2)Income tax expenses for the year 2023 includes the net effect of the payment of the specific tax on mining activities in Chile applied to the extraction of lithium in the total amount of US$1,089.5 million. For prior years, such payments were accounted for as a non-current tax asset and did not impact the consolidated statement of income. See Notes 20.3 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation".
Results of Operations – 2024 compared to 2023
Revenues
Revenues decreased by (39.4)% to US$4,528.8 million in 2024 from US$7,467.5 million in 2023. The main factors that caused the decrease in revenues and variations in different product lines are described below.

Lithium and Derivatives
Revenues from lithium and derivatives totaled US$2,241.3 million during the twelve months ended December 31, 2024, a decrease of 56.7% compared to US$5,180.1 million recorded for the twelve months ended December 31, 2023. Set forth below are sales volume data for the specified years:

(in Th. MT)	2024	2023	% Change
Lithium and derivatives	204.9	170.0	21%
Lithium sales in 2024 reached nearly 205 thousand metric tons of LCE, an increase of 21% compared to 2023. This volume includes close to 4,000 metric tons of LCE coming from Mount Holland. However, the increase in volume was not enough to offset the continuous decline in prices, a trend we have been observing since early 2023. As a result, our average realized price dropped by more than 64%, from US$30,467 per ton in 2023 to US$10,936 per ton in 2024.
Specialty Plant Nutrition
Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2024 totaled US$941.9 million, a slight increase when compared to US$913.9 million reported for the twelve months ended December 31, 2023. Set forth below are sales volume data for the specified years by product category in this product line:

(in Th. MT)	2024	2023	% Change
Specialty Plant Nutrition Total Volumes	982.9	840.2	17%
Sodium nitrate	12.5	16.8	(26)%
Potassium Nitrate and Sodium Potassium Nitrate	534.0	443.5	20%
Specialty Blends	276.7	243.4	14%
Other specialty plant nutrients (*)	159.7	136.5	17%
________________________________________________
*Includes trading of other specialty fertilizers.

In 2024, Specialty Plant Nutrition sales volumes grew by approximately 17% compared to the previous year, reaching nearly 983 thousand tons. However, our average realized price for the year decreased by around 12% compared to 2023, from US$1,088 per metric ton to US$958 per metric ton, resulting in moderate revenue growth for this business line, at approximately 3% year-over-year.

We estimate that the potassium nitrate market, excluding internal production and consumption in China, grew by 17%, returning to 2021 levels. For 2025, we anticipate market growth of around 4-5%, with prices remaining similar to those observed during the second half of 2024.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2024, totaled US$968.3 million, an increase of 8.5% compared to US$892.2 million reported for the twelve months ended December 31, 2023. Set forth below are sales volume data for the specified years:

(in Th. MT)	2024	2023	% Change
Iodine and derivatives	14.5	13.1	11%

In 2024, our sales volumes grew by 11%, achieving record-high sales volumes of more than 14.5 thousand metric tons of iodine, including its derivatives. We estimate that the market grew by 8% in 2024 compared to 2023. This growth was driven by increased demand across nearly all iodine applications, particularly in X-ray contrast media.
Throughout 2024, we observed quarter-over-quarter price increases, and we expect the average sales price in the first quarter of 2025 to be higher than in the fourth quarter of 2024, when our price reached US$69.7 per kilogram.

Potassium
Potassium revenues for the twelve months ended December 31, 2024, totaled US$270.8 million, lower than revenues reported during the twelve months ended December 31, 2023, which totaled US$279.1 million, representing a 3.0% decrease.

(in Th. MT)	2024	2023	% Change
Potassium chloride	695.0	543.1	28%
Potassium sales volumes grew by more than 28% in 2024 compared to 2023, driven by strong market demand in key regions such as Brazil, Europe, and India. We estimate that market demand reached approximately 72 million metric tons, supported by lower prices and increased supply from Belarus and Russia. Our potassium sales exceeded expectations due to higher-than-anticipated potassium sulfate sales from third parties.
Industrial Chemicals
Industrial chemicals revenues for the twelve months ended December 31, 2024 reached US$78.2 million, 55.4% lower than US$175.2 million recorded for the twelve months ended December 31, 2023. Set forth below are sales volume data for the specified years by product category:

(in Th. MT)	2024	2023	% Change
Industrial chemicals	52.6	180.4	(71)%
Industrial chemicals revenues during the fourth quarter of 2024 were lower compared to revenues reported for the same period last year, as a result of 71% decrease in sales volumes, which more than offset higher sales prices.
Other Products and Services
Revenues from sales of other commodity fertilizers and other income reached US$28.3 million for the twelve months ended December 31, 2024, an increase compared to US$27.0 million for the twelve months ended December 31, 2023, due to increased commercial activity driven by the recovery of the fertilizer industry market.
Cost of Sales
Cost of sales amounted to US$3,201.7 million for the twelve months ended December 31, 2024, a decrease of 27.1% compared to US$4,392.4 million for the same period in 2023, mainly due to lower payments to Corfo related to lower lithium prices under the formula for lease payment rate tight to lithium sales prices.
Lithium and Derivatives

Lithium and derivatives cost of sales decreased 43.6% to US$1,666.3 million in 2024 from US$2,955.7 million in 2023, primarily as a result of decreased average prices which impact cost of sales as described below.
Our costs of sales related to our lithium and derivatives business line fluctuate with our price of lithium under the SQM-Corfo Agreements. For technical and battery grade lithium carbonate, the following structure of progressive lease payment rates based on the final sale price applies:

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
Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 12.1% to US$775.2 million in 2024 from US$691.5 million in 2023, as a result of higher sales volumes in 2024 when compared to 2023. The average cost of sales in the specialty plant nutrition business line was US$789/MT in 2024, lower than US$823/MT in 2023. The sales volumes in the specialty plant nutrition business line were approximately 982,900 metric tons in 2024, an approximately 17% increase compared to approximately 840,200 metric tons in 2023.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 25.1% to US$444.9 million in 2024 from US$355.7 million in 2023. The average cost of sales in the iodine and derivatives business line was US$30.7/kilogram in 2024, an increase of 12.6% from US$27.2/kilogram in 2023. The increase in average cost of sales in the iodine and derivative business line is mainly a result of increased production costs associated with the start-up of new mining operations at Pampa Blanca.
Potassium

Potassium cost of sales increased 7.6% to US$236.4 million in 2024 from US$219.6 million in 2023, as a result of increased sales volumes. The average cost of sales in the potassium business line of US$340/MT in 2024 approximately a 15.9% decrease when compared to US$$404//MT in 2023.
Our costs of sales related to our potassium business line fluctuate with our price of potassium under the SQM-Corfo Agreements. For potassium chloride, the following structure of progressive lease payment rates based on the final sale price applies:

Price US$/MT KCl	Lease payment rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%
See Note 18.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.

Industrial Chemicals

Industrial chemicals cost of sales decreased 66.4% to US$47.5 million in 2024 from US$141.4 million in 2023, as a result of lower sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$903/MT in 2024, an increase of 2.6% from US$783/MT in 2023
Gross Profit

Gross profit decreased 56.8% to US$1,327.1 million in 2024, which represented 29.3% of revenues, from US$3,075.1 million in 2023, which represented 41.2% of revenues. As discussed above, this decrease is attributable to the decrease in revenues as a result of lower prices of lithium and derivatives, specialty plant nutrients, industrial chemicals and potassium, offset by higher sales volumes of lithium and derivatives, iodine and derivatives, industrial chemicals and potassium.
Other Income

Other income decreased 20.7% to US$32.2 million in 2024, which represented 0.7% of revenues, from US$40.6 million in 2023, which represented 0.5% of revenues.
Administrative Expenses
Administrative expenses totaled US$186.0 million (4.1% of revenues) for the twelve months ended December 31, 2024, compared to US$175.8 million (2.4% of revenues) for the twelve months ended December 31, 2023.
Other Expenses

Other expenses increased 12.1% to US$104.7 million in 2024, which represented 2.3% of revenues, from US$93.4 million in 2023, which represented 1.3% of revenues.
Other Gains (Losses)

Other losses were US$2.1 million in 2024, compared to losses of US$2.3 million in 2023.
Finance Income

Finance income decreased 15.6% to US$103.6 million in 2024, which represented 2.3% of revenues, from US$122.7 million in 2023, which represented 1.6% of revenues, due to higher interest rates earned on our investments and more cash available to invest.
Finance Costs
Financial costs for the twelve months ended December 31, 2024 totaled US$197.5 million, compared to financial costs of US$138.4 million for the twelve months ended December 31, 2023.
Share of Profit of Associates and Joint Ventures accounted for using the Equity Method

Share of profit of associates and joint ventures accounted for using the equity method increased 1,859.2% to US$11 million in 2024, which represented 0.24% of revenues, from US$0.6 million in 2023, which represented 0.01% of revenues.
Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$8.6 million in 2024, which represented 0.2% of revenues, compared with a loss of US$22.3 million in 2023, which represented 0.3% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program.
Profit Before Taxes

Profit before taxes decreased by US$1,832.6 million or 65.3%, to US$974.4 million in 2024 from US$2,807.0 million in 2023. This decrease was primarily attributable to a decrease in revenues by US$2,938.7 million and an increase in administrative expenses by US$10.2 million, partially offset by a decrease in cost of sales by US$1,190.8 million and an increase in net finance income (finance income less finance expenses) by US$78.2 million.
Income Tax Expense

The Company reported an income tax expense of US$282.6 million for the year ended December 31, 2024, lower than the income tax expense of US$1,876.8 million reported in for the year ended December 31, 2023. The income tax expense reported for the year 2023 was impacted by a one time charge described described in Note 20 of the Financial Statements.

Net income

The net income for the year decreased US$238.5 to a loss of US$691.8 million in 2024 from US$930.3 million in 2023, primarily due to lower average prices in all of our business lines except the iodine and derivative business line. Net income for the year 2023 considers in the income tax expense a net effect in the total amount of US$1,089.5 million related to the income tax expense adjustment of the specific tax on mining activity in Chile applied to lithium exploration. (See Note 20.3 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation").
Results of Operations – 2023 compared to 2022
For a discussion of the comparison of our results of operations for the fiscal years 2023 and 2022, see “Part I, Item 5.A. Operating Results—Results of Operations – 2023 compared to 2022” of our Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC in April, 2024.
5.B.Liquidity and Capital Resources
As of December 31, 2024, we had US$2.5 billion of cash and cash equivalents and time deposits. In addition, as of December 31, 2024, we had US$1,676 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 1.6x as of December 31, 2024. In January 2025 we repaid US$250 million of debt which reached maturity.
Shareholders’ equity increased to US$5,198.1 million as of December 31, 2024 from US$4,477.1 million as of December 31, 2023. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis increased to 1.21 as of December 31, 2024 from 1.01 as of December 31, 2023.
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
The table below shows our cash flows for 2024, 2023 and 2022:

(in millions of US$)	2024	2023	2022
Net cash flow from operating activities	1,274.7	(196.6)	4,077.6
Net cash flow from (used in) financing activities	282.4	66.3	(2,003.0)
Net cash flow from (used in) investing activities	(1,214.0)	(1,481.5)	(909.4)
Effects of exchange rate fluctuations on cash and cash equivalents	(6.6)	(2.0)	(25.0)
Net increase (decrease) in cash and cash equivalents	336.5	(1,613.9)	1,140.2

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
We believe that our capital expenditures for 2025 could reach approximately US$1.1 million focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions and nitrates and iodine capacity in Chile and development of our lithium projects in Australia and China. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”
Our other major use of funds is for dividend distributions. In the consolidated statement of cash flows, we reported dividends paid of US$67.2 million and US$1.5 billion during 2024 and 2023, respectively. For a disclosure of our 2024 dividend policy and payments, see “Item 8.A.8. Dividend Policy.”
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
Our current ratio, defined as current assets divided by current liabilities, increased to 2.51 as of December 31, 2024 from 2.50 as of December 31, 2023. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2024.

Debt Instrument(1)	Current Amount (MillionUS$)	Non-Current Amount (MillionUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
4.38% Notes due 2025 — US$250 million	254.6	—	4.38%	Oct. 23, 2014	Jan. 28, 2025	Bullet
4.25% Notes due 2029—US$450 million	2.2	447.7	4.25%	May 7, 2019	May 7, 2029	Bullet
6.50% Notes due 2033—US$750 million (Green Bond)	5.7	736.6	6.50%	Nov 7, 2023	Nov 7, 2033	Bullet
5.50% Notes due 2034 - US$850 million	12.5	833.6	5.50%	Sep 10, 2024	Sep 10, 2034	Bullet
4.25% Notes due 2050 - US$400 million	7.3	394.4	4.25%	Jan 22, 2020	Jan 22, 2050	Bullet
3.50% Notes due 2051—US$700 million (Green Bond)	7.0	685.8	3.50%	Sep. 10, 2021	Sep. 10, 2051	Bullet
Series H Bond — UF 4 million.	15.7	62.4	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	0.8	57.3	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1.7	115.6	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	0.3	115.4	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet
________________________________________________
(1)UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Note 12.4 b and d

As of December 31, 2024, we had total long-term financial debt of US$3,600.6 million compared to US$3,213.4 million as of December 31, 2023. The total short-term debt as of December 31, 2024, was US$1,163.5 million, and as of December 31, 2023, was US$1,256.5 million.

As of December 31, 2024, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.
The following table shows the maturities of our nominal long-term debt by year as of December 31, 2024 (in millions of US dollars):

Maturity(1)	Amount
2025	300.5
2026	56.9
2027	56.9
2028	172.5
2029 and thereafter	3,515.9
Total	4,102.7

________________________________________________
(1)Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2024 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2024, a market value of US$15.4 million against SQM.
Environmental and Occupational Safety and Health Projects
We spent approximately US$47.2 million on environmental, safety and health projects in 2024. This amount forms part of the capital expenditure program discussed above.
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

	For the year ended December 31,
	2024	2023	2022
(+) Other Current Financial Liabilities	1,163.5	1,256.5	523.0
(+) Other non-current Financial Liabilities	3,600.5	3,213.4	2,394.2
(-) Cash and Cash Equivalent	1,377.9	1,041.4	2,655.2
(-) Other Current Financial Assets	1,079.6	1,325.8	961.4
(-) Other Non-current Hedging Assets	3.0	16.0	22.6
Net Financial Debt	2,303.7	2,086.7	(722.0)
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

	For the years ended December 31,
	2024	2023	2022
	(ThUS$)	(ThUS$)	(ThUS$)
Net income	691.8	930.3	3,914.3
(+) Depreciation and amortization expenses	342.4	280.8	244.5
(+) Finance costs	197.5	138.4	86.7
(+) Income tax expense	282.6	1,876.8	1,572.0
EBITDA	1,514.3	3,226.3	5,817.6
(-) Other income	32.2	40.6	9.9
(-) Other gains (losses)	(2.1)	(2.3)	0.1
(-) Share of Profit of associates and joint ventures accounted for using the equity method	11.0	0.6	20.2
(+) Other Expenses	(104.7)	(93.4)	(76.0)
(+) impairment gains on reversal (losses) of financial assets	(0.6)	0.2	3.4
(-) Finance income	103.6	122.7	47.0
(-) Foreign currency translation differences	(8.6)	(22.3)	(25.4)
Adjusted EBITDA	1,483.6	3,180.1	5,838.4
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
Our research and development policy emphasizes the following: (i) optimizing current or developing new processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications, (iii) adding value to inventories and (iv) using renewable energy in our processes.
Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, particularly in sustain recoveries from the ore resources with dynamic or complex behaviour, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.
Among the main projects worked on during 2024 in the SQM- Iodine-Plant Nutrition Division were:
•Water use efficiency: Development of a molecule that enhances water use efficiency, applied either directly or in combination with a line of soluble products.
•Nutrient use efficiency: A molecule that improves phosphorus absorption efficiency.

•Use of iodine in agriculture: Development of the Ultrasoline line. Iodine is part of various plant proteins and activates multiple genes that trigger beneficial effects in plants, including increased yield, improved stress tolerance, enhanced earliness, root development, and more.
Among the main projects worked on during 2024 in the SQM Lithium Chile Division were:
Consolidation of information from 140 studies of new technologies and existing suppliers, scaling a total of 20 pilot tests. This information has allowed us to present the conceptual engineering design for Salar Futuro, including Direct Lithium Extraction, brine reinjection and gradual reduction of inland water use.
The engineering of these projects also includes significant improvements in lithium recovery at Salar de Atacama and the Lithium Chemical Plant in Antofagasta.
The Company has patented several production processes for nitrate, iodine and lithium products. These patents have been registered mainly in the United States of America, Chile and other countries, when necessary. The patents used in SQM's production processes are Chilean Patent No. 47,080 for iodine (production of spherical shaped granules for subliming products) and Japanese Patent No. 4,889,848 for nitrates (granular fertilizers).
During 2024, our research and development related expenditure totaled approximately US$8.7 million for the SQM Iodine -Plant Nutrition Division and US$19 million for the lithium-related divisions.
5.D.Trend Information

Our revenues decreased 39.4% to US$4,528.8 million in 2024 from US$7,467.5 million in 2023. Gross profit reached US$1,327.1 million (29.3% of revenues) in 2024, lower than US$3,075.1 million (41.2% of revenues) recorded in 2023. Profit attributable to controlling interests decreased to a loss of US$404.4 million in 2024 from US$2,012.7 million in 2023.

Revenues for lithium and derivatives totaled US$2,241.3 million during the twelve months ended December 31, 2024, a decrease of 56.7% compared to US$5,180.1 million recorded for the twelve months ended December 31, 2023. Lithium sales in 2024 reached nearly 205 thousand metric tons of LCE, an increase of 21% compared to 2023. This volume includes close to 4,000 metric tons of LCE coming from Mount Holland. However, the increase in volume was not enough to offset the continuous decline in prices, a trend we have been observing since early 2023. As a result, our average realized price dropped by more than 64%, from US$30,467 per ton in 2023 to US$10,936 per ton in 2024. In the fourth quarter, we achieved record-high quarterly sales, reaching approximately 58,000 metric tons of LCE, which includes our first sales of spodumene concentrate. For 2025, we expect an increase of approximately 15% in our sales volumes compared to 2024, including sales of around 10,000 metric tons of LCE from the Mount Holland operation. We also anticipate that the average realized price in 2025 should be lower than in 2024, with first quarter of 2025 prices slightly below those recorded in the fourth quarter of 2024.

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2024, totaled US$968.3 million, an increase of 8.5% compared to US$892.2 million reported for the twelve months ended December 31, 2023. In 2024, our sales volumes grew by 11%, achieving record-high sales volumes of more than 14.5 thousand metric tons of iodine, including its derivatives. We estimate that the market grew by 8% in 2024 compared to 2023. This growth was driven by increased demand across nearly all iodine applications, particularly in X-ray contrast media. Throughout 2024, we observed quarter-over-quarter price increases, and we expect the average sales price in the first quarter of 2025 to be higher than what was seen in the fourth quarter of 2024, when our price reached US$69.7 per kilogram. We anticipate these market conditions to persist throughout 2025, with prices remaining relatively stable, due to limited market supply. Overall, we expect market demand to stabilize, with market growth of approximately 2% in 2025 compared to 2024. Sales volumes are projected to remain in line with 2024 levels.

Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2024 totaled US$941.9 million, a slight increase when compared to US$913.9 million reported for the twelve months ended December 31, 2023. In 2024, Specialty Plant Nutrition sales volumes grew by approximately 17% compared to the previous year, reaching nearly 983 thousand tons. However, our average realized price for the year decreased by around 12% compared to 2023, from US$1,088 per metric ton to US$958 per metric ton, resulting in moderate revenue growth for this business line, at approximately 3% year-over-year. We estimate that the potassium nitrate market, excluding internal production and consumption in China, grew by 17%, returning to 2021 levels. For 2025, we anticipate market growth of around 4-5%, with prices remaining similar to those observed during the second half of 2024. Additionally, we expect an increase in our sales volumes, in line with or slightly exceeding market growth.

Potassium revenues for the twelve months ended December 31, 2024, totaled US$270.8 million, lower than revenues reported during the twelve months ended December 31, 2023, which totaled US$279.1 million, representing a 3.0% decrease. Potassium sales volumes grew by more than 28% in 2024 compared to 2023, driven by strong market demand in key regions such as Brazil, Europe, and India. We estimate that market demand reached approximately 72 million metric tons, supported by lower prices and increased supply from Belarus and Russia. Our potassium sales exceeded expectations due to higher-than-anticipated potassium sulfate sales from third parties. For 2025, we anticipate a significant reduction of approximately 50% in our potassium sales volumes due to lower production in the Salar de Atacama. This aligns with our plan to reduce brine extraction, prioritizing high-lithium-content brines. Additionally, by prioritizing potassium chloride production as a feedstock to increase potassium nitrate production in our SPN business line, there will be less potassium available for third-party sales, which will become a lower priority
5.E.Critical Accounting Estimates
For information on our critical accounting estimates, see Note 3.34 to our consolidated financial statements.
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
Gonzalo Guerrero Y.
Chairman of the Board and member of the SHE Committee. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. He is Chairman of the Board of SQM Salar S.A., Delegate Counsel of SONAMI, Chairman of the Board of Maria Elena Foundation for Social and Patrimonial Development, Board director of ICARE, elective counsel of SOFOFA, Chairman of SOFOFA Chile/Australia business council, and is a director of the Chilean Mining Council. He has experience in relations with communities and associations. Mr. Guerrero is an independent director under NYSE standards.
April 2017 (Chairman since April 2022)

Name	Position and relevant experience	Current position held since

Patricio Contesse F.
Vice Chairman of the Board and member of the Corporate Governance Committee and the Safety, Health and Environment Committee. Mr. Contesse is an independent director under NYSE standards. Mr. Contesse is a lawyer with a degree from the Pontificia Universidad Católica de Chile. Previously, he was a Board member of SQM from 2013 until 2015. Since 2011, he has held senior executive positions in Pampa Group through 2021, where he is currently Vice Chairman of the Boards of Directors of the Pampa Group entities. His areas of expertise includes regulatory and corporate governance matters.
April 2018

Hernán Büchi B.	Director. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. He is currently a Board member of Quiñenco S.A., among others. He is also Chairman of the Board of Directors of the Universidad del Desarrollo.	April 2017
Georges de Bourguignon A.
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

Pablo Altimiras C.
Chief Executive Officer of the SQM Iodine-Plant Nutrition Division. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Business Development and Planning. In October 2018, he became Vice President of Lithium and Iodine Businesses and assumed his current role in the Company in June 2024.
June 2024

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
Carlos Díaz O.
Chief Executive Officer of the SQM Lithium Chile Division. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM and worked in the planning, finance and logistics areas of the Company until 2012. From 2012 through 2019, he was Vice President of Operations, Nitrates and Iodine. In 2019, he became Vice President of Operations, Potassium and Lithium and assumed his current role in June 2024.
June 2024
Mark Fones
Chief Executive Officer of the SQM International Lithium Division. Mr. Fones earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. He joined SQM in 2003 as a supply engineer and worked in different areas of the company such as M&A, development, and finance. He also served as CEO of SQM Australia and Covalent. He was appointed CEO of the International Lithium division in June 2024 to lead the company's lithium growth outside Chile.
June 2024
________________________________________________
(1)As of December 31, 2024, Mr. Gil beneficially owned 1,730 SQM shares.
(2)As of December 31, 2024, Mr. Illanes beneficially owned 800 SQM shares.
(3)As of December 31, 2024, Mr. Berguño beneficially owned 380 SQM shares.
6.B.Compensation
At the Annual General Shareholders’ Meeting held on April 25, 2024, shareholders approved the Board of Directors compensation for 2024, including the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.
During 2024, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chairman and the Vice Chairman, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month each. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chairman and the Vice Chairman received the equivalent of 0.12% of the total net profit that the Company obtained during the 2024 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2024 total net profit of the Company.

In addition, during 2024, members of the Directors’ Committee were each paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Also, each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained during the 2024 fiscal year.

For the calculation of the variable remuneration that the directors were entitled to receive, the pre-tax profit obtained by the Company during the 2024 fiscal year was considered with a maximum limit of 110% of the variable remuneration paid by the Company's directors for variable remuneration charged to the 2023 fiscal year.
During 2024, the members of the Safety, Health and Environmental and the Corporate Governance Committees each received UF 100 per month, regardless of the number of sessions held.

During 2024, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Corporate Governance Committee (Ch$)	Total (Ch$)
Gonzalo Guerrero Yamamoto	1,144,442,304		45,083,568		1,189,525,872
Patricio Contesse Fica	1,099,358,726		45,083,568	45,083,568	1,189,525,862
Hernan Büchi Buc	662,388,288	60,578,128		45,083,568	768,049,984
Antonio Gil Nievas	662,388,288	220,796,096			883,184,384
Gina Ocqueteau	662,388,288	220,796,096			883,184,384
Ashley Luke Ozols	661,411,890	167,575,840			828,987,730
Georges De Bourguignon(1)	181,734,384		30,289,064		212,023,448
Xu Teiying	661,411,890			44,920,838	706,332,728
Antonio Schneider(2)	480,653,904		14,794,504		495,448,408
TOTAL	6,216,177,962	669,746,160	135,250,704	135,087,974	7,156,262,800
(1)Director since April 25, 2024
(2)Director until April 25, 2024
For the year ended December 31, 2024, the aggregate compensation paid to our 176 members of management based in Chile was US$31.1 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.
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
As of December 31, 2024, we had a provision related to all of the incentive programs in the aggregate of US$65.5 million.
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
Directors’ Committee – Audit Committee
As required by Chilean Law, during 2024, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.

From April 25, 2024 up to the present, our Directors’ Committee was comprised of three Directors: Mr. Antonio Gil N., Mrs. Gina Ocqueteau T., and Mr. Hernán Buchi. Each of the three members met the NYSE independence and Chilean independence requirements for audit committee members. Mr. Gil held the position of Chairman of the Directors’ Committee.
During 2024, the Directors’ Committee (the “Committee”) analyzed or reviewed (i) the Company's Unaudited Financial Statements and Reports; (ii) the Company's Audited Financial Statements and Reports; (iii) the Reports and proposals of the External Auditors, Account Inspectors and Independent Risk Rating Agencies of the Company; (iv) the proposal to the Board of Directors regarding the External Auditors and the Independent Risk Classifiers that the Board of Directors may recommend to the respective Shareholders' Meeting for their subsequent appointment; (v) tax and other services, other than auditing services, rendered by the Company's external auditors on behalf of the Company and its subsidiaries in Chile and abroad; (vi) the remuneration systems and compensation plans for the Company's employees, managers and senior executives; (vii) proposals to the Board of Directors on corporate policies that the Company must have, in accordance with the law; (viii) the Company's risk matrix; (ix) activities related to the Company's compliance program; (x) the Company's Internal Control Report provided by the External Auditors; (xi) the update and follow-up of the information requirement process reported in note 6 to the Company's financial statements. (xii) the review of the accounting, legal and tax treatment of the liquidations made by the Internal Revenue Service in relation to the specific tax on mining activities related to the exploitation of lithium; (xiii) the accounting, legal and tax treatment of value added tax on the Company's sales in China; (xiv) the accounting treatment of the association agreement with Corporación Nacional del Cobre; and (xv) the different matters referred to in the chapter "Directors' Committee" included in the Company's Financial Statements as of December 31, 2024.
Regarding the above, the Committee:
(a)Examined the information regarding the financial statements of SQM for the 2024 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2024 fiscal year.
(b)It proposed to the Board of Directors the names of the Company's external auditors and independent risk classifiers and that the Board of Directors of the Company, in turn, could suggest for appointment to the respective Ordinary General Shareholders' Meeting of the Company. The Board of Directors approved such suggestions to be submitted to the Meeting for approval.
(c)Reviewed and approved the compensation systems and compensation plans for the Company's employees and senior executives.
The Committee also (i) authorized the hiring by the Company of various consulting services with PwC, in non-audit related matters, (ii) reviewed the expenses of the Company's CEO, (iii) reviewed the reports of the Company's internal audit and risk (including SOX audit) and compliance areas, and (iv) reviewed the information presented by the external auditors.
The Committee issued the Annual Management Report referred to in the Chilean Corporations Act.
The Company did not carry out any transactions with related parties other than those that must be executed in accordance with the requirements and procedures established in Title XVI of the Corporations Law.
The Committee did not make use of the operating expense budget approved by the ordinary shareholders' meeting for the year 2024.
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
6.D.Employees
As of December 31, 2024, we had 8,344 permanent employees, 1,086 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6 years.

	As of December 31,
	2024	2023	2022
Employees in Chile	7,258	7,034	6,533
Employees outside of Chile	1,086	648	464
Total employees	8,344	7,682	6,997

Almost 87% of our employees are employed in Chile, of which approximately 76.5% were represented by 22 labor unions as of December 31, 2024. In 2024, collective agreements were renewed with 14 unions, 12 of which belong to the SQM-Iodine- Plant Nutrition Division and 2 to the Lithium division. The terms of these agreements currently in effect are three years, with their expiration dates varying from one agreement to another. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health, death and disability benefits, among others.
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
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.Major Shareholders
The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 31, 2025 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from the shareholder registry of the Depósito Central de Valores S.A. (the “DCV”) and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Tianqi Lithium Corporation(1)	62,556,568	43.80%	748,490	0.55%	22.16%
Sociedad de Inversiones Pampa Calichera S.A. (2) (3)	44,989,231	31.50%	1,611,227	1.13%	16.31%
The Bank of New York Mellon ADRs (3)			46,973,918	32.89%	16.45%
Potasios de Chile S.A.(3)	18,179,147	12.73%			6.36%
Banco de Chile por cuenta de State Street			10,848,766	7.60%	3.80%
AFP Habitat S.A.	615,559	0.43%	9,921,018	6.95%	3.69%
Inversiones Global Mining Chile Ltda.(3)	8,798,539	6.16%	—	—	3.08%
AFP Capital S.A.	—	—	7,759,704	5.43%	2.72%
Banco Santander por Cuenta de Inv Extranj	—	—	7,631,639	5.34%	2.67%
AFP Provida S.A.	—	—	7,619,850	5.34%	2.67%
AFP Cuprum S.A.	—	—	7,264,046	5.09%	2.54%
________________________________________________
(1)SQM has been informed that Tianqi Lithium Corporation (“Tianqi”) (i) owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A common shares held by Inversiones TLC SpA registered in the shareholder registry of the DCV as of March 31, 2025 and (ii) owns directly 748,490 Series B common shares in the form of ADRs. Therefore, Tianqi beneficially owns 22.16%, of SQM’s total shares.
(2)Sociedad de Inversiones Pampa Calichera S.A (“Pampa Calichera”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange. Originally, the shareholders of Pampa Calichera were employees of SQM. Pampa Calichera was formed to hold the capital stock of SQM contributed by such employees or later acquired in the open market.
(3)SQM has been informed that, as of March 31, 2025, the indirect controller of Norte Grande S.A. is Pacific Atlantic International Holding Corporation. 100% of the shares into which the capital of Pacific Atlantic International Holding Corporation is divided is part of a trust, called The Pacific Trust, constituted by Mr. Julio Ponce Lerou in favor of his children, in equal parts, the following: Julio Ponce Pinochet, Alejandro Ponce Pinochet, Francisca Ponce Pinochet and Daniela Ponce Pinochet. Pacific Atlantic International Holding Corporation owns 100% of the shares into which the capital of the company SQ Grand Corp. is divided, which in turn has 99.99% of the social rights of Inversiones SQ Limitada, who owns the 92% of the shares of Inversiones SQYA SpA. Inversiones SQ limitada owns 0.026% of the shares of Norte Grande S.A., and Inversiones SQYA SpA, for its part, owns 80.80% of the shares of Norte Grande S.A.
(4)Includes 748,490 Series B common shares held by Tianqi in the form of ADRs described in footnote (1) above.

As of March 31, 2025, SQM did not have a Controller Group.
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
Approximately 1,109 record holders were in Chile as of March 31, 2025.

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
As of April 23, 2025, there were 142,818,904 Series A common shares and 142,818,904 Series B common shares outstanding.
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
In November 2024, the Board of Directors amended the Policy on Customary Transactions with Related Parties.
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
The following is the composition of the consolidated sales for the periods ending on December 31, 2024, 2023 and 2022:

Th. US$	2024	2023	2022
Foreign sales	4,357,210	7,306,869	10,487,430
Total sales	4,528,761	7,476,550	10,710,578
Foreign sales %	96.2%	97.7%	97.9%

8.A.7Legal Proceedings
Chilean Tax Litigation

The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, SQM had paid a total of US$986.3 for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and is still subject to appeal by SQM Salar, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024). This expense reflects the potential impact of the Santiago Court of Appeals ruling on the tax claims. As of December 31, 2024 and December 31, 2023, the Company recorded non-current tax receivables of US$59.5 million.

Association with Codelco

On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The proceeding is awaiting pleadings before the Court of Appeals of Santiago, a court that on various occasions has decided not to grant Tianqi's requests to suspend the effects of the association.

Request for Information and Subpoena

The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has undertaken an internal review to identify information to respond to the SEC's request thus actively cooperating in the review.

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

On March 28, 2024, the Board of Directors, agreed to recommend to the shareholders the payment of a final dividend for 2023. The dividend payment was presented for consideration and approved at the Annual General Shareholders’ Meeting held on April 25, 2024. The amount of the final dividend approved by shareholders was US$2.11386 per share; the amounts paid as interim dividends were deducted from this amount; the balance, in the amount of US$0.21339 per share, was paid and distributed to Company’s shareholders on May 16, 2024.
SQM’s dividend policy for 2024 reported at the Annual General Shareholders’ Meeting held on April 25, 2024, included the following:

(a)Distribute and pay, as a final dividend (dividendo definitivo) to the corresponding shareholders, a percentage of the net income equal to 30% of the 2024 net income1:

(b)Without prejudice to the foregoing, the percentage indicated in letter (a) above may be increased to the extent that the Company's board of directors deems that said increase does not materially and negatively affect the Company's ability to make its investments and to meet estimated future cash requirements, considering, among others, the following financial parameters:

(i)60% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “the total current liabilities”, both net of the respective dividend amount, is equal to or greater than 1.5 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 1.0 times.
(ii)80% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “total current liabilities”, both net of the respective dividend amount, is equal to or greater than 2.0 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 0.9 times.
(iii)100% of the 2024 net income, when the following financial parameters are met: (a) that the “total current assets”, divided by the “total current liabilities”, both net of the respective dividend amount, is equal to or greater than 2.5 times, and (b) the sum of the “total current liabilities” and “total non-current liabilities”, excluding both “cash and cash equivalents” and “other current financial assets”, divided by the “total equity” is equal to or less than 0.8 times.

(c)Distribute and pay, if possible and subject to previously mentioned considerations, during 2024 and the first quarter of 2025, interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend.

(d)At the annual general shareholders’ meeting that will be held in 2025, the Board of Directors shall propose a final dividend discounting the total amount of the interim dividends previously distributed, considering that this does not materially and negatively affect the Company's ability to make its investments, comply with its obligations, and in general, to comply with the investment and financing policies approved by the shareholders at the annual general shareholders’ meeting.

(e)If there is an excess of net income in 2024, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a possible distribution of special dividends (dividendos eventuales) charged to the retained earnings and approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.
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
1 Net income as reported in the financial statements approved by the Annual General Meeting of Shareholders, and filed with the CMF.

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
Holders of ADRs generally have the right to receive dividends and other distributions we make on Series B common shares held by the ADR custodian under the terms of the deposit agreement in proportion to the number of ADRs held as of the specified record date, after deduction of the applicable fees, taxes and expenses. Receipt of these dividends and distributions may be limited by practical considerations and legal limitations, which may delay the payment and receipt of dividends and distributions by ADR holders.
The depositary will, as promptly as practicable, convert all cash dividends and other cash distributions received by the depositary or the custodian in respect of the deposited Series B common shares into U.S. dollars and, as promptly as practicable, distribute the amount thus received (net of any fees of the depositary) to the holders of ADRs in proportion to the number of ADRs representing such Series B Shares held by each of them. The amount distributed also will be reduced by any amounts required to be withheld by SQM, the depositary or the custodian on account of taxes and the depositary’s foreign currency conversion expenses.
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

Dividends	Paid in	Per Share	Per ADR
Declared for the fiscal year	Year	Ch$	US$
2019 (interim)	2019	215.25	0.30598
2019 (interim)	2019	192.19	0.26669
2019 (interim)	2019	190.39	0.22987
2019	2020	217.67	0.25414
2020 (interim)	2020	138.91	0.17092
2020 (interim)	2020	297.95	0.37994
2020 (interim)	2020	10.79	0.01530
2020	2021	173.82	0.23797
2021 (interim)	2021	243.70	0.31439
n/a (eventual)	2021	1,202.34	1.40037
2021	2022	82.46	0.09691
2022 (interim)	2022	2,267.02	2.78716
2022 (interim)	2022	1,776.62	1.84914
n/a (eventual)	2022	2,653.93	3.08057
2022	2023	2,537.08	3.22373
2023 (interim)	2023	640.64	0.78760
2023 (interim)	2023	537.06	0.60940
2023 (interim)	2023	437.02	0.50347
2023	2023	205.96	0.21339
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
ITEM 9.   THE OFFER AND LISTING
9.A.Offer and Listing Details
Our Series A common shares and Series B common shares are currently traded on the Santiago Stock Exchange, and the Bolsa Electrónica de Chile Bolsa de Valores S.A., (the Electronic Stock Exchange) under the trading symbols “SQM-A” and “SQM-B”, respectively. ADRs, each representing one share of our Series B common shares are also traded on the New York Stock Exchange ("NYSE") under the trading symbol “SQM”.
9.BPlan of Distribution
Not Applicable.

9.CMarkets
Our Series A common shares and Series B common shares have traded on the Santiago Stock Exchange and the Electronic Stock Exchange.The ADRs representing Series B common shares have traded on the NYSE since September 20, 1993. The depositary bank for these ADRs is The Bank of New York Mellon.
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
SQM-Corfo Agreements
Our subsidiary SQM Salar holds exclusive rights until 2030, subject to the terms and conditions of the concession agreements, to exploit the mineral resources in an area covering approximately 140,000 hectares in the Salar de Atacama, 81,920 hectares of which SQM Salar is entitled to exploit pursuant to (i) a lease agreement over mining exploitation concessions among Corfo, SQM, SQM Salar and SQM Potasio S.A. (the “Corfo Lease Agreement”), originally entered into in 1993, and (ii) the associated Salar de Atacama project agreement among Corfo, SQM, SQM Salar and SQM Potasio (the “Corfo Project Agreement” and together with the Corfo Lease Agreement, the “SQM-Corfo Agreements”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar pursuant to the Corfo Lease Agreement in exchange for quarterly lease payments to Corfo based on specified percentages of the final sale prices of the production of minerals extracted from the Salar de Atacama brines. SQM Salar also pays an annual concession fee to the Chilean government for the concession rights. Under the terms of the Corfo Project Agreement, Corfo has agreed that it will not, and will not permit any other person to, explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama. Corfo cannot unilaterally amend the SQM-Corfo Agreements and the rights to exploit the resources cannot be transferred. All of our products originating from the Salar de Atacama, principally lithium carbonate, lithium hydroxide and potassium chloride, are derived from our extraction operations under the SQM-Corfo Agreements.
The SQM-Corfo Agreements were amended and restated effective April 10, 2018 and further amended in 2020 and provide the following terms, among others:
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
(vi)provisions regarding the return of the leased real estate assets and personal property to Corfo, the transfer of environmental permits to Corfo at no cost and granting Corfo purchase options over production facilities and water rights in the Salar de Atacama upon termination of the SQM-Corfo Agreements; and
(vii)prohibitions against the sale of lithium brine extracted from leased mining concessions by SQM, SQM Salar and SQM Potasio.
The SQM-Corfo Agreements expire on December 31, 2030 and are subject to early termination by Corfo in connection with certain events of default. Under the SQM-Corfo Agreements, Corfo will use its best efforts to initiate a public bidding or contracting process for a contract for the exploitation of the Salar de Atacama properties no later than June 30, 2027 and to complete the process no later than July 30, 2029, except if a force majeure event occurs. The foregoing description of the Corfo Agreements is qualified in its entirety by reference to the SQM-Corfo Agreements filed as Exhibits 10.1, 10.2 and 10.3 to this Form 20-F, and incorporated herein by reference. See also “Item 3.D. Risk Factors – Risks Relating to Our Business – Our inability to extend or renew on favorable terms the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2030 could have a material adverse effect on our business, financial condition and results of operations.” and “— Risks Relating to Chile — The new National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business performance or the value of our shares and ADRs.”, “Item 5.A. Operating Results – Results of Operations – 2024 compared to 2023 – Cost of Sales – Lithium and Derivatives” and “– Potassium” and Notes 18.2 to our consolidated financial statements” for additional information regarding the SQM-Corfo Agreements.
Association Agreement between SQM and Codelco

On May 31, 2024, SQM and Codelco, Chilean state-owned copper mining company entered into a partnership agreement which establishes the rights and obligations of the parties to form their partnership for the development of mining and production activities aimed at the production of lithium, potassium and other products from the properties of Corfo in the Salar de Atacama and their subsequent marketing (directly or through its subsidiaries or representative offices) for the period 2025-2060.

The Agreement includes forms of several agreements and documents to be entered into prior to the completion of the transaction, including the shareholders’ agreement, the sales agreement for the Company’s properties in the Salar de Maricunga, the license that the Company will grant to the Association Agreement over certain industrial property rights, the by-laws and powers of attorney of the Joint Venture, and the manner in which the Company will contribute to SQM Salar S.A. those assets and contracts of the Business that are not currently owned by SQM Salar S.A., among others. A number of conditions precedent remain to be satisfied for the formation of the partnership to become effective.
The entire document of the Joint Venture Agreement between SQM and Codelco is filed as Exhibit 4.1 to this Form 20-F.
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
Our 1993, 1995, 1998 and 2021 capital increases were carried out under and subject to the then current legal regulations, whose summary is hereafter included:
A Convención Capítulo XXVI del Título I del Compendio de Normas de Cambios Internacionales or Compendium of Foreign Exchange Regulations of the Central Bank of Chile the “Foreign Investment Contract”, was entered into and among the Central Bank of Chile, our Company and the depositary pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile, “Chapter XXVI,” which addresses the issuance of ADRs by a Chilean company. Absent the Foreign Investment Contract, under applicable Chilean exchange controls, investors would not be granted access to the Formal Exchange Market for the purposes of converting from Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect to deposited Series B common shares, or Series B common shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying Series B common shares and any rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.
Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile has agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or not domiciled in Chile who withdraws Series B common shares upon delivery of ADRs (such Series B common shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and remit such U.S. dollars outside of Chile) in respect of the Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares, or from shares distributed because of the liquidation, merger or consolidation of the Company, subject to receipt by the Central Bank of Chile of a certificate from the holder of such shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such shares were sold on a Chilean stock exchange, (c) proceeds from the sale in Chile of preemptive rights to subscribe for additional Series A and Series B common shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation those resulting from any recapitalization, as a result of holding Withdrawn Shares. Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares are redeposited with the depositary. Investors receiving Withdrawn Shares in exchange for ADRs will have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit described hereunder are satisfied.
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
Chapter XXVI and the Foreign Investment Contract provide that a person who brings certain types of foreign currency into Chile, including U.S. dollars, to purchase Series B common shares with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has 5 banking business days within which to invest in Series B common shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire Series B common shares, he can access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request is presented to the Central Bank within 7 banking business days of the initial conversion into Chilean pesos. Series B common shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the depositary that such deposit has been effected and that the related ADRs have been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited Series B common shares.
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

Under current Chilean law, foreign investments abiding by the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying Series B common shares or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.
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
The Central Bank is also responsible for controlling incurrence of loan obligations to be paid from Chile and by a Chilean borrower to banks and certain other financial institutions outside Chile. Chapter XIV establishes what type of loans, investments, capital increases and foreign currency transactions are subject to the current Chapter XIV framework. Foreign currency transactions related to foreign loans must be performed through the Formal Exchange Market, and such transactions and the subsequent modifications of original loans must be properly informed to the Central Bank. Transactions prior to April 19, 2001, will continue to be regulated by the previous legal framework, except in cases where an express request has been presented to the Central Bank surrending previous rights and electing to be regulated by the provisions of Chapter XIV. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV.
As of December 31, 2024, we had six series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$250 million, US$400 million, US$450 million, US$700 million, U$750 million, and US$ 850 million.
Any purchases of U.S. dollars in connection with payments on these loans will occur with the Formal Exchange Market. There can be no assurance, however, that restrictions applicable to payments in respect to the loans could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.
10.E.Taxation
Material Chilean Tax Considerations
The following describes the material Chilean income tax consequences of an investment in SQM ADRs by a natural person without domicile or residence in Chile or, to any legal entity that is not organized under the laws of Chile, that does not have a permanent establishment located in Chile and that lacks domicile or residence in Chile, a ("foreign holder").This discussion is based upon Chilean income tax laws presently in force, available in Rule No. 324 (1990) of the Chilean Internal Revenue Service (Servicio de Impuestos Internos) or the “SII”, and other applicable regulations and rulings. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.
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
Capital Gains
Gains from the sale or other disposition by a foreign holder of ADRs outside of Chile will not be subject to Chilean taxation. The deposit and withdrawal of the shares in exchange for ADRs will not be subject to any Chilean taxes.
The tax cost of the shares received in the ADR exchange (repatriation) will be the acquisition value of the shares. Shares exchanged for ADRs are valued at the maximum price at which they are traded on the Chilean Stock Exchange on the date of the exchange or on any two business days prior to the exchange. Consequently, the conversion of ADRs into shares and the immediate sale of such shares at a price equal to or less than the highest price for Series B shares on the Chilean Stock Exchange on those dates will not generate a taxable gain.
The general tax regime applicable to the highest value or gain recognized in a transfer of shares (unlike the sales or exchanges of ADRs that such shares represent) in force to date, establishes that said gain will be subject to the general taxes set out in the Chilean tax law (Ley de Impuesto a la Renta).
However, the profit obtained from the sale of shares of open stock companies with a stock market presence, which is carried out on a stock exchange, or in a process of public offer for the acquisition of shares governed by the Securities Market Law, will be subject to a single capital gain tax rate of 10%.
For the application of this regime the shares that are sold must have been acquired after April 19, 2001, (i) in a local stock exchange authorized by the CMF, (ii) in a public tender offer for the shares governed by the Securities Market Law, (iii) in an initial public offering for the placement of shares due to the creation of a public limited company or a capital increase of an existing company, (iv) in an exchange of publicly offered securities convertible into shares or, (v) in a redemption of an investment fund shares. If the shares do not qualify for the above special tax treatment, capital gains obtained by foreign holders on the sale or exchange of shares (as distinguished from sales or exchanges of ADRs representing such shares) will be subject to a 35% Withholding Tax in Chile. Such rate could be reduced by the application of a double tax treaty subscribed by Chile. Provisional withholding obligations are applicable under the Chilean Income Tax Law based on different rates depending on whether the capital gain can be determined at the time of the sale. For example, the Chile-U.S. Tax Treaty between the United States and Chile limits the maximum tax rate that both countries can apply to capital gains obtained by a resident of a country in the disposal of shares of a closed joint-stock company in the other country, at a maximum rate of 16%.
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
Material U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (defined below) arising from ownership and disposition of the Series A common shares and the Series B common shares, together the “shares”, and the ADRs. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, the “Code,” the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect and available on the date hereof. These authorities are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary. In addition, the summary assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the U.S. federal income tax treatment of ADRs will be identical to the U.S. federal income tax treatment of the underlying shares.
The discussion that follows is not intended as tax advice to any particular investor and is limited to investors who will hold the shares or ADRs as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The summary does not address the tax treatment of holders that may be subject to special U.S. federal income tax rules, such as insurance companies, tax-exempt organizations, financial institutions, persons who are subject to the alternative minimum tax, persons who are broker-dealers in securities or foreign currency or dealers and traders in securities who use a mark-to-market method of tax accounting, persons who hold the shares or ADRs as a hedge against currency risks, as a position in a “straddle” for tax purposes, or as part of a conversion or other integrated transaction, persons holding our shares or ADRs in connection with a trade or business conducted outside of the U.S., partnerships or other entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes or partners in such partnerships or entities, or persons who own (directly, indirectly or by attribution) 10% or more of the combined voting power of all classes of equity in the Company or 10% or more of the combined value of all classes of equity in the Company. PERSONS OR ENTITIES DESCRIBED ABOVE, INCLUDING PARTNERSHIPS HOLDING SHARES OR ADRs OR PARTNERS IN SUCH PARTNERSHIPS, SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OR ADRs.
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares or ADRs that is, for U.S. federal income tax purposes, (a) an individual who is a U.S. citizen or resident, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof, (c) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (d) a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADRs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the tax treatment of the partnership. Such a partner or partnership should consult its own tax advisor as to its consequences.

The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADRs. U.S. HOLDERS OF SHARES OR ADRs SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR CONSEQUENCES UNDER ANY SUCH LAW OF OWNING OR DISPOSING THE SHARES OR ADRs.
For purposes of applying U.S. federal income tax law, any U.S. Holder of an ADR generally will be treated as the owner of the underlying shares represented thereby. The U.S. Treasury has expressed concerns that parties to whom ADRs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADRs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.
Cash Dividends and Other Distributions
The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Rules.” Distributions received by a U.S. Holder on shares or ADRs, including the amount of any Chilean taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign-source income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in Chilean pesos that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed Chilean peso, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt, which would be ordinary income or loss and would be treated as income from U.S. sources for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADRs, the depositary’s, receipt of the dividend. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.
Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADRs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADRs generally will be treated as qualified dividends if (i) our ADRs are readily tradable on an established securities market in the U.S. (ii) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADRs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADRs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.

The amount of a dividend generally will be treated as foreign-source dividend income to a U.S. Holder for foreign tax credit purposes. As discussed in more detail below under “—Foreign Tax Credits,” it is not free from doubt whether Chilean withholding taxes imposed on distributions on our shares or ADRs will be treated as income taxes eligible for a foreign tax credit for U.S. federal income tax purposes. If a Chilean withholding tax is treated as an eligible foreign income tax, subject to generally applicable limitations, you may claim a credit against your U.S. federal income tax liability for the eligible Chilean taxes withheld from distributions on our shares or ADRs. If the dividends are taxed as qualified dividend income (as discussed above), special rules will apply in determining the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation. THE RULES RELATING TO FOREIGN TAX CREDITS ARE COMPLEX. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE TREATMENT OF CHILEAN WITHHOLDING TAXES IMPOSED ON DISTRIBUTIONS ON OUR SHARES OR ADRs.
Sale or Other Disposition of our Shares or ADRs
For U.S. federal income tax purposes, the gain or loss a U.S. Holder realizes on the sale or other disposition of our shares or ADRs generally will be U.S.-source capital gain or loss for foreign tax credit purposes, and generally will be a long-term capital gain or loss if the U.S. Holder has held our shares or ADRs for more than one year. The amount of a U.S. Holder’s gain or loss will equal the difference between the U.S. Holder’s tax basis in our shares or ADRs disposed of and the amount realized on the disposition (including any amount withheld in respect of Chilean withholding taxes), in each case as determined in U.S. dollars.
In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “—Material Chilean Tax Considerations—Capital Gains” above. As discussed in more detail below under “—Foreign Tax Credits,” subject to generally applicable limitations and substantiation requirements, a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or other disposition of our shares or ADRs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF OUR SHARES OR ADRs.
Foreign Tax Credits
Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADRs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. Pursuant to the Chile-U.S. Tax Treaty, after the effective date of the Chile-U.S. Tax Treaty (which was February 1, 2024, with respect to taxes withheld at source, and January 1, 2024, for all other taxes), the Chilean dividend withholding taxes and Chilean capital gain tax will be eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADRs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.
Passive Foreign Investment Company Rules
We do not expect to be a PFIC for U.S. federal income tax purposes for our 2024 taxable year and do not anticipate being a PFIC for our 2025 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADRs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.
Information Reporting and Backup Withholding
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in our shares or ADRs, subject to certain exceptions (including an exception for our shares or ADRs held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our shares or ADRs. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN U.S. TAX ADVISORS REGARDING INFORMATION REPORTING REQUIREMENTS RELATING TO THEIR OWNERSHIP OF OUR SHARES OR ADRs.
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
Medicare Contribution Tax
Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like our shares or ADRs, less certain deductions. A U.S. Holder should consult the U.S. Holder’s tax advisor regarding the possible application of this legislation in the U.S. Holder’s particular circumstances.
A U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SHARES OR ADRs.
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
Depositary Payments Fiscal Year 2024
The depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. In 2024, the depositary reimbursed expenses related to investor relations for a total amount of US$211,255.21.

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.   CONTROLS AND PROCEDURES
(a)Disclosure Control and Procedures
SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2024.
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
Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2024, the Company’s internal control over financial reporting was effective.
(c)Attestation Report of the Registered Public Accounting Firm
For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2024, see page F-1 of our consolidated financial statements.

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
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2024 and 2023 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2024	2023
Audit fees	1,552	1,570
Tax fees	227	241
All other fees	728	403
Total fees	2,507	2,214
Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2024 and 2023 in connection with the audits of our annual consolidated financial statements Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2024 and 2023 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.
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
ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.   INSIDER TRADING POLICIES
Since June 2021, the Company has an Insider Trading Policy that is part of the Manual for the Management of Information of Interest to the Market. The entire document (the "Manual") is filed as Exhibit 11 to this Form 20-F.
The purpose of this Insider Trading Policy is to ensure compliance with applicable securities regulations and to prevent the improper use of material non-public information (MNPI) related to SQM securities. This policy outlines the rules governing transactions and holdings of SQM securities by covered individuals, ensuring compliance with applicable insider trading laws, rules and regulations, and NYSE listing standards.

The scope of the Insider Trading Policy applies to all individuals covered under the Manual (the "Recipients of the Manual"), including: Directors, officers, employees, and other individuals with access to MNPI. The Insider Trading Policy is applicable to transactions executed directly or indirectly through controlled entities or third parties acting on behalf of the Recipients of the Manual. All Recipients of the Manual must comply with this policy, as well as relevant provisions of the Chilean Securities Law, the Chilean Corporations Law, and the regulations of the CMF and the U.S. Securities and Exchange Commission (SEC).

The Insider Trading Policy establishes trading restrictions and blackout periods, as follow:

General Policy

Recipients of the Manual may trade SQM securities only if they comply with the Insider Trading Policy and applicable securities regulations. However, trading by the recipients of the Manual is strictly prohibited during the blackout periods as described below.

(a) Pre-Financial Disclosure Blackout:

No trading is permitted during the 30-day period prior to the disclosure of the Company’s quarterly or annual financial statements until the first full trading day following such filing.
The Company publishes planned disclosure dates at least 30 days in advance on its website (www.sqm.com, Investor Relations section) and on the CMF platform.

The Investor Relations department will notify the Recipients of the Manual about the start and end of these blackout periods.

(b) Essential Facts Blackout:

Recipients aware of an essential fact (material event that requires disclosure) must abstain from trading until the first full trading day following its disclosure to the CMF and the market.

(c) Reserved Information Blackout:

Recipients in possession of reserved (confidential) information must not trade SQM securities until the first full trading day following its disclosure to the CMF and the market.

Exceptions

The following transactions are exempt from blackout period restrictions:
(i) Exercise of stock options granted under compensation plans, provided they occur within designated periods. (ii) Subscription of preemptive rights for Company's shares that must be exercised within a specific period.

Compliance & Enforcement

In case of violation of the Insider Trading Policy, the Disclosure Committee will assess the severity of the violations and determine appropriate sanctions. These sanctions are in addition to any penalties imposed under common legislation, the Chilean Securities Law, the Chilean Corporations Law, and the regulations of the CMF and the SEC.

Disclosure of SQM Securities Holdings

SQM discloses holdings of its shares by Directors and Senior Executives in the annual report, in compliance with CMF requirements and in the Form 20-F, in compliance with SEC requirements.

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

Every three years, SQM's Business Risk Management Department requests a evaluation of SQM's risk management function. This evaluation is conducted by an external audit firm and includes a review of governance, processes, culture, and supporting systems, comparison with an industry benchmark, and recommendations. The most recent evaluation was conducted in 2024.

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

SQM manages information security and cybersecurity through its IT Security and Governance Department for both its divisions: SQM Iodine-Plant Nutrition Division, SQM Lithium Chile Division and SQM International Lithium Division. The main responsibility of these departments is to protect the Company's IT infrastructure from cyberattacks and other threats. SQM has an Information Security Management System (ISMS) based on ISO 27001, the Control Objectives for Information and Related Technologies (COBIT), and the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF).

The SQM Iodine-Plant Nutrition Division has an IT Security and Governance Department, where the Cybersecurity Leader is responsible for managing security resources, implementing protective measures, continuously monitoring, and developing response plans for cybersecurity incidents. Additionally, the department includes a Cybersecurity Risk team, under the direction of the IT Risk and Compliance Leader, responsible for managing and detecting risks, establishing robust security policies, and ensuring compliance with internal regulations and regulations related to information security and cybersecurity.

The IT Security and Governance Department reports to the Deputy IT Manager and the IT Manager, who bring over 30 years of combined experience in risk management, information asset protection, and operational continuity management in the mining sector. They oversee our divisions globally, providing advice and support to business and operational managers in their activities to ensure that information security and cybersecurity are managed as critical components of our overall sustainability strategy. Through their leadership, they ensure that best practices in cybersecurity and risk management are effectively implemented, promoting a culture of security that protects our assets and strengthens our operational resilience.

The Lithium Chile Division has an IT Security and Governance Department led by the Department Head, who reports directly to the IT Manager. This department has two main missions: Information Security, which manages risks related to the use of information technologies, regulatory compliance, and data protection; and Cybersecurity, which effectively protects, defends, and contains, through advanced monitoring, potential events and incidents that could affect availability, integrity, and confidentiality.

We have not had any major cybersecurity incidents or series of individually immaterial cybersecurity incidents that require disclosure in this Form 20-F.

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

2.1
Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 2.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2023, is incorporated herein by reference.

4.1
Joint Venture Agreement for the Mining, Productive, Commercial, Community and Environmental Development of the Atacama Salt Flats dated May 31, 2024 (the “Association Agreement”) between Codelco and the Company.[1]

4.2	Form of Shareholders’ Agreement to be entered into among the joint venture company, Codelco, Salares de Chile SpA, the Company and SQM Litio Chile S.A.[1]
8.1	Subsidiaries of the Company
10.1
Composite Consolidated and Updated Text of the OMA Mining Lease Agreement dated January 17, 2018, as amended through January 8, 2020, among Corfo, SQM Salar S.A., the Company and SQM Potasio S.A. (the “Corfo Lease Agreement”), filed as Exhibit 10.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference..

10.2
Composite Consolidated and Updated Text of the Salar de Atacama Project Agreement dated January 17, 2018, as amended through December 1, 2020, among Corfo, SQM Potasio S.A., the Company and SQM Salar S.A. (the “Corfo Project Agreement”),filed as Exhibit 10.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference..

10.3
Composite Annexes and Exhibits to the Corfo Lease Agreement and the Corfo Project Agreement, filed as Exhibit 10.3 to the Company's Annual Report on Form 20-F for the year ended December 31, 2022, is incorporated herein by reference

11	Manual for the Management of Information of Interest to the Market
12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification
23.1
Consent of Juan Becerra, SQM, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.1 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.2
Consent of Rodrigo Riquelme Tapia, GeoInnova, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.2 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.3
Consent of Marco Fazzi, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.3 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.4
Consent of Freddy Ildefonso, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.4 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.5
Consent of Gino Slanzi, Inprotect, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.5 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.6
Consent of Marzo Fazzi, SQM, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.6 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.7
Consent of Freddy Ildefonso, SQM, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.7 to the Company's Report on Form 6-K on April 23, 2025., is incorporated herein by reference

23.8
Consent of Gino Slanzi, Inprotect, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.8 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.9
Consent of GeoInnova Consultores regarding the Mount Holland Lithium Project Technical Report Summary, filed as Exhibit 23.9 to the Company's Report on Form 6-K on April 23, 2025, is incorporated herein by reference

23.10	Consent of Marco Fazzi, SQM, regarding the Pampa Orcoma property Technical Report Summary
23.11	Consent of Freddy Ildefonso, SQM, regarding the Pampa Orcoma property Technical Report Summary
23.12	Consent of Gino Slanzi, Inprotec, regarding the Pampa Orcoma property Technical Report Summary
96.1
Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 23, 2025, filed as Exhibit 96.1 to the Company's Report on Form 6-K on April 23,2025, is incorporated herein by reference

96.2
Technical Report Summary regarding the Nueva Victoria property, prepared by SQM, dated April 23, 2025, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 23, 2025, is incorporated herein by reference.

96.3
Technical Report Summary regarding the Pampa Blanca property, prepared by SQM, dated April 23, 2025, filed as Exhibit 96.2 to the Company’s Report on Form 6-K on April 23, 2025, is incorporated herein by reference.

96.4
Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.5
Technical Report Summary regarding the Mount Holland lithium project, prepared by GeoInnova Consultores for SQM, dated April 23, 2025, filed as Exhibit 96.5 to the Company’s Report on Form 6-K on April 23, 2025, is incorporated herein by reference.

97	Company's Incentive-Based Compensation Recovery Policy dated October 18, 2023.
99.1	Pampa Group Agreement, filed as Exhibit 99.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, is incorporated herein by reference.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline Cover Page Interactive Data File – The Cover Page
1Certain information has been omitted from this exhibit pursuant to Item 4 of the “Instructions As to Exhibits” of Form 20-F because it is both not material and is the type of information that the Company treats as private or confidential. The Company hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the Securities and Exchange Commission upon request.
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
/s/ Gerardo Illanes
Gerardo Illanes G.
Chief Financial Officer
Date: April 23, 2025

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

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Bulk Inventories Volume

As described in Notes 3.15, 3.34 and 10 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances as of December 31, 2024 amounted to US$698 million and US$854 million, respectively, which included bulk inventories amounting to US$ 249 million and US$139 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of inventories volumes, including controls over management’s physical inventory process and the determination of the product density. These procedures also included, among others, observing management’s physical inventory and assessing roll forward activity between the time of the inventory and year-end. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s topography measures, assess the reasonableness of management’s determination of the product density and observe management’s annual physical inventory.

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

The principal considerations for our determination that performing procedures relating to the environmental, tax, and legal contingencies is a critical audit matter are (i) the significant judgment by management when assessing whether a loss is probable and when determining whether the amount of the loss can be reasonably estimated and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the loss contingencies associated with environmental, tax and legal matters.

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

/s/ PricewaterhouseCoopers Consultores Auditores y Compañía Limitada
Santiago, Chile
April 23, 2025
We have served as the Company’s auditor since 2011

Consolidated Statements of Financial Position

Assets	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,377,851	1,041,369
Other current financial assets	12.1	1,079,595	1,325,843
Other current non-financial assets	16	200,705	136,750
Trade and other receivables, current	12.2	606,137	907,181
Trade receivables due from related parties, current	11.5	28,706	43,253
Current inventories	10	1,702,185	1,774,594
Current tax assets	25.1	583,143	637,033
Total current assets other than those classified as held for sale or disposal		5,578,322	5,866,023
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		118	118
Total current assets		5,578,440	5,866,141

Non-current assets
Other non-current financial assets	12.1	60,706	248,281
Other non-current non-financial assets	16	364,166	373,700
Non-current trade receivables	12.2	2,727	2,559
Investments accounted for under the equity method	7.1-8.1	585,794	86,417
Intangible assets other than goodwill	14.1	167,968	155,874
Goodwill	14.1	948	958
Property, plant and equipment, net	15.1	4,433,645	3,609,937
Right-of-use assets	13.1	84,070	73,193
Non-current tax assets	25.1	59,541	59,541
Deferred tax assets	25.3	157,564	302,236
Total non-current assets		5,917,129	4,912,696
Total assets		11,495,569	10,778,837

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

Liabilities and Equity	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	1,163,468	1,256,499
Lease liabilities, current	13.2	23,011	18,192
Trade and other payables, current	12.5	471,449	449,633
Current trade payables due to related parties	11.6	10,265	2,346
Other current provisions	18.1	311,197	392,322
Current tax liabilities	25.2	79,841	183,633
Provisions for employee benefits, current	17.1	31,546	23,946
Other current non-financial liabilities	18.4	128,039	187,305
Total current liabilities		2,218,816	2,513,876
Non-current liabilities
Other non-current financial liabilities	12.4	3,600,582	3,213,422
Non-current lease liabilities	13.2	60,801	56,966
Other non-current provisions	18.1	53,317	60,450
Deferred tax liabilities	25.3	298,379	394,688
Non-current provisions for employee benefits	17.1	65,607	62,006
Total non-current liabilities		4,078,686	3,787,532
Total liabilities		6,297,502	6,301,408

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,623	1,577,643
Retained earnings		3,620,612	2,748,686
Other reserves		(37,416)	114,870
Equity attributable to owners of the Parent		5,160,819	4,441,199
Non-controlling interests		37,248	36,230
Total equity		5,198,067	4,477,429
Total liabilities and equity		11,495,569	10,778,837

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the three years in the period ended
Consolidated Statements of Income	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$
Revenue	21.1	4,528,761	7,467,490	10,710,578
Cost of sales	21.2	(3,201,654)	(4,392,436)	(4,973,953)
Gross profit		1,327,107	3,075,054	5,736,625
Other income	21.3	32,229	40,557	9,854
Administrative expenses	21.4	(185,959)	(175,765)	(142,644)
Other expenses	21.5	(104,698)	(93,400)	(75,971)
Impairment of financial assets and reversal of impairment losses	21.7	(639)	202	3,369
Other (losses) gains	21.6	(2,142)	(2,254)	117
Income from operating activities		1,065,898	2,844,394	5,531,350
Finance income	21.10	103,642	122,726	47,038
Finance costs	15-21.9	(197,544)	(138,402)	(86,651)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	11,025	593	20,159
Foreign currency translation differences	24	(8,607)	(22,293)	(25,400)
Income before taxes		974,414	2,807,018	5,486,496
Income tax expense	25.3	(282,573)	(1,876,751)	(1,572,212)
Net income		691,841	930,267	3,914,284
Net income attributable to:
Net income attributable to owners of the parent		685,117	923,191	3,906,311
Net income attributable to non-controlling interests		6,724	7,076	7,973
		691,841	930,267	3,914,284

Basic earnings per share (US$ per share)	3.26	2.3986	3.2320	13.6757

Diluted earnings per share (US$ per share)	3.26	2.3986	3.2320	13.6757

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the three years in the period ended
Consolidated Statements of Comprehensive Income	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Net income	691,841	930,267	3,914,284
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from measurements of defined benefit plans	3,148	(5,843)	(6,350)
Gains from financial assets measured at fair value through other comprehensive income	3,520	190,509	190
Total other comprehensive income (loss) that will not be reclassified to income for the year, before taxes	6,668	184,666	(6,160)
Items of other comprehensive income that will be reclassified to income for the year, before taxes
(Losses) gains from foreign currency exchange	(34,516)	3,177	(255)
Cash flow hedges- effective portion of changes in far value	2,520	126	36,079
Cash flow hedges-reclassified to income for the year	8,773	18,566	(9,457)
Total other comprehensive (losses) income that will be reclassified to income for the year	(23,223)	21,869	26,367
Other items of other comprehensive (losses) income, before taxes	(16,555)	206,535	20,207
Income taxes related to items of other comprehensive income that will not be reclassified to income for the year
Income tax (expense) benefit related to defined benefit plans measured through other comprehensive income	(860)	1,582	1,273
Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income	(2,723)	(57,242)	(17)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(3,583)	(55,660)	1,256
Income taxes relating to components of other comprehensive income that will be reclassified to income for the year
Income tax expense related to gains on cash flow hedges	(3,049)	(5,047)	(7,172)
Total income tax (expense) relating to components of other comprehensive income that will be reclassified to income for the year	(3,049)	(5,047)	(7,172)

Total other comprehensive (loss) income	(23,187)	145,828	14,291
Total comprehensive income	668,654	1,076,095	3,928,575
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	661,727	1,068,968	3,920,781
Comprehensive income attributable to non-controlling interest	6,927	7,127	7,794
	668,654	1,076,095	3,928,575
See note 19.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		5,102,866	8,162,698	10,954,251
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,000	—	1,345
Cash receipts derived from sub-leases		—	89	129
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(3,399,104)	(5,637,224)	(5,255,694)
Cash payments relating to variable leases	21.8	(6,138)	(4,700)	(3,631)
Other payments related to operating activities		(94,899)	(86,291)	(24,148)
Net cash generated from operating activities		1,603,725	2,434,572	5,672,252
Dividends received	7.1-8.1	18,566	9,328	6,354
Interest paid		(240,825)	(121,222)	(109,697)
Interest paid on lease liabilities	21.9	(2,820)	(2,038)	(1,226)
Interest received		97,077	103,352	48,120
Income taxes paid		(235,155)	(2,309,640)	(1,648,668)
Other cash (outflows) inflows (1)	3.4	34,110	(310,991)	110,460
Net cash generated from (used in) operating activities		1,274,678	(196,639)	4,077,595

Cash flows generated from (used in) investing activities
Proceeds from the sale of equity instruments		—	4,745	4,745
Purchase of ownership interest in associates and joint ventures	8.4	(356,846)	(34,547)	—
Acquisition of equity instruments		(11,063)	(30,701)	—
Acquisition of subsidiaries	2.5	(122,594)	—	—
Proceeds from the sale of property, plant and equipment		23	44	112
Payment of loans from related entities		(6,746)	—	—
Acquisition of property, plant and equipment		(971,792)	(1,103,598)	(905,247)
Proceeds from sale of intangible assets		13,037	5,205	3,624
Proceeds related to futures, forward options and swap contracts		346	18,034	39,878
Loans to related parties		2,093	3,387	873
Purchases of other long-term assets	16	(10,701)	(12,002)	(11,341)
Other cash inflows (outflows) (2)		250,251	(332,060)	(42,045)
Cash flow used in investing activities		(1,213,992)	(1,481,493)	(909,401)
________________________________________________
(1)Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grants.
(2)Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Payment of lease liabilities		(22,288)	(15,914)	(10,478)
Proceeds from long-term loans		886,000	850,000	200,000
Proceeds from short-term loans		1,250,000	1,215,000	60,000
Loan repayments		(1,764,869)	(530,717)	(13,117)
Proceeds (payments) from hedges associated to loans		759	18,927	(993)
Dividends paid		(67,219)	(1,471,035)	(2,238,381)
Net cash flow generated from financing activities		282,383	66,261	(2,002,969)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		343,069	(1,611,871)	1,165,225
Effects of exchange rate fluctuations on cash and cash equivalents		(6,587)	(1,996)	(25,040)
Increase (decrease) in cash and cash equivalents		336,482	(1,613,867)	1,140,185
Cash and cash equivalents at beginning of year		1,041,369	2,655,236	1,515,051
Cash and cash equivalents at end of year	9	1,377,851	1,041,369	2,655,236

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429
Net income	—	—	—	—	—	—	—	—	685,117	685,117	6,724	691,841
Other comprehensive (loss) income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	—	(23,390)	203	(23,187)
Comprehensive income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	685,117	661,727	6,927	668,654
Equity instruments irrevocably recognized in other comprehensive income (loss)	—	—	—	(128,793)	—	—	—	(128,793)	186,809	58,016	—	58,016
Dividends (1)	—	—	—	—	—	—	—	—	—	—	(5,909)	(5,909)
Capital decrease	(20)	—	—	—	—	—	20	20	—	—	—	—
Other increases in equity	—	1,603	—	—	—	—	(1,726)	(123)	—	(123)	—	(123)
Total changes in equity	(20)	(33,103)	8,244	(127,996)	2,275	(23,390)	(1,706)	(152,286)	871,926	719,620	1,018	720,638
Equity as of December 31, 2024	1,577,623	(38,024)	7,314	(5,702)	(11,179)	79,599	10,175	(37,416)	3,620,612	5,160,819	37,248	5,198,067

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net income	—	—	—	—	—	—	—	—	923,191	923,191	7,076	930,267
Other comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	—	145,777	51	145,828
Comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	923,191	1,068,968	7,127	1,076,095
Dividends (1)	—	—	—	—	—	—	—	—	(1,524,619)	(1,524,619)	(6,266)	(1,530,885)
Other (decreases) increases in equity	—	—	—	—	—	—	218	218	—	218	—	218
Total changes in equity	—	3,121	13,645	133,267	(4,256)	145,777	218	145,995	(601,428)	(455,433)	861	(454,572)
Equity as of December 31, 2023	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net income	—	—	—	—	—	—	—	—	3,906,311	3,906,311	7,973	3,914,284
Other comprehensive (loss)	—	(129)	19,450	173	(5,024)	14,470	—	14,470	—	14,470	(179)	14,291
Comprehensive income	—	(129)	19,450	173	(5,024)	14,470	—	14,470	3,906,311	3,920,781	7,794	3,928,575
Sale of equity instruments irrevocably recognized in OCI	—	—	—	—	—	—	—	—	—	—	—	—
Dividends (1)	—	—	—	—	—	—	—	—	(2,204,229)	(2,204,229)	(7,369)	(2,211,598)
Capital stock increase	—	—	—	—	—	—	—	—	—	—	—	—
Other decreases in equity	—	—	—	—	—	—	(1,440)	(1,440)	—	(1,440)	493	(947)
Total changes in equity	—	(129)	19,450	173	(5,024)	14,470	(1,440)	13,030	1,702,082	1,715,112	918	1,716,030
Equity as of December 31, 2022	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
________________________________________________
(1)See Note 19.7

Glossary
The Following capitalized terms in these financial statements (including their notes) will have the following meaning:
“ADS’’ American Depositary Shares;
"ADR" American Depositary Receipt
“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;
“CCHEN’’ Chilean Nuclear Energy Commission;
“CCS’’ cross currency swap;
“CINIIF’’ International Financial Reporting Interpretations Committee;
“CMF’’ Financial Market Commission;
“Codelco’’ Chilean Corporación Nacional del Cobre;
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
“PPM” The monthly provisional payments.
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
“SQM NA” SQM North America Corporation;
“SQM Nitratos” SQM Nitratos S.A.;
“SQM Potasio” SQM Potasio S.A.;
“SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.;
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
1.5    Other background
(a)Employees
As of December 31, 2024, and 2023, the workforce was as follows:

	As of December 31, 2024			As of December 31, 2023
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	25	167	192	33	137	170
Professionals	211	3,179	3,390	190	2,663	2,853
Technicians and operators	411	4,351	4,762	364	4,295	4,659
Total	647	7,697	8,344	587	7,095	7,682

	As of December 31, 2024			As of December 31, 2023
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	647	6,611	7,258	587	6,447	7,034
Outside Chile	—	1,086	1,086	—	648	648
Total	647	7,697	8,344	587	7,095	7,682

(b)Main shareholders
As of December 31, 2024, there were 1,115 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2024 and 2023, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2024	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	42,599,351	29.83%	14.91%
Sociedad de Inversiones Pampa Calichera S.A.	41,885,389	29.33%	1,611,227	1.13%	15.23%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile on behalf of State Street	—	—	11,210,700	7.85%	3.92%
AFP Habitat S.A.	614,872	0.43%	9,927,240	6.95%	3.69%
Global Mining Spa	8,798,539	6.16%	—	—	3.08%
Banco Santander on behalf of foreign investors	—	—	7,809,941	5.47%	2.73%
AFP Provida S.A.	—	—	8,160,173	5.71%	2.86%
AFP Cuprum S.A.	—	—	7,867,910	5.51%	2.75%
AFP Capital S.A.	—	—	7,924,281	5.55%	2.77%
Banco De Chile on Behalf of Non-Resident Third Parties	55,980	0.04%	4,965,585	3.48%	1.76%

Shareholders as of December 31, 2023	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	46,174,681	32.33%	16.17%
Sociedad de Inversiones Pampa Calichera S.A.	42,640,389	29.86%	1,611,227	1.13%	15.49%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile on behalf of State Street	—	—	11,744,230	8.22%	4.11%
AFP Habitat S.A.	603,789	0.42%	9,991,619	7.00%	3.71%
Global Mining Spa	8,798,539	6.16%	—	—	3.08%
Banco Santander on behalf of foreign investors	—	—	8,499,930	5.95%	2.98%
AFP Provida S.A.	—	—	8,299,626	5.81%	2.91%
AFP Cuprum S.A.	—	—	7,979,983	5.59%	2.79%
AFP Capital S.A.	—	—	7,525,912	5.27%	2.63%
Banco De Chile on behalf of Citi NA New York.	67,463	0.05%	6,339,986	4.44%	2.24%
________________________________________________
(1)As reported by DCV, which records the Company’s shareholders’ register as of December 31, 2024 and 2023 Inversiones TLC SpA, a subsidiary wholly owned by Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of the Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly, as of December 31, 2024, and 2023, Tianqi Lithium Corporation owns 22.16% of SQM's shares through Series A shares and ADR of Series B shares.
(2)As of December 31, 2024, and 2023, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares; 3,103,842 Series A shares held in custody by stockbrokers and as of December 31, 2023 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,348,842 Series A shares held in custody by stockbrokers.

Note 2    Basis of presentation for the consolidated financial statements
2.1    Accounting period
These consolidated financial statements cover the following periods:
(a)Consolidated statements of financial position as of December 31, 2024 and 2023.
(b)Consolidated statements of income for the three years in the period ended December 31, 2024, 2023 and 2022.
(c)Consolidated statements of comprehensive income for the three years in the period ended January 1 to December 31, 2024, 2023 and 2022.
(d)Consolidated statements of changes in equity for the three years in the period ended December 31, 2024, 2023 and 2022.
(e)Consolidated statements of cash flows for the three years in the period ended December 31, 2024, 2023 and 2022.
2.2    Consolidated financial statements
The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IFRS, as issued by the IASB.
These consolidated financial statements fairly present the Company’s financial position as of December 31,2024 and 2023 and the results of its operations, changes in equity and cash flows for the three years in the period ended December 31, 2024, 2023 and 2022.
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

2.4    Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities.	This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.	01-01-2024
Amendment to IAS 1 “Non-current Liabilities with Covenants”.	The amendment improves the information that an entity discloses when its payment terms are deferred, provided it complies with covenants within twelve months of issuing the financial statements.	01-01-2024
Amendment to IFRS 16, “Leases”.	Amendments to sale and leaseback transactions, including explanations of how an entity should recognize its right of use leased assets and how the gains or losses arising from sale and leaseback transactions should be recognized in the financial statements.	01-01-2024
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier finance arrangements.	These amendments require disclosures that improve the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.	01-01-2024
Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.
(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2024 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability.	This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024	This amendment:
- Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system;
- Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI);
- Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and
- Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI).
01-01-2026
Annual Improvements to IFRSs	The following improvements were published in July 2024:
-IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved.
-IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition.
-IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price".
-IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are “de facto agents”.
-IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.
01-01-2026
IFRS 18 Presentation and Disclosure in Financial Statements	The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
- the structure of the statement of profit or loss;
- required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
- enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
01-01-2027
Amendment to IFRS 9 and IFRS 7: Contracts referencing nature-dependent electricity.	Published in December 2024. This amendment includes: - Clarifying the application of the “own-use” requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.	01-01-2026

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
To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The following tables detail general information as of December 31, 2024 and 2023 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (9)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	100.0000	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.000	-	51.000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar SpA (10)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Nueva Potasio SpA (11)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.6703	0.3297	100.0000
SQM Lab SpA (17)	78.009.141-K	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (5)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	—
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.4700	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

			Country of Incorporation	Functional Currency	Ownership Interest
Subsidiaries	TAX ID No.	Address			Direct	Indirect	Total
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	-	-	-
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	-	-
SQM Virginia LLC (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	-	-
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V. (6)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000

SQM Lithium Specialties Limited Partnership (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panamá	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 Fauville	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited (18)	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia Pty	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
Soquimich LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000
Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	Foreign	300 Huaihai Middle Road, distrito de Huangpu, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Comercial Perú S.A.C. (8)	Foreign	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	Dollar	0.00001	99.99999	100.0000
SQM India Private Limited (12)	Foreign	LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra	India	Indian Rupee	0.0202	99.9798	100.0000
Sichuan Dixin New Energy Co., Ltd. (*)	Foreign	No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province	China	Chinese Yuan	-	100.0000	100.0000
SQM (Shanghai) Industrial Co, Ltd. (13)	Foreign	West Nanjing Road Branch, Shanghai.	China	Dollar	-	100.0000	100.0000
Sociedad Química y Minera Maroc (14)	Foreign	Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marocco.	Marocco	Dollar	-	100.0000	100.0000
SQM Lithium North America Corporation (15)	Foreign	2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA.	United States of America	Dollar	-	100.0000	100.0000
SQM Lithium Europe NV (16)	Foreign	Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgium	Belgium	Dollar	-	100.0000	100.0000
SQM Japan Lithium Co. Ltd. (19)	Foreign	#207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japan	Japan	Dollar	-	100.0000	100.0000
Harding Battery Minerals (Novo JV)	Foreign	Level 19, 109 St Georges Tce, WA 6000	Australia	Australian dollar	-	75.0000	75.0000

(1)SQM has control over Comercial Agrorama Ltda.´s management
(2)Comercial Caiman Internacional S.A. was liquidated on September 30, 2023.
(3)On July 1, 2023, SQM Europe N.V. absorbed its affiliate SQM International N.V. As of December 31, 2022, ownership interest over SQM International was 100% indirect.
(4)During the fourth quarter, SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership were liquidated. As of December 31, 2022, ownership interest over these entities were 100% indirect.
(5)During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated.
(6)During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated.
(7)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(8)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired.
(9)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(10)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(11)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(12)On April 22, 2024, the subsidiary SQM India Private Limited was incorporated.
(13)On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated.
(14)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(15)On September 17, 2024, SQM Lithium North America Corporation was incorporated.

(16)On September 9, 2024, SQM Lithium Europe NV was incorporated.
(17)On December 16, 2024, SQM Lab SpA was incorporated.
(18)In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(19)On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated.

(*) On April 30, 2024 The Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152 (ThUS$ 12,489 are yet to be paid and it is recognized as a liability at the reporting date) and recognizing an identified intangible asset for ThUS$ 10,130 (see note 14 on intangible assets). The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. See additional details in note 12.2. Assets and liabilities recognized upon acquisition consider the following:

Certain financial statement items	ThUS$
Property, plant and equipment	101,357
Intangible assets (including identified intangible assets)	12,861
Cash and cash equivalents	1,093
Current assets	33,056
Total liabilities	(21,215)
Total	127,152

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

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	6.18	4.85	6.10	4.90
New Peruvian sol	3.77	3.70	3.73	3.73
Japanese yen	157.21	140.90	153.66	143.94
Euro	0.96	0.90	0.95	0.92
Mexican peso	20.55	16.92	20.23	17.18
Australian dollar	1.61	1.46	1.58	1.49
Pound Sterling	0.80	0.78	0.79	0.79
South African rand	18.82	18.27	18.19	18.61
Chilean peso	996.46	877.12	983.24	875.06
Chinese yuan	7.31	7.12	7.29	7.15
Indian rupee	85.53	83.21	84.95	83.26
Thai Baht	34.21	34.36	34.13	34.95
Turkish lira	35.33	29.52	34.96	29.09
Korean Won	1,472.30	1,290.70	1,438.07	1,304.17
Indonesian Rupiah	16,138.00	15,399.00	16,035.15	15,502.63
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4.12	3.93	4.07	3.97
UF (*)	38.55	41.94	39.07	42.04
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
The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities.

Other (outflows) inflows of cash from operating activities are composed as follows:

For the year ended	December 31, 2024	December 31, 2023	December 31, 2022
Banking expenses	(11,046)	(15,603)	(3,783)
Tax credits	(6,255)	(3,353)	(3,474)
Government grants	13,076	24,387	—
Value added tax	61,426	(298,076)	120,283
Debt issuance costs	(23,091)	(18,346)	(2,566)
	34,110	(310,991)	110,460
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
3.8    Estimated fair value of financial instruments
The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.
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
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2024, and 2023, the Company does not have any embedded derivatives.
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
The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.
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
The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard.
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
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.
The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	15	8
Buildings	3	25	12
Supplies and accessories	4	15	8
Office equipment	5	10	9
Transport equipment	7	20	9
Network and communication equipment	4	15	8
IT equipment	3	11	7
Machinery, plant and equipment	3	28	11
Other fixed assets	3	20	9
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

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	1 year	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	6 years	6 years
Mining rights	Unit-production method
Intellectual property	9 years	14 years
IT programs	1 year	7 years
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
(a)Limestone and metallic exploration
These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to Current inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn’t qualify as advanced exploration otherwise, these are amortized during the development stage.
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

Earnings per Share	For the year ended December 31
	2024	2023	2022

Net income attributable to the owners of the parent (ThUS$)	685,117	923,191	3,906,311
Weighted average number of shares	285,637,916	285,638,456	285,638,456
Basic earnings per share (US$)	2.3986	3.2320	13.6757
Net income attributable to the owners of the parent (ThUS$)	685,117	923,191	3,906,311
Weighted average number of shares	285,637,916	285,638,456	285,638,456
Diluted earnings per share (US$)	2.3986	3.2320	13.6757

Series A common shares	142,819,012	142,819,552	142,819,552
Series B common shares	142,818,904	142,818,904	142,818,904
Total weighted average number of shares	285,637,916	285,638,456	285,638,456

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2024.
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
Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements.
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
Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most likely amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.
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

The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:
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
3.33    Operating segment reporting
IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.
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
•Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 3.21, 14 and 15).
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
Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 12.2 b) and the related accounting policy can be found in Note 3.6.
Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. Bank promissory notes are accepted based on the classification used by the industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.
The classification used for bank promissory notes is as follows:
–S: Large Banks
–T: Small-to-medium-sized banks
–T1: Financial services companies
–Others

ICBC Classification	As of December 31, 2024	As of December 31, 2023
S	5,894	112,545
T	13,626	13,218
T1	12,744	168
Others	7,476	-
Total	39,740	125,931
Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.
No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period, except for considering in December 31, 2023 the incorporation of cash flows received from insurance claims in the determination of the allowance for doubtful accounts. The effect of this change was not significant to the overall financial statements as of December 31, 2023.
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

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	104,542
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,003
Banco Estado	Time deposits	P-1	A-1	F2	104,084
Banco de Chile	Time deposits	P-1	A-1	-	6,307
Scotiabank Chile	Time deposits	-	-	F1+	106,564
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,997
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,974
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	122,337
Total					451,808
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	174,684
Banco Estado	Time deposits	P-1	A-2	F2	90,975
Banco Santander	Time deposits	P-1	A-1	F1	415,851
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	66,166
Scotiabank Chile	Time deposits	-	-	F1+	240,164
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	51,025
KBC Bank	Time deposits	-	A-2	F1	22,397
Total					1,061,262

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	-	6,318
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,001
Corpbanca	Time deposits	P-2	A-2	-	5,014
Banco de Chile	Time deposits	P-1	A-1	-	4,460
Scotiabank Sud Americano	Time deposits	-	-	F1+	6,752
Banco Crédito e Inversiones	Time deposits	AA+	-	-	5,031
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	22,845
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	312,924
Total					364,345
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	74,459
Banco Morgan Stanley	Time deposits	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	100,083
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	372,061
Scotiabank Sud Americano	Time deposits	-	-	F1+	319,128
Bank of Nova Scotia	Time deposits	P-1	-	-	353,592
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	91,884
Total					1,316,797
(b)Exchange risk
The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.
A significant portion of the Company’s costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company’s statement of income. By the fourth quarter of 2024, approximately US$831 million accumulated in expenses are associated with the Peso.
As of December 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$25.83 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2023, this value corresponds to a net asset amounting US$ 2.52 million.
Furthermore, on of December 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net asset fair value of US$15.40 million. As of December 31, 2023, a net liability fair value was recognized for an amount of US$18.30 million.
The Company contracted derivatives classified as foreign exchange hedges for all the expected disbursements in Australian dollars for the Mt Holland project (See note 8.5), to hedge its exposure to cash flow variations. The fair value of this hedge was a net asset of US$ 1.44 million as of December 31, 2023.
The Company had the following derivative contracts as of December 31, 2024 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 5.90 million CLP/US dollar derivative contracts, US$ 40.35 million Euro/US dollar derivative contracts, US$ 28.92 million in South African rand/US dollar derivative contracts, US$ 302.65 million in Chinese renminbi/US dollar derivative contracts, US$ 7.79 million in Australian dollar/US dollar derivative contracts and US$ 8.00 million in other currencies.
These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2024.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-1	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú-Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

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
As of December 31, 2024, the Company has 7.1% of its financial liabilities subject to variations SOFR rate.

(d)Liquidity risk
Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio2, which enables it to cover current obligations with clearance. (As of December 31, 2024 this was 2.51 and 2.50 for December 31, 2023).
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
The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2024, the Company had unused, available revolving credit facilities with banks, for a total of US$1,676 million.
Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2024	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	984.80	907.07	77.49	71.89	1,056.45
Unsecured obligations	3,815.34	433.76	1,258.08	3,355.57	5,047.41
Sub total	4,800.14	1,340.83	1,335.57	3,427.46	6,103.86
Hedging liabilities	28.76	6.40	40.33	10.34	57.07
Derivative financial instruments	0.16	0.16	—	—	0.16
Sub total	28.92	6.56	40.33	10.34	57.23
Current and non-current lease liabilities (1)	83.81	25.12	62.49	0.67	88.28
Trade accounts payable and other accounts payable	471.45	471.45	—	—	471.45
Total	5,384.32	1,843.96	1,438.39	3,438.47	6,720.82

(1) Leases subject to variability are not included.

	Nature of undiscounted cash flows
As of December 31, 2023	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	1,464.26	1,117.86	268.80	62.05	1,448.71
Unsecured obligations	2,999.17	98.88	729.56	2,733.92	3,562.36
Sub total	4,463.43	1,216.74	998.36	2,795.97	5,011.07
Hedging liabilities	25.37	24.11	30.08	1.30	55.49
Derivative financial instruments	14.81	14.81	—	—	14.81
Sub total	40.18	38.92	30.08	1.30	70.30
Current and non-current lease liabilities	75.16	19.94	56.45	3.79	80.18
Trade accounts payable and other accounts payable	449.63	449.63	—	—	449.63
Total	5,028.40	1,725.23	1,084.89	2,801.06	5,611.18
As of December 31, 2024, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 374,140 (ThUS$ 504,393 as of December 31, 2023).
2 All current assets divided by all current liabilities.

4.3    Financial risk management
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.
Note 5    Separate information on the main office, parent entity and joint action agreements
5.1    Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Assets	9,794,433	8,824,362
Liabilities	(4,633,614)	(4,383,163)
Equity	5,160,819	4,441,199
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
Note 6    Board of Directors, Senior Management and Key management personnel
6.1    Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Director’s Committee which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:
-Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members.
-The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
-Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing.There were no transactions between the Company, its directors and senior management for the three years ended December 31, 2024.
(b)Board of Directors’ Compensation
Board members’ compensation for 2024, that is from April 25, 2024 to April 26, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:
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

For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year.
Compensation of the Board for 2023, that is from April 25, 2023 to April 25, 2024, was determined by the Annual General Shareholders Meeting held on April 25, 2023. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)A variable gross amount payable in local currency to each Company directors, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.
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
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2024, amounted to ThUS$ 7,653 and as of December 31, 2023 to ThUS$ 7,516, and as of December 31, 2022 to ThUS$ 6,711.
(c)Directors’ Committee compensation
Compensation for the Directors' committee is the same for 2024, 2023 and 2022, as follows:
(i)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2024.
To calculate the variable compensation amount for 2024, the net income from 2023 will be considered, up to a maximum of 110% of the 2022 net income.
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
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged.
(f)Guarantees constituted in favor of the directors
No guarantees have been constituted in favor of the directors.

(g)Senior management compensation:
(i)This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2)
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
The Company’s Management and Directors do not receive or have not received any benefit during the years ended December 31, 2024, 2023 and 2022 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.
6.2    Key management personnel compensation
As of December 31, 2024, and 2023, the number of the key management personnel is 176 and 153, respectively.

Key management personnel compensation	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	31,061	37,418	29,633
Please also see the description of the compensation plan for executives in Note 17.6.
Note 7    Equity-accounted investees
7.1    Investments in associates recognized according to the equity method of accounting

	Equity-accounted investees		Share in income of associates accounted for using the equity method			Share in other comprehensive income of associates accounted for using the equity method			Share in total comprehensive income of associates accounted for using the equity method
Associate	As of December 31, 2024	As of December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	17,470	17,657	5,721	3,733	5,351	—	—	—	5,721	3,733	5,351
Ajay Europe SARL	6,403	7,722	3,387	4,013	6,130	(643)	382	(498)	2,744	4,395	5,632
SAS Adionics (1)	—	19,514	(763)	(985)	—	—	—	—	(763)	(985)	—
Electric Era Technologies Inc. (1)	—	3,000	—	—	—	—	—	—	—	—	—
Altilium Metals Ltd. (1)	—	7,620	—	—	—	—	—	—	—	—	—
Total	23,873	55,513	8,345	6,761	11,481	(643)	382	(498)	7,702	7,143	10,983
(1) These investments were reclassified to other non-current financial assets. For further detail see disclosure in note 7.3 a).

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	December 31, 2024	December 31, 2023	December 31, 2022
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	—	633	3,000
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	2,799	4,013	1,576
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	3,049	4,682	1,778
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	—	—	—
Electric Era Technologies, Inc.	Electric vehicle charging infrastructure, smart grid, renewable technology, demand management, battery storage.	3257 17th Ave W Suite 101 Seattle, Washington 98119.	United States of America	6.82%	—	—	—
Altilium Metals Ltd.	Production of battery-ready cathode materials from electric vehicle batteries.	Phase 2 Room 205 Davy Road, Derrifod, Plymouth.	United Kingdom	3%	—	—	—
Total					5,848	9,328	6,354
7.2    Assets, liabilities, revenue and expenses of associates
The information disclosed reflects the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

	As of December 31, 2024				For the year ended December 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	28,246	16,438	9,032	—	72,487	11,677	—	11,677
Ajay Europe SARL	27,615	3,953	18,762	—	68,962	6,772	(23)	6,749
Total	55,861	20,391	27,794	—	141,449	18,449	(23)	18,426

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	26,280	16,307	6,553	—	60,019	7,617	—	7,617
Ajay Europe SARL	27,263	3,197	15,015	—	73,952	8,025	12	8,037
SAS Adionics	19,645	12,294	5,141	917	4,156	(4,924)	—	(4,924)
Electric Era Technologies, Inc.	15,486	242	3,702	—	674	(3,177)	—	(3,177)
Altilium Metals Ltd	1,896	118,228	24,679	—	—	(1,912)	—	(1,912)
Total	90,570	150,268	55,090	917	138,801	5,629	12	5,641

	For the year ended December 31, 2022
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate
	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	63,482	10,919	—	10,919
Ajay Europe SARL	64,060	12,261	(21)	12,240
Total	127,542	23,180	(21)	23,159

7.3    Disclosures regarding interests in associates
(a)Transactions for the year ended December 31, 2024:
•During the third quarter of 2024, the Company lost significant influence over the investment of ThUS$ 18,756 in SAS Adionics and, therefore, this amount was reclassified to "Other non-current financial assets".
(b)Transactions for the year ended December 31, 2023:
•During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL amounting ThUS$ 633, which were presented under "Other gains (losses).
•During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée.
•During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. The Company has certain protective rights, specific rights over share transfers, and first refusal rights in future capital increases over these investments. The Company concluded that the Group does not have significant influence over these investments and as such these investments have been reclassified to Other non-current financial assets.
(c)Transactions for the year ended December 31, 2022:
•During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.
Note 8    Joint Ventures
8.1    Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2024	As of December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,422	19,490	2,491	(6,564)	8,208
Pavoni & C. Spa	7,508	7,870	189	396	470
Covalent Lithium Pty Ltd. (1)	—	—	(758)	107	—
Pirra Lithium Pty Ltd.	3,535	3,544	—	—	—
Azure Minerals	542,456	—	—	—	—
Total	561,921	30,904	1,922	(6,061)	8,678

(1) Investments accounted for using the equity method with a negative value are included within “Other non-current provisions” in the amount of ThUS$1,259 and ThUS$ 766 as of December 31, 2024 and 2023 respectively. The effects resulting from the share in the profit (loss) of this joint venture for the years ended December 31, 2024 and 2023 for an amount to ThUS$ (758) and ThUS$ 107, and are included within “other (losses) gains”.

	Share on other comprehensive income joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	(577)	2,450	674	1,914	(4,114)	8,882
Pavoni & C. Spa	(276)	139	(210)	(87)	535	260
Covalent Lithium Pty Ltd. (*)	265	1,583	90	(493)	1,690	90
Total	(588)	4,172	554	1,334	(1,889)	9,232

The following companies were included in the consolidation:

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2024	As of December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	—	—	—	—	5,834
SQM Vitas Perú S.A.C. (1)	—	2,488	(866)	(2,302)	2,293
Total	—	2,488	(866)	(2,302)	8,127

	Share on other comprehensive income of joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (*)	—	—	551	—	—	6,385
SQM Vitas Perú S.A.C. (**)	—	—	—	(866)	(2,302)	2,293
Total	—	—	551	(866)	(2,302)	8,678

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	12,500	—	—
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania -CT, Sicilia	Italy	50%	218	—	—
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	—	—	—
SQM Vitas Brasil Agroindustria (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	—%	—	—	—
SQM Vitas Perú S.A.C. (**)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	—%	—	—	—
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets..	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40.0%	—	—	—
Azure Minerals (***)	In charge of the development of the world-class Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50.0%	—	—	—
Total					12,718	—	—
(*) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.
(**) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company. As of December 31, 2023, Vitas Fzco's ownership interest in SQM Vitas Peru was 99.99999%.
(***) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.
8.2    Assets, liabilities, revenue and expenses from joint ventures
The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not the Company's share of those amounts.

	As of December 31, 2024				For the year ended December 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,882	—	38	—	—	(5,970)	—	(5,970)
SQM Vitas Perú S.A.C. (*)	39,072	8,578	33,547	196	17,672	1,731	—	1,731
Pavoni & C. Spa (*)	11,416	5,919	7,855	877	23,878	379	(229)	150
Covalent Lithium Pty Ltd.	10,576	915	11,868	2,141	—	(1,516)	—	(1,516)
Pirra Lithium Pty Ltd.	2,720	2,006	10	—	—	3	—	3
Azure Mineral	32,907	9,071	3,561	24,254	—	—	—	—
Total	113,573	26,489	56,879	27,468	41,550	(5,373)	(229)	(5,602)

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities			Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current	Revenue
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	34,056	—	52	—	—	359	—	359
SQM Vitas Brasil Agroindustria (*)	—	—	—	—	—	—	—	—
SQM Vitas Perú S.A.C. (*)	40,327	8,954	36,898	220	53,477	(4,603)	—	(4,603)
Pavoni & C. Spa (*)	11,879	6,407	8,146	814	21,439	792	115	907
Covalent Lithium Pty Ltd.	6,980	2,602	7,106	4,009	—	215	—	215
Pirra Lithium Pty Ltd.	—	—	—	—	—	—	—	—
Total	93,242	17,963	52,202	5,043	74,916	(3,237)	115	(3,122)

	For the year ended December 31, 2022
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	—	165	—	165
SQM Vitas Brasil Agroindustria (*)	162,026	11,670	602	12,272
SQM Vitas Perú S.A.C. (*)	61,387	4,586	—	4,586
Pavoni & C. Spa (*)	18,066	939	(344)	595
Covalent Lithium Pty Ltd.	—	(2,648)	—	(2,648)
Total	241,479	14,712	258	14,970

(*) The financial figures exclude consolidation adjustments (unrealized gains and losses)

8.3    Other joint venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	10,807	28,012	—	—	—	—
SQM Vitas Brasil Agroindustria	—	—	—	—	—	—
SQM Vitas Perú S.A.C.	1,092	2,318	—	—	—	—
Pavoni & C. Spa	493	838	2,809	2,043	—	—
Covalent Lithium Pty Ltd.	1,403	1,865	—	—	—	—
Pirra Lithium Pty Ltd.	2,718	—	—	—	—	—
Azure Minerals	26,678	—	—	—	—	—
Total	43,191	33,033	2,809	2,043	—	—

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	—	(1)	(1)	—	—
SQM Vitas Brasil Agroindustria	—	—	—	—	—	—
SQM Vitas Perú S.A.C.	(109)	(513)	(70)	(220)	(342)	2,013
Pavoni & C. Spa	(99)	(213)	(375)	(418)	(184)	(392)
Covalent Lithium Pty Ltd.	(252)	(691)	(20)	(16)	(1,364)	(107)
Pirra Lithium Pty Ltd.	—	—	—	—	—	—
Azure Minerals	—	—	—	—	—	—
Total	(460)	(1,417)	(466)	(655)	(1,890)	1,514
8.4    Disclosure of interests in joint ventures
a)Transactions in the year 2024
•)On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116.

•During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544.

•On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 12.1.
b)Transactions in the year 2023
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
c) Transactions in the year 2022
•As of December 31, 2022, there are no transactions to disclose.
8.5    Joint Operations
In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project is to designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide.
As of December 31, 2024, a total of US$840.9 million has been contributed to Mt. Holland Lithium project.

Note 9    Cash and cash equivalents
9.1    Types of cash and cash equivalents
As of December 31, 2024 and 2023, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash on hand	663	33
Cash in banks	925,380	676,282
Other demand deposits	—	709
Total Cash	926,043	677,024

Cash equivalents	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	322,500	23,545
Short-term investments, classified as cash equivalents	129,308	340,800
Total cash equivalents	451,808	364,345
Total cash and cash equivalents	1,377,851	1,041,369
9.2    Short-term investments, classified as cash equivalents
As of December 31, 2024 and 2023, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	122,337	312,924
JP Morgan US dollar Liquidity Fund Institutional	1,974	22,845
Banco Crédito e Inversiones	4,997	5,031
Total	129,308	340,800

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
According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2024 and 2023, pledged assets are as follows:

Restricted cash balances	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	942	950
Total	942	950
9.4    Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2024
						ThUS$	ThUS$	ThUS$
Banco de Chile	Fixed term	Dollar	0.43%	12-03-2024	01-06-2025	1,000	4	1,004
Banco de Chile	Fixed term	Dollar	0.08%	12-27-2024	01-03-2025	5,300	3	5,303
Banco Estado	Fixed term	Dollar	0.45%	12-10-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.40%	12-13-2024	01-13-2025	1,000	2	1,002
Banco Estado	Fixed term	Dollar	0.36%	12-16-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.27%	12-23-2024	01-13-2025	2,000	2	2,002
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Crédito e Inversiones	Fixed term	Dollar	0.46%	12-09-2024	01-13-2025	1,000	3	1,003
Banco Santander	Fixed term	Dollar	0.25%	12-24-2024	01-13-2025	500	—	500
Banco Santander	Fixed term	Dollar	0.09%	12-27-2024	01-03-2025	4,500	2	4,502
Banco Santander	Fixed term	Peso	0.44%	12-26-2024	01-14-2025	99,452	88	99,540
Scotiabank Chile	Fixed term	Dollar	0.32%	12-19-2024	01-13-2025	500	1	501
Scotiabank Chile	Fixed term	Dollar	0.18%	12-30-2024	01-13-2025	800	—	800
Scotiabank Chile	Fixed term	Peso	0.10%	12-26-2024	01-02-2025	2,509	2	2,511
Scotiabank Chile	Fixed term	Peso	0.10%	12-27-2024	01-03-2025	1,806	1	1,807
Scotiabank Chile	Fixed term	Peso	0.10%	12-30-2024	01-06-2025	1,505	—	1,505
Scotiabank Chile	Fixed term	Peso	0.45%	12-26-2024	01-28-2025	99,352	88	99,440
Total						322,224	276	322,500

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.39%	12-11-2023	01-05-2024	5,000	16	5,016
Banco Santander	Fixed term	Dollar	0.28%	12-21-2023	01-08-2024	1,300	2	1,302
Banco Crédito e Inversiones	Fixed term	Dollar	0.80%	12-28-2023	02-16-2024	1,000	—	1,000
Itaú Corpbanca	Fixed term	Dollar	0.27%	12-18-2023	01-05-2024	3,000	6	3,006
Itaú Corpbanca	Fixed term	Dollar	0.54%	12-04-2023	01-08-2024	2,000	8	2,008
Scotiabank Sud Americano	Fixed term	Dollar	0.45%	12-18-2023	01-16-2024	2,700	5	2,705
Scotiabank Sud Americano	Fixed term	Dollar	0.23%	12-20-2023	01-04-2024	2,200	4	2,204
Scotiabank Sud Americano	Fixed term	Dollar	0.16%	12-29-2023	01-05-2024	1,140	1	1,141
Scotiabank Sud Americano	Fixed term	Dollar	0.78%	12-13-2023	01-31-2024	700	2	702
Banco de Chile	Fixed term	Dollar	0.70%	12-27-2023	02-09-2024	1,850	1	1,851
Banco de Chile	Fixed term	Dollar	1.02%	12-04-2023	02-05-2024	1,300	6	1,306
Banco de Chile	Fixed term	Dollar	0.77%	12-14-2023	01-31-2024	1,300	4	1,304
Total						23,490	55	23,545
Note 10    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Raw material	58,212	61,098
Production supplies	91,914	77,810
Products-in-progress	698,134	744,217
Finished product	853,925	891,469
Total	1,702,185	1,774,594
As of December 31, 2024 and 2023, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 462,451 and as of December 31, 2023 was ThUS$ 503,318 (including products in progress). As of December 31, 2024, bulk inventories recognized within work in progress were ThUS$ 249,105, while as of December 31, 2023 this value amounted to ThUS$ 221,559. As of December 31, 2024, bulk inventories recognized within finished goods were ThUS$ 138,625 (as of December 31, 2023, this value amounted to ThUS$ 164,029).
As of December 31, 2024 and 2023, recognized inventory allowances, amounted to ThUS$ 114,632 and ThUS$ 133,768, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).
For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Raw material and supplies for production	5,082	7,724
Products-in-progress	75,100	104,970
Finished product	34,450	21,074
Total	114,632	133,768
The Company has not pledged inventory as collateral for the periods indicated above.
As of December 31, 2024, and 2023, movements in provisions are detailed as follows:

Reconciliation	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Beginning balance	133,768	104,057	75,892
Decrease (increase) in carrying amount	(14,517)	32,926	29,693
Additional Provision Differences of Inventory	171	455	(161)
Increase / Decrease eventual differences and others	—	—	—
Provision Used	(4,790)	(3,670)	(1,367)
Total changes	(19,136)	29,711	28,165
Final balance	114,632	133,768	104,057
For further details, see accounting policy for inventory measurement in Note 3.15
Note 11    Related party disclosures
11.1    Related party disclosures
Balances pending at the period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.
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
11.3    Detailed identification of related parties and subsidiaries
As of December 31, 2024 and 2023, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V. (3)	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company (4)	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V. (6)	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V. (5)	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C. (4)	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (2)	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties Limited Partnership (4)	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited (18)	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	Soquimich LLC	South Korea	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda	Brazil	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A. (9)	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A. (10)	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MAG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Bufalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (11)	Chile	Dollar	Subsidiary
78.009.141-K	SQM Lab SpA (20)	Chile	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (7)	China	Chinese Yuan	Subsidiary
Foreign	SQM Comercial Perú S.A.C. (8)	Peru	Dollar	Subsidiary
Foreign	SQM India Private Limited (12)	India	Indian Rupee	Subsidiary
Foreign	Sichuan Dixin New Energy Co., Ltd. (13)	China	Chinese Yuan	Subsidiary
Foreign	SQM (Shanghai) Industrial Co, Ltd. (14)	China	Dollar	Subsidiary
Foreign	SQM Lithium Europe NV (15)	Belgium	Dollar	Subsidiary
Foreign	SQM Lithium North America Corporation (16)	United States of America	Dollar	Subsidiary
Foreign	Sociedad Química y Minera Maroc (17)	Marocco	Moroccan Dirham	Subsidiary
Foreign	SQM Japan Lithium Co. Ltd. (19)	Japan	Dollar	Subsidiary
Foreign	Harding Battery Minerals (Novo JV)	Australia	Australian Dollar	Subsidiary
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Pirra Lithium Pty Ltd.	Australia	Australian Dollar	Joint venture
Foreign	SQM Vitas Fzco.	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
Foreign	Azure Minerals	Australia	Australian Dollar	Joint venture
Foreign	SH Mining Pty Ltd	Australia	Australian Dollar	Joint venture
Foreign	SQM Vitas Brasil Agroindustria	Brazil	Brazilian real	Other related parties
_______________________________________________
(1)SQM has control over the management of Comercial Agrorama Ltda.
(2)Comercial Caimán Internacional S.A. has been liquidated as of September 30, 2023.
(3)On July 1, 2023, SQM Europe N.V. absorbed the subsidiary SQM International N.V.
(4)SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023.
(5)RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(6)Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(7)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(8)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C.
(9)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(10)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(11)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(12)The subsidiary SQM India Private Limited was incorporated on April 22, 2024.
(13)The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024.
(14)SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024.
(15)On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated.
(16)On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated.
(17)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(18)In the fourth quarter of 2024, SQM Thailand Limited was liquidated
(19)On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated.
(20)On December 16, 2024, the subsidiary SQM Lab SpA was incorporated

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties
Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties
65.204.189-2	Fundación para el desarrollo Social	Chile	Other related parties
76.825.265-3	Link Capital Partners SPA	Chile	Other related parties
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
11.4    Detail of related parties and related party transactions
Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the year ended December 31, 2024, 2023 and 2022, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
					ThUS$	ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	51,838	45,314	45,205
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	3,049	4,682	1,778
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	50,593	30,791	41,814
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	2,799	4,013	1,576
Foreign	Abu Dhabi Fertilizer Industries	Associate	United Arab Emirates	Dividends	—	633	3,000
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	—	9,019	51,748
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	7,237	17,312	58,077
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	6,423	5,541	4,138
Foreign	Pavoni & CPA	Joint venture	Italy	Dividends	218	—	—
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	12,500	—	—
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(68,927)	(32,418)	(27,918)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(183)	(1,038)	(90)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(31)	(33)	(31)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(307)	(182)	(228)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	—	—	(19)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(793)	(3,485)	(1,746)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(78)	(134)	(46)
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(143)	(101)	—
Chile	Fundación para el desarrollo social	Other related parties	Chile	Service Provider	(3)	—	(7)
Chile	Link Capital Partners SPA	Other related parties	Chile	Service Provider	(39)	—	—
Chile	Sociedad Periodística El Libero	Other related parties	Chile	Service Provider	—	—	—
11.5    Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	13,213	8,932
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	7,232	4,393
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	4	5
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	—	27,115
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	—	232
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	1,511	2,576
Foreign	Azure Minerals	Joint venture	Australia	Australian dollar	4,713	—
Foreign	SH Mining Pty Ltd	Joint venture	Australia	Australian dollar	2,033	—
Total					28,706	43,253
As of December 31, 2024 and 2023, receivables are net of provision for ThUS$ 668 and ThUS$ 800, respectively.

11.6    Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	4,438	2,346
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Dollar	5,827	—
Total					10,265	2,346
11.7    Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.
Note 12    Financial instruments
12.1    Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Financial assets at amortized cost (1)	1,061,262	1,316,797
Derivative financial instruments
-For hedging	15,405	8,527
-Non-hedging (2)	2,928	519
Total other current financial assets	1,079,595	1,325,843
Financial assets at fair value through other comprehensive income (4) (5) (6) (7)	57,756	232,268
Derivative financial instruments
-For hedging	2,930	15,993
Other financial assets at amortized cost	20	20
Total other non-current financial assets	60,706	248,281

Institution	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Banco de Crédito e Inversiones	174,684	74,459
Banco Morgan Stanley (3)	—	5,590
Banco Santander	415,851	100,083
Banco Itaú CorpBanca	66,166	372,061
Scotiabank Chile	240,164	319,128
Bank of Nova Scotia	51,025	353,592
Sumitomo Mitsui Banking	—	91,884
KBC Bank	22,397	—
Banco Estado	90,975	—
Total	1,061,262	1,316,797
________________________________________________
(1)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3).
(3)As of December 31, 2024, there are no collateral guarantees. As of December 31, 2023, collateral guarantees were recorded for an amount of ThUS$ 5,590.
(4)During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). The Company and Azure have entered into an acquisition agreement under which the Company has the right to choose a director and acquire 25% of all lithium products in which Azure has an interest on commercially competitive market terms. During the third and fourth quarter of 2023, the Company invested an additional ThUS$12,904 and ThUS$4,317, respectively, to maintain its ownership interest.
On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling MUS$186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake.
(5)    In the first quarter of 2024, the Company invested an additional ThUS$4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in this entity to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.
(6)    In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc.
(7)    During the third quarter of 2024 and as a result of the Company's loss of significant influence over this investment (for further details see note 8.3 letter a), the investment in SAS Adionics previously held as investment in associates was reclassified to other non-current financial assets when the Company irrevocably classified it as equity financial assets measured at fair value through other comprehensive income.

Considering that these investments (5) (6) and (7) are recent, their carrying amount is estimated to approximate their fair value.
12.2    Trade and other receivables

	As of December 31, 2024			As of December 31, 2023
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	537,552	—	537,552	784,422	—	784,422
Prepayments, current	33,737	—	33,737	74,630	—	74,630
Other receivables, current	23,063	2,727	25,790	18,163	2,559	20,722
Guarantee deposits (1)	11,785	—	11,785	29,966	—	29,966
Total trade and other receivables	606,137	2,727	608,864	907,181	2,559	909,740
See discussion about credit risk in Note 4.2.

	As of December 31, 2024			As of December 31, 2023
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	539,948	(2,396)	537,552	787,667	(3,245)	784,422
Prepayments, current	34,521	(784)	33,737	75,414	(784)	74,630
Other receivables, current	25,712	(2,649)	23,063	21,209	(3,046)	18,163
Guarantee deposits (1)	11,785	—	11,785	29,966	—	29,966
Other receivables, non-current	2,727	—	2,727	2,559	—	2,559
Total trade and other receivables	614,693	(5,829)	608,864	916,815	(7,075)	909,740
(1)During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 10,130 (see note 14, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed with the remaining amount being used as a guarantee while certain requirements established in the contract are fulfilled.

As of December 31, 2024, and 2023 the renegotiated portfolio represented 0% of total trade receivables.
(a)Impairment provision for doubtful receivables

As of December 31, 2024
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	2%	5%	27%	—	—
Total Gross Book Value	512,474	16,619	6,294	558	4,003	539,948	29,374
Impairment Estimate	989	163	138	26	1,080	2,396	668

As of December 31, 2023
	Trade accounts receivable days past due						Trade receivables due from related parties
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade
						ThUS$	ThUS$
Expected Loss Rate on	0%	2%	7%	2%	39%	—	—
Total Gross Book Value	758,781	18,732	2,684	3,509	3,961	787,667	44,053
Impairment Estimate	1,007	422	197	67	1,552	3,245	800
As of December 31, 2024, and 2023, movements in provisions are as follows:

Provisions	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	7,875	10,193	14,716
Impairment loss on accounts receivable for the period recognized in results	(639)	(202)	(3,369)
Write-off of receivables	(2,154)	(1,351)	—
Difference in exchange rate	1,415	(765)	(1,154)
Impairment provision of Accounts Receivable Provision at the end of the year	6,497	7,875	10,193
Trade and other receivables	2,396	3,245	4,759
Current other receivables	3,433	3,830	4,056
Trade receivables with related parties	668	800	1,378
Recovery of Insurrance	—	—	—

Impairment provision of Accounts Receivable	6,497	7,875	10,193

12.3    Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2024	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	15,405	7,316	—	—
Long term	2,930	21,440	—	—
Subtotal	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Short term	—	—	—	—
Long term	—	—	—	—
Subtotal	—	—	—	—
Underlying Investments Hedge	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	2,928	418	—	—
Underlying Investments Hedge	2,928	418	17,131	—
Total Instruments	21,263	29,174	27,149	(20,439)

The Company recouped the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320 on August 18, 2023 in exchange for this amendment.

As of December 31, 2023	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,038	30,442	—	—
Long term	15,993	8,368	—	—
Subtotal	23,031	38,810	(13,067)	(2,712)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Short term	1,489	—
Long term	—	52	—	1,437
Subtotal	1,489	52	—	1,437
Underlying Investments Hedge	24,520	38,862	(13,067)	(1,275)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	519	14,795	—	—
Underlying Investments Hedge	519	14,795	5,401	—
Total Instruments	25,039	53,657	(7,666)	(1,275)
________________________________________________
(1)See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 19.4.

(*) The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2024, and January 1 and December 31, 2023.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash Flow	Income Statement	Equity and Others	As of December 31, 2024
Hedge-to-debt derivatives	2,520	6,298	(47,238)	12,594	(25,826)
Hedging derivatives to investment	(18,300)	(4,368)	37,938	135	15,405
Hedging derivatives – cash requirements for Australia’s business	1,437	—	—	(1,437)	—
Non-hedging derivatives	(14,275)	(345)	17,130	—	2,510

Reconciliation of asset and liability hedging derivatives	As of December 31, 2022	Cash Flow	Income Statement	Equity and Others	As of December 31, 2023
Hedge-to-debt derivatives	(10,061)	(14,850)	6,631	20,800	2,520
Hedging derivatives to investment	(29,984)	(10,082)	18,171	3,595	(18,300)
Non-hedging derivatives disbursement SQM Australia Pty asset	7,139	1,183	(1,183)	(5,702)	1,437
Non-hedging derivatives	(1,642)	(18,034)	5,401	—	(14,275)
Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	84,662	UF	01/05/2025
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030
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

12.4    Financial liabilities
Other current and non-current financial liabilities
As of December 31, 2024, and 2023, the detail is as follows:

	As of December 31, 2024			As of December 31, 2023
Other current and non-current financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	847,963	129,683	977,646	1,164,262	295,518	1,459,780
Unsecured obligations	307,771	3,449,459	3,757,230	46,999	2,909,485	2,956,484
Derivative financial instruments
For hedging	7,316	21,440	28,756	30,443	8,419	38,862
Non-Hedging	418	—	418	14,795	—	14,795
Total	1,163,468	3,600,582	4,764,050	1,256,499	3,213,422	4,469,921
a)Bank borrowings, current:
As of December 31, 2024, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/20/2025	5.93%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.27%	4.29%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/14/2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/21/2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09/02/2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07/10/2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/25/2025	5.84%	5.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06/19/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/07/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/11/2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/08/2025	5.22%	5.22%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/17/2025	5.86%	5.86%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/06/2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08/08/2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/16/2025	5.90%	5.90%

Debtor	Creditor	Nominal amounts as of December 31, 2024			Current amounts as of December 31, 2024
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	200,000	200,000	—	200,346	200,346	(839)	199,507
SQM S.A.	Banco Santander/Kexim	—	—	—	—	150	150	—	150
SQM S.A.	Banco Santander/Kexim	—	—	—	—	23	23	—	23
SQM S.A.	Scotiabank Chile	—	25,000	25,000	25,911	—	25,911	—	25,911
SQM S.A.	Banco Estado	15,000	—	15,000	15,781	—	15,781	—	15,781
SQM S.A.	Banco Estado	—	30,000	30,000	—	30,558	30,558	—	30,558
SQM S.A.	Banco Estado	—	80,000	80,000	—	81,287	81,287	—	81,287
SQM S.A.	JPMorgan	—	50,000	50,000	—	51,395	51,395	—	51,395
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,859	—	20,859	—	20,859
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,586	—	20,586	—	20,586
SQM Industrial S.A.	Banco Itau	10,000	—	10,000	10,429	—	10,429	—	10,429
SQM Industrial S.A.	Banco Itau	40,000	—	40,000	41,226	—	41,226	—	41,226
SQM Industrial S.A.	Banco Itau	—	30,000	30,000	—	30,928	30,928	—	30,928
SQM Industrial S.A.	Banco Estado	—	30,000	30,000	—	30,605	30,605	—	30,605
SQM Industrial S.A.	Banco Estado	—	50,000	50,000	—	51,275	51,275	—	51,275
SQM Salar SpA	Banco Itau	20,000	—	20,000	20,664	—	20,664	—	20,664
SQM Salar SpA	Scotiabank Chile	—	50,000	50,000	—	51,918	51,918	—	51,918
SQM Salar SpA	Scotiabank Chile	50,000	—	50,000	51,822	—	51,822	—	51,822
SQM Salar SpA	Banco de Chile	—	40,000	40,000	—	40,825	40,825	—	40,825
SQM Salar SpA	Banco de Chile	—	70,000	70,000	—	72,214	72,214	—	72,214
Total		175,000	655,000	830,000	207,278	641,524	848,802	(839)	847,963

As of December 31, 2023

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/21/2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/21/2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05/28/2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05/17/2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08/26/2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/20/2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	Dollar	Upon maturity	04/18/2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	Dollar	Upon maturity	10/17/2024	5.84%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	Dollar	Upon maturity	05/24/2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/05/2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/17/2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/30/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/18/2024	5.92%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06/10/2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05/16/2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/21/2024	6.25%	6.25%

Debtor	Creditor	Nominal amounts as of December 31, 2023			Current amounts as of December 31, 2023
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	—	—	—	406	406	—	406
SQM S.A.	Banco Santander	—	120,000	120,000	—	124,383	124,383	—	124,383
SQM S.A.	Banco Santander	—	200,000	200,000	—	204,625	204,625	—	204,625
SQM S.A.	Banco JP Morgan	—	50,000	50,000	—	50,288	50,288	—	50,288
SQM S.A.	Banco Santander/Kexim	—	—	—	—	177	177	—	177
SQM S.A.	Scotiabank Chile	—	25,000	25,000	—	25,898	25,898	—	25,898
SQM S.A.	Banco Estado	15,000	—	15,000	15,569	—	15,569	—	15,569
SQM S.A.	Banco Estado	—	20,000	20,000	—	20,695	20,695	—	20,695
SQM S.A.	Banco Crédito e Inversiones	—	100,000	100,000	—	104,176	104,176	—	104,176
SQM S.A.	Banco Crédito e Inversiones	—	100,000	100,000	—	101,238	101,238	—	101,238
SQM S.A.	Banco Crédito e Inversiones	—	50,000	50,000	—	51,825	51,825	—	51,825
SQM S.A.	Banco Itau	—	10,000	10,000	—	10,309	10,309	—	10,309
SQM Industrial S.A.	Banco de Chile	—	30,000	30,000	—	31,077	31,077	—	31,077
SQM Industrial S.A.	Banco Itau	—	20,000	20,000	—	20,618	20,618	—	20,618
SQM Salar S.A.	Banco Itau	—	10,000	10,000	—	10,311	10,311	—	10,311
SQM Salar S.A.	Banco Itau	—	20,000	20,000	—	20,618	20,618	—	20,618
SQM Salar S.A.	Scotiabank Chile	—	50,000	50,000	—	51,864	51,864	—	51,864
SQM Salar S.A.	Scotiabank Chile	—	50,000	50,000	—	51,797	51,797	—	51,797
SQM Salar S.A.	Banco Estado	—	70,000	70,000	—	71,913	71,913	—	71,913
SQM Salar S.A.	Banco Estado	—	80,000	80,000	—	82,779	82,779	—	82,779
SQM Salar S.A.	Banco de Chile	—	40,000	40,000	—	41,436	41,436	—	41,436
SQM Salar S.A.	Banco de Chile	—	70,000	70,000	—	72,260	72,260	—	72,260
Total		15,000	1,115,000	1,130,000	15,569	1,148,693	1,164,262	—	1,164,262
b)Unsecured obligations, current:
As of December 31, 2024, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	0.39%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2025	Dollar	Semiannual	Upon maturity	1.98%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2025	Dollar	Semiannual	Upon maturity	3.43%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2025	Dollar	Semiannual	Upon maturity	3.14%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2025	Dollar	Semiannual	Upon maturity	6.02%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	03/10/2025	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.55%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.51%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.10%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.23%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2024			Carrying amounts of maturities as of December 31, 2024
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	254,648	—	254,648	254,648	—	254,648	(36)	254,612
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,313	7,313	—	7,313	7,313	(1,611)	5,702
SQM S.A.	Chile	ThUS$850,000	14,415	—	14,415	14,415	—	14,415	(1,935)	12,480
SQM S.A.	Chile	H	15,844	—	15,844	15,844	—	15,844	(172)	15,672
SQM S.A.	Chile	O	907	—	907	907	—	907	(81)	826
SQM S.A.	Chile	P	1,719	—	1,719	1,719	—	1,719	(12)	1,707
SQM S.A.	Chile	Q	—	330	330	—	330	330	(22)	308
Total			302,595	10,512	313,107	302,595	10,512	313,107	(5,336)	307,771
As of December 31, 2023

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax I No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2024	Dollar	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2024	Dollar	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2024	Dollar	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%
Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2023			Carrying amounts of maturities as of December 31, 2023
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	—	4,648	4,648	—	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,312	7,312	—	7,312	7,312	(1,521)	5,791
SQM S.A.	Chile	H	17,599	—	17,599	17,599	—	17,599	(172)	17,427
SQM S.A.	Chile	O	987	—	987	987	—	987	(82)	905
SQM S.A.	Chile	P	1,871	—	1,871	1,871	—	1,871	(12)	1,859
SQM S.A.	Chile	Q	—	359	359	—	359	359	(21)	338
Total			40,167	10,540	50,707	40,167	10,540	50,707	(3,708)	46,999
c)Bank borrowings -non-current
The following table shows the details of bank loans as of December 31, 2024:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.27%	4.29%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2024				Carrying amounts and maturities as of December 31, 2024
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,997)	97,003
SQM S.A.	Banco Santander/Kexim	—	—	36,000	36,000	—	—	36,000	36,000	(3,320)	32,680
Total		—	—	136,000	136,000	—	—	136,000	136,000	(6,317)	129,683
As of December 31, 2023

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon Maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	5.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts and maturities as of December 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	200,000	—	200,000	—	200,000	—	200,000	(1,648)	198,352
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,834)	97,166
Total		—	200,000	100,000	300,000	—	200,000	100,000	300,000	(4,482)	295,518
d)Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2024:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of December 31, 2024						Carrying amounts and maturities as of December 31, 2024
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(2,313)	447,687
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,644)	394,356
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(14,232)	685,768
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(12,590)	737,410
ThUS$850	—	—	—	—	850,000	850,000	—	—	—	—	850,000	850,000	(16,433)	833,567
H	—	—	—	—	63,087	63,087	—	—	—	—	63,087	63,087	(689)	62,398
O	—	—	—	—	57,830	57,830	—	—	—	—	57,830	57,830	(578)	57,252
P	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(27)	115,632
Q	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(270)	115,389
Total	—	—	—	—	3,502,235	3,502,235	—	—	—	—	3,502,235	3,502,235	(52,776)	3,449,459

As of December 31, 2023

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of December 31, 2023						Carrying amounts and maturities as of December 31, 2023
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	250,000	—	—	—	—	250,000	250,000	—	—	—	—	250,000	(36)	249,964
ThUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(2,991)	447,009
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,879)	394,121
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(14,787)	685,213
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(13,437)	736,563
H	—	—	—	—	83,887	83,887	—	—	—	—	83,887	83,887	(861)	83,026
O	—	—	—	—	62,915	62,915	—	—	—	—	62,915	62,915	(659)	62,256
P	—	—	—	—	125,830	125,830	—	—	—	—	125,830	125,830	(40)	125,790
Q	—	—	—	—	125,830	125,830	—	—	—	—	125,830	125,830	(287)	125,543
Total	250,000	—	—	—	2,698,462	2,948,462	250,000	—	—	—	2,698,462	2,948,462	(38,977)	2,909,485
12.5    Trade and other payables
a)Details trade and other payables

	As of December 31, 2024			As of December 31, 2023
Details trade and other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	448,154	—	448,154	441,780	—	441,780
Other accounts payable	1,007	—	1,007	2,163	—	2,163
Prepayments from customers	22,288	—	22,288	5,690	—	5,690
Total	471,449	—	471,449	449,633	—	449,633
As of December 31, 2024, and 2023, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2024
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	290,688	5,248	66	25	1	—	296,028
Services	126,479	6,031	11	7	65	—	132,593
Others	40,353	159	4	—	—	—	40,516
Total	457,520	11,438	81	32	66	—	469,137

	Amounts according to payment periods as of December 31, 2023
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	246,789	2,654	2	—	1,653	—	251,098
Services	142,625	243	4	—	65	—	142,937
Others	50,335	—	—	—	7	—	50,342
Total	439,749	2,897	6	—	1,725	—	444,377
Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2024
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	458	80	121	61	67	—	787
Services	443	—	—	9	2	—	454
Others	32	32	—	—	—	—	64
Total	933	112	121	70	69	—	1,305

	Amounts according to payment periods as of December 31, 2023
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	864	158	77	66	185	—	1,350
Services	1,557	57	24	8	19	—	1,665
Others	10	9	—	—	59	—	78
Total	2,431	224	101	74	263	—	3,093
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2024, the Company has purchase orders amounting to ThUS$141,604 and ThUS$224,307 as of December 31, 2023.
12.6    Financial asset and liability categories
a)Financial Assets

Description of financial assets	As of December 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,377,851	—	1,377,851	1,041,369	—	1,041,369
Trade receivables due from related parties at amortized cost	28,706	—	28,706	43,253	—	43,253
Financial assets measured at amortized cost	1,061,262	20	1,061,282	1,316,797	20	1,316,817
Trade and other receivables	606,137	2,727	608,864	907,181	2,559	909,740
Total financial assets measured at amortized cost	3,073,956	2,747	3,076,703	3,308,600	2,579	3,311,179
Financial instruments for hedging purposes	15,405	2,930	18,335	8,527	15,993	24,520
Derivative financial instruments with effect in profit or loss (no hedge)	2,928	—	2,928	519	—	519
Financial assets classified as available for sale at fair value through other comprehensive income	—	57,756	57,756	—	232,268	232,268
Total financial assets at fair value	18,333	60,686	79,019	9,046	248,261	257,307
Total financial assets	3,092,289	63,433	3,155,722	3,317,646	250,840	3,568,486

b)Financial Liabilities

Description of financial liabilities	As of December 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	7,316	21,440	28,756	30,443	8,419	38,862
Derivative financial instruments with effect in profit or loss (non-hedging)	418	—	418	14,795	—	14,795
Financial liabilities at fair value	7,734	21,440	29,174	45,238	8,419	53,657
Bank loans	847,963	129,683	977,646	1,164,262	295,518	1,459,780
Unsecured obligations	307,771	3,449,459	3,757,230	46,999	2,909,485	2,956,484
Lease Liabilities	23,011	60,801	83,812	18,192	56,966	75,158
Trade and other payables	471,449	—	471,449	449,633	—	449,633
Total financial liabilities at amortized cost	1,650,194	3,639,943	5,290,137	1,679,086	3,261,969	4,941,055
Total financial liabilities	1,657,928	3,661,383	5,319,311	1,724,324	3,270,388	4,994,712
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
(b)Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
(c)Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

	As of December 31, 2024			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,377,851	1,377,851	—	1,377,851	—	—
Other current financial assets
-Time deposits	1,061,262	1,061,262	—	—	1,061,262	—
-Derivative financial instruments	—	—	—	—	—
-Forwards	—	—	2,615	—	2,615	—
-Options	—	—	313	—	313	—
-Hedging assets	—	—	—	—	—	—
-Swaps	—	—	15,405	—	15,405	—
Non-current accounts receivable	2,727	2,727	—	—	—	—
Other non-current financial assets:
-Other	20	20	—	—	20	—
-Equity instruments	—	—	57,756	57,756	—	—
-Hedging assets – Swaps	—	—	2,930	2,930	—	—
Other current financial liabilities
-Bank borrowings	847,963	848,800	—	—	848,800	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	182	—	182	—
-Options	—	—	236	—	236	—
-Hedging liabilities – Swaps	—	—	7,316	—	7,316	—
-Swaps hedges, investments	—	—	—	—	—	—
-Cash flow hedges	—	—	—	—	—	—
-Unsecured obligations	307,771	313,107	—	—	313,107	—
Other non-current financial liabilities
-Bank borrowings	129,683	136,000	—	—	136,000	—
-Unsecured obligations	3,449,459	3,502,236	—	—	3,502,236	—
-Non-current hedging liabilities	—	—	21,440	—	21,440	—

	As of December 31, 2023			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,041,369	1,041,369	—	1,041,369	—	—
Other current financial assets
-Time deposits	1,316,797	1,316,797	—	—	1,316,797	—
-Derivative financial instruments
-Forwards	—	—	324	—	324	—
-Options	—	—	195	—	195	—
-Hedging assets	—	—	8,527	—	8,527	—
-Swaps	—	—	—	—	—	—
Non-current accounts receivable	2,559	2,559	—	—	—	—
Other non-current financial assets:
-Other	20	20	—	—	20	—
-Equity instruments	—	—	232,268	232,268	—	—
-Hedging assets – Swaps	—	—	15,993	15,993	—	—
Other current financial liabilities
-Bank borrowings	1,164,262	1,164,262	—	—	1,164,262	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	14,525	—	14,525	—
-Options	—	—	270	—	270	—
-Hedging liabilities – Swaps	—	—	12,143	—	12,143	—
-Swaps hedges, investments	—	—	18,300	—	18,300	—
-Cash flow hedges	—	—	—	—	—	—
-Unsecured obligations	46,999	46,999	—	—	46,999	—
Other non-current financial liabilities
-Bank borrowings	295,518	295,518	—	—	295,518	—
-Unsecured obligations	2,909,485	2,909,485	—	—	2,909,485	—
-Non-current hedging liabilities	—	—	8,419	—	8,419	—
12.8    Reconciliation of net debt and lease liabilities
This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 19.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash and cash equivalents	1,377,851	1,041,369
Other current financial assets	1,079,595	1,325,843
Other non-current financial hedge assets	2,930	15,993
Other current financial liabilities	(1,163,468)	(1,256,499)
Lease liabilities current	(23,011)	(18,192)
Other non-current financial liabilities	(3,600,582)	(3,213,422)
Non-current Lease liabilities	(60,801)	(56,966)
Total	(2,387,486)	(2,161,874)

	As of December 31, 2023	From cash flow			Not from cash flow		As of December 31, 2024
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(371,131)	233,768	23,091	(204,340)	—	(4,734,876)
Financial instruments derived from hedging	(22,000)	(759)	7,057	—	(25,648)	12,594	(28,756)
Derivatives for investment hedges	(18,300)	—	—	(4,368)	22,533	135	—
Non-hedging derivatives in other financial liabilities	(14,795)	—	—	—	14,377	—	(418)
Current and non-current lease liabilities	(75,158)	22,288	2,820	—	(33,762)	—	(83,812)
Hedging derivatives – cash requirements for Australia’s business	1,437	—	—	—	—	(1,437)	—
Current and non-current financial liabilities	(4,545,080)	(349,602)	243,645	18,723	(226,840)	11,292	(4,847,862)
Cash and cash equivalents	1,041,369	—	(50,529)	329,897	57,114	—	1,377,851
Deposits that do not qualify as cash and cash equivalents	1,316,797	—	(46,547)	(230,017)	21,029	—	1,061,262
Debt hedging derivative financial instruments	24,520	—	—	—	(21,590)	—	2,930
Derivatives for investment hedges	—	—	—	—	15,405	—	15,405
Non-hedging derivatives on other financial assets	520	—	—	(345)	2,753	—	2,928
Current and Non-Current Financial Assets	2,383,206	—	(97,076)	99,535	74,711	—	2,460,376
Total	(2,161,874)	(349,602)	146,569	118,258	(152,129)	11,292	(2,387,486)

	As of December 31, 2022	From cash flow			Not from cash flow		As of December 31, 2023
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(1,534,282)	117,145	18,346	(168,598)	—	(4,416,264)
Financial instruments derived from hedging	(39,681)	(18,927)	4,077	—	11,731	20,800	(22,000)
Derivatives for investment hedges	(29,984)	—	—	(10,082)	18,171	3,595	(18,300)
Non-hedging Derivatives in Other financial liabilities	(5,816)	—	—	—	(8,979)	—	(14,795)
Current and non-current lease liabilities	(61,734)	15,914	2,038	—	(31,376)	—	(75,158)
Current and non-current financial liabilities	(2,986,090)	(1,537,295)	123,260	8,264	(179,051)	24,395	(4,546,517)
Cash and cash equivalents	2,655,236	—	(53,539)	(1,615,863)	55,535	—	1,041,369
Deposits that do not qualify as cash and cash equivalents	950,167	—	(49,226)	341,742	74,114	—	1,316,797
Debt Hedging Derivative Financial Instruments	29,620	—	—	—	(5,100)	—	24,520
Derivatives for investment hedges	—	—	—	—	—	—	—
Non-hedging derivatives on other financial assets	4,174	—	—	(18,034)	14,380	—	520
Hedging derivatives – cash requirements for Australia’s business	7,139	—	—	1,183	(1,183)	(5,702)	1,437
Current and Non-Current Financial Assets	3,646,336	—	(102,765)	(1,290,972)	137,746	(5,702)	2,384,643
Total	660,246	(1,537,295)	20,495	(1,282,708)	(41,305)	18,693	(2,161,874)

Note 13    Right-of-use assets and Lease liabilities
13.1    Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,299	25,458	—	855	28,581	73,193
Additions	110	12,247	—	1,245	19,435	33,037
Depreciation expenses	(738)	(7,150)	—	(1,129)	(13,648)	(22,665)
Transfer to property, plant and equipment	—	—	—	—	—	—
Other increases (decreases)	992	(7)	—	242	(722)	505
Total changes	364	5,090	—	358	5,065	10,877
Closing balance	18,663	30,548	—	1,213	33,646	84,070

Reconciliation of changes in right-of-use assets as of December 31, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	—	1,805	22,903	60,867
Additions	894	13,714	—	37	18,686	33,331
Depreciation expenses	(687)	(4,509)	—	(987)	(11,088)	(17,271)
Transfer to property, plant and equipment	—	—	—	—	—	—
Other increases (decreases)	(228)	(1,586)	—	—	(1,920)	(3,734)
Total changes	(21)	7,619	—	(950)	5,678	12,326
Closing balance	18,299	25,458	—	855	28,581	73,193
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
(c)These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leases later in the period.
13.2    Lease liabilities

Lease liabilities	As of December 31, 2024		As of December 31, 2023
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	23,011	60,801	18,192	56,966
Total	23,011	60,801	18,192	56,966

i)    Current and non-current lease liabilities
(a)    As of December 31, 2024 and 2023, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2024			Nominal amounts as of December 31,2024
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	2,813	8,438	11,251	2,482	7,591	10,073
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	1,065	1,426	339	1,017	1,356
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	65	58	123	64	56	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.45%	658	1,911	2,569	589	1,724	2,313
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	954	1,290	324	874	1,198
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	1	2	1	1	2
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.36%	687	1,999	2,686	683	1,989	2,672
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	734	1,455	2,189	692	1,370	2,062
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	6.37%	317	537	854	290	475	765
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	296	393
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.25%	74	221	295	68	204	272
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	370	929	1,299	316	823	1,139
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	12.86%	66	200	266	66	200	266
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	31	91	122	31	91	122
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	26	35	9	26	35
Foreign	SQM Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	30	90	120	28	86	114
Total						6,702	18,426	25,128	6,106	16,905	23,011

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023			Nominal amounts as of December 31,2023
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	46	66	19	46	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.02%	344	1,034	1,378	321	977	1,298
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.54%	1,492	4,040	5,532	1,400	3,718	5,118
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.58%	726	1,863	2,589	645	1,640	2,285
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	43	61	18	42	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	374	1,123	1,497	336	956	1,292
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.16%	2	7	9	2	2	4
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	6.80%	1	2	3	1	2	3
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.93%	725	1,896	2,621	721	1,884	2,605
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.74%	711	2,131	2,842	633	1,953	2,586
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.73%	262	789	1,051	240	747	987
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	121	364	485	94	287	381
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.67%	106	267	373	97	244	341
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	344	1,007	1,351	267	820	1,087
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.45%	5	17	22	5	17	22
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	48	63	14	44	58
Total						5,266	14,677	19,943	4,813	13,379	18,192

(b)    As of December 31, 2024 and 2023, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2024				Amounts at amortized cost as of December 31, 2024
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	17,661	5,100	—	22,761	16,676	4,968	—	21,644
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.39%	1,565	308	—	1,873	1,505	306	—	1,811
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	37	—	—	37	36	—	—	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,040	—	7,770	3,382	3,905	—	7,287
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,650	362	—	2,012	1,574	357	—	1,931
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	28	72	11	19	25	55
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	562	6	—	568	542	6	—	548
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	766	574	—	1,340	663	549	—	1,212
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,521	—	—	1,521	1,489	—	—	1,489
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	3,253	15,998	—	19,251	3,249	15,998	—	19,247
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,222	—	—	1,222	1,105	—	—	1,105
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	14.83%	1,200	—	—	1,200	1,198	—	—	1,198
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	647	3,072	823	1,332	633	2,788
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	76	16	—	92	60	16	—	76
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	94	—	—	94	94	—	—	94
Foreign	SQM Soquimich Brasil	Brazil	Contract supplier	Brazilian real	2.62%	21	—	—	21	21	—	—	21
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	18	—	—	18	18	—	—	18
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	14	—	—	14	14	—	—	14
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	231	—	—	231	227	—	—	227
Total						34,609	27,885	675	63,169	32,687	27,456	658	60,801

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2023				Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.61%	1,176	1,079	—	2,255	1,133	1,064	—	2,197
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.88%	6,185	3,728	—	9,913	5,901	3,630	—	9,531
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.06%	3,799	5,594	311	9,704	3,348	5,312	310	8,970
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	1,844	969	181	2,994	2,020	938	173	3,131
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	37	81	8	12	41	61
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.99%	524	265	—	789	484	260	—	744
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	6.79%	91	—	—	91	90	—	—	90
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.25%	3,197	1,131	—	4,328	3,040	1,105	—	4,145
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.92%	5,624	18,236	—	23,860	5,618	16,916	—	22,534
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	1,276	591	659	2,526	1,182	483	581	2,246
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.17%	1	—	—	1	1	—	—	1
Foreign	SQM Europe N.V	Belgium	Contract supplier	Euro	1.30%	485	485	2,586	3,556	393	405	2,383	3,181
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	61	16	138	58	60	17	135
Total						24,281	32,165	3,790	60,236	23,276	30,185	3,505	56,966
Other lease disclosures
Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 86,872, ThUS$ 88,754 and ThUS$ 78,880 for the periods ended December 31, 2024, 2023 and 2022. See Note 20.8.
Expenses related to variable payments not included in lease liabilities were ThUS$6,138, ThUS$4,700 and ThUS$3,631 for the periods ending December 31, 2024, 2023 and 2022.

Income from subleases on right-of-use assets were ThUS$0, ThUS$5 and ThUS$142 as of December 31, 2024, 2023 and 2022, respectively.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.
Note 14     Intangible assets and goodwill
14.1    Reconciliation of changes in intangible assets and goodwill

As of December 31, 2024
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	8,430
Mining rights	Finite	133,119
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	3,791
Intellectual property	Finite	14,761
Other intangible assets	Finite	2,958
Intangible assets other than goodwill		167,968
Goodwill	Indefinite	948
Total Intangible Asset		168,916

As of December 31, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,190
Mining rights	Finite	134,924
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	7,580
Intellectual property	Finite	5,201
Other intangible assets	Finite	70
Intangible assets other than goodwill		155,874
Goodwill	Indefinite	958
Total Intangible Asset		156,832

a)    Movements in identifiable intangible assets as of December 31, 2024:

Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2024	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Additions	6,700	—	—	—	10,130	378	—	17,208
Amortization for the year	(1,430)	(1,608)	—	(3,789)	(805)	(126)	—	(7,758)
Impairment losses recognized in income for the period	—	—	—	—	—	—	(10)	(10)
Other increases / decreases for foreign currency exchange rates	(41)	3,694	—	—	—	(24)	—	3,629
Other increases (decreases)	11	(3,891)	—	—	235	2,660	—	(985)
Subtotal	5,240	(1,805)	—	(3,789)	9,560	2,888	(10)	12,084
As of December 31, 2024	8,430	133,119	4,909	3,791	14,761	2,958	948	168,916
Historical cost	43,851	162,492	7,420	18,000	17,580	5,314	4,491	259,148
Accumulated amortization	(35,421)	(29,373)	(2,511)	(14,209)	(2,819)	(2,356)	(3,543)	(90,232)
At January 1, 2023	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Additions	197	196	—	—	—	15	—	408
Amortization for the year	(1,451)	(4,684)	—	(3,789)	(649)	(28)	—	(10,601)
Impairment losses recognized in income for the year (1)	—	—	—	—	—	—	(9)	(9)
Other increases / decreases for foreign currency exchange rates	6	—	—	—	—	(3)	—	3
Other increases (decreases)	1,189	(1,461)	—	—	—	—	—	(272)
Subtotal	(59)	(5,949)	—	(3,789)	(649)	(16)	(9)	(10,471)
As of December 31, 2023	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Historical cost	37,849	161,451	7,420	18,000	7,215	2,303	4,492	238,730
Accumulated amortization	(34,659)	(26,527)	(2,511)	(10,420)	(2,014)	(2,233)	(3,534)	(81,898)
(1)See Note 21.5.
(b)    Movements in identifiable goodwill as of December 31, 2024 and 2023:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	—	(10)	(10)	138
SQM Investment Corporation	86	—	—	—	86
SQM Potasio SpA	724	—	—	—	724
Ending balance	958	—	(10)	(10)	948

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2023	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	—	—	—	148
SQM Investment Corporation	86	—	—	—	86
Soquimich European Holding B.V. (*)	9	—	(9)	(9)	—
SQM Potasio S.A.	724	—	—	—	724
Ending balance	967	—	(9)	(9)	958
(*)Based on an impairment analysis conducted by management, this goodwill was adjusted for based on the assessment that its partial or total book value is not recoverable.

Note 15    Property, plant and equipment
As of December 31, 2024, and 2023, the detail of property, plant and equipment is as follows:
15.1    Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Property, plant and equipment, net
Land	24,698	23,481
Buildings	340,807	285,487
Other property, plant and equipment	135,091	62,739
Transport equipment	8,125	9,165
Supplies and accessories	4,405	4,139
Office equipment	1,435	1,158
Network and communication equipment	1,518	1,605
Mining assets	162,074	154,715
IT equipment	5,281	2,092
Energy generating assets	2,269	2,893
Constructions in progress	1,957,128	1,834,041
Machinery, plant and equipment	1,790,814	1,228,422
Total	4,433,645	3,609,937
Property, plant and equipment, gross
Land	24,698	23,481
Buildings	947,585	851,706
Other property, plant and equipment	378,013	291,053
Transport equipment	21,737	22,143
Supplies and accessories	32,863	31,132
Office equipment	13,820	13,346
Network and communication equipment	11,411	11,644
Mining assets	370,504	341,837
IT equipment	33,819	29,384
Energy generating assets	38,929	38,929
Constructions in progress	1,957,128	1,834,041
Machinery, plant and equipment	4,989,892	4,189,794
Total	8,820,399	7,678,490
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(606,778)	(566,219)
Accumulated depreciation and impairment of other property, plant and equipment	(242,922)	(228,314)
Accumulated depreciation and impairment of transport equipment	(13,612)	(12,978)
Accumulated depreciation and impairment of supplies and accessories	(28,458)	(26,993)
Accumulated depreciation and impairment of office equipment	(12,385)	(12,188)
Accumulated depreciation and impairment of network and communication equipment	(9,893)	(10,039)
Accumulated depreciation and impairment of mining assets	(208,430)	(187,122)
Accumulated depreciation and impairment of IT equipment	(28,538)	(27,292)
Accumulated depreciation and impairment of energy generating assets	(36,660)	(36,036)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,199,078)	(2,961,372)
Total	(4,386,754)	(4,068,553)

Description of classes of property, plant and equipment	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	133,863	61,385
Conveyor Belt	15,622	16,589
Crystallizer	60,888	56,930
Plant Equipment	332,127	285,653
Tanks	62,657	39,422
Filter	79,456	69,246
Electrical equipment/facilities	149,728	110,255
Other Property, Plant & Equipment	326,923	68,967
Site Closure	34,828	40,696
Piping	207,595	142,013
Well	167,942	156,621
Pond	36,627	34,957
Spare Parts (1)	182,558	145,688
Total	1,790,814	1,228,422
________________________________________________
(1)The reconciliation of the spare parts provisions as of December 31, 2024 and 2023 is as follows:

Reconciliation	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	58,600	52,072
Increase in provision	3,913	6,528
Closing balance	62,513	58,600

15.2    Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of December 31, 2024 and 2023:

Reconciliation of changes in property, plant and equipment by class as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	—	9,831	21,109	—	99	230	3	6,723	2,432	—	770,525	174,142	985,094
Disposals	—	—	—	(135)	—	—	—	—	—	—	—	—	(135)
Depreciation for the year	—	(40,570)	(14,781)	(905)	(1,510)	(291)	(582)	(21,308)	(2,261)	(625)		(229,168)	(312,001)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(10,759)	(10,759)
Increase (decrease) in foreign currency translation difference	—	(180)	(1)	—	(3)	—	—	—	(1)	—	(305)	(646)	(1,136)
Reclassifications	(116)	58,986	65,361	—	1,314	278	489	21,944	3,231	—	(662,051)	510,564	—
Other increases (decreases) (1)	1,333	27,253	664	—	366	60	3	—	(212)	1	14,918	118,259	162,645
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,217	55,320	72,352	(1,040)	266	277	(87)	7,359	3,189	(624)	123,087	562,392	823,708
As of December 31, 2024	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,790,814	4,433,645
Historical cost	24,698	947,585	378,013	21,737	32,863	13,820	11,411	370,504	33,819	38,929	1,957,128	4,989,892	8,820,399
Accumulated depreciation	—	(606,778)	(242,922)	(13,612)	(28,458)	(12,385)	(9,893)	(208,430)	(28,538)	(36,660)	—	(3,199,078)	(4,386,754)
At January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	—	—	545	—	52	8	208	—	207	—	1,091,840	2,347	1,095,207
Disposals	—	—	—	—	—	—	—	—	(1)	—	—	(17)	(18)
Depreciation for the year	—	(37,315)	(13,337)	(1,155)	(1,809)	(230)	(670)	(16,603)	(890)	(749)	—	(179,989)	(252,747)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(47,059)	(47,059)
Increase (decrease) in foreign currency translation difference	(6)	(7)	(35)	(1)	—	(7)	—	—	(3)	—	—	(39)	(98)
Reclassifications	—	48,677	40,657	801	1,099	31	195	111,059	(447)	389	(588,635)	386,174	—
Other increases (decreases) (1)	5	219	(51)	33	(1)	1	—	(25)	79	—	2,328	85,226	87,814
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	(1)	11,574	27,779	(322)	(659)	(197)	(267)	94,431	(1,055)	(360)	505,533	246,643	883,099
As of December 31, 2023	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Historical cost	23,481	851,706	291,053	22,143	31,132	13,346	11,644	341,837	29,384	38,929	1,834,041	4,189,794	7,678,490
Accumulated depreciation	—	(566,219)	(228,314)	(12,978)	(26,993)	(12,188)	(10,039)	(187,122)	(27,292)	(36,036)	—	(2,961,372)	(4,068,553)
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
15.3    Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
15.4    Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	5%
Amount of interest cost capitalized	67,126	43,331

Note 16    Other current and non-current non-financial assets
As of December 31, 2024, and 2023, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Domestic Value Added Tax	125,963	63,973
Foreign Value Added Tax	26,315	24,889
Prepaid mining licenses	3,326	1,299
Prepaid insurance	12,589	15,022
Other prepayments	1,391	3,204
Refund of Value Added Tax to exporters	24,601	19,929
Other taxes	4,189	6,142
Other assets	2,331	2,292
Total	200,705	136,750

Other non-financial assets, non-current	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Exploration and evaluation expenses	65,510	57,458
Guarantee deposits	942	950
Foreign VAT (1)	289,921	308,084
Other non-current assets	7,793	7,208
Total	364,166	373,700
________________________________________________
(1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.
Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2024, and 2023:

Reconciliation	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Opening balance	57,458	44,023	26,752
Changes
Additions	10,701	12,002	11,341
Reclassifications from/to short-term (inventory)	(197)	1,049	(465)
Amortization of ground studies	(733)	(2,131)	(2,421)
Reclassification from construction in progress	(1,719)	2,515	8,816
Total changes	8,052	13,435	17,271
Ending balance (*)	65,510	57,458	44,023
As of December 31, 2024 and 2023, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.
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

(a)Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of December 31, 2024, and 2023 there were no disbursements for this concept.

(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of December 31, 2024 and 2023, this amounts to ThUS$14,787 and ThUS$9,062.

(c)    Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	59,826	50,844
Total		59,826	50,844
________________________________________________
(1)The value presented for Chile is composed as of December 2024 of ThUS 12,084 corresponding to non-metallic exploration and evaluation and ThUS$ 47,742 associated with metallic exploration. In December 2023, the amounts of non-metallic and metallic exploration were ThUS$ 13,803 and ThUS$ 37,041, respectively.

Prospecting conciliation	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	50,844	36,327
Additions	10,701	12,002
Reclassifications from Exploration in execution – Chile	(1,719)	2,515
Reclassifications to Exploration in Exploitation-Chile	—	—
Total changes	8,982	14,517
Total	59,826	50,844
(d)    In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	651	1,700
Amortization of ground studies	—	—
Reclasifications from/to short term (inventories)	197	(1,049)
Total changes	197	(1,049)
Total	848	651

Long-Term Exploitation Conciliation	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Opening balance	6,614	7,696
Amortization of ground studies	(733)	(2,131)
Reclasifications from/to short term (inventories)	(197)	1,049
Total changes	(930)	(1,082)
Total	5,684	6,614

Note 17    Employee benefits
17.1    Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current
Profit sharing and bonuses	—	—
Performance bonus and operational targets	31,546	23,946
Total	31,546	23,946
Non-current
Profit sharing and bonuses	26,970	18,428
Severance indemnity payments	38,637	43,578
Total	65,607	62,006
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
A settlement was reflected in the last quarter of 2022 for the purchase of annuities by the pension plan for all inactive participants.

Reconciliation Changes in the benefit obligation	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	286	279	9,550
Current cost of service	—	—	—
Interest cost	12	12	255
Actuarial loss	54	180	(1,357)
Settlement	—	—	(7,739)
Benefits paid	(81)	(185)	(430)
Total	271	286	279

Reconciliation Changes in plan assets	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the start of the year	5,382	4,982	13,497
Real return (loss) in the plan assets	236	585	(346)
Benefits paid	(81)	(185)	(430)
Settlement	—	—	(7,739)
Fair value of plan assets at the end of the year	5,537	5,382	4,982
Non-current-assets	5,266	5,095	4,703
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial income at the beginning of the year	249	59	1,039
Settlement	—	—	(1,627)
Gain	(49)	190	647
Adjustment to recognize the minimum pension obligation	200	249	59

Cost of service or benefits received during the year	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Financial cost	12	12	255
Real loss in plan assets	(231)	(214)	(363)
Settlement	—	—	(1,627)
Net periodic pension expenses	(219)	(202)	(1,735)
17.5    Staff severance indemnities
As of December 31, 2024, and 2023, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Opening balance	(43,578)	(34,899)	(27,099)
Current cost of service	(1,889)	(4,624)	(4,204)
Interest cost	(2,549)	(2,236)	(1,928)
Actuarial gain loss	3,149	(5,947)	(5,305)
Exchange rate difference	5,039	769	551
Benefits paid during the year	1,191	3,359	3,086
Total	(38,637)	(43,578)	(34,899)
(a)    Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022	Annual/Years
Mortality rate	RV - 2020/CB - 2020	RV - 2020/CB - 2020	RV - 2014
Discount interest rate	5.75%	5.32%	5.12%
Inflation rate	3.00%	3.00%	3.41%
Voluntary retirement rate:
Men	3.82%	3.82%	6.49%	Annual
Women	3.82%	3.82%	6.49%	Annual
Salary increase	4.01%	4.01%	3.00%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years
(b)    Sensitivity analysis of assumptions
As of December 31, 2024, 2023 and 2022, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,352)	2,647
Employee turnover rate	(309)	345

Sensitivity analysis as of December 31, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,575)	2,898
Employee turnover rate	(338)	378

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307
Sensitivity relates to an increase/decrease of 100 basis points.
17.6    Executive compensation plan
The Company has compensation plans with the purpose of motivating the Company’s executives and encouraging them to remain within the Company and are described as follows:
I)Compensation plan based on financial metrics
(a)    Plan characteristics

This compensation plan is paid in cash.
(b)    Plan participants and payment dates

A total of 41 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.
This compensation plan was approved by the Board and was first applied on January 1, 2022. Compensation expense for the years ended December 31, 2024, 2023 and 2022 correspond to ThUS$8,193, ThUS$9,933 and ThUS$8,495, respectively. The liability related to this compensation plan amounts to ThUS$26,621 and ThUS$ 18,428 as of December 31, 2024 and 2023, respectively.
II) Share based compensation plan
(a)    Plan characteristics

This compensation plan was paid in cash in 2023.
(b) Plan participants and payment dates The share-based compensation plan was approved by the Board and included 188,740 shares. The effects on the statement of income correspond to an expense of ThUS$ 2,251 for the year ended 2022.

Note 18    Provisions and other non-financial liabilities
18.1    Types of provisions

Types of provisions	As of December 31, 2024			As of December 31, 2023
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	8,957	106	9,063	106	1,195	1,301
Provision for dismantling, restoration and rehabilitation cost (2)	—	53,011	53,011	—	58,459	58,459
Other provisions (3)	302,240	200	302,440	392,216	796	393,012
Total	311,197	53,317	364,514	392,322	60,450	452,772
________________________________________________
(1)These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 20.1).
(2)Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.
(3)See Note 18.2.
18.2    Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Rent under Lease contract (1)	265,054	354,205
Provision for additional tax related to foreign loans	2,602	1,641
End of agreement bonus	5,279	6,979
Other bonuses to workers	7,701	6,933
Other bonuses, general staff	2,912	—
Directors’ per diem allowance	5,143	4,676
Miscellaneous provisions	13,549	17,782
Total	302,240	392,216
________________________________________________
(1)Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.
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

On May 31, 2024, the Company reported having entered into an association agreement with Codelco to develop extractive and productive activities to produce lithium products, potassium products and other products extracted from Corfo's properties in the Salar de Atacama, through the merger by incorporation of Codelco's subsidiary, Minera Tarar SpA, into the Company's subsidiary, SQM Salar SpA, subject to the terms established in the Association Agreement.

The effectiveness of the association agreement is subject to a series of conditions precedent, as well as the execution of contracts with Corfo to (i) increase the amount of lithium that SQM Salar SpA can exploit from the Salar de Atacama between the years 2025 and 2030 and (ii) establish the right to exploit lithium from the Salar de Atacama between the years 2031 and 2060.

To date there are no impacts to the consolidated financial statements arising from this agreement.

18.3    Changes in provisions

Description of items that gave rise to variations as of December 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	1,301	58,459	393,012	452,772
Changes
Additional provisions	17,333	—	504,995	522,328
Provision used	—	—	(570,187)	(570,187)
Increase (decrease) in foreign currency exchange	134	—	(352)	(218)
Others	(9,705)	(5,448)	(25,028)	(40,181)
Total Increase (decreases)	7,762	(5,448)	(90,572)	(88,258)
Total	9,063	53,011	302,440	364,514

Description of items that gave rise to variations as of December 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	12,127	1,922,666	1,935,059
Provision used	(52,707)	—	(2,771,422)	(2,824,129)
Increase (decrease) in foreign currency exchange	33	—	(871)	(838)
Others	—	(7,663)	(10,856)	(18,519)
Total Increase (decreases)	(52,408)	4,464	(860,483)	(908,427)
Total	1,301	58,459	393,012	452,772

Description of items that gave rise to variations as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	—	—	(2,060,321)	(2,060,321)
Increase (decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

18.4    Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Tax withholdings	2,995	8,750
Other non-income taxes payable	710	—
VAT payable	51,420	33,782
Guarantees received	1,021	1,021
Accrual for dividend	5,909	67,219
Monthly tax provisional payments	17,003	26,160
Deferred income	4,657	4,144
Withholdings from employees and salaries payable	9,175	9,333
Accrued vacations	34,796	35,902
Other current liabilities	353	994
Total	128,039	187,305

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
The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2024	As of December 31, 2023	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	2,303,673	2,086,717	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.51	2.33	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	-13.31%	20.78%	Net income the year divided by Total Equity	Net income the year / Equity
Adjusted EBITDA (ThUS$)	1,483,571	3,180,071	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	1,514,382	3,226,202	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	13.60%	35.90%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.44	0.47	Net Financial Debt on Equity	Net Financial Debt / Total Equity

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
Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. As of December 31, 2024 this ratio was 0.44.
The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2024 and 2023 are as follows.

As of December 31, 2024	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2023	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	0.47	0.47	0.47	0.47
Fulfilled YES/NO	yes	yes	yes	yes
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
(a)require the calling of an Ordinary or Extraordinary Shareholders’ Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and
(b)require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.
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
The preference of Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

Detail of capital classes in shares:

Type of capital in preferred shares	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Series A	Series B	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,818,904	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	—	—	—	—	—	—
Increase (decrease) in the number of current shares	—	—	—	—	—	—
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	—	—	648	—	648	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—	—	—
Capital amount in shares ThUS$	134,730	1,442,893	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,818,904	142,818,904	142,819,552	142,818,904	142,819,552	142,818,904

19.4    Disclosures on reserves in Equity and non-controlling interests
As of December 31, 2024, 2023 and 2022, this caption comprises the following:

Disclosure of reserves within shareholders' equity	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(38,024)	(4,921)	(8,042)
Reserve for cash flow hedges (2)	7,314	(930)	(14,575)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(5,702)	122,294	(10,973)
Reserve for actuarial gains or losses in defined benefit plans (4)	(11,179)	(13,454)	(9,198)
Other reserves	10,175	11,881	11,663
Total	(37,416)	114,870	(31,125)
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
(3)Reserve related to the fair value variation of equity financial instruments.
(4)This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.
Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	—	(6,276)	—	190	—	(985)	28,879	—	28,879
Impact to Income statement	—	(9,457)	—	—	—	—	—	(455)	(9,912)	—	(9,912)
Income taxes	—	—	(7,172)	—	1,252	—	(17)	—	—	(5,937)	(5,937)
Reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Closing balance as of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	3,121	126	—	(5,836)	—	190,509	—	218	188,138	—	188,138
Impact to Income statement	—	18,566	—	—	—	—	—	—	18,566	—	18,566
Income taxes	—	—	(5,047)	—	1,580	—	(57,242)	—	—	(60,709)	(60,709)
Closing balance as of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
Movement of reserves	(33,103)	2,520	—	3,137	—	(183,289)	—	(1,706)	(212,441)	—	(212,441)
Impact to Income statement	—	8,773	—	—	—	—	—	—	8,773	—	8,773
Income taxes	—	—	(3,049)	—	(862)	—	55,293	—	—	51,382	51,382
Closing balance as of December 31, 2024	(38,024)	10,018	(2,704)	(14,854)	3,675	(7,861)	2,159	10,175	(40,546)	3,130	(37,416)
________________________________________________
(1)See details on reserves for foreign currency translation differences on conversion in Note 23, letter a).

Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	354	1,957	1,957
Soquimich European holding B.V.	828	828	828
Soquimich Comercial S.A.	(393)	(393)	(401)
SQM Australia Pty Ltd	87	94	—
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SpA	2,121	2,121	2,121
Pavoni & C. SpA	7	7	7
SQM Vitas Fzco.	85	85	85
SAS Adionics	—	116	—
Others	(701)	(721)	(721)
Total Other reserves	10,175	11,881	11,663
Non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests	Net income attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
		As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	—	—	—	—	—	—
Ajay SQM Chile S.A.	49.00000%	3,261	3,238	10,611	9,795	2,446	2,429
Soquimich Comercial S.A.	39.36168%	3,463	3,838	26,637	26,435	3,463	3,837
Comercial Agrorama Ltda.	30.00000%	—	—	—	—	—	—
SQM Indonesia S.A.	20.00000%	—	—	—	—	—	—
SQM Thailand Limited	0.00200%	—	—	—	—	—	—
Total		6,724	7,076	37,248	36,230	5,909	6,266

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
Dividend policy for commercial year 2024
The Company’s dividend policy for the 2024 business year was agreed upon by the Board of Directors on April 25, 2024 based on the financial statements filed by the Company with the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”). On that occasion, the following was decided:
(a)Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2024.
(b)Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use, also considering the following financial parameters:
(i)100% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.
(ii)80% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.
(iii)60% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.
(c)Distribute and pay in 2024 and the first quarter of 2025, dividends, which will be charged against the aforementioned final dividend.

(d)In the ordinary meeting to be held in 2025, the Company’s Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting.
(e)Any remaining amount from the net income from 2024 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.
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
19.6    Final dividends
On April 25, 2024, the 49th ordinary general shareholders' meeting of the Company was held, at which it was agreed to distribute and pay an amount of US$0.21339 per share, which the Company must payment to complete the amount of

US$2.11386 as a final dividend. Such final dividend already considers the first dividend of US$0.78760 per share, the second dividend of US$0.60940 per share and the third dividend of US$0.50347 per share, which were paid during 2023.
19.7    Potential and provisional dividends
Dividends discounted from equity from January to December 2024 and 2023 were the following:

Dividends	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Interim dividend	—	542,847	2,204,229
Final dividend	—	920,819	—
Dividend according to policy	—	60,953	—
Owners of the Parent	—	1,524,619	2,204,229
Dividend eventual	—	—	—
Dividends according to policy	5,909	6,266	7,369
Non-controlling interests	5,909	6,266	7,369
Dividends discounted from equity for the period	5,909	1,530,885	2,211,598
Note 20     Contingencies and restrictions
In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
20.1    Lawsuits and other relevant events

(a)In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$3 million. On August 6, 2024, SQM Salar was sentenced to pay ThUS$80, plus indexation. On August 13, 2024, SQM Salar and the Company filed a complaint appeal before the Court of Appeals of Santiago, which is pending.

(b)On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim.

(c)In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(d)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542.

(e)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(f)In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi.

(g)In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits The proceeding is in the ruling stage. On August 28, 2024, a ruling was issued rejecting the claim against the Company. On January 21, 2025, one of the main defendants filed an appeal for unification of jurisprudence, which is currently pending. The amount of the lawsuit is approximately ThUS$358.

(h)In January, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. On December 3, 2024, the plaintiff and the main defendant signed an agreement, and the plaintiff completely withdrew the lawsuit, thus ending the trial.

(i)In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. On January 13, 2025, the court ruled partially in favor of the claim and ordered the Company to pay the sum of ThUS$263. On January 24, 2025, the Company filed an appeal for annulment, which is still pending.

(j)In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The case is awaiting the issuance of a ruling. The lawsuit totals approximately ThUS$279.

(k)In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately MUS$2. The case is being heard in the People's Court of DongpoDistrict, Meishan, Sichuan Province. The second trial hearing is suspended and the date for its resumption has not yet been set.
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
20.2    Administrative - Environmental contingencies

(a)In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed by mid-2025. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded.

(b)Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending.

(c)In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending.

(d)On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. The procedure is in its initial stage, and the Environmental Assessment Service ruling on the admissibility of the request is still pending. As such, it could either proceed or be declared inadmissible and closed.

(e)In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation.

(f)Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending.
20.3    Tax Contingencies

Claims for the application of the specific tax on mining activities associated with lithium exploitation.

The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, SQM had paid a total of US$986.3 for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and is still subject to appeal by SQM Salar, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024). This expense reflects the potential impact of the Santiago Court of Appeals ruling on the tax claims. As of December 31, 2024 and December 31, 2023, the Company recorded non-current tax receivables of US$59.5 million.

The claims are as follows.

(a)On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$17.8 million, where (i) US$11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending.

(b)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim, and the deadline to file an appeal is pending.

(c)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is ThUS$ 5.5 of which (i) ThUS$ 1.2 relates to amounts paid in excess, (ii) ThUS$ 3.8 relates to the tax claimed (net of the effect on corporate tax), and (iii) ThUS$ 0.5 relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending.

(d)On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS.

(e)On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage.

(f)On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage.

(g)On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage.

(h)On August 14, 2024, SQM Salar filed an annulment lawsuit on public law grounds and a tax claim before the Santiago Metropolitan Region Third Tax and Customs Court against Settlement No. 67 for the tax year 2023. The disputed amount totals ThUS$785, updated to the date on which the payment was made, of which MMUS$10.9 correspond to over-assessed amounts, ThUS$691.1 corresponds to the claimed tax, andThUS$83 corresponds to interest and penalties. The case is in the discussion phase.

The details of resolutions and settlements with pending claims are provided below:

The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, corresponding to the business year 2023 and 2024, amounts to MUS$ 179.4 (net of first category tax), without considering interest and penalties.

Others claims.
(a)Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. within the coming days.

(b)SQM Salar maintains a tax claim with the Fourth Tax and Customs Court of the Metropolitan Region, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting the issuance of the resolution that receives the case as evidence.

(c)SQM Salar has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 and is awaiting the issuance of the resolution that receives the case as evidence.

(d)SQM Nitratos has filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 15, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. The disputed amount is MUS$319.4, and the case is pending a ruling on the evidence phase.

(e)The Company has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is ThUS$511, and the case is pending a ruling on the evidence phase.

(f)On December 19, 2024, the SII issued settlements No. 484280, 484282, 484286, 484288, 484289, 484290, 484291, 484293, and 484294, through which it re-determined the mandatory monthly provisional payments for the specific tax on mining activities on SQM Salar’s lithium extraction revenue for the periods from January to September 2024, for a total amount of ThUS$78.3, include penalties and interest amounting ThUS$25.3. SQM Salar appealed these settlements through a voluntary administrative request for reconsideration, which is still pending resolution.

20.4    Association with Codelco

On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The proceeding is awaiting pleadings before the Court of Appeals of Santiago, a court that on various occasions has decided not to grant Tianqi's requests to suspend the effects of the association. Additionally, there are other legal procedures against entities other than the Company or SQM Salar which, if successful, could delay or nullify SQM and Codelco’s partnership.
20.5 Other matters

The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has undertaken an internal review to identify information to respond to the SEC's request thus actively cooperating in the review.

20.6 Indirect guarantees
As of December 31, 2024 and 2023, there are no indirect guarantees.
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
(a)Geographic areas:

For the year ended December 31, 2024
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	110,282	2,012	600	36,506	1,129	21,022	171,551
Latin America and the Caribbean	113,524	20,933	4,300	89,473	7,749	4,650	240,629
Europe	156,500	368,448	97,000	40,270	18,919	470	681,607
North America	367,530	158,253	57,900	61,145	43,519	1,447	689,794
Asia and Others	194,104	418,666	2,081,450	43,389	6,839	732	2,745,180
Total	941,940	968,312	2,241,250	270,783	78,155	28,321	4,528,761

For the year ended December 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,669	1,603	2,327	31,356	1,136	23,590	169,681
Latin America and the Caribbean	76,157	21,523	7,289	93,868	10,489	973	210,299
Europa	128,370	368,696	278,360	30,357	21,054	1,275	828,112
North America	411,586	122,025	134,768	67,232	47,074	926	783,611
Asia and Others	188,130	378,304	4,757,370	56,237	95,470	276	5,475,787
Total	913,912	892,151	5,180,114	279,050	175,223	27,040	7,467,490

For the year ended December 31, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	128,829	1,523	1,854	64,409	1,199	25,334	223,148
Latin America and the Caribbean	125,712	16,328	5,275	179,621	11,820	1,185	339,941
Europa	196,930	288,854	390,832	27,275	27,725	942	932,558
North America	489,327	141,683	151,152	71,711	59,402	912	914,187
Asia and Others	231,536	305,951	7,603,826	94,164	65,054	213	8,300,744
Total	1,172,334	754,339	8,152,939	437,180	165,200	28,586	10,710,578

(b)Main product and service lines:

Products and Services	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	941,940	913,912	1,172,334
-Sodium Nitrates	16,906	25,056	21,294
-Potassium nitrate and sodium potassium nitrate	531,961	502,349	700,081
-Specialty Blends	246,219	235,290	285,027
-Other specialty fertilizers	146,854	151,217	165,932
Iodine and derivatives	968,312	892,151	754,339
Lithium and derivatives	2,241,250	5,180,114	8,152,939
Potassium	270,783	279,050	437,180
Industrial chemicals	78,155	175,223	165,200
Other	28,321	27,040	28,586
Total	4,528,761	7,467,490	10,710,578
21.2    Cost of sales
Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(1,187,712)	(1,109,139)	(1,035,451)
Classes of employee benefit expenses	(344,078)	(308,972)	(308,744)
Depreciation expense	(312,001)	(252,746)	(218,714)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(17,746)	(11,719)	(6,549)
Amortization expense	(7,622)	(12,415)	(16,413)
Investment plan expenses	(49,499)	(25,638)	(18,293)
Provision for materials, spare parts and supplies	(3,292)	(10,065)	(7,099)
Contractors	(265,729)	(226,180)	(194,295)
Operating leases	(85,117)	(84,423)	(71,420)
Mining patents	(17,861)	(7,560)	(14,585)
Operational transportation	(94,734)	(107,074)	(91,130)
Freight / product transportation costs	(288,135)	(263,285)	(247,889)
Insurance	(42,237)	(55,204)	(43,323)
Corfo rights and other agreements	(397,473)	(1,868,850)	(3,272,897)
Expenses related to variable lease payments (contracts under IFRS 16)	(6,138)	(4,700)	(3,631)
Variation in gross inventory	(91,544)	20,024	628,671
Variation in inventory provision	19,136	(29,711)	(27,324)
Other	(9,872)	(34,779)	(24,867)
Total	(3,201,654)	(4,392,436)	(4,973,953)

21.3    Other income

Other income	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,958	2,002	1,404
Fines charged to suppliers	46	4,118	593
Amounts recovered from insurance	1,240	1,242	1,646
Overestimate of provisions for third-party obligations	309	1,272	86
Sale of assets classified as property, plant and equipment	43	11	365
Sales of materials, spare parts and supplies	842	147	246
Reimbursement of mining patents and notary expenses	8,511	5,205	2,106
Options on mining properties	2,112	376	1,126
Easements, pipelines and roads	414	—	—
Government Grants (1)	13,076	24,387	—
reimbursements Royalty	2,000	—	—
Others	1,678	1,797	2,282
Total	32,229	40,557	9,854

(1) The Company received an unconditional government grant for US$13,076 in December 2024 and US$ 24,387 in September 2023, respectively, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.
21.4    Administrative expenses

Administrative expenses	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(93,824)	(75,450)	(63,713)
Marketing costs	(6,433)	(6,611)	(5,661)
Amortization expenses	(136)	(444)	(126)
Entertainment expenses	(6,384)	(6,067)	(5,576)
Advisory services	(29,860)	(32,562)	(27,235)
Lease of buildings and facilities	(1,755)	(4,331)	(3,829)
Insurance	(6,254)	(3,778)	(3,011)
Office expenses	(9,165)	(9,230)	(8,596)
Contractors	(8,957)	(11,067)	(7,283)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(4,919)	(3,463)	(2,656)
Other expenses	(18,272)	(22,762)	(14,958)
Total	(185,959)	(175,765)	(142,644)

21.5    Other expenses

Other expenses	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Impairment (losses) /reversals of impairment losses recognized in income for the year
Properties, plant and equipment	(10,759)	(47,059)	(8,084)
Intangible assets other than goodwill	—	—	(520)
Impairment of materials, spare parts, and supplies	3,625	—	—
Goodwill	—	(9)	(33,629)
Subtotal	(7,134)	(47,068)	(42,233)
Other expenses, by nature
Legal expenses	(47,887)	17,127	(6,841)
VAT and other unrecoverable taxes	(1,779)	(2,683)	(5,694)
Fines paid	(326)	(542)	(617)
Investment plan expenses	(11,546)	(13,255)	(727)
Exploration expenses	—	—	—
Contributions and donations	(35,250)	(38,756)	(19,096)
Other operating expenses	(776)	(8,223)	(763)
Subtotal	(97,564)	(46,332)	(33,738)
Total	(104,698)	(93,400)	(75,971)
21.6    Other (losses) gains

Other (losses) income	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Sale of investments in associates	—	—	60
Adjust previous year application method of participation	209	(378)	(1)
Reversal/Impairment of interests in associates	246	626	1,349
Sale of investments in joint ventures	—	(2,599)	—
Others	(2,597)	97	(1,291)
Total	(2,142)	(2,254)	117
21.7 Impairment losses and reversals for financial assets

Impairment of financial assets and reversal of impairment losses	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
(Impairment) reversal of value of financial assests (See Note 12.2)	(639)	202	3,369
Totals	(639)	202	3,369

21.8    Summary of expenses by nature
The following summary considers notes 21.2, 21.4 and 21.5.

	For the period from January to December of the year
Expenses by nature	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(1,187,712)	(1,109,139)	(1,035,451)
Employee benefit expenses	(437,902)	(384,422)	(372,457)
Depreciation expense	(312,001)	(252,746)	(218,714)
Depreciation of right-of-use assets	(22,665)	(15,182)	(9,205)
Impairment of properties, plant and equipment, intangible and Goodwill	(7,134)	(47,068)	(42,233)
Amortization expense	(7,758)	(12,859)	(16,539)
Legal expenses	(47,887)	17,127	(6,841)
Investment plan expenses	(61,045)	(38,893)	(19,020)
Provision for materials, spare parts and supplies	(3,292)	(10,065)	(7,099)
Contractors	(274,686)	(237,247)	(201,578)
Operational leases	(86,872)	(88,754)	(75,249)
Mining patents	(17,861)	(7,560)	(14,585)
Operational transportation	(94,734)	(107,074)	(91,130)
Freight and product transportation costs	(288,135)	(263,285)	(247,889)
Corfo rights and other agreements	(432,723)	(1,907,606)	(3,272,897)
Expenses related to variable lease payments (contracts under IFRS 16)	(6,138)	(4,700)	(3,631)
Insurance	(48,491)	(58,982)	(46,334)
Consultant and advisor services	(29,860)	(32,562)	(27,235)
Variation in gross inventory	(91,544)	20,024	628,671
Variation in inventory provision	19,136	(29,711)	(27,324)
Other expenses	(53,007)	(90,897)	(85,828)
Total expenses by nature	(3,492,311)	(4,661,601)	(5,192,568)
21.9    Finance expenses

Finance expenses	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(5,485)	(3,890)	(3,065)
Interest expense from bonds	(162,258)	(106,871)	(108,387)
Interest expense from loans	(84,821)	(55,926)	(2,098)
Reversal of capitalized interest expenses	67,126	43,331	24,708
Financial expenses for restoration and rehabilitation provisions	2,103	2,368	9,357
Interest on lease agreement	(2,820)	(2,038)	(1,226)
Loss on debt redemption and extinguishment	(982)	—	—
Other finance costs	(10,407)	(15,376)	(5,940)
Total	(197,544)	(138,402)	(86,651)

21.10    Finance income

Finance income	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Interest from term deposits	67,407	81,981	31,122
Interest from marketable securities	11,193	31,920	10,252
Interest from maintenance of minimum bank balance in current account	3,246	12	6
Other finance income	21,086	4,614	3,318
Other finance interests	710	4,199	2,340
Total	103,642	122,726	47,038
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

22.2    Reportable segment disclosures:

Operating segment items for the year ended December 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	941,940	968,312	2,241,250	78,155	270,783	28,321	4,528,761	4,528,761	—	4,528,761
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	941,940	968,312	2,241,250	78,155	270,783	28,321	4,528,761	4,528,761	—	4,528,761
Costs of sales	(775,152)	(444,904)	(1,666,328)	(47,453)	(236,390)	(31,427)	(3,201,654)	(3,201,654)	—	(3,201,654)
Administrative expenses	—	—	—	—	—	—	—	—	(185,959)	(185,959)
Finance expense	—	—	—	—	—	—	—	—	(197,544)	(197,544)
Depreciation and amortization expense	(72,211)	(57,038)	(187,538)	(6,328)	(19,275)	(34)	(342,424)	(342,424)	—	(342,424)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	11,025	11,025
Income before taxes	166,788	523,408	574,922	30,702	34,393	(3,106)	1,327,107	1,327,107	(352,693)	974,414
Income tax expense	—	—	—	—	—	—	—	—	(282,573)	(282,573)
Net income (loss)	166,788	523,408	574,922	30,702	34,393	(3,106)	1,327,107	1,327,107	(635,266)	691,841
Assets	—	—	—	—	—	—	—	—	11,495,569	11,495,569
Equity-accounted investees	—	—	—	—	—	—	—	—	585,794	585,794
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	(1,181,113)	(1,181,113)
Liabilities	—	—	—	—	—	—	—	—	6,297,502	6,297,502
Impairment loss of financial assets recognized in income							—	—	(639)	(639)
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(7,134)	(7,134)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	1,274,678	1,274,678
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,213,992)	(1,213,992)
Cash flows from financing activities	—	—	—	—	—	—	—	—	282,383	282,383

Operating segment items for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	(4,392,436)	(4,392,436)	—	(4,392,436)
Administrative expenses	—	—	—	—	—	—	—	—	(175,765)	(175,765)
Finance expense	—	—	—	—	—	—	—	—	(138,402)	(138,402)
Depreciation and amortization expense	(70,342)	(53,140)	(124,010)	(15,232)	(18,006)	(57)	(280,787)	(280,787)	—	(280,787)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	593	593
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income (loss)	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(2,144,787)	930,267
Assets	—	—	—	—	—	—	—	—	10,778,837	10,778,837
Equity-accounted investees	—	—	—	—	—	—	—	—	86,417	86,417
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	2,785,385	2,785,385
Liabilities	—	—	—	—	—	—	—	—	6,301,408	6,301,408
Impairment loss of financial assets recognized in income							—	—	202	202
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(47,068)	(47,068)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	(196,639)	(196,639)
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,481,493)	(1,481,493)
Cash flows from financing activities	—	—	—	—	—	—	—	—	66,261	66,261

Operating segment items for the year ended December 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	—	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	(4,973,953)	(4,973,953)	—	(4,973,953)
Administrative expenses	—	—	—	—	—	—	—	—	(142,644)	(142,644)
Finance expense	—	—	—	—	—	—	—	—	(86,651)	(86,651)
Depreciation and amortization expense	(63,321)	(53,734)	(88,510)	(14,724)	(24,043)	(126)	(244,458)	(244,458)	—	(244,458)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	20,159	20,159
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Net income (loss)	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(1,822,341)	3,914,284
Assets	—	—	—	—	—	—	—	—	10,819,101	10,819,101
Equity-accounted investees	—	—	—	—	—	—	—	—	54,386	54,386
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	1,757,581	1,757,581
Other Liabilities	—	—	—	—	—	—	—	—	5,887,100	5,887,100
Impairment loss of financial assets recognized in income							—	—	3,369	3,369
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(42,233)	(42,233)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	4,077,595	4,077,595
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(909,401)	(909,401)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(2,002,969)	(2,002,969)

22.3    Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income for the year ended December 31,2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	941,940	968,312	2,241,250	78,155	270,783	28,321	—	4,528,761
Costs of sales	(775,152)	(444,904)	(1,666,328)	(47,453)	(236,390)	(31,427)	—	(3,201,654)
Gross profit	166,788	523,408	574,922	30,702	34,393	(3,106)	—	1,327,107
Other incomes by function	—	—	—	—	—	—	32,229	32,229
Administrative expenses	—	—	—	—	—	—	(185,959)	(185,959)
Other expenses by function	—	—	—	—	—	—	(104,698)	(104,698)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	(639)	(639)
Other losses	—	—	—	—	—	—	(2,142)	(2,142)
Financial income	—	—	—	—	—	—	103,642	103,642
Financial costs	—	—	—	—	—	—	(197,544)	(197,544)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	11,025	11,025
Exchange differences	—	—	—	—	—	—	(8,607)	(8,607)
Income before taxes	166,788	523,408	574,922	30,702	34,393	(3,106)	(352,693)	974,414
Income tax expense	—	—	—	—	—	—	(282,573)	(282,573)
Net income	166,788	523,408	574,922	30,702	34,393	(3,106)	(635,266)	691,841

Items in the statement of comprehensive income for the year ended December 31,2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	—	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	—	(4,392,436)
Gross profit	222,403	536,434	2,224,445	33,872	59,453	(1,553)	—	3,075,054
Other incomes by function	—	—	—	—	—	—	40,557	40,557
Administrative expenses	—	—	—	—	—	—	(175,765)	(175,765)
Other expenses by function	—	—	—	—	—	—	(93,400)	(93,400)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	202	202
Other gains	—	—	—	—	—	—	(2,254)	(2,254)
Financial income	—	—	—	—	—	—	122,726	122,726
Financial costs	—	—	—	—	—	—	(138,402)	(138,402)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	593	593
Exchange differences	—	—	—	—	—	—	(22,293)	(22,293)
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(2,144,787)	930,267

Items in the statement of comprehensive income for the year ended December 31,2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	—	10,710,578
Cost of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	—	(4,973,953)
Gross profit	450,073	472,239	4,516,087	52,953	243,599	1,674	—	5,736,625
Other incomes by function	—	—	—	—	—	—	9,854	9,854
Administrative expenses	—	—	—	—	—	—	(142,644)	(142,644)
Other expenses by function	—	—	—	—	—	—	(75,971)	(75,971)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	3,369	3,369
Other losses	—	—	—	—	—	—	117	117
Financial income	—	—	—	—	—	—	47,038	47,038
Financial costs	—	—	—	—	—	—	(86,651)	(86,651)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	20,159	20,159
Exchange differences	—	—	—	—	—	—	(25,400)	(25,400)
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	(250,129)	5,486,496
Income tax expense	—	—	—	—	—	—	(1,572,212)	(1,572,212)
Net income from continuing operations	450,073	472,239	4,516,087	52,953	243,599	1,674	(1,822,341)	3,914,284
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
22.6    Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2024	171,551	240,629	681,607	689,794	2,745,180	4,528,761
Non-current assets at December 31, 2024
Investment accounted for under the equity method	—	—	13,912	17,470	554,412	585,794
Intangible assets other than goodwill	73,762	450	6,466	547	86,743	167,968
Goodwill	—	86	138	724	—	948
Property, plant and equipment, net	3,465,971	6,651	10,598	8,277	942,148	4,433,645
Right-of-use assets	46,122	1,806	3,234	6,112	26,796	84,070
Other non-current assets	68,777	29	—	5,413	289,947	364,166
Non-current assets	3,654,632	9,022	34,348	38,543	1,900,046	5,636,591

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2023	169,681	210,299	828,112	783,611	5,475,787	7,467,490
Non-current assets at December 31, 2023
Investment accounted for under the equity method	—	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	—	86	148	724	—	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	—	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2022	223,148	339,940	932,558	914,187	8,300,745	10,710,578
Non-current assets at December 31, 2022
Investment accounted for under the equity method	—	20,792	15,939	17,655	—	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	—	86	158	723	—	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

Note 23    Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:
As of December 31, 2024, and 2023, are detailed as follows:

Details	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	—	(9)	(9)
Proinsa Ltda.	—	(10)	(10)
Comercial Agrorama Ltda.	192	188	175
Isapre Norte Grande Ltda.	(239)	(147)	(130)
Almacenes y Depósitos Ltda.	—	662	568
Sacal S.A.	—	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	—	(41)	(38)
Agrorama S.A.	814	730	666
SQM Vitas Fzco	(1,714)	(1,164)	(3,614)
Ajay Europe	(2,152)	(1,529)	(1,911)
SQM Oceanía Pty Ltd.	(579)	(579)	(579)
SQM Indonesia S.A.	(124)	(124)	(124)
Azure Minerals	(33,080)	—	—
SQM Holland B.V.	—	99	99
SQM Thailand Limited	—	(68)	(68)
SQM Europe	—	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,265)	(1,643)	(1,642)
Pavoni & C. Spa	—	(224)	(363)
Pirra Lithium Pty Ltd.	(135)	—	—
Sichuan Dixin New Energy Co. Ltd	(714)	—	—
SQM Colombia S.A.S.	—	(80)	(80)
Others	(32)	—	—
Total	(38,024)	(4,921)	(8,042)
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

Class of Asset	Currency	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,020,101	855,001
Cash and cash equivalents	CLP	214,361	3,425
Cash and cash equivalents	CNY	76,807	31,362
Cash and cash equivalents	EUR	6,716	11,183
Cash and cash equivalents	GBP	2	26
Cash and cash equivalents	AUD	40,954	108,883
Cash and cash equivalents	MXN	2,038	649
Cash and cash equivalents	AED	1	6
Cash and cash equivalents	JPY	910	899
Cash and cash equivalents	NOK	1	8
Cash and cash equivalents	ZAR	10,978	10,559
Cash and cash equivalents	KRW	4,979	19,364
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	—	1
Subtotal cash and cash equivalents		1,377,851	1,041,369
Other current financial assets	USD	1,079,559	879,612
Other current financial assets	BRL	36	10
Other current financial assets	CLP	—	446,221
Subtotal other current financial assets		1,079,595	1,325,843
Other current non-financial assets	USD	20,185	22,092
Other current non-financial assets	AUD	2,476	4,870
Other current non-financial assets	CLF	153	227
Other current non-financial assets	CLP	151,604	85,079
Other current non-financial assets	CNY	20,557	529
Other current non-financial assets	EUR	482	1,304
Other current non-financial assets	COP	313	294
Other current non-financial assets	MXN	2,267	2,014
Other current non-financial assets	THB	—	2
Other current non-financial assets	JPY	89	2,267
Other current non-financial assets	ZAR	44	41
Other current non-financial assets	KRW	2,535	18,031
Subtotal other non-financial current assets		200,705	136,750
Trade and other receivables	USD	407,361	516,261
Trade and other receivables	BRL	77	8
Trade and other receivables	CLF	1,171	1,330
Trade and other receivables	CLP	58,117	61,146
Trade and other receivables	CNY	82,539	282,117
Trade and other receivables	EUR	25,815	25,542
Trade and other receivables	GBP	284	147
Trade and other receivables	MXN	1,214	670
Trade and other receivables	AED	763	1,467
Trade and other receivables	JPY	488	382
Trade and other receivables	AUD	9,893	2,598
Trade and other receivables	ZAR	14,600	12,295
Trade and other receivables	COP	3,812	3,210
Trade and other receivables	KRW	—	8
Trade and other receivables	PEN	3	—

Class of Asset	Currency	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Subtotal trade and other receivables		606,137	907,181
Receivables from related parties	USD	20,061	40,236
Receivables from related parties	EUR	1,899	3,017
Receivables from related parties	AUD	6,746	—
Subtotal receivables from related parties		28,706	43,253
Current inventories	USD	1,702,185	1,774,594
Subtotal Current Inventories		1,702,185	1,774,594
Current tax assets	USD	571,818	611,841
Current tax assets	BRL	4	2
Current tax assets	CLP	2,040	3,637
Current tax assets	CNY	348	—
Current tax assets	EUR	281	13,556
Current tax assets	MXN	4,115	5,216
Current tax assets	JPY	—	11
Current tax assets	PEN	1,804	—
Current tax assets	ZAR	28	29
Current tax assets	COP	2,614	2,741
Current tax assets	KRW	2	—
Current tax assets	AUD	89	—
Subtotal current tax assets		583,143	637,033
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		118	118
Total current assets		5,578,440	5,866,141
Other non-current financial assets	USD	60,706	248,281
Subtotal Other non-current financial assets		60,706	248,281
Other non-current non-financial assets	USD	74,245	65,616
Other non-current non-financial assets	CNY	289,921	308,084
Subtotal Other non-current non-financial assets		364,166	373,700
Other receivables, non-current	USD	1,785	705
Other receivables, non-current	CLF	63	9
Other receivables, non-current	MXN	220	179
Other receivables, non-current	KRW	240	667
Other receivables, non-current	CLP	419	999
Subtotal Other receivables, non-current		2,727	2,559
Investments classified using the equity method of accounting	USD	29,869	76,532
Investments classified using the equity method of accounting	AED	324	2,778
Investments classified using the equity method of accounting	EUR	9,610	7,107
Investments classified using the equity method of accounting	AUD	545,991	—
Subtotal Investments classified using the equity method of accounting		585,794	86,417
Intangible assets other than goodwill	USD	167,968	155,874
Subtotal intangible assets other than goodwill		167,968	155,874
Purchases goodwill, gross	USD	948	958
Subtotal Purchases goodwill, gross		948	958
Property, plant and equipment	USD	4,433,645	3,609,937
Subtotal property, plant and equipment		4,433,645	3,609,937
Right-of-use assets	USD	84,070	73,193
Subtotal Right-of-use assets		84,070	73,193
Non-current tax assets	USD	59,541	59,541
Subtotal non-current tax assets		59,541	59,541
Deferred tax assets	USD	157,564	302,236
Subtotal Deferred tax assets		157,564	302,236

Class of Asset	Currency	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Total non-current assets		5,917,129	4,912,696
Total assets		11,495,569	10,778,837

		As of December 31, 2024			As of December 31, 2023
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	349,671	795,283	1,144,954	773,314	462,656	1,235,970
Other current financial liabilities	CLF	18,206	308	18,514	20,191	338	20,529
Subtotal other current financial liabilities		367,877	795,591	1,163,468	793,505	462,994	1,256,499
Lease liabilities, current	USD	—	14,311	14,311	—	9,293	9,293
Lease liabilities, current	CLF	—	2,433	2,433	—	2,284	2,284
Lease liabilities, current	MXN	—	2,828	2,828	—	3,573	3,573
Lease liabilities, current	EUR	—	451	451	—	438	438
Lease liabilities, current	AUD	—	2,671	2,671	—	2,604	2,604
Lease liabilities, current	INR	—	35	35	—	—	—
Lease liabilities, current	BRL	—	16	16	—	—	—
Lease liabilities, current	COP	—	266	266	—	—	—
Subtotal Lease liabilities, current		—	23,011	23,011	—	18,192	18,192
Trade and other payables	USD	102,724	14,579	117,303	87,043	7,310	94,353
Trade and other payables	CLF	5,020	—	5,020	3,614	—	3,614
Trade and other payables	BRL	6	—	6	12	—	12
Trade and other payables	THB	—	—	—	4	—	4
Trade and other payables	CLP	176,474	3	176,477	227,990	52	228,042
Trade and other payables	CNY	33,052	—	33,052	28,562	—	28,562
Trade and other payables	EUR	99,605	—	99,605	52,883	6,399	59,282
Trade and other payables	GBP	18	—	18	18	—	18
Trade and other payables	MXN	—	1,484	1,484	1,499	—	1,499
Trade and other payables	AUD	36,431	—	36,431	32,439	7	32,446
Trade and other payables	ZAR	—	1,562	1,562	984	—	984
Trade and other payables	AED	—	—	—	—	—	—
Trade and other payables	JPY	—	—	—	—	—	—
Trade and other payables	CHF	21	—	21	21	—	21
Trade and other payables	COP	—	325	325	302	—	302
Trade and other payables	CAD	9	—	9	2	—	2
Trade and other payables	KRW	107	—	107	492	—	492
Trade and other payables	INR	29	—	29	—	—	—
Subtotal trade and other payables		453,496	17,953	471,449	435,865	13,768	449,633
Trade payables due to related parties	USD	—	5,827	5,827	—	—	—

		As of December 31, 2024			As of December 31, 2023
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade payables due to related parties	AUD	4,438	—	4,438	2,346	—	2,346
Subtotal Trade payables due to related parties		4,438	5,827	10,265	2,346	—	2,346
Other current provisions	USD	28,064	270,161	298,225	384,972	6,793	391,765
Other current provisions	CLP	480	—	480	332	—	332
Other current provisions	JPY	12,492	—	12,492	225	—	225
Subtotal other current provisions		41,036	270,161	311,197	385,529	6,793	392,322

Current tax liabilities	USD	—	68,300	68,300	162,743	9,805	172,548
Current tax liabilities	CLP	—	290	290	—	513	513
Current tax liabilities	EUR	—	1,139	1,139	—	4,850	4,850
Current tax liabilities	CNY	—	8,644	8,644	—	356	356
Current tax liabilities	JPY	—	143	143	—	—	—
Current tax liabilities	AUD	—	388	388	—	169	169
Current tax liabilities	ZAR	—	33	33	—	—	—
Current tax liabilities	KRW	—	381	381	—	5,197	5,197
Current tax liabilities	PEN	—	433	433	—	—	—
Current tax liabilities	COP	—	90	90	—	—	—
Subtotal current tax liabilities		—	79,841	79,841	162,743	20,890	183,633
Provisions for employee benefits, current	USD	29,265	—	29,265	21,575	—	21,575
Provisions for employee benefits, current	AUD	939	—	939	492	—	492
Provisions for employee benefits, current	EUR	—	—	—	560	—	560
Provisions for employee benefits, current	CLP	930	—	930	1,117	—	1,117
Provisions for employee benefits, current	PEN	141	—	141	—	—	—
Provisions for employee benefits, current	MXN	271	—	271	202	—	202
Subtotal Provisions for employee benefits, current		31,546	—	31,546	23,946	—	23,946
Other current non-financial liabilities	USD	38,607	220	38,827	57,114	61,037	118,151
Other current non-financial liabilities	BRL	18	—	18	17	—	17
Other current non-financial liabilities	CLP	32,749	34,577	67,326	32,780	24,787	57,567
Other current non-financial liabilities	CNY	12,287	—	12,287	134	—	134
Other current non-financial liabilities	EUR	4,050	—	4,050	669	969	1,638
Other current non-financial liabilities	MXN	890	—	890	966	16	982
Other current non-financial liabilities	JPY	93	—	93	49	—	49
Other current non-financial liabilities	PEN	96	—	96	—	—	—
Other current non-financial liabilities	COP	233	—	233	202	—	202
Other current non-financial liabilities	ARS	1,454	—	1,454	—	—	—
Other current non-financial liabilities	ZAR	756	31	787	550	—	550
Other current non-financial liabilities	KRW	1,978	—	1,978	8,015	—	8,015
Subtotal other current non-financial liabilities		93,211	34,828	128,039	100,496	86,809	187,305
Total current liabilities		991,604	1,227,212	2,218,816	1,904,430	609,446	2,513,876

		As of December 31, 2024
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	—	—	129,683	—	3,120,228	3,249,911
Other non-current financial liabilities	CLF	—	—	—	—	350,671	350,671
Subtotal Other non-current financial liabilities		—	—	129,683	—	3,470,899	3,600,582
Non-current lease liabilities	USD	—	23,456	—	10,721	—	34,177
Non-current lease liabilities	CLP	—	36	—	56	—	92
Non-current lease liabilities	CLF	—	7,287	—	—	—	7,287
Non-current lease liabilities	MXN	—	—	—	19,245	—	19,245
Subtotal non-current lease liabilities		—	30,779	—	30,022	—	60,801
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	33,651	—	—	19,666	53,317
Subtotal Other non-current provisions		—	33,651	—	—	19,666	53,317
Deferred tax liabilities	USD	—	298,379	—	—	—	298,379
Subtotal Deferred tax liabilities		—	298,379	—	—	—	298,379
Provisions for employee benefits, non-current	USD	1,529	12,383	—	—	13,343	27,255
Provisions for employee benefits, non-current	CLP	37,791	—	—	—	—	37,791
Provisions for employee benefits, non-current	MXN	294	—	—	—	—	294
Provisions for employee benefits, non-current	AUD	180	—	—	—	—	180
Provisions for employee benefits, non-current	JPY	—	—	—	—	—	—
Provisions for employee benefits, non-current	EUR	87	—	—	—	—	87
Subtotal Provisions for employee benefits, non-current		39,881	12,383	—	—	13,343	65,607
Total non-current liabilities		39,881	375,192	129,683	30,022	3,503,908	4,078,686
Total liabilities							6,297,502

	As of December 31, 2023
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,963	195,833	99,685	—	2,271,326	2,816,807
Other non-current financial liabilities	CLF	—	—	—	—	396,615	396,615
Subtotal Other non-current financial liabilities		249,963	195,833	99,685	—	2,667,941	3,213,422
Non-current lease liabilities	USD	—	13,059	—	4,843	—	17,902
Non-current lease liabilities	CLP	—	—	—	21	—	21
Non-current lease liabilities	CLF	—	8,971	—	—	—	8,971
Non-current lease liabilities	MXN	—	—	—	4,235	—	4,235
Non-current lease liabilities	EUR	—	—	—	3,315	—	3,315
Non-current lease liabilities	AUD	—	—	—	22,522	—	22,522
Subtotal non-current lease liabilities		—	22,030	—	34,936	—	56,966
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	27,599	—	—	32,851	60,450
Subtotal Other non-current provisions		—	27,599	—	—	32,851	60,450
Deferred tax liabilities	USD	—	394,688	—	—	—	394,688
Subtotal Deferred tax liabilities		—	394,688	—	—	—	394,688
Provisions for employee benefits, non-current	USD	10,008	8,066	—	—	440	18,514
Provisions for employee benefits, non-current	CLP	42,813	—	—	—	—	42,813
Provisions for employee benefits, non-current	MXN	314	—	—	—	—	314
Provisions for employee benefits, non-current	AUD	—	—	—	—	91	91
Provisions for employee benefits, non-current	JPY	218	—	—	—	—	218
Provisions for employee benefits, non-current	EUR	56	—	—	—	—	56
Subtotal Provisions for employee benefits, non-current		53,409	8,066	—	—	531	62,006
Total non-current liabilities		303,372	648,216	99,685	34,936	2,701,323	3,787,532
Total liabilities							6,301,408
Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to December of the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Foreign currency translation loss	(8,607)	(22,293)	(25,400)
Foreign currency translation reserve	(34,516)	3,177	(255)
Total	(43,123)	(19,116)	(25,655)
The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Note 25    Income tax and deferred taxes
Tax receivables as of December 31, 2024 and 2023, are as follows:
25.1    Current and non-current tax assets
(a)Current

Current tax assets	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies (1)	133,898	584,382
Monthly provisional income tax payments, foreign companies	12,859	26,741
Corporate tax credits (2)	4,603	1,918
1st category tax absorbed by tax losses (3)	—	1,872
Taxes in recovery process (1)	431,783	22,120
Total	583,143	637,033
(b)Non-current

Non-current tax assets	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Non current tax receivable (see note 20.3)	59,541	59,541
Total	59,541	59,541

(1)The PPM of Chilean companies and taxes in the process of recovery are presented net of the liability for specific tax on lithium mining activity for an amount of USD$179.5 million. See note 20.3 Tax contingencies. The taxes in recovery process represent PPM of the previous periods that are yet to be reimbursed from the tax authority.
(2)These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.
(3)This concept corresponds to the tax loss absorptions determined by the company at the end of the year, which must be attributed to the dividends received during the year.
25.2    Current tax liabilities

Current tax liabilities	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Chilean income tax (1)	24,687	636
Specific mining tax to lithium mining (see note 20.3)	—	162,743
Foreign company income tax (2)	55,154	20,254
Total	79,841	183,633
(1)Income tax in Chile is presented net of provisional monthly payments by Chilean companies for an amount of US$90.9 million.

(2)The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$66.9 million.

Income tax is calculated based on the income statements or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%.
The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5.00% for mining royalties that involve operations in the Salar de Atacama and 5.44% for caliche extraction operations.
The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2024	Income tax 2023
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 2.5%	21% + 3%
South Africa	27%	27%
South Korea	24% (2)	24% (2)
China	25%+12% (1)	25%+12% (1)
Australia	30%	30%
(1)Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%.
(2)Sliding scale from 9% to 24% of taxable income.
25.3    Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of December 31, 2024

Description of deferred tax assets and liabilities as of December 31, 2024	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized profit	157,503	—
Property, plant and equipment and capitalized interest (1)	—	(314,309)
Restoration and rehabilitation provision	5,220	—
Manufacturing expenses	—	(154,906)
Employee benefits and unemployment insurance	—	(8,736)
Vacation accrual	9,001	—
Inventory provision	16,353	—
Materials provision	20,293	—
Others employee benefits	10,291	—
Research and development expenses	—	(17,239)
Bad debt provision	—	(203)
Provision for legal complaints and expenses	2,788	—
Loan acquisition expenses	—	(17,604)
Financial instruments recorded at market value	3,277	—
Specific tax on mining activity	—	(1,398)
Specific tax on lithium mining activity	4,049	—
Tax loss benefit	129,123	—
Other	15,422	—
Foreign items (other)	260	—
Balances to date	373,580	(514,395)
Net balance		(140,815)
(1)This includes right-of-use assets.

(b)Deferred tax assets and liabilities as of December 31, 2023

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2023	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	321,340	—
Property, plant and equipment and capitalized interest (1)	—	(240,056)
Restoration and rehabilitation provision	6,336	—
Manufacturing expenses	—	(159,879)
Employee benefits and unemployment insurance	—	(9,438)
Vacation accrual	9,373	—
Inventory provision	34,718	—
Materials provision	14,405	—
Others employee benefits	6,561	—
Research and development expenses	—	(16,046)
Bad debt provision	3,060	—
Provision for legal complaints and expenses	2,932	—
Loan acquisition expenses	—	(12,735)
Financial instruments recorded at market value	—	(52,016)
Specific tax on mining activity	—	(3,303)
Tax loss benefit	23,340	—
Other	—	(21,119)
Foreign items (other)	75	—
Balances to date	422,140	(514,592)
Net balance		(92,452)
(1)This item includes right-of-use assets.
Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2024 and 2023, are as follows:

Movements of deferred tax assets and liabilities	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Deferred tax assets	157,564	302,236
Deferred tax liabilities	(298,379)	(394,688)
Total	(140,815)	(92,452)

(c)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2024

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2024	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(163,837)	—	(163,837)	157,503
Property, plant and equipment and capitalized interest	(288,116)	(26,193)	—	(26,193)	(314,309)
Restoration and rehabilitation provision	6,336	(1,116)	—	(1,116)	5,220
Manufacturing expenses	(159,879)	4,973	—	4,973	(154,906)
Employee benefits and unemployment insurance	(9,438)	1,567	(865)	702	(8,736)
Vacation accrual	9,373	(372)	—	(372)	9,001
Inventory provision	34,718	(18,365)	—	(18,365)	16,353
Materials provision	14,405	5,888	—	5,888	20,293
Derivative financial instruments	—	3,049	(3,049)	—	—
Others employee benefits	6,561	3,730	—	3,730	10,291
Research and development expenses	(16,046)	(1,193)	—	(1,193)	(17,239)
Bad debt provision	1,957	(2,160)	—	(2,160)	(203)
Provision for legal complaints and expenses	2,932	(144)	—	(144)	2,788
Loan approval expenses	(12,735)	(4,869)	—	(4,869)	(17,604)
Financial instruments recorded at market value	(52,016)	—	55,293	55,293	3,277
Specific tax on mining activity	(3,303)	1,900	5	1,905	(1,398)
Specific tax on lithium mining activity	—	4,049	—	4,049	4,049
Tax loss benefit	74,347	54,776	—	54,776	129,123
Others	(22,963)	38,385	—	38,385	15,422
Foreign items (other)	75	(1,682)	1,867	185	260
Total temporary differences, unused losses and unused tax credits	(92,452)	(101,614)	53,251	(48,363)	(140,815)

(d)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(334,355)	—	(334,355)	321,340
Property, plant and equipment and capitalized interest	(244,560)	(43,556)	—	(43,556)	(288,116)
Restoration and rehabilitation provision	4,685	1,651	—	1,651	6,336
Manufacturing expenses	(139,383)	(20,496)	—	(20,496)	(159,879)
Employee benefits and unemployment insurance	(8,995)	(2,020)	1,577	(443)	(9,438)
Vacation accrual	7,650	1,723	—	1,723	9,373
Inventory provision	27,512	7,206	—	7,206	34,718
Materials provision	11,915	2,490	—	2,490	14,405
Derivative financial instruments	—	5,047	(5,047)	—	—
Others employee benefits	1,177	5,384	—	5,384	6,561
Research and development expenses	(12,294)	(3,752)	—	(3,752)	(16,046)
Bad debt provision	715	1,242	—	1,242	1,957
Provision for legal complaints and expenses	6,827	(3,895)	—	(3,895)	2,932
Loan approval expenses	(8,793)	(3,942)	—	(3,942)	(12,735)
Financial instruments recorded at market value	5,226	—	(57,242)	(57,242)	(52,016)
Specific tax on mining activity	(5,799)	2,491	5	2,496	(3,303)
Tax loss benefit	10,059	64,288	—	64,288	74,347
Others	2,913	(25,876)	—	(25,876)	(22,963)
Foreign items (other)	96	(21)	—	(21)	75
Total temporary differences, unused losses and unused tax credits	314,646	(346,391)	(60,707)	(407,098)	(92,452)
(e)Deferred taxes related to benefits for tax losses
The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.
As of December 31, 2024, and 2023, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Chile	44,525	16,087
Foreign	84,598	7,253
Total	129,123	23,340

The tax losses as of December 31, 2024, which are the basis for these deferred taxes correspond mainly to SQM Salar SpA., SQM Potasio SpA., Orcoma SpA., SCM Búfalo, SQM North América Corp., Sichuan Dixin New Energy Co. Ltd., SQM Comercial Perú S.A.C. and SQM Australia Pty Ltd.

(f)Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of December 31, 2024 and 2023 are detailed as follows:

Movements in deferred tax assets and liabilities	Assets (liabilities)
	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(92,452)	314,646
Increase (decrease) in deferred taxes in income	(101,614)	(346,391)
Increase (decrease) deferred taxes in equity	53,251	(60,707)
Total	(140,815)	(92,452)
(g)Disclosures on income tax (expenses) benefits
Current and deferred tax (expenses) benefits are detailed as follows:

Disclosures on income tax (expense) benefit	(Expense) Income
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense (1)	(206,051)	(1,533,809)	(2,002,564)
Adjustments to prior year current income tax benefit (expense)	25,092	3,449	(626)
Current income tax expense, net total	(180,959)	(1,530,360)	(2,003,190)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	(77,113)	(342,363)	427,680
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(24,501)	(4,028)	3,298
Total deferred tax benefits, net	(101,614)	(346,391)	430,978
Income tax expense	(282,573)	(1,876,751)	(1,572,212)
(1) Includes a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 relating to the specific mining tax to lithium mining claims (see note 20.3).
Income tax (expenses) benefit for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(71,477)	(120,893)	(213,060)
Current income tax (expenses), domestic, net (1)	(109,482)	(1,409,467)	(1,790,130)
Current income tax expense, net, total	(180,959)	(1,530,360)	(2,003,190)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	73,935	(34,014)	(21,338)
Current income tax (expense) benefits, domestic, net	(175,549)	(312,377)	452,316
Deferred tax expense, net, total	(101,614)	(346,391)	430,978
Income tax expense	(282,573)	(1,876,751)	(1,572,212)

(1) Includes a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 relating to the specific mining tax to lithium mining claims (see note 20.3).
________________________________________________
(h)Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2024
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	3,148	(860)	2,288
Cash flow hedges	11,293	(3,049)	8,244
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	3,520	(2,723)	797
Total	17,961	(6,632)	11,329

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2023
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(5,843)	1,582	(4,261)
Cash flow hedges	18,692	(5,047)	13,645
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	190,509	(57,242)	133,267
Total	203,358	(60,707)	142,651

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2022
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	(6,350)	1,273	(5,077)
Cash flow hedges	26,622	(7,172)	19,450
Reserve for income (losses) from financial assets measured at fair value through other comprehensive income	190	(17)	173
Total	20,462	(5,916)	14,546
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

Reconciliation between the tax expense and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax (Expense) Benefit	(Expense) Benefit
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	974,414	2,807,018	5,486,496
Statutory income tax rate in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(263,092)	(757,895)	(1,481,354)
Net effect of royalty tax payments	(4,453)	(6,889)	(57,500)
Specific mining tax to lithium mining claims (see note 20.3) (1)	(12,635)	(1,089,476)	—
Net effect of other additional taxes (3)	(25,377)	—	—
Tax effect of income from regular activities exempt from taxation and dividends from abroad	1,030	(1,457)	3,490
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(5,013)	3,509	(11,058)
Effect due to the difference in tax rates related to abroad subsidiaries	7,682	(24,748)	(25,053)
Effect of tax loss recognition	14,750	—	—
Other tax effects of reconciliation of accounting income to tax expense	4,535	205	(737)
Tax expense using the effective tax rate	(282,573)	(1,876,751)	(1,572,212)

(1)The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$4,049 for the year ended December 31, 2024.

(2)The other tax effects from the reconciliation between accounting income and tax expenses include deferred taxes from the initiation of operations in Australia.

(3)Mainly related to dividends from abroad subsidiaries and capital gains tax related to common control transactions.

Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes.

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
(ix)    Australia:
Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier.

Note 26    Events occurred after the reporting date
26.1    Authorization of the financial statements
The consolidated financial statements of the Company and its subsidiaries as of December 31 2024 and 2023, and for the three years ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB , were approved and authorized for issuance by the Company´s Board of Directors on April 23, 2025.

26.2    Disclosures on events occurring after the reporting date
(a)    On January 14, 2025, SQM Australia Pty Ltd acquired an additional 30,000,000 ordinary shares in Pirra Resources Limited for a total price of AUD 4,200,000 (ThUS$2,613). As a result of this transaction, the Company’s stake in Pirra Resources Limited increased to 80%.

(b)    On February 25, 2025, the Company announced that the Board of Directors has agreed to call an annual general meeting at 10:00 on Thursday, April 24, 2025. The Board of Directors also agreed that the voting instruction card for holders of ADRs of SQM Series B shares, regarding the matters to be discussed at the meeting, will be provided to the Bank of New York Mellon, as depositary bank, at 16:00 on Wednesday, March 26, 2025.

Management is not aware of any other significant events that occurred between December 31, 2024, and the date of issuance of these consolidated financial statements that may significantly affect them.