Form 20-F
period 2025-12-31
CHEMICAL & MINING CO OF CHILE INC
filed 2026-04-22
CIK 909037

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
For the fiscal year ended December 31, 2025
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
In this Annual Report on Form 20-F, for the year ended December 31, 2025 (this “Form 20-F”), except as otherwise provided or unless the context requires otherwise, all references to “we,” “us,” “Company” or “SQM” are to Sociedad Química y Minera de Chile S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries.
All references to “US$,” “U.S. dollars,” “USD” and “dollars” are to United States dollars, references to “pesos,” “CLP” and “Ch$” are to Chilean pesos, references to ThUS$ are to thousands of United States dollars, references to ThCh$ are to thousands of Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed, peso-denominated unit that is linked to, and adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2025, UF 1.00 was equivalent to US$43.80 and Ch$39,727.96 according to the Chilean Central Bank (Banco Central de Chile). As of March 31, 2026, UF 1.00 was equivalent to US$42.96 and Ch$39,841.72
The Republic of Chile is governed by a democratic government, organized in fifteen regions plus the Metropolitan Region (surrounding and including Santiago, the capital of Chile). Our production operations are concentrated in northern Chile, specifically in the Tarapacá Region and in the Antofagasta Region.
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
“assay values”: Chemical result or mineral component amount contained by the sample.
“average global metallurgical recoveries”: Percentage that measures the metallurgical treatment effectiveness based on the quantitative relationship between the initial product contained in the mine-extracted material and the final product produced in the plant.
“average mining exploitation factor”: Index or ratio that measures the mineral exploitation effectiveness, based on the quantitative relationship between (in-situ mineral minus exploitation losses) / in-situ mineral.
“CAGR”: Compound annual growth rate, the year over year growth rate of an investment over a specified period of time.
“cash and cash equivalents”: The International Accounting Standards Board (IASB) defines cash and cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
“CCHEN”: The Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear).
"Codelco": The National Copper Corporation of Chile (Corporación Nacional del Cobre de Chile), a Chilean state-owned copper mining company.
“Controller Group” *: A person or company or group of persons or companies that according to Chilean law, have executed a joint performance agreement, that have a direct or indirect share in a company’s ownership and have the power to influence the decisions of the company’s management.
“Corfo”: Production Development Corporation (Corporación de Fomento de la Producción), formed in 1939, a Chilean national organization in charge of promoting Chile’s manufacturing productivity and commercial development.
“CMF”: The Chilean Financial Market Commission. (La Comisión para el Mercado Financiero).
“cut-off grade”: The minimal assay value or chemical amount of some mineral component above which exploitation is economical.
“dilution”: Loss of mineral grade because of contamination with barren material (or waste) incorporated in some exploited ore mineral.
“exploitation losses”: Amounts of ore mineral that have not been extracted in accordance with exploitation designs.
“fertigation”: The process by which plant nutrients are applied to the ground using an irrigation system.
“geostatistical analysis”: Statistical tools applied to mining planning, geology and geochemical data that allow estimation of averages, grades and quantities of Mineral Resources and Mineral Reserves.
“heap leaching”: A process whereby minerals are leached from a heap, or pad, of ROM (run of mine) ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.
“horizontal layering”: Rock mass (stratiform seam) with generally uniform thickness that conform to the sedimentary fields (mineralized and horizontal rock in these cases).
“hypothetical resources”: Mineral Resources that have limited geochemical reconnaissance, based mainly on geological data and sample assay values spaced between 500–1000 meters.

“Indicated Mineral Resource” **: That part of a mineral resource with a level of geological confidence between that of measured and inferred resources; quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
“Inferred Mineral Resource” **: That part of a mineral resource with the lowest level of geological confidence; quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
“industrial crops”: Refers to crops that require processing after harvest in order to be ready for consumption or sale. Tobacco, tea and seed crops are examples of industrial crops.
“Kriging Method”: A technique used to estimate ore reserves, in which the spatial distribution of continuous geophysical variables is estimated using control points where values are known.
“limited reconnaissance”: Low or limited level of geological knowledge.
“Measured Mineral Resource” **: That part of a mineral resource with the highest level of geological confidence; quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
“metallurgical treatment”: A set of chemical and physical processes applied to the caliche ore and to the salar brines to extract their useful minerals (or metals).
“Mineral Reserve” **: An estimate of tonnage and grade or quality of indicated and measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
“Mineral Resource” **: A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
“Novandino Litio”: Nova Andino Litio SpA., formerly named SQM Salar SpA and the successor by merger to Minera Tarar SpA. The terms “Novandino Litio” and “Nova Andino Litio SpA” are used interchangeably.
“ore depth”: Depth of the mineral that may be economically exploited.
“ore type”: Main mineral having economic value contained in the caliche ore (sodium nitrate or iodine).
“ore”: A mineral or rock from which a substance having economic value may be extracted.
“Probable Mineral Reserve” **: The economically mineable part of an indicated and, in some cases, a measured mineral resource.
“Proven Mineral Reserve” **: The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.
“solar salts”: A mixture of 60% sodium nitrate and 40% potassium nitrate used in the storage of thermo-energy.
v

“vat leaching”: A process whereby minerals are extracted from crushed ore by placing the ore in large vats containing leaching solutions.
“waste”: Rock or mineral which is not economical for metallurgical treatment.
“Weighted average age”:     The sum of the product of the age of each fixed asset at a given facility and its current gross book value as of December 31, 2025 divided by the total gross book value of the Company’s fixed assets at such facility as of December 31, 2025.
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
•level of reserves, quality of the ore and brines and production levels and yields;
•our capital investment program and financing sources;
•our Sustainable Development Plan;
•development of new products, anticipated cost synergies and product and service line growth;
•our business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items;
•our relationships with our joint venture partners in the production of lithium products in the Salar de Atacama and Australia;
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
•risks relating to the estimation of our reserves and the quality of our ore and brines, including due to variations in estimation methods, measurement techniques, methodologies, or other assumptions applied by different qualified persons over time;
•risks relating to our exports;
•changes in quality standards or technology applications;
•adverse legal, regulatory or labor disputes or proceedings;
•changes in governmental policy or regulations;
•the influence of political, policy or other non-economic factors that Codelco, as a state-owned enterprise, may consider in its decision-making as a partner in the Nova Andino Litio Joint Venture, particularly after 2030, when it will have operational control of the Joint Venture;
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
•Our inability to extend on favorable terms our access to the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond the expiration date of our current agreements in December 2060 could have a material adverse effect on our business, financial condition and results of operations.
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
•Our sales and revenues could be impacted by global shipping industry disruptions due to the armed conflict with Iran.
•Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.
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
Risks Relating to our Business

We will lose control of the Nova Andino Litio Joint Venture operations in the Salar de Atacama after December 31, 2030.

Under the Partnership Agreement for the Joint Venture, during the First Term (2025 to 2030), SQM and Codelco nominate an equal number of Board members to the Board of Nova Andino Litio, and SQM controls the management of the Business and the majority of votes to adopt operational decisions, subject to certain matters that require a supermajority vote that grant Codelco veto rights on those matters. During the Second Term (2031 to 2060), Nova Andino Litio’s Board will be composed of an odd number of directors, with Codelco nominating the majority of directors, and Codelco will control the management of the Business and the majority of votes to adopt decisions at the Board and shareholder level, subject to certain matters that will require a supermajority vote that will grant SQM veto rights on those matters substantially equivalent to the veto rights held by Codelco during the First Term.

During the First Term, Codelco has certain preferential economic benefits on the production of lithium, with retroactive effect to January 1, 2025. For example, in connection with the formation of the Joint Venture, (i) the aggregate permitted extraction was increased by 56,361 metric tons, and (ii) the margin resulting from at least 201,000 metric tons, in the aggregate, will be distributed as a dividend to Codelco within the First Term of the Joint Venture. During the Second Term, the parties will receive economic benefits based on their ownership interest in Nova Andino Litio.

Our joint ventures may not operate according to their business plans if our partners fail to fulfill their obligations, which may adversely affect our results of operations and may force us to dedicate additional resources to these joint ventures.

We currently participate in a number of joint ventures, including the Covalent Lithium and Azure Minerals joint ventures in Australia and the Nova Andino Litio Joint Venture in Chile, and may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. We apply the equity method of accounting to joint ventures when we have the ability to exercise significant influence over the operational decision-making authority and financial policies of the investee but we do not exercise control, such as Covalent Lithium and Azure Materials. Although we currently control the Nova Andino Litio Joint Venture, during the Second Term, we will lose control and it will become an equity method investee. Our equity method investees are governed by their own board of directors, whose members have fiduciary duties to the investees’ shareholders. While we have certain rights to appoint representatives to the investees’ boards of directors, the interests of the investees’ shareholders may not align with our interests or the interests of our shareholders and strategic and contractual disputes may arise.

We are generally dependent on the management team of our equity method investees to operate and control such projects or businesses. While we may exert influence pursuant to our positions, as applicable, on the boards of directors and through certain limited governance or oversight roles, such influence may be limited. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our results of operations may be adversely affected and we may be required to materially change the level of our commitment to the joint venture. Also, differences in views among joint venture participants may result in delayed decisions or failures to agree on major issues. If these differences cause the joint ventures to deviate from their business plans, our results of operations could be adversely affected.

Our Nova Andino Litio Joint Venture with a state-owned partner may expose us to risks outside our control.

Nova Andino Litio’s operations are conducted through the Joint Venture with Codelco, the Chilean state-owned copper mining company designated by the Chilean government to negotiate its participation in lithium operations in the Salar de Atacama. We will lose control of the Joint Venture after December 31, 2030, and will be dependent on Codelco’s actions and decisions. Certain key decisions relating to the Joint Venture may require the agreement of both partners, and therefore we may not be able to unilaterally direct the Joint Venture’s strategy, operations or development activities.

As a state-owned enterprise, Codelco may have objectives, priorities or obligations that differ from ours, including political, social or public policy goals, which may conflict with our business strategies and financial objectives. In addition, Codelco may have objectives or other interests that are inconsistent with our interests, including with respect to matters such as the financing, management, operation or development of the Joint Venture’s assets. Because neither we nor Codelco may be able to unilaterally control certain key decisions of the Joint Venture, disagreements between the partners could result in delays in decision-making or potential deadlocks, which could adversely affect the operations and profitability of the Joint Venture.

These limitations could result in delays in project execution, changes in operational priorities or increased costs, which could materially and adversely affect our business, financial condition and results of operations. This risk is heightened because our state partner’s actions may be influenced by political, regulatory or governmental considerations that are beyond our control and may not align with our commercial interests.

The inability of Nova Andino Litio Joint Venture, to obtain a new environmental permit for the exploitation of the Salar de Atacama during 2031-2060 could have a material adverse effect on our business, financial condition and results of operations.

Our business is substantially dependent on the exploitation of the Salar de Atacama through the Nova Andino Litio Joint Venture. For the year ended December 31, 2025, revenues related to products originating from the Salar de Atacama represented 50.1% of our consolidated revenues, consisting of revenues from our lithium and derivatives business line and potassium business line for the period.

The environmental permit (Resolución de Calificación Ambiental, or RCA) for the mineral exploitation required to conduct its operations in the Salar de Atacama currently in force will expire on December 31, 2030, thus Nova Andino Litio will require to obtain a new RCA from the relevant Chilean Environmental Authority (Servicio de Evaluación Ambiental, or SEA). We cannot assure that Nova Andino Litio will successfully obtain an RCA from the SEA to exploit lithium from the Salar de Atacama beyond 2030. In the event that Nova Andino Litio does not obtain the RCA, the Joint Venture would be unable to continue extracting lithium and potassium beyond December 31, 2030 in the Salar de Atacama, which could have a material adverse effect on our business, financial condition, and results of operations.

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

As a result of the above, the prices of our products may be subject to substantial volatility. For example, average lithium prices (originating from the Salar de Atacama) decreased from US$30,467 per metric ton in 2023, to US$10,936 per metric ton in 2024, and to US$9,174 per metric ton during the year ended December 31, 2025. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

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
Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce. For example, we have an investment plan for US$2.7 billion for the years 2025-2027. The plan will allow us to expand our lithium, iodine and nitrate operations by accessing natural resources both in the Salar de Atacama and caliche deposits in Chile, through the Mt Holland project in Western Australia (along with our partner Wesfarmers), and along with initial investments to develop the Andover project in Western Australia (along with our partner Hancock Prospecting Pty Ltd). The plan also aims to increase mining capacity while protecting the environment, reduce operating costs and increase annual production capacity to meet expected growth in those markets.

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
•
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

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales (excluding the payments to Corfo) which was approximately 40% in 2025. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

Our caliche ore mining reserve estimates and our Salar de Atacama brine mining reserve estimates are prepared by qualified persons and this information is presented in our technical report summaries prepared and filed as required by subpart 1300 of Regulation S-K. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, reserve and resource estimates are inherently sensitive to the measurement techniques and methodologies employed by qualified persons, which may vary over time and among different qualified persons. Different qualified persons may apply different assumptions, parameters, or professional judgments when preparing or updating estimates, and the reassignment or rotation of qualified persons responsible for a given property could itself result in changes to previously reported reserve estimates, even absent material changes in underlying geological conditions. A downward change in our estimates and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations. Please refer to Exhibit 96.1 of this 20-F report. For further details regarding the Salar de Atacama property, please refer to Exhibit 96.1 of this Form 20-F.

The growth of our lithium business depends on the growth in demand for electric vehicles using lithium-based batteries and reduced demand in the adoption of electric vehicles by consumers could materially adversely affect our business, financial condition and results of operations.

Our lithium products are a critical component of the lithium-ion batteries used in electric vehicles. As a result, the growth of our lithium business is dependent on the continued adoption of electric vehicles by consumers. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and future results of operations will be adversely affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

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

The growth of our lithium business depends upon the continued adoption by consumers of electric vehicles. Government subsidies and incentives are important for the competitiveness of electric vehicles. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may result in diminished competitiveness of the electric vehicles industry generally, and a resulting decrease in the demand for our lithium products. The current U.S. presidential administration has reduced or suspended government infrastructure spending for electric vehicle projects, eliminated certain tax incentives available in connection with electric vehicle purchases, and rescinded requirements relating to the reduction of greenhouse gas emissions. Any or all of these measures may adversely affect the U.S. electric vehicle market, which could reduce the demand for and supply of electric vehicles and, in turn, adversely affect demand for lithium products. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, financial condition and results of operations could be materially adversely affected.

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

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs. Approximately 87% of our employees are employed in Chile, of which approximately 82% were represented by 22 labor unions as of December 31, 2025. In addition, in Australia we have approximately 590 employees, of which 47 are directly by us and the remaining are employed through our Mount Holland Joint Venture. We also have approximately 50 employees in the Azure Minerals joint venture in Australia. In 2025, collective bargaining agreements were renewed with 14 unions, of which 11 correspond to the SQM Iodine-Plant Nutrition Division and 3 to the Lithium Chile Division. We are exposed to labor strikes and illegal work stoppages by both our own employees and our independent contractors’ employees that could impact our production levels in both our own plants and our independent contractors’ plants. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

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

In March 2025, Law No. 21,735 was enacted, reforming the Chilean pension system. Beginning in August 2025, employer contributions to employee pensions will increase gradually over a nine-year period, from 1.5% to 8.5% of an employee’s monthly wages. Although these increases will be implemented progressively, they may result in higher labor costs for employers. As of December 31, 2025, we had 6,840 employees in Chile and any increase in our labor costs could have a material adverse effect on our business, financial condition and results of operations.

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

Our operations in Chile and in Australia are subject to national and local regulations relating to environmental protection. In accordance with Chilean regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for those projects and activities. The Chilean Environmental Assessment Service (Servicio de Evaluación Ambiental) or “SEA”, evaluates environmental impact studies and statements submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures. See “Item 3.D. Risks Relating to our Business—The inability of Nova Andino Litio Joint Venture, to obtain a new environmental permit for the exploitation of the Salar de Atacama during 2031-2060 could have a material adverse effect on our business, financial condition and results of operations.”

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

Most of our operations are at work sites in Chile and Australia, with inherent safety and environmental risks. At these work sites, our employees, contractors and others are at times in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing processes and hazardous and regulated materials, in a challenging environment. The failure of the TSF operated by the Mt. Holland joint venture in Western Australia could result in severe, and in some cases, catastrophic, property and environmental damage and loss of life, due to hazardous material releases and contamination of surrounding communities ecosystems and water sources, which could endanger the neighboring communities, the local environment and the safety of workers and residents, as well as cause adverse effects to our operations, business and reputation. We are responsible for safety at our work sites, and, accordingly, we have an obligation to comply with applicable laws, including implementing effective safety policies and procedures and to provide appropriate personal protective equipment. The failure by us or others working at such sites to comply with such laws, to implement effective safety procedures, to provide necessary equipment, to protect other contractors at work sites we manage or to conduct work in a safe manner, may result in property damage, injury, disability or loss of life, which may result in investigations, claims or litigation that could result in operational slowdowns, stoppages or delays while such investigations, claims or litigation are conducted. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers and raise our operating and insurance costs. In addition, releases of hazardous materials or pollutants, or fires, explosions or other incidents, may result in environmental damage, or public safety concerns, at the facility and in the neighboring communities, and the related costs and liabilities could have a material adverse effect on our business, financial condition or results of operations.

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

Exports represent a significant portion of our net revenues, representing 96.5% of our net revenues for the year ended December 31, 2025. Exports expose us to risk factors beyond our control in our principal sales markets, including:

•fluctuations in exchange rates;
•deteriorating economic conditions;
•imposition of tariffs and other trade barriers, as explained below;
•exchange controls and restrictions on foreign exchange transactions;
•strikes or other events that may affect ports and transportation;
•compliance with different foreign legal and regulatory regimes; and
•trade barriers.

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

As of March 31, 2026, two principal shareholder groups held in the aggregate 47.38% of our total outstanding shares, including 94.19% of our Series A common shares, and have the power to elect six of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other. As of March 31, 2026, one principal shareholder group is Inversiones Oro Blanco S.A. and its related companies, Global Mining SpA and Potasios de Chile S.A. (together, the “Pampa Group”), which owned approximately 25.48% of the total outstanding shares of SQM Until November 30, 2018, the Chilean Financial Market Commission (“CMF”) considered the Pampa Group the controller of SQM. On this date, the CMF determined that in accordance with the distribution of the shares of SQM, “the Pampa Group does not exert decisive power over the management of the Company and is therefore not considered a controlling shareholder.” The CMF could change its decision in the future if circumstances change.

Another principal shareholder is Tianqi Lithium Corporation (“Tianqi”) and its wholly owned subsidiary, Inversiones TLC SpA, which owned approximately 21.9% of the total outstanding shares of SQM. Tianqi announced on February 4, 2026, that its Board of Directors approved the disposal of up to 3,565,970 Series A common shares in SQM, representing no more than 1.25% of SQM's total shares. Tianqi’s Board authorized management to execute the sale within one year from the date of Board approval. Commencing December 26, 2025, Tianqi had disposed of 748,490 Series B common shares in SQM (0.29% of total shares) through its wholly owned subsidiary Tianqi Lithium HK, and as of the date of this Form 20-F, Tianqi no longer holds any Series B common shares in SQM. Following the full disposal of the Series A common shares referred to in the announcement, Tianqi would retain approximately 58,990,598 Class A shares in SQM through Inversiones TLC SpA, reducing its stake to approximately 20.65% of SQM's total shares.

Throughout the last two years, Inversiones TLC SpA has litigated against the resolution by the CMF confirming that the terms of the Joint Venture transaction with Codelco requires solely the approval of SQM board of directors and not of its shareholders at an extraordinary shareholders meeting. On January 26, 2026 the Supreme Court of Chile rejected the appeal filed by Inversiones TLC SpA and affirmed the judgment of the Court of Appeals of Santiago confirming the CMF’s decision on the approval requirements for the Joint Venture. See “Item 4.A History and Development of the Company—Nova Andino Litio Joint Venture with Codelco”.

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

During the approval process of the extrajudicial agreement before the FNE, we expressed our concerns regarding the measures contained in the extrajudicial agreement since, in the Company’s opinion, the measures (i) could not effectively resolve the risks that Tianqi and the FNE have sought to mitigate, (ii) are not sufficient to avoid access to our “sensitive information” that, in the possession of a competitor, could harm us and the proper functioning of the market and (iii) could contradict the Chilean Corporations Act. The extrajudicial agreement expired by its terms in April 2025.

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

Chile is vulnerable to external shocks that could cause significant economic difficulties and affect growth. If Chile experiences lower than expected economic growth or a recession, it is likely that consumer demand for electricity will decrease and that some of our customers may have difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition. Financial and political events in other parts of the world could also negatively affect our business. Export trade is important to the Chilean economy generally and to our business in particular. The administration of President Trump in the United States has made number of policy changes on trade, foreign relations, government regulation, immigration and other matters that differ significantly from those of the prior administration, which could have material effects on the global political and economic landscape. President Trump has imposed or threatened to impose increased tariffs on imports of most goods from Canada and Mexico, additional tariffs on imports of goods from China above currently applicable tariff rates, steel and aluminum tariffs on all countries, and tariff on imports of cars and auto parts from foreign countries, among others. These tariffs could lead to retaliatory actions by China and other countries, which could impact foreign trade globally. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between Chile and other countries.
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

As of December 31, 2025, one of our largest shareholders is Tianqi, a Chinese company, with a 21.9% ownership interest and board representation. Recently, there have been heightened tensions in international relations between the United States and Europe, on the one hand, and China. International trade disputes and President Trump’s additional tariffs on imports of goods from China above currently applicable tariff rates and other trade restrictions have affected both diplomatic and economic ties among countries. This environment could result in political and economic measures against Chinese-owned companies. Any further deterioration in the relationship between China, the United States and certain other countries may limit our ability to invest and develop projects in certain countries and adversely impact our business, financial condition, and results of operations.

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

In October 2020, we announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and deeper conversations with neighboring communities and becoming carbon neutral by 2040, and reducing water by 65% and brine extraction by 50% of our authorized limits. We also announced the goal of obtaining international certifications and participating in international sustainability indices that we consider essential for a sustainable future. Since announcing our sustainable development plan, we have participated in a number of voluntary assessments that support our commitments, including EcoVadis, the Carbon Disclosure Project (CDP) and Drive Sustainability. We also maintain key external certifications, such as Protect & Sustain from the International Fertilizer Association and Responsible Care from the Chilean Chemical Industries Association. In addition, our operations in the Salar de Atacama achieved an IRMA score of 75, reflecting progress in responsible mining practices.

Within our logistics chain, the Port of Tocopilla holds Responsible Care (Level 2) certification and, in June 2023, received its first EcoPorts PERS certification following validation by an independent auditor. The Protect & Sustain certification applies to our operations in Coya Sur, the Salar de Atacama, Antofagasta, Santiago and the Port of Tocopilla. Our Nueva Victoria site also maintains Responsible Care certification.

Regarding ISO management systems, we completed ISO 14001 and ISO 45001 recertifications at the Salar de Atacama and at our Lithium Chemical Plant. We also implemented ISO 50001 for our energy management system, with certification obtained for our Nueva Victoria and Coya Sur facilities. The Port of Tocopilla additionally holds ISO 14001 certification.
We continue to participate in global sustainability assessments. We were included in the Dow Jones Sustainability Indexes (World, Emerging Markets, Mila and Chile) and featured in the Sustainability Yearbook 2025. In 2025, our Iodine–Plant Nutrition Division received B (climate change) and B‑ (water security) scores from CDP, while Nova Andino Litio SpA received C ratings in both categories.

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

Nova Andino Litio’s mineral exploitation rights under the Corfo Agreements relating to the Salar de Atacama concession, upon which our business is substantially dependent, will expire in December 2060. If Nova Andino Litio is not able to extend or renew these rights beyond 2060, it could have a material adverse effect on our business, financial condition and results of operations.

Nova Andino Litio holds exclusive and temporary rights to exploit mineral resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean governmental entity, and are leased to Nova Andino Litio pursuant to the Corfo Agreements, which expire on December 31, 2060.

Our business is substantially dependent on the exploitation rights granted under the Corfo Agreements, as all of our products originating from the Salar de Atacama are derived from extraction operations conducted pursuant to those agreements. For the year ended December 31, 2025, revenues related to products originating from the Salar de Atacama represented 50.1% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line.

Although we expect that Nova Andino Litio will begin discussions with Corfo regarding a potential extension or renewal of the Corfo Agreements well in advance of the December 2060 expiration date, we cannot assure you that we will successfully reach an agreement to extend or renew our mineral exploitation rights beyond 2060. Any such negotiation could involve the renegotiation of some or all of the terms and conditions of the Corfo Agreements, including, among other things, lithium and potassium extraction and sales limits, lease payment rates and calculation methodologies, and other payment obligations to Corfo.

If the Corfo Agreements are not extended or renewed beyond their current expiration date in 2060, Nova Andino Litio would be unable to continue extracting lithium and potassium in the Salar de Atacama, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Financial Markets
Currency fluctuations may have a negative effect on our financial performance.
We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2025, the Chilean peso exchange rate was Ch$907.13 per U.S. dollar, while as of December 31, 2024 the Chilean peso exchange rate was Ch$996.46 per U.S. dollar. The Chilean peso therefore depreciated against the U.S. dollar by 13.6% in 2025. As of March 31, 2026, the Observed Exchange Rate was Ch$927.46 per U.S. dollar.
As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the Australian dollar, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real.
As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.
We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. Future reforms may, cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduce a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period.

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
Risks Relating to Chile
The National Lithium Strategy announced by the Chilean government in April 2023 has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business, financial conditions and results of operations.
On April 20, 2023, President Gabriel Boric announced a new National Lithium Strategy that would, among other things, create a National Lithium Company (subject to approval by the Chilean Congress), with one of its objectives being to provide for the Chilean state’s participation in lithium-related activities in the Salar de Atacama.

In connection with the announcement, President Boric provided statements with respect to the following matters:

•Under the National Lithium Strategy, Codelco (the Chilean state-owned copper producer) and Enami (the Chilean state-owned minerals company) would be tasked by Corfo to lead the formation of the new National Lithium Company and each would become its majority shareholder. President Boric and Corfo have affirmed that the terms of existing mining leases in the Salar de Atacama would be respected and any Chilean state participation in their operations would be with the agreement of the applicable counterparty.

•For areas already under development by Codelco and Enami for lithium, new lithium exploration and exploitation contracts would only be granted by the Chilean state to Codelco and Enami subsidiaries, who would decide whether or not to partner with private parties for the development projects. There would be a public bid process for exploration rights over unexplored areas. Any private entities seeking exploitation rights would be required to partner with a state-owned company who would be the controller of the project if it is declared to be strategic for the country.

There can be no assurance that the necessary elements of the National Lithium Strategy requiring Congressional action will be approved by the Chilean Congress. In addition, and notwithstanding the execution of the Partnership Agreement, the National Lithium Strategy has created and may create uncertainty in the Chilean lithium industry, which could impact whether Nova Andino Litio will obtain an extension or renewal of the mineral exploitation rights in the Salar de Atacama concession under the Corfo Agreements beyond their expiration in December 2060. Our inability to continue to have, on favorable terms, the mineral exploitation rights relating to the Salar de Atacama concession, upon which our business is substantially dependent, beyond their current expiration date in December 2060, could have a material adverse effect on our business, financial condition and results of operations. See “Item 3.D. Risk Factors—Nova Andino Litio’s mineral exploitation rights under the Corfo Agreements relating to the Salar de Atacama concession, upon which our business is substantially dependent, will expire in December 2060. If Nova Andino Litio is not able to extend or renew these rights beyond 2060, it could have a material adverse effect on our business, financial condition and results of operations.”

For the year ended December 31, 2025, revenues related to products originating from the Salar de Atacama represented (i) 50.1% of our consolidated revenues for all products and (ii) 46.7% of our consolidated revenues for lithium products. The National Lithium Strategy has created and may continue to create uncertainty in the Chilean lithium industry, which could have a material adverse effect on our business financial condition, results of operations or the value of our shares and ADRs.
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

In addition, the Chilean government may have a direct impact on our Salar de Atacama operations through its ownership and governance rights as our joint venture partner in the Nova Andino Litio Joint Venture.

We are exposed to economic and political volatility and civil unrest in Chile. Changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in Chile, as well as crises and political uncertainties in Chile, could adversely affect economic growth in Chile.

In March 2026, José Antonio Kast took office as president. President Kast is a long-time conservative politician and leader of the Republican Party, known for his strong emphasis on public security, strict immigration policies, and a pro-business economic agenda focused on reducing state intervention and cutting public spending.

Mr. Kast’s platform represents a significant shift from the progressive reforms pursued by the outgoing administration of President Gabriel Boric, and his presidency is widely seen as part of a broader rightward political movement in Chile and in parts of Latin America.

While the specifics of President Kast's policy implementation are not yet fully defined, there is uncertainty regarding how his proposed agenda—particularly actions to tighten immigration controls, reduce regulations, and implement fiscal retrenchment—may affect Chile’s political, economic, and regulatory environment. These policy shifts could result in increased social polarization, changes to tax, labor and environmental regulations, and shifts in public spending priorities, any of which could have an adverse effect on our business, results of operations, and financial condition.

Future developments in Chile, including changes to immigration and security policies, modifications to tax and regulatory frameworks, and domestic political responses to policy shifts, may affect our ability to execute our business plan and could adversely affect our growth, results of operations, and financial condition. Broader risks such as social unrest, political polarization, exchange control changes, and volatility in Chilean financial and capital markets, influenced by both domestic policy shifts and international economic conditions, could also negatively impact our profitability and the value of our securities.

Changes in regulations regarding, or any revocation or suspension of mining, port or other concessions could affect our business, financial condition and results of operations.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean Constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to Nova Andino Litio SpA with respect to the Salar de Atacama concessions under the Corfo Agreements described above, which expire in 2060) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for Mineral Resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Any changes to the Chilean Constitution with respect to the exploitation and exploration of natural resources and concessions granted as a result of the constitutional convention could materially adversely affect our existing exploitation and exploration concessions or our ability to obtain future concessions and could have a material adverse effect on our business, financial condition and results of operations.

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

The Chilean Internal Revenue Service ("SII" in its Spanish acronym) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, SQM had paid a total of US$986.3 for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (financial years 2011 to 2022). Nova Andino has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld Nova Andino Litio SpA’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by Nova Andino Litio SpA against the SII and is still subject to appeal by Nova Andino Litio SpA, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024) and US$34.4 million for the fiscal year 2025, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of December 31, 2025 and December 31, 2024, the Company recorded non-current tax receivables of US$59.5 million.
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
Chile is prone to earthquakes because it is located along major fault lines. During 2017-2025, Chile has experienced several earthquakes which had a magnitude of over 6.0 on the Richter scale. There were also earthquakes in the past decade that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.
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
We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe the Middle East and other parts of Latin America and other nations. Although economic and political conditions in Europe, Middle East and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries or regions may have an adverse effect on the market value of securities of Chilean issuers.
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
As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. We may also seek to strengthen our leadership position in our core businesses through divestitures of certain assets or stakes in subsidiaries that we believe will allow us to concentrate our efforts on our core businesses. Depending on our capital structure at the time of any acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. We may also carry out capital increases, such as the one undertaken in 2021, in order to raise capital for our capital plan. In addition, any divestitures we effect may not result in strengthening our position in our core businesses as anticipated. Any change in our financial condition could affect our results of operations and negatively impact our shares or ADR price.
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
If preemptive rights are unavailable to our ADR holders, their holdings may be diluted if we issue new stock.
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
We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2025. Characterization as a PFIC could result in adverse U.S. tax consequences to a U.S. investor in our shares or ADRs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time. See “Item 10.E. Taxation—Material United States Tax Considerations.”
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
Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water that we cannot control. The use of seawater for future or current operations could increase our operating costs. In addition, seawater projects could face timing issues and permits uncertainty which make them difficult to develop and construct. Any such change may have a materially adverse effect on our business, financial condition and results of operations.
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
We are required to comply with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). Although we and our subsidiaries maintain policies, processes and controls intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.
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

Our sales and revenues could be impacted by global shipping industry disruptions due to the armed conflict with Iran.

We sell our products in more than 110 countries in the world. Our products are shipped in containers or break-bulk format by ship from the port terminals in Antofagasta, Tocopilla, Mejillones and Iquique in Chile. The global shipping industry has been impacted by the armed conflict between the U.S. and Israel and Iran, which has led to higher fuel prices, increased marine shipping and insurance costs, and delays in delivery times. Because of this situation, we face a risk of potential supply chain disruptions that may adversely affect our operations and ability to deliver our products to our customers. Depending on the terms of shipments to customers, the risk of loss related to these shipping issues could fall on us. These significant increases in the cost of transportation and transportation delays could have a negative impact on our sales agreements and customer relationships and adversely affect our sales and revenues.

Tariffs and other changes in international trade policy could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by uncertainty and changes in international trade policies, including tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments. For example, in April 2025, the U.S. government announced a 10% tariff on product imports from almost all foreign countries and an additional individualized reciprocal tariff on the countries with which the U.S. has the largest trade deficits, including China and other southeast Asian countries where we do business. Several tariff announcements have been followed by announcements of limited exemptions and temporary pauses. Although the U.S. Supreme Court recently invalidated the tariffs imposed by the administration of President Trump under the International Emergency Economic Powers Act (“IEEPA”), certain tariff rates and obligations established through trade agreements that were negotiated during active IEEPA tariffs remain in effect, and in response to the Supreme Court decision, the Trump administration quickly announced additional tariffs pursuant to the Trade Act of 1974 and indicated that it will continue seeking to implement tariffs through other statutory authorities as well. These actions are unprecedented and have caused substantial uncertainty and volatility in financial markets, including uncertainty about the imposition of new tariffs to replace those imposed under IEEPA. It remains unclear to what extent, upon which countries, and upon which terms, tariffs may be levied. Because of this, uncertainty remains elevated, as the Trump administration continues to adjust tariff structures and consider additional country specific tariffs.

The imposition of further tariffs by the Trump administration on a broader range of imports, or further retaliatory trade measures taken by other governments in response to additional tariffs, could increase costs in our supply chain or reduce demand for our products or the products of our customers, either of which could adversely affect our results of operations. To the extent any such tariffs remain in place for a sustained period of time, or in the event of a global or domestic recession resulting from such tariffs, our customers could decide to delay currently planned growth projects or forego them entirely, each of which could result in decreased demand for our products and adversely affect our business, financial condition and results of operations.

Changes in tariffs and trade restrictions can be announced with little or no advance notice. The adoption and expansion of tariffs or other trade restrictions, increasing trade tensions, or other changes in governmental policies related to taxes, tariffs, trade agreements or policies, are difficult to predict, which makes attendant risks difficult to anticipate and mitigate. The ultimate impact of these trade measures on our business, financial condition and results of operations is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, the amount, scope or nature of such trade measures, and our ability to execute strategies to mitigate the potential negative impacts resulting therefrom. If we are unable to address successfully further changes in U.S. or international trade policy, it could have a material adverse impact on our business, financial condition and results of operations.

We are subject to risks related to armed conflicts in other areas of the world, which may have a material adverse effect on our business, financial condition and results of operations.

Global markets have been and may continue to be subjected to periods of economic uncertainty, volatility and disruption due to armed conflicts around the world. Since 2022, there has been an ongoing military conflict between Russia and Ukraine and since 2023 there have been several armed conflicts in the Middle East, such as in Gaza and the ongoing conflict between the U.S., Israel and Iran which began in February 2026. Following the commencement of joint U.S.-Israel military operations against Iran and subsequent Iranian retaliation, the conflict has expanded to Lebanon, has impacted other neighboring countries in the region and has led to the closure of the Strait of Hormuz and broader regional instability. The intensity and duration of this conflict are difficult to predict, and the situation continues to evolve rapidly.

The Russia-Ukraine military conflict has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against

Russia in the past years. Additional sanctions may be imposed in connection with the Middle East conflicts. President Trump has recently made several statements signaling a shift from the previous administration approach to U.S. foreign policy regarding Ukraine, NATO and Iran, which could have material effects on the global political and economic landscape.

While the precise effects of the ongoing military conflict on the global economies remain uncertain, they have already resulted in significant volatility in financial markets, an increase in energy and commodity prices, particularly oil and natural gas, increased marine shipping and insurance costs, and delays in shipping delivery times globally. Should the conflict continue or escalate, markets may face various economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including natural gas, oil, fertilizers and agricultural goods, significant disruptions in logistics infrastructure, telecommunications services, the risk of unavailability of information technology systems and infrastructure, among others, as well as potentially limiting access to financial markets. The resulting impacts on financial markets, inflation, interest rates, unemployment and other matters could disrupt the global economy. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, displacement of persons to regions close to the areas of conflict and an increase in the number of refugees fleeing the regions with armed conflicts, among other unforeseen social and humanitarian effects.

Any escalation and expansion of these conflicts, including into a broader and more sustained regional conflict, could have a further negative impact on both global and regional conditions and may adversely affect our business, financial condition, results of operations, and liquidity. The extent and duration of the ongoing conflicts, resulting sanctions, and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale.
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
Beginning in 2015, we focused on increasing the efficiency of our iodine and nitrate operations. To take advantage of our highly efficient production facilities at our Nueva Victoria site, we suspended the mining and nitrate operations and reduced iodine production at our Pedro de Valdivia site and we increased our iodine production capacity at Nueva Victoria to approximately 10,000 metric tons per year in 2017. We continued expanding our iodine capacity in 2018, to approximately 14,000 metric tons per year, including both Pedro de Valdivia and Nueva Victoria.
In 2017, we entered into a 50/50 joint venture with respect to the Mt. Holland lithium project to design, construct and operate a mine, concentrator and refinery for the production of lithium hydroxide.
In September 2019, Wesfarmers Limited (“Wesfarmers”) became our 50% partner with out SQM Australia Pty subsidiary in the Covalent Lithium joint venture for the Mt. Holland lithium project.
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
In 2022, we completed our lithium carbonate and lithium hydroxide expansion projects in Chile, increasing production capacity to 180,000 metric tons and 30,000 metric tons, respectively. We also began the overhaul of a lithium hydroxide plant in China which will be fed with lithium sulfate from Chile. We also advanced in sustainability certifications (ISO and IRMA) across our operations and maintained strong external recognition, including in the Dow Jones Sustainability Index and a CDP climate rating of B.
In 2023, we continued to expand our lithium production capacity both in Chile and abroad. In addition, we advanced certifications and sustainability initiatives, including achieving a score of 75 under the IRMA standard at the Salar de Atacama, obtaining ISO 50001 (energy management system) certification for our northern operations, and maintaining inclusion in the DJSI and Emerging Markets indices, as well as a CDP water rating of B-.

In 2024, together with Hancock Prospecting, the owner of approximately 18.4% of the shares of Azure Minerals Limited (“Azure Minerals”), we completed the acquisition of all outstanding shares of Azure Minerals, with each company now owning a 50% interest. Azure Minerals’ principal asset is a 60% interest in the Andover lithium project in Western Australia, which is currently in the early exploration stage. At the end of 2023, we signed a non-binding Memorandum of Understanding with Codelco for the joint development of the Salar de Atacama between 2025 and 2060.
In May 2024, we also signed a partnership agreement with Codelco for the joint exploitation of the Salar de Atacama between 2025 to 2060 period, subject to the fulfillment of a number of conditions precedent. See “—Nova Andino Litio SpA Joint Venture with Codelco” for further information regarding the joint venture.

During the year, we carried out a corporate reorganization, resulting in three main divisions: SQM Lithium Chile Division (lithium and potassium products from the Salar de Atacama), SQM Lithium International Division (lithium products from outside Chile), and SQM Iodine-Plant Nutrition Division (iodine and specialty plant nutrition products worldwide), with the objective of focusing, developing and strengthening each business area in order to maintain our leadership strategy in the key industries in which we operate. In terms of production capacity, we continued with our expansion projects for both lithium carbonate and lithium hydroxide in Chile and in November 2024, we held our first auction of spodumene concentrate through our SQM Lithium International Division.

In May 2025, Mr. Gonzalo Guerrero resigned as Chair of the Board, and Mr. Patricio Contesse resigned as Vice Chair of the Board. The Board elected Mrs. Gina Ocqueteau as the new Chair of the Board and appointed Mr. Gonzalo Guerrero as Vice Chair.

In July 2025, Covalent Lithium announced initial production of lithium hydroxide at the Kwinana refinery, a key component of the Mt Holland project. The facility is designed to produce 50,000 metric tons of battery‑grade lithium hydroxide annually. Full completion of the refinery commissioning is targeted for 2027.

Throughout 2025, the Company also participated in several sustainability indices, such as Carbon Disclosure Project (CDP), Dow Jones Sustainability Index (DJSI), MSCI, FTSE Russell, with inclusion in the FTSE4Good IndeX AND Ecovadis.

During 2025, a number of the conditions precedent to the completion of the partnership agreement with Codelco were fulfilled, including the approval from the State Administration for Market Regulation (SAMR) of the People’s Republic of China, one of the more significant conditions to be met.

In December 2025, the Company completed the successful placement of Series S Bonds (a local hybrid bond) in the Chilean general securities market for a total amount of UF 10,000,000 (approximately US$430 million). The Series S Bonds mature on February 15, 2058. Proceeds from the placement will be used for general corporate purposes and to refinance existing debt.

On December 27, 2025, the Company announced the completion of the joint venture under the partnership agreement with Codelco for the mining, production, commercial, community, and environmental development of the Salar de Atacama, subject to the satisfaction of certain conditions subsequent relating to the Inversiones TLC legal challenge discussed below. The transaction was completed through the merger by absorption of Codelco’s subsidiary Minera Tarar SpA into the Company’s subsidiary SQM Salar SpA, which was the surviving entity renamed Nova Andino Litio SpA.

In January 2026, the Company issued US$600 million in aggregate principal amount of 5.625% Subordinated Capital Notes (the “Subordinated Capital Notes”) under Rule 144A /Regulation S under the Securities Act. The Subordinated Capital Notes will mature on April 22, 2056.

In January 2026, we executed a definitive Collaboration and Exploration Agreement with Ivanhoe Electric Inc. to explore 2,002 km² of SQM mining property in northern Chile in search of copper. In the initial phase, we will invest US$9 million to fund three years of exploration. In the event of successful results, the collaboration could lead to the formation of a 50/50 joint venture, in which SQM would have the option to operate and the right to select the joint venture's CEO.

On January 26, 2026 the Supreme Court of Chile confirmed the judgment of the Court of Appeals of Santiago, thereby rejecting the appeal filed by Inversiones TLC SpA and confirming the validity of the Joint Venture for all legal purposes. See “—Novandino Litio Joint Venture with Codelco” below.

Novandino Litio Joint Venture with Codelco

Our subsidiary, Nova Andino Litio SpA (formerly named SQM Salar SpA and now known as “Novandino Litio”), as leaseholder, holds exclusive and temporary rights to exploit Mineral Resources in the Salar de Atacama in northern Chile. These rights are owned by Corfo, a Chilean governmental entity, and leased to Novandino Litio pursuant to (i) a lease agreement over mining exploitation concessions and related project agreement, as amended from time to time, originally granted to SQM Salar for the period ending on December 31, 2030, and (ii) a lease agreement over mining exploitation concessions and related project agreement, originally granted to Minera Tarar SpA for the 2031 to 2060 period (collectively, the “Corfo Agreements”).

The Corfo Agreements require Nova Andino Litio SpA to, among other things: (i) make quarterly lease payments to Corfo based on product sales from the leased mining properties and annual contributions to research and development, local communities, the Antofagasta Regional Government and the municipalities of San Pedro de Atacama, María Elena and
Antofagasta; (ii) preserve Corfo’s rights over the mining exploitation concessions; and (iii) make annual payments to the
Chilean government for such concession rights. For further information regarding these agreements, see “Item 10.C.
Material Contracts—Corfo Agreements.”

On May 31, 2024, SQM and Codelco, the Chilean state-owned copper mining company designated by the Chilean government to negotiate its participation in lithium operations in the Salar de Atacama, entered into a partnership agreement (the “Partnership Agreement”) establishing the rights and obligations of the parties in connection with their joint venture (the “Joint Venture”). The Joint Venture is intended to develop mining and production activities aimed at the production of lithium, potassium and other products from Corfo’s properties in the Salar de Atacama and their subsequent marketing, directly or through subsidiaries or representative offices (the “Business”), for the period from 2025 to 2060.

The Joint Venture was formed on December 27, 2025 through the merger by incorporation of Codelco’s subsidiary, Minera
Tarar SpA, which held the Salar de Atacama lease agreement with Corfo for the period from 2031 to 2060, into our subsidiary SQM Salar SpA, which held the lease agreement with Corfo for the period ending on December 31, 2030, as well as the fixed assets, intangible assets, know-how, distribution network and employees related to SQM’s lithium business in connection with the Salar de Atacama. These assets include extraction and production facilities in the Salar de
Atacama and processing facilities in Chile and abroad where lithium from the Salar de Atacama is processed and commercialized. SQM Salar SpA survived the merger under the name Nova Andino Litio SpA, subject to the terms and conditions of the Partnership Agreement.

As a result of the merger, Nova Andino Litio SpA holds the Corfo Agreements for the Salar de Atacama for the period ending in
2060.

Following the merger, Codelco holds one share more than 50% of the outstanding shares of Nova Andino Litio SpA, and SQM holds one share less than 50%.

Governance Structure

During the first term of the Joint Venture from 2025 to 2030 (the “First Term”), SQM and Codelco each nominate an equal number of directors to the board of Novandino Litio. During the First Term, SQM controls the management of the
Business and holds the majority of votes required to adopt operational decisions, subject to certain matters that require a supermajority vote and grant Codelco certain veto rights.

During the second term of the Joint Venture from 2031 to 2060 (the “Second Term”), the board of Novandino Litio will be composed of an odd number of directors, with Codelco nominating the majority. During the Second Term, Codelco will control the management of the Business and hold the majority of votes required to adopt decisions at both the board and shareholder levels, subject to certain matters requiring a supermajority vote that grant SQM certain veto rights substantially equivalent to those held by Codelco during the First Term.

Economic Arrangements

During the First Term, Codelco is entitled to certain preferential economic benefits with respect to lithium production, with retroactive effect as of January 1, 2025. During the Second Term, the parties will receive economic benefits in proportion to their respective ownership interests in Novandino Litio.

Other Agreements and Condition Subsequent

In connection with the merger and as contemplated by the Partnership Agreement, the parties entered into additional agreements and related documentation, including: a shareholders’ agreement; a sales agreement relating to SQM’s mining assets in the Salar de Maricunga; a license agreement pursuant to which SQM granted Novandino Litio the right to use certain intellectual property rights; a license agreement pursuant to which Novandino Litio granted Codelco and SQM rights to use certain lithium-related intellectual property owned by, or licensed to, Novandino Litio; and a long-term supply agreement pursuant to which Novandino Litio agreed to sell to SQM a substantial portion (and potentially all) of the potassium extracted from the Salar de Atacama, among other agreements.

The merger forming the Joint Venture was consummated on December 27, 2025, subject to a condition subsequent that would be triggered if all of the following events occurred: (a) the appeal filed by Inversiones TLC SpA before the Supreme
Court challenging the decision of the Santiago Court of Appeals rejecting its claim of illegality with respect to Exempt
Resolution No. 6,441 of the CMF was upheld (the “Tianqi Appeal”); (b) either (x) an extraordinary shareholders’ meeting of SQM did not approve the formation of the Joint Venture or (y) such approval was obtained but shareholders representing more than a specified percentage of SQM’s equity exercised their appraisal rights; and (c) SQM executed a public deed certifying that the events described in clauses (a) and (b) had occurred and that SQM had not waived the relevant condition subsequent.

However, on January 26, 2026, the Supreme Court rejected the Tianqi Appeal, confirming the judgment of the Santiago
Court of Appeals. As a result, the condition subsequent was definitively resolved and the Joint Venture became fully effective.

Environmental Permit

In order to exploit lithium from the Salar de Atacama during the period from 2031 to 2060, the Joint Venture must obtain an environmental permit (Resolución de Calificación Ambiental, or “RCA”) from the Chilean Environmental Authority
(Servicio de Evaluación Ambiental, or “SEA”) for the mineral exploitation activities required to conduct operations in the
Salar de Atacama. The environmental permit currently in force expires on December 31, 2030.

We cannot assure that the Joint Venture will successfully obtain an RCA from the SEA to exploit lithium from the Salar de
Atacama beyond 2030. If the Joint Venture does not obtain the required RCA, it would be unable to continue extracting lithium and potassium from the Salar de Atacama after December 31, 2030, which could have a material adverse effect on our business, financial condition and results of operations.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 were as follows:

(in millions of US$)	2025	2024*	2023
Capital expenditures	876.7	971.8	1,103.6
(*) The 2024 amount has been restated to reflect a recalculation using methodology consistent with the calculations for 2025 and 2023.
During 2025, capital expenditures were focused primarily on continuing strategic projects aimed at expanding production capacity across the three business segments. Total investment reached approximately US$876.7 million, highlighting the following:
•Novandino Litio (formerly SQM Salar): continued expansion plans for the Lithium Chemical Plant, with the goal of reaching annual production capacities of 240,000 metric tons of lithium carbonate by 2028 and 100,000 metric tons of lithium hydroxide by the end of 2026.
•Iodine–Plant Nutrition Division: progress in the construction of the seawater pipeline (TEA project), advancement of the leaching piles project in María Elena, and efficiency improvements across various sites.
•International Lithium Division: at the Mount Holland project, continued and completed construction of the refinery in Kwinana, along with initial investments in connection with the Mount Holland expansion studies and the Andover project and other lithium exploration initiatives in Australia, Namibia and Canada.
During 2024, we had total capital expenditures of US$971.8 million. Our 2024 capital expenditure was primarily related to:
•Capacity expansion projects related to lithium facilities in Chile.
•Investment in the Mt. Holland lithium project in Western Australia with completion of the Kwinana refinery by mid-2025.
•Investments in different projects for the Iodine-Plant Nutrition Division, including the investment in the seawater pipeline, scheduled to be finished in 2026, and different initiatives to increase yields in the iodine facilities.
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
•Capacity expansion of lithium hydroxide production in Chile from 30,000 metric tons per year to 100,000 metric tons per year;
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
We expect our capital expenditure for the 2025-2027 period to be approximately US$2.7 billion, including maintenance. This investment plan is preliminary and subject to change depending on internal and external factors (please see Risk factors- Risks related to our business- "We have a capital expenditure program that is subject to significant risks and uncertainties" )
4.B.Business Overview
The Company
We believe that we are the world’s largest producer of potassium nitrate and iodine and one of the world’s largest lithium producers. We also produce specialty plant nutrients, iodine derivatives, lithium derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 100 countries through our worldwide distribution network, with 96.5% of our sales in 2025 derived from countries outside Chile.
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
For the year ended December 31, 2025, we had revenues of US$4,576.2 million, gross profit of US$1,352.6 million and losses attributable to controlling interests of US$588.1 million. Our worldwide market capitalization as of December 31, 2025 was approximately US$19.4 billion.

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
The following table shows the percentage breakdown of our revenues for 2025, 2024 and 2023 according to our product lines:

	2025		2024		2023
Specialty Plant Nutrition	21%		21%		12%
Iodine and Derivatives	23%		21%		12%
Lithium and Derivatives	50%		49%		69%
Potassium	3%		6%		4%
Industrial Chemicals	2%		2%		2%
Other	1%		1%		0%
Total	100%	—%	100%	—%	100%

Business Strategy
SQM is a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate and iodine markets by:
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
Potassium
In 2025, we announced a significant reduction in potash production, and consequently sales, from the Salar de Atacama as part of our plan to reduce brine extraction by 50% compared to permitted levels by 2028 (using 2020 as the base year). This strategy prioritizes higher lithium-content brines over higher potassium-content brines. As a result of lower potash production, we are prioritizing potassium chloride as a feedstock to increase potassium nitrate production in our Specialty Plant Nutrition business line. Consequently, less potassium will be available for third-party sales, resulting in lower future sales volumes.
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

In Australia, in addition to Mt. Holland and our participation in Azure, we are carrying out early-stage exploration activities in a series of different projects. Some of these activities are being directly carried out by our internal geological exploration team, based in our office in Perth, Western Australia, with others being worked in conjunction with partners through earn-in agreements. Activities range from desktop target generation to on-site mapping, rock chip/soil sampling and drilling. During 2025, we also expanded into early‑stage exploration projects in Namibia and Canada, with activities similar to those being carried out in Australia.
In Chile, we actively conduct metallic mineral exploration on the mining properties it owns. If such minerals are discovered, we may decide to exploit them, sell them, or enter into a partnership to extract these resources. SQM’s exploration efforts are currently focused on the bedrock layer located beneath the caliche ore that we use as the main raw material for iodine and nitrate production. This bedrock has significant potential for metallic mineralization, especially copper and gold. In January 2026, we announced a collaboration and exploration agreement with Ivanhoe Electric Inc. for the joint exploration for copper in our mining properties in northern Chile. A large portion of our mining properties is located in the Antofagasta region of Chile, where many major copper producers operate.

SQM has an internal geological exploration team that directly explores the area, identifies drilling targets and evaluates new prospects. We have generated more than 45 copper‑prospective projects, in greenfield and intermediate exploration stages, which are currently under study and drilling. We also have a metal business development team that works to attract partners interested in investing in metallic exploration within our mining properties.

As of December 2025, we maintain an active option agreement with a mining company owned by a private equity fund. In addition, we participated in the formation of a joint venture as a result of the exercise of an option agreement with a major mining company in the precious metals market.

Main Business Lines
Specialty Plant Nutrition
In 2025, specialty plant nutrients revenues increased to US$982.4 million, representing 21.5% of our total revenues for that year and a 4.3% increase from US$941.9 million in specialty plant nutrients revenues in 2024 due to increased sales volumes and a slight increase in average realized price of approximately 1.2% in 2025.
We believe that we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 39% of global potassium nitrate sales for all agricultural uses by volume in 2025.
The following table shows our sales volumes of and revenues from specialty plant nutrients for 2025, 2024 and 2023:

	2025	2024	2023
Sales Volumes (Th. MT)	1,012.9	982.9	840.2
Sodium nitrate	8.6	12.5	16.7
Potassium nitrate and sodium potassium nitrate	517.5	534.0	443.5
Specialty blends(1)	301.6	276.7	243.4
Other specialty plant nutrients(2)	185.3	159.7	136.5
Total Revenues (in US$millions)	982.4	941.9	913.9
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

We estimate that the Specialty Plant Nutrition market experienced continued recovery in 2025, with estimated growth of approximately 3% compared to the previous year. The Specialty Plant Nutrition market has surpassed 2020 levels by about 5%, clearly reflecting a sustained recovery in market conditions.
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

In 2025, we continued to grow sales of differentiated fertilizers such as Ultrasoline® for improved root growth and optimal nitrogen metabolism, ProP® for more efficient phosphorus absorption, and Prohydric® for more efficient fertilization and water use.
Specialty Plant Nutrition: Marketing and Customers
In 2025, we sold our specialty plant nutrients in approximately 100 countries and to more than 1,500 customers (excluding Chile). No single customer individually accounted for at least 10% of sales in this segment during 2025. The 10 largest customers collectively accounted for approximately 24% of sales during that period. No supplier accounted for more than 10% of this business line cost of sales.
The table below shows the geographical breakdown of our revenues:

Revenues Breakdown	2025	2024	2023
North America	40%	39%	45%
Europe	18%	17%	14%
Chile	12%	12%	12%
Central and South America (excluding Chile)	12%	12%	8%
Asia and Others	18%	21%	21%

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

In 2025, our sales represented approximately 39% of the global agricultural potassium nitrate market by volume. In the 100% soluble potassium nitrate segment, our main competitor is Haifa Chemicals Ltd. ("Haifa") of Israel. We estimate that Haifa's sales accounted for around 19% of global agricultural potassium nitrate sales in 2025 (excluding sales by Chinese producers within the domestic Chinese market).

Kemapco, a Jordanian producer owned by Arab Potash, operates a production facility near the Port of Aqaba, Jordan. We estimate that Kemapco's sales comprised roughly 14% of global agricultural potassium nitrate sales in 2025.

ACF, another Chilean producer primarily focused on iodine production, has produced potassium nitrate from caliche ore since 2005. Additionally, several potassium nitrate manufacturers operate in China, with most of their production consumed domestically within China.
Iodine and its Derivatives
We believe that we are the world’s largest producer of iodine. In 2025, our revenues from iodine and iodine derivatives amounted to US$1,042.8 million, representing 22.8% of our total revenues in that year and an increase from US$968.3 million in 2024. This increase was mainly attributable to higher sales volumes than in 2024. Average iodine prices were approximately 7.4% higher in 2025 than in 2024. Our sales volumes increased approximately 0.2% in 2025. We estimate that our sales accounted for approximately 37% of global iodine sales by volume in 2025.
The following table shows our total sales volumes and revenues from iodine and iodine derivatives for 2025, 2024 and 2023:

	2025	2024	2023
Sales Volumes (Th. MT)	14.5	14.5	13.1
Total Revenues (in US$millions)	1,042.8	968.3	892.2
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

During 2025, X-ray contrast media was the leading application of iodine, accounting for approximately 38% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which we believe account for 13% of demand; LCD and LED screens, 13%; iodophors and povidone-iodine, 6%; animal nutrition, 7%; fluoride derivatives, 6%; biocides, 5%; nylon, 3%; human nutrition, 3% and other applications, 6%.

In 2025, our estimates indicate that the market experienced a growth of approximately 0.6% compared to the previous year. Iodine demand expanded modestly during the year, reflecting a market driven more by resilience than momentum. Core applications, particularly medical and health‑related uses, continued to support demand, reinforcing confidence in the structural fundamentals of the market. However, sentiment across other segments remained cautious. Elevated prices weighed on more price‑sensitive applications, where customers remained conservative and focused on efficiency. At the same time, several legacy and non‑core uses continued to decline due to structural factors. Overall, the iodine market was characterized by a clear divergence between stable, high‑value uses and weaker traditional segments, resulting in a steady but subdued demand environment.

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
Iodine: Our Products
We produce iodine in our Nueva Victoria plant, near Iquique, Chile, as well as in the Pedro de Valdivia plant and in our newest addition, Pampa Blanca mining site, both of which are located close to María Elena, Chile. We have a total production capacity of approximately 14,300 metric tons per year of iodine.

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
Iodine: Marketing and Customers

In 2025, we sold our iodine products in approximately 31 countries to 113 customers (including Chile), and most of our sales were exports. Two customers individually accounted for at least 10% of sales in this segment, representing approximately 30% of iodine sales. The 10 largest customers together accounted for approximately 75% of sales during this period. On the other hand, no supplier had an individual concentration of at least 10% of the cost of sales of this line of business.
The following table shows the geographical breakdown of our revenues:

Revenues Breakdown	2025	2024	2023
North America	13%	16%	14%
Europe	37%	38%	41%
Chile	0%	0%	0%
Central and South America (excluding Chile)	2%	2%	2%
Asia and Others	48%	43%	42%

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

Five Chilean companies accounted for approximately 61% of total global sales of iodine in 2025, including SQM, with approximately 37%, and four other producers accounting for the remaining 24%. The other Chilean producers are S.C.M. Cosayach (Cosayach), controlled by the Chilean holding company Inverraz S.A.; ACF Minera S.A., owned by the Chilean Urruticoechea family; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and Atacama Minerals, which is owned by Chinese company Tewoo.

We estimate that eight Japanese iodine producers accounted for approximately 22% of global iodine sales in 2025, including recycled iodine.

We estimate that iodine producers in the United States accounted for nearly 5% of world iodine sales in 2025.

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. We estimate that 16% of the iodine supply comes from iodine recycling. Through ASG or alone, we are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies

In 2025, our annual average iodine sales prices increased compared to 2024, reaching approximately US$72 per kilogram in 2025, from the average sales prices of approximately US$67 per kilogram observed in 2024.

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

The main factors of competition in the sales of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives
In 2025, our consolidated revenues from lithium sales amounted to US$2,288.2 million, representing 50.0% of our total revenues and a 2.1% increase from US$2,241.3 million in 2024, due to significantly lower average prices partially offset by higher sales volumes during the year. The average price for 2025 was approximately 19.0% lower than the average price in 2024. Our sales volumes increased approximately 26.0% in 2025.
We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide, and we estimate that our sales volumes accounted for approximately 14% of the global lithium chemicals sales volumes.

The following table shows our total sales volumes and revenues from lithium carbonate and its derivatives for 2025, 2024 and 2023:

	2025	2024	2023
Sales Volumes (Th. MT)	257.9	208.8	170.0
Novandino Litio (LCE)	233.1	204.9	170.0
International Lithium Division (LCE)	24.8	3.9	0.0
Total Revenues (in US$millions)	2,288.2	2,241.3	5,180.1
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
Lithium carbonate and lithium hydroxide are used for the production of cathode material for secondary (rechargeable) batteries, due to the high electrochemical potential and low density of lithium. Batteries represent the main application for lithium, with approximately 95% of total demand. Within this segment, electric vehicle batteries made up about 65% of total demand in 2025, while battery energy storage systems (BESS) was around 26% of total demand.
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

We estimate that during 2025, demand for lithium chemicals increased by approximately 35%, exceeding 1.6 million metric tons. We expect applications related to EVs and BESS to continue driving demand in the coming years.
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
We also produce lithium hydroxide at our Lithium Chemical Plant, which has a production capacity of 40,000 metric tons per year and we are in the process of increasing this capacity to 100,000 metric tons per year by the end of 2026. In addition, we produce lithium carbonate from lithium sulfate at our refining plant in China, which also has the capacity of producing lithium hydroxide. This facility has a design capacity of 20,000 metric tons per year. We have additional capacity, through toll manufacturing plants, to produce 30,000 metric tons of lithium carbonate from lithium sulfate per year. We are also operating the Mt. Holland lithium project in Australia through our joint venture with Wesfarmers. The concentrator plant reached its nameplate capacity production in 2025, while the Kwinana lithium hydroxide refinery commenced ramp-up, with a planned production capacity of 50,000 metric tons of lithium hydroxide (50% of which would be SQM's share).
Lithium: Marketing and Customers
In 2025, we sold our lithium products in 38 countries to approximately 165 customers (including Chile), and most of our sales were to customers outside of Chile. During 2025, 95% of our sales of lithium were in Asia. Two customers accounted for at least 25% of lithium and lithium derivatives sales, representing approximately 24% of our lithium revenues in 2025. Our ten largest customers together accounted for approximately 63% of revenues. One supplier, Corfo, accounted for approximately 25% of this business line's cost of sales, mainly related to lease payments payable to Corfo under the Corfo Agreements for lithium products produced in the Salar de Atacama. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues Breakdown	2025	2024	2023
North America	3%	3%	3%
Europe	3%	4%	5%
Chile	0%	0%	0%
Central and South America (excluding Chile)	0%	0%	0%
Asia and Others	95%	93%	92%
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
Lithium: Competition
Lithium is produced mainly from two sources: (i) concentrated brines and (ii) minerals. During 2025, the main lithium brines producers were Chile, Argentina and China, while the main lithium mineral producers were Australia and China. Other relevant regions for lithium production were Brazil and Zimbabwe. With total sales of approximately 233.1 thousand metric tons of LCE from Novandino Litio, we believe our market share of lithium chemicals was approximately 14% in 2025. The main competitors in the lithium market with their estimated market share are: Albemarle (12%), Jiangxi Ganfeng Lithium Co (6%), Tianqi Lithium Corp. (5%) and Rio Tinto (4%).
Tianqi is also a significant shareholder of SQM, holding approximately 21.9% of SQM's shares as of March 31, 2026.
We believe that lithium production will continue to increase this decade, in response to an increase in demand growth.
Potassium
In 2025, our potassium chloride and potassium sulfate revenues amounted to US$155.5 million, representing 3.4% of our total revenues and as anticipated, a 42.6% decrease compared to 2024. The average price for 2025 was approximately 21.8% lower than the average prices in 2024. Our sales volumes in 2025 were approximately 52.9% higher than sales volumes reported during 2024.
The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2025, 2024 and 2023:

	2025	2024	2023
Sales Volumes (Th. MT)	327.6	695.0	543.1
Total Revenues (in US$millions)	155.5	270.8	279.1
Potassium: Market

During the last decade, demand for potassium chloride and fertilizers in general has increased due to several factors, such as a growing world population, higher demand for protein-based diets, and less arable land. These factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and continue to use resources more efficiently. We estimate that global demand in 2025 reached approximately 73.6 million metric tons, an increase from approximately 72.8 million tons during 2024.

The latest studies by the International Fertilizer Association indicate that cereals account for approximately 39% of global potassium demand, including maize (17%), rice (12%), and wheat (8%). Oil crops represent 25% of global consumption, with soybeans at 13% and oil palm at 9%. Other uses make up about 36%.
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

Potassium chloride is also utilized as a raw material to produce potassium nitrate and other specialty nutrient granulated blends (NPK). At the beginning of 2025, we announced to the market that our potassium chloride production would decrease over the coming years in order to prioritize extraction from brines rich in lithium. This decision also reflects our environmental commitment to reduce brine extraction by 50% in our concession by 2028 (using 2020 as the baseline year).
Potassium: Marketing and Customers

In 2025, we sold potassium chloride and potassium sulfate in 36 countries and to more than 760 customers (excluding Chile). One customer individually (Fertilizantes Tepeyac from Mexico) accounted for at least 11% of this segment's sales in 2025, due to a general decrease of potassium chloride sales which led to a higher concentration of sales with this customer. We estimate that the 10 largest customers together accounted for approximately 36% of sales during this period . No single supplier has a concentration of at least 10% of this business line's cost of sales. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues Breakdown	2025	2024	2023
North America	32%	23%	24%
Europe	12%	15%	11%
Chile	13%	13%	11%
Central and South America (excluding Chile)	21%	33%	34%
Asia and Others	22%	16%	20%
Potassium: Competition

We estimate that in 2025 we accounted for less than 1% of global sales of potassium chloride. Our main competitors are Uralkali, Belaruskali, Nutrien and Mosaic. In 2025, Uralkali was estimated to account for approximately 17% of global sales, Belaruskali for approximately 14%, Nutrien for approximately 19%, and Mosaic for approximately 12%.

Industrial Chemicals
In 2025, our revenues from industrial chemicals were US$75.4 million, representing approximately 1.6% of our total revenues for that year and a 3.5% decrease from US$78.2 million in 2024, as a result of lower sales volumes in this business line, which offset higher sales prices. Sales volumes in 2025 decreased 3.0% compared to sales volumes reported last year, while average prices in the business line decreased 0.6% during 2025 compared to average prices reported during 2024.
The following table shows our sales volumes of industrial chemicals and total revenues for 2025, 2024 and 2023:

	2025	2024	2023
Sales Volumes (Th. MT)	51.0	52.6	180.4
Total Revenues (in US$millions)	75.4	78.2	175.2
Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, metal recycling, insulation materials, metal treatments, thermal solar and various chemical processes.
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
Industrial Chemicals: Marketing and Customers
In 2025, we sold our industrial nitrate products in 53 countries, to approximately 290 customers (excluding Chile). No single customer accounted for at least 10% of this segment's sales, and the 10 largest customers together accounted for approximately 28% of this segment's revenues. No supplier accounts for more than 10% of this business line's cost of sales. We make lease payments to Corfo which are associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. See Note 22.2 to our consolidated financial statements for the disclosure of lease payments made to Corfo for all periods presented.
The following table shows the geographical breakdown of our revenues:

Revenues Breakdown	2025	2024	2023
North America	57%	56%	27%
Europe	21%	24%	12%
Chile	1%	1%	1%
Central and South America (excluding Chile)	11%	10%	6%
Asia and Others	10%	9%	54%

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
Industrial Chemicals: Competition

We believe that we are one of the world’s largest producers of industrial sodium nitrate and potassium nitrate. In 2025, our estimated market share by volume for industrial potassium nitrate was 13% and for industrial sodium nitrate was 21% (excluding domestic demand in China and India).

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

Our main competitors in the industrial potassium nitrate business are Haifa Chemicals, Kemapco and some Chinese producers, which we estimate had a market share of 45%, 6% and 6%, respectively, in 2025.

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
Caliche Ore Deposits
Caliche ore deposits are located in the First and Second Regions in northern Chile. During 2025, our mining operations were concentrated in the First Region where we mainly worked in the mining sectors Tente en el Aire, Mina Oeste, Hermosa, Mina Sur and Torcaza, and in the Second Region at the Pampa Blanca site. Operations at the El Toco mine (which is part of the Maria Elena site) and the Pedro de Valdivia site were suspended in November 2013 and November 2015, respectively, in an effort to optimize our production facilities with lower production costs. In 2025, El Toco resumed operations.
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
During 2025, SQM used four continuous mining equipment systems to replace the drilling and blasting process for mining some of the caliche ore and obtaining a smaller ore size (under 6 ½ inches) that allows a better metallurgical recovery.
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
Sodium Nitrate
During 2025, sodium nitrate for both agricultural and industrial applications was produced from nitrate salts from our mining operations at Sur Viejo and fed to our new crystallization plant located in Coya Sur. Crystallized sodium nitrate is processed at the Coya Sur production plants to produce sodium nitrate and sodium potassium nitrate in different chemical and physical forms, including crystallized and prilled products. Finally, the products are transported by truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.
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
Our current potassium nitrate production capacity at Coya Sur is approximately 800,000 metric tons per year.
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
Iodine and Iodine Derivatives
During 2025, we produced iodine at our facilities at Nueva Victoria, Pedro de Valdivia and Pampa Blanca (iodide solutions). Iodine is extracted from solutions produced by leaching caliche ore.
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
Prilled iodine is tested for quality control purposes, using international standard procedures. It is then packed in 20 to 50-kilogram drums or 350-to-700-kilogram maxi bags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities are certified under the ISO 9001:2015 standard by TÜV Rheinland, providing third‑party validation of our quality management system. In addition, these facilities hold Responsible Care certification (valid through November 2028), ISO 14001:2015 and ISO 45001:2018 certifications (both valid through February 2029), as well as ISO 50001 and ISO 55001 certifications (valid through March 2028).
Our total iodine production in 2025 was 12,832 metric tons predominately from our Nueva Victoria facility. We have the flexibility to adjust our production according to market conditions.
Tente en el Aire iodine plant (module 4), has a capacity of 6,000 metric tons of iodide per year and will allow us to process an additional of 1,400 m3/h of iodate solutions. The construction was completed by the end of 2024. This additional volume will require additional water consumption, which will be provided by the new seawater pipeline. Currently, our biggest constraint to increasing iodine production is lack of water supply. With this additional capacity of iodide production, our total current effective production capacity at our iodine plants is approximately 16,000 metric tons per year (including our capacity at the Nueva Victoria and Pedro de Valdivia iodine plants).
Additionally, the seawater pipeline with a capacity of 900 liters per second is under construction and is expected to enter into operation by the mid-2026.
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
The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our mining exploitation rights to the Salar de Atacama are pursuant to the Corfo Agreements.
As of December 27, 2025, the Corfo Agreements establish a total production and sales limit of up to 405,914 metric tons of lithium metallic equivalent (2,160,600 tons of lithium carbonate equivalent) through 2030, of which we have consumed approximately 60% as of December 31, 2025, and 1,859,928 metric tons of lithium metallic equivalent (9,900,080 tons of lithium carbonate equivalent) from 2031 to 2060. See “Item 10.C. Material Contracts – Corfo Agreements.”
For the year ended December 31, 2025, revenues related to products originating from the Salar de Atacama represented 50.1% of our consolidated revenues, consisting of revenues from our potassium business line and our lithium and derivatives business line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Corfo Agreements.

Effective as of December 27, 2025, the Salar de Atacama operations are managed by the Novandino Litio Joint Venture which holds the mineral exploitation rights in the Salar de Atacama under the Corfo Agreements. See “Item 4. A. “—Nova Andino Litio Joint Venture with Codelco”.
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
The production capacity of our lithium carbonate facility at the end of 2025 was 210,000 metric tons per year.
Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production will also be subject to the extraction limit described in the Corfo Agreements discussed above. See “—Salar de Atacama Brine Deposits” and “Item 8.A.7 Legal Proceedings.”
Our lithium carbonate production quality assurance program has been certified by TÜV-Rheinland under ISO 9001:2015 since September 2018.
Lithium Hydroxide (from Lithium Carbonate)
Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide production, which started operations at the end of 2005. We currently have three lithium hydroxide plants in Chile, with a combined total production capacity of 40,000 metric tons per year. We expect our new line to be operational by mid‑2026, reaching a capacity of 100,000 metric tons and providing production flexibility in response to changes in demand. These plants are located at the Lithium Chemical Plant adjacent to our lithium carbonate operations.
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

After collection, the lithium sulfate is treated in the MOP H II plant through crushing, flotation and filtration processes, obtaining wet lithium sulfate as an intermediate product. In addition, salts with high potassium content are obtained as a by-product of the process; these are treated in an adjacent line, allowing for the production of additional potassium chloride.

The wet lithium sulfate is then treated at the SOP S/C plant producing dry lithium sulfate as a finished product, which is currently sent to our refining plant and different tolling facilities in China to be converted into lithium hydroxide and/or lithium carbonate.
Lithium Hydroxide (from Lithium Sulfate)
Our lithium hydroxide operations in China began at the beginning of 2023, with a design annual capacity of 20,000 metric tons. The production of lithium hydroxide monohydrate from lithium sulfate begins with a purification stage of the raw material for its subsequent transformation to lithium carbonate, which is then converted—if required—into high-purity lithium hydroxide through crystallization, drying, cooling and packaging stages. Impurities from the process are eliminated in a form of mixed salts, avoiding liquid waste in the plant. Sodium sulfate is generated as a by-product, which is dried and packaged for sale.
Additionally, we have tolling contracts with tolling facilities in China for the refining of lithium sulfate with an additional annual capacity of over 35,000 metric tons allowing the production of lithium hydroxide and/or lithium carbonate.
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
The first ore from the pit was mined in 2022 and the concentrator started commissioning in the third quarter of 2023. First concentrate production from both circuits was achieved in the last quarter of 2023 and the first export of spodumene concentrate was in the first half of 2024. In December 2023, the construction of the concentrator plant was completed, and the construction of the refinery together with its commissioning yielded first product in July 2025.
Products Derived from the Mount Holland Spodumene Deposits
Spodumene Concentrate
After traditional drill and blasting, load and haul operations of the spodumene ore obtained from the open pit is sent to Run of Mine (ROM) ore pad, from which a crushing circuit is fed. The crushing circuit reduces the granulometry of the material and generates a particle size suitable for processing at the smaller scale DMS circuit of the concentrator plant. This crushing circuit also has an intermediary crushed ore stockpile. The finer section of the spodumene ore is diverted to a ball mill, magnetic separation circuit and deslimes before being fed into a larger flotation circuit.

Until full ramp up of the lithium hydroxide refinery at Kwinana, the concentrate will continue being trucked both to Bumbury warehouse and to the refinery for LiOH production. At Bunbury, the product is distributed to the SQM and Wesfarmers joint venture partners to follow their individual shipping and marketing plans.
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
Other important raw materials are sodium carbonate (used for lithium carbonate production), sulfuric acid, hydrochloric acid, kerosene, sulphur, anti-caking and anti-dust agents, calcium oxide, potassium carbonate, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 36% of our cost of sales in 2024.
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
For our supply of natural gas, we maintain a contract with Empresa Nacional del Petróleo (“ENAP”), which extends through December 31, 2026. In addition, we have a fuel supply contract with Compañía de Petróleos de Chile Copec S.A. (“Copec”), which is in effect through August 2026. The Company is currently conducting a tender process to secure future fuel supply arrangements, which is expected to be submitted to the Board of Directors for consideration in April.

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
For main power supply at Mt. Holland, the substations on site are connected to Western Power’s 132kV grid power network (Bounty station). At the Kwinana refinery, the power is supplied from Western Power’s grid connection via the 132/22kV Kwinana Beach Power (KBP) switchyard.
To support the heating in the pyrometallurgical system of the refinery, a gas pipeline between the existing ATCO natural gas network and the Kwinana refinery site boundary was connected and installed, with gas supplied by a local supplier. A diesel refueling facility is installed on site with diesel fuel being trucked to site.
We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.
Water Supply
We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. For our lithium carbonate and lithium hydroxide production processes at our Lithium Chemical Plant, in 2025 we recovered approximately 1,292,000 m³ of ultrapure water from the plant's liquid residues. The remaining water required for the process was purchased from third parties, and we also purchased drinking water from local utility companies.
The main source of potable water for Mt. Holland mine is a water pipeline from Goldfields pipeline (Water Corporation) which is linked at approximately 2.5 kilometers north west of the Moorine Rock townsite, and transported through a 136 kilometers below ground water pipeline. Water on site is stored in tanks, and the pipeline water tanks supply reticulated water to raw/fire water tanks, and to a central potable water treatment system for personal consumption. There are additional potable water storage tanks at the campsite. Water for the refinery is sourced from Kwinana Water Reclamation Plant (KWRP), however during outages (i.e., during KWRP plant maintenance) the system is designed with the flexibility of changing water source via an interchangeable spool and associated controls to be able to easily source potable water supply from Water Corporation.
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
We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions, as well as concession and exploitation lease agreements, granted pursuant to applicable Chilean law. Exploitation concessions grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to Nova Andino Litio until 2060) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for Mineral Resources on the land covered thereby for a specified period, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear), or “CCHEN”, we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which controls the use of lithium for nuclear fusion. In addition, CCHEN has imposed quotas that limit the total tonnage of lithium authorized to be sold, along with other conditions.
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
We are subject to tax regulations in Chile and in the other countries in which we operate. The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial conditions and results of operations. For example, in 2022 Law No. 21,420 was published (later modified by Law No. 21,649 of 2023 and Law No. 21,713 of 2024) which considerably increased the amount payable for mining exploitation and exploration patents.
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
Law No. 21,455, which was published on June 21, 2022, establishes a legal framework for facing the challenges derived from climate change and complying with the Chilean State’s international commitments regarding such issue. Law No. 21,455, amends the Securities Market Law to require open stock corporations registered in the Securities Registry to periodically provide information to CMF in connection with the impact of their activities on the environment and climate change.
Law No. 21,521, which was published on January 4, 2023, seeks to promote competition and financial inclusion in financial services through innovation and technology. Law No. 21,521 regulates the following financial services: (i) crowdfunding platforms; (ii) alternative systems for the transaction of financial instruments or securities; (iii) credit advice; (iv) investment advice (v) custody of financial instruments; (vi) order routing, and (vii) intermediation of financial instruments. In addition, Law No. 21,521 amends the Chilean Corporations Act to increase by 2,000 (or the higher number determined by the CMF) the number of shareholders that a closed corporation must have to be required to register its shares in the Securities Registry and become an open stock corporation. Law No. 21,521 also amends the Securities Market Law to establish a simplified regime for debt securities, which will be detailed by the CMF.
There are currently no material legal or administrative proceedings pending against us except as discussed under “Item 8.A.7 Legal Proceedings”, in Note 21 to our consolidated financial statements and below under “Safety, Health and Environmental Regulations in Chile.”

Safety, Health and Environmental Regulations in Chile
Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law, the Environmental Law of 1994, last amended in 2024 (Ley sobre Bases Generales del Medio Ambiente) and Law No.16,744 of the Labor Code relating to workplace accidents and occupational diseases.
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

The regulations set in Law No. 16,744 and the Mine Health and Safety Act protect workers and nearby communities from health and safety hazards. The Health and Basic Conditions Act along with our Internal Mining Standards (Reglamentos Internos Mineros) establish guidelines to maintain a workplace where safety and health risks are managed appropriately. We are subject to the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and relevant regulatory bodies are entitled to use their enforcement powers to ensure compliance with the law and maintaining high safety standards.
Law No. 20,551 regulates the closure of mining sites and facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute became effective in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to the execution of measures to obtain the physical and chemical stability of the mining site and its facilities, as well as the protection of life, health, safety of people and the environment, along with the estimated cost to implement such plans. The mining site closure plans are approved by Sernageomin and the corresponding financial assurances are subject to approval by the CMF. In both cases, SQM has received the requisite approvals. During 2020, any required closure plans were updated and presented to Sernageomin in accordance with required deadlines. In 2021, approvals of the updates of the closure plan for Tocopilla and Pedro de Valdivia sites were renewed, while in 2022, approvals of the updates of the closure plans for the Salar de Atacama, Lithium Chemical Plant, Coya Sur, Nueva Victoria and Pampa Orcoma were received. Finally, during 2023, the update of the closure plans for the Pampa Blanca and María Elena sites was approved.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to limit any adverse impacts. Also, over time, new environmental standards and regulations have been enacted (including Law No. 21,600, which creates the Biodiversity and Protected Areas Service and the National System of Protected Areas, establishes a framework for the conservation of biological diversity and the protection of Chile’s natural heritage), which have required minor adjustments or modifications of our operations. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. There can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to continuously improving our environmental performance through our Environmental Management System.
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
As a result of our participation in the DJSI assessment during 2024, we began to assess ourselves voluntarily as the Lithium Chile Division in the mining category, achieving a score of 58 points. This score gives us a consistent view of the challenges of the business to continue progressing, particularly in governance due to changes related to our division. We also completed the CDP water and climate assessment, in which we obtained a B and B- grade, respectively, and which is aligned with our sustainability plan. In addition, our decarbonization targets were validated by Science Based Targets after a robust review process. In addition, the Novandino Litio achieved a gold rating with Ecovadis for the first time, placing it in the 97th percentile of our industry.
Specific regulations for mining operations in Western Australia

Our Australian operations are subject to a broad range of laws and regulations imposed by local and federal governments and regulatory bodies as applicable to companies engaged in business in Australia. Tax regulations in Australia are governed by federal laws, such as income tax and goods and services tax, and are administered by the Australian Taxation Office. The Company is also subject to other Australian federal regulations, including native title, environmental protection and biodiversity conservation, cultural heritage, emissions reporting, the Australian Corporations Act, work health and safety, and the Competition and Consumers Act.
There are also a number of state-specific laws and regulations for projects located in Western Australia, including occupational health and safety laws, taxes (such as payroll tax and transfer duty), mining and resources rights (which includes state mining royalties), land access and indigenous rights, cultural heritage management and environmental laws administered by different government departments.
For SQM’s Australian projects, specific laws and regulations apply both from Australian federal government as well as the state and local governments of Western Australia, as well as other states for early-stage exploration.

Environmental Laws

Environmental laws governing the mining sector in Australia are extensive. In Australia, the government owns the rights to extract minerals from the land and allows parties to apply for tenure to explore or mine the land. SQM (directly or through joint ventures) has obtained the right to mining tenure from the Western Australian (WA) government to conduct its exploration and mining operations in Western Australia. The Mining Act 1978 (WA) ("Mining Act of WA") and the associated Mining Regulations 1981 (WA) govern exploration and mining on land in Western Australia. Mining tenements under the Mining Act of WA include mining leases (which grant a right to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid and expenditures and various other conditions are met), exploration licenses (that allow companies to explore for Mineral Resources on the land covered for a specified period, and to subsequently request a corresponding mining lease) and miscellaneous licenses and general purpose leases, (for ancillary mining activities such as above ground infrastructure and ground water extraction, among others). The grant of a mining tenement under the Mining Act of WA and the conditions imposed are at the discretion of the Minister for Mines and Petroleum. A right to explore usually carries the obligation of spending a specified amount of money on exploration activities on and annual basis.
SQM’s operations are subject to both state and federal environmental laws and regulations, which involve obtaining environmental approvals and licenses to carry out exploration and mining activities. The Environment Protection and Biodiversity Conservation Act 1999 (Cth) (the "EPBC Act") is the Australian Government's central piece of environmental legislation. It provides a legal framework to protect and manage nationally and internationally important flora, fauna, ecological communities, world herritage properties and national heritage places (collectively reference as "matters of national environmental significance" (MNES)). Under the EPBC Act new projects may require federal government approval if it has, will have or is likely to have a significant impact on MNES. The Australian Government’s Department of Climate Change, Energy, the Environment and Water manages the referral and environmental impact assessment process under the EPBC Act.
On a state level, SQM mine developments are also subject to the Environmental Protection Act 1986 (WA) ("EP Act"). Under the EP Act, SQM is obliged to prevent, control and abate pollution and environmental harm and ensure the conservation and protection (as applicable) of the land subject to SQM’s tenure. If a proposal is likely to have a significant impact on the environment it is referred to the Western Australia Environmental Protection Authority ("EPA") to determine whether an environmental impact assessment is required under Part IV of the EP Act. The Western Australian Department of Water and Environmental Regulation administers Part V of the EP Act. All polluting facilities classified as prescribed facilities (e.g., process plant and tailings storage facility, landfill, wastewater treatment plant) are required to obtain works approvals to construct and operating licenses to operate the respective facility under Part V of the EP Act.
The Western Australia Department of Mines, Petroleum and Exploration (DMPE) ensures the responsible development of Western Australia’s mineral, petroleum, and geothermal resources. DMPE regulates the mining industry to ensure environmental compliance and implementation of best practices in environmental management in accordance with the Mining Act of WA. All new mining projects require approval of a Mining Development and Closure Proposal by DMPE prior to ground disturbance. According to the Mining Act, a standalone Mine Closure Plan (MCP) must be submitted to DMPE to demonstrate that the mining operation is planning and progressing towards successful closure and achievement of the closure outcomes for the operation. Updated revisions of the MCP are then submitted and approved by DMPE, as required.
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
The Safeguard Mechanism (established under the Clean Energy Act 2011 (Cth)) applies to large emitters (i.e., facilities that emit more than a baseline of 100,000 tonnes of CO₂-equivalent per year). Large emitters are required to keep their emissions below the baseline. If they exceed their emissions limits, they must either purchase carbon credits or invest in emissions reduction projects to offset the excess. This requirement will be triggered when the Kwinana Lithium Hydroxide Refinery is in steady-state operations (in ramp up during 2026).
New laws for climate-related risk disclosures were introduced in 2024. The Australian Securities and Investments Commission (ASIC) will oversee compliance with the Treasury Laws Amendment (Financial Market Infrastructure and Other Measures) Bill 2024 (Cth) including amendments to the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth). The phased in approach will require Australian companies to prepare and disclose an audited sustainability report alongside their annual financial statements. The report shall be prepared in accordance with Australian Sustainability Reporting Standards (ASRS), which have been issued by the AASB (specifically AASB 2 Climate-related Disclosures) and includes information on material climate-related risks and opportunities, governance structures, risk management processes, and metrics (Scope 1, 2, and 3 GHG) and targets. This legislation aligns Australia with international standards on climate-related disclosures, such as those recommended by the Taskforce on Climate-related Financial Disclosures (TCFD) and International Financial Reporting Standards (IFRS S1 and S2). Mandatory climate-related risk disclosure reporting for SQM Australia comes into effect in 2027 with the first report to be submitted in 2028.

Health and safety

The Western Australian government’s Department of Local Government, Industry Regulation and Safety (LGIRS) administers the Work Health and Safety Act 2020 (WA), Work Health and Safety (General) Regulations 2022 (WA) and the Work Health and Safety (Mines) Regulations 2022 (WA) (collectively, "WHS Act"). The WHS Act includes personal responsibilities for company Directors or person's conducting a business or undertaking to comply with work health and safety obligations. The company has a primary duty of care to ensure the health and safety of workers while they are at work, consulting with workers about work health and safety hazards and implementation of a Mine Safety Management System (MSMS). The MSMS includes provisions for health monitoring, risk management, and emergency preparedness specific to mining operations. This includes ensuring the safety of workers, contractors, and the public, with a strong focus on safety training and the provision of necessary protective equipment. The legislation mandates that employers take proactive steps to eliminate, minimize, or control potential hazards that workers may face, such as exposure to toxic substances or physical dangers from mining equipment.
The Dangerous Goods Safety Act 2004 and associated Regulations (2007), also administered by LGIRS, regulates the storage, handling, and transport of dangerous goods, ensuring that workers and the environment are protected from hazardous substances.
Western Australia also has laws for workers' compensation, ensuring that workers who are injured on the job receive medical benefits and compensation. The Workers' Compensation and Injury Management Act 2023, administered by WorkCover WA, provides a framework for compensating workers for work-related injuries and illnesses.

Labor and Human Rights

The Fair Work Act 2009 (Cth) and associated Regulations (2009) provide a legal framework for workplace relations in Australia. In addition to the Fair Work Act 2009, mining companies must ensure compliance with recent amendments aimed at improving worker conditions, particularly within the Fly-In, Fly-Out (FIFO) sector. Amendments to the Fair Work Act 2009 (Cth) and Sex Discrimination Act 1984 (Cth) through the "Closing the Loopholes" aimed to address gaps in workplace laws that undermine pay and working conditions by enforcing stricter penalties and increasing rights of workers; and "Respect@Work" changes place a positive duty on employers to take reasonable measures to eliminate sexual harassment and other forms of unlawful discrimination, respectfully. Implementation of these amendments by government were completed in 2025.

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

The Modern Slavery Act 2018 (Cth) requires Australian companies (with annual consolidated revenue of at least A$100 million) to disclose actions taken to assess and address modern slavery risks in their business and supply chains. SQM Australia will publish a Modern Slavery Statement in 2026.

Indigenous Peoples

Aboriginal cultural heritage is managed at a State or Territory level. In Western Australia this is under the Aboriginal Heritage Act 1972 (WA) (AH Act). The AH Act protects and manages Aboriginal cultural heritage sites by requiring approval for activities that may impact or cause harm to Aboriginal heritage (such as archaeological and ethnographic sites which are of significance to Aboriginal people). Before undertaking activities on land in Western Australia, SQM is required to identify if Aboriginal heritage values are present that may be harmed by our activities. This usually takes the form of on-ground survey and is governed by the Native Title Agreement (NTA) between the parties. If an Aboriginal heritage site is identified that cannot be avoided by our activities, there is a process through which SQM can obtain a Ministerial Consent under section 18 of the AH Act to partially or completely impact the heritage place. This process includes substantive consultation with the relevant Aboriginal party to whom the heritage belongs.
In Western Australia, under the EP Act, social surroundings are a formal environmental factor. Social surrounds are the aesthetic, cultural, economic, and other social surroundings to the extent to which they directly affect or are affected by physical or biological surroundings. In this context, Aboriginal people must be consulted about the intersection of their rights and cultural heritage as it pertains to the environment for example, the preservation of ethnographically significant flora or fauna, or the impacts of dewatering on culturally significant water sources.

In the Northern Territory Aboriginal heritage is protected and managed by the Northern Territory Sacred Sites Act 1989 (NT) and the Aboriginal Heritage Act 2011 (NT) which protects Aboriginal and Macassan heritage. Under this legislation, SQM must engage with the relevant land council to secure a Sacred Sites Clearance Certificate for ground disturbing activities. In some instances, an Authority Certificate from the Aboriginal Areas Protection Authority may also be required. If sacred sites and heritage places cannot be avoided (e.g. by a mine footprint), there are processes to gain approval to impact the sites.

Additionally, Aboriginal persons and their designated representatives can invoke the provisions of the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (ATSIHP Act). The ATSIHP Act empowers the Commonwealth Minister for the Environment and Water to make emergency declarations (short term protection) and longer-term declarations that can stop or restrict activities where there is imminent harm to Aboriginal cultural heritage. In practice, the Commonwealth usually defers to the State legislation due to the robust protections in place in Australia.

The Native Title Act 1993 (Cth) (NT Act) allows indigenous groups to seek legal recognition of their traditional rights over land and waters by providing a process to make native titles claims in the Federal Court of Australia. The NT Act regulates how land can be used or developed in areas where native title is claimed or exists. "Future acts" such as exploration, development or mining on native title land trigger the right to negotiate, a process of consultation that results in an NTA between the Parties that describe how the Parties will undertake activities and preserve native title rights and interests. These are usually reviewed if a project transitions from exploration to project development.

In the Northern Territory, in addition to the NT Act, SQM must comply with The Aboriginal Land Rights Act 1976 (NT) (ALR Act). The ALR Act establishes a legal framework for recognizing and granting land to Aboriginal people in the Northern Territory based on traditional ownership. It provides for the transfer of land as inalienable freehold title to Aboriginal Land Trusts and establishes Land Councils to represent Traditional Owners. The ALR Act also sets out how access, leasing, and mining on Aboriginal land can occur, requiring consent and negotiated agreements. Overall, its purpose is to restore land, recognize traditional relationships to country, and give Aboriginal people control over the use of their land. An Agreement negotiated under the ALR Act satisfies the right to negotiate provisions of the NT Act.

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
•Carbon Border Adjustment Mechanism (CBAM): In October 2023 the transitional phase came into force, requiring reporting of GHG emissions on imports to the EU for their fertilization products. The Directive provides for the reporting of carbon dioxide emissions for such products between 2023 and 2025, and establishes, as from 2027, mandatory carbon tax payments on fertilizers marketed within the EU. SQM submitted its first notification in 2024.
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
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
4.C.Organizational Structure
All of our principal operating subsidiaries are essentially wholly owned, except for Soquimich Comercial S.A., which is approximately 61% owned by us and whose shares are listed and traded on the Santiago Stock Exchange, and Ajay SQM

Chile S.A., which is 51% owned by us. The following is a summary of our significant subsidiaries as of December 31, 2025.

Principal subsidiaries	Activity	Country of Incorporation	SQM Beneficial Ownership Interest (Direct/Indirect)
SQM Nitratos S.A.	Extracts and sells caliche ore to subsidiaries and affiliates of SQM	Chile	100%
SQM Industrial S.A.	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Nueva Potasio SpA	With the Nova Andino Litio SpA, SQM granted a percentage of participation to SQM Nueva Potasio SpA, thereby maintaining a 100% indirect ownership of Nova Andino Litio SpA.	Chile	100%
Nova Andino Litio SpA	Exploits the Salar de Atacama to produce and market SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	50%
SQM Potasio SpA	Produces and markets SQM’s products directly and through other subsidiaries and affiliates of SQM	Chile	100%
SQM Europe N.V.	Sales and distribution of products throughout the world	Belgium	100%
SQM Australia Pty	Exploration, development and production of lithium and resources in Australia.	Australia	100%
For a list of all our consolidated subsidiaries, see Note 2.5 to our consolidated financial statements.
4.D. Property, Plant and Equipment
Mineral Reserves and Resources
Information concerning SQM's mining properties in this Form 20-F has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K. Among other things, subpart 1300 of Regulation S-K requires disclosure of Mineral Resources, in addition to Mineral Reserves, as of December 31, 2025 both in the aggregate and for each of our individually material mining properties. Our Mineral Reserves and Resources are estimated by individuals deemed Qualified Persons ("QP") according to the standards set forth in subpart 1300 of Regulation S-K.
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
Salar de Atacama
Hydrogeologists and geologists who are QPs prepare the resource and reserve estimates of potassium and lithium dissolved in brines at the Salar de Atacama. SQM holds exploitation concessions through Corfo covering an area of 81,920 hectares, over which SQM staff have carried out geological exploitation, brine sampling and geostatistical analysis.
Mount Holland

Qualified Persons, as defined under SEC Regulation S-K 1300 prepared the Mineral Resource and Mineral Reserve estimates for lithium contained in pegmatites at Mount Holland. Wireframes for the geological domains are defined by geochemical criteria of Fe2O3 < 1.5%, which is representative of pegmatite with minimal host rock dilution as verified against geological logging.The wireframes are then populated with blocks into which the grades of lithia and other material elements from drillhole samples are interpolated by Ordinary Kriging. Resource classifications are applied to the block model and a pit optimization run according to the Reasonable Prospects for Economic Extraction (RPEE) assessment from which the Mineral Resource is reported. The Mineral Reserve has been calculated through the application of modifying factors, pit optimization and scheduling to generate a mine plan based on the Mineral Resource estimate.

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
SQM's lithium mining interests are located in Mount Holland in Western Australia. SQM produces spodumene concentrate from the Mount Holland deposit and produces lithium hydroxide following the commissioning of a refinery facility in Kwinana, Western Australia.
The map below shows the location of SQM's principal mining operations in Chile and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

200.000
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

Date: December 31, 2025

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
As of December 31, 2025, approximately 87.13% of SQM’s mining interests in Chile were held pursuant to Mining Exploitation Concessions and 12.87% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 99.06% already have been granted pursuant to applicable Chilean law, and approximately 0.94% are in the process of being granted. Of the Mining Exploration Concessions, approximately 33% already have been granted pursuant to applicable Chilean law.
In 2025, we made payments of US$43.3 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we make directly to Corfo under the Corfo Agreements, based on the percentages of the sales price of the products produced from Salar de Atacama brines.
The following table shows the Mining Exploitation and Exploration Concessions held by SQM, including the mining properties we lease from Corfo, as of December 31, 2025:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,661	500,388	34	7,400	2,695	507,788
Region II	8,324	2,210,842	1,271	352,100	9,595	2,562,942
Region III and others	454	104,521	121	31,700	575	136,221
Total	11,439	2,815,751	1,426	391,200	12,865	3,206,951
The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Exploration Concessions were requested for metallic mining purposes.
The current amendments to the Mining Code under Chilean Law No. 21,420 and others modified the amount of mining protection or “amparo fee” through the creation of Article 142 bis. This article establishes that no reduced mining fee is available for the exploitation of mining concessions whose economic interest is related to non‑metallic substances. However, it does allow a reduced fee for constituted exploitation concessions when: (i) effective work on the concession is demonstrated, or (ii) there is a mining project with a favorable Environmental Qualification Resolution (RCA) or one in process, or (iii) there is a project associated with Title XV of the Mining Safety Regulations, or (iv) potential expansions of the productive unit can be demonstrated.
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

The majority of the project properties are currently registered in equal parts to (i) MH Gold and Montague Resources Australia Pty Ltd, both ultimately owned by Wesfarmers and (ii) SQM Australia — an affiliate of SQM. The project is an unincorporated joint venture, of which SQM and Wesfarmers, through a wholly owned subsidiary, each hold 50% of the assets. The joint venture is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers. Covalent is neither the registered holder nor the applicant of the project properties under the Mining Act of 1978 of WA (Mining Law).
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

	2025		2024		2023
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	54%	US$72/kg	54%	US$67/kg	60%	US$68/kg
Specialty Plant Nutrition	11%	US$970/ton	18%	US$958/ton	43%	US$1,088/ton
Industrial Chemicals	41%	US$1,479/ton	39%	US$1,487/ton	19%	US$971/ton
Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the specified business lines were calculated on the same basis as cut-off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2025		2024		2023
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	2%	US$475/ton	13%	US$390/ton	21%	US$514/ton
Lithium and Derivatives(1)	26%	US$8,863/ton	26%	US$10,936/ton	43%	US$30,520/ton
(1) Average lithium and derivatives from the Salar de Atacama and Mount Holland.
Summary of Mineral Reserves and Resources
The following tables summarize our estimated Mineral Reserves and Mineral Resources as of December 31, 2025. The quantity of the Mineral Resources is estimated on an in-situ basis as attributable to SQM. Mineral Resources are reported exclusive of Mineral Reserves. The quantity of the Mineral Reserves is estimated on a recoverable product basis as attributable to SQM. The relevant technical information supporting Mineral Reserves and Mineral Resources for each material property is included in the “Material Individual Properties” section below, as well as in the technical report summaries (“TRS”) filed as Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6 to this Form 20-F.

Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2025(1),(2)

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)
Lithium—Brines: (3), (4), (5), (7)
Salar de Atacama, Chile	62	0.25	78	0.27	140	0.27

	Amount (Mt)	Grade (Li weight %)	Amount (Mt)	Grade (Li weight %)	Amount (Mt)	Grade (Li weight %)
Lithium—Pegmatite in Situ: (8)
Mount Holland, Australia	19.3	1.56	21.8	1.38	41.1	1.46
In Stockpiles	—	—	1.3	0.89	1.3	0.89
Total	19.3	1.56	23.1	1.35	42.4	1.45
	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)
Potassium: (3), (4), (6), (7)
Salar de Atacama, Chile	62	2.36	78	2.38	140	2.38

	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)
Nitrate: (9), (10), (11)
El Norte Grande Caliche, Chile
Pedro de Valdivia	99	9.1	112	5.8	211	7.3
Maria Elena	139	5.0	496	4.7	634	4.8
Pampa Blanca	76	5.4			76	5.4
Nueva Victoria	815	4.4	237	5.3	1,052	4.6
Pampa Orcoma	—	—	309	6.9	309	6.9
Total	1,129	5.0	1,154	5.5	2,283	5.2

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (9), (10), (11)
El Norte Grande Caliche, Chile
Pedro del Valdivia	99	522	112	366	211	439
Maria Elena	139	340	496	368	634	480
Pampa Blanca	76	399			76	399
Nueva Victoria	815	302	237	363	1,052	316
Pampa Orcoma	—	—	309	413	309	413
Total	1,129	332	1,154	379	2,283	389
________________________________________________
(1)Comparisons of values may not add due to rounding of numbers and the differences caused by averaging.
(2)The units "Mm3", “Mt”, “kt”, “ppm” and % refer to million cubic meters, million metric tons, thousand metric tons, parts per million, and percent by weight, respectively.
(3)Salar de Atacama, Chile. The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire life of mine (LoM) is approximately 49% for lithium and approximately 76% for potassium.
(4)Salar de Atacama, Chile. The average lithium and potassium concentration is weighted by the simulated extraction rates in each well.
(5)Salar de Atacama, Chile. The estimated economic cut-off grade (CoG) utilized for resource reporting purposes is 0.095 wt.% Li, based on the following assumptions:

a.A long-term lithium carbonate (Li₂CO₃) price of US$18,000/tonne was used (approximately 20% higher than the optimistic price scenario, Chapter 19) for the CoG economic evaluation.
b.Royalties associated with lithium production were included in the calculation at US$2,000/tonne Li₂CO₃.
c.A global lithium recovery of 49% was applied.
d.The economic model assumes an annual brine production of 33.12 million m³ and an average brine density of 1.225 tonne/m³.
e.Extraction, processing, and general and administrative (G&A) costs were estimated at US$48.4 per m³ of brine.
(6)Salar de Atacama, Chile. A cut-off grade of 1 wt.% for K was based on Novandino Litio’s economic analysis.
(7)Salar de Atacama, Chile. This reserve estimate differs from the in-situ base reserve previously reported (SQM, 2020) and considers the modifying factors of converting Mineral Resources to Mineral Reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Lease Agreement in 2030 (end of LoM). The QP for the Mineral Reserves is Rodrigo Riquelme.
(8)Earl Grey deposit, Mount Holland, Australia. The Mineral Reserves reported in the table correspond to 50% attributable to SQM. The tonnage and average grade of the Mineral Reserve have been rounded to reflect the accuracy of the estimate, and figures may not match due to rounding. Indicated in-situ resources have been converted to probable reserves. Measured in-situ resources have been converted to proven Mineral Reserves. Measured in-situ resources with an iron oxide grade greater than 2.5% are considered feed ore for the Ore Sorter and have been converted to probable Mineral Reserves. Mining dilution has been estimated using a regularized model, with block sizes of 5m x 5m x 5m, and an additional 1.5m edge dilution is considered. The Mineral Reserve has been limited to modeled blocks with at least 50% by volume of spodumene-bearing pegmatite. The metallurgical processes are designed for a maximum nominal feed of 2 Mtpa of ore. Spodumene concentrate recovery is estimated at 75% lithium oxide in predominantly spodumene mineralization and 0% for other mineralization types (petalite and mixed spodumene and petalite). The following costs were considered for the reserve evaluation: mining cost of US$5.82/t, process cost of US$44.67/t feed to the concentrator, general costs of US$8.95/t feed to the concentrator, and logistics costs of US$42.39/t concentrate. Mining dilution was set at 5% and recovery at 95%. Estimated costs in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters result in a Mineral Reserve cut-off grade of 0.5% lithium oxide, assuming a price of US$1,200 FOB per tonne of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is derived from the long-term forecast made by Benchmark Minerals in December 2024 and was used for the reserve estimate. It does not represent an opinion or consensus on future prices by any of the partners. The QPs have reviewed updated market information and consider the price assumptions applied in this Mineral Reserve estimate to remain reasonable for disclosure purposes as of the effective date. GeoInnova Consultores are the QPs responsible for Mineral Reserves, effective December 31, 2025.
(9)El Norte Grande Caliche, Chile. The cut-off grades of the proven and probable Reserves vary according to the required targets at the different mines. The values assigned correspond to the averages of the different sectors. The cut-off grade comes from the Cut-off Benefit and is expressed as equivalent iodine.
(10)El Norte Grande Caliche, Chile. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 80%.
(11)The Mineral Reserve estimate considers a cut-off Benefit ≥ 3.0 USD/t based on the production costs of iodine and derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected Iodine price of US$42,000 per metric ton is determined, considering the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates based on respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040. The QPs for Nueva Victoria and Pampa Blanca Mineral Reserves are Marco Fazzi and Jesús Casas de Prada.

Summary of Mineral Resources Excluding Reserves at the End of the Fiscal Year Ended December 31, 2025 (1), (2), (3)

	Measured Mineral Resource		Indicated Mineral Resources		Measured & Indicated Mineral Resources		Inferred Mineral Resources
	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)	Amount (Vol Mm3)	Concentration (Li weight %)	Amount (Vol Mm3)	Grade (Li weight %)
Lithium—Brines:(4), (5)
Salar de Atacama, Chile	3,036	0.19	1,874	0.15	4,910	0.17	3,204	0.15

	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)	Amount (Mt)	Grade (Li2O weight %)
Lithium—Pegamite:(7)
Mount Holland, Australia	16.2	1.33	28.5	1.35	44.7	1.34	15.9	1.20

	Amount (Vol Mm3)	Grade (K weight%)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)	Amount (Vol Mm3)	Grade (K weight %)
Potassium:(4), (6)
Salar de Atacama, Chile	3,036	1.91	1,874	1.66	4,910	1.81	3,204	1.66

	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)	Amount (Mt)	Grade (NO3 weight %)
Nitrate: (8), (9)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	7.6	138	7.6	52	6.1
Maria Elena	242	6.3	257	6.2	499	6.2	545	4.9
Pampa Blanca	23	5.0	526	6.3	550	6.3	218	5.4
Nueva Victoria	291	3.7	41	3.3	332	3.6	155	4.7
Pampa Orcoma	—	—	18	7.4	18	7.4	—	—
Total	556	4.9	980	6.4	1,536	5.8	970	5.0

	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)	Amount (Mt)	Grade (I2 parts per million)
Iodine: (8), (9)
El Norte Grande Caliche, Chile
Pedro de Valdivia	—	—	138	564	138	564	52	409
Maria Elena	242	359	257	399	499	380	545	320
Pampa Blanca	23	336	526	559	550	550	218	513
Nueva Victoria	291	237	41	264	332	240	155	360
Pampa Orcoma	—	—	18	457	18	457	—	—
Total	556	294	980	504	1,536	428	970	375
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
(5)Salar de Atacama, Chile. The estimated economic cut-off grade (COG) utilized for resource reporting purposes is 0.095 wt.% Li, based on the following assumptions:
a.A long-term lithium carbonate (Li₂CO₃) price of US$18,000/tonne was used (approximately 20% higher than the optimistic price scenario, Chapter 19) for the CoG economic evaluation.
b.Royalties associated with lithium production were included in the calculation at US$2,000/tonne Li₂CO₃.
c.A global lithium recovery of 49% was applied.
d.The economic model assumes an annual brine production of 33.12 million m³ and an average brine density of 1.225 tonne/m³.
e.Extraction, processing, and general and administrative (G&A) costs were estimated at US$48.4 per m³ of brine.
(6)Salar de Atacama, Chile. A cut-off grade of 1 wt.% for K was based on Novandino Litio’s economic analysis.
(7)Earl Grey deposit, Mount Holland, Australia. The declared Mineral Resources correspond to 50% attributable to SQM and are reported as exclusive of Mineral Reserves. Mineral Resource tonnage and average contained grade have been rounded to reflect estimation accuracy, and figures may not match due to rounding. Resources are reported as in situ based on a regularized 5m x 5m x 5m block model, constrained in a Resource Pit using a Lerchs-Grossman optimization algorithm, and below the current pit surface as of December 27, 2025. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is a reasonable expectation that Inferred Resources within the Reserve Pit can be converted to Measured and Indicated Resources with additional drilling and exploration. There is a reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered by alternative processing methods. Resource pit optimization and economic parameters for deriving the cut-off grade include a price of US$1,300 FOB per tonne of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is the average forecast for 2026-2040 by Benchmark Minerals in December 2024 and does not represent an opinion or consensus of future prices by any of the joint venture partners. The Qualified Persons have reviewed updated market information and consider the price assumptions applied in this Mineral Resource estimate to remain reasonable for disclosure purposes as of the effective date. The costs used for optimization are: mining cost of US$5.82/t, process cost of US$44.67/t fed to the concentrator, general costs of US$8.95/t fed to the concentrator, and logistics costs of US$42.39/t of concentrate. Mining dilution is set at 5% and mining recovery at 95%. Royalty fees are 5%. The optimization considered for the concentrator is 75% for spodumene mineral zones, 55% for mixed spodumene and petalite mineralogy, 35% for petalite mineralogy, and 0% for other lithium minerals. Cost estimates in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters define a cut-off grade of 0.50% lithium oxide for the spodumene and mixed spodumene and petalite domains and 0.78% lithium oxide for petalite minerals. GeoInnova Consultores are the QPs responsible for the Mineral Resource statement, effective December 31, 2025.
(8)El Norte Grande, Caliche, Chile. To calculate measured resources, SQM uses the results of the drill holes with spacing of 50 x 50 m and 100 x 100 m (RGM50 and RGM100) and a 3D block model built with Ordinary Kriging (OK). Indicated resources are calculated for areas with drill hole spacing of 100 x 100 m to 200 x 200m (RGM100 up to RGM200) and 3D block model obtained from the Inverse Distance Weighting (IDW). To evaluate measured and indicated resources, SQM applies the following criteria: Caliche thickness ≥ 2.0 m; overburden thickness < 3.0 m; barren/mineral ratio < 1.0 and Cut-off benefit ≥ 0.1 USD/t. The mineral resource estimates were prepared by Marco Fazzi (who is the QP for these mineral resource estimates), reported using the SK 1300 Definition Standards adopted December 2018. The QPs for Nueva Victoria, María Elena and Pampa Blanca Mineral Reserves are Marco Fazzi y Jesús Casas de Prada.
(9)El Norte Grande, Caliche, Chile. The estimate was completed using a SG of 2.1 ton/m³. Cut-off grade for equivalent iodine vary according to the targets required at the different mines. The values assigned correspond to the average of the different sectors. The Mineral Resources estimate considers a cut-off grade of equivalent iodine based on the production costs of iodine and its derivative products. Based on historical iodine prices from 2010 and the forecast to 2040, a projected iodine price of US$42,000 per metric ton is determined, taking in account the corresponding operational, financial and planned investment costs, depreciation, profit margin and taxes. A similar analysis was undertaken for nitrates based on the respective costs for potassium-sodium nitrates (fertilizers) production. A projected price of US$820 per metric ton for potassium-sodium nitrates is considered by SQM in the economic analysis executed from 2010 and the forecast to 2040.
Material Individual Properties
To determine our individually material mining operations in accordance with subpart 1300 of Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of our overall business and financial condition. Such assessment included the aggregate mining operations on all SQM mining properties, regardless of the stage of production or the type of mineral produced. Quantitative factors included, among others, mining operations’, the relative contributions of mining operations to SQM's aggregate historical and estimated revenues, cash flows, and EBITDA. Qualitative factors may include, as applicable, capital expansion plans, long-term pricing outlook, the regulatory environment and various strategic priorities. SQM has determined that, as of December 31, 2025, its individually material mines are the caliche ore mines at Nueva Victoria, Pampa Blanca, Pampa Orcoma, and Maria Elena in El Norte Grande

region of Chile, the brines in the Salar de Atacama in Chile and the spodumene ore in Mount Holland lithium project in Western Australia. SQM will update its assessment of individually material mines on an annual basis.

Information that follows relating to such individually material properties is derived from the technical report summary (TRS) relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Form 20-F. The relevant TRS for the Salar de Atacama property, the Nueva Victoria property, the Pampa Blanca property and the Pampa Orcoma property, the Mount Holland lithium project properties and the Maria Elena property are included as Exhibits 96.1, 96.2, 96.3, 96.4, 96.5, 96.6 respectively, to this Form 20-F.
El Norte Grande Caliche, Chile
SQM's mining operations are concentrated in the First Region of Chile, where we mainly work in the mining areas of Tente en el Aire, Nueva Victoria Oeste, Hermosa and Torcaza, El Toco (where we work in the mining area of Maria Elena) and in the Second Region of Chile (where we work in the mining area of Pampa Blanca).
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
Facilities
Nueva Victoria
The Nueva Victoria mine and facilities are located 140 kilometers southeast of Iquique and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, SQM uses caliche ore to produce salts rich in nitrates and iodine, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 27 kilometers northwest of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation. The nitrate-rich salts are sent to Coya Sur, which is a processing plant located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include three potassium nitrate plants with a total capacity of 800,000 metric tons per year. There are also four production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for the Coya Sur operation.
Pampa Blanca
The Pampa Blanca Project mine and facilities are located in the Antofagasta Region of northern Chile. It is located 100 kilometers northeast of the city of Antofagasta, in the commune of Sierra Gorda. The property has an area of 51,201 hectares and is composed of 152 mining concessions. The Pampa Blanca Project aims to produce salts rich in iodide, iodine and nitrate from the processing of caliche, extracted from deposits rich in this mineral. The Pampa Blanca Mining Plan considers an initial extraction of caliche at a rate of 5.5 million metric tons per year between 2025-2041. For the period 2025-2041 a total extraction of 87 million metric tons of caliche is projected with an average grade of 399 ppm of iodine and 5.4% of nitrates. The production process to obtain iodine as the main product, along with salts rich in sodium nitrate and potassium nitrate as by-products, consists of heap leaching with fresh water or with recirculated solutions to obtain a solution rich in iodate, which will then be treated in a chemical plant to transform it into elemental iodine in prill format. Solar energy and electricity are the main sources of energy for this operation. The Pampa Blanca Project facilities also include operation centers for the heap leaching process, iodide plant, and evaporation ponds.

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
María Elena
The Maria Elena mine is located in Tocopilla, in the province of Antofagasta, the mine has deposits located on flatlands or "pampas" covering an area of 92,599 hectares. Exploration program results have indicated that explored areas reflect a mineralized trend hosting nitrate and iodine.
The following table provides a summary of the El Norte Grande production facilities as of December 31, 2025:

Facility	Type of Facility	Approximate Size (hectares)(1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	Industrial: 885	Potassium nitrate: 800 Crystallized nitrates: 1,200 Prilled nitrates: 320	12.83	708.5
María Elena (8) (9)	Nitrates and iodine production	35,830	Iodide: 1.6 Nitrate Salts: 80	20.21	291.5
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	Mine: 84,400 Industrial: 1,858	Iodine: 12 Iodide: 12.8 Nitrate Salts: 700	12.86	851
Pampa Blanca (6)	Concentrated nitrate salts and iodide production	Mine: 10,441	Iodide:1.2 Nitrate Salts: 50	11.70	7.2
Pedro de Valdivia	Iodine production	253,880	Iodine: 2.3	19.6	64.6
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
(6)The iodide production is sent to our Pedro de Valdivia plant to produce iodine in prilled format.
(7)Includes production facilities and nitrate solutions ponds
(8)The production from the María Elena operation is sent to the iodide and iodine plants in Pedro de Valdivia, and the nitrate salts harvested in Coya Sur.
(9)Maria Elena began operations in the second half of 2025 with a nominal capacity of 1.6 Kton iodine. The operation produced 40 tons in December 2025.

SQM directly or indirectly through subsidiaries owns, leases or holds concessions over the facilities where it carries out its operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.
Extraction Yields
The following table shows certain operating data relating to each of our El Norte Grande mines for 2025, 2024 and 2023:

(in thousands, unless otherwise stated)	2025	2024	2023

Coya Sur(1)
Metric tons of crystallized nitrate produced	684	646	642

Nueva Victoria
Metric tons of ore mined	52,531	49,169	43,450
Iodine (ppm)	368	416	398
Metric tons of iodine produced(2)	14.2	13.1	13.9

Pampa Blanca
Metric tons of ore mined	5,998	5,789	5,001
Iodine (ppm)	439	461	456
Metric tons of iodine produced(2)	1.2	1.3	0.8
________________________________________________
(1)Includes production of finished products at Coya Sur from treatment of nitrates solutions from Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrates.
(2)Includes production of iodine in prill form from our Nueva Victoria and Pedro de Valdivia plants.
Reserves and Resources
According to SQM's experience in caliche ore extraction, the grid pattern drillholes with spacings between 50 and 100 meters produce data on the caliche resources that is sufficiently defined to consider them measured resources and then, adjusting for technical, economic and legal aspects, as proven reserves. These Proven Reserves are obtained using the Inverse Distance Weighting (IDW) and the application of operating parameters to obtain economically profitable reserves.
Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drillholes with spacings between 100 and 200 meters can be used to determine indicated resources. By adjusting such indicated resources to account for technical, economic and legal factors, it is possible to calculate probable reserves. Probable reserves are calculated by using IDW, and have an uncertainty or margin of error greater than that of proven reserves. However, the degree of certainty of probable reserves is high enough to assume continuity between points of observation.
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
3.Cut-off Iodine ≥ 200 ppm USD/t or Cut-off Benefit of ≥ 3.0 USD/t (depend on each pampa)
4.Only measured and indicated resources with a valid environmental license are converted into proven and probable reserves, respectively.

Nueva Victoria—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6,7,8

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (Parts per million(ppm))	Cut-off Benefit (BC)	Metallurgical recovery [2]
Proven Mineral Reserves	815	4.4	302	3.0	50%-80%
Probable Mineral Reserves	237	5.3	363
Total Mineral Reserves	1,052	4.6	316
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cut-off benefit ≥ 3.0 USD/t and reported as equivalent iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m, a slope, which should not exceed 8%; and waste / caliche ratio ≤1.0 are applied.
(2)Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 80%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
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
(6)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Reserves.
(7)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(8)Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.
Nueva Victoria—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6

	Resources
	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Benefit (BC) [5]
Measured Mineral Resources	291	3.7	237	0.10
Indicated Mineral Resources	41	3.3	264
Measured + Indicated Mineral Resources	332	3.7	240
Inferred Mineral Resources	155	4.7	360
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
(5)The Mineral Resource estimate considers cut-off benefit ≥ 0.1 USD/t, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m and a slope, which should not exceed 8%. The cut-off benefit considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi and Jesús Casa de Prada are the QPs responsible for the Mineral Resources.

Pampa Orcoma—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6,7,8,9

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off grades[1]	Metallurgical recovery [2]
Proven Mineral Reserves	—	—	—	Iodine 300 ppm	50%-70%
Probable Mineral Reserves	309	6.9	413
Total Mineral Reserves	309	6.9	413
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
(3)The Mineral Reserve estimate considers a cut-off grade of 300 ppm for iodine, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium- and long-term prices forecast of generating iodine.
(4)Mineral Reserves are reported as in-situ ore.
(5)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Reserves.
(6)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(7)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.
Pampa Orcoma—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6,7

	Resources
	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off grade[1,2]
Measured Mineral Resources	—	—	—	Iodine 300 ppm
Indicated Mineral Resources	18	7.4	457
Measured + Indicated Mineral Resources	18	7.4	457
Inferred Mineral Resources	—	—	—
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
(5)The Mineral Resource estimate considers a cut-off grade of 300 ppm for iodine, based on accumulated cut-off iodine grades and operational average grades, as well as the cost and medium and long term prices forecast for prilled iodine production.
(6)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Resources.
(7)The development of the Pampa Orcoma project was postponed without any changes to the information reported as of December 31, 2022.

Pampa Blanca—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6,7,8

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Benefit [1]	Metallurgical recovery [2]
Proven Mineral Reserves	76	5.4	399	3.00	50%-70%
Probable Mineral Reserves	—	—	—
Total Mineral Reserves	76	5.4	399
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating cut-off benefit ≥ 3.0 USD/t and reported as equivalent iodine. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m; and waste / caliche ratio ≤1.0 are applied, and a slope, which should not exceed 8%.
(2)Mineral Reserves are based on at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 70%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
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
(6)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Reserves.
(7)The QPs are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(8)Comparisons of total values may not match due to rounding of numbers and the differences caused by use of averaging methods.
Pampa Blanca—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6

	Resources
	Amount (Mt)		Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Benefit[1,2]
Measured Mineral Resources	23	5	5.0	336	0.1
Indicated Mineral Resources	526		6.3	559
Measured + Indicated Mineral Resources	550		6.3	550
Inferred Mineral Resources	218		5.4	513
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
(5)The Mineral Resources estimate considers cut-off benefit ≥ 0.1 USD/t, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m and a slope, which should not exceed 8%. The equivalent iodine cut-off benefit considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Resources.

María Elena—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6,7,8

	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (Parts per million(ppm))	Cut-off Benefit (BC)	Metallurgical recovery [2]
Proven Mineral Reserves	139	5.0	340	3.0	50%-80%
Probable Mineral Reserves	496	4.7	368
Total Mineral Reserves	634	4.8	362
________________________________________________
(1)Mineral Reserves are based on Measured and Indicated Mineral Resources at an operating iodine cut-off ≥200 except for Toco Norte, with a cut-off benefit ≥ 3.0 USD/t. Operating constraints of caliche thickness ≥ 2.0 m; overburden thickness ≤3.0 m, a slope, which should not exceed 8%; and waste / caliche ratio ≤1.0 are applied.
(2)Mineral Reserves are based on Measured Mineral Resources at the criteria described in (1) above. The average overall metallurgical recovery of the nitrate and iodine processes contained in the recovered material varies between 50% and 80%. Based on SQM’s operational experience and the laboratory and full-scale tests carried out, a progressive increase, over time, in heap leaching yield is expected, as irrigation application rates increase.
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
(6)Marco Fazzi and Jesús Casas de Prada are the QPs responsible for the Mineral Reserves.
(7)The QP is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that could materially affect the Mineral Reserve estimate that are not discussed in this TRS.
(8)Comparisons of values may not total due to rounding of numbers and the differences caused by use of averaging methods.
María Elena—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the Fiscal Year Ended December 31, 20251,2,3,4,5,6

	Resources
	Amount (Mt)	Nitrate Grade (weight %)	Iodine Grade (ppm)	Cut-off Benefit (BC) [5]
Measured Mineral Resources	242	6.3	359	0.10
Indicated Mineral Resources	257	6.2	399
Measured + Indicated Mineral Resources	499	6.2	380
Inferred Mineral Resources	545	4.9	320
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
(5)The Mineral Resource estimate considers a iodine cut-off ≥200 except for Toco Norte, with a cut-off benefit ≥ 0.1 USD/t, as well as caliche thickness ≥ 2.0 m and overburden thickness ≤ 3.0 m and a slope, which should not exceed 8%. The cut-off considers the cost and medium- and long-term price forecasts of generating iodine as discussed in Sections 11, 16 and 19 of the TRS.
(6)Marco Fazzi and Jesús Casa de Prada are the QPs responsible for the Mineral Resources.

The Nueva Victoria deposit's proven Mineral Reserves of 815 million metric tons as of December 31, 2025, increased by 4.35% from 781 million metric tons as of December 31, 2024. The Nueva Victoria probable Mineral Reserves of 237 million metric tons as of December 31, 2025, decreased by 6.7% from 254 million metric tons as of December 31, 2024. The increase in Mineral Reserves was driven by mine exploitation and recategorization of probable reserves in Hermosa Oeste and Franja Oeste, with a corresponding reduction in probable reserves. In 2024, there were 223 million metric tons of measured resources, while in 2025 there are 291 million metric tons of measured resources. The indicated Mineral Resources of 41 million metric tons as of December 31, 2025, had no changes from the amounts as of December 31, 2024. The Nueva Victoria inferred Mineral Resources of 155 million metric tons as of December 31, 2025, increased by 216.3% from 49 million metric tons as of December 31, 2024.
The Pampa Orcoma probable Mineral Reserves and indicated Mineral Resources of 309 million metric tons and 18 million metric tons as of December 31, 2025, respectively, remained unchanged from the amounts as of December 31, 2024, because there were no material changes that would modify the estimated Mineral Reserves.
The Pampa Blanca proven Mineral Reserves of 76 million metric tons as of December 31, 2025 decreased by 10.6% from 85 million metric tons as of December 31, 2024. There were no Pampa Blanca probable Mineral Reserves reported as of December 31, 2025 and had no changes from the amounts as of December 31, 2024.

The proven and probable reserves shown above are the result of the evaluation of approximately 23.2% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 76.8% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the potential and hypothetical resources. In 2025, there was a detailed exploration program of 1,285 hectares in the Hermosa Oeste, Hermosa, Franja Oeste, Mina Sur and Lobo sectors. The basic exploration conducted in 2025 corresponds to 10,118 hectares in Pampa Fortuna Environment. Currently, drilling totals 1,161 reverse circulation (RC) drill holes (6,760 meters). All the drill holes were vertical. Drilling is carried out with wide grid in the first reconnaissance stage (1,000 x 1,000 m; 800 x 800 m; 400 x 400 m); to later reduce this spacing to define the resources in their different categories. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.
We maintain an ongoing program of exploration and resource evaluation on the land surrounding our production mines, and other sites for which we have the appropriate concessions.
The information presented in the table with respect to the Nueva Victoria, Pampa Orcoma, Pampa Blanca, Pedro de Valdivia and Maria Elena mines has been validated by the following QPs:
Mr. Marco Fazzi is a Geologist with more than 26 years of experience in the underground and open pit mining operations in metallic and non-metallic deposits. Currently, he works for SQM as a Mineral Resources and Long-Term Planning Manager. He has extensive experience in exploration geology, mineral control geology, geological modeling and resource and reserve estimation management. Mr. Fazzi is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 287 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with Law No. 20,235 that regulates the role of QPs and creates the Qualifying Commission of Competences in Mining Resources and Reserves ("Law for QPs") and its current regulation in Chile.
Dr. Jesús Casas de Prada is an active Consultant and Qualified Person in Mining Resources & Reserves, in the area of Extractive Metallurgy, with more than 30 years of experience, working in teaching, aqueous process metallurgy, metallurgical testing, process design and engineering, agglomeration, bioleaching, electrowinning, solvent extraction, crystallization, effluent treatments and speciation of waters and aqueous electrolyte solutions, and operating cost estimations. His expertise covers metals like: copper, gold, silver, uranium, rhenium, molybdenum, iron and industrial minerals and salt compounds. He has been involved in research and development studies and projects. He is author and co-author of many ISI and congress papers, and also research and technical reports. Mr. Casas de Prada is a Qualified Person as defined in subpart 1300 of Regulation S-K and is registered under No. 214 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile.

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

As of December 31, 2025, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of our mining sites was approximately 557,710 hectares, excluding future expansions. We have not requested additional mining rights.
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
SQM’s mineral resource in the Salar de Atacama is constituted by in-situ brine within a porous media, and the resource estimate depends on brine concentration, reservoir geometry, and drainable interconnected pore volume. Within SQM’s concessions, the lithium and potassium resources were estimated based on extensive exploration and many depth-specific samples from each unit.
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
Facilities
Our facilities at the Salar de Atacama are located 210 kilometers to the east of the city of Antofagasta and 190 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, lithium sulfate, and lithium chloride solutions, which are subsequently sent to the lithium carbonate plant at our Lithium chemical facility for processing. The main production plants at this site include the solar evaporations ponds systems, the potassium chloride flotation plants (MOP-H I and II), the potassium carnallite plants (PC I and PC I extension), the potassium sulfate flotation plant (SOP-H), the potassium chloride drying plant (Dual Plant or MOP-S), the potassium chloride compacting plant (MOP-G3), the potassium sulfate drying plant (SOP-S) and the potassium sulfate compacting plant (SOP-G). The energy used consists primarily of solar energy, as well as electricity, fuel and gas sources.
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
The following table provides a summary of the capacity of the Salar de Atacama production facilities as of December 31, 2025:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Salar de Atacama	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Lithium sulfate: 120 Potassium chloride: 2,285	28.2	1,925.1
Lithium Chemical Plant, Antofagasta	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 210 Lithium hydroxide: 40	8.69	1,639.4
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

Extraction Yields
The following table shows certain operating data relating to each of our Salar de Atacama operations for 2025, 2024 and 2023:

(in thousands, unless otherwise stated)	2025	2024	2023
Salar de Atacama (1)
Metric tons of potassium chloride, potassium sulfate and potassium salts produced	848.0	949.0	1,165
Metric tons of dry lithium sulfate produced	105.9	53.5	51.1
Lithium Chemical Plant (1)
Metric tons of lithium carbonate produced	184	179.5	165.3
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
Reserves and Resources
The Mineral Reserve was estimated for potassium and lithium dissolved in brines of the Salar de Atacama considering modifying factors for converting Mineral Resources to Mineral Reserves, including the production wellfield design and efficiency, pumping scheme, and recovery factors for lithium and potassium. The projected future brine extraction was simulated using a flow and solute transport model. Numerical modeling was supported by a detailed calibration process and hydrogeological, geological, and hydrochemical data within the exploitation concessions. Based on the current SQM production wellfield, which corresponds to the effective date of mineral resource and reserve declaration that is most representative of 2025, we estimate that the proven and probable reserves of lithium and potassium are as follows:
Salar de Atacama—Summary of Mineral Reserves, Considering Process Recoveries (Effective December 31, 2025)(1),(2),(3),(4),(5),(6)(7)

	Brine Volume (Million cubic meters)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)	Metallurgical recovery (%)
Lithium
Proven Mineral Reserves (Years 1-2)	62	0.09	0.25	0.095	49
Probable Mineral Reserves (Years 3-5)	78	0.13	0.27	0.095	49
Total Mineral Reserves	140	0.22	0.27	0.095	49
Potassium
Proven Mineral Reserves (Years 1-2)	62	1.35	2.36	1.00	76
Probable Mineral Reserves (Years 3-5)	78	1.73	2.38	1.00	76
Total Mineral Reserves	140	3.08	2.38	1.00	76
________________________________________________
(1)The process efficiency is based on the type of extracted brine at each well over the course of the simulation, the average process efficiency over the entire LoM is approximately 49% for lithium and approximately 76% for potassium.
(2)The values in the “Amount” column correspond to contained metallic lithium (LME) and potassium.
(3)The average lithium and potassium concentration is weighted by the simulated extraction rates in each well
(4)Comparisons of values may not add due to rounding of numbers and the differences caused by averaging
(5)The estimated economic cut-off grade (CoG) utilized for resource reporting purposes is 0.095 wt.% Li, based on the following assumptions:
a.A long-term lithium carbonate (Li₂CO₃) price of US$18,000/tonne was used (approximately 20% higher than the optimistic price scenario, Chapter 19) for the CoG economic evaluation.
b.Royalties associated with lithium production were included in the calculation at US$2,000/tonne Li₂CO₃.
c.A global lithium recovery of 49% was applied.
d.The economic model assumes an annual brine production of 33.12 million m³ and an average brine density of 1.225 tonne/m³.

e.Extraction, processing, and general and administrative (G&A) costs were estimated at US$48.4 per m³ of brine.
(6)A cut-off grade of 1 wt.% for K was based on Novandino Litio’s economic analysis.
(7)This reserve estimate considers the modifying factors of converting Mineral Resources to Mineral Reserves, including the production wellfield design and efficiency, as well as environmental and process recovery factors. The reserve estimate also considers the expiry of the Corfo Agreements in 2030 (end of LoM). The QP for the Mineral Reserves is Rodrigo Riquelme.
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
•Probable Reserves were conservatively assigned for the last three years of the simulation considering that the numerical model will be continually improved and recalibrated in the future due to potential medium to long term changes in neighboring pumping, conceptual hydraulic parameters, and the water balance, among other factors.
Probable reserves and inferred resources are being continually explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling, and long-term pilot production pumping tests.

Complementing the reserve information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction until the end of the Corfo Agreements (December 31, 2030). Considering the authorized maximum net brine production rates under RCA 226/06 and voluntary reduction plan announced by SQM, which is characterized by a reduction in future pumping from 1,051 L/s to 822 L/s during the 5-year LoM, a total of approximately 140 million cubic meters of brine will be extracted from the producing wells (considering process recoveries), corresponding to 0.22 million metric tons of lithium.
The lithium and potassium resource were classified into three categories (Measured, Indicated, Inferred) according to the amount of information from the hydrogeological units, as well as geostatistical criteria. Hydrogeological knowledge was prioritized as the first classification criterion based on exploration, monitoring, and historical production data, while geostatistical variables were used as a secondary criterion. We estimate that our lithium and potassium resources as of December 31, 2025, are as follows:
Salar de Atacama—Summary of Mineral Resources, Exclusive of Mineral Reserves (Effective December 31, 2025) (1),(2),(3),(4),(5),(6),(7)(8)

	Brine Volume (Million metric cubes)	Amount (Million metric tons)	Grades/Qualities (wt.%)	Cut-off grades (wt.%)
Lithium
Measured Mineral Resources	3,036	8.4	0.19	0.095
Indicated Mineral Resources	1,874	4.1	0.15	0.095
Measured + Indicated Mineral Resources	4,910	12.4	0.17	0.095
Inferred Mineral Resources	3,204	5.6	0.15	0.095
Potassium
Measured Mineral Resources	3,036	72.9	1.91	1.00
Indicated Mineral Resources	1,874	38.6	1.66	1.00
Measured + Indicated Mineral Resources	4,910	111.6	1.81	1.00
Inferred Mineral Resources	3,204	65.7	1.66	1.00
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
(3)Effective porosity was utilized to estimate the drainable brine volume based on the measurement techniques of the Nova Andino Litio SpA porosity laboratory (Gas Displacement Pycnometer). Although specific yield is not used for the estimate, the QP considers that the high frequency sampling of effective porosity, its large dataset, and general lack of material where specific retention can be dominant permits effective porosity to be a reasonable parameter for the Mineral Resource estimate.
(4)The conversion of brine volume to Li and K tonnes considered the estimated brine density in each block model cell.
(5)Comparisons of values may not add due to rounding of numbers and the differences caused by the use of averaging methods.
(6)The estimated economic cut-off grade (COG) utilized for resource reporting purposes is 0.095 wt.% Li, based on the following assumptions:
a.A long-term lithium carbonate (Li₂CO₃) price of US$18,000/tonne was used (approximately 20% higher than the optimistic price scenario, Chapter 19) for the CoG economic evaluation.
b.Royalties associated with lithium production were included in the calculation at US$2,000/tonne Li₂CO₃.
c.A global lithium recovery of 49% was applied.
d.The economic model assumes an annual brine production of 33.12 million m³ and an average brine density of 1.225 tonne/m³.
e.Extraction, processing, and general and administrative (G&A) costs were estimated at US$48.4 per m³ of brine.
(7)A cut-off grade of 1 wt.% of K was based on Novandino Litio’s economic analysis.
(8)Juan Becerra is the QP responsible for the Mineral Resources.

Because both lithium and potassium are extracted from the same brines from the Salar de Atacama, the following discussion of changes in Mineral Reserves and resources in the Salar de Atacama apply to both lithium and potassium. The Salar de Atacama brine proven Mineral Reserve of 62 million cubic meters on December 31, 2025, decreased by 40% from 104 million cubic meters on December 31, 2024. The Salar de Atacama probable brine Mineral Reserve of 78 million cubic meters at December 31, 2025 decreased by 27% compared to December 31, 2024. The Salar de Atacama measured and indicated brine Mineral Resources, exclusive of reserves, of 3,036 million cubic meters and 1,874 million cubic meters respectively, declared at December 31, 2025, represent an increase of 23% and 30% respectively, when compared to the amount at December 31, 2024; the increase in resource is explained in the Technical Report Summary filed as Exhibit 96.1 to this Form 20-F.
The information presented in the tables above for Salar de Atacama were validated by the following QPs:
Mr. Rodrigo Riquelme Tapia is a Mining Engineer. He is currently partner and General Manager of GeoInnova, located at Antonio Bellet 444, Of. 1301, Providencia, Metropolitan Region, Chile. He has worked as a mining engineer for more than 25 years, of which 19 have been focused on resource and reserve estimation topics. Mr. Riquelme has been an external consultant for SQM since 2018, and has visited the site between 2019 and 2024,. Mr. Riquelme is a QP as defined in subpart 1300 of Regulation S-K and is registered under No. 50 in the Public Registry of QPs in Mining Resources and Reserves, in accordance with the Law for QPs and its current regulation in Chile.

Dr. Juan Becerra is a geologist, with an MSc and PhD in geology, with more than 15 years of experience in exploration, regional geology, structural geology, modeling and estimation of Li, K and REE resources. He is a QP, as defined in subpart 1300 of Regulation S-K, and has been registered since 2023 under No. 0480 in the Public Registry of QPs in Mining Resources and Reserves, in compliance with the Law for QPs and its current regulation in Chile. He is also a member (No. 699) of the College of Geologists, and has participated in the evaluation of lithium projects and the preparation of technical reports following national (CH20235) and international (S-K1300, CRIRSCO) regulations, standards and codes. He has published and participated in multiple scientific contributions, and has also supervised undergraduate and postgraduate theses. Currently, he is the Superintendent of Geology at Nova Andino Litio, where he leads a multidisciplinary team of technicians and professionals focused on the exploration and evaluation of lithium projects.
Mining Concessions for the Exploitation of Brines at the Salar de Atacama
As of December 31, 2025, our subsidiary Nova Andino Litio holds exclusive rights to exploit the Mineral Resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which Nova Andino Litio is only entitled to exploit the Mineral Resources in 81,920 hectares. These rights are owned by Corfo and leased to Nova Andino Litio pursuant to the Corfo Agreements. Corfo cannot unilaterally amend the Corfo Agreements, and the rights to exploit the resources cannot be transferred. The Corfo Agreements provides for Nova Andino Litio to (i) make quarterly lease payments to Corfo based on product sales from leased mining properties and annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta, (ii) maintain Corfo’s rights over the Mining Exploitation Concessions and (iii) make annual payments to the Chilean government for such concession rights. The Corfo Agreements will expire on December 31, 2060.
Under the terms of the Corfo Agreements, Corfo has agreed that it will not permit any other person to explore, exploit or mine any Mineral Resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above.
Nova Andino Litio holds an additional 248,968 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. Nova Andino Litio also holds Mining Exploitation Concessions that are in the process of being granted covering 4,300 hectares in areas near the Salar de Atacama.
In addition, as of December 31, 2025, Nova Andino Litio held Mining Exploration Concessions covering approximately 2,900 hectares and has not applied for any additional Mining Exploration Concessions. Exploration rights are valid for a period of four years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional four years or (iii) allow the concession to expire. Additionally, the current modifications to the Mining Code under Law 21,420 and others, modified the validity of the exploration concessions, which will be four years, allowing the validity to be extended for up to four more years for a single time if geological information is delivered as a result of the exploration or if an RCA has been obtained or an admissible project has been entered into the Environmental Impact Assessment System.
According to the terms of the Corfo Agreements, with respect to lithium production, the Chilean Commission on Nuclear Energy (CCHEN) established a total accumulated extraction limit set as amended by the Corfo Arbitration Agreement in January 2018, up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount in the aggregate for all periods while the Corfo Agreements are in force. As of December 31, 2025, six years remain on the term of the Corfo Agreements. See “Item10.C. Material Contracts – Corfo Agreements”
The environmental permit Resolución de Calificación Ambiental (RCA No. 226/2006, issued on October 19th, 2006, by COREMA (Comisión Regional del Medio Ambiente or Regional Environmental Commission) authorizes SQM to extract brines via pumping wells from two areas in the western and southwestern portions of the areas defined in the Corfo Agreements. SQM refers to these brine extraction areas as AAE zones (Áreas Autorizadas para la Extracción or Authorized Areas of Extraction), and they are further divided based on the products historically generated in each sector: (i) The northern portion is denominated the AAE-SOP, where “SOP” signifies sulfato de potasio (potassium sulfate product), and it covers a surface area of 10,512 hectares which is equivalent to 29.27% of the total AAE area; (ii) the southern portion is referred to as AAE-MOP, where “MOP” indicates muriato de potasio (potassium chloride product), covering a surface area of 25,399 hectares that is equivalent to 70.73% of the total AAE area.
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
Mount Holland Lithium Project, Australia
The Mount Holland project is a production stage integrated lithium project in Western Australia consisting of (i) an open pit mine and lithium concentrator operation, at Mount Holland, 100 kilometers southeast of Southern Cross, and (ii) a lithium hydroxide (LiOH) refinery located in the Town of Kwinana, 26.5 kilometers from the port of Fremantle, from where the LiOH is shipped.
The project is an unincorporated joint venture in which SQM and Wesfarmers through a wholly owned subsidiary each holding 50% of the assets. The joint ventures is managed by Covalent, an entity equally owned (50/50) by SQM and Wesfarmers.
The project is accessed by land using the Parker Range Road and Marvel Loch-Forrestania road, which are all-season gravel roads. The Parker Range road is connected to the Great Eastern Highway which is a paved road with connectivity to Southern Cross, Kalgoorlie and Perth. Also, the project has its own access by air using an airstrip and infrastructure in the southern part of the mine.
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
•A refinery in ramp up, located in the Kwinana industrial precinct approximately 45 kilometers south of Perth, with the capacity to produce 50,000 metric tons per annum of battery-grade lithium hydroxide product (LiOH) for export globally.
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

SQM and Wesfarmers announced a positive investment decision in February 2021 following the completion of a feasibility study by Covalent. The project commenced mining activities in the first quarter of 2022, with first ore mined in the fourth quarter of 2022, and the concentrator finished construction and commenced ramp up of production in 2023. The refinery achieved first production of battery-grade lithium hydroxide in July 2025 and is working to qualify production and ramp up operations.
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

Lithium mineralization within the fresh pegmatite is zoned and primarily controlled by the dominant mineralogy; spodumene and petalite dominated assemblages are more lithium-rich than altered (cookeite) and Li-absent assemblages. Lithium mineralization is depleted in weathered pegmatite.
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
Resource drilling was initially conducted on broad exploration grids to determine the extent of mineralization. This was followed by a drill program on a 50m x 50m grid to support the resource estimate. Through the development of the project in 2020, the first stages of the open pit were defined, and the drilling program was designed for grade control based on higher density and geostatistical criteria, infilling to a nominal 25m x 25m grid. Grade control drilling and resource definition drilling continue to progress to the north and east of the starter pit area to increase local confidence in the short and medium term mining areas. This information supports the current definition of Resources and Reserves. During 2025 a 100m x 100m infill drilling program was completed on the northern part of the main pegmatite with chemical and XRD analysis expected to be completed in early 2026. This data will be incorporated into an updated Mineral Resource Estimate in 2026.
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
First ore from the pit was mined in 2022, and the concentrator started its commissioning in the third quarter of 2023. First concentrate production of both circuits was achieved in the last quarter of 2023, and the first spodumene concentrate shipment occurred in the first half of 2024. Construction of the refinery together with its commissioning yielded first product in July 2025.

The following table provides a summary of production related to the Mount Holland project as of December 31, 2025:

Facility	Type of Facility	Approximate size (hectares)(1)	Nominal Production Capacity (kt/year)	Weighted Average (years)(2)	Gross Book Value (millions of US$)(2)
Mt. Holland	Mine and concentrator producing 5.5% spodumene concentrate	4,626	383	48	490
Kwinana	Lithium hydroxide production	40	50	48	509
(1) Approximate size considers both the production facilities and the mining, exploration, miscellaneous and general purpose leases for Mount Holland, where the mine, concentrator and NPI facilities reside, and the Kwinana refinery. Nominal production capacities are for the whole project (SQM+Wesfarmers share)
(2) Weighted average age and gross book value correspond to SQM’s 50% share of production facilities for Mount Holland assets and Kwinana refinery.

Extraction Yields

The following table shows operating data relating to the Mt. Holland operations during 2025, 2024 and 2023:

(in thousands, unless otherwise stated)	2025	2024	2023
Mount Holland
Spodumene concentrate produced (dry kt)(1)	329.6	232.4	15.0
(1) Equivalent to 100% of production (whole project: SQM+Wesfarmers) equivalent to 5,5% of Li2O

Reserves and Resources
Mt. Holland—Summary of Mineral Reserves at the End of the Fiscal Year Ended December 31, 2025(1)

	Amount		Grades/Qualities	Cut-off grades	Metallurgical recovery
	Total Mton	SQM Attributable MTon	Li2O %	Li2O %	%
Proven Mineral Reserves	38.5	19.3	1.56	0.5	75% Concentrator: 85% Refinery
Probable Mineral Reserves	43.7	21.8	1.38	0.5	75% Concentrator: 85% Refinery
Proven in Stockpiles	2.5	1.3	0.89	0.5	75% Concentrator: 85% Refinery
Total Mineral Reserves	84.7	42.4	1.45	0.5	75% Concentrator: 85% Refinery
________________________________________________
(1)Earl Grey deposit, Mount Holland, Australia. The Mineral Reserves reported in the table correspond to 50% attributable to SQM. The tonnage and average grade of the Mineral Reserve have been rounded to reflect the accuracy of the estimate, and figures may not match due to rounding. Indicated in-situ resources have been converted to probable reserves. Measured in-situ resources have been converted to proven Mineral Reserves. Measured in-situ resources with an iron oxide grade greater than 2.5% are considered feed ore for the ore sorter and have been converted to probable Mineral Reserves. Mining dilution has been estimated using a regularized model, with block sizes of 5m x 5m x 5m, and an additional 1.5m edge dilution is considered. The Mineral Reserve has been limited to modeled blocks with at least 50% by volume of spodumene-bearing pegmatite. The metallurgical processes are designed for a maximum nominal feed of 2 Mtpa of ore. Spodumene concentrate recovery is estimated at 75% lithium oxide in predominantly spodumene mineralization and 0% for other mineralization types (petalite and mixed spodumene and petalite). The following costs were considered for the reserve evaluation: mining cost of US$5.82/t, process cost of US$44.67/t feed to the concentrator, general costs of US$8.95/t feed to the concentrator, and logistics costs of US$42.39/t concentrate. Mining dilution was set at 5% and recovery at 95%. Estimated costs in Australian dollars were converted to US dollars based on an exchange rate of AU$0.70:US$1.00. These economic parameters result in a Mineral Reserve cut-off grade of 0.5% lithium oxide, assuming a price of US$1,200 FOB Australia per ton of 6% lithium oxide concentrate at SQM's Bunbury warehouses. The price used is derived from the long-term forecast made by Benchmark Minerals in December 2024 and was used for the reserve estimate. It does not represent an opinion or consensus on future prices by any of the partners. The Qualified Persons have reviewed updated market information and consider the price assumptions applied in this Mineral Resource estimate to remain reasonable for disclosure purposes as of the effective date. GeoInnova Consultores are the Qualified Person responsible for Mineral Reserves, effective December 31, 2025.

Mt. Holland—Summary of Mineral Resources Exclusive of Mineral Reserves at the End of the
Fiscal Year Ended December 31, 2025(1)

	Amount		Resources Grades	Cut-off grades			Metallurgical recovery
	Total Mt	SQM Attributable Mt	Li2O %	Spodumene Domain Li2O %	Mixed Domain Li2O %	Petalite Domain Li2O %	Spodumene Domain %	Mixed Domain %	Petalite Domain %
Measured Mineral Resources	32.3	16.2	1.33	0.50	0.50	0.78	75	55	35
Indicated Mineral Resources	57.0	28.5	1.34	0.50	0.50	0.78	75	55	35
Measured + Indicated Mineral Resources	89.3	44.7	1.34	0.50	0.50	0.78	75	55	35
Inferred Mineral Resources	31.7	15.9	1.20	0.50	0.50	0.78	75	55	35

(1)The SQM attributable portion of Mineral Resources is 50%. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Resources have been reported as in-situ (hard rock within an optimized pit shell) and below the pit surface, effective 27th December 2025 . Resources have been categorized subject to the opinion of a QP based on the quality and quantity of informing data for the estimate and consistency of geological units and grade distribution. Resources that are contained within the Mineral Reserve pit design may be excluded from Reserves due to an Inferred classification or where the mineralogical domain does not meet the criteria for plant recovery. These Mineral Resources are disclosed separately from the Mineral Resources contained within the Mineral Reserve. There is reasonable expectation that Inferred Resources within the Mineral Reserve pit design may be converted to higher confidence materials with additional drilling and exploration effort. There is reasonable expectation that Mineral Resources that do not meet the mineralogical criteria for Mineral Reserves can be recovered using alternative processing methods. Mineral Resource tonnage and average contained grade were rounded to reflect the accuracy of the estimate and figures may not match, due to rounding. The disclosed Resource corresponds only to Resources attributable to SQM. The resources have been reported as in-situ from a block model regularized to 5mN x 5mE x 5mRL and constrained to an optimized pit shell. Resource pit optimization and economics for derivation of cut-off grade include pricing of US$1300/t FOB Australia of 6% Li2O concentrate, US$5.82/t mining cost, US$44.67/t processing cost, US$8.95/t concentrator feed corporate overheads cost, US$42.39/t on concentrate logistics cost. Mining dilution was set at 5% and recovery at 95%. Royalty rates are 5%. The optimization considered concentrator recoveries of 75% for spodumene mineral domains, 55% for mixed spodumene and petalite mineral domains, and 35% for petalite mineral domains. Costs estimated in Australian Dollars were converted to US Dollars based on an exchange rate of 0.70US$:1.00AU$. The average price from 2026 to 2040 for 6.0% spodumene concentrate from the Benchmark Lithium Forecast Report Q4 2024 was applied for the determination of Mineral Resources. The Qualified Persons have reviewed updated market information and consider the price assumptions applied in this Mineral Resource estimate to remain reasonable for disclosure purposes as of the effective date. These economic parameters define a 0.50% Li2O cut-off grade for the spodumene and mixed domains and 0.78% Li2O for the petalite domain. Geoinnova Consultores are the Qualified Persons responsible for the Mineral Resource estimate, effective, December 31, 2025.

The Mineral Resource tons exclusive of Mineral Reserves decreased by 5% from 125.08 million metric tons reported as of December 31, 2024, to 121.1 million metric tons as of December 31, 2025. Depletion of the Mineral Resource was completed by interrogating the 2025 Mineral Resource model against the end of year mine surface and reported to the Mineral Resource exclusive of Mineral Reserves reporting criteria1. There were 1.3 million metric tons of material depleted that was considered part of the 2025 Mineral Resource exclusive of Mineral Reserves. A small change to the reporting criteria, which ensured all Li reported from modelled pegmatite, resulted in an additional decrease of 3.4 million metric tons. This change also resulted in a minor increase in reported Li2O grade such that the net change in contained Li2O decreased by 2%.
The total Mineral Reserve tons decreased by 1% from 85.6 metric tons reported at the end of 2024 fiscal year to 84.7 metric tons the end of fiscal year 2025. The changes in the Mineral Reserve were the result of depletion through mining plus the stockpiling of ore tons. Depletion of the Mineral Reserve was completed through interrogating the current Reserve block model against the end of 2024 and end of 2025 surveyed mine surfaces. Ore stockpiling totaling 1.3 million metric tons was added to the Reserve. The Mount Holland lithium project proven and probable Mineral Reserves attributable to SQM totaled 19.3 million metric tons and 23.1 million metric tons as of December 31, 2025, respectively.
The information presented in the tables above (Mount Holland project) has been validated by Geoinnova Consultores, a third-party firm comprising mining experts in accordance with Item 1302(b)(1) of Regulation S-K, served as the Qualified Persons and prepared the estimates of lithium Mineral Resources and Reserves at the Mount Holland project, with an effective date of December 31, 2025. A copy of the QP’s most recent technical report summary with respect to the lithium Mineral Resource and Reserve estimates at the Mount Holland Project, dated April 17, 2025, with an effective date of December 31, 2024, is filed as Exhibit 96.5 to this Form 20-F.
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
In Australia, spodumene concentrate production from the Mount Holland mine began in 2023. Until the full ramp-up of the lithium hydroxide refinery in Kwinana, the excess concentrate will be trucked to a storage facility in Bunbury, approximately 500 kilometers west of the Mount Holland mine, for its commercialization, and to a temporary storage facility in Rockingham, approximately 10 kilometers south of the Kwinana refinery for internal consumption purposes. At Bunbury, the product is distributed to both JV partners SQM and Wesfarmers, for them to follow their individual shipment and commercialization plans. For the ground logistics from Mount Holland mine to Bunbury Port, bulk haulage operators are responsible to haul the spodumene concentrate via haul trucks on public road. The haulage operator has a certification awarded by Bureau Veritas for the provision of bulk haulage and warehouse services, transport of controlled waste dangerous goods, operation and maintenance of heavy vehicles in accordance with the requirements of the management system standards, ISO 9001:2015 and ISO 45001:2018.
In Chile, operations are carried out through Port of Tocopilla terminal. Our subsidiary, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for product shipments and the receipt of certain raw materials under renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and an annual concession fee is paid. The facilities include a truck weighbridge that confirms the entry of product into the port and transfers it to the various storage areas, a weigh scale within the transfer system for loading bulk products onto vessels, a crane with a 40-ton capacity for loading bagged products onto ships, and a nitrate blending plant.
The storage facilities consist of a system of six silos with a total storage capacity of 55,000 metric tons, and a mixed storage area comprising open and covered warehouses with a total storage capacity of approximately 250,000 metric tons. Products are also bagged at Port of Tocopilla terminal facilities, where bagging capacity is provided by two bagging machines—one for sacks and large polypropylene FIBC bags and another for polyethylene FFS packaging. Products packaged in Tocopilla may subsequently be shipped from the same port and are also consolidated onto trucks or into containers for onward delivery to customers by land or by sea via containers from other ports, primarily located in Antofagasta, Mejillones, and Iquique.

For bulk product transportation, the conveyor belt system extends along the coastline to deliver products directly into the holds of bulk carrier vessels. The nominal loading capacity of this shipping system is 1,200 tons per hour. Packaged product transportation is carried out using the same bulk carrier vessels, employing non-motorized barges positioned at the pier and loaded by a 40-ton capacity crane from the Puerto de Tocopilla terminal. These barges are subsequently towed and unloaded using the vessels’ cranes into the respective warehouses.

The Company generally charters bulk carrier vessels to transport product from the Puerto de Tocopilla terminal to the Company’s sites worldwide or directly to customers, who in certain cases use their own chartered vessels for delivery.
Tocopilla’s processes related to the receipt, handling, storage, and shipment of bulk and packaged nitrates produced at Coya Sur are certified by the external organization TÜV Rheinland under ISO 9001:2015, ISO 45001:2018, and ISO 14001:2015 quality standards. The Port of Tocopilla also holds Responsible Care Level 1, Clean Production Agreement (APL) Seal, and EcoPort certifications.
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
The reserve and resource estimates have inherent risks due to data accuracy, uncertainty from geological interpretation, mine plan assumptions, uncontrolled rights for mineral and surface properties, environmental challenges, uncertainty for future market supply and demand, and changes in laws and regulations. Management and QPs are aware of those risks that might directly impact the assessment of Mineral Reserves and Mineral Resources. The current Mineral Reserves and Mineral Resources are estimated based on the best information available and are subject to re-assessment when conditions change. Refer to Item 4A. “Risk Factors” for discussion of risks associated with the estimates of our Mineral Reserves and Mineral Resources.
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
The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IFRS as issued by the IASB.
These consolidated financial statements fairly present the Company’s financial position as of December 31, 2025 and 2024 and the results of its operations, changes in equity and cash flows for the three years in the period ended December 31, 2025, 2024 and 2023.
IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note 2 and Note 3.
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

We monitor and attempt to balance our non-U.S. dollar assets and liabilities position, including through foreign exchange contracts and other hedging instruments, to minimize our exposure to foreign exchange rate risk. As of December 31, 2025, for hedging purposes we had open contracts to buy U.S. dollars and sell Chinese yuan for approximately US$432.73 million (CNY 3,039.7 million), to sell Australian Dollars for approximately US$ 39.73 million (AUD 60.1 million), to sell euros for approximately US$36.21 million (EUR 30.4 million), and to sell South African rand for approximately US$27.77 million (ZAR 470.2 million), as well as forward exchange contracts to sell U.S. dollars and buy Chilean pesos for US$601.42 million (Ch$548,925.068 million). All the UF 18.95 million outstanding principal amount of bonds issued in the Chilean market were hedged with cross-currency swaps to the U.S. dollar for approximately US$752.16 million as of December 31, 2025.

In addition, we had open forward exchange contracts to buy U.S. dollars and sell Chilean pesos to hedge our time deposits in Chilean pesos for approximately US$516.78 million.

The following table shows our revenues (in millions of US$) and the percentage of revenues accounted for by each of our product lines for each of the periods indicated:

	2025		2024		2023
	%	US$	%	US$	%	US$
Specialty plant nutrition	21%	982.4	21%	941.9	12%	913.9
Iodine and derivatives	23%	1,042.8	21%	968.3	12%	892.2
Lithium and derivatives	50%	2,288.2	49%	2,241.3	69%	5,180.1
Potassium	3%	155.5	6%	270.8	4%	279.1
Industrial chemicals	2%	75.4	2%	78.2	2%	175.2
Other products and services	1%	31.9	1%	28.3	0%	27.0

Total	100%	4,576.2	100%	4,528.8	100%	7,467.5
The following table shows certain financial information of the Company (in millions of US$) for each of the periods indicated, as a percentage of revenues:

	Year Ended December 31,
	2025		2024		2023
(in millions of US$)	US$	%	US$	%	US$	%
Revenues	4,576.2	100.0	4,528.8	100.0	7,467.5	100.0
Cost of sales (1)	(3,223.6)	70.4	(3,201.7)	70.7	(4,392.4)	58.8
Gross profit	1,352.6	29.6	1,327.1	29.3	3,075.1	41.2
Other income	12.5	0.3	32.2	0.7	40.6	0.5
Administrative expenses	(195.6)	4.3	(186.0)	4.1	(175.8)	2.4
Other expenses	(96.3)	2.1	(104.7)	2.3	(93.4)	1.3
Impairment gains or reversal (losses) of financial assets	0.97	0.0	(0.6)	0.0	0.2	0.0
Other gains (losses)	(11.1)	0.2	(2.1)	0.0	(2.3)	0.0
Finance income	85.7	1.9	103.6	2.3	122.7	1.6
Finance costs	(192.7)	4.2	(197.5)	4.3	(138.4)	1.9
Share of profit of associates and joint ventures accounted for using the equity method	6.7	0.1	11.0	0.2	0.6	0.0
Foreign currency exchange differences	(2.1)	0.0	(8.6)	0.2	(22.3)	(0.3)
Income before taxes	960.7	21.0	974.4	21.5	2,807.0	37.6
Income tax expense (2)	(320.1)	7.0	(282.6)	6.2	(1,876.8)	25.1

Net income attributable to:
Controlling interests	588.1	12.9	685.1	15.1	923.2	12.4
Non-controlling interests	52.5	1.1	6.7	0.0	7.1	0.1
Net income	640.6	14.0	691.8	15.3	930.3	12.5
________________________________________________
(1)Cost of sales includes the payment obligations under lease contract with Corfo, which includes quarterly lease payments based on product sales from leased mining properties and since 2018, annual contributions to research and development, to local communities, to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta. The expenses related to Corfo were US$302.9 million in 2025, US$397 million in 2024, and US$1,868.9 million in 2023.
(2)Income tax expenses for the year 2023 includes the net effect of the payment of the specific tax on mining activities in Chile applied to the extraction of lithium in the total amount of US$1,089.5 million. See Notes 20.3 to the consolidated financial statements, “Item 3.D. Risk Factors— Risks Relating to Chile—The Chilean government could levy additional taxes on mining companies, which may include lithium exploitation companies, operating in Chile" and "Item 8.A.7 Legal Proceedings—Chilean Tax Litigation".
Results of Operations – 2025 compared to 2024
Revenues
Revenues increased by 1.0% to US$4,576.2 million in 2025 from US$4,528.8 million in 2024. The main factors that caused the increase in revenues and variations in different product lines are described below.
Lithium and Derivatives
Revenues from lithium and derivatives totaled US$2,288.2 million during the twelve months ended December 31, 2025, an increase of 2.1% compared to US$2,241.3 million recorded for the twelve months ended December 31, 2024. Set forth below are lithium and derivatives sales volume data for the specified years:

	2025	2024	% Change
Sales Volumes (Th. MT)	257.9	208.8	24%
Novandino Litio (LCE)	233.1	204.9	14%
International Lithium Division (LCE)	24.8	3.9	536%
Lithium sales volumes in 2025 reached nearly 258 thousand metric tons of Lithium Carbonate Equivalent ("LCE"), representing a 24% increase compared to 2024. As a result of market oversupply, our average realized price declined by a total of 70% over the past three years, from US$30,467 per metric ton in 2023 to US$10,936 per metric ton in 2024, and further to US$9,174 per metric ton in 2025.

By the end of 2025, we began to observe a shift in lithium market prices, with a reversal of the trend driven by stronger-than-expected demand growth, coupled with some supply disruptions. This leads us to expect higher prices in 2026 compared to 2025.

The average price figures refer only to the Novandino Litio business, as our International Lithium division primarily sells spodumene concentrate.
Specialty Plant Nutrition
Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2025 totaled US$982.4 million, an increase of 4.3% when compared to US$941.9 million reported for the twelve months ended December 31, 2024. Set forth below are Specialty Plant Nutrition sales volume data for the specified years by product category in this product line:

(in Th. MT)	2025	2024	% Change
Specialty Plant Nutrition Sales Volumes	1,012.9	982.9	3%
Sodium nitrate	8.6	12.5	(31)%
Potassium Nitrate and Sodium Potassium Nitrate	517.5	534.0	(3)%
Specialty Blends	301.6	276.7	9%
Other specialty plant nutrients (*)	185.3	159.7	16%
________________________________________________
*Includes trading of other specialty fertilizers.

In 2025, Specialty Plant Nutrition sales volumes grew by approximately 3% compared to the previous year, reaching nearly 1,012.9 thousand tons. However, our average realized price for the year increased by around 1.2% compared to 2024, from US$958 per metric ton to US$970 per metric ton, resulting in moderate revenue growth for this business line, at approximately 7% year-over-year.

We estimate that the Specialty Plant Nutrition market experienced continued recovery in 2025. We estimate that the market grew by approximately 3% compared to the previous year and has now reached and slightly exceeded 2020 levels by around 5%, reflecting a sustained recovery in market conditions.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2025, totaled US$1,042.8 million, an increase of 7.7% compared to US$968.3 million reported for the twelve months ended December 31, 2024. Set forth below are iodine and derivatives sales volume data for the specified years:

(in Th. MT)	2025	2024	% Change
Iodine and derivatives	14.5	14.5	—%

In 2025, our sales volumes grew by 0.2%, achieving sales volumes of more than 14.5 thousand metric tons of iodine, including its derivatives. We estimate that the market grew by 0.6% in 2025 compared to 2024. This growth was driven by increased demand across nearly all iodine applications, particularly in X-ray contrast media.

Potassium
Potassium revenues for the twelve months ended December 31, 2025, totaled US$155.5 million, lower than revenues reported during the twelve months ended December 31, 2024, which totaled US$270.8 million, representing a 42.6% decrease. Set forth below are potassium sales volume data for the specified years:

(in Th. MT)	2025	2024	% Change
Potassium chloride	327.6	695.0	(53)%
As anticipated, potassium sales volumes declined by 53% in 2025 compared to 2024, in line with our guidance of an approximately 50% planned reduction in potash sales and production as we continue to focus on lithium production over potassium production from the Salar de Atacama. This decrease was partially offset by higher sales prices, which increased by more than 30% year-on-year.

For 2026, we expect potash sales volumes to continue declining, while maintaining potassium sulfate trading activities within this business line. Overall, we expect total sales volumes to decrease approximately by 20% in 2026, with prices expected to follow prevailing market trends.
Industrial Chemicals
Industrial chemicals revenues for the twelve months ended December 31, 2025 reached US$75.4 million, 3.5% lower than US$78.2 million recorded for the twelve months ended December 31, 2024. Set forth below are industrial chemicals sales volume data for the specified years by product category:

(in Th. MT)	2025	2024	% Change
Industrial chemicals	51.0	52.6	(3)%
Industrial chemicals sales volumes declined by 3% in 2025 compared to 2024. For the year 2026, we expect similar sales volumes as 2025 with stable prices.
Other Products and Services
Revenues from sales of other commodity fertilizers and other income reached US$31.9 million for the twelve months ended December 31, 2025, an increase compared to US$28.3 million for the twelve months ended December 31, 2024, due to positive market demand of the fertilizer industry.

Cost of Sales
Cost of sales amounted to US$3,223.6 million for the twelve months ended December 31, 2025, an increase of 0.7% compared to US$3,201.7 million for the same period in 2024, mainly due to lower payments to Corfo related to lower lithium prices under the formula for lease payment rate tight to lithium sales prices.
Lithium and Derivatives

Lithium and derivatives cost of sales increased 1.1% to US$1,684.8 million in 2025 from US$1,666.3 million in 2024, primarily as a result of decreased average prices which impact cost of sales as described below.
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
Specialty Plant Nutrition

Specialty plant nutrition cost of sales increased 8.0% to US$837.3 million in 2025 from US$775.2 million in 2024, as a result of higher sales volumes in 2025 when compared to 2024. The average cost of sales in the specialty plant nutrition business line was US$827/MT in 2025, higher than US$789/MT in 2024.

Iodine and Derivatives

Iodine and derivatives cost of sales increased 8.2% to US$481.2 million in 2025 from US$444.9 million in 2024. The average cost of sales in the iodine and derivatives business line was US$33.1/kilogram in 2025, an increase of 7.9% from US$30.7/kilogram in 2024. The increase in average cost of sales in the iodine and derivative business line is mainly a result of increased production costs associated with the Pampa Blanca operation which has a higher operating cost than the Nueva Victoria operation.

Potassium

Potassium cost of sales decreased 39.4% to US$143.3 million in 2025 from US$236.4 million in 2024, as a result of planned decreased production and sales volumes. The average cost of sales in the potassium business line of US$438/MT in 2025 approximately a 28.6% increase when compared to US$340/MT in 2024.
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
Industrial Chemicals

Industrial chemicals cost of sales decreased 5.6% to US$44.8 million in 2025 from US$47.5 million in 2024, as a result of lower sales volumes in the business line. The average cost of sales in the industrial chemicals business line was US$879/MT in 2025, a decrease of 2.7% from US$903/MT in 2024.
Gross Profit

Gross profit increased 2% to US$1,352.6 million in 2025, which represented 29.6% of revenues, from US$1,327.1 million in 2024, which represented 29.3% of revenues. This increase is attributable to the increase in revenues as a result of the higher sales volumes of lithium and iodine and derivatives.
Other Income

Other income decreased 61.2%% to US$12.5 million in 2025, which represented 0.3%% of revenues, from US$32.2 million in 2024, which represented 0.7% of revenues.
Administrative Expenses
Administrative expenses totaled US$195.6 million (4.3% of revenues) for the twelve months ended December 31, 2025, compared to US$186 million (4.1% of revenues) for the twelve months ended December 31, 2024.
Other Expenses

Other expenses increased 12.1% to US$96.3 million in 2025, which represented 2.1% of revenues, from US$104.7 million in 2024, which represented 2.3% of revenues.
Other Gains (Losses)

Other losses were US$11.1 million in 2025, compared to losses of US$2.1 million in 2024.
Finance Income

Finance income decreased 17.3% to US$85.7 million in 2025, which represented 1.9% of revenues, from US$103.6 million in 2024, which represented 15.6% of revenues, due to lower interest rates earned on our investments in US dollars and Chilean pesos.

Finance Costs
Financial costs for the twelve months ended December 31, 2025 totaled US$192.7 million, compared to financial costs of US$197.5 million for the twelve months ended December 31, 2024.
Share of Profit of Associates and Joint Ventures accounted for using the Equity Method

Share of profit of associates and joint ventures accounted for using the equity method decreased 39.1% to US$6.7 million in 2025, which represented 0.15% of revenues, from US$11 million in 2024, which represented 0.24% of revenues.
Foreign Currency Exchange Differences

Losses from foreign currency exchange differences amounted to US$2.1 million in 2025, which represented 0.04% of revenues, compared with a loss of US$8.6 million in 2024, which represented 0.2% of revenues. A significant portion of our costs is related to the Chilean peso as most of our operations occur in Chile. Because the U.S. dollar is our functional currency, we are subject to currency fluctuations. We seek to mitigate this impact through an active hedging program.
Profit Before Taxes

Profit before taxes decreased by US$13.7 million or 1.4%, to US$960.7 million in 2025 from US$974.4 million in 2024. This decrease was primarily attributable to lower income from "other income" and higher losses on "other gain (losses)" on the non-operational segment.
Income Tax Expense

The Company reported an income tax expense of US$320.1 million for the year ended December 31, 2025, higher than the income tax expense of US$282.6 million reported in for the year ended December 31, 2024. The income tax expense reported for the year 2025 contains the accounting of the payment of the specific tax on mining applied to lithium exploitation that the Board started to account as expense as of April, 2024. See "Item 8.A.7 Legal Proceedings— Chilean Tax Litigation"

Net income

The net income for the year decreased US$51.2 million or 7.4% to a profit of US$640.6 million in 2025 from US$691.8 million in 2024. The decrease in net income was primarily driven by a higher income tax expense, which increased by US$37.5 million year-over-year, mainly due to the application of the specific mining tax (EIAM). Additionally, the Company recorded lower finance income and higher administrative expenses, which further impacted overall profitability. Additionally, the Company recorded lower finance income and higher administrative expenses, which further impacted overall profitability.
Results of Operations – 2024 compared to 2023
For a discussion of the comparison of our results of operations for the fiscal years 2024 and 2023, see “Part I, Item 5.A. Operating Results—Results of Operations – 2024 compared to 2023” of our Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC in April, 2025.
5.B.Liquidity and Capital Resources
As of December 31, 2025, we had US$2.5 billion of cash and cash equivalents and time deposits. In addition, as of December 31, 2025, we had US$1,740 million of unused uncommitted working capital credit lines. Our Net Financial Debt to Adjusted EBITDA ratio was 1.3x as of December 31, 2025. In January 2025 we repaid US$250 million of debt which reached maturity.
Shareholders’ equity increased to US$8,053.9 million as of December 31, 2025 from US$5,198.1 million as of December 31, 2024. Our ratio of total liabilities to total equity (including non-controlling interest) on a consolidated basis decreased to 0.80 as of December 31, 2025 from 1.21 as of December 31, 2024.

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
The table below shows our cash flows for 2025, 2024 and 2023:

(in millions of US$)	2025	2024	2023
Net cash flow from operating activities	1,314.4	1,274.7	(196.6)
Net cash flow from (used in) financing activities	(147.0)	282.4	66.3
Net cash flow from (used in) investing activities	(771.8)	(1,214.0)	(1,481.5)
Effects of exchange rate fluctuations on cash and cash equivalents	(23.2)	(6.6)	(2.0)
Net increase (decrease) in cash and cash equivalents	372.5	336.5	(1,613.9)

The Company was able to generate $372.5 million USD during the year 2025, approximately 10% more than 2024. The cash generated from operating activities in 2025 was $1,314.4 million USD, 3% higher than the cash generated from operating activities in 2024. At the same time, the cash used in financing activities in 2025 was $147 million USD, lower than the $282.4 million USD generated in 2024. Similarly, the net cash used in investing activities in 2025 was $771.8 million USD, 36% lower than the cash used in investing activities in 2024.
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
We announced a three-year capital expenditures program for 2025-2027 of approximately US$2.7 billion focused mainly in expand our production capacity, primarily related to lithium carbonate and lithium hydroxide capacity expansions in Chile, building a seawater pipeline and expansion of iodine capacity in Chile, and development of lithium projects in Australia, including the Kwinana refinery and other exploration projects. The capex plan also includes the maintenance of our production facilities in order to strengthen our ability to meet our production goals. See “Item 4.A. History and Development of the Company—Capital Expenditure Program.”
Our other major use of funds is for dividend distributions. During the last several years dividends have been reduced dramatically due to lower net income related to the strong decrease in lithium prices. In the consolidated statement of cash flows, we reported dividends paid of US$4.3 million and US$67.2 million during 2025 and 2024, respectively, compared to US$1.5 billion distributed in 2023. For a disclosure of our 2025 dividend policy and payments, see “Item 8.A.8. Dividend Policy.”
The proposed dividend policy for 2025 was announced at the Annual General Shareholders’ Meeting held on April 24, 2025.
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
Our current ratio, defined as current assets divided by current liabilities, increased to 3.27 as of December 31, 2025 from 2.5 as of December 31, 2024. The following table shows key information about our outstanding long- and short-term debt as of December 31, 2025.

Debt Instrument(1)	Current Amount (MillionUS$)	Non-Current Amount (MillionUS$)	Interest Rate	Issue Date	Maturity Date	Amortization
4.25% Notes due 2029—US$450 million	2.2	448.4	4.25%	May 7, 2019	May 7, 2029	Bullet
6.50% Notes due 2033—US$750 million (Green Bond)	5.7	739.0	6.50%	Nov 7, 2023	Nov 7, 2033	Bullet
5.50% Notes due 2034 - US$850 million	12.5	835.2	5.50%	Sep 10, 2024	Sep 10, 2034	Bullet
4.25% Notes due 2050 - US$400 million	7.3	394.6	4.25%	Jan 22, 2020	Jan 22, 2050	Bullet
3.50% Notes due 2051—US$700 million (Green Bond)	7.0	686.3	3.50%	Sep. 10, 2021	Sep. 10, 2051	Bullet
Series H Bond — UF 4 million.	17.4	552.0	4.90%	Jan. 13, 2009	Jan. 05, 2030	Semiannual, beginning in 2019
Series O Bond — UF 1.5 million	0.9	65.2	3.80%	Apr. 04, 2012	Feb. 01, 2033	Bullet
Series P Bond — UF 3 million	1.9	131.4	3.25%	Mar. 31, 2018	Jan. 15, 2028	Bullet
Series Q Bond — UF 3 million	0.4	131.1	3.45%	Nov. 8, 2018	Jun. 1, 2038	Bullet
Series S Bond - UF 10 million	1.5	439.1	4.00%	Dec. 9, 2025	Feb. 2, 2058	Bullet
________________________________________________
(1)UF denominated bonds are fully hedged to U.S. dollars with cross-currency swaps. Note 12.4 b and d

As of December 31, 2025, we had total long-term financial debt of US$4,220.6 million compared to US$3,600.6 million as of December 31, 2024. The total short-term debt as of December 31, 2025, was US$470.8 million, and as of December 31, 2024, was US$1,163.5 million.

As of December 31, 2025, all of our long-term debt, including the current portion, was denominated in U.S. dollars, and all our UF-denominated bonds were hedged with cross-currency swaps to the U.S. dollar. The financial covenants related to our debt instruments include: (i) limitations on the ratio of NFD to equity (including non-controlling interest) on a consolidated basis, and (ii) minimum production assets. We believe that the terms and conditions of our debt agreements are standard and customary.
The following table shows the maturities of our nominal long-term debt by year as of December 31, 2025 (in millions of US dollars):

Maturity(1)	Amount
2026	58.4
2027	58.4
2028	186.5
2029	508.4
2030 and thereafter	3,455.7
Total	4,267.4

________________________________________________
(1)Only the principal amount has been included. For the UF-denominated local bonds, the amounts presented reflect the real U.S. dollar obligation as of December 31, 2025 not including the effects of the cross-currency swaps that hedge these bonds to the U.S. dollar and which had, as of December 31, 2025, a market value of US$19.75 million in favor of SQM.
Environmental and Occupational Safety and Health Projects
We spent approximately US$150.4 million on environmental, safety and health projects in 2025. This amount forms part of the capital expenditure program discussed above.
Non-IFRS Financial Measures
This Form 20-F makes reference to certain non-IFRS financial measures, namely Net Financial Debt, EBITDA and adjusted EBITDA, as well as the ratio of Net Financial Debt to Adjusted EBITDA. These non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.
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

	For the year ended December 31,
	2025	2024	2023
(+) Other Current Financial Liabilities	470.8	1,163.5	1,256.5
(+) Other non-current Financial Liabilities	4,220.6	3,600.6	3,213.4
(-) Cash and Cash Equivalent	1,750.3	1,377.9	1,041.4
(-) Other Current Financial Assets	976.6	1,079.6	1,325.8
(-) Other Non-current Hedging Assets	19.7	3.0	16.0
Net Financial Debt	1,944.8	2,303.7	2,086.7
EBITDA represents Net Income + Depreciation and Amortization Expenses + Finance Costs + Income Tax and Adjusted EBITDA is defined as EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Foreign currency translation differences. We have included EBITDA and adjusted EBITDA to provide investors with a supplemental measure of our operating performance.
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

	For the years ended December 31,
	2025	2024	2023
	(ThUS$)	(ThUS$)	(ThUS$)
Net income	640.6	691.8	930.3
(+) Depreciation and amortization expenses	422.6	342.4	280.8
(+) Finance costs	192.7	197.5	138.4
(+) Income tax expense	320.1	282.6	1,876.8
EBITDA	1,576.0	1,514.3	3,226.3
(-) Other income	12.5	32.2	40.6
(-) Other gains (losses)	(11.1)	(2.1)	(2.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	6.7	11.0	0.6
(+) Other Expenses*	(96.3)	(104.7)	(93.4)
(+) impairment gains on reversal (losses) of financial assets	1.0	(0.6)	0.2
(-) Finance income	85.7	103.6	122.7
(-) Foreign currency translation differences	2.1	(8.6)	(22.3)
Adjusted EBITDA	1,579.6	1,483.6	3,180.1
*Other expenses are disclosed in Note 21.5 of the Audited Consolidated Financial Statements found on this Form 20-F.
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
Among the main projects worked on during 2025 in the Iodine-Plant Nutrition Division were:
•Validation of real‑time plant‑condition monitoring techniques using biosignal sensors.

•Development continued on molecules that improve water‑use efficiency, applied either directly or as an additive to SQM’s specialty soluble nutrient line.
•Validation of nanobubble technology as part of plant nutrition.
•Use of iodine as a beneficial element in agriculture, given that iodine is part of various plant proteins and activates multiple genes that generate beneficial effects in plants, such as higher yields, better stress tolerance, earlier maturity, and improved root development, among others.
•Nutrient‑use efficiency through molecules that enhance the availability of phosphorus and certain cations.
Among the main projects worked on during 2025 in Novadino Litio were:
•An innovation strategy which focused efforts on strengthening the value‑generation chain across the different products and by‑products generated from operations in the Salar de Atacama. For example, lithium sulfate production was increased with higher yields and lower average costs to a production equivalent to more than 50 kton LCE, making it the Company’s second‑largest product by volume.
•The Lithium Chemical Plant in Antofagasta achieved new production and recovery milestones by leveraging advanced evaporation systems and the use of specific membranes, which translates into direct value for the Company’s sustainability and cost‑leadership position. The recovery of residual brines from the process has enabled yields above 90%, making the Lithium Chemical Plant not only the world’s largest lithium complex, with high recovery rates, high‑quality products, and the lowest costs in the industry.
•At the Sichuan lithium processing plant, the process has been converted to continuous lithium carbonate production, allowing for improvements in yield, productivity, and costs through collaborative work.
•To advance the innovation roadmap, the conceptual engineering design for “Salar Futuro” has been completed, enabling progress on the strategy for new technologies and greater water‑use efficiency to meet our commitment by 2030.
During 2025, more than US$55 million was allocated to research and development (R&D) projects, as well as to initiatives for process and product improvement and optimization.
•Novandino Litio: New products, R&D, as well as process improvement and optimization. In addition, initiatives related to support and sustainability in the Salar de Atacama and throughout the rest of the division, including investments associated with environmental matters and regulatory compliance.

•International Lithium Division: Development of R&D projects associated with a pilot plant and other technological initiatives.

•Iodine–Plant Nutrition Division: Process improvement and optimization, along with applied research in the iodine and nitrates businesses.
5.D.Trend Information

Our revenues increased 1.0% to US$4,576.2 million in 2025 from US$4,528.8 in 2024. Gross profit reached US$1,352.6 million (29.6% of revenues) in 2025, higher than US$1,327.1 million (29.3% of revenues) recorded in 2024. Profit attributable to controlling interests decreased to US$588.1 million in 2025 from US$685.1 million in 2024.

Revenues for lithium and derivatives totaled US$2,288.2 million during the twelve months ended December 31, 2025, an increase of 2.1% compared to US$2,241.3 million recorded for the twelve months ended December 31, 2024. Lithium sales volumes in 2025 reached nearly 258 thousand metric tons of LCE, an increase of 24% compared to 2024. This volume includes our 50% share of the Mount Holland operation, primarily consisting of spodumene concentrate volumes converted to LCE. In June 2025, we observed the lowest lithium market price during the year, reaching approximately US$7.5 per kilogram. By November 2025, we began to see a an upward shift in the price trend. We anticipate that the average realized price in 2026 will be higher than in 2025, with first-quarter 2026 prices exceeding those recorded in the fourth quarter of 2025.

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2025, totaled US$1,042.8 million, an increase of 7.7% compared to US$968.3 million reported for the twelve months ended December 31, 2024. In 2025, our sales volumes grew by 0.2%, achieving sales volumes of more than 14.5 thousand metric tons of iodine, including its derivatives. We estimate that the market grew by 0.6% in 2025 compared to 2024. This growth was driven by increased demand across nearly all iodine applications, particularly in X-ray contrast media. We anticipate these market conditions to persist throughout 2026, with prices remaining relatively stable, due to limited market supply. Overall, we expect market demand to stabilize, with market growth of approximately 3% in 2026 compared to 2025. Sales volumes are projected to increase slightly due to the additional production capacity we will obtain from the completion of our seawater pipeline.

Revenues from our Specialty Plant Nutrition (SPN) business line for the twelve months ended December 31, 2025 totaled US$982.4 million, a slight increase when compared to US$941.9 million reported for the twelve months ended December 31, 2024. In 2025, Specialty Plant Nutrition sales volumes grew by approximately 3.1% compared to the previous year, reaching 1,012.9 thousand tons. Our average realized price for the year increased by around 1.2% compared to 2024, from US$958 per metric ton to US$970 per metric ton, resulting in moderate revenue growth for this business line, at approximately 7% year-over-year. The SPN market experienced continued recovery in 2025. We estimate that the market grew by approximately 3% compared to the previous year and has now reached and slightly exceeded 2020 levels by around 5%, clearly reflecting a sustained recovery in market conditions. Additionally, we expect a 2-4% increase in our sales volumes, within a stable pricing environment.

Potassium revenues for the twelve months ended December 31, 2025, totaled US$155.5 million, lower than revenues reported during the twelve months ended December 31, 2024, which totaled US$270.8 million, representing a 42.6% decrease. As anticipated, potassium sales volumes declined by more than 52.9% in 2025 compared to 2024. We estimate that global demand in 2025 reached approximately 73.6 million metric tons, an increase from approximately 72.8 million tons during 2024, reflecting sustained structural fundamentals in the global fertilizer market. For 2026, we anticipate a continued reduction in our potassium sales volumes due to lower production in the Salar de Atacama. This aligns with our plan to reduce brine extraction, prioritizing high-lithium-content brines. Additionally, by prioritizing potassium chloride production as a feedstock to increase potassium nitrate production in our Specialty Plant Nutrition business line, there will be less potassium available for third-party sales, which will become a lower priority.
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
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.Directors and Senior Management
We are managed by our executive officers under the direction of our Board of Directors, which, in accordance with our By-laws, consists of eight directors, seven of whom are elected by holders of Series A common shares and one of whom is elected by holders of Series B common shares. The entire Board of Directors is regularly elected every three years at our Annual General Shareholders’ Meeting. Cumulative voting is allowed for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled Annual General Shareholders’ Meeting. Our Chief Executive Officer is appointed by the Board of Directors and holds office at the discretion of the Board. The Chief Executive Officer appoints our executive officers. There are regularly scheduled meetings of the Board of Directors once a month. Extraordinary meetings may be called by the Chair when requested by (i) the director elected by holders of the Series B common shares, (ii) any other director with the assent of the Chair or (iii) an absolute majority of all directors. The Board of Directors has a Directors’ Committee and its regulations are discussed below.
In May 2025, Mr. Gonzalo Guerrero resigned as Chair of the Board, and Mr. Patricio Contesse resigned as Vice Chair of the Board. The Board elected Ms. Gina Ocqueteau as the new Chair of the Board and appointed Mr. Gonzalo Guerrero as Vice Chair.

Our current directors are as follows:

Name	Position and relevant experience	Current position held since
Gina Ocqueteau T.
Chair of the Board and member of the Directors Committee. Ms. Ocqueteau has a nursing degree from the Universidad de Chile and holds an MBA in Commercial Management and Marketing from ESEM, Business School, Madrid Campus. She is currently CEO of Waygroup Chile, founding partner of Crosscheck, director of the Asia Pacific Chamber of Commerce and Imagen Chile Foundation, director of UDD Ventures, director of Enel Chile S.A. and Vice Chair of Unión Emprededora. She has been a director of Chile Mujeres since 2019 and was a member of the Advisory Council of the Ministry of Women and Gender Equity in 2021. Previously, she was also director of the Association of Entrepreneurs, ASECH, and held senior positions within ACHS. Ms. Ocqueteau is an independent director under NYSE standards.
April 2022 (Chair since May 2025)

Gonzalo Guerrero Y.
Vice Chair and member of the Safety, Health and Environment Committee. Mr. Guerrero earned a law degree from the Universidad de Chile and a Masters of Business Law from the Universidad Adolfo Ibáñez. Mr. Guerrero served as Chair of the Board from April 2022 to May 2025. In addition to his position at SQM, he currently serves as a delegate councilor of SONAMI, a board member of ICARE, an elected councilor and member of the executive committee of SOFOFA, a Chair of SOFOFA’s Chile–Australia Business Council, and a director of the Chilean Mining Council. He has experience in engagement with communities and industry associations.
April 2017 (Vice Chair since May 2025)

Patricio Contesse F.
Director and member of the Corporate Governance Committee and the Safety, Health and Environment Committee. Mr. Contesse is an attorney licensed by the Pontifical Catholic University of Chile and holds an MBA from IMD in Switzerland. From 2013 to 2015, he also served as a member of the board of SQM and served as Vice Chair of the Board from April 2022 to May 2025. In addition, he is a director of Invercap S.A. and was a director and Vice‑Chair of Norte Grande S.A. and its subsidiaries from 2011 until April 2024. Mr. Contesse's areas of expertise include regulatory matters and corporate governance. Mr. Contesse is an independent director under NYSE standards.
April 2018

Hernán Büchi B.
Director and member of the Directors Committee and Corporate Governance Committee. Mr. Büchi earned a degree in Civil Engineering from the Universidad de Chile. He served on the SQM Board of Directors for several years until April 2016, before rejoining in 2017. Mr. Büchi is currently a Board member of Banco de Chile, among others. He is also Chair of the Board of Directors of the Universidad del Desarrollo. Mr. Büchi is an independent director under NYSE standards.
April 2017

Name	Position and relevant experience	Current position held since
Georges de Bourguignon A.
Director and member of the Safety, Health and Environment Committee. Mr. de Bourguignon is an economist from the Pontificia Universidad Católica de Chile with an MBA from Harvard University. In the academic field, he has been a professor of Economics at the Pontificia Universidad Católica de Chile, while, in the business world, he is co-founder and currently Chair of Asset Chile S.A., a corporate finance advisory firm, and of Asset AGF, an investment fund administration firm. He also serves as a director in various companies, including Vivo Spa, where he has been Chair since August 2022, in Tánica S.A., since May 2017 and Embotelladora Andina since 2016. He was a director of SQM (2019 - April 2022), Empresas La Polar S.A. (2011-2015), Sal Lobos S.A (2006-2018) and Chair of the Directors Committee of Latam Airlines Group (2012-2019).
April 2024
Antonio Gil N.(1)
Director and Chair of the Directors Committee. Mr. Gil holds a degree in Industrial Engineering from ICAI (Universidad Pontificia Comillas, Spain) and is a graduate of Harvard Business School (where he obtained his MBA). He also completed the Stanford Executive Program at Stanford University. He has more than 30 years of experience in strategic leadership, management, financial and investment roles at global, European and Latin American companies. He is currently a Board member at Latam Airlines Group. Previously, he was CEO of Moneda Asset Management, Vice President of ACAFI, Managing Director, worldwide CFO and member of the global executive committees of several large global businesses at JPMorgan. He started his career as strategic consultant at BCG in Spain. In addition, he has expertise in finance, regulatory matters, and corporate governance. Mr. Gil is an independent director under NYSE standards.
April 2022

Ashley Ozols
Director. Mr. Ozols earned a Bachelor of Commerce degree from the University of New South Wales, Sydney and is also a CFA charterholder. He has over 20 years of international business experience providing strategic, financial and advisory services to American, Australian and Asian based clients. Between 2003 and 2017, he worked at several investment banks, including Macquarie Group, Grant Samuel, and CLSA. Between 2017 and beginning his role as a board member at SQM in 2021, he worked at Tianqi Lithium as an executive focused on corporate development.

December 2021

Xu Tieying
Director and member of the Corporate Governance Committee. Mr. Xu earned a doctorate degree in law from the Università degli studi di Roma Tor Vergata, Italy. He studied at the Centro di Studi Giuridici Latinoamericani of the same university. He is also a P.R. China Legal Professional Qualifications Certificate holder. Currently, he is an Associate Professor at the Sichuan University, China, specializing in Civil and Commercial Law. He has also released several publications and books on Civil and Commercial Law.
April 2024

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

Pablo Altimiras C.
Chief Executive Officer of the Iodine-Plant Nutrition Division. Mr. Altimiras earned an engineering degree and a Master of Business Administration from the Universidad Católica de Chile. In 2007, he joined SQM as Chief of Logistics Projects. In 2009, he was promoted to Regulatory Affairs Director. He was Business Development Vice Manager from 2010 to 2011 and Development and Planning Manager in 2012. In 2016, he became Vice President of Business Development and Planning. In October 2018, he became Vice President of Lithium and Iodine Businesses and assumed his current role in the Company in June 2024.
June 2024

Name	Position and relevant experience	Current position held since
Carlos Díaz O.
Chief Executive Officer of Novandino Litio. Mr. Díaz earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. In 1996, he joined SQM and worked in the planning, finance and logistics areas of the Company until 2012. From 2012 through 2019, he was Vice President of Operations, Nitrates and Iodine. In 2019, he became Vice President of Operations, Potassium and Lithium and assumed his current role in June 2024.
June 2024
Mark Fones I.
Chief Executive Officer of the International Lithium Division. Mr. Fones earned an engineering degree and a Master of Business Administration from the Pontificia Universidad Católica de Chile. He joined SQM in 2003 as a supply engineer and worked in different areas of the Company such as M&A, development, and finance. He also served as CEO of SQM Australia and Covalent Lithium. He was appointed CEO of the International Lithium division in June 2025 to lead the Company's lithium growth outside Chile.
June 2025
________________________________________________
(1)As of December 31, 2025, Mr. Gil beneficially owned 1,730 SQM shares.
(2)As of December 31, 2025, Mr. Illanes beneficially owned 800 SQM shares.
6.B.Compensation
At the Annual General Shareholders’ Meeting held on April 24, 2025, shareholders approved the Board of Directors compensation for 2025, including the compensation for the Audit and Financial Risk Committee, Corporate Governance Committee and the Safety, Health and Environmental Committee.
During 2025, directors were paid a monthly retainer fee, which was independent of attendance and the number of Board sessions. For the Chair and the Vice Chair, the fee amounted to UF 800 and UF 700 per month respectively. For the remaining six directors, the fee amounted to UF 600 per month each. In addition, the directors received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Both the Chair and the Vice Chair received the equivalent of 0.12% of the total net profit that the Company obtained during the 2025 fiscal year and each of the remaining six directors received the equivalent of 0.06% of the 2025 total net profit of the Company.

In addition, during 2025, members of the Directors’ Committee were each paid UF 200 per month, regardless of the number of sessions held by the Directors’ Committee. The members of the Directors’ Committee also received variable compensation (in Chilean pesos) based on a profit-sharing program approved by the shareholders. Also, each member of the Directors’ Committee received an amount equal to 0.02% of the total net profit that the Company obtained during the 2025 fiscal year.
During 2025, the members of the Safety, Health and Environmental and the Corporate Governance Committees each received UF 100 per month, regardless of the number of sessions held.

During 2025, the compensation paid to each of our directors who served on the Board of Directors during the year was as follows (amounts in Chilean pesos):

	SQM Board Meeting (Ch$)	SQM Directors’ Committee (Ch$)	Corporate Governance Committee (Ch$)	SQM Health, Safety and Environment Committee (Ch$)	Total (Ch$)
Gina Ocqueteau Tacchini	776,107,631	240,283,609			1,016,391,240
Gonzalo Guerrero Yamamoto	1,225,883,116			47,047,534	1,272,930,650
Patricio Contesse Fica	1,178,835,582		47,047,533	47,047,534	1,272,930,649
Hernan Büchi Buc	720,850,827	240,283,609	47,047,533		1,008,181,969
Antonio Gil Nievas	720,850,827	240,283,609			961,134,436
Ashley Luke Ozols	720,064,065				720,064,065
Georges De Bourguignon	720,850,827			47,047,534	767,898,361
Xu Teiying	720,064,065		46,916,407		766,980,472
TOTAL	6,783,506,940	480,567,218	141,011,473	141,142,602	7,786,511,842
For the year ended December 31, 2025, the aggregate compensation paid to our 186 members of management based in Chile was approximately US$51.7 million. We do not disclose to our shareholders or otherwise make available to the public information as to the compensation of our individual executive officers.
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
As of December 31, 2025, we had a provision related to all the incentive programs in the aggregate of US$45 million.
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
Directors’ Committee – Audit Committee
As required by Chilean Law, during 2025, we had a Directors’ Committee (Comité de Directores) composed of three Directors, which performs the functions of an audit committee. Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Foreign private issuers like SQM are required to comply with Rule 303A.06 but are not required to comply with Rule 303A.07.
From April 25, 2024 up to the present, our Directors’ Committee was comprised of three Directors: Mr. Antonio Gil N., Mrs. Gina Ocqueteau T., and Mr. Hernán Buchi. Each of the three members met the NYSE independence and Chilean independence requirements for audit committee members. Mr. Gil holds the position of Chair of the Directors’ Committee.

During 2025, the Directors’ Committee (the “Committee”) analyzed or reviewed (i) the Company's Unaudited Interim Financial Statements and Reports; (ii) the Company's Audited Financial Statements and Reports; (iii) the Reports and proposals of the External Auditors, Account Inspectors and Independent Risk Rating Agencies of the Company; (iv) the proposal to the Board of Directors regarding the External Auditors and the Independent Risk Classifiers that the Board of Directors may recommend to the respective Shareholders' Meeting for their subsequent appointment; (v) tax and other services, other than auditing services, rendered by the Company's external auditors on behalf of the Company and its subsidiaries in Chile and abroad; (vi) the remuneration systems and compensation plans for the Company's employees, managers and senior executives; (vii) proposals to the Board of Directors on corporate policies that the Company must have, in accordance with the law; (viii) the Company's risk matrix; (ix) activities related to the Company's compliance program; (x) the Company's Internal Control Report provided by the External Auditors; (xi) the update and follow-up of the information requirement process reported in note 6 to the Company's financial statements. (xii) the review of the accounting, legal and tax treatment of the liquidations made by the Internal Revenue Service in relation to the specific tax on mining activities related to the exploitation of lithium; (xiii) the accounting, legal and tax treatment of value added tax on the Company's sales in China; (xiv) the accounting treatment of the association agreement with Codelco; and (xv) the different matters referred to in the chapter "Directors' Committee" included in the Company's Financial Statements as of December 31, 2025.
Regarding the above, the Committee:
(a)Examined the information regarding the financial statements of SQM for the 2025 fiscal year and the report issued thereon by the external auditors of SQM, Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2025 fiscal year.
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
The Committee also (i) authorized the hiring by the Company of various consulting services with our external auditor, PwC, in non-audit related matters, (ii) reviewed the expenses of the Company's CEO, (iii) reviewed the reports of the Company's internal audit and risk (including SOX audit) and compliance areas, and (iv) reviewed the information presented by the external auditors.
The Committee issued the Annual Management Report referred to in the Chilean Corporations Act.
The Company did not carry out any transactions with related parties other than those that must be executed in accordance with the requirements and procedures established in Title XVI of the Corporations Law.
The Committee did not make use of the operating expense budget for the Committee approved by the ordinary shareholders' meeting for the year 2025.
Compensation Recovery Policy
In October 2022, the SEC adopted Rule 10D-1 under the Exchange Act, requires national securities exchanges and national securities associations, such as NYSE, to require listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act.

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
This committee is not required as such in the Chilean regulations. However, pursuant to Chilean regulations SQM has a Directors’ Committee (see item 6.C Board Practices above).

Section	NYSE Standards	SQM practices pursuant to Chilean Stock Exchange regulations
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, and must have a written charter
This committee is not required as such in the Chilean regulations. Pursuant to Chilean regulations, SQM has a Directors’ Committee (see item 6.C Board Practices above) that is responsible for reviewing management’s compensation.

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
Pursuant to Section 303A.00, SQM is not required to comply with requirements in 303A.07. Pursuant to Chilean Regulations SQM has a Directors’ Committee (see item 6.C Board Practices above) that also performs the functions of an audit committee with certain requirements of independence.

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
6.D.Employees
As of December 31, 2025, we had 7,739 permanent employees, 899 of whom were employed outside of Chile. The average tenure of our permanent employees is approximately 6 years.

	As of December 31,
	2025	2024	2023
Employees in Chile	6,840	7,258	7,034
Employees outside of Chile	899	1,086	648
Total employees	7,739	8,344	7,682

Almost 87% of our employees are employed in Chile, of which approximately 82% were represented by 22 labor unions as of December 31, 2025. In 2025, collective agreements were renewed with 14 unions, 11 of which relate to the Iodine-Plant Nutrition Division and three of which relate to Novandino Litio. The terms of these agreements currently in effect are three years, with their expiration dates varying from one agreement to another. Under these agreements, employees receive a salary according to a scale that depends upon job function. Unionized employees also receive certain benefits provided by law and certain benefits provided under the applicable collective bargaining agreement, which vary depending upon the terms of the collective agreement, such as scholarships, holiday bonuses and additional health, death and disability benefits, among others.
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
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.Major Shareholders
The following table shows certain information concerning beneficial ownership of the Series A and Series B common shares of SQM as of March 31, 2026 with respect to each shareholder known by us to beneficially own more than 5% of the outstanding Series A or Series B common shares. The following information is derived from the shareholder registry of the Depósito Central de Valores S.A. (the “DCV”) and reports filed by certain of the persons named below with the CMF and the Santiago Stock Exchange.

Shareholder	Number of Series A shares beneficially owned	% Series A shares	Number of Series B shares beneficially owned	% Series B shares	% total shares
Tianqi Lithium Corporation(1)	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon ADRs	—	—	49,953,087	34.98%	17.49%
Sociedad De Inversiones Oro Blanco S.A. (2) (3)	41,775,389	29.25%	76,080	0.06%	14.65%
Potasios de Chile S.A.(4)	18,179,147	12.73%			6.36%
AFP Habitat S.A.	805,878	0.65%	9,149,341	6.41%	3.49%
Banco de Chile por Cuenta de Citi	67,463	0.05%	8,840,287	6.19%	3.12%
Global Mining SpA (3)	8,798,539	6.16%	—	—	3.08%
Banco Santander por Cuenta de Inv Extranj	—	—	8,277,620	5.80%	2.90%
Banco de Chile por Cuenta de State Street	—	—	7,793,534	5.46%	2.73%
________________________________________________
(1)SQM has been informed that Tianqi owns 100% of the shares of Inversiones TLC SpA, and, accordingly, is the beneficial owner of 62,556,568 Series A common shares held by Inversiones TLC SpA registered in the shareholder registry of the DCV as of March 31, 2026. Therefore, Tianqi beneficially owns 21.9%, of SQM’s total shares.
(2)Sociedad De Inversiones Oro Blanco S.A. (“Oro Blanco”) is a publicly held corporation whose shares are traded on the Santiago Stock Exchange.
(3)SQM has been informed that, as of March 31, 2026, the indirect controller of Norte Grande S.A. is Pacific Atlantic International Holding Corporation. 100% of the shares into which the capital of Pacific Atlantic International Holding Corporation is divided is part of a trust, called The Pacific Trust, constituted by Mr. Julio Ponce Lerou in favor of his children, in equal parts, the following: Julio Ponce Pinochet, Alejandro Ponce Pinochet, Francisca Ponce Pinochet and Daniela Ponce Pinochet. Pacific Atlantic International Holding Corporation owns 100% of the shares into which the capital of the company SQ Grand Corp. is divided, which in turn has 99.99% of the social rights of Inversiones SQ Limitada, who owns the 90.35% of the shares of Inversiones SQYA SpA. Inversiones SQ Limitada owns 0.03% of the shares of Norte Grande S.A., and Inversiones SQYA SpA owns 80.83% of the shares of Norte Grande S.A. and 3.89% of Sociedad de Inversiones Oro Blanco S.A. Norte Grande S.A. owns 81.23% of the shares of Sociedad de Inversiones Oro Blanco S.A.
(4)Potasios de Chile S.A. s a publicly held corporation whose shares are traded on the Santiago Stock Exchange.

As of March 31, 2026, SQM did not have a Controller Group as per Article 99, of Chilean Law 18,045.
Announcement on Disposal of Up to 1.25% Stake in SQM by Tianqi

Tianqi announced on February 4, 2026, that its Board of Directors approved the disposal of up to 3,565,970 Series A common shares in SQM, representing no more than 1.25% of SQM's total shares. Tianqi’s Board authorized management to execute the sale within one year from the date of Board approval, with the specific timing, price, quantity, and method to be determined based on prevailing market conditions. Commencing December 26, 2025, Tianqi disposed of 748,490 Series B common shares in SQM (0.29% of total shares) through its wholly owned subsidiary Tianqi Lithium HK, and as of the date of this Form 20-F, Tianqi no longer holds any Series B common shares in SQM. Following the full disposal of the Series A common shares, Tianqi would retain approximately 58,990,598 Series A common shares in SQM through subsidiary Inversiones TLC SpA, reducing its stake to approximately 20.65% of SQM's total shares.
Share Capital Structure and Voting Rights
Approximately 1,041 record holders were in Chile as of March 31, 2026.
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
Additionally, Series B common shares cannot exceed 50% of SQM’s issued, subscribed and paid shares; shareholders of at least 5% of this Series may call an Ordinary or Extraordinary Shareholders’ Meeting; and the director elected by this Series may request an extraordinary Board meeting without the authorization of the Chair of the Board. These conditions will remain in effect until 2043. Under our By-laws, the maximum individual voting power personally and/or in representation of other shareholders per Series is limited to 37.5% of the subscribed shares of each Series with voting rights and 32% of the total subscribed shares with voting rights, with any excess being deducted from the number of shares such shareholder may vote. To calculate these percentages, shares that belong to the voting shareholder’s related persons must be added. In addition, the director elected by the Series B shareholders cannot vote in the election of the Chair of the Board if a tie vote has occurred in the prior voting process.
As of April 21, 2026, there were 142,818,904 Series A common shares and 142,818,904 Series B common shares outstanding.
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
The following is the composition of the consolidated sales for the periods ending on December 31, 2025, 2024 and 2023:

Th. US$	2025	2024	2023
Foreign sales	4,414,714	4,357,210	7,306,869
Total sales	4,576,200	4,528,761	7,476,550
Foreign sales %	96.5%	96.2%	97.7%
8.A.7Legal Proceedings
Chilean Tax Litigation

The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, SQM had paid a total of US$986.3 for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (financial years 2011 to 2022). Novandino Litio has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld Novandino Litio’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by Novandino Litio against the SII and is still subject to appeal by Novandino Litio, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024) and US$34.4 million for the financial year 2025, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of December 31, 2025 and December 31, 2024, the Company recorded non-current tax receivables of US$59.5 million.

Association with Codelco

On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as a material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. In November 2025, the Santiago Court of Appeals issued its judgment, rejecting Inversiones TLC SpA’s appeal against the CMF ruling. In response, Inversiones TLC SpA appealed the decisions and also requested a stay of proceedings before the Chilean Supreme Court to suspend the Partnership Agreement. This request was denied on December 16, 2025. On January 26, 2026, the Supreme Court of Chile confirmed the judgment of the Court of Appeals if Santiago, thereby rejecting the appeal filed by Inversiones TLC SpA and confirming the validity of the Joint Venture for all legal purposes.

SEC Request for Information and Subpoena

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
The Series S hybrid bonds issued in December 2025 and subordinated capital notes issued by the Company in January
2026 include a dividend stopper provision under which, if interest on the notes is not paid when due or has been deferred and remains unpaid, the Company will, to the fullest extent permitted by applicable law, cause its board to recommend that shareholders not declare or pay any dividends or distributions, except for the minimum required dividend under the Chilean
Corporations Act, until all unpaid or deferred amounts have been paid in full. In addition, all deferred interest becomes mandatorily due and payable if the Company pays dividends exceeding the minimum required dividend under the Chilean
Corporations Act.

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
SQM’s dividend policy for 2025 reported at the Annual General Shareholders’ Meeting held on April 24, 2025, included the following:

(a)Distribute and pay, as a final dividend (dividendo definitivo) to the corresponding shareholders, a percentage of the net income equal to 30% of the 2025 net income1:

(b)Without prejudice to the foregoing, the percentage indicated in letter (a) above may be increased to the extent that the Company's board of directors deems that said increase does not materially and negatively affect the Company's ability to make its investments and to meet estimated future cash requirements.

(c)Distribute and pay, if possible and subject to previously mentioned considerations, during 2025 and the first quarter of 2026, interim dividends (dividendos provisorios) that will be charged against the aforementioned final dividend.

(d)At the annual general shareholders’ meeting that will be held in 2026, the Board of Directors will propose a final dividend discounting the amount of interim dividends previously distributed, considering that it does not materially and adversely affect the Company's ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the shareholders at the annual general shareholders' meeting.

1 Net income as reported in the financial statements approved by the Annual General Meeting of Shareholders, and filed with the CMF.

(e)If there is an excess of net income for in 2025, it may be retained and assigned or allocated for financing the Company's own operations or one or more investment projects, without prejudice to a possible distribution of special dividends (dividendos eventuales) charged to the retained earnings approved by at the shareholders' meeting, or the possible future capitalization of all or part of the latter.
(f)The payment of additional dividends (dividendos adicionales) is not considered.
It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy proposed by the Board of Directors suffers a substantial change, the Company must communicate it as a material fact (hecho esencial).
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

Dividends	Paid in	Per Share	Per ADR
Declared for the fiscal year	Year	Ch$	US$
2020	2021	173.82	0.23797
2021 (interim)	2021	243.70	0.31439
n/a (eventual)	2021	1,202.34	1.40037
2021	2022	82.46	0.09691
2022 (interim)	2022	2,267.02	2.78716
2022 (interim)	2022	1,776.62	1.84914
n/a (eventual)	2022	2,653.93	3.08057
2022	2023	2,537.08	3.22373
2023 (interim)	2023	640.64	0.78760
2023 (interim)	2023	537.06	0.60940
2023 (interim)	2023	437.02	0.50347
2023	2024	205.96	0.21339
2024	2025	—	—
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
8.B.Significant Changes

Other than as described in Note 26 of the Audited Consolidated Financial Statements, no significant change has occurred since the date of the financial statements set forth in Item 18.
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
Directors
As stated in article 9 of the Company’s By-laws, the Company has eight Directors. One of the directors must be “independent” as such term is defined in article 50 bis of the Chilean Corporations Act (an “Independent Director”). Moreover, the possession of shares is not a condition necessary to become a director of the Company.
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
The Directors’ Committee shall be comprised of three members, with at least one Independent Director. In the event that more than three Directors have the right to form part of the Committee, these same Directors shall unanimously determine who shall make up the Committee. In the event that an agreement cannot be reached, the Directors who were elected with a greater percentage of votes by shareholders controlling or possessing less than 10% of the Company’s shares shall be given priority. If there is only one Independent Director, this Director shall name the other members of the Committee among the other Directors who are not independent. Such other members of the Committee shall have all of the rights associated with such position. The members of the Committee shall be compensated for their role. The amount of their remuneration shall be set annually at the General Shareholders’ Meeting, and it may not be less than the remuneration set for the Company Directors, plus an additional 1/3 of that amount. The General Shareholders’ Meeting shall determine a budget for the expenses of the Committee and its advisors. Such budget may not be less than the sum of the annual remunerations of the Committee members. The Committee may need to hire professional advisory services in order to carry out its duties in accordance with the abovementioned budget. The proposals made by the Committee to the Board of Directors that are not accepted by the latter must be reported to the shareholders’ meeting prior to the vote by shareholders on the corresponding matter or matters. In addition to the responsibilities that are associated with the position of Director, the members of the Committee are jointly and severally liable for any damages they cause in performing their duties as such to the shareholders and to the Company.
Shares
Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement lapses, but Chilean regulations establish that after five years, unclaimed dividends are to be donated to the fire department.
Article 5 of the Company’s By-laws establishes that Series B common shares may in no case exceed 50% of SQM’s issued, outstanding and paid stock. SQM Series B common shares have a restricted right to vote as they can only elect one director of the Company, regardless of their capital stock’s share. Series B common shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B common shares issued request so and for an Extraordinary Board of Directors Meeting without the Chair’s authorization when it is requested by the director elected by the shareholders of the Series B common shares. Series A common shares have the option to exclude the director elected by Series B shareholders from the voting process in which the Chair of the Board is to be elected, if there is a tie in the first voting process. However, subject to the second transitory article of the Company’s By-Laws, articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B common shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote, with any excess being deducted from the number of shares such shareholder may vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.
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
Each Series A common share and Series B common share is entitled to share equally in the Company’s profits, (i.e., they have the same rights on any dividends declared on the outstanding shares of SQM).
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
Board Protocol for Presentation and Use of Sensitive Information
On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired 62,556,568 Series A common shares of the Company, representing approximately 23.77% of the total shares issued by SQM. In connection with the acquisition, Tianqi entered into and Extrajudicial Agreement with the FNE with respect to the implementation of certain measures to maintain competitive market conditions and mitigate any risks identified in the transaction, having as a fundamental principle the limitation of access to commercially sensitive information of SQM by Tianqi. The Extrajudicial Agreement expired by its terms in April 2025. Before this acquisition, and after the approval of this transaction by the Chilean Antitrust Court, the Company’s Board of Directors deemed it necessary to adopt measures aimed at achieving the purpose of the Extrajudicial Agreement, avoiding greater points of contact between Sensitive Information and Tianqi, to complement the Extrajudicial Agreement. On January 23, 2019, the Board of Directors approved a protocol for the presentation and use of Sensitive Information (as defined in the Extrajudicial Agreement), which was amended on April 15, 2019 in response to comments received from the CMF. The amendment was subsequently approved by the Board on September 30, 2019. Notwithstanding the expiration of the Extrajudicial Agreement, the Sensitive Information protocols remain in place.
10.C.Material Contracts
The Company, during the normal course of business, has entered into different contracts, some of which have been described herein, related to its production, commercial and legal operations. Other than the Corfo Agreements, we believe all of these contracts are standard for this type of industry, and none of them is expected to have a material effect on the Company’s results of operations.
Corfo Agreements
Our subsidiary Novandino Litio holds exclusive rights until 2060, subject to the terms and conditions of the concession agreements, to exploit the Mineral Resources in an area covering approximately 140,000 hectares in the Salar de Atacama, 81,920 hectares of which Novandino Litio is entitled to exploit pursuant to (i) a lease agreement over mining exploitation concessions among Corfo, SQM, Novandino Litio and SQM Potasio S.A. and related Salar de Atacama project agreement among Corfo, SQM, Novandino Litio and SQM Potasio for the period ending on December 31, 2030 and (ii) a lease agreement over mining exploitation concessions and related Salar de Atacama project agreement, originally granted to Minera Tarar SpA and now held by Novandino Litio for the 2031 to 2060 period (collectively, the “Corfo Agreements”). The mining exploitation concessions related to such rights are owned by Corfo and leased to Novandino Litio pursuant to the Corfo Agreement in exchange for quarterly lease payments to Corfo based on specified percentages of the final sale prices of the production of minerals extracted from the Salar de Atacama brines. Novandino Litio also pays an annual concession fee to the Chilean government for the concession rights. Under the terms of the Corfo Agreements, Corfo has agreed that it will not, and will not permit any other person to, explore, exploit or mine any Mineral Resources in the approximately 140,000 hectares area of the Salar de Atacama. Corfo cannot unilaterally amend the Corfo Agreements and the rights to exploit the resources cannot be transferred. All of our products originating from the Salar de Atacama, principally lithium carbonate, lithium hydroxide and potassium chloride, are derived from our extraction operations under the Corfo Agreements.
Key Terms under the Corfo Agreements through December 31, 2030
The Corfo Agreements provide the following terms, among others, including amendments effective as of December 27,
2025, until December 31, 2030:
(i)increased lease payments to Corfo as a result of increased lease rates associated with the sale of different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride (see “Item 5.A. Operating Results – Results of Operations – 2025 compared to 2024 – Cost of Sales – Lithium and Derivatives” and “– Potassium” for descriptions of the progressive rate structure based on the final sale price of lithium carbonate and lithium hydroxide and potassium chloride);
(ii)a commitment by Novandino Litio to contribute:
(a)between US$10.8 and US$18.9 million per year to research and development efforts;
(b)between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama; and
(c)1.7% of total annual sales of Novandino Litio to the Antofagasta Regional Government and the municipalities of San Pedro de Atacama, María Elena and Antofagasta for regional development;
(iii)the authorization by Corfo for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metallic equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 43,391.89 metric tons of lithium metallic equivalent (230,975 tons of lithium carbonate equivalent) then remaining from the originally authorized amount;
(iv)an obligation of Novandino Litio to offer part of its lithium production (up to a maximum of 25%) at a preferential price to value-added producers that will develop lithium-based products in Chile;

(v)an obligation of Novandino Litio to strengthen its corporate governance by incorporating various audit, environmental control and coordination mechanisms with Corfo, which shall be set forth in amendments to the By-laws of Novandino Litio, including among others:
(a)incorporating specific rules for the management of the company, including that two of the directors of Novandino Litio are independent and meet the requirements established for independent directors of a public company; and
(b)requiring the Board of Directors of Novandino Litio to designate a committee to monitor compliance with the Corfo Lease Agreement and the Corfo Project Agreement and to establish the regulations that will govern this committee and its functions;
(vi)provisions regarding the return of the leased real estate assets and personal property to Corfo, the transfer of environmental permits to Corfo at no cost and granting Corfo purchase options over production facilities and water rights in the Salar de Atacama upon termination of the Corfo Agreements; and
(vii)prohibitions against the sale of lithium brine extracted from leased mining concessions by SQM, Novandino Litio and SQM Potasio.

Corfo Agreements (Effective December 27, 2025 through December 31, 2060)

On December 27, 2025, by virtue of the merger of Minera Tarar with SQM Salar to form Novandino Litio, the Corfo
Agreements entered into with Minera Tarar became agreements with Novandino Litio, as successor by merger to Minera
Tarar, which updated and extended the contractual framework established under the existing Corfo Agreements and will remain in force through December 31, 2060.

iA supplemental quota of 56,361 metric tons of lithium metallic equivalent;
iiA commitment by Novandino Litio to make annual contributions consisting of:
a.0.87% of sales minus US$2 million, and additionally 0.3% of sales to the Antofagasta Regional Government;
b.0.2% of sales to the Municipality of San Pedro de Atacama;
c.0.1% of sales to the Municipality of Antofagasta;
d.0.1% of sales to the Municipality of María Elena;
e.Fund One, composed of a variable amount between US$10 million and US$15 million per year, determined based on the previous year’s average lithium carbonate price (benefits Communities), plus 0.1% of sales with no cap and an additional US$1 million per year;
f.Fund Two for US$9 million per year (benefits Communities);
g.Intergenerational Fund for US$1 million per year (benefits Communities); and
h.Fund Four equivalent to 0.13% of sales with no cap, with a minimum of US$2 million, plus an additional US$500,000 per year (benefits Communities).
Partnership Agreement between SQM and Codelco

On May 31, 2024, SQM and Codelco, Chilean state-owned copper mining company entered into a Partnership Agreement which establishes the rights and obligations of the parties to form their partnership for the development of mining and production activities aimed at the production of lithium, potassium and other products from the properties of Corfo in the Salar de Atacama and their subsequent marketing (directly or through its subsidiaries or representative offices) for the period 2025-2060. See “Item 4.A History and Development of the Company—Novandino Litio Joint Venture with Codelco.”

The Partnership Agreement includes forms of several agreements and documents to be entered into prior to the completion of the transaction, including the shareholders’ agreement, the sales agreement for the Company’s properties in the Salar de Maricunga, the license that SQM will grant over certain industrial property rights, the by-laws and powers of attorney of the Joint Venture, and the manner in which SQM will contribute to Novandino Litio those assets and contracts of the Business that are not currently owned by Novandino Litio, among others.

A copy of the Partnership Agreement between SQM and Codelco and its first amendement are is filed as Exhibits 4.1.1 and 4.1.2 to this Form 20-F.

See also “Item 3.D. Risk Factors – Risks Relating to Our Business – The inability of our subsidiary, Nova Andino Litio SpA, to obtain a new environmental permit for the exploitation of the Salar de Atacama could have a material adverse effect on our business, financial condition and results of operations.”
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
As of December 31, 2025, we had five series of bonds issued in the international markets under Rule 144A/Regulation S in the principal amounts of US$400 million, US$450 million, US$700 million, U$750 million, and US$ 850 million.
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
Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of our shares or ADRs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on our ADRs generally will be treated as qualified dividends if either (i) our ADRs are readily tradable on an established securities market in the U.S. or (ii) SQM is eligible for benefits of the comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program, and, in each case, (A) SQM was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (B) the holder thereof has satisfied certain holding period and other requirements. Our ADRs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. SQM may also be eligible for benefits of the Chile-U.S. Tax Treaty and the U.S. Secretary of the Treasury has determined that the Chile-U.S. Tax Treaty is satisfactory for the purposes of the qualified dividend income definition. We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to our shares will be treated as qualified dividends, because our shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADRs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. HOLDER SHOULD CONSULT ITS TAX ADVISORS TO DETERMINE WHETHER THE FAVORABLE RATE WILL APPLY TO DIVIDENDS IT RECEIVES AND WHETHER IT IS SUBJECT TO ANY SPECIAL RULES THAT LIMIT ITS ABILITY TO BE TAXED AT THIS FAVORABLE RATE.
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
Foreign Tax Credits
Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADRs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. Pursuant to the Chile-U.S. Tax Treaty, the Chilean dividend withholding taxes and Chilean capital gain tax will be eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADRs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. THE CALCULATION OF FOREIGN

TAX CREDITS AND, IN THE CASE OF A U.S. HOLDER THAT ELECTS TO DEDUCT FOREIGN INCOME TAXES, THE AVAILABILITY OF DEDUCTIONS, INVOLVES THE APPLICATION OF COMPLEX RULES THAT DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE AVAILABILITY OF FOREIGN TAX CREDITS IN THEIR PARTICULAR CIRCUMSTANCES.
Passive Foreign Investment Company Rules
We do not expect to be a PFIC for U.S. federal income tax purposes for our 2025 taxable year and do not anticipate being a PFIC for our 2026 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held our shares or ADRs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “—Cash Dividends and Other Distributions” above). A U.S. Holder should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.
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
Depositary Payments Fiscal Year 2025
The depositary has agreed to reimburse certain expenses related to the Company’s ADR program and incurred by the Company in connection with the program. In 2025, the depositary reimbursed expenses related to investor relations for a total amount of US$428,667.72

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.   CONTROLS AND PROCEDURES
(a)Disclosure Control and Procedures
SQM management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer and other members of the Company’s executive management, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information is made known to management and that financial and non-financial information is properly recorded, processed, summarized and reported as of December 31, 2025.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate in the future.
Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, SQM management has concluded that as of December 31, 2025, the Company’s internal control over financial reporting was effective.
(c)Attestation Report of the Registered Public Accounting Firm
For the report of PricewaterhouseCoopers Consultores Auditores SpA, independent registered public accounting firm on the effectiveness of our internal control over financial reporting as of December 31, 2025, see page F-1 of our consolidated financial statements.

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
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table shows the amount of fees billed to SQM by our independent auditors, PwC for the 2025 and 2024 fiscal years, in relation to audit, tax and other assurance services provided to us (in thousands of US$):

	2025	2024
Audit fees	1,620	1,552
Audit-related fees	511	—
Tax fees	571	227
All other fees	—	728
Total fees	2,702	2,507
Audit fees in the above table are the fees approved by the Directors’ Committee for PwC in 2025 and 2024 in connection with the audits of our consolidated financial statements Tax fees and all other fees in the above table are aggregate fees approved by the Directors’ Committee for PwC in 2025 and 2024 in connection with services such as transfer pricing and other assurance services that were not related to the audit. These fees were pre-approved by the Directors’ Committee in accordance with our pre-approval policies and procedures.
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
ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.   INSIDER TRADING POLICIES
Since June 2021, the Company has an Insider Trading Policy that is part of the Manual for the Management of Information of Interest to the Market. The entire document (the “Manual”) is filed as Exhibit 11 to this Form 20-F.
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

The scope of the Insider Trading Policy applies to all individuals covered under the Manual (the "Recipients of the Manual"), including: directors, officers, employees, and other individuals with access to MNPI. The Insider Trading Policy is applicable to transactions executed directly or indirectly through controlled entities or third parties acting on behalf of the Recipients of the Manual. All Recipients of the Manual must comply with the Insider Trading Policy, as well as relevant provisions of the Chilean Securities Law, the Chilean Corporations Law, and the regulations of the CMF and the U.S. Securities and Exchange Commission (SEC).

The Insider Trading Policy establishes trading restrictions and blackout periods, as follows:

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

Exceptions

The following transactions are exempt from blackout period restrictions:
•Exercise of stock options granted under compensation plans, provided they occur within designated periods; and
•Subscription of preemptive rights for Company's shares that must be exercised within a specific period.

Compliance & Enforcement

In case of violation of the Insider Trading Policy, the Disclosure Committee will assess the severity of the violations and determine appropriate sanctions. These sanctions are in addition to any penalties imposed under common legislation, the Chilean Securities Law, the Chilean Corporations Law, and the regulations of the CMF and the SEC.

Disclosure of SQM Securities Holdings

SQM discloses holdings of its shares by Directors and Senior Executives in the annual report, in compliance with CMF requirements, and in this Form 20-F, in compliance with SEC requirements.

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
An information security strategy is developed and implemented in alliance with business strategies, information technologies (IT) and operational technologies (OT). The scope and extent of the information security strategy depends on the size, complexity of the company, its business activities, risks, vulnerabilities and threats, providing a reasonable defense against any internal or external attack. This cybersecurity strategy addresses preventive, detective, corrective and reactive measures. Also, an important aspect is the cybersecurity incident management life cycle, which consists of being able to methodologically analyze cybersecurity events/incidents from a point of view of the impact they could cause to the company. Incident response methodologies generally emphasize preparedness, not only establishing an incident response capability, but also preventing incidents by ensuring that systems, networks and applications are sufficiently secure. Preparation involves implementing the appropriate tools and configuring appropriate processes and procedures for treatment before an incident occurs. One of the most important tasks is to identify the assets that must be protected.
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

Risk Assessment: Once the risk inventory has been prepared, the Business Risk Management Department will support the areas in the assessment of their risks. Risk assessment consists of determining two dimensions for each risk: the likelihood of occurrence and the impact it would have on the Company. First, it is evaluated based on inherent risk, in order to document what the impact and likelihood would be if controls were not implemented or did not operate satisfactorily, and then on residual risk, that is, taking into account the preventive and mitigation measures identified by the risk owners.

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

SQM's Business Risk Management Department is responsible for performing all the above described stages of the process.

Every three years, SQM's Business Risk Management Department requests an evaluation of SQM's risk management function. This evaluation is conducted by an external audit firm and includes a review of governance, processes, culture, and supporting systems, comparison with an industry benchmark, and recommendations. The most recent evaluation was conducted in 2024.

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

Management and Director Cybersecurity Expertise

The Company’s Business Risk Management Department consists of six professionals and is led by the Department Head, who reports directly to the Directors’ Committee. Each member of the department has training and/or certifications in risk management frameworks such as ISO 31000 or COSO Enterprise Risk Management (ERM) and has more than five years of experience in risk management, audit, and compliance roles.

SQM manages information security and cybersecurity for its Iodine‑Plant Nutrition and International Lithium divisions through its IT Security and Governance Department. Novandino Litio manages its information security and cybersecurity policies independently. The primary responsibility of these departments is to protect the Company’s IT infrastructure from cyberattacks and other technology‑related threats. SQM maintains an Information Security Management System (ISMS) based on ISO 27001, the Control Objectives for Information and Related Technologies (COBIT), and the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF).

Within the Iodine‑Plant Nutrition division, the Cybersecurity and IT Governance departments operate as complementary functions that support business resilience. The Cybersecurity area is responsible for tactical and operational execution, including managing technical resources, implementing protection measures, maintaining continuous monitoring, and leading incident response activities. The IT Governance department is responsible for regulatory and corporate compliance and for overseeing the application of policies, procedures, and internal controls through audits.

Both functions report to the Deputy IT Manager and the IT Manager, who together have more than 30 years of combined experience in risk management, information asset protection, and operational continuity within the mining sector. This leadership oversees global operations and advises commercial and operational management to ensure cybersecurity remains an integral component of the Company’s operational strategy. Through this approach, a security‑aware culture is promoted to protect assets and support operational resilience.

Novandino Litio has an IT Security and Governance Department led by the Department Head, who reports directly to the IT Manager. This department has two primary missions. Information Security addresses risks associated with the use of information technologies, regulatory compliance, and data protection. Cybersecurity focuses on protecting, defending, and containing—through advanced monitoring—potential events and incidents that could affect the availability, integrity, and confidentiality of information.

The Trusted Information Security Assessment Exchange (TISAX) Label is a requirement of the German Association of the Automotive Industry (VDA) and is based on an Information Security Assessment mechanism developed by the VDA and executed by the ENX Association. Novandino Litio currently holds the TISAX Label and will be required to revalidate it in 2026.

The Company has not experienced any material cybersecurity incidents, nor any series of individually immaterial cybersecurity incidents that would require disclosure in this Form 20‑F.

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

(b)Exhibits

Exhibit No.	Exhibit
1.1	By-laws (Estatutos) of the Company, as amended effective March 18, 2024.
2.1
Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 2.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2024, is incorporated herein by reference.

4.1.1
Joint Venture Agreement for the Mining, Productive, Commercial, Community and Environmental Development of the Atacama Salt Flats dated May 31, 2024 (the “Association Agreement”) between Codelco and the Company.[1]

4.1.2
First Amendment to Joint Venture Agreement for the Mining, Productive, Commercial, Community and Environmental Development of the Atacama Salt Flats dated December 27, 2025 among Codelco, Salares de Chile SpA and Minera Tarar SpA, and the Company, SQM Nueva Potasio S.A. and SQM Salar SpA (now named Nova Andino Litio SpA).[1]

4.2	Shareholders’ Agreement dated December 27, 2025 among Nova Andino Litio SpA, Codelco, Salares de Chile SpA, the Company and SQM Litio Chile S.A.[1]
8.1	Subsidiaries of the Company
10.1
Amendment, Consolidated and Updated Text of the OMA Mining Lease Agreement dated January 17, 2018, as amended through September 16, 2025, among Corfo, SQM Salar SpA (now named Nova Andino Litio SpA), the Company and SQM Nueva Potasio S.A. (the “SQM-Corfo Lease Agreement”).

10.2
Amendment, Consolidated and Updated Text of the Salar de Atacama Project Agreement dated January 17, 2018, as amended through September 16, 2025, among Corfo, SQM Potasio S.A., the Company and SQM Salar S.A. (the “SQM-Corfo Project Agreement”).

10.3	Amended, Consolidated and Updated Text of Annexes to the SQM-Corfo Lease Agreement and the SQM-Corfo Project Agreement filed as Exhibits 10.1 and 10.2, respectively.
10.4.1	Mining Lease Agreement dated September 16, 2025 among Corfo, Codelco and Nova Andino Litio SpA (as successor by merger to Minera Tarar SpA)
10.4.2	Annexes to Lease Agreement (Corfo- Nova Andino)
10.5.1	Salar de Atacama Project Agreement dated September 16, 2025 among Corfo, Codelco and Nova Andino SpA (as successor by merger to Minera Tarar SpA)
10.5.2	Annexes to Project Agreement (Corfo- Nova Andino)
11
Manual for the Management of Information of Interest to the Market, filed as Exhibit 11 to the Company's Annual Report on Form 20-F for the year ended December 31, 2024, is incorporated herein by reference

12.1	Section 302 Chief Executive Officer Certification
12.2	Section 302 Chief Financial Officer Certification
13.1	Section 906 Chief Executive Officer Certification
13.2	Section 906 Chief Financial Officer Certification
23.1
Consent of Juan Becerra, SQM, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.1 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.2
Consent of Rodrigo Riquelme Tapia, GeoInnova, regarding the Salar de Atacama property Technical Report Summary, filed as Exhibit 23.2 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.3
Consent of Marco Fazzi, SQM, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.3 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.4
Consent of Jesus Casas de Prada, Extractive Metallurgy Process Consulting SpA, regarding the Nueva Victoria property Technical Report Summary, filed as Exhibit 23.4 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.5
Consent of Marco Fazzi, SQM, regarding the Pampa Orcoma property Technical Report Summary, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference

23.6
Consent of Jesus Casas de Prada, Extractive Metallurgy Process Consulting SpA, regarding the Pampa Orcoma property Technical Report Summary, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference

23.7
Consent of Marco Fazzi, SQM, regarding the Maria Elena property Technical Report Summary, filed as Exhibit 23.7 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.8
Consent of Jesus Casas de Prada, Extractive Metallurgy Process Consulting SpA, regarding the Maria Elena property Technical Report Summary, filed as Exhibit 23.8 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.9
Consent of Marco Fazzi, SQM, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.9 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.10
Consent of Jesus Casas de Prada, Extractive Metallurgy Process Consulting SpA, regarding the Pampa Blanca property Technical Report Summary, filed as Exhibit 23.10 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

23.11
Consent of GeoInnova Consultores regarding the Mount Holland Lithium Project Technical Report Summary, filed as Exhibit 96.5 to the Company's Report on Form 6-K filed on April 24, 2025, is incorporated herein by reference.

96.1
Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 13, 2026, filed as Exhibit 96.1 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

96.2
Technical Report Summary regarding the Nueva Victoria property, prepared by SQM, dated April 13, 2026, filed as Exhibit 96.2 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference

96.3
Technical Report Summary regarding the Pampa Blanca property, prepared by SQM, dated April 13, 2026, filed as Exhibit 96.3 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference

96.4
Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM, dated April 24, 2023, filed as Exhibit 96.3 to the Company’s Report on Form 6-K on April 24, 2023, is incorporated herein by reference.

96.5
Technical Report Summary regarding the Mount Holland lithium project, prepared by GeoInnova Consultores for SQM, dated April 17, 2025, filed as Exhibit 96.5 to the Company’s Report on Form 6-K on April 24, 2025, is incorporated herein by reference.

96.6
Technical Report Summary regarding the Maria Elena property, prepared by SQM, dated April 2026, filed as Exhibit 96.6 to the Company's Report on Form 6-K filed on April 16, 2026, is incorporated herein by reference.

97
Company's Incentive-Based Compensation Recovery Policy dated October 18, 2023, filed as Exhibit 97 to the Company's Annual Report on Form 20-F for the year ended December 31, 2023, is incorporated herein by reference.

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
/s/ Gerardo Illanes
Gerardo Illanes G.
Chief Financial Officer
Date: April 21, 2026

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

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sociedad Química y Minera de Chile S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sociedad Química y Minera de Chile S.A and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025. We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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
Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate

Bulk Inventories Volume

As described in Notes 3.15, 3.34 and 10 to the consolidated financial statements, the Company’s consolidated products in progress and finished products inventories balances at December 31, 2025, amounted to US$ 604 million and US$900 million, respectively, which included bulk inventories amounting to US$ 163 million and US$ 244 million, respectively. The accounting process the Company uses to record products in progress and finished products bulk inventories volume relies on significant estimates primarily relating to topography measures and product density. To assist in validating the reasonableness of these estimates, management periodically reviews product density and performs cyclical physical inventory during the year and an annual physical inventory.

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

Recoverability of Value-Added Taxes (VAT)

As described in Note 16 to the consolidated financial statements, the group has recorded in Other non-financial assets, non-current an amounted to US$243 million of VAT generated by imports of products made by subsidiary SQM Shanghai Chemicals Co Ltd. This asset will be recovered through its offsetting with the value-added tax to be collected on sales of the products in the future and/or its refund by the tax authorities.

The principal considerations for our determination that performing procedures relating to recoverability of VAT is a critical audit matter are (i) in 2025, changes to tax legislation in China came into effect, introducing changes to the refund processes for this type of tax; (ii) given the magnitude of these assets, their recovery is expected to occur in the long term and is subject to the condition of SQM Shanghai Chemicals Co. Ltd having sufficient taxable sales in the future; (iii) the level of judgment involved, the magnitude of the associated balances, and the limited history of application of the new tax legislation in China; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to recoverability on Value-Added Taxes (VAT). Professionals with specialized skill and knowledge were used to assist in(a) review analysis of asset recovery projections to support the refund request; (b) verification of refunds or reimbursements granted to SQM Shanghai Chemicals Co. Ltd during 2025 by the tax authorities; (c) inquiries into the next steps the company should take and the deadlines for requesting a refund, in accordance with the new law and (d) meeting with local tax specialists hired by the management.

Partnership Agreement with Codelco

As described in Note 2.7, 14 and 19.4 to the consolidated financial statements, in 2024, the Company entered into a Partnership Agreement with the Corporación Nacional del Cobre de Chile (“Codelco”) for the development and exploitation of lithium-related projects in the Salar de Atacama. On December 27, 2025, following the fulfillment of a series of conditions precedent, the Partnership was formalized through the merger by absorption of Minera Tarar SpA into SQM Salar SpA, with the merged entity becoming Nova Andino Litio SpA. As a result of this transaction, the Company recognized an intangible asset of approximately US$2.388 million and a non‑controlling interest of approximately US$2.324 million.

The principal considerations for our determination that performing procedures relating to the due to the Partnership Agreement with Codelco is a critical audit matter are: i) the significant judgment required to determine the appropriate accounting treatment, particularly with respect to the assessment of control over the resulting entity; (ii) the determination of the initial measurement of the recognized intangible asset value required the use of complex valuation models and highly subjective assumptions, including, among others, projections of future production, long‑term lithium prices, operating costs, development timelines; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the evaluation of the significant accounting conclusions reached by management related to the Partnership Agreement with Codelco, including the assessment of control over Nova Andino Litio SpA and the initial recognition of the intangible asset. These procedures also included, among others (i) the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate by performing one or a combination of procedures, including (a) evaluating the reasonableness of the discounted cash flow models used by management to support the measurement of the intangible asset; (b) evaluating the appropriateness of management’s methodologies and the reasonableness of management’s significant assumptions, such as projections of future production, long‑term lithium prices, operating costs, development timelines, by comparing them with internally approved information and available market data; (c) performing the sensitivity analyses on the assumptions subject to the highest degree of uncertainty to evaluate the impact of reasonably possible changes on the amounts recognized; (ii) assessing whether the disclosures included in the consolidated financial statements regarding the critical judgments applied by management, and the principal sources of estimation uncertainty associated with the transaction; and (iii) considering the consistency of the information included in the consolidated financial statements with other relevant public information, where applicable.

/s/ PricewaterhouseCoopers Consultores Auditores y Compañía Limitada
Santiago, Chile
April 20, 2026
We have served as the Company’s auditor since 2011

Consolidated Statements of Financial Position

Assets	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,750,321	1,377,851
Other current financial assets	12.1	976,641	1,079,595
Other current non-financial assets	16	122,288	200,705
Trade and other receivables, current	12.2	649,055	606,137
Trade receivables due from related parties, current	11.5	36,799	28,706
Current inventories	10	1,803,478	1,702,185
Current tax assets	25.1	441,794	583,143
Total current assets other than those classified as held for sale or disposal		5,780,376	5,578,322
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		118	118
Total current assets		5,780,494	5,578,440

Non-current assets
Other non-current financial assets	12.1	76,244	60,706
Other non-current non-financial assets	16	314,348	364,166
Non-current trade receivables	12.2	3,295	2,727
Investments accounted for under the equity method	7.1-8.1	631,199	585,794
Intangible assets other than goodwill	14.1	2,553,052	167,968
Goodwill	14.1	958	948
Property, plant and equipment, net	15.1	4,839,490	4,433,645
Right-of-use assets	13.1	70,336	84,070
Non-current tax assets	25.1	59,541	59,541
Deferred tax assets	25.3	176,003	157,564
Total non-current assets		8,724,466	5,917,129
Total assets		14,504,960	11,495,569

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

Liabilities and Equity	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	470,755	1,163,468
Lease liabilities, current	13.2	22,196	23,011
Trade and other payables, current	12.5	384,220	471,449
Current trade payables due to related parties	11.6	53,406	10,265
Other current provisions	18.1	320,005	311,197
Current tax liabilities	25.2	113,094	79,841
Provisions for employee benefits, current	17.1	68,093	31,546
Other current non-financial liabilities	18.4	337,067	128,039
Total current liabilities		1,768,836	2,218,816
Non-current liabilities
Other non-current financial liabilities	12.4	4,220,557	3,600,582
Non-current lease liabilities	13.2	50,782	60,801
Other non-current provisions	18.1	54,444	53,317
Deferred tax liabilities	25.3	311,213	298,379
Non-current provisions for employee benefits	17.1	45,249	65,607
Total non-current liabilities		4,682,245	4,078,686
Total liabilities		6,451,081	6,297,502

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,623	1,577,623
Retained earnings		4,032,308	3,620,612
Other reserves		81,331	(37,416)
Equity attributable to owners of the Parent		5,691,262	5,160,819
Non-controlling interests		2,362,617	37,248
Total equity		8,053,879	5,198,067
Total liabilities and equity		14,504,960	11,495,569

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

		For the three years in the period ended
Consolidated Statements of Income	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
Revenue	21.1	4,576,224	4,528,761	7,467,490
Cost of sales	21.2	(3,223,624)	(3,201,654)	(4,392,436)
Gross profit		1,352,600	1,327,107	3,075,054
Other income	21.3	12,506	32,229	40,557
Administrative expenses	21.4	(195,577)	(185,959)	(175,765)
Other expenses	21.5	(96,302)	(104,698)	(93,400)
Impairment of financial assets and reversal of impairment losses	21.7	976	(639)	202
Other (losses)	21.6	(11,143)	(2,142)	(2,254)
Income from operating activities		1,063,060	1,065,898	2,844,394
Finance income	21.10	85,707	103,642	122,726
Finance costs	15-21.9	(192,672)	(197,544)	(138,402)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	6,738	11,025	593
Foreign currency translation differences	24	(2,107)	(8,607)	(22,293)
Income before taxes		960,726	974,414	2,807,018
Income tax expense	25.3	(320,083)	(282,573)	(1,876,751)
Net income		640,643	691,841	930,267
Net income attributable to:
Net income attributable to owners of the parent		588,138	685,117	923,191
Net income attributable to non-controlling interests		52,505	6,724	7,076
		640,643	691,841	930,267

Basic earnings per share (US$ per share)	3.26	2.0590	2.3986	3.2320

Diluted earnings per share (US$ per share)	3.26	2.0590	2.3986	3.2320

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the three years in the period ended
Consolidated Statements of Comprehensive Income	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Net income	640,643	691,841	930,267
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(1,699)	3,148	(5,843)
Gains from financial assets measured at fair value through other comprehensive income	9,737	3,520	190,509
Total other comprehensive income (loss) that will not be reclassified to income for the year, before taxes	8,038	6,668	184,666
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) from foreign currency exchange	49,462	(34,516)	3,177
Cash flow hedges- effective portion of changes in fair value	(4,180)	2,520	126
Cash flow hedges-reclassified to income for the year	975	8,773	18,566
Total other comprehensive (losses) income that will be reclassified to income for the year	46,257	(23,223)	21,869
Other items of other comprehensive (losses) income, before taxes	54,295	(16,555)	206,535
Income taxes related to items of other comprehensive income that will not be reclassified to income for the year
Income tax (expense) benefit related to defined benefit plans measured through other comprehensive income	524	(860)	1,582
Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income	(2,629)	(2,723)	(57,242)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(2,105)	(3,583)	(55,660)
Income taxes relating to components of other comprehensive income that will be reclassified to income for the year
Income tax expense related to gains on cash flow hedges	865	(3,049)	(5,047)
Total income tax (expense) relating to components of other comprehensive income that will be reclassified to income for the year	865	(3,049)	(5,047)

Total other comprehensive income (loss)	53,055	(23,187)	145,828
Total comprehensive income	693,698	668,654	1,076,095
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	641,346	661,727	1,068,968
Comprehensive income attributable to non-controlling interest	52,352	6,927	7,127
	693,698	668,654	1,076,095
See note 19.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		4,817,584	5,102,866	8,162,698
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		—	1,000	—
Cash receipts derived from sub-leases		—	—	89
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(3,401,646)	(3,399,104)	(5,637,224)
Cash payments relating to variable leases	21.8	(3,956)	(6,138)	(4,700)
Other payments related to operating activities		(81,528)	(94,899)	(86,291)
Net cash generated from operating activities		1,330,454	1,603,725	2,434,572
Dividends received	7.1-8.1	9,679	18,566	9,328
Interest paid		(250,004)	(240,825)	(121,222)
Interest paid on lease liabilities	21.9	(2,951)	(2,820)	(2,038)
Interest received		96,796	97,077	103,352
Income taxes paid		(107,071)	(235,155)	(2,309,640)
Other cash (outflows) inflows (1)	3.4	237,464	34,110	(310,991)
Net cash generated from (used in) operating activities		1,314,367	1,274,678	(196,639)

Cash flows generated from (used in) investing activities
Proceeds from the sale of equity instruments		—	—	4,745
Purchase of ownership interest in associates and joint ventures	8.4	(228)	(356,846)	(34,547)
Acquisition of equity instruments		(6,300)	(11,063)	(30,701)
Acquisition of subsidiaries	2.5	(11,485)	(122,594)	—
Proceeds from the sale of property, plant and equipment		79	23	44
Payment of loans from related entities		(9,762)	(6,746)	—
Acquisition of property, plant and equipment		(876,676)	(971,792)	(1,103,598)
Proceeds from sale of intangible assets		281	13,037	5,205
Proceeds related to futures, forward options and swap contracts		—	346	18,034
Loans to related parties		1,380	2,093	3,387
Purchases of other long-term assets	16	—	(10,701)	(12,002)
Other cash inflows (outflows) (2) (3)		130,949	250,251	(332,060)
Cash flow used in investing activities		(771,762)	(1,213,992)	(1,481,493)
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
(3)Other cash inflows (outflows) from investing activities include guarantees deposits described in note 12.2

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		For the three years in the period ended
Consolidated Statements of Cash Flows	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Payment of lease liabilities		(25,573)	(22,288)	(15,914)
Proceeds from long-term loans		607,006	886,000	850,000
Proceeds from short-term loans		1,115,000	1,250,000	1,215,000
Loan repayments		(1,839,565)	(1,764,869)	(530,717)
Proceeds from hedges associated to loans		454	759	18,927
Dividends paid		(4,273)	(67,219)	(1,471,035)
Net cash flow generated from financing activities		(146,951)	282,383	66,261

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		395,654	343,069	(1,611,871)
Effects of exchange rate fluctuations on cash and cash equivalents		(23,184)	(6,587)	(1,996)
Increase (decrease) in cash and cash equivalents		372,470	336,482	(1,613,867)
Cash and cash equivalents at beginning of year		1,377,851	1,041,369	2,655,236
Cash and cash equivalents at end of year	9	1,750,321	1,377,851	1,041,369

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves (2)	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests (2)	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	1,577,623	(38,024)	7,314	(5,702)	(11,179)	79,599	10,175	(37,416)	3,620,612	5,160,819	37,248	5,198,067
Net income	—	—	—	—	—	—	—	—	588,138	588,138	52,505	640,643
Other comprehensive (loss) income	—	49,848	(2,695)	7,108	(1,053)	53,208	—	53,208	—	53,208	(153)	53,055
Comprehensive income	—	49,848	(2,695)	7,108	(1,053)	53,208	—	53,208	588,138	641,346	52,352	693,698
Dividends (1)	—	—	—	—	—	—	—	—	(176,442)	(176,442)	(52,245)	(228,687)
Other increases (decreases) in equity	—	—	—	—	—	—	(1,377)	(1,377)	—	(1,377)	1,430	53
Partnership agreement with Codelco	—	—	—	—	—	—	66,916	66,916	—	66,916	2,323,832	2,390,748
Total changes in equity	—	49,848	(2,695)	7,108	(1,053)	53,208	65,539	118,747	411,696	530,443	2,325,369	2,855,812
Equity as of December 31, 2025	1,577,623	11,824	4,619	1,406	(12,232)	132,807	75,714	81,331	4,032,308	5,691,262	2,362,617	8,053,879

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves (2)	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests (2)	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429
Net income	—	—	—	—	—	—	—	—	685,117	685,117	6,724	691,841
Other comprehensive income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	—	(23,390)	203	(23,187)
Comprehensive income	—	(34,706)	8,244	797	2,275	(23,390)	—	(23,390)	685,117	661,727	6,927	668,654
Equity instruments irrevocably recognized in other comprehensive income (loss)	—	—	—	(128,793)	—	—	—	(128,793)	186,809	58,016	—	58,016
Dividends (1)	—	—	—	—	—	—	—	—	—	—	(5,909)	(5,909)
Capital decrease	(20)	—	—	—	—	—	20	20	—	—	—	—
Other (decreases) increases in equity	—	1,603	—	—	—	—	(1,726)	(123)	—	(123)	—	(123)
Total changes in equity	(20)	(33,103)	8,244	(127,996)	2,275	(23,390)	(1,706)	(152,286)	871,926	719,620	1,018	720,638
Equity as of December 31, 2024	1,577,623	(38,024)	7,314	(5,702)	(11,179)	79,599	10,175	(37,416)	3,620,612	5,160,819	37,248	5,198,067

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves (2)	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests (2)	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net income	—	—	—	—	—	—	—	—	923,191	923,191	7,076	930,267
Other comprehensive (loss)	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	—	145,777	51	145,828
Comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	923,191	1,068,968	7,127	1,076,095
Dividends (1)	—	—	—	—	—	—	—	—	(1,524,619)	(1,524,619)	(6,266)	(1,530,885)
Other (decreases) increases in equity	—	—	—	—	—	—	218	218	—	218	—	218
Total changes in equity	—	3,121	13,645	133,267	(4,256)	145,777	218	145,995	(601,428)	(455,433)	861	(454,572)
Equity as of December 31, 2023	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429
________________________________________________
(1)See Note 19.7
(2)See recognition of non controlling interest in Note 19.4

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
“IASB’’ International Accounting Standards Board;
“IFRIC’’ International Financial Reporting Standard Interpretations Committee;
“IFRS” International Financial Reporting Standards;
“ILO” International Labour Organization;
“IRSW” interest rate swap;

“Lease Agreement’’ the mining concessions lease agreement signed by Nova Andino Litio SpA (Formerly SQM Salar) and Corfo in 1993, as subsequently amended;
“Management’’ the Company’s management;
“MUS$’’ millions of Dollars;
“Novandino Litio’’ Nova Andino Litio SpA; formerly SQM Salar SpA;
“Pampa Group’’ Jointly Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining Chile Limitada;
“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;
“PFIC’’ Passive foreign investment company;
“Project Agreement” project agreement for the Salar de Atacama signed by Corfo in 1993, as subsequently amended;
"Partnertship agreement" This refers to the SQM-Codelco Partnership Agreement.
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
1.3    Main activities
The main activities as established by the CMF, as follows:
•Mining
•Chemical products
•Investment
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
1.5    Other background
(a)Employees
As of December 31, 2025, and 2024, the workforce was as follows:

	As of December 31, 2025			As of December 31, 2024
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	29	200	229	25	167	192
Professionals	223	2,860	3,083	211	3,179	3,390
Technicians and operators	423	4,004	4,427	411	4,351	4,762
Total	675	7,064	7,739	647	7,697	8,344

	As of December 31, 2025			As of December 31, 2024
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	675	6,165	6,840	647	6,611	7,258
Outside Chile	—	899	899	—	1,086	1,086
Total	675	7,064	7,739	647	7,697	8,344

(b)Main shareholders
As of December 31, 2025, there were 1,050 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2025 and 2024, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2025	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	50,245,273	35.18%	17.59%
Sociedad de Inversiones Pampa Calichera S.A.	41,775,389	29.25%	1,611,227	1.13%	15.19%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile on behalf of State Street	—	—	9,552,261	6.69%	3.34%
AFP Habitat S.A.	790,395	0.55%	8,691,248	6.09%	3.32%
Global Mining Spa	8,798,539	6.16%	—	—	3.08%
Banco Santander on behalf of foreign investors	—	—	8,220,583	5.76%	2.88%
AFP Provida S.A.	—	—	6,898,290	4.83%	2.42%
AFP Capital S.A.	—	—	6,887,379	4.82%	2.41%
Banco De Chile Por Cuenta De Citi NA New York Clie.	67,463	0.05%	6,706,103	4.70%	2.37%
AFP Cuprum S.A.	—	—%	6,159,033	4.31%	2.16%

Shareholders as of December 31, 2024	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80%	—	—	21.90%
The Bank of New York Mellon, ADRs	—	—	42,599,351	29.83%	14.91%
Sociedad de Inversiones Pampa Calichera S.A.	41,885,389	29.33%	1,611,227	1.13%	15.23%
Potasios de Chile S.A.	18,179,147	12.73%	—	—	6.36%
Banco de Chile on behalf of State Street	—	—	11,210,700	7.85%	3.92%
AFP Habitat S.A.	614,872	0.43%	9,927,240	6.95%	3.69%
Global Mining Spa	8,798,539	6.16%	—	—	3.08%
Banco Santander on behalf of foreign investors	—	—	7,809,941	5.47%	2.73%
AFP Provida S.A.	—	—	8,160,173	5.71%	2.86%
AFP Cuprum S.A.	—	—	7,867,910	5.51%	2.75%
AFP Capital S.A.	—	—	7,924,281	5.55%	2.77%
Banco De Chile on Behalf of Non-Resident Third Parties	55,980	0.04%	4,965,585	3.48%	1.76%
________________________________________________
(1)As reported by DCV, which records the Company’s shareholders’ register as of December 31, 2025 and 2024 Inversiones TLC SpA, a subsidiary wholly owned by Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of the Company equivalent to 21.90% of SQM’s shares as of December 31, 2025. In addition, as reported by Inversiones TLC SpA, Tianqi Lithium Corporation owns 577,203 ADS representing SQM Series B shares. In other words, as of December 31, 2025, Tianqi Lithium Corporation directly and indirectly owns 22.10% of all SQM shares through Series A shares and ADS of Series B shares. Futhermore, as of December 31, 2024, Tianqi Lithium Corporation owned 748,490 ADS representing SQM Series B shares, corresponding to a direct and indirect share equivalent to 22.16% of all SQM shares through Series A shares and ADS representing Series B shares.

(2)As of December 31, 2025, the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,213,842 Series A shares held in custody by stockbrokers and as of December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers.

Note 2    Basis of presentation for the consolidated financial statements
2.1    Accounting period
These consolidated financial statements cover the following periods:
(a)Consolidated statements of financial position as of December 31, 2025 and 2024.
(b)Consolidated statements of income for the three years in the period ended December 31, 2025, 2024 and 2023.
(c)Consolidated statements of comprehensive income for the three years in the period ended January 1 to December 31, 2025, 2024 and 2023.
(d)Consolidated statements of changes in equity for the three years in the period ended December 31, 2025, 2024 and 2023.
(e)Consolidated statements of cash flows for the three years in the period ended December 31, 2025, 2024 and 2023.
2.2    Consolidated financial statements
The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IFRS as issued by the IASB.
These consolidated financial statements fairly present the Company’s financial position as of December 31, 2025 and 2024 and the results of its operations, changes in equity and cash flows for the three years in the period ended December 31, 2025, 2024 and 2023.
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

2.4    Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability	currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025
Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2025 and which the Company has not adopted early are as follows:

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
Management is currently evaluating the impact relating to the adoption of the above standards.

2.5    Basis of consolidation
(a)Subsidiaries
The Company established control as the basis for consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.
The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.
Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.
Results for controlled companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.
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

The following tables detail general information as of December 31, 2025 and 2024 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (6)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	100.0000	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.000	-	51.000
Almacenes y Depósitos Ltda. (17)	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	-	-	—
Nova Andino Litio SpA (7) (22)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	-	49.9999	49.9999
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	49.9999	49.9999
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM Nueva Potasio SpA (8)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.8369	0.1631	100.0000
SQM Lab SpA (14)	78.009.141-K	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Nueva Industrial III SpA (21)	76.641.889-9	Los Militares 4290, Las Condes	Chile	Dollar	99.0500	0.9500	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (2)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	—
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.00020	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.4700	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

			Country of Incorporation	Functional Currency	Ownership Interest
Subsidiaries	TAX ID No.	Address			Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	México	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V. (3)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
SQM France S.A.	Foreign	ZAC des Pommiers 27930 Fauville	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	México	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited (15)	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia Pty	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	49.9999	49.9999
Soquimich LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	49.9999	49.9999
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000
Blue Energy Business and Trade (Shanghai) Co., Ltd. (4)	Foreign	300 Huaihai Middle Road, distrito de Huangpu, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Comercial Perú S.A.C. (5)	Foreign	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	Dollar	0.00001	99.99999	100.0000
SQM India Private Limited (9)	Foreign	LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra	India	Indian Rupee	0.0101	99.9899	100.0000
Sichuan Dixin New Energy Co., Ltd. (*)	Foreign	No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province	China	Chinese Yuan	-	49.9999	49.9999
SQM (Shanghai) Industrial Co, Ltd. (10)	Foreign	West Nanjing Road Branch, Shanghai.	China	Dollar	-	100.0000	100.0000
Sociedad Química y Minera Maroc (11)	Foreign	Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marocco.	Marocco	Dollar	-	100.0000	100.0000
SQM Lithium North America Corporation (12)	Foreign	2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA.	United States of America	Dollar	-	49.9999	49.9999
SQM Lithium Europe NV (13)	Foreign	Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgium	Belgium	Dollar	-	49.9999	49.9999
SQM Lithium Japan Co, Ltd. (16)	Foreign	#207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japan	Japan	Dollar	-	49.9999	49.9999
Harding Battery Minerals (Novo JV)	Foreign	Level 19, 109 St Georges Tce, WA 6000	Australia	Australian dollar	-	75.0000	75.0000
Pirra Lithium Pty Ltd (18)	Foreign	Suite 12, 11 Ventnor Avenue west Perth WA 6005, Australia	Australia	Australian dollar	-	80.0000	80.0000
SQM Hellas A.E. (19)	Foreign	Dorou 2, 10431 Atenas, Greece	Greece	Dollar	-	99.9800	99.9800
SQM Canada Inc. (20)	Foreign	40 Temperance Street, Suite 3200, Toronto, Ontario, Canada	Canada	Dollar	-	100.0000	100.0000

(1)SQM has control over Comercial Agrorama Ltda.´s management.
(2)During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated.
(3)During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated.
(4)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(5)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired.
(6)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(7)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(8)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(9)On April 22, 2024, the subsidiary SQM India Private Limited was incorporated.
(10)On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated.
(11)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(12)On September 17, 2024, SQM Lithium North America Corporation was incorporated.
(13)On September 9, 2024, SQM Lithium Europe NV was incorporated.
(14)On December 16, 2024, SQM Lab SpA was incorporated.
(15)In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(16)On October of 2024, SQM Lithium Japan Co. Ltd. was incorporated.
(17)On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved.
(18)On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total shareholding to 80%.
(19)On March 12, 2025, SQM Hellas A.E. was incorporated.
(20)On May 14, 2025, Sociedad SQM Canada Inc. was incorporated.
(21)On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated.
(22)On December 27, 2025, SQM and Codelco formed a partnership, and as a result of this agreement, SQM Salar SpA (in the same merger act) changed its corporate name to “Nova Andino Litio SpA”.

(*) On April 30, 2024, the Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$127,152. The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts.

As of December 31, 2024, the Company had ThUS$8,653 recognized as an intangible asset (see note 14) and had the ThUS$12,489 pending payment recorded as a liability.

On April 2, 2025, the acquisition agreements were amended to change the purchase price to ThUS$125,675. Consequently, the associated intangible asset and liability were updated.

The assets and liabilities recognized in the acquisition consider the following:

Certain financial statement items	ThUS$
Property, plant and equipment	101,357
Intangible assets (including identified intangible assets)	11,384
Cash and cash equivalents	1,093
Current assets	33,056
Total liabilities	(21,215)
Total	125,675

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
2.7    Merger Minera Tarar SpA

On May 31, 2024, SQM and Codelco entered into a Joint Venture Agreement defining the rights and obligations of the parties in connection with the formation of an association for mining, production, and commercial activities related to the exploration and exploitation of certain CORFO-owned mining properties in the Salar de Atacama, either directly or through subsidiaries or representative offices.

In order to implement the association agreement with Codelco on December 27, 2025, Salares de Chile SpA, as sole shareholder of Minera Tarar SpA and SQM Nueva Potasio SpA, as sole shareholder of SQM Salar SpA, agreed to the merger by incorporation of their respective subsidiaries. . Minera Tarar SpA contributes the 2031–2060 Corfo Contract to the merger, which authorizes extraction rights to OMA property in the Salar de Atacama from 2031 to 2060.

As a result of the merger, SQM Salar SpA, the surviving company, succeeds the absorbed company, Minera Tarar SpA, in all its rights and obligations, en bloc and by universal. For all legal purposes, the surviving company is considered a continuation of the absorbed entity. In relation to the merger, SQM Salar SpA changed its name to Nova Andino Litio SpA.

The absorption of Minera Tarar SpA by Nova Andino Litio SpA resulted in a capital increase equivalent to ThUS$100 for the surviving entity, and an impact to retained earnings amounting to ThUS$(71). Tarar's contribution was accounted for as an acquisition of an asset, giving rise the recognition of and intangible asset (see note 14) measure at fair value amounting to ThUS$2,388,252.

The fair value of the acquired intangibles assets as of December 31, 2025, was determined by projecting cash flows estimated by the Company for the 2031-2060 period, considering the estimated value of fixed assets and working capital as of December 31, 2030, as an initial investment to enable generation of such cash flows. The discount rate applied to these cash flows corresponds to 10.3%, considering that the current tax burden remains the same. Annual US dollar inflation was estimated at 2.19%, which corresponds to the implicit value derived from US treasury bonds for a 20-year period. Projections are made using the following assumptions:

•Lithium production levels: The projection considers metric tonnage production targets estimated by the Company, which are part of the Salar Futuro project. Failure to achieve the aforementioned objectives could affect the Company’s estimated projection. This valuation considered increasing production volumes between approximately 230,000 and 330,000 metric tons of lithium carbonate equivalent each year.

•Sales price: The prices considered are aligned with long-term projections prepared by qualified third parties. However, the supply and demand dynamics of the products marketed by the Company could generate a decrease in prices, negatively affecting estimated future revenues. This valuation considered a long-term price of US$15,000/MT of lithium carbonate equivalent.

•Operational costs and expenses: The Company made this projection based on current operating costs, incorporating increases estimated by Management for the Salar Futuro project. Changes in the cost of supplies, legislation or in the way the Company operates could affect the future cost structure.

•Projected capital expenditures and costs: The projection considers capital expenditures and costs related to the Salar Futuro project, which considers the implementation of technological changes in lithium extraction. Changes in environmental feasibility or impact could lead to modifications in the considerations used in the projection. This valuation considered project sustainability and development investments between approximately US$400 million and US$1.100 million per year.

•Lease payments to Corfo, regional governments, municipalities and contributions to communities, under current agreements.

The fair value of intangible assets relating to the 2031-2060 Corfo Contract is considered level 3, as described in note 12.7.

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
The exception to the foregoing relates to deferred taxes, which are classified as non-current regardless of their maturity, and to inventories which are classified as current assets when the company expects to realize the asset or intends to sell or consume it within its normal operating cycle.
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

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024

Brazilian real	5.49	6.18	5.45	6.10
New Peruvian sol	3.36	3.77	3.37	3.73
Japanese yen	156.36	157.21	155.88	153.66
Euro	0.85	0.96	0.85	0.95
Mexican peso	17.96	20.55	18.07	20.23
Australian dollar	1.49	1.61	1.51	1.58
Pound Sterling	0.74	0.80	0.75	0.79
South African rand	16.58	18.82	16.83	18.19
Chilean peso	907.13	996.46	915.11	983.24
Chinese yuan	6.99	7.31	7.04	7.29
Indian rupee	89.78	85.53	90.02	84.95
Thai Baht	31.41	34.21	31.56	34.13
Turkish lira	42.93	35.33	42.68	34.96
Korean Won	1,439.32	1,472.30	1,466.06	1,438.07
Indonesian Rupiah	16,767.00	16,138.00	16,698.35	16,035.15
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	3.59	4.12	3.60	4.07
UF (*)	43.80	38.55	43.41	39.07
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

Other inflows (outflows) of cash from operating activities are composed as follows:

For the year ended	December 31, 2025	December 31, 2024	December 31, 2023
Banking expenses	(3,564)	(11,046)	(15,603)
Tax credits	(8,461)	(6,255)	(3,353)
Government grants	1,143	13,076	24,387
Value added tax	257,227	61,426	(298,076)
Debt issuance costs	(10,616)	(23,091)	(18,346)
Others	1,735	—	—
	237,464	34,110	(310,991)
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
After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows:
(a)Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents; (ii) related party receivables; (iii) trade debtors and (iv) other receivables.
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
(ii)Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income".
(c)Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement of income but to retained earnings when realized.

3.6    Financial assets impairment
The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost.The impairment method used depends on whether there has been a significant increase in credit risk.
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
Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities.
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
The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.
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
The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the "Cash flow hedges" section of the statement of comprehensive income, depending on the specific case.
Fair value estimates for disclosure purposes
•Cash equivalent approximates fair value due to the short-term maturities of these instruments.
•Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•Payables, current lease liabilities and other current financial liabilities fair value equal to book value due to the short-term maturity of these accounts.
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
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2025, and 2024, the Company does not have any embedded derivatives.
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
3.15    Inventory measurement
The method used to determine the cost of inventories is the weighted average monthly cost by warehouse. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

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
Inventories of raw materials, materials and supplies for production are recorded at acquisition cost and recognized as current inventories when they are expected to be used within 12 months; they are classified as non-current inventories when the expected consumption timeline exceeds 1 year. Cyclical inventories checks are continuously conducted at warehouses, and general inventory checks occur every three years. Any discrepancies are recognized upon detection.
3.16    Non-controlling interests
Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.
3.17    Related party transactions
Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. The definition of related parties is based on IAS 24 "Related Party Disclosures".
3.18    Property, plant and equipment
Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.
In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:
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
(b)The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.

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
Spare parts and other materials are recognized as fixed assets when they meet the definition of property, plant and equipment.
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
3.19    Depreciation of property, plant and equipment
Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually.
Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.
In January 2024, Nova Andino Litio SpA revised its accounting estimate for the residual values of property, plant and equipment related to carbonate production at Salar del Carmen. As a result of this, the residual value of these assets increased from 40% to 70% based on the projected net asset value through December 31, 2030. As of December 31, 2024, the effect of this change had an impact on financial statements, specifically US19.7 million less in depreciation.

As a result of the Partnership Agreement with Codelco and the extension of extraction in OMA properties in the Salar de Atacama until 2030, Nova Andino Litio SpA discontinued the use of the aforementioned residual value as of January 1, 2026. Likewise, the useful lives of the assets with the aforementioned residual value associated with them were extended to their actual technical lives as of January 2026 (prior to the agreement, the useful lives were limited to 2030).

Useful lives at beginning of year are:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	15	8
Buildings	3	25	12
Supplies and accessories	4	15	8
Office equipment	5	10	9
Transport equipment	7	20	9
Network and communication equipment	4	15	8
IT equipment	3	11	7
Machinery, plant and equipment	3	28	11
Other fixed assets	3	20	9

Useful lives at the end of the year are:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	3	16	7
Energy generating assets	3	6	5
Buildings	1	45	9
Supplies and accessories	2	15	7
Office equipment	3	10	8
Transport equipment	2	17	5
Network and communication equipment	3	13	9
IT equipment	2	13	6
Machinery, plant and equipment	1	34	8
Other fixed assets	1	32	7

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.
3.20    Goodwill
Goodwill acquired represents the excess in acquisition cost on the fair value of the Company’s ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
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
Expenses related to the development or maintenance of IT programs are recognized as an expense and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.
The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.
(d)Mining property and concession rights
The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets.
The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.
(e) 2031-2060 Corfo Contract

As a result of the valuation of the Corfo Contract 2031-2060, mentioned in Notes 2.7, an intangible asset has been recognized with a value of ThUS$2,388,252, which will be amortized from January 1, 2031 to December 31, 2060. See Notes 2.7 and 14.

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	Indefinite	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (Due 2030)	5 years	5 years
Mining rights	Unit-production method
Intellectual property	8 years	14 years
IT programs	1 year	6 years

3.22    Research and development expenses
Research and development expenses are recognized to the statement of income in the period in which the expenditure was incurred.
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
Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function.
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
3.25    Dividend
Recognition of a dividend liability
A liability for a dividend payment is recognized when the dividend is duly authorized and is not at the entity's discretion. This corresponds to the date on which:

(a) The dividend declaration made, for example, by the Board of Directors, receives approval from the appropriate authority, such as the shareholders and/or as defined by contract or

(b) The dividend is declared.

For disclosures related to the Agreement with Codelco, see note 19.8.

Minimum Dividend
As required by Chilean law and regulations, our dividend policy is established by the Board of Directors and announced at the Annual Ordinary Shareholders’ Meeting. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 19.5).
3.26    Earnings per share
The basic earnings per share amounts are calculated by dividing the net income for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Earnings per Share	For the year ended December 31
	2025	2024	2023

Net income attributable to the owners of the parent (ThUS$)	588,138	685,117	923,191
Weighted average number of shares	285,637,916	285,637,916	285,638,456
Basic earnings per share (US$)	2.0590	2.3986	3.2320
Net income attributable to the owners of the parent (ThUS$)	588,138	685,117	923,191
Weighted average number of shares	285,637,916	285,637,916	285,638,456
Diluted earnings per share (US$)	2.0590	2.3986	3.2320

Series A common shares	142,819,012	142,819,012	142,819,552
Series B common shares	142,818,904	142,818,904	142,818,904
Total weighted average number of shares	285,637,916	285,637,916	285,638,456

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2025, 2024 and 2023.
3.27    Other provisions
Provisions are recognized when:
•The Company has a present, legal or constructive obligation as the result of a past event.
•It is more likely than not that certain resources must be used, to settle the obligation.
•A reliable estimate can be made of the amount of the obligation.
In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.
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
These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.
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
Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method.
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

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•Assumptions used in determining the fair value of the Corfo–Tarar contracts that were acquired and valued by the Company in the merger by absorption described in notes 2.7.
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

Control over Nova Andino Litio SpA
Consequent to the Partnership Agreement with Codelco and the implementation of the shareholders’ agreement, the Company concludes that it will maintain control of Nova Andino Litio SpA during the first period (2025-2030), in accordance with IFRS 10, even though it does not have majority voting rights over this entity. This is due to the fact that under the established decision-making mechanisms, decisions on relevant business activities are made by the Board of Directors composed of 6 members (three appointed by SQM Group and three by Codelco), and the Company’s Directors have the casting vote in the event of a tie. Decisions agreed by the shareholders are excluded from this mechanism. However, management has determined that such matters represent protective rights and are not decisions that significantly affect Nova Andino’s business returns.
Additionally, in accordance with IFRS 10, SQM Group is primarily exposed to the variable returns of the business during this period, since, as explained in the Agreement’s dividend distribution mechanics (See notes 19.8), SQM Group has a majority share in the dividends derived from production between 2025 and 2030. Consequently, Nova Andino Litio SpA is consolidated in the Company’s financial statements.
Starting in the second period (2031-2060), the corporate governance structure is amended in accordance with the shareholders’ agreement: the Board of Directors increases to 7 members, the Chair is appointed by Codelco, and decisions are adopted by simple majority—except reserved matters, which require 5 votes. By making these changes at the beginning of the second period, the mechanism that gave the Company effective control over Nova Andino Litio SpA is determined to have been eliminated. From that date forth, Codelco assumes control.
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

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company's large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2024, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2024, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2024.
Bank promissory notes: Negotiable promissory notes issued by a bank, payable upon maturity at the request of clients to guarantee the Company's collection. Bank promissory notes are accepted based on the classification used by the industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.
The classification used for bank promissory notes is as follows:
–S: Large Banks
–T: Small-to-medium-sized banks
–T1: Financial services companies
–Others

ICBC Classification	As of December 31, 2025	As of December 31, 2024
S	272	5,894
T	15,530	13,626
T1	7	12,744
Others	17	7,476
Total	15,826	39,740
Financial investments correspond to time deposits with maturities greater than 90 days and less than 360 days from the investment date, which limits the exposure to market risk. Counterparty risk arising from financial operations is continuously evaluated for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-	-	125,673
Scotiabank Chile	Time deposits	-	-	F1+	50,260
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	49,226
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	45,132
HDFC Bank Ltd.	Time deposits	P-3	A-2	-	298
KBC Bank N.V.	Time deposits	P-2	A-2	F1	26,056
Banco Estado	Time deposits	P-1	A-1	-	30,052
Banco de Chile	Time deposits	P-1	A-1	-	2,803
Banco Crédito e Inversiones	Investment fund	AA+	-	-	1,379
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	143,287
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	107,614
Total					581,780
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	122,941
Banco Santander	Time deposits	P-1	A-	-	221,913
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	241,602
Scotiabank Chile	Time deposits	-	-	F1+	283,498
Banco de Crédito e inversiones Miami	Time deposits	-	-	F1+	30,798
Santander US	Time deposits	P-1	A-1	F1	20,910
Banco Itaú Brasil	Time deposits	-	-	B	113
Banco Estado	Time deposits	P-1	A-1	-	30,556
Banco Consorcio	Time deposits	-	BBB	F3	17,401
Total					969,732

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	104,542
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,003
Banco Estado	Time deposits	P-1	A-1	F2	104,084
Banco de Chile	Time deposits	P-1	A-1	-	6,307
Scotiabank Chile	Time deposits	-	-	F1+	106,564
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,997
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,974
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	122,337
Total					451,808
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	174,684
Banco Estado	Time deposits	P-1	A-2	F2	90,975
Banco Santander	Time deposits	P-1	A-1	F1	415,851
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	66,166
Scotiabank Chile	Time deposits	-	-	F1+	240,164
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	51,025
KBC Bank	Time deposits	-	A-2	F1	22,397
Total					1,061,262

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
A significant portion of the Company’s costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company’s statement of income. By the fourth quarter of 2025, approximately US$988 million accumulated in expenses are associated with the Peso.
As of December 31, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net asset fair value of US$12.76 million, this variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2024, these instruments corresponds to a net liability amounting US$25.83 million.
Furthermore, on of December 31, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net liability fair value of US$23.42 million. As of December 31, 2024, a net asset fair value was recognized relating to these instruments for an amount of US$15.40 million.
To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of December 31, 2025 (at the absolute value of the sum of their notional values): US$601.42 million CLP/US derivative contracts, US$36.21 million Euro/US dollar derivative contracts, US$27.77 million in South African rand/US dollar derivative contracts, US$423.73 million in Chinese renminbi/US dollar derivative contracts, US$39.73 million in Australian dollar/US dollar derivative contracts and US$9.21 million in other currencies.
These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2025.

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-1	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

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

As of December 31, 2025, approximately 6.4% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives.
(d)Liquidity risk
Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio2, which enables it to cover current obligations with clearance. (As of December 31, 2025 this was 3.27 and 2.51 for December 31, 2024).
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
The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2025, the Company had unused, available revolving credit facilities with banks, for a total of US$1,740 million.
Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

The following table shows the maturity profile of the financial liabilities according to their contractual flows.

	Nature of undiscounted cash flows
As of December 31, 2025	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	679.70	435.70	202.40	89.70	727.80
Unsecured obligations	4,034.20	534.50	1,994.80	3,139.70	5,669.00
Sub total	4,713.90	970.20	2,197.20	3,229.40	6,396.80
Hedging liabilities	32.00	22.90	12.10	—	35.00
Derivative financial instruments	4.10	4.10	—	—	4.10
Sub total	36.10	27.00	12.10	—	39.10
Current and non-current lease liabilities (1)	72.98	23.58	50.15	1.31	75.04
Trade accounts payable and other accounts payable	384.22	384.22	—	—	384.22
Total	5,207.20	1,405.00	2,259.45	3,230.71	6,895.16

(1) Leases subject to variability are not included.
2 All current assets divided by all current liabilities.

	Nature of undiscounted cash flows
As of December 31, 2024	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(figures expressed in millions of US dollars)
Bank borrowings	984.80	907.07	77.49	71.89	1,056.45
Unsecured obligations	3,815.34	433.76	1,258.08	3,355.57	5,047.41
Sub total	4,800.14	1,340.83	1,335.57	3,427.46	6,103.86
Hedging liabilities	28.76	6.40	40.33	10.34	57.07
Derivative financial instruments	0.16	0.16	—	—	0.16
Sub total	28.92	6.56	40.33	10.34	57.23
Current and non-current lease liabilities (1)	83.81	25.12	62.49	0.67	88.28
Trade accounts payable and other accounts payable	471.45	471.45	—	—	471.45
Total	5,384.32	1,843.96	1,438.39	3,438.47	6,720.82
(1) Leases subject to variability are not included.
As of December 31, 2025, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 356,217 (ThUS$ 374,140 as of December 31, 2024).
4.3    Financial risk management
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Note 5    Separate information on the main office, parent entity and joint action agreements
5.1    Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Assets	10,801,540	9,794,433
Liabilities	(5,110,278)	(4,633,614)
Equity	5,691,262	5,160,819
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

Note 6    Board of Directors, Senior Management and Key management personnel
6.1    Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Director’s Committee which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024 which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:
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
-Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing.There were no transactions between the Company, its directors and senior management for the three years ended December 31, 2025.
(b)Board of Directors’ Compensation
Board members’ compensation for 2025, that is from May 2025 to April 2026, was determined by the Annual General Shareholders Meeting held on April 25, 2025. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chair of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chair and Vice President of the board of Directors, equivalent to 0.12% of the net income before tax earned by the Company (the "Profit) during the respective business year for each; and
(iii)A variable gross amount payable to each Company director, excluding the Chair and Vice President of the board of directors, equivalent to 0.06% of the net income for the respective fiscal year.
Compensation of the Board for 2024, that is from May 2024 to April 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chair of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chair and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)A variable gross amount payable in local currency to each Company directors, excluding the Chair and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.
The maximum limit on directors' 2024 variable compensation will be set at 110% of the amount of variable compensation paid to the Company's directors for the 2023 fiscal year.

The aforementioned fixed and variable amounts shall not be challenged, and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2025, amounted to ThUS$ 8,270 and as of December 31, 2024 to ThUS$ 7,653, and as of December 31, 2023 to ThUS$ 7,516.

(c)Directors’ Committee compensation
Compensation for the Directors' committee is the same for 2025, 2024 and 2023, as follows:
(i)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2025 businnes year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2025
For calculation of the variable compensation for 2024, that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company's directors as variable compensation for the 2023 business year.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.
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
(iii)There are also long-term bonuses for Company executives (see Note 17.6).
(h)Guarantees pledged in favor of the Company’s management
No guarantees have been pledged in favor of the Company’s management.
(i)Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.
Management and Directors do not receive or have not received any benefit during the years ended December 31, 2025, 2024 and 2023 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.
6.2    Key management personnel compensation
As of December 31, 2025, and 2024, the number of the key management personnel is 186 and 176, respectively.

Key management personnel compensation	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$
Key management personnel compensation	47,109	31,061	37,418
Please also see the description of the compensation plan for executives in Note 17.6.

Note 7    Equity-accounted investees
7.1    Investments in associates recognized according to the equity method of accounting

	Equity-accounted investees		Share in income of associates accounted for using the equity method			Share in other comprehensive income of associates accounted for using the equity method			Share in total comprehensive income of associates accounted for using the equity method
Associate	As of December 31, 2025	As of December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	19,611	17,470	4,761	5,721	3,733	—	—	—	4,761	5,721	3,733
Ajay Europe SARL	9,460	6,403	3,065	3,387	4,013	1,675	(643)	382	4,740	2,744	4,395
SAS Adionics (1)	17,177	—	(1,510)	(763)	(985)	2,427	—	—	917	(763)	(985)
Total	46,248	23,873	6,316	8,345	6,761	4,102	(643)	382	10,418	7,702	7,143
(1) See Notes 7.3 a) and 12.1

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	December 31, 2025	December 31, 2024	December 31, 2023
					ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	—	—	633
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	4,291	2,799	4,013
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	2,877	3,049	4,682
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	—	—	—
Total					7,168	5,848	9,328
7.2    Assets, liabilities, revenue and expenses of associates
The information disclosed reflects the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

	As of December 31, 2025				For the year ended December 31, 2025
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	34,056	17,670	11,770	—	69,395	9,717	—	9,717
Ajay Europe SARL	28,497	3,503	13,063	—	66,346	6,130	48	6,178
SAS Adionics	8,569	12,184	4,639	1,922	1,384	(7,551)	—	(7,551)
Total	71,122	33,357	29,472	1,922	137,125	8,296	48	8,344

	As of December 31, 2024				For the year ended December 31, 2024
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	28,246	16,438	9,032	—	72,487	11,677	—	11,677
Ajay Europe SARL	27,615	3,953	18,762	—	68,962	6,772	(23)	6,749
Total	55,861	20,391	27,794	—	141,449	18,449	(23)	18,426

	For the year ended December 31, 2023
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Associate
	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	60,019	7,617	—	7,617
Ajay Europe SARL	73,952	8,025	12	8,037
SAS Adionics	4,156	(4,924)	—	(4,924)
Electric Era Technologies, Inc.	674	(3,177)	—	(3,177)
Altilium Metals Ltd	—	(1,912)	—	(1,912)
Total	138,801	5,629	12	5,641
7.3    Disclosures regarding interests in associates
(a)Transactions for the year ended December 31, 2025:

•During the first quarter of 2025, the Company reclassified the investment held in SAS Adionics from "Other non-current financial assets" to "Investment accounted for under the equity method". It was assessed in accordance with the requirements of IAS 28 and classified as an associate, primarily for two reasons:

a) A 20% ownership interest
b) The appointment of one director by SQM.
(b)Transactions for the year ended December 31, 2024:
•As of December 31, 2024, the investment held in SAS Adionics, amounting to ThUS$ 18,756, was presented under "Other non-current financial assets".
(c)Transactions for the year ended December 31, 2023:
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

Note 8    Joint Ventures
8.1    Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2025	As of December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	8,422	148	2,491	(6,564)
Pavoni & C. Spa	8,390	7,508	274	189	396
Covalent Lithium Pty Ltd. (1)	—	—	—	(758)	107
Pirra Lithium Pty Ltd.	—	3,535	—	—	—
Azure Minerals	576,303	542,456	—	—	—
SH Mining Pty	258	—	—	—	—
Total	584,951	561,921	422	1,922	(6,061)

(1) Investments accounted for using the equity method with a negative value are included within “Other non-current provisions” in the amount of ThUS$770 as of December 31, 2025, ThUS$1,259 as of December 31, 2024 and ThUS$766 as of December 31, 2023. The effects resulting from the share in the profit (loss) of this joint venture for the years ended December 31, 2025 and 2024 for an amount to ThUS$(132) and ThUS$758 and are included within “other (losses) gains”.

	Share on other comprehensive income joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	(577)	2,450	148	1,914	(4,114)
Pavoni & C. Spa	584	(276)	139	858	(87)	535
Covalent Lithium Pty Ltd. (*)	(13)	265	1,583	(13)	(493)	1,690
Pirra Lithium Pty Ltd.	7	—	—	7	—	—
Azure Minerals	31,940	—	—	31,940	—	—
SH Mining Pty	—	—	—	—	—	—
Total	32,518	(588)	4,172	32,940	1,334	(1,889)

The following companies were included in the consolidation:

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2025	As of December 31, 2024	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Perú S.A.C. (*)	—	—	—	(866)	(2,302)
Total	—	—	—	(866)	(2,302)

	Share on other comprehensive income of joint ventures accounted for using the equity method			Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Perú S.A.C. (*)	—	—	—	—	(866)	(2,302)
Total	—	—	—	—	(866)	(2,302)

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (***)	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	2,511	12,500	—
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania -CT, Sicilia	Italy	50%	—	218	—
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	—	—	—
SQM Vitas Perú S.A.C. (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	—%	—	—	—
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets..	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40.0%	—	—	—
Azure Minerals (**)	In charge of the development of the world-class Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50.0%	—	—	—
Total					2,511	12,718	—
(*) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company.
(**) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.
(***) On November 30, 2025, SQM Vitas Fzco was liquidated.
8.2    Assets, liabilities, revenue and expenses from joint ventures
The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not the Company's share of those amounts.

	As of December 31, 2025				For the year ended December 31, 2025
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	—	—	—	—	—	—	—	—
Pavoni & C. Spa (*)	14,039	7,596	10,326	942	25,529	549	599	1,148
Covalent Lithium Pty Ltd.	14,035	711	13,366	2,919	—	303	—	303
Azure Mineral	16,490	7,167	3,699	43,429	—	(3,999)	—	(3,999)
Total	44,564	15,474	27,391	47,290	25,529	(3,147)	599	(2,548)

	As of December 31, 2024				For the year ended December 31, 2024
	Assets		Liabilities			Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture	Current	Non-current	Current	Non-current	Revenue
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,882	—	38	—	—	(5,970)	—	(5,970)
SQM Vitas Perú S.A.C. (*)	39,072	8,578	33,547	196	17,672	1,731	—	1,731
Pavoni & C. Spa (*)	11,416	5,919	7,855	877	23,878	379	(229)	150
Covalent Lithium Pty Ltd.	10,576	915	11,868	2,141	—	(1,516)	—	(1,516)
Pirra Lithium Pty Ltd.	2,720	2,006	10	—	—	3	—	3
Azure Mineral	32,907	9,071	3,561	24,254	—	—	—	—
Total	113,573	26,489	56,879	27,468	41,550	(5,373)	(229)	(5,602)

	For the year ended December 31, 2023
	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
Joint Venture
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	—	359	—	359
SQM Vitas Brasil Agroindustria	—	—	—	—
SQM Vitas Perú S.A.C. (*)	53,477	(4,603)	—	(4,603)
Pavoni & C. Spa (*)	21,439	792	115	907
Covalent Lithium Pty Ltd.	—	215	—	215
Total	74,916	(3,237)	115	(3,122)

(*) The numbers presented do not consider consolidation adjustments (unrealized income).

8.3    Other joint venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	10,807	—	—	—	—
SQM Vitas Brasil Agroindustria	—	—	—	—	—	—
SQM Vitas Perú S.A.C.	—	1,092	—	—	—	—
Pavoni & C. Spa	710	493	4,924	2,809	—	—
Covalent Lithium Pty Ltd.	2,150	1,403	—	—	—	—
Pirra Lithium Pty Ltd.	—	2,718	—	—	—	—
Azure Minerals	15,423	26,678	—	—	—	—
Total	18,283	43,191	4,924	2,809	—	—

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	—	—	(1)	—	—
SQM Vitas Brasil Agroindustria	—	—	—	—	—	—
SQM Vitas Perú S.A.C.	—	(109)	—	(70)	—	(342)
Pavoni & C. Spa	(231)	(99)	(523)	(375)	(227)	(184)
Covalent Lithium Pty Ltd.	(26)	(252)	(12)	(20)	(149)	(1,364)
Pirra Lithium Pty Ltd.	—	—	—	—	—	—
Azure Minerals	—	—	—	—	—	—
Total	(257)	(460)	(535)	(466)	(376)	(1,890)
8.4    Disclosure of interests in joint ventures

a)Transactions conducted in 2025

•During the first quarter of 2025, the investment in Pirra Lithium Pty Ltd was reclassified as a subsidiary. During the first quarter of 2025, the ownership interest in Pirra Lithium Pty Ltd increased from 40% to 80% for a consideration of ThUS$ 2,613. The purchase price was based on the historical book value.
•On November 30, 2025, the joint venture SQM Vitas Fzco was liquidated.

b)Transactions in the year 2024
•On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116.

•On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2024, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 12.1.
c) Transactions in the year 2023
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
8.5    Joint Operations
In 2017, the Company acquire 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. See note 2.6 letter a).

Note 9    Cash and cash equivalents
9.1    Types of cash and cash equivalents
As of December 31, 2025 and 2024, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash on hand	5	663
Cash in banks	1,168,536	925,380
Total Cash	1,168,541	926,043

Cash equivalents	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	329,500	322,500
Short-term investments, classified as cash equivalents	252,280	129,308
Total cash equivalents	581,780	451,808
Total cash and cash equivalents	1,750,321	1,377,851
9.2    Short-term investments, classified as cash equivalents
As of December 31, 2025 and 2024, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	107,614	122,337
JP Morgan US dollar Liquidity Fund Institutional	143,287	1,974
Banco Crédito e Inversiones	1,379	4,997
Total	252,280	129,308

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

As of December 31, 2025 and 2024, pledged assets are as follows:

Restricted cash balances	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	1,114	942
Total	1,114	942
9.4    Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2025
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Dollar	0.40%	10-16-2025	01-08-2026	21,033	216	21,249
Banco Crédito e Inversiones	Fixed term	Dollar	0.40%	12-29-2025	01-13-2026	9,988	4	9,992
Banco Crédito e Inversiones	Fixed term	Dollar	0.39%	12-29-2025	01-28-2026	17,978	7	17,985
Banco Estado	Fixed term	Dollar	0.49%	12-18-2025	01-20-2026	15,000	31	15,031
Banco Estado	Fixed term	Dollar	0.20%	12-22-2025	01-05-2026	15,000	21	15,021
Banco Itaú CorpBanca	Fixed term	Dollar	0.41%	11-18-2025	02-12-2026	10,197	61	10,258
Banco Itaú CorpBanca	Fixed term	Peso	0.42%	12-15-2025	01-28-2026	14,078	34	14,112
Banco Itaú CorpBanca	Fixed term	Peso	0.41%	10-28-2025	01-22-2026	10,362	91	10,453
Banco Itaú CorpBanca	Fixed term	Dollar	0.41%	11-21-2025	02-19-2026	10,252	57	10,309
Banco Santander	Fixed term	Dollar	0.41%	11-17-2025	01-28-2026	10,164	62	10,226
Banco Santander	Fixed term	Dollar	0.40%	12-23-2025	01-07-2026	14,981	18	14,999
Banco Santander	Fixed term	Peso	0.43%	12-22-2025	01-21-2026	50,158	66	50,224
Banco Santander	Fixed term	Peso	0.48%	12-22-2025	01-21-2026	50,158	66	50,224
Banco de Chile	Fixed term	Dollar	0.48%	12-23-2025	01-02-2026	1,800	2	1,802
Banco de Chile	Fixed term	Dollar	0.47%	12-24-2025	01-02-2026	1,000	1	1,001
HDFC Bank Ltd.	Fixed term	Dollar	0.46%	12-02-2025	03-01-2026	295	3	298
KBC Bank N.V.	Fixed term	Euro	0.14%	12-31-2025	03-31-2026	5,056	—	5,056
KBC Bank N.V.	Fixed term	Dollar	0.28%	12-31-2025	03-31-2026	21,000	—	21,000
Scotiabank Chile	Fixed term	Dollar	0.47%	12-29-2025	01-05-2026	900	—	900
Scotiabank Chile	Fixed term	Peso	0.47%	12-26-2025	01-02-2026	992	1	993
Scotiabank Chile	Fixed term	Peso	0.47%	12-29-2025	01-05-2026	992	—	992
Scotiabank Chile	Fixed term	Peso	0.47%	12-30-2025	01-06-2026	551	—	551
Scotiabank Chile	Fixed term	Dollar	0.41%	12-01-2025	01-28-2026	18,424	78	18,502
Scotiabank Chile	Fixed term	Dollar	0.43%	12-30-2025	01-14-2026	18,037	5	18,042
Scotiabank Chile	Fixed term	Dollar	0.40%	11-18-2025	02-05-2026	10,219	61	10,280
Total						328,615	885	329,500

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2024
						ThUS$	ThUS$	ThUS$
Banco de Chile	Fixed term	Dollar	0.43%	12-03-2024	01-06-2025	1,000	4	1,004
Banco de Chile	Fixed term	Dollar	0.08%	12-27-2024	01-03-2025	5,300	3	5,303
Banco Estado	Fixed term	Dollar	0.45%	12-10-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.40%	12-13-2024	01-13-2025	1,000	2	1,002
Banco Estado	Fixed term	Dollar	0.36%	12-16-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.27%	12-23-2024	01-13-2025	2,000	2	2,002
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Estado	Fixed term	Dollar	0.34%	12-26-2024	01-21-2025	50,000	39	50,039
Banco Crédito e Inversiones	Fixed term	Dollar	0.46%	12-09-2024	01-13-2025	1,000	3	1,003
Banco Santander	Fixed term	Dollar	0.25%	12-24-2024	01-13-2025	500	—	500
Banco Santander	Fixed term	Dollar	0.09%	12-27-2024	01-03-2025	4,500	2	4,502
Banco Santander	Fixed term	Peso	0.44%	12-26-2024	01-14-2025	99,452	88	99,540
Scotiabank Chile	Fixed term	Dollar	0.32%	12-19-2024	01-13-2025	500	1	501
Scotiabank Chile	Fixed term	Dollar	0.18%	12-30-2024	01-13-2025	800	—	800
Scotiabank Chile	Fixed term	Peso	0.10%	12-26-2024	01-02-2025	2,509	2	2,511
Scotiabank Chile	Fixed term	Peso	0.10%	12-27-2024	01-03-2025	1,806	1	1,807
Scotiabank Chile	Fixed term	Peso	0.10%	12-30-2024	01-06-2025	1,505	—	1,505
Scotiabank Chile	Fixed term	Peso	0.45%	12-26-2024	01-28-2025	99,352	88	99,440
Total						322,224	276	322,500
Note 10    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	299,261	150,126
Products-in-progress	603,903	698,134
Finished product	900,314	853,925
Total	1,803,478	1,702,185
As of December 31, 2025 and 2024, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 467,923 and ThUS$ 462,451 (including products in progress) respectively. As of December 31, 2025, bulk inventories recognized within work in progress were ThUS$ 162,934, while as of December 31, 2024 this value amounted to ThUS$ 249,105. As of December 31, 2025, bulk inventories recognized as part of finished products amounted to ThUS$ 243,756 (as of December 31, 2024, this value amounted to ThUS$ 138,625).
Current inventory provisions recognized at December 31, 2025 and 2024, amount to ThUS$ 111,437 and ThUS$ 114,632, respectively. For finished goods and work in progress, the provisions recorded include those associated with the lower value of the inventory (considering lower realizable value, uncertain future use, reprocessing costs for products outside specification, etc.), which differs from inventories and potential errors in inventory determination (e.g., errors of topography, grade, humidity, etc.). (See Note 3.15).
For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	16,571	5,082
Products-in-progress	72,477	75,100
Finished product	22,389	34,450
Total	111,437	114,632
The Company has not pledged inventory as collateral for the periods indicated above.
As of December 31, 2025, and 2024, movements in provisions are detailed as follows:

Reconciliation	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Beginning balance	114,632	133,768	104,057
Decrease (increase) in carrying amount	(13,968)	(14,517)	32,926
Additional Provision Differences of Inventory	(288)	171	455
Reclassification of provision for long-term materials	13,713	—	—
Provision Used	(2,652)	(4,790)	(3,670)
Total changes	(3,195)	(19,136)	29,711
Final balance	111,437	114,632	133,768
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
11.3    Detailed identification of related parties and subsidiaries
As of December 31, 2025 and 2024, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio SpA (6)	Chile	Dollar	Subsidiary
79.770.780-5	Serv. Integrales de Tránsito y Transferencia S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
79.876.080-7	Almacenes y Depósitos Ltda. (18)	Chile	Peso	Subsidiary
79.626.800-K	Nova Andino Litio SpA (7) (24)	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MAG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (8)	Chile	Dollar	Subsidiary
78.009.141-K	SQM Lab SpA (17)	Chile	Dollar	Subsidiary
76.641.889-9	SQM Nueva Industrial III SpA (22)	Chile	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	RS Agro Chemical Trading Corporation A.V.V. (2)	Aruba	Dollar	Subsidiary
Foreign	Nitratos Naturais do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQMC Holding Corporation.	United States of America	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V. (3)	Aruba	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Nitratos México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Holland	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM África Pty Ltd.	South Africa	Dollar	Subsidiary

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	SQM Oceanía Pty Ltd.	Australia	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited (15)	Thailand	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Australia Pty	Australia	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	Soquimich LLC	South Korea	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Holland	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda.	Brazil	Dollar	Subsidiary
Foreign	Blue Energy Business and Trade (Shanghai) Co., Ltd. (4)	China	Dollar	Subsidiary
Foreign	SQM Comercial Perú S.A.C. (5)	Peru	Dollar	Subsidiary
Foreign	SQM India Private Limited (9)	India	Indian Rupee	Subsidiary
Foreign	Sichuan Dixin New Energy Co., Ltd. (10)	China	Chinese Yuan	Subsidiary
Foreign	SQM (Shanghai) Industrial Co, Ltd. (11)	China	Dollar	Subsidiary
Foreign	SQM Lithium Europe NV (12)	Belgium	Dollar	Subsidiary
Foreign	SQM Lithium North America Corporation (13)	United States of America	Dollar	Subsidiary
Foreign	Sociedad Química y Minera Maroc (14)	Morocco	Moroccan Dirham	Subsidiary
Foreign	SQM Lithium Japan Co, Ltd. (16)	Japan	Dollar	Subsidiary
Foreign	Harding Battery Minerals (Novo JV)	Australia	Dollar	Subsidiary
Foreign	Pirra Lithium Pty Ltd (19)	Australia	Australian Dollar	Subsidiary
Foreign	SQM Hellas A.E. (20)	Grecee	Dollar	Subsidiary
Foreign	SQM Canada Inc. (21)	Canada	Dollar	Subsidiary
Foreign	Ajay North America	United States of America	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates Dirham	Associate
Foreign	SQM Vitas Fzco (23)	United Arab Emirates	Arab Emirates Dirham	Joint venture
Foreign	Pavoni & C, SpA.	Italy	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian Dollar	Joint venture
Foreign	Azure Minerals	Australia	Australian Dollar	Joint venture
Foreign	SH Mining Pty Ltd	Australia	Australian Dollar	Joint venture
Foreign	SQM Vitas Brasil Agroindustria	Brazil	Brazilian real	Other related parties
77.780.914-8	Salares de Chile SpA	Chile	Dollar	Other related parties
_______________________________________________
(1)SQM has control over the management of Comercial Agrorama Ltda.
(2)RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(3)Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024.
(4)Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024.
(5)On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C.
(6)On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA.
(7)On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA.
(8)On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA.
(9)The subsidiary SQM India Private Limited was incorporated on April 22, 2024.
(10)The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024.
(11)SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024.
(12)On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated.
(13)On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated.
(14)On July 18, 2024, Sociedad Química y Minera Maroc was incorporated.
(15)In the fourth quarter of 2024, SQM Thailand Limited was liquidated.
(16)On October 2024 the subsidiary SQM Lithium Japan Co. Ltd. was incorporated.
(17)On December 16, 2024, the subsidiary SQM Lab SpA was incorporated.
(18)On February 21, 2025 Almacenes y Depósitos Ltda. was dissolved.
(19)On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total capital interest to 80%.Lithium Japan
(20)On March 12, 2025, SQM Hellas A.E. was incorporated,
(21)On May 14, 2025, Sociedad SQM Canada Inc. was incorporated.
(22)On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated.
(23)On November 30, 2025, SQM Vitas Fzco. was liquidated.
(24)On December 27, 2025, SQM and Codelco formed a partnership, and as a result of this agreement, SQM Salar SpA (in the same merger act) changed its corporate name to “Nova Andino Litio SpA”.

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties
N/A	Sociedad Contractual Minera Capricornio	Chile	Peso	Other related parties

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
For the period ended December 31, 2025 and 2024, the detail of significant transactions involving amounts greater than ThUS$1,000 with "associates and Joint ventures" is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
					ThUS$	ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	40,702	51,838	45,314
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	2,877	3,049	4,682
Foreign	Ajay North America LL.C.	Associate	United States	Sale of products	39,117	50,593	30,791
Foreign	Ajay North America LL.C.	Associate	United States	Dividends	4,291	2,799	4,013
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	—	7,237	17,312
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	5,443	6,423	5,541
Foreign	Pavoni & CPA	Joint venture	Italy	Dividends	—	218	—
Foreign	SQM Vitas Fzco	Joint venture	United Arab Emirates	Dividends	2,511	12,500	—
11.5    Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	7,986	13,213
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	10,328	7,232
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	—	4
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	1,978	1,511
Foreign	Azure Minerals	Joint venture	Australia	Australian dollar	8,667	4,713
Foreign	SH Mining Pty Ltd	Joint venture	Australia	Australian dollar	7,840	2,033
Total					36,799	28,706
As of December 31, 2025 and 2024, receivables are net of provision for ThUS$ 247 and ThUS$ 668, respectively.

11.6    Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	5,818	4,438
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Dollar	—	5,827
77.780.914-8	Salares de Chile SpA	Other related parties	Chile	Dollar	47,588	—
Total					53,406	10,265
11.7    Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.
Note 12    Financial instruments
12.1    Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Financial assets at amortized cost (1)	969,732	1,061,262
Derivative financial instruments
-For hedging	1,698	15,405
-Non-hedging (2)	4,589	2,928
-Other financial instruments	622	—
Total other current financial assets	976,641	1,079,595
Financial assets at fair value through other comprehensive income (3) (4) (5) (6)	56,551	57,756
Derivative financial instruments
-For hedging	19,673	2,930
Other financial assets at amortized cost	20	20
Total other non-current financial assets	76,244	60,706

Institution	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Banco de Crédito e Inversiones	122,941	174,684
Banco Santander	221,913	415,851
Banco Itaú CorpBanca	241,602	66,166
Banco de Crédito e inversiones Miami	30,798	—
Banco Itaú Brasil	113	—
Scotiabank Chile	283,498	240,164
Santander US	20,910	—
Bank of Nova Scotia	—	51,025
KBC Bank	—	22,397
Banco Estado	30,556	90,975
Banco Consorcio	17,401	—
Total	969,732	1,061,262
________________________________________________
(1)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3).

(3)During the first quarter of 2023, the Company made an investment of ThUS$ 30,701 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange).
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
(4)    In the first quarter of 2024, the Company invested an additional ThUS$4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in this entity to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.
(5)    In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. During the second quarter of 2025, investment were acquired in Kite Magnetic Investment and Optigun OU for ThUS$ 2,315 and ThUS$ 3,195, respectively.
(6)    As of December 31, 2024, the investment in SAS Adionics was classified as other non-current financial assets. During the first quarter of 2025, this investment was reclassified to investments accounted for using the equity method. See note 7.

Considering that these investments (4) (5) and (6) are recent, their carrying amount is estimated to approximate their fair value.
12.2    Trade and other receivables

	As of December 31, 2025			As of December 31, 2024
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	586,136	—	586,136	537,552	—	537,552
Prepayments, current	45,271	—	45,271	33,737	—	33,737
Other receivables, current	16,179	3,295	19,474	23,063	2,727	25,790
Guarantee deposits (1)	1,469	—	1,469	11,785	—	11,785
Total trade and other receivables	649,055	3,295	652,350	606,137	2,727	608,864
See discussion about credit risk in Note 4.2.

	As of December 31, 2025			As of December 31, 2024
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	587,227	(1,091)	586,136	539,948	(2,396)	537,552
Prepayments, current	46,055	(784)	45,271	34,521	(784)	33,737
Other receivables, current	19,413	(3,234)	16,179	25,712	(2,649)	23,063
Guarantee deposits (1)	1,469	—	1,469	11,785	—	11,785
Other receivables, non-current	3,295	—	3,295	2,727	—	2,727
Total trade and other receivables	657,459	(5,109)	652,350	614,693	(5,829)	608,864
(1)During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.
The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 8,653 (see note 14, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$16,071 has been reimbursed. During April 2025, a total of CNY 80 million (ThUS$ 11,176) was repaid.

As of December 31, 2025, and 2024 the renegotiated portfolio represented 0% of total trade receivables.
(a)Impairment provision for doubtful receivables

As of December 31, 2025
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	0%	1%	2%	25%	—	—
Total Gross Book Value	550,656	27,683	3,192	2,167	3,529	587,227	37,046
Impairment Estimate	59	86	23	52	871	1,091	247

As of December 31, 2024
	Trade accounts receivable days past due						Trade receivables due from related parties
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	2%	5%	27%	—	—
Total Gross Book Value	512,474	16,619	6,294	558	4,003	539,948	29,374
Impairment Estimate	989	163	138	26	1,080	2,396	668
As of December 31, 2025, and 2024, movements in provisions are as follows:

Provisions	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	6,497	7,875	10,193
Impairment loss on accounts receivable for the period recognized in results	(976)	(639)	(202)
Write-off of receivables	—	(2,154)	(1,351)
Difference in exchange rate	(165)	1,415	(765)
Impairment provision of Accounts Receivable Provision at the end of the year	5,356	6,497	7,875
Trade and other receivables	1,091	2,396	3,245
Current other receivables	4,018	3,433	3,830
Trade receivables with related parties	247	668	800
Recovery of Insurrance	—	—	—

Impairment provision of Accounts Receivable	5,356	6,497	7,875

12.3    Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2025	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	1,698	30,237	—	—
Long term	19,673	1,791	—	—
Subtotal	21,371	32,028	(17,470)	6,813
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Short term	—	—	—	—
Long term	—	—	—	—
Subtotal	—	—	—	—
Underlying Investments Hedge	21,371	32,028	(17,470)	6,813
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	4,589	4,049	—	—
Underlying Investments Hedge	4,589	4,049	(1,971)	—
Total Instruments	25,960	36,077	(19,441)	6,813

As of December 31, 2024	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	15,405	7,316	—	—
Long term	2,930	21,440	—	—
Subtotal	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards
Non-hedging derivates disbursement SQM Australia Pty
Short term	—	—
Long term	—	—	—	—
Subtotal	—	—	—	—
Underlying Investments Hedge	18,335	28,756	10,018	(20,439)
Type of Instrument: Forwards/Options
Non-hedge derivates with effect on income
Short term	2,928	418	—	—
Underlying Investments Hedge	2,928	418	17,131	—
Total Instruments	21,263	29,174	27,149	(20,439)
________________________________________________

(*) The balances in the “Total Realized” column consider the effects of the contracts in effect from January 1 and December 31, 2025, and January 1 and December 31, 2024.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2024	Cash Flow	Income Statement	Equity and Others	As of December 31, 2025
Debt hedging derivatives	(25,826)	5,673	42,251	(9,335)	12,763
Investment hedging derivatives	15,405	585	(45,540)	6,130	(23,420)
Hedging derivatives – cash requirements for Australia’s business	—	—	—	—	—
Non-hedging derivatives	2,510	—	(1,970)	—	540

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash Flow	Income Statement	Equity and Others	As of December 31, 2024
Debt hedging derivatives	2,520	6,298	(47,238)	12,594	(25,826)
Investment hedging derivatives	(18,300)	(4,368)	37,938	135	15,405
Hedging derivatives – cash requirements for Australia’s business	1,437	—	—	(1,437)	—
Non-hedging derivatives	(14,275)	(345)	17,130	—	2,510
Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030
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
12.4    Financial liabilities
Other current and non-current financial liabilities
As of December 31, 2025, and 2024, the detail is as follows:

	As of December 31, 2025			As of December 31, 2024
Other current and non-current financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	379,667	293,291	672,958	847,963	129,683	977,646
Unsecured obligations	56,802	3,925,475	3,982,277	307,771	3,449,459	3,757,230
Derivative financial instruments
For hedging	30,237	1,791	32,028	7,316	21,440	28,756
Non-Hedging	4,049	—	4,049	418	—	418
Total	470,755	4,220,557	4,691,312	1,163,468	3,600,582	4,764,050

a)Bank borrowings, current:
As of December 31, 2025, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/22/2026	4.54%	3.62%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/22/2026	4.68%	3.62%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	10/15/2026	4.07%	4.07%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/06/2026	4.66%	4.66%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/02/2026	4.66%	4.66%
79.626.800-K	Nova Andino Litio SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	04/21/2026	4.72%	4.72%
79.626.800-K	Nova Andino Litio SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/18/2026	4.74%	4.74%
79.626.800-K	Nova Andino Litio SpA	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	06/11/2026	4.79%	4.79%
79.626.800-K	Nova Andino Litio SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	01/27/2026	4.85%	4.85%
79.626.800-K	Nova Andino Litio SpA	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	07/21/2026	4.58%	4.58%
79.626.800-K	Nova Andino Litio SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/21/2026	4.68%	4.68%

Debtor	Creditor	Nominal amounts as of December 31, 2025			Current amounts as of December 31, 2025
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	—	—	118	118	—	118
SQM S.A.	Banco Santander/Kexim	—	—	—	—	250	250	—	250
SQM S.A.	Banco Estado	—	40,000	40,000	—	40,321	40,321	—	40,321
SQM S.A.	Banco Itau	—	50,000	50,000	—	51,120	51,120	—	51,120
SQM Industrial S.A.	Banco Itau	—	50,000	50,000	—	51,120	51,120	—	51,120
Nova Andino Litio SpA	Banco BCI	—	70,000	70,000	—	71,844	71,844		71,844
Nova Andino Litio SpA	Banco BCI	—	14,000	14,000	—	14,258	14,258		14,258
Nova Andino Litio SpA	Scotiabank Chile	—	50,000	50,000	—	51,567	51,567		51,567
Nova Andino Litio SpA	Scotiabank Chile	50,000	—	50,000	51,843	—	51,843		51,843
Nova Andino Litio SpA	Banco Itau	—	26,000	26,000	—	26,490	26,490		26,490
Nova Andino Litio SpA	Banco Itau	—	20,000	20,000	—	20,736	20,736		20,736
Total		50,000	320,000	370,000	51,843	327,824	379,667	—	379,667

As of December 31, 2024

Debtor			Creditor			Currency or adjustment index
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country		Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/20/2025	5.93%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.27%	4.29%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/14/2025	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/21/2025	5.27%	5.27%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09/02/2025	4.95%	4.95%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07/10/2025	5.77%	5.77%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11%	6.11%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/25/2025	5.84%	5.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06/19/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/07/2025	5.89%	5.89%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/11/2025	5.53%	5.53%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/08/2025	5.22%	5.22%
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/17/2025	5.86%	5.86%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/06/2025	6.06%	6.06%
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10%	6.10%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08/08/2025	5.34%	5.34%
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/16/2025	5.90%	5.90%

Debtor	Creditor	Nominal amounts as of December 31, 2024			Current amounts as of December 31, 2024
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	200,000	200,000	—	200,346	200,346	(839)	199,507
SQM S.A.	Banco Santander/Kexim	—	—	—	—	150	150	—	150
SQM S.A.	Banco Santander/Kexim	—	—	—	—	23	23	—	23
SQM S.A.	Scotiabank Chile	—	25,000	25,000	25,911	—	25,911	—	25,911
SQM S.A.	Banco Estado	15,000	—	15,000	15,781	—	15,781	—	15,781
SQM S.A.	Banco Estado	—	30,000	30,000	—	30,558	30,558	—	30,558
SQM S.A.	Banco Estado	—	80,000	80,000	—	81,287	81,287	—	81,287
SQM S.A.	JPMorgan	—	50,000	50,000	—	51,395	51,395	—	51,395
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,859	—	20,859	—	20,859
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,586	—	20,586	—	20,586
SQM Industrial S.A.	Banco Itau	10,000	—	10,000	10,429	—	10,429	—	10,429
SQM Industrial S.A.	Banco Itau	40,000	—	40,000	41,226	—	41,226	—	41,226
SQM Industrial S.A.	Banco Itau	—	30,000	30,000	—	30,928	30,928	—	30,928
SQM Industrial S.A.	Banco Estado	—	30,000	30,000	—	30,605	30,605	—	30,605
SQM Industrial S.A.	Banco Estado	—	50,000	50,000	—	51,275	51,275	—	51,275
SQM Salar SpA	Banco Itau	20,000	—	20,000	20,664	—	20,664	—	20,664
SQM Salar SpA	Scotiabank Chile	—	50,000	50,000	—	51,918	51,918	—	51,918
SQM Salar SpA	Scotiabank Chile	50,000	—	50,000	51,822	—	51,822	—	51,822
SQM Salar SpA	Banco de Chile	—	40,000	40,000	—	40,825	40,825	—	40,825
SQM Salar SpA	Banco de Chile	—	70,000	70,000	—	72,214	72,214	—	72,214
Total		175,000	655,000	830,000	207,278	641,524	848,802	(839)	847,963

b)Unsecured obligations, current:
As of December 31, 2025, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2026	Dollar	Semiannual	Upon maturity	1.58%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2026	Dollar	Semiannual	Upon maturity	3.25%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2026	Dollar	Semiannual	Upon maturity	2.98%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2026	Dollar	Semiannual	Upon maturity	5.26%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	03/10/2026	Dollar	Semiannual	Upon maturity	5.17%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2026	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2026	UF	Semiannual	Upon maturity	1.35%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2026	UF	Semiannual	Upon maturity	0.79%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2026	UF	Semiannual	Upon maturity	2.06%	3.45%
93.007.000-9	SQM S.A.	Chile	1239	S	02/15/2026	UF	Semiannual	Upon maturity	4.00%	4.00%
Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2025			Carrying amounts of maturities as of December 31, 2025
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(679)	2,190
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,313	7,313	—	7,313	7,313	(1,612)	5,701
SQM S.A.	Chile	ThUS$850,000	14,415	—	14,415	14,415	—	14,415	(1,937)	12,478
SQM S.A.	Chile	H	17,614	—	17,614	17,614	—	17,614	(172)	17,442
SQM S.A.	Chile	O	1,030	—	1,030	1,030	—	1,030	(81)	949
SQM S.A.	Chile	P	1,953	—	1,953	1,953	—	1,953	(12)	1,941
SQM S.A.	Chile	Q	—	374	374	—	374	374	(22)	352
SQM S.A.	Chile	S	1,601	—	1,601	1,601	—	1,601	(124)	1,477
Total			51,675	10,556	62,231	51,675	10,556	62,231	(5,429)	56,802
As of December 31, 2024

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax I No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	0.39%	4.38%
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2025	Dollar	Semiannual	Upon maturity	1.98%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2025	Dollar	Semiannual	Upon maturity	3.43%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2025	Dollar	Semiannual	Upon maturity	3.14%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2025	Dollar	Semiannual	Upon maturity	6.02%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	03/10/2025	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2025	UF	Semiannual	Semiannual	1.55%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2025	UF	Semiannual	Upon maturity	1.51%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2025	UF	Semiannual	Upon maturity	1.10%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2025	UF	Semiannual	Upon maturity	2.23%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2024			Carrying amounts of maturities as of December 31, 2024
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	254,648	—	254,648	254,648	—	254,648	(36)	254,612
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,313	7,313	—	7,313	7,313	(1,611)	5,702
SQM S.A.	Chile	ThUS$850,000	14,415	—	14,415	14,415	—	14,415	(1,935)	12,480
SQM S.A.	Chile	H	15,844	—	15,844	15,844	—	15,844	(172)	15,672
SQM S.A.	Chile	O	907	—	907	907	—	907	(81)	826
SQM S.A.	Chile	P	1,719	—	1,719	1,719	—	1,719	(12)	1,707
SQM S.A.	Chile	Q	—	330	330	—	330	330	(22)	308
Total			302,595	10,512	313,107	302,595	10,512	313,107	(5,336)	307,771
c)Bank borrowings -non-current
The following table shows the details of bank loans as of December 31, 2025:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.54%	3.62%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.82%	3.62%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2025				Carrying amounts and maturities as of December 31, 2025
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,232)	97,768
SQM S.A.	Banco Santander/Kexim	—	—	200,000	200,000	—	—	200,000	200,000	(4,477)	195,523
Total		—	—	300,000	300,000	—	—	300,000	300,000	(6,709)	293,291
As of December 31, 2024

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.73%	4.28%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.27%	4.29%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2024				Carrying amounts and maturities as of December 31, 2024
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,997)	97,003
SQM S.A.	Banco Santander/Kexim	—	—	36,000	36,000	—	—	36,000	36,000	(3,320)	32,680
Total		—	—	136,000	136,000	—	—	136,000	136,000	(6,317)	129,683

d)Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2025:

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	1.58%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	3.25%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	2.98%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	5.26%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.17%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	1.35%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	0.79%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	2.06%	3.45%
93.007.000-9	SQM S.A.	Chile	1,239	S	02/15/2058	UF	Semiannual	Upon maturity	4.00%	4.00%

	Nominal non-current maturities as of December 31, 2025						Carrying amounts and maturities as of December 31, 2025
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5		Over 5 years		Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$		ThUS$	ThUS$	ThUS$
ThUS$450	—	—	—	450,000	—	450,000	—	—	—	450,000		—		450,000	(1,640)	448,360
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—		400,000		400,000	(5,415)	394,585
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—		700,000		700,000	(13,684)	686,316
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—		750,000		750,000	(10,983)	739,017
ThUS$850	—	—	—	—	850,000	850,000	—	—	—	—		850,000		850,000	(14,855)	835,145
H	—	—	—	55,739	—	55,739	—	—	—	55,739		—		55,739	(517)	55,222
O	—	—	—	—	65,693	65,693	—	—	—	—		65,693		65,693	(496)	65,197
P	—	—	—	131,386	—	131,386	—	—	—	131,386		—		131,386	(16)	131,370
Q	—	—	—	—	131,386	131,386	—	—	—	—		131,386		131,386	(248)	131,138
S	—	—	—	—	443,007	443,007	—	—	—	—	—	443,007	—	443,007	(3,882)	439,125
Total	—	—	—	637,125	3,340,086	3,977,211	—	—	—	637,125		3,340,086		3,977,211	(51,736)	3,925,475
As of December 31, 2024

Debtor			Number of registration or ID of the instrument			Currency or adjustment index	Periodicity
Tax ID No.	Company	Country		Series	Maturity date		Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.86%	5.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of December 31, 2024						Carrying amounts and maturities as of December 31, 2024
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(2,313)	447,687
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,644)	394,356
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(14,232)	685,768
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(12,590)	737,410
ThUS$850	—	—	—	—	850,000	850,000	—	—	—	—	850,000	850,000	(16,433)	833,567
H	—	—	—	—	63,087	63,087	—	—	—	—	63,087	63,087	(689)	62,398
O	—	—	—	—	57,830	57,830	—	—	—	—	57,830	57,830	(578)	57,252
P	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(27)	115,632
Q	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(270)	115,389
Total	—	—	—	—	3,502,235	3,502,235	—	—	—	—	3,502,235	3,502,235	(52,776)	3,449,459
12.5    Trade and other payables
a)Details trade and other payables

	As of December 31, 2025			As of December 31, 2024
Details trade and other payables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	371,877	—	371,877	448,154	—	448,154
Other accounts payable	783	—	783	1,007	—	1,007
Prepayments from customers	11,560	—	11,560	22,288	—	22,288
Total	384,220	—	384,220	471,449	—	471,449
As of December 31, 2025, and 2024, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2025
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	227,518	1,659	232	125	—	—	229,534
Services	106,699	121	1	165	8	—	106,994
Others	42,290	—	—	—	—	—	42,290
Total	376,507	1,780	233	290	8	—	378,818

	Amounts according to payment periods as of December 31, 2024
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	290,688	5,248	66	25	1	—	296,028
Services	126,479	6,031	11	7	65	—	132,593
Others	40,353	159	4	—	—	—	40,516
Total	457,520	11,438	81	32	66	—	469,137

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2025
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	1,766	922	11	308	85	—	3,092
Services	1,226	88	147	—	25	—	1,486
Others	39	2	—	—	—	—	41
Total	3,031	1,012	158	308	110	—	4,619

	Amounts according to payment periods as of December 31, 2024
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	458	80	121	61	67	—	787
Services	443	—	—	9	2	—	454
Others	32	32	—	—	—	—	64
Total	933	112	121	70	69	—	1,305
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2025, the Company has purchase orders amounting to ThUS$80,269 and ThUS$141,604 as of December 31, 2024.
12.6    Financial asset and liability categories
a)Financial Assets

Description of financial assets	As of December 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,750,321	—	1,750,321	1,377,851	—	1,377,851
Trade receivables due from related parties at amortized cost	36,799	—	36,799	28,706	—	28,706
Financial assets measured at amortized cost	969,732	20	969,752	1,061,262	20	1,061,282
Trade and other receivables	649,055	3,295	652,350	606,137	2,727	608,864
Total financial assets measured at amortized cost	3,405,907	3,315	3,409,222	3,073,956	2,747	3,076,703
Financial instruments for hedging purposes	1,698	19,673	21,371	15,405	2,930	18,335
Derivative financial instruments with effect in profit or loss (non-hedging)	4,589	—	4,589	2,928	—	2,928
Financial assets classified as at fair value through other comprehensive income	—	56,551	56,551	—	57,756	57,756
Total financial assets at fair value	6,287	76,224	82,511	18,333	60,686	79,019
Total financial assets	3,412,194	79,539	3,491,733	3,092,289	63,433	3,155,722

b)Financial Liabilities

Description of financial liabilities	As of December 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	30,237	1,791	32,028	7,316	21,440	28,756
Derivative financial instruments with effect in profit or loss (non-hedging)	4,049	—	4,049	418	—	418
Financial liabilities at fair value	34,286	1,791	36,077	7,734	21,440	29,174
Bank loans	379,667	293,291	672,958	847,963	129,683	977,646
Unsecured obligations	56,802	3,925,475	3,982,277	307,771	3,449,459	3,757,230
Lease Liabilities	22,196	50,782	72,978	23,011	60,801	83,812
Trade and other payables	384,220	—	384,220	471,449	—	471,449
Total financial liabilities at amortized cost	842,885	4,269,548	5,112,433	1,650,194	3,639,943	5,290,137
Total financial liabilities	877,171	4,271,339	5,148,510	1,657,928	3,661,383	5,319,311
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

	As of December 31, 2025			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,750,321	1,750,321	—	1,750,321	—	—
Other current financial assets
-Time deposits	969,732	969,732	—	—	969,732	—
-Derivative financial instruments
-Forwards	—	—	4,479	—	4,479	—
-Options	—	—	110	—	110	—
-Hedging assets	—	—	—	—	—	—
-Swaps	—	—	1,698	—	1,698	—
-Other financial instruments	—	—	622	—	622	—
Non-current accounts receivable	3,295	3,295	—	—	—	—
Other non-current financial assets:
-Other	20	20	—	—	20	—
-Equity instruments	—	—	56,551	56,551	—	—
-Hedging assets – Swaps	—	—	19,673	19,673	—	—
Other current financial liabilities
-Bank borrowings	379,667	379,667	—	—	379,667	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	3,764	—	3,764	—
-Options	—	—	285	—	285	—
-Hedging-debt	—	—	12,638	—	12,638	—
-Hedging-investments	—	—	17,599	—	17,599	—
-Unsecured obligations	56,802	62,232	—	—	62,232	—
Other non-current financial liabilities
-Bank borrowings	293,291	300,000	—	—	300,000	—
-Unsecured obligations	3,925,475	3,977,468	—	—	3,977,468	—
-Non-current hedging liabilities	—	—	1,791	—	1,791	—

	As of December 31, 2024			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,377,851	1,377,851	—	1,377,851	—	—
Other current financial assets
-Time deposits	1,061,262	1,061,262	—	—	1,061,262	—
-Derivative financial instruments
-Forwards	—	—	2,615	—	2,615	—
-Options	—	—	313	—	313	—
-Hedging assets	—	—	—	—	—	—
-Swaps	—	—	15,405	—	15,405	—
Non-current accounts receivable	2,727	2,727	—	—	—	—
Other non-current financial assets:
-Other	20	20	—	—	20	—
-Equity instruments	—	—	57,756	57,756	—	—
-Hedging assets – Swaps	—	—	2,930	2,930	—	—
Other current financial liabilities
-Bank borrowings	847,963	848,800	—	—	848,800	—
-Derivative instruments	—	—	—	—	—	—
-Forwards	—	—	182	—	182	—
-Options	—	—	236	—	136	—
-Hedging liabilities – Swaps	—	—	7,316	—	7,316	—
-Swaps hedges, investments	—	—	—	—	—	—
-Cash flow hedges	—	—	—	—	—	—
-Unsecured obligations	307,771	313,107	—	—	313,107	—
Other non-current financial liabilities
-Bank borrowings	129,683	136,000	—	—	136,000	—
-Unsecured obligations	3,449,459	3,502,236	—	—	3,502,236	—
-Non-current hedging liabilities	—	—	21,440	—	21,440	—
12.8    Reconciliation of net debt and lease liabilities
This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 19.1. plus and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash and cash equivalents	1,750,321	1,377,851
Other current financial assets	976,641	1,079,595
Other non-current financial hedge assets	19,673	2,930
Other current financial liabilities	(470,755)	(1,163,468)
Lease liabilities current	(22,196)	(23,011)
Other non-current financial liabilities	(4,220,557)	(3,600,582)
Non-current Lease liabilities	(50,782)	(60,801)
Total	(2,017,655)	(2,387,486)

	As of December 31, 2024	From cash flow			Not from cash flow		As of December 31, 2025
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,734,876)	117,558	243,877	10,616	(292,410)	—	(4,655,235)
Financial instruments derived from hedging	(28,756)	(454)	6,127	—	25,508	(9,335)	(6,910)
Derivatives for investment hedges	—	—	—	585	(31,833)	6,130	(25,118)
Non-hedging derivatives in other financial liabilities	(418)	—	—	—	(3,631)	—	(4,049)
Current and non-current lease liabilities	(83,812)	25,573	2,951	—	(17,690)	—	(72,978)
Current and non-current financial liabilities	(4,847,862)	142,677	252,955	11,201	(320,056)	(3,205)	(4,764,290)
Cash and cash equivalents	1,377,851	—	(49,233)	349,286	72,417	—	1,750,321
Deposits that do not qualify as cash and cash equivalents	1,061,262	—	(47,563)	(120,792)	76,825	—	969,732
Debt hedging derivative financial instruments	2,930	—	—	—	16,743	—	19,673
Derivatives for investment hedges	15,405	—	—	—	(13,707)	—	1,698
Other financial instruments	—	(1,734)	—	—	—	2,356	622
Non-hedging derivatives on other financial assets	2,928	—	—	—	1,661	—	4,589
Current and Non-Current Financial Assets	2,460,376	(1,734)	(96,796)	228,494	153,939	2,356	2,746,635
Total	(2,387,486)	140,943	156,159	239,695	(166,117)	(849)	(2,017,655)

	As of December 31, 2023	From cash flow			Not from cash flow		As of December 31, 2024
Net debt		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(371,131)	233,768	23,091	(204,340)	—	(4,734,876)
Financial instruments derived from hedging	(22,000)	(759)	7,057	—	(25,648)	12,594	(28,756)
Derivatives for investment hedges	(18,300)	—	—	(4,368)	22,533	135	—
Non-hedging Derivatives in Other financial liabilities	(14,795)	—	—	—	14,377	—	(418)
Current and non-current lease liabilities	(75,158)	22,288	2,820	—	(33,762)	—	(83,812)
Hedging derivatives – cash requirements for Australia’s business	1,437	—	—	—	—	(1,437)	—
Current and non-current financial liabilities	(4,545,080)	(349,602)	243,645	18,723	(226,840)	11,292	(4,847,862)
Cash and cash equivalents	1,041,369	—	(50,529)	329,897	57,114	—	1,377,851
Deposits that do not qualify as cash and cash equivalents	1,316,797	—	(46,547)	(230,017)	21,029	—	1,061,262
Debt Hedging Derivative Financial Instruments	24,520	—	—	—	(21,590)	—	2,930
Derivatives for investment hedges	—	—	—	—	15,405	—	15,405
Non-hedging derivatives on other financial assets	520	—	—	(345)	2,753	—	2,928
Current and Non-Current Financial Assets	2,383,206	—	(97,076)	99,535	74,711	—	2,460,376
Total	(2,161,874)	(349,602)	146,569	118,258	(152,129)	11,292	(2,387,486)

Note 13    Right-of-use assets and Lease liabilities
13.1    Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2025, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,663	30,548	—	1,213	33,646	84,070
Additions	132	2,286	—	1,009	18,503	21,930
Depreciation expenses	(699)	(8,067)	—	(6,901)	(11,098)	(26,765)
Increase (decrease) in foreign currency exchange	—	—	—	—	87	87
Other increases (decreases)	(965)	22	—	14,038	(22,081)	(8,986)
Total changes	(1,532)	(5,759)	—	8,146	(14,589)	(13,734)
Closing balance	17,131	24,789	—	9,359	19,057	70,336

Reconciliation of changes in right-of-use assets as of December 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,299	25,458	—	855	28,581	73,193
Additions	110	12,247	—	1,245	19,435	33,037
Depreciation expenses	(738)	(7,150)	—	(1,129)	(13,648)	(22,665)
Transfer to property, plant and equipment	—	—	—	—	—	—
Other increases (decreases)	992	(7)	—	242	(722)	505
Total changes	364	5,090	—	358	5,065	10,877
Closing balance	18,663	30,548	—	1,213	33,646	84,070
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
(c)These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leases later in the period.
13.2    Lease liabilities

Lease liabilities	As of December 31, 2025		As of December 31, 2024
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	22,196	50,782	23,011	60,801
Total	22,196	50,782	23,011	60,801

i)    Current and non-current lease liabilities
(a)    As of December 31, 2025 and 2024, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2025			Nominal amounts as of December 31,2025
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	Nova Andino Litio SpA	Chile	Contract supplier	Peso	3.69%	1,792	5,280	7,072	1,665	5,032	6,697
79.626.800-K	Nova Andino Litio SpA	Chile	Contract supplier	UF	2.66%	1,221	3,431	4,652	1,098	3,174	4,272
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	14	23	37	13	23	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.49%	471	1,415	1,886	417	1,269	1,686
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Dollar	5.04%	55	167	222	44	136	180
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.35%	364	923	1,287	337	864	1,201
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	1	4	5
93.007.000-9	SQM S.A.	Chile	Contract supplier	Dollar	5.04%	36	107	143	29	88	117
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	Dollar	5.04%	29	87	116	23	71	94
79.770.780-5	SIT S.A.	Chile	Contract supplier	Dollar	5.04%	39	118	157	31	96	127
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.03%	334	1,002	1,336	334	1,002	1,336
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	8.77%	295	902	1,197	288	835	1,123
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.98%	768	1,867	2,635	772	1,938	2,710
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	100	305	405
Foreign	SQM North America Corp.	United States	Contract supplier	Dollar	5.32%	85	257	342	79	243	322
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	163	485	648	134	418	552
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	99	295	394	99	295	394
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	15	45	60
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.16%	39	116	155	39	116	155
Foreign	SQM India Private Limited	India	Contract supplier	INR	4.96%	11	9	20	11	9	20
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.56%	10	29	39	9	28	37
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	7	14	7	7	14
Foreign	SQM Shanghai Industrial Co.	China	Contract supplier	CNY	2.46%	30	91	121	29	88	117
Foreign	SQM Lithium Japan Co. Ltd.	Japan	Contract supplier	JPY	2.18%	7	22	29	7	22	29
Foreign	SQM Shanghai Chemicals Co. Ltd.	China	Contract supplier	CNY	2.23%	115	344	459	110	334	444
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.67%	16	47	63	16	47	63
Total						6,138	17,441	23,579	5,707	16,489	22,196

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2024			Nominal amounts as of December 31,2024
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	2,813	8,438	11,251	2,482	7,591	10,073
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	1,065	1,426	339	1,017	1,356
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	65	58	123	64	56	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.45%	658	1,911	2,569	589	1,724	2,313
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	954	1,290	324	874	1,198
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	1	2	1	1	2
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.36%	687	1,999	2,686	683	1,989	2,672
Foreign	SQM Comercial de México S.A. de C.V.	Australia	Contract supplier	Dollar	5.05%	734	1,455	2,189	692	1,370	2,062
Foreign	SQM Comercial de México S.A. de C.V.	Australia	Contract supplier	Mexican Peso	6.37%	317	537	854	290	475	765
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	296	393
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.25%	74	221	295	68	204	272
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	370	929	1,299	316	823	1,139
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	12.86%	66	200	266	66	200	266
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	31	91	122	31	91	122
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	26	35	9	26	35
Foreign	SQM Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	30	90	120	28	86	114
Total						6,702	18,426	25,128	6,106	16,905	23,011

(b)    As of December 31, 2025 and 2024, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2025				Amounts at amortized cost as of December 31, 2025
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	Nova Andino Litio SpA	Chile	Contract supplier	Peso	3.69%	3,030	45	—	3,075	2,976	44	—	3,020
79.626.800-K	Nova Andino Litio SpA	Chile	Contract supplier	UF	2.66%	8,115	1,833	—	9,948	7,765	1,807	—	9,572
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.49%	3,735	2,176	—	5,911	3,493	2,134	—	5,627
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Dollar	5.04%	222	222	370	814	190	199	354	743
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.35%	1,406	220	—	1,626	1,358	214	—	1,572
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	14	18	32	64	9	13	28	50
93.007.000-9	SQM S.A.	Chile	Contract supplier	Dollar	5.04%	143	143	239	525	122	129	229	480
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	Dollar	5.04%	116	116	192	424	99	103	185	387
79.770.780-5	SIT S.A.	Chile	Contract supplier	Dollar	5.04%	157	157	260	574	134	141	250	525
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.03%	19,165	—	—	19,165	19,165	—	—	19,165
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	8.77%	268	—	—	268	262	—	—	262
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.98%	2,109	1,285	—	3,394	2,547	1,431	—	3,978
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	161	2,586	848	1,374	161	2,383
Foreign	SQM North America Corp.	United States	Contract supplier	Dollar	5.32%	346	18	—	364	336	18	—	354
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	687	50	—	737	642	47	—	689
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	1,113	—	—	1,113	1,111	—	—	1,111
Foreign	SQM Iberian S.A.	Spain	Contract supplier	Euro	3.25%	15	—	—	15	15	—	—	15
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.16%	93	—	—	93	93	—	—	93
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.56%	28	23	2	53	27	23	2	52
Foreign	SQM Shanghai Industrial Co.	China	Contract supplier	CNY	2.46%	111	—	—	111	110	—	—	110
Foreign	SQM Shanghai Chemicals Co. Ltd.	China	Contract supplier	CNY	2.23%	459	—	—	459	454	—	—	454
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.67%	44	40	56	140	44	40	56	140
Total						42,346	7,801	1,312	51,459	41,800	7,717	1,265	50,782

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2024				Amounts at amortized cost as of December 31, 2024
Tax ID No.	Company	Country	Supplier			1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	17,661	5,100	—	22,761	16,676	4,968	—	21,644
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.39%	1,565	308	—	1,873	1,505	306	—	1,811
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	37	—	—	37	36	—	—	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,040	—	7,770	3,382	3,905	—	7,287
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,650	362	—	2,012	1,574	357	—	1,931
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	28	72	11	19	25	55
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	562	6	—	568	542	6	—	548
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	766	574	—	1,340	663	549	—	1,212
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,521	—	—	1,521	1,489	—	—	1,489
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	3,253	15,998	—	19,251	3,249	15,998	—	19,247
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,222	—	—	1,222	1,105	—	—	1,105
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	14.83%	1,200	—	—	1,200	1,198	—	—	1,198
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	647	3,072	823	1,332	633	2,788
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	76	16	—	92	60	16	—	76
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	8.01%	94	—	—	94	94	—	—	94
Foreign	SQM Soquimich Brasil	Brazil	Contract supplier	Brazilian real	2.62%	21	—	—	21	21	—	—	21
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	18	—	—	18	18	—	—	18
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	14	—	—	14	14	—	—	14
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	231	—	—	231	227	—	—	227
Total						34,609	27,885	675	63,169	32,687	27,456	658	60,801

Other lease disclosures
Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 101,616, ThUS$ 86,872 and ThUS$ 88,754 for the periods ended December 31, 2025, 2024 and 2023. See Note 21.8.
Expenses related to variable payments not included in lease liabilities were ThUS$3,956, ThUS$6,138 and ThUS$4,700 for the periods ending December 31, 2025, 2024 and 2023.
As of December 31, 2025, and 2024, there was no revenue from the sublease of right-of-use assets. As of December 31, 2023, this amount totaled ThUS$5.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.
Note 14     Intangible assets and goodwill
14.1    Reconciliation of changes in intangible assets and goodwill

As of December 31, 2025
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	11,913
Mining rights	Finite	133,073
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	—
Intellectual property	Finite	11,732
Corfo contract (1)	Finite	2,388,252
Other intangible assets	Finite	3,173
Intangible assets other than goodwill		2,553,052
Goodwill	Indefinite	958
Total Intangible Asset		2,554,010
(1)Corfo Contract 2031-2060

As of December 31, 2024
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	8,430
Mining rights	Finite	133,119
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	3,791
Intellectual property	Finite	14,761
Other intangible assets	Finite	2,958
Intangible assets other than goodwill		167,968
Goodwill	Indefinite	948
Total Intangible Asset		168,916

a)    Movements in identifiable intangible assets as of December 31, 2025:

Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Intellectual property	Corfo contract (2)	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	8,430	133,119	4,909	3,791	14,761	—	2,958	948	168,916
Additions	5,928	2,156	—	—	—	2,388,252	329	—	2,396,665
Amortization for the year	(6,623)	(1,824)	—	(3,791)	(1,552)	—	(232)	—	(14,022)
Impairment losses recognized in income for the period	—	—	—	—	—	—	—	10	10
Other increases / decreases for foreign currency exchange rates	7	—	—	—	—	—	95	—	102
Other increases (decreases)	4,171	(378)	—	—	(1,477)		23	—	2,339
Subtotal	3,483	(46)	—	(3,791)	(3,029)	2,388,252	215	10	2,385,094
As of December 31, 2025	11,913	133,073	4,909	—	11,732	2,388,252	3,173	958	2,554,010
Historical cost	53,957	164,270	7,420	18,000	16,103	2,388,252	5,761	4,501	2,658,264
Accumulated amortization	(42,044)	(31,197)	(2,511)	(18,000)	(4,371)	—	(2,588)	(3,543)	(104,254)
At January 1, 2024	3,190	134,924	4,909	7,580	5,201	—	70	958	156,832
Additions	6,700	—	—	—	10,130	—	378	—	17,208
Amortization for the year	(1,430)	(1,608)	—	(3,789)	(805)	—	(126)	—	(7,758)
Impairment losses recognized in income for the year (1)	—	—	—	—	—	—	—	(10)	(10)
Other increases / decreases for foreign currency exchange rates	(41)	3,694	—	—	—	—	(24)	—	3,629
Other increases (decreases)	11	(3,891)	—	—	235	—	2,660	—	(985)
Subtotal	5,240	(1,805)	—	(3,789)	9,560	—	2,888	(10)	12,084
As of December 31, 2024	8,430	133,119	4,909	3,791	14,761	—	2,958	948	168,916
Historical cost	43,851	162,492	7,420	18,000	17,580	—	5,314	4,491	259,148
Accumulated amortization	(35,421)	(29,373)	(2,511)	(14,209)	(2,819)	—	(2,356)	(3,543)	(90,232)
(1)See Note 21.5.
(2)This corresponds to the asset contributed by Tarar (Corfo Contract), which was assigned to Nova Andino Litio SpA.
(b)    Movements in identifiable goodwill as of December 31, 2025 and 2024:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2025	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	138	10	—	10	148
SQM Investment Corporation	86	—	—	—	86
SQM Potasio SpA	724	—	—	—	724
Ending balance	948	10	—	10	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	—	(10)	(10)	138
SQM Investment Corporation	86	—	—	—	86
SQM Potasio SpA	724	—	—	—	724
Ending balance	958	—	(10)	(10)	948

Note 15    Property, plant and equipment
As of December 31, 2025, and 2024, the detail of property, plant and equipment is as follows:
15.1    Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net
Land	24,690	24,698
Buildings	369,963	340,807
Other property, plant and equipment	197,338	135,091
Transport equipment	8,212	8,125
Supplies and accessories	6,765	4,405
Office equipment	1,447	1,435
Network and communication equipment	1,184	1,518
Mining assets	181,715	162,074
IT equipment	6,877	5,281
Energy generating assets	1,733	2,269
Constructions in progress	2,478,218	1,957,128
Machinery, plant and equipment	1,561,348	1,790,814
Total	4,839,490	4,433,645
Property, plant and equipment, gross
Land	24,690	24,698
Buildings	1,028,926	947,585
Other property, plant and equipment	470,987	378,013
Transport equipment	22,724	21,737
Supplies and accessories	36,923	32,863
Office equipment	14,094	13,820
Network and communication equipment	11,460	11,411
Mining assets	416,235	370,504
IT equipment	37,536	33,819
Energy generating assets	38,929	38,929
Constructions in progress	2,478,218	1,957,128
Machinery, plant and equipment	5,035,059	4,989,892
Total	9,615,781	8,820,399
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(658,963)	(606,778)
Accumulated depreciation and impairment of other property, plant and equipment	(273,649)	(242,922)
Accumulated depreciation and impairment of transport equipment	(14,512)	(13,612)
Accumulated depreciation and impairment of supplies and accessories	(30,158)	(28,458)
Accumulated depreciation and impairment of office equipment	(12,647)	(12,385)
Accumulated depreciation and impairment of network and communication equipment	(10,276)	(9,893)
Accumulated depreciation and impairment of mining assets	(234,520)	(208,430)
Accumulated depreciation and impairment of IT equipment	(30,659)	(28,538)
Accumulated depreciation and impairment of energy generating assets	(37,196)	(36,660)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,473,711)	(3,199,078)
Total	(4,776,291)	(4,386,754)

Description of classes of property, plant and equipment	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	135,740	133,863
Conveyor Belt	21,376	15,622
Crystallizer	55,896	60,888
Plant Equipment	308,548	332,127
Tanks	62,611	62,657
Filter	74,823	79,456
Electrical equipment/facilities	148,727	149,728
Other Property, Plant & Equipment	273,065	326,923
Site Closure	29,107	34,828
Piping	197,983	207,595
Well	171,873	167,942
Pond	31,121	36,627
Spare Parts (1)	50,478	182,558
Total	1,561,348	1,790,814
________________________________________________
(1)The reconciliation of the spare parts provisions as of December 31, 2025 and 2024 is as follows:

Reconciliation	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	62,513	58,600
Increase in provision	2,156	3,913
Reclassification of short-term materials provision	(13,713)	—
Closing balance	50,956	62,513

15.2    Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of December 31, 2025 and 2024:

Reconciliation of changes in property, plant and equipment by class as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,790,814	4,433,645
Additions	—	2,286	228	382	249	220	1	15,385	803	—	856,696	8,440	884,690
Disposals	—	—	—	—	—	—	—	—	—	—	—	(551)	(551)
Depreciation for the year	—	(48,986)	(30,780)	(899)	(1,436)	(279)	(379)	(26,268)	(2,611)	(536)		(269,088)	(381,262)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(10,791)	(10,791)
Increase (decrease) in foreign currency translation difference	—	2,722	—	(1)	417	8	—	—	13	—	—	1,084	4,243
Reclassifications	—	73,115	92,907	605	3,071	42	44	30,524	3,360	—	(382,463)	178,795	—
Reclassification to inventory	—	—	—	—	—	—	—	—	—	—	—	(129,235)	(129,235)
Other increases (decreases) (1)	(8)	19	(108)	—	59	21	—	—	31	—	46,857	(8,120)	38,751
Subtotal	(8)	29,156	62,247	87	2,360	12	(334)	19,641	1,596	(536)	521,090	(229,466)	405,845
As of December 31, 2025	24,690	369,963	197,338	8,212	6,765	1,447	1,184	181,715	6,877	1,733	2,478,218	1,561,348	4,839,490
Historical cost	24,690	1,028,926	470,987	22,724	36,923	14,094	11,460	416,235	37,536	38,929	2,478,218	5,035,059	9,615,781
Accumulated depreciation	—	(658,963)	(273,649)	(14,512)	(30,158)	(12,647)	(10,276)	(234,520)	(30,659)	(37,196)	—	(3,473,711)	(4,776,291)
At January 1, 2024	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Additions	—	9,831	21,109	—	99	230	3	6,723	2,432	—	770,525	174,142	985,094
Disposals	—	—	—	(135)	—	—	—	—	—	—	—	—	(135)
Depreciation for the year	—	(40,570)	(14,781)	(905)	(1,510)	(291)	(582)	(21,308)	(2,261)	(625)	—	(229,168)	(312,001)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(10,759)	(10,759)
Increase (decrease) in foreign currency translation difference	—	(180)	(1)	—	(3)	—	—	—	(1)	—	(305)	(646)	(1,136)
Reclassifications	(116)	58,986	65,361	—	1,314	278	489	21,944	3,231	—	(662,051)	510,564	—
Other increases (decreases) (1)	1,333	27,253	664	—	366	60	3	—	(212)	1	14,918	118,259	162,645
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,217	55,320	72,352	(1,040)	266	277	(87)	7,359	3,189	(624)	123,087	562,392	823,708
As of December 31, 2024	24,698	340,807	135,091	8,125	4,405	1,435	1,518	162,074	5,281	2,269	1,957,128	1,790,814	4,433,645
Historical cost	24,698	947,585	378,013	21,737	32,863	13,820	11,411	370,504	33,819	38,929	1,957,128	4,989,892	8,820,399
Accumulated depreciation	—	(606,778)	(242,922)	(13,612)	(28,458)	(12,385)	(9,893)	(208,430)	(28,538)	(36,660)	—	(3,199,078)	(4,386,754)
(1)The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to the statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.
(2)See note 21.5. This corresponds to impairment of specific assets identified and related to the iodine business as not being used in the operation due to their specific characteristics in the future.
15.3    Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
15.4    Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	5%
Amount of interest costs capitalized in the period ThUS$	75,038	67,126

Note 16    Other current and non-current non-financial assets
As of December 31, 2025, and 2024, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Domestic Value Added Tax	82,760	125,963
Foreign Value Added Tax	11,373	26,315
Prepaid mining licenses	7,019	3,326
Prepaid insurance	15,539	12,589
Other prepayments	1,294	1,391
Reimbursement of Value Added Tax to exporters	651	24,601
Other taxes	1,495	4,189
Other assets	2,157	2,331
Total	122,288	200,705

Other non-financial assets, non-current	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Exploration and evaluation expenses	61,506	65,510
Guarantee deposits	1,114	942
Foreign VAT (1)	242,759	289,921
Other non-current assets	8,969	7,793
Total	314,348	364,166
________________________________________________
(1) This corresponds to value-added tax to be recovered from the subsidiary SQM Shanghai Chemicals Co. Ltd. that will be offset against value-added tax in subsequent years. In addition, the subsidiary can request a refund of VAT credit balances in accordance with Bulletin No. 7 regarding the improvement of the VAT credit balance refund policy, which came into effect on September 1, 2025. On October 30, 2025, the Company received an early reimbursement of US$20 million. Further details can be found in policy 3.35.
Movements in assets for the exploration and evaluation of Mineral Resources as of December 31, 2025, and 2024:

Reconciliation	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Opening balance	65,510	57,458	44,023
Changes
Additions	—	10,701	12,002
Reclassifications from/to short-term (inventory)	628	(197)	1,049
Amortization of ground studies	(515)	(733)	(2,131)
Reclassification from construction in progress	(4,117)	(1,719)	2,515
Total changes	(4,004)	8,052	13,435
Ending balance (*)	61,506	65,510	57,458
As of December 31, 2025 and 2024, no reevaluations of assets for exploration and assessment of Mineral Resources have been conducted.
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

(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of December 31, 2024 and 2023, this amounts to ThUS$11,934 and ThUS$14,787.

(c)    Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under “Other non-current non-financial assets”.

Prospecting	Type of Exploration	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	55,729	59,826
Total		55,729	59,826
________________________________________________
(1)The value presented for Chile is composed as of December 2025 of ThUS$8,016 corresponding to non-metallic exploration and evaluation and ThUS$ 47,713 associated with metallic exploration. In December 2024, the amounts of non-metallic and metallic exploration were ThUS$ 12,084 and ThUS$ 47,742, respectively.

Prospecting conciliation	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	59,826	50,844
Additions	—	10,701
Reclassifications from Exploration in execution – Chile	(4,097)	(1,719)
Reclassifications to Exploration in Exploitation-Chile	—	—
Total changes	(4,097)	8,982
Total	55,729	59,826
(d)    In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	848	651
Amortization of ground studies	—	—
Reclasifications from/to short term (inventories)	(628)	197
Total changes	(628)	197
Total	220	848

Long-Term Exploitation Conciliation	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	5,684	6,614
Amortization of ground studies	(515)	(733)
Reclasifications from/to short term (inventories)	628	(197)
Reclassifications from /to construction in progress	(20)	—
Total changes	93	(930)
Total	5,777	5,684

Note 17    Employee benefits
17.1    Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
Profit sharing and bonuses	—	—
Performance bonus and operational targets	68,093	31,546
Total	68,093	31,546
Non-current
Profit sharing and bonuses	1,090	26,970
Severance indemnity payments	44,159	38,637
Total	45,249	65,607
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
d)Long-term bonuses for a group of Company executives, as described in Note 17.6.

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

As of December 31, 2025, and 2024, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,515 and ThUS$5,266 respectively.

Reconciliation Changes in the benefit obligation	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Benefit obligation at the beginning of the year	271	286	279
Current cost of service	—	—	—
Interest cost	14	12	12
Actuarial loss	(20)	54	180
Settlement	—	—	—
Benefits paid	—	(81)	(185)
Total	265	271	286

Reconciliation Changes in plan assets	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Fair value of plan assets at the start of the year	5,537	5,382	4,982
Real return (loss) in the plan assets	242	236	585
Benefits paid	—	(81)	(185)
Settlement	—	—	—
Fair value of plan assets at the end of the year	5,779	5,537	5,382
Non-current-assets	5,515	5,266	5,095
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial income at the beginning of the year	200	249	59
Settlement	—	—	—
Gain	(14)	(49)	190
Adjustment to recognize the minimum pension obligation	186	200	249

Cost of service or benefits received during the year	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Financial cost	14	12	12
Real loss in plan assets	(277)	(231)	(214)
Settlement	—	—	—
Net periodic pension expenses	(263)	(219)	(202)
17.5    Staff severance indemnities
As of December 31, 2025, 2024 and 2023, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Opening balance	(38,637)	(43,578)	(34,899)
Current cost of service	(4,518)	(1,889)	(4,624)
Interest cost	(3,140)	(2,549)	(2,236)
Actuarial gain loss	(1,603)	3,149	(5,947)
Exchange rate difference	(3,442)	5,039	769
Benefits paid during the year	4,176	1,191	3,359
Transfers of obligations	3,005	—	—
Total	(44,159)	(38,637)	(43,578)

(a)    Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023	Annual/Years
Mortality rate	RV - 2020/CB - 2020	RV - 2020/CB - 2020	RV - 2020/CB - 2020
Discount interest rate	5.53%	5.75%	5.32%
Inflation rate	3.00%	3.00%	3.00%
Voluntary retirement rate:
Men	3.24%	3.82%	3.82%	Annual
Women	3.24%	3.82%	3.82%	Annual
Salary increase	3.45%	4.01%	4.01%	Annual
Retirement age:
Men	65	65	65	Years
Women	60	60	60	Years
(b)    Sensitivity analysis of assumptions
As of December 31, 2025, 2024 and 2023, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2025	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,685)	3,022
Employee turnover rate	(352)	394

Sensitivity analysis as of December 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,352)	2,647
Employee turnover rate	(309)	345

Sensitivity analysis as of December 31, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,575)	2,898
Employee turnover rate	(338)	378
Sensitivity relates to an increase/decrease of 100 basis points.
17.6    Executive compensation plan
The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. The compensation plan in effect until December 31, 2025 has the following characteristics:

I)Financial target compensation plan
(a)    Plan characteristics

This compensation plan is paid in cash.
(b)    Plan participants and payment dates

A total of 35 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 31,170 and ThUS$ 26,621 as of December 31, 2025 and 2024 respectively. The income statement was charged with ThUS$ 12,300 and ThUS$ 8,193 during the periods ended December 31, 2025 and 2024, respectively.
II) Share based compensation plan
(a)    Plan characteristics

This compensation plan was paid in cash in 2023.
(b) Plan participants and payment dates The share-based compensation plan was approved by the Board and included 188,740 shares. The effects on the statement of income correspond to an expense of ThUS$ 2,251 for the year ended 2022.
Note 18    Provisions and other non-financial liabilities
18.1    Types of provisions

Types of provisions	As of December 31, 2025			As of December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	12,335	—	12,335	8,957	106	9,063
Provision for dismantling, restoration and rehabilitation cost (2)	—	53,634	53,634	—	53,011	53,011
Other provisions (3)	307,670	810	308,480	302,240	200	302,440
Total	320,005	54,444	374,449	311,197	53,317	364,514
________________________________________________
(1)These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile and the United States (see note 20.1).
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
(3)See Note 18.2.

18.2    Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Rent under Lease contract (1)	287,898	265,054
Provision for additional tax related to foreign loans	1,938	2,602
End of agreement bonus	3,627	5,279
Other bonuses to workers	6,895	7,701
Other bonuses , general staff	2,693	2,912
Directors’ per diem allowance	3,875	5,143
Miscellaneous provisions	744	13,549
Total	307,670	302,240
________________________________________________
(1)Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary Nova Andino Litio SpA holds exclusive rights to exploit the Mineral Resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which Nova Andino Litio SpAr is only entitled to exploit the Mineral Resources in 81,920 hectares. These rights are owned by Corfo and leased to Nova Andino Litio SpA pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that Nova Andino Litio SpA is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.
On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Nova Andino Litio SpA commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of Nova Andino total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

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

On April 20, 2023, the government announced the National Lithium Strategy, whose objective is to ensure the operational continuity of the project, increase production under sustainability standards and incorporate the State of Chile as a majority productive actor before contractual maturity in 2030. As a result of this, Codelco and SQM signed a Partnership Agreement that contemplates the incorporation of a Agreement (Nova Andino Litio SpA) and implementation of new contracts with Corfo for the 2031-2060 period. See Notes 1.6 and 2.7.

On December 27, 2025, the Partnership Agreement with Codelco resulted in amendments to the contracts with Corfo in effect until 2030 to include the following:

a) a Supplementary Quota for 56,361 Mt of LME; the exercise of which is subject to compliance with the applicable contractual conditions.

b) The annual contributions to be made by the Company were modified as follows: the contributions are calculated on the previous calendar year’s sales of products made from brine from the property, consisting of: (i) 0.87% of sales less US$2 million and additionally 0.3% of sales to the Regional Government of Antofagasta; (ii) 0.2% of sales to the Municipality of San Pedro de Atacama; (iii) 0.1% of sales to the Municipality of Antofagasta; (iv) 0.1% of sales to the Municipality of María Elena; (v) Fund One, consisting of a variable amount between US$10 million and US$15 million per year determined by the average price of lithium carbonate for the previous year, plus 0.1% of uncapped sales and an additional US$1 million per year; (vi) Fund Two for US$9 million per year; (vii) Intergenerational Fund for US$1 million per year; and (viii) Fund Four equivalent to 0.13% of uncapped sales with a minimum of US$2 million, plus an additional US$500,000 per year.
18.3    Changes in provisions

Description of items that gave rise to variations as of December 31, 2025	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	9,063	53,011	302,440	364,514
Changes
Additional provisions	6,258	6,451	323,228	335,937
Provision used	(2,995)	—	(315,675)	(318,670)
Increase (decrease) in foreign currency exchange	9	—	(34)	(25)
Others	—	(5,828)	(1,479)	(7,307)
Total Increase (decreases)	3,272	623	6,040	9,935
Total	12,335	53,634	308,480	374,449

Description of items that gave rise to variations as of December 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	1,301	58,459	393,012	452,772
Changes
Additional provisions	17,333	—	504,995	522,328
Provision used	—	—	(570,187)	(570,187)
Increase (decrease) in foreign currency exchange	134	—	(352)	(218)
Others	(9,705)	(5,448)	(25,028)	(40,181)
Total Increase (decreases)	7,762	(5,448)	(90,572)	(88,258)
Total	9,063	53,011	302,440	364,514

Description of items that gave rise to variations as of December 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	12,127	1,922,666	1,935,059
Provision used	(52,707)	—	(2,771,422)	(2,824,129)
Increase (decrease) in foreign currency exchange	33	—	(871)	(838)
Others	—	(7,663)	(10,856)	(18,519)
Total Increase (decreases)	(52,408)	4,464	(860,483)	(908,427)
Total	1,301	58,459	393,012	452,772
18.4    Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Tax withholdings	2,171	2,995
Other non-income taxes payable	69	710
VAT payable	42,142	51,420
Guarantees received	1,021	1,021
Accrual for dividend	181,099	5,909
Monthly tax provisional payments	56,653	17,003
Deferred income (1)	3,155	4,657
Withholdings from employees and salaries payable	9,597	9,175
Accrued vacations	40,408	34,796
Other current liabilities	752	353
Total	337,067	128,039
(1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.

Note 19    Disclosures on equity
The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.
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
The Company’s controls over capital management are based on the following ratios:

Capital Management	As of December 31, 2025	As of December 31, 2024	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	1,944,677	2,303,673	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.27	2.51	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	7.95%	-13.31%	Net income the year divided by Total Equity	Net income the year / Equity
Adjusted EBITDA (ThUS$)	1,579,587	1,483,571	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	1,575,962	1,514,382	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	10.45%	13.60%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.24	0.44	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information.
There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.
19.2    Operational restrictions and financial limits
Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O, Series P, Series Q and Series S bonds, calculated over the last consecutive 12 months.

Capital management must take into account that, with respect to Series H, Series O, Series P, Series Q and Series S Bonds, a Debt Level of less than 1.0 times must be met. As of December 31, 2025 this ratio was 0.24.

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2025 and 2024.

As of December 31, 2025	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bonds	Bonds
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Bondholders	Bondholders
Registration number	H	Q	P	O	S
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	0.24	0.24	0.24	0.24	0.24
Fulfilled YES/NO	yes	yes	yes	yes	yes

As of December 31, 2024	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than	Must be less than	Must be less than	Must be less than
	1.00	1.00	1.00	1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes
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
The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.
The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

Detail of capital classes in shares:

Type of capital in preferred shares	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Series A	Series B	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,818,904	142,818,904	142,818,904	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,818,904	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	—	—	—	—	—	—
Increase (decrease) in the number of current shares	—	—	—	—	—	—
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	—	—	—	—	648	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—	—	—
Capital amount in shares ThUS$	134,730	1,442,893	134,730	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,818,904	142,818,904	142,818,904	142,818,904	142,819,552	142,818,904
19.4    Disclosures on reserves in Equity and non-controlling interests
As of December 31, 2025, 2024 and 2023, this caption comprises the following:

Disclosure of reserves within shareholders' equity	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	11,824	(38,024)	(4,921)
Reserve for cash flow hedges (2)	4,619	7,314	(930)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	1,406	(5,702)	122,294
Reserve for actuarial gains or losses in defined benefit plans (4)	(12,232)	(11,179)	(13,454)
Other reserves (5)	75,714	10,175	11,881
Total	81,331	(37,416)	114,870
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
(4)This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.
(5)For further details, see table of movements and other reserves.

Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	3,121	126	—	(5,836)	—	190,509	—	218	188,138	—	188,138
Impact to Income statement	—	18,566	—	—	—	—	—	—	18,566	—	18,566
Income taxes	—	—	(5,047)	—	1,580	—	(57,242)	—	—	(60,709)	(60,709)
Reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Closing balance as of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870
Movement of reserves	(33,103)	2,520	—	3,137	—	(183,289)	—	(1,706)	(212,441)	—	(212,441)
Impact to Income statement	—	8,773	—	—	—	—	—	—	8,773	—	8,773
Income taxes	—	—	(3,049)	—	(862)	—	55,293	—	—	51,382	51,382
Closing balance as of December 31, 2024	(38,024)	10,018	(2,704)	(14,854)	3,675	(7,861)	2,159	10,175	(40,546)	3,130	(37,416)
Movement of reserves	49,848	4,153	—	(1,522)	—	9,737	—	65,539	127,755	—	127,755
Impact to Income statement	—	(7,845)	—	—	—	—	—	—	(7,845)	—	(7,845)
Income taxes	—	—	997	—	469	—	(2,629)	—	—	(1,163)	(1,163)
Closing balance as of December 31, 2025	11,824	6,326	(1,707)	(16,376)	4,144	1,876	(470)	75,714	79,364	1,967	81,331
________________________________________________
(1)See details on reserves for foreign currency translation differences on conversion in Note 23, letter a).
Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464	9,464
SQM Europe NV	354	354	1,957
Soquimich European holding B.V.	828	828	828
Soquimich Comercial S.A.	(393)	(393)	(393)
SAS Adionics	123	—	—
SQM Nueva Potasio SpA (1)	66,916	—	—
SQM Australia Pty Ltd	(1,328)	87	94
SQM Iberian S.A.	(1,677)	(1,677)	(1,677)
Orcoma Estudios SpA	2,121	2,121	2,121
Pavoni & C. SpA	7	7	7
SQM Vitas Fzco.	—	85	85
SAS Adionics	—	—	116
Others	(701)	(701)	(721)
Total Other reserves	75,714	10,175	11,881

(1)These correspond to the net effect of the change in the share of the subsidiary Nova Andino Litio SpA and the Codelco Partnership contract (merger with Tarar)

Non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests	Net income attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
		As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	—	—	—	—	—	—
Ajay SQM Chile S.A.	49.00000%	2,181	3,261	11,156	10,611	1,636	2,446
Soquimich Comercial S.A.	39.36168%	3,022	3,463	26,499	26,637	3,021	3,463
Comercial Agrorama Ltda.	30.00000%	—	—	—	—	—	—
SQM Indonesia S.A.	20.00000%	—	—	—	—	—	—
SQM Thailand Limited	0.00200%	—	—	—	—	—	—
Pirra Lithium Pty Ltd.	20.00000%	—	—	1,438	—	—	—
Harding Battery Minerals	25.00000%	—	—	—	—	—	—
Nova Andino Litio SpA (1)	50.00001%	47,302	—	2,323,524	—	—	—
Total		52,505	6,724	2,362,617	37,248	4,657	5,909

(1) See Note 2.7.
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
Dividend policy for commercial year 2025
The company’s dividend policy for the 2025 business year was agreed upon by the Board of Directors on April 24, 2025.
On that occasion, the following was decided:
(a)Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2025.
(b)Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use.
(c)Distribute and pay dividends in 2025 and the first quarter of 2026, dividends, which will be charged against the aforementioned final dividend.
(d)In the ordinary meeting to be held in 2026, the Company’s Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting.
(e)Any remaining amount from the net income from 2025 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.
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
19.6    Final dividends

As of December 31, 2025, no final, or contingent dividends have been paid. On April 25, 2024, the 49th ordinary general shareholders' meeting of the Company was held, at which it was agreed to distribute and pay an amount of US$0.21339 per share, which the Company must payment to complete the amount of US$2.11386 as a final dividend. Such final dividend already considers the first dividend of US$0.78760 per share, the second dividend of US$0.60940 per share and the third dividend of US$0.50347 per share, which were paid during 2023.
19.7    Potential and provisional dividends
Dividends discounted from equity were the following:

Dividends	As of December 31, 2025	As of December 31, 2024		As of December 31, 2023
	ThUS$	ThUS$		ThUS$
Interim dividend	—	—		542,847
Final dividend	—	—		920,819
Dividend according to policy	176,442	—		60,953
Owners of the Parent	176,442	—		1,524,619
Dividend eventual	—	—		—
Dividend under Soquimich Comercial S.A. policy	3,021	3,463		3,837
Dividend under Ajay SQM Chile S.A. policy	1,636	2,446	—	2,429
Dividend under Nova Andino Litio SpA policy	47,588	—		—
Non-controlling interests	52,245	5,909		6,266
Dividends discounted from equity for the period	228,687	5,909		1,530,885

19.8    Dividend distribution relating to SQM and Codelco partnership

Relating to the SQM and Codelco partnership described in note 2.7, the dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. Codelco’s share corresponds to 33,500 metric tons of lithium carbonate equivalent out of the total metric tons of lithium carbonate equivalent sold during the year, as detailed in the Partnership Agreement, and the adjusted net income is calculated in accordance with the provisions of the Partnership Agreement.

Dividends are determined and distributed between partners once the Company provides audited financial statements as of December 31, along with the requisite information for calculating Adjusted Net Income, Fixed Rate Profit, Non-Lithium Products Profit and other relevant information as agreed in the partnership contract. Partners have thirty days to formulate objections; if there are any discrepancies, these are resolved by an Independent Expert, who determines the final amount to be distributed. If no objections are raised or once they have been resolved, the parties must vote favorably on the distribution at the annual general meeting. The foregoing does not limit the Board’s power to declare interim dividends, provided that Series A and B preemptive rights are respected under current regulations and applicable agreements. See notes 3.25.

Note 20     Contingencies and restrictions
In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
20.1    Lawsuits and other relevant events

(a)In April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim. In July 2025, Empresa Eléctrica Cochrane requested incidental compliance with the ruling, a process that is awaiting sentencing with measures to better resolve pending issues.

(b)On October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(c)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$542.

(d)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently in the evidentiary stage. The amount of the lawsuit is approximately ThUS$330.

(e)In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit, as joint and several co-debtor, filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately ThUS$2,000. The case is being heard in the People's Court of Dongpo District, Meishan, Sichuan Province, which declared that the claim was inadmissible with respect to Dixin. In August 2025, both the plaintiff and the primary defendant filed appeals against the first instance ruling with the Sichuan Meishan Intermediate People's Court, which was rejected by the Court, waiving Dixin of any liability. There is a 6-month period currently underway—which expires at the end of February 2026—in which the plaintiff may file an appeal for annulment against this ruling.

(f)On December 30, 2025, Nova Andino was notified of a labor lawsuit in which workers of the contractor Servicios Industriales del Sur are claiming a series of employment benefits against their employer and jointly and severally against Nova Andino as the principal company. The ThUS$220 lawsuit is currently in the complaint response stage.

(g)On January 26, 2026, Nova Andino was notified of a workers’ compensation claim filed by a former employee of the contractor Bíbaro SpA who suffered an accident while performing regular internal transportation of debris within the site. The ThUS$300 lawsuit is currently in the complaint response stage.

(h)On January 27, 2026, Nova Andino was notified of a labor lawsuit in which workers of the contractor Servicios Industriales del Sur are claiming a series of employment benefits against their employer and jointly and severally against Nova Andino as the principal company. The ThUS$360 lawsuit is currently in the complaint response stage.

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
20.2    Administrative - Environmental contingencies

(a)In November 2016, the SMA filed charges against Nova Andino for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. Nova Andino submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. Nova Andino is currently implementing the compliance program, which is expected to be completed during the first quarter of 2026. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded.

(b)Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of ThUS$249 on Nova Andino for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending.

(c)In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against Nova Andino for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending.

(d)On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of Nova Andino, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. On October 17, 2025 the Environmental Assessment Service of the Antofagasta Region resolved to reject the request and declare inadmissible the request for review of RCA No. 226/2006 owned by Nova Andino, and to accept the request and declare admissible the request for review of RCA No. 21/2016 owned by Albemarle Limitada. The notification and publication of the resolution ruling on the admissibility of these is still pending.

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

(f)Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on Nova Andino for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending.
20.3    Tax Contingencies

Claims for the application of the specific tax on mining activities associated with lithium exploitation.

The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, SQM had paid a total of US$986.3 million for specific tax on mining activities applied to lithium related to tax years 2012 to 2023 (financial years 2011 to 2022). Nova Andino has filed seven tax claims against the SII. The amount paid included US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld Nova Andino action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by Nova Andino against the SII and is still subject to appeal by Nova Andino, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for the year ended December 31, 2023 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024) and US$34.4 million for the 2025 period, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of December 31, 2025 and December 31, 2024 and December 31, 2023, the Company recorded non-current tax receivables of US$59.5 million.

The claims are as follows.

(a)On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim, An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(b)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(c)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is US$ 5.5 million of which (i) US$ 1.2 million relates to amounts paid in excess, (ii) US$ 3.8 million relates to the tax claimed (net of the effect on corporate tax), and (iii) US$ 0.5 million relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court.

(d)On July 15, 2021, Nova Andino filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld Nova Andino claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. A cassation appeal filed by Nova Andino on April 23, 2024 for the review of this last ruling is pending before the Supreme Court.

(e)On June 30, 2023, Nova Andino filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, here (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate Income taxes. On June 26, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by Nova Andino. On July 18 and 31, 2025, documentary and testimonial evidence was submitted. After finalizing the evidentiary stage of the case, the progressive course of the case is pending, awaiting final judgment to be issued by the Court.

(f)On January 19, 2024, Nova Andino filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on Corporate income taxes. The case is currently at the discussion stage, pending the ruling that admits the case for evidence.

(g)On January 19, 2024, Nova Andino filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence.

(h)On December 19, 2023, through Assessment No. 67, the SII resolved discrepancies for the 2023 tax year (2022 business year), regarding the specific tax on mining activities, totaling ThU$785, of which ThU$10.9 pertains to amounts settled in excess, and ThU$774.1 relates to the claimed tax plus interest, net of first category tax. On August 14, 2024, a request for tax annulment and, in subsidy, a claim was filed to declare the invalidity of the aforementioned tax assessment. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence.

(i)On November 26, 2025, the SII issued SII Exempt Resolution DGC No. 94 for 2024. Of the refund requested by Nova Andino for the 2023 business year amounting to ThUS$472.5 (since it maintained PPM balances), the SII partially granted the refund in the amount of ThUS$310, denying the refund for ThUS$162.5, due to differences in taxes payable for specific tax on mining activities. Currently, a new lawsuit and tax claim against the aforementioned Resolution is being prepared. On January 27, 2026, the Company, through its subsidiary Nova Andino Litio SpA, received ThUS$139 as a tax refund for the 2024 tax year.

The details of resolutions and settlements with pending claims are provided below:

The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2025 tax year (2024 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, corresponding to the business year 2024 and 2025, amounts to US$ 67.5 million (net of first category tax), without considering interest and penalties.

Others claims.

(a)Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. appealed the ruling on February 24, 2025.

(b)On November 17, 2017, Nova Andino filed before the Fourth Tax and Customs Court of the Metropolitan Region, a tax claim against Assessment No. 95 dated July 26, 2017, due to the rejection of expenses for donations in the amount of ThUS$209. On October 29, 2025, the court issued a ruling to admit the case for evidence. In January 2026, documentary and testimonial evidence was presented in the case. After finalizing the evidentiary stage, we are currently awaiting the progressive course of the case, pending final judgment to be issued by the Court.

(c)On August 30, 2023, Nova Andino filed before the Third Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 dated August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319. On August 28, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by Nova Andino against the ruling that admitted the case for evidence on August 08, 2025. Then, on September 22, 2025, documentary evidence was presented and testimonial evidence was given. After finalizing the evidentiary stage, we are currently awaiting the progressive course of the case, pending final judgment to be issued by the Court.

(d)Sociedad Química y Minera de Chile S.A. has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is ThU$511, On April 28, 2025, the Company's claim was accepted and settlement No. 16 was annulled. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second-instance judgment, which was granted by a ruling dated October 24, 2025, and entered the Supreme Court on October 28, 2025. We are awaiting the processing of the motion.

(e)SQM Nitratos S.A. has filed a tax claim before the First Tax and Customs Court of the Metropolitan Region against settlement No. 15 dated August 30, 2022, which disallowed the donation expense for the application of Article 21 of the Income Tax Law. The disputed donations were made to the same donor institutions referenced in the prior settlement. The case involves an amount of ThUS$511. On April 04, 2025, the Court summoned the parties to hear the ruling. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM Nitratos S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second-instance judgment, which was granted by a ruling dated October 10, 2025, and entered the Supreme Court on October 14, 2025. We are awaiting the processing of the motion.

20.4    Association with Codelco

On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. On November 11, 2025, the Court of Appeals rejected the claim of illegality filed by Inversiones TLC. On January 26, 2026, the Supreme Court notified its decision confirming the judgment of the Court of Appeals of Santiago, rejecting all aspects of Tianqi’s Appeal.
20.5 Other matters

The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters including the US FCPA Act. In November 2023, the Company received a subpoena from the SEC requesting information and documents related to SQM’s mining operations, its compliance program, transactions with third parties and allegations of violations of the FCPA, if any, and other anti-corruption laws. The Company immediately hired experienced lawyers in the United States and Chile, as well as accountants and forensic experts, to respond to the SEC’s requests. Along with its advisors, the Company also started an internal investigation into the SEC’s areas of interest, conducted under the guidance of outside legal counsel and overseen by the Directors’ Committee. To respond to the SEC’s subpoena and complete the investigation, the Company has gathered and reviewed a large volume of documents and interviewed its employees, officers, directors, and third parties. It has cooperated with the SEC throughout this process by providing documents and information in response to the subpoena and making its employees available for testimony. Based on the internal investigation so far, the Company has not found any payments that it believes violate the anti-bribery provisions of the FCPA or other relevant anti-bribery statutes. During the third quarter of 2025, the SEC has resumed the investigation after the end of the pause ordered by the US government. The company has also assessed and improved its compliance program, an activity it performs periodically.

20.6 Indirect guarantees
As of December 31, 2025and 2024, there are no indirect guarantees.
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
(a)Geographic areas:

For the year ended December 31, 2025
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	118,647	3,023	166	19,716	1,085	18,873	161,510
Latin America and the Caribbean	116,243	19,347	2,596	33,184	8,411	8,446	188,227
Europe	175,478	384,401	59,689	18,756	16,243	452	655,019
North America	393,994	140,281	60,468	49,236	43,221	2,166	689,366
Asia and Others	178,035	495,728	2,165,326	34,615	6,442	1,956	2,882,102
Total	982,397	1,042,780	2,288,245	155,507	75,402	31,893	4,576,224

For the year ended December 31, 2024
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	110,282	2,012	600	36,506	1,129	21,022	171,551
Latin America and the Caribbean	113,524	20,933	4,300	89,473	7,749	4,650	240,629
Europa	156,500	368,448	97,000	40,270	18,919	470	681,607
North America	367,530	158,253	57,900	61,145	43,519	1,447	689,794
Asia and Others	194,104	418,666	2,081,450	43,389	6,839	732	2,745,180
Total	941,940	968,312	2,241,250	270,783	78,155	28,321	4,528,761

For the year ended December 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,669	1,603	2,327	31,356	1,136	23,590	169,681
Latin America and the Caribbean	76,157	21,523	7,289	93,868	10,489	973	210,299
Europa	128,370	368,696	278,360	30,357	21,054	1,275	828,112
North America	411,586	122,025	134,768	67,232	47,074	926	783,611
Asia and Others	188,130	378,304	4,757,370	56,237	95,470	276	5,475,787
Total	913,912	892,151	5,180,114	279,050	175,223	27,040	7,467,490

(b)Main product and service lines:

Products and Services	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	982,397	941,940	913,912
-Sodium Nitrates	11,095	16,906	25,056
-Potassium nitrate and sodium potassium nitrate	522,854	531,961	502,349
-Specialty Blends	268,863	246,219	235,290
-Other specialty fertilizers	179,585	146,854	151,217
Iodine and derivatives	1,042,780	968,312	892,151
Lithium and derivatives	2,288,245	2,241,250	5,180,114
Potassium	155,507	270,783	279,050
Industrial chemicals	75,402	78,155	175,223
Other	31,893	28,321	27,040
Total	4,576,224	4,528,761	7,467,490
21.2    Cost of sales
Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(1,173,403)	(1,187,712)	(1,109,139)
Classes of employee benefit expenses	(394,205)	(344,078)	(308,972)
Depreciation expense	(381,045)	(312,001)	(252,746)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(21,066)	(17,746)	(11,719)
Amortization expense	(14,498)	(7,622)	(12,415)
Investment plan expenses	(46,784)	(49,499)	(25,638)
Provision for materials, spare parts and supplies	(4,108)	(3,292)	(10,065)
Contractors	(331,165)	(265,729)	(226,180)
Operating leases	(99,141)	(85,117)	(84,423)
Mining patents	(43,319)	(17,861)	(7,560)
Operational transportation	(70,983)	(94,734)	(107,074)
Freight / product transportation costs	(244,158)	(288,135)	(263,285)
Insurance	(23,616)	(42,237)	(55,204)
Corfo rights and other agreements	(302,910)	(397,473)	(1,868,850)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,956)	(6,138)	(4,700)
Variation in gross inventory	(62,527)	(91,544)	20,024
Variation in inventory provision	15,364	19,136	(29,711)
Other	(22,104)	(9,872)	(34,779)
Total	(3,223,624)	(3,201,654)	(4,392,436)

21.3    Other income

Other income	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,549	1,958	2,002
Fines charged to suppliers	201	46	4,118
Amounts recovered from insurance	55	1,240	1,242
Overestimate of provisions for third-party obligations	1,687	309	1,272
Sale of assets classified as property, plant and equipment	31	43	11
Sales of materials, spare parts and supplies	765	842	147
Reimbursement of mining patents and notary expenses	12	8,511	5,205
Options on mining properties	281	2,112	376
Easements, pipelines and roads	49	414	—
Government Grants	1,144	13,076	24,387
reimbursements Royalty	2,184	2,000	—
Others	4,548	1,678	1,797
Total	12,506	32,229	40,557

21.4    Administrative expenses

Administrative expenses	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(102,384)	(93,824)	(75,450)
Marketing costs	(6,972)	(6,433)	(6,611)
Amortization expenses	(39)	(136)	(444)
Entertainment expenses	(6,626)	(6,384)	(6,067)
Advisory services	(30,291)	(29,860)	(32,562)
Lease of buildings and facilities	(2,475)	(1,755)	(4,331)
Insurance	(4,316)	(6,254)	(3,778)
Office expenses	(9,307)	(9,165)	(9,230)
Contractors	(8,917)	(8,957)	(11,067)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,699)	(4,919)	(3,463)
Other expenses	(18,551)	(18,272)	(22,762)
Total	(195,577)	(185,959)	(175,765)

21.5    Other expenses

Other expenses	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Impairment (losses) /reversals of impairment losses recognized in income for the year
Properties, plant and equipment	(10,791)	(10,759)	(47,059)
Intangible assets other than goodwill	—	—	—
Impairment of materials, spare parts, and supplies	—	3,625	—
Goodwill	—	—	(9)
Subtotal	(10,791)	(7,134)	(47,068)
Other expenses, by nature
Legal expenses	(14,591)	(47,887)	17,127
VAT and other unrecoverable taxes	(2,637)	(1,779)	(2,683)
Fines paid	(494)	(326)	(542)
Investment plan expenses	(19,507)	(11,546)	(13,255)
Exploration expenses	—	—	—
Contributions and donations	(30,720)	(35,250)	(38,756)
Other personnel reorganization expenses	(9,119)	—	—
Depreciation Metals Department	(217)	—	—
Other operating expenses	(8,226)	(776)	(8,223)
Subtotal	(85,511)	(97,564)	(46,332)
Total	(96,302)	(104,698)	(93,400)
21.6    Other (losses)

Other (losses)	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Sale of investments in associates	—	—	—
Adjust previous year application method of participation	(2,017)	209	(378)
Reversal/Impairment of interests in associates	(45)	246	626
Share of profits and losses of associates and joint ventures accounted for using the equity method	(7,240)	—	(2,599)
Impairment of investments in joint ventures	(1,861)	—	—
Others	20	(2,597)	97
Total	(11,143)	(2,142)	(2,254)
21.7 Impairment losses and reversals for financial assets

Impairment of financial assets and reversal of impairment losses	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
(Impairment) reversal of value of financial assests (See Note 12.2)	976	(639)	202
Totals	976	(639)	202

21.8    Summary of expenses by nature
The following summary considers notes 21.2, 21.4 and 21.5.

	For the period from January to December of the year
Expenses by nature	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(1,173,403)	(1,187,712)	(1,109,139)
Employee benefit expenses	(496,589)	(437,902)	(384,422)
Depreciation expense	(381,262)	(312,001)	(252,746)
Depreciation of right-of-use assets	(26,765)	(22,665)	(15,182)
Impairment of properties, plant and equipment, intangible and Goodwill	(10,791)	(7,134)	(47,068)
Amortization expense	(14,537)	(7,758)	(12,859)
Legal expenses	(14,591)	(47,887)	17,127
Investment plan expenses	(66,291)	(61,045)	(38,893)
Provision for materials, spare parts and supplies	(4,108)	(3,292)	(10,065)
Contractors	(340,082)	(274,686)	(237,247)
Operational leases	(101,616)	(86,872)	(88,754)
Mining patents	(43,319)	(17,861)	(7,560)
Operational transportation	(70,983)	(94,734)	(107,074)
Freight and product transportation costs	(244,158)	(288,135)	(263,285)
Corfo rights and other agreements	(302,910)	(432,723)	(1,907,606)
Other personal reorganization expenses	(9,119)	—	—
Expenses related to variable lease payments (contracts under IFRS 16)	(3,956)	(6,138)	(4,700)
Insurance	(27,932)	(48,491)	(58,982)
Consultant and advisor services	(30,291)	(29,860)	(32,562)
Variation in gross inventory	(62,527)	(91,544)	20,024
Variation in inventory provision	15,364	19,136	(29,711)
Other expenses	(105,637)	(53,007)	(90,897)
Total expenses by nature	(3,515,503)	(3,492,311)	(4,661,601)
21.9    Finance expenses

Finance expenses	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(7,136)	(5,485)	(3,890)
Interest expense from bonds	(184,329)	(162,258)	(106,871)
Interest expense from loans	(60,146)	(84,821)	(55,926)
Reversal of capitalized interest expenses	75,038	67,126	43,331
Financial expenses for restoration and rehabilitation provisions	(5,549)	2,103	2,368
Interest on lease agreement	(2,951)	(2,820)	(2,038)
Loss on debt redemption and extinguishment	—	(982)	—
Other finance costs	(7,599)	(10,407)	(15,376)
Total	(192,672)	(197,544)	(138,402)

21.10    Finance income

Finance income	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Interest from term deposits	52,382	67,407	81,981
Interest from marketable securities	6,838	11,193	31,920
Interest from maintenance of minimum bank balance in current account	1,900	3,246	12
Other finance income	24,587	21,086	4,614
Other finance interests	—	710	4,199
Total	85,707	103,642	122,726
Note 22    Reportable segments
22.1    Reportable segments
(a)General information:
The amounts of each item disclosed for each operating segment are based on the information reviewed by the CODM, (identified as the Chief Executive Officer of SQM Group), which is used to allocate resources to the segments and to assess their performance.
The operating segments are consistent with the Company’s management structure and the manner in which operating results are reported. They reflect components whose operating results are regularly reviewed by the respective management to allocate resources and evaluate performance (see Note 22.2).
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
(i)Specialty plant nutrients
(ii)Iodine and its derivatives
(iii)Lithium and its derivatives
(iv)Industrial chemicals
(v)Potassium
(vi)Other products and services

(d)Description of income sources for all the other segments
Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 22.2 and 22.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.
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

22.2    Reportable segment disclosures:

Operating segment items for the year ended December 31, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	982,397	1,042,780	2,288,245	75,402	155,507	31,893	4,576,224	4,576,224	—	4,576,224
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	982,397	1,042,780	2,288,245	75,402	155,507	31,893	4,576,224	4,576,224	—	4,576,224
Costs of sales	(837,328)	(481,233)	(1,684,776)	(44,810)	(143,340)	(32,137)	(3,223,624)	(3,223,624)	—	(3,223,624)
Administrative expenses	—	—	—	—	—	—	—	—	(195,577)	(195,577)
Finance expense	—	—	—	—	—	—	—	—	(192,672)	(192,672)
Depreciation and amortization expense	(64,493)	(81,164)	(260,057)	(6,858)	(8,995)	(997)	(422,564)	(422,564)	—	(422,564)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	6,738	6,738
Income before taxes	145,069	561,547	603,469	30,592	12,167	(244)	1,352,600	1,352,600	(391,874)	960,726
Income tax expense	—	—	—	—	—	—	—	—	(320,083)	(320,083)
Net income (loss)	145,069	561,547	603,469	30,592	12,167	(244)	1,352,600	1,352,600	(711,957)	640,643
Assets	—	—	—	—	—	—	—	—	14,504,960	14,504,960
Equity-accounted investees	—	—	—	—	—	—	—	—	631,199	631,199
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	2,738,247	2,738,247
Liabilities	—	—	—	—	—	—	—	—	6,451,081	6,451,081
Impairment loss of financial assets recognized in income							—	—	976	976
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(10,791)	(10,791)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	1,314,367	1,314,367
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(771,762)	(771,762)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(146,951)	(146,951)

Operating segment items for the year ended December 31, 2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	941,940	968,312	2,241,250	78,155	270,783	28,321	4,528,761	4,528,761	—	4,528,761
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	941,940	968,312	2,241,250	78,155	270,783	28,321	4,528,761	4,528,761	—	4,528,761
Costs of sales	(775,152)	(444,904)	(1,666,328)	(47,453)	(236,390)	(31,427)	(3,201,654)	(3,201,654)	—	(3,201,654)
Administrative expenses	—	—	—	—	—	—	—	—	(185,959)	(185,959)
Finance expense	—	—	—	—	—	—	—	—	(197,544)	(197,544)
Depreciation and amortization expense	(72,211)	(57,038)	(187,538)	(6,328)	(19,275)	(34)	(342,424)	(342,424)	—	(342,424)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	11,025	11,025
Income before taxes	166,788	523,408	574,922	30,702	34,393	(3,106)	1,327,107	1,327,107	(352,693)	974,414
Income tax expense	—	—	—	—	—	—	—	—	(282,573)	(282,573)
Net income (loss)	166,788	523,408	574,922	30,702	34,393	(3,106)	1,327,107	1,327,107	(635,266)	691,841
Assets	—	—	—	—	—	—	—	—	11,495,569	11,495,569
Equity-accounted investees	—	—	—	—	—	—	—	—	585,794	585,794
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	(1,181,113)	(1,181,113)
Liabilities	—	—	—	—	—	—	—	—	6,297,502	6,297,502
Impairment loss of financial assets recognized in income							—	—	(639)	(639)
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(7,134)	(7,134)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	1,274,678	1,274,678
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,213,992)	(1,213,992)
Cash flows from financing activities	—	—	—	—	—	—	—	—	282,383	282,383

Operating segment items for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	—	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	(4,392,436)	(4,392,436)	—	(4,392,436)
Administrative expenses	—	—	—	—	—	—	—	—	(175,765)	(175,765)
Finance expense	—	—	—	—	—	—	—	—	(138,402)	(138,402)
Depreciation and amortization expense	(70,342)	(53,140)	(124,010)	(15,232)	(18,006)	(57)	(280,787)	(280,787)	—	(280,787)
The entity’s interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	593	593
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income (loss)	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(2,144,787)	930,267
Assets	—	—	—	—	—	—	—	—	10,778,837	10,778,837
Equity-accounted investees	—	—	—	—	—	—	—	—	86,417	86,417
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	2,785,385	2,785,385
Other Liabilities	—	—	—	—	—	—	—	—	6,301,408	6,301,408
Impairment loss of financial assets recognized in income							—	—	202	202
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(47,068)	(47,068)
Cash flows
Cash flows from operating activities	—	—	—	—	—	—	—	—	(196,639)	(196,639)
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(1,481,493)	(1,481,493)
Cash flows from financing activities	—	—	—	—	—	—	—	—	66,261	66,261

22.3    Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income for the year ended December 31,2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	982,397	1,042,780	2,288,245	75,402	155,507	31,893	—	4,576,224
Costs of sales	(837,328)	(481,233)	(1,684,776)	(44,810)	(143,340)	(32,137)	—	(3,223,624)
Gross profit	145,069	561,547	603,469	30,592	12,167	(244)	—	1,352,600
Other incomes by function	—	—	—	—	—	—	12,506	12,506
Administrative expenses	—	—	—	—	—	—	(195,577)	(195,577)
Other expenses by function	—	—	—	—	—	—	(96,302)	(96,302)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	976	976
Other losses	—	—	—	—	—	—	(11,143)	(11,143)
Financial income	—	—	—	—	—	—	85,707	85,707
Financial costs	—	—	—	—	—	—	(192,672)	(192,672)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	6,738	6,738
Exchange differences	—	—	—	—	—	—	(2,107)	(2,107)
Income before taxes	145,069	561,547	603,469	30,592	12,167	(244)	(391,874)	960,726
Income tax expense	—	—	—	—	—	—	(320,083)	(320,083)
Net income	145,069	561,547	603,469	30,592	12,167	(244)	(711,957)	640,643

Items in the statement of comprehensive income for the year ended December 31,2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	941,940	968,312	2,241,250	78,155	270,783	28,321	—	4,528,761
Costs of sales	(775,152)	(444,904)	(1,666,328)	(47,453)	(236,390)	(31,427)	—	(3,201,654)
Gross profit	166,788	523,408	574,922	30,702	34,393	(3,106)	—	1,327,107
Other incomes by function	—	—	—	—	—	—	32,229	32,229
Administrative expenses	—	—	—	—	—	—	(185,959)	(185,959)
Other expenses by function	—	—	—	—	—	—	(104,698)	(104,698)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	(639)	(639)
Other gains	—	—	—	—	—	—	(2,142)	(2,142)
Financial income	—	—	—	—	—	—	103,642	103,642
Financial costs	—	—	—	—	—	—	(197,544)	(197,544)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	11,025	11,025
Exchange differences	—	—	—	—	—	—	(8,607)	(8,607)
Income before taxes	166,788	523,408	574,922	30,702	34,393	(3,106)	(352,693)	974,414
Income tax expense	—	—	—	—	—	—	(282,573)	(282,573)
Net income	166,788	523,408	574,922	30,702	34,393	(3,106)	(635,266)	691,841

Items in the statement of comprehensive income for the year ended December 31,2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	—	7,467,490
Cost of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	—	(4,392,436)
Gross profit	222,403	536,434	2,224,445	33,872	59,453	(1,553)	—	3,075,054
Other incomes by function	—	—	—	—	—	—	40,557	40,557
Administrative expenses	—	—	—	—	—	—	(175,765)	(175,765)
Other expenses by function	—	—	—	—	—	—	(93,400)	(93,400)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	202	202
Other losses	—	—	—	—	—	—	(2,254)	(2,254)
Financial income	—	—	—	—	—	—	122,726	122,726
Financial costs	—	—	—	—	—	—	(138,402)	(138,402)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	593	593
Exchange differences	—	—	—	—	—	—	(22,293)	(22,293)
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(268,036)	2,807,018
Income tax expense	—	—	—	—	—	—	(1,876,751)	(1,876,751)
Net income from continuing operations	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(2,144,787)	930,267
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
22.6    Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at December 31, 2025	161,510	188,227	655,019	689,366	2,882,102	4,576,224
Non-current assets at December 31, 2025
Investment accounted for under the equity method	—	—	35,027	19,611	576,561	631,199
Intangible assets other than goodwill	2,457,677	374	8,838	7	86,156	2,553,052
Goodwill	—	86	148	724	—	958
Property, plant and equipment, net	3,786,247	6,389	12,196	10,012	1,024,646	4,839,490
Right-of-use assets	34,516	1,799	2,753	8,521	22,747	70,336
Other non-current assets	65,831	—	—	5,659	242,858	314,348
Non-current assets	6,344,271	8,648	58,962	44,534	1,952,968	8,409,383

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2024	171,551	240,629	681,607	689,794	2,745,180	4,528,761
Non-current assets at December 31, 2024
Investment accounted for under the equity method	—	—	13,912	17,470	554,412	585,794
Intangible assets other than goodwill	73,762	450	6,466	547	86,743	167,968
Goodwill	—	86	138	724	—	948
Property, plant and equipment, net	3,465,971	6,651	10,598	8,277	942,148	4,433,645
Right-of-use assets	46,122	1,806	3,234	6,112	26,796	84,070
Other non-current assets	68,777	29	—	5,413	289,947	364,166
Non-current assets	3,654,632	9,022	34,348	38,543	1,900,046	5,636,591

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2023	169,681	210,299	828,112	783,611	5,475,787	7,467,490
Non-current assets at December 31, 2023
Investment accounted for under the equity method	—	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	—	86	148	724	—	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	—	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

Note 23    Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:
As of December 31, 2025, 2024 and 2023, are detailed as follows:

Details	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Comercial Hydro S.A.	1,004	1,004	1,004
SQMC Internacional Ltda.	—	—	(9)
Proinsa Ltda.	—	—	(10)
Comercial Agrorama Ltda.	188	192	188
Isapre Norte Grande Ltda.	(169)	(239)	(147)
Almacenes y Depósitos Ltda.	—	—	662
Sacal S.A.	—	—	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	—	—	(41)
Agrorama S.A.	869	814	730
SQM Vitas Fzco	—	(1,714)	(1,164)
Ajay Europe	(422)	(2,152)	(1,529)
SQM Oceanía Pty Ltd.	(579)	(579)	(579)
SQM Indonesia S.A.	—	(124)	(124)
Azure Minerals	8,915	(33,080)	—
SQM Holland B.V.	—	—	99
SQM Thailand Limited	—	—	(68)
SQM Europe	—	—	(1,983)
SQM Australia Pty Ltd.	(1,392)	(1,265)	(1,643)
Pavoni & C. Spa	—	—	(224)
Pirra Lithium Pty Ltd.	—	(135)	—
Sichuan Dixin New Energy Co. Ltd	2,222	(714)	—
SQM Colombia S.A.S.	—	—	(80)
SAS Adionics	1,144	—	—
Others	44	(32)	—
Total	11,824	(38,024)	(4,921)
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

Class of Asset	Currency	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,167,601	1,020,101
Cash and cash equivalents	CLP	277,692	214,361
Cash and cash equivalents	CNY	257,773	76,807
Cash and cash equivalents	EUR	10,493	6,716
Cash and cash equivalents	GBP	1	2
Cash and cash equivalents	AUD	20,338	40,954
Cash and cash equivalents	MXN	220	2,038
Cash and cash equivalents	AED	20	1
Cash and cash equivalents	JPY	1,487	910
Cash and cash equivalents	NOK	—	1
Cash and cash equivalents	ZAR	12,768	10,978
Cash and cash equivalents	KRW	888	4,979
Cash and cash equivalents	IDR	—	3
Cash and cash equivalents	MAD	991	—
Cash and cash equivalents	CAD	49	—
Subtotal cash and cash equivalents		1,750,321	1,377,851
Other current financial assets	USD	318,013	1,079,559
Other current financial assets	BRL	113	36
Other current financial assets	CLP	657,893	—
Other current financial assets	COP	622	—
Subtotal other current financial assets		976,641	1,079,595
Other current non-financial assets	USD	23,345	20,185
Other current non-financial assets	AUD	2,686	2,476
Other current non-financial assets	CLF	235	153
Other current non-financial assets	CLP	83,986	151,604
Other current non-financial assets	CNY	6,220	20,557
Other current non-financial assets	EUR	707	482
Other current non-financial assets	COP	478	313
Other current non-financial assets	MXN	2,543	2,267
Other current non-financial assets	THB	—	—
Other current non-financial assets	JPY	45	89
Other current non-financial assets	ZAR	45	44
Other current non-financial assets	KRW	—	2,535
Other current non-financial assets	MAD	29	—
Other current non-financial assets	INR	135	—
Other current non-financial assets	BRL	110	—
Other current non-financial assets	SEK	1,710	—
Other current non-financial assets	CAD	14	—
Subtotal other non-financial current assets		122,288	200,705
Trade and other receivables	USD	486,896	407,361
Trade and other receivables	BRL	786	77
Trade and other receivables	CLF	1,286	1,171
Trade and other receivables	CLP	57,750	58,117
Trade and other receivables	CNY	36,901	82,539
Trade and other receivables	EUR	36,333	25,815
Trade and other receivables	GBP	392	284
Trade and other receivables	MXN	1,229	1,214

Class of Asset	Currency	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Trade and other receivables	AED	2,225	763
Trade and other receivables	JPY	508	488
Trade and other receivables	AUD	4,893	9,893
Trade and other receivables	ZAR	15,159	14,600
Trade and other receivables	COP	3,380	3,812
Trade and other receivables	PEN	3	3
Trade and other receivables	INR	821	—
Trade and other receivables	MAD	4	—
Trade and other receivables	KRW	457	—
Trade and other receivables	CAD	32	—
Subtotal trade and other receivables		649,055	606,137
Receivables from related parties	USD	18,953	20,061
Receivables from related parties	EUR	1,338	1,899
Receivables from related parties	AUD	16,508	6,746
Subtotal receivables from related parties		36,799	28,706
Current inventories	USD	1,803,478	1,702,185
Subtotal Current Inventories		1,803,478	1,702,185
Current tax assets	USD	429,732	571,818
Current tax assets	BRL	40	4
Current tax assets	CLP	2,978	2,040
Current tax assets	CNY	—	348
Current tax assets	EUR	1,596	281
Current tax assets	MXN	4,738	4,115
Current tax assets	JPY	—	—
Current tax assets	PEN	2,094	1,804
Current tax assets	ZAR	—	28
Current tax assets	COP	482	2,614
Current tax assets	KRW	1	2
Current tax assets	AUD	133	89
Subtotal current tax assets		441,794	583,143
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		118	118
Total current assets		5,780,494	5,578,440
Other non-current financial assets	USD	76,244	60,706
Subtotal Other non-current financial assets		76,244	60,706
Other non-current non-financial assets	USD	71,590	74,245
Other non-current non-financial assets	CNY	242,758	289,921
Subtotal Other non-current non-financial assets		314,348	364,166
Other receivables, non-current	USD	780	1,785
Other receivables, non-current	CLF	1,675	63
Other receivables, non-current	MXN	349	220
Other receivables, non-current	KRW	—	240
Other receivables, non-current	CLP	489	419
Other receivables, non-current	PEN	2	—
Subtotal Other receivables, non-current		3,295	2,727
Investments classified using the equity method of accounting	USD	43,383	29,869
Investments classified using the equity method of accounting	AED	—	324
Investments classified using the equity method of accounting	EUR	12,634	9,610
Investments classified using the equity method of accounting	AUD	575,182	545,991
Subtotal Investments classified using the equity method of accounting		631,199	585,794
Intangible assets other than goodwill	USD	2,553,052	167,968

Class of Asset	Currency	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Subtotal intangible assets other than goodwill		2,553,052	167,968
Purchases goodwill, gross	USD	958	948
Subtotal Purchases goodwill, gross		958	948
Property, plant and equipment	USD	4,839,490	4,433,645
Subtotal property, plant and equipment		4,839,490	4,433,645
Right-of-use assets	USD	70,336	84,070
Subtotal Right-of-use assets		70,336	84,070
Non-current tax assets	USD	59,541	59,541
Subtotal non-current tax assets		59,541	59,541
Deferred tax assets	USD	176,003	157,564
Subtotal Deferred tax assets		176,003	157,564
Total non-current assets		8,724,466	5,917,129
Total assets		14,504,960	11,495,569

		As of December 31, 2025			As of December 31, 2024
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	120,769	327,825	448,594	349,671	795,283	1,144,954
Other current financial liabilities	CLF	21,809	352	22,161	18,206	308	18,514
Subtotal other current financial liabilities		142,578	328,177	470,755	367,877	795,591	1,163,468
Lease liabilities, current	USD	—	14,246	14,246	—	14,311	14,311
Lease liabilities, current	CLF	—	1,680	1,680	—	2,433	2,433
Lease liabilities, current	MXN	—	3,832	3,832	—	2,828	2,828
Lease liabilities, current	EUR	—	465	465	—	451	451
Lease liabilities, current	AUD	—	1,278	1,278	—	2,671	2,671
Lease liabilities, current	INR	—	18	18	—	35	35
Lease liabilities, current	BRL	—	37	37	—	16	16
Lease liabilities, current	COP	—	—	—	—	266	266
Lease liabilities, current	CLP	—	36	36	—	—	—
Lease liabilities, current	CNY	—	561	561	—	—	—
Lease liabilities, current	JPY	—	43	43	—	—	—
Subtotal Lease liabilities, current		—	22,196	22,196	—	23,011	23,011
Trade and other payables	USD	81,056	13,261	94,317	102,724	14,579	117,303
Trade and other payables	CLF	10,607	—	10,607	5,020	—	5,020
Trade and other payables	BRL	181	—	181	6	—	6
Trade and other payables	THB	—	—	—	—	—	—
Trade and other payables	CLP	153,014	3	153,017	176,474	3	176,477
Trade and other payables	CNY	12,657	3,372	16,029	33,052	—	33,052
Trade and other payables	EUR	79,420	59	79,479	99,605	—	99,605
Trade and other payables	GBP	41	—	41	18	—	18
Trade and other payables	MXN	—	341	341	—	1,484	1,484
Trade and other payables	AUD	27,500	—	27,500	36,431	—	36,431
Trade and other payables	ZAR	1,351	—	1,351	—	1,562	1,562
Trade and other payables	AED	—	—	—	—	—	—
Trade and other payables	JPY	—	—	—	—	—	—
Trade and other payables	CHF	21	—	21	21	—	21
Trade and other payables	COP	—	398	398	—	325	325
Trade and other payables	CAD	59	—	59	9	—	9
Trade and other payables	KRW	—	147	147	107	—	107

		As of December 31, 2025			As of December 31, 2024
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other payables	INR	240	—	240	29	—	29
Trade and other payables	PEN	492	—	492	—	—	—
Subtotal trade and other payables		366,639	17,581	384,220	453,496	17,953	471,449
Trade payables due to related parties	USD	—	47,588	47,588	—	5,827	5,827
Trade payables due to related parties	AUD	5,818	—	5,818	4,438	—	4,438
Subtotal Trade payables due to related parties		5,818	47,588	53,406	4,438	5,827	10,265
Other current provisions	USD	311,344	8,154	319,498	28,064	270,161	298,225
Other current provisions	CLP	507	—	507	480	—	480
Other current provisions	JPY	—	—	—	12,492	—	12,492
Subtotal other current provisions		311,851	8,154	320,005	41,036	270,161	311,197

Current tax liabilities	USD	—	108,123	108,123	—	68,300	68,300
Current tax liabilities	CLP	—	—	—	—	290	290
Current tax liabilities	EUR	—	1,271	1,271	—	1,139	1,139
Current tax liabilities	CNY	—	1,544	1,544	—	8,644	8,644
Current tax liabilities	JPY	—	63	63	—	143	143
Current tax liabilities	AUD	—	28	28	—	388	388
Current tax liabilities	ZAR	—	522	522	—	33	33
Current tax liabilities	KRW	—	806	806	—	381	381
Current tax liabilities	PEN	—	708	708	—	433	433
Current tax liabilities	COP	—	—	—	—	90	90
Current tax liabilities	BRL	—	29	29	—	—	—
Subtotal current tax liabilities		—	113,094	113,094	—	79,841	79,841
Provisions for employee benefits, current	USD	63,811	419	64,230	29,265	—	29,265
Provisions for employee benefits, current	AUD	2,252	—	2,252	939	—	939
Provisions for employee benefits, current	EUR	380	—	380	—	—	—
Provisions for employee benefits, current	CLP	666	—	666	930	—	930
Provisions for employee benefits, current	PEN	255	—	255	141	—	141
Provisions for employee benefits, current	MXN	310	—	310	271	—	271
Subtotal Provisions for employee benefits, current		67,674	419	68,093	31,546	—	31,546
Other current non-financial liabilities	USD	253,895	108	254,003	38,607	220	38,827
Other current non-financial liabilities	BRL	49	—	49	18	—	18
Other current non-financial liabilities	CLP	36,935	37,075	74,010	32,749	34,577	67,326
Other current non-financial liabilities	CNY	475	17	492	12,287	—	12,287
Other current non-financial liabilities	EUR	2,579	3,617	6,196	4,050	—	4,050
Other current non-financial liabilities	MXN	971	—	971	890	—	890
Other current non-financial liabilities	JPY	32	—	32	93	—	93
Other current non-financial liabilities	PEN	121	—	121	96	—	96
Other current non-financial liabilities	COP	269	—	269	233	—	233
Other current non-financial liabilities	ARS	—	—	—	1,454	—	1,454
Other current non-financial liabilities	ZAR	866	16	882	756	31	787
Other current non-financial liabilities	KRW	3	—	3	1,978	—	1,978
Other current non-financial liabilities	INR	39	—	39	—	—	—
Subtotal other current non-financial liabilities		296,234	40,833	337,067	93,211	34,828	128,039
Total current liabilities		1,190,794	578,042	1,768,836	991,604	1,227,212	2,218,816

		As of December 31, 2025
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	—	1,791	293,291	448,360	2,655,063	3,398,505
Other non-current financial liabilities	CLF	—	—	—	186,592	635,460	822,052
Subtotal Other non-current financial liabilities		—	1,791	293,291	634,952	3,290,523	4,220,557
Non-current lease liabilities	USD	—	1,391	—	17,390	—	18,781
Non-current lease liabilities	CLP	—	—	—	15	—	15
Non-current lease liabilities	CLF	—	6	—	5,622	—	5,628
Non-current lease liabilities	EUR	—	—	—	2,398	—	2,398
Non-current lease liabilities	MXN	—	—	—	4,240	—	4,240
Non-current lease liabilities	JPY	—	—	—	19,668	—	19,668
Non-current lease liabilities	BRL	—	—	—	52	—	52
Subtotal non-current lease liabilities		—	1,397	—	49,385	—	50,782
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	20,837	—	—	23,591	44,428
Other non-current provisions	AUD	—	—	—	—	10,016	10,016
Subtotal Other non-current provisions		—	20,837	—	—	33,607	54,444
Deferred tax liabilities	USD	—	311,213	—	—	—	311,213
Subtotal Deferred tax liabilities		—	311,213	—	—	—	311,213
Provisions for employee benefits, non-current	USD	—	1,225	—	—	—	1,225
Provisions for employee benefits, non-current	CLP	—	24,875	—	—	18,277	43,152
Provisions for employee benefits, non-current	MXN	—	425	—	—	—	425
Provisions for employee benefits, non-current	AUD	—	—	—	—	268	268
Provisions for employee benefits, non-current	EUR	—	—	—	—	87	87
Provisions for employee benefits, non-current	JPY	92	—	—	—	—	92
Subtotal Provisions for employee benefits, non-current		92	26,525	—	—	18,632	45,249
Total non-current liabilities		92	361,763	293,291	684,337	3,342,762	4,682,245
Total liabilities							6,451,081

	As of December 31, 2024
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	—	—	129,683	—	3,120,228	3,249,911
Other non-current financial liabilities	CLF	—	—	—	—	350,671	350,671
Subtotal Other non-current financial liabilities		—	—	129,683	—	3,470,899	3,600,582
Non-current lease liabilities	USD	—	23,456	—	10,721	—	34,177
Non-current lease liabilities	CLP	—	36	—	56	—	92
Non-current lease liabilities	CLF	—	7,287	—	—	—	7,287
Non-current lease liabilities	MXN	—	—	—	19,245	—	19,245
Non-current lease liabilities	EUR	—	—	—	—	—	—
Non-current lease liabilities	AUD	—	—	—	—	—	—
Subtotal non-current lease liabilities		—	30,779	—	30,022	—	60,801
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	33,651	—	—	19,666	53,317
Subtotal Other non-current provisions		—	33,651	—	—	19,666	53,317
Deferred tax liabilities	USD	—	298,379	—	—	—	298,379
Subtotal Deferred tax liabilities		—	298,379	—	—	—	298,379
Provisions for employee benefits, non-current	USD	1,529	12,383	—	—	13,343	27,255
Provisions for employee benefits, non-current	CLP	37,791	—	—	—	—	37,791
Provisions for employee benefits, non-current	MXN	294	—	—	—	—	294
Provisions for employee benefits, non-current	AUD	180	—	—	—	—	180
Provisions for employee benefits, non-current	JPY	—	—	—	—	—	—
Provisions for employee benefits, non-current	EUR	87	—	—	—	—	87
Subtotal Provisions for employee benefits, non-current		39,881	12,383	—	—	13,343	65,607
Total non-current liabilities		39,881	375,192	129,683	30,022	3,503,908	4,078,686
Total liabilities							6,297,502
b) Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to December of the year
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Foreign currency translation loss	(2,107)	(8,607)	(22,293)
Foreign currency translation reserve	49,462	(34,516)	3,177
Total	47,355	(43,123)	(19,116)
The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Note 25    Income tax and deferred taxes
Tax receivables as of December 31, 2025 and 2024, are as follows:
25.1    Current and non-current tax assets
(a)Current

Current tax assets	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies (1)	28,514	133,898
Monthly provisional income tax payments, foreign companies	10,930	12,859
Corporate tax credits (2)	7,169	4,603
Taxes in recovery process (1)	395,181	431,783
Total	441,794	583,143
(b)Non-current

Non-current tax assets	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Non current tax receivable (see note 20.3)	59,541	59,541
Total	59,541	59,541

(1)The PPM of Chilean companies and taxes in the process of recovery are presented net of the liability for specific tax on lithium mining activity for an amount of US$16.2 million.
(2)These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

25.2    Current tax liabilities

Current tax liabilities	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chilean income tax (1)	108,409	24,687
Specific mining tax to lithium mining (see note 20.3)	—	—
Foreign company income tax (2)	4,685	55,154
Total	113,094	79,841
(1)Income tax in Chile is presented net of provisional monthly payments by Chilean companies for an amount of US$156.5 million.

(2)The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$16.5 million.
Income tax is calculated based on the income statements or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%.

The provision for the specific tax on mining activity (IEAM) is determined by applying the taxable rate to the mining operating margin obtained. It is currently subject to tax invariability under Article 11 ter of Decree Law No. 600, 1974. The Company made a provision of 5.36% for potassium products and 5.73% for lithium products and their derivatives involving the Salar de Atacama operations of Nova Andino Litio SpA and 6.55% for the mining operations of SQM Nitratos S.A.
The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2025	Income tax 2024
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3.85%	21% + 2.5%
South Africa	27%	27%
South Korea	24% (2)	24% (2)
China	25%+12% (1)	25%+12% (1)
Australia	30%	30%
(1)Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%.
(2)Sliding scale from 9% to 24% of taxable income.
25.3    Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of December 31, 2025

Description of deferred tax assets and liabilities as of December 31, 2025	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized profit	189,714	—
Property, plant and equipment and capitalized interest (1)	—	(380,459)
Restoration and rehabilitation provision	12,037	—
Manufacturing expenses	—	(123,811)
Employee benefits and unemployment insurance	—	(9,459)
Vacation accrual	10,277	—
Inventory provision	25,170	—
Materials provision	16,227	—
Others employee benefits	10,515	—
Research and development expenses	—	(17,386)
Bad debt provision	341	—
Provision for legal complaints and expenses	4,452	—
Loan acquisition expenses	—	(16,965)
Financial instruments recorded at market value	648	—
Specific tax on mining activity	9,207	—
Specific tax on lithium mining activity	6,312	—
Tax loss benefit	131,622	—
Other	—	(4,170)
Foreign items (other)	518	—
Balances to date	417,040	(552,250)
Net balance		(135,210)
(1)This includes right-of-use assets.

(b)Deferred tax assets and liabilities as of December 31, 2024

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2024	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	157,503	—
Property, plant and equipment and capitalized interest (1)	—	(314,309)
Restoration and rehabilitation provision	5,220	—
Manufacturing expenses	—	(154,906)
Employee benefits and unemployment insurance	—	(8,736)
Vacation accrual	9,001	—
Inventory provision	16,353	—
Materials provision	20,293	—
Others employee benefits	10,291	—
Research and development expenses	—	(17,239)
Bad debt provision	—	(203)
Provision for legal complaints and expenses	2,788	—
Loan acquisition expenses	—	(17,604)
Financial instruments recorded at market value	3,277	—
Specific tax on mining activity	—	(1,398)
Specific tax on lithium mining activity	4,049	—
Tax loss benefit	129,123	—
Other	15,422	—
Foreign items (other)	260	—
Balances to date	373,580	(514,395)
Net balance		(140,815)
(1)This item includes right-of-use assets.
Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2025 and 2024, are as follows:

Movements of deferred tax assets and liabilities	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets	176,003	157,564
Deferred tax liabilities	(311,213)	(298,379)
Total	(135,210)	(140,815)

(c)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2025

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2025	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	157,503	32,211	—	32,211	189,714
Property, plant and equipment and capitalized interest	(314,309)	(66,150)	—	(66,150)	(380,459)
Restoration and rehabilitation provision	5,220	6,817	—	6,817	12,037
Manufacturing expenses	(154,906)	31,095	—	31,095	(123,811)
Employee benefits and unemployment insurance	(8,736)	(1,177)	454	(723)	(9,459)
Vacation accrual	9,001	1,276	—	1,276	10,277
Inventory provision	16,353	8,817	—	8,817	25,170
Materials provision	20,293	(4,066)	—	(4,066)	16,227
Derivative financial instruments	—	(865)	865	—	—
Others employee benefits	10,291	224	—	224	10,515
Research and development expenses	(17,239)	(147)	—	(147)	(17,386)
Bad debt provision	(203)	544	—	544	341
Provision for legal complaints and expenses	2,788	1,664	—	1,664	4,452
Loan approval expenses	(17,604)	639	—	639	(16,965)
Financial instruments recorded at market value	3,277	—	(2,629)	(2,629)	648
Specific tax on mining activity	(1,398)	10,552	53	10,605	9,207
Specific tax on lithium mining activity	4,049	2,251	12	2,263	6,312
Tax loss benefit	129,123	2,499	—	2,499	131,622
Others	15,422	(19,592)	—	(19,592)	(4,170)
Foreign items (other)	260	253	5	258	518
Total temporary differences, unused losses and unused tax credits	(140,815)	6,845	(1,240)	5,605	(135,210)

(d)Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2024

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2024	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(163,837)	—	(163,837)	157,503
Property, plant and equipment and capitalized interest	(288,116)	(26,193)	—	(26,193)	(314,309)
Restoration and rehabilitation provision	6,336	(1,116)	—	(1,116)	5,220
Manufacturing expenses	(159,879)	4,973	—	4,973	(154,906)
Employee benefits and unemployment insurance	(9,438)	1,567	(865)	702	(8,736)
Vacation accrual	9,373	(372)	—	(372)	9,001
Inventory provision	34,718	(18,365)	—	(18,365)	16,353
Materials provision	14,405	5,888	—	5,888	20,293
Derivative financial instruments	—	3,049	(3,049)	—	—
Others employee benefits	6,561	3,730	—	3,730	10,291
Research and development expenses	(16,046)	(1,193)	—	(1,193)	(17,239)
Bad debt provision	1,957	(2,160)	—	(2,160)	(203)
Provision for legal complaints and expenses	2,932	(144)	—	(144)	2,788
Loan approval expenses	(12,735)	(4,869)	—	(4,869)	(17,604)
Financial instruments recorded at market value	(52,016)	—	55,293	55,293	3,277
Specific tax on mining activity	(3,303)	1,900	5	1,905	(1,398)
Specific tax on lithium mining activity	—	4,049	—	4,049	4,049
Tax loss benefit	74,347	54,776	—	54,776	129,123
Others	(22,963)	38,385	—	38,385	15,422
Foreign items (other)	75	(1,682)	1,867	185	260
Total temporary differences, unused losses and unused tax credits	(92,452)	(101,614)	53,251	(48,363)	(140,815)
(e)Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries.
As of December 31, 2025, and 2024, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chile	35,323	44,525
Foreign	96,299	84,598
Total	131,622	129,123

The tax losses as of December 31, 2025, which are the basis for these deferred taxes, correspond mainly to Servicios Integrales de Tránsito y Transferencias S.A., SQM Potasio SpA., Orcoma SpA., SQM Nueva Potasio SpA., SCM Búfalo, SQM North América Corp, Sichuan Dixin New Energy Co. Ltd., SQM Comercial Perú S.A.C. y SQM Australia Pty Ltd.

(f)Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of December 31, 2025 and 2024 are detailed as follows:

Movements in deferred tax assets and liabilities	Assets (liabilities)
	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(140,815)	(92,452)
Increase (decrease) in deferred taxes in income	6,845	(101,614)
Increase (decrease) deferred taxes in equity	(1,240)	53,251
Total	(135,210)	(140,815)
(g)Disclosures on income tax (expenses) benefits
Income tax (expenses) benefit for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(52,626)	(71,477)	(120,893)
Current income tax (expenses), domestic, net	(239,862)	(92,799)	(319,991)
(Expenses) for specific taxes on lithium-related mining activity (see note 20.3) (1)	(34,440)	(16,683)	(1,089,476)
Current income tax expense, net, total	(326,928)	(180,959)	(1,530,360)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(2,035)	73,935	(34,014)
Current income tax (expense) benefits, domestic, net	8,880	(175,549)	(312,377)
Deferred tax expense, net, total	6,845	(101,614)	(346,391)
Income tax expense	(320,083)	(282,573)	(1,876,751)

(1) Includes a tax expense adjustment amounting US$1,089.5 million for the year ended December 31, 2023 relating to the specific mining tax to lithium mining claims (see note 20.3).
________________________________________________
(h)Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2025
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	(1,699)	524	(1,175)
Cash flow hedges	(3,205)	865	(2,340)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	9,737	(2,629)	7,108
Total	4,833	(1,240)	3,593

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2024
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	3,148	(860)	2,288
Cash flow hedges	11,293	(3,049)	8,244
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	3,520	(2,723)	797
Total	17,961	(6,632)	11,329

Income tax related to other income and expense components with a charge or credit to net equity	As of December 31, 2023
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	(5,843)	1,582	(4,261)
Cash flow hedges	18,692	(5,047)	13,645
Reserve for income (losses) from financial assets measured at fair value through other comprehensive income	190,509	(57,242)	133,267
Total	203,358	(60,707)	142,651
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
Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax (Expense) Benefit	(Expense) Benefit
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Consolidated income before taxes	960,726	974,414	2,807,018
Statutory income tax rate in Chile	27%	27%	27%
Tax expense using the statutory tax rate	(259,396)	(263,092)	(757,895)
Net effect of royalty tax payments	(869)	(4,453)	(6,889)
Specific mining tax to lithium mining claims (see note 20.3) (1)	(32,514)	(12,635)	(1,089,476)
Net effect of other additional taxes (3)	(27,941)	(25,377)	—
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(3,636)	1,030	(1,457)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(10,441)	(5,013)	3,509
Effect due to the difference in tax rates related to abroad subsidiaries	9,802	7,682	(24,748)
Effect of recognizing tax losses	—	14,750	—
Other tax effects from reconciliation between accounting profit and tax expense (2)	4,912	4,535	205
Tax expense using the effective tax rate	(320,083)	(282,573)	(1,876,751)

(1)The net effect from the payment of the specific tax on mining activity applied to lithium includes its deferred tax for US$2.2 million as of December 31, 2025, and as of December 31, 2024, this amount is US$4.0 million

(2)As of December 31, 2024, the other tax effects from the reconciliation between accounting income and tax expenses include deferred taxes from the initiation of operations in Australia.

(3)As of December 31, 2024, mainly related to dividends from abroad subsidiaries and capital gains tax related to common control transactions.

The Company has assessed and documented its exposure to income taxes under this new legislation and has determined that it does not have significant exposure to Pillar Two top-up taxes.

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

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS for the year ended December 31, 2025 were approved and authorized for issue by the Board of Directors on April 20, 2026.
26.2    Disclosures on events occurring after the reporting date
(a)    On January 22, 2026, the Company announced the placement of US600 million in hybrid bonds in the United States.

(b) On January 27, 2026, the Company notified as an essential event that SQM and Codelco formed a partnership for the mining, productive, commercial, community and environmental development of the Salar de Atacama through the merger by absorption of Codelco’s subsidiary, Minera Tarar SpA, into the Company’s subsidiary, Novo Andino, following the final ruling of the Chilean Supreme Court on the motion for illegality filed by Inversiones TLC against official letter No. 74,987, dated June 18, 2024, issued by the CMF. The consequence was the failure of the resolutory condition to which the merger was subject.

(C) On January 27, 2026, the Company, through its subsidiary Nova Andino Litio SpA, received ThUS$139 as a tax refund for the 2024 tax year.

Management is not aware of any significant events that occurred between December 31, 2025, and the date of issuance of these consolidated financial statements that may significantly affect them.